As filed with the Securities and Exchange Commission on December 28, 2004.

--------------------------------------------------------------------------------

                                                             File Nos. 333-_____
                                                                       811-09327

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     AND/OR

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 45 /x/

                 ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
                           (Exact Name of Registrant)

                         ALLSTATE LIFE INSURANCE COMPANY
                               (Name of Depositor)

                               MICHAEL J. VELOTTA
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         ALLSTATE LIFE INSURANCE COMPANY
                                3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847/402-2400
                (Name and Complete Address of Agent for Service)

                                   COPIES TO:

                           CHARLES M. SMITH, JR., ESQUIRE
                           ALLSTATE LIFE INSURANCE COMPANY
                           3100 SANDERS ROAD, SUITE J5B
                           NORTHBROOK, ILLINOIS 60062


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

This registrant hereby amends this registration statement on such date or date as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Units of Interest in the Allstate Financial Advisors Separate Account I under deferred variable annuity contracts.

                         Allstate Life Insurance Company
                 Allstate Financial Advisors Separate Account I

                                   Supplement
                          dated January 3, 2005 to the
            The Allstate Provider Variable Annuity Series Prospectus
                                dated May 1, 2004

This supplement amends certain information contained in the prospectus for the Allstate Provider Advantage, Allstate Provider Ultra and Allstate Provider Extra Variable Annuity Contracts ("Contracts"), formerly issued by Glenbrook Life and Annuity Company ("Glenbrook"). Please read this supplement carefully and retain it for future reference together with your prospectus. All capitalized terms have the same meaning as those included in the prospectus.

Merger of Glenbrook with Allstate Life

Effective January 1, 2005, Glenbrook merged with and into its parent company, Allstate Life Insurance Company ("Allstate Life"). The merger of Glenbrook and Allstate Life (the "Merger") was approved by the boards of directors of Allstate Life and Glenbrook. The Merger also received regulatory approval from the Departments of Insurance of the States of Arizona and Illinois, the states of domicile of Glenbrook and Allstate Life, respectively.

On the date of the Merger, Allstate Life acquired from Glenbrook all of Glenbrook's assets and became directly liable for Glenbrook's liabilities and obligations with respect to all Contracts issued by Glenbrook.

The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to reflect the change to the company that guarantees your Contract benefits from Glenbrook to Allstate Life. You will receive certificate endorsements from Allstate Life that reflect the change from Glenbrook to Allstate Life. The Merger also did not result in any adverse tax consequences for any Contract Owners.

Separate Account Consolidation

Effective January 1, 2005, and in connection with the Merger, Glenbrook Life Multi-Manager Variable Account and Glenbrook Life and Annuity Company Separate Account A combined with and into the Allstate Financial Advisors Separate Account I ("Allstate Separate Account I"), and consolidated duplicative Variable Sub-Accounts that invest in the same Portfolio (the "Consolidation"). The accumulation unit values for the Variable Sub-Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation.

As a result of the Merger and Consolidation, your prospectus is amended as follows:

Replace all references to "Glenbrook" with "Allstate Life." Replace all references to "Glenbrook Life Multi-Manager Variable Account" with "Allstate Financial Advisors Separate Account I." All references to "We," "Us," or "our" shall mean "Allstate Life." All references to "the Variable Account" shall mean "Allstate Financial Advisors Separate Account I."

Page 12: Under the heading "Financial Information" replace the last two sentences of the second paragraph with:

The financial statements of Allstate Life and Allstate Financial Advisors Separate Account I, which includes financial information giving effect to the separate account Consolidation on a pro forma basis, also appear in the Statement of Additional Information. For a free copy of the Statement of Additional Information, please write or call us at 1-800- 755-5275.

Page 22-24: Delete in their entirety the Sections entitled "Market Timing & Excess Trading" and "Trading Limitations" and replace them with the following:

MARKET TIMING & EXCESSIVE TRADING

The Contracts are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Variable Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance. Our policy is not to accept knowingly any money intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Contract if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Contract.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If, in our judgment, we determine that the transfers are part of a market timing strategy or are otherwise harmful to the underlying Portfolio, we will impose the trading limitations as described below under "Trading Limitations." Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Variable Sub-Accounts, not all market timing or excessive trading is identifiable or preventable. Imposition of trading limitations is triggered by the detection of market timing or excessive trading activity, and the trading limitations are not applied prior to detection of such trading activity. Therefore, our policies and procedures do not prevent such trading activity before it first occurs. To the extent that such trading activity occurs prior to detection and the imposition of trading restrictions, the portfolio may experience the adverse effects of market timing and excessive trading described above.

TRADING LIMITATIONS

We reserve the right to limit transfers among the investment alternatives in any Contract year, or to refuse any transfer request, if:

o we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Contract Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Contract Owners; or

o we are informed by one or more of the Portfolios that they intend to restrict the purchase, exchange, or redemption of Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.

In making the determination that trading activity constitutes market timing or excessive trading, we will consider, among other things:

o the total dollar amount being transferred, both in the aggregate and in the transfer request;

o the number of transfers you make over a period of time and/or the period of time between transfers (note: one set of transfers to and from a sub-account in a short period of time can constitute market timing);

o whether your transfers follow a pattern that appears designed to take advantage of short term market fluctuations, particularly within certain Sub-account underlying portfolios that we have identified as being susceptible to market timing activities;

o whether the manager of the underlying portfolio has indicated that the transfers interfere with portfolio management or otherwise adversely impact the portfolio; and

o the investment objectives and/or size of the Sub-account underlying portfolio.

If we determine that a contract owner has engaged in market timing or excessive trading activity, we will restrict that contract owner from making future additions or transfers into the impacted Sub-account(s). If we determine that a contract owner has engaged in a pattern of market timing or excessive trading activity involving multiple Sub-accounts, we will also require that all future transfer requests be submitted through regular U.S. mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery. Any Sub-account or transfer restrictions will be uniformly applied.

In our sole discretion, we may revise our Trading Limitations at any time as necessary to better deter or minimize market timing and excessive trading or to comply with regulatory requirements.

Pages 35: Under the heading "More Information," replace the sections entitled "Glenbrook" and "The Variable Account" with the following:

ALLSTATE LIFE
Allstate Life is the issuer of the Contract. Allstate Life was organized in 1957 is a stock life insurance company under the laws of the state of Illinois. Prior to January 1, 2005, Glenbrook Life and Annuity Company ("Glenbrook") issued the Contract. Effective January 1, 2005, Glenbrook merged with Allstate Life ("Merger"). On the date of the Merger, Allstate Life acquired from Glenbrook all of Glenbrook's assets and became directly liable for Glenbrook's liabilities and obligations with respect to all contracts issued by Glenbrook.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the state of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by The Allstate Corporation.

Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all jurisdictions except the state of New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois 60062.

THE VARIABLE ACCOUNT

Allstate Life established the Allstate Financial Advisors Separate Account I in 1999. The Contracts were previously issued through the Glenbrook Life Multi-Manager Variable Account. Effective January 1, 2005, Glenbrook Life Multi-Manager Variable Account and Glenbrook Life and Annuity Company Separate Account A combined with Allstate Financial Advisors Separate Account I and consolidated duplicative Variable Sub-Accounts that invest in the same Portfolio (the "Consolidation"). The Accumulation Unit Values for the Variable Sub-Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate Life.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Illinois insurance law. That means we account for the Variable Account's income, gains, and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate Life.

The Variable Account consists of multiple Variable Sub-Accounts, each of which are available under the Contract. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

THE ALLSTATE/(R)// /PROVIDER VARIABLE ANNUITY SERIES
ALLSTATE LIFE INSURANCE COMPANY
CUSTOMER SERVICE:
STREET ADDRESS: 2940 S. 84TH STREET, LINCOLN, NE 68506-4142
MAILING ADDRESS: P.O. BOX 80469, LINCOLN, NE 68501-0469
TELEPHONE NUMBER: 1-800-755-5275                PROSPECTUS DATED JANUARY 3, 2005
 -------------------------------------------------------------------------------
Allstate Life Insurance Company ("ALLSTATE", "ALLSTATE LIFE", "WE", OR "US") has issued the following group and individual flexible premium deferred variable annuity contracts (each, a "Contract"):

.. The Allstate/(R)/ Provider Advantage Variable Annuity
.. The Allstate/(R)/ Provider Ultra Variable Annuity
.. The Allstate/(R)/ Provider Extra Variable Annuity

This prospectus contains information about each Contract that you should know before investing. Please keep it for future reference. Not all Contracts may be available in all states or through your sales representative. Please check with your sales representative for details. The Contracts are no longer being offered for new sales. If you have already purchased the Contracts, you may continue to make additional purchase payments according to your Contracts.

Each Contract currently offers 49 investment alternatives ("INVESTMENT ALTERNATIVES"). The investment alternatives include 3 fixed account options ("FIXED ACCOUNT OPTIONS") and 46 variable sub-accounts ("VARIABLE SUB-ACCOUNTS") of the Allstate Financial Advisors Separate Account I ("VARIABLE ACCOUNT"). Each Variable Sub-Account invests exclusively in shares of the portfolios ("PORTFOLIOS") of the following underlying funds ("FUNDS"):

AIM VARIABLE INSURANCE FUNDS (SERIES I)                    GOLDMAN SACHS VARIABLE INSURANCE TRUST
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND,  INC.        MFS/(R)/ VARIABLE INSURANCE TRUST/SM
 (INITIAL SHARES)                                           /(SERVICE CLASS)
DREYFUS STOCK INDEX FUND (INITIAL SHARES)                  OPPENHEIMER VARIABLE ACCOUNT FUNDS
DREYFUS VARIABLE INVESTMENT FUND (INITIAL SHARES)          PUTNAM VARIABLE TRUST (CLASS IB)
FIDELITY/(R)/ VARIABLE INSURANCE PRODUCTS (SERVICE CLASS   THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
 2)                                                         (CLASS I)
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 (CLASS 2)


For the ALLSTATE PROVIDER EXTRA CONTRACTS, each time you make a purchase payment, we will add to your Contract value ("Contract Value") a credit enhancement ("Credit Enhancement") equal to 4% of that purchase payment. Expenses for this Contract may be higher than expenses for an annuity contract without the Credit Enhancement. Over time, the amount of the Credit Enhancement may be more than offset by the higher expenses. You and your agent should decide if this Contract is right for you.

                                  THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
                                  DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR
                                  HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS
                                  PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A
                                  FEDERAL CRIME.

                                  THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS THAT
       IMPORTANT NOTICES           HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL INSTITUTIONS
                                  OR BY EMPLOYEES OF SUCH BANKS. HOWEVER, THE CONTRACTS ARE NOT
                                  DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED BY SUCH INSTITUTIONS
                                  OR ANY FEDERAL REGULATORY AGENCY. INVESTMENT IN THE CONTRACTS
                                  INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF
                                  PRINCIPAL.

                                  THE CONTRACTS ARE NOT FDIC INSURED.


Allstate has filed a Statement of Additional Information, dated January 3, 2005, with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means it is legally a part of this prospectus. Its table of contents appears on page 85 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's Web site.


                                 1  PROSPECTUS

Each Fund has multiple Portfolios. Not all of the Funds and/or Portfolios, however, may be available with your Contract. You should check with your representative for further information on the availability of Funds and/or Portfolios. Your annuity application will list all available Portfolios.


                                 2  PROSPECTUS

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                     PAGE

--------------------------------------------------------------------------------
OVERVIEW
--------------------------------------------------------------------------------
  Important Terms                                                       4
--------------------------------------------------------------------------------
  Overview of Contracts                                                 5
--------------------------------------------------------------------------------
  The Contract At A Glance                                              6
--------------------------------------------------------------------------------
  How the Contract Works                                                9
--------------------------------------------------------------------------------
  Expense Table                                                         10
--------------------------------------------------------------------------------
  Financial Information                                                 14
--------------------------------------------------------------------------------
CONTRACT FEATURES
--------------------------------------------------------------------------------
  The Contract                                                          14
--------------------------------------------------------------------------------
  Purchases                                                             16
--------------------------------------------------------------------------------
  Contract Value                                                        17
--------------------------------------------------------------------------------
INVESTMENT ALTERNATIVES
--------------------------------------------------------------------------------
     The Variable Sub-Accounts                                          18
--------------------------------------------------------------------------------
     The Fixed Account Options                                          21
--------------------------------------------------------------------------------
     Transfers                                                          24
--------------------------------------------------------------------------------
  Expenses                                                              26
--------------------------------------------------------------------------------
  Access To Your Money                                                  29
--------------------------------------------------------------------------------
  Income Payments                                                       30
--------------------------------------------------------------------------------
  Death Benefits                                                        33
--------------------------------------------------------------------------------



                                                                      PAGE

--------------------------------------------------------------------------------
OTHER INFORMATION
--------------------------------------------------------------------------------
  More Information                                                      38
--------------------------------------------------------------------------------
  Allstate Life                                                         38
--------------------------------------------------------------------------------
  The Variable Account                                                  38
--------------------------------------------------------------------------------
  The Portfolios                                                        38
--------------------------------------------------------------------------------
  The Contract                                                          39
--------------------------------------------------------------------------------
  Non-Qualified Annuities Held Within a Qualified Plan                  40
--------------------------------------------------------------------------------
  Legal Matters                                                         40
--------------------------------------------------------------------------------
  Taxes                                                                 41
--------------------------------------------------------------------------------
     Taxation of Variable Annuities in General                          41
--------------------------------------------------------------------------------
     Income Tax Withholding                                             43
--------------------------------------------------------------------------------
     Tax Qualified Contracts                                            44
--------------------------------------------------------------------------------
  Annual Reports and Other Documents                                    47
--------------------------------------------------------------------------------
APPENDIX A - ACCUMULATION UNIT VALUES                                   48
--------------------------------------------------------------------------------
APPENDIX B - MARKET VALUE ADJUSTMENT EXAMPLES                           78
--------------------------------------------------------------------------------
APPENDIX C - CALCULATION OF ENHANCED EARNINGS DEATH BENEFIT AMOUNT      83
--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS                   85
--------------------------------------------------------------------------------



                                 3  PROSPECTUS

IMPORTANT TERMS
--------------------------------------------------------------------------------

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.


                                                                      PAGE

--------------------------------------------------------------------------------
ACCUMULATION PHASE                                                      9
--------------------------------------------------------------------------------
ACCUMULATION UNIT                                                       14
--------------------------------------------------------------------------------
ACCUMULATION UNIT VALUE                                                 14
--------------------------------------------------------------------------------
ANNIVERSARY VALUES                                                      34
--------------------------------------------------------------------------------
ANNUITANT                                                               14
--------------------------------------------------------------------------------
AUTOMATIC ADDITIONS PLAN                                                16
--------------------------------------------------------------------------------
AUTOMATIC PORTFOLIO REBALANCING PROGRAM                                 25
--------------------------------------------------------------------------------
BENEFICIARY                                                             15
--------------------------------------------------------------------------------
CANCELLATION PERIOD                                                     6
--------------------------------------------------------------------------------
CONTINGENT BENEFICIARY                                                  15
--------------------------------------------------------------------------------
CONTRACT*                                                               14
--------------------------------------------------------------------------------
CONTRACT ANNIVERSARY                                                    7
--------------------------------------------------------------------------------
CONTRACT OWNER ("YOU")                                                  14
--------------------------------------------------------------------------------
CONTRACT VALUE                                                          17
--------------------------------------------------------------------------------
CONTRACT YEAR                                                           8
--------------------------------------------------------------------------------
CREDIT ENHANCEMENT                                                      16
--------------------------------------------------------------------------------
DEATH BENEFIT ANNIVERSARY                                               33
--------------------------------------------------------------------------------
DEATH BENEFIT EARNINGS                                                  36
--------------------------------------------------------------------------------
DOLLAR COST AVERAGING PROGRAM                                           25
--------------------------------------------------------------------------------
DUE PROOF OF DEATH                                                      33
--------------------------------------------------------------------------------
ENHANCED EARNINGS DEATH BENEFIT RIDER                                   35
--------------------------------------------------------------------------------
ENHANCED DEATH BENEFIT RIDER                                            33
--------------------------------------------------------------------------------
EXCESS-OF-EARNINGS WITHDRAWAL                                           36
--------------------------------------------------------------------------------
FIXED ACCOUNT OPTIONS                                                   21
--------------------------------------------------------------------------------
FREE WITHDRAWAL AMOUNT                                                  27
--------------------------------------------------------------------------------
FUNDS                                                                   1
--------------------------------------------------------------------------------


                                                                      PAGE

--------------------------------------------------------------------------------
Allstate("WE" OR "US")                                                  1
--------------------------------------------------------------------------------
GUARANTEE PERIODS                                                       22
--------------------------------------------------------------------------------
GUARANTEED INCOME BENEFIT                                               32
--------------------------------------------------------------------------------
GUARANTEED MATURITY FIXED ACCOUNT                                       22
--------------------------------------------------------------------------------
INCOME BASE                                                             32
--------------------------------------------------------------------------------
INCOME BENEFIT RIDER                                                    31
--------------------------------------------------------------------------------
INCOME PLANS                                                            30
--------------------------------------------------------------------------------
IN-FORCE EARNINGS                                                       36
--------------------------------------------------------------------------------
IN-FORCE PREMIUM                                                        36
--------------------------------------------------------------------------------
INVESTMENT ALTERNATIVES                                                 18
--------------------------------------------------------------------------------
ISSUE DATE                                                              9
--------------------------------------------------------------------------------
MARKET VALUE ADJUSTMENT                                                 23
--------------------------------------------------------------------------------
PAYOUT PHASE                                                            9
--------------------------------------------------------------------------------
PAYOUT START DATE                                                       30
--------------------------------------------------------------------------------
PORTFOLIOS                                                              38
--------------------------------------------------------------------------------
PRIMARY BENEFICIARY                                                     15
--------------------------------------------------------------------------------
QUALIFIED CONTRACTS                                                     6
--------------------------------------------------------------------------------
RIDER APPLICATION DATE                                                  7
--------------------------------------------------------------------------------
RIDER DATE                                                              31
--------------------------------------------------------------------------------
SEC                                                                     1
--------------------------------------------------------------------------------
SETTLEMENT VALUE                                                        33
--------------------------------------------------------------------------------
SYSTEMATIC WITHDRAWAL PROGRAM                                           29
--------------------------------------------------------------------------------
VALUATION DATE                                                          16
--------------------------------------------------------------------------------
VARIABLE ACCOUNT                                                        38
--------------------------------------------------------------------------------
VARIABLE SUB-ACCOUNT                                                    1
--------------------------------------------------------------------------------




*In certain states the Contract is available only as a group Contract. If you purchase a group Contract, we will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise. References to "Contract" also include all three Contracts listed on the cover page of this prospectus, unless otherwise noted. However, we administer each Contract separately.




                                 4  PROSPECTUS

OVERVIEW OF CONTRACTS
--------------------------------------------------------------------------------

The Contracts offer many of the same basic features and benefits. They differ primarily with respect to the charges imposed, as follows:

.. The ALLSTATE PROVIDER ADVANTAGE CONTRACT has a mortality and expense risk charge of 1.45%, and no withdrawal charge.

.. The ALLSTATE PROVIDER ULTRA CONTRACT has a mortality and expense risk charge of 1.25%, and a withdrawal charge of up to 7% with a 7 year withdrawal charge period (and an annual Free Withdrawal Amount).

.. The ALLSTATE PROVIDER EXTRA CONTRACT offers a 4% Credit Enhancement on purchase payments, and has a mortality and expense risk charge of 1.40% and a withdrawal charge of up to 8% with an 8 year withdrawal charge period (and an annual Free Withdrawal Amount).

Other differences among the Contracts relate to the transfer fees and the maximum age of the Contract owners and Annuitants on the application date, the effect of changing Annuitants under the Income Benefit Rider,* the spousal continuation provisions of the Enhanced Death Benefit and Enhanced Earnings Death Benefit Riders, and the calculation of the Enhanced Earnings Death Benefit.



*We discontinued offering the Income Benefit Rider as of January 1, 2004.


                                 5  PROSPECTUS

THE CONTRACT AT A GLANCE
--------------------------------------------------------------------------------

The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.

FLEXIBLE PAYMENTS               You can purchase a Contract with as little as $5,000
                                ($2,000 for Contracts issued within an IRA or TSA). You
                                can add to your Contract as often and as much as you
                                like, but each payment must be at least $50.

                                For ALLSTATE PROVIDER EXTRA CONTRACTS each time you
                                make a purchase payment, we will add to your Contract
                                Value a Credit Enhancement equal to 4% of that purchase
                                payment
---------------------------------------------------------------------------------------
RIGHT TO CANCEL                 You may cancel your Contract within 20 days of receipt
                                or any longer period as your state may require
                                ("CANCELLATION PERIOD"). Upon cancellation, we will
                                return your purchase payments adjusted, to the extent
                                federal or state law permits, to reflect the investment
                                experience of any amounts allocated to the Variable
                                Account, including the deduction of mortality and
                                expense risk charges and administrative expense
                                charges.

                                Allstate Provider Extra Contracts
                                ---------------------------------

                                If you exercise your Right to Cancel the Contract, the
                                amount we refund to you will not include any Credit
                                Enhancement.  See "Right to Cancel" for details.
---------------------------------------------------------------------------------------
EXPENSES                         You will bear the following expenses:


                                Allstate Provider Advantage Contracts
                                -------------------------------------

                                .Total Variable Account annual fees equal to 1.55% of
                                  average daily net assets (1.80% if you select the
                                  ENHANCED DEATH BENEFIT RIDER or the INCOME BENEFIT
                                  RIDER;* and 2.05% if you select both the Enhanced
                                  Death Benefit and the Income Benefit Riders).

                                . no withdrawal charges

                                .transfer fee of $10 after the 12th transfer in any
                                  Contract Year (fee currently waived).


                                Allstate Provider Ultra Contracts
                                ---------------------------------

                                .Total Variable Account annual fees equal to 1.35% of
                                  average daily net assets (1.60% if you select the
                                  Enhanced Death Benefits Rider or the Income Benefit
                                  Rider;* and 1.85% if you select both the Enhanced
                                  Death Benefit and the Income Benefit Riders).

                                .Withdrawal charges ranging from 0% to 7% of purchase
                                  payments withdrawn (with certain exceptions).

                                .transfer fee of $10 after the 12th transfer in any
                                  Contract Year (fee currently waived).

 ---------------------------------------------------------------------------------------
                                6  PROSPECTUS

EXPENSES (CONTINUED)            Allstate Provider Extra Contracts
                                ---------------------------------

                                .Total Variable Account annual fees equal to 1.50% of
                                  average daily net assets (1.75% if you select the
                                  Enhanced Death Benefit Rider or the Income Benefit
                                  Rider;* and 2.00% if you select both the Enhanced
                                  Death Benefit and the Income Benefit Riders).

                                .Withdrawal charges ranging from 0% to 8% of purchase
                                  payments withdrawn (with certain exceptions).

                                . Transfer fee of up to 0.50% of the amount transferred
                                  after the 12th transfer in any Contract Year (subject
                                  to a minimum charge of $10.00 per transfer).  This
                                  fee is currently waived.

                                All Contracts
                                -------------

                                . If you select the ENHANCED EARNINGS DEATH BENEFIT
                                  RIDER, you would pay an additional annual fee of up
                                  to 0.35% (depending on the oldest Contract owner's
                                  age as of the date we receive the completed
                                  application or a written request to add the Rider,
                                  whichever is later) ("RIDER APPLICATION DATE") of the
                                  CONTRACT VALUE on each Contract anniversary
                                  ("CONTRACT ANNIVERSARY"). For more information about
                                  Variable Account expenses, see "EXPENSES" on page 10.

                                .Annual contract maintenance charge of $35 (with
                                  certain exceptions)

                                . State premium tax (if your state imposes one).

                                In addition, each Portfolio pays expenses that you will
                                bear indirectly if you invest in a Variable
                                Sub-Account.

                                *We discontinued offering the Income Benefit Rider as
                                of January 1, 2004. Fees shown apply to Contract Owners
                                who selected the Rider prior to January 1, 2004.
---------------------------------------------------------------------------------------
INVESTMENT ALTERNATIVES         The Contract offers 49 investment alternatives
                                including:

                                .3 Fixed Account Options (which credit interest at
                                  rates we guarantee)

                                .46 Variable Sub-Accounts investing in Portfolios
                                  offering professional money management by these investment advisers:

                                . A I M Advisors, Inc.

                                . The Dreyfus Corporation

                                . Fidelity Management & Research Company

                                . Franklin Advisers, Inc.

                                . Franklin Mutual Advisers, LLC

                                . Goldman Sachs Asset Management, L.P.

                                . MFS/TM/ Investment Management

                                . OppenheimerFunds, Inc.

                                . Putnam Investment Management, LLC

                                . Templeton Asset Management Ltd.

                                . Templeton Investment Counsel, LLC

                                . Van Kampen *

                                To find out current rates being paid on the Fixed
                                Account Options or how the Variable Sub-Accounts have
                                performed, call us at 1-800-755-5275.

                                *Morgan Stanley Investment Management Inc., the adviser
                                to the UIF Portfolios, does business in certain
                                instances as Van Kampen.

---------------------------------------------------------------------------------------
                                 7  PROSPECTUS

SPECIAL SERVICES                For your convenience, we offer these special services:

                                . AUTOMATIC PORTFOLIO REBALANCING PROGRAM

                                . AUTOMATIC ADDITIONS PROGRAM

                                . DOLLAR COST AVERAGING PROGRAM

                                . SYSTEMATIC WITHDRAWAL PROGRAM
---------------------------------------------------------------------------------------
INCOME PAYMENTS                 You can choose fixed income payments, variable income
                                payments, or a combination of the two. You can receive
                                your income payments in one of the following ways:

                                . life income with guaranteed payments

                                .a "joint and survivor" life income with guaranteed
                                  payments

                                .guaranteed payments for a specified period (5 to 30
                                  years)

                                Prior to January 1, 2004, we offered an Income Benefit
                                Rider.
---------------------------------------------------------------------------------------
DEATH BENEFIT                   If you or the ANNUITANT (if the Contract is owned by a
                                non-living person) die before the PAYOUT START DATE, we
                                will pay the death benefit described in the Contract.

                                We also offer an Enhanced Death Benefit Rider and an
                                Enhanced Earnings Death Benefit Rider.
---------------------------------------------------------------------------------------
TRANSFERS                       Before the Payout Start Date, you may transfer your
                                Contract Value among the investment alternatives, with
                                certain restrictions. We do not currently impose a fee
                                upon transfers. However, we reserve the right to charge
                                $10 per transfer (up to 0.50% of the amount transferred
                                per transaction for ALLSTATE PROVIDER EXTRA CONTRACTS)
                                after the 12th transfer in each "CONTRACT YEAR", which
                                we measure from the date we issue your Contract or a
                                Contract Anniversary.
---------------------------------------------------------------------------------------
WITHDRAWALS                     You may withdraw some or all of your Contract Value at
                                any time prior to the Payout Start Date. In general,
                                you must withdraw at least $50 at a time. Full or
                                partial withdrawals are available under limited
                                circumstances on or after the Payout Start Date.
                                Withdrawals taken prior to annuitization (referred to
                                in this prospectus as the Payout Phase) are generally
                                considered to come from the earnings in the Contract
                                first.  If the Contract is tax-qualified, generally all
                                withdrawals are treated as distributions of earnings.
                                Withdrawals of earnings are taxed as ordinary income
                                and, if taken prior to age 59 1/2, may be subject to an
                                additional 10% federal tax penalty. A withdrawal charge
                                (ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE
                                PROVIDER EXTRA CONTRACTS only) and a MARKET VALUE
                                ADJUSTMENT also may apply.
---------------------------------------------------------------------------------------

                                 8  PROSPECTUS





HOW THE CONTRACT WORKS
--------------------------------------------------------------------------------

The Contract basically works in two ways.

First, the Contract can help you (we assume you are the CONTRACT OWNER) save for retirement because you can invest in up to 49 investment alternatives and generally pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or Fixed Account Options. If you invest in any of the three Fixed Account Options, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/ or for a pre-set number of years, by selecting one of the income payment options (we call these "INCOME PLANS") described on page 30. You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select.
 During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.

Issue                                           Payout Start
Date            Accumulation Phase                  Date                 Payout Phase
------------------------------------------------------------------------------------------------------------>
You buy    You save for retirement              You elect to receive    You can receive    Or you can receive
a Contract                                      income payments or      income payments    income payments
                                                receive a lump sum      for a set period   for life
                                                payment




As the Contract Owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract Owner or, if none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. See "The Contract." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract Owner, or if there is none, to your Beneficiary. See "Death Benefits."

Please call us at 1-800-755-5275 if you have any questions about how the Contract works.


                                 9  PROSPECTUS

EXPENSE TABLE
--------------------------------------------------------------------------------

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes that may be imposed by the state where you reside. For more information about Variable Account expenses, see "Expenses," on page 26. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Funds.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE (AS A PERCENTAGE OF PURCHASE PAYMENTS)

ALLSTATE PROVIDER EXTRA CONTRACTS
-----------------------------------------------------------------------------------------------------
Number of complete years since we received the          0    1    2    3    4    5    6    7     8+
 purchase payment being withdrawn*
-----------------------------------------------------------------------------------------------------
Applicable charge                                       8%   8%   8%   7%   6%   5%   4%   3%    0%
-----------------------------------------------------------------------------------------------------


ALLSTATE PROVIDER ADVANTAGE          None
CONTRACTS
-------------------------------------------------------------------------------
ALLSTATE PROVIDER ULTRA CONTRACTS
-------------------------------------------------------------------------------
Number of complete years since we
 received the purchase payment          0   1    2    3    4    5    6     7+
 being withdrawn*
-------------------------------------------------------------------------------
Applicable charge                       7%  6%   6%   5%   5%   4%   3%    0%
-------------------------------------------------------------------------------


If you make a withdrawal before the Payout Start Date, we will apply the withdrawal charge percentage in effect on the date of the withdrawal, or the withdrawal charge percentage in effect on the following day, whichever is lower.

ANNUAL CONTRACT MAINTENANCE CHARGE                                               $35.00**
------------------------------------------------------------------------------------------


TRANSFER FEE
Allstate Provider Advantage and
Allstate Provider Ultra Contracts       $10.00***
Allstate Provider Extra Contracts       up to .50% of the amount transferred,
                                        subject to a minimum fee of $10.00 per
                                        transfer***
-------------------------------------------------------------------------------


* Each Contract Year, you may withdraw up to 15% of your aggregate purchase payments without incurring a withdrawal charge.

**We will waive this charge in certain cases. See "Expenses."

***Applies solely to the thirteenth and subsequent transfers within a Contract Year, excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently waiving the transfer fee.

VARIABLE ACCOUNT ANNUAL EXPENSES

(as a percentage of average daily net asset value deducted from each Variable Sub-Account)

                                  Allstate Provider             Allstate Provider    Allstate Provider
                                 Advantage Contracts            Ultra   Contracts    Extra Contracts
-------------------------------------------------------------------------------------------------------
WITHOUT THE ENHANCED DEATH BENEFIT OR INCOME BENEFIT/+/ RIDERS
-------------------------------------------------------------------------------------------------------
 Mortality and Expense                                  1.45%               1.25%                1.40%
 Risk Charge
-------------------------------------------------------------------------------------------------------
 Administrative                                         0.10%               0.10%                0.10%
 Expense Charge
-------------------------------------------------------------------------------------------------------
 Total Variable
 Account Annual                                         1.55%               1.35%                1.50%
 Expenses
-------------------------------------------------------------------------------------------------------
WITH THE ENHANCED DEATH BENEFIT RIDER
-------------------------------------------------------------------------------------------------------
 Mortality and Expense                                  1.70%               1.50%                1.65%
 Risk Charge
-------------------------------------------------------------------------------------------------------
 Administrative                                         0.10%               0.10%                0.10%
 Expense Charge
-------------------------------------------------------------------------------------------------------
 Total Variable
 Account Annual                                         1.80%               1.60%                1.75%
 Expenses
-------------------------------------------------------------------------------------------------------
WITH THE INCOME BENEFIT/+/ RIDER
-------------------------------------------------------------------------------------------------------
 Mortality and Expense                                  1.70%               1.50%                1.65%
 Risk Charge
-------------------------------------------------------------------------------------------------------
 Administrative                                         0.10%               0.10%                0.10%
 Expense Charge
-------------------------------------------------------------------------------------------------------
 Total Variable
 Account Annual                                         1.80%               1.60%                1.75%
 Expenses
-------------------------------------------------------------------------------------------------------
WITH THE INCOME BENEFIT/+/ AND ENHANCED DEATH BENEFIT RIDERS
-------------------------------------------------------------------------------------------------------
 Mortality and Expense                                  1.95%               1.75%                1.90%
 Risk Charge
-------------------------------------------------------------------------------------------------------
 Administrative                                         0.10%               0.10%                0.10%
 Expense Charge
-------------------------------------------------------------------------------------------------------
 Total Variable
 Account Annual                                         2.05%               1.85%                2.00%
 Expenses
-------------------------------------------------------------------------------------------------------




                                 10  PROSPECTUS

*We discontinued offering the Income Benefit Rider as of January 1, 2004. Fees shown apply to Contract Owners who selected the Rider prior to January 1, 2004.

If you elect the Enhanced Earnings Death Benefit Rider, we will deduct an annual charge of up to 0.35% of your Contract Value on each Contract Anniversary during the Accumulation Phase. The charge is based on the oldest Contract owner's age as of the Rider Application Date, as follows:

Age                                                             Annual Charge
-------------------------------------------------------------------------------
0-55                                                                 0.10%
-------------------------------------------------------------------------------
56-65                                                                0.20%
-------------------------------------------------------------------------------
66-75                                                                0.35%
-------------------------------------------------------------------------------


We will deduct this charge from your Contract Value in the Variable Account on a pro rata basis. If the Contract Value in the Variable Account is not sufficient to cover the charge, we will deduct the remaining charge from the fixed Guaranteed Periods, beginning with the oldest fixed Guaranteed Period (see "EXPENSES" on page 26 for additional information). Fixed Guarantee Periods may not be available in all states.

ANNUAL PORTFOLIO EXPENSES

The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. These are expenses that are deducted from Portfolio assets, and may include management fees, distribution and/or services (12b-1) fees, and other expenses. Advisers and/or other service providers of certain Portfolios may have agreed to waive their fees and/or reimburse Portfolio expenses in order to keep the Portfolios' expenses below specified limits. In some cases these expense limitations are contractual. In other cases these expense limitations are voluntary and may be terminated at any time. More detail concerning each Portfolio's fees and expenses appears in the prospectus for each Portfolio.

                           ANNUAL PORTFOLIO EXPENSES
--------------------------------------------------------------------------------
                                 Minimum                        Maximum
--------------------------------------------------------------------------------
Total Annual Portfolio              0.27%                         1.80%
Operating Expenses/1/
--------------------------------------------------------------------------------


(1) Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2003.

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in the other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Variable Account annual expenses, and Portfolio fees and expenses. In each case, the first line of the Example assumes that the maximum fees and expenses of any of the Portfolios are charged. The second line of the Example assumes that the minimum fees and expenses of any of the Portfolios are charged. Your actual expenses may be higher or lower than those shown below.


EXAMPLE 1 (ALLSTATE PROVIDER ADVANTAGE CONTRACTS)


The Example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

.. invested $10,000 in the Contract for the time period indicated,

.. earned a 5% annual return on your investment,

.. elected the Enhanced Death Benefit and Income Benefit Riders, and

.. elected the Enhanced Earnings Death Benefit Rider (assuming Contract owner is age 66-75 on the Rider Application Date).

THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.

                                       1 Year         3 Years         5 Years          10 Years
---------------------------------------------------------------------------------------------------
Costs Based on Maximum Annual          $466         $1,408         $2,363          $4,809
Portfolio Expenses
---------------------------------------------------------------------------------------------------
Costs Based on Minimum Annual          $309           $948         $1,613          $3,402
Portfolio Expenses
---------------------------------------------------------------------------------------------------




                                 11  PROSPECTUS

PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR RATE OF RETURN MAY BE HIGHER OR LOWER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES DO NOT ASSUME THAT ANY PORTFOLIO EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS ARE IN EFFECT FOR THE PERIODS PRESENTED. THE ABOVE EXAMPLES ASSUME THE ELECTION OF THE ENHANCED DEATH BENEFIT AND INCOME BENEFIT RIDERS WITH A TOTAL MORTALITY AND EXPENSE RISK CHARGE OF 1.95% FOR ALLSTATE PROVIDER ADVANTAGE CONTRACTS AND THE ENHANCED EARNINGS DEATH BENEFIT RIDER WITH AN ANNUAL FEE OF 0.35%. IF THOSE RIDERS WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER. THE EXAMPLES REFLECT THE DEDUCTION OF THE ANNUAL CONTRACT MAINTENANCE CHARGE OF $35.




EXAMPLE 2 (ALLSTATE PROVIDER EXTRA CONTRACTS)
The Example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

.. invested $10,000 in the Contract for the time period indicated,

.. earned a 5% annual return on your investment,

.. surrendered your Contract, or began receiving income payments for a specified period of less than 120 months, at the end of each time period, and elected the Enhanced Death Benefit and Income Benefit Riders, and

.. elected the Enhanced Earnings Death Benefit Rider (assuming Contract owner is age 66-75 on the Rider Application Date).

The Example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

                                       1 Year         3 Years         5 Years          10 Years
---------------------------------------------------------------------------------------------------
Costs Based on Maximum Annual          $1,141          $1,988          $2,765          $4,767
Portfolio Expenses
---------------------------------------------------------------------------------------------------
Costs Based on Minimum Annual          $984            $1,527          $2,012          $3,353
Portfolio Expenses
---------------------------------------------------------------------------------------------------





EXAMPLE 3 (ALLSTATE PROVIDER EXTRA CONTRACTS)
This example uses the same assumptions as Example 2 above, except that it assumes you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of the time period.

                            1 Year         3 Years         5 Years          10 Years
----------------------------------------------------------------------------------------
Costs Based on Maximum
Annual Portfolio             $461          $1,393           $2,340           $4,767
Expenses
----------------------------------------------------------------------------------------
Costs Based on Minimum
Annual Portfolio             $304           $932            $1,587           $3,353
Expenses
----------------------------------------------------------------------------------------


PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR RATE OF RETURN MAY BE HIGHER OR LOWER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES DO NOT ASSUME THAT ANY PORTFOLIO EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS ARE IN EFFECT FOR THE PERIODS PRESENTED. THE ABOVE EXAMPLES ASSUME THE ELECTION OF THE ENHANCED DEATH BENEFIT AND INCOME BENEFIT RIDERS WITH A TOTAL MORTALITY AND EXPENSE RISK CHARGE OF 1.90% FOR ALLSTATE PROVIDER EXTRA CONTRACTS AND THE ENHANCED EARNINGS DEATH BENEFIT RIDER WITH AN ANNUAL FEE OF 0.35%. IF THOSE RIDERS WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER. THE EXAMPLES REFLECT THE DEDUCTION OF THE ANNUAL CONTRACT MAINTENANCE CHARGE OF $35.




                                 12  PROSPECTUS

EXAMPLE 4 (ALLSTATE PROVIDER ULTRA CONTRACTS)
The Example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

.. invested $10,000 in the Contract for the time period indicated,

.. earned a 5% annual return on your investment,

.. surrendered your Contract, or you began receiving income payments for a specified period of less tan 120 months, at the end of each time period,

.. elected the Enhanced Death Benefit and Income Benefit Riders, and

.. elected the Enhanced Earnings Death Benefit Rider (assuming Contract owner is age 66-75 on the Rider Application Date).

THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.

                                       1 Year         3 Years         5 Years          10 Years
---------------------------------------------------------------------------------------------------
Costs Based on Maximum Annual          $956            $1,774           $2,608          $4,638
Portfolio Expenses
---------------------------------------------------------------------------------------------------
Costs Based on Minimum Annual          $799            $1,311           $1,851          $3,202
Portfolio Expenses
---------------------------------------------------------------------------------------------------





EXAMPLE 5 (ALLSTATE PROVIDER ULTRA CONTRACTS)
This example uses the same assumptions as Example 4 above, except that it assumes you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of the time period.

                            1 Year         3 Years         5 Years          10 Years
----------------------------------------------------------------------------------------
Costs Based on Maximum
Annual Portfolio            $446         $1,349         $2,268          $4,638
Expenses
----------------------------------------------------------------------------------------
Costs Based on Minimum
Annual Portfolio            $289          $886          $1,511          $3,202
Expenses
----------------------------------------------------------------------------------------


PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR RATE OF RETURN MAY BE HIGHER OR LOWER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES DO NOT ASSUME THAT ANY PORTFOLIO EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS ARE IN EFFECT FOR THE PERIODS PRESENTED. THE ABOVE EXAMPLES ASSUME THE ELECTION OF THE ENHANCED DEATH BENEFIT AND INCOME BENEFIT RIDERS WITH A TOTAL MORTALITY AND EXPENSE RISK CHARGE OF 1.75% FOR ALLSTATE PROVIDER ULTRA CONTRACTS AND THE ENHANCED EARNINGS DEATH BENEFIT RIDER WITH AN ANNUAL FEE OF 0.35%. IF THOSE RIDERS WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER. THE EXAMPLES REFLECT THE DEDUCTION OF THE ANNUAL CONTRACT MAINTENANCE CHARGE OF $35.


                                 13  PROSPECTUS

FINANCIAL INFORMATION
--------------------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "ACCUMULATION UNIT". Each Variable Sub-Account has a separate value for its Accumulation Units which we call "ACCUMULATION UNIT VALUE." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

The financial statements of Allstate and Allstate Financial Advisors Separate Account I, which includes financial information giving effect to the Consolidation on a pro forma basis, also appear in the Statement of Additional Information. For a free copy of the Statement of Additional Information, please write or call us at 1-800- 755-5275.


THE CONTRACT
--------------------------------------------------------------------------------


CONTRACT OWNER
Each Contract is an agreement between you, the Contract Owner, and Allstate, a life insurance company. As the Contract Owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

.. the investment alternatives during the Accumulation and Payout Phases,

.. the amount and timing of your purchase payments and withdrawals,

.. the programs you want to use to invest or withdraw money,

.. the income payment plan you want to use to receive retirement income,

.. the Annuitant (either yourself or someone else) on whose life the income payments will be based,

.. the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract Owner dies, and

.. any other rights that the Contract provides.

If you die, any surviving Contract Owner, or, if none, the Beneficiary may exercise the rights and privileges provided to them by the Contract.

The Contract cannot be jointly owned by both a non-living person and a living person. If the Contract Owner is a grantor trust, the Contract Owner will be considered a non-living person for purposes of this section and the Death Benefits section.The maximum age of any Contract owner on the date we receive the completed application for each Contract is as follows:

.. 90 - Allstate Provider Advantage

.. 90 - Allstate Provider Ultra

.. 80 - Allstate Provider Extra

You may change the Contract owner at any time. We will provide a change of ownership form to be signed by you and filed with us. After we accept the form, the change of ownership will be effective as of the date you signed the form. Until we receive your written notice to change the Contract owner, we are entitled to rely on the most recent ownership information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change the Contract owner, you should deliver your written notice to us promptly. Each change is subject to any payment made by us or any other action we take before we accept the change.

Changing ownership of this contract may cause adverse tax consequences and may not be allowed under qualified plans. Please consult with a competent tax advisor prior to making a request for a change of Contract Owner.

The Contract can also be purchased as an IRA or TSA (also known as a 403(b)). The endorsements required to qualify these annuities under the Internal Revenue Code of 1986, as amended, ("Code") may limit or modify your rights and privileges under the Contract.


ANNUITANT
The Annuitant is the individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). You initially designate an Annuitant in your application. You may change the Annuitant at any time prior to the Payout Start Date (only if the Contract owner is a living person). Once we accept a change, it takes effect as of the date you signed the request. Each change is subject to any payment we make or other action we take before we accept it.

You may designate a joint Annuitant, who is a second person on whose life income payments depend. We permit you to name a joint annuitant when you elect an Income Plan. If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be:

   (i) the youngest Contract owner; otherwise,

   (ii) the youngest Beneficiary.

The maximum age of any Annuitant on the date we receive the completed application for each Contract is as follows:

.. 90 - Allstate Provider Advantage

.. 90 - Allstate Provider Ultra

.. 80 - Allstate Provider Extra


                                 14  PROSPECTUS

BENEFICIARY
You may name one or more primary and contingent Beneficiaries when you apply for a Contract. The primary Beneficiary is the person who may elect to receive the death benefit or become the new Contract Owner pursuant to the Contract if the sole surviving Contract Owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the primary Beneficiary will receive any guaranteed income payments scheduled to continue.

A contingent Beneficiary is the person selected by the Contract Owner who will exercise the rights of the primary Beneficiary if all named primary Beneficiaries die before the death of the sole surviving Contract Owner.

You may change or add Beneficiaries at any time, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed by you and filed with us. After we accept the form, the change of Beneficiary will be effective as of the date you signed the form. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly. Each beneficiary change is subject to any payment made by us or any other action we take before we accept the change.

If you did not name a Beneficiary or, unless otherwise provided in the Beneficiary designation, if a named Beneficiary is no longer living and there are no other surviving primary or contingent Beneficiaries the new Beneficiary will be:

.. your spouse or, if he or she is no longer alive,

.. your surviving children equally, or if you have no surviving children,

.. your estate.

If one or more Beneficiaries survive you, we will divide the death benefit among the surviving Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.

If there is more than one Beneficiary in a class and one of the Beneficiaries predeceases the Owner, the remaining Beneficiaries in that class will divide the deceased Beneficiary share in proportion to the original share of the remaining Beneficiaries.

If there is more than one Beneficiary taking shares of the death proceeds, each Beneficiary will be treated as a separate and independent owner of his or her respective share of the death proceeds. Each Beneficiary will exercise all rights related to his or her share of the death proceeds, including the sole right to select a payout option, subject to any restrictions previously placed upon the Beneficiary. Each Beneficiary may designate a Beneficiary(ies) for his or her respective share, but that designated Beneficiary(ies) will be restricted to the payout option chosen by the original Beneficiary. If there is more than one Beneficiary and one of the Beneficiaries is a corporation or other type of non-living person, all Beneficiaries will be considered to be non-living persons for the above purposes.


MODIFICATION OF THE CONTRACT
Only a Allstateofficer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents have the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT
No owner has a right to assign any interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.




                                 15  PROSPECTUS

PURCHASES
--------------------------------------------------------------------------------


MINIMUM PURCHASE PAYMENTS
Your initial purchase payment must be at least $5,000 ($2,000 for Contracts issued within an IRA or TSA). All subsequent purchase payments must be $50 or more. You may make purchase payments at any time prior to the Payout Start Date. We reserve the right to limit the maximum amount of purchase payments we will accept. The most we will accept without our prior approval is $1,000,000. We reserve the right to limit the availability of investment alternatives. We also reserve the right to reject any application.


AUTOMATIC ADDITIONS PROGRAM
You may make subsequent purchase payments by automatically transferring money from your bank account. Consult your representative for more detailed information.


ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by notifying us in writing.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our home office. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our home office.

We are open for business each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "VALUATION DATES." Our business day closes when the New York Stock Exchange closes, usually 4 p.m. Eastern Time (3 p.m. Central Time). If we receive your purchase payment after 3 p.m. Central Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.


CREDIT ENHANCEMENT (ALLSTATE PROVIDER EXTRA CONTRACTS ONLY)
Each time you make a purchase payment, we will add to your Contract Value a Credit Enhancement equal to 4% of the purchase payment.

We will allocate any Credit Enhancements to the investment alternatives according to the allocation instructions you have on file with us at the time we receive your purchase payment. We will allocate each Credit Enhancement among the investment alternatives in the same proportions as the corresponding purchase payment (except that any portion of the Credit Enhancement corresponding to the value in any Fixed Account Option will instead be allocated to the Money Market Variable Sub-account). Thereafter you may instruct us to allocate these funds to any investment alternative you choose.

Credit Enhancements are treated as "earnings" for purposes of determining withdrawal charges and free withdrawal amounts on surrenders and partial withdrawals. Similarly, we do not consider Credit Enhancements to be investments in the Contract for income tax purposes.

We use a portion of the withdrawal charge and mortality and expense risk charge to help recover the cost of providing the Credit Enhancement under the Contract. See "Expenses." Under certain circumstances (such as a period of poor market performance) the cost associated with the Credit Enhancement may exceed the sum of the Credit Enhancement and any related earnings. You should consider this possibility before purchasing the Contract.


RIGHT TO CANCEL
You may cancel the Contract by returning it to us within the Cancellation Period, which is the 20 day period after you receive the Contract, or a longer period should your state require it. You may return it by delivering it or mailing it to us.

If you exercise this "RIGHT TO CANCEL," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account. We also will return your purchase payments allocated to the Variable Account adjusted, to the extent federal or state law permits, to reflect investment gain or loss including the deduction of mortality and expense risk charges and administrative expense charges that occurred from the date of allocation through the date of cancellation. Some states may require us to return a greater amount to you. If your Contract is qualified under Code Section 408(b), we will refund the greater of any purchase payment or the Contract Value.


                                 16  PROSPECTUS

For ALLSTATE PROVIDER EXTRA CONTRACTS, the amount we return to you upon exercise of this Right to Cancel will not include any Credit Enhancement or the amount of charges deducted prior to cancellation but will reflect, except in states where we are required to return the amount of your purchase payments, any investment gain or loss associated with your Variable Account purchase payments and with the Credit Enhancement.

In states where we are required to refund purchase payments, we reserve the right during the Cancellation Period to invest any purchase payments you allocated to a Variable Sub-Account to the Money Market Variable Sub-Account available under the Contract. We will notify you if we do so. At the end of the Cancellation Period, we will allocate the amount in the Money Market Variable Sub-Account to the Variable Sub-Account as you originally designated.


CONTRACT VALUE
--------------------------------------------------------------------------------

On the Issue Date, the Contract Value is equal to:

.. your initial purchase payment for ALLSTATE PROVIDER ADVANTAGE CONTRACTS and ALLSTATE PROVIDER ULTRA CONTRACTS

.. your initial purchase payment plus the Credit Enhancement for ALLSTATE
  PROVIDER EXTRA CONTRACTS.

Your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value of your investment in the Fixed Account Options.


ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to credit to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. For ALLSTATE PROVIDER EXTRA CONTRACTS, we would also credit an additional 40 Accumulation Units of that Variable Sub-Account to your Contract to reflect the 4% Credit Enhancement on your purchase payment.
 See "Credit Enhancement." Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.



ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

.. changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

.. the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine contract maintenance charges, withdrawal charges (ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS only), Enhanced Earnings Death Benefit charges (if applicable) and transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine a separate set of Accumulation Unit Values reflecting the cost of the Enhanced Death Benefit Rider, the Income Benefit Rider,* and the Enhanced Death Benefit Rider with the Income Benefit* Rider.

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.

*We discontinued offering the Income Benefit Rider as of January 1, 2004.




                                 17  PROSPECTUS

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
--------------------------------------------------------------------------------

You may allocate your purchase payments to up to 46 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including expenses and risks associated with the Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts.

PORTFOLIO               EACH PORTFOLIO SEEKS      ADVISOR
-------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
-------------------------------------------------------------------------------
AIM V.I. Aggressive     Long-term growth of capital
 Growth Fund - Series
 I
----------------------------------------------------------------
AIM V.I. Balanced Fund  Achieve as high a total return as
 - Series I             possible, consistent with preservation
                        of capital
----------------------------------------------------------------
AIM V.I. Capital         Growth of capital
 Appreciation Fund -
 Series I
----------------------------------------------------------------A I M ADVISORS, INC.
AIM V.I. Core Equity    Growth of capital
 Fund - Series I
----------------------------------------------------------------
AIM V.I. Dent           Long-term growth of capital
 Demographic Trends
 Fund - Series I
----------------------------------------------------------------
AIM V.I. Diversified    A high level of current income
 Income Fund - Series
 I
----------------------------------------------------------------
AIM V.I. Growth Fund -  Growth of capital
 Series I
--------------------------------------------------------------------------------------------------------------------------
AIM V.I. International  Long-term growth of capital
 Growth Fund - Series
 I
----------------------------------------------------------------
AIM V.I. Premier        Long-term growth of capital. Income
 Equity Fund - Series    is  a  secondary objective
 I
----------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.; THE DREYFUS STOCK INDEX FUND; AND THE DREYFUS VARIABLE INVESTMENT
FUND (COLLECTIVELY, THE DREYFUS FUNDS)
--------------------------------------------------------------------------------------------------------------------------
The Dreyfus Socially    Capital growth and, secondarily,
 Responsible Growth     current income
 Fund, Inc.-Initial
 Shares
----------------------------------------------------------------
Dreyfus Stock Index     To match the total return of the
 Fund -Initial Shares   Standard & Poor's 500 Composite Stock   THE DREYFUS CORPORATION
                        Price Index
----------------------------------------------------------------
Dreyfus VIF Growth &    Long-term capital growth, current
 Income                 income and growth of income,
 Portfolio-Initial      consistent with reasonable investment
 Shares                 risk
----------------------------------------------------------------
Dreyfus VIF Money       A high level of current income as is
 Market Portfolio       consistent with the preservation of     ----------------------------------------------------------
                        capital and the maintenance of
                        liquidity
----------------------------------------------------------------
FIDELITY/(R)/ VARIABLE INSURANCE PRODUCTS
--------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset      To maximize total return by allocating
 Manager Growth/(R)/    assets among stocks, bonds, short-term
 Portfolio-Service      instruments and other investments
 Class 2
----------------------------------------------------------------
Fidelity VIP            Long-term capital appreciation
 Contrafund/(R)/
 Portfolio - Service
 Class 2                                                        FIDELITY MANAGEMENT & RESEARCH COMPANY
----------------------------------------------------------------
Fidelity VIP            Reasonable income
 Equity-Income
 Portfolio - Service
 Class 2
----------------------------------------------------------------
Fidelity VIP Growth     Capital appreciation
 Portfolio - Service
 Class 2
--------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High       High level of current income while
 Income Portfolio -     also considering growth of capital
 Service Class 2

                               18  PROSPECTUS

----------------------------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
--------------------------------------------------------------------------------------------------------------------------
FTVIP Franklin Small    Long-term capital growth                FRANKLIN ADVISERS, INC.
 Cap Fund - Class
 2/(1)/
--------------------------------------------------------------------------------------------------------------------------
FTVIP Mutual Shares     Capital appreciation. Secondary goal    FRANKLIN MUTUAL ADVISERS, LLC
 Securities Fund -      is income
 Class 2
--------------------------------------------------------------------------------------------------------------------------
FTVIP Templeton         Long-term capital appreciation
 Developing  Markets                                            TEMPLETON ASSET MANAGEMENT LTD.
 Securities Fund -
 Class 2
--------------------------------------------------------------------------------------------------------------------------
FTVIP Templeton         Long-term capital growth                TEMPLETON INVESTMENT COUNSEL, LLC
 Foreign Securities
Fund - Class 2
--------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VARIABLE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT       Long term growth of capital             GOLDMAN   SACHS   ASSET
 CORE/SM/ Small Cap
 Equity Fund                                                    MANAGEMENT, L.P.

----------------------------------------------------------------
Goldman Sachs VIT       Long-term growth of capital and
 CORE/SM/ U.S. Equity   dividend income                         ----------------------------------------------------------
 Fund
----------------------------------------------------------------
MFS/(R)/VARIABLE INSURANCE TRUST-/SM/-
--------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth     Long-term growth of capital
 Series - Service
 Class
----------------------------------------------------------------
MFS Investors Trust     Long-term growth of capital with a
 Series - Service        secondary objective to seek
 Class                  reasonable current income               MFS/TM/ INVESTMENT MANAGEMENT
----------------------------------------------------------------
MFS New Discovery       Capital appreciating
 Series - Service
 Class
----------------------------------------------------------------
MFS Research Series -   Long-term growth of capital and future
 Service Class
                        income
----------------------------------------------------------------
 MFS Utility Series -   Capital growth and current income
 Service Class
----------------------------------------------------------------
OPPENHEIMER VARIABLE ACCOUNT FUNDS
--------------------------------------------------------------------------------------------------------------------------
Oppenheimer Aggressive  Capital appreciation
 Growth Fund/VA
----------------------------------------------------------------
Oppenheimer Capital     Capital appreciation by investing in
 Appreciation Fund/VA   securities of well-known, established
                        companies.                              OPPENHEIMERFUNDS, INC.
----------------------------------------------------------------
Oppenheimer Global      Long-term capital appreciation
 Securities  Fund/VA
----------------------------------------------------------------
Oppenheimer Main        High total return, which includes
 Street Fund/VA         growth in the value of its shares as
                         well as current income, from equity
                        and  debt securities                    ----------------------------------------------------------
----------------------------------------------------------------
Oppenheimer Strategic   High level of current income
 Bond Fund/VA
----------------------------------------------------------------
PUTNAM VARIABLE TRUST
--------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and    Capital growth and current income.
 Income Fund - Class
 IB
----------------------------------------------------------------
Putnam VT Growth        Capital appreciation.
 Opportunities Fund -
 Class IB
----------------------------------------------------------------PUTNAM INVESTMENT MANAGEMENT, LLC
Putnam VT Health        Capital appreciation.
 Sciences Fund - Class
 IB
----------------------------------------------------------------
Putnam VT               Capital appreciation.
 International Equity
 Fund  -  Class IB
----------------------------------------------------------------
Putnam VT New Value     Long-term capital appreciation.         ----------------------------------------------------------
 Fund -  Class IB
----------------------------------------------------------------
Putnam VT Research      Capital appreciation.
 Fund -  Class IB

                               19  PROSPECTUS

----------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------------
Van Kampen UIF Core     Above-average total return over a
 Plus Fixed Income      market cycle of three to five years
 Portfolio - Class I
----------------------------------------------------------------
Van Kampen UIF Equity   Long-term capital appreciation by
 Growth Portfolio -     investing primarily in growth-oriented
 Class I/(3)/           equity securities of large
                        capitalization companies
----------------------------------------------------------------
Van Kampen UIF Global   Long-term capital appreciation          VAN KAMPEN/(2//)/
 Value Equity
 Portfolio - Class I
----------------------------------------------------------------
Van Kampen UIF U.S.     Above-average total return over a
 Mid Cap Value          market cycle of three to five years
 Portfolio - Class I
 /(4,5)/
----------------------------------------------------------------
Van Kampen UIF U.S.     Above-average current income and
 Real Estate Portfolio  long-term capital appreciation by
 - Class I              investing primarily in equity
                        securities of companies in the U.S.
                        real estate industry, including real    ----------------------------------------------------------
                        estate investment trusts
----------------------------------------------------------------
Van Kampen UIF Value    Above-average total return over a
 Portfolio - Class I    market cycle of three to five years
----------------------------------------------------------------


*A portfolio's investment objective may be changed by the Fund's Board of Trustees without shareholder approval.

(1) Sub-advised by Fidelity Management & Research Company

(2) Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances as Van Kampen.

(3) Effective April 30, 2004, the LSA Capital Growth Fund and the LSA Equity Growth Fund were merged into the Van Kampen UIF Equity Growth Portfolio, Class I.

(4) Effective September 30, 2003, the Portfolio changed its name from the Van Kampen UIF Mid Cap Core Portfolio to the Van Kampen UIF U.S. Mid Cap Value Portfolio. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(5) Effective April 30, 2004, the LSA Mid Cap Value Fund was merged into the Van Kampen UIF Mid Cap Value Portfolio, Class I.



VARIABLE INSURANCE PORTFOLIOS MAY NOT BE MANAGED BY THE SAME PORTFOLIO MANAGERS WHO MANAGE RETAIL MUTUAL FUNDS WITH SIMILAR NAMES. THESE PORTFOLIOS ARE LIKELY TO DIFFER FROM RETAIL MUTUAL FUNDS IN ASSETS, CASH FLOW, AND TAX MATTERS. ACCORDINGLY, THE HOLDINGS AND INVESTMENT RESULTS OF A PORTFOLIO CAN BE EXPECTED TO BE HIGHER OR LOWER THAN THE INVESTMENT RESULTS OF SIMILARLY NAMED RETAIL MUTUAL FUNDS.

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE PORTFOLIOS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE PORTFOLIOS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.



                                 20  PROSPECTUS

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS
--------------------------------------------------------------------------------

You may allocate all or a portion of your purchase payments (and Credit Enhancements for ALLSTATE PROVIDER EXTRA CONTRACTS) to the Fixed Account. You may choose from among 3 Fixed Account Options, including 2 Dollar Cost Averaging options and the option to invest in one or more Guarantee Periods included in the Guaranteed Maturity Fixed Account. We may offer additional Fixed Account options in the future. We will credit a minimum annual interest rate of 3% to money you allocate to any of the Dollar Cost Averaging Fixed Account Options. The Fixed Account Options may not be available in all states. Please consult with your representative for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general account assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to a Fixed Account Option does not entitle you to share in the investment experience of the Fixed Account.


DOLLAR COST AVERAGING FIXED ACCOUNT OPTIONS
SHORT TERM DOLLAR COST AVERAGING FIXED ACCOUNT OPTION. You may establish a Short Term Dollar Cost Averaging Program by allocating purchase payments to the SHORT TERM DOLLAR COST AVERAGING FIXED ACCOUNT OPTION ("SHORT TERM DCA FIXED ACCOUNT OPTION"). We will credit interest to purchase payments (and Credit Enhancements for ALLSTATE PROVIDER EXTRA CONTRACTS) you allocate to this Option for up to six months at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound at the annual interest rate we guaranteed at the time of allocation.

We will follow your instructions in transferring amounts monthly from the Short Term DCA Fixed Account Option. However, you may not choose less than 3 or more than 6 equal monthly installments. Further, you must transfer each purchase payment (and Credit Enhancement for ALLSTATE PROVIDER EXTRA CONTRACTS) and associated interest out of this Option by means of Dollar Cost Averaging within 6 months. If you discontinue the Dollar Cost Averaging Program before the end of the transfer period, we will transfer the remaining balance in this Option to the Money Market Variable Sub-Account unless you request a different investment alternative. No transfers are permitted into the Short Term DCA Fixed Account.

For each purchase payment (and Credit Enhancement for ALLSTATE PROVIDER EXTRA CONTRACTS) allocated to this Option, your first monthly transfer will occur at the end of the first month following such purchase payment. If we do not receive an allocation from you within one month of the date of payment, we will transfer each monthly installment to the money market Variable Sub-Account until we receive a different allocation instruction. Transferring Contract Value to the money market Variable Sub-Account in this manner may not be consistent with the theory of dollar cost averaging described on page 25.

EXTENDED SHORT TERM DOLLAR COST AVERAGING FIXED ACCOUNT OPTION. You may establish an Extended Short Term Dollar Cost Averaging Program by allocating purchase payments to the EXTENDED SHORT TERM DOLLAR COST AVERAGING FIXED ACCOUNT OPTION ("EXTENDED SHORT TERM DCA FIXED ACCOUNT OPTION"). We will credit interest to purchase payments (and Credit Enhancements for ALLSTATE PROVIDER EXTRA CONTRACTS) you allocate to this Option for up to twelve months at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound at the annual interest rate we guaranteed at the time of allocation.

We will follow your instructions in transferring amounts monthly from the Extended Short Term DCA Fixed Account Option. However, you may not choose less than 7 or more than 12 equal monthly installments. Further, you must transfer each purchase payment (and Credit Enhancement for ALLSTATE PROVIDER EXTRA CONTRACTS) and associated interest out of this Option by means of dollar cost averaging within 12 months. If you discontinue the Dollar Cost Averaging Program before the end of the transfer period, we will transfer the remaining balance in this Option to the money market Variable Sub-Account unless you request a different investment alternative. No transfers are permitted into the Extended Short Term DCA Fixed Account.

For each purchase payment (and Credit Enhancement for ALLSTATE PROVIDER EXTRA CONTRACTS) allocated to this Option, your first monthly transfer will occur at the end of the first month following such purchase payment. If we do not receive an allocation from you within one month of the date of payment, we will transfer each monthly installment to the money market Variable Sub-Account until we receive a different allocation instruction. Transferring Account Value to the Money Market Variable Sub-Account in this manner may not be consistent with the theory of dollar cost averaging described on page 25.

At the end of the transfer period, any nominal amounts remaining in the Short Term Dollar Cost Averaging Fixed Account or the Extended Short Term Dollar Cost Averaging Fixed Account will be allocated to the Money Market Variable Sub-Account.


INVESTMENT RISK
We bear the investment risk for all amounts allocated to the Short Term DCA Fixed Account Option and the Extended Short Term DCA Fixed Account Option. That is because we guarantee the current and renewal interest rates we credit to the amounts you allocate to either of


                                 21  PROSPECTUS
these Options, which will never be less than the minimum guaranteed rate in the Contract. Currently, we determine, in our sole discretion, the amount of interest credited in excess of the guaranteed rate.

We may declare more than one interest rate for different monies based upon the date of allocation to the Short Term DCA Fixed Account Option and the Extended Short Term DCA Fixed Account Option. For current interest rate information, please contact your representative or our customer support unit at 1-800-755-5275.


GUARANTEE PERIODS
The Guaranteed Maturity Fixed Account is divided into Guarantee Periods. Each purchase payment (plus the appropriate portion of the Credit Enhancement for ALLSTATE PROVIDER EXTRA CONTRACTS) or transfer allocated to a Guarantee Period earns interest at a specified rate that we guarantee for a period of years. Guarantee Periods may range from 1 to 10 years. We are currently offering Guarantee Periods of 1, 3, 5, 7, and 10 years in length. In the future we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods.

You select the Guarantee Period for each payment or transfer. If you do not select a Guarantee Period, we will assign the same period(s) you selected for your most recent purchase payment.

Each purchase payment or transfer allocated to a Guarantee Period must be at least $50.

We reserve the right to limit the number of additional purchase payments that you may allocate to this Option.

INTEREST RATES. We will tell you what interest rates and Guarantee Periods we are offering at a particular time. We will not change the interest rate that we credit to a particular allocation until the end of the relevant Guarantee Period. We may declare different interest rates for Guarantee Periods of the same length that begin at different times.

We have no specific formula for determining the rate of interest that we will declare initially or in the future. We will set those interest rates based on investment returns available at the time of the determination. In addition, we may consider various other factors in determining interest rates including regulatory and tax requirements, our sales commission and administrative expenses, general economic trends, and competitive factors. WE DETERMINE THE INTEREST RATES TO BE DECLARED IN OUR SOLE DISCRETION. WE CAN NEITHER PREDICT NOR GUARANTEE WHAT THOSE RATES WILL BE IN THE FUTURE. For current interest rate information, please contact your representative or Allstate at 1-800-755-5275.



HOW WE CREDIT INTEREST. We will credit interest daily to each amount allocated to a Guarantee Period at a rate that compounds to the annual interest rate that we declared at the beginning of the applicable Guarantee Period. The following example illustrates how a purchase payment (and Credit Enhancement for ALLSTATE PROVIDER EXTRA CONTRACTS) allocated to a Guaranteed Period would grow, given an assumed Guarantee Period and annual interest rate:

Purchase Payment (and Credit Enhancement for Allstate Provider Extra
 Contracts).........................................................    $10,000
Guarantee Period....................................................    5 years
Annual Interest Rate................................................      4.50%



                          YEAR 1      YEAR 2      YEAR 3      YEAR 4       YEAR 5
                        ----------  ----------  ----------  ----------  ------------
Beginning Contract
 Value................  $10,000.00
 ^ (1 ^ Annual
 Interest Rate)              1.045
----------------------------------
                        $10,450.00
Contract Value at end
 of Contract Year.....              $10,450.00
 ^ (1 ^ Annual
 Interest Rate)                          1.045
                                    ----------
                                    $10,920.25
Contract Value at end
 of Contract Year.....                          $10,920.25
 ^ (1 ^ Annual
 Interest Rate)                                      1.045
                                                ----------
                                                $11,411.66
Contract Value at end
 of Contract Year.....                                      $11,411.66
 ^ (1 ^ Annual
 Interest Rate)                                                  1.045
                                                            ----------
                                                            $11,925.19
Contract Value at end
 of Contract Year.....                                                   $11,925.19
 ^ (1 ^ Annual
 Interest Rate)                                                               1.045
                                                                        -----------
                                                                         $12,461.82




TOTAL INTEREST CREDITED DURING GUARANTEE PERIOD = $2,461.82 ($12,461.82 - $10,000.00)


                                 22  PROSPECTUS

This example assumes no withdrawals during the entire 5 year Guarantee Period. If you were to make a withdrawal, you may be required to pay a withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS only), and the amount withdrawn may be increased or decreased by a Market Value Adjustment that reflects changes in interest rates since the time you invested the amount withdrawn. The hypothetical interest rate is for illustrative purposes only and is not intended to predict future interest rates to be declared under the Contract. Actual interest rates declared for any given Guarantee Period may be more or less than shown above.

RENEWALS. Prior to the end of each Guarantee Period, we will mail you a notice asking you what to do with your money, including the accrued interest. During the 30-day period after the end of the Guarantee Period, you may:

1) Take no action. We will automatically apply your money to a new Guarantee Period of the same length as the expiring Guarantee Period. The new Guarantee Period will begin on the day the previous Guarantee Period ends. The new interest rate will be our current declared rate for a Guarantee Period of that length; or

2) Instruct us to apply your money to one or more new Guarantee Periods of your choice. The new Guarantee Period(s) will begin on the day the previous Guarantee Period ends. The new interest rate will be our then current declared rate for those Guarantee Periods; or

3) Instruct us to transfer all or a portion of your money to one or more Variable Sub-Accounts of the Variable Account. We will effect the transfer on the day we receive your instructions. We will not adjust the amount transferred to include a Market Value Adjustment; or

4) Withdraw all or a portion of your money. A withdrawal charge may apply (for ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS only), but we will not adjust the amount withdrawn to include a Market Value Adjustment. You may also be required to pay premium taxes and income tax withholding, if applicable.

If you choose option 3 or 4 above, we will pay interest from the date the previous Guarantee Period expired until the date of the transfer or withdrawal as applicable. The interest rate will be the then current rate we are crediting for a Guarantee Period of the same length as the previous Guarantee Period.
 Amounts not withdrawn or transferred will be applied to a new Guarantee Period of the same length as the previous Guarantee Period. The new Guarantee Period will begin on the day the previous Guarantee Period ends.

MARKET VALUE ADJUSTMENT. All withdrawals and transfers from a Guarantee Period, other than those taken during the 30 day period after such Guarantee Period expires, are subject to a Market Value Adjustment. A Market Value Adjustment also will apply when you apply amounts currently invested in a Guarantee Period to an Income Plan (unless paid or applied during the 30-day period after such Guarantee Period expires). A Market Value Adjustment may apply in the calculation of the Settlement Value described in the "Death Benefit Amount" section below. We will not apply a Market Value Adjustment to a withdrawal you make:

.. within the Free Withdrawal Amount as described below,

.. that qualify for one of the waivers as described on page 24-25,

.. to satisfy the IRS minimum distribution rules for the Contract, or

.. within one year after the date of the death of the Owner as the surviving spouse continuing the Contract (limit one withdrawal only).

We apply the Market Value Adjustment to reflect changes in interest rates from the time you first allocate money to a Guarantee Period to the time you remove it from that Guarantee Period. We calculate the Market Value Adjustment by comparing the TREASURY RATE for a period equal to the Guarantee Period at its inception to the Treasury Rate for a period equal to the Guarantee Period when you remove your money. "TREASURY RATE" means the U.S. Treasury Note Constant Maturity Yield as reported in Federal Reserve Board Statistical Release H.15.

The Market Value Adjustment may be positive or negative, depending on changes in interest rates. As such, you bear the investment risk associated with changes in interest rates. If interest rates increase significantly, the Market Value Adjustment, any withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS only), and any premium taxes and income tax withholding (if applicable) could reduce the amount you receive upon full withdrawal from a Guaranteed Period to an amount that is less than the purchase payment applied to that period plus interest earned under the Contract.

During each Contract Year, you can withdraw up to 15% of the aggregate amount of your purchase payments without a Market Value Adjustment. Unused portions of this Free Withdrawal Amount are not carried forward to future Contract Years.

Generally, if the original Treasury Rate at the time you allocate money to a Guarantee Period is higher than the applicable current Treasury Rate for a period equal to the Guarantee Period, then the Market Value Adjustment will result in a higher amount payable to you, transferred or applied to an Income Plan. Conversely, if the Treasury Rate at the time you allocate money to a Guarantee Period is lower than the applicable Treasury Rate for a period equal to the Guarantee Period, then the Market


                                 23  PROSPECTUS

Value Adjustment will result in a lower amount payable to you, transferred or applied to an Income Plan.

For example, assume that you purchase a Contract and you select an initial Guarantee Period of 5 years and the 5 year Treasury Rate for that duration is 4.50%. Assume that at the end of 3 years, you make a partial withdrawal. If, at that later time, the current 5 year Treasury Rate is 4.20%, then the Market Value Adjustment will be positive, which will result in an increase in the amount payable to you. Conversely, if the current 5 year Treasury Rate is 4.80%, then the Market Value Adjustment will be negative, which will result in a decrease in the amount payable to you.

The formula for calculating Market Value Adjustments is set forth in Appendix B to this prospectus, which also contains additional examples of the application of the Market Value Adjustment.




INVESTMENT ALTERNATIVES: TRANSFERS
--------------------------------------------------------------------------------


TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. You may not transfer Contract Value to either the Short Term Dollar Cost Averaging Fixed Account or the Extended Short Term Dollar Cost Averaging Fixed Account Options. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below. The minimum amount that you may transfer into a Guarantee Period is $50. We currently do not assess, but reserve the right to assess, a $10 charge (up to 0.50% of the amount transferred for ALLSTATE PROVIDER EXTRA CONTRACTS) on each transfer in excess of 12 per Contract Year. All transfers to or from more than one Portfolio on any given day counts as one transfer.

We will process transfer requests that we receive before 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account for up to six months from the date we receive your request. If we decide to postpone transfers for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

If you transfer an amount from a Guarantee Period other than during the 30 day period after such Guarantee Period expires, we will increase or decrease the amount by a Market Value Adjustment.

We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. You may make up to 12 transfers per Contract Year. You may not convert any portion of your fixed income payments into variable income payments. After 6 months from the Payout Start Date, you may make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments.


TELEPHONE OR ELECTRONIC TRANSFERS
You may make transfers by telephone by calling 1-800-755-5275. The cut-off time for telephone transfer requests is 3:00 p.m. Central Time. In the event that the New York Stock Exchange closes early, i.e., before 3:00 p.m. Central Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.

We may suspend, modify or terminate the telephone transfer privilege, as well as any other electronic or automated means we previously approved, at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.


MARKET TIMING AND EXCESSIVE TRADING
The Contracts are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Variable Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance. Our policy is not to accept knowingly any money intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Contract if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Contract.


                                 24  PROSPECTUS

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If we identify a pattern of market-timing or excessive trading activity, we will make further inquiry and may, depending on the circumstances, impose trading limitations as described below under "Trading Limitations" consistent with applicable law and the Contract. Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances. We will apply these limitations on a uniform basis to all Contract owners we determine have engaged in market timing or excessive trading.

While we seek to deter market timing and excessive trading in Variable Sub-Accounts, not all market timing or excessive trading is identifiable or preventable. Therefore, we cannot guarantee that we can prevent such trading activity in all cases or before it occurs.


TRADING LIMITATIONS
We reserve the right to limit transfers among the investment alternatives in any Contract Year, or to refuse any transfer request, if:

.. we believe, in our sole discretion, that certain trading practices, such as excessive trading or market timing ("Prohibited Trading Practices"), by, or on behalf of, one or more Contract Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any sub-account or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Contract Owners; or

.. we are informed by one or more of the Portfolios that they intend to restrict the purchase, exchange, or redemption of Portfolio shares because of Prohibited Trading Practices or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares. We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract Owners.


SHORT-TERM TRADES
All transfers involving the purchase or redemption of mutual fund shares by the Variable Account may be subject to restrictions or requirements imposed by the underlying Portfolios. Such restrictions or requirements may include the assessment of short-term trading fees in connection with transfers from a Variable Sub-Account that occur within a certain number of days following the date of allocation to the Variable Sub-Account, but will only apply to those Sub-Accounts corresponding to underlying Portfolios that explicitly require the assessment of such fees.


DOLLAR COST AVERAGING PROGRAM
Through our Dollar Cost Averaging Program, you may automatically transfer a fixed dollar amount every month from any Variable Sub-Account, the Short Term Dollar Cost Averaging Fixed Account, or the Extended Short Term Dollar Cost Averaging Fixed Account, to any of the other Variable Sub-Accounts. You may not use the Dollar Cost Averaging Program to transfer amounts to the Guarantee Periods. This program is available only during the Accumulation Phase.

We will not charge a transfer fee for transfers made under this Program, nor will such transfer count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for instructions on how to enroll.


AUTOMATIC PORTFOLIO REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our "AUTOMATIC PORTFOLIO REBALANCING PROGRAM", we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. We will not include money you allocate to the Fixed Account Options in the Automatic Portfolio Rebalancing Program.

We will rebalance your account monthly, quarterly, semi-annually, or annually, depending on your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your request. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

  Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the Fidelity VIP High Income Variable Sub-Account and 60% to be in the AIM V.I. Core Equity Variable Sub-Account. Over the next 2 months the bond market does very well relative to the stock market. At the end of the first quarter, the Fidelity VIP High Income Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings


                                 25  PROSPECTUS
  rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the Fidelity VIP High Income Variable Sub-Account and use the money to buy more units in the AIM V.I. Core Equity Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee.

Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.




EXPENSES
--------------------------------------------------------------------------------

As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.


CONTRACT MAINTENANCE CHARGE
During the Accumulation Phase, on each Contract Anniversary, we will deduct a $35 contract maintenance charge from your Contract Value invested in each Variable Sub-Account in proportion to the amount invested. If you surrender your Contract, we will deduct the contract maintenance charge pro rated for the part of the Contract Year elapsed, unless your Contract qualifies for a waiver, described below. During the Payout Phase, we will deduct the charge proportionately from each income payment.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract owners and regulatory agencies.

We cannot increase the charge. However, we will waive this charge if, as of the Contract Anniversary or upon full surrender:

.. your Contract Value equals $50,000 or more, or

.. all money is allocated to the Fixed Account.

After the Payout Start Date, we will waive the charge if the Contract Value is $50,000 or more as of the Payout Start Date.


MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily from the net assets you have invested in the Variable Sub-Accounts. The annual rate of the charge is:

.. 1.45% for ALLSTATE PROVIDER ADVANTAGE CONTRACTS

.. 1.25% for ALLSTATE PROVIDER ULTRA CONTRACTS

.. 1.40% for ALLSTATE PROVIDER EXTRA CONTRACTS

If you select the Income Benefit Rider* or the Enhanced Death Benefit Rider, the mortality and expense risk charge will include an additional 0.25% for the Rider. If you select both the Income Benefit Rider* and the Enhanced Death Benefit Rider, the mortality and expense risk charge will include an additional 0.50% for these Riders.

*We discontinued offering the Income Benefit Rider as of January 1, 2004. Fees shown apply to Contract Owners who selected the Rider prior to January 1, 2004.

The mortality and expense risk charge is for the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract. The mortality and expense risk charge also helps pay for the cost of the Credit Enhancement under the ALLSTATE PROVIDER EXTRA CONTRACTS. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the Enhanced Death Benefit Rider and the Income Benefit Rider to compensate us for the additional risk that we accept by providing these Riders.

We guarantee that we will not raise the mortality and expense risk charge. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase. After the Payout Start Date, mortality and expense risk charges for the Enhanced Death Benefit and the Income Benefit will cease.


ENHANCED EARNINGS DEATH BENEFIT RIDER FEE
If you elect the Enhanced Earnings Death Benefit Rider, we will deduct an annual charge from your Contract Value on each Contract Anniversary during the Accumulation Phase. The annual charge is calculated as a percentage of your Contract Value on the Contract Anniversary and is based on the oldest Contract owner's age on the Rider Application Date (described below) as follows:

                                 Age                                    Annual Charge
                                 ---                                    -------------
                                0-55                                        0.10%
                                56-65                                       0.20%
                                66-75                                       0.35%


We first deduct this annual fee from the Variable Sub-Accounts on a pro rata basis. If the Contract Value in the


                                 26  PROSPECTUS

Variable Sub-Accounts is not sufficient to cover the charge, we will deduct the remaining charge from the Guarantee Periods, beginning with the oldest Guarantee Period. On the first Contract Anniversary after we issue the Rider, we will deduct the Rider charge pro rated to reflect the number of complete months the Rider was in effect during such Contract Year. Also, if you surrender your Contract, we will deduct the Rider charge (multiplied by the Contract Value immediately prior to the surrender) pro rated to reflect the number of complete months the Rider was in effect during the current Contract Year.


ADMINISTRATIVE EXPENSE CHARGE
We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase.
 We guarantee that we will not raise this charge.


WITHDRAWAL CHARGE (ALLSTATE PROVIDER ULTRA AND ALLSTATE PROVIDER EXTRA CONTRACTS
ONLY)
We may assess a withdrawal charge from the purchase payment(s) you withdraw.
 The amount of the charge will depend on the number of Contract Years that have elapsed since we received the purchase payment being withdrawn. The Contracts differ in the following respects:

ALLSTATE PROVIDER ULTRA CONTRACTS

We may assess a withdrawal charge of up to 7% of the purchase payment(s) you withdraw. The charge declines to 0% over a 7 year period that begins on the day we receive your payment. If you make a withdrawal before the Payout Start Date, we will apply the withdrawal charge percentage in effect on the date of the withdrawal, or the withdrawal charge percentage in effect on the following day, whichever is lower. A schedule showing how the charge declines is shown on page
10. During each Contract Year, you can withdraw up to 15% of your purchase payments without paying the charge. Unused portions of this "Free Withdrawal Amount" are not carried forward to future Contract Years. We will deduct withdrawal charges, if applicable, from the amount paid.

ALLSTATE PROVIDER EXTRA CONTRACTS

We may assess a withdrawal charge of up to 8% of the purchase payment(s) you withdraw. The charge declines to 0% over an 8 year period that begins on the day we receive your payment. If you make a withdrawal before the Payout Start Date, we will apply the withdrawal charge percentage in effect on the date of the withdrawal, or the withdrawal charge percentage in effect on the following day, whichever is lower. A schedule showing how the charge declines is shown on page
10. During each Contract Year, you can withdraw up to 15% of your purchase payments, excluding Credit Enhancements, without paying the charge. Unused portions of this "Free Withdrawal Amount" are not carried forward to future Contract Years. We will deduct withdrawal charges, if applicable, from the amount paid. Credit Enhancements are not considered purchase payments when determining the Free Withdrawal Amount.

BOTH ALLSTATE PROVIDER ULTRA AND ALLSTATE PROVIDER EXTRA CONTRACTS

For purposes of calculating the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first. However, for federal income tax purposes, please note that withdrawals are considered to have come first from earnings, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

.. on the Payout Start Date (a withdrawal charge may apply if you terminate income payments to be received for a specified period);

.. withdrawals taken to satisfy IRS minimum distribution rules for the Contract;
  or

.. withdrawals that qualify for one of the waivers as described below.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts, and to help defray the cost of the Credit Enhancement for the ALLSTATE PROVIDER EXTRA CONTRACTS. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distributional expenses, or the cost of the Credit Enhancement, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fees described above, to make up any difference.

Withdrawals also may be subject to tax penalties or income tax and a Market Value Adjustment. You should consult your own tax counsel or other tax advisers regarding any withdrawals.


TRANSFER FEE
We do not currently impose a fee upon transfers among the investment alternatives. However, we reserve the right to charge $10 per transfer (up to 0.50% of the amount transferred for ALLSTATE PROVIDER EXTRA CONTRACTS) after the 12th transfer in each Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.


                                 27  PROSPECTUS

CONFINEMENT WAIVER. We will waive the withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS only), and a negative Market Value Adjustment, if applicable, will not occur on all withdrawals taken prior to the Payout Start Date under your Contract if the following conditions are satisfied:

1) You or the Annuitant, if the Contract owner is not a living person, are confined to a long term care facility or a hospital for at least 90 consecutive days. You or the Annuitant must enter the long term care facility or hospital at least 30 days after the Issue Date;

2) You request the withdrawal and provide written proof of the stay no later than 90 days following the end of your or the Annuitant's stay at the long term care facility or hospital; and

3) A physician must have prescribed the stay and the stay must be medically necessary (as defined in the Contract).

You may not claim this benefit if you, the Annuitant, or a member of your or the Annuitant's immediate family, is the physician prescribing your or the Annuitant's stay in a long term care facility.

TERMINAL ILLNESS WAIVER. We will waive the withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS only), and a negative Market Value Adjustment, if applicable, will not occur on all withdrawals taken prior to the Payout Start Date under your Contract if:

1. you or the Annuitant (if the Contract owner is not a living person) are first diagnosed with a terminal illness at least 30 days after the Issue Date; and

2. you claim this benefit and deliver adequate proof of diagnosis to us.

UNEMPLOYMENT WAIVER. We will waive the withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS only), and a negative Market Value Adjustment, if applicable, will not occur on one partial or a full withdrawal taken prior to the Payout Start Date under your Contract, if you meet the following requirements:

1. you or the Annuitant, (if the Contract owner is not a living person), become unemployed at least one year after the Issue Date;

2. you or the Annuitant, (if the Contract owner is not a living person), receive unemployment compensation as defined in the Contract for at least 30 days as a result of that unemployment; and

3. you or the Annuitant, (if the Contract owner is not a living person), claim this benefit within 180 days of your or the Annuitant's initial receipt of unemployment compensation.

Please refer to your Contract for more detailed information about the terms and conditions of these waivers.

The laws of your state may limit the availability of these waivers and may also change certain terms and/or benefits available under the waivers. You should consult your Contract for further details on these variations. Also, even if you do not need to pay a withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS only), or a Market Value Adjustment because of these waivers, you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult your tax adviser to determine the effect of a withdrawal on your taxes.


PREMIUM TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Contract Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender. Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs, including payment upon death. At our discretion, we may discontinue this practice and deduct premium taxes from the purchase payments. Premium taxes generally range from 0% to 4%, depending on the state.

At the Payout Start Date, if applicable, we deduct the charge for premium taxes from each investment alternative in the proportion that the Contract value in the investment alternative bears to the total Contract Value.


DEDUCTION FOR SEPARATE ACCOUNT INCOME TAXES
We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the Taxes section.


OTHER EXPENSES
Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the Funds. For a summary of maximum or minimum Portfolio annual expenses, see page 11. We may receive compensation from the investment advisers or administrators of the Portfolios in connection with the administrative distribution and/or other services we provide to the Portfolios.






                                 28  PROSPECTUS

ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can withdraw some or all of your Contract Value at any time prior to the Payout Start Date. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page 30.

The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our home office, adjusted by any Market Value Adjustment less any withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS only), contract maintenance charges, Enhanced Earnings Death Benefit Rider fee (if applicable), income tax withholding, and any premium taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You can withdraw money from the Variable Account or the Fixed Account Options.

To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS only) and premium taxes.

You must name the investment alternative from which you are taking the withdrawal. If none is specified, we will deduct your withdrawal pro-rata from the Variable Sub-Accounts according to the value of your investments therein.

In general, you must withdraw at least $50 at a time. You also may withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account.

If you request a total withdrawal, we may require you to return your Contract to us.

Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.


POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2. An emergency exists as defined by the SEC; or

3. The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Options for up to 6 months (or shorter period if required by law). If we delay payment for 30 days or more, we will pay interest as required by law.


SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $50. At our discretion, systematic withdrawals may not be offered in conjunction with the Dollar Cost Averaging Program or Automatic Portfolio Rebalancing Program.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Please consult your tax advisor before taking any withdrawal.

We will make systematic withdrawal payments to you or your designated payee. At our discretion, we may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.


MINIMUM CONTRACT VALUE
If your request for a partial withdrawal would reduce your Contract Value to less than $2,000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. Before terminating any Contract whose value has been reduced by withdrawals to less than $2,000, we would inform you in writing of our intention to terminate your Contract and give you at least 30 days in which to make an additional purchase payment to restore your Contract's value to the contractual minimum of $2,000. If we terminate your Contract, we will distribute to you its Contract Value, adjusted by any applicable Market Value Adjustment, less any withdrawal charges (ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS only) and any other applicable charges and taxes.






                                 29  PROSPECTUS

INCOME PAYMENTS
--------------------------------------------------------------------------------


PAYOUT START DATE
You select the Payout Start Date in your application. The Payout Start Date is the day that we apply your money to an Income Plan. The Payout Start Date must be:

.. at least 30 days after the Issue Date; and

.. no later than the day the Annuitant reaches age 90, or the 10th Contract
  Anniversary, if later.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.


INCOME PLANS
An Income Plan is a series of scheduled payments to you or someone you designate. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years.

After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plans.

A portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of your investment in the Contract, which is also called the "basis". Once the investment in the Contract is depleted, all remaining payments will be fully taxable. If the Contract is tax-qualified, generally, all payments will be fully taxable. Taxable payments taken prior to age 591/2, may be subject to an additional 10% federal tax penalty.

Three Income Plans are available under the Contract. Each is available to provide:

.. fixed income payments;

.. variable income payments; or

.. a combination of the two.

The three Income Plans are:

INCOME PLAN 1 - LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 2 - JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant is alive. If both the Annuitant and the joint Annuitant die before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 3 - GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD (5 YEARS TO 30 YEARS). Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. You may elect to receive guaranteed payments for periods ranging from 5 to 30 years. Income payments for less than 120 months may be subject to a withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS only). We will deduct the mortality and expense risk charge from the Variable Sub-Account assets that support variable income payments even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guarantee periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant are alive before we make each payment. Please note that under such Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving variable income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case, you may terminate all or part of the income payments at any time and receive a lump sum equal to their present value as of the close of the Valuation Date on which we receive your request. To determine the present value of any remaining variable income payments being withdrawn, we use a discount rate equal to the assumed annual investment rate that we use to compute such variable income payments. The minimum amount you may withdraw under this feature is $1,000. A withdrawal charge may apply (ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS only). We deduct applicable premium taxes from the Contract Value at the Payout Start Date.


                                 30  PROSPECTUS

We may make other Income Plans available.

You must apply at least the Contract Value in the Fixed Account on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account to fixed income payments.

You may restrict income payments to Beneficiaries by providing us a written request. Once we accept the written request, the change or restriction will take effect as of the date you signed the request. Any change is subject to any payment we make or other action we take before we accept the change.

We will apply your Contract Value, adjusted by any applicable Market Value Adjustment, less applicable taxes to your Income Plan on the Payout Start Date. If the amount available to apply under an Income Plan is less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

.. pay you the Contract Value, adjusted by any applicable Market Value Adjustment and less any applicable taxes, in a lump sum instead of the periodic payments you have chosen; or

.. reduce the frequency of your payments so that each payment will be at least
  $20.


VARIABLE INCOME PAYMENTS
The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolios; and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

We reserve the right to make other assumed investment rates available under each Contract.


FIXED INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. We calculate the fixed income payments by:

1. adjusting the portion of the Contract Value in any Fixed Account Option on the Payout Start Date by any applicable Market Value Adjustment;

2. deducting any applicable premium tax; and

3. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to 6 months or any shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.


INCOME BENEFIT RIDER
QUALIFICATIONS. Effective January 1, 2004, we ceased offering the Income Benefit Rider (except in a limited number of states). The following describes the Income Benefit Rider for Contract Owners who elected the option prior to January 1, 2004. To qualify for the income benefit payments under this Rider, you must meet the following requirements as of the Payout Start Date:

.. You must elect a Payout Start Date that is on or after the 10th anniversary of the date this Rider was made a part of your Contract ("RIDER DATE");

.. The Payout Start Date must be prior to the oldest Annuitant's 90/TH/ birthday;

.. The Payout Start Date must occur during the 30 day period following a Contract
  Anniversary;

.. You must elect to receive fixed income payments, which will be calculated using the guaranteed payout rates listed in your Contract; and

.. The Income Plan you selected must provide for payments guaranteed for either a single life or joint lives with a specified period of at least:

  . 10 years, if the youngest Annuitant's age is 80 or less on the Payout Start Date, or

  . 5 years, if the youngest Annuitant's age is greater than 80 on the Payout Start Date.

If, however, you apply the Contract Value and not the Income Benefit to an Income Plan, then you may select fixed and/or variable income payments under any Income Plan we offer at that time. If you expect to apply your Contract Value to variable and/or fixed income payment


                                 31  PROSPECTUS
options, or you expect to apply your Contract Value to current annuity payment rates then in effect, electing the Income Benefit Rider may not be appropriate.

Prior to the Payout Start Date, the Income Benefit Rider will terminate and charges for this Rider will cease when the Contract terminates. The mortality and expense risk charge for this Rider will cease on the Payout Start Date.

ALLSTATE PROVIDER ULTRA CONTRACTS ONLY:

The Income Benefit Rider will no longer be in effect and the mortality and expense charge for the Rider will end upon the change of the named Annuitant for reasons other than death.


INCOME BASE
The Income Base is used solely for the purpose of calculating the guaranteed income benefit under this Rider ("GUARANTEED INCOME BENEFIT") and does not provide a Contract Value or guarantee performance of any investment option. On the Rider Date, the Income Base is equal to the Contract Value. After the Rider Date, the Income Base plus any subsequent purchase payments (and Credit Enhancements for Allstate Provider Extra Contracts) and less a withdrawal adjustment (described below) for any subsequent withdrawals will accumulate daily at a rate equivalent to 5% per year until the earlier of the Payout Start Date, or the first day of the month after the oldest Contract owner's (Annuitant, if the Contract owner is not a living person) 85th birthday.


WITHDRAWAL ADJUSTMENT
The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c) where:

  (a) = the withdrawal amount

  (b) = the Contract Value immediately prior to the withdrawal, and

  (c) = the most recently calculated Income Base.

The Guaranteed Income Benefit amount is determined by applying the Income Base less any applicable taxes to the guaranteed rates for the Income Plan you elect. The Income Plan you elect must satisfy the conditions described on page 30.

On the Payout Start Date, the income payment will be the greater of the Guaranteed Income Benefit or the income payment provided in the payout phase section of your Contract.


CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by applicable law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.


                                 32  PROSPECTUS

DEATH BENEFITS
--------------------------------------------------------------------------------

We will pay a death benefit prior to the Payout Start Date on:

1. the death of any Contract owner or,

2. the death of the Annuitant, if the Contract is owned by a non-living person.

We will pay the death benefit to the new Contract owner as determined immediately after the death. The new Contract owner would be a surviving Contract owner or, if none, the Beneficiary(ies). In the case of the death of the Annuitant, we will pay the death benefit to the current Contract owner.

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for settlement of the death benefit. If we receive a request after 3 p.m. Central Time on a Valuation Date, we will process the request as of the end of the following Valuation Date.

Where there are multiple Beneficiaries, we will only value the death benefit at the time the first Beneficiary submits the necessary documentation in good order. Any death benefit amounts attributable to any Beneficiary that remain in the investment alternatives are subject to investment risk.

A complete request for payment of the death benefit must include DUE PROOF OF DEATH. We will accept the following documentation as "Due Proof of Death":

.. a certified copy of a death certificate,

.. a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

.. any other proof acceptable to us.

DEATH BENEFIT AMOUNT. Prior to the Payout Start Date, if we receive a complete request for settlement of the death benefit within 180 days of the date of death, the death benefit is equal to the greatest of:

1. the Contract Value as of the date we determine the value of the death benefit, or

2. the SETTLEMENT VALUE (that is, the amount payable on a full withdrawal of Contract Value) on the date we determine the value of the death benefit, or

3. the highest amount computed by taking the Contract Value on each DEATH BENEFIT ANNIVERSARY prior to the date we determine the death benefit, increased by purchase payments (and Credit Enhancements for ALLSTATE PROVIDER EXTRA CONTRACTS) made since that Death Benefit Anniversary and reduced by an adjustment for any partial withdrawals since that Death Benefit Anniversary.

A "Death Benefit Anniversary" is every seventh Contract Anniversary beginning with the Issue Date. For example, the Issue Date, 7th and 14th Contract Anniversaries are the first 3 Death Benefit Anniversaries.

In calculating the Settlement Value when a death benefit is paid, the amount in each individual Guarantee Period may be subject to a Market Value Adjustment. A Market Value Adjustment will apply to amounts in a Guarantee Period, unless we calculate the Settlement Value during the 30-day period after the expiration of the Guarantee Period. Also, the Settlement Value will reflect the deduction of any applicable withdrawal charges, contract maintenance charges, and premium taxes. Contract maintenance charges will be pro-rated for the part of the Contract Year elapsed as of the date we determine the Settlement Value, unless your Contract qualifies for a waiver of such charges as described under "Expenses - Contract Maintenance Charge" on page 26.

The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c), where:

  (a) = is the withdrawal amount;

  (b) = is the Contract Value immediately prior to the withdrawal; and

  (c) = is the Contract Value on the Death Benefit Anniversary adjusted by any prior purchase payments (and Credit Enhancements for Allstate Provider Extra Contracts) or withdrawals made since that Anniversary.

If we do not receive a complete request for settlement of the death benefit within 180 days of the date of death, the death benefit is equal to the greater of:

1) the Contract Value as of the date we determine the death benefit, or

2) the Settlement Value as of the date we determine the death benefit.

We reserve the right to extend the 180-day period on a non-discriminatory basis.


ENHANCED DEATH BENEFIT RIDER
For Contract owners and Annuitants up to and including age 80 as of the date we receive the completed application or a written request to add this rider, whichever is later ("Rider Application Date"), the Enhanced Death Benefit Rider is an optional benefit that you may elect. If the Contract owner is a living individual, the Enhanced Death Benefit applies only upon the death of the Contract owner. If the Contract owner is not a living individual, the Enhanced Death Benefit applies only upon the death of the Annuitant. For Contracts with the Enhanced Death Benefit Rider, the death benefit will be the greatest of (1) through (3) above, or (4) the Enhanced Death Benefit. The Enhanced Death Benefit is equal to the greater of the Enhanced Death Benefit A or Enhanced Death Benefit B. Enhanced Death Benefit A or B may not be available in all states. The Enhanced Death Benefit will never be greater than the maximum death benefit allowed by any state nonforfeiture laws that govern the Contract.


                                 33  PROSPECTUS

If we do not receive a complete request for settlement of the death benefit within 180 days of the date of death, the Enhanced Death Benefit will not apply and the death benefit is equal to the greater of:

1) the Contract Value as of the date we determine the death benefit, or

2) the Settlement Value as of the date we determine the death benefit.

If the Owner is a living person, the Enhanced Death Benefit is payable and the Rider will terminate and the mortality and expense charge for the Rider will cease upon the death of the Owner, unless the Contract and Rider are continued as permitted by a surviving spouse, as described below. If the Owner is a non-living person, the Enhanced Death Benefit is payable and the Rider will terminate and charges for the Rider will cease upon the death of the Annuitant.

The Enhanced Death Benefit Rider and charges for the Rider will terminate:

.. when the Contract owner is changed for reasons other than death;

.. if the Contract owner is a non-living person, when the Annuitant is changed for reasons other than death; or

.. on the Payout Start Date.

The Rider may not be available in all states. We may discontinue the offering of the Rider at any time.

ENHANCED DEATH BENEFIT A. On the date we issue the Rider ("RIDER DATE"), Enhanced Death Benefit A is equal to the Contract Value on that date. On each Contract Anniversary, we will recalculate your Enhanced Death Benefit A to equal the greater of your Contract Value on that date, or the most recently calculated Enhanced Death Benefit A. We also will recalculate your Enhanced Death Benefit A whenever you make an additional purchase payment or a partial withdrawal.
 Additional purchase payments will increase the Enhance Death Benefit A dollar-for-dollar by the amount of the purchase payment (plus Credit Enhancement for ALLSTATE PROVIDER EXTRA CONTRACTS). Withdrawals will reduce the Enhanced Death Benefit A by an amount equal to a withdrawal adjustment computed in the manner described below.

We will calculate Anniversary Values for each Contract Anniversary up until the earlier of:

.. the date we determine the death benefit; or

.. the first Contract Anniversary following the oldest Contract owner's or, if the Contract owner is not a living person, the Annuitant's 80th birthday, or the first day of the 61/ST/ month following the Rider Date, whichever is later.

After age 80, or the first day of the 61st month following the Rider Date, whichever is later, we will recalculate the Enhanced Death Benefit A only for purchase payments and withdrawals.

The withdrawal adjustment is equal to (a) divided by (b), and the result multiplied by (c) where:

  (a) = is the withdrawal amount,

  (b) = is the Contract Value immediately prior to the withdrawal, and

  (c) = the most recently calculated Enhanced Death Benefit A.

ENHANCED DEATH BENEFIT B. The Enhanced Death Benefit B on the Rider Date is equal to the Contract Value on that date. After the Rider Date, the Enhanced Death Benefit B, plus any subsequent purchase payments (and Credit Enhancements under ALLSTATE PROVIDER EXTRA CONTRACTS) and less a withdrawal adjustment, as described below, will accumulate daily at a rate equivalent to 5% per year until the earlier of:

.. the date we determine the death benefit; or

.. the first day of the month following the oldest Contract owner's or, if the Contract owner is not a living person, the Annuitant's 80/TH/ birthday, or the first day of the 61/ST/ month following the Rider Date, whichever is later.

The withdrawal adjustment is equal to (a) divided by (b), and the result multiplied by (c) where:

  (a) = the withdrawal amount,

  (b) = is the Contract Value immediately prior to the withdrawal, and

  (c) = is the most recently calculated Enhanced Death Benefit B.

After age 80, or the first day of the 61/ST/ month following the Rider Date, whichever is later, we will recalculate the Enhanced Death Benefit B only for purchase payments and withdrawals.

SPOUSAL CONTINUATION UNDER ALLSTATE PROVIDER ADVANTAGE CONTRACTS AND ALLSTATE PROVIDER EXTRA CONTRACTS. If you elected the Enhanced Death Benefit Rider, and your spouse continues the Contract as described above, the Enhanced Death Benefit Rider and the mortality and expense risk charge for this Rider will terminate if your spouse is over age 80 on the date the Contract is continued. If the Enhanced Death Benefit Rider does continue, then the following conditions will apply:

.. The Contract Value on the date the Contract is continued will equal the death benefit amount;

.. Enhanced Death Benefit A will continue to be recalculated for purchase payments, withdrawals, and on Contract Anniversaries after the date the Contract is continued until the earlier of:

1. the first Contract Anniversary after the oldest new Owner's 80th birthday. After age 80, the Enhanced Death Benefit A will be recalculated only for purchase payments and withdrawals; or

2. the date we determine the death benefit;


                                 34  PROSPECTUS
unless the deceased Owner was age 80 or older on the date of death. In this case, the Enhanced Death Benefit A will be recalculated only for purchase payments and withdrawals after the date the Contract is continued.

.. The amount of the Enhanced Death Benefit B as of the date the Contract is continued and any subsequent purchase payments (and Credit Enhancements under ALLSTATE PROVIDER EXTRA CONTRACTS) and less any subsequent withdrawal adjustments will accumulate daily at a rate equivalent to 5% per year after the date the Contract is continued, until the earlier of:

1. the first day of the month following the oldest new Owner's 80th birthday. After age 80, the Enhanced Death Benefit B will be recalculated only for purchase payments and withdrawals; or

2. the date we determine the death benefit;

unless the deceased Owner was age 80 or older on the date of death. In this case, the Enhanced Death Benefit B will be recalculated only for purchase payments and withdrawals after the date the Contract is continued.

SPOUSAL CONTINUATION UNDER ALLSTATE PROVIDER ULTRA CONTRACTS. If you elected the Enhanced Death Benefit Rider, and your spouse continues the Contract as described above, on the date the Contract is continued, the Rider Date will be reset to the date the Contract is continued.


ENHANCED EARNINGS DEATH BENEFIT RIDER
For Contract owners and Annuitants up to and including age 75 as of the Rider Application Date, the Enhanced Earnings Death Benefit Rider is an optional benefit that you may elect.

The Rider may not be available in all states. We may discontinue the offering of the Rider at any time.

If we do not receive a complete request for settlement of the death benefit within 180 days of the date of death, the Enhanced Death Benefit will not apply and the death benefit is equal to the greater of:

1) the Contract Value as of the date we determine the death benefit, or

2) the Settlement Value as of the date we determine the death benefit.

If the Contract owner is a living person, the Enhanced Earnings Death Benefit Rider applies only upon the death of the Contract owner. If the Contract owner is not a living individual, the Enhanced Earnings Death Benefit Rider applies only upon the death of the Annuitant. If the Owner is a living person, the Enhanced Earnings Death Benefit is payable and the Rider will terminate and the annual charge for the Rider will cease upon the death of the Owner, unless the Contract and Rider are continued as permitted by a surviving spouse, as described below. If the Owner is a non-living person, the Enhanced Earnings Death Benefit is payable and the Rider will terminate and the annual charge for the Rider will cease upon the death of the Annuitant.

The Enhanced Earnings Death Benefit Rider and the annual charge for the rider will terminate:

.. when the Contract owner is changed for reasons other than death;

.. if your spouse continues the Contract as described below, and the oldest new
  Contract owner (your spouse in the case of ALLSTATE PROVIDER ULTRA CONTRACTS) is over age 75 on the date the Contract is continued, (or if your spouse elects to terminate the Rider).

.. if the Contract owner is a non-living person, when the Annuitant is changed for reasons other than death or when the Annuitant dies; or

.. on the Payout Start Date.

ALLSTATE PROVIDER ADVANTAGE CONTRACTS AND ALLSTATE PROVIDER EXTRA CONTRACTS:

Under the Enhanced Earnings Death Benefit Rider, if the oldest Contract owner (or the Annuitant if the Contract owner is a non-living person) is age 55 or younger on the Rider Application Date, the death benefit is increased by:

.. The lesser of 80% of In-Force Premium (excluding purchase payments made after the Rider Date and in the twelve month period immediately preceding the death of the Owner, or Annuitant if the Owner is a non-living person), or 40% of In-Force Earnings, calculated as of the date we receive due proof of death.

If the oldest Contract owner (or the Annuitant if the Contract owner is a non-living person) is between the ages of 56 and 65 on the Rider Application Date, the death benefit is increased by:

.. The lesser of 60% of In-Force Premium (excluding purchase payments made after the Rider Date and in the twelve month period immediately preceding the death of the Owner, or annuitant is the Owner is a non-living person), or 30% of In-Force Earnings.

If the oldest Contract owner (or the Annuitant if the Contract owner is a non-living person) is between the ages of 66 and 75 on the Rider Application Date, the death benefit is increased by:

.. The lesser of 40% of In-Force Premium (excluding purchase payments made after the Rider Application Date and in the twelve month period immediately preceding the death of the Owner, or Annuitant if the Owner is a non-living person), or 20% of In-Force Earnings, calculated as of the date we receive due proof of death.

ALLSTATE PROVIDER ULTRA CONTRACTS:

Under the Enhanced Earnings Death Benefit Rider, if the oldest Contract owner (or the Annuitant if the Contract


                                 35  PROSPECTUS
owner is a non-living person) is age 55 or younger on the Rider Application Date, the death benefit is increased by:

.. 40% of the lesser of 200% of In-Force Premium (excluding purchase payments made in the 12-month period immediately preceding the date of death) or the In-Force Earnings. ("In-Force Earnings" are referred to as "Death Benefit Earnings" in the ALLSTATE PROVIDER ULTRA CONTRACTS, but we use the term "In-Force Earnings" in this prospectus for convenience).

If the oldest Contract owner (or the Annuitant if the Contract owner is a non-living person) is between the ages of 56 and 65 on the Rider Application Date, the death benefit is increased by:

.. 30% of the lesser of 200% of the In-Force Premium (excluding purchase payments made in the 12-month period immediately preceding the date of death) or the In-Force Earnings.

If the oldest Contract owner (or the Annuitant if the Contract owner is a non-living person) is between the ages of 66 and 75 on the Rider Application Date, the death benefit is increased by:

.. 20% of the lesser of 200% of the In-Force Premium (excluding purchase payments made in the 12-month period immediately preceding the date of death) or the In-Force earnings.

ALL CONTRACTS:

For purpose of calculating the Enhanced Earnings Death Benefit, the following definitions apply:

  In-Force Premium equals the Contract Value on the Rider Date plus all purchase payments made after the Rider Date less the sum of all Excess-of-Earnings Withdrawals after the Rider Date. If the Rider Date is the same as the Issue Date, then the Contract Value on the Rider Date is equal to your initial purchase payment.

  In-Force Earnings equal the Contract Value minus the In-Force Premium. The In-Force Earnings amount will never be less than zero.

  An Excess-of-Earnings Withdrawal is the amount of a withdrawal in excess of the In-Force Earnings in the Contract immediately prior to the withdrawal.

We will calculate the Enhanced Earnings Death Benefit Rider as of the date we receive a complete request for settlement of the death benefit. We will pay the Enhanced Earnings Death Benefit with the death benefit as described under "Death Benefit Payments" below.

SPOUSAL CONTINUATION. If you elected the Enhanced Earnings Death Benefit Rider, and your spouse continues the Contract as described below, the Enhanced Earnings Death Benefit Rider and the annual charge for this Option will terminate if the oldest new Contract owner is over age 75 on the date the Contract is continued, or if your spouse elects to terminate the Rider. If the Enhanced Earnings Death Benefit Rider is not terminated, on the date the Contract is continued, the Rider Date for this Rider will be reset to the date the Contract is continued ("new Rider Date"). The age of the oldest Contract owner (surviving spouse for Allstate Provider Ultra Contracts) on the new Rider Date will be used to determine the Enhanced Earnings Death Benefit after the new Rider Date. Also, the age of the oldest Contract owner (surviving spouse for ALLSTATE PROVIDER ULTRA CONTRACTS) will be used to determine the annual charge for the Rider after the new Rider Date.

The value of the Enhanced Earnings Death Benefit largely depends on the amount of earnings that accumulate under your Contract. If you expect to withdraw the earnings from your Contract Value, electing the Enhanced Earnings Death Benefit Rider may not be appropriate. For purposes of calculating the Enhanced Earnings Death Benefit, earnings are considered to be withdrawn first before purchase payments. Your financial advisor can help you decide if the Enhanced Earnings Death Benefit Rider is right for you.

For examples of how the death benefit is calculated under the Enhanced Earnings Death Benefit Rider, see Appendix C.


DEATH BENEFIT PAYMENTS
If the sole new Contract Owner is your spouse, the new Contract Owner may:

1) elect to receive the death benefit in a lump sum, or

2) elect to apply the death benefit to an Income Plan. Payments from the Income Plan must begin within one year of the date of death and must be payable throughout:

.. the life of the new Contract Owner;

.. for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the new Contract Owner; or

.. over the life of the new Contract Owner with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the new Contract Owner.

If your spouse does not elect one of the options above the Contract will continue in the Accumulation Phase as if the death had not occurred. If the contract is continued in the Accumulation Phase, the following conditions apply:

On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the end of the Valuation Date on which we received a complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time).

Unless otherwise instructed by the continuing spouse, the excess, if any, of the death benefit over the Contract Value will be allocated to the Sub-Accounts of the


                                 36  PROSPECTUS

Variable Account. This excess will be allocated in proportion to your Contract Value in those Sub-Accounts as of the end of the Valuation Date on which we receive the complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time), except that any portion of this excess attributable to the Fixed Account Options will be allocated to the money market Variable Sub-Account.

Within 30 days of the date the Contract is continued, your surviving spouse may choose one of the following transfer alternatives without incurring a transfer fee:

   (i) transfer all or a portion of the excess among the Variable Sub-Accounts;

   (ii) transfer all or a portion of the excess into the Guarantee Maturity Fixed Account and begin a new Guarantee Period; or

   (iii) transfer all or a portion of the excess into a combination of Variable Sub-Accounts and the Guarantee Maturity Fixed Account.

Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in your Contract.

The surviving spouse may make a single withdrawal of any amount within one year of the date of your death without incurring a Market Value Adjustment or withdrawal charge. Only one spousal continuation is allowed under this Contract.

If the new Contract Owner is not your spouse but is a living person, or if there are multiple living new Contract Owners, the new Contract Owner may:

1) elect to receive the death benefit in a lump sum, or

2) elect to apply the death benefit to an Income Plan.

Payments from the Income Plan must begin within one year of the date of death and must be payable throughout:

.. the life of the new Contract Owner;

.. for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the new Contract Owner; or

.. over the life of the new Contract Owner with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the new Contract Owner.

If the new Contract Owner does not elect one of the options above then the new Contract Owner must receive the Contract Value payable within 5 years of your date of death. The Contract Value will equal the amount of the death benefit as determined as of the end of the Valuation Date on which we receive the complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time). Unless otherwise instructed by the new Contract Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the money market Variable Sub-Account. The new Contract Owner may exercise all rights as set forth in the Transfers section of the Contract during this 5 year period.

No additional purchase payments may be added to the Contract under this election. Any withdrawal charges applicable under ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS will be waived for any withdrawals made during this 5 year period; however, amounts withdrawn may be subject to a Market Value Adjustment.

If the new Contract Owner dies prior to the receiving all of the Contract Value, then the new Contract Owner's named beneficiary(ies) will receive the greater of the Settlement Value or the remaining Contract Value. This amount must be received as a lump sum within 5 years of the date of the original Contract Owner's death.

If the new Contract Owner is a corporation, trust, or other non- living person:

  (a) The new Contract Owner may elect to receive the death benefit in a lump sum; or

  (b) If the new Contract Owner does not elect the option above, then the new Contract Owner must receive the Contract Value payable within 5 years of your date of death. The Contract Value will equal the amount of the death benefit as determined as of the end of the Valuation Date on which we receive the complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time). Unless otherwise instructed by the new Contract Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the money market Variable Sub-Account. The new Contract Owner may exercise all rights as set forth in the Transfers provision of the Contract during this 5 year period.

No additional purchase payments may be added to the Contract under this election. Any withdrawal charges applicable under ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS will be waived during this 5 year period.

We reserve the right to offer additional options upon the death of the Contract Owner.

If any new Contract Owner is a non-living person, all new Contract Owners will be considered to be non-living persons for the above purposes.

Under any of these options, all ownership rights, subject to any restrictions previously placed upon the Beneficiary, are available to the new Contract Owner from the date of your death to the date on which the death benefit is paid.


DEATH OF ANNUITANT
If the Annuitant who is not also the Contract owner dies prior to the Payout Start Date and the Contract owner is a living person, then the Contract will continue with a


                                 37  PROSPECTUS
new Annuitant as described in the Annuitant provision above.

If the Annuitant who is not also the Contract owner dies prior to the Payout Start Date and the Contract owner is a non-living person, the following apply:

  (a) The Contract owner may elect to receive the death benefit in a lump sum;
  or

  (b) If the Contract owner does not elect the above option, then the Contract Owner must receive the Contract Value payable within 5 years of the Annuitant's date of death. The Contract Value will equal the amount of the death benefit as determined as of the end of the Valuation Date on which we receive the complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time).
   Unless otherwise instructed by the Contract owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Money Market Variable Sub-Account. The Contract owner may then exercise all rights as set forth in the Transfers provision of the Contract during this 5 year period.

No additional purchase payments may be added to the Contract under this election. Any withdrawal charges applicable under ALLSTATE PROVIDER ULTRA CONTRACTS and ALLSTATE PROVIDER EXTRA CONTRACTS will be waived during this 5 year period; however, amounts withdrawn may be subject to a Market Value Adjustment.

We reserve the right to offer additional options upon the death of the Annuitant.

Under any of these options, all ownership rights are available to the non-living Contract Owner from the date of the Annuitant's death to the date on which the death benefit is paid.




MORE INFORMATION
--------------------------------------------------------------------------------

ALLSTATE LIFE

Allstate Life is the issuer of the Contract. Allstate Life was organized in 1957 is a stock life insurance company under the laws of the state of Illinois. Prior to January 1, 2005, Glenbrook Life and Annuity Company ("Glenbrook") issued the Contract. Effective January 1, 2005, Glenbrook merged with Allstate Life ("Merger"). On the date of the Merger, Allstate acquired from Glenbrook all of the Glenbrook's assets and became directly liable for Glenbrook's liabilities and obligations with respect to all contracts issued by Glenbrook.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the state of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by The Allstate Corporation.

Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all jurisdictions except the state of New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois 60062.

THE VARIABLE ACCOUNT

Allstate Life established the Allstate Financial Advisors Separate Account I in 1999. The Contracts were previously issued through the Glenbrook Life Multi-Manager Variable Account. Effective January 1, 2005, Glenbrook Life Multi-Manager Variable Account and Glenbrook Life and Annuity Separate Account A combined with Allstate Financial Advisors Separate Account I and consolidated duplicative Variable Sub-Accounts that invest in the same Portfolio (the "Consolidation"). The Accumulation Unit Values for the Variable Sub-Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate Life.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Illinois insurance law. That means we account for the Variable Account's income, gains, and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate Life.

The Variable Account consists of multiple Variable Sub-Accounts, each of which are available under the Contract. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.


THE PORTFOLIOS
DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains


                                 38  PROSPECTUS
distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN PORTFOLIOS. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.


THE CONTRACT
DISTRIBUTION. ALFS, Inc. ("ALFS"), located at 3100 Sanders Road, Northbrook, IL 60062-7154, serves as principal underwriter of the Contracts. ALFS is a wholly owned subsidiary of Allstate Life. ALFS is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("EXCHANGE ACT"), and is a member of the NASD, Inc.

We will pay commissions to broker-dealers who sell the contracts. Commissions paid may vary, but we estimate that the total commissions paid on all Contract sales will not exceed 8.5% of all purchase payments. These commissions are intended to cover distribution expenses. Sometimes, we also pay the broker-dealer a persistency bonus in addition to the standard commissions. A persistency bonus is not expected to exceed 1.00%, on an annual basis, of the Contract Values considered in connection with the bonus. In some states, Contracts may be sold by representatives or employees of banks which may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

Allstatedoes not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for any liability to Contract owners arising out of services rendered or Contracts issued.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account.

We provide the following administrative services, among others:

.. issuance of the Contracts;

.. maintenance of Contract owner records;

.. Contract owner services;

.. calculation of unit values;

.. maintenance of the Variable Account; and

.. preparation of Contract owner reports.

We will send you Contract statements and transaction confirmations at least annually. You should notify us promptly in writing of any address change. You should


                                 39  PROSPECTUS
read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we reserve the right to make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


NON-QUALIFIED ANNUITIES HELD WITHIN A QUALIFIED PLAN
If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information. Allstate Life and Annuity Company no longer issues deferred annuities to employer sponsored qualified retirement plans.


LEGAL MATTERS
All matters of state insurance law pertaining to the Contracts, including the validity of the Contracts and Allstate's right to issue such Contracts under state insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate.


                                 40  PROSPECTUS

TAXES
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE LIFE MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF ALLSTATE LIFE INSURANCE COMPANY
Allstate Life is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Variable Account is not an entity separate from Allstate Life, and its operations form a part of Allstate Life, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Allstate Life believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Allstate Life does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate Life does not intend to make provisions for any such taxes. If Allstate Life is taxed on investment income or capital gains of the Variable Account, then Allstate Life may impose a charge against the Variable Account in order to make provision for such taxes.


TAXATION OF VARIABLE ANNUITIES IN GENERAL

TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

.. the Contract Owner is a natural person,

.. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

.. Allstate Life is considered the owner of the Variable Account assets for federal income tax purposes.


NON-NATURAL OWNERS. Non-natural owners are also referred to as Non Living Owners in this prospectus. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the non-natural owner during the taxable year.


EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-Qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements; and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.


GRANTOR TRUST OWNED ANNUITY. Contracts owned by a grantor trust are considered owned by a non-natural owner. Grantor trust owned contracts receive tax deferral as described in the Exceptions to the Non-Natural Owner Rule section.
 In accordance with the Code, upon the death of the annuitant, the death benefit must be paid. According to your Contract, the Death Benefit is paid to the surviving Contract Owner. Since the trust will be the surviving Contract Owner in all cases, the Death Benefit will be payable to the trust notwithstanding any beneficiary designation on the annuity contract. A trust, including a grantor trust, has two options for receiving any death benefits: 1) a lump sum payment; or 2) payment deferred up to five years from date of death.


DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Allstate Life does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.


OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance


                                 41  PROSPECTUS
concerning circumstances in which investor control of the separate account investments may cause a Contract owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in private and published rulings in which it found that Contract owners were not owners of separate account assets. For example, if your contract offers more than twenty (20) investment alternatives you have the choice to allocate premiums and contract values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate Life does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.


TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a Non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a Non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.


TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a Non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If any variable payment is less than the excludable amount you should contact a competent tax advisor to determine how to report any unrecovered investment. The federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.


WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.


DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

.. if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death;

.. if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner.

.. if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.


TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

.. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

.. if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.


PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract.


                                 42  PROSPECTUS

The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made as a result of the Contract Owner's death or becoming totally disabled,

.. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

.. made under an immediate annuity, or

.. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.


TAX FREE EXCHANGES UNDER INTERNAL REVENUE CODE SECTION 1035. A 1035 exchange is a tax-free exchange of a non-qualified life insurance contract, endowment contract or annuity contract into a non-Qualified annuity contract. The contract owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.


PARTIAL EXCHANGES. The IRS has issued a ruling that permits partial exchanges of annuity contracts. Under this ruling, if you take a withdrawal from a receiving or relinquishing annuity contract within 24 months of the partial exchange, then special aggregation rules apply for purposes of determining the taxable amount of a distribution. The IRS has issued limited guidance on how to aggregate and report these distributions. The IRS is expected to provide further guidance; as a result, it is possible that the amount we calculate and report to the IRS as taxable could be different.


TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax.


AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-Qualified deferred annuity contracts issued by Allstate Life (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


INCOME TAX WITHHOLDING
Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Allstate Life is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Section 1441 of the Code provides that Allstate Life as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien.
 Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.


                                 43  PROSPECTUS

TAX QUALIFIED CONTRACTS
The income on tax sheltered annuity (TSA) and IRA investments is tax deferred, and the income on variable annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity as a TSA or IRA. Tax Qualified Contracts are contracts purchased as investments as:

.. Individual Retirement Annuities (IRAs) under Section 408(b) of the Code;

.. Roth IRAs under Section 408A of the Code;

.. Simplified Employee Pension (SEP IRA) under Section 408(k) of the Code;

.. Savings Incentive Match Plans for Employees (SIMPLE IRA) under Section 408(p) of the Code; and

.. Tax Sheltered Annuities under Section 403(b) of the Code.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the retirement plans listed above or to modify the Contract to conform with tax requirements.

The tax rules applicable to participants with tax qualified annuities vary according to the type of contract and the terms and conditions of the endorsement. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules. Allstate Life can issue an individual retirement annuity on a rollover or transfer of proceeds from a decedent's IRA, TSA, or employer sponsored retirement plan under which the decedent's surviving spouse is the beneficiary. Allstate Life does not offer an individual retirement annuity that can accept a transfer of funds for any other, non-spousal, beneficiary of a decedent's IRA, TSA, or employer sponsored retirement plan.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.


TAXATION OF WITHDRAWALS FROM AN INDIVIDUALLY OWNED TAX QUALIFIED CONTRACT. If you make a partial withdrawal under a Tax Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and all tax reporting of distributions from Tax Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

"Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made to a beneficiary after the Contract Owner's death,

.. attributable to the Contract Owner being disabled, or

.. made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. All tax reporting of distributions from Roth IRAs will indicate that the taxable amount is not determined.


REQUIRED MINIMUM DISTRIBUTIONS. Generally, IRAs (excluding Roth IRAs) and TSAs require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.


THE DEATH BENEFIT AND TAX QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. We believe that the Death Benefits offered by your Contract do not constitute life insurance under these regulations.

It is also possible that certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract Owner. In addition, there are limitations on the amount of incidental death benefits that may be provided under qualified plans, such as in connection with a 403(b) plan.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.


PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM TAX QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Tax Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:


                                 44  PROSPECTUS

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made as a result of the Contract Owner's death or total disability,

.. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

.. made after separation from service after age 55 (does not apply to IRAs),

.. made pursuant to an IRS levy,

.. made for certain medical expenses,

.. made to pay for health insurance premiums while unemployed (applies only for IRAs),

.. made for qualified higher education expenses (applies only for IRAs), and

.. made for a first time home purchase (up to a $10,000 lifetime limit and applies only for IRAs).

During the first 2 years of the individual's participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON TAX QUALIFIED CONTRACTS. With respect to Tax Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.


INCOME TAX WITHHOLDING ON TAX QUALIFIED CONTRACTS. Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered "eligible rollover distributions." The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Allstate Life is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from employer sponsored retirement plans, including TSAs but excluding IRAs, with the exception of:

.. required minimum distributions, or,

.. a series of substantially equal periodic payments made over a period of at least 10 years, or,

.. a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

.. hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, Allstate Life is required to withhold federal income tax using the wage withholding rates. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Section 1441 of the Code provides that Allstate Life as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien.
 Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.


INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity.


ROTH INDIVIDUAL RETIREMENT ANNUITIES. Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity.


                                 45  PROSPECTUS

Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions.

ANNUITIES HELD BY INDIVIDUAL RETIREMENT ACCOUNTS (COMMONLY KNOWN AS CUSTODIAL

IRAS). Internal Revenue Code Section 408 permits a custodian or trustee of an Individual Retirement Account to purchase an annuity as an investment of the Individual Retirement Account. If an annuity is purchased inside of an Individual Retirement Account, then the Annuitant must be the same person as the beneficial owner of the Individual Retirement Account.

Generally, the death benefit of an annuity held in an Individual Retirement Account must be paid upon the death of the Annuitant. However, in most states, the Contract permits the custodian or trustee of the Individual Retirement Account to continue the Contract in the accumulation phase, with the Annuitant's surviving spouse as the new Annuitant, if the following conditions are met:

1) The custodian or trustee of the Individual Retirement Account is the owner of the annuity and has the right to the death proceeds otherwise payable under the annuity contract;

2) The deceased Annuitant was the beneficial owner of the Individual Retirement Account;

3) We receive a complete request for settlement for the death of the Annuitant; and

4) The custodian or trustee of the Individual Retirement Account provides us with a signed certification of the following:

  (a) The Annuitant's surviving spouse is the sole beneficiary of the Individual Retirement Account;

  (b) The Annuitant's surviving spouse has elected to continue the Individual Retirement Account as his or her own Individual Retirement Account; and

  (c) The custodian or trustee of the Individual Retirement Account has continued the Individual Retirement Account pursuant to the surviving spouse's election.


SIMPLIFIED EMPLOYEE PENSION IRA. Section 408(k) of the Code allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. These employers may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.


SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA). Section 408(p) of the Code allow eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees using individual retirement annuities. In general, a SIMPLE IRA consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to purchase the Contract as a SIMPLE IRA should seek competent tax and legal advice.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.


TAX SHELTERED ANNUITIES. Section 403(b) of the Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

.. attains age 59 1/2,

.. severs employment,

.. dies,

.. becomes disabled, or

.. incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Allstate Life is directed to transfer some or all of the Contract Value to another 403(b) plan. Generally, we do not accept Employee Retirement Income Security Act of 1974 (ERISA) funds in 403(b) contracts.


                                 46  PROSPECTUS

ANNUAL REPORTS AND OTHER DOCUMENTS
-------------------------------------------------------------------------------

Allstate Life's annual report on Form 10-K for the year ended December 31, 2003 and its Form 10-Q reports for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004 are incorporated herein by reference which means that they are legally a part of this prospectus.

After the date of this prospectus and before we terminate the offering of the securities under this prospectus, all documents or reports we file with the SEC under the Exchange Act are also incorporated herein by reference, which means that they also legally become a part of this prospectus.

Statements in this prospectus, or in documents that we file later with the SEC and that legally become a part of this prospectus, may change or supersede statements in other documents that are legally part of this prospectus. Accordingly, only the statement that is changed or replaced will legally be a part of this prospectus.

We file our Exchange Act documents and reports, including our annual and quarterly reports on Form 10-K and Form 10-Q electronically on the SEC's "EDGAR" system using the identifying number CIK No. 0000352736. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. You also can view these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For more information on the operations of SEC's Public Reference Room, call 1-800-SEC-0330.

If you have received a copy of this prospectus, and would like a free copy of any document incorporated herein by reference (other than exhibits not specifically incorporated by reference into the text of such documents), please write or call us at P.O. BOX 80469, LINCOLN, NE 68501-0469 (telephone:
1-800-755-5275).


                                 47  PROSPECTUS

APPENDIX A
ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED/+/ (BASE CONTRACT)
--------------------------------------------------------------------------------

The following tables show the Accumulation Unit Values for each of the Variable Sub-Accounts for base Contracts without any optional benefit and Contracts with the Enhanced Death Benefit and Income Benefit. These two tables represent the lowest and highest combination of charges that affect Accumulation Unit Values available under the Contracts. The Statement of Additional Information, which is available upon request without charge, contains the Accumulation Unit Values for Contracts with all other optional benefits, or available combination
thereof.    Please contact us at 1-800-755-5275 to obtain a copy of the
Statement of Additional Information.

ALLSTATE PROVIDER ADVANTAGE CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,(September 30 for 2004)
Variable Sub-Accounts                                                                 2001     2002     2003      2004
AIM V.I. AGGRESSIVE GROWTH - SERIES I*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.665  $ 8.120   $10.126
 Accumulation Unit Value, End of Period                                              $10.665  $ 8.120  $10.126   $ 9.933
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. BALANCED - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.292  $ 9.216   $10.557
 Accumulation Unit Value, End of Period                                              $11.292  $ 9.216  $10.557   $10.487
 Number of Units Outstanding, End of Period                                                0        0        0     2,115
AIM V.I. CAPITAL APPRECIATION - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.619  $ 9.397   $11.983
 Accumulation Unit Value, End of Period                                              $12.619  $ 9.397  $11.983   $11.476
 Number of Units Outstanding, End of Period                                            1,667    2,284    2,118         0
AIM V.I. CORE EQUITY - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.391  $10.298   $12.614
 Accumulation Unit Value, End of Period                                              $12.391  $10.298  $12.614   $12.640
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. DENT DEMOGRAPHIC TRENDS - SERIES I*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.041  $ 7.369   $ 9.974
 Accumulation Unit Value, End of Period                                              $11.041  $ 7.369  $ 9.974   $ 9.479
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. DIVERSIFIED INCOME - SERIES I*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.776  $ 9.845   $10.589
 Accumulation Unit Value, End of Period                                              $ 9.776  $ 9.845  $10.589   $10.857
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. GROWTH - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.629  $ 7.903   $10.211
 Accumulation Unit Value, End of Period                                              $11.629  $ 7.903  $10.211   $ 9.875
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. INTERNATIONAL GROWTH - SERIES I*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.217  $ 8.482   $10.777
 Accumulation Unit Value, End of Period                                              $10.217  $ 8.482  $10.777   $11.476
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. PREMIER EQUITY - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.853  $ 8.138   $10.021
 Accumulation Unit Value, End of Period                                              $11.853  $ 8.138  $10.021   $ 9.655
 Number of Units Outstanding, End of Period                                            1,836    3,537    3,100     3,083
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH - INITIAL SHARES*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.525  $ 7.362   $ 9.133
 Accumulation Unit Value, End of Period                                              $10.525  $ 7.362  $ 9.133   $ 8.807
 Number of Units Outstanding, End of Period                                                0        0        0         0
DREYFUS STOCK INDEX - INITIAL SHARES*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.584  $ 8.089   $10.223
 Accumulation Unit Value, End of Period                                              $10.584  $ 8.089  $10.223   $10.205
 Number of Units Outstanding, End of Period                                                0        0        0         0

                               48  PROSPECTUS

DREYFUS VIF GROWTH & INCOME - INITIAL SHARES*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.719  $ 7.880   $ 9.819
 Accumulation Unit Value, End of Period                                              $10.719  $ 7.880  $ 9.819   $ 9.508
 Number of Units Outstanding, End of Period                                                0        0        0         0
DREYFUS VIF MONEY MARKET - INITIAL SHARES*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.010  $ 9.999   $ 9.913
 Accumulation Unit Value, End of Period                                              $10.010  $ 9.999  $ 9.913   $ 9.845
 Number of Units Outstanding, End of Period                                                0        4      100        96
FIDELITY VIP ASSET MANAGER: GROWTH/(R)/ - SERVICE CLASS 2*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.615  $ 8.796   $10.654
 Accumulation Unit Value, End of Period                                              $10.615  $ 8.796  $10.654   $10.365
 Number of Units Outstanding, End of Period                                                0        0        0         0
FIDELITY VIP CONTRAFUND/(R)/ - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.425  $10.168   $12.833
 Accumulation Unit Value, End of Period                                              $11.425  $10.168  $12.833   $13.387
 Number of Units Outstanding, End of Period                                                0      793      793       792
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.703  $ 9.545   $12.219
 Accumulation Unit Value, End of Period                                              $11.703  $ 9.545  $12.219   $12.304
 Number of Units Outstanding, End of Period                                              180    4,978    4,673     4,648
FIDELITY VIP GROWTH - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.424  $ 8.525   $11.125
 Accumulation Unit Value, End of Period                                              $12.424  $ 8.525  $11.125   $10.457
 Number of Units Outstanding, End of Period                                            1,314    2,524    1,659     1,653
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.165  $10.337   $12.900
 Accumulation Unit Value, End of Period                                              $10.165  $10.337  $12.900   $13.321
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP FRANKLIN SMALL CAP/ /- CLASS 2*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.184  $ 7.852   $10.610
 Accumulation Unit Value, End of Period                                              $11.184  $ 7.852  $10.610   $10.631
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP FRANKLIN TECHNOLOGY SECURITIES- CLASS 2/(1)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.583  $ 6.396        --
 Accumulation Unit Value, End of Period                                              $11.583  $ 6.396  $ 6.981        --
 Number of Units Outstanding, End of Period                                                0        0        0        --
FTVIP MUTUAL SHARES SECURITIES- CLASS 2*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.602  $ 9.204   $11.341
 Accumulation Unit Value, End of Period                                              $10.602  $ 9.204  $11.341   $11.623
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES- CLASS 2*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.965  $10.779   $16.236
 Accumulation Unit Value, End of Period                                              $10.965  $10.779  $16.236   $17.381
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP TEMPLETON FOREIGN SECURITIES - CLASS 2*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.512  $ 8.428   $10.970
 Accumulation Unit Value, End of Period                                              $10.512  $ 8.428  $10.970   $11.311
 Number of Units Outstanding, End of Period                                                0        0        0         0
GOLDMAN SACHS VIT CORE/SM /SMALL CAP EQUITY*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.272  $ 9.436   $13.564
 Accumulation Unit Value, End of Period                                              $11.272  $ 9.436  $13.564   $13.974
 Number of Units Outstanding, End of Period                                                0        0        0         0
GOLDMAN SACHS VIT CORE/SM/ U.S. EQUITY *
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.570  $ 8.128   $10.361
 Accumulation Unit Value, End of Period                                              $10.570  $ 8.128  $10.361   $10.765
 Number of Units Outstanding, End of Period                                                0        0        0         0
                               49  PROSPECTUS
LSA CAPITAL GROWTH*/(2)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.576  $ 7.872   $    --
 Accumulation Unit Value, End of Period                                              $10.576  $ 7.872  $ 9.578   $    --
 Number of Units Outstanding, End of Period                                                0        0        0        --
LSA DIVERSIFIED MID-CAP/**(3)/
 Accumulation Unit Value, Beginning of Period                                             --  $10.000  $ 7.767   $    --
 Accumulation Unit Value, End of Period                                                   --  $ 7.767  $10.165        --
 Number of Units Outstanding, End of Period                                               --        0        0        --
LSA EQUITY GROWTH/*(2)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.504  $ 7.258   $    --
 Accumulation Unit Value, End of Period                                              $10.504  $ 7.258  $ 8.823        --
 Number of Units Outstanding, End of Period                                                0        0        0        --
MFS EMERGING GROWTH SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.752  $ 8.304   $10.622
 Accumulation Unit Value, End of Period                                              $12.752  $ 8.304  $10.622   $10.363
 Number of Units Outstanding, End of Period                                                0      221      209       202
MFS INVESTORS TRUST - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.545  $ 8.962   $10.750
 Accumulation Unit Value, End of Period                                              $11.545  $ 8.962  $10.750   $10.671
 Number of Units Outstanding, End of Period                                                0    1,539    1,538     1,537
MFS NEW DISCOVERY - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $13.155  $ 8.832   $11.603
 Accumulation Unit Value, End of Period                                              $13.155  $ 8.832  $11.603   $10.664
 Number of Units Outstanding, End of Period                                              355    1,202      944       972
MFS RESEARCH - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.948  $ 8.855   $10.842
 Accumulation Unit Value, End of Period                                              $11.948  $ 8.855  $10.842   $10.978
 Number of Units Outstanding, End of Period                                                0      730      794       794
MFS UTILITIES - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.020  $ 7.606   $10.151
 Accumulation Unit Value, End of Period                                              $10.020  $ 7.606  $10.151   $11.297
 Number of Units Outstanding, End of Period                                               35      747      676       632
OPPENHEIMER AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.554  $ 8.214   $10.156
 Accumulation Unit Value, End of Period                                              $11.554  $ 8.214  $10.156   $10.689
 Number of Units Outstanding, End of Period                                              182    1,538    1,537     1,535
OPPENHEIMER CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.235  $ 8.810   $11.357
 Accumulation Unit Value, End of Period                                              $12.235  $ 8.810  $11.357   $11.053
 Number of Units Outstanding, End of Period                                              576    4,510    3,833     3,819
OPPENHEIMER GLOBAL SECURITIES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.373  $ 9.485   $13.355
 Accumulation Unit Value, End of Period                                              $12.373  $ 9.485  $13.355   $13.528
 Number of Units Outstanding, End of Period                                               82      517      516       515
OPPENHEIMER MAIN STREET
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.480  $ 9.178   $11.450
 Accumulation Unit Value, End of Period                                              $11.480  $ 9.178  $11.450   $11.383
 Number of Units Outstanding, End of Period                                            2.061    8,915    7,786     7,751
OPPENHEIMER STRATEGIC BOND
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.384  $10.984   $12.768
 Accumulation Unit Value, End of Period                                              $10.384  $10.984  $12.768   $13.082
 Number of Units Outstanding, End of Period                                                0    1,146      832       807
PUTNAM VT GROWTH AND INCOME - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.385  $ 9.080   $11.387
 Accumulation Unit Value, End of Period                                              $11.385  $ 9.080  $11.387   $11.493
 Number of Units Outstanding, End of Period                                                0      131        0         0
                               50  PROSPECTUS
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.249  $ 8.503   $10.301
 Accumulation Unit Value, End of Period                                              $12.249  $ 8.503  $10.301   $ 9.605
 Number of Units Outstanding, End of Period                                                0    1,402    1,401     1,400
PUTNAM VT HEALTH SCIENCES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.053  $ 8.668   $10.103
 Accumulation Unit Value, End of Period                                              $11.053  $ 8.668  $10.103   $ 9.876
 Number of Units Outstanding, End of Period                                                0      361      388       391
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.404  $ 8.432   $10.670
 Accumulation Unit Value, End of Period                                              $10.404  $ 8.432  $10.670   $10.663
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT NEW VALUE - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.856  $ 9.851   $12.848
 Accumulation Unit Value, End of Period                                              $11.856  $ 9.851  $12.848   $13.312
 Number of Units Outstanding, End of Period                                                0    3,078    2,252     2,252
PUTNAM VT RESEARCH - CLASS IB*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.955  $ 8.357   $10.312
 Accumulation Unit Value, End of Period                                              $12.955  $ 8.357  $10.312   $ 9.941
 Number of Units Outstanding, End of Period                                                0        0        0         0
VAN KAMPEN UIF CORE PLUS FIXED INCOME - CLASS I*/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.905  $10.466   $10.782
 Accumulation Unit Value, End of Period                                              $ 9.905  $10.466  $10.782   $10.997
 Number of Units Outstanding, End of Period                                                0        0        0         0
VAN KAMPEN UIF EQUITY GROWTH - CLASS I/***(2,5)/
 Accumulation Unit Value, Beginning of Period                                             --       --       --   $10.000
 Accumulation Unit Value, End of Period                                                   --       --       --   $ 9.818
 Number of Units Outstanding, End of Period                                               --       --       --         0
VAN KAMPEN UIF GLOBAL VALUE EQUITY - CLASS I*/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.382  $ 8.497   $10.788
 Accumulation Unit Value, End of Period                                              $10.382  $ 8.497  $10.788   $10.871
 Number of Units Outstanding, End of Period                                                0        0        0         0
VAN KAMPEN UIF U.S. MID CAP VALUE - CLASS I/*(3,5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.078  $ 7.850   $10.936
 Accumulation Unit Value, End of Period                                              $11.078  $ 7.850  $10.936   $11.139
 Number of Units Outstanding, End of Period                                                0        0        0         0
VAN KAMPEN UIF U.S. REAL ESTATE - CLASS I**/(5)/
 Accumulation Unit Value, Beginning of Period                                             --  $10.000  $ 8.971   $12.291
 Accumulation Unit Value, End of Period                                                   --  $ 8.971  $12.229   $14.079
 Number of Units Outstanding, End of Period                                               --        0        0         0
VAN KAMPEN UIF VALUE - CLASS I */(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.795  $ 8.273   $10.291
 Accumulation Unit Value, End of Period                                              $10.795  $ 8.273  $10.291   $11.582
 Number of Units Outstanding, End of Period                                                0        0        0         0



+The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on September 21, 2001, except those indicated with one, two or three asterisks. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.45% and Administrative Expense Charge of 0.10%.

* These Variable Sub-Accounts were first offered under the Contracts on November 1, 2001.

**These Variable Sub-Accounts were first offered under the Contracts on May 1, 2002.

*** This Variable Sub-Account was first offered under the Contracts on April 30, 2004.

                                 51  PROSPECTUS

(1) Effective May 1, 2003, the FTVIP Franklin Technology Securities Fund merged into the FTVIP Franklin Small Cap Fund. Accordingly, for administrative convenience, on May 1, 2003, we combined the FTVIP Franklin Technology Securities Variable Sub-Account into the FTVIP Franklin Small Cap Variable Sub-Account.

(2) Effective April 30, 2004, the LSA Capital Growth Fund and the LSA Equity Growth Fund were merged into the Van Kampen UIF Equity Growth Portfolio Class
  I. Accordingly, on April 30, 2004, we transferred the value of the LSA Capital Growth Variable Sub-Account and the LSA Equity Growth Variable Sub-Account into the Van Kampen UIF Equity Growth Variable Sub-Account.***

(3) Effective April 30, 2004, the LSA Diversified Mid Cap Fund merged into the Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I. Accordingly, on April 30, 2004, we transferred the value of the LSA Diversified Mid Cap Variable Sub-Account into the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account.

(4) Effective September 30, 2003, the Van Kampen UIF U.S. Mid Cap Core Portfolio changed its name to the Van Kampen UIF U.S. Mid Cap Value Portfolio. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(5) Morgan Stanley Investment Management, Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.




                                 52  PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED/+/ (WITH THE INCOME BENEFIT AND ENHANCED DEATH BENEFIT RIDERS)
--------------------------------------------------------------------------------


ALLSTATE PROVIDER ADVANTAGE CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,(September 30 for 2004)
Variable Sub-Accounts                                                                 2001     2002     2003      2004
AIM V.I. AGGRESSIVE GROWTH - SERIES I*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.656  $ 8.072   $10.015
 Accumulation Unit Value, End of Period                                              $10.656  $ 8.072  $10.015   $ 9.787
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. BALANCED - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.276  $ 9.156   $10.436
 Accumulation Unit Value, End of Period                                              $11.276  $ 9.156  $10.436   $10.326
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. CAPITAL APPRECIATION - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.601  $ 9.336   $11.844
 Accumulation Unit Value, End of Period                                              $12.601  $ 9.336  $11.844   $11.300
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. CORE EQUITY - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.374  $10.231   $12.469
 Accumulation Unit Value, End of Period                                              $12.374  $10.231  $12.469   $12.447
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. DENT DEMOGRAPHIC TRENDS - SERIES I*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.032  $ 7.326   $ 9.864
 Accumulation Unit Value, End of Period                                              $11.032  $ 7.326  $ 9.864   $ 9.340
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. DIVERSIFIED INCOME - SERIES I*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.768  $ 9.787   $10.473
 Accumulation Unit Value, End of Period                                              $ 9.768  $ 9.787  $10.473   $10.697
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. GROWTH - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.613  $ 7.852   $10.094
 Accumulation Unit Value, End of Period                                              $11.613  $ 7.852  $10.094   $ 9.724
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. INTERNATIONAL GROWTH - SERIES I*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.208  $ 8.432   $10.659
 Accumulation Unit Value, End of Period                                              $10.208  $ 8.432  $10.659   $11.307
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. PREMIER EQUITY - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.836  $ 8.085   $ 9.906
 Accumulation Unit Value, End of Period                                              $11.836  $ 8.085  $ 9.906   $ 9.507
 Number of Units Outstanding, End of Period                                                0        0        0         0
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH - INITIAL SHARES*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.516  $ 7.318   $ 9.033
 Accumulation Unit Value, End of Period                                              $10.516  $ 7.318  $ 9.033   $ 8.677
 Number of Units Outstanding, End of Period                                                0        0        0
DREYFUS STOCK INDEX - INITIAL SHARES*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.575  $ 8.041   $10.111
 Accumulation Unit Value, End of Period                                              $10.575  $ 8.041  $10.111   $10.054
 Number of Units Outstanding, End of Period                                                0        0        0         0
DREYFUS VIF GROWTH & INCOME - INITIAL SHARES*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.710  $ 7.833   $ 9.711
 Accumulation Unit Value, End of Period                                              $10.710  $ 7.833  $ 9.711   $ 9.368
 Number of Units Outstanding, End of Period                                                0        0        0         0

                               53  PROSPECTUS

DREYFUS VIF MONEY MARKET - INITIAL SHARES*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.002  $ 9.940   $ 9.804
 Accumulation Unit Value, End of Period                                              $10.002  $ 9.940  $ 9.804   $ 9.700
 Number of Units Outstanding, End of Period                                                0        0        0         0
FIDELITY VIP ASSET MANAGER: GROWTH/(R)/ - SERVICE CLASS 2*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.606  $ 8.744   $10.537
 Accumulation Unit Value, End of Period                                              $10.606  $ 8.744  $10.537   $10.212
 Number of Units Outstanding, End of Period                                                0        0        0         0
FIDELITY VIP CONTRAFUND/(R)/ - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.409  $10.102   $12.685
 Accumulation Unit Value, End of Period                                              $11.409  $10.102  $12.685   $13.182
 Number of Units Outstanding, End of Period                                              575      575      574         0
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.686  $ 9.483   $12.078
 Accumulation Unit Value, End of Period                                              $11.686  $ 9.483  $12.078   $12.116
 Number of Units Outstanding, End of Period                                                0      616      608         0
FIDELITY VIP GROWTH - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.406  $ 8.470   $10.997
 Accumulation Unit Value, End of Period                                              $12.406  $ 8.470  $10.997   $10.297
 Number of Units Outstanding, End of Period                                                0        0        0         0
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.150  $10.270   $12.751
 Accumulation Unit Value, End of Period                                              $10.150  $10.270  $12.751   $13.117
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP FRANKLIN SMALL CAP/ /- CLASS 2*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.174  $ 7.805   $10.493
 Accumulation Unit Value, End of Period                                              $11.174  $ 7.805  $10.493   $10.474
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP FRANKLIN TECHNOLOGY SECURITIES- CLASS 2/(1)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.573  $ 6.359        --
 Accumulation Unit Value, End of Period                                              $11.573  $ 6.359  $ 6.928        --
 Number of Units Outstanding, End of Period                                                0        0        0        --
FTVIP MUTUAL SHARES SECURITIES- CLASS 2*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.593  $ 9.150   $11.216
 Accumulation Unit Value, End of Period                                              $10.593  $ 9.150  $11.216   $11.452
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES- CLASS 2*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.956  $10.715   $16.058
 Accumulation Unit Value, End of Period                                              $10.956  $10.715  $16.058   $17.125
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP TEMPLETON FOREIGN SECURITIES - CLASS 2*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.503  $ 8.378   $10.850
 Accumulation Unit Value, End of Period                                              $10.503  $ 8.378  $10.850   $11.144
 Number of Units Outstanding, End of Period                                                0        0        0         0
GOLDMAN SACHS VIT CORE/SM /SMALL CAP EQUITY*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.262  $ 9.380   $13.415
 Accumulation Unit Value, End of Period                                              $11.262  $ 9.380  $13.415   $13.768
 Number of Units Outstanding, End of Period                                                0        0        0         0


                               54  PROSPECTUS

GOLDMAN SACHS VIT CORE/SM/ U.S. EQUITY *
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.562  $ 8.080   $10.247
 Accumulation Unit Value, End of Period                                              $10.562  $ 8.080  $10.247   $10.607
 Number of Units Outstanding, End of Period                                                0        0        0         0
LSA CAPITAL GROWTH*/(2)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.568  $ 7.825        --
 Accumulation Unit Value, End of Period                                              $10.568  $ 7.825  $ 9.473        --
 Number of Units Outstanding, End of Period                                                0        0        0        --
LSA DIVERSIFIED MID-CAP/**(3)/
 Accumulation Unit Value, Beginning of Period                                             --  $10.000  $ 7.741        --
 Accumulation Unit Value, End of Period                                                   --  $ 7.741  $10.079        --
 Number of Units Outstanding, End of Period                                               --        0        0        --
LSA EQUITY GROWTH/*(2)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.496  $ 7.215        --
 Accumulation Unit Value, End of Period                                              $10.496  $ 7.215  $ 8.726        --
 Number of Units Outstanding, End of Period                                                0        0        0        --
MFS EMERGING GROWTH SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.734  $ 8.250   $10.500
 Accumulation Unit Value, End of Period                                              $12.734  $ 8.250  $10.500   $10.204
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS INVESTORS TRUST - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.529  $ 8.904   $10.626
 Accumulation Unit Value, End of Period                                              $11.529  $ 8.904  $10.626   $10.508
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS NEW DISCOVERY - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $13.137  $ 8.775   $11.469
 Accumulation Unit Value, End of Period                                              $13.137  $ 8.775  $11.469   $10.501
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS RESEARCH - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.932  $ 8.798   $10.717
 Accumulation Unit Value, End of Period                                              $11.932  $ 8.798  $10.717   $10.810
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS UTILITIES - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.006  $ 7.556   $10.034
 Accumulation Unit Value, End of Period                                              $10.006  $ 7.556  $10.034   $11.124
 Number of Units Outstanding, End of Period                                                0        0        0         0
OPPENHEIMER AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.538  $ 8.161   $10.039
 Accumulation Unit Value, End of Period                                              $11.538  $ 8.161  $10.039   $10.525
 Number of Units Outstanding, End of Period                                                0        0        0         0
OPPENHEIMER CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.217  $ 8.752   $11.226
 Accumulation Unit Value, End of Period                                              $12.217  $ 8.752  $11.226   $10.884
 Number of Units Outstanding, End of Period                                                0    1,291    1,266         0
OPPENHEIMER GLOBAL SECURITIES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.356  $ 9.423   $13.201
 Accumulation Unit Value, End of Period                                              $12.356  $ 9.423  $13.201   $13.321
 Number of Units Outstanding, End of Period                                                0        0        0         0
OPPENHEIMER MAIN STREET
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.464  $ 9.118   $11.318
 Accumulation Unit Value, End of Period                                              $11.464  $ 9.118  $11.318   $11.209
 Number of Units Outstanding, End of Period                                                0        0        0         0

                               55  PROSPECTUS

OPPENHEIMER STRATEGIC BOND
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.369  $10.913   $12.621
 Accumulation Unit Value, End of Period                                              $10.369  $10.913  $12.621   $12.882
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT GROWTH AND INCOME - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.369  $ 9.021   $11.256
 Accumulation Unit Value, End of Period                                              $11.369  $ 9.021  $11.256   $11.317
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.232  $ 8.448   $10.183
 Accumulation Unit Value, End of Period                                              $12.232  $ 8.448  $10.183   $ 9.458
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT HEALTH SCIENCES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.037  $ 8.612   $ 9.986
 Accumulation Unit Value, End of Period                                              $11.037  $ 8.612  $ 9.986   $ 9.725
 Number of Units Outstanding, End of Period                                              587      586      585         0
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.395  $ 8.383   $10.553
 Accumulation Unit Value, End of Period                                              $10.395  $ 8.383  $10.553   $10.506
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT NEW VALUE - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.840  $ 9.787   $12.700
 Accumulation Unit Value, End of Period                                              $11.840  $ 9.787  $12.700   $13.108
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT RESEARCH - CLASS IB*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.936  $ 8.308   $10.199
 Accumulation Unit Value, End of Period                                              $12.936  $ 8.308  $10.199   $ 9.795
 Number of Units Outstanding, End of Period                                                0        0        0         0
VAN KAMPEN UIF CORE PLUS FIXED INCOME - CLASS I*/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.897  $10.404   $10.663
 Accumulation Unit Value, End of Period                                              $ 9.897  $10.404  $10.663   $10.835
 Number of Units Outstanding, End of Period                                                0        0        0         0
VAN KAMPEN UIF EQUITY GROWTH - CLASS I/***(2,5)/
 Accumulation Unit Value, Beginning of Period                                             --       --       --   $10.000
 Accumulation Unit Value, End of Period                                                   --       --       --   $ 9.797
 Number of Units Outstanding, End of Period                                               --       --       --         0
VAN KAMPEN UIF GLOBAL VALUE EQUITY - CLASS I*/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.373  $ 8.447   $10.670
 Accumulation Unit Value, End of Period                                              $10.373  $ 8.447  $10.670   $10.711
 Number of Units Outstanding, End of Period                                                0        0        0         0
VAN KAMPEN UIF U.S. MID CAP VALUE - CLASS I/*(3,5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.068  $ 7.803   $10.816
 Accumulation Unit Value, End of Period                                              $11.068  $ 7.803  $10.816   $10.975
 Number of Units Outstanding, End of Period                                                0        0        0         0
VAN KAMPEN UIF U.S. REAL ESTATE - CLASS I**/(5)/
 Accumulation Unit Value, Beginning of Period                                             --  $10.000  $ 8.941   $12.126
 Accumulation Unit Value, End of Period                                                   --  $ 8.941  $12.126   $13.907
 Number of Units Outstanding, End of Period                                               --        0        0         0
VAN KAMPEN UIF VALUE - CLASS I */(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.786  $ 8.224   $10.801
 Accumulation Unit Value, End of Period                                              $10.786  $ 8.224  $10.801   $11.412
 Number of Units Outstanding, End of Period                                                0        0        0         0


                                 56  PROSPECTUS

+The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on September 21, 2001, except those indicated with one, two or three asterisks. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.95% and Administrative Expense Charge of 0.10%.

* These Variable Sub-Accounts were first offered under the Contracts on November 1, 2001.

**These Variable Sub-Accounts were first offered under the Contracts on May 1, 2002.

*** This Variable Sub-Account was first offered under the Contracts on April 30, 2004.

(1) Effective May 1, 2003, the FTVIP Franklin Technology Securities Fund merged into the FTVIP Franklin Small Cap Fund. Accordingly, for administrative convenience, on May 1, 2003, we combined the FTVIP Franklin Technology Securities Variable Sub-Account into the FTVIP Franklin Small Cap Variable Sub-Account.

(2) Effective April 30, 2004, the LSA Capital Growth Fund and the LSA Equity Growth Fund were merged into the Van Kampen UIF Equity Growth Portfolio Class
  I. Accordingly, on April 30, 2004, we transferred the value of the LSA Capital Growth Variable Sub-Account and the LSA Equity Growth Variable Sub-Account into the Van Kampen UIF Equity Growth Variable Sub-Account.***

(3) Effective April 30, 2004, the LSA Diversified Mid Cap Fund merged into the Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I. Accordingly, on April 30, 2004, we transferred the value of the LSA Diversified Mid Cap Variable Sub-Account into the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account.

(4) Effective September 30, 2003, the Van Kampen UIF U.S. Mid Cap Core Portfolio changed its name to the Van Kampen UIF U.S. Mid Cap Value Portfolio. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(5) Morgan Stanley Investment Management, Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.


                                 57  PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED/+/ (BASE CONTRACT)
--------------------------------------------------------------------------------



ALLSTATE PROVIDER EXTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,(September 30 for 2004)
Variable Sub-Accounts                                                                 2001     2002     2003      2004
AIM V.I. AGGRESSIVE GROWTH - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.614  $ 8.085   $10.088
 Accumulation Unit Value, End of Period                                              $10.614  $ 8.085  $10.088   $ 9.899
 Number of Units Outstanding, End of Period                                                0      833        0         0
AIM V.I. BALANCED - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.288  $ 8.401   $ 9.629
 Accumulation Unit Value, End of Period                                              $10.288  $ 8.401  $ 9.629   $ 9.568
 Number of Units Outstanding, End of Period                                                0    1,955    1,828     3,802
AIM V.I. CAPITAL APPRECIATION - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.802  $ 8.049   $10.268
 Accumulation Unit Value, End of Period                                              $10.802  $ 8.049  $10.268   $ 9.838
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. CORE EQUITY - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.589  $ 8.805   $10.790
 Accumulation Unit Value, End of Period                                              $10.589  $ 8.805  $10.790   $10.817
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. DENT DEMOGRAPHIC TRENDS - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.956  $ 7.316   $ 9.907
 Accumulation Unit Value, End of Period                                              $10.956  $ 7.316  $ 9.907   $ 9.419
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. DIVERSIFIED INCOME - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.846  $ 9.921   $10.675
 Accumulation Unit Value, End of Period                                              $ 9.846  $ 9.921  $10.675   $10.950
 Number of Units Outstanding, End of Period                                                0      393      896       868
AIM V.I. GROWTH - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.460  $ 7.112   $ 9.194
 Accumulation Unit Value, End of Period                                              $10.460  $ 7.112  $ 9.194   $ 8.894
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. INTERNATIONAL GROWTH - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.184  $ 8.459   $10.754
 Accumulation Unit Value, End of Period                                              $10.184  $ 8.459  $10.754   $11.455
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. PREMIER EQUITY - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.503  $ 7.215   $ 8.889
 Accumulation Unit Value, End of Period                                              $10.503  $ 7.215  $ 8.889   $ 8.568
 Number of Units Outstanding, End of Period                                                0        0        0         0
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.494  $ 7.343   $ 9.114
 Accumulation Unit Value, End of Period                                              $10.494  $ 7.343  $ 9.114   $ 8.793
 Number of Units Outstanding, End of Period                                                0        0        0         0
DREYFUS STOCK INDEX - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.555  $ 8.071   $10.205
 Accumulation Unit Value, End of Period                                              $10.555  $ 8.071  $10.205   $10.191
 Number of Units Outstanding, End of Period                                                0    1,023    3,032     3,032

                                 58  PROSPECTUS

DREYFUS VIF GROWTH & INCOME - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.657  $ 7.838   $ 9.772
 Accumulation Unit Value, End of Period                                              $10.657  $ 7.838  $ 9.772   $ 9.467
 Number of Units Outstanding, End of Period                                                0        0      418       418
DREYFUS VIF MONEY MARKET - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.010  $10.005   $ 9.923
 Accumulation Unit Value, End of Period                                              $10.010  $10.005  $ 9.923   $ 9.860
 Number of Units Outstanding, End of Period                                                0   13,471   12,847     8,240
FIDELITY VIP ASSET MANAGER: GROWTH/(R)/ - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.625  $ 8.809   $10.676
 Accumulation Unit Value, End of Period                                              $10.625  $ 8.809  $10.676   $10.389
 Number of Units Outstanding, End of Period                                                0        0        0         0
FIDELITY VIP CONTRAFUND/(R)/ - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.424  $ 9.281   $11.720
 Accumulation Unit Value, End of Period                                              $10.424  $ 9.281  $11.720   $12.231
 Number of Units Outstanding, End of Period                                                0        0      387       386
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.635  $ 8.678   $11.115
 Accumulation Unit Value, End of Period                                              $10.635  $ 8.678  $11.115   $11.197
 Number of Units Outstanding, End of Period                                                0      997    2,393     2,392
FIDELITY VIP GROWTH - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.680  $ 7.333   $ 9.573
 Accumulation Unit Value, End of Period                                              $10.680  $ 7.333  $ 9.573   $ 9.002
 Number of Units Outstanding, End of Period                                                0      590    1,130       297
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.250  $10.429   $13.021
 Accumulation Unit Value, End of Period                                              $10.250  $10.429  $13.021   $13.451
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP FRANKLIN SMALL CAP/ /- CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.185  $ 7.857   $10.622
 Accumulation Unit Value, End of Period                                              $11.185  $ 7.857  $10.622   $10.647
 Number of Units Outstanding, End of Period                                                0      553    1,445     1,335
FTVIP FRANKLIN TECHNOLOGY SECURITIES- CLASS 2/(1)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.534  $ 6.373        --
 Accumulation Unit Value, End of Period                                              $11.534  $ 6.373  $ 6.956        --
 Number of Units Outstanding, End of Period                                                0      372        0        --
FTVIP MUTUAL SHARES SECURITIES- CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.595  $ 9.203   $11.345
 Accumulation Unit Value, End of Period                                              $10.595  $ 9.203  $11.345   $11.632
 Number of Units Outstanding, End of Period                                                0      326      285       285
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES- CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.941  $10.761   $16.217
 Accumulation Unit Value, End of Period                                              $10.941  $10.761  $16.217   $17.368
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP TEMPLETON FOREIGN SECURITIES - CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.503  $ 8.425   $10.972
 Accumulation Unit Value, End of Period                                              $10.503    8.425  $10.972   $11.318
 Number of Units Outstanding, End of Period                                                0        0        0         0

                                 59  PROSPECTUS

GOLDMAN SACHS VIT CORE/SM /SMALL CAP EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.320  $ 9.481   $13.636
 Accumulation Unit Value, End of Period                                              $11.320  $ 9.481  $13.636   $14.053
 Number of Units Outstanding, End of Period                                                0    2,076    2,128     2,029
GOLDMAN SACHS VIT CORE/SM/ U.S. EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.541  $ 8.110   $10.343
 Accumulation Unit Value, End of Period                                              $10.541  $ 8.110  $10.343   $10.751
 Number of Units Outstanding, End of Period                                                0        0        0         0
LSA CAPITAL GROWTH/(2)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.541  $ 7.852        --
 Accumulation Unit Value, End of Period                                              $10.541  $ 7.852  $ 9.555        --
 Number of Units Outstanding, End of Period                                                0      385      252        --
LSA DIVERSIFIED MID-CAP/*(3)/
 Accumulation Unit Value, Beginning of Period                                             --  $10.000  $ 7.770        --
 Accumulation Unit Value, End of Period                                                   --  $ 7.770  $10.173        --
 Number of Units Outstanding, End of Period                                               --        0        0        --
LSA EQUITY GROWTH/(2)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.467  $ 7.236        --
 Accumulation Unit Value, End of Period                                              $10.467  $ 7.236  $ 8.801        --
 Number of Units Outstanding, End of Period                                                0      808    1,708        --
MFS EMERGING GROWTH SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.867  $ 7.080   $ 9.061
 Accumulation Unit Value, End of Period                                              $10.867  $ 7.080  $ 9.061   $ 8.843
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS INVESTORS TRUST - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.377  $ 8.059   $ 9.671
 Accumulation Unit Value, End of Period                                              $10.377  $ 8.059  $ 9.671   $ 9.604
 Number of Units Outstanding, End of Period                                                0      452      766       634
MFS NEW DISCOVERY - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.635  $ 7.815   $10.272
 Accumulation Unit Value, End of Period                                              $11.635  $ 7.815  $10.272   $ 9.445
 Number of Units Outstanding, End of Period                                                0      574      963       903
MFS RESEARCH - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.615  $ 7.871   $ 9.642
 Accumulation Unit Value, End of Period                                              $10.615  $ 7.871  $ 9.642   $ 9.766
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS UTILITIES - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.167  $ 7.722   $10.311
 Accumulation Unit Value, End of Period                                              $10.167  $ 7.722  $10.311   $11.479
 Number of Units Outstanding, End of Period                                                0    3,654    3,339     3,076
OPPENHEIMER AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.684  $ 7.599   $ 9.401
 Accumulation Unit Value, End of Period                                              $10.684  $ 7.599  $ 9.401   $ 9.897
 Number of Units Outstanding, End of Period                                                0    1,801    3,605     3,139

                                 60  PROSPECTUS

OPPENHEIMER CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.670  $ 7.687   $ 9.915
 Accumulation Unit Value, End of Period                                              $10.670  $ 7.687  $ 9.915   $ 9.653
 Number of Units Outstanding, End of Period                                                0    3,519    4,128     3,909
OPPENHEIMER GLOBAL SECURITIES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.793  $ 8.278   $11.662
 Accumulation Unit Value, End of Period                                              $10.793  $ 8.278  $11.662   $11.817
 Number of Units Outstanding, End of Period                                                0      411      470       402
OPPENHEIMER MAIN STREET
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.455  $ 8.362   $10.437
 Accumulation Unit Value, End of Period                                              $10.455  $ 8.362  $10.437   $10.380
 Number of Units Outstanding, End of Period                                                0       91      137       137
OPPENHEIMER STRATEGIC BOND
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.174  $10.767   $12.522
 Accumulation Unit Value, End of Period                                              $10.174  $10.767  $12.522   $12.835
 Number of Units Outstanding, End of Period                                                0    4,086    6,156     4,947
PUTNAM VT GROWTH AND INCOME - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.514  $ 8.390   $10.527
 Accumulation Unit Value, End of Period                                              $10.514  $ 8.390  $10.527   $10.628
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.533  $ 7.315   $ 8.867
 Accumulation Unit Value, End of Period                                              $10.533  $ 7.315  $ 8.867   $ 8.271
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT HEALTH SCIENCES - CLASS IB*
 Accumulation Unit Value, Beginning of Period                                             --  $10.000  $ 8.260   $ 9.632
 Accumulation Unit Value, End of Period                                                   --  $ 8.260  $ 9.632   $ 9.419
 Number of Units Outstanding, End of Period                                               --        0        0         0
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.379  $ 8.417   $10.655
 Accumulation Unit Value, End of Period                                              $10.379  $ 8.417  $10.655   $10.652
 Number of Units Outstanding, End of Period                                                0      272      352       286
PUTNAM VT NEW VALUE - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.875  $ 9.040   $11.797
 Accumulation Unit Value, End of Period                                              $10.875  $ 9.040  $11.797   $12.227
 Number of Units Outstanding, End of Period                                                0    1,523      958       238
PUTNAM VT RESEARCH - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.859  $ 8.321   $10.272
 Accumulation Unit Value, End of Period                                              $10.859  $ 8.321  $10.272   $ 9.907
 Number of Units Outstanding, End of Period                                                0    4,019    4,096     3,777
VAN KAMPEN UIF CORE PLUS FIXED INCOME - CLASS I/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.941  $10.509   $10.831
 Accumulation Unit Value, End of Period                                              $ 9.941  $10.509  $10.831   $11.052
 Number of Units Outstanding, End of Period                                                0   11,516   16,586    15,891
VAN KAMPEN UIF EQUITY GROWTH - CLASS I/**(2,5)/
 Accumulation Unit Value, Beginning of Period                                             --       --       --   $10.000
 Accumulation Unit Value, End of Period                                                   --       --       --   $ 9.820
 Number of Units Outstanding, End of Period                                               --       --       --     1,528
VAN KAMPEN UIF GLOBAL VALUE EQUITY - CLASS I/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.348  $ 8.474   $10.764
 Accumulation Unit Value, End of Period                                              $10.348  $ 8.474  $10.764   $10.850
 Number of Units Outstanding, End of Period                                                0      317      241       231
VAN KAMPEN UIF U.S. MID CAP VALUE - CLASS I/(3,5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.079  $ 7.855   $10.948
 Accumulation Unit Value, End of Period                                              $11.079  $ 7.855  $10.948   $11.156
 Number of Units Outstanding, End of Period                                                0    3,248    3,528     3,229

                                 61  PROSPECTUS

VAN KAMPEN UIF U.S. REAL ESTATE - CLASS I*/(5)/
 Accumulation Unit Value, Beginning of Period                                             --  $10.000  $ 8.974   $12.239
 Accumulation Unit Value, End of Period                                                   --  $ 8.974  $12.239   $14.096
 Number of Units Outstanding, End of Period                                               --        0        0         0
VAN KAMPEN UIF VALUE - CLASS I/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.735  $ 8.231   $10.871
 Accumulation Unit Value, End of Period                                              $10.735  $ 8.231  $10.871   $11.534
 Number of Units Outstanding, End of Period                                                0        0      382       382

+The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on November 2, 2001, except those indicated with one or two asterisks. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.40% and Administrative Expense Charge of 0.10%.

* These Variable Sub-Accounts were first offered under the Contracts on May 1, 2002.

** This Variable Sub-Account was first offered under the Contracts on April 30, 2004.

(1) Effective May 1, 2003, the FTVIP Franklin Technology Securities Fund merged into the FTVIP Franklin Small Cap Fund. Accordingly, for administrative convenience, on May 1, 2003, we combined the FTVIP Franklin Technology Securities Variable Sub-Account into the FTVIP Franklin Small Cap Variable Sub-Account.

(2) Effective April 30, 2004, the LSA Capital Growth Fund and the LSA Equity Growth Fund were merged into the Van Kampen UIF Equity Growth Portfolio Class
  I. Accordingly, on April 30, 2004, we transferred the value of the LSA Capital Growth Variable Sub-Account and the LSA Equity Growth Variable Sub-Account into the Van Kampen UIF Equity Growth Variable Sub-Account. **

(3) Effective April 30, 2004, the LSA Diversified Mid Cap Fund merged into the Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I. Accordingly, on April 30, 2004, we transferred the value of the LSA Diversified Mid Cap Variable Sub-Account into the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account.

(4) Effective September 30, 2003, the Van Kampen UIF U.S. Mid Cap Core Portfolio changed its name to the Van Kampen UIF U.S. Mid Cap Value Portfolio. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(5) Morgan Stanley Investment Management, Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.








                                 62  PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED/+/ (WITH THE INCOME BENEFIT AND ENHANCED DEATH BENEFIT RIDERS)
--------------------------------------------------------------------------------



ALLSTATE PROVIDER EXTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,(September 30 for 2004)
Variable Sub-Accounts                                                                 2001     2002     2003      2004
AIM V.I. AGGRESSIVE GROWTH - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.605  $ 8.037   $ 9.978
 Accumulation Unit Value, End of Period                                              $10.605  $ 8.037  $ 9.978   $ 9.754
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. BALANCED - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.280  $ 8.351   $ 9.524
 Accumulation Unit Value, End of Period                                              $10.280  $ 8.351  $ 9.524   $ 9.428
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. CAPITAL APPRECIATION - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.793  $ 8.001   $10.156
 Accumulation Unit Value, End of Period                                              $10.793  $ 8.001  $10.156   $ 9.693
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. CORE EQUITY - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.580  $ 8.753   $10.672
 Accumulation Unit Value, End of Period                                              $10.580  $ 8.753  $10.672   $10.658
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. DENT DEMOGRAPHIC TRENDS - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.947  $ 7.273   $ 9.798
 Accumulation Unit Value, End of Period                                              $10.947  $ 7.273  $ 9.798   $ 9.281
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. DIVERSIFIED INCOME - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.838  $ 9.863   $10.558
 Accumulation Unit Value, End of Period                                              $ 9.838  $ 9.863  $10.558   $10.789
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. GROWTH - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.452  $ 7.070   $ 9.093
 Accumulation Unit Value, End of Period                                              $10.452  $ 7.070  $ 9.093   $ 8.763
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. INTERNATIONAL GROWTH - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.176  $ 8.409   $10.636
 Accumulation Unit Value, End of Period                                              $10.176  $ 8.409  $10.636   $11.287
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. PREMIER EQUITY - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.494  $ 7.172   $ 8.792
 Accumulation Unit Value, End of Period                                              $10.494  $ 7.172  $ 8.792   $ 8.442
 Number of Units Outstanding, End of Period                                                0        0        0         0
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.484  $ 7.300   $ 9.015
 Accumulation Unit Value, End of Period                                              $10.484  $ 7.300  $ 9.015   $ 8.663
 Number of Units Outstanding, End of Period                                                0        0        0         0
DREYFUS STOCK INDEX - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.546  $ 8.024   $10.094
 Accumulation Unit Value, End of Period                                              $10.546  $ 8.024  $10.094   $10.041
 Number of Units Outstanding, End of Period                                                0        0        0         0
                                  63  PROSPECTUS
DREYFUS VIF GROWTH & INCOME - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.648  $ 7.792   $ 9.665
 Accumulation Unit Value, End of Period                                              $10.648  $ 7.792  $ 9.665   $ 9.327
 Number of Units Outstanding, End of Period                                                0        0        0         0
DREYFUS VIF MONEY MARKET - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.002  $ 9.946   $ 9.815
 Accumulation Unit Value, End of Period                                              $10.002  $ 9.946  $ 9.815   $ 9.715
 Number of Units Outstanding, End of Period                                                0        0        0         0
FIDELITY VIP ASSET MANAGER: GROWTH/(R)/ - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.617  $ 8.757   $10.559
 Accumulation Unit Value, End of Period                                              $10.617  $ 8.757  $10.559   $10.237
 Number of Units Outstanding, End of Period                                                0        0        0         0
FIDELITY VIP CONTRAFUND/(R)/ - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.415  $ 9.227   $11.592
 Accumulation Unit Value, End of Period                                              $10.415  $ 9.227  $11.592   $12.051
 Number of Units Outstanding, End of Period                                                0        0        0         0
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.626  $ 8.267   $10.994
 Accumulation Unit Value, End of Period                                              $10.626  $ 8.267  $10.994   $11.032
 Number of Units Outstanding, End of Period                                                0        0        0         0
FIDELITY VIP GROWTH - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.672  $ 7.290   $ 9.469
 Accumulation Unit Value, End of Period                                              $10.672  $ 7.290  $ 9.469   $ 8.870
 Number of Units Outstanding, End of Period                                                0        0        0         0
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.241  $10.367   $12.879
 Accumulation Unit Value, End of Period                                              $10.241  $10.367  $12.879   $13.253
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP FRANKLIN SMALL CAP/ /- CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.176  $ 7.811   $10.505
 Accumulation Unit Value, End of Period                                              $11.176  $ 7.811  $10.505   $10.490
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP FRANKLIN TECHNOLOGY SECURITIES- CLASS 2/(1)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.524  $ 6.335   $ 6.904
 Accumulation Unit Value, End of Period                                              $11.524  $ 6.335  $ 6.904   $11.461
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP MUTUAL SHARES SECURITIES- CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.586  $ 9.149   $11.221
 Accumulation Unit Value, End of Period                                              $10.586  $ 9.149  $11.221   $17.112
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES- CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.932  $10.698   $16.040
 Accumulation Unit Value, End of Period                                              $10.932  $10.698  $16.040   $17.112
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP TEMPLETON FOREIGN SECURITIES - CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.495  $ 8.376   $10.852
 Accumulation Unit Value, End of Period                                              $10.495  $ 8.376  $10.852   $11.152
 Number of Units Outstanding, End of Period                                                0        0        0         0
                                  64  PROSPECTUS
GOLDMAN SACHS VIT CORE/SM /SMALL CAP EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.311  $ 9.425   $13.487
 Accumulation Unit Value, End of Period                                              $11.311  $ 9.425  $13.487   $13.847
 Number of Units Outstanding, End of Period                                                0        0        0         0
GOLDMAN SACHS VIT CORE/SM/ U.S. EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.533  $ 8.062   $10.229
 Accumulation Unit Value, End of Period                                              $10.533  $ 8.062  $10.229   $10.593
 Number of Units Outstanding, End of Period                                                0        0        0         0
LSA CAPITAL GROWTH/(2)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.532  $ 7.803        --
 Accumulation Unit Value, End of Period                                              $10.532  $ 7.803  $ 9.451        --
 Number of Units Outstanding, End of Period                                                0        0        0        --
LSA DIVERSIFIED MID-CAP/*(3)/
 Accumulation Unit Value, Beginning of Period                                             --  $10.000  $ 7.743        --
 Accumulation Unit Value, End of Period                                                   --  $ 7.743  $10.087        --
 Number of Units Outstanding, End of Period                                               --        0        0        --
LSA EQUITY GROWTH/(2)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.459  $ 7.193        --
 Accumulation Unit Value, End of Period                                              $10.459  $ 7.193  $ 8.704        --
 Number of Units Outstanding, End of Period                                                0        0        0        --
MFS EMERGING GROWTH SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.858  $ 7.038   $ 8.962
 Accumulation Unit Value, End of Period                                              $10.858  $ 7.038  $ 8.962   $ 8.713
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS INVESTORS TRUST - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.368  $ 8.011   $ 9.565
 Accumulation Unit Value, End of Period                                              $10.368  $ 8.011  $ 9.565   $ 9.463
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS NEW DISCOVERY - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.625  $ 7.769   $10.159
 Accumulation Unit Value, End of Period                                              $11.625  $ 7.769  $10.159   $ 9.306
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS RESEARCH - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.606  $ 7.824   $ 9.537
 Accumulation Unit Value, End of Period                                              $10.606  $ 7.824  $ 9.537   $ 9.622
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS UTILITIES - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.159  $ 7.676   $10.199
 Accumulation Unit Value, End of Period                                              $10.159  $ 7.676  $10.199   $11.311
 Number of Units Outstanding, End of Period                                                0        0        0         0
OPPENHEIMER AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.675  $ 7.554   $ 9.298
 Accumulation Unit Value, End of Period                                              $10.675  $ 7.554  $ 9.298   $ 9.752
 Number of Units Outstanding, End of Period                                                0        0        0         0
                                  65  PROSPECTUS
OPPENHEIMER CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.661  $ 7.641   $ 9.806
 Accumulation Unit Value, End of Period                                              $10.661  $ 7.641  $ 9.806   $ 9.511
 Number of Units Outstanding, End of Period                                                0        0        0         0
OPPENHEIMER GLOBAL SECURITIES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.784  $ 8.229   $11.534
 Accumulation Unit Value, End of Period                                              $10.784  $ 8.229  $11.534   $11.643
 Number of Units Outstanding, End of Period                                                0        0        0         0
OPPENHEIMER MAIN STREET
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.446  $ 8.313   $10.323
 Accumulation Unit Value, End of Period                                              $10.446  $ 8.313  $10.323   $10.227
 Number of Units Outstanding, End of Period                                                0        0        0         0
OPPENHEIMER STRATEGIC BOND
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.165  $10.704   $12.385
 Accumulation Unit Value, End of Period                                              $10.165  $10.704  $12.385   $12.647
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT GROWTH AND INCOME - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.505  $ 8.340   $10.412
 Accumulation Unit Value, End of Period                                              $10.505  $ 8.340  $10.412   $10.472
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.525  $ 7.272   $ 8.770
 Accumulation Unit Value, End of Period                                              $10.525  $ 7.272  $ 8.770   $ 8.149
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT HEALTH SCIENCES - CLASS IB*
 Accumulation Unit Value, Beginning of Period                                             --  $10.000  $ 8.232   $ 9.551
 Accumulation Unit Value, End of Period                                                   --  $ 8.232  $ 9.551   $ 9.304
 Number of Units Outstanding, End of Period                                               --        0        0         0
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.370  $ 8.367   $10.539
 Accumulation Unit Value, End of Period                                              $10.370  $ 8.367  $10.539   $10.496
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT NEW VALUE - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.866  $ 8.987   $11.668
 Accumulation Unit Value, End of Period                                              $10.866  $ 8.987  $11.668   $12.047
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT RESEARCH - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.850  $ 8.272   $10.160
 Accumulation Unit Value, End of Period                                              $10.850  $ 8.272  $10.160   $ 9.761
 Number of Units Outstanding, End of Period                                                0        0        0         0
VAN KAMPEN UIF CORE PLUS FIXED INCOME - CLASS I/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.932  $10.447   $10.713
 Accumulation Unit Value, End of Period                                              $ 9.932  $10.447  $10.713   $10.889
 Number of Units Outstanding, End of Period                                                0        0        0         0
VAN KAMPEN UIF EQUITY GROWTH - CLASS I/**(2,5)/
 Accumulation Unit Value, Beginning of Period                                             --       --       --   $10.000
 Accumulation Unit Value, End of Period                                                   --       --       --   $ 9.799
 Number of Units Outstanding, End of Period                                               --       --       --         0
VAN KAMPEN UIF GLOBAL VALUE EQUITY - CLASS I/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.340  $ 8.424   $10.646
 Accumulation Unit Value, End of Period                                              $10.340  $ 8.424  $10.646   $10.691
 Number of Units Outstanding, End of Period                                                0        0        0         0
VAN KAMPEN UIF U.S. MID CAP VALUE - CLASS I/(3,5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.070  $ 7.808   $10.829
 Accumulation Unit Value, End of Period                                              $11.070  $ 7.808  $10.829   $10.992
 Number of Units Outstanding, End of Period                                                0        0        0         0
                                  66  PROSPECTUS

VAN KAMPEN UIF U.S. REAL ESTATE - CLASS I*/(5)/
 Accumulation Unit Value, Beginning of Period                                             --  $10.000  $ 8.944   $12.136
 Accumulation Unit Value, End of Period                                                   --  $ 8.944  $12.136   $13.924
 Number of Units Outstanding, End of Period                                               --        0        0         0
VAN KAMPEN UIF VALUE - CLASS I/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.727  $ 8.183   $10.752
 Accumulation Unit Value, End of Period                                              $10.727  $ 8.183  $10.752   $11.364
 Number of Units Outstanding, End of Period                                                0        0        0         0


+The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on November 2, 2001, except those indicated with one or two asterisks. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.90% and Administrative Expense Charge of 0.10%.

* These Variable Sub-Accounts were first offered under the Contracts on May 1, 2002.

** This Variable Sub-Account was first offered under the Contracts on April 30, 2004.

(1) Effective May 1, 2003, the FTVIP Franklin Technology Securities Fund merged into the FTVIP Franklin Small Cap Fund. Accordingly, for administrative convenience, on May 1, 2003, we combined the FTVIP Franklin Technology Securities Variable Sub-Account into the FTVIP Franklin Small Cap Variable Sub-Account.

(2) Effective April 30, 2004, the LSA Capital Growth Fund and the LSA Equity Growth Fund were merged into the Van Kampen UIF Equity Growth Portfolio Class
  I. Accordingly, on April 30, 2004, we transferred the value of the LSA Capital Growth Variable Sub-Account and the LSA Equity Growth Variable Sub-Account into the Van Kampen UIF Equity Growth Variable Sub-Account.**

(3) Effective April 30, 2004, the LSA Diversified Mid Cap Fund merged into the Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I. Accordingly, on April 30, 2004, we transferred the value of the LSA Diversified Mid Cap Variable Sub-Account into the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account.

(4) Effective September 30, 2003, the Van Kampen UIF U.S. Mid Cap Core Portfolio changed its name to the Van Kampen UIF U.S. Mid Cap Value Portfolio. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(5) Morgan Stanley Investment Management, Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.


                                 67  PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED/+/ (BASE CONTRACT)
--------------------------------------------------------------------------------


ALLSTATE PROVIDER ULTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,(September 30 for 2004)
Variable Sub-Accounts                                                                 2001      2002      2003       2004
AIM V.I. AGGRESSIVE GROWTH - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.618  $  6.575   $  8.216
 Accumulation Unit Value, End of Period                                              $ 8.618  $  6.575  $  8.216   $  8.071
 Number of Units Outstanding, End of Period                                              162     3,182     2,213      1,078
AIM V.I. BALANCED - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.121  $  7.459   $  8.563
 Accumulation Unit Value, End of Period                                              $ 9.121  $  7.459  $  8.563   $  8.519
 Number of Units Outstanding, End of Period                                           17,262    42,779    45,589     44,117
AIM V.I. CAPITAL APPRECIATION - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $   8.61  $  6.470   $  8.267
 Accumulation Unit Value, End of Period                                              $  8.61  $  6.470  $  8.267   $  7.930
 Number of Units Outstanding, End of Period                                            7,675    16,768    14,128     15,603
AIM V.I. CORE EQUITY - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.497  $  7.076   $  8.685
 Accumulation Unit Value, End of Period                                              $ 8.497  $  7.076  $  8.685   $  8.716
 Number of Units Outstanding, End of Period                                                0    11,578    14,469     14,612
AIM V.I. DENT DEMOGRAPHIC TRENDS - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.470  $  5.665   $  7.682
 Accumulation Unit Value, End of Period                                              $ 8.470  $  5.665  $  7.682   $  7.313
 Number of Units Outstanding, End of Period                                              202       219       207        223
AIM V.I. DIVERSIFIED INCOME - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 10.127  $ 10.220   $ 11.013
 Accumulation Unit Value, End of Period                                              $10.127  $ 10.220  $ 11.013   $ 11.310
 Number of Units Outstanding, End of Period                                            1,291     4,757     8,594     10,434
AIM V.I. GROWTH - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.395  $  5.717   $  7.401
 Accumulation Unit Value, End of Period                                              $ 8.395  $  5.717  $  7.401   $  7.168
 Number of Units Outstanding, End of Period                                           14,481    16,296    20,778     25,310
AIM V.I. INTERNATIONAL GROWTH - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.508  $  7.077   $  9.011
 Accumulation Unit Value, End of Period                                              $ 8.508  $  7.077  $  9.011   $  9.609
 Number of Units Outstanding, End of Period                                                0         0         0          0
AIM V.I. PREMIER EQUITY - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.853  $  6.090   $  7.515
 Accumulation Unit Value, End of Period                                              $ 8.853  $  6.090  $  7.515   $  7.252
 Number of Units Outstanding, End of Period                                           11,756    24,783    37,906     60,695
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.323  $  5.834   $  7.252
 Accumulation Unit Value, End of Period                                              $ 8.323  $  5.834  $  7.252   $  7.004
 Number of Units Outstanding, End of Period                                              209     1,569     2,935      2,934
DREYFUS STOCK INDEX - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.409  $  6.930   $  8.776
 Accumulation Unit Value, End of Period                                              $ 9.409  $  6.930  $  8.776   $  8.774
 Number of Units Outstanding, End of Period                                            6,900    57,775    74,292     73,428
                                  68  PROSPECTUS
DREYFUS VIF GROWTH & INCOME - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.156  $  6.744   $  8.421
 Accumulation Unit Value, End of Period                                              $ 9.156  $  6.744  $  8.421   $  8.167
 Number of Units Outstanding, End of Period                                              904     2,715     5,581      5,438
DREYFUS VIF MONEY MARKET - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 10.124  $ 10.134   $ 10.066
 Accumulation Unit Value, End of Period                                              $10.124  $ 10.134  $ 10.066   $ 10.013
 Number of Units Outstanding, End of Period                                           11,463    22,206    31,888     24,176
FIDELITY VIP ASSET MANAGER: GROWTH/(R)/ - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.497  $  7.886   $  9.571
 Accumulation Unit Value, End of Period                                              $ 9.497  $  7.886  $  9.571   $  9.325
 Number of Units Outstanding, End of Period                                            1,656     1,722     2,367      2,285
FIDELITY VIP CONTRAFUND/(R)/ - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.456  $  8.440   $ 10.674
 Accumulation Unit Value, End of Period                                              $ 9.456  $  8.440  $ 10.674   $ 11.152
 Number of Units Outstanding, End of Period                                           17.056    47,759    51,098     53,615
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.370  $  7.658   $  9.824
 Accumulation Unit Value, End of Period                                              $ 9.370  $  7.658  $  9.824   $  9.907
 Number of Units Outstanding, End of Period                                           35,300   122,842   133,904    128,458
FIDELITY VIP GROWTH - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.681  $  5.969   $  7.805
 Accumulation Unit Value, End of Period                                              $ 8.681  $  5.969  $  7.805   $  7.347
 Number of Units Outstanding, End of Period                                           13,066    55,960    53,130     52,166
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.016  $  9.188   $ 11.489
 Accumulation Unit Value, End of Period                                              $ 9.016  $  9.188  $ 11.489   $ 11.882
 Number of Units Outstanding, End of Period                                            2,936    14,304    43,267     47,393
FTVIP FRANKLIN SMALL CAP/ /- CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.286  $  6.533   $  8.845
 Accumulation Unit Value, End of Period                                              $ 9.286  $  6.533  $  8.845   $  8.876
 Number of Units Outstanding, End of Period                                            2,096    10,255    16,098     17,653
FTVIP FRANKLIN TECHNOLOGY SECURITIES- CLASS 2/(1)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  7.942  $  4.395   $     --
 Accumulation Unit Value, End of Period                                              $ 7.942  $  4.395  $  4.800         --
 Number of Units Outstanding, End of Period                                              261       281         0         --
FTVIP MUTUAL SHARES SECURITIES- CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.833  $  8.554   $ 10.561
 Accumulation Unit Value, End of Period                                              $ 9.833  $  8.554  $ 10.561   $ 10.841
 Number of Units Outstanding, End of Period                                           14,810    25,084    54,899     66,782
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES- CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.434  $  9.293   $ 14.026
 Accumulation Unit Value, End of Period                                              $ 9.434  $  9.293  $ 14.026   $ 15.038
 Number of Units Outstanding, End of Period                                                0         0         0          0
FTVIP TEMPLETON FOREIGN SECURITIES - CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.776  $  7.050   $  9.196
 Accumulation Unit Value, End of Period                                              $ 8.776  $  7.050  $  9.196   $  9.496
 Number of Units Outstanding, End of Period                                              825     1,760    11,791      9,834
GOLDMAN SACHS VIT CORE/SM /SMALL CAP EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 10.163  $  8.525   $ 12.279
 Accumulation Unit Value, End of Period                                              $10.163  $  8.525  $ 12.279   $ 12.670
 Number of Units Outstanding, End of Period                                                0     3,169     5,972      5,852
                                  69  PROSPECTUS
GOLDMAN SACHS VIT CORE/SM/ U.S. EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.015  $  6.946   $  8.872
 Accumulation Unit Value, End of Period                                              $ 9.015  $  6.946  $  8.872   $  9.233
 Number of Units Outstanding, End of Period                                                0     1,487     6,580      6,407
LSA CAPITAL GROWTH/(2)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.845  $  6.599         --
 Accumulation Unit Value, End of Period                                              $ 8.845  $  6.599  $  8.042         --
 Number of Units Outstanding, End of Period                                                0     2,448    15,654         --
LSA DIVERSIFIED MID-CAP/**(3)/
 Accumulation Unit Value, Beginning of Period                                             --  $ 10.000  $  7.772         --
 Accumulation Unit Value, End of Period                                                   --  $  7.772  $ 10.182         --
 Number of Units Outstanding, End of Period                                               --         0        22         --
LSA EQUITY GROWTH/(2)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.102  $  6.302         --
 Accumulation Unit Value, End of Period                                              $ 9.102  $  6.302  $  7.676         --
 Number of Units Outstanding, End of Period                                              302     1,102     8,542         --
MFS EMERGING GROWTH SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.158  $  5.323   $  6.823
 Accumulation Unit Value, End of Period                                              $ 8.158  $  5.323  $  6.823   $  6.666
 Number of Units Outstanding, End of Period                                            8,841    21,444    25,357     23,060
MFS INVESTORS TRUST - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.843  $  6.878   $  8.267
 Accumulation Unit Value, End of Period                                              $ 8.843  $  6.878  $  8.267   $  8.219
 Number of Units Outstanding, End of Period                                           16,089    27,727    26,096     26,490
MFS NEW DISCOVERY - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.619  $  6.471   $  8.518
 Accumulation Unit Value, End of Period                                              $ 9.619  $  6.471  $  8.518   $  7.841
 Number of Units Outstanding, End of Period                                            5,451    52,548    55,148     58,658
MFS RESEARCH - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.458  $  6.281   $  7.707
 Accumulation Unit Value, End of Period                                              $ 8.458  $  6.281  $  7.707   $  7.815
 Number of Units Outstanding, End of Period                                            6,555    20,274   18,6369     18,908
MFS UTILITIES - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  7.546  $  5.739   $  7.676
 Accumulation Unit Value, End of Period                                              $ 7.546  $  5.739  $  7.676   $  8.555
 Number of Units Outstanding, End of Period                                           33,039    39,745    40,053     23,482
OPPENHEIMER AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.833  $  6.292   $  7.796
 Accumulation Unit Value, End of Period                                              $ 8.833  $  6.292  $  7.796   $  8.217
 Number of Units Outstanding, End of Period                                           19,725    70,033    69,523     66,087
OPPENHEIMER CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.693  $  6.272   $  8.102
 Accumulation Unit Value, End of Period                                              $ 8.693  $  6.272  $  8.102   $  7.897
 Number of Units Outstanding, End of Period                                           67,547   161,093   173,075    161,289
OPPENHEIMER GLOBAL SECURITIES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.314  $  7.154   $ 10.094
 Accumulation Unit Value, End of Period                                              $ 9.314  $  7.154  $ 10.094   $ 10.240
 Number of Units Outstanding, End of Period                                           12,351    41,764    43,440     45,461
OPPENHEIMER MAIN STREET
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.171  $  7.346   $  9.183
 Accumulation Unit Value, End of Period                                              $ 9.171  $  7.346  $  9.183   $  9.143
 Number of Units Outstanding, End of Period                                           44,958   112,400   118,783    118,055
                                  70  PROSPECTUS
OPPENHEIMER STRATEGIC BOND
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 10.250  $ 10.864   $ 12.654
 Accumulation Unit Value, End of Period                                              $10.250  $ 10.864  $ 12.654   $ 12.986
 Number of Units Outstanding, End of Period                                           22,387    94,592   117,277     98,141
PUTNAM VT GROWTH AND INCOME - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.217  $  7.366   $  9.257
 Accumulation Unit Value, End of Period                                              $ 9.217  $  7.366  $  9.257   $  9.357
 Number of Units Outstanding, End of Period                                           25,624    34,780    36,428     35,237
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  8.065  $  5.610   $  6.810
 Accumulation Unit Value, End of Period                                              $ 8.065  $  5.610  $  6.810   $  6.359
 Number of Units Outstanding, End of Period                                            3,456       697     2,958      2,955
PUTNAM VT HEALTH SCIENCES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.662  $  7.592   $  8.867
 Accumulation Unit Value, End of Period                                              $ 9.662  $  7.592  $  8.867   $  8.681
 Number of Units Outstanding, End of Period                                           10,884    38,840    36,639     36,764
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 11.829  $  9.607   $ 12.181
 Accumulation Unit Value, End of Period                                              $11.829  $  9.607  $ 12.181   $ 12.191
 Number of Units Outstanding, End of Period                                                0       372       430        468
PUTNAM VT NEW VALUE - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.574  $  7.971   $ 10.417
 Accumulation Unit Value, End of Period                                              $ 9.574  $  7.971  $ 10.417   $ 10.810
 Number of Units Outstanding, End of Period                                           10,667    23,289    25,332     22,428
PUTNAM VT RESEARCH - CLASS IB*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 12.056  $  9.253   $ 11.439
 Accumulation Unit Value, End of Period                                              $12.056  $  9.253  $ 11.439   $ 11.045
 Number of Units Outstanding, End of Period                                                0     1,048       922        921
VAN KAMPEN UIF CORE PLUS FIXED INCOME - CLASS I/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 10.455  $ 11.070   $ 11.427
 Accumulation Unit Value, End of Period                                              $10.455  $ 11.070  $ 11.427   $ 11.672
 Number of Units Outstanding, End of Period                                           13,728    39,266    97,584    151,050
VAN KAMPEN UIF EQUITY GROWTH - CLASS I/***(2,5)/
 Accumulation Unit Value, Beginning of Period                                             --        --        --   $ 10.000
 Accumulation Unit Value, End of Period                                                   --        --        --   $  9.826
 Number of Units Outstanding, End of Period                                               --        --        --     19,172
VAN KAMPEN UIF GLOBAL VALUE EQUITY - CLASS I/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.289  $  7.618   $  9.692
 Accumulation Unit Value, End of Period                                              $ 9.289  $  7.618  $  9.692   $  9.781
 Number of Units Outstanding, End of Period                                              383     2,703     2,505      2,499
VAN KAMPEN UIF U.S. MID CAP VALUE - CLASS I/(3,5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.585  $  6.806   $  9.501
 Accumulation Unit Value, End of Period                                              $ 9.585  $  6.806  $  9.501   $  9.692
 Number of Units Outstanding, End of Period                                            2,965    15,157    27,165     28,380
VAN KAMPEN UIF U.S. REAL ESTATE - CLASS I**/(5)/
 Accumulation Unit Value, Beginning of Period                                             --  $ 10.000  $  8.977   $ 12.250
 Accumulation Unit Value, End of Period                                                   --  $  8.977  $ 12.250   $ 14.114
 Number of Units Outstanding, End of Period                                               --         0    11,807     10,195
VAN KAMPEN UIF VALUE - CLASS I/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $  9.615  $  7.384   $  9.767
 Accumulation Unit Value, End of Period                                              $ 9.615  $  7.384  $  9.767   $ 10.374
 Number of Units Outstanding, End of Period                                                1     1,226     2,342      2,726





                                 71  PROSPECTUS

+The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on May 1, 2001, except those indicated with one, two or three asterisks.The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.25% and Administrative Expense Charge of 0.10%.

* These Variable Sub-Accounts were first offered under the Contracts on September 21, 2001.

**These Variable Sub-Accounts were first offered under the Contracts on May 1, 2002.

*** This Variable Sub-Account was first offered under the Contracts on April 30, 2004.

(1) Effective May 1, 2003, the FTVIP Franklin Technology Securities Fund merged into the FTVIP Franklin Small Cap Fund. Accordingly, for administrative convenience, on May 1, 2003, we combined the FTVIP Franklin Technology Securities Variable Sub-Account into the FTVIP Franklin Small Cap Variable Sub-Account.

(2) Effective April 30, 2004, the LSA Capital Growth Fund and the LSA Equity Growth Fund were merged into the Van Kampen UIF Equity Growth Portfolio Class
  I. Accordingly, on April 30, 2004, we transferred the value of the LSA Capital Growth Variable Sub-Account and the LSA Equity Growth Variable Sub-Account into the Van Kampen UIF Equity Growth Variable Sub-Account. ***

(3) Effective April 30, 2004, the LSA Diversified Mid Cap Fund merged into the Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I. Accordingly, on April 30, 2004, we transferred the value of the LSA Diversified Mid Cap Variable Sub-Account into the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account.

(4) Effective September 30, 2003, the Van Kampen UIF U.S. Mid Cap Core Portfolio changed its name to the Van Kampen UIF U.S. Mid Cap Value Portfolio. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(5) Morgan Stanley Investment Management, Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.


                                 72  PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED/+/ (WITH THE INCOME BENEFIT AND ENHANCED DEATH BENEFIT RIDERS)
--------------------------------------------------------------------------------



ALLSTATE PROVIDER ULTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,(September 30 for 2004)
Variable Sub-Accounts                                                                 2001     2002     2003      2004
AIM V.I. AGGRESSIVE GROWTH - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.589  $ 6.519   $ 8.105
 Accumulation Unit Value, End of Period                                              $ 8.589  $ 6.519  $ 8.105   $ 7.932
 Number of Units Outstanding, End of Period                                              122      514      514       514
AIM V.I. BALANCED - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.090  $ 7.369   $ 8.447
 Accumulation Unit Value, End of Period                                              $ 9.090  $ 7.396  $ 8.447   $ 8.372
 Number of Units Outstanding, End of Period                                            2,006    6,967    6,504     6,880
AIM V.I. CAPITAL APPRECIATION - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.642  $ 6.416   $ 8.156
 Accumulation Unit Value, End of Period                                              $ 8.642  $ 6.416  $ 8.156   $ 8.566
 Number of Units Outstanding, End of Period                                           16,080   14,710   14,332     6,980
AIM V.I. CORE EQUITY - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.468  $ 7.016   $ 8.568
 Accumulation Unit Value, End of Period                                              $ 8.468  $ 7.016  $ 8.568   $ 8.566
 Number of Units Outstanding, End of Period                                                0   17,669   16,401     6,980
AIM V.I. DENT DEMOGRAPHIC TRENDS - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.441  $ 5.617   $ 7.579
 Accumulation Unit Value, End of Period                                              $ 8.441  $ 5.617  $ 7.579   $ 7.187
 Number of Units Outstanding, End of Period                                              843      795      639       537
AIM V.I. DIVERSIFIED INCOME - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.092  $10.133   $10.865
 Accumulation Unit Value, End of Period                                              $10.092  $10.133  $10.865   $11.115
 Number of Units Outstanding, End of Period                                               38    1,542    1,331     1,192
AIM V.I. GROWTH - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.367  $ 5.668   $ 7.302
 Accumulation Unit Value, End of Period                                              $ 8.367  $ 5.668  $ 7.302   $ 7.045
 Number of Units Outstanding, End of Period                                           13,911   12,843   11,421     2,596
AIM V.I. INTERNATIONAL GROWTH - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.479  $ 7.017   $ 8.889
 Accumulation Unit Value, End of Period                                              $ 8.479  $ 7.017  $ 8.889   $ 9.444
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. PREMIER EQUITY - SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.823  $ 6.039   $ 7.414
 Accumulation Unit Value, End of Period                                              $ 8.823  $ 6.039  $ 7.414   $ 7.127
 Number of Units Outstanding, End of Period                                           22,170   21,759   22,150    12,449
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.295  $ 5.785   $ 7.154
 Accumulation Unit Value, End of Period                                              $ 8.295  $ 5.785  $ 7.154   $ 6.883
 Number of Units Outstanding, End of Period                                                0        0        0         0
DREYFUS STOCK INDEX - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.018  $ 6.872   $ 8.658
 Accumulation Unit Value, End of Period                                              $ 9.018  $ 6.872  $ 8.658   $ 8.623
 Number of Units Outstanding, End of Period                                            2,030    3,659    3,978     1,089
                                  73  PROSPECTUS
DREYFUS VIF GROWTH & INCOME - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.124  $ 6.687   $ 8.308
 Accumulation Unit Value, End of Period                                              $ 9.124  $ 6.687  $ 8.308   $ 8.026
 Number of Units Outstanding, End of Period                                                0      295      257       257
DREYFUS VIF MONEY MARKET - INITIAL SHARES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.090  $10.048   $ 9.931
 Accumulation Unit Value, End of Period                                              $10.090  $10.048  $ 9.931   $ 9.841
 Number of Units Outstanding, End of Period                                            3,777    2,082    2,070       792
FIDELITY VIP ASSET MANAGER: GROWTH/(R)/ - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.456  $ 7.819   $ 9.442
 Accumulation Unit Value, End of Period                                              $ 9.456  $ 7.819  $ 9.442   $ 9.164
 Number of Units Outstanding, End of Period                                                0        0        0         0
FIDELITY VIP CONTRAFUND/(R)/ - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.433  $ 8.369   $10.530
 Accumulation Unit Value, End of Period                                              $ 9.433  $ 8.369  $10.530   $10.960
 Number of Units Outstanding, End of Period                                            5,676   15,127   16,008    17,144
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.339  $ 7.593   $ 9.691
 Accumulation Unit Value, End of Period                                              $ 9.339  $ 7.593  $ 9.691   $ 9.736
 Number of Units Outstanding, End of Period                                           16,281   23,563   25,998    28,652
FIDELITY VIP GROWTH - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.651  $ 5.918   $ 7.699
 Accumulation Unit Value, End of Period                                              $ 8.651  $ 5.918  $ 7.699   $ 7.221
 Number of Units Outstanding, End of Period                                            2,064    3,739    4,874     3,235
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.986  $ 9.110   $11.334
 Accumulation Unit Value, End of Period                                              $ 8.986  $ 9.110  $11.334   $11.677
 Number of Units Outstanding, End of Period                                            5,100    2,565    2,345     5,647
FTVIP FRANKLIN SMALL CAP/ /- CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.254  $ 6.477   $ 8.726
 Accumulation Unit Value, End of Period                                              $ 9.254  $ 6.477  $ 8.726   $ 8.723
 Number of Units Outstanding, End of Period                                            1,972    3,430    3,376     2,809
FTVIP FRANKLIN TECHNOLOGY SECURITIES- CLASS 2/(1)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 7.915  $ 4.358        --
 Accumulation Unit Value, End of Period                                              $ 7.915  $ 4.358  $ 4.751        --
 Number of Units Outstanding, End of Period                                                0        0        0        --
FTVIP MUTUAL SHARES SECURITIES- CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.800  $ 8.482   $10.419
 Accumulation Unit Value, End of Period                                              $ 9.800  $ 8.482  $10.419   $10.654
 Number of Units Outstanding, End of Period                                              837      844      902       535
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES- CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.402  $ 9.215   $13.827
 Accumulation Unit Value, End of Period                                              $ 9.402  $ 9.215  $13.827   $14.779
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP TEMPLETON FOREIGN SECURITIES - CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.746  $ 6.991   $ 9.072
 Accumulation Unit Value, End of Period                                              $ 8.746  $ 6.991  $ 9.072   $ 9.332
 Number of Units Outstanding, End of Period                                              119      537      744       744
GOLDMAN SACHS VIT CORE/SM /SMALL CAP EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.129  $ 8.453   $12.114
 Accumulation Unit Value, End of Period                                              $10.129  $ 8.453  $12.114   $12.451
 Number of Units Outstanding, End of Period                                                0    1,717    1,506       239
                                  74  PROSPECTUS
GOLDMAN SACHS VIT CORE/SM/ U.S. EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.985  $ 6.887   $ 8.753
 Accumulation Unit Value, End of Period                                              $ 8.985  $ 6.887  $ 8.753   $ 9.074
 Number of Units Outstanding, End of Period                                                0    1,305    1,268       703
LSA CAPITAL GROWTH/(2)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.815  $ 6.543        --
 Accumulation Unit Value, End of Period                                              $ 8.815  $ 6.543  $ 7.934        --
 Number of Units Outstanding, End of Period                                              507    1,153    1,151        --
LSA DIVERSIFIED MID-CAP/**(3)/
 Accumulation Unit Value, Beginning of Period                                             --  $10.000  $ 7.751        --
 Accumulation Unit Value, End of Period                                                   --  $ 7.751  $10.113        --
 Number of Units Outstanding, End of Period                                               --        0        0        --
LSA EQUITY GROWTH/(2)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.072  $ 6.249        --
 Accumulation Unit Value, End of Period                                              $ 9.072  $ 6.249  $ 7.573        --
 Number of Units Outstanding, End of Period                                              340    1,256    1,288        --
MFS EMERGING GROWTH SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.130  $ 5.278   $ 6.731
 Accumulation Unit Value, End of Period                                              $ 8.130  $ 5.278  $ 6.731   $ 6.551
 Number of Units Outstanding, End of Period                                           13,429   12,446   14,843    14,817
MFS INVESTORS TRUST - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.813  $ 6.820   $ 8.156
 Accumulation Unit Value, End of Period                                              $ 8.813  $ 6.820  $ 8.156   $ 8.078
 Number of Units Outstanding, End of Period                                            4,190    7,183    6,574     6,193
MFS NEW DISCOVERY - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.586  $ 6.416   $ 8.403
 Accumulation Unit Value, End of Period                                              $ 9.586  $ 6.416  $ 8.403   $ 7.706
 Number of Units Outstanding, End of Period                                              683   20,924   28,388    28,038
MFS RESEARCH - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.430  $ 6.228   $ 7.603
 Accumulation Unit Value, End of Period                                              $ 8.430  $ 6.228  $ 7.603   $ 7.680
 Number of Units Outstanding, End of Period                                              936    1,721    1,688     1,654
MFS UTILITIES - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 7.520  $ 5.691   $ 7.573
 Accumulation Unit Value, End of Period                                              $ 7.520  $ 5.691  $ 7.573   $ 8.408
 Number of Units Outstanding, End of Period                                            7,254    4,806    4,255     7,111
OPPENHEIMER AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.803  $ 6.239   $ 7.691
 Accumulation Unit Value, End of Period                                              $ 8.803  $ 6.239  $ 7.691   $ 8.076
 Number of Units Outstanding, End of Period                                            6,136    7,550    8,776     8,551
OPPENHEIMER CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.663  $ 6.219   $ 7.993
 Accumulation Unit Value, End of Period                                              $ 8.663  $ 6.219  $ 7.993   $ 7.761
 Number of Units Outstanding, End of Period                                           13,792   51,734   61,645    61,012
OPPENHEIMER GLOBAL SECURITIES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.282  $ 7.094   $ 9.958
 Accumulation Unit Value, End of Period                                              $ 9.282  $ 7.094  $ 9.958   $10.064
 Number of Units Outstanding, End of Period                                            2,830    4,281    4,584     2,868
OPPENHEIMER MAIN STREET
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.140  $ 7.284   $ 9.060
 Accumulation Unit Value, End of Period                                              $ 9.140  $ 7.284  $ 9.060   $ 8.986
 Number of Units Outstanding, End of Period                                           12,659   18,076   19,388    17,638
                                  75  PROSPECTUS
OPPENHEIMER STRATEGIC BOND
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.215  $10.772   $12.484
 Accumulation Unit Value, End of Period                                              $10.215  $10.772  $12.484   $12.762
 Number of Units Outstanding, End of Period                                            6,083   11,250    6,872     8,737
PUTNAM VT GROWTH AND INCOME - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.186  $ 7.304   $ 9.132
 Accumulation Unit Value, End of Period                                              $ 9.186  $ 7.304  $ 9.132   $ 9.196
 Number of Units Outstanding, End of Period                                              642      175        0         0
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.037  $ 5.562   $ 6.718
 Accumulation Unit Value, End of Period                                              $ 8.037  $ 5.562  $ 6.718   $ 6.249
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT HEALTH SCIENCES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.629  $ 7.528   $ 8.748
 Accumulation Unit Value, End of Period                                              $ 9.629  $ 7.528  $ 8.748   $ 8.532
 Number of Units Outstanding, End of Period                                           11,843    8,032    7,760     7,620
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.812  $ 9.545   $12.041
 Accumulation Unit Value, End of Period                                              $11.812  $ 9.545  $12.041   $12.005
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT NEW VALUE - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.542  $ 7.904   $10.277
 Accumulation Unit Value, End of Period                                              $ 9.542  $ 7.904  $10.277   $10.624
 Number of Units Outstanding, End of Period                                                0        0      923       923
PUTNAM VT RESEARCH - CLASS IB*
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.040  $ 9.193   $11.308
 Accumulation Unit Value, End of Period                                              $12.040  $ 9.193  $11.308   $10.877
 Number of Units Outstanding, End of Period                                                0        0        0         0
VAN KAMPEN UIF CORE PLUS FIXED INCOME - CLASS I/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.420  $10.976   $11.273
 Accumulation Unit Value, End of Period                                              $10.420  $10.976  $11.273   $11.471
 Number of Units Outstanding, End of Period                                            1,283    2,503    2,840     1,899
VAN KAMPEN UIF EQUITY GROWTH - CLASS I/***(2,5)/
 Accumulation Unit Value, Beginning of Period                                             --       --       --   $10.000
 Accumulation Unit Value, End of Period                                                   --       --       --   $ 9.806
 Number of Units Outstanding, End of Period                                               --       --       --       964
VAN KAMPEN UIF GLOBAL VALUE EQUITY - CLASS I/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.258  $ 7.554   $ 9.562
 Accumulation Unit Value, End of Period                                              $ 9.258  $ 7.554  $ 9.562   $ 9.613
 Number of Units Outstanding, End of Period                                               54      287      284       283
VAN KAMPEN UIF U.S. MID CAP VALUE - CLASS I/(3,5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.552  $ 6.748   $ 9.373
 Accumulation Unit Value, End of Period                                              $ 9.552  $ 6.748  $ 9.373   $ 9.525
 Number of Units Outstanding, End of Period                                            3,078    4,329    4,024     2,810
VAN KAMPEN UIF U.S. REAL ESTATE - CLASS I**/(5)/
 Accumulation Unit Value, Beginning of Period                                             --  $10.000  $ 8.953   $12.167
 Accumulation Unit Value, End of Period                                                   --  $ 8.953  $12.167   $13.976
 Number of Units Outstanding, End of Period                                               --        0        0         0
VAN KAMPEN UIF VALUE - CLASS I/(5)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.583  $ 7.321   $ 9.635
 Accumulation Unit Value, End of Period                                              $ 9.583  $ 7.321  $ 9.635   $10.195
 Number of Units Outstanding, End of Period                                                0        0        0         0


                                76  PROSPECTUS

+The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on May 1, 2001, except those indicated with one, two or three asterisks. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.75% and Administrative Expense Charge of 0.10%.

* These Variable Sub-Accounts were first offered under the Contracts on September 21, 2001.

**These Variable Sub-Accounts were first offered under the Contracts on May 1, 2002.

*** This Variable Sub-Account was first offered under the Contracts on April 30, 2004.

(1) Effective May 1, 2003, the FTVIP Franklin Technology Securities Fund merged into the FTVIP Franklin Small Cap Fund. Accordingly, for administrative convenience, on May 1, 2003, we combined the FTVIP Franklin Technology Securities Variable Sub-Account into the FTVIP Franklin Small Cap Variable Sub-Account.

(2) Effective April 30, 2004, the LSA Capital Growth Fund and the LSA Equity Growth Fund were merged into the Van Kampen UIF Equity Growth Portfolio Class
  I. Accordingly, on April 30, 2004, we transferred the value of the LSA Capital Growth Variable Sub-Account and the LSA Equity Growth Variable Sub-Account into the Van Kampen UIF Equity Growth Variable Sub-Account.***

(3) Effective April 30, 2004, the LSA Diversified Mid Cap Fund merged into the Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I. Accordingly, on April 30, 2004, we transferred the value of the LSA Diversified Mid Cap Variable Sub-Account into the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account.

(4) Effective September 30, 2003, the Van Kampen UIF U.S. Mid Cap Core Portfolio changed its name to the Van Kampen UIF U.S. Mid Cap Value Portfolio. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(5) Morgan Stanley Investment Management, Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.


                                 77  PROSPECTUS

APPENDIX B MARKET VALUE ADJUSTMENT EXAMPLES
--------------------------------------------------------------------------------

The Market Value Adjustment is based on the following:

I = the Treasury Rate for a maturity equal to the Guarantee Period for the week preceding the establishment of the Guarantee Period.

N = the number of whole and partial years from the date we receive the withdrawal, transfer, or death benefit request, or from the Payout Start Date to the end of the Guarantee Period.

J = the Treasury Rate for a maturity equal to the Guarantee Period for the week preceding the receipt of the withdrawal, transfer, death benefit, or income payment request.*

Treasury Rate means the U.S. Treasury Note Constant Maturity yield as reported in Federal Reserve Bulletin Release H.15.

*If a U.S. Treasury Note ("Note") with a maturity of the Guarantee Period is not available, we will determine an appropriate interest rate based on an interpolation of the next shortest duration and next longest duration Notes.

The Market Value Adjustment factor is determined from the following formula:

                            .9 X [I-(J + .0025)] X N

To determine the Market Value Adjustment, we will multiply the Market Value Adjustment factor by the amount transferred, withdrawn (in excess of the Free Withdrawal Amount), paid as a death benefit, or applied to an Income Plan from a Guarantee Period at any time other than during the 30 day period after such Guarantee Period expires.


                                 78  PROSPECTUS

EXAMPLES OF MARKET VALUE ADJUSTMENT
--------------------------------------------------------------------------------

Purchase Payment: $10,000 (plus Credit Enhancement of $400 for ALLSTATE PROVIDER EXTRA CONTRACTS) allocated to a Guarantee Period

Guarantee Period: 5 years

Interest Rate: 4.50%

Full Surrender: End of Contract Year 3

NOTE: These examples assume that premium taxes are not applicable.




Step 1.  Calculate Contract   $10,000.00 X (1.045)/3 /= $11,411.66
 Value at End of Contract
 Year 3:
Step 2. Calculate the Free    .15 X ($10,000.00) = $1,500.00
 Withdrawal Amount:
Step 3. Calculate the Market  I = 4.5%
 Value Adjustment:            J = 4.2%
                              N = 730 days    =2
                                  --------
                                      365 days
                              Market Value Adjustment Factor: .9 X [I - (J +
                              .0025)] X N = .9 X [.045 - (.042 + .0025)] X 2 =
                              .0009

                              Market Value Adjustment = Market Value Adjustment
                              Factor X Amount Subject to Market Value
                              Adjustment:
                               = .0009 X ($11,411.66 - $1,500.00) = $8.92




Step 4. Calculate the amount
 received by a Contract       $11,411.66 + $8.92 = $11,420.58
 owner as a result of full
 withdrawal at the end of
 Contract Year 3:

EXAMPLE 1 FOR ALLSTATE PROVIDER ADVANTAGE CONTRACTS (ASSUMES DECLINING INTEREST
                                     RATES)






                                 79  PROSPECTUS

 EXAMPLE 2: FOR ALLSTATE PROVIDER ADVANTAGE CONTRACTS (ASSUMES RISING INTEREST
                                     RATES)

Step 1.  Calculate Contract   $10,000.00 X (1.045)/3 /= $11,411.66
 Value at End of Contract
 Year 3:
Step 2. Calculate the Free    .15 X ($10,000.00) = $1,500.00
 Withdrawal Amount:
Step 3. Calculate the Market  I = 4.5%
 Value Adjustment:            J = 4.8%
                              N = 730 days    =2
                                  --------
                                      365 days
                              Market Value Adjustment Factor: .9 X [I - (J +
                              .0025)] X N = .9 X [.045 - (.048 + .0025)] X 2 =
                              -.0099

                              Market Value Adjustment = Market Value Adjustment
                              Factor X Amount Subject to Market Value
                              Adjustment:
                               = -.0099 X ($11,411.66 - $1,500.00) = -$98.13




Step 4. Calculate the amount
 received by a Contract       $11,411.66 - $98.13 = $11,313.53
 owner as a result of full
 withdrawal at the end of
 Contract Year 3:



  EXAMPLE 3: FOR ALLSTATE PROVIDER ULTRA CONTRACTS (ASSUMES DECLINING INTEREST
                                     RATES)


Step 1. Calculate Contract      $10,000.00 X (1.045)/3 /= $11,411.66
 Value at End of Contract Year
 3:
Step 2. Calculate the Free      .15 X ($10,000.00) = $1,500.00
 Withdrawal Amount:
Step 3. Calculate the           = .06 X  ($10,000 - $1,500) = $510.00
 Withdrawal Charge:
Step 4. Calculate the Market    I = 4.50%
 Value Adjustment:              J = 4.20%
                                N = 730 days    =2
                                    --------
                                        365 days
                                Market Value Adjustment Factor:.9 X [I - (J
                                +.0025)] X N =.9 X [.045 - (.042 +.0025)] X 2
                                =.0009

                                Market Value Adjustment = Market Value
                                Adjustment Factor X Amount Subject to Market
                                Value Adjustment:
                                 =.0009 X ($11,411.66 - $1,500.00) = $8.92




Step 5. Calculate the amount
 received by a Contract owner   $11,411.66 - $510.00 + $8.92 = $10,910.58
 as a result of full
 withdrawal at the end of
 Contract Year 3:












                                 80  PROSPECTUS

EXAMPLE 4: FOR ALLSTATE PROVIDER ULTRA CONTRACTS (ASSUMES RISING INTEREST RATES)

Step 1.  Calculate Contract       $10,000.00 X (1.045)/3 /= $11,411.66
 Value at End of Contract Year
 3:
Step 2. Calculate the Free        .15 X ($10,000.00) = $1,500.00
 Withdrawal Amount:
Step 3. Calculate the Withdrawal  = .06 X  ($10,000 - $1,500) = $510.00
 Charge
Step 4. Calculate the Market      I = 4.50%
 Value Adjustment:                J = 4.80%
                                  N = 730 days    =2
                                      --------
                                          365 days
                                  Market Value Adjustment Factor: .9 X [I - (J
                                  + .0025)] X N
                                  = .9 X [.045 - (.048 + .0025)] X 2 = -.0099

                                  Market Value Adjustment = Market Value
                                  Adjustment Factor X Amount Subject to Market
                                  Value Adjustment:
                                   = -.0099 X ($11,411.66 - $1,500.00) =
                                  -($98.13)




Step 5. Calculate the amount
 received by a Contract owner as  $11,411.66 - $510.00 - $98.13 = $10,803.53 a result of full withdrawal at
 the end of Contract Year 3:



  EXAMPLE 5: FOR ALLSTATE PROVIDER EXTRA CONTRACTS (ASSUMES DECLINING INTEREST
                                     RATES)


Step 1.  Calculate Contract       $10,400.00 X (1.045)/3 /= $11,868.13
 Value at End of Contract Year
 3:
Step 2. Calculate the Free        .15 X ($10,000.00) = $1,500.00
 Withdrawal Amount:
Step 3. Calculate the Withdrawal
 Charge:                          = .08 X ($10,000 - $1,500) = $680
Step 4. Calculate the Market      I = 4.5%
 Value Adjustment:                J = 4.2%
                                  N = 730 days    =2
                                      --------
                                          365 days
                                  Market Value Adjustment Factor: .9 X [I - (J
                                  + .0025)] X N
                                  = .9 X [.045 - (.042 + .0025)] X 2 = .0009

                                  Market Value Adjustment = Market Value
                                  Adjustment Factor X Amount Subject to Market
                                  Value Adjustment:
                                   = .0009 X ($11,868.13 - $1,500.00) = $9.33




Step 5. Calculate the amount
 received by a Contract owner as  $11,868.13 - $680.00 + $9.33= $11,197.46 a result of full withdrawal at
 the end of Contract Year 3:










                                 81  PROSPECTUS

  EXAMPLE 6: ALLSTATE PROVIDER EXTRA CONTRACTS (ASSUMES RISING INTEREST RATES)

Step 1.  Calculate Contract Value at End   $10,400.00 X (1.045)/3 /= $11,868.13
 of Contract Year 3:
Step 2. Calculate the Free Withdrawal      .15 X ($10,000.00) = $1,500.00
 Amount:
Step 3. Calculate the Withdrawal Charge:   = .08 X ($10,000 - $1,500) = $680
Step 4. Calculate the Market Value         I = 4.5%
 Adjustment:                               J = 4.8%
                                           N = 730 days    =2
                                               --------
                                                   365 days
                                           Market Value Adjustment Factor: .9 X
                                           [I - (J + .0025)] X N
                                           = .9 X [.045 - (.048 + .0025)] X 2 =
                                           -.0099

                                           Market Value Adjustment = Market
                                           Value Adjustment Factor X Amount
                                           Subject to Market Value Adjustment:
                                            = -.0099 X ($11,868.13 - $1,500.00)
                                           = ( $102.64)




Step 5. Calculate the amount received by
 a Contract owner as a result of full      $11,868.13 - $680.00 - $102.64 =
 withdrawal at the end of Contract Year    $11,085.49
 3:






                                 82  PROSPECTUS

APPENDIX C CALCULATION OF ENHANCED EARNINGS DEATH BENEFIT AMOUNT
--------------------------------------------------------------------------------

ALLSTATE PROVIDER ADVANTAGE AND PROVIDER EXTRA CONTRACTS

EXAMPLE1. In this example, assume that the oldest Owner is age 55 at the time the Contract is issued and elects the Enhanced Earnings Death Benefit Rider when the Contract is issued. The Owner makes an initial purchase payment of $100,000. After four years, the Owner dies. On the date Allstate receives Due Proof of Death, the Contract Value is $125,000. Prior to his death, the Owner did not make any additional purchase payments or take any withdrawals.

Excess-of-Earnings Withdrawals = $0

Purchase payments in the 12 months prior to Death = $0

In-Force Premium = $100,000 ($100,000 + $0 - $0)

In-Force Earnings = $25,000 ($125,000 - $100,000)

Enhanced Earnings Death Benefit = 40% X $25,000 = $10,000.

Since 40% In-Force Earnings are less than 80% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the In-Force Earnings are used to compute the Enhanced Earnings Death Benefit amount.

EXAMPLE 2. In the second example, assume the same facts as above, except that the Owner has taken a withdrawal of $10,000 during the second year of the Contract. At the time the withdrawal is taken, the Contract Value is $105,000. Here, $5,000 of the withdrawal is in excess of the In-Force Earnings at the time of the withdrawal. The Contract Value on the date Allstate receives due proof of death will be assumed to be $114,000.

Excess of Earnings Withdrawals = $5,000 ($10,000 - $5,000)

Purchase payments in the 12 months prior to Death = $0

In-Force Premium = $95,000 ($100,000 + $0 - $5,000)

In-Force Earnings = $19,000 ($114,000 - $95,000)

Enhanced Earnings Death Benefit = 40% X $19,000 = $7,600.

Since 40% In-Force Earnings are less than 80% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the In-Force Earnings are used to compute the Enhanced Earnings Death Benefit amount.

EXAMPLE 3. This third example is intended to illustrate the effect of adding the Enhanced Earnings Death Benefit Rider after the Contract has been issued and the effect of later purchase payments. In this example, assume that the oldest Owner is age 65 on the Rider Date. At the time the Contract is issued, the Owner makes a purchase payment of $100,000. After two years pass, the Owner elects to add the Enhanced Earnings Death Benefit Rider. On the date this Rider is added, the Contract Value is $110,000. Two years later, the Owner withdraws $50,000. Immediately prior to the withdrawal, the Contract Value is $130,000. Another two years later, the Owner makes an additional purchase payment of $40,000. Immediately after the additional purchase payment, the Contract Value is $130,000. Two years later, the owner dies with a Contract Value of $140,000 on the date Allstate receives Due Proof of Death.

Excess of Earnings Withdrawals = $30,000 ($50,000 - $20,000)

Purchase payments in the 12 months prior to Death = $0

In-Force Premium = $120,000 ($110,000 + $40,000 - $30,000)

In-Force Earnings = $20,000 ($140,000 - $120,000)

Enhanced Earnings Death Benefit = 30% of $20,000 = $6,000.

In this example, In-Force Premium is equal to the Contract Value on the date the Rider was issued plus the additional purchase payment and minus the Excess-of-Earnings Withdrawal.

Since 30% In-Force Earnings are less than 60% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the In-Force Earnings are used to compute the Enhanced Earnings Death Benefit amount.








                                 83  PROSPECTUS

ALLSTATE PROVIDER ULTRA CONTRACTS

EXAMPLE1. In this example, assume that the oldest Owner is age 55 at the time the Contract is issued and elects the Enhanced Earnings Death Benefit Rider when the Contract is issued. The Owner makes an initial purchase payment of $100,000. After four years, the Owner dies. On the date Allstate receives Due Proof of Death, the Contract Value is $125,000. Prior to his death, the Owner did not make any additional purchase payments or take any withdrawals.

Excess-of-Earnings Withdrawals = $0

Purchase payments in the 12 months prior to Death = $0

In-Force Premium = $100,000 ($100,000 + $0 - $0)

Death Benefit Earnings = $25,000 ($125,000 - $100,000)

Enhanced Earnings Death Benefit = 40% X $25,000 = $10,000.

Since Death Benefit Earnings are less than 200% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the Death Benefit Earnings are used to compute the Enhanced Earnings Death Benefit amount.

EXAMPLE 2. In the second example, assume the same facts as above, except that the Owner has taken a withdrawal of $10,000 during the second year of the Contract. At the time the withdrawal is taken, the Contract Value is $105,000. Here, $5,000 of the withdrawal is in excess of the Death Benefit Earnings at the time of the withdrawal. The Contract Value on the date Allstate receives due proof of death will be assumed to be $114,000.

Excess of Earnings Withdrawals = $5,000 ($10,000 - $5,000)

Purchase payments in the 12 months prior to Death = $0

In-Force Premium = $95,000 ($100,000 + $0 -$5,000)

Death Benefit Earnings = $19,000 ($114,000 - $95,000)

Enhanced Earnings Death Benefit = 40% X $19,000 = $7,600.

Since Death Benefit Earnings are less than 200% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the Death Benefit Earnings are used to compute the Enhanced Earnings Death Benefit amount.

EXAMPLE 3. This third example is intended to illustrate the effect of adding the Enhanced Earnings Death Benefit Rider after the Contract has been issued and the effect of later purchase payments. In this example, assume that the oldest Owner is age 65 on the Rider Date. At the time the Contract is issued, the Owner makes a purchase payment of $100,000. After two years pass, the Owner elects to add the Enhanced Earnings Death Benefit Rider. On the date this Rider is added, the Contract Value is $110,000. Two years later, the Owner withdraws $50,000. Immediately prior to the withdrawal, the Contract Value is $130,000. Another two years later, the Owner makes an additional purchase payment of $40,000. Immediately after the additional purchase payment, the Contract Value is $130,000. Two years later, the owner dies with a Contract Value of $140,000 on the date Allstate receives Due Proof of Death.

Excess of Earnings Withdrawals = $30,000 ($50,000 - $20,000)

Purchase payments in the 12 months prior to Death = $0

In-Force Premium = $120,000 ($110,000 + $40,000 - $30,000)

Death Benefit Earnings = $20,000 ($140,000 - $120,000)

Enhanced Earnings Death Benefit = 30% of $20,000 = $6,000.

In this example, In-Force Premium is equal to the Contract Value on the date the Rider was issued plus the additional purchase payment and minus the Excess-of-Earnings Withdrawal.

Since Death Benefit Earnings are less than 200% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the Death Benefit Earnings are used to compute the Enhanced Earnings Death Benefit amount.



                                 84  PROSPECTUS

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS
--------------------------------------------------------------------------------
THE CONTRACT
--------------------------------------------------------------------------------
  Purchases of Contracts
--------------------------------------------------------------------------------
  Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)
--------------------------------------------------------------------------------
  CALCULATION OF ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------
  Net Investment Factor
--------------------------------------------------------------------------------
  CALCULATION OF VARIABLE INCOME PAYMENTS
--------------------------------------------------------------------------------
  CALCULATION OF ANNUITY UNIT VALUES
--------------------------------------------------------------------------------
GENERAL MATTERS
--------------------------------------------------------------------------------
  Incontestability
--------------------------------------------------------------------------------
  Settlements
--------------------------------------------------------------------------------
  Safekeeping of the Variable Account's Assets
--------------------------------------------------------------------------------
  Premium Taxes
--------------------------------------------------------------------------------
  Tax Reserves
--------------------------------------------------------------------------------
EXPERTS
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
APPENDIX A ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

                                 85  PROSPECTUS

                         Allstate Life Insurance Company
                 Allstate Financial Advisors Separate Account I

                                   Supplement
                          dated January 3, 2005 to the
            The Allstate Provider Variable Annuity Series Prospectus
                                dated May 1, 2004

This supplement amends certain information contained in the prospectus for the Allstate Provider Advantage, Allstate Provider Ultra and Allstate Provider Extra Variable Annuity Contracts ("Contracts"), formerly issued by Glenbrook Life and Annuity Company ("Glenbrook"). Please read this supplement carefully and retain it for future reference together with your prospectus. All capitalized terms have the same meaning as those included in the prospectus.

Merger of Glenbrook with Allstate Life

Effective January 1, 2005, Glenbrook merged with and into its parent company, Allstate Life Insurance Company ("Allstate Life"). The merger of Glenbrook and Allstate Life (the "Merger") was approved by the boards of directors of Allstate Life and Glenbrook. The Merger also received regulatory approval from the Departments of Insurance of the States of Arizona and Illinois, the states of domicile of Glenbrook and Allstate Life, respectively.

On the date of the Merger, Allstate Life acquired from Glenbrook all of Glenbrook's assets and became directly liable for Glenbrook's liabilities and obligations with respect to all Contracts issued by Glenbrook.

The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to reflect the change to the company that guarantees your Contract benefits from Glenbrook to Allstate Life. You will receive certificate endorsements from Allstate Life that reflect the change from Glenbrook to Allstate Life. The Merger also did not result in any adverse tax consequences for any Contract Owners.

Separate Account Consolidation

Effective January 1, 2005, and in connection with the Merger, Glenbrook Life Multi-Manager Variable Account and Glenbrook Life and Annuity Company Separate Account A combined with and into the Allstate Financial Advisors Separate Account I ("Allstate Separate Account I"), and consolidated duplicative Variable Sub-Accounts that invest in the same Portfolio (the "Consolidation"). The accumulation unit values for the Variable Sub-Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation.

As a result of the Merger and Consolidation, your prospectus is amended as follows:

Replace all references to "Glenbrook" with "Allstate Life." Replace all references to "Glenbrook Life Multi-Manager Variable Account" with "Allstate Financial Advisors Separate Account I." All references to "We," "Us," or "our" shall mean "Allstate Life." All references to "the Variable Account" shall mean "Allstate Financial Advisors Separate Account I."

Page 14: Under the heading "Financial Information" replace the last two sentences of the second paragraph with:

The financial statements of Allstate Life and Allstate Financial Advisors Separate Account I, which includes financial information giving effect to the separate account Consolidation on a pro forma basis, also appear in the Statement of Additional Information. For a free copy of the Statement of Additional Information, please write or call us at 1-800- 755-5275.

Page 22, under the heading Market Timing and Excessive Trading, at the end of the second paragraph insert the following sentence:

MARKET TIMING & EXCESSIVE TRADING

The Contracts are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Variable Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance. Our policy is not to accept knowingly any money intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Contract if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Contract.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If, in our judgment, we determine that the transfers are part of a market timing strategy or are otherwise harmful to the underlying Portfolio, we will impose the trading limitations as described below under "Trading Limitations." Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Variable Sub-Accounts, not all market timing or excessive trading is identifiable or preventable. Imposition of trading limitations is triggered by the detection of market timing or excessive trading activity, and the trading limitations are not applied prior to detection of such trading activity. Therefore, our policies and procedures do not prevent such trading activity before it first occurs. To the extent that such trading activity occurs prior to detection and the imposition of trading restrictions, the portfolio may experience the adverse effects of market timing and excessive trading described above.

TRADING LIMITATIONS

We reserve the right to limit transfers among the investment alternatives in any Contract year, or to refuse any transfer request, if:

..    we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Contract Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable
     Sub-Account or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Contract Owners; or

..    we are  informed  by one or more of the  Portfolios  that  they  intend  to restrict the purchase, exchange, or redemption of Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.

In making the determination that trading activity constitutes market timing or excessive trading, we will consider, among other things:

..    the total dollar amount being transferred, both in the aggregate and in the transfer request;

..    the number of transfers you make over a period of time and/or the period of time between transfers (note: one set of transfers to and from a sub-account in a short period of time can constitute market timing);

..    whether  your  transfers  follow a pattern  that  appears  designed to take advantage of short term market  fluctuations,  particularly  within certain
     Sub-account   underlying  portfolios  that  we  have  identified  as  being susceptible to market timing activities;

..    whether the manager of the  underlying  portfolio  has  indicated  that the transfers interfere with portfolio management or otherwise adversely impact the portfolio; and

..    the  investment  objectives  and/or  size  of  the  Sub-account  underlying portfolio.

If we determine that a contract owner has engaged in market timing or excessive trading activity, we will restrict that contract owner from making future additions or transfers into the impacted Sub-account(s). If we determine that a contract owner has engaged in a pattern of market timing or excessive trading activity involving multiple Sub-accounts, we will also require that all future transfer requests be submitted through regular U.S. mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery. Any Sub-account or transfer restrictions will be uniformly applied.

In our sole discretion, we may revise our Trading Limitations at any time as necessary to better deter or minimize market timing and excessive trading or to comply with regulatory requirements.

Pages 38: Under the heading "More Information," replace the sections entitled "Glenbrook" and "The Variable Account" with the following:

ALLSTATE LIFE
Allstate Life is the issuer of the Contract. Allstate Life was organized in 1957 is a stock life insurance company under the laws of the state of Illinois. Prior to January 1, 2005, Glenbrook Life and Annuity Company ("Glenbrook") issued the Contract. Effective January 1, 2005, Glenbrook merged with Allstate Life ("Merger"). On the date of the Merger, Allstate Life acquired from Glenbrook all of Glenbrook's assets and became directly liable for Glenbrook's liabilities and obligations with respect to all contracts issued by Glenbrook.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the state of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by The Allstate Corporation.

Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all jurisdictions except the state of New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois 60062.

THE VARIABLE ACCOUNT

Allstate Life established the Allstate Financial Advisors Separate Account I in 1999. The Contracts were previously issued through the Glenbrook Life Multi-Manager Variable Account. Effective January 1, 2005, Glenbrook Life Multi-Manager Variable Account and Glenbrook Life and Annuity Company Separate Account A combined with Allstate Financial Advisors Separate Account I and consolidated duplicative Variable Sub-Accounts that invest in the same Portfolio (the "Consolidation"). The Accumulation Unit Values for the Variable Sub-Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate Life.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Illinois insurance law. That means we account for the Variable Account's income, gains, and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate Life.

The Variable Account consists of multiple Variable Sub-Accounts, each of which are available under the Contract. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

THE ALLSTATE/(R)// /PROVIDER VARIABLE ANNUITY SERIES
ALLSTATE LIFE INSURANCE COMPANY
CUSTOMER SERVICE:
STREET ADDRESS: 2940 S. 84TH STREET, LINCOLN, NE 68506-4142
MAILING ADDRESS: P.O. BOX 80469, LINCOLN, NE 68501-0469
TELEPHONE NUMBER: 1-800-755-5275                PROSPECTUS DATED JANUARY 3, 2005
 -------------------------------------------------------------------------------
Allstate Life Insurance Company("ALLSTATE", "ALLSTATE LIFE" "WE", OR "US") has issued the following group and individual flexible premium deferred variable annuity contracts (each, a "Contract"):

.. The Allstate/(R)/ Provider Advantage Variable Annuity
.. The Allstate/(R)/ Provider Ultra Variable Annuity


This prospectus contains information about each Contract that you should know before investing. Please keep it for future reference. Not all Contracts may be available in all states or through your sales representative. Please check with your sales representative for details. The Contracts are no longer being offered for new sales. If you have already purchased the Contracts, you may continue to make additional purchase payments according to your Contracts.

Each Contract currently offers 42 investment alternatives ("INVESTMENT ALTERNATIVES"). The investment alternatives include 3 fixed account options ("FIXED ACCOUNT OPTIONS") and 39 variable sub-accounts ("VARIABLE SUB-ACCOUNTS") of the Allstate Financial Advisors Separate Account I("VARIABLE ACCOUNT"). Each Variable Sub-Account invests exclusively in shares of the portfolios ("PORTFOLIOS") of the following underlying funds ("FUNDS"):

AIM VARIABLE INSURANCE FUNDS (SERIES I)                    MFS/(R)/ VARIABLE INSURANCE TRUST/SM/
                                                            (SERVICE CLASS)
FEDERATED INSURANCE SERIES                                  OPPENHEIMER VARIABLE ACCOUNT FUNDS
FIDELITY/(R)/ VARIABLE INSURANCE PRODUCTS (SERVICE          PUTNAM VARIABLE TRUST (CLASS IB)
 CLASS 2)
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST        STI CLASSIC VARIABLE TRUST
 (CLASS 2)


Each Fund has multiple Portfolios. Not all of the Funds and/or Portfolios, however, may be available with your Contract. You should check with your representative for further information on the availability of Funds and/or Portfolios. Your annuity application will list all available Portfolios.


Allstate has filed a Statement of Additional Information, dated January 3, 2005, with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means it is legally a part of this prospectus. Its table of contents appears on page 66 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's Web site.

                                             THE SECURITIES AND EXCHANGE COMMISSION HAS NOT
                                             APPROVED OR DISAPPROVED THE SECURITIES DESCRIBED IN
                                             THIS PROSPECTUS, NOR HAS IT PASSED ON THE ACCURACY OR
                                             THE ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU
                                             OTHERWISE IS COMMITTING A FEDERAL CRIME.

IMPORTANT                                    THE CONTRACTS MAY BE DISTRIBUTED THROUGH
                                             BROKER-DEALERS THAT  HAVE RELATIONSHIPS WITH BANKS OR
 NOTICES                                     OTHER FINANCIAL INSTITUTIONS OR BY EMPLOYEES OF SUCH
                                             BANKS. HOWEVER, THE CONTRACTS ARE NOT DEPOSITS, OR
                                             OBLIGATIONS OF, OR GUARANTEED BY SUCH INSTITUTIONS OR
                                             ANY FEDERAL REGULATORY AGENCY. INVESTMENT IN THE
                                             CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING
                                             POSSIBLE LOSS OF PRINCIPAL.

                                              THE CONTRACTS ARE NOT FDIC INSURED.




                                 1  PROSPECTUS

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                        PAGE

--------------------------------------------------------------------------------
OVERVIEW
--------------------------------------------------------------------------------
  Important Terms                                                       3
--------------------------------------------------------------------------------
  Overview of Contracts                                                 4
--------------------------------------------------------------------------------
  The Contract At a Glance                                              5
--------------------------------------------------------------------------------
  How the Contract Works                                                8
--------------------------------------------------------------------------------
  Expense Table                                                         9
--------------------------------------------------------------------------------
  Financial Information                                                 12
--------------------------------------------------------------------------------
CONTRACT FEATURES
--------------------------------------------------------------------------------
  The Contract                                                          13
--------------------------------------------------------------------------------
  Purchases                                                             15
--------------------------------------------------------------------------------
  Contract Value                                                        16
--------------------------------------------------------------------------------
INVESTMENT ALTERNATIVES
--------------------------------------------------------------------------------
     The Variable Sub-Accounts                                          17
--------------------------------------------------------------------------------
     The Fixed Account Options                                          19
--------------------------------------------------------------------------------
     Transfers                                                          22
--------------------------------------------------------------------------------
  Expenses                                                              24
--------------------------------------------------------------------------------
  Access To Your Money                                                  26
--------------------------------------------------------------------------------
  Income Payments                                                       27
--------------------------------------------------------------------------------
  Death Benefits                                                        30
--------------------------------------------------------------------------------



                                                                        PAGE

--------------------------------------------------------------------------------
OTHER INFORMATION
--------------------------------------------------------------------------------
  More Information                                                      35
--------------------------------------------------------------------------------
  Allstate Life                                                         35
--------------------------------------------------------------------------------
  The Variable Account                                                  35
--------------------------------------------------------------------------------
  The Portfolios                                                        35
--------------------------------------------------------------------------------
  The Contract                                                          36
--------------------------------------------------------------------------------
  Non-Qualified Annuities Held Within a Qualified Plan                  37
--------------------------------------------------------------------------------
  Legal Matters                                                         37
--------------------------------------------------------------------------------
  Taxes                                                                 38
--------------------------------------------------------------------------------
  Taxation of Variable Annuities in General                             38
--------------------------------------------------------------------------------
  Income Tax Withholding                                                40
--------------------------------------------------------------------------------
  Tax Qualified Contracts                                               41
--------------------------------------------------------------------------------
  Annual Reports and Other Documents                                    44
--------------------------------------------------------------------------------
APPENDIX A - ACCUMULATION UNIT VALUES                                   45
--------------------------------------------------------------------------------
APPENDIX B - MARKET VALUE ADJUSTMENT EXAMPLES                           61
--------------------------------------------------------------------------------
APPENDIX C - CALCULATION OF ENHANCED EARNINGS DEATH BENEFIT AMOUNT      64
--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS                   66
--------------------------------------------------------------------------------



                                 2  PROSPECTUS

IMPORTANT TERMS
--------------------------------------------------------------------------------

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.


                                                                        PAGE

--------------------------------------------------------------------------------
ACCUMULATION PHASE                                                      8
--------------------------------------------------------------------------------
ACCUMULATION UNIT                                                       12
--------------------------------------------------------------------------------
ACCUMULATION UNIT VALUE                                                 12
--------------------------------------------------------------------------------
ANNIVERSARY VALUES                                                      31
--------------------------------------------------------------------------------
ANNUITANT                                                               13
--------------------------------------------------------------------------------
AUTOMATIC ADDITIONS PLAN                                                15
--------------------------------------------------------------------------------
AUTOMATIC PORTFOLIO REBALANCING PROGRAM                                 23
--------------------------------------------------------------------------------
BENEFICIARY                                                             13
--------------------------------------------------------------------------------
CANCELLATION PERIOD                                                     5
--------------------------------------------------------------------------------
CONTINGENT BENEFICIARY                                                  13
--------------------------------------------------------------------------------
CONTRACT*                                                               13
--------------------------------------------------------------------------------
CONTRACT ANNIVERSARY                                                    5
--------------------------------------------------------------------------------
CONTRACT OWNER ("YOU")                                                  13
--------------------------------------------------------------------------------
CONTRACT VALUE                                                          5
--------------------------------------------------------------------------------
CONTRACT YEAR                                                           5
--------------------------------------------------------------------------------
DEATH BENEFIT ANNIVERSARY                                               30
--------------------------------------------------------------------------------
DEATH BENEFIT EARNINGS                                                  33
--------------------------------------------------------------------------------
DOLLAR COST AVERAGING PROGRAM                                           23
--------------------------------------------------------------------------------
DUE PROOF OF DEATH                                                      30
--------------------------------------------------------------------------------
ENHANCED EARNINGS DEATH BENEFIT RIDER                                   32
--------------------------------------------------------------------------------
ENHANCED DEATH BENEFIT RIDER                                            30
--------------------------------------------------------------------------------
EXCESS-OF-EARNINGS WITHDRAWAL                                           33
--------------------------------------------------------------------------------
FIXED ACCOUNT OPTIONS                                                   19
--------------------------------------------------------------------------------
FREE WITHDRAWAL AMOUNT                                                  25
--------------------------------------------------------------------------------
FUNDS                                                                   1
--------------------------------------------------------------------------------
Allstate ("WE" OR "US")                                                 1
--------------------------------------------------------------------------------


                                                                        PAGE

--------------------------------------------------------------------------------
GUARANTEE PERIODS                                                       20
--------------------------------------------------------------------------------
GUARANTEED INCOME BENEFIT                                               29
--------------------------------------------------------------------------------
GUARANTEED MATURITY FIXED ACCOUNT                                       20
--------------------------------------------------------------------------------
INCOME BASE                                                             29
--------------------------------------------------------------------------------
INCOME BENEFIT RIDER                                                    29
--------------------------------------------------------------------------------
INCOME PLANS                                                            27
--------------------------------------------------------------------------------
IN-FORCE EARNINGS                                                       32
--------------------------------------------------------------------------------
IN-FORCE PREMIUM                                                        32
--------------------------------------------------------------------------------
INVESTMENT ALTERNATIVES                                                 1
--------------------------------------------------------------------------------
ISSUE DATE                                                              8
--------------------------------------------------------------------------------
MARKET VALUE ADJUSTMENT                                                 21
--------------------------------------------------------------------------------
PAYOUT PHASE                                                            8
--------------------------------------------------------------------------------
PAYOUT START DATE                                                       27
--------------------------------------------------------------------------------
PORTFOLIOS                                                              1
--------------------------------------------------------------------------------
PRIMARY BENEFICIARY                                                     13
--------------------------------------------------------------------------------
QUALIFIED CONTRACTS                                                     5
--------------------------------------------------------------------------------
RIDER APPLICATION DATE                                                  5
--------------------------------------------------------------------------------
RIDER DATE                                                              29
--------------------------------------------------------------------------------
SEC                                                                     1
--------------------------------------------------------------------------------
SETTLEMENT VALUE                                                        30
--------------------------------------------------------------------------------
SYSTEMATIC WITHDRAWAL PROGRAM                                           27
--------------------------------------------------------------------------------
VALUATION DATE                                                          15
--------------------------------------------------------------------------------
VARIABLE ACCOUNT                                                        1
--------------------------------------------------------------------------------
VARIABLE SUB-ACCOUNT                                                    1
--------------------------------------------------------------------------------




*In certain states the Contract is available only as a group Contract. If you purchase a group Contract, we will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise. References to "Contract" also include both Contracts listed on the cover page of this prospectus, unless otherwise noted. However, we administer each Contract separately.




                                 3  PROSPECTUS

OVERVIEW OF CONTRACTS
--------------------------------------------------------------------------------

The Contracts offer many of the same basic features and benefits. They differ primarily with respect to the charges imposed, as follows:

.. The ALLSTATE PROVIDER ADVANTAGE CONTRACT has a mortality and expense risk charge of 1.45%, and no withdrawal charge.

.. The ALLSTATE PROVIDER ULTRA CONTRACT has a mortality and expense risk charge of 1.25%, and a withdrawal charge of up to 7% with a 7 year withdrawal charge period (and an annual Free Withdrawal Amount).

Other differences between the Contracts relate to the effect of changing Annuitants under the Income Benefit Rider *, the spousal continuation provision of the Enhanced Death Benefit and Enhanced Earnings Death Benefit Riders, and the calculation of the Enhanced Earnings Death Benefit.



*We discontinued offering the Income Benefit Rider as of January 1, 2004.


                                 4  PROSPECTUS

THE CONTRACT AT A GLANCE
--------------------------------------------------------------------------------

The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.


FLEXIBLE PAYMENTS       You can purchase a Contract with as little as $5,000
                        ($2,000 for Contracts issued within an IRA or TSA). You
                        can add to your Contract as often and as much as you
                        like, but each payment must be at least $50.
-------------------------------------------------------------------------------
RIGHT TO CANCEL         You may cancel your Contract within 20 days of receipt
                        or any longer period as your state may require
                        ("CANCELLATION PERIOD"). Upon cancellation, we will
                        return your purchase payments adjusted, to the extent
                        federal or state law permits, to reflect the investment
                        experience of any amounts allocated to the Variable
                        Account, including the deduction of mortality and
                        expense risk charges and administrative expense
                        charges.
-------------------------------------------------------------------------------
EXPENSES                 You will bear the following expenses:


                        ALLSTATE PROVIDER ADVANTAGE CONTRACTS
                        -------------------------------------

                        .Total Variable Account annual fees equal to 1.55% of
                          average daily net assets (1.80% if you select the ENHANCED DEATH BENEFIT RIDER or the INCOME BENEFIT
                          RIDER;* and 2.05% if you select both the Enhanced
                          Death Benefit and the Income Benefit Riders).

                        ALLSTATE PROVIDER ULTRA CONTRACTS
                        ---------------------------------

                        .Total Variable Account annual fees equal to 1.35% of
                          average daily net assets (1.60% if you select the Enhanced Death Benefits Rider or the Income Benefit
                          Rider;* and 1.85% if you select both the Enhanced
                          Death Benefit and the Income Benefit Riders).

                        .Withdrawal charges ranging from 0% to 7% of purchase
                          payments withdrawn (with certain exceptions).

                        BOTH CONTRACTS
                        --------------

                        . If you select the ENHANCED EARNINGS DEATH BENEFIT
                          RIDER, you would pay an additional annual fee of up to 0.35% (depending on the oldest Contract owner's age as of the date we receive the completed application or a written request to add the Rider, whichever is later ("RIDER APPLICATION DATE") of the CONTRACT VALUE on each Contract anniversary
                          ("CONTRACT ANNIVERSARY"). For more information about
                          Variable Account expenses, see "EXPENSES" below.

                        .Annual contract maintenance charge of $35 (with
                          certain exceptions)

                        .Transfer fee of $10 after 12th transfer in any
                          CONTRACT YEAR (fee currently waived)

                        . State premium tax (if your state imposes one).

                        In addition, each Portfolio pays expenses that you will bear indirectly if you invest in a Variable
                        Sub-Account.

                        *We discontinued offering the Income Benefit Rider as
                        of January 1, 2004. Fees shown apply to Contract Owners
                        who selected the Rider prior to January 1, 2004.
-------------------------------------------------------------------------------

                                  5 PROSPECTUS


INVESTMENT              The Contract offers 42 investment alternatives
ALTERNATIVES            including:

                        .3 Fixed Account Options (which credit interest at
                          rates we guarantee)

                        .39 Variable Sub-Accounts investing in Portfolios
                          offering professional money management by these investment advisers:

                          . A I M Advisors, Inc.

                          . Federated Investment Management Company

                          . Fidelity Management & Research Company

                          . Franklin Advisers, Inc.

                          . MFS/TM/ Investment Management

                          . OppenheimerFunds, Inc.

                          . Putnam Investment Management, LLC

                          . Templeton Global Advisors Limited

                          . Trusco Capital Management, Inc.

                        To find out current rates being paid on the Fixed
                        Account Options or how the Variable Sub-Accounts have
                        performed, call us at 1-800-755-5275.
-------------------------------------------------------------------------------
SPECIAL SERVICES        For your convenience, we offer these special services:

                        . AUTOMATIC PORTFOLIO REBALANCING PROGRAM

                        . AUTOMATIC ADDITIONS PROGRAM

                        . DOLLAR COST AVERAGING PROGRAM

                        . SYSTEMATIC WITHDRAWAL PROGRAM
-------------------------------------------------------------------------------
INCOME PAYMENTS          You can choose fixed income payments, variable income
                        payments, or a combination of the two. You can receive
                        your income payments in one of the following ways:

                        . life income with guaranteed payments

                        .a "joint and survivor" life income with guaranteed
                          payments

                        .guaranteed payments for a specified period (5 to 30
                          years)

                        Prior to January 1, 2004, we offered an Income Benefit
                        Rider.
-------------------------------------------------------------------------------
DEATH BENEFIT           If you or the ANNUITANT (if the Contract is owned by a
                        non-living person) die before the PAYOUT START DATE, we
                        will pay the death benefit described in the Contract.

                        We also offer an Enhanced Death Benefit Rider and
                        Enhanced Earnings Death Benefit Rider.

                                  6 PROSPECTUS


-------------------------------------------------------------------------------
TRANSFERS               Before the Payout Start Date, you may transfer your
                        Contract Value among the investment alternatives, with
                        certain restrictions. We do not currently impose a fee
                        upon transfers. However, we reserve the right to charge
                        $10 per transfer after the 12th transfer in each
                        "CONTRACT YEAR", which we measure from the date we
                        issue your Contract or a Contract Anniversary.
-------------------------------------------------------------------------------
WITHDRAWALS             You may withdraw some or all of your Contract Value at
                        any time prior to the Payout Start Date. In general,
                        you must withdraw at least $50 at a time. Full or
                        partial withdrawals are available under limited
                        circumstances on or after the Payout Start Date.
                        Withdrawals taken prior to annuitization (referred to
                        in this prospectus as the Payout Phase) are generally
                        considered to come from the earnings in the Contract
                        first.  If the Contract is tax-qualified, generally all
                        withdrawals are treated as distributions of earnings.
                        Withdrawals of earnings are taxed as ordinary income
                        and, if taken prior to age 59 1/2, may be subject to an
                        additional 10% federal tax penalty. A withdrawal charge
                        (ALLSTATE PROVIDER ULTRA CONTRACTS only) and a MARKET
                        VALUE ADJUSTMENT also may apply.


-------------------------------------------------------------------------------


                                 7  PROSPECTUS

HOW THE CONTRACT WORKS
--------------------------------------------------------------------------------

The Contract basically works in two ways.

First, the Contract can help you (we assume you are the CONTRACT OWNER) save for retirement because you can invest in up to 42 investment alternatives and generally pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or Fixed Account Options. If you invest in any of the three Fixed Account Options, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/ or for a pre-set number of years, by selecting one of the income payment options (we call these "INCOME PLANS") described on page 27. You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select.
 During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.

Issue                                           Payout Start
Date            Accumulation Phase                  Date                 Payout Phase
------------------------------------------------------------------------------------------------------------>
You buy    You save for retirement              You elect to receive    You can receive    Or you can receive
a Contract                                      income payments or      income payments    income payments
                                                receive a lump sum      for a set period   for life
                                                payment




As the Contract Owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract Owner or, if none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. See "The Contract." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract Owner, or if there is none, to your Beneficiary. See "Death Benefits."

Please call us at 1-800-755-5275 if you have any questions about how the Contract works.


                                 8  PROSPECTUS

EXPENSE TABLE
--------------------------------------------------------------------------------

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes that may be imposed by the state where you reside. For more information about Variable Account expenses, see "Expenses," on page 24. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Funds.

CONTRACT OWNER TRANSACTION EXPENSES

Withdrawal Charge (as a percentage of purchase payments)

ALLSTATE PROVIDER ADVANTAGE CONTRACTS                   No Withdrawal Charges
-------------------------------------------------------------------------------


ALLSTATE PROVIDER ULTRA CONTRACTS
-------------------------------------------------------------------------------
Number of complete years since we
 received the purchase payment being   0    1    2    3    4    5    6     7+
 withdrawn*
-------------------------------------------------------------------------------
Applicable charge                      7%   6%   6%   5%   5%   4%   3%    0%
-------------------------------------------------------------------------------


If you make a withdrawal before the Payout Start Date, we will apply the withdrawal charge percentage in effect on the date of the withdrawal, or the withdrawal charge percentage in effect on the following day, whichever is lower.

Both Contracts
-------------------------------------------------------------------------------------------
ANNUAL CONTRACT MAINTENANCE CHARGE                                               $35.00**
-------------------------------------------------------------------------------------------
TRANSFER FEE                                                                     $10.00***
-------------------------------------------------------------------------------------------


*Each Contract Year, you may withdraw up to 15% of your aggregate purchase payments without incurring a withdrawal charge.

**We will waive this charge in certain cases. See "Expenses."

***Applies solely to the thirteenth and subsequent transfers within a Contract Year, excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently waiving the transfer fee.

VARIABLE ACCOUNT ANNUAL EXPENSES

(AS A PERCENTAGE OF AVERAGE DAILY NET ASSET VALUE DEDUCTED FROM EACH VARIABLE SUB-ACCOUNT)

                                                Allstate Provider                Allstate Provider
                                                Advantage Contracts               Ultra Contracts
--------------------------------------------------------------------------------------------------
WITHOUT THE ENHANCED DEATH BENEFIT OR INCOME BENEFIT RIDERS/+/
--------------------------------------------------------------------------------------------------
 Mortality and Expense                                  1.45%                               1.25%
 Risk Charge
--------------------------------------------------------------------------------------------------
 Administrative                                         0.10%                               0.10%
 Expense Charge
--------------------------------------------------------------------------------------------------
 Total Variable
 Account Annual                                         1.55%                               1.35%
 Expenses
--------------------------------------------------------------------------------------------------
WITH THE ENHANCED DEATH BENEFIT RIDER
--------------------------------------------------------------------------------------------------
 Mortality and Expense                                  1.70%                               1.50%
 Risk Charge
--------------------------------------------------------------------------------------------------
 Administrative                                         0.10%                               0.10%
 Expense Charge
--------------------------------------------------------------------------------------------------
 Total Variable
 Account Annual                                         1.80%                               1.60%
 Expenses
--------------------------------------------------------------------------------------------------
WITH THE INCOME BENEFIT RIDER/+/
--------------------------------------------------------------------------------------------------
 Mortality and Expense                                  1.70%                               1.50%
 Risk Charge
--------------------------------------------------------------------------------------------------
 Administrative                                         0.10%                               0.10%
 Expense Charge
--------------------------------------------------------------------------------------------------
 Total Variable
 Account Annual                                         1.80%                               1.60%
 Expenses
--------------------------------------------------------------------------------------------------
WITH THE INCOME BENEFIT/+/ AND ENHANCED DEATH BENEFIT RIDERS
--------------------------------------------------------------------------------------------------
 Mortality and Expense                                  1.95%                               1.75%
 Risk Charge
--------------------------------------------------------------------------------------------------
 Administrative                                         0.10%                               0.10%
 Expense Charge
--------------------------------------------------------------------------------------------------
 Total Variable
 Account Annual                                         2.05%                               1.85%
 Expenses
--------------------------------------------------------------------------------------------------


*We discontinued offering the Income Benefit Rider as of January 1, 2004. Fees shown apply to Contract Owners who selected the Rider prior to January 1, 2004.

If you elect the Enhanced Earnings Death Benefit Rider, we will deduct an annual charge of up to 0.35% of your Contract Value on each Contract Anniversary during the Accumulation Phase. The charge is based on the oldest Contract owner's age as of the Rider Application Date, as follows:

Age                                                             Annual Charge
-------------------------------------------------------------------------------
0-55                                                                 0.10%
-------------------------------------------------------------------------------

                                  9 PROSPECTUS


Age                                                             Annual Charge
-------------------------------------------------------------------------------
56-65                                                                0.20%
-------------------------------------------------------------------------------
66-75                                                                0.35%
-------------------------------------------------------------------------------

We will deduct this charge from your Contract Value in the Variable Account on a pro rata basis. If the Contract Value in the Variable Account is not sufficient to cover the charge, we will deduct the remaining charge from the fixed Guaranteed Periods, beginning with the oldest fixed Guaranteed Period (see "Expenses" on page 24 for additional information). Fixed Guarantee Periods may not be available in all states.

ANNUAL PORTFOLIO EXPENSES

The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. These are expenses that are deducted from Portfolio assets, and may include management fees, distribution and/or services (12b-1) fees, and other expenses. Advisers and/or other service providers of certain Portfolios may have agreed to waive their fees and/or reimburse Portfolio expenses in order to keep the Portfolios' expenses below specified limits. In some cases these expense limitations are contractual. In other cases, these expense limitations are voluntary and may be terminated at any time. More detail concerning each Portfolio's fees and expenses appears in the prospectus for each Portfolio.

                           ANNUAL PORTFOLIO EXPENSES
--------------------------------------------------------------------------------
                                 Minimum                       Maximum
--------------------------------------------------------------------------------
Total Annual Portfolio              0.60%                         3.91%
Operating Expenses/1/
----------------------------------------------------------------------------------


(1) Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2003.

THE FOLLOWING EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, VARIABLE ACCOUNT ANNUAL EXPENSES, AND PORTFOLIO FEES AND EXPENSES. IN EACH CASE, THE FIRST LINE OF THE EXAMPLE ASSUMES THAT THE MAXIMUM FEES AND EXPENSES OF ANY OF THE PORTFOLIOS ARE CHARGED. THE SECOND LINE OF THE EXAMPLE ASSUMES THAT THE MINIMUM FEES AND EXPENSES OF ANY OF THE PORTFOLIOS ARE CHARGED. YOUR ACTUAL EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN BELOW.

EXAMPLE 1 (ALLSTATE PROVIDER ADVANTAGE CONTRACTS)

The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

.. invested $10,000 in the Contract for the time periods indicated,

.. earned a 5% annual return on your investment,

.. elected the Enhanced Death Benefit and Income Benefit Riders, and

.. elected the Enhanced Earnings Death Benefit Rider (assuming Contract owner is age 66-75 on the Rider Application Date).

THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.

                                       1 Year      3 Years         5 Years          10 Years
---------------------------------------------------------------------------------------------------
Costs Based on Maximum Annual          $682         $2,020         $3,320          $6,418
Portfolio Expenses
---------------------------------------------------------------------------------------------------
Costs Based on Minimum Annual          $343         $1,048         $1,779          $3,725
Portfolio Expenses
---------------------------------------------------------------------------------------------------


PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR RATE OF RETURN MAY BE HIGHER OR LOWER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES DO NOT ASSUME THAT ANY PORTFOLIO EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS ARE IN EFFECT FOR THE PERIODS PRESENTED. THE ABOVE EXAMPLES ASSUME THE ELECTION OF THE ENHANCED DEATH BENEFIT AND INCOME BENEFIT RIDERS WITH A TOTAL MORTALITY AND EXPENSE RISK CHARGE OF 1.95% FOR ALLSTATE PROVIDER ADVANTAGE CONTRACTS AND THE ENHANCED EARNINGS DEATH BENEFIT RIDER WITH AN ANNUAL FEE OF 0.35%. IF THOSE RIDERS WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER. THE EXAMPLES REFLECT THE DEDUCTION OF THE ANNUAL CONTRACT MAINTENANCE CHARGE OF $35.


                                 10  PROSPECTUS

EXAMPLE 2 (ALLSTATE PROVIDER ULTRA CONTRACTS)

The Example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

.. invested $10,000 in the Contract for the time periods indicated,

.. earned a 5% annual return on your investment,

.. surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period,

.. elected the Enhanced Death Benefit and Income Benefit Riders, and

.. elected the Enhanced Earnings Death Benefit Rider (assuming Contract owner is age 66-75 on the Rider Application Date).

THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.

                                       1 Year         3 Years       5 Years          10 Years
---------------------------------------------------------------------------------------------------
Costs Based on Maximum Annual          $1,172         $2,388         $3,573          $6,280
Portfolio Expenses
---------------------------------------------------------------------------------------------------
Costs Based on Minimum Annual          $  833         $1,412         $2,018          $3,530
Portfolio Expenses
---------------------------------------------------------------------------------------------------


EXAMPLE 3 (ALLSTATE PROVIDER ULTRA CONTRACTS)

This example uses the same assumptions as Example 2 above, except that it assumes you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of the time period.

                            1 Year    3 Years         5 Years          10 Years
----------------------------------------------------------------------------------------
Costs Based on Maximum
Annual Portfolio            $662         $1,963         $3,233          $6,280
Expenses
----------------------------------------------------------------------------------------
Costs Based on Minimum
Annual Portfolio            $323         $  987         $1,678          $3,530
Expenses
----------------------------------------------------------------------------------------


PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR RATE OF RETURN MAY BE HIGHER OR LOWER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES DO NOT ASSUME THAT ANY PORTFOLIO EXPENSE WAIVER OR REIMBURSEMENT ARRANGEMENTS ARE IN EFFECT FOR THE PERIODS PRESENTED. THE ABOVE EXAMPLES ASSUME THE ELECTION OF THE ENHANCED DEATH BENEFIT AND INCOME BENEFIT RIDERS WITH A TOTAL MORTALITY AND EXPENSE RISK CHARGE OF 1.75% FOR ALLSTATE PROVIDER ULTRA CONTRACTS AND THE ENHANCED EARNINGS DEATH BENEFIT RIDER WITH AN ANNUAL FEE OF 0.35%. IF THOSE RIDERS WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER. THE EXAMPLES REFLECT THE DEDUCTION OF THE ANNUAL CONTRACT MAINTENANCE CHARGE OF $35.






                                 11  PROSPECTUS

FINANCIAL INFORMATION
--------------------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "ACCUMULATION UNIT". Each Variable Sub-Account has a separate value for its Accumulation Units which we call "ACCUMULATION UNIT VALUE." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

The financial statements of Allstate and Allstate Financial Advisors Separate Account I, which includes financial information giving effect to the Separate Account Consolidation on a pro forma basis, also appear in the Statement of Additional Information. For a free copy of the Statement of Additional Information, please write or call us at 1-800- 755-5275.


                                 12  PROSPECTUS

THE CONTRACT
--------------------------------------------------------------------------------


CONTRACT OWNER
Each Contract is an agreement between you, the Contract Owner, and Allstate, a life insurance company. As the Contract Owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

.. the investment alternatives during the Accumulation and Payout Phases,

.. the amount and timing of your purchase payments and withdrawals,

.. the programs you want to use to invest or withdraw money,

.. the income payment plan you want to use to receive retirement income,

.. the Annuitant (either yourself or someone else) on whose life the income payments will be based,

.. the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract owner dies, and

.. any other rights that the Contract provides.

If you die, any surviving Contract owner, or, if none, the Beneficiary may exercise the rights and privileges provided to them by the Contract.

The Contract cannot be jointly owned by both a non-living person and a living person. If the Contract Owner is a grantor trust, the Contract Owner will be considered a non-living person for purposes of this section and the Death Benefits section.The maximum age of the oldest Contract Owner cannot exceed 90 as of the date we receive the completed application.

You may change the Contract owner at any time. We will provide a change of ownership form to be signed by you and filed with us. After we accept the form, the change of ownership will be effective as of the date you signed the form. Until we receive your written notice to change the Contract owner, we are entitled to rely on the most recent ownership information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change the Contract owner, you should deliver your written notice to us promptly. Each change is subject to any payment made by us or any other action we take before we accept the change.

Changing ownership of this contract may cause adverse tax consequences and may not be allowed under qualified plans. Please consult with a competent tax advisor prior to making a request for a change of Contract Owner.

The Contract can also be purchased as an IRA or TSA (also known as a 403(b)). The endorsements required to qualify these annuities under the Internal Revenue Code of 1986, as amended, ("Code") may limit or modify your rights and privileges under the Contract.


ANNUITANT
The Annuitant is the individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). You initially designate an Annuitant in your application. You may change the Annuitant at any time prior to the Payout Start Date (only if the Contract owner is a living person). Once we accept a change, it takes effect as of the date you signed the request. Each change is subject to any payment we make or other action we take before we accept it.

You may designate a joint Annuitant, who is a second person on whose life income payments depend. We permit you to name a joint Annuitant when you elect an Income Plan. If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be:

   (i) the youngest Contract owner; otherwise,

   (ii) the youngest Beneficiary.

The maximum age of any Annuitant on the date we receive the completed application for each Contract is as follows:

.. 90 - Allstate Provider Advantage

.. 90 - Allstate Provider Ultra




BENEFICIARY
You may name one or more primary and contingent Beneficiaries when you apply for a Contract. The primary Beneficiary is the person who may elect to receive the death benefit or become the new Contract Owner pursuant to the Contract if the sole surviving Contract Owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the primary Beneficiary will receive any guaranteed income payments scheduled to continue.

A contingent Beneficiary is the person selected by the Contract Owner who will exercise the rights of the primary Beneficiary if all named primary Beneficiaries die before the death of the sole surviving Contract Owner.

You may change or add Beneficiaries at any time, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed by you and filed with us. After we accept the form, the change of Beneficiary will be effective as of the date you signed the form. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly. Each beneficiary change is


                                 13  PROSPECTUS
subject to any payment made by us or any other action we take before we accept the change.

If you did not name a Beneficiary or, unless otherwise provided in the Beneficiary designation, if a named Beneficiary is no longer living and there are no other surviving primary or contingent Beneficiaries the new Beneficiary will be:

.. your spouse or, if he or she is no longer alive,

.. your surviving children equally, or if you have no surviving children,

.. your estate.

If one or more Beneficiaries survive you, we will divide the death benefit among the surviving Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.

If there is more than one Beneficiary in a class and one of the Beneficiaries predeceases the Owner, the remaining Beneficiaries in that class will divide the deceased Beneficiary share in proportion to the original share of the remaining Beneficiaries.

If there is more than one Beneficiary taking shares of the death proceeds, each Beneficiary will be treated as a separate and independent owner of his or her respective share of the death proceeds. Each Beneficiary will exercise all rights related to his or her share of the death proceeds, including the sole right to select a payout option, subject to any restrictions previously placed upon the Beneficiary. Each Beneficiary may designate a Beneficiary(ies) for his or her respective share, but that designated Beneficiary(ies) will be restricted to the payout option chosen by the original Beneficiary. If there is more than one Beneficiary and one of the Beneficiaries is a corporation or other type of non-living person, all Beneficiaries will be considered to be non-living persons for the above purposes.


MODIFICATION OF THE CONTRACT
Only an Allstate officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents have the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT
No owner has a right to assign any interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.




                                 14  PROSPECTUS

PURCHASES
--------------------------------------------------------------------------------


MINIMUM PURCHASE PAYMENTS
Your initial purchase payment must be at least $5,000 ($2,000 for Contracts issued within an IRA or TSA). All subsequent purchase payments must be $50 or more. You may make purchase payments at any time prior to the Payout Start Date. We reserve the right to limit the maximum amount of purchase payments we will accept. The most we will accept without our prior approval is $1,000,000. We reserve the right to limit the availability of investment alternatives. We also reserve the right to reject any application.


AUTOMATIC ADDITIONS PROGRAM
You may make subsequent purchase payments by automatically transferring money from your bank account. Consult your representative for more detailed information.


ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by notifying us in writing.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our home office. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our home office.

We are open for business each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "VALUATION DATES." Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern Time (3:00 p.m. Central Time). If we receive your purchase payment after 3:00 p.m. Central Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.


RIGHT TO CANCEL
You may cancel the Contract by returning it to us within the Cancellation Period, which is the 20 day period after you receive the Contract, or a longer period should your state require it. You may return it by delivering it or mailing it to us.

If you exercise this "RIGHT TO CANCEL," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account. We also will return your purchase payments allocated to the Variable Account adjusted, to the extent federal or state law permits, to reflect investment gain or loss including the deduction of mortality and expense risk charges and administrative expense charges that occurred from the date of allocation through the date of cancellation. Some states may require us to return a greater amount to you. If your Contract is qualified under Code Section 408(b), we will refund the greater of any purchase payment or the Contract Value.

In states where we are required to refund purchase payments, we reserve the right during the Cancellation Period to invest any purchase payments you allocated to a Variable Sub-Account to the Money Market Variable Sub-Account available under the Contract. We will notify you if we do so. At the end of the Cancellation Period, we will allocate the amount in the Money Market Variable Sub-Account to the Variable Sub-Account as you originally designated.






                                 15  PROSPECTUS

CONTRACT VALUE
--------------------------------------------------------------------------------

Your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value of your investment in the Fixed Account Options.


ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to credit to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.


ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

.. changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

.. the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine contract maintenance charges, withdrawal charges (ALLSTATE PROVIDER ULTRA CONTRACTS only), Enhanced Earnings Death Benefit charges (if applicable) and transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine a separate set of Accumulation Unit Values reflecting the cost of the Enhanced Death Benefit Rider, the Income Benefit Rider,* and the Enhanced Death Benefit Rider with the Income Benefit Rider.*

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.

*We discontinued offering the Income Benefit Rider as of January 1, 2004.


                                 16  PROSPECTUS

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
--------------------------------------------------------------------------------

You may allocate your purchase payments to up to 39 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including expenses and risks associated with the Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts.

PORTFOLIO               EACH PORTFOLIO SEEKS           ADVISOR
-------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
-------------------------------------------------------------------------------
 AIM V.I. Balanced       As high a total return as
 Fund - Series I         possible, consistent with
                         preservation of capital
-------------------------------------------------------
 AIM V.I. Capital
 Appreciation Fund -     Growth of capital
 Series I                                              A I M ADVISORS, INC.
-------------------------------------------------------
 AIM V.I. Core Equity    Growth of capital
 Fund - Series I
-------------------------------------------------------
 AIM V.I. Growth Fund    Growth of capital
 - Series I
-------------------------------------------------------
 AIM V.I. High Yield     A high level of income
 Fund - Series I                                       ------------------------
-------------------------------------------------------
 AIM V.I. Premier        Long-term growth of capital
 Equity Fund - Series    and income as a secondary
 I                       objective
-------------------------------------------------------
FEDERATED INSURANCE SERIES
-------------------------------------------------------------------------------
 Federated Prime Money   Current income consistent     FEDERATED INVESTMENT
 Fund II                 with stability of principal   MANAGEMENT COMPANY
                         and liquidity
-------------------------------------------------------------------------------
FIDELITY/(R)/ VARIABLE INSURANCE PRODUCTS
-------------------------------------------------------------------------------
 Fidelity VIP            Long-term capital
 Contrafund/(R)/-        appreciation
 Service Class 2
-------------------------------------------------------
 Fidelity VIP
 Equity-Income
  Portfolio - Service    Reasonable income
 Class 2
-------------------------------------------------------
 Fidelity VIP Growth
 Portfolio -  Service    Capital appreciation          FIDELITY MANAGEMENT &
 Class 2                                               RESEARCH COMPANY
-------------------------------------------------------
 Fidelity VIP High       High level of current income
 Income Portfolio -      while also considering
 Service Class 2         growth of capital
-------------------------------------------------------
                         Investment results that
                         correspond to the total
                         return of common stocks
                         publicly traded in the
 Fidelity VIP Index      United States, as
 500  Portfolio -        represented by the Standard
 Service Class 2         & Poor's 500/SM/ Index
                         (S&P500/(R)/)                 ------------------------
-------------------------------------------------------
 Fidelity VIP Overseas
 Portfolio - Service     Long-term growth of capital
 Class 2
-------------------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
-------------------------------------------------------------------------------
 FTVIP Templeton         High current income,
 Global Income           consistent with preservation  FRANKLIN ADVISERS, INC.
 Securities Fund -       of capital. Capital
 Class 2                 appreciation is a secondary
                         consideration.
-------------------------------------------------------------------------------
 FTVIP Templeton                                       TEMPLETON GLOBAL
 Growth Securities       Long-term capital growth.     ADVISORS LIMITED
 Fund - Class 2
-------------------------------------------------------------------------------
MFS/(R)/ VARIABLE INSURANCE TRUST/SM/
-------------------------------------------------------------------------------
 MFS Emerging Growth     Long-term growth of capital
 Series -  Service
 Class
-------------------------------------------------------
 MFS Investors Trust     Long-term growth of capital
 Series - Service        with a secondary objective    MFS/TM/ INVESTMENT
 Class                   to seek reasonable current    MANAGEMENT
                         income.
-------------------------------------------------------
 MFS New Discovery
 Series - Service        Capital appreciation
 Class
-------------------------------------------------------
 MFS Research Series -   Long-term growth of capital
  Service Class          and future income             ------------------------
-------------------------------------------------------
 MFS Utilities Series    Capital growth and current
 -  Service Class        income
-------------------------------------------------------

                                 17 PROSPECTUS

PORTFOLIO                       EACH PORTFOLIO SEEKS                ADVISOR
---------------------------------------------------------------------------
OPPENHEIMER VARIABLE ACCOUNT FUNDS
-------------------------------------------------------------------------------
 Oppenheimer             Capital appreciation
 Aggressive Growth
 Fund/VA
-------------------------------------------------------
                         A high total investment
                         return which includes
 Oppenheimer Balanced    current income and capital
 Fund/VA/(1)/            appreciation in the value of
                         its shares.
-------------------------------------------------------OPPENHEIMERFUNDS, INC.
                         Capital appreciation by
 Oppenheimer Capital     investing in securities of
 Appreciation Fund/VA    well-known, established
                         companies.
-------------------------------------------------------
 Oppenheimer Global      Long-term capital
 Securities  Fund/VA     appreciation
-------------------------------------------------------
                         High total return, which
                         includes growth in the value
 Oppenheimer Main        of its shares as well as
 Street Fund/VA          current income, from equity   ------------------------
                         and debt securities.
-------------------------------------------------------
 Oppenheimer Strategic   High level of current income
 Bond Fund/VA
-------------------------------------------------------
PUTNAM VARIABLE TRUST
-------------------------------------------------------------------------------
 Putnam VT Discovery     Long-term growth of capital
 Growth -  Class IB      appreciation

-------------------------------------------------------
 Putnam VT Diversified   High current income
 Income  Fund - Class    consistent with capital
 IB                      preservation                  PUTNAM INVESTMENT
-------------------------------------------------------MANAGEMENT, LLC
 Putnam VT Growth and    Capital growth and current
 Income Fund - Class     income
 IB
-------------------------------------------------------
 Putnam VT Growth
 Opportunities Fund -    Capital appreciation
 Class IB
-------------------------------------------------------
 Putnam VT Health                                      ------------------------
 Sciences Fund -         Capital appreciation
  Class IB
-------------------------------------------------------
 Putnam VT New Value     Long-term capital
 Fund -  Class IB        appreciation
-------------------------------------------------------
STI CLASSIC VARIABLE TRUST
-------------------------------------------------------------------------------
 STI Classic Capital     Capital Appreciation
 Appreciation Fund


-------------------------------------------------------
                         Long-term capital
 STI Classic Growth      appreciation with the
 and Income Fund         secondary goal of current
                         income                        TRUSCO CAPITAL
-------------------------------------------------------MANAGEMENT, INC.
 STI Classic             Long-term capital
 International Equity    appreciation
 Fund
-------------------------------------------------------
                         High total return through
 STI Classic             current income and capital
 Investment Grade Bond   appreciation, while
 Fund                    preserving the principal
                         amount invested
-------------------------------------------------------
 STI Classic Mid-Cap     Capital appreciation
 Equity Fund
-------------------------------------------------------------------------------
 STI Classic Small Cap   Capital appreciation with
 Value Equity Fund       the secondary goal of
                         current income
-------------------------------------------------------
 STI Classic Value       Current income with the
 Income Stock Fund       secondary goal of capital
                         appreciation
-------------------------------------------------------

*A portfolio's investment objective(s) may be changed by the Fund's Board of Trustees without shareholder approval.

(1) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA.

VARIABLE INSURANCE TRUST PORTFOLIOS MAY NOT BE MANAGED BY THE SAME PORTFOLIO MANAGERS WHO MANAGE RETAIL MUTUAL FUNDS WITH SIMILAR NAMES. THESE PORTFOLIOS ARE LIKELY TO DIFFER FROM RETAIL MUTUAL FUNDS IN ASSETS, CASH FLOW, AND TAX MATTERS. ACCORDINGLY, THE HOLDINGS AND INVESTMENT RESULTS OF A PORTFOLIO CAN BE EXPECTED TO BE HIGHER OR LOWER THAN THE INVESTMENT RESULTS OF SIMILARLY NAMED RETAIL MUTUAL FUNDS.

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE PORTFOLIOS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE PORTFOLIOS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.


                                 18  PROSPECTUS

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS
--------------------------------------------------------------------------------

You may allocate all or a portion of your purchase payments to the Fixed Account. You may choose from among 3 Fixed Account Options, including 2 Dollar Cost Averaging options and the option to invest in one or more Guarantee Periods included in the Guaranteed Maturity Fixed Account. We may offer additional Fixed Account options in the future. We will credit a minimum annual interest rate of 3% to money you allocate to any of the Dollar Cost Averaging Fixed Account Options. The Fixed Account Options may not be available in all states. Please consult with your representative for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general account assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to a Fixed Account Option does not entitle you to share in the investment experience of the Fixed Account.


DOLLAR COST AVERAGING FIXED ACCOUNT OPTIONS
SHORT TERM DOLLAR COST AVERAGING FIXED ACCOUNT OPTION. You may establish a Short Term Dollar Cost Averaging Program by allocating purchase payments to the SHORT TERM DOLLAR COST AVERAGING FIXED ACCOUNT OPTION ("SHORT TERM DCA FIXED ACCOUNT OPTION"). We will credit interest to purchase payments you allocate to this Option for up to six months at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound at the annual interest rate we guaranteed at the time of allocation.

We will follow your instructions in transferring amounts monthly from the Short Term DCA Fixed Account Option. However, you may not choose less than 3 or more than 6 equal monthly installments. Further, you must transfer each purchase payment and associated interest out of this Option by means of dollar cost averaging within 6 months. If you discontinue the Dollar Cost Averaging Program before the end of the transfer period, we will transfer the remaining balance in this Option to the Money Market Variable Sub-Account unless you request a different investment alternative. No transfers are permitted into the Short Term DCA Fixed Account.

For each purchase payment allocated to this Option, your first monthly transfer will occur at the end of the first month following such purchase payment. If we do not receive an allocation from you within one month of the date of payment, we will transfer each monthly installment to the Money Market Variable Sub-Account until we receive a different allocation instruction. Transferring Contract Value to the Money Market Variable Sub-Account in this manner may not be consistent with the theory of dollar cost averaging described on page 23.

EXTENDED SHORT TERM DOLLAR COST AVERAGING FIXED ACCOUNT OPTION. You may establish an Extended Short Term Dollar Cost Averaging Program by allocating purchase payments to the EXTENDED SHORT TERM DOLLAR COST AVERAGING FIXED ACCOUNT OPTION ("EXTENDED SHORT TERM DCA FIXED ACCOUNT OPTION"). We will credit interest to purchase payments you allocate to this Option for up to twelve months at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound at the annual interest rate we guaranteed at the time of allocation.

We will follow your instructions in transferring amounts monthly from the Extended Short Term DCA Fixed Account Option. However, you may not choose less than 7 or more than 12 equal monthly installments. Further, you must transfer each purchase payment and associated interest out of this Option by means of dollar cost averaging within 12 months. If you discontinue the Dollar Cost Averaging Program before the end of the transfer period, we will transfer the remaining balance in this Option to the Money Market Variable Sub-Account unless you request a different investment alternative. No transfers are permitted into the Extended Short Term DCA Fixed Account.

For each purchase payment allocated to this Option, your first monthly transfer will occur at the end of the first month following such purchase payment. If we do not receive an allocation from you within one month of the date of payment, we will transfer each monthly installment to the Money Market Variable Sub-Account until we receive a different allocation instruction. Transferring Account Value to the Money Market Variable Sub-Account in this manner may not be consistent with the theory of dollar cost averaging described on page 23.

At the end of the transfer period, any nominal amounts remaining in the Short Term Dollar Cost Averaging Fixed Account or the Extended Short Term Dollar Cost Averaging Fixed Account will be allocated to the Money Market Variable Sub-Account.


INVESTMENT RISK
We bear the investment risk for all amounts allocated to the Short Term DCA Fixed Account Option and the Extended Short Term DCA Fixed Account Option. That is because we guarantee the current and renewal interest rates we credit to the amounts you allocate to either of these Options, which will never be less than the minimum guaranteed rate in the Contract. Currently, we determine, in our sole discretion, the amount of interest credited in excess of the guaranteed rate.



We may declare more than one interest rate for different monies based upon the date of allocation to the Short


                                 19  PROSPECTUS

Term DCA Fixed Account Option and the Extended Short Term DCA Fixed Account Option. For current interest rate information, please contact your representative or our customer support unit at 1-800-755-5275.


GUARANTEE PERIODS
The Guaranteed Maturity Fixed Account is divided into Guarantee Periods. Each payment or transfer allocated to a Guarantee Period earns interest at a specified rate that we guarantee for a period of years. Guarantee Periods may range from 1 to 10 years. We are currently offering Guarantee Periods of 1, 3, 5, 7, and 10 years in length. In the future we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods.

You select the Guarantee Period for each payment or transfer. If you do not select a Guarantee Period, we will assign the same period(s) you selected for your most recent purchase payment.

Each purchase payment or transfer allocated to a Guarantee Period must be at least $50.

We reserve the right to limit the number of additional purchase payments that you may allocate to this Option.

INTEREST RATES. We will tell you what interest rates and Guarantee Periods we are offering at a particular time. We will not change the interest rate that we credit to a particular allocation until the end of the relevant Guarantee Period. We may declare different interest rates for Guarantee Periods of the same length that begin at different times.

We have no specific formula for determining the rate of interest that we will declare initially or in the future. We will set those interest rates based on investment returns available at the time of the determination. In addition, we may consider various other factors in determining interest rates including regulatory and tax requirements, our sales commission and administrative expenses, general economic trends, and competitive factors. WE DETERMINE THE INTEREST RATES TO BE DECLARED IN OUR SOLE DISCRETION. WE CAN NEITHER PREDICT NOR GUARANTEE WHAT THOSE RATES WILL BE IN THE FUTURE. For current interest rate information, please contact your representative or Allstate at 1-800-755-5275.

HOW WE CREDIT INTEREST. We will credit interest daily to each amount allocated to a Guarantee Period at a rate that compounds to the annual interest rate that we declared at the beginning of the applicable Guarantee Period. The following example illustrates how a purchase payment allocated to a Guaranteed Period would grow, given an assumed Guarantee Period and annual interest rate:

Purchase Payment.....................................................    $10,000
Guarantee Period.....................................................    5 years
Annual Interest Rate.................................................      4.50%



                          YEAR 1      YEAR 2      YEAR 3      YEAR 4       YEAR 5
                        ----------  ----------  ----------  ----------  ------------
Beginning Contract
 Value................  $10,000.00
 ^ (1 ^ Annual
 Interest Rate)              1.045
----------------------------------
                        $10,450.00
Contract Value at end
 of Contract Year.....              $10,450.00
 ^ (1 ^ Annual
 Interest Rate                           1.045
                                    ----------
                                    $10,920.25
Contract Value at end
 of Contract Year.....                          $10,920.25
 ^ (1 ^ Annual
 Interest Rate)                                      1.045
                                                ----------
                                                $11,411.66
Contract Value at end
 of Contract Year.....                                      $11,411.66
 ^ (1 ^ Annual
 Interest Rate)                                                  1.045
                                                            ----------
                                                            $11,925.19
Contract Value at end
 of Contract Year.....                                                   $11,925.19
 ^ (1 ^ Annual
 Interest Rate)                                                               1.045
                                                                        -----------
                                                                         $12,461.82


TOTAL INTEREST CREDITED DURING GUARANTEE PERIOD = $2,461.82 ($12,461.82 - $10,000.00)

This example assumes no withdrawals during the entire 5 year Guarantee Period. If you were to make a withdrawal, you may be required to pay a withdrawal charge (under ALLSTATE PROVIDER ULTRA CONTRACTS only), and the amount withdrawn may be increased or decreased by a Market Value Adjustment that reflects changes in interest rates since the time you invested the amount withdrawn. The hypothetical interest rate is for illustrative purposes only and is not intended to predict future interest rates to be declared under the Contract. Actual interest rates declared for any given Guarantee Period may be more or less than shown above.


                                 20  PROSPECTUS

RENEWALS. Prior to the end of each Guarantee Period, we will mail you a notice asking you what to do with your money, including the accrued interest. During the 30-day period after the end of the Guarantee Period, you may:

1) Take no action. We will automatically apply your money to a new Guarantee Period of the same length as the expiring Guarantee Period. The new Guarantee Period will begin on the day the previous Guarantee Period ends. The new interest rate will be our current declared rate for a Guarantee Period of that length; or

2) Instruct us to apply your money to one or more new Guarantee Periods of your choice. The new Guarantee Period(s) will begin on the day the previous Guarantee Period ends. The new interest rate will be our then current declared rate for those Guarantee Periods; or

3) Instruct us to transfer all or a portion of your money to one or more Variable Sub-Accounts of the Variable Account. We will effect the transfer on the day we receive your instructions. We will not adjust the amount transferred to include a Market Value Adjustment; or

4) Withdraw all or a portion of your money. A withdrawal charge may apply (for ALLSTATE PROVIDER ULTRA CONTRACTS only), but we will not adjust the amount withdrawn to include a Market Value Adjustment. You may also be required to pay premium taxes and income tax withholding, if applicable.

If you choose option 3 or 4 above, we will pay interest from the date the previous Guarantee Period expired until the date of the transfer or withdrawal as applicable. The interest rate will be the then current rate we are crediting for a Guarantee Period of the same length as the previous Guarantee Period.
 Amounts not withdrawn or transferred will be applied to a new Guarantee Period of the same length as the previous Guarantee Period. The new Guarantee Period will begin on the day the previous Guarantee Period ends.

MARKET VALUE ADJUSTMENT. All withdrawals and transfers from a Guarantee Period, other than those taken during the 30 day period after such Guarantee Period expires, are subject to a Market Value Adjustment. A Market Value Adjustment also will apply when you apply amounts currently invested in a Guarantee Period to an Income Plan (unless paid or applied during the 30-day period after such Guarantee Period expires). A Market Value Adjustment may apply in the calculation of the Settlement Value described in the "Death Benefit Amount" section below. We will not apply a Market Value Adjustment to a withdrawal you make:

.. within the Free Withdrawal Amount as described below,

.. that qualify for one of the waivers as described on page 25-26,

.. to satisfy the IRS minimum distribution rules for the Contract, or

.. within one year after the date of the death of the Owner as the surviving spouse continuing the Contract (limit one withdrawal only)

We apply the Market Value Adjustment to reflect changes in interest rates from the time you first allocate money to a Guarantee Period to the time you remove it from that Guarantee Period. We calculate the Market Value Adjustment by comparing the TREASURY RATE for a period equal to the Guarantee Period at its inception to the Treasury Rate for a period equal to the Guarantee Period when you remove your money. "TREASURY RATE" means the U.S. Treasury Note Constant Maturity Yield as reported in Federal Reserve Board Statistical Release H.15.

The Market Value Adjustment may be positive or negative, depending on changes in interest rates. As such, you bear the investment risk associated with changes in interest rates. If interest rates increase significantly, the Market Value Adjustment, any withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS only), and any premium taxes and income tax withholding (if applicable) could reduce the amount you receive upon full withdrawal from a Guaranteed Period to an amount that is less than the purchase payment applied to that period plus interest earned under the Contract.

During each Contract Year, you can withdraw up to 15% of the aggregate amount of your purchase payments without a Market Value Adjustment. Unused portions of this Free Withdrawal Amount are not carried forward to future Contract Years.

Generally, if the original Treasury Rate at the time you allocate money to a Guarantee Period is higher than the applicable current Treasury Rate for a period equal to the Guarantee Period, then the Market Value Adjustment will result in a higher amount payable to you, transferred or applied to an Income Plan. Conversely, if the Treasury Rate at the time you allocate money to a Guarantee Period is lower than the applicable Treasury Rate for a period equal to the Guarantee Period, then the Market Value Adjustment will result in a lower amount payable to you, transferred or applied to an Income Plan.

For example, assume that you purchase a Contract and you select an initial Guarantee Period of 5 years and the 5 year Treasury Rate for that duration is 4.50%. Assume that at the end of 3 years, you make a partial withdrawal. If, at that later time, the current 5 year Treasury Rate is 4.20%, then the Market Value Adjustment will be positive, which will result in an increase in the amount payable to you. Conversely, if the current 5 year Treasury Rate is 4.80%, then the Market Value Adjustment will be negative, which will result in a decrease in the amount payable to you.


                                 21  PROSPECTUS

The formula for calculating Market Value Adjustments is set forth in Appendix B to this prospectus, which also contains additional examples of the application of the Market Value Adjustment.




INVESTMENT ALTERNATIVES: TRANSFERS
--------------------------------------------------------------------------------


TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. You may not transfer Contract Value to either the Short Term Dollar Cost Averaging Fixed Account or the Extended Short Term Dollar Cost Averaging Fixed Account Options. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below. The minimum amount that you may transfer into a Guarantee Period is $50. We currently do not assess, but reserve the right to assess, a $10 charge on each transfer in excess of 12 per Contract Year. All transfers to or from more than one Portfolio on any given day counts as one transfer.

We will process transfer requests that we receive before 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account for up to six months from the date we receive your request. If we decide to postpone transfers for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

If you transfer an amount from a Guarantee Period other than during the 30 day period after such Guarantee Period expires, we will increase or decrease the amount by a Market Value Adjustment.

We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. You may make up to 12 transfers per Contract Year. You may not convert any portion of your fixed income payments into variable income payments. After 6 months from the Payout Start Date, you may make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments.


TELEPHONE OR ELECTRONIC TRANSFERS
You may make transfers by telephone by calling 1-800-755-5275. The cut-off time for telephone transfer requests is 3:00 p.m. Central Time. In the event that the New York Stock Exchange closes early, i.e., before 3:00 p.m. Central Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.

We may suspend, modify or terminate the telephone transfer privilege, as well as any other electronic or automated means we previously approved, at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.


MARKET TIMING AND EXCESSIVE TRADING
The Contracts are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Variable Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance. Our policy is not to accept knowingly any money intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Contract if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Contract.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If we identify a pattern of market-timing or excessive trading activity, we will make further inquiry and may, depending on the circumstances, impose trading limitations as described below under "Trading Limitations" consistent with applicable law and the Contract. Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Variable Sub-Accounts, not all market timing or excessive trading is identifiable or preventable.


                                 22  PROSPECTUS

Therefore, we cannot guarantee that we can prevent such trading activity in all cases or before it occurs.


TRADING LIMITATIONS
We reserve the right to limit transfers among the investment alternatives in any Contract Year, or to refuse any transfer request, if:

.. we believe, in our sole discretion, that certain trading practices, such as excessive trading or market timing ("Prohibited Trading Practices"), by, or on behalf of, one or more Contract Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any sub-account or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Contract Owners; or

we are informed by one or more of the Portfolios that they intend to restrict the purchase, exchange, or redemption of Portfolio shares because of Prohibited Trading Practices or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares. We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract Owners.


SHORT-TERM TRADES
All transfers involving the purchase or redemption of mutual fund shares by the Variable Account may be subject to restrictions or requirements imposed by the underlying Portfolios. Such restrictions or requirements may include the assessment of short-term trading fees in connection with transfers from a Variable Sub-Account that occur within a certain number of days following the date of allocation to the Variable Sub-Account, but will only apply to those Sub-Accounts corresponding to underlying Portfolios that explicitly require the assessment of such fees.


DOLLAR COST AVERAGING PROGRAM
Through our Dollar Cost Averaging Program, you may automatically transfer a fixed dollar amount every month from any Variable Sub-Account, the Short Term Dollar Cost Averaging Fixed Account, or the Extended Short Term Dollar Cost Averaging Fixed Account, to any of the other Variable Sub-Accounts. You may not use the Dollar Cost Averaging Program to transfer amounts to the Guarantee Periods. This program is available only during the Accumulation Phase.

We will not charge a transfer fee for transfers made under this Program, nor will such transfer count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for instructions on how to enroll.


AUTOMATIC PORTFOLIO REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our AUTOMATIC PORTFOLIO REBALANCING PROGRAM, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. We will not include money you allocate to the Fixed Account Options in the Automatic Portfolio Rebalancing Program.

We will rebalance your account monthly, quarterly, semi-annually, or annually, depending on your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your request. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

  Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the Fidelity VIP High Income Variable Sub-Account and 60% to be in the AIM V.I. Core Equity Variable Sub-Account. Over the next 2 months the bond market does very well relative to the stock market. At the end of the first quarter, the Fidelity VIP High Income Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the Fidelity VIP High Income Variable Sub-Account and use the money to buy more units in the AIM V.I. Core Equity Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee.

Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.


                                 23  PROSPECTUS

EXPENSES
--------------------------------------------------------------------------------

As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.


CONTRACT MAINTENANCE CHARGE
During the Accumulation Phase, on each Contract Anniversary, we will deduct a $35 contract maintenance charge from your Contract Value invested in each Variable Sub-Account in proportion to the amount invested. If you surrender your Contract, we will deduct the contract maintenance charge pro rated for the part of the Contract Year elapsed, unless your Contract qualifies for a waiver, described below. During the Payout Phase, we will deduct the charge proportionately from each income payment.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract owners and regulatory agencies.

We cannot increase the charge. However, we will waive this charge if, as of the Contract Anniversary or upon full surrender:

.. your Contract Value equals $50,000 or more, or

.. all money is allocated to the Fixed Account.

After the Payout Start Date, we will waive the charge if the Contract Value is $50,000 or more as of the Payout Start Date.


MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily from the net assets you have invested in the Variable Sub-Accounts. The annual rate of the charge is:

.. 1.45% for ALLSTATE PROVIDER ADVANTAGE CONTRACTS

.. 1.25% for ALLSTATE PROVIDER ULTRA CONTRACTS

If you select the Income Benefit Rider* or the Enhanced Death Benefit Rider, the mortality and expense risk charge will include an additional 0.25% for the Rider. If you select both the Income Benefit Rider* and the Enhanced Death Benefit Rider, the mortality and expense risk charge will include an additional 0.50% for these Riders.

*We discontinued offering the Income Benefit Rider as of January 1, 2004. Fees shown apply to Contract Owners who selected the Rider prior to January 1, 2004.

The mortality and expense risk charge is for the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the Enhanced Death Benefit Rider and the Income Benefit Rider to compensate us for the additional risk that we accept by providing these Riders.

We guarantee that we will not raise the mortality and expense risk charge. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase. After the Payout Start Date, mortality and expense risk charges for the Enhanced Death Benefit and the Income Benefit will cease.


ENHANCED EARNINGS DEATH BENEFIT RIDER FEE
If you elect the Enhanced Earnings Death Benefit Rider, we will deduct an annual charge from your Contract Value on each Contract Anniversary during the Accumulation Phase. The annual charge is calculated as a percentage of your Contract Value on the Contract Anniversary and is based on the oldest Contract owner's age on the Rider Application Date (described below) as follows:

                                 Age                                    Annual Charge
                                 ---                                    ------ ------
                                0-55                                             0.10%
                                56-65                                            0.20%
                                66-75                                            0.35%


We first deduct this annual fee from the Variable Sub-Accounts on a pro rata basis. If the Contract Value in the Variable Sub-Accounts is not sufficient to cover the charge, we will deduct the remaining charge from the Guarantee Periods, beginning with the oldest Guarantee Period. On the first Contract Anniversary after we issue the Rider, we will deduct the Rider charge pro rated to reflect the number of complete months the Rider was in effect during such Contract Year. Also, if you surrender your Contract, we will deduct the Rider charge (multiplied by the Contract Value immediately prior to the surrender) pro rated to reflect the number of complete months the Rider was in effect during the current Contract Year.


ADMINISTRATIVE EXPENSE CHARGE
We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase.
 We guarantee that we will not raise this charge.


                                 24  PROSPECTUS

WITHDRAWAL CHARGE                               (ALLSTATE PROVIDER ULTRA
CONTRACTS ONLY)
We may assess a withdrawal charge of up to 7% of the purchase payment(s) you withdraw. The charge declines to 0% over a 7 year period that begins on the day we receive your payment. If you make a withdrawal before the Payout Start Date, we will apply the withdrawal charge percentage in effect on the date of withdrawal, or the withdrawal charge percentage in effect on the following day, whichever is lower. A schedule showing how the charge declines is shown on page
9. During each Contract Year, you can withdraw up to 15% of the aggregate amount of your purchase payments without paying the charge. Unused portions of this "Free Withdrawal Amount" are not carried forward to future Contract Years.
 We will deduct withdrawal changes, if applicable, from the amount paid.

For purposes of calculating the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first. However, for federal income tax purposes, please note that withdrawals are considered to have come first from earnings, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

.. on the Payout Start Date (a withdrawal charge may apply if you terminate income payments to be received for a specified period);

.. withdrawals taken to satisfy IRS minimum distribution rules for the Contract;
  or

.. withdrawals that qualify for one of the waivers as described below.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distributional expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals also may be subject to tax penalties or income tax and a Market Value Adjustment. You should consult your own tax counsel or other tax advisers regarding any withdrawals.


TRANSFER FEE
We do not currently impose a fee upon transfers among the investment alternatives. However, we reserve the right to charge $10 per transfer after the 12th transfer in each Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.

CONFINEMENT WAIVER. We will waive the withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS only), and a negative Market Value Adjustment, if applicable, will not occur on all withdrawals taken prior to the Payout Start Date under your Contract if the following conditions are satisfied:

1. You or the Annuitant, if the Contract owner is not a living person, are confined to a long term care facility or a hospital for at least 90 consecutive days. You or the Annuitant must enter the long term care facility or hospital at least 30 days after the Issue Date;

2. You request the withdrawal and provide written proof of the stay no later than 90 days following the end of your or the Annuitant's stay at the long term care facility or hospital; and

3. A physician must have prescribed the stay and the stay must be medically necessary (as defined in the Contract).

You may not claim this benefit if you, the Annuitant, or a member of your or the Annuitant's immediate family, is the physician prescribing your or the Annuitant's stay in a long term care facility.

TERMINAL ILLNESS WAIVER. We will waive the withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS only), and a negative Market Value Adjustment, if applicable, will not occur on all withdrawals taken prior to the Payout Start Date under your Contract if:

1. you or the Annuitant (if the Contract owner is not a living person) are first diagnosed with a terminal illness at least 30 days after the Issue Date; and

2. you claim this benefit and deliver adequate proof of diagnosis to us.

UNEMPLOYMENT WAIVER. We will waive the withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS only), and a negative Market Value Adjustment, if applicable, will not occur on one partial or a full withdrawal taken prior to the Payout Start Date under your Contract, if you meet the following requirements:

1. you or the Annuitant, (if the Contract owner is not a living person), become unemployed at least one year after the Issue Date;

2. you or the Annuitant, (if the Contract owner is not a living person), receive unemployment compensation as defined in the Contract for at least 30 days as a result of that unemployment; and

3. you or the Annuitant, (if the Contract owner is not a living person), claim this benefit within 180 days of your or the Annuitant's initial receipt of unemployment compensation.

Please refer to your Contract for more detailed information about the terms and conditions of these waivers.

The laws of your state may limit the availability of these waivers and may also change certain terms and/or benefits available under the waivers. You should consult your Contract for further details on these variations. Also, even if you do not need to pay a withdrawal charge


                                 25  PROSPECTUS

(ALLSTATE PROVIDER ULTRA CONTRACTS ONLY), or a Market Value Adjustment because of these waivers, you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult your tax adviser to determine the effect of a withdrawal on your taxes.


PREMIUM TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Contract Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender. Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs, including payment upon death. At our discretion, we may discontinue this practice and deduct premium taxes from the purchase payments. Premium taxes generally range from 0% to 4%, depending on the state.

At the Payout Start Date, if applicable, we deduct the charge for premium taxes from each investment alternative in the proportion that the Contract value in the investment alternative bears to the total Contract Value.




DEDUCTION FOR SEPARATE ACCOUNT INCOME TAXES
We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the Taxes section.


OTHER EXPENSES
Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the Funds. For a summary of minimum and maximum Portfolio annual expenses, see page 10. We may receive compensation from the investment advisers or administrators of the Portfolios in connection with the administrative distribution, and other services we provide to the Portfolios.


ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can withdraw some or all of your Contract Value at any time prior to the Payout Start Date. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page 27.

The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our home office, adjusted by any Market Value Adjustment less any withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS only), contract maintenance charges, Enhanced Earnings Death Benefit Rider fee (if applicable), income tax withholding, and any premium taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You can withdraw money from the Variable Account or the Fixed Account Options.

To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS only) and premium taxes.

You must name the investment alternative from which you are taking the withdrawal. If none is specified, we will deduct your withdrawal pro-rata from the Variable Sub-Accounts according to the value of your investments therein.

In general, you must withdraw at least $50 at a time. You also may withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account.

If you request a total withdrawal, we may require you to return your Contract to us.

Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 591/2, may be subject to an additional 10% federal tax penalty.


POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2. An emergency exists as defined by the SEC; or

3. The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Options for up to 6 months (or shorter period if required by law). If we delay payment for 30 days or more, we will pay interest as required by law.


                                 26  PROSPECTUS

SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $50. At our discretion, systematic withdrawals may not be offered in conjunction with the Dollar Cost Averaging Program or Automatic Portfolio Rebalancing Program.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Please consult your tax advisor before taking any withdrawal.

We will make systematic withdrawal payments to you or your designated payee. At our discretion, we may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.




MINIMUM CONTRACT VALUE
If your request for a partial withdrawal would reduce your Contract Value to less than $2,000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. Before terminating any Contract whose value has been reduced by withdrawals to less than $2,000, we would inform you in writing of our intention to terminate your Contract and give you at least 30 days in which to make an additional purchase payment to restore your Contract's value to the contractual minimum of $2,000. If we terminate your Contract, we will distribute to you its Contract Value, adjusted by any applicable Market Value Adjustment, less any withdrawal charges (ALLSTATE PROVIDER ULTRA CONTRACTS only) and any other applicable charges and taxes.


INCOME PAYMENTS
--------------------------------------------------------------------------------


PAYOUT START DATE
You select the Payout Start Date in your application. The Payout Start Date is the day that we apply your money to an Income Plan. The Payout Start Date must be:

.. at least 30 days after the Issue Date; and

.. no later than the day the Annuitant reaches age 90, or the 10th Contract
  Anniversary, if later.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.


INCOME PLANS
An Income Plan is a series of scheduled payments to you or someone you designate. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years.

A portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of your investment in the Contract, which is also called the "basis". Once the investment in the Contract is depleted, all remaining payments will be fully taxable. If the Contract is tax-qualified, generally, all payments will be fully taxable. Taxable payments taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

Three Income Plans are available under the Contract. Each is available to provide:

.. fixed income payments;

.. variable income payments; or

.. a combination of the two.

The three Income Plans are:

INCOME PLAN 1 - LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 2 - JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant is alive. If both the Annuitant and the joint Annuitant die before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 3 - GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD (5 YEARS TO 30 YEARS). Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. You may elect to receive guaranteed payments for periods ranging from 5 to 30 years. Income payments for less than 120 months may be subject to a withdrawal charge (ALLSTATE PROVIDER ULTRA CONTRACTS only). We will deduct the mortality and expense risk charge from the Variable Sub-Account assets that support variable income payments even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guarantee periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend


                                 27  PROSPECTUS
on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant are alive before we make each payment. Please note that under such Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving variable income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case, you may terminate all or part of the income payments at any time and receive a lump sum equal to their present value as of the close of the Valuation Date on which we receive your request. To determine the present value of any remaining variable income payments being withdrawn, we use a discount rate equal to the assumed annual investment rate that we use to compute such variable income payments. The minimum amount you may withdraw under this feature is $1,000. A withdrawal charge may apply (ALLSTATE PROVIDER ULTRA CONTRACTS only). We deduct applicable premium taxes from the Contract Value at the Payout Start Date.

We may make other Income Plans available.

You must apply at least the Contract Value in the Fixed Account on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account to fixed income payments.

You may restrict income payments to Beneficiaries by providing us a written request. Once we accept the written request, the change or restriction will take effect as of the date you signed the request. Any change is subject to any payment we make or any other action we take before we accept the change.

We will apply your Contract Value, adjusted by any applicable Market Value Adjustment, less applicable taxes to your Income Plan on the Payout Start Date. If the amount available to apply under an Income Plan is less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

.. pay you the Contract Value, adjusted by any applicable Market Value Adjustment and less any applicable taxes, in a lump sum instead of the periodic payments you have chosen; or

.. reduce the frequency of your payments so that each payment will be at least
  $20.


VARIABLE INCOME PAYMENTS
The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolios; and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

We reserve the right to make other assumed investment rates available under each Contract.


FIXED INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. We calculate the fixed income payments by:

1. adjusting the portion of the Contract Value in any Fixed Account Option on the Payout Start Date by any applicable Market Value Adjustment;

2. deducting any applicable premium tax; and

3. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to 6 months or any shorter time state law may


                                 28  PROSPECTUS
require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.


INCOME BENEFIT RIDER
QUALIFICATIONS. Effective January 1, 2004, we ceased offering the Income Benefit Rider (except in a limited number of states). The following describes the Income Benefit Rider for Contract Owners who elected the Option prior to January 1, 2004. To qualify for the income benefit payments under this Rider, you must meet the following requirements as of the Payout Start Date:

.. You must elect a Payout Start Date that is on or after the 10th anniversary of the date this Rider was made a part of your Contract ("RIDER DATE");

.. The Payout Start Date must be prior to the oldest Annuitant's 90th birthday;

.. The Payout Start Date must occur during the 30 day period following a Contract
  Anniversary;

.. You must elect to receive fixed income payments, which will be calculated using the guaranteed payout rates listed in your Contract; and

.. The Income Plan you selected must provide for payments guaranteed for either a single life or joint lives with a specified period of at least:

  . 10 years, if the youngest Annuitant's age is 80 or less on the Payout Start Date, or

  . 5 years, if the youngest Annuitant's age is greater than 80 on the Payout Start Date.

If, however, you apply the Contract Value and not the Income Benefit to an Income Plan, then you may select fixed and/or variable income payments under any Income Plan we offer at that time. If you expect to apply your Contract Value to variable and/or fixed income payment options, or you expect to apply your Contract Value to current annuity payment rates then in effect, electing the Income Benefit Rider may not be appropriate.

Prior to the Payout Start Date, the Income Benefit Rider will terminate and charges for this Rider will cease when the Contract terminates. The mortality and expense risk charge for this Rider will cease on the Payout Start Date.

ALLSTATE PROVIDER ULTRA CONTRACTS ONLY:

 The Income Benefit Rider will no longer be in effect and the mortality and expense charge for the Rider will end upon the change of the named Annuitant for reasons other than death.


INCOME BASE
The Income Base is used solely for the purpose of calculating the guaranteed income benefit under this Rider ("Guaranteed Income Benefit") and does not provide a Contract Value or guarantee performance of any investment option. On the Rider Date, the Income Base is equal to the Contract Value. After the Rider Date, the Income Base plus any subsequent purchase payments and less a withdrawal adjustment (described below) for any subsequent withdrawals will accumulate daily at a rate equivalent to 5% per year until the earlier of the Payout Start Date, or the first day of the month after the oldest Contract Owner's (Annuitant, if the Contract Owner is not a living person) 85th birthday.


WITHDRAWAL ADJUSTMENT
The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c) where:

  (a) = the withdrawal amount

  (b) = the Contract Value immediately prior to the withdrawal, and

  (c) = the most recently calculated Income Base.

The Guaranteed Income Benefit amount is determined by applying the Income Base less any applicable taxes to the guaranteed rates for the Income Plan you elect. The Income Plan you elect must satisfy the conditions described above.

On the Payout Start Date, the income payment will be the greater of the Guaranteed Income Benefit or the income payment provided in the payout phase section of your Contract.


CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by applicable law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.


                                 29  PROSPECTUS

DEATH BENEFITS
--------------------------------------------------------------------------------

We will pay a death benefit prior to the Payout Start Date on:

1. the death of any Contract owner or,

2. the death of the Annuitant, if the Contract is owned by a non-living person.

We will pay the death benefit to the new Contract owner as determined immediately after the death. The new Contract owner would be a surviving Contract owner or, if none, the Beneficiary(ies). In the case of the death of the Annuitant, we will pay the death benefit to the current Contract owner.

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for settlement of the death benefit. If we receive a request after 3 p.m. Central Time on a Valuation Date, we will process the request as of the end of the following Valuation Date.

When there are multiple Beneficiaries, we will only value the death benefit at the time the first Beneficiary submits the necessary documentation in good order. Any death benefit amounts attributable to any Beneficiary that remain in the investment alternatives are subject to investment risk.

A complete request for settlement of the death benefit must include DUE PROOF OF DEATH. We will accept the following documentation as "Due Proof of Death":

.. a certified copy of a death certificate,

.. a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

.. any other proof acceptable to us.

DEATH BENEFIT AMOUNT. Prior to the Payout Start Date, if we receive a complete request for settlement of the death benefit within 180 days of the date of death, the death benefit is equal to the greatest of:

1. the Contract Value as of the date we determine the value of the death benefit, or

2. the SETTLEMENT VALUE (that is, the amount payable on a full withdrawal of Contract Value) on the date we determine the value of the death benefit, or

3. the highest amount computed by taking the Contract Value on each DEATH BENEFIT ANNIVERSARY prior to the date we determine the death benefit, increased by purchase payments made since that Death Benefit Anniversary and reduced by an adjustment for any partial withdrawals since that Death Benefit Anniversary.

A "Death Benefit Anniversary" is every seventh Contract Anniversary beginning with the Issue Date. For example, the Issue Date, 7th and 14th Contract Anniversaries are the first 3 Death Benefit Anniversaries.

In calculating the Settlement Value when a death benefit is paid, the amount in each individual Guarantee Period may be subject to a Market Value Adjustment. A Market Value Adjustment will apply to amounts in a Guarantee Period, unless we calculate the Settlement Value during the 30-day period after the expiration of the Guarantee Period. Also, the Settlement Value will reflect the deduction of any applicable withdrawal charges, contract maintenance charges, and premium taxes. Contract maintenance charges will be pro-rated for the part of the Contract Year elapsed as of the date we determine the Settlement Value, unless your Contract qualifies for a waiver as described under the "Expenses - Contract Maintenance Charge" on page 24.

The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c), where:

  (a) = is the withdrawal amount;

  (b) = is the Contract Value immediately prior to the withdrawal; and

  (c) = is the Contract value on the Death Benefit Anniversary adjusted by any prior purchase payments or withdrawals made since that Anniversary.

If we do not receive a complete request for settlement of the death benefit within 180 days of the date of death, the death benefit is equal to the greater of:

1) the Contract Value as of the date we determine the death benefit, or

2) the Settlement Value as of the date we determine the death benefit.

We reserve the right to extend the 180-day period on a non-discriminatory basis.


ENHANCED DEATH BENEFIT RIDER
For Contract owners and Annuitants up to and including age 80 as of the date we receive the completed application or a written request to add this rider, whichever is later ("Rider Application Date"), the Enhanced Death Benefit Rider is an optional benefit that you may elect. If the Contract owner is a living individual, the Enhanced Death Benefit applies only upon the death of the Contract owner. If the Contract owner is not a living individual, the Enhanced Death Benefit applies only upon the death of the Annuitant. For Contracts with the Enhanced Death Benefit Rider, the death benefit will be the greatest of (1) through (3) above, or (4) the Enhanced Death Benefit. The Enhanced Death Benefit is equal to the greater of the Enhanced Death Benefit A or Enhanced Death Benefit B. Enhanced Death Benefit A or B may not be available in all states. The Enhanced Death Benefit will never be greater than the maximum death benefit allowed by any state nonforfeiture laws that govern the Contract.


                                 30  PROSPECTUS

If we do not receive a complete request for settlement of the death benefit within 180 days of the date of death, the Enhanced Death Benefit will not apply and the death benefit is equal to the greater of:

1) the Contract Value as of the date we determine the death benefit, or

2) the Settlement Value as of the date we determine the death benefit.

If the Owner is a living person, the Enhanced Death Benefit is payable and the Rider will terminate and the mortality and expense charge for the Rider will cease upon the death of the Owner, unless the Contract and Rider are continued as permitted by a surviving spouse, as described below. If the Owner is a non-living person, the Enhanced Death Benefit is payable and the Rider will terminate and charges for the Rider will cease upon the death of the Annuitant.

The Enhanced Death Benefit Rider and charges for the Rider will terminate:

.. when the Contract owner is changed for reasons other than death;

.. if the Contract owner is a non-living person, when the Annuitant is changed for reasons other than death; or

.. on the Payout Start Date.

The Rider may not be available in all states. We may discontinue the offering of the Rider at any time.

ENHANCED DEATH BENEFIT A. On the date we issue the Rider ("RIDER DATE"), Enhanced Death Benefit A is equal to the Contract Value on that date. After the Rider Date, Enhanced Death Benefit A is the greatest of the ANNIVERSARY VALUES as of the date we determine the death benefit. The "Anniversary Value" is equal to the Contract Value on a Contract Anniversary, increased by purchase payments made since that Anniversary and reduced by a withdrawal adjustment, as described below, for any partial withdrawals since that Anniversary.

We will calculate Anniversary Values for each Contract Anniversary up until the earlier of:

.. the date we determine the death benefit; or

.. the first Contract Anniversary following the oldest Contract owner's or, if the Contract owner is not a living person, the Annuitant's 80th birthday, or the first day of the 61st month following the Rider Date, whichever is later.

After age 80, or the first day of the 61st month following the Rider Date, whichever is later, we will recalculate the Enhanced Death Benefit A only for purchase payments and withdrawals.

The withdrawal adjustment is equal to (a) divided by (b), and the result multiplied by (c) where:

  (a) = is the withdrawal amount,

  (b) = is the Contract Value immediately prior to the withdrawal, and

  (c) = the most recently calculated Enhanced Death Benefit A.

ENHANCED DEATH BENEFIT B. The Enhanced Death Benefit B on the Rider Date is equal to the Contract Value on that date. After the Rider Date, the Enhanced Death Benefit B, plus any subsequent purchase payments and less a withdrawal adjustment, as described below, will accumulate daily at a rate equivalent to 5% per year until the earlier of:

.. the date we determine the death benefit; or

.. the first day of the month following the oldest Contract owner's or, if the Contract owner is not a living person, the Annuitant's 80th birthday, or the first day of the 61st month following the Rider Date, whichever is later.

The withdrawal adjustment is equal to (a) divided by (b), and the result multiplied by (c) where:

  (a) = the withdrawal amount,

  (b) = is the Contract Value immediately prior to the withdrawal, and

  (c) = is the most recently calculated Enhanced Death Benefit B.

After age 80, or the first day of the 61st month following the Rider Date, whichever is later, we will recalculate the Enhanced Death Benefit B only for purchase payments and withdrawals.

SPOUSAL CONTINUATION UNDER ALLSTATE PROVIDER ADVANTAGE CONTRACTS. If you elected the Enhanced Death Benefit Rider, and your spouse continues the Contract as described above, the Enhanced Death Benefit Rider and the mortality and expense risk charge for this Rider will terminate if your spouse is over age 80 on the date the Contract is continued. If the Enhanced Death Benefit Rider does continue, then the following conditions will apply:

.. The Contract Value on the date the Contract is continued will equal the death benefit amount;

.. Enhanced Death Benefit A will continue to be recalculated for purchase payments, withdrawals, and on Contract Anniversaries after the date the Contract is continued until the earlier of:

1. the first Contract Anniversary after the oldest new Owner's 80th birthday. After age 80, the Enhanced Death Benefit A will be recalculated only for purchase payments and withdrawals; or

2. the date we determine the death benefit;

unless the deceased Owner was age 80 or older on the date of death. In this case, the Enhanced Death Benefit A will be recalculated only for purchase payments and withdrawals after the date the Contract is continued.


                                 31  PROSPECTUS

.. The amount of the Enhanced Death Benefit B as of the date the Contract is continued and any subsequent purchase payments and less any subsequent withdrawal adjustments will accumulate daily at a rate equivalent to 5% per year after the date the Contract is continued, until the earlier of:

1. the first day of the month following the oldest new Owner's 80th birthday. After age 80, the Enhanced Death Benefit B will be recalculated only for purchase payments and withdrawals; or

2. the date we determine the death benefit;

unless the deceased Owner was age 80 or older on the date of death. In this case, the Enhanced Death Benefit B will be recalculated only for purchase payments and withdrawals after the date the Contract is continued.

SPOUSAL CONTINUATION UNDER ALLSTATE PROVIDER ULTRA CONTRACTS. If you elected the Enhanced Death Benefit Rider, and your spouse continues the Contract as described above, on the date the Contract is continued, the Rider Date will be reset to the date the Contract is continued. For purposes of calculating future death benefits, your spouse's age on this new Rider Date will be used to determine applicable death benefit amounts.


ENHANCED EARNINGS DEATH BENEFIT RIDER
For Contract owners and Annuitants up to and including age 75 as of the Rider Application Date, the Enhanced Earnings Death Benefit Rider is an optional benefit that you may elect.

The Rider may not be available in all states. We may discontinue the offering of the Rider at any time.

If we do not receive a complete request for settlement of the death benefit within 180 days of the date of death, the Enhanced Death Benefit will not apply and the death benefit is equal to the greater of:

1) the Contract Value as of the date we determine the death benefit, or

2) the Settlement Value as of the date we determine the death benefit.

If the Contract owner is a living person, the Enhanced Earnings Death Benefit Rider applies only upon the death of the Contract owner. If the Contract owner is not a living individual, the Enhanced Earnings Death Benefit Rider applies only upon the death of the Annuitant. If the Owner is a living person, the Enhanced Earnings Death Benefit is payable and the Rider will terminate and the annual charge for the Rider will cease upon the death of the Owner, unless the Contract and Rider are continued as permitted by a surviving spouse, as described below. If the Owner is a non-living person, the Enhanced Earnings Death Benefit is payable and the Rider will terminate and the annual charge for the Rider will cease upon the death of the Annuitant.

The Enhanced Earnings Death Benefit Rider and the annual charge for the rider will terminate:

.. when the Contract owner is changed for reasons other than death;

.. if your spouse continues the Contract as described below and your spouse is over age 75 on the date the Contract is continued, (or if your spouse elects to terminate the Rider);

.. if the Contract owner is a non-living person, when the Annuitant is changed for reasons other than death or when the Annuitant dies; or

.. on the Payout Start Date.

ALLSTATE PROVIDER ADVANTAGE CONTRACTS:

Under the Enhanced Earnings Death Benefit Rider, if the oldest Contract owner (or the Annuitant if the Contract owner is a non-living person) is age 55 or younger on the Rider Application Date, the death benefit is increased by:

.. The lesser of 80% of In-Force Premium (excluding purchase payments made after the Rider Date and in the twelve month period immediately preceding the death of the Owner, or Annuitant if the Owner is a non-living person), or 40% of In-Force Earnings, calculated as of the date we receive due proof of death.

If the oldest Contract owner (or the Annuitant if the Contract owner is a non-living person) is between the ages of 56 and 65 on the Rider Application Date, the death benefit is increased by:

.. The lesser of 60% of In-Force Premium (Excluding purchase payments made after the Rider Date and in the twelve month period immediately preceding the death of the Owner, or annuitant is the Owner is a non-living person), or 30% of In-Force Earnings.

If the oldest Contract owner (or the Annuitant if the Contract owner is a non-living person) is between the ages of 66 and 75 on the Rider Application Date, the death benefit is increased by:

.. The lesser of 40% of In-Force Premium (excluding purchase payments made after the Rider Application Date and in the twelve month period immediately preceding the death of the Owner, or Annuitant if the Owner is a non-living person), or 20% of In-Force Earnings, calculated as of the date we receive due proof of death.

ALLSTATE PROVIDER ULTRA CONTRACTS:

Under the Enhanced Earnings Death Benefit Rider, if the oldest Contract owner (or the Annuitant if the Contract owner is a non-living person) is age 55 or younger on the Rider Application Date, the death benefit is increased by:

.. 40% of the lesser of 200% of In-Force Premium (excluding purchase payments made in the 12-month period immediately preceding the date of death) or the In-Force Earnings. ("In-Force Earnings" are


                                 32  PROSPECTUS
  referred to as "Death Benefit Earnings" in the ALLSTATE PROVIDER ULTRA CONTRACTS, but we use the term "In-Force Earnings" in this prospectus for convenience).

If the oldest Contract owner (or the Annuitant if the Contract owner is a non-living person) is between the ages of 56 and 65 on the Rider Application Date, the death benefit is increased by:

.. 30% of the lesser of 200% of the In-Force Premium (excluding purchase payments made in the 12-month period immediately preceding the date of death) or the In-Force Earnings.

If the oldest Contract owner (or the Annuitant if the Contract owner is a non-living person) is between the ages of 66 and 75 on the Rider Application Date, the death benefit is increased by:

.. 20% of the lesser of 200% of the In-Force Premium (excluding purchase payments made in the 12-month period immediately preceding the date of death) or the In-Force earnings.

BOTH CONTRACTS:

For purpose of calculating the Enhanced Earnings Death Benefit, the following definitions apply:

  In-Force Premium equals the Contract Value on the Rider Date plus all purchase payments made after the Rider Date less the sum of all Excess-of-Earnings Withdrawals after the Rider Date. If the Rider Date is the same as the Issue Date, then the Contract Value on the Rider Date is equal to your initial purchase payment.

  In-Force Earnings equal the Contract Value minus the In-Force Premium. The In-Force Earnings amount will never be less than zero.

  An Excess-of-Earnings Withdrawal is the amount of a withdrawal in excess of the In-Force Earnings in the Contract immediately prior to the withdrawal.

We will calculate the Enhanced Earnings Death Benefit Rider as of the date we receive a complete request for settlement of the death benefit. We will pay the Enhanced Earnings Death Benefit with the death benefit as described under "Death Benefit Payments" below.

SPOUSAL CONTINUATION. If you elected the Enhanced Earnings Death Benefit Rider, and your spouse continues the Contract as described below, the Enhanced Earnings Death Benefit Rider and the annual charge for this Option will terminate if the oldest new Contract owner is over age 75 on the date the Contract is continued, or if your spouse elects to terminate the Rider. If the Enhanced Earnings Death Benefit Rider is not terminated, on the date the Contract is continued, the Rider Date for this Rider will be reset to the date the Contract is continued ("new Rider Date"). The age of the surviving spouse (oldest Contract owner for ALLSTATE PROVIDER ADVANTAGE CONTRACTS) on the new Rider Date will be used to determine the Enhanced Earnings Death Benefit after the new Rider Date. Also, the age of the surviving spouse (oldest Contract owner for ALLSTATE PROVIDER ADVANTAGE CONTRACTS) on the new Rider Date will be used to determine the annual charge for the Rider after the new Rider Date.

The value of the Enhanced Earnings Death Benefit largely depends on the amount of earnings that accumulate under your Contract. If you expect to withdraw the earnings from your Contract Value, electing the Enhanced Earnings Death Benefit Rider may not be appropriate. For purposes of calculating the Enhanced Earnings Death Benefit, earnings are considered to be withdrawn first before purchase payments. Your financial advisor can help you decide if the Enhanced Earnings Death Benefit Rider is right for you.

For examples of how the death benefit is calculated under the Enhanced Earnings Death Benefit Rider, see Appendix C.


DEATH BENEFIT PAYMENTS
If the sole new Contract Owner is your spouse, the new Contract Owner may:

1) elect to receive the death benefit in a lump sum, or

2) elect to apply the death benefit to an Income Plan. Payments from the Income Plan must begin within one year of the date of death and must be payable throughout:

.. the life of the new Contract Owner;

.. for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the new Contract Owner; or

.. over the life of the new Contract Owner with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the new Contract Owner.

If your spouse does not elect one of the options above the Contract will continue in the Accumulation Phase as if the death had not occurred. If the contract is continued in the Accumulation Phase, the following conditions apply:

On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the end of the Valuation Date on which we received a complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time). Unless otherwise instructed by the continuing spouse, the excess, if any, of the death benefit over the Contract Value will be allocated to the Sub-Accounts of the Variable Account. This excess will be allocated in proportion to your Contract Value in those Sub-Accounts as of the end of the Valuation Date on which we receive the complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time), except that any portion of this excess


                                 33  PROSPECTUS
attributable to the Fixed Account Options will be allocated to the Money Market Variable Sub-Account.

Within 30 days of the date the Contract is continued, your surviving spouse may choose one of the following transfer alternatives without incurring a transfer fee:

   (i) transfer all or a portion of the excess among the Variable Sub-Accounts;

   (ii) transfer all or a portion of the excess into the Guarantee Maturity Fixed Account and begin a new Guarantee Period; or

   (iii) transfer all or a portion of the excess into a combination of Variable Sub-Accounts and the Guarantee Maturity Fixed Account.

Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in your Contract.

The surviving spouse may make a single withdrawal of any amount within one year of the date of your death without incurring a Market Value Adjustment or withdrawal charge. Only one spousal continuation is allowed under this Contract.

Prior to the Payout Start Date, the death benefit of the continued Contract will be as described under Death Benefit Amount above.

If the new Contract Owner is not your spouse but is a living person, or if there are multiple living persons new Contract Owners the new Contract Owner may:

1) elect to receive the death benefit in a lump sum, or

2) elect to apply the death benefit to an Income Plan.

Payments from the Income Plan must begin within one year of the date of death and must be payable throughout:

.. the life of the new Contract Owner;

.. for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the new Contract Owner; or

.. over the life of the new Contract Owner with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the new Contract Owner.

If the new Contract Owner does not elect one of the options above then the new Contract Owner must receive the Contract Value payable within 5 years of your date of death. The Contract Value will equal the amount of the death benefit as determined as of the end of the Valuation Date on which we receive the complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time). Unless otherwise instructed by the new Contract Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Money Market Variable Sub-Account. The new Contract Owner may exercise all rights as set forth in the Transfers section of the Contract during this 5 year period.

No additional purchase payments may be added to the Contract under this election. Any withdrawal charges applicable under ALLSTATE PROVIDER ULTRA CONTRACTS will be waived for any withdrawals made during this 5 year period; however, amounts withdrawn may be subject to a Market Value Adjustment.

If the new Contract Owner dies prior to the receiving all of the Contract Value, then the new Contract Owner's named beneficiary(ies) will receive the greater of the Settlement Value or the remaining Contract Value. This amount must be received as a lump sum within 5 years of the date of the original Contract Owner's death.

If the new Contract Owner is a corporation, trust, or other non- living person:

(a)
The new Contract Owner may elect to receive the death benefit in a lump sum; or

(b)
If the new Contract Owner does not elect the option above, then the new Contract Owner must receive the Contract Value payable within 5 years of your date of death. The Contract Value will equal the amount of the death benefit as determined as of the end of the Valuation Date on which we receive the complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time). Unless otherwise instructed by the new Contract Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Money Market Variable Sub-Account. The new Contract Owner may exercise all rights as set forth in the Transfers provision of the Contract during this 5 year period.

No additional purchase payments may be added to the Contract under this election. Any withdrawal charges applicable under ALLSTATE PROVIDER ULTRA CONTRACTS will be waived during this 5 year period.

We reserve the right to offer additional options upon the death of the Contract Owner.

If any new Contract Owner is a non-living person, all new Contract Owners will be considered to be non-living persons for the above purposes.

Under any of these options, all ownership rights, subject to any restrictions previously placed upon the Beneficiary, are available to the new Contract Owner from the date of your death to the date on which the death benefit is paid.


DEATH OF ANNUITANT
If the Annuitant who is not also the Contract owner dies prior to the Payout Start Date and the Contract owner is a living person, then the Contract will continue with a new Annuitant as described in the Annuitant provision above.


                                 34  PROSPECTUS

If the Annuitant who is not also the Contract owner dies prior to the Payout Start Date and the Contract owner is a non-living person, the following apply:

(a) The Contract owner may elect to receive the death benefit in a lump sum; or

(b)
If the Contract owner does not elect the above option, then the Contract Owner must receive the Contract Value payable within 5 years of the Annuitant's date of death. The Contract Value will equal the amount of the death benefit as determined as of the end of the Valuation Date on which we receive the complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time). Unless otherwise instructed by the Contract owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Money Market Variable Sub-Account. The Contract owner may then exercise all rights as set forth in the Transfers provision of the Contract during this 5 year period.

No additional purchase payments may be added to the Contract under this election. Any withdrawal charges applicable under ALLSTATE PROVIDER ULTRA CONTRACTS will be waived during this 5 year period; however, amounts withdrawn may be subject to a Market Value Adjustment.

We reserve the right to offer additional options upon the death of the Annuitant.

Under any of these options, all ownership rights are available to the non-living Contract Owner from the date of the Annuitant's death to the date on which the death benefit is paid.


MORE INFORMATION
--------------------------------------------------------------------------------

ALLSTATE LIFE

Allstate Life is the issuer of the Contract. Allstate Life was organized in 1957 is a stock life insurance company under the laws of the state of Illinois. Prior to January 1, 2005, Glenbrook Life and Annuity Company ("Glenbrook") issued the Contract. Effective January 1, 2005, Glenbrook merged with Allstate Life ("Merger"). On the date of the Merger, Allstate acquired from Glenbrook all of the Glenbrook's assets and became directly liable for Glenbrook's liabilities and obligations with respect to all contracts issued by Glenbrook.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the state of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by The Allstate Corporation.

Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all jurisdictions except the state of New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois 60062.

THE VARIABLE ACCOUNT

Allstate Life established the Allstate Financial Advisors Separate Account I in 1999. The Contracts were previously issued through the Glenbrook Life Multi-Manager Variable Account. Effective January 1, 2005, Glenbrook Life Multi-Manager Variable Account and Glenbrook Life and Annuity Separate Account A combined with Allstate Financial Advisors Separate Account I and consolidated duplicative Variable Sub-Accounts that invest in the same Portfolio (the "Consolidation"). The Accumulation Unit Values for the Variable Sub-Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate Life.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Illinois insurance law. That means we account for the Variable Account's income, gains, and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate Life.

The Variable Account consists of multiple Variable Sub-Accounts, each of which are available under the Contract. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account


THE PORTFOLIOS
DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are


                                 35  PROSPECTUS
entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN PORTFOLIOS. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.

Allstate does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for any liability to Contract owners arising out of services rendered or Contracts issued.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account.

We provide the following administrative services, among others:

.. issuance of the Contracts;

.. maintenance of Contract owner records;

.. Contract owner services;

.. calculation of unit values;

.. maintenance of the Variable Account; and

.. preparation of Contract owner reports.

We will send you Contract statements and transaction confirmations at least annually. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we reserve the right to make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


NON-QUALIFIED ANNUITIES HELD WITHIN A QUALIFIED PLAN
If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information. Allstate Life and Annuity Company no longer issues deferred annuities to employer sponsored qualified retirement plans.


LEGAL MATTERS
All matters of state insurance law pertaining to the Contracts, including the validity of the Contracts and


                                 36  PROSPECTUS

Allstate's right to issue such Contracts under state insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate.


                                 37  PROSPECTUS

TAXES
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE LIFE MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF ALLSTATE LIFE INSURANCE COMPANY
Allstate Life is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Variable Account is not an entity separate from Allstate Life, and its operations form a part of Allstate Life, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Allstate Life believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Allstate Life does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate Life does not intend to make provisions for any such taxes. If Allstate Life is taxed on investment income or capital gains of the Variable Account, then Allstate Life may impose a charge against the Variable Account in order to make provision for such taxes.


TAXATION OF VARIABLE ANNUITIES IN GENERAL

TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

.. the Contract Owner is a natural person,

.. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

.. Allstate Life is considered the owner of the Variable Account assets for federal income tax purposes.


NON-NATURAL OWNERS. Non-natural owners are also referred to as Non Living Owners in this prospectus. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the non-natural owner during the taxable year.


EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-Qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements; and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.


GRANTOR TRUST OWNED ANNUITY. Contracts owned by a grantor trust are considered owned by a non-natural owner. Grantor trust owned contracts receive tax deferral as described in the Exceptions to the Non-Natural Owner Rule section.
 In accordance with the Code, upon the death of the annuitant, the death benefit must be paid. According to your Contract, the Death Benefit is paid to the surviving Contract Owner. Since the trust will be the surviving Contract Owner in all cases, the Death Benefit will be payable to the trust notwithstanding any beneficiary designation on the annuity contract. A trust, including a grantor trust, has two options for receiving any death benefits: 1) a lump sum payment; or 2) payment deferred up to five years from date of death.


DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Allstate Life does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.


OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance


                                 38  PROSPECTUS
concerning circumstances in which investor control of the separate account investments may cause a Contract owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in private and published rulings in which it found that Contract owners were not owners of separate account assets. For example, if your contract offers more than twenty (20) investment alternatives you have the choice to allocate premiums and contract values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate Life does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.


TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a Non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a Non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.


TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a Non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If any variable payment is less than the excludable amount you should contact a competent tax advisor to determine how to report any unrecovered investment. The federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.


WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.


DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

.. if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death;

.. if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner.

.. if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.


TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

.. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

.. if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.


PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract.


                                 39  PROSPECTUS

The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made as a result of the Contract Owner's death or becoming totally disabled,

.. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

.. made under an immediate annuity, or

.. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.


TAX FREE EXCHANGES UNDER INTERNAL REVENUE CODE SECTION 1035. A 1035 exchange is a tax-free exchange of a non-qualified life insurance contract, endowment contract or annuity contract into a non-Qualified annuity contract. The contract owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.


PARTIAL EXCHANGES. The IRS has issued a ruling that permits partial exchanges of annuity contracts. Under this ruling, if you take a withdrawal from a receiving or relinquishing annuity contract within 24 months of the partial exchange, then special aggregation rules apply for purposes of determining the taxable amount of a distribution. The IRS has issued limited guidance on how to aggregate and report these distributions. The IRS is expected to provide further guidance; as a result, it is possible that the amount we calculate and report to the IRS as taxable could be different.


TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax.


AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-Qualified deferred annuity contracts issued by Allstate Life (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


INCOME TAX WITHHOLDING
Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Allstate Life is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Section 1441 of the Code provides that Allstate Life as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien.
 Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.


                                 40  PROSPECTUS

TAX QUALIFIED CONTRACTS
The income on tax sheltered annuity (TSA) and IRA investments is tax deferred, and the income on variable annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity as a TSA or IRA. Tax Qualified Contracts are contracts purchased as investments as:

.. Individual Retirement Annuities (IRAs) under Section 408(b) of the Code;

.. Roth IRAs under Section 408A of the Code;

.. Simplified Employee Pension (SEP IRA) under Section 408(k) of the Code;

.. Savings Incentive Match Plans for Employees (SIMPLE IRA) under Section 408(p) of the Code; and

.. Tax Sheltered Annuities under Section 403(b) of the Code.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the retirement plans listed above or to modify the Contract to conform with tax requirements.

The tax rules applicable to participants with tax qualified annuities vary according to the type of contract and the terms and conditions of the endorsement. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules. Allstate Life can issue an individual retirement annuity on a rollover or transfer of proceeds from a decedent's IRA, TSA, or employer sponsored retirement plan under which the decedent's surviving spouse is the beneficiary. Allstate Life does not offer an individual retirement annuity that can accept a transfer of funds for any other, non-spousal, beneficiary of a decedent's IRA, TSA, or employer sponsored retirement plan.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.


TAXATION OF WITHDRAWALS FROM AN INDIVIDUALLY OWNED TAX QUALIFIED CONTRACT. If you make a partial withdrawal under a Tax Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and all tax reporting of distributions from Tax Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

"Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made to a beneficiary after the Contract Owner's death,

.. attributable to the Contract Owner being disabled, or

.. made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. All tax reporting of distributions from Roth IRAs will indicate that the taxable amount is not determined.


REQUIRED MINIMUM DISTRIBUTIONS. Generally, IRAs (excluding Roth IRAs) and TSAs require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.


THE DEATH BENEFIT AND TAX QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. We believe that the Death Benefits offered by your Contract do not constitute life insurance under these regulations.

It is also possible that certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract Owner. In addition, there are limitations on the amount of incidental death benefits that may be provided under qualified plans, such as in connection with a 403(b) plan.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.


PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM TAX QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Tax Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:


                                 41  PROSPECTUS

.. made on or after the date the Contract Owner attains age 59 1/2,

.. made as a result of the Contract Owner's death or total disability,

.. made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

.. made after separation from service after age 55 (does not apply to IRAs),

.. made pursuant to an IRS levy,

.. made for certain medical expenses,

.. made to pay for health insurance premiums while unemployed (applies only for IRAs),

.. made for qualified higher education expenses (applies only for IRAs), and

.. made for a first time home purchase (up to a $10,000 lifetime limit and applies only for IRAs).

During the first 2 years of the individual's participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON TAX QUALIFIED CONTRACTS. With respect to Tax Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.


INCOME TAX WITHHOLDING ON TAX QUALIFIED CONTRACTS. Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered "eligible rollover distributions." The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Allstate Life is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from employer sponsored retirement plans, including TSAs but excluding IRAs, with the exception of:

.. required minimum distributions, or,

.. a series of substantially equal periodic payments made over a period of at least 10 years, or,

.. a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

.. hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, Allstate Life is required to withhold federal income tax using the wage withholding rates. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Section 1441 of the Code provides that Allstate Life as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien.
 Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.


INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity.


ROTH INDIVIDUAL RETIREMENT ANNUITIES. Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity.


                                 42  PROSPECTUS

Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions.

ANNUITIES HELD BY INDIVIDUAL RETIREMENT ACCOUNTS (COMMONLY KNOWN AS CUSTODIAL

IRAS). Internal Revenue Code Section 408 permits a custodian or trustee of an Individual Retirement Account to purchase an annuity as an investment of the Individual Retirement Account. If an annuity is purchased inside of an Individual Retirement Account, then the Annuitant must be the same person as the beneficial owner of the Individual Retirement Account.

Generally, the death benefit of an annuity held in an Individual Retirement Account must be paid upon the death of the Annuitant. However, in most states, the Contract permits the custodian or trustee of the Individual Retirement Account to continue the Contract in the accumulation phase, with the Annuitant's surviving spouse as the new Annuitant, if the following conditions are met:

1) The custodian or trustee of the Individual Retirement Account is the owner of the annuity and has the right to the death proceeds otherwise payable under the annuity contract;

2) The deceased Annuitant was the beneficial owner of the Individual Retirement Account;

3) We receive a complete request for settlement for the death of the Annuitant; and

4) The custodian or trustee of the Individual Retirement Account provides us with a signed certification of the following:

  (a) The Annuitant's surviving spouse is the sole beneficiary of the Individual Retirement Account;

  (b) The Annuitant's surviving spouse has elected to continue the Individual Retirement Account as his or her own Individual Retirement Account; and

  (c) The custodian or trustee of the Individual Retirement Account has continued the Individual Retirement Account pursuant to the surviving spouse's election.


SIMPLIFIED EMPLOYEE PENSION IRA. Section 408(k) of the Code allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. These employers may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.


SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA). Section 408(p) of the Code allow eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees using individual retirement annuities. In general, a SIMPLE IRA consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to purchase the Contract as a SIMPLE IRA should seek competent tax and legal advice.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.


TAX SHELTERED ANNUITIES. Section 403(b) of the Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

.. attains age 59 1/2,

.. severs employment,

.. dies,

.. becomes disabled, or

.. incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Allstate Life is directed to transfer some or all of the Contract Value to another 403(b) plan. Generally, we do not accept Employee Retirement Income Security Act of 1974 (ERISA) funds in 403(b) contracts.


                                 43  PROSPECTUS

ANNUAL REPORTS AND OTHER DOCUMENTS
-------------------------------------------------------------------------------

Allstate Life's annual report on Form 10-K for the year ended December 31, 2003 and its Form 10-Q reports for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004 are incorporated herein by reference which means that they are legally a part of this prospectus.

After the date of this prospectus and before we terminate the offering of the securities under this prospectus, all documents or reports we file with the SEC under the Exchange Act are also incorporated herein by reference, which means that they also legally become a part of this prospectus.

Statements in this prospectus, or in documents that we file later with the SEC and that legally become a part of this prospectus, may change or supersede statements in other documents that are legally part of this prospectus. Accordingly, only the statement that is changed or replaced will legally be a part of this prospectus.


We file our Exchange Act documents and reports, including our annual and quarterly reports on Form 10-K and Form 10-Q electronically on the SEC's "EDGAR" system using the identifying number CIK No. 0000352736. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. You also can view these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For more information on the operations of SEC's Public Reference Room, call 1-800-SEC-0330.

If you have received a copy of this prospectus, and would like a free copy of any document incorporated herein by reference (other than exhibits not specifically incorporated by reference into the text of such documents), please write or call us at 2940 S. 84TH STREET, LINCOLN, NE 68506-4142 (telephone:
1-800-755-5275).


                                 44  PROSPECTUS

APPENDIX A
ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED/+/ (BASE CONTRACT)/1/
--------------------------------------------------------------------------------

The following tables show the Accumulation Unit Values for each of the Variable Sub-Accounts for base Contracts without any optional benefit and Contracts with the Enhanced Death Benefit and Income Benefit. These two tables represent the lowest and highest combination of charges that effect Accumulation Unit Values available under the Contracts. The Statement of Additional Information, which is available upon request without charge, contains the Accumulation Unit Values for Contracts with each other optional benefit, or available combination
thereof.    Please contact us at 1-800-755-5275 to obtain a copy of the
Statement of Additional Information.

ALLSTATE PROVIDER ADVANTAGE CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,(September 30 for 2004)
VARIABLE SUB-ACCOUNTS                                                                 2001     2002     2003      2004
AIM V.I. BALANCED-SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.292  $ 9.216   $10.557
 Accumulation Unit Value, End of Period                                              $11.292  $ 9.216  $10.557   $10.487
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. CAPITAL APPRECIATION-SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.619  $ 9.397   $11.983
 Accumulation Unit Value, End of Period                                              $12.619  $ 9.397  $11.983   $11.476
 Number of Units Outstanding, End of Period                                            1,667    2,284    2,118     2,115
AIM V.I. CORE EQUITY-SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.391  $10.298   $12.614
 Accumulation Unit Value, End of Period                                              $12.391  $10.298  $12.614   $12.640
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. GROWTH -SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.629  $ 7.903   $10.211
 Accumulation Unit Value, End of Period                                              $11.629  $ 7.903  $10.211   $ 9.875
 Number of Units Outstanding, End of Period                                                0        0        0         0
                                                                                     ------------------------------------
AIM V.I. HIGH YIELD -SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.573  $ 9.802   $12.356
 Accumulation Unit Value, End of Period                                              $10.573  $ 9.802  $12.356   $12.969
 Number of Units Outstanding, End of Period                                                0      442      560       561
AIM V.I. PREMIER EQUITY -SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.853  $ 8.138   $10.021
 Accumulation Unit Value, End of Period                                              $11.853  $ 8.138  $10.021   $ 9.655
 Number of Units Outstanding, End of Period                                            1,836    3,537    3,100     3,083
FEDERATED PRIME MONEY FUND II
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.016  $ 9.999   $ 9.912
 Accumulation Unit Value, End of Period                                              $10.016  $ 9.999  $ 9.912   $ 9.843
 Number of Units Outstanding, End of Period                                              846    1,954      486       486
FIDELITY VIP CONTRAFUND/(R)/ -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.452  $10.168   $12.833
 Accumulation Unit Value, End of Period                                              $11.452  $10.168  $12.833   $13.387
 Number of Units Outstanding, End of Period                                                0      793      793       792
-------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.703  $ 9.545   $12.219
 Accumulation Unit Value, End of Period                                              $11.703  $ 9.545  $12.219   $12.304
 Number of Units Outstanding, End of Period                                              180    4,978    4,673     4,648
FIDELITY VIP GROWTH -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.424  $ 8.525   $11.125
 Accumulation Unit Value, End of Period                                              $12.424  $ 8.525  $11.125   $10.457
 Number of Units Outstanding, End of Period                                            1,314    2,524    1,659     1,653

                                 45 PROSPECTUS

ALLSTATE PROVIDER ADVANTAGE CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,(September 30 for 2004)
VARIABLE SUB-ACCOUNTS                                                                 2001     2002     2003      2004
----------------------------------------------------------------------------------------------------------------------
FIDELITY VIP HIGH INCOME -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.165  $10.337   $12.900
 Accumulation Unit Value, End of Period                                              $10.165  $10.337  $12.900   $13.321
 Number of Units Outstanding, End of Period                                                0        0        0         0
FIDELITY VIP INDEX 500 PORTFOLIO -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.870  $ 9.063   $11.429
 Accumulation Unit Value, End of Period                                              $11.870  $ 9.063  $11.429   $11.426
 Number of Units Outstanding, End of Period                                               58    2,399    2,313     2,258
FIDELITY VIP OVERSEAS PORTFOLIO -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.653  $ 9.125   $12.851
 Accumulation Unit Value, End of Period                                              $11.653  $ 9.125  $12.851   $12.604
 Number of Units Outstanding, End of Period                                              676    1,439    1,210     1,210
FTVIP TEMPLETON GLOBAL INCOME SECURITIES - CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.957  $11.876   $14.315
 Accumulation Unit Value, End of Period                                              $ 9.957  $11.876  $14.315   $14.729
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP TEMPLETON GROWTH SECURITIES - CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.839  $ 9.500   $12.359
 Accumulation Unit Value, End of Period                                              $11.839  $ 9.500  $12.359   $12.736
 Number of Units Outstanding, End of Period                                                0    2,112    1,502     1,501
MFS EMERGING GROWTH - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.752  $ 8.304   $10.622
 Accumulation Unit Value, End of Period                                              $12.752  $ 8.304  $10.622   $10.363
 Number of Units Outstanding, End of Period                                                0      221      209       202
MFS INVESTORS TRUST - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.545  $ 8.962   $10.750
 Accumulation Unit Value, End of Period                                              $11.545  $ 8.962  $10.750   $10.671
 Number of Units Outstanding, End of Period                                                0    1,539    1,538     1,537
MFS NEW DISCOVERY - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $13.155  $ 8.832   $11.603
 Accumulation Unit Value, End of Period                                              $13.155  $ 8.832  $11.603   $10.664
 Number of Units Outstanding, End of Period                                              355    1,202      944       972
MFS RESEARCH - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.948  $ 8.855   $10.842
 Accumulation Unit Value, End of Period                                              $11.948  $ 8.855  $10.842   $10.978
 Number of Units Outstanding, End of Period                                                0      730      794       794
MFS UTILITIES - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.020  $ 7.606   $10.151
 Accumulation Unit Value, End of Period                                              $10.020  $ 7.606  $10.151   $11.297
 Number of Units Outstanding, End of Period                                               35      747      676       632
OPPENHEIMER AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.554  $ 8.214   $10.156
 Accumulation Unit Value, End of Period                                              $11.554  $ 8.214  $10.156   $10.689
 Number of Units Outstanding, End of Period                                              182    1,538    1,537     1,535
OPPENHEIMER BALANCED/(1)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.184  $ 9.866   $12.137
 Accumulation Unit Value, End of Period                                              $11.184  $ 9.866  $12.137   $12.248
 Number of Units Outstanding, End of Period                                                0    4,364    4,326     4,033
OPPENHEIMER CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.235  $ 8.810   $11.357
 Accumulation Unit Value, End of Period                                              $12.235  $ 8.810  $11.357   $11.053
 Number of Units Outstanding, End of Period                                              576    4,510    3,833     3,819
OPPENHEIMER GLOBAL SECURITIES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.373  $ 9.485   $13.355
 Accumulation Unit Value, End of Period                                              $12.373  $ 9.485  $13.355   $13.528
 Number of Units Outstanding, End of Period                                               82      517      516       515

                                 46 PROSPECTUS

ALLSTATE PROVIDER ADVANTAGE CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,(September 30 for 2004)
VARIABLE SUB-ACCOUNTS                                                                 2001     2002     2003      2004
-----------------------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.480  $ 9.178   $11.450
 Accumulation Unit Value, End of Period                                              $11.480  $ 9.178  $11.450   $11.383
 Number of Units Outstanding, End of Period                                            2.061    8,915    7,786     7,751
OPPENHEIMER STRATEGIC BOND
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.384  $10.984   $12.768
 Accumulation Unit Value, End of Period                                              $10.384  $10.984  $12.768   $13.082
 Number of Units Outstanding, End of Period                                                0    1,146      832       807
PUTNAM VT DISCOVERY GROWTH - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.955  $ 8.981   $11.672
 Accumulation Unit Value, End of Period                                              $12.955  $ 8.981  $11.672   $10.987
 Number of Units Outstanding, End of Period                                                0    2,173    1,529     1,541
PUTNAM VT DIVERSIFIED INCOME - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.190  $10.624   $12.557
 Accumulation Unit Value, End of Period                                              $10.190  $10.624  $12.557   $13.065
 Number of Units Outstanding, End of Period                                               68    3,663    3,490     3,462
                                                                                                       ------------------
PUTNAM VT GROWTH AND INCOME - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.385  $ 9.080   $11.387
 Accumulation Unit Value, End of Period                                              $11.385  $ 9.080  $11.387   $11.493
 Number of Units Outstanding, End of Period                                                0      131        0         0
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.249  $ 8.503   $10.301
 Accumulation Unit Value, End of Period                                              $12.249  $ 8.503  $10.301   $ 9.605
 Number of Units Outstanding, End of Period                                                0    1,402    1,401     1,400
PUTNAM VT HEALTH SCIENCES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.053  $ 8.668   $10.103
 Accumulation Unit Value, End of Period                                              $11.053  $ 8.668  $10.103   $ 9.876
 Number of Units Outstanding, End of Period                                                0      361      388       391
PUTNAM VT NEW VALUE - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.856  $ 9.851   $12.848
 Accumulation Unit Value, End of Period                                              $11.856  $ 9.851  $12.848   $13.312
 Number of Units Outstanding, End of Period                                                0    3,078    2,252     2,252
                                                                                                       ------------------
 STI CLASSIC CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.146  $ 9.340   $10.892
 Accumulation Unit Value, End of Period                                              $12.146  $ 9.340  $10.892   $10.639
 Number of Units Outstanding, End of Period                                                0    2,720    2,716     2,710
                                                                                                       ------------------
STI CLASSIC GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.675  $ 9.127   $11.366
 Accumulation Unit Value, End of Period                                              $11.675  $ 9.127  $11.366   $11.677
 Number of Units Outstanding, End of Period                                                0       96       96        96
STI CLASSIC INTERNATIONAL EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.261  $ 9.026   $12.202
 Accumulation Unit Value, End of Period                                              $11.261  $ 9.026  $12.202   $12.584
 Number of Units Outstanding, End of Period                                                0        0        0         0
STI CLASSIC INVESTMENT GRADE BOND
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.949  $10.519   $10.721
 Accumulation Unit Value, End of Period                                              $ 9.949  $10.519  $10.721   $10.907
 Number of Units Outstanding, End of Period                                               70    4,156    4,101     4,055
STI CLASSIC MID-CAP EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.960  $ 9.129   $11.659
 Accumulation Unit Value, End of Period                                              $12.960  $ 9.129  $11.659   $11.932
 Number of Units Outstanding, End of Period                                              308    3,247    2,613     2,605
STI CLASSIC SMALL CAP VALUE EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.108  $11.778   $16.053
 Accumulation Unit Value, End of Period                                              $12.108  $11.778  $16.053   $17.364
 Number of Units Outstanding, End of Period                                            1,066    3,129    2,616     2,604

                                 47 PROSPECTUS

ALLSTATE PROVIDER ADVANTAGE CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,(September 30 for 2004)
VARIABLE SUB-ACCOUNTS                                                                 2001     2002     2003      2004
-----------------------------------------------------------------------------------------------------------------------
STI CLASSIC VALUE INCOME STOCK
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.633  $ 9.507   $11.524
 Accumulation Unit Value, End of Period                                              $11.633  $ 9.507  $11.524   $12.088
 Number of Units Outstanding, End of Period                                              181    2,719    2,597     2,589



+ The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on September 21, 2001. The Accumulation Unit Values in this table reflect a Mortality and Expense Risk Charge of 1.45% and Administrative Expense Charge of 0.10%.

(1) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.



                                  48  PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED/+/ (WITH THE INCOME BENEFIT AND ENHANCED DEATH BENEFIT RIDERS)
--------------------------------------------------------------------------------


ALLSTATE PROVIDER ADVANTAGE CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,(September 30 for 2004)
VARIABLE SUB-ACCOUNTS                                                                 2001     2002     2003      2004
                                                                                                       ------------------
AIM V.I. BALANCED-SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.276  $ 9.156   $10.436
 Accumulation Unit Value, End of Period                                              $11.276  $ 9.156  $10.436   $10.326
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. CAPITAL APPRECIATION-SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.601  $ 9.336   $11.844
 Accumulation Unit Value, End of Period                                              $12.601  $ 9.336  $11.844   $11.300
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. CORE EQUITY-SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.374  $10.231   $12.469
 Accumulation Unit Value, End of Period                                              $12.374  $10.231  $12.469   $12.447
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. GROWTH -SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.613  $ 7.852   $10.094
 Accumulation Unit Value, End of Period                                              $11.613  $ 7.852  $10.094   $ 9.724
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. HIGH YIELD -SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.558  $ 9.738   $12.213
 Accumulation Unit Value, End of Period                                              $10.558  $ 9.738  $12.213   $12.771
 Number of Units Outstanding, End of Period                                                0        0        0         0
AIM V.I. PREMIER EQUITY -SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.836  $ 8.085   $ 9.906
 Accumulation Unit Value, End of Period                                              $11.836  $ 8.085  $ 9.906   $ 9.507
 Number of Units Outstanding, End of Period                                                0        0        0         0
FEDERATED PRIME MONEY FUND II
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.002  $ 9.934   $ 9.797
 Accumulation Unit Value, End of Period                                              $10.002  $ 9.934  $ 9.797   $ 9.692
 Number of Units Outstanding, End of Period                                           14,453   14,453        0         0
FIDELITY VIP CONTRAFUND/(R)/ -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.409  $10.102   $12.685
 Accumulation Unit Value, End of Period                                              $11.409  $10.102  $12.685   $13.182
 Number of Units Outstanding, End of Period                                              575      575      574         0
-------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.686  $ 9.483   $12.078
 Accumulation Unit Value, End of Period                                              $11.686  $ 9.483  $12.078   $12.116
 Number of Units Outstanding, End of Period                                                0      616      608         0
FIDELITY VIP GROWTH -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.406  $ 8.470   $10.997
 Accumulation Unit Value, End of Period                                              $12.406  $ 8.470  $10.997   $10.297
 Number of Units Outstanding, End of Period                                                0        0        0         0
FIDELITY VIP HIGH INCOME -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.150  $10.270   $12.751
 Accumulation Unit Value, End of Period                                              $10.150  $10.270  $12.751   $13.117
 Number of Units Outstanding, End of Period                                                0        0        0         0

                                 49 PROSPECTUS


ALLSTATE PROVIDER ADVANTAGE CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,(September 30 for 2004)
VARIABLE SUB-ACCOUNTS                                                                 2001     2002     2003      2004
----------------------------------------------------------------------------------------------------------------------
FIDELITY VIP INDEX 500 PORTFOLIO -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.854  $ 9.004   $11.297
 Accumulation Unit Value, End of Period                                              $11.854  $ 9.004  $11.297   $11.251
 Number of Units Outstanding, End of Period                                                0        0        0         0
FIDELITY VIP OVERSEAS PORTFOLIO -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.637  $ 9.066   $12.702
 Accumulation Unit Value, End of Period                                              $11.637  $ 9.066  $12.702   $12.412
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP TEMPLETON GLOBAL INCOME SECURITIES - CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.943  $11.799   $14.150
 Accumulation Unit Value, End of Period                                              $ 9.943  $11.799  $14.150   $14.504
 Number of Units Outstanding, End of Period                                                0        0        0         0
FTVIP TEMPLETON GROWTH SECURITIES - CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.822  $ 9.438   $12.216
 Accumulation Unit Value, End of Period                                              $11.822  $ 9.438  $12.216   $12.542
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS EMERGING GROWTH - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.734  $ 8.250   $10.500
 Accumulation Unit Value, End of Period                                              $12.734  $ 8.250  $10.500   $10.204
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS INVESTORS TRUST - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.529  $ 8.904   $10.626
 Accumulation Unit Value, End of Period                                              $11.529  $ 8.904  $10.626   $10.508
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS NEW DISCOVERY - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $13.137  $ 8.775   $11.469
 Accumulation Unit Value, End of Period                                              $13.137  $ 8.775  $11.469   $10.501
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS RESEARCH - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.932  $ 8.798   $10.717
 Accumulation Unit Value, End of Period                                              $11.932  $ 8.798  $10.717   $10.810
 Number of Units Outstanding, End of Period                                                0        0        0         0
MFS UTILITIES - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.006  $ 7.556   $10.034
 Accumulation Unit Value, End of Period                                              $10.006  $ 7.556  $10.034   $11.124
 Number of Units Outstanding, End of Period                                                0        0        0         0
OPPENHEIMER AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.538  $ 8.161   $10.039
 Accumulation Unit Value, End of Period                                              $11.538  $ 8.161  $10.039   $10.525
 Number of Units Outstanding, End of Period                                                0        0        0         0
OPPENHEIMER BALANCED/(1)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.169  $ 9.802   $11.997
 Accumulation Unit Value, End of Period                                              $11.169  $ 9.802  $11.997   $12.061
 Number of Units Outstanding, End of Period                                                0        0        0         0
OPPENHEIMER CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.217  $ 8.752   $11.226
 Accumulation Unit Value, End of Period                                              $12.217  $ 8.752  $11.226   $10.884
 Number of Units Outstanding, End of Period                                                0    1,291    1,266         0
OPPENHEIMER GLOBAL SECURITIES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.356  $ 9.423   $13.201
 Accumulation Unit Value, End of Period                                              $12.356  $ 9.423  $13.201   $13.321
 Number of Units Outstanding, End of Period                                                0        0        0         0
OPPENHEIMER MAIN STREET
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.464  $ 9.118   $11.318
 Accumulation Unit Value, End of Period                                              $11.464  $ 9.118  $11.318   $11.209
 Number of Units Outstanding, End of Period                                                0        0        0         0

                                 50 PROSPECTUS



ALLSTATE PROVIDER ADVANTAGE CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,(September 30 for 2004)
VARIABLE SUB-ACCOUNTS                                                                 2001     2002     2003      2004
--------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.369  $10.913   $12.621
 Accumulation Unit Value, End of Period                                              $10.369  $10.913  $12.621   $12.882
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT DISCOVERY GROWTH - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.936  $ 8.923   $11.537
 Accumulation Unit Value, End of Period                                              $12.936  $ 8.923  $11.537   $10.819
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT DIVERSIFIED INCOME - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.175  $10.555   $12.412
 Accumulation Unit Value, End of Period                                              $10.175  $10.555  $12.412   $12.865
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT GROWTH AND INCOME - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.369  $ 9.021   $11.256
 Accumulation Unit Value, End of Period                                              $11.369  $ 9.021  $11.256   $11.317
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.232  $ 8.448   $10.183
 Accumulation Unit Value, End of Period                                              $12.232  $ 8.448  $10.183   $ 9.458
 Number of Units Outstanding, End of Period                                                0        0        0         0
PUTNAM VT HEALTH SCIENCES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.037  $ 8.612   $ 9.986
 Accumulation Unit Value, End of Period                                              $11.037  $ 8.612  $ 9.986   $ 9.725
 Number of Units Outstanding, End of Period                                              587      586      585         0
PUTNAM VT NEW VALUE - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.840  $ 9.787   $12.700
 Accumulation Unit Value, End of Period                                              $11.840  $ 9.787  $12.700   $13.108
 Number of Units Outstanding, End of Period                                                0        0        0         0
 STI CLASSIC CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.129  $ 9.280   $10.766
 Accumulation Unit Value, End of Period                                              $12.129  $ 9.280  $10.766   $10.477
 Number of Units Outstanding, End of Period                                                0        0        0         0
STI CLASSIC GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.659  $ 9.068   $11.235
 Accumulation Unit Value, End of Period                                              $11.659  $ 9.068  $11.235   $11.499
 Number of Units Outstanding, End of Period                                                0        0        0         0
STI CLASSIC INTERNATIONAL EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.245  $ 8.967   $12.061
 Accumulation Unit Value, End of Period                                              $11.245  $ 8.967  $12.061   $12.392
 Number of Units Outstanding, End of Period                                                0        0        0         0
STI CLASSIC INVESTMENT GRADE BOND
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.935  $10.451   $10.597
 Accumulation Unit Value, End of Period                                              $ 9.935  $10.451  $10.597   $10.740
 Number of Units Outstanding, End of Period                                                0        0        0         0
STI CLASSIC MID-CAP EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $12.942  $ 9.070   $11.525
 Accumulation Unit Value, End of Period                                              $12.942  $ 9.070  $11.525   $11.750
 Number of Units Outstanding, End of Period                                              514      514      513         0
STI CLASSIC SMALL CAP VALUE EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.820  $11.702   $15.868
 Accumulation Unit Value, End of Period                                              $11.820  $11.702  $15.868   $17.099
 Number of Units Outstanding, End of Period                                                0        0      541         0
STI CLASSIC VALUE INCOME STOCK
 Accumulation Unit Value, Beginning of Period                                        $10.000  $11.616  $ 9.445   $11.391
 Accumulation Unit Value, End of Period                                              $11.616  $ 9.445  $11.391   $11.903
 Number of Units Outstanding, End of Period                                                0    1,239    1,268         0



                                 51  PROSPECTUS

+ The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on September 21, 2001. The Accumulation Unit Values in this table reflect a Mortality and Expense Risk Charge of 1.95% and Administrative Expense Charge of 0.10%.

(1) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.















                                 52  PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED/+/ (BASE CONTRACT)
--------------------------------------------------------------------------------


ALLSTATE PROVIDER ULTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31, (September 30 for 2004)
VARIABLE SUB-ACCOUNTS                                                                   2001      2002      2003       2004
AIM V.I. BALANCED-SERIES I
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.121  $  7.459   $  8.563
 Accumulation Unit Value, End of Period                                               $  9.121  $  7.459  $  8.563   $  8.519
 Number of Units Outstanding, End of Period                                             17,262    42,779    45,589     44,117
AIM V.I. CAPITAL APPRECIATION-SERIES I
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $   8.61  $  6.470   $  8.267
 Accumulation Unit Value, End of Period                                               $   8.61  $  6.470  $  8.267   $  7.930
 Number of Units Outstanding, End of Period                                              7,675    16,768    14,128     15,603
AIM V.I. CORE EQUITY-SERIES I
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $ 10.000  $  7.076   $  8.685
 Accumulation Unit Value, End of Period                                               $ 10.000  $  7.076  $  8.685   $  8.716
 Number of Units Outstanding, End of Period                                              6,837    11,578    14,469     14,612
AIM V.I. GROWTH -SERIES I
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  8.395  $  5.717   $  7.401
 Accumulation Unit Value, End of Period                                               $  8.395  $  5.717  $  7.401   $  7.168
 Number of Units Outstanding, End of Period                                             14,481    16,296    20,778     25,310
AIM V.I. HIGH YIELD -SERIES I
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.444  $  8.773   $ 11.081
 Accumulation Unit Value, End of Period                                               $  9.444  $  8.773  $ 11.081   $ 11.649
 Number of Units Outstanding, End of Period                                              6,926    10,386    13,738     12,380
AIM V.I. PREMIER EQUITY -SERIES I
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  8.853  $  6.090   $  7.515
 Accumulation Unit Value, End of Period                                               $  8.853  $  6.090  $  7.515   $  7.252
 Number of Units Outstanding, End of Period                                             11,756    24,783    37,906     60,695
FEDERATED PRIME MONEY FUND II
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $ 10.109  $ 10.113   $ 10.045
 Accumulation Unit Value, End of Period                                               $ 10.109  $ 10.113  $ 10.045   $  9.990
 Number of Units Outstanding, End of Period                                             25,597   130,131   109,114    100,017
FIDELITY VIP CONTRAFUND/(R)/ -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.456  $  8.440   $ 10.674
 Accumulation Unit Value, End of Period                                               $  9.456  $  8.440  $ 10.674   $ 11.152
 Number of Units Outstanding, End of Period                                             17.056    47,759    51,098     53,615
------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.370  $  7.658   $  9.824
 Accumulation Unit Value, End of Period                                               $  9.370  $  7.658  $  9.824   $  9.907
 Number of Units Outstanding, End of Period                                             35,300   122,842   133,904    128,458
FIDELITY VIP GROWTH -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  8.681  $  5.969   $  7.805
 Accumulation Unit Value, End of Period                                               $  8.681  $  5.969  $  7.805   $  7.347
 Number of Units Outstanding, End of Period                                             13,066    55,960    53,130     52,166
FIDELITY VIP HIGH INCOME -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.016  $  9.188   $ 11.489
 Accumulation Unit Value, End of Period                                               $  9.016  $  9.188  $ 11.489   $ 11.882
 Number of Units Outstanding, End of Period                                              2,936    14,304    43,267     47,393
FIDELITY VIP INDEX 500 PORTFOLIO -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.041  $  6.917   $  8.740
 Accumulation Unit Value, End of Period                                               $  9.041  $  6.917  $  8.740   $  8.751
 Number of Units Outstanding, End of Period                                             26,457    75,946    72,748     73,590

                                 53 PROSPECTUS

ALLSTATE PROVIDER ULTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31, (September 30 for 2004)
VARIABLE SUB-ACCOUNTS                                                                   2001      2002      2003       2004
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP OVERSEAS PORTFOLIO -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  8.045  $  6.313   $  8.908
 Accumulation Unit Value, End of Period                                               $  8.045  $  6.313  $  8.908   $  8.751
 Number of Units Outstanding, End of Period                                              1,796     2,408     2,496      2,877
FTVIP TEMPLETON GLOBAL INCOME SECURITIES - CLASS 2
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $ 10.431  $ 12.467   $ 15.058
 Accumulation Unit Value, End of Period                                               $ 10.431  $ 12.467  $ 15.058   $ 15.517
 Number of Units Outstanding, End of Period                                              1,263     4,668     7,170     10,076
FTVIP TEMPLETON GROWTH SECURITIES - CLASS 2
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.716  $  7.812   $ 10.184
 Accumulation Unit Value, End of Period                                               $  9.716  $  7.812  $ 10.184   $ 10.511
 Number of Units Outstanding, End of Period                                              3,102     2,414     5,016      6,744
MFS EMERGING GROWTH - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  8.158  $  5.323   $  6.823
 Accumulation Unit Value, End of Period                                               $  8.158  $  5.323  $  6.823   $  6.666
 Number of Units Outstanding, End of Period                                              8,841    21,444    25,357     23,060
MFS INVESTORS TRUST - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  8.843  $  6.878   $  8.267
 Accumulation Unit Value, End of Period                                               $  8.843  $  6.878  $  8.267   $  8.219
 Number of Units Outstanding, End of Period                                             16,089    27,727    26,096     26,490
MFS NEW DISCOVERY - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.619  $  6.471   $  8.518
 Accumulation Unit Value, End of Period                                               $  9.619  $  6.471  $  8.518   $  7.841
 Number of Units Outstanding, End of Period                                              5,451    52,548    55,148     58,658
MFS RESEARCH - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  8.458  $  6.281   $  7.707
 Accumulation Unit Value, End of Period                                               $  8.458  $  6.281  $  7.707   $  7.815
 Number of Units Outstanding, End of Period                                              6,555    20,274    18,639     18,908
MFS UTILITIES - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  7.546  $  5.739   $  7.676
 Accumulation Unit Value, End of Period                                               $  7.546  $  5.739  $  7.676   $  8.555
 Number of Units Outstanding, End of Period                                             33,039    39,745    40,053     23,482
OPPENHEIMER AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  8.833  $  6.292   $  7.796
 Accumulation Unit Value, End of Period                                               $  8.833  $  6.292  $  7.796   $  8.217
 Number of Units Outstanding, End of Period                                             19,725    70,033    69,523     66,087
OPPENHEIMER BALANCED/(1)/
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.610  $  8.494   $ 10.471
 Accumulation Unit Value, End of Period                                               $  9.610  $  8.494  $ 10.471   $ 10.583
 Number of Units Outstanding, End of Period                                            24.,078    80,326    86,138     72,697
OPPENHEIMER CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  8.693  $  6.272   $  8.102
 Accumulation Unit Value, End of Period                                               $  8.693  $  6.272  $  8.102   $  7.897
 Number of Units Outstanding, End of Period                                             67,547   161,093   173,075    161,289
OPPENHEIMER GLOBAL SECURITIES
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.314  $  7.154   $ 10.094
 Accumulation Unit Value, End of Period                                               $  9.314  $  7.154  $ 10.094   $ 10.240
 Number of Units Outstanding, End of Period                                             12,351    41,764    43,440     45,461
OPPENHEIMER MAIN STREET
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.171  $  7.346   $  9.183
 Accumulation Unit Value, End of Period                                               $  9.171  $  7.346  $  9.183   $  9.143
 Number of Units Outstanding, End of Period                                             44,958   112,400   118,783    118,055
OPPENHEIMER STRATEGIC BOND
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $ 10.250  $ 10.864   $ 12.654
 Accumulation Unit Value, End of Period                                               $ 10.250  $ 10.864  $ 12.654   $ 12.986
 Number of Units Outstanding, End of Period                                             22,387    94,592   117,277     98,141


                                 54 PROSPECTUS

ALLSTATE PROVIDER ULTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31, (September 30 for 2004)
VARIABLE SUB-ACCOUNTS                                                                   2001      2002      2003       2004
--------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT DISCOVERY GROWTH - CLASS IB
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  8.060  $  5.600   $  7.292
 Accumulation Unit Value, End of Period                                               $  8.060  $  5.600  $  7.292   $  6.874
 Number of Units Outstanding, End of Period                                             12,089    52,612    56,019     53,986
PUTNAM VT DIVERSIFIED INCOME - CLASS IB
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $ 10.106  $ 10.558   $ 12.504
 Accumulation Unit Value, End of Period                                               $ 10.106  $ 10.558  $ 12.504   $ 13.030
 Number of Units Outstanding, End of Period                                             11,853    23,667    25,695     22,587
PUTNAM VT GROWTH AND INCOME - CLASS IB
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.217  $  7.366   $  9.257
 Accumulation Unit Value, End of Period                                               $  9.217  $  7.366  $  9.257   $  9.357
 Number of Units Outstanding, End of Period                                             25,624    34,780    36,428     35,237
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  8.065  $  5.610   $  6.810
 Accumulation Unit Value, End of Period                                               $  8.065  $  5.610  $  6.810   $  6.359
 Number of Units Outstanding, End of Period                                              3,456       697     2,958      2,955
PUTNAM VT HEALTH SCIENCES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.662  $  7.592   $  8.867
 Accumulation Unit Value, End of Period                                               $  9.662  $  7.592  $  8.867   $  8.681
 Number of Units Outstanding, End of Period                                             10,884    38,840    36,639     36,764
PUTNAM VT NEW VALUE - CLASS IB
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.574  $  7.971   $ 10.417
 Accumulation Unit Value, End of Period                                               $  9.574  $  7.971  $ 10.417   $ 10.810
 Number of Units Outstanding, End of Period                                             10,667    23,289    25,332     22,428
 STI CLASSIC CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.492  $  7.314   $  8.546
 Accumulation Unit Value, End of Period                                               $  9.492  $  7.314  $  8.546   $  8.361
 Number of Units Outstanding, End of Period                                              3,007    57,261    58,701     55,898
STI CLASSIC GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.453  $  7.405   $  9.240
 Accumulation Unit Value, End of Period                                               $  9.453  $  7.405  $  9.240   $  9.507
 Number of Units Outstanding, End of Period                                              3,400    23,116    21,949     28,285
STI CLASSIC INTERNATIONAL EQUITY
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  8.635  $  6.935   $  9.395
 Accumulation Unit Value, End of Period                                               $  8.635  $  6.935  $  9.395   $  9.704
 Number of Units Outstanding, End of Period                                                962     8,014     8,665     17,712
STI CLASSIC INVESTMENT GRADE BOND
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $ 10.337  $ 10.952   $ 11.185
 Accumulation Unit Value, End of Period                                               $ 10.337  $ 10.952  $ 11.185   $ 11.396
 Number of Units Outstanding, End of Period                                             30,005    85,658   100,416     86,360
STI CLASSIC MID-CAP EQUITY
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $ 10.303  $  7.272   $  9.306
 Accumulation Unit Value, End of Period                                               $ 10.303  $  7.272  $  9.306   $  9.539
 Number of Units Outstanding, End of Period                                              5,019    22,866    25,014     25,060
STI CLASSIC SMALL CAP VALUE EQUITY
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $ 10.938  $ 10.661   $ 14.560
 Accumulation Unit Value, End of Period                                               $ 10.938  $ 10.661  $ 14.560   $ 15.774
 Number of Units Outstanding, End of Period                                             12,295    50,763    52,179     50,461

                                 55 PROSPECTUS

ALLSTATE PROVIDER ULTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31, (September 30 for 2004)
VARIABLE SUB-ACCOUNTS                                                                   2001      2002      2003       2004
------------------------------------------------------------------------------------------------------------------------------
STI CLASSIC VALUE INCOME STOCK
 Accumulation Unit Value, Beginning of Period                                         $ 10.000  $  9.541  $  7.814   $  9.490
 Accumulation Unit Value, End of Period                                               $  9.541  $  7.814  $  9.490      9.970
 Number of Units Outstanding, End of Period                                              4,062    31,847    33,164     35,576


+ The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on May 1, 2001. The Accumulation Unit Values in this table reflect a Mortality and Expense Risk Charge of 1.25% and Administrative Expense Charge of 0.10%.

(1) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.




                                 56  PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED/+/ (WITH THE INCOME BENEFIT AND ENHANCED DEATH BENEFIT RIDERS)
--------------------------------------------------------------------------------


ALLSTATE PROVIDER ULTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+ /AND ENDING DECEMBER 31,(September 30 for 2004)
VARIABLE SUB-ACCOUNTS                                                                 2001     2002      2003      2004
AIM V.I. BALANCED-SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.090   $ 7.396   $ 8.447
 Accumulation Unit Value, End of Period                                              $ 9.090  $ 7.396   $ 8.447   $ 8.372
 Number of Units Outstanding, End of Period                                            2,006    6,967     6,504     6,880
AIM V.I. CAPITAL APPRECIATION-SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.642   $ 6.416   $ 8.156
 Accumulation Unit Value, End of Period                                              $ 8.642  $ 6.416   $ 8.156   $ 7.793
 Number of Units Outstanding, End of Period                                           16,080   14,710    14,332     4,994
AIM V.I. CORE EQUITY-SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.000   $ 7.016   $ 8.568
 Accumulation Unit Value, End of Period                                              $10.000  $ 7.016   $ 8.568   $ 8.566
 Number of Units Outstanding, End of Period                                           16,782   17,669    16,401     6,980
AIM V.I. GROWTH -SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.367   $ 5.668   $ 7.302
 Accumulation Unit Value, End of Period                                              $ 8.367  $ 5.668   $ 7.302   $ 7.045
 Number of Units Outstanding, End of Period                                           13,911   12,843    11,421     2,596
AIM V.I. HIGH YIELD -SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.412   $ 8.699   $10.932
 Accumulation Unit Value, End of Period                                              $ 9.412  $ 8.699   $10.932   $11.448
 Number of Units Outstanding, End of Period                                              479       95     1,407     4,855
AIM V.I. PREMIER EQUITY -SERIES I
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.823   $ 6.039   $ 7.414
 Accumulation Unit Value, End of Period                                              $ 8.823  $ 6.039   $ 7.414   $ 7.127
 Number of Units Outstanding, End of Period                                           22,170   21,759    22,150    12,449
FEDERATED PRIME MONEY FUND II
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.075   $10.027   $ 9.909
 Accumulation Unit Value, End of Period                                              $10.075  $10.027   $ 9.909   $ 9.818
 Number of Units Outstanding, End of Period                                           28,939   42,669    29,245       645
FIDELITY VIP CONTRAFUND/(R)/ -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.433   $ 8.369   $10.530
 Accumulation Unit Value, End of Period                                              $ 9.433  $ 8.369   $10.530   $10.960
 Number of Units Outstanding, End of Period                                            5,676   15,127    16,008    17,144
--------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.339   $ 7.593   $ 9.691
 Accumulation Unit Value, End of Period                                              $ 9.339  $ 7.593   $ 9.691   $ 9.736
 Number of Units Outstanding, End of Period                                           16,281   23,563    25,998    28,652
FIDELITY VIP GROWTH -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.651   $ 5.918   $ 7.699
 Accumulation Unit Value, End of Period                                              $ 8.651  $ 5.918   $ 7.699   $ 7.221
 Number of Units Outstanding, End of Period                                            2,064    3,739     4,874     3,235
FIDELITY VIP HIGH INCOME -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.986   $ 9.110   $11.334
 Accumulation Unit Value, End of Period                                              $ 8.986  $ 9.110   $11.334   $11.677
 Number of Units Outstanding, End of Period                                            5,100    2,565     2,345     5,647

                                 57 PROSPECTUS

ALLSTATE PROVIDER ULTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+ /AND ENDING DECEMBER 31,(September 30 for 2004)
VARIABLE SUB-ACCOUNTS                                                                 2001     2002      2003      2004
-----------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP INDEX 500 PORTFOLIO -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.010   $ 6.858   $ 8.623
 Accumulation Unit Value, End of Period                                              $ 9.010  $ 6.858   $ 8.623   $ 8.601
 Number of Units Outstanding, End of Period                                            9,098   20,543    24,750    23,760
FIDELITY VIP OVERSEAS PORTFOLIO -SERVICE CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.018   $ 6.260   $ 8.788
 Accumulation Unit Value, End of Period                                              $ 8.018  $ 6.260   $ 8.788   $ 8.600
 Number of Units Outstanding, End of Period                                                0        0         0         0
FTVIP TEMPLETON GLOBAL INCOME SECURITIES - CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.396   $12.362   $14.855
 Accumulation Unit Value, End of Period                                              $10.396  $12,362   $14.855   $15.250
 Number of Units Outstanding, End of Period                                                0      393       671     9,677
FTVIP TEMPLETON GROWTH SECURITIES - CLASS 2
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.683   $ 7.746   $10.047
 Accumulation Unit Value, End of Period                                              $ 9.683  $ 7.746   $10.047   $10.330
 Number of Units Outstanding, End of Period                                              102   17,855    23,874    44,932
MFS EMERGING GROWTH - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.130   $ 5.278   $ 6.731
 Accumulation Unit Value, End of Period                                              $ 8.130  $ 5.278   $ 6.731   $ 6.551
 Number of Units Outstanding, End of Period                                           13,429   12,446    14,843    14,817
MFS INVESTORS TRUST - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.813   $ 6.820   $ 8.156
 Accumulation Unit Value, End of Period                                              $ 8.813  $ 6.820   $ 8.156   $ 8.078
 Number of Units Outstanding, End of Period                                            4,190    7,183     6,574     6,193
MFS NEW DISCOVERY - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.586   $ 6.416   $ 8.403
 Accumulation Unit Value, End of Period                                              $ 9.586  $ 6.416   $ 8.403   $ 7.706
 Number of Units Outstanding, End of Period                                              683   20,924    28,388    28,038
MFS RESEARCH - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.430   $ 6.228   $ 7.603
 Accumulation Unit Value, End of Period                                              $ 8.430  $ 6.228   $ 7.603   $ 7.680
 Number of Units Outstanding, End of Period                                              936    1,721     1,688     1,654
MFS UTILITIES - SERVICE CLASS
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 7.520   $ 5.691   $ 7.573
 Accumulation Unit Value, End of Period                                              $ 7.520  $ 5.691   $ 7.573   $ 8.408
 Number of Units Outstanding, End of Period                                            7,254    4,806     4,255     7,111
OPPENHEIMER AGGRESSIVE GROWTH
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.803   $ 6.239   $ 7.691
 Accumulation Unit Value, End of Period                                              $ 8.803  $ 6.239   $ 7.691   $ 8.076
 Number of Units Outstanding, End of Period                                            6,136    7,550     8,776     8,551
OPPENHEIMER BALANCED/(1)/
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.577   $ 8.422   $10.330
 Accumulation Unit Value, End of Period                                              $ 9.577  $ 8.422   $10.330   $10.401
 Number of Units Outstanding, End of Period                                            2,422   17,298    22,120    30,762
OPPENHEIMER CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.663   $ 6.219   $ 7.993
 Accumulation Unit Value, End of Period                                              $ 8.663  $ 6.219   $ 7.993   $ 7.761
 Number of Units Outstanding, End of Period                                           13,792   51,734    61,645    61,012
OPPENHEIMER GLOBAL SECURITIES
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.282$  $ 7.094   $ 9.958
 Accumulation Unit Value, End of Period                                              $ 9.282  $ 7.094   $ 9.958   $10.064
 Number of Units Outstanding, End of Period                                            2,830    4,281     4,584     2,868
OPPENHEIMER MAIN STREET
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.140   $ 7.284   $ 9.060
 Accumulation Unit Value, End of Period                                              $ 9.140  $ 7.284   $ 9.060   $ 8.986
 Number of Units Outstanding, End of Period                                           12,659   18,076    19,388    17,638


                                 58 PROSPECTUS

ALLSTATE PROVIDER ULTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+ /AND ENDING DECEMBER 31,(September 30 for 2004)
VARIABLE SUB-ACCOUNTS                                                                 2001     2002      2003      2004
------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.215   $10.772   $12.484
 Accumulation Unit Value, End of Period                                              $10.215   10.772   $12.484   $12.762
 Number of Units Outstanding, End of Period                                            6,083   11,280     6,872     8,737
PUTNAM VT DISCOVERY GROWTH - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.033   $ 5.552   $ 7.193
 Accumulation Unit Value, End of Period                                              $ 8.033  $ 5.552   $ 7.193   $ 6.756
 Number of Units Outstanding, End of Period                                            7,867   10,595    10,547     9,874
PUTNAM VT DIVERSIFIED INCOME - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.072   $10.469   $12.336
 Accumulation Unit Value, End of Period                                              $10.072  $10.469   $12.336   $12.806
 Number of Units Outstanding, End of Period                                                0      538     1,064       794
PUTNAM VT GROWTH AND INCOME - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.186   $ 7.304   $ 9.132
 Accumulation Unit Value, End of Period                                              $ 9.186  $ 7.304   $ 9.132   $ 9.196
 Number of Units Outstanding, End of Period                                              642      175         0         0
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.037   $ 5.562   $ 6.718
 Accumulation Unit Value, End of Period                                              $ 8.037  $ 5.562   $ 6.718   $ 6.249
 Number of Units Outstanding, End of Period                                                0        0         0         0
PUTNAM VT HEALTH SCIENCES - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.629   $ 7.528   $ 8.748
 Accumulation Unit Value, End of Period                                              $ 9.629  $ 7.528   $ 8.748   $ 8.532
 Number of Units Outstanding, End of Period                                           11,843    8,032     7,760     7,620
PUTNAM VT NEW VALUE - CLASS IB
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.542   $ 7.904   $10.277
 Accumulation Unit Value, End of Period                                              $ 9.542  $ 7.904   $10.277   $10.624
 Number of Units Outstanding, End of Period                                                0        0       923       923
 STI CLASSIC CAPITAL APPRECIATION
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.460   $ 7.252   $ 8.431
 Accumulation Unit Value, End of Period                                              $ 9.460  $ 7.252   $ 8.431   $ 8.217
 Number of Units Outstanding, End of Period                                              293   22,090    19,339    18,394
STI CLASSIC GROWTH AND INCOME
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.421   $ 7.342   $ 9.115
 Accumulation Unit Value, End of Period                                              $ 9.421  $ 7.342   $ 9.115   $ 9.343
 Number of Units Outstanding, End of Period                                            1,830    8,158     5,441     5,013
STI CLASSIC INTERNATIONAL EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 8.606   $ 6.877   $ 9.268
 Accumulation Unit Value, End of Period                                              $ 8.606  $ 6.877   $ 9.268   $ 9.537
 Number of Units Outstanding, End of Period                                                0        0         0     2,785
STI CLASSIC INVESTMENT GRADE BOND
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.302   $10.860   $11.034
 Accumulation Unit Value, End of Period                                              $10.302  $10.860   $11.034   $11.200
 Number of Units Outstanding, End of Period                                            2,966   20,300    17,659     5,176
STI CLASSIC MID-CAP EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.268   $ 7.210   $ 9.181
 Accumulation Unit Value, End of Period                                              $10.268  $ 7.210   $ 9.181   $ 9.374
 Number of Units Outstanding, End of Period                                              592   17,585    19,063    18,608
STI CLASSIC SMALL CAP VALUE EQUITY
 Accumulation Unit Value, Beginning of Period                                        $10.000  $10.901   $10.571   $14.364
 Accumulation Unit Value, End of Period                                              $10.901  $10.571   $14.364   $15.502
 Number of Units Outstanding, End of Period                                            4,362    6,001     6,354     6,034
STI CLASSIC VALUE INCOME STOCK
 Accumulation Unit Value, Beginning of Period                                        $10.000  $ 9.509   $ 7.747   $ 9.362
 Accumulation Unit Value, End of Period                                              $ 9.509  $ 7.747   $ 9.362   $ 9.798
 Number of Units Outstanding, End of Period                                            3,040   24,545    28,223    32,881





                                 59  PROSPECTUS

+ The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on May 1, 2001. The Accumulation Unit Values in this table reflect a Mortality and Expense Risk Charge of 1.75% and Administrative Expense Charge of 0.10%.

(1) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.




                                 60  PROSPECTUS

APPENDIX B MARKET VALUE ADJUSTMENT EXAMPLES
--------------------------------------------------------------------------------

The Market Value Adjustment is based on the following:

I = the Treasury Rate for a maturity equal to the Guarantee Period for the week preceding the establishment of the Guarantee Period.

N = the number of whole and partial years from the date we receive the withdrawal, transfer, or death benefit request, or from the Payout Start Date to the end of the Guarantee Period.

J = the Treasury Rate for a maturity equal to the Guarantee Period for the week preceding the receipt of the withdrawal, transfer, death benefit, or income payment request.*

Treasury Rate means the U.S. Treasury Note Constant Maturity yield as reported in Federal Reserve Board Statistical Release H.15.

*If a U.S. Treasury Note ("Note") with a maturity of the Guarantee Period is not available, we will determine an appropriate interest rate based on an interpolation of the next shortest duration and next longest duration Notes.

The Market Value Adjustment factor is determined from the following formula:

                            .9 X [I-(J + .0025)] X N

To determine the Market Value Adjustment, we will multiply the Market Value Adjustment factor by the amount transferred, withdrawn (in excess of the Free Withdrawal Amount), paid as a death benefit, or applied to an Income Plan from a Guarantee Period at any time other than during the 30 day period after such Guarantee Period expires.


                                 61  PROSPECTUS

EXAMPLES OF MARKET VALUE ADJUSTMENT
--------------------------------------------------------------------------------

Purchase Payment: $10,000 allocated to a Guarantee Period

Guarantee Period: 5 years

Interest Rate: 4.50%

Full Surrender: End of Contract Year 3

NOTE: These examples assume that premium taxes are not applicable.


Step 1.  Calculate Contract       $10,000.00 X (1.045)/3/ = $11,411.66
 Value at End of Contract Year
 3:
Step 2. Calculate the Free        .15 X ($10,000.00) = $1,500.00
 Withdrawal Amount:
Step 3. Calculate the Market      I = 4.5%
 Value Adjustment:                J = 4.2%
                                  N = 730 days    =2
                                      --------
                                          365 days
                                  Market Value Adjustment Factor: .9 X [I - (J
                                  + .0025)] X N
                                  = .9 X [.045 - (.042 + .0025)] X 2 = .0009

                                  Market Value Adjustment = Market Value
                                  Adjustment Factor X Amount Subject to Market
                                  Value Adjustment:
                                   = .0009 X ($11,411.66 - $1,500.00) = $8.92
Step 4. Calculate the amount
 received by a Contract owner as  $11,411.66 + $8.92 = $11,420.58 a result of full withdrawal at
 the end of Contract Year 3:

EXAMPLE 1 FOR ALLSTATE PROVIDER ADVANTAGE CONTRACTS (ASSUMES DECLINING INTEREST
                                     RATES)



 EXAMPLE 2: FOR ALLSTATE PROVIDER ADVANTAGE CONTRACTS (ASSUMES RISING INTEREST
                                     RATES)


Step 1.  Calculate Contract       $10,000.00 X (1.045)/3 /= $11,411.66
 Value at End of Contract Year
 3:
Step 2. Calculate the Free        .15 X ($10,000.00) = $1,500.00
 Withdrawal Amount:
Step 3. Calculate the Market      I = 4.5%
 Value Adjustment:                J = 4.8%
                                  N = 730 days    =2
                                      --------
                                          365 days
                                  Market Value Adjustment Factor: .9 X [I - (J
                                  + .0025)] X N
                                  = .9 X [.045 - (.048 + .0025)] X 2 = -.0099

                                  Market Value Adjustment = Market Value
                                  Adjustment Factor X Amount Subject to Market
                                  Value Adjustment:
                                   = -.0099 X ($11,411.66 - $1,500.00) =
                                  -$98.13
Step 4. Calculate the amount
 received by a Contract owner as  $11,411.66 - $98.13 = $11,313.53 a result of full withdrawal at
 the end of Contract Year 3:




















                                 62  PROSPECTUS

  EXAMPLE 3: FOR ALLSTATE PROVIDER ULTRA CONTRACTS (ASSUMES DECLINING INTEREST
                                     RATES)


Step 1. Calculate Contract Value  $10,000.00 X (1.045)/3 /= $11,411.66
 at End of Contract Year 3:
Step 2. Calculate the Free        .15 X ($10,000.00) = $1,500.00
 Withdrawal Amount:
Step 3. Calculate the Withdrawal  = .06 X  ($10,000 - $1,500) = $510.00
 Charge:
Step 4. Calculate the Market      I = 4.50%
 Value Adjustment:                J = 4.20%
                                  N = 730 days    =2
                                      --------
                                          365 days
                                  Market Value Adjustment Factor:.9 X [I - (J
                                  +.0025)] X N
                                  =.9 X [.045 - (.042 +.0025)] X 2 =.0009

                                  Market Value Adjustment = Market Value
                                  Adjustment Factor X Amount Subject to Market
                                  Value Adjustment:
                                   =.0009 X ($11,411.66 - $1,500.00) = $8.92
Step 5. Calculate the amount
 received by a Contract owner as  $11,411.66 - $510.00 + $8.92 = $10,910.58 a result of full withdrawal at
 the end of Contract Year 3:







EXAMPLE 4: FOR ALLSTATE PROVIDER ULTRA CONTRACTS (ASSUMES RISING INTEREST RATES)


Step 1.  Calculate Contract Value at End of  $10,000.00 X (1.045)/3 /=
 Contract Year 3:                            $11,411.66

Step 2. Calculate the Free Withdrawal        .15 X ($10,000.00) = $1,500.00
 Amount:
Step 3. Calculate the Withdrawal Charge      = .06 X  ($10,000 - $1,500) =
                                             $510.00
Step 4. Calculate the Market Value           I = 4.50%
 Adjustment:                                 J = 4.80%
                                             N = 730 days    =2
                                                 --------
                                                     365 days
                                             Market Value Adjustment Factor: .9
                                             X [I - (J + .0025)] X N
                                             = .9 X [.045 - (.048 + .0025)] X 2
                                             = -.0099

                                             Market Value Adjustment = Market
                                             Value Adjustment Factor X Amount
                                             Subject to Market Value
                                             Adjustment:
                                              = -.0099 X ($11,411.66 -
                                             $1,500.00) = -($98.13)
Step 5. Calculate the amount received by a
 Contract owner as a result of full          $11,411.66 - $510.00 - $98.13 =
 withdrawal at the end of Contract Year 3:   $10,803.53






                                 63  PROSPECTUS

APPENDIX C CALCULATION OF ENHANCED EARNINGS DEATH BENEFIT AMOUNT
--------------------------------------------------------------------------------

THE ENHANCED EARNINGS DEATH BENEFIT RIDER IS NOT AVAILABLE FOR PURCHASE WITH ANY IRA AT THIS TIME.

ALLSTATE PROVIDER ADVANTAGE CONTRACTS

EXAMPLE1. In this example, assume that the oldest Owner is age 55 at the time the Contract is issued and elects the Enhanced Earnings Death Benefit Rider when the Contract is issued. The Owner makes an initial purchase payment of $100,000. After four years, the Owner dies. On the date Allstate receives Due Proof of Death, the Contract Value is $125,000. Prior to his death, the Owner did not make any additional purchase payments or take any withdrawals.

Excess-of-Earnings Withdrawals = $0

Purchase payments in the 12 months prior to Death = $0

In-Force Premium = $100,000 ($100,000 + $0 - $0)

In-Force Earnings = $25,000 ($125,000 - $100,000)

Enhanced Earnings Death Benefit = 40% X $25,000 = $10,000.

Since 40% In-Force Earnings are less than 80% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the In-Force Earnings are used to compute the Enhanced Earnings Death Benefit amount.

EXAMPLE 2. In the second example, assume the same facts as above, except that the Owner has taken a withdrawal of $10,000 during the second year of the Contract. At the time the withdrawal is taken, the Contract Value is $105,000. Here, $5,000 of the withdrawal is in excess of the In-Force Earnings at the time of the withdrawal. The Contract Value on the date Allstate receives due proof of death will be assumed to be $114,000.

Excess of Earnings Withdrawals = $5,000 ($10,000 - $5,000)

Purchase payments in the 12 months prior to Death = $0

In-Force Premium = $95,000 ($100,000 + $0 - $5,000)

In-Force Earnings = $19,000 ($114,000 - $95,000)

Enhanced Earnings Death Benefit = 40% X $19,000 = $7,600.

Since 40% In-Force Earnings are less than 80% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the In-Force Earnings are used to compute the Enhanced Earnings Death Benefit amount.

EXAMPLE 3. This third example is intended to illustrate the effect of adding the Enhanced Earnings Death Benefit Rider after the Contract has been issued and the effect of later purchase payments. In this example, assume that the oldest Owner is age 65 on the Rider Date. At the time the Contract is issued, the Owner makes a purchase payment of $100,000. After two years pass, the Owner elects to add the Enhanced Earnings Death Benefit Rider. On the date this Rider is added, the Contract Value is $110,000. Two years later, the Owner withdraws $50,000. Immediately prior to the withdrawal, the Contract Value is $130,000. Another two years later, the Owner makes an additional purchase payment of $40,000. Immediately after the additional purchase payment, the Contract Value is $130,000. Two years later, the owner dies with a Contract Value of $140,000 on the date Allstate receives Due Proof of Death.

Excess of Earnings Withdrawals = $30,000 ($50,000 - $20,000)

Purchase payments in the 12 months prior to Death = $0

In-Force Premium = $120,000 ($110,000 + $40,000 - $30,000)

In-Force Earnings = $20,000 ($140,000 - $120,000)

Enhanced Earnings Death Benefit = 30% of $20,000 = $6,000.

In this example, In-Force Premium is equal to the Contract Value on the date the Rider was issued plus the additional purchase payment and minus the Excess-of-Earnings Withdrawal.

Since 30% In-Force Earnings are less than 60% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the In-Force Earnings are used to compute the Enhanced Earnings Death Benefit amount.






                                 64  PROSPECTUS

ALLSTATE PROVIDER ULTRA CONTRACTS

EXAMPLE1. In this example, assume that the oldest Owner is age 55 at the time the Contract is issued and elects the Enhanced Earnings Death Benefit Rider when the Contract is issued. The Owner makes an initial purchase payment of $100,000. After four years, the Owner dies. On the date Allstate receives Due Proof of Death, the Contract Value is $125,000. Prior to his death, the Owner did not make any additional purchase payments or take any withdrawals.

Excess-of-Earnings Withdrawals = $0

Purchase payments in the 12 months prior to Death = $0

In-Force Premium = $100,000 ($100,000 + $0 - $0)

Death Benefit Earnings = $25,000 ($125,000 - $100,000)

Enhanced Earnings Death Benefit = 40% X $25,000 = $10,000.

Since Death Benefit Earnings are less than 200% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the Death Benefit Earnings are used to compute the Enhanced Earnings Death Benefit amount.

EXAMPLE 2. In the second example, assume the same facts as above, except that the Owner has taken a withdrawal of $10,000 during the second year of the Contract. At the time the withdrawal is taken, the Contract Value is $105,000. Here, $5,000 of the withdrawal is in excess of the Death Benefit Earnings at the time of the withdrawal. The Contract Value on the date Allstate receives due proof of death will be assumed to be $114,000.

Excess of Earnings Withdrawals = $5,000 ($10,000 - $5,000)

Purchase payments in the 12 months prior to Death = $0

In-Force Premium = $95,000 ($100,000 + $0 -$5,000)

Death Benefit Earnings = $19,000 ($114,000 - $95,000)

Enhanced Earnings Death Benefit = 40% X $19,000 = $7,600.

Since Death Benefit Earnings are less than 200% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the Death Benefit Earnings are used to compute the Enhanced Earnings Death Benefit amount.

EXAMPLE 3. This third example is intended to illustrate the effect of adding the Enhanced Earnings Death Benefit Rider after the Contract has been issued and the effect of later purchase payments. In this example, assume that the oldest Owner is age 65 on the Rider Date. At the time the Contract is issued, the Owner makes a purchase payment of $100,000. After two years pass, the Owner elects to add the Enhanced Earnings Death Benefit Rider. On the date this Rider is added, the Contract Value is $110,000. Two years later, the Owner withdraws $50,000. Immediately prior to the withdrawal, the Contract Value is $130,000. Another two years later, the Owner makes an additional purchase payment of $40,000. Immediately after the additional purchase payment, the Contract Value is $130,000. Two years later, the owner dies with a Contract Value of $140,000 on the date Allstate receives Due Proof of Death.

Excess of Earnings Withdrawals = $30,000 ($50,000 - $20,000)

Purchase payments in the 12 months prior to Death = $0

In-Force Premium = $120,000 ($110,000 + $40,000 - $30,000)

Death Benefit Earnings = $20,000 ($140,000 - $120,000)

Enhanced Earnings Death Benefit = 30% of $20,000 = $6,000.

In this example, In-Force Premium is equal to the Contract Value on the date the Rider was issued plus the additional purchase payment and minus the Excess-of-Earnings Withdrawal.

Since Death Benefit Earnings are less than 200% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the Death Benefit Earnings are used to compute the Enhanced Earnings Death Benefit amount.


                                 65  PROSPECTUS

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS
--------------------------------------------------------------------------------
THE CONTRACT
--------------------------------------------------------------------------------
  Purchases of Contracts
--------------------------------------------------------------------------------
  Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)
--------------------------------------------------------------------------------
  CALCULATION OF ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------
  Net Investment Factor
--------------------------------------------------------------------------------
  CALCULATION OF VARIABLE INCOME PAYMENTS
--------------------------------------------------------------------------------
  CALCULATION OF ANNUITY UNIT VALUES
--------------------------------------------------------------------------------
GENERAL MATTERS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  Incontestability
--------------------------------------------------------------------------------
  Settlements
--------------------------------------------------------------------------------
  Safekeeping of the Variable Account's Assets
--------------------------------------------------------------------------------
  Premium Taxes
--------------------------------------------------------------------------------
  Tax Reserves
--------------------------------------------------------------------------------
EXPERTS
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
APPENDIX A - ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.


                                 66  PROSPECTUS

THE ALLSTATE(R) PROVIDER VARIABLE ANNUITY SERIES

Allstate Life Insurance Company              Statement of Additional Information
Allstate Financial Advisors                   dated January 3, 2005
Separate Account I

P.O. Box 80469 Lincoln, NE 68501-0469 1 (800) 755-5275

This Statement of Additional Information supplements the information in the prospectus for the following Allstate/R/ Provider Variable Annuity Series Contracts that we offer:

     The Allstate(R) Provider Advantage Variable Annuity

     The Allstate(R) Provider Ultra Variable Annuity

     The Allstate(R) Provider Extra Variable Annuity

Not all Contracts may be available in all states or through your representative. Please check with your representative for details. This Statement of Additional Information does not constitute an offer of any Contract in such cases.

This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated January 3, 2005, for each Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above.

For convenience, we use the terms "Contract" and "Contracts" to refer generally to all three Contracts, except as specifically noted.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus for each Contract.

The Allstate(R) Provider Variable Annuity Series Contracts are offered through multiple sales channels that may offer different combinations of the Variable Sub-Accounts. If you own a Allstate(R) Provider Variable Annuity Series Contract, please refer to your prospectus for the Variable Sub-Accounts available under your Contract.






                                TABLE OF CONTENTS

Description

Additions, Deletions or Substitutions of Investments
The Contract
    Purchases of Contracts
    Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)
    Calculation of Accumulation Unit Values
    Net Investment Factor
    Calculation of Variable Income Payments
    Calculation of Annuity Unit Values
General Matters
    Incontestability
    Settlements
    Safekeeping of the Variable Account's Assets
    Premium Taxes
    Tax Reserves
Experts
Financial Statements
Appendix A Accumulation Unit Values






ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Portfolio shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another portfolio of the same or different mutual fund if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract owner's interest in a Variable Sub-Account until we have notified the Contract owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract with existing Contract owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

THE CONTRACT

The Contract is primarily designed to aid individuals in long-term financial planning. You can use it for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.


PURCHASE OF CONTRACTS

We offered the Contracts to the public through brokers licensed under the federal securities laws and state insurance laws. The Contracts are distributed through the principal underwriter for the Variable Account, ALFS, Inc., an affiliate of Allstate Life. ALFS, Inc., receives no underwriting commission. Allstate Life is no longer offering the Contracts for sale. If you have already purchased a Contract, you may continue to make purchase payments according to your Contracts.


TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.


CALCULATION OF ACCUMULATION UNIT VALUES

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 3:00 p.m. Central Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Sub-account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

(A) Is the sum of:

     (1) the net asset value per share of the mutual fund underlying the sub-account determined at the end of the current Valuation Period, plus

     (2) the per share amount of any dividend or capital gain distributions made by the mutual fund underlying the subaccount during the current Valuation Period.

(B) Is by the net asset value per share of the mutual fund underlying the sub-account determined as of the end of the immediately preceding Valuation Period.

(C) Is the sum of the Mortality and Expense Risk Charge, and the Administrative Expense Charge, corresponding to the portion of the 365-day year (366 days for a Leap Year) that is in the current Valuation Period.

CALCULATION OF VARIABLE INCOME PAYMENTS

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Sub-Account's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Sub-Account.



CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

o multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

o dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.



GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract owner(s) death (or Annuitant's death if there is a non-natural Contract owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Portfolios' prospectuses for a more complete description of the custodian of the Portfolios.

PREMIUM TAXES

Applicable premium tax rates depend on the Contract owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.

TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

EXPERTS

The consolidated financial statements of Allstate Life Insurance Company as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, and the related financial statement schedules included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in the methods of accounting for embedded derivatives in modified coinsurance agreements and variable interest entities in 2003), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts comprising Allstate Financial Advisors Separate Account I as of December 31, 2003 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts comprising Glenbrook Life and Annuity Company Separate Account A and Glenbrook Life Multi-Manager Variable Account as of December 31, 2003 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information of Allstate Life Insurance Company for the quarterly periods ended September 30, 2004 and 2003 included in this Statement of Additional Information, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company's Quarterly Report on Form 10-Q for the quarters ended September 30, 2004 and 2003 and included in this Statement of Additional Information, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.


FINANCIAL STATEMENTS

The following financial statements (and accompanying Independent Auditors' Reports) appear in the pages that follow:


o consolidated financial statements of Allstate Life as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 and related financial statement schedules, and

o unaudited consolidated financial statements of Allstate Life for the quarterly periods ending September 30, 2004 and 2003.

o the financial statements of Allstate Financial Advisors Separate Account I as of December 31, 2003 and for each of the periods in the two years then ended,

o the unaudited financial statements of Allstate Financial Advisors Separate Account I as of September 30, 2004 and for the nine-month period ended September 30, 2004,

o the financial statements of Glenbrook Life Multi-Manager Variable Account and of Glenbrook Life and Annuity Company Separate Account A as of December 31, 2003, and for each of the periods in the two years then ended, and

o the unaudited financial statements of Glenbrook Life Multi-Manager Variable Account and of Glenbrook Life and Annuity Company Separate Account A as of as of September 30, 2004 and for the nine-month periods ended September 30, 2004.

The consolidated financial statements and schedules of Allstate Life included herein should be considered only as bearing upon the ability of Allstate Life to meet its obligations under the Contracts.

                                   APPENDIX A
                            ACCUMULATION UNIT VALUES

The Accumulation Unit Values reflecting the highest and lowest combination of Contract charges that affect Accumulation Unit Values for each Contract are contained in the prospectus. Attached as Appendix A to this Statement of Additional Information are tables showing the Accumulation Unit Values for all other classes of accumulation units available under the Contracts. Accumulation Unit Values and number of Accumulation Units outstanding are shown for each Variable Sub-Account since the Contracts were first offered+.

ALLSTATE PROVIDER VARIABLE ANNUITY SERIES (ADVANTAGE, ULTRA, EXTRA) COMBINATION

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED+ (WITH THE ENHANCED DEATH BENEFIT RIDER)



ALLSTATE PROVIDER ADVANTAGE CONTRACTS


FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,
(September 30 for 2004)

                                                                           2001     2002     2003    2004
Variable Sub-Accounts
AIM V.I. AGGRESSIVE GROWTH - SERIES I*
Accumulation Unit Value, Beginning of Period                             $10.000  $10.661   $8.096 $10.071
Accumulation Unit Value, End of Period                                   $10.661   $8.096  $10.071  $9.860
Number of Units Outstanding, End of Period                                     0        0        0       0
AIM V.I. BALANCED - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000  $11.284   $9.186 $10.496
Accumulation Unit Value, End of Period                                   $11.284   $9.186  $10.496 $10.406
Number of Units Outstanding, End of Period                                     0        0        0       0
AIM V.I. CAPITAL APPRECIATION - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000  $12.610   $9.367 $11.913
Accumulation Unit Value, End of Period                                   $12.610   $9.367  $11.913 $11.388
Number of Units Outstanding, End of Period                                     0      263      263       0
AIM V.I. CORE EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000  $12.382  $10.265 $12.542
Accumulation Unit Value, End of Period                                   $12.382  $10.265  $12.542 $12.544
Number of Units Outstanding, End of Period                                     0        0        0       0
AIM V.I. DENT DEMOGRAPHIC TRENDS - SERIES I*
Accumulation Unit Value, Beginning of Period                             $10.000  $11.036   $7.348  $9.919
Accumulation Unit Value, End of Period                                   $11.036   $7.348   $9.919  $9.409
Number of Units Outstanding, End of Period                                     0        0        0       0
AIM V.I. DIVERSIFIED INCOME - SERIES I*
Accumulation Unit Value, Beginning of Period                             $10.000   $9.772   $9.816 $10.530
Accumulation Unit Value, End of Period                                    $9.772   $9.816  $10.530 $10.777
Number of Units Outstanding, End of Period                                     0        0        0       0
AIM V.I. GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000  $11.621   $7.877 $10.152
Accumulation Unit Value, End of Period                                   $11.621   $7.877  $10.152  $9.799
Number of Units Outstanding, End of Period                                     0        0        0       0
AIM V.I. INTERNATIONAL GROWTH - SERIES I*
Accumulation Unit Value, Beginning of Period                             $10.000  $10.213   $8.457 $10.718
Accumulation Unit Value, End of Period                                   $10.213   $8.457  $10.718 $11.391
Number of Units Outstanding, End of Period                                     0        0        0       0
AIM V.I. PREMIER EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000  $11.844   $8.111  $9.963
Accumulation Unit Value, End of Period                                   $11.844   $8.111   $9.963  $9.581
Number of Units Outstanding, End of Period                                     0        0        0       0
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH - INITIAL SHARES*
Accumulation Unit Value, Beginning of Period                             $10.000  $10.520   $7.340  $9.083
Accumulation Unit Value, End of Period                                   $10.520   $7.340   $9.083  $8.742
Number of Units Outstanding, End of Period                                     0        0        0       0
DREYFUS STOCK INDEX - INITIAL SHARES*
Accumulation Unit Value, Beginning of Period                             $10.000  $10.579   $8.065 $10.167
Accumulation Unit Value, End of Period                                   $10.579   $8.065  $10.167 $10.166
Number of Units Outstanding, End of Period                                     0        0        0       0
DREYFUS VIF GROWTH & INCOME - INITIAL SHARES*
Accumulation Unit Value, Beginning of Period                             $10.000  $10.714   $7.856  $9.765
Accumulation Unit Value, End of Period                                   $10.714   $7.856   $9.765  $9.461
Number of Units Outstanding, End of Period                                     0        0        0       0
DREYFUS VIF MONEY MARKET - INITIAL SHARES*
Accumulation Unit Value, Beginning of Period                             $10.000  $10.006   $9.970  $9.858
Accumulation Unit Value, End of Period                                   $10.006   $9.970   $9.858  $9.773
Number of Units Outstanding, End of Period                                     0        0        0       0
FIDELITY VIP ASSET MANAGER: GROWTH/(R)/ - SERVICE CLASS 2*
Accumulation Unit Value, Beginning of Period                             $10.000  $10.610   $8.770 $10.596
Accumulation Unit Value, End of Period                                   $10.610   $8.770  $10.596 $10.288
Number of Units Outstanding, End of Period                                     0        0        0       0
FIDELITY VIP CONTRAFUND/(R)/ - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000  $11.417  $10.135 $12.759
Accumulation Unit Value, End of Period                                   $11.417  $10.135  $12.759 $13.284
Number of Units Outstanding, End of Period                                     0        0        0       0
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000  $11.695   $9.514 $12.149
Accumulation Unit Value, End of Period                                   $11.695   $9.514  $12.149 $12.210
Number of Units Outstanding, End of Period                                     0      839      838       0
FIDELITY VIP GROWTH - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000  $12.415   $8.498 $11.061
Accumulation Unit Value, End of Period                                   $12.415   $8.498  $11.061 $10.377
Number of Units Outstanding, End of Period                                     0      456      455       0
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000  $10.157  $10.304 $12.826
Accumulation Unit Value, End of Period                                   $10.157  $10.304  $12.826 $13.219
Number of Units Outstanding, End of Period                                     0        0        0       0
FTVIP FRANKLIN SMALL CAP*/ /- CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000  $11.179   $7.829 $10.551
Accumulation Unit Value, End of Period                                   $11.179   $7.829  $10.551 $10.552
Number of Units Outstanding, End of Period                                     0        0        0       0
FTVIP FRANKLIN TECHNOLOGY SECURITIES- CLASS 2/(1)/
Accumulation Unit Value, Beginning of Period                             $10.000  $11.578   $6.378      --
Accumulation Unit Value, End of Period                                   $11.578   $6.378   $6.955      --
Number of Units Outstanding, End of Period                                     0        0        0     --
FTVIP MUTUAL SHARES SECURITIES- CLASS 2*
Accumulation Unit Value, Beginning of Period                             $10.000  $10.597   $9.177 $11.278
Accumulation Unit Value, End of Period                                   $10.597   $9.177  $11.278 $11.537
Number of Units Outstanding, End of Period                                     0        0        0       0
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES- CLASS 2*
Accumulation Unit Value, Beginning of Period                             $10.000  $10.960  $10.747 $16.147
Accumulation Unit Value, End of Period                                   $10.960  $10.747  $16.147 $17.253
Number of Units Outstanding, End of Period                                     0        0        0       0
FTVIP TEMPLETON FOREIGN SECURITIES - CLASS 2*
Accumulation Unit Value, Beginning of Period                             $10.000  $10.507   $8.403 $10.910
Accumulation Unit Value, End of Period                                   $10.507   $8.403  $10.910 $11.227
Number of Units Outstanding, End of Period                                     0        0        0       0
GOLDMAN SACHS VIT CORE/SM /SMALL CAP EQUITY*
Accumulation Unit Value, Beginning of Period                             $10.000  $11.267   $9.408 $13.489
Accumulation Unit Value, End of Period                                   $11.267   $9.408  $13.489 $13.870
Number of Units Outstanding, End of Period                                     0        0        0       0
GOLDMAN SACHS VIT CORE/SM/ U.S. EQUITY *
Accumulation Unit Value, Beginning of Period                             $10.000  $10.566   $8.104 $10.304
Accumulation Unit Value, End of Period                                   $10.566   $8.104  $10.304 $10.686
Number of Units Outstanding, End of Period                                     0        0        0       0
LSA CAPITAL GROWTH*/(2)/
Accumulation Unit Value, Beginning of Period                             $10.000  $10.572   $7.848      --
Accumulation Unit Value, End of Period                                   $10.572   $7.848   $9.525      --
Number of Units Outstanding, End of Period                                     0        0        0      --
LSA DIVERSIFIED MID-CAP**/(3)/
Accumulation Unit Value, Beginning of Period                                  --  $10.000   $7.754      --
Accumulation Unit Value, End of Period                                        --   $7.754  $10.122      --
Number of Units Outstanding, End of Period                                    --        0        0     --
LSA EQUITY GROWTH*/(2)/
Accumulation Unit Value, Beginning of Period                             $10.000  $10.500   $7.237      --
Accumulation Unit Value, End of Period                                   $10.500   $7.237   $8.774      --
Number of Units Outstanding, End of Period                                     0        0        0      --
MFS EMERGING GROWTH SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000  $12.743   $8.277 $10.561
Accumulation Unit Value, End of Period                                   $12.743   $8.277  $10.561 $10.283
Number of Units Outstanding, End of Period                                   102      312      311       0
MFS INVESTORS TRUST - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000  $11.537   $8.933$10.688
Accumulation Unit Value, End of Period                                   $11.537   $8.933  $10.688 $10.590
Number of Units Outstanding, End of Period                                     0      185      185       0
MFS NEW DISCOVERY - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000  $13.146   $8.804 $11.536
Accumulation Unit Value, End of Period                                   $13.146   $8.804  $11.536 $10.583
Number of Units Outstanding, End of Period                                     0      447      447       0
MFS RESEARCH - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000  $11.940   $8.826 $10.780
Accumulation Unit Value, End of Period                                   $11.940   $8.826  $10.780 $10.893
Number of Units Outstanding, End of Period                                     0        0        0       0
MFS UTILITIES - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000  $10.013   $7.581 $10.093
Accumulation Unit Value, End of Period                                   $10.013   $7.581  $10.093 $11.210
Number of Units Outstanding, End of Period                                     0        0        0       0
OPPENHEIMER AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period                             $10.000  $11.546   $8.187 $10.098
Accumulation Unit Value, End of Period                                   $11.546   $8.187  $10.098 $10.607
Number of Units Outstanding, End of Period                                     0        0        0       0
OPPENHEIMER CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period                             $10.000  $12.226   $8.781 $11.291
Accumulation Unit Value, End of Period                                   $12.226   $8.781  $11.291 $10.968
Number of Units Outstanding, End of Period                                   105      581      580       0
OPPENHEIMER GLOBAL SECURITIES
Accumulation Unit Value, Beginning of Period                             $10.000  $12.364   $9.454 $13.278
Accumulation Unit Value, End of Period                                   $12.364   $9.454  $13.278 $13.424
Number of Units Outstanding, End of Period                                     0        0        0       0
OPPENHEIMER MAIN STREET
Accumulation Unit Value, Beginning of Period                             $10.000  $11.472   $9.148 $11.384
Accumulation Unit Value, End of Period                                   $11.472   $9.148  $11.384 $11.295
Number of Units Outstanding, End of Period                                     0    1,322    1,320       0
OPPENHEIMER STRATEGIC BOND
Accumulation Unit Value, Beginning of Period                             $10.000  $10.377  $10.948 $12.694
Accumulation Unit Value, End of Period                                   $10.377  $10.948  $12.694 $12.982
Number of Units Outstanding, End of Period                                   123      448      447       0
PUTNAM VT GROWTH AND INCOME - CLASS IB
Accumulation Unit Value, Beginning of Period                             $10.000  $11.377   $9.051 $11.322
Accumulation Unit Value, End of Period                                   $11.377   $9.051  $11.322 $11.405
Number of Units Outstanding, End of Period                                     0        0        0       0
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
Accumulation Unit Value, Beginning of Period                             $10.000  $12.241   $8.475 $10.242
Accumulation Unit Value, End of Period                                   $12.241   $8.475  $10.242  $9.531
Number of Units Outstanding, End of Period                                     0      919      918       0
PUTNAM VT HEALTH SCIENCES - CLASS IB
Accumulation Unit Value, Beginning of Period                             $10.000  $11.450   $8.640 $10.044
Accumulation Unit Value, End of Period                                   $11.450   $8.640  $10.044  $9.800
Number of Units Outstanding, End of Period                                     0        0        0       0
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB*
Accumulation Unit Value, Beginning of Period                             $10.000  $10.399   $8.408 $10.612
Accumulation Unit Value, End of Period                                   $10.399   $8.408  $10.612 $10.584
Number of Units Outstanding, End of Period                                     0        0        0       0
PUTNAM VT NEW VALUE - CLASS IB
Accumulation Unit Value, Beginning of Period                             $10.000  $11.848   $9.819 $12.774
Accumulation Unit Value, End of Period                                   $11.848   $9.819  $12.774 $13.210
Number of Units Outstanding, End of Period                                     0      839      838       0
PUTNAM VT RESEARCH - CLASS IB*
Accumulation Unit Value, Beginning of Period                             $10.000  $12.945   $8.333 $10.255
Accumulation Unit Value, End of Period                                   $12.945   $8.333  $10.255  $9.868
Number of Units Outstanding, End of Period                                     0        0        0       0
VAN KAMPEN UIF CORE PLUS FIXED INCOME - CLASS I*/(5)/
Accumulation Unit Value, Beginning of Period                             $10.000   $9.901  $10.435 $10.722
Accumulation Unit Value, End of Period                                    $9.901  $10.435  $10.722 $10.915
Number of Units Outstanding, End of Period                                     0        0        0       0
VAN KAMPEN UIF EQUITY GROWTH - CLASS I***/(2,5)/
Accumulation Unit Value, Beginning of Period                                  --       --       -- $10.000
Accumulation Unit Value, End of Period                                        --       --       --  $9.808
Number of Units Outstanding, End of Period                                    --       --       --       0
VAN KAMPEN UIF GLOBAL VALUE EQUITY - CLASS I*/(5)/
Accumulation Unit Value, Beginning of Period                             $10.000  $10.378   $8.472 $10.729
Accumulation Unit Value, End of Period                                   $10.378   $8.472  $10.729 $10.791
Number of Units Outstanding, End of Period                                     0        0        0       0
VAN KAMPEN UIF U.S. MID CAP VALUE - CLASS I/(3,4,5)/*
Accumulation Unit Value, Beginning of Period                             $10.000  $11.073   $7.826 $10.876
Accumulation Unit Value, End of Period                                   $11.073   $7.826  $10.876 $11.057
Number of Units Outstanding, End of Period                                     0        0        0       0
VAN KAMPEN UIF U.S. REAL ESTATE - CLASS I**/(5)/
Accumulation Unit Value, Beginning of Period                                  --  $10.000   $8.956 $12.177
Accumulation Unit Value, End of Period                                        --   $8.956  $12.177 $13.993
Number of Units Outstanding, End of Period                                    --        0        0       0
VAN KAMPEN UIF VALUE - CLASS I */(5)/
Accumulation Unit Value, Beginning of Period                             $10.000  $10.791   $8.249 $10.861
Accumulation Unit Value, End of Period                                   $10.791   $8.249  $10.861 $11.497
Number of Units Outstanding, End of Period                                     0        0        0       0



+The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on September 21, 2001, except those indicated with one, two or three asterisks. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.45% and Administrative Expense Charge of 0.10%.

* These Variable Sub-Accounts were first offered under the Contracts on November
1, 2001.

**These Variable Sub-Accounts were first offered under the Contracts on May 1, 2002.

*** This Variable Sub-Account was first offered under the Contracts on April 30,
2004.

(1) Effective May 1, 2003, the FTVIP Franklin Technology Securities Fund merged into the FTVIP Franklin Small Cap Fund. Accordingly, for administrative convenience, on May 1, 2003, we combined the FTVIP Franklin Technology
Securities Variable Sub-Account into the FTVIP Franklin Small Cap Variable
Sub-Account.

(2) Effective April 30, 2004, the LSA Capital Growth Fund and the LSA Equity
Growth Fund were merged into the Van Kampen UIF Equity Growth Portfolio Class I.
Accordingly, on April 30, 2004, we transferred the value of the LSA Capital
Growth Variable Sub-Account and the LSA Equity Growth Variable Sub-Account into the Van Kampen UIF Equity Growth Variable Sub-Account.***

(3) Effective April 30, 2004, the LSA Diversified Mid Cap Fund merged into the
Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I. Accordingly, on April 30,
2004, we transferred the value of the LSA Diversified Mid Cap Variable
Sub-Account into the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account.

(4) Effective September 30, 2003, the Van Kampen UIF U.S. Mid Cap Core Portfolio changed its name to the Van Kampen UIF U.S. Mid Cap Value Portfolio. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(5) Morgan Stanley Investment Management, Inc., the adviser to the UIF
Portfolios, does business in certain instances using the name Van Kampen.
ALLSTATE PROVIDER VARIABLE ANNUITY SERIES (ADVANTAGE, ULTRA, EXTRA)


ACCUMULATION  UNIT VALUE AND NUMBER OF ACCUMULATION  UNITS  OUTSTANDING FOR EACH
VARIABLE  SUB-ACCOUNT  SINCE  CONTRACTS  WERE  FIRST  OFFERED+  (WITH THE INCOME
BENEFIT RIDER)



ALLSTATE PROVIDER ADVANTAGE CONTRACTS

FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,
(September 30 for 2004)                                                         2001     2002      2003     2004
Variable Sub-Accounts
AIM V.I. AGGRESSIVE GROWTH - SERIES I*
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.661    $8.096  $10.071
Accumulation Unit Value, End of Period                                       $10.661   $8.096   $10.071   $9.860
Number of Units Outstanding, End of Period                                         0        0         0        0
AIM V.I. BALANCED - SERIES I
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.284    $9.186  $10.496
Accumulation Unit Value, End of Period                                       $11.284   $9.186   $10.496  $10.406
Number of Units Outstanding, End of Period                                         0        0       387        0
AIM V.I. CAPITAL APPRECIATION - SERIES I
Accumulation Unit Value, Beginning of Period                                 $10.000  $12.610    $9.367  $11.913
Accumulation Unit Value, End of Period                                       $12.610   $9.367   $11.913  $11.388
Number of Units Outstanding, End of Period                                         0      263         0      263
AIM V.I. CORE EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                                 $10.000  $12.382   $10.265  $12.542
Accumulation Unit Value, End of Period                                       $12.382  $10.265   $12.542  $12.544
Number of Units Outstanding, End of Period                                         0        0         0        0
AIM V.I. DENT DEMOGRAPHIC TRENDS - SERIES I*
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.036    $7.348   $9.919
Accumulation Unit Value, End of Period                                       $11.036   $7.348    $9.919   $9.409
Number of Units Outstanding, End of Period                                         0        0         0        0
AIM V.I. DIVERSIFIED INCOME - SERIES I*
Accumulation Unit Value, Beginning of Period                                 $10.000   $9.772    $9.816  $10.530
Accumulation Unit Value, End of Period                                        $9.772   $9.816   $10.530  $10.777
Number of Units Outstanding, End of Period                                         0        0         0        0
AIM V.I. GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.621    $7.877  $10.152
Accumulation Unit Value, End of Period                                       $11.621   $7.877   $10.152   $9.799
Number of Units Outstanding, End of Period                                         0        0         0        0
AIM V.I. INTERNATIONAL GROWTH - SERIES I*
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.213    $8.457  $10.718
Accumulation Unit Value, End of Period                                       $10.213   $8.457   $10.718  $11.391
Number of Units Outstanding, End of Period                                         0        0         0        0
AIM V.I. PREMIER EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.844    $8.111   $9.963
Accumulation Unit Value, End of Period                                       $11.844   $8.111    $9.963   $9.581
Number of Units Outstanding, End of Period                                         0        0     2,738        0
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH - INITIAL SHARES*
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.520    $7.340   $9.083
Accumulation Unit Value, End of Period                                       $10.520   $7.340    $9.083   $8.742
Number of Units Outstanding, End of Period                                         0        0         0        0
DREYFUS STOCK INDEX - INITIAL SHARES*
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.579    $8.065  $10.167
Accumulation Unit Value, End of Period                                       $10.579   $8.065   $10.167  $10.129
Number of Units Outstanding, End of Period                                         0        0         0        0
DREYFUS VIF GROWTH & INCOME - INITIAL SHARES*
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.714    $7.856   $9.765
Accumulation Unit Value, End of Period                                       $10.714   $7.856    $9.765   $9.438
Number of Units Outstanding, End of Period                                         0        0         0        0
DREYFUS VIF MONEY MARKET - INITIAL SHARES*
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.006    $9.970   $9.858
Accumulation Unit Value, End of Period                                       $10.006   $9.970    $9.858   $9.773
Number of Units Outstanding, End of Period                                         0        0         0        0
FIDELITY VIP ASSET MANAGER: GROWTH/(R)/ - SERVICE CLASS 2*
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.610    $8.770  $10.596
Accumulation Unit Value, End of Period                                       $10.610   $8.770   $10.596  $10.288
Number of Units Outstanding, End of Period                                         0        0         0        0
FIDELITY VIP CONTRAFUND/(R)/ - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.417   $10.135  $12.759
Accumulation Unit Value, End of Period                                       $11.417  $10.135   $12.759  $13.284
Number of Units Outstanding, End of Period                                         0      183       276      151
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.695    $9.514  $12.149
Accumulation Unit Value, End of Period                                       $11.695   $9.514   $12.149  $12.210
Number of Units Outstanding, End of Period                                         0      534     2,977    1,082
FIDELITY VIP GROWTH - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                                 $10.000  $12.415    $8.498  $11.061
Accumulation Unit Value, End of Period                                       $12.415   $8.498   $11.061  $10.377
Number of Units Outstanding, End of Period                                         0                  0      455
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.157   $10.304  $12.826
Accumulation Unit Value, End of Period                                       $10.157  $10.304   $12.826  $13.219
Number of Units Outstanding, End of Period                                         0        0         0      194
FTVIP FRANKLIN SMALL CAP*/ /- CLASS 2
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.179    $7.829  $10.551
Accumulation Unit Value, End of Period                                       $11.179   $7.829   $10.551  $10.552
Number of Units Outstanding, End of Period                                         0        0         0        0
FTVIP FRANKLIN TECHNOLOGY SECURITIES- CLASS 2/(1)/
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.578    $6.378       --
Accumulation Unit Value, End of Period                                       $11.578   $6.378    $6.955       --
Number of Units Outstanding, End of Period                                         0        0         0       --
FTVIP MUTUAL SHARES SECURITIES- CLASS 2*
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.597    $9.177  $11.278
Accumulation Unit Value, End of Period                                       $10.597   $9.177   $11.278  $11.537
Number of Units Outstanding, End of Period                                         0        0         0        0
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES- CLASS 2*
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.960   $10.747  $16.147
Accumulation Unit Value, End of Period                                       $10.960  $10.747   $16.147  $17.253
Number of Units Outstanding, End of Period                                         0        0         0        0
FTVIP TEMPLETON FOREIGN SECURITIES - CLASS 2*
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.507    $8.403  $10.910
Accumulation Unit Value, End of Period                                       $10.507   $8.403   $10.910  $11.227
Number of Units Outstanding, End of Period                                         0        0         0        0
GOLDMAN SACHS VIT CORE/SM /SMALL CAP EQUITY*
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.267    $9.408  $13.489
Accumulation Unit Value, End of Period                                       $11.267   $9.408   $13.489  $13.870
Number of Units Outstanding, End of Period                                         0        0         0        0
GOLDMAN SACHS VIT CORE/SM/ U.S. EQUITY *
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.566    $8.104  $10.304
Accumulation Unit Value, End of Period                                       $10.566   $8.104   $10.304  $10.686
Number of Units Outstanding, End of Period                                         0        0         0        0
LSA CAPITAL GROWTH*/(2)/
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.572    $7.848       --
Accumulation Unit Value, End of Period                                       $10.572   $7.848    $9.525       --
Number of Units Outstanding, End of Period                                         0        0         0       --
LSA DIVERSIFIED MID-CAP**/(3)/
Accumulation Unit Value, Beginning of Period                                      --  $10.000    $7.754       --
Accumulation Unit Value, End of Period                                            --   $7.754   $10.122       --
Number of Units Outstanding, End of Period                                        --        0         0       --
LSA EQUITY GROWTH*/(2)/
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.500    $7.237       --
Accumulation Unit Value, End of Period                                       $10.500   $7.237    $8.774       --
Number of Units Outstanding, End of Period                                         0        0         0       --
MFS EMERGING GROWTH SERVICE CLASS
Accumulation Unit Value, Beginning of Period                                 $10.000  $12.743    $8.277  $10.561
Accumulation Unit Value, End of Period                                       $12.743   $8.277   $10.561  $10.283
Number of Units Outstanding, End of Period                                       102      824       823      492
MFS INVESTORS TRUST - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.537    $8.933  $10.688
Accumulation Unit Value, End of Period                                       $11.537   $8.933   $10.688  $10.590
Number of Units Outstanding, End of Period                                         0      699       698      184
MFS NEW DISCOVERY - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                                 $10.000  $13.146    $8.804  $11.536
Accumulation Unit Value, End of Period                                       $13.146   $8.804   $11.536  $10.583
Number of Units Outstanding, End of Period                                         0      253       289      446
MFS RESEARCH - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.940    $8.826  $10.780
Accumulation Unit Value, End of Period                                       $11.940   $8.826   $10.780  $10.893
Number of Units Outstanding, End of Period                                         0        0         0        0
MFS UTILITIES - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.013    $7.581  $10.093
Accumulation Unit Value, End of Period                                       $10.013   $7.581   $10.093  $11.210
Number of Units Outstanding, End of Period                                         0        0         0        0
OPPENHEIMER AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.546    $8.187  $10.098
Accumulation Unit Value, End of Period                                       $11.546   $8.187   $10.098  $10.607
Number of Units Outstanding, End of Period                                         0        0         0        0
OPPENHEIMER CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period                                 $10.000  $12.226    $8.781  $11.291
Accumulation Unit Value, End of Period                                       $12.226   $8.781   $11.291  $10.968
Number of Units Outstanding, End of Period                                       105      658     3,253      580
OPPENHEIMER GLOBAL SECURITIES
Accumulation Unit Value, Beginning of Period                                 $10.000  $12.364    $9.454  $13.278
Accumulation Unit Value, End of Period                                       $12.364   $9.454   $13.278  $13.424
Number of Units Outstanding, End of Period                                         0        0         0        0
OPPENHEIMER MAIN STREET
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.472    $9.148  $11.384
Accumulation Unit Value, End of Period                                       $11.472   $9.148   $11.384  $11.295
Number of Units Outstanding, End of Period                                         0      682       749    1,319
OPPENHEIMER STRATEGIC BOND
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.377   $10.948  $12.694
Accumulation Unit Value, End of Period                                       $10.377  $10.948   $12.694  $12.982
Number of Units Outstanding, End of Period                                       123      448         0      644
PUTNAM VT GROWTH AND INCOME - CLASS IB
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.377    $9.051  $11.322
Accumulation Unit Value, End of Period                                       $11.377   $9.051   $11.322  $11.405
Number of Units Outstanding, End of Period                                         0        0         0        0
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
Accumulation Unit Value, Beginning of Period                                 $10.000  $12.241    $8.475  $10.242
Accumulation Unit Value, End of Period                                       $12.241   $8.475   $10.242   $9.531
Number of Units Outstanding, End of Period                                         0        0         0      917
PUTNAM VT HEALTH SCIENCES - CLASS IB
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.450    $8.640  $10.044
Accumulation Unit Value, End of Period                                       $11.450   $8.640   $10.044   $9.800
Number of Units Outstanding, End of Period                                         0        0         0      357
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB*
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.399    $8.408  $10.612
Accumulation Unit Value, End of Period                                       $10.399   $8.408   $10.612  $10.584
Number of Units Outstanding, End of Period                                         0        0         0        0
PUTNAM VT NEW VALUE - CLASS IB
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.848    $9.819  $12.774
Accumulation Unit Value, End of Period                                       $11.848   $9.819   $12.774  $13.210
Number of Units Outstanding, End of Period                                         0      732     3,222      838
PUTNAM VT RESEARCH - CLASS IB*
Accumulation Unit Value, Beginning of Period                                 $10.000  $12.945    $8.333  $10.255
Accumulation Unit Value, End of Period                                       $12.945   $8.333   $10.255   $9.868
Number of Units Outstanding, End of Period                                         0        0         0        0
VAN KAMPEN UIF CORE PLUS FIXED INCOME - CLASS I*/(5)/
Accumulation Unit Value, Beginning of Period                                 $10.000   $9.901   $10.435  $10.722
Accumulation Unit Value, End of Period                                        $9.901  $10.435   $10.722  $10.915
Number of Units Outstanding, End of Period                                         0        0         0        0
VAN KAMPEN UIF EQUITY GROWTH - CLASS I***/(2,5)/
Accumulation Unit Value, Beginning of Period                                      --       --        --  $10.000
Accumulation Unit Value, End of Period                                            --       --        --   $9.808
Number of Units Outstanding, End of Period                                        --       --        --        0
VAN KAMPEN UIF GLOBAL VALUE EQUITY - CLASS I*/(5)/
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.378    $8.472  $10.729
Accumulation Unit Value, End of Period                                       $10.378   $8.472   $10.729  $10.791
Number of Units Outstanding, End of Period                                         0        0         0        0
VAN KAMPEN UIF U.S. MID CAP VALUE - CLASS I/(3,4,5)/*
Accumulation Unit Value, Beginning of Period                                 $10.000  $11.073    $7.826  $10.876
Accumulation Unit Value, End of Period                                       $11.073   $7.826   $10.876  $11.057
Number of Units Outstanding, End of Period                                         0        0         0        0
VAN KAMPEN UIF U.S. REAL ESTATE - CLASS I**/(5)/
Accumulation Unit Value, Beginning of Period                                      --  $10.000    $8.956  $12.177
Accumulation Unit Value, End of Period                                            --   $8.956   $12.177  $13.993
Number of Units Outstanding, End of Period                                        --        0         0        0
VAN KAMPEN UIF VALUE - CLASS I */(5)/
Accumulation Unit Value, Beginning of Period                                 $10.000  $10.791    $8.249  $10.861
Accumulation Unit Value, End of Period                                       $10.791   $8.249   $10.861  $11.497
Number of Units Outstanding, End of Period                                         0        0         0        0




+The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on September 21, 2001, except those indicated with one, two or three asterisks. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.45% and Administrative Expense Charge of 0.10%.

* These Variable Sub-Accounts were first offered under the Contracts on November
1, 2001.

**These Variable Sub-Accounts were first offered under the Contracts on May 1, 2002.

*** This Variable Sub-Account was first offered under the Contracts on April 30,
2004.

(1) Effective May 1, 2003, the FTVIP Franklin Technology Securities Fund merged into the FTVIP Franklin Small Cap Fund. Accordingly, for administrative convenience, on May 1, 2003, we combined the FTVIP Franklin Technology
Securities Variable Sub-Account into the FTVIP Franklin Small Cap Variable
Sub-Account.

(2) Effective April 30, 2004, the LSA Capital Growth Fund and the LSA Equity
Growth Fund were merged into the Van Kampen UIF Equity Growth Portfolio Class I.
Accordingly, on April 30, 2004, we transferred the value of the LSA Capital
Growth Variable Sub-Account and the LSA Equity Growth Variable Sub-Account into the Van Kampen UIF Equity Growth Variable Sub-Account.***

(3) Effective April 30, 2004, the LSA Diversified Mid Cap Fund merged into the
Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I. Accordingly, on April 30,
2004, we transferred the value of the LSA Diversified Mid Cap Variable
Sub-Account into the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account.

(4) Effective September 30, 2003, the Van Kampen UIF U.S. Mid Cap Core Portfolio changed its name to the Van Kampen UIF U.S. Mid Cap Value Portfolio. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(5) Morgan Stanley Investment Management, Inc., the adviser to the UIF
Portfolios, does business in certain instances using the name Van Kampen.







ALLSTATE PROVIDER VARIABLE ANNUITY SERIES (ADVANTAGE, ULTRA, EXTRA)

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH
VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED+ (WITH THE ENHANCED DEATH
BENEFIT RIDER)


ALLSTATE PROVIDER EXTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/AND ENDING DECEMBER 31,
(September 30 for 2004)                                                      2001      2002     2003    2004
Variable Sub-Accounts
AIM V.I. AGGRESSIVE GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                              $10.000   $10.609   $8.061 $10.033
Accumulation Unit Value, End of Period                                    $10.609    $8.061  $10.033  $9.826
Number of Units Outstanding, End of Period                                      0         0        0       0
AIM V.I. BALANCED - SERIES I
Accumulation Unit Value, Beginning of Period                              $10.000   $10.284   $8.376  $9.576
Accumulation Unit Value, End of Period                                    $10.284    $8.376   $9.576  $9.498
Number of Units Outstanding, End of Period                                      0       193        0     192
AIM V.I. CAPITAL APPRECIATION - SERIES I
Accumulation Unit Value, Beginning of Period                              $10.000   $10.798   $8.025 $10.212
Accumulation Unit Value, End of Period                                    $10.798    $8.025  $10.212  $9.765
Number of Units Outstanding, End of Period                                      0         0        0       0
AIM V.I. CORE EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                              $10.000   $10.584   $8.779 $10.731
Accumulation Unit Value, End of Period                                    $10.584    $8.779  $10.731 $10.737
Number of Units Outstanding, End of Period                                      0         0        0       0
AIM V.I. DENT DEMOGRAPHIC TRENDS - SERIES I
Accumulation Unit Value, Beginning of Period                              $10.000   $10.951   $7.295  $9.852
Accumulation Unit Value, End of Period                                    $10.951    $7.295   $9.852  $9.350
Number of Units Outstanding, End of Period                                      0         0        0       0
AIM V.I. DIVERSIFIED INCOME - SERIES I
Accumulation Unit Value, Beginning of Period                              $10.000    $9.842   $9.892 $10.617
Accumulation Unit Value, End of Period                                     $9.842    $9.892  $10.617 $10.869
Number of Units Outstanding, End of Period                                      0         0        0       0
AIM V.I. GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                              $10.000   $10.456   $7.091  $9.143
Accumulation Unit Value, End of Period                                    $10.456    $7.091   $9.143  $8.829
Number of Units Outstanding, End of Period                                      0         0        0       0
AIM V.I. INTERNATIONAL GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                              $10.000   $10.180   $8.434 $10.695
Accumulation Unit Value, End of Period                                    $10.180    $8.434  $10.695 $11.371
Number of Units Outstanding, End of Period                                      0         0        0       0
AIM V.I. PREMIER EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                              $10.000   $10.499   $7.194  $8.840
Accumulation Unit Value, End of Period                                    $10.499    $7.194   $8.840  $8.504
Number of Units Outstanding, End of Period                                      0         0        0       0
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                              $10.000   $10.488   $7.322  $9.064
Accumulation Unit Value, End of Period                                    $10.488    $7.322   $9.064  $8.728
Number of Units Outstanding, End of Period                                      0         0        0       0
DREYFUS STOCK INDEX - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                              $10.000   $10.550   $8.047 $10.149
Accumulation Unit Value, End of Period                                    $10.550    $8.047  $10.149 $10.116
Number of Units Outstanding, End of Period                                      0         0        0       0
DREYFUS VIF GROWTH & INCOME - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                              $10.000   $10.652   $7.815  $9.719
Accumulation Unit Value, End of Period                                    $10.652    $7.815   $9.719  $9.397
Number of Units Outstanding, End of Period                                      0         0        0       0
DREYFUS VIF MONEY MARKET - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                              $10.000   $10.006   $9.975  $9.869
Accumulation Unit Value, End of Period                                    $10.006    $9.975   $9.869  $9.787
Number of Units Outstanding, End of Period                                      0         0        0       0
FIDELITY VIP ASSET MANAGER: GROWTH/(R)/ - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                              $10.000   $10.621   $8.783 $10.617
Accumulation Unit Value, End of Period                                    $10.621    $8.783  $10.617 $10.313
Number of Units Outstanding, End of Period                                      0         0        0       0
FIDELITY VIP CONTRAFUND/(R)/ - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                              $10.000   $10.420   $9.254 $11.656
Accumulation Unit Value, End of Period                                    $10.420    $9.254  $11.656 $12.140
Number of Units Outstanding, End of Period                                      0         0        0     567
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                              $10.000   $10.630   $8.653 $11.054
Accumulation Unit Value, End of Period                                    $10.630    $8.653  $11.054 $11.114
Number of Units Outstanding, End of Period                                      0       710    1,610   1,626
FIDELITY VIP GROWTH - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                              $10.000   $10.676   $7.311  $9.521
Accumulation Unit Value, End of Period                                    $10.676    $7.311   $9.521  $8.936
Number of Units Outstanding, End of Period                                      0       651        0     649
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                              $10.000   $10.245  $10.398 $12.950
Accumulation Unit Value, End of Period                                    $10.245   $10.398  $12.950 $13.352
Number of Units Outstanding, End of Period                                      0         0        0     465
FTVIP FRANKLIN SMALL CAP- CLASS 2*
Accumulation Unit Value, Beginning of Period                              $10.000   $11.180   $7.834 $10.564
Accumulation Unit Value, End of Period                                    $11.180    $7.834  $10.564 $10.568
Number of Units Outstanding, End of Period                                      0       210      209     209
FTVIP FRANKLIN TECHNOLOGY SECURITIES- CLASS 2/(1)/
Accumulation Unit Value, Beginning of Period                              $10.000   $11.529   $6.345      --
Accumulation Unit Value, End of Period                                    $11.529    $6.354   $6.930      --
Number of Units Outstanding, End of Period                                      0         0        0      --
FTVIP MUTUAL SHARES SECURITIES- CLASS 2
Accumulation Unit Value, Beginning of Period                              $10.000   $10.591   $9.176 $11.283
Accumulation Unit Value, End of Period                                    $10.591    $9.176  $11.283 $11.546
Number of Units Outstanding, End of Period                                      0         0        0     851
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES- CLASS 2
Accumulation Unit Value, Beginning of Period                              $10.000   $10.937  $10.729 $16.128
Accumulation Unit Value, End of Period                                    $10.937   $10.729  $16.128 $17.240
Number of Units Outstanding, End of Period                                      0         0        0       0
FTVIP TEMPLETON FOREIGN SECURITIES - CLASS 2
Accumulation Unit Value, Beginning of Period                              $10.000   $10.499   $8.401 $10.912
Accumulation Unit Value, End of Period                                    $10.499    $8.401  $10.912 $11.234
Number of Units Outstanding, End of Period                                      0         0        0     637
GOLDMAN SACHS VIT CORE/SM /SMALL CAP EQUITY
Accumulation Unit Value, Beginning of Period                              $10.000   $11.316   $9.453 $13.561
Accumulation Unit Value, End of Period                                    $11.316    $9.453  $13.561 $13.950
Number of Units Outstanding, End of Period                                      0         0        0       0
GOLDMAN SACHS VIT CORE/SM/ U.S. EQUITY
Accumulation Unit Value, Beginning of Period                              $10.000   $10.537   $8.086 $10.286
Accumulation Unit Value, End of Period                                    $10.537    $8.086  $10.286 $10.672
Number of Units Outstanding, End of Period                                      0         0        0       0
LSA CAPITAL GROWTH/(2)/
Accumulation Unit Value, Beginning of Period                              $10.000   $10.537   $7.826      --
Accumulation Unit Value, End of Period                                    $10.537    $7.826   $9.503      --
Number of Units Outstanding, End of Period                                      0         0        0      --
LSA DIVERSIFIED MID-CAP*
Accumulation Unit Value, Beginning of Period                                   --   $10.000   $7.757      --
Accumulation Unit Value, End of Period                                         --    $7.757  $10.130      --
Number of Units Outstanding, End of Period                                     --         0        0      --
LSA EQUITY GROWTH/(2)/
Accumulation Unit Value, Beginning of Period                              $10.000   $10.463   $7.215      --
Accumulation Unit Value, End of Period                                    $10.463    $7.215   $8.752      --
Number of Units Outstanding, End of Period                                      0         0        0      --
MFS EMERGING GROWTH SERVICE CLASS
Accumulation Unit Value, Beginning of Period                              $10.000   $10.862   $7.059  $9.011
Accumulation Unit Value, End of Period                                    $10.862    $7.059   $9.011  $8.778
Number of Units Outstanding, End of Period                                      0         0        0       0
MFS INVESTORS TRUST - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                              $10.000   $10.372   $8.035  $9.618
Accumulation Unit Value, End of Period                                    $10.372    $8.035   $9.618  $9.534
Number of Units Outstanding, End of Period                                      0         0        0       0
MFS NEW DISCOVERY - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                              $10.000   $11.630   $7.792 $10.216
Accumulation Unit Value, End of Period                                    $11.630    $7.792  $10.216  $9.375
Number of Units Outstanding, End of Period                                      0        61        0      67
MFS RESEARCH - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                              $10.000   $10.611   $7.848  $9.589
Accumulation Unit Value, End of Period                                    $10.611    $7.848   $9.589  $9.694
Number of Units Outstanding, End of Period                                      0         0        0       0
MFS UTILITIES - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                              $10.000   $10.163   $7.699 $10.255
Accumulation Unit Value, End of Period                                    $10.163    $7.699  $10.255 $11.395
Number of Units Outstanding, End of Period                                      0         0        0       0
OPPENHEIMER AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period                              $10.000   $10.680   $7.577  $9.349
Accumulation Unit Value, End of Period                                    $10.680    $7.577   $9.349  $9.825
Number of Units Outstanding, End of Period                                      0        63        0      70
OPPENHEIMER CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period                              $10.000   $10.665   $7.664  $9.860
Accumulation Unit Value, End of Period                                    $10.665    $7.664   $9.860  $9.581
Number of Units Outstanding, End of Period                                      0       335        0     347
OPPENHEIMER GLOBAL SECURITIES
Accumulation Unit Value, Beginning of Period                              $10.000   $10.789   $8.253 $11.598
Accumulation Unit Value, End of Period                                    $10.789    $8.253  $11.598 $11.730
Number of Units Outstanding, End of Period                                      0       191        0     191
OPPENHEIMER MAIN STREET
Accumulation Unit Value, Beginning of Period                              $10.000   $10.450   $8.337 $10.380
Accumulation Unit Value, End of Period                                    $10.450    $8.337  $10.380 $10.304
Number of Units Outstanding, End of Period                                      0         0        0       0
OPPENHEIMER STRATEGIC BOND
Accumulation Unit Value, Beginning of Period                              $10.000   $10.170  $10.735 $12.454
Accumulation Unit Value, End of Period                                    $10.170   $10.735  $12.454 $12.741
Number of Units Outstanding, End of Period                                      0         0        0     934
PUTNAM VT GROWTH AND INCOME - CLASS IB
Accumulation Unit Value, Beginning of Period                              $10.000   $10.510   $8.365 $10.469
Accumulation Unit Value, End of Period                                    $10.510    $8.365  $10.469 $10.550
Number of Units Outstanding, End of Period                                      0         0        0       0
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
Accumulation Unit Value, Beginning of Period                              $10.000   $10.529   $7.294  $8.819
Accumulation Unit Value, End of Period                                    $10.529    $7.294   $8.819  $8.210
Number of Units Outstanding, End of Period                                      0         0        0       0
PUTNAM VT HEALTH SCIENCES - CLASS IB*
Accumulation Unit Value, Beginning of Period                                   --   $10.000   $8.246  $9.591
Accumulation Unit Value, End of Period                                         --    $8.246   $9.591  $9.362
Number of Units Outstanding, End of Period                                     --         0        0       0
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB
Accumulation Unit Value, Beginning of Period                              $10.000   $10.374   $8.392 $10.597
Accumulation Unit Value, End of Period                                    $10.374    $8.392  $10.597 $10.574
Number of Units Outstanding, End of Period                                      0         0        0       0
PUTNAM VT NEW VALUE - CLASS IB
Accumulation Unit Value, Beginning of Period                              $10.000   $10.871   $9.014 $11.732
Accumulation Unit Value, End of Period                                    $10.871    $9.014  $11.732 $12.137
Number of Units Outstanding, End of Period                                      0         0        0       0
PUTNAM VT RESEARCH - CLASS IB
Accumulation Unit Value, Beginning of Period                              $10.000   $10.855   $8.296 $10.216
Accumulation Unit Value, End of Period                                    $10.855    $8.296  $10.216  $9.834
Number of Units Outstanding, End of Period                                      0         0        0       0
VAN KAMPEN UIF CORE PLUS FIXED INCOME - CLASS I/(5)/
Accumulation Unit Value, Beginning of Period                              $10.000    $9.936  $10.478 $10.772
Accumulation Unit Value, End of Period                                     $9.936   $10.478  $10.772 $10.970
Number of Units Outstanding, End of Period                                      0         0        0   1,011
VAN KAMPEN UIF EQUITY GROWTH - CLASS I**/(2,5)/
Accumulation Unit Value, Beginning of Period                                   --        --       -- $10.000
Accumulation Unit Value, End of Period                                         --        --       --  $9.810
Number of Units Outstanding, End of Period                                     --        --       --       0
VAN KAMPEN UIF GLOBAL VALUE EQUITY - CLASS I/(5)/
Accumulation Unit Value, Beginning of Period                              $10.000   $10.344   $8.449 $10.705
Accumulation Unit Value, End of Period                                    $10.344    $8.449  $10.705 $10.770
Number of Units Outstanding, End of Period                                      0         0        0       0
VAN KAMPEN UIF U.S. MID CAP VALUE - CLASS I/(3,4,5)/
Accumulation Unit Value, Beginning of Period                              $10.000   $11.074   $7.831 $10.888
Accumulation Unit Value, End of Period                                    $11.074    $7.831  $10.888 $11.074
Number of Units Outstanding, End of Period                                      0         0        0       0
VAN KAMPEN UIF U.S. REAL ESTATE - CLASS I*/(5)/
Accumulation Unit Value, Beginning of Period                                   --   $10.000   $8.959 $12.188
Accumulation Unit Value, End of Period                                         --    $8.959  $12.188 $14.010
Number of Units Outstanding, End of Period                                     --         0        0       0
VAN KAMPEN UIF VALUE - CLASS I */(5)/
Accumulation Unit Value, Beginning of Period                              $10.000   $10.731   $8.207 $10.812
Accumulation Unit Value, End of Period                                    $10.731    $8.207  $10.812 $11.449
Number of Units Outstanding, End of Period                                      0         0        0       0



+ The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on November 2, 2001, except those indicated with one or two asterisks. The Accumulation Unit Values in this table reflect a Mortality and Expense Risk Charge of 1.65% and Administrative Expense Charge of 0.10%.


* These Variable Sub-Accounts were first offered under the Contracts on May 1,
2002.

** This Variable Sub-Account was first offered under the Contracts on April 30,
2004.

(1) Effective May 1, 2003, the FTVIP Franklin Technology Securities Fund merged into the FTVIP Franklin Small Cap Fund. Accordingly, for administrative convenience, on May 1, 2003, we combined the FTVIP Franklin Technology
Securities Variable Sub-Account into the FTVIP Franklin Small Cap Variable
Sub-Account.

(2) Effective April 30, 2004, the LSA Capital Growth Fund and the LSA Equity
Growth Fund were merged into the Van Kampen UIF Equity Growth Portfolio Class I.
Accordingly, on April 30, 2004, we transferred the value of the LSA Capital
Growth Variable Sub-Account and the LSA Equity Growth Variable Sub-Account into the Van Kampen UIF Equity Growth Variable Sub-Account.**

(3) Effective April 30, 2004, the LSA Diversified Mid Cap Fund merged into the
Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I. Accordingly, on April 30,
2004, we transferred the value of the LSA Diversified Mid Cap Variable
Sub-Account into the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account.

(4) Effective September 30, 2003, the Van Kampen UIF U.S. Mid Cap Core Portfolio changed its name to the Van Kampen UIF U.S. Mid Cap Value Portfolio. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(5) Morgan Stanley Investment Management, Inc., the adviser to the UIF
Portfolios, does business in certain instances using the name Van Kampen.







ALLSTATE PROVIDER VARIABLE ANNUITY SERIES (ADVANTAGE, ULTRA, EXTRA)

ACCUMULATION  UNIT VALUE AND NUMBER OF ACCUMULATION  UNITS  OUTSTANDING FOR EACH
VARIABLE  SUB-ACCOUNT  SINCE  CONTRACTS  WERE  FIRST  OFFERED+  (WITH THE INCOME
BENEFIT RIDER)


ALLSTATE PROVIDER EXTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/AND ENDING DECEMBER 31,
(September 30 for 2004)                                                    2001     2002     2003     2004
Variable Sub-Accounts
AIM V.I. AGGRESSIVE GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                            $10.000  $10.609   $8.061  $10.033
Accumulation Unit Value, End of Period                                  $10.609   $8.061  $10.033   $9.826
Number of Units Outstanding, End of Period                                    0        0        0        0
AIM V.I. BALANCED - SERIES I
Accumulation Unit Value, Beginning of Period                            $10.000  $10.284   $8.376   $9.576
Accumulation Unit Value, End of Period                                  $10.284   $8.376   $9.576   $9.498
Number of Units Outstanding, End of Period                                    0        0        0        0
AIM V.I. CAPITAL APPRECIATION - SERIES I
Accumulation Unit Value, Beginning of Period                            $10.000  $10.798   $8.025  $10.212
Accumulation Unit Value, End of Period                                  $10.798   $8.025  $10.212   $9.765
Number of Units Outstanding, End of Period                                    0        0        0        0
AIM V.I. CORE EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                            $10.000  $10.584   $8.779  $10.731
Accumulation Unit Value, End of Period                                  $10.584   $8.779  $10.731  $10.737
Number of Units Outstanding, End of Period                                    0        0        0        0
AIM V.I. DENT DEMOGRAPHIC TRENDS - SERIES I
Accumulation Unit Value, Beginning of Period                            $10.000  $10.951   $7.295   $9.852
Accumulation Unit Value, End of Period                                  $10.951   $7.295   $9.852   $9.350
Number of Units Outstanding, End of Period                                    0        0        0        0
AIM V.I. DIVERSIFIED INCOME - SERIES I
Accumulation Unit Value, Beginning of Period                            $10.000   $9.842   $9.892  $10.617
Accumulation Unit Value, End of Period                                   $9.842   $9.892  $10.617  $10.869
Number of Units Outstanding, End of Period                                    0        0        0        0
AIM V.I. GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                            $10.000  $10.456   $7.091   $9.143
Accumulation Unit Value, End of Period                                  $10.456   $7.091   $9.143   $8.829
Number of Units Outstanding, End of Period                                    0        0        0        0
AIM V.I. INTERNATIONAL GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                            $10.000  $10.180   $8.434  $10.695
Accumulation Unit Value, End of Period                                  $10.180   $8.434  $10.695  $11.371
Number of Units Outstanding, End of Period                                    0        0        0        0
AIM V.I. PREMIER EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                            $10.000  $10.499   $7.194   $8.840
Accumulation Unit Value, End of Period                                  $10.499   $7.194   $8.840   $8.504
Number of Units Outstanding, End of Period                                    0        0        0        0
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                            $10.000  $10.488   $7.322   $9.064
Accumulation Unit Value, End of Period                                  $10.488   $7.322   $9.064   $8.728
Number of Units Outstanding, End of Period                                    0        0        0        0
DREYFUS STOCK INDEX - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                            $10.000  $10.550   $8.047  $10.149
Accumulation Unit Value, End of Period                                  $10.550   $8.047  $10.149  $10.116
Number of Units Outstanding, End of Period                                    0        0        0        0
DREYFUS VIF GROWTH & INCOME - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                            $10.000  $10.652   $7.815   $9.719
Accumulation Unit Value, End of Period                                  $10.652   $7.815   $9.719   $9.397
Number of Units Outstanding, End of Period                                    0        0    1,607    1,607
DREYFUS VIF MONEY MARKET - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                            $10.000  $10.006   $9.975   $9.869
Accumulation Unit Value, End of Period                                  $10.006   $9.975   $9.869   $9.787
Number of Units Outstanding, End of Period                                    0        0        0        0
FIDELITY VIP ASSET MANAGER: GROWTH/(R)/ - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                            $10.000  $10.621   $8.783  $10.617
Accumulation Unit Value, End of Period                                  $10.621   $8.783  $10.617  $10.313
Number of Units Outstanding, End of Period                                    0        0        0        0
FIDELITY VIP CONTRAFUND/(R)/ - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                            $10.000  $10.420   $9.254  $11.656
Accumulation Unit Value, End of Period                                  $10.420   $9.254  $11.656  $12.140
Number of Units Outstanding, End of Period                                    0        0    2,602    2,602
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                            $10.000  $10.630   $8.653  $11.054
Accumulation Unit Value, End of Period                                  $10.630   $8.653  $11.054  $11.114
Number of Units Outstanding, End of Period                                    0      710    2,883    2,883
FIDELITY VIP GROWTH - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                            $10.000  $10.676   $7.311   $9.521
Accumulation Unit Value, End of Period                                  $10.676   $7.311   $9.521   $8.936
Number of Units Outstanding, End of Period                                    0      651        0        0
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                            $10.000  $10.245  $10.398  $12.950
Accumulation Unit Value, End of Period                                  $10.245  $10.398  $12.950  $13.352
Number of Units Outstanding, End of Period                                    0        0    1,183    1,183
FTVIP FRANKLIN SMALL CAP- CLASS 2*
Accumulation Unit Value, Beginning of Period                            $10.000  $11.180   $7.834  $10.564
Accumulation Unit Value, End of Period                                  $11.180   $7.834  $10.564  $10.568
Number of Units Outstanding, End of Period                                    0      210    1,418    1,418
FTVIP FRANKLIN TECHNOLOGY SECURITIES- CLASS 2/(1)/
Accumulation Unit Value, Beginning of Period                            $10.000  $11.529   $6.345       --
Accumulation Unit Value, End of Period                                  $11.529   $6.354   $6.930       --
Number of Units Outstanding, End of Period                                    0        0        0       --
FTVIP MUTUAL SHARES SECURITIES- CLASS 2
Accumulation Unit Value, Beginning of Period                            $10.000  $10.591   $9.176  $11.283
Accumulation Unit Value, End of Period                                  $10.591   $9.176  $11.283  $11.546
Number of Units Outstanding, End of Period                                    0        0        0        0
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES- CLASS 2
Accumulation Unit Value, Beginning of Period                            $10.000  $10.937  $10.729  $16.128
Accumulation Unit Value, End of Period                                  $10.937  $10.729  $16.128  $17.240
Number of Units Outstanding, End of Period                                    0        0      980      980
FTVIP TEMPLETON FOREIGN SECURITIES - CLASS 2
Accumulation Unit Value, Beginning of Period                            $10.000  $10.499   $8.401  $10.912
Accumulation Unit Value, End of Period                                  $10.499   $8.401  $10.912  $11.234
Number of Units Outstanding, End of Period                                    0        0    1,435    1,435
GOLDMAN SACHS VIT CORE/SM /SMALL CAP EQUITY
Accumulation Unit Value, Beginning of Period                            $10.000  $11.316   $9.453  $13.561
Accumulation Unit Value, End of Period                                  $11.316   $9.453  $13.561  $13.950
Number of Units Outstanding, End of Period                                    0        0        0        0
GOLDMAN SACHS VIT CORE/SM/ U.S. EQUITY
Accumulation Unit Value, Beginning of Period                            $10.000  $10.537   $8.086  $10.286
Accumulation Unit Value, End of Period                                  $10.537   $8.086  $10.286  $10.672
Number of Units Outstanding, End of Period                                    0        0        0        0
LSA CAPITAL GROWTH/(2)/
Accumulation Unit Value, Beginning of Period                            $10.000  $10.537   $7.826       --
Accumulation Unit Value, End of Period                                  $10.537   $7.826   $9.503       --
Number of Units Outstanding, End of Period                                    0        0        0       --
LSA DIVERSIFIED MID-CAP*
Accumulation Unit Value, Beginning of Period                                 --  $10.000   $7.757       --
Accumulation Unit Value, End of Period                                       --   $7.757  $10.130       --
Number of Units Outstanding, End of Period                                   --        0        0       --
LSA EQUITY GROWTH/(2)/
Accumulation Unit Value, Beginning of Period                            $10.000  $10.463   $7.215       --
Accumulation Unit Value, End of Period                                  $10.463   $7.215   $8.752       --
Number of Units Outstanding, End of Period                                    0        0        0       --
MFS EMERGING GROWTH SERVICE CLASS
Accumulation Unit Value, Beginning of Period                            $10.000  $10.862   $7.059   $9.011
Accumulation Unit Value, End of Period                                  $10.862   $7.059   $9.011   $8.778
Number of Units Outstanding, End of Period                                    0        0        0        0
MFS INVESTORS TRUST - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                            $10.000  $10.372   $8.035   $9.618
Accumulation Unit Value, End of Period                                  $10.372   $8.035   $9.618   $9.534
Number of Units Outstanding, End of Period                                    0        0        0        0
MFS NEW DISCOVERY - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                            $10.000  $11.630   $7.792  $10.216
Accumulation Unit Value, End of Period                                  $11.630   $7.792  $10.216   $9.375
Number of Units Outstanding, End of Period                                    0        0        0        0
MFS RESEARCH - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                            $10.000  $10.611   $7.848   $9.589
Accumulation Unit Value, End of Period                                  $10.611   $7.848   $9.589   $9.694
Number of Units Outstanding, End of Period                                    0        0        0        0
MFS UTILITIES - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                            $10.000  $10.163   $7.699  $10.255
Accumulation Unit Value, End of Period                                  $10.163   $7.699  $10.255  $11.395
Number of Units Outstanding, End of Period                                    0        0    1,546    1,546
OPPENHEIMER AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period                            $10.000  $10.680   $7.577   $9.349
Accumulation Unit Value, End of Period                                  $10.680   $7.577   $9.349   $9.825
Number of Units Outstanding, End of Period                                    0        0        0        0
OPPENHEIMER CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period                            $10.000  $10.665   $7.664   $9.860
Accumulation Unit Value, End of Period                                  $10.665   $7.664   $9.860   $9.581
Number of Units Outstanding, End of Period                                    0        0        0        0
OPPENHEIMER GLOBAL SECURITIES
Accumulation Unit Value, Beginning of Period                            $10.000  $10.789   $8.253  $11.598
Accumulation Unit Value, End of Period                                  $10.789   $8.253  $11.598  $11.730
Number of Units Outstanding, End of Period                                    0        0        0        0
OPPENHEIMER MAIN STREET
Accumulation Unit Value, Beginning of Period                            $10.000  $10.450   $8.337  $10.380
Accumulation Unit Value, End of Period                                  $10.450   $8.337  $10.380  $10.304
Number of Units Outstanding, End of Period                                    0        0        0        0
OPPENHEIMER STRATEGIC BOND
Accumulation Unit Value, Beginning of Period                            $10.000  $10.170  $10.735  $12.454
Accumulation Unit Value, End of Period                                  $10.170  $10.735  $12.454  $12.741
Number of Units Outstanding, End of Period                                    0        0        0        0
PUTNAM VT GROWTH AND INCOME - CLASS IB
Accumulation Unit Value, Beginning of Period                            $10.000  $10.510   $8.365$10.469
Accumulation Unit Value, End of Period                                  $10.510   $8.365  $10.469  $10.550
Number of Units Outstanding, End of Period                                    0        0        0        0
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
Accumulation Unit Value, Beginning of Period                            $10.000  $10.529   $7.294$8.819
Accumulation Unit Value, End of Period                                  $10.529   $7.294   $8.819   $8.210
Number of Units Outstanding, End of Period                                    0        0        0        0
PUTNAM VT HEALTH SCIENCES - CLASS IB*
Accumulation Unit Value, Beginning of Period                                 --  $10.000   $8.246$9.591
Accumulation Unit Value, End of Period                                       --   $8.246   $9.591 $9.362
Number of Units Outstanding, End of Period                                   --        0        0        0
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB
Accumulation Unit Value, Beginning of Period                            $10.000  $10.374   $8.392$10.597
Accumulation Unit Value, End of Period                                  $10.374   $8.392  $10.597$10.574
Number of Units Outstanding, End of Period                                    0        0        0        0
PUTNAM VT NEW VALUE - CLASS IB
Accumulation Unit Value, Beginning of Period                            $10.000  $10.871   $9.014$11.732
Accumulation Unit Value, End of Period                                  $10.871   $9.014  $11.732  $12.137
Number of Units Outstanding, End of Period                                    0        0        0        0
PUTNAM VT RESEARCH - CLASS IB
Accumulation Unit Value, Beginning of Period                            $10.000  $10.855   $8.296$10.216
Accumulation Unit Value, End of Period                                  $10.855   $8.296  $10.216 $9.834
Number of Units Outstanding, End of Period                                    0        0        0        0
VAN KAMPEN UIF CORE PLUS FIXED INCOME - CLASS I/(5)/
Accumulation Unit Value, Beginning of Period                            $10.000   $9.936  $10.478$10.772
Accumulation Unit Value, End of Period                                   $9.936  $10.478  $10.772  $10.970
Number of Units Outstanding, End of Period                                    0        0        0        0
VAN KAMPEN UIF EQUITY GROWTH - CLASS I**/(2,5)/
Accumulation Unit Value, Beginning of Period                                 --       --       --$10.000
Accumulation Unit Value, End of Period                                       --       --       -- $9.810
Number of Units Outstanding, End of Period                                   --       --       --        0
VAN KAMPEN UIF GLOBAL VALUE EQUITY - CLASS I/(5)/
Accumulation Unit Value, Beginning of Period                            $10.000  $10.344   $8.449  $10.705
Accumulation Unit Value, End of Period                                  $10.344   $8.449  $10.705  $10.770
Number of Units Outstanding, End of Period                                    0        0        0        0
VAN KAMPEN UIF U.S. MID CAP VALUE - CLASS I/(3,4,5)/
Accumulation Unit Value, Beginning of Period                            $10.000  $11.074   $7.831  $10.888
Accumulation Unit Value, End of Period                                  $11.074   $7.831  $10.888  $11.074
Number of Units Outstanding, End of Period                                    0        0        0        0
VAN KAMPEN UIF U.S. REAL ESTATE - CLASS I*/(5)/
Accumulation Unit Value, Beginning of Period                                 --  $10.000   $8.959  $12.188
Accumulation Unit Value, End of Period                                       --   $8.959  $12.188  $14.010
Number of Units Outstanding, End of Period                                   --        0        0        0
VAN KAMPEN UIF VALUE - CLASS I */(5)/
Accumulation Unit Value, Beginning of Period                            $10.000  $10.731   $8.207  $10.812
Accumulation Unit Value, End of Period                                  $10.731   $8.207  $10.812  $11.449
Number of Units Outstanding, End of Period                                    0        0        0        0

+ The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on November 2, 2001, except those indicated with one or two asterisks. The Accumulation Unit Values in this table reflect a Mortality and Expense Risk Charge of 1.65% and Administrative Expense Charge of 0.10%.

* These Variable Sub-Accounts were first offered under the Contracts on May 1,
2002.

** This Variable Sub-Account was first offered under the Contracts on April 30,
2004.

(1) Effective May 1, 2003, the FTVIP Franklin Technology Securities Fund merged into the FTVIP Franklin Small Cap Fund. Accordingly, for administrative convenience, on May 1, 2003, we combined the FTVIP Franklin Technology
Securities Variable Sub-Account into the FTVIP Franklin Small Cap Variable
Sub-Account.

(2) Effective April 30, 2004, the LSA Capital Growth Fund and the LSA Equity
Growth Fund were merged into the Van Kampen UIF Equity Growth Portfolio Class I.
Accordingly, on April 30, 2004, we transferred the value of the LSA Capital
Growth Variable Sub-Account and the LSA Equity Growth Variable Sub-Account into the Van Kampen UIF Equity Growth Variable Sub-Account.**

(3) Effective April 30, 2004, the LSA Diversified Mid Cap Fund merged into the
Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I. Accordingly, on April 30,
2004, we transferred the value of the LSA Diversified Mid Cap Variable
Sub-Account into the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account.

(4) Effective September 30, 2003, the Van Kampen UIF U.S. Mid Cap Core Portfolio changed its name to the Van Kampen UIF U.S. Mid Cap Value Portfolio. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(5) Morgan Stanley Investment Management, Inc., the adviser to the UIF
Portfolios, does business in certain instances using the name Van Kampen.







ALLSTATE PROVIDER VARIABLE ANNUITY SERIES (ADVANTAGE, ULTRA, EXTRA)


ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH
VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED+ (WITH THE ENHANCED DEATH
BENEFIT RIDER)


ALLSTATE PROVIDER ULTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,
(September 30 for 2004)                                                     2001     2002    2003     2004
Variable Sub-Accounts
AIM V.I. AGGRESSIVE GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $8.603  $6.547   $8.161
Accumulation Unit Value, End of Period                                    $8.603   $6.547  $8.161   $8.002
Number of Units Outstanding, End of Period                                 2,604    3,314   3,257    3,257
AIM V.I. BALANCED - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $9.106  $7.428   $8.505
Accumulation Unit Value, End of Period                                    $9.106   $7.428  $8.505   $8.445
Number of Units Outstanding, End of Period                                36,214   59,272  55,463   47,732
AIM V.I. CAPITAL APPRECIATION - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $8.650  $6.443   $8.212
Accumulation Unit Value, End of Period                                    $8.650   $6.443  $8.212   $7.861
Number of Units Outstanding, End of Period                                34,586   34,536  40,700   35,948
AIM V.I. CORE EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $8.482  $7.046   $8.626
Accumulation Unit Value, End of Period                                    $8.482   $7.046  $8.626   $8.641
Number of Units Outstanding, End of Period                                     0   18,325  14,645   11,913
AIM V.I. DENT DEMOGRAPHIC TRENDS - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $8.456  $5.641   $7.630
Accumulation Unit Value, End of Period                                    $8.456   $5.641  $7.630   $7.249
Number of Units Outstanding, End of Period                                     0        0       0        0
AIM V.I. DIVERSIFIED INCOME - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000  $10.109 $10.176  $10.939
Accumulation Unit Value, End of Period                                   $10.109  $10.176 $10.939  $11.212
Number of Units Outstanding, End of Period                                 3,369    6.695   4,405    4,403
AIM V.I. GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $8.381  $5.692   $7.351
Accumulation Unit Value, End of Period                                    $8.381   $5.692  $7.351   $7.106
Number of Units Outstanding, End of Period                                 6,203    4,499   4,493      598
AIM V.I. INTERNATIONAL GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $8.493  $7.047   $8.950
Accumulation Unit Value, End of Period                                    $8.493   $7.047  $8.950   $9.526
Number of Units Outstanding, End of Period                                     0        0       0        0
AIM V.I. PREMIER EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $8.832  $6.065   $7.464
Accumulation Unit Value, End of Period                                    $8.832   $6.065  $7.464   $7.189
Number of Units Outstanding, End of Period                                35,582   44,074  41,858   33,173
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                             $10.000   $8.309  $5.809   $7.203
Accumulation Unit Value, End of Period                                    $8.309   $5.809  $7.203   $6.944
Number of Units Outstanding, End of Period                                     0   13,511  12,073   12,073
DREYFUS STOCK INDEX - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                             $10.000   $9.034  $6.901   $8.717
Accumulation Unit Value, End of Period                                    $9.034   $6.901  $8.717   $8.698
Number of Units Outstanding, End of Period                                 3,055   34,428  33,226   32,544
DREYFUS VIF GROWTH & INCOME - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                             $10.000   $9.140  $6.716   $8.364
Accumulation Unit Value, End of Period                                    $9.140   $6.716  $8.364   $8.096
Number of Units Outstanding, End of Period                                     0    1,249   1,637       53
DREYFUS VIF MONEY MARKET - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                             $10.000  $10.107 $10.091   $9.999
Accumulation Unit Value, End of Period                                   $10.107  $10.091  $9.999   $9.927
Number of Units Outstanding, End of Period                                     0    2,198   4,424    3,917
FIDELITY VIP ASSET MANAGER: GROWTH/(R)/ - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $9.481  $7.853   $9.506
Accumulation Unit Value, End of Period                                    $9.481   $7.853  $9.506   $9.244
Number of Units Outstanding, End of Period                                     0        0       0        0
FIDELITY VIP CONTRAFUND/(R)/ - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $9.449  $8.404  $10.602
Accumulation Unit Value, End of Period                                    $9.449   $8.404 $10.602  $11.055
Number of Units Outstanding, End of Period                                15,928   26,889  29,544   24,955
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $9.354  $7.626   $9.757
Accumulation Unit Value, End of Period                                    $9.354   $7.626  $9.757   $9.821
Number of Units Outstanding, End of Period                                48,170  100,659 109,429   97,987
FIDELITY VIP GROWTH - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $8.666  $5.944   $7.752
Accumulation Unit Value, End of Period                                    $8.666   $5.944  $7.752   $7.284
Number of Units Outstanding, End of Period                                23,900   35,644  43,824   40,929
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $9.001  $9.149  $11.412
Accumulation Unit Value, End of Period                                    $9.001   $9.149 $11.412  $11.779
Number of Units Outstanding, End of Period                                 6,849   47,369  51,685   47,888
FTVIP FRANKLIN SMALL CAP/ /- CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $9.270  $6.505   $8.785
Accumulation Unit Value, End of Period                                    $9.270   $6.505  $8.785   $8.799
Number of Units Outstanding, End of Period                                     0    2,501   1,842    1,842
FTVIP FRANKLIN TECHNOLOGY SECURITIES- CLASS 2/(1)/
Accumulation Unit Value, Beginning of Period                             $10.000   $7.929  $4.376       --
Accumulation Unit Value, End of Period                                    $7.929   $4.376  $4.776       --
Number of Units Outstanding, End of Period                                     0        0       0       --
FTVIP MUTUAL SHARES SECURITIES- CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $9.816  $8.518  $10.490
Accumulation Unit Value, End of Period                                    $9.816   $8.518 $10.490  $10.747
Number of Units Outstanding, End of Period                                 1,046   15,478  16,429   16,426
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES- CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $9.418  $9.254  $13.931
Accumulation Unit Value, End of Period                                    $9.418   $9.254 $13.931  $14.908
Number of Units Outstanding, End of Period                                     0        0       0        0
FTVIP TEMPLETON FOREIGN SECURITIES - CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $8.761  $7.020   $9.133
Accumulation Unit Value, End of Period                                    $8.761   $7.020  $9.133   $9.414
Number of Units Outstanding, End of Period                                 1,234    2,439   1,234    1,234
GOLDMAN SACHS VIT CORE/SM /SMALL CAP EQUITY
Accumulation Unit Value, Beginning of Period                             $10.000  $10.146  $8.489  $12.196
Accumulation Unit Value, End of Period                                   $10.146   $8.489 $12.196  $12.560
Number of Units Outstanding, End of Period                                     0    1,225   1,311    1,311
GOLDMAN SACHS VIT CORE/SM/ U.S. EQUITY
Accumulation Unit Value, Beginning of Period                             $10.000   $9.000  $6.917   $8.812
Accumulation Unit Value, End of Period                                    $9.000   $6.917  $8.812   $9.153
Number of Units Outstanding, End of Period                                     0       92       0        0
LSA CAPITAL GROWTH/(2)/
Accumulation Unit Value, Beginning of Period                             $10.000   $8.830  $6.571       --
Accumulation Unit Value, End of Period                                    $8.830   $6.571  $7.988       --
Number of Units Outstanding, End of Period                                     0    1,876   4,373       --
LSA DIVERSIFIED MID-CAP***/(3)/
Accumulation Unit Value, Beginning of Period                                  --  $10.000  $7.764       --
Accumulation Unit Value, End of Period                                        --   $7.764 $10.156       --
Number of Units Outstanding, End of Period                                    --        0       0       --
LSA EQUITY GROWTH/(5)/
Accumulation Unit Value, Beginning of Period                             $10.000   $9.087  $6.275       --
Accumulation Unit Value, End of Period                                    $9.087   $6.275  $7.625       --
Number of Units Outstanding, End of Period                                   198      689     606       --
MFS EMERGING GROWTH SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000   $8.144  $5.300   $6.777
Accumulation Unit Value, End of Period                                    $8.144   $5.300  $6.777   $6.609
Number of Units Outstanding, End of Period                                28,157   31,880  31,527   29,230
MFS INVESTORS TRUST - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000   $8.828  $6.849   $8.211
Accumulation Unit Value, End of Period                                    $8.828   $6.849  $8.211   $8.148
Number of Units Outstanding, End of Period                                20,784   27,105  27,035   23,193
MFS NEW DISCOVERY - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000   $9.602  $6.444   $8.461
Accumulation Unit Value, End of Period                                    $9.602   $6.444  $8.461   $7.773
Number of Units Outstanding, End of Period                                 7,674   20,990  27,799   25,275
MFS RESEARCH - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000   $8.444  $6.255   $7.654
Accumulation Unit Value, End of Period                                    $8.444   $6.255  $7.654   $7.747
Number of Units Outstanding, End of Period                                14,559   14,381  14,063   11,790
MFS UTILITIES - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000   $7.533  $5.715   $7.624
Accumulation Unit Value, End of Period                                    $7.533   $5.715  $7.624   $8.481
Number of Units Outstanding, End of Period                                20,335   21,447  23,108   22,038
OPPENHEIMER AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period                             $10.000   $8.818  $6.266   $7.743
Accumulation Unit Value, End of Period                                    $8.818   $6.266  $7.743   $8.146
Number of Units Outstanding, End of Period                                11,201   27,413  27,683   27,712
OPPENHEIMER CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period                             $10.000   $8.678  $6.245   $8.047
Accumulation Unit Value, End of Period                                    $8.678   $6.245  $8.047   $7.829
Number of Units Outstanding, End of Period                                68,758  134,635 134,088  125,405
OPPENHEIMER GLOBAL SECURITIES
Accumulation Unit Value, Beginning of Period                             $10.000   $9.298  $7.124  $10.026
Accumulation Unit Value, End of Period                                    $9.298   $7.124 $10.026  $10.152
Number of Units Outstanding, End of Period                                26,672   27,128  32,792   31,796
OPPENHEIMER MAIN STREET
Accumulation Unit Value, Beginning of Period                             $10.000   $9.155  $7.315   $9.121
Accumulation Unit Value, End of Period                                    $9.155   $7.315  $9.121   $9.064
Number of Units Outstanding, End of Period                                44,954   79,731 100,143   98,620
OPPENHEIMER STRATEGIC BOND
Accumulation Unit Value, Beginning of Period                             $10.000  $10.232 $10.818  $12.569
Accumulation Unit Value, End of Period                                   $10.232  $10.818 $12.569  $12.873
Number of Units Outstanding, End of Period                                37,733  110,799  86,805   83,796
PUTNAM VT GROWTH AND INCOME - CLASS IB
Accumulation Unit Value, Beginning of Period                             $10.000   $9.202  $7.335   $9.194
Accumulation Unit Value, End of Period                                    $9.202   $7.335  $9.194   $9.276
Number of Units Outstanding, End of Period                                32,365   26,466  23,949   22,573
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
Accumulation Unit Value, Beginning of Period                             $10.000   $8.051  $5.586   $6.764
Accumulation Unit Value, End of Period                                    $8.051   $5.586  $6.764   $6.304
Number of Units Outstanding, End of Period                                 2,002    7,046   7,597    7,331
PUTNAM VT HEALTH SCIENCES - CLASS IB
Accumulation Unit Value, Beginning of Period                             $10.000   $9.645  $7.560   $8.807
Accumulation Unit Value, End of Period                                    $9.645   $7.560  $8.807   $8.606
Number of Units Outstanding, End of Period                                 8,615   15,785  16,315   13,290
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB*
Accumulation Unit Value, Beginning of Period                             $10.000  $11.820  $9.576  $12.111
Accumulation Unit Value, End of Period                                   $11.820   $9.576 $12.111  $12.098
Number of Units Outstanding, End of Period                                     0        0       0        0
PUTNAM VT NEW VALUE - CLASS IB
Accumulation Unit Value, Beginning of Period                             $10.000   $9.558  $7.937  $10.347
Accumulation Unit Value, End of Period                                    $9.558   $7.937 $10.347  $10.716
Number of Units Outstanding, End of Period                                11,841   16,427  15,558   15,204
PUTNAM VT RESEARCH - CLASS IB*
Accumulation Unit Value, Beginning of Period                             $10.000  $12.048  $9.223  $11.373
Accumulation Unit Value, End of Period                                   $12.048   $9.223 $11.373  $10.961
Number of Units Outstanding, End of Period                                     0    1,135   1,838    1,837
VAN KAMPEN UIF CORE PLUS FIXED INCOME - CLASS I/(5)/
Accumulation Unit Value, Beginning of Period                             $10.000  $10.437 $11.023  $11.350
Accumulation Unit Value, End of Period                                   $10.437  $11.023 $11.350  $11.572
Number of Units Outstanding, End of Period                                    98   35,731  39,159   39,158
VAN KAMPEN UIF EQUITY GROWTH - CLASS I***/(2,5)/
Accumulation Unit Value, Beginning of Period                                  --       --      --  $10.000
Accumulation Unit Value, End of Period                                        --       --      --   $9.816
Number of Units Outstanding, End of Period                                    --       --      --    3,964
VAN KAMPEN UIF GLOBAL VALUE EQUITY - CLASS I/(5)/
Accumulation Unit Value, Beginning of Period                             $10.000   $9.274  $7.586   $9.627
Accumulation Unit Value, End of Period                                    $9.274   $7.586  $9.627   $9.697
Number of Units Outstanding, End of Period                                     0        0       0        0
VAN KAMPEN UIF U.S. MID CAP VALUE - CLASS I/(3,4,5)/
Accumulation Unit Value, Beginning of Period                             $10.000   $9.568  $6.777   $9.436
Accumulation Unit Value, End of Period                                    $9.568   $6.777  $9.436   $9.608
Number of Units Outstanding, End of Period                                    83    2,893   2,971    2,967
VAN KAMPEN UIF U.S. REAL ESTATE - CLASS I**/(5)/
Accumulation Unit Value, Beginning of Period                                  --  $10.000  $8.968  $12.219
Accumulation Unit Value, End of Period                                        --   $8.968 $12.219  $14.062
Number of Units Outstanding, End of Period                                    --      590     714        0
VAN KAMPEN UIF VALUE - CLASS I /(5)/
Accumulation Unit Value, Beginning of Period                             $10.000   $9.568  $7.353   $9.701
Accumulation Unit Value, End of Period                                    $9.599   $7.353  $9.701  $10.284
Number of Units Outstanding, End of Period                                     0        0       0        0

+ The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on May 1, 2001, except those indicated with one, two or three asterisks. The Accumulation Unit Values in this table reflect a Mortality and Expense Risk Charge of 1.50% and Administrative Expense Charge of 0.10%.

* These Variable Sub-Accounts were first offered under the Contracts on September 21, 2001.

**These Variable Sub-Accounts were first offered under the Contracts on May 1, 2002.

*** This Variable Sub-Account was first offered under the Contracts on April 30,
2004.

(1) Effective May 1, 2003, the FTVIP Franklin Technology Securities Fund merged into the FTVIP Franklin Small Cap Fund. Accordingly, for administrative convenience, on May 1, 2003, we combined the FTVIP Franklin Technology
Securities Variable Sub-Account into the FTVIP Franklin Small Cap Variable
Sub-Account.

(2) Effective April 30, 2004, the LSA Capital Growth Fund and the LSA Equity
Growth Fund were merged into the Van Kampen UIF Equity Growth Portfolio Class I.
Accordingly, on April 30, 2004, we transferred the value of the LSA Capital
Growth Variable Sub-Account and the LSA Equity Growth Variable Sub-Account into the Van Kampen UIF Equity Growth Variable Sub-Account.***

(3) Effective April 30, 2004, the LSA Diversified Mid Cap Fund merged into the
Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I. Accordingly, on April 30,
2004, we transferred the value of the LSA Diversified Mid Cap Variable
Sub-Account into the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account.

(4) Effective September 30, 2003, the Van Kampen UIF U.S. Mid Cap Core Portfolio changed its name to the Van Kampen UIF U.S. Mid Cap Value Portfolio. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(5) Morgan Stanley Investment Management, Inc., the adviser to the UIF
Portfolios, does business in certain instances using the name Van Kampen.







ALLSTATE PROVIDER VARIABLE ANNUITY SERIES (ADVANTAGE, ULTRA, EXTRA)


ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH
VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED+ (WITH THE INCOME BENEFIT RIDER)


ALLSTATE PROVIDER ULTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1/+/ AND ENDING DECEMBER 31,
(September 30 for 2004)                                                     2001     2002    2003     2004
Variable Sub-Accounts
AIM V.I. AGGRESSIVE GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $8.603  $6.547   $8.161
Accumulation Unit Value, End of Period                                    $8.603   $6.547  $8.161   $8.002
Number of Units Outstanding, End of Period                                   530    3,166   3,165    3,165
AIM V.I. BALANCED - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $9.106  $7.428   $8.505
Accumulation Unit Value, End of Period                                    $9.106   $7.428  $8.505   $8.445
Number of Units Outstanding, End of Period                                 8,928   39,007  40,252   40,771
AIM V.I. CAPITAL APPRECIATION - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $8.650  $6.443   $8.212
Accumulation Unit Value, End of Period                                    $8.650   $6.443  $8.212   $7.861
Number of Units Outstanding, End of Period                                 7,427   12,814  14,727   12,339
AIM V.I. CORE EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $8.482  $7.046   $8.626
Accumulation Unit Value, End of Period                                    $8.482   $7.046  $8.626   $8.641
Number of Units Outstanding, End of Period                                     0    7,809   7,787    6,395
AIM V.I. DENT DEMOGRAPHIC TRENDS - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $8.456  $5.641   $7.630
Accumulation Unit Value, End of Period                                    $8.456   $5.641  $7.630   $7.249
Number of Units Outstanding, End of Period                                     0        0       0        0
AIM V.I. DIVERSIFIED INCOME - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000  $10.109 $10.176  $10.939
Accumulation Unit Value, End of Period                                   $10.109  $10.176 $10.939  $11.212
Number of Units Outstanding, End of Period                                   507   11,636  15,774   15,349
AIM V.I. GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $8.381  $5.692   $7.351
Accumulation Unit Value, End of Period                                    $8.381   $5.692  $7.351   $7.106
Number of Units Outstanding, End of Period                                 4,883    7,263   7,258    5,909
AIM V.I. INTERNATIONAL GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $8.493  $7.047   $8.950
Accumulation Unit Value, End of Period                                    $8.493   $7.047  $8.950   $9.526
Number of Units Outstanding, End of Period                                     0        0       0        0
AIM V.I. PREMIER EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                             $10.000   $8.832  $6.065   $7.464
Accumulation Unit Value, End of Period                                    $8.832   $6.065  $7.464   $7.189
Number of Units Outstanding, End of Period                                15,056   43,253  41,803   39,788
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                             $10.000   $8.309  $5.809   $7.203
Accumulation Unit Value, End of Period                                    $8.309   $5.809  $7.203   $6.944
Number of Units Outstanding, End of Period                                     0    1,364   1,362    1,361
DREYFUS STOCK INDEX - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                             $10.000   $9.034  $6.901   $8.717
Accumulation Unit Value, End of Period                                    $9.034   $6.901  $8.717   $8.698
Number of Units Outstanding, End of Period                                 2,060   15,918  17,140   14,795
DREYFUS VIF GROWTH & INCOME - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                             $10.000   $9.140  $6.716   $8.364
Accumulation Unit Value, End of Period                                    $9.140   $6.716  $8.364   $8.096
Number of Units Outstanding, End of Period                                     0      544     365      365
DREYFUS VIF MONEY MARKET - INITIAL SHARES
Accumulation Unit Value, Beginning of Period                             $10.000  $10.107 $10.091   $9.999
Accumulation Unit Value, End of Period                                   $10.107  $10.091  $9.999   $9.927
Number of Units Outstanding, End of Period                                 4,062   17,969  19,161   17,434
FIDELITY VIP ASSET MANAGER: GROWTH/(R)/ - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $9.481  $7.853   $9.506
Accumulation Unit Value, End of Period                                    $9.481   $7.853  $9.506   $9.244
Number of Units Outstanding, End of Period                                     0      960     893      892
FIDELITY VIP CONTRAFUND/(R)/ - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $9.449  $8.404  $10.602
Accumulation Unit Value, End of Period                                    $9.449   $8.404 $10.602  $11.055
Number of Units Outstanding, End of Period                                 4,269   11,387  15,699   15,801
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $9.354  $7.626   $9.757
Accumulation Unit Value, End of Period                                    $9.354   $7.626  $9.757   $9.821
Number of Units Outstanding, End of Period                                21,250   62,281  52,669   52,224
FIDELITY VIP GROWTH - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $8.666  $5.944   $7.752
Accumulation Unit Value, End of Period                                    $8.666   $5.944  $7.752   $7.284
Number of Units Outstanding, End of Period                                 2,130    6,031   7,720    7,716
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $9.001  $9.149  $11.412
Accumulation Unit Value, End of Period                                    $9.001   $9.149 $11.412  $11.779
Number of Units Outstanding, End of Period                                 3,040    5,031   5,924    6,429
FTVIP FRANKLIN SMALL CAP/ /- CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $9.270  $6.505   $8.785
Accumulation Unit Value, End of Period                                    $9.270   $6.505  $8.785   $8.799
Number of Units Outstanding, End of Period                                   509    4,382   8,170    8,242
FTVIP FRANKLIN TECHNOLOGY SECURITIES- CLASS 2/(1)/
Accumulation Unit Value, Beginning of Period                             $10.000   $7.929  $4.376       --
Accumulation Unit Value, End of Period                                    $7.929   $4.376  $4.776       --
Number of Units Outstanding, End of Period                                   348      331       0       --
FTVIP MUTUAL SHARES SECURITIES- CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $9.816  $8.518  $10.490
Accumulation Unit Value, End of Period                                    $9.816   $8.518 $10.490  $10.747
Number of Units Outstanding, End of Period                                 3,552   18,783  20,796   23,775
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES- CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $9.418  $9.254  $13.931
Accumulation Unit Value, End of Period                                    $9.418   $9.254 $13.931  $14.908
Number of Units Outstanding, End of Period                                     0      767   1,239    1,238
FTVIP TEMPLETON FOREIGN SECURITIES - CLASS 2
Accumulation Unit Value, Beginning of Period                             $10.000   $8.761  $7.020   $9.133
Accumulation Unit Value, End of Period                                    $8.761   $7.020  $9.133   $9.414
Number of Units Outstanding, End of Period                                 1,036    8,733  12,929   12,538
GOLDMAN SACHS VIT CORE/SM /SMALL CAP EQUITY
Accumulation Unit Value, Beginning of Period                             $10.000  $10.146  $8.489  $12.196
Accumulation Unit Value, End of Period                                   $10.146   $8.489 $12.196  $12.560
Number of Units Outstanding, End of Period                                     0      936   1,624    1,063
GOLDMAN SACHS VIT CORE/SM/ U.S. EQUITY
Accumulation Unit Value, Beginning of Period                             $10.000   $9.000  $6.917   $8.812
Accumulation Unit Value, End of Period                                    $9.000   $6.917  $8.812   $9.153
Number of Units Outstanding, End of Period                                     0    1,021   3,111    3,111
LSA CAPITAL GROWTH/(2)/
Accumulation Unit Value, Beginning of Period                             $10.000   $8.830  $6.571       --
Accumulation Unit Value, End of Period                                    $8.830   $6.571  $7.988       --
Number of Units Outstanding, End of Period                                     0        0       0       --
LSA DIVERSIFIED MID-CAP***/(3)/
Accumulation Unit Value, Beginning of Period                                  --  $10.000  $7.764       --
Accumulation Unit Value, End of Period                                        --   $7.764 $10.156       --
Number of Units Outstanding, End of Period                                    --        0       0       --
LSA EQUITY GROWTH/(5)/
Accumulation Unit Value, Beginning of Period                             $10.000   $9.087  $6.275       --
Accumulation Unit Value, End of Period                                    $9.087   $6.275  $7.625       --
Number of Units Outstanding, End of Period                                   168      387     167       --
MFS EMERGING GROWTH SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000   $8.144  $5.300   $6.777
Accumulation Unit Value, End of Period                                    $8.144   $5.300  $6.777   $6.609
Number of Units Outstanding, End of Period                                 6,533   25,642  24,892   25,234
MFS INVESTORS TRUST - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000   $8.828  $6.849   $8.211
Accumulation Unit Value, End of Period                                    $8.828   $6.849  $8.211   $8.148
Number of Units Outstanding, End of Period                                 3,393   26,418  29,230   28,889
MFS NEW DISCOVERY - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000   $9.602  $6.444   $8.461
Accumulation Unit Value, End of Period                                    $9.602   $6.444  $8.461   $7.773
Number of Units Outstanding, End of Period                                 2,355    5,904   6,170    5,558
MFS RESEARCH - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000   $8.444  $6.255   $7.654
Accumulation Unit Value, End of Period                                    $8.444   $6.255  $7.654   $7.747
Number of Units Outstanding, End of Period                                 1,783   15,215  16,197   16,144
MFS UTILITIES - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                             $10.000   $7.533  $5.715   $7.624
Accumulation Unit Value, End of Period                                    $7.533   $5.715  $7.624   $8.481
Number of Units Outstanding, End of Period                                 6,058    4,973   5,313    5,610
OPPENHEIMER AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period                             $10.000   $8.818  $6.266   $7.743
Accumulation Unit Value, End of Period                                    $8.818   $6.266  $7.743   $8.146
Number of Units Outstanding, End of Period                                 3,962   22,134  23,659   20,822
OPPENHEIMER CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period                             $10.000   $8.678  $6.245   $8.047
Accumulation Unit Value, End of Period                                    $8.678   $6.245  $8.047   $7.829
Number of Units Outstanding, End of Period                                 9,979   53,979  40,958   37,512
OPPENHEIMER GLOBAL SECURITIES
Accumulation Unit Value, Beginning of Period                             $10.000   $9.298  $7.124  $10.026
Accumulation Unit Value, End of Period                                    $9.298   $7.124 $10.026  $10.152
Number of Units Outstanding, End of Period                                 3,338   15,026  14,794   16,156
OPPENHEIMER MAIN STREET
Accumulation Unit Value, Beginning of Period                             $10.000   $9.155  $7.315   $9.121
Accumulation Unit Value, End of Period                                    $9.155   $7.315  $9.121   $9.064
Number of Units Outstanding, End of Period                                14,089   34,714  36,054   36,066
OPPENHEIMER STRATEGIC BOND
Accumulation Unit Value, Beginning of Period                             $10.000  $10.232 $10.818  $12.569
Accumulation Unit Value, End of Period                                   $10.232  $10.818 $12.569  $12.873
Number of Units Outstanding, End of Period                                 8,015   31,058  38,285   35,322
PUTNAM VT GROWTH AND INCOME - CLASS IB
Accumulation Unit Value, Beginning of Period                             $10.000   $9.202  $7.335   $9.194
Accumulation Unit Value, End of Period                                    $9.202   $7.335  $9.194   $9.276
Number of Units Outstanding, End of Period                                     0        0     420      419
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
Accumulation Unit Value, Beginning of Period                             $10.000   $8.051  $5.586   $6.764
Accumulation Unit Value, End of Period                                    $8.051   $5.586  $6.764   $6.304
Number of Units Outstanding, End of Period                                 2,093    7,128   7,065    7,444
PUTNAM VT HEALTH SCIENCES - CLASS IB
Accumulation Unit Value, Beginning of Period                             $10.000   $9.645  $7.560   $8.807
Accumulation Unit Value, End of Period                                    $9.645   $7.560  $8.807   $8.606
Number of Units Outstanding, End of Period                                 9,717   14,519  14,473   14,023
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB*
Accumulation Unit Value, Beginning of Period                             $10.000  $11.820  $9.576  $12.111
Accumulation Unit Value, End of Period                                   $11.820   $9.576 $12.111  $12.098
Number of Units Outstanding, End of Period                                     0      179     179      178
PUTNAM VT NEW VALUE - CLASS IB
Accumulation Unit Value, Beginning of Period                             $10.000   $9.558  $7.937  $10.347
Accumulation Unit Value, End of Period                                    $9.558   $7.937 $10.347  $10.716
Number of Units Outstanding, End of Period                                 1,206    5,106   7,290    7,064
PUTNAM VT RESEARCH - CLASS IB*
Accumulation Unit Value, Beginning of Period                             $10.000  $12.048  $9.223  $11.373
Accumulation Unit Value, End of Period                                   $12.048   $9.223 $11.373  $10.961
Number of Units Outstanding, End of Period                                   257      337     306      286
VAN KAMPEN UIF CORE PLUS FIXED INCOME - CLASS I/(5)/
Accumulation Unit Value, Beginning of Period                             $10.000  $10.437 $11.023  $11.350
Accumulation Unit Value, End of Period                                   $10.437  $11.023 $11.350  $11.572
Number of Units Outstanding, End of Period                                 3,648   23,368  23,070   23,305
VAN KAMPEN UIF EQUITY GROWTH - CLASS I***/(2,5)/
Accumulation Unit Value, Beginning of Period                                  --       --      --  $10.000
Accumulation Unit Value, End of Period                                        --       --      --   $9.816
Number of Units Outstanding, End of Period                                    --       --      --      126
VAN KAMPEN UIF GLOBAL VALUE EQUITY - CLASS I/(5)/
Accumulation Unit Value, Beginning of Period                             $10.000   $9.274  $7.586   $9.627
Accumulation Unit Value, End of Period                                    $9.274   $7.586  $9.627   $9.697
Number of Units Outstanding, End of Period                                     0        0       0        0
VAN KAMPEN UIF U.S. MID CAP VALUE - CLASS I/(3,4,5)/
Accumulation Unit Value, Beginning of Period                             $10.000   $9.568  $6.777   $9.436
Accumulation Unit Value, End of Period                                    $9.568   $6.777  $9.436   $9.608
Number of Units Outstanding, End of Period                                 1,343    2,377   2,134    2,109
VAN KAMPEN UIF U.S. REAL ESTATE - CLASS I**/(5)/
Accumulation Unit Value, Beginning of Period                                  --  $10.000  $8.968  $12.219
Accumulation Unit Value, End of Period                                        --   $8.968 $12.219  $14.062
Number of Units Outstanding, End of Period                                    --        0     393      636
VAN KAMPEN UIF VALUE - CLASS I /(5)/
Accumulation Unit Value, Beginning of Period                             $10.000   $9.568  $7.353   $9.701
Accumulation Unit Value, End of Period                                    $9.599   $7.353  $9.701  $10.284
Number of Units Outstanding, End of Period                                   657    3,071   3,560    3,560

+ The Contracts and all of the Variable Sub-Accounts were first offered under the Contracts on May 1, 2001, except those indicated with one, two or three asterisks. The Accumulation Unit Values in this table reflect a Mortality and Expense Risk Charge of 1.50% and Administrative Expense Charge of 0.10%.

* These Variable Sub-Accounts were first offered under the Contracts on September 21, 2001.

**These Variable Sub-Accounts were first offered under the Contracts on May 1, 2002.

*** This Variable Sub-Account was first offered under the Contracts on April 30,
2004.

(1) Effective May 1, 2003, the FTVIP Franklin Technology Securities Fund merged into the FTVIP Franklin Small Cap Fund. Accordingly, for administrative convenience, on May 1, 2003, we combined the FTVIP Franklin Technology
Securities Variable Sub-Account into the FTVIP Franklin Small Cap Variable
Sub-Account.

(2) Effective April 30, 2004, the LSA Capital Growth Fund and the LSA Equity
Growth Fund were merged into the Van Kampen UIF Equity Growth Portfolio Class I.
Accordingly, on April 30, 2004, we transferred the value of the LSA Capital
Growth Variable Sub-Account and the LSA Equity Growth Variable Sub-Account into the Van Kampen UIF Equity Growth Variable Sub-Account.***

(3) Effective April 30, 2004, the LSA Diversified Mid Cap Fund merged into the
Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I. Accordingly, on April 30,
2004, we transferred the value of the LSA Diversified Mid Cap Variable
Sub-Account into the Van Kampen UIF U.S. Mid Cap Value Variable Sub-Account.

(4) Effective September 30, 2003, the Van Kampen UIF U.S. Mid Cap Core Portfolio changed its name to the Van Kampen UIF U.S. Mid Cap Value Portfolio. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

(5) Morgan Stanley Investment Management, Inc., the adviser to the UIF
Portfolios, does business in certain instances using the name Van Kampen.









ALLSTATE PROVIDER VARIABLE ANNUITY SERIES (ADVANTAGE, ULTRA COMBINATION)


ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH
VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED+ (WITH THE ENHANCED DEATH
BENEFIT RIDER)


ALLSTATE PROVIDER ADVANTAGE CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1+ AND ENDING DECEMBER 31,
(September 30 for 2004)                                                   2001     2002      2003     2004
VARIABLE SUB-ACCOUNTS
AIM V.I. BALANCED - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000  $11.284    $9.186  $10.496
Accumulation Unit Value, End of Period                                 $11.284   $9.186   $10.496  $10.406
Number of Units Outstanding, End of Period                                   0        0         0        0
AIM V.I. CAPITAL APPRECIATION - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000  $12.610    $9.367  $11.913
Accumulation Unit Value, End of Period                                 $12.610   $9.367   $11.913  $11.388
Number of Units Outstanding, End of Period                                   0      263       263        0
AIM V.I. CORE EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000  $12.382   $10.265  $12.542
Accumulation Unit Value, End of Period                                 $12.382  $10.265   $12.542  $12.544
Number of Units Outstanding, End of Period                                   0        0         0        0
AIM V.I. GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000  $11.621    $7.877  $10.152
Accumulation Unit Value, End of Period                                 $11.621   $7.877   $10.152   $9.799
Number of Units Outstanding, End of Period                                   0        0         0        0
AIM V.I. HIGH YIELD - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000  $10.566    $9.770  $12.284
Accumulation Unit Value, End of Period                                 $10.566   $9.770   $12.284  $12.870
Number of Units Outstanding, End of Period                                   0       94        94        0
AIM V.I. PREMIER EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000  $11.844    $8.111   $9.963
Accumulation Unit Value, End of Period                                 $11.844   $8.111    $9.963   $9.581
Number of Units Outstanding, End of Period                                   0        0         0        0
FEDERATED PRIME MONEY FUND II
Accumulation Unit Value, Beginning of Period                           $10.000  $10.009    $9.967   $9.854
Accumulation Unit Value, End of Period                                 $10.009   $9.967    $9.854   $9.767
Number of Units Outstanding, End of Period                               2,178    6,307       465        0
FIDELITY VIP CONTRAFUND(R) - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000  $11.417   $10.135  $12.759
Accumulation Unit Value, End of Period                                 $11.417  $10.135   $12.759  $13.284
Number of Units Outstanding, End of Period                                   0        0         0        0
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000  $11.695    $9.514  $12.149
Accumulation Unit Value, End of Period                                 $11.695   $9.514   $12.149  $12.210
Number of Units Outstanding, End of Period                                   0      839       838        0
FIDELITY VIP GROWTH - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000  $12.415    $8.498  $11.061
Accumulation Unit Value, End of Period                                 $12.415   $8.498   $11.061  $10.377
Number of Units Outstanding, End of Period                                   0      456       455        0
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000  $10.157   $10.304  $12.826
Accumulation Unit Value, End of Period                                 $10.157  $10.304   $12.826  $13.219
Number of Units Outstanding, End of Period                                   0        0         0        0
FIDELITY VIP INDEX 500 PORTFOLIO - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000  $11.862    $9.033  $11.363
Accumulation Unit Value, End of Period                                 $11.862   $9.033   $11.363  $11.338
Number of Units Outstanding, End of Period                                   0      277       277        0
FIDELITY VIP OVERSEAS PORTFOLIO - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000  $11.645    $9.096  $12.776
Accumulation Unit Value, End of Period                                 $11.645   $9.096   $12.776  $12.508
Number of Units Outstanding, End of Period                                   0        0         0        0
FTVIP TEMPLETON GLOBAL INCOME SECURITIES - CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $9.950   $11.837  $14.233
Accumulation Unit Value, End of Period                                  $9.950  $11.837   $14.233  $14.616
Number of Units Outstanding, End of Period                                   0        0       312        0
FTVIP TEMPLETON GROWTH SECURITIES - CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000  $11.830    $9.469  $12.287
Accumulation Unit Value, End of Period                                 $11.830   $9.469   $12.287  $12.639
Number of Units Outstanding, End of Period                                   0      312         0        0
MFS EMERGING GROWTH - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000  $12.743    $8.277  $10.561
Accumulation Unit Value, End of Period                                 $12.743   $8.277   $10.561  $10.283
Number of Units Outstanding, End of Period                                 102      312       311        0
MFS INVESTORS TRUST - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000  $11.537    $8.933  $10.688
Accumulation Unit Value, End of Period                                 $11.537   $8.933   $10.688  $10.590
Number of Units Outstanding, End of Period                                   0      185       185        0
MFS NEW DISCOVERY - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000  $13.146    $8.804  $11.536
Accumulation Unit Value, End of Period                                 $13.146   $8.804   $11.536  $10.583
Number of Units Outstanding, End of Period                                   0      447       447        0
MFS RESEARCH - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000  $11.940    $8.826  $10.780
Accumulation Unit Value, End of Period                                 $11.940   $8.826   $10.780  $10.893
Number of Units Outstanding, End of Period                                   0        0         0        0
MFS UTILITIES - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000  $10.013    $7.581  $10.093
Accumulation Unit Value, End of Period                                 $10.013   $7.581   $10.093  $11.210
Number of Units Outstanding, End of Period                                   0        0         0        0
OPPENHEIMER AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period                           $10.000  $11.546    $8.187  $10.098
Accumulation Unit Value, End of Period                                 $11.546   $8.187   $10.098  $10.607
Number of Units Outstanding, End of Period                                   0        0         0        0
OPPENHEIMER BALANCED /(//1//)/
Accumulation Unit Value, Beginning of Period                           $10.000  $11.176    $9.834  $12.067
Accumulation Unit Value, End of Period                                 $11.176   $9.834   $12.067  $12.154
Number of Units Outstanding, End of Period                                 115      522       521        0
OPPENHEIMER CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period                           $10.000  $12.226    $8.781  $11.291
Accumulation Unit Value, End of Period                                 $12.226   $8.781   $11.291  $10.968
Number of Units Outstanding, End of Period                                 105      581       580        0
OPPENHEIMER GLOBAL SECURITIES
Accumulation Unit Value, Beginning of Period                           $10.000  $12.364    $9.454  $13.278
Accumulation Unit Value, End of Period                                 $12.364   $9.454   $13.278  $13.424
Number of Units Outstanding, End of Period                                   0        0         0        0
OPPENHEIMER MAIN STREET
Accumulation Unit Value, Beginning of Period                           $10.000  $11.472    $9.148  $11.384
Accumulation Unit Value, End of Period                                 $11.472   $9.148   $11.384  $11.295
Number of Units Outstanding, End of Period                                   0    1,322     1,320        0
OPPENHEIMER STRATEGIC BOND
Accumulation Unit Value, Beginning of Period                           $10.000  $10.377   $10.948  $12.694
Accumulation Unit Value, End of Period                                 $10.377  $10.948   $12.694  $12.982
Number of Units Outstanding, End of Period                                 123      448       447        0
PUTNAM VT DISCOVERY GROWTH - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000  $12.945    $8.952  $11.604
Accumulation Unit Value, End of Period                                 $12.945   $8.952   $11.604  $10.902
Number of Units Outstanding, End of Period                                   0      261       261        0
PUTNAM VT DIVERSIFIED INCOME - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000  $10.183   $10.590  $12.484
Accumulation Unit Value, End of Period                                 $10.183  $10.590   $12.484  $12.965
Number of Units Outstanding, End of Period                                   0        0         0        0
PUTNAM VT GROWTH AND INCOME - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000  $11.377    $9.051  $11.322
Accumulation Unit Value, End of Period                                 $11.377   $9.051   $11.322  $11.405
Number of Units Outstanding, End of Period                                   0        0         0        0
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000  $12.241    $8.475  $10.242
Accumulation Unit Value, End of Period                                 $12.241   $8.475   $10.242   $9.531
Number of Units Outstanding, End of Period                                   0      919       918        0
PUTNAM VT HEALTH SCIENCES - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000  $11.045    $8.640  $10.044
Accumulation Unit Value, End of Period                                 $11.045   $8.640   $10.044   $9.800
Number of Units Outstanding, End of Period                                   0        0         0        0
PUTNAM VT NEW VALUE - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000  $11.848    $9.819  $12.774
Accumulation Unit Value, End of Period                                 $11.848   $9.819   $12.774  $13.210
Number of Units Outstanding, End of Period                                   0      839       838        0
STI CLASSIC CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period                           $10.000  $12.137    $9.310  $10.829
Accumulation Unit Value, End of Period                                 $12.137   $9.310   $10.829  $10.558
Number of Units Outstanding, End of Period                                   0    3,913     3,012        0
STI CLASSIC GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period                           $10.000  $11.667    $9.098  $11.300
Accumulation Unit Value, End of Period                                 $11.667   $9.098   $11.300  $11.588
Number of Units Outstanding, End of Period                                   0    1,979     1,466        0
STI CLASSIC INTERNATIONAL EQUITY
Accumulation Unit Value, Beginning of Period                           $10.000  $11.253    $8.996  $12.131
Accumulation Unit Value, End of Period                                 $11.253   $8.996   $12.131  $12.488
Number of Units Outstanding, End of Period                                   0       90        89        0
STI CLASSIC INVESTMENT GRADE BOND
Accumulation Unit Value, Beginning of Period                           $10.000   $9.942   $10.485  $10.659
Accumulation Unit Value, End of Period                                  $9.942  $10.485   $10.659  $10.823
Number of Units Outstanding, End of Period                                   0      368       367        0
STI CLASSIC MID-CAP EQUITY
Accumulation Unit Value, Beginning of Period                           $10.000  $12.951    $9.099  $11.592
Accumulation Unit Value, End of Period                                 $12.951   $9.099   $11.592  $11.841
Number of Units Outstanding, End of Period                                   0    2,414     1,909        0
STI CLASSIC SMALL CAP VALUE EQUITY
Accumulation Unit Value, Beginning of Period                           $10.000  $12.100   $11.740  $15.960
Accumulation Unit Value, End of Period                                 $12.100  $11.740   $15.960  $17.231
Number of Units Outstanding, End of Period                                   0      669       668        0
STI CLASSIC VALUE INCOME STOCK
Accumulation Unit Value, Beginning of Period                           $10.000  $11.624    $9.476  $11.457
Accumulation Unit Value, End of Period                                 $11.624   $9.476   $11.457  $11.995
Number of Units Outstanding, End of Period                                   0    2,369     1,867        0

+ The Contracts and all Variable Sub-Accounts were first offered under the Contracts on September 21, 2001. The Accumulation Unit Values in this table reflect a Mortality and Expense Risk Charge of 1.70% and Administrative Expense
Charge of 0.10%.

(1) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.








ALLSTATE PROVIDER VARIABLE ANNUITY SERIES (ADVANTAGE, ULTRA)

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH
VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED+ (WITH THE INCOME BENEFIT RIDER)


ALLSTATE PROVIDER ADVANTAGE CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1+ AND ENDING DECEMBER 31, (September
30 for 2004)                                                                  2001      2002     2003     2004
VARIABLE SUB-ACCOUNTS
AIM V.I. BALANCED - SERIES I
Accumulation Unit Value, Beginning of Period                               $10.000   $11.284   $9.186  $10.496
Accumulation Unit Value, End of Period                                     $11.284    $9.186  $10.496  $10.406
Number of Units Outstanding, End of Period                                       0       388      387      387
AIM V.I. CAPITAL APPRECIATION - SERIES I
Accumulation Unit Value, Beginning of Period                               $10.000   $12.610   $9.367  $11.913
Accumulation Unit Value, End of Period                                     $12.610    $9.367  $11.913  $11.388
Number of Units Outstanding, End of Period                                       0         0        0      263
AIM V.I. CORE EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                               $10.000   $12.382  $10.265  $12.542
Accumulation Unit Value, End of Period                                     $12.382   $10.265  $12.542  $12.544
Number of Units Outstanding, End of Period                                       0         0        0        0
AIM V.I. GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                               $10.000   $11.621   $7.877  $10.152
Accumulation Unit Value, End of Period                                     $11.621    $7.877  $10.152   $9.799
Number of Units Outstanding, End of Period                                       0         0        0        0
AIM V.I. HIGH YIELD - SERIES I
Accumulation Unit Value, Beginning of Period                               $10.000   $10.566   $9.770  $12.284
Accumulation Unit Value, End of Period                                     $10.566    $9.770  $12.284  $12.870
Number of Units Outstanding, End of Period                                       0         0        0       93
AIM V.I. PREMIER EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                               $10.000   $11.844   $8.111   $9.963
Accumulation Unit Value, End of Period                                     $11.844    $8.111   $9.963   $9.581
Number of Units Outstanding, End of Period                                       0         0    2,738    2,738
FEDERATED PRIME MONEY FUND II
Accumulation Unit Value, Beginning of Period                               $10.000   $10.009   $9.967   $9.854
Accumulation Unit Value, End of Period                                     $10.009    $9.967   $9.854   $9.767
Number of Units Outstanding, End of Period                                       0         0        0      219
FIDELITY VIP CONTRAFUND(R) - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                               $10.000   $11.417  $10.135  $12.759
Accumulation Unit Value, End of Period                                     $11.417   $10.135  $12.759  $13.284
Number of Units Outstanding, End of Period                                       0         0      276      427
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                               $10.000   $11.695   $9.514  $12.149
Accumulation Unit Value, End of Period                                     $11.695    $9.514  $12.149  $12.210
Number of Units Outstanding, End of Period                                       0       534    2,977    4,059
FIDELITY VIP GROWTH - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                               $10.000   $12.415   $8.498  $11.061
Accumulation Unit Value, End of Period                                     $12.415    $8.498  $11.061  $10.377
Number of Units Outstanding, End of Period                                       0         0        0      455
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                               $10.000   $10.157  $10.304  $12.826
Accumulation Unit Value, End of Period                                     $10.157   $10.304  $12.826  $13.219
Number of Units Outstanding, End of Period                                       0         0        0      194
FIDELITY VIP INDEX 500 PORTFOLIO - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                               $10.000   $11.862   $9.033  $11.363
Accumulation Unit Value, End of Period                                     $11.862    $9.033  $11.363  $11.338
Number of Units Outstanding, End of Period                                   1,375     1,373    1,372    1,648
FIDELITY VIP OVERSEAS PORTFOLIO - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                               $10.000   $11.645   $9.096  $12.776
Accumulation Unit Value, End of Period                                     $11.645    $9.096  $12.776  $12.508
Number of Units Outstanding, End of Period                                       0         0        0      225
FTVIP TEMPLETON GLOBAL INCOME SECURITIES - CLASS 2
Accumulation Unit Value, Beginning of Period                               $10.000    $9.950  $11.837  $14.233
Accumulation Unit Value, End of Period                                      $9.950   $11.837  $14.233  $14.616
Number of Units Outstanding, End of Period                                       0         0        0        0
FTVIP TEMPLETON GROWTH SECURITIES - CLASS 2
Accumulation Unit Value, Beginning of Period                               $10.000   $11.830   $9.469  $12.287
Accumulation Unit Value, End of Period                                     $11.830    $9.469  $12.287  $12.639
Number of Units Outstanding, End of Period                                       0       541    3,173    3,484
MFS EMERGING GROWTH - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                               $10.000   $12.743   $8.277  $10.561
Accumulation Unit Value, End of Period                                     $12.743    $8.277  $10.561  $10.283
Number of Units Outstanding, End of Period                                     824       823      823    1,315
MFS INVESTORS TRUST - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                               $10.000   $11.537   $8.933  $10.688
Accumulation Unit Value, End of Period                                     $11.537    $8.933  $10.688  $10.590
Number of Units Outstanding, End of Period                                     700       699      698      883
MFS NEW DISCOVERY - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                               $10.000   $13.146   $8.804  $11.536
Accumulation Unit Value, End of Period                                     $13.146    $8.804  $11.536  $10.583
Number of Units Outstanding, End of Period                                       0       253      289      734
MFS RESEARCH - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                               $10.000   $11.940   $8.826  $10.780
Accumulation Unit Value, End of Period                                     $11.940    $8.826  $10.780  $10.893
Number of Units Outstanding, End of Period                                       0         0        0        0
MFS UTILITIES - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                               $10.000   $10.013   $7.581  $10.093
Accumulation Unit Value, End of Period                                     $10.013    $7.581  $10.093  $11.210
Number of Units Outstanding, End of Period                                       0         0        0        0
OPPENHEIMER AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period                               $10.000   $11.546   $8.187  $10.098
Accumulation Unit Value, End of Period                                     $11.546    $8.187  $10.098  $10.607
Number of Units Outstanding, End of Period                                       0         0        0        0
OPPENHEIMER BALANCED /(//1//)/
Accumulation Unit Value, Beginning of Period                               $10.000   $11.176   $9.834  $12.067
Accumulation Unit Value, End of Period                                     $11.176    $9.834  $12.067  $12.154
Number of Units Outstanding, End of Period                                       0       129      193      713
OPPENHEIMER CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period                               $10.000   $12.226   $8.781  $11.291
Accumulation Unit Value, End of Period                                     $12.226    $8.781  $11.291  $10.968
Number of Units Outstanding, End of Period                                       0       658    3,253    3,832
OPPENHEIMER GLOBAL SECURITIES
Accumulation Unit Value, Beginning of Period                               $10.000   $12.364   $9.454  $13.278
Accumulation Unit Value, End of Period                                     $12.364    $9.454  $13.278  $13.424
Number of Units Outstanding, End of Period                                       0         0        0        0
OPPENHEIMER MAIN STREET
Accumulation Unit Value, Beginning of Period                               $10.000   $11.472   $9.148  $11.384
Accumulation Unit Value, End of Period                                     $11.472    $9.148  $11.384  $11.295
Number of Units Outstanding, End of Period                                       0       682      749    2,068
OPPENHEIMER STRATEGIC BOND
Accumulation Unit Value, Beginning of Period                               $10.000   $10.377  $10.948  $12.694
Accumulation Unit Value, End of Period                                     $10.377   $10.948  $12.694  $12.982
Number of Units Outstanding, End of Period                                       0         0        0      644
PUTNAM VT DISCOVERY GROWTH - CLASS IB
Accumulation Unit Value, Beginning of Period                               $10.000   $12.945   $8.952  $11.604
Accumulation Unit Value, End of Period                                     $12.945    $8.952  $11.604  $10.902
Number of Units Outstanding, End of Period                                       0         0        0      261
PUTNAM VT DIVERSIFIED INCOME - CLASS IB
Accumulation Unit Value, Beginning of Period                               $10.000   $10.183  $10.590  $12.484
Accumulation Unit Value, End of Period                                     $10.183   $10.590  $12.484  $12.965
Number of Units Outstanding, End of Period                                       0         0        0        0
PUTNAM VT GROWTH AND INCOME - CLASS IB
Accumulation Unit Value, Beginning of Period                               $10.000   $11.377   $9.051  $11.322
Accumulation Unit Value, End of Period                                     $11.377    $9.051  $11.322  $11.405
Number of Units Outstanding, End of Period                                       0         0        0        0
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
Accumulation Unit Value, Beginning of Period                               $10.000   $12.241   $8.475  $10.242
Accumulation Unit Value, End of Period                                     $12.241    $8.475  $10.242   $9.531
Number of Units Outstanding, End of Period                                       0         0        0      917
PUTNAM VT HEALTH SCIENCES - CLASS IB
Accumulation Unit Value, Beginning of Period                               $10.000   $11.045   $8.640  $10.044
Accumulation Unit Value, End of Period                                     $11.045    $8.640  $10.044   $9.800
Number of Units Outstanding, End of Period                                       0         0        0      357
PUTNAM VT NEW VALUE - CLASS IB
Accumulation Unit Value, Beginning of Period                               $10.000   $11.848   $9.819  $12.774
Accumulation Unit Value, End of Period                                     $11.848    $9.819  $12.774  $13.210
Number of Units Outstanding, End of Period                                     536       732    3,222    4,059
STI CLASSIC CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period                               $10.000   $12.137   $9.310  $10.829
Accumulation Unit Value, End of Period                                     $12.137    $9.310  $10.829  $10.558
Number of Units Outstanding, End of Period                                       0         0        0    2,128
STI CLASSIC GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period                               $10.000   $11.667   $9.098  $11.300
Accumulation Unit Value, End of Period                                     $11.667    $9.098  $11.300  $11.588
Number of Units Outstanding, End of Period                                       0         0        0    3,417
STI CLASSIC INTERNATIONAL EQUITY
Accumulation Unit Value, Beginning of Period                               $10.000   $11.253   $8.996  $12.131
Accumulation Unit Value, End of Period                                     $11.253    $8.996  $12.131  $12.488
Number of Units Outstanding, End of Period                                       0         0        0       89
STI CLASSIC INVESTMENT GRADE BOND
Accumulation Unit Value, Beginning of Period                               $10.000    $9.942  $10.485  $10.659
Accumulation Unit Value, End of Period                                      $9.942   $10.485  $10.659  $10.823
Number of Units Outstanding, End of Period                                       0    24,322    9,049    8,386
STI CLASSIC MID-CAP EQUITY
Accumulation Unit Value, Beginning of Period                               $10.000   $12.951   $9.099  $11.592
Accumulation Unit Value, End of Period                                     $12.951    $9.099  $11.592  $11.841
Number of Units Outstanding, End of Period                                       0       503      572    2,076
STI CLASSIC SMALL CAP VALUE EQUITY
Accumulation Unit Value, Beginning of Period                               $10.000   $12.100  $11.740  $15.960
Accumulation Unit Value, End of Period                                     $12.100   $11.740  $15.960  $17.231
Number of Units Outstanding, End of Period                                       0       204      230      897
STI CLASSIC VALUE INCOME STOCK
Accumulation Unit Value, Beginning of Period                               $10.000   $11.624   $9.476  $11.457
Accumulation Unit Value, End of Period                                     $11.624    $9.476  $11.457  $11.995
Number of Units Outstanding, End of Period                                       0       665    2,385    3,684

+ The Contracts and all Variable Sub-Accounts were first offered under the Contracts on September 21, 2001. The Accumulation Unit Values in this table reflect a Mortality and Expense Risk Charge of 1.70% and Administrative Expense
Charge of 0.10%.

(1) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.











ALLSTATE PROVIDER VARIABLE ANNUITY SERIES (ADVANTAGE, ULTRA)

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH
VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED+ (WITH THE ENHANCED DEATH
BENEFIT)
--------------------------------------------------------------------------------


ALLSTATE PROVIDER ULTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1+ AND ENDING DECEMBER 31,
(September 30 for 2004)                                                   2001     2002      2003     2004
VARIABLE SUB-ACCOUNTS
AIM V.I. BALANCED - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000   $9.106    $7.428   $8.505
Accumulation Unit Value, End of Period                                  $9.106   $7.428    $8.505   $8.445
Number of Units Outstanding, End of Period                              36,214   59,272    55,463   47,732
AIM V.I. CAPITAL APPRECIATION - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000   $8.656    $6.443   $8.212
Accumulation Unit Value, End of Period                                  $8.656   $6.443    $8.212   $7.861
Number of Units Outstanding, End of Period                              34,586   34,536    40,700   35,948
AIM V.I. CORE EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000   $8.482    $7.046   $8.626
Accumulation Unit Value, End of Period                                  $8.482   $7.046    $8.626   $8.641
Number of Units Outstanding, End of Period                              12,044   18,325    14,645   11,913
AIM V.I. GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000   $8.381    $5.692   $7.351
Accumulation Unit Value, End of Period                                  $8.381   $5.692    $7.351   $7.106
Number of Units Outstanding, End of Period                               6,203    4,499     4,493      598
AIM V.I. HIGH YIELD - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000   $9.428    $8.736  $11.006
Accumulation Unit Value, End of Period                                  $9.428   $8.736   $11.006  $11.548
Number of Units Outstanding, End of Period                               1,624    2,834     2,801    2,799
AIM V.I. PREMIER EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000   $8.838    $6.065   $7.464
Accumulation Unit Value, End of Period                                  $8.838   $6.065    $7.464   $7.189
Number of Units Outstanding, End of Period                              35,582   44,074    41,858   33,173
FEDERATED PRIME MONEY FUND II
Accumulation Unit Value, Beginning of Period                           $10.000  $10.092   $10.070   $9.977
Accumulation Unit Value, End of Period                                 $10.092  $10.070    $9.977   $9.904
Number of Units Outstanding, End of Period                              35,632   89,595    77,220   68,861
FIDELITY VIP CONTRAFUND(R) - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $9.449    $8.404  $10.602
Accumulation Unit Value, End of Period                                  $9.449   $8.404   $10.602  $11.055
Number of Units Outstanding, End of Period                              15,928   26,889    29,544   24,955
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $9.354    $7.626   $9.757
Accumulation Unit Value, End of Period                                  $9.354   $7.626    $9.757   $9.821
Number of Units Outstanding, End of Period                              48,170  100,659   109,429   97,987
FIDELITY VIP GROWTH - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $8.666    $5.944   $7.752
Accumulation Unit Value, End of Period                                  $8.666   $5.944    $7.752   $7.284
Number of Units Outstanding, End of Period                              23,900   35,644    43,824   40,929
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $9.001    $9.149  $11.412
Accumulation Unit Value, End of Period                                  $9.001   $9.149   $11.412  $11.779
Number of Units Outstanding, End of Period                               6,849   47,369    51,685   47,888
FIDELITY VIP INDEX 500 PORTFOLIO - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $9.026    $6.888   $8.681
Accumulation Unit Value, End of Period                                  $9.026   $6.888    $8.681   $8.676
Number of Units Outstanding, End of Period                              59,776   82,279    81,115   77,585
FIDELITY VIP OVERSEAS PORTFOLIO - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $8.032    $6.286   $8.848
Accumulation Unit Value, End of Period                                  $8.032   $6.286    $8.848   $8.675
Number of Units Outstanding, End of Period                               1,596    1,990       769      698
FTVIP TEMPLETON GLOBAL INCOME SECURITIES - CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000  $10.414   $12.414  $14.957
Accumulation Unit Value, End of Period                                 $10.414  $12.414   $14.957  $15.383
Number of Units Outstanding, End of Period                                 655    1,594     1,761    1,722
FTVIP TEMPLETON GROWTH SECURITIES - CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $9.699    $7.779  $10.115
Accumulation Unit Value, End of Period                                  $9.699   $7.779   $10.115  $10.420
Number of Units Outstanding, End of Period                               3,332    8,386    12,963   11,420
MFS EMERGING GROWTH - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000   $8.144    $5.300   $6.777
Accumulation Unit Value, End of Period                                  $8.144   $5.300    $6.777   $6.609
Number of Units Outstanding, End of Period                              28,157   31,880    31,527   29,230
MFS INVESTORS TRUST - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000   $8.828    $6.849   $8.211
Accumulation Unit Value, End of Period                                  $8.828   $6.849    $8.211   $8.148
Number of Units Outstanding, End of Period                              20,784   27,105    27,035   23,193
MFS NEW DISCOVERY - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000   $9.602    $6.444   $8.461
Accumulation Unit Value, End of Period                                  $9.602   $6.444    $8.461   $7.773
Number of Units Outstanding, End of Period                               7,674   20,990    27,799   25,275
MFS RESEARCH - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000   $8.444    $6.255   $7.654
Accumulation Unit Value, End of Period                                  $8.444   $6.255    $7.654   $7.747
Number of Units Outstanding, End of Period                              14,559   14,381    14,063   11,790
MFS UTILITIES - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000   $7.533    $5.715   $7.624
Accumulation Unit Value, End of Period                                  $7.533   $5.715    $7.624   $8.481
Number of Units Outstanding, End of Period                              20,335   21,447    23,108   22,038
OPPENHEIMER AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period                           $10.000   $8.818    $6.266   $7.743
Accumulation Unit Value, End of Period                                  $8.818   $6.266    $7.743   $8.146
Number of Units Outstanding, End of Period                              11,201   27,413    27,683   27,712
OPPENHEIMER BALANCED /(//1//)/
Accumulation Unit Value, Beginning of Period                           $10.000   $9.594    $8.458  $10.400
Accumulation Unit Value, End of Period                                  $9.594   $8.458   $10.400  $10.492
Number of Units Outstanding, End of Period                              31,126   94,450   112,318  111,706
OPPENHEIMER CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period                           $10.000   $8.678    $6.245   $8.047
Accumulation Unit Value, End of Period                                  $8.678   $6.245    $8.047   $7.829
Number of Units Outstanding, End of Period                              68,758  134,635   134,088  125,405
OPPENHEIMER GLOBAL SECURITIES
Accumulation Unit Value, Beginning of Period                           $10.000   $9.298    $7.124  $10.026
Accumulation Unit Value, End of Period                                  $9.298   $7.124   $10.026  $10.152
Number of Units Outstanding, End of Period                              26,672   27,128    32,792   31,796
OPPENHEIMER MAIN STREET
Accumulation Unit Value, Beginning of Period                           $10.000   $9.155    $7.315   $9.121
Accumulation Unit Value, End of Period                                  $9.155   $7.315    $9.121   $9.064
Number of Units Outstanding, End of Period                              44,954   79,731   100,143   98,620
OPPENHEIMER STRATEGIC BOND
Accumulation Unit Value, Beginning of Period                           $10.000  $10.232   $10.818  $12.569
Accumulation Unit Value, End of Period                                 $10.232  $10.818   $12.569  $12.873
Number of Units Outstanding, End of Period                              37,733  110,799    86,805   83,796
PUTNAM VT DISCOVERY GROWTH - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000   $8.047    $5.576   $7.243
Accumulation Unit Value, End of Period                                  $8.047   $5.576    $7.243   $6.815
Number of Units Outstanding, End of Period                              10,399   20,533    21,436   20,869
PUTNAM VT DIVERSIFIED INCOME - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000  $10.089   $10.514  $12.420
Accumulation Unit Value, End of Period                                 $10.089  $10.514   $12.420  $12.917
Number of Units Outstanding, End of Period                              32,527   53,959    37,705   35,333
PUTNAM VT GROWTH AND INCOME - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000   $9.202    $7.335   $9.194
Accumulation Unit Value, End of Period                                  $9.202   $7.335    $9.194   $9.276
Number of Units Outstanding, End of Period                              32,365   26,466    23,949   22,573
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000   $8.051    $5.586   $6.764
Accumulation Unit Value, End of Period                                  $8.051   $5.586    $6.764   $6.304
Number of Units Outstanding, End of Period                               2,002    7.046     7,597    7.331
PUTNAM VT HEALTH SCIENCES - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000   $9.645    $7.560   $8.807
Accumulation Unit Value, End of Period                                  $9.645   $7.560    $8.807   $8.606
Number of Units Outstanding, End of Period                               8,615   15,785    16,315   13,290
PUTNAM VT NEW VALUE - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000   $9.558    $7.937  $10.347
Accumulation Unit Value, End of Period                                  $9.558   $7.937   $10.347  $10.716
Number of Units Outstanding, End of Period                              11,841   16,427    15,558   15,204
STI CLASSIC CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period                           $10.000   $9.476    $7.283   $8.489
Accumulation Unit Value, End of Period                                  $9.476   $7.283    $8.489   $8.289
Number of Units Outstanding, End of Period                               7,451   47,438    50,760   46,776
STI CLASSIC GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period                           $10.000   $9.437    $7.373   $9.177
Accumulation Unit Value, End of Period                                  $9.437   $7.373    $9.177   $9.425
Number of Units Outstanding, End of Period                               9,138   31,555    32,623   32,195
STI CLASSIC INTERNATIONAL EQUITY
Accumulation Unit Value, Beginning of Period                           $10.000   $8.621    $6.906   $9.331
Accumulation Unit Value, End of Period                                  $8.621   $6.906    $9.331   $9.620
Number of Units Outstanding, End of Period                                   0        0         0        0
STI CLASSIC INVESTMENT GRADE BOND
Accumulation Unit Value, Beginning of Period                           $10.000  $10.320   $10.906  $11.109
Accumulation Unit Value, End of Period                                 $10.320  $10.906   $11.109  $11.298
Number of Units Outstanding, End of Period                              31,250   91,060    57,629   54,831
STI CLASSIC MID-CAP EQUITY
Accumulation Unit Value, Beginning of Period                           $10.000  $10.286    $7.241   $9.243
Accumulation Unit Value, End of Period                                 $10.286   $7.241    $9.243   $9.456
Number of Units Outstanding, End of Period                               5,718   27,063    32,784   32,220
STI CLASSIC SMALL CAP VALUE EQUITY
Accumulation Unit Value, Beginning of Period                           $10.000  $10.920   $10.618  $14.462
Accumulation Unit Value, End of Period                                 $10.920  $10.618   $14.462  $15.637
Number of Units Outstanding, End of Period                               7,610   30,373    36,289   34,786
STI CLASSIC VALUE INCOME STOCK
Accumulation Unit Value, Beginning of Period                           $10.000   $9.525    $7.780   $9.426
Accumulation Unit Value, End of Period                                  $9.525   $7.780    $9.426   $9.884
Number of Units Outstanding, End of Period                               2,020   17,196    19,372   17,253




+ The Contracts and all Variable Sub-Accounts were first offered under the Contracts on May 1, 2001. The Accumulation Unit Values in this table reflect a
Mortality and Expense Risk Charge of 1.50% and Administrative Expense Charge of
0.10%.

(1) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.




















ALLSTATE PROVIDER VARIABLE ANNUITY SERIES (ADVANTAGE, ULTRA)

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH
VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED+ (WITH THE INCOME BENEFIT RIDER)
--------------------------------------------------------------------------------


ALLSTATE PROVIDER ULTRA CONTRACTS
FOR THE YEARS BEGINNING JANUARY 1+ AND ENDING DECEMBER 31,
(September 30 for 2004)                                                   2001     2002      2003     2004
VARIABLE SUB-ACCOUNTS
AIM V.I. BALANCED - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000   $9.106    $7.428   $8.505
Accumulation Unit Value, End of Period                                  $9.106   $7.428    $8.505   $8.445
Number of Units Outstanding, End of Period                               8,928   39,007    40,252   40,771
AIM V.I. CAPITAL APPRECIATION - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000   $8.656    $6.443   $8.212
Accumulation Unit Value, End of Period                                  $8.656   $6.443    $8.212   $7.861
Number of Units Outstanding, End of Period                               7,427   12,814    14,727   12,339
AIM V.I. CORE EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000   $8.482    $7.046   $8.626
Accumulation Unit Value, End of Period                                  $8.482   $7.046    $8.626   $8.641
Number of Units Outstanding, End of Period                               8,515    7,809     7,787    6,395
AIM V.I. GROWTH - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000   $8.381    $5.692   $7.351
Accumulation Unit Value, End of Period                                  $8.381   $5.692    $7.351   $7.106
Number of Units Outstanding, End of Period                               4,883    7,263     7,258    5,909
AIM V.I. HIGH YIELD - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000   $9.428    $8.736  $11.006
Accumulation Unit Value, End of Period                                  $9.428   $8.736   $11.006  $11.548
Number of Units Outstanding, End of Period                                 834    5,132     4,824    4,703
AIM V.I. PREMIER EQUITY - SERIES I
Accumulation Unit Value, Beginning of Period                           $10.000   $8.838    $6.065   $7.464
Accumulation Unit Value, End of Period                                  $8.838   $6.065    $7.464   $7.189
Number of Units Outstanding, End of Period                              15,056   43,253    41,803   39,788
FEDERATED PRIME MONEY FUND II
Accumulation Unit Value, Beginning of Period                           $10.000  $10.092   $10.070   $9.977
Accumulation Unit Value, End of Period                                 $10.092  $10.070    $9.977   $9.904
Number of Units Outstanding, End of Period                               1,869   17,227    15,717   15,200
FIDELITY VIP CONTRAFUND(R) - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $9.449    $8.404  $10.602
Accumulation Unit Value, End of Period                                  $9.449   $8.404   $10.602  $11.055
Number of Units Outstanding, End of Period                               4,269   11,387    15,699   15,801
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $9.354    $7.626   $9.757
Accumulation Unit Value, End of Period                                  $9.354   $7.626    $9.757   $9.821
Number of Units Outstanding, End of Period                              21,250   62,281    52,669   52,224
FIDELITY VIP GROWTH - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $8.666    $5.944   $7.752
Accumulation Unit Value, End of Period                                  $8.666   $5.944    $7.752   $7.284
Number of Units Outstanding, End of Period                               2,130    6,031     7,720    7,716
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $9.001    $9.149  $11.412
Accumulation Unit Value, End of Period                                  $9.001   $9.149   $11.412  $11.779
Number of Units Outstanding, End of Period                               3,040    5,031     5,924    6,429
FIDELITY VIP INDEX 500 PORTFOLIO - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $9.026    $6.888   $8.681
Accumulation Unit Value, End of Period                                  $9.026   $6.888    $8.681   $8.676
Number of Units Outstanding, End of Period                              14,249   35,745    21,651   18,611
FIDELITY VIP OVERSEAS PORTFOLIO - SERVICE CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $8.032    $6.286   $8.848
Accumulation Unit Value, End of Period                                  $8.032   $6.286    $8.848   $8.675
Number of Units Outstanding, End of Period                                 481      579       579      578
FTVIP TEMPLETON GLOBAL INCOME SECURITIES - CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000  $10.414   $12.414  $14.957
Accumulation Unit Value, End of Period                                 $10.414  $12.414   $14.957  $15.383
Number of Units Outstanding, End of Period                                 972    1,857     8,170    2,958
FTVIP TEMPLETON GROWTH SECURITIES - CLASS 2
Accumulation Unit Value, Beginning of Period                           $10.000   $9.699    $7.779  $10.115
Accumulation Unit Value, End of Period                                  $9.699   $7.779   $10.115  $10.420
Number of Units Outstanding, End of Period                                 347    1,362     1,641    5,481
MFS EMERGING GROWTH - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000   $8.144    $5.300   $6.777
Accumulation Unit Value, End of Period                                  $8.144   $5.300    $6.777   $6.609
Number of Units Outstanding, End of Period                               6,533   25,642    24,892   25,234
MFS INVESTORS TRUST - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000   $8.828    $6.849   $8.211
Accumulation Unit Value, End of Period                                  $8.828   $6.849    $8.211   $8.148
Number of Units Outstanding, End of Period                               3,393   26,418    29,230   28,889
MFS NEW DISCOVERY - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000   $9.602    $6.444   $8.461
Accumulation Unit Value, End of Period                                  $9.602   $6.444    $8.461   $7.773
Number of Units Outstanding, End of Period                               2,355    5,904     6,170    5.558
MFS RESEARCH - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000   $8.444    $6.255   $7.654
Accumulation Unit Value, End of Period                                  $8.444   $6.255    $7.654   $7.747
Number of Units Outstanding, End of Period                               1,783   15,215    16,197   16,144
MFS UTILITIES - SERVICE CLASS
Accumulation Unit Value, Beginning of Period                           $10.000   $7.533    $5.715   $7.624
Accumulation Unit Value, End of Period                                  $7.533   $5.715    $7.624   $8.481
Number of Units Outstanding, End of Period                               6,058    4,972     5,313    5,610
OPPENHEIMER AGGRESSIVE GROWTH
Accumulation Unit Value, Beginning of Period                           $10.000   $8.818    $6.266   $7.743
Accumulation Unit Value, End of Period                                  $8.818   $6.266    $7.743   $8.146
Number of Units Outstanding, End of Period                               3,962   22,134    23,659   20,822
OPPENHEIMER BALANCED /(//1//)/
Accumulation Unit Value, Beginning of Period                           $10.000   $9.594    $8.458  $10.400
Accumulation Unit Value, End of Period                                  $9.594   $8.458   $10.400  $10.492
Number of Units Outstanding, End of Period                               8,513   33,282    22,255   26,330
OPPENHEIMER CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period                           $10.000   $8.678    $6.245   $8.047
Accumulation Unit Value, End of Period                                  $8.678   $6.245    $8.047   $7.829
Number of Units Outstanding, End of Period                               9,979   53,979    40,958   37,512
OPPENHEIMER GLOBAL SECURITIES
Accumulation Unit Value, Beginning of Period                           $10.000   $9.298    $7.124  $10.026
Accumulation Unit Value, End of Period                                  $9.298   $7.124   $10.026  $10.152
Number of Units Outstanding, End of Period                               3,338   15,026    14,794   16,156
OPPENHEIMER MAIN STREET
Accumulation Unit Value, Beginning of Period                           $10.000   $9.155    $7.315   $9.121
Accumulation Unit Value, End of Period                                  $9.155   $7.315    $9.121   $9.064
Number of Units Outstanding, End of Period                              14,089   34,714    36,054   36,066
OPPENHEIMER STRATEGIC BOND
Accumulation Unit Value, Beginning of Period                           $10.000  $10.232   $10.818  $12.569
Accumulation Unit Value, End of Period                                 $10.232  $10.818   $12.569  $12.873
Number of Units Outstanding, End of Period                               8,015   31,058    38,285   35,322
PUTNAM VT DISCOVERY GROWTH - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000   $8.047    $5.576   $7.243
Accumulation Unit Value, End of Period                                  $8.047   $5.576    $7.243   $6.815
Number of Units Outstanding, End of Period                              13,977   10,018    18,169   18,502
PUTNAM VT DIVERSIFIED INCOME - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000  $10.089   $10.514  $12.420
Accumulation Unit Value, End of Period                                 $10.089  $10.514   $12.420  $12.917
Number of Units Outstanding, End of Period                               3,387    9,985    10,134    9,188
PUTNAM VT GROWTH AND INCOME - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000   $9.202    $7.335   $9.194
Accumulation Unit Value, End of Period                                  $9.202   $7.335    $9.194   $9.276
Number of Units Outstanding, End of Period                                   0        0       420      419
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000   $8.051    $5.586   $6.764
Accumulation Unit Value, End of Period                                  $8.051   $5.586    $6.764   $6.304
Number of Units Outstanding, End of Period                               2,093    7,128     7,065    7,444
PUTNAM VT HEALTH SCIENCES - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000   $9.645    $7.560   $8.807
Accumulation Unit Value, End of Period                                  $9.645   $7.560    $8.807   $8.606
Number of Units Outstanding, End of Period                               9,717   14,519    14,473   14,023
PUTNAM VT NEW VALUE - CLASS IB
Accumulation Unit Value, Beginning of Period                           $10.000   $9.558    $7.937  $10.347
Accumulation Unit Value, End of Period                                  $9.558   $7.937   $10.347  $10.716
Number of Units Outstanding, End of Period                               1,206    5,106     7,290    7,064
STI CLASSIC CAPITAL APPRECIATION
Accumulation Unit Value, Beginning of Period                           $10.000   $9.476    $7.283   $8.489
Accumulation Unit Value, End of Period                                  $9.476   $7.283    $8.489   $8.289
Number of Units Outstanding, End of Period                               3,775   50,832    51,400   49,142
STI CLASSIC GROWTH AND INCOME
Accumulation Unit Value, Beginning of Period                           $10.000   $9.437    $7.373   $9.177
Accumulation Unit Value, End of Period                                  $9.437   $7.373    $9.177   $9.425
Number of Units Outstanding, End of Period                               3,266   21,292     2,537   20,702
STI CLASSIC INTERNATIONAL EQUITY
Accumulation Unit Value, Beginning of Period                           $10.000   $8.621    $6.906   $9.331
Accumulation Unit Value, End of Period                                  $8.621   $6.906    $9.331   $9.620
Number of Units Outstanding, End of Period                                 263    1,393     2,713    2,686
STI CLASSIC INVESTMENT GRADE BOND
Accumulation Unit Value, Beginning of Period                           $10.000  $10.320   $10.906  $11.109
Accumulation Unit Value, End of Period                                 $10.320  $10.906   $11.109  $11.298
Number of Units Outstanding, End of Period                              11,821   54,065    43,814   25,335
STI CLASSIC MID-CAP EQUITY
Accumulation Unit Value, Beginning of Period                           $10.000  $10.286    $7.241   $9.243
Accumulation Unit Value, End of Period                                 $10.286   $7.241    $9.243   $9.456
Number of Units Outstanding, End of Period                               1,642   14,991    14,254   14,097
STI CLASSIC SMALL CAP VALUE EQUITY
Accumulation Unit Value, Beginning of Period                           $10.000  $10.920   $10.618  $14.462
Accumulation Unit Value, End of Period                                 $10.920  $10.618   $14.462  $15.637
Number of Units Outstanding, End of Period                               2,641   13,343    12,055   11,835
STI CLASSIC VALUE INCOME STOCK
Accumulation Unit Value, Beginning of Period                           $10.000   $9.525    $7.780   $9.426
Accumulation Unit Value, End of Period                                  $9.525   $7.780    $9.426   $9.884
Number of Units Outstanding, End of Period                               3,196    9,735     9,744    9,718




+ The Contracts and all Variable Sub-Accounts were first offered under the Contracts on May 1, 2001. The Accumulation Unit Values in this table reflect a
Mortality and Expense Risk Charge of 1.50% and Administrative Expense Charge of
0.10%.

(1) Effective May 1, 2004, the Oppenheimer Multiple Strategies Fund/VA changed its name to the Oppenheimer Balanced Fund/VA. We made a corresponding change in the name of the Variable Sub-Account that invests in that Portfolio.

Independent Auditors' Report

TO THE BOARD OF DIRECTORS AND SHAREHOLDER
OF ALLSTATE LIFE INSURANCE COMPANY:

     We have audited the accompanying Consolidated Statements of Financial Position of Allstate Life Insurance Company and subsidiaries (the "Company", an affiliate of The Allstate Corporation) as of December 31, 2003 and 2002, and the related Consolidated Statements of Operations and Comprehensive Income, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2003. Our audits also included Schedule I--Summary of Investments other than Investments in Related Parties, Schedule III--Supplementary Insurance Information, Schedule IV--Reinsurance, and Schedule V--Valuation and Qualifying Accounts. These consolidated financial statements and consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Schedule I--Summary of Investments other than Investments in Related Parties, Schedule III--Supplementary Insurance Information, Schedule IV--Reinsurance, and Schedule V--Valuation and Qualifying Accounts, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in Note 2 to the consolidated financial statements, in 2003, the Company changed its method of accounting for embedded derivatives in modified coinsurance agreements and variable interest entities.


/s/ Deloitte & Touche LLP

Chicago, Illinois
February 4, 2004

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                            YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------
(IN MILLIONS)                                                          2003          2002          2001
                                                                    ----------    ----------    ----------
REVENUES
Premiums (net of reinsurance ceded of $418, $393 and $323)          $      959    $    1,023    $    1,046
Contract charges                                                           872           853           821
Net investment income                                                    3,082         2,978         2,833
Realized capital gains and losses                                          (84)         (422)         (207)
                                                                    ----------    ----------    ----------

                                                                         4,829         4,432         4,493

COSTS AND EXPENSES
Contract benefits (net of reinsurance recoverable of $336,
  $387 and $277)                                                         1,595         1,543         1,485
Interest credited to contractholder funds                                1,764         1,691         1,670
Amortization of deferred policy acquisition costs                          479           418           365
Operating costs and expenses                                               493           475           416
                                                                    ----------    ----------    ----------
                                                                         4,331         4,127         3,936

LOSS ON DISPOSITION OF OPERATIONS                                          (45)           (3)           (4)
                                                                    ----------    ----------    ----------

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, AFTER-TAX             453           302           553
Income tax expense                                                         162            57           179
                                                                    ----------    ----------    ----------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE, AFTER-TAX                                                       291           245           374

Cumulative effect of change in accounting principle, after-tax             (13)            -            (6)
                                                                    ----------    ----------    ----------

NET INCOME                                                                 278           245           368
                                                                    ----------    ----------    ----------

OTHER COMPREHENSIVE INCOME, AFTER-TAX
Changes in:
  Unrealized net capital gains and losses and net gains
    and losses on derivative financial instruments                           1           416            76
  Unrealized foreign currency translation adjustments                        -            (1)            2
                                                                    ----------    ----------    ----------

OTHER COMPREHENSIVE INCOME, AFTER-TAX                                        1           415            78
                                                                    ----------    ----------    ----------

COMPREHENSIVE INCOME                                                $      279    $      660    $      446
                                                                    ==========    ==========    ==========

                 See notes to consolidated financial statements.

                                       2

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                         DECEMBER 31,
                                                                    -----------------------
                                                                       2003         2002
                                                                    ----------   ----------
(IN MILLIONS, EXCEPT PAR VALUE DATA)

ASSETS
Investments
    Fixed income securities, at fair value
      (amortized cost $48,401 and $41,723)                          $   51,578   $   44,805
    Mortgage loans                                                       6,354        5,883
    Equity securities                                                      164          183
    Short-term                                                             765          839
    Policy loans                                                           686          692
    Other                                                                  442          268
                                                                    ----------   ----------
   Total investments                                                    59,989       52,670

Cash                                                                       121          252
Deferred policy acquisition costs                                        3,202        2,915
Reinsurance recoverables, net                                            1,185        1,046
Accrued investment income                                                  567          534
Other assets                                                               323          304
Separate Accounts                                                       13,425       11,125
                                                                    ----------   ----------
  TOTAL ASSETS                                                      $   78,812   $   68,846
                                                                    ==========   ==========
LIABILITIES
Contractholder funds                                                $   44,914   $   38,858
Reserve for life-contingent contract benefits                           10,480        9,733
Unearned premiums                                                           32           24
Payable to affiliates, net                                                 114           80
Other liabilities and accrued expenses                                   2,594        1,956
Deferred income taxes                                                      779          708
Long-term debt                                                              45            -
Separate Accounts                                                       13,425       11,125
                                                                    ----------   ----------
  TOTAL LIABILITIES                                                     72,383       62,484
                                                                    ----------   ----------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTES 7 AND 11)

SHAREHOLDER'S EQUITY
Redeemable preferred stock - series A, $100 par value, 1,500,000 shares authorized, 815,460 and 930,650
  shares issued and outstanding                                             82           93
Common stock, $227 par value, 23,800 shares
  authorized and outstanding                                                 5            5
Additional capital paid-in                                               1,067        1,067
Retained income                                                          4,222        4,145
Accumulated other comprehensive income:
    Unrealized net capital gains and losses and net gains
      and losses on derivative financial instruments                     1,053        1,052
                                                                    ----------   ----------
  Total accumulated other comprehensive income                           1,053        1,052
                                                                    ----------   ----------
  TOTAL SHAREHOLDER'S EQUITY                                             6,429        6,362
                                                                    ----------   ----------
  TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                        $   78,812   $   68,846
                                                                    ==========   ==========

                 See notes to consolidated financial statements.

                                       3

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                            YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------
(IN MILLIONS)                                                          2003          2002          2001
                                                                    ----------    ----------    ----------
REDEEMABLE PREFERRED STOCK - SERIES A
Balance, beginning of year                                          $       93    $      104    $       92
Issuance of stock                                                            -             5            15
Redemption of stock                                                        (11)          (16)           (3)
                                                                    ----------    ----------    ----------

Balance, end of year                                                        82            93           104
                                                                    ----------    ----------    ----------

REDEEMABLE PREFERRED STOCK - SERIES A SUBSCRIPTIONS RECEIVABLE               -             -           (14)
                                                                    ----------    ----------    ----------
REDEEMABLE PREFERRED STOCK - SERIES B
Balance, beginning of year                                                   -             -           117
Redemption of stock                                                          -             -          (117)
                                                                    ----------    ----------    ----------

Balance, end of year                                                         -             -             -
                                                                    ----------    ----------    ----------

COMMON STOCK                                                                 5             5             5

ADDITIONAL CAPITAL PAID-IN
Balance, beginning of year                                               1,067           717           600
Capital contribution                                                         -           350           117
                                                                    ----------    ----------    ----------

Balance, end of year                                                     1,067         1,067           717
                                                                    ----------    ----------    ----------
RETAINED INCOME
Balance, beginning of year                                               4,145         3,948         3,752
Net income                                                                 278           245           368
Dividends                                                                 (201)          (48)         (172)
                                                                    ----------    ----------    ----------

Balance, end of year                                                     4,222         4,145         3,948
                                                                    ----------    ----------    ----------
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year                                               1,052           637           559
Change in unrealized net capital gains and losses and net gains
  and losses on derivative financial instruments                             1           416            76
Change in unrealized foreign currency translation adjustments                -            (1)            2
                                                                    ----------    ----------    ----------

Balance, end of year                                                     1,053         1,052           637
                                                                    ----------    ----------    ----------
TOTAL SHAREHOLDER'S EQUITY                                          $    6,429    $    6,362    $    5,397
                                                                    ==========    ==========    ==========

                 See notes to consolidated financial statements.

                                       4



                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------
(IN MILLIONS)                                                          2003          2002          2001
                                                                    ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                          $      278    $      245    $      368
  Adjustments to reconcile net income to net cash provided by operating activities:
    Amortization and other non-cash items                                 (175)         (210)         (261)
    Realized capital gains and losses                                       84           422           207
    Loss on disposition of operations                                       45             3             4
    Cumulative effect of change in accounting for derivative
      and embedded derivative financial instruments                         13             -             6
   Interest credited to contractholder funds                             1,764         1,691         1,670
  Changes in:
      Contract benefit and other insurance reserves                         45           134            30
      Unearned premiums                                                      8             7           (31)
      Deferred policy acquisition costs                                   (253)         (249)         (272)
      Reinsurance recoverables                                            (141)         (122)         (137)
      Income taxes payable                                                   3           (85)           26
      Other operating assets and liabilities                                81           (66)          137
                                                                    ----------    ----------    ----------
          Net cash provided by operating activities                      1,752         1,770         1,747
                                                                    ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales
   Fixed income securities                                               8,158         6,224         6,552
   Equity securities                                                        80           129           533
Investment collections
   Fixed income securities                                               4,818         4,041         3,434
   Mortgage loans                                                          679           542           359
Investments purchases
   Fixed income securities                                             (19,225)      (16,155)      (14,173)
   Equity securities                                                       (47)         (149)         (311)
   Mortgage loans                                                       (1,146)         (916)       (1,456)
Acquisitions, net of cash received                                           -             -            67
Change in short-term investments, net                                      236          (425)          330
Change in other investments, net                                            14          (154)          (28)
                                                                    ----------    ----------    ----------
        Net cash used in investing activities                           (6,433)       (6,863)       (4,693)
                                                                    ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of redeemable preferred stock                         -            19             1
Redemption of redeemable preferred stock                                   (11)          (16)         (120)
Capital contribution                                                         -           350           117
Contractholder fund deposits                                             9,841         8,946         7,860
Contractholder fund withdrawals                                         (5,253)       (4,036)       (4,668)
Dividends paid                                                             (27)          (48)         (172)
                                                                    ----------    ----------    ----------
        Net cash provided by financing activities                        4,550         5,215         3,018
                                                                    ----------    ----------    ----------
NET (DECREASE) INCREASE IN CASH                                           (131)          122            72
CASH AT BEGINNING OF YEAR                                                  252           130            58
                                                                    ----------    ----------    ----------
CASH AT END OF YEAR                                                 $      121    $      252    $      130
                                                                    ==========    ==========    ==========

                 See notes to consolidated financial statements.

                                       5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Allstate Life Insurance Company ("ALIC") and its wholly owned subsidiaries
(collectively referred to as the "Company"). ALIC is wholly owned by Allstate
Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation
(the "Corporation"). These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

     To conform with the 2003 presentation, certain amounts in the prior years' consolidated financial statements and notes have been reclassified.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

NATURE OF OPERATIONS

     The Company offers a diversified portfolio of retail and institutional products to meet consumers' needs in the areas of financial protection, savings and retirement through a variety of distribution channels. Retail life insurance products include: term life, whole life, credit life, interest-sensitive life, variable life, variable universal life and single premium life. Other insurance products include long-term care, accidental death, hospital indemnity and credit disability. Savings products include fixed deferred annuities (including market value adjusted annuities, equity-indexed annuities and treasury-linked annuities), immediate annuities (including structured settlement annuities) and variable annuities. These products are sold through a variety of distribution channels including Allstate agencies, financial institutions and broker/dealers, independent agents (primarily master brokerage agencies), direct marketing and specialized brokers. The institutional product line consists primarily of funding agreements sold to variable interest entities that issue medium-term notes to institutional investors.

     The Company is authorized to sell its products in all 50 states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands. For 2003, the top geographic locations for statutory premiums and annuity considerations for the Company were Delaware, California, New York, Florida, and Pennsylvania.
No other jurisdiction accounted for more than 5% of statutory premiums and annuity considerations for the Company.

     The Company monitors economic and regulatory developments that have the potential to impact its business. Federal legislation has allowed banks and other financial organizations to have greater participation in the securities and insurance businesses. This legislation may result in an increased level of competition for sales of the Company's products. Furthermore, state and federal laws and regulations affect the taxation of insurance companies and life insurance and annuity products. Congress and various state legislatures have considered proposals that, if enacted, could impose a greater tax burden on the Company or could have an adverse impact on the tax treatment of some insurance products offered by the Company, including favorable policyholder tax treatment currently applicable to life insurance and annuities. Recent legislation that reduced the federal income tax rates applicable to certain dividends and capital gains realized by individuals, or other proposals, if adopted, that reduce the taxation, or permit the establishment, of certain products or investments that may compete with life insurance or annuities could have an adverse effect on the Company's financial position or ability to sell such products. In addition, recent changes in the federal estate tax laws have negatively affected the demand for the types of life insurance used in estate planning.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

     Fixed income securities include bonds, mortgage-backed and asset-backed securities, and redeemable preferred stocks. Fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The fair value of publicly traded fixed income securities is based upon independent market quotations. The fair value of non-publicly traded securities is based on either widely accepted pricing valuation models which use internally developed ratings and independent third party data (e.g., term structures and current publicly traded bond prices) as inputs or independent third party pricing sources. The valuation models use indicative information such as

                                       6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ratings, industry, coupon, and maturity along with related third party data and publicly traded bond prices to determine security specific spreads. These spreads are then adjusted for illiquidity based on historical analysis and broker surveys. Periodic changes in fair values, net of deferred income taxes, certain deferred policy acquisition costs, and certain reserves for life-contingent contract benefits, are reflected as a component of other comprehensive income. Cash received from calls, principal payments and make-whole payments is reflected as a component of proceeds from sales. Cash received from maturities and pay-downs is reflected as a component of investment collections.

     Mortgage loans are carried at the outstanding principal balance, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Valuation allowances for impaired loans reduce the carrying value to the fair value of the collateral or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate.

     Equity securities include common stocks, non-redeemable preferred stocks and limited partnership interests. Common stocks and non-redeemable preferred stocks had a carrying value of $83 million and $96 million, and cost of $79 million and $104 million at December 31, 2003 and 2002, respectively. Common stocks and non-redeemable preferred stocks are classified as available for sale and are carried at fair value if independent market quotations are available. If independent market quotations are not available, these securities are carried at cost. The difference between cost and fair value, net of deferred income taxes, is reflected as a component of accumulated other comprehensive income.
Investments in limited partnership interests had a carrying value and cost of $81 million and $87 million at December 31, 2003 and 2002, respectively, and are accounted for in accordance with the equity method of accounting except for instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies, in which case, the Company applies the cost method of accounting.

     Policy loans are carried at unpaid principal balances. Other investments consist primarily of real estate investments, which are accounted for by the equity method if held for investment, or depreciated cost, net of valuation allowances, if the Company has an active plan to sell.

     Short-term investments are carried at cost or amortized cost that approximates fair value, and generally include the reinvestment of collateral received in connection with certain securities included in repurchase, resale and lending activities and derivative transactions. For these transactions, the Company records an offsetting liability in other liabilities and accrued expenses for the Company's obligation to repay the collateral.

     Investment income consists primarily of interest and dividends, net investment income from partnership interests and income from certain derivative transactions. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined using the effective yield method, based on estimated principal repayments. Interest income on certain beneficial interests in securitized financial assets is determined using the prospective yield method, based upon projections of expected future cash flows. Accrual of income is suspended for fixed income securities and mortgage loans that are in default or when the receipt of interest payments is in doubt. Income from investments in partnership interests, accounted for on the cost basis, is recognized upon receipt of amounts distributed by the partnerships as income.

     Realized capital gains and losses include gains and losses on investment dispositions, write-downs in value due to other than temporary declines in fair value and changes in the value of certain derivatives including related periodic and final settlements. Realized capital gains and losses on investment dispositions are determined on a specific identification basis.

     The Company writes down, to fair value, any fixed income or equity security that is classified as other than temporarily impaired in the period the security is deemed to be other than temporarily impaired.

DERIVATIVE AND EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS

     The Company adopted the provisions of Financial Accounting Standards Board
("FASB") Statement of Financial Accounting Standard ("SFAS") No. 133,
"Accounting for Derivative Instruments and Hedging Activities", and SFAS No.
138, "Accounting for Certain Derivative Instruments and Certain Hedging
Activities", as of January 1, 2001. The impact of SFAS No. 133 and SFAS No. 138
(the "statements") to the Company was a loss of $6 million, after-tax, and is reflected as a cumulative effect of change in accounting principle on the Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2001.

                                       7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Derivative financial instruments include swaps, futures, options, interest rate caps and floors, warrants, certain forward contracts for purchases of to-be-announced ("TBA") mortgage securities, and certain investment risk transfer reinsurance agreements. Derivatives that are required to be separated from the host instrument and accounted for as derivative financial instruments
("subject to bifurcation") are embedded in convertible and other fixed income securities, equity-indexed life and annuity contracts, certain variable life and annuity contracts and modified coinsurance contracts (see Note 7).

     All derivatives are accounted for on a fair value basis and reported as other investments, other assets, other liabilities and accrued expenses or contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. The change in the fair value of derivatives embedded in assets and subject to bifurcation is reported in realized capital gains and losses. The change in the fair value of derivatives embedded in liabilities and subject to bifurcation is reported in life and annuity contract benefits or realized capital gains and losses.

     When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset, liability or an unrecognized firm commitment attributable to a particular risk. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the methodology used to assess how effective the hedging instrument is in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk, or in the case of a cash flow hedge, the exposure to changes in the hedged item's or transaction's variability in cash flows attributable to the hedged risk. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Ineffectiveness in fair value hedges and cash flow hedges is reported in realized capital gains and losses.
For the years ended December 31, 2003, 2002 and 2001, the hedge ineffectiveness reported as realized capital gains and losses amounted to gains of $16 million, losses of $15 million and gains of $6 million, respectively.

     FAIR VALUE HEDGES The Company designates certain of its interest rate and foreign currency swap contracts and certain investment risk transfer reinsurance agreements as fair value hedges when the hedging instrument is highly effective in offsetting the risk of changes in the fair value of the hedged item.

     For hedging instruments used in fair value hedges, when the hedged items are investment assets or a portion thereof, the change in the fair value of the derivatives is reported in net investment income, together with the change in the fair value of the hedged items. The change in the fair value of hedging instruments used in fair value hedges of contractholder funds liabilities or a portion thereof are reported in life and annuity contract benefits, together with the change in the fair value of the hedged item. Accrued periodic settlements on swaps are reported together with the changes in fair value of the swaps in net investment income, life and annuity contract benefits or interest expense. The book value of the hedged asset or liability is adjusted for the change in the fair value of the hedged risk.

     CASH FLOW HEDGES The Company designates certain of its foreign currency swap contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk that could affect net income. The Company's cash flow exposure may be associated with an existing asset, liability, or a forecasted transaction.
Anticipated transactions must be probable of occurrence and their significant terms and specific characteristics must be identified.

     For hedging instruments used in cash flow hedges, the changes in fair value of the derivatives are reported in accumulated other comprehensive income.
Amounts are reclassified to net investment income or realized capital gains and losses as the hedged transaction affects net income or when the forecasted transaction affects net income. Accrued periodic settlements on derivatives used in cash flow hedges are reported in net investment income. The amount reported in accumulated other comprehensive income for a hedged transaction is limited to the lesser of the cumulative gain or loss on the derivative less the amount reclassified to net income; or the cumulative gain or loss on the derivative needed to offset the cumulative change in the expected future cash flows on the hedged transaction from inception of the hedge less the derivative gain or loss previously reclassified from accumulated other comprehensive income to net income. If the Company expects at any time that the loss reported in accumulated other comprehensive income would lead to a net loss on the combination of the hedging instrument and the hedged transaction which may not be

                                       8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

recoverable, a loss is recognized immediately in realized capital gains and losses. If an impairment loss is recognized on an asset or an additional obligation is incurred on a liability involved in a hedge transaction, any offsetting gain in accumulated other comprehensive income is reclassified and reported together with the impairment loss or recognition of the obligation.

     TERMINATION OF HEDGE ACCOUNTING If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished, the occurrence of a hedged forecasted transaction is no longer probable, or the hedged asset has become impaired), the Company may terminate the derivative position. The Company may also terminate derivative instruments or redesignate them as non-hedge as a result of other events or circumstances. If the derivative financial instrument is not terminated when a fair value hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a fair value hedge is no longer effective, is redesignated as a non-hedge, or for which the derivative has been terminated, the gain or loss recognized on the item being hedged and used to adjust the book value of the asset, liability or portion thereof is amortized over the remaining life of the hedged item to net investment income or life and annuity contract benefits, beginning in the period that hedge accounting is no longer applied. If the hedged item of a fair value hedge is an asset which has become impaired, the adjustment made to the book value of the asset is subject to the accounting policies applied to impaired assets. When a derivative financial instrument used in a cash flow hedge of an existing asset or liability is no longer effective or is terminated, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to net income as the hedged risk impacts net income, beginning in the period hedge accounting is no longer applied or the derivative instrument is terminated. If the derivative financial instrument is not terminated when a cash flow hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a derivative financial instrument used in a cash flow hedge of a forecasted transaction is terminated because the forecasted transaction is no longer probable, or if the cash flow hedge is no longer effective, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to realized capital gains and losses in the period that hedge accounting is no longer applied.

     NON-HEDGE DERIVATIVE FINANCIAL INSTRUMENTS The Company also has certain derivatives that are used in interest rate, equity price and credit risk management strategies for which hedge accounting is not applied. These derivatives primarily consist of indexed instruments, certain interest rate swap agreements and financial futures contracts, interest rate cap and floor agreements, certain forward contracts for TBA mortgage securities and credit default swaps. Based upon the type of derivative instrument and strategy, the income statement effects of these derivatives are reported in a single line item, generally with results of the associated risk. Therefore, the derivatives' fair value gains and losses and accrued periodic settlements are recognized together in one of the following during the reporting period: net investment income, realized capital gains and losses, operating costs and expenses or life and annuity contract benefits.

SECURITY REPURCHASE AND RESALE AND SECURITIES LOANED

     Securities purchased under agreements to resell and securities sold under agreements to repurchase, including a mortgage dollar roll program, are treated as financing arrangements and the related obligations to return the collateral are carried at the amounts at which the securities will be subsequently resold or reacquired, including accrued interest, as specified in the respective agreements. The Company's policy is to take possession or control of securities purchased under agreements to resell. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through the right of substitution, maintains the right and ability to redeem the collateral on short notice. The market value of securities to be repurchased or resold is monitored, and additional collateral is obtained, where appropriate, to protect against credit exposure.

     Securities loaned are treated as financing arrangements and the collateral received is recorded in short-term investments, fixed income securities and other liabilities and accrued expenses. The Company obtains collateral in an amount equal to 102% of the fair value of securities. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary. Substantially all of the Company's securities loaned are on loan with large brokerage firms.

     Securities repurchase and resale agreements and securities lending transactions are used to generate net investment income. The cash received from repurchases and resale agreements also provide a source of liquidity. These instruments are short-term in nature (usually 30 days or less) and are collateralized principally by U.S. Government and mortgage-backed securities.
The carrying values of these instruments approximate fair value because of their relatively

                                       9



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

short-term nature.

RECOGNITION OF PREMIUM AND CONTRACT CHARGE REVENUE AND RELATED BENEFITS AND
INTEREST CREDITED

     Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due. Benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy and are reflected in life and annuity contract benefits.

     Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Gross premiums in excess of the net premium on immediate annuities with life contingencies are deferred and recognized over the contract period. Contract benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy.

     Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed.
The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and any amounts assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for cost of insurance
(mortality risk), contract administration and early surrender. These revenues are recognized when assessed against the contractholder account balance. Life and annuity contract benefits include life-contingent benefit payments in excess of the contractholder account balance.

     Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, including market value adjusted annuities, equity-indexed annuities and immediate annuities without life contingencies, certain guaranteed investment contracts ("GICs") and funding agreements are considered investment contracts.
Deposits received for such contracts are reported as contractholder fund deposits. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for contract administration and early surrender. These revenues are recognized when assessed against the contractholder account balance.

     Interest credited to contractholder funds represents interest accrued or paid for interest-sensitive life contracts and investment contracts. Crediting rates for certain fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates. Crediting rates for indexed annuities and indexed life products are based on a specified interest rate index, such as LIBOR, or an equity index, such as the S&P 500.

     Separate accounts products include variable annuities and variable life insurance contracts. The assets supporting these products are legally segregated and available only to settle separate accounts contract obligations. Deposits received are reported as separate accounts liabilities. Contract charges for these products consist of fees assessed against the contractholder account values for contract maintenance, administration, mortality, expense and early surrender. Contract benefits incurred include guaranteed minimum death benefits paid on variable annuity contracts.

DEFERRED POLICY ACQUISITION COSTS

     Costs that vary with and are primarily related to acquiring life insurance and investment business are deferred and recorded as deferred policy acquisition costs ("DAC"). These costs are principally agents' and brokers' remuneration, certain underwriting costs and direct mail solicitation expenses. All other acquisition expenses are charged to operations as incurred and included in operating costs and expenses on the Consolidated Statements of Operations and Comprehensive Income. DAC is periodically reviewed for recoverability and written down when necessary.

     For traditional life insurance and other premium paying contracts, such as immediate annuities with life contingencies and limited payment contracts, DAC is amortized in proportion to the estimated revenues on such business.
Assumptions used in amortization of DAC and reserve calculations are determined based upon conditions as of the date of policy issue and are generally not revised during the life of the policy. Any deviations from projected business in force, resulting from actual policy terminations differing from expected levels, and any estimated premium deficiencies change the rate of amortization in the period such events occur. Generally, the amortization period for these contracts approximates the estimated lives of the policies.

                                       10



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     For internal exchanges of traditional life insurance and immediate annuities with life contingencies, the unamortized balance of costs previously deferred under the original contracts are charged to income. The new costs associated with the exchange are deferred and amortized to income.

     For interest-sensitive life, variable annuities and investment contracts, DAC is amortized in proportion to the incidence of the present value of estimated gross profits ("EGP") on such business over the estimated lives of the contracts. Generally, the amortization period ranges from 15-30 years; however, estimates of customer surrender rates result in the majority of deferred costs being amortized over the surrender charge period. The rate of amortization during this term is matched to the pattern of EGP. EGP consists of the following components: margins from mortality including guaranteed minimum death and income benefits; contract administration, surrender and other contract charges, less maintenance expenses; and investment margin, including realized capital gains and losses.

     DAC amortization for variable annuity and life contracts is significantly impacted by the return on the underlying funds. The Company's long-term expectation of separate accounts fund performance after fees is approximately
8%, which is consistent with its pricing assumptions. Whenever actual separate accounts fund performance based on the two most recent years varies from the 8% expectation, the Company projects performance levels over the next five years such that the mean return over that seven year period equals the long-term 8% expectation. This approach is commonly referred to as "reversion to the mean" and is commonly used by the life insurance industry as an appropriate method for amortizing variable annuity and life DAC. In applying the reversion to the mean process, the Company does not allow the future rates of return after fees projected over the five-year period to exceed 12.75% or fall below 0%. The
Company periodically evaluates the utilization of this process to determine that it is reasonably possible that variable annuity and life fund performance will revert to the expected long-term mean within this time horizon.

     Changes in the amount or timing of the incidence of EGP result in adjustments to the cumulative amortization of DAC. All such adjustments are reflected in the current results of operations.

     The Company performs quarterly reviews of DAC recoverability for interest-sensitive life, variable annuities and investment contracts in the aggregate using current assumptions. If a change in the amount of EGP is significant, it could result in the unamortized DAC not being recoverable, resulting in a charge which is included as a component of amortization of deferred policy acquisition costs on the Consolidated Statements of Operations and Comprehensive Income.

     The cost assigned to the right to receive future cash flows from certain business purchased from other insurers is also classified as deferred policy acquisition costs in the Consolidated Statements of Financial Position. The costs capitalized represent the present value of future profits expected to be earned over the life of the contracts acquired. These costs are amortized as profits emerge over the life of the acquired business and are periodically evaluated for recoverability. Present value of future profits was $27 million and $63 million at December 31, 2003 and 2002, respectively. Amortization expense on present value of future profits was $36 million, $15 million and $16 million for the years ended December 31, 2003, 2002 and 2001, respectively.

REINSURANCE RECOVERABLE

     In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance from reinsurers (see Note 9). The amounts reported in the Consolidated Statements of Financial Position include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contract. Insurance liabilities are reported gross of reinsurance recoverables. Prepaid reinsurance premiums are deferred and reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written.
Therefore, the Company regularly evaluates reinsurers and amounts recoverable and establishes allowances for uncollectible reinsurance as appropriate.

     The Company also has reinsurance agreements that transfer the investment risk for a portion of the GMDBs and guaranteed minimum income benefits ("GMIBs") offered in certain variable contracts.

INCOME TAXES

     The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded

                                       11



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are unrealized capital gains and losses on certain investments, insurance reserves and deferred policy acquisition costs. A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized.

SEPARATE ACCOUNTS

     The Company issues variable annuities, variable life insurance contracts and certain GICs, the assets and liabilities of which are legally segregated and recorded as assets and liabilities of the separate accounts. The assets of the separate accounts are carried at fair value. Separate accounts liabilities represent the contractholders' claims to the related assets and are carried at the fair value of the assets. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and therefore, are not included in the Company's Consolidated Statements of Operations and Comprehensive Income. Revenues to the Company from the separate accounts consist of contract charges for maintenance and administration services, mortality, early surrender and expenses and are reflected in contract charges. Deposits to the separate accounts are not included in consolidated cash flows.

     Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death or annuitization, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives.

RESERVES FOR LIFE-CONTINGENT CONTRACT BENEFITS

     The reserve for life-contingent contract benefits, which relates to traditional life insurance and immediate annuities with life contingencies, is computed on the basis of long-term actuarial assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Detailed reserve assumptions and reserve interest rates are outlined in Note 8. To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, the related increase in reserves for certain immediate annuities with life contingencies is recorded net of tax as a reduction of the unrealized net capital gains included in accumulated other comprehensive income.

CONTRACTHOLDER FUNDS

     Contractholder funds arise from the issuance of interest-sensitive life policies and investment contracts. Deposits received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, mortality charges and administrative expenses.
Detailed information on crediting rates and surrender and withdrawal provisions on contractholder funds are outlined in Note 8.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

     Commitments to invest, commitments to purchase private placement securities, commitments to extend mortgage loans, financial guarantees and credit guarantees have off-balance-sheet risk because their contractual amounts are not recorded in the Company's Consolidated Statements of Financial Position.
The contractual amounts and fair values of these instruments are outlined in
Note 7.

ADOPTED ACCOUNTING STANDARDS

FASB INTERPRETATION NO.46 AND 46R, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES"
("FIN 46" AND "FIN 46R")

     In January 2003, the FASB issued FIN 46, which addressed whether certain types of entities, referred to as variable interest entities ("VIEs"), should be consolidated in a company's financial statements. A VIE is an entity in which the equity investors lack certain essential characteristics of a controlling financial interest or that lacks sufficient equity to finance its own activities without financial support provided by other entities. A company must consolidate a VIE if it has a variable interest that will absorb a majority of the expected losses if they occur, receive a majority of the entity's expected returns, or both.

     In December 2003, the FASB issued FIN 46R to clarify and revise a number of key elements of FIN 46 including the definition of a VIE and the treatment of fees paid to decision makers.

                                       12



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The application of FIN 46 was required for VIEs created on or after February 1, 2003. For VIEs existing prior to that date, the effective date of the interpretation was delayed through the issuance of FASB Staff Position
("FSP") FIN 46-6, until the end of the first interim or annual period ending after December 15, 2003. However, the early adoption of FIN 46 was permitted for some or all of a reporting entity's affected VIEs. The adoption of FIN 46R is required by the end of the first reporting period ending after December 15, 2003 for VIEs considered to be special-purpose entities.

     The Company elected to adopt FIN 46 as of July 1, 2003 for its existing
VIEs. The impact of adopting FIN 46 as of July 1, 2003 was as follows:

     -  The Company issues funding agreements to a Special Purpose Entity
        ("SPE") (which is considered a VIE under FIN 46) used to issue Global
        Medium Term Notes ("GMTNs") to unrelated third parties. The GMTNs and certain equity interests issued by the SPE, to the extent they are exposed to all the risks and rewards of owning the funding agreements that collateralize the GMTNs, are considered variable interests in a VIE. Because the Company owns none of the variable interests issued by the VIE, it is not required to consolidate the VIE and will continue to classify funding agreements issued to the VIE as a component of contractholder funds.

     -  Consistent with the GMTN program, the Company's Euro Medium Term Notes
        ("EMTNs") program no longer requires consolidation. The impact of deconsolidating the EMTNs was the recognition of the funding agreements issued to the VIE as a component of contractholder funds, which is consistent with the previous accounting for this program.

     - The Company was determined to be the primary beneficiary of a previously unconsolidated investment transaction considered to be a VIE under FIN
        46. Accordingly, the VIE was consolidated as of July 1, 2003. As a result of consolidating the investment transaction, the Company's consolidated balance sheet as of September 30, 2003 included $50 million of assets classified as investments and long-term debt of $44 million.
        The holders of the consolidated long-term debt have no recourse to the equity of the Company as the sole source of payment of the liabilities is the assets of the VIE.

     -  The issuance of FIN 46R had no impact on the initial application of FIN
        46 to the VIEs described above.

SFAS NO. 149, "AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING
ACTIVITIES" ("SFAS NO. 149")

     In April 2003, the FASB issued SFAS No. 149, which amends, clarifies and codifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and used for hedging activities under SFAS No. 133. While this statement applies primarily to certain derivative contracts and embedded derivatives entered into or modified after June 30, 2003, it also codifies conclusions previously reached by the FASB at various dates on certain implementation issues. The impact of adopting the provisions of the statement was not material to the Company's
Consolidated Statements of Operations and Comprehensive Income or Financial
Position.

DERIVATIVES IMPLEMENTATION GROUP STATEMENT 133 IMPLEMENTATION ISSUE NO. B36,
"EMBEDDED DERIVATIVES: MODIFIED COINSURANCE ARRANGEMENTS AND DEBT INSTRUMENTS
THAT INCORPORATE CREDIT RISK EXPOSURES THAT ARE UNRELATED OR ONLY PARTIALLY
RELATED TO THE CREDITWORTHINESS OF THE OBLIGOR UNDER THOSE
INSTRUMENTS"("IMPLEMENTATION ISSUE B36")

     In April 2003, the FASB issued Implementation Issue B36, which became effective October 1, 2003. Implementation Issue B36 was applied to two of the Company's modified coinsurance agreements, and as a result, the embedded derivatives were bifurcated from the agreements and marked to market value at October 1, 2003. The effect of adopting Implementation Issue B36 was the recognition of a loss of $13 million, after-tax, which is reflected as a cumulative effect of a change in accounting principle on the Consolidated
Statements of Operations and Comprehensive Income.

PENDING ACCOUNTING STANDARD

STATEMENT OF POSITION 03-01, "ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES
FOR CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS"
("SOP NO. 03-01")

     In July 2003, the American Institute of Certified Public Accountants issued
SOP 03-01, which applies to several of the Company's insurance products and product features. The effective date of the SOP is for fiscal years beginning after December 15, 2003. A provision of the SOP requires the establishment of reserves in addition to the account

                                       13







NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

balance for contracts containing certain features that provide guaranteed death or other insurance benefits and guaranteed income benefits. These reserves are not currently established by the Company. Recently, the Company implemented new actuarial models that permitted determination of the estimated impact on the Consolidated Statements of Operations and Comprehensive Income. Based on the
Company's application of the estimation methodologies set forth in the SOP, the estimated after-tax impact of adopting the SOP on the Consolidated Statements of Operations and Comprehensive Income, including the related impact on deferred acquisition costs, is in the range of $150 million to $200 million as of January
1, 2004, based on market conditions that existed at December 31, 2003.

PROPOSED ACCOUNTING STANDARD

EMERGING ISSUES TASK FORCE TOPIC NO. 03-01, "THE MEANING OF OTHER-THAN-TEMPORARY
IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS" ("EITF NO. 03-01")

     The Emerging Issues Task Force ("EITF") is currently deliberating EITF No.
03-01, which attempts to define other-than-temporary impairment and highlight its application to investment securities accounted for under both SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No.
115") and Accounting Principles Board Opinion No. 18, "The Equity Method of
Accounting for Investments in Common Stocks" ("APB No. 18"). The current issue summary, which has yet to be finalized, proposes that if, at the evaluation date, the fair value of an investment security is less than its carrying value then an impairment exists for which a determination must be made as to whether the impairment is other-than-temporary. If it is determined that an impairment is other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's carrying value and its fair value at the reporting date. In recent deliberations, the EITF discussed different models to assess whether impairment is other-than-temporary for different types of investments (e.g. SFAS No. 115 marketable equity securities, SFAS No. 115 debt securities, and equity and cost method investments subject to APB No. 18) and subsequently decided to use a unified model. Due to the uncertainty of the final model (or models) that may be adopted, the estimated impact to the Company's
Consolidated Statements of Operations and Comprehensive Income and Financial
Position is presently not determinable. In November 2003, the EITF reached a consensus with respect to certain disclosures effective for fiscal years ending after December 15, 2003. Quantitative and qualitative disclosures are required for fixed income and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115. The Company has included those disclosures at December 31, 2003 (see Note 6).

3. ACQUISITIONS AND DISPOSITIONS

2003 DISPOSITIONS

     The Company announced its intention to exit the direct response distribution business. Based on its decision to sell the business, the Company recorded an estimated loss on the disposition of $44 million. An agreement was entered into with American Health and Life Insurance Company and Triton
Insurance Company, subsidiaries of Citigroup Inc., to dispose of a portion of the direct response business. If approved by the state insurance departments, the transaction will be effective January 1, 2004.

2002 DISPOSITIONS

     The Company terminated its joint venture agreement with Putnam Investments, LLC ("Putnam") and received a net settlement of $1.5 million from Putnam. The
$1.5 million net settlement was comprised of the $2.3 million Putnam owed the Company for Allstate Distributors, LLC ("ADLLC") promotional expenses, partially offset by the $826 thousand purchase price for Putnam's 50% share of ADLLC (See
Note 5 for further discussion).

     The Company approved the disposal of its direct response long-term care business through a reinsurance transaction. As a result, the Company recognized a $3 million loss ($2 million after-tax) to reduce the carrying value of the long-term care business to its fair value.

2001 DISPOSITIONS

     The Company disposed of its operations in Indonesia through a sale and purchase agreement with The Prudential Assurance Company Limited ("Prudential"), where Prudential acquired the Company's holdings in Pt Asuransi Jiwa Allstate,
Indonesia. The Company recognized a loss on the disposition of $4 million ($3 million after-tax) and a $4 million tax benefit, not previously recognized, attributable to the inception-to-date losses of the subsidiary. The tax benefit was reported as a reduction to the Company's income tax expense on the Consolidated Statements of Operations

                                       14





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

and Comprehensive Income.

2001 ACQUISITIONS

     The Company acquired blocks of business from American Maturity Life
Insurance Company ("American Maturity") via coinsurance contracts. Pursuant to the terms of the coinsurance contracts, the Company assumed: variable annuities, market value adjusted annuities, equity-indexed annuities, fixed annuities, and immediate annuities. The Company received assets consisting primarily of cash, investments and accrued investment income with a fair value in an amount equal to the corresponding assumed reserves for life-contingent contract benefits and contractholder funds resulting in no goodwill.

     The Company acquired Provident National Assurance Company ("PNAC"), a broadly licensed inactive company that maintains authority to sell life insurance and variable annuity products in most states, from UnumProvident
Corporation. The transaction was accounted for as a purchase and the excess of the acquisition cost over the fair value of PNAC's net assets acquired of $5 million was recorded as goodwill. The Company paid consideration of $14 million as part of the acquisition. PNAC's name was subsequently changed to Allstate
Assurance Company, which was redomiciled in the State of Illinois.

4. SUPPLEMENTAL CASH FLOW INFORMATION

     Non-cash investment exchanges and modifications, which primarily reflect refinancings of fixed income securities and mergers completed with equity securities, totaled $41 million, $98 million and $210 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     The adoption of FIN 46 resulted in the consolidation of one VIE causing increases in assets of $52 million and long-term debt of $45 million. See further discussion of the impacts of adopting FIN 46 in Note 2.

     In 2003, the Company paid $98 million in dividends of investment securities to AIC.

     Secured borrowing reinvestment transactions excluded from cash flows from investing activities in the Consolidated Statements of Cash Flows for the years ended December 31 are as follows:

     (IN MILLIONS)                                          2003        2002        2001
                                                          --------    --------    --------
     Purchases                                            $  2,757    $  2,096    $  8,128
     Sales                                                  (2,237)     (2,041)     (7,864)
     Collections                                                 -         (25)          -
     Net change in short-term investments                      150        (278)        130
                                                          --------    --------    --------
        Net purchases (sales)                             $    670    $   (248)   $    394
                                                          ========    ========    ========

     The Company acquired the assets of businesses in 2001 (see Note 3) using cash and by assuming liabilities. The following is a summary of the effects of these transactions on the Company's consolidated financial position for the year ended December 31, 2001.


       (IN MILLIONS)
       Fair value of assets acquired                        $   (275)
       Fair value of liabilities assumed                         342
                                                            --------
          Net cash received                                 $     67
                                                            ========

5. RELATED PARTY TRANSACTIONS

BUSINESS OPERATIONS

     The Company uses services performed by its affiliates, AIC and Allstate
Investments LLC, and business facilities owned or leased and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses its affiliates for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs allocated to the Company (see Note 15), were $299 million, $238 million, and $208 million in 2003, 2002 and 2001, respectively. A portion of these expenses relate to the acquisition of business, which is deferred and amortized into income.

                                       15



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

STRUCTURED SETTLEMENT ANNUITIES

     The Company issued $119 million, $133 million and $117 million of structured settlement annuities, a type of immediate annuity, in 2003, 2002 and 2001, respectively, at prices determined based upon interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC.
Of these amounts, $21 million, $27 million and $38 million relate to structured settlement annuities with life contingencies and are included in premium income for 2003, 2002, and 2001, respectively. In most cases, these annuities were issued under a "qualified assignment," which means the Company assumed AIC's obligation to make the future payments.

     AIC issued surety bonds, in return for premiums of $531 thousand in 2001 to guarantee the payment of structured settlement benefits assumed (from both AIC and non-related parties) and funded by certain annuity contracts issued by the Company. In previous periods, the Company had entered into a General Indemnity
Agreement pursuant to which it has indemnified AIC for any liabilities associated with the surety bonds and gives AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July
1, 2001, AIC no longer issues surety bonds to guarantee the payment of structured settlement benefits. Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001.

     Reserves recorded by the Company for annuities that are guaranteed by the surety bonds of AIC were $5.00 billion and $5.29 billion at December 31, 2003 and 2002, respectively.

BROKER/DEALER AGREEMENT

     The Company receives underwriting and distribution services from Allstate
Financial Services, LLC ("AFS"), an affiliated broker/dealer company, for certain variable annuity and variable life insurance contracts sold by Allstate exclusive agencies. The Company incurred $38 million, $35 million and $30 million of commission and other distribution expenses for the years ending
December 31, 2003, 2002 and 2001, respectively.

     ALIC received underwriting and distribution services from ADLLC, a broker/dealer company, for certain variable annuity contracts. Effective
September 30, 2002, ALIC and Putnam terminated a joint venture agreement and ADLLC became a consolidated wholly owned subsidiary of ALIC as a result of ALIC's purchase of Putnam's 50% ownership therein. ALIC incurred $32 million and $80 million of commission and other distribution expenses from ADLLC for the years ending December 31, 2002 and 2001, respectively. Other distribution expenses included administrative, legal, financial management and sales support which ALIC provided to ADLLC, for which ALIC earned administration fees of $1 million and $1 million for the years ended December 31, 2002 and 2001, respectively. Other distribution expenses also included marketing expenses for subsidizing bonus interest crediting rates associated with ALIC's variable annuity dollar cost averaging program for which ADLLC reimbursed ALIC $1 million and $7 million for the years ended December 31, 2002 and 2001, respectively.

REINSURANCE TRANSACTIONS

     The Company has a coinsurance contract with Columbia Universal Life
Insurance Company ("Columbia"), an affiliate of the Company, to assume 100% of fixed annuity business in force as of June 30, 2000 and new business as written.
In addition, the Company has a modified coinsurance contract with Columbia to assume 100% of traditional life and accident and health business in force on the effective date of July 1, 2000 and new business as written. Both agreements are continuous but may be terminated by either party with 30 days notice, material breach by either party, or by Columbia in the event of the Company's non-payment of reinsurance amounts due. As of May 31, 2001, Columbia ceased issuing new contracts. During 2003, 2002 and 2001, the Company assumed $17 million, $19 million and $21 million, respectively, in premiums and contract charges from Columbia.

     The Company has a modified coinsurance contract with Allstate Reinsurance, Ltd. ("Allstate Re"), an affiliate of the Company, to cede 50% of certain fixed annuity business issued under a distribution agreement with PNC Bank NA. Under the terms of the contract, a trust has been established to provide protection for ceded liabilities. This agreement is continuous but may be terminated by either party with 60 days notice. During 2003, 2002 and 2001, the Company ceded
$369 thousand, $329 thousand and $236 thousand, respectively, in contract charges to Allstate Re.

     The Company has a contract to assume 100% of all credit insurance written by AIC. This agreement is continuous but may be terminated by either party with 60 days notice. The Company assumed premiums from AIC in the amount of $2 million, $18 million and $29 million in 2003, 2002 and 2001, respectively.

                                       16



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     ALIC enters into certain intercompany reinsurance transactions with its wholly owned subsidiaries. ALIC enters into these transactions in order to maintain underwriting control and spread risk among various legal entities.
These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

     Effective January 1, 2003, Northbrook Life Insurance Company ("NLIC"), a wholly owned subsidiary of ALIC, was merged into ALIC to achieve future cost savings and operational efficiency. The merger had no impact on the Company's results of operations or financial position.

PREFERRED STOCK

     AIC guarantees the repayment of notes payable and the interest thereon issued to Morgan Stanley DW, Inc. under the terms of a distribution agreement with The Northbrook Corporation. The balance of the notes payable was $82 million at December 31, 2003.

INCOME TAXES

     The Company is a party to a federal income tax allocation agreement with the Corporation (Note 12).

DEBT

     The Company has entered into an inter-company loan agreement with the Corporation. The amount of inter-company loans available to the Company is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. No amounts were outstanding for the intercompany loan agreement during the three years ended December 31, 2003. The
Corporation uses commercial paper borrowings, bank lines of credit and repurchase agreements to fund intercompany borrowings.

6. INVESTMENTS

FAIR VALUES

     The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:

                                                                       GROSS UNREALIZED
                                                          AMORTIZED   ------------------      FAIR
     (IN MILLIONS)                                          COST       GAINS     LOSSES       VALUE
                                                          ---------   --------   -------    ---------
     AT DECEMBER 31, 2003
     U.S. government and agencies                         $   2,519   $    688   $    (2)   $   3,205
     Municipal                                                1,675         60       (18)       1,717
     Corporate                                               28,866      2,115      (183)      30,798
     Foreign government                                       1,302        287         -        1,589
     Mortgage-backed securities                              10,540        269       (49)      10,760
     Asset-backed securities                                  3,423         46       (41)       3,428
     Redeemable preferred stock                                  76          6        (1)          81
                                                          ---------   --------   -------    ---------
        Total fixed income securities                     $  48,401   $  3,471   $  (294)   $  51,578
                                                          =========   ========   =======    =========
     AT DECEMBER 31, 2002
     U.S. government and agencies                         $   2,323   $    740   $     -    $   3,063
     Municipal                                                1,224         68        (3)       1,289
     Corporate                                               24,618      1,859      (342)      26,135
     Foreign government                                       1,090        269        (2)       1,357
     Mortgage-backed securities                               9,912        474        (8)      10,378
     Asset-backed securities                                  2,447         63       (37)       2,473
     Redeemable preferred stock                                 109          2        (1)         110
                                                          ---------   --------   -------    ---------
        Total fixed income securities                     $  41,723   $  3,475   $  (393)   $  44,805
                                                          =========   ========   =======    =========

                                       17





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SCHEDULED MATURITIES

     The scheduled maturities for fixed income securities are as follows at December 31, 2003:

                                                          AMORTIZED     FAIR
     (IN MILLIONS)                                          COST        VALUE
                                                          ---------   ---------
     Due in one year or less                              $   1,461   $   1,492
     Due after one year through five years                    8,326       8,765
     Due after five years through ten years                  14,007      14,944
     Due after ten years                                     10,644      12,189
                                                          ---------   ---------
                                                             34,438      37,390
     Mortgage- and asset-backed securities                   13,963      14,188
                                                          ---------   ---------
         Total                                            $  48,401   $  51,578
                                                          =========   =========

     Actual maturities may differ from those scheduled as a result of prepayments by the issuers. Because of the potential for prepayment on mortgage- and asset-backed securities, they are not categorized by contractual maturity.

NET INVESTMENT INCOME

     Net investment income for the years ended December 31 is as follows:

     (IN MILLIONS)                                          2003        2002        2001
                                                          --------    --------    --------
     Fixed income securities                              $  2,875    $  2,736    $  2,536
     Mortgage loans                                            415         403         366
     Equity securities                                           8          17          23
     Other                                                    (121)        (68)         40
                                                          --------    --------    --------
       Investment income, before expense                     3,177       3,088       2,965
       Investment expense                                       95         110         132
                                                          --------    --------    --------
         Net investment income                            $  3,082    $  2,978    $  2,833
                                                          ========    ========    ========

     Net investment income from equity securities includes income from partnership interests of $7 million, $16 million and $15 million for the years ended December 31, 2003, 2002 and 2001, respectively.

REALIZED CAPITAL GAINS AND LOSSES, AFTER TAX

     Realized capital gains and losses by security type for the years ended
December 31 are as follows:

     (IN MILLIONS)                                          2003        2002        2001
                                                          --------    --------    --------
     Fixed income securities                              $   (181)   $   (137)   $   (134)
     Equity securities                                         (10)         (9)          9
     Other investments                                         107        (276)        (82)
                                                          --------    --------    --------
       Realized capital gains and losses, pre-tax              (84)       (422)       (207)
       Income tax benefit                                       30         148          72
                                                          --------    --------    --------
         Realized capital gains and losses, after tax     $    (54)   $   (274)   $   (135)
                                                          ========    ========    ========

     Realized capital gains and losses by transaction type for the years ended
December 31 are as follows:

     (IN MILLIONS)                                          2003        2002        2001
                                                          --------    --------    --------
     Investment write-downs                               $   (178)   $   (309)   $   (150)
     Sales                                                      64         (97)          4
     Valuation of derivative instruments                        12         (36)        (64)
     Settlement of derivative instruments                       18          20           3
                                                          --------    --------    --------
     Realized capital gains and losses, pre-tax                (84)       (422)       (207)
     Income tax benefit                                         30         148          72
                                                          --------    --------    --------
     Realized capital gains and losses, after-tax         $    (54)   $   (274)   $   (135)
                                                          ========    ========    ========

     Excluding the effects of calls and prepayments, gross gains of $173 million, $137 million and $183 million and gross losses of $184 million, $327 million and $237 million were realized on sales of fixed income securities during

                                       18



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2003, 2002 and 2001, respectively.

UNREALIZED NET CAPITAL GAINS AND LOSSES

     Unrealized net capital gains and losses on fixed income, equity securities and derivative instruments included in accumulated other comprehensive income at December 31, 2003 are as follows:

                                                                                 GROSS UNREALIZED
                                                                      FAIR      ------------------    UNREALIZED
(IN MILLIONS)                                                         VALUE      GAINS     LOSSES     NET GAINS
                                                                    ---------   --------   -------    ----------
Fixed income securities                                             $  51,578   $  3,471   $  (294)   $    3,177
Equity securities                                                         164          4         -             4
Derivative instruments                                                     (2)         3        (5)           (2)
                                                                                                      ----------
  Total                                                                                                    3,179
Deferred income taxes, deferred policy acquisition costs,
  premium deficiency reserve and other                                                                    (2,126)
                                                                                                      ----------
Unrealized net capital gains and losses                                                               $    1,053
                                                                                                      ==========

     At December 31, 2002, equity securities had gross unrealized gains of $4 million and gross unrealized losses of $12 million.

CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES

     The change in unrealized net capital gains and losses for the years ended
December 31 is as follows:

(IN MILLIONS)                                                                   2003         2002         2001
                                                                              --------    ----------    --------
Fixed income securities                                                       $     95    $    1,574    $    279
Equity securities                                                                   12           (13)        (43)
Derivative instruments                                                              (4)           (6)          8
                                                                              --------    ----------    --------
  Total                                                                            103         1,555         244
Deferred income taxes, deferred policy acquisition costs and other                (102)       (1,139)       (168)
                                                                              --------    ----------    --------
  Increase in unrealized net capital gains and losses                         $      1    $      416    $     76
                                                                              ========    ==========    ========

PORTFOLIO MONITORING

     Inherent in the Company's evaluation of a particular security are assumptions and estimates about the operations of the issuer and its future earnings potential. Some of the factors considered in evaluating whether a decline in fair value is other than temporary are: 1) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the recoverability of principal and interest;
3) the duration and extent to which the fair value has been less than cost for equity securities or amortized cost for fixed income securities; 4) the financial condition, near-term and long-term prospects of the issuer, including relevant industry conditions and trends, and implications of rating agency actions and offering prices; and 5) the specific reasons that a security is in a significant unrealized loss position, including market conditions which could affect access to liquidity.

     The following table summarizes the gross unrealized losses and fair value of fixed income and equity securities by the length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003:

                                             LESS THAN 12 MONTHS                   12 MONTHS OR MORE
                                      ---------------------------------    ---------------------------------      TOTAL
                                      NUMBER OF     FAIR     UNREALIZED    NUMBER OF     FAIR     UNREALIZED    UNREALIZED
($ IN MILLIONS)                        ISSUES      VALUE       LOSSES       ISSUES      VALUE       LOSSES        LOSSES
                                      ---------   --------   ----------    ---------   --------   ----------    ----------
Fixed income securities
  U.S. government and agencies               10   $     58   $       (2)           -   $      -   $        -    $       (2)
  Municipal                                  56        406          (18)           -          -            -           (18)
  Corporate                                 302      3,697         (136)          76        670          (47)         (183)
  Foreign government                          6         50            -            -          -            -             -
  Mortgage-backed securities                204      2,903          (48)          40         83           (1)          (49)
  Asset-backed securities                    64        732          (15)          38        269          (26)          (41)
  Redeemable preferred stock                  3         20           (1)           -          -            -            (1)
                                      ---------   --------   ----------    ---------   --------   ----------    ----------
  Total                                     645   $  7,866   $     (220)         154   $  1,022   $      (74)   $     (294)
                                      =========   ========   ==========    =========   ========   ==========    ==========

                                       19


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The above table includes $220 million of unrealized losses related to securities with an unrealized loss position less than 20% of cost or amortized cost, the degree of which suggests that these securities do not pose a high risk of being other than temporarily impaired. Of the $220 million, $198 million relate to unrealized losses on investment grade fixed income securities.
Investment grade is defined as a security having a rating from the National
Association of Insurance Commissioners ("NAIC") of 1 or 2; a Moody's equivalent rating of Aaa, Aa, A or Baa; a Standard & Poor's ("S&P") equivalent rating of
AAA, AA, A or BBB; or a comparable internal rating. Unrealized losses on investment grade securities are principally related to changes in interest rates or changes in issuer and sector related credit spreads since the securities were acquired.

     The remaining $74 million of unrealized losses relate to securities in unrealized loss positions greater than or equal to 20% of cost or amortized cost. Of the $74 million, $23 million relate to investment grade fixed income securities and $51 million relate to below investment grade fixed income securities. Of these amounts $10 million and $26 million, respectively, had been in an unrealized loss position for a period of twelve months or more as of December 31, 2003. $13 million of the unrealized losses from below investment grade securities are airline industry issues. The securities comprising the $74 million of unrealized losses were evaluated considering factors such as the financial condition and near-term and long-term prospects of the issuer and were determined to have adequate resources to fulfill contractual obligations, such as recent financings or bank loans, cash flows from operations, collateral or the position of a subsidiary with respect to its parent's bankruptcy.

     As of December 31, 2003, the Company had the intent and ability to hold these investments for a period of time sufficient for them to recover in value.

MORTGAGE LOAN IMPAIRMENT

     A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

     The net carrying value of impaired loans at December 31, 2003 and 2002 was comprised of loans in foreclosure and delinquent loans of $4 million and $11 million, respectively. There were no restructured loans at December 31, 2003 and 2002. No valuation allowances were established for impaired loans because the impaired loans are collateral dependent loans and the fair value of the collateral was greater than the recorded investment in the loans.

     Interest income for impaired loans is recognized on an accrual basis if payments are expected to continue to be received; otherwise the cash basis is used. For impaired loans that have been restructured, interest is accrued based on the principal amount at the adjusted interest rate. The Company recognized interest income of $2 million on impaired loans during 2003 and $1 million during both 2002 and 2001. The average balance of impaired loans was $23 million, $16 million and $27 million during 2003, 2002 and 2001, respectively.

     There were no valuation allowances for mortgage loans at December 31, 2003 and 2002. Direct write-downs of mortgage loan gross carrying amounts were $3 million and $5 million in 2003 and 2002. There were no direct write-downs of mortgage loans in 2001. There were no net reductions to mortgage loans valuation allowances in 2003. For the years ended December 31, 2002 and 2001, net reductions to mortgage loan valuation allowances were $5 million and $300 thousand, respectively.

INVESTMENT CONCENTRATION FOR MUNICIPAL BOND PORTFOLIOS

     The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company's portfolio. No other state represents more than 5% of the portfolio at December 31, 2003:

     (% OF MUNICIPAL BOND PORTFOLIO CARRYING VALUE)                       2003      2002
                                                                         ------    ------
     California                                                            23.5%     27.2%
     Illinois                                                              10.8       3.7
     Texas                                                                 10.2      13.0
     Pennsylvania                                                           5.9       7.2
     New York                                                               5.2       9.4

                                       20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

INVESTMENT CONCENTRATION FOR COMMERCIAL MORTGAGE PORTFOLIOS AND OTHER INVESTMENT
INFORMATION

     The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The following table shows the principal geographic distribution of commercial real estate represented in the Company's mortgage portfolio. No other state represented more than 5% of the portfolio at December 31, 2003:

     (% OF COMMERCIAL MORTGAGE PORTFOLIO CARRYING VALUE)                  2003      2002
                                                                         ------    ------
     California                                                            14.3%     14.7%
     Illinois                                                               9.3       7.8
     Texas                                                                  7.9       7.3
     New Jersey                                                             6.2       6.5
     Florida                                                                5.7       6.7
     Pennsylvania                                                           5.6       6.0
     Georgia                                                                5.6       4.3
     New York                                                               5.2       5.6

     The types of properties collateralizing the commercial mortgage loans at December 31 are as follows:

     (% OF COMMERCIAL MORTGAGE PORTFOLIO CARRYING VALUE)                  2003      2002
                                                                         ------    ------
     Office buildings                                                      31.7%     33.6%
     Warehouse                                                             24.4      20.8
     Retail                                                                22.0      19.5
     Apartment complex                                                     17.6      19.0
     Industrial                                                             1.6       1.8
     Other                                                                  2.7       5.3
                                                                          -----     -----
                                                                          100.0%    100.0%
                                                                          =====     =====

     The contractual maturities of the commercial mortgage loan portfolio as of December 31, 2003 for loans that were not in foreclosure are as follows:

                                                                              NUMBER OF   CARRYING
     ($ IN MILLIONS)                                                            LOANS       VALUE    PERCENT
                                                                              ---------   --------   -------
     2004                                                                            22   $    239       3.8%
     2005                                                                            64        474       7.5
     2006                                                                            92        723      11.4
     2007                                                                           102        828      13.0
     2008                                                                            99        759      11.9
     Thereafter                                                                     503      3,331      52.4
                                                                              ---------   --------   -------
       Total                                                                        882   $  6,354     100.0%
                                                                              =========   ========   =======

     In 2003, $234 million of commercial mortgage loans were contractually due.
Of these, 97% were paid as due and 3% were refinanced at prevailing market terms. None were foreclosed or in the process of foreclosure, and none were in the process of refinancing or restructuring discussions.

     Included in fixed income securities are below investment grade assets totaling $3.69 billion and $3.66 billion at December 31, 2003 and 2002, respectively.

     At December 31, 2003, the carrying value of investments, excluding equity securities, that were non-income producing during 2003 was $13 million.

     At December 31, 2003, fixed income securities with a carrying value of $70 million were on deposit with regulatory authorities as required by law.

SECURITIES LENDING

     The Company participates in securities lending programs, primarily for investment yield enhancement purposes, with third parties, mostly large brokerage firms. At December 31, 2003 and 2002, fixed income securities with a carrying value of $949 million and $1.04 billion, respectively, were on loan under these agreements. In return, the

                                       21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Company receives cash that it invests and includes in short-term investments and fixed income securities, with an offsetting liability recorded in other liabilities and accrued expenses to account for the Company's obligation to return the collateral. Interest income on collateral, net of fees, was $4 million, $5 million and $6 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

7. FINANCIAL INSTRUMENTS

     In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including DAC and reinsurance recoverables, net) and liabilities (including reserve for life-contingent contract benefits, contractholder funds pertaining to interest-sensitive life contracts and deferred income taxes) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments such as accrued investment income and cash are generally of a short-term nature. Their carrying values are deemed to approximate fair value.

FINANCIAL ASSETS

     The carrying value and fair value of financial assets at December 31 are as follows:

                                                                  2003                    2002
                                                          ---------------------   ---------------------
                                                          CARRYING      FAIR      CARRYING      FAIR
     (IN MILLIONS)                                          VALUE       VALUE       VALUE       VALUE
                                                          ---------   ---------   ---------   ---------
     Fixed income securities                              $  51,578   $  51,578   $  44,805   $  44,805
     Mortgage loans                                           6,354       6,737       5,883       6,398
     Equity securities                                          164         164         183         183
     Short-term investments                                     765         765         839         839
     Policy loans                                               686         686         692         692
     Separate Accounts                                       13,425      13,425      11,125      11,125

     Fair values of publicly traded fixed income securities are based upon quoted market prices or dealer quotes. The fair value of non-publicly traded securities, primarily privately placed corporate obligations, is based on either widely accepted pricing valuation models, which use internally developed ratings and independent third party data (e.g., term structures and current publicly traded bond prices) as inputs, or independent third party pricing sources.
Equity securities are valued based principally on quoted market prices. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. Short-term investments are highly liquid investments with maturities of less than one year whose carrying values are deemed to approximate fair value. The carrying value of policy loans is deemed to approximate fair value. Separate accounts assets are carried in the Consolidated Statements of Financial Position at fair value based on quoted market prices.

FINANCIAL LIABILITIES

     The carrying value and fair value of financial liabilities at December 31 are as follows:

                                                                  2003                    2002
                                                          ---------------------   ---------------------
                                                          CARRYING      FAIR      CARRYING      FAIR
     (IN MILLIONS)                                          VALUE       VALUE       VALUE       VALUE
                                                          ---------   ---------   ---------   ---------
     Contractholder funds on investment contracts         $  38,365   $  36,974   $  32,781   $  32,175
     Long-term debt                                              45          45           -           -
     Security repurchase agreements                           1,918       1,918       1,236       1,236
     Separate Accounts                                       13,425      13,425      11,125      11,125

     Contractholder funds include interest-sensitive life insurance contracts and investment contracts. Interest-sensitive life insurance contracts are not considered to be financial instruments subject to fair value disclosure requirements. The fair value of investment contracts is based on the terms of the underlying contracts. Fixed annuities are valued at the

                                       22



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

account balance less surrender charges. Immediate annuities without life contingencies, GICs and funding agreements are valued at the present value of future benefits using current interest rates. Market value adjusted annuities' fair value is estimated to be the market adjusted surrender value.
Equity-indexed annuity contracts' fair value approximates carrying value since the embedded equity options are carried at market value in the consolidated financial statements.

     The fair value of long-term debt is determined using discounted cash flow calculations. Security repurchase agreements are valued at carrying value due to their short-term nature. Separate accounts liabilities are carried at the fair value of the underlying assets.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company primarily uses derivative financial instruments to reduce its exposure to market risk (principally interest rate, equity price and foreign currency risk) and in conjunction with asset/liability management. The Company does not buy, sell or hold these instruments for trading purposes.

     The following table summarizes the notional amounts, fair value and carrying value of the Company's derivative financial instruments at December 31, 2003:

                                                                                                CARRYING         CARRYING
                                                                     NOTIONAL       FAIR         VALUE            VALUE
(IN MILLIONS)                                                         AMOUNT      VALUE (1)    ASSETS (1)    (LIABILITIES) (1)
                                                                    ----------   ----------    ----------    ----------------
INTEREST RATE CONTRACTS
Interest rate swap agreements                                       $   10,423   $     (220)   $      (90)   $            (130)
Financial futures contracts                                                678           (1)            -                   (1)
Interest rate cap and floor agreements                                   4,675           84            54                   30
                                                                    ----------   ----------    ----------    -----------------
     Total interest rate contracts                                      15,776         (137)          (36)                (101)
                                                                    ----------   ----------    ----------    -----------------
EQUITY AND INDEX CONTRACTS
Options, financial futures, and warrants                                   829            -             3                   (3)
                                                                    ----------   ----------    ----------    -----------------
FOREIGN CURRENCY CONTRACTS
Foreign currency swap agreements                                         1,689          454           436                   18
Foreign currency futures contracts                                           5            -             -                    -
                                                                    ----------   ----------    ----------    -----------------
Total foreign currency contracts                                         1,694          454           436                   18
EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS
Conversion options in fixed income securities                              429          147           147                    -
Equity-indexed options in life and annuity product contracts             1,297            9             -                    9
Forward starting options in annuity product contracts                    1,464           (2)            -                   (2)
Put options in variable product contracts                                   19            -             -                    -
Credit default swaps agreements                                             48           (1)           (1)                   -
                                                                    ----------   ----------    ----------    -----------------
     Total embedded derivative financial instruments                     3,257          153           146                    7
                                                                    ----------   ----------    ----------    -----------------
OTHER DERIVATIVE FINANCIAL INSTRUMENTS
Synthetic guaranteed investment contracts                                    1            -             -                    -
Reinsurance of guaranteed minimum income
  annuitization options in variable contracts                               34           28            28                    -
Forward contracts for TBA mortgage securities                              156           (1)            -                   (1)
                                                                    ----------   ----------    ----------    -----------------
  Total other derivative financial instruments                             191           27            28                   (1)
                                                                    ----------   ----------    ----------    -----------------
Total derivative financial instruments                              $   21,747   $      497    $      577    $             (80)
                                                                    ==========   ==========    ==========    =================

----------
(1)  Carrying value include the effects of legally enforceable master netting agreements. Fair value and carrying value of the assets and liabilities exclude accrued periodic settlements, which are reported in accrued investment income.

                                       23



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table summarizes the notional amount, fair value and carrying value of the Company's derivative financial instruments at December 31, 2002:

                                                                                                CARRYING         CARRYING
                                                                     NOTIONAL       FAIR         VALUE            VALUE
(IN MILLIONS)                                                         AMOUNT      VALUE (1)    ASSETS (1)    (LIABILITIES) (1)
                                                                    ----------   ----------    ----------    -----------------
INTEREST RATE CONTRACTS
Interest rate swap agreements                                       $    9,091   $     (307)   $      (42)   $            (265)
Financial futures contracts                                                384            -             -                    -
Interest rate cap and floor agreements                                   1,581           44             9                   35
                                                                    ----------   ----------    ----------    -----------------
     Total interest rate contracts                                      11,056         (263)          (33)                (230)
                                                                    ----------   ----------    ----------    -----------------
EQUITY AND INDEX CONTRACTS
Options, financial futures, and warrants                                 1,099            5            10                   (5)
                                                                    ----------   ----------    ----------    -----------------
FOREIGN CURRENCY CONTRACTS
Foreign currency swap agreements                                         1,762          285           259                   26
Foreign currency futures                                                    11            -             -                    -
                                                                    ----------   ----------    ----------    -----------------
     Total foreign currency contracts                                    1,773          285           259                   26
                                                                    ----------   ----------    ----------    -----------------
EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS
Conversion options in fixed income securities                              480          122           122                    -
Equity-indexed options in life and annuity product contracts             1,119           32             -                   32
Forward starting options in annuity product contracts                    1,363           (3)            -                   (3)
Put options in variable product contracts                                   48            -             -                    -
Credit default swaps agreements                                             25           (2)           (2)                   -
                                                                    ----------   ----------    ----------    -----------------
     Total embedded derivative financial instruments                     3,035          149           120                   29
                                                                    ----------   ----------    ----------    -----------------
OTHER DERIVATIVE FINANCIAL INSTRUMENTS
Synthetic guaranteed investment contracts                                    6            -             -                    -
Reinsurance of guaranteed minimum income
  annuitization options in variable contracts                               32           29            29                    -
Forward contracts for TBA mortgage securities                                -            -             -                    -
                                                                    ----------   ----------    ----------    -----------------
  Total other derivative financial instruments                              38           29            29                    -
                                                                    ----------   ----------    ----------    -----------------
Total derivative financial instruments                              $   17,001   $      205    $      385    $            (180)
                                                                    ==========   ==========    ==========    =================

----------
(1)  Carrying value include the effects of legally enforceable master netting agreements. Fair value and carrying value of the assets and liabilities exclude accrued periodic settlements, which are reported in accrued investment income.

     The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements, and are not representative of the potential for gain or loss on these agreements.

     Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive (pay) to terminate the derivative contracts at the reporting date. For exchange traded derivative contracts, the fair value is based on dealer or exchange quotes. The fair value of non-exchange traded derivative contracts, including embedded derivative financial instruments subject to bifurcation, is based on either independent third party pricing sources or widely accepted pricing and valuation models which use independent third party data as inputs.

     The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. The
Company uses master netting agreements for over-the-counter derivative transactions, including interest rate swap, foreign currency swap, interest rate cap, interest rate floor and credit default swap agreements. These agreements permit either party to net payments due for transactions covered by the agreements. Under the provisions of the agreements, collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. As of December 31, 2003, counterparties pledged $333 million in cash to the Company under these agreements. To date, the Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives including futures and certain option contracts are traded on organized exchanges, which require margin

                                       24



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

deposits and guarantee the execution of trades, thereby mitigating any associated potential credit risk.

     Credit exposure represents the Company's potential loss if all of the counterparties failed to perform under the contractual terms of the contracts and all collateral, if any, became worthless. This exposure is measured by the fair value of freestanding derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of master netting agreements.

     The following table summarizes the counterparty credit exposure by counterparty credit rating at December 31, as it relates to interest rate swap, currency swap, interest rate cap, interest rate floor and credit default swap agreements.

($ IN MILLIONS)

                                     2003                                                2002
             ---------------------------------------------------   --------------------------------------------------
             NUMBER OF                               EXPOSURE,     NUMBER OF                              EXPOSURE,
             COUNTER-    NOTIONAL      CREDIT         NET OF        COUNTER-    NOTIONAL     CREDIT        NET OF
RATING (1)    PARTIES     AMOUNT     EXPOSURE(2)   COLLATERAL(2)    PARTIES     AMOUNT    EXPOSURE(2)   COLLATERAL(2)
----------   ---------   ---------   -----------   -------------   ---------   --------   -----------   -------------
   AAA               2   $   1,819   $         -   $           -           2   $  1,530   $         -   $           -
   AA                2       1,600           146              22           2      1,399            91              24
   AA-               4       4,539            19              19           5      3,209             -               -
   A+                6       6,783           233              25           6      5,580           135              10
    A                2       2,067             1               1           1        716             -               -
             ---------   ---------   -----------   -------------   ---------   --------   -----------   -------------
  Total             16   $  16,808   $       399   $          67          16   $ 12,434   $       226   $          34
             =========   =========   ===========   =============   =========   ========   ===========   =============

----------
(1) Rating is the lower of Standard & Poor's or Moody's ratings. (2) For each counterparty, only over-the-counter derivatives with a net
     positive market value are included.

     Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit the risk, the Company's senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

     The Company reclassified pretax net losses of $756 thousand and $259 thousand related to cash flow hedges to net income from accumulated other comprehensive income during 2003 and 2002, respectively. An estimated $1 million of pretax net gains will be released from accumulated other comprehensive income to net income during 2004.

                                       25



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table presents information about the nature and accounting treatment of the Company's primary derivative instruments. Included in the table is a description of the individual derivative instruments, the risk management strategies to which they relate, and the financial statement reporting for the derivative instruments in the Company's consolidated financial statements as of and for the periods ending December 31, 2003 and 2002. Amounts reported are in millions on a pre-tax basis.

                                                                                   ASSET / (LIABILITY)       INCOME / (EXPENSE)
                                 DESCRIPTION, RISK MANAGEMENT STRATEGY AND         ------------------------------------------------
   INSTRUMENT                          FINANCIAL STATEMENT REPORTING                 2003      2002       2003      2002      2001
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE
CONTRACTS:
  INTEREST RATE     DESCRIPTION
  SWAP AGREEMENTS   Swap agreements are contracts that periodically exchange the difference between two designated sets of cash flows, (fixed to variable rate, variable to fixed rate, or variable to
                    variable rate) based upon designated market rates or rate
                    indices and a notional amount. Master netting agreements are used to minimize credit risk. In addition, when applicable, parties are required to post collateral. As of December 31,
                    2003, the Company pledged to counterparties $0.4 million of securities as collateral for over-the-counter instruments.
                    RISK MANAGEMENT STRATEGY
                    Primarily used to change the interest rate characteristics of existing assets or liabilities to facilitate
                    asset-liability management.
                    STATEMENT OF FINANCIAL POSITION - Fair values are reported as follows:
                         -    Other investments.                                   $    (90) $     (42)
                         -    Other liabilities and accrued expenses.                  (130)      (265)
                    -    When hedge accounting is applied, the carrying values
                         of the hedged items are adjusted for changes in the
                         fair value of the hedged risks. The fair value of
                         hedged risks are reported as follows:
                         -    Fixed income securities.                                  295        409
                         -    Mortgage loans.                                            56         62
                         -    Contractholder funds.                                    (103)      (141)
                    STATEMENT OF OPERATIONS
                    -    For hedge accounting, changes in fair value of the
                         instruments are matched together with changes in fair
                         value of the hedged risks and are reported as follows:
                         -    Net investment income.                                                    $    100  $   (390) $
(93)
                         -    Life and annuity contract benefits.                                            (38)       94       47
                    -    Hedge ineffectiveness is reported as realized capital
                         gains and losses.                                                                     9       (15)       6
                    -    When hedge accounting is not applied, changes in fair
                         value of the instruments and the periodic accrual and
                         settlements are reported in realized capital gains and
                         losses.                                                                               2        55
(2)
                    ---------------------------------------------------------------------------------------------------------------
FINANCIAL           DESCRIPTION
FUTURES             Financial futures contracts are commitments to purchase or
CONTRACTS           sell designated financial instruments at a future date for a specified price or yield. These contracts are traded on
                    organized exchanges and cash settle on a daily basis. The
                    exchange requires margin deposits as well as daily cash
                    settlements of margin. As of December 31, 2003, the Company pledged margin deposits in the form of marketable securities totaling $7 million.
                    RISK MANAGEMENT STRATEGIES
                    Generally used to manage interest rate risk related to fixed income securities and certain annuity contracts. Financial futures are also used to reduce interest rate risk related to forecasted purchases and sales of marketable investment securities.
                    STATEMENT OF FINANCIAL POSITION
                    Fair values are reported as follows:                           $      -  $       -
                         -    Other investments.                                         (1)         -
                         -    Other liabilities and accrued expenses.
                    STATEMENT OF OPERATIONS
                    Under non-hedge accounting, changes in fair value of the
                    instruments, some of which are recognized through daily cash settlements, are classified consistent with the risks being
                    economically hedged and are reported as follows:                                    $     10  $     (2) $
(3)
                         -    Realized capital gains and losses.                                               -        (1)       -
                         -    Life and annuity contract benefits.
                    ---------------------------------------------------------------------------------------------------------------

                                       26



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                                   ASSET / (LIABILITY)       INCOME / (EXPENSE)
                                 DESCRIPTION, RISK MANAGEMENT STRATEGY AND         ------------------------------------------------
   INSTRUMENT                          FINANCIAL STATEMENT REPORTING                 2003      2002       2003      2002      2001
-----------------------------------------------------------------------------------------------------------------------------------
  INTEREST RATE     DESCRIPTION
  CAP AND In exchange for a premium, these derivative contracts FLOOR provide the holder with the right to receive at a future AGREEMENTS date, the amount, if any, by which a specified market
                    interest rate exceeds the fixed cap rate or falls below the fixed floor rate, applied to a notional amount.
                    RISK MANAGEMENT STRATEGIES
                    Used to reduce exposure to rising or falling interest rates relative to certain existing assets and liabilities in
                    conjunction with asset-liability management.
                    STATEMENT OF FINANCIAL POSITION Fair values are reported as follows:
                         -    Other investments.                                   $     54  $       9
                         -    Other liabilities and accrued expenses.                    30         35
                    STATEMENT OF OPERATIONS
                    Under non-hedge accounting, changes in fair value of the
                    instruments and the periodic accruals and settlements are
                    reported in realized capital gains and losses.                                      $    (20) $     (5) $
(1)
-----------------------------------------------------------------------------------------------------------------------------------
EQUITY AND
INDEX
CONTRACTS:
  OPTIONS,          DESCRIPTION
  FINANCIAL         These indexed derivative instruments provide returns at
  FUTURES, AND      specified or optional dates based upon a specified index
  WARRANTS          applied to the instrument's notional amount. Index futures are traded on organized exchanges and cash settle on a daily basis. The exchange requires margin deposits as well as
                    daily cash settlements of margin. The Company pledged $35
                    million of securities in the form of margin deposits as of
                    December 31, 2003.
                    RISK MANAGEMENT STRATEGIES
                    Indexed instruments are primarily used to reduce the market risk associated with certain annuity and deferred
                    compensation liability contracts.
                    STATEMENT OF FINANCIAL POSITION Fair values are reported as follows:
                         -    Equity securities                                    $      2  $       8
                         -    Other investments.                                          1          2
                         -    Other liabilities and accrued expenses.                    (3)        (5)
                    STATEMENT OF OPERATIONS
                    Under non-hedge accounting, changes in fair values of the
                    instruments, some of which are recognized through daily cash settlements, are classified on one line consistent with the risk being economically hedged and reported as follows:
                         -    Life and annuity contract benefits.                                       $     80  $    (66) $
(56)
                         -    Realized capital gains and losses.                                               1         1        -
-----------------------------------------------------------------------------------------------------------------------------------
FOREIGN
CURRENCY
CONTRACTS:
  FOREIGN           DESCRIPTION
  CURRENCY          These derivative contracts involve the periodic exchange of
  SWAP              consideration based on relative changes in two designated
  AGREEMENTS        currencies and, if applicable, differences between fixed
                    rate and variable cash flows or two different variable cash flows, all based on a pre-determined notional amount.
                    RISK MANAGEMENT STRATEGIES
                    These agreements are entered into primarily to manage the
                    foreign currency risk associated with issuing foreign
                    currency denominated funding agreements. In addition to
                    hedging foreign currency risk, they may also change the
                    interest rate characteristics of the funding agreements for asset-liability management purposes.
                    STATEMENT OF FINANCIAL POSITION - Fair values are reported as follows:
                         -    Other investments.                                   $    436  $     259
                         -    Other liabilities and accrued expenses.                    18         26
                    -    Since hedge accounting is applied, the carrying value
                         of the hedged item, contractholder funds, is adjusted
                         for changes in the fair value of the hedged risk.             (447)      (285)
                    STATEMENT OF OPERATIONS
                    -    Under hedge accounting, changes in fair value of the
                         instruments are matched together with the changes in
                         fair values of the hedged risks and are reported in
                         life and annuity contract benefits.                                            $    171  $    263  $    22
                    -    Hedge ineffectiveness is reported in realized capital
                         gains and losses.                                                                     7         -        -
-----------------------------------------------------------------------------------------------------------------------------------

                                       27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                                   ASSET / (LIABILITY)       INCOME / (EXPENSE)
                                 DESCRIPTION, RISK MANAGEMENT STRATEGY AND         ------------------------------------------------
  INSTRUMENT                           FINANCIAL STATEMENT REPORTING                 2003      2002       2003      2002      2001
-----------------------------------------------------------------------------------------------------------------------------------
CONVERSION          DESCRIPTION
OPTIONS IN          These securities have embedded options, which provide the
FIXED INCOME        Company with the right to convert the instrument into a
SECURITIES          predetermined number of shares of common stock. Securities owned and subject to bifurcation include convertible bonds and convertible redeemable preferred stocks.
                    STATEMENT OF FINANCIAL POSITION
                    Fair value is reported together with the host contracts in
                    fixed income securities.                                       $    147  $     122
                    STATEMENT OF OPERATIONS
                    Changes in fair value are reported in realized capital gains
                    and losses.                                                                         $     22  $    (55) $
(70)
-----------------------------------------------------------------------------------------------------------------------------------
OTHER STATEMENT OF FINANCIAL POSITION DERIVATIVES - Fair values are reported as follows:
                         -    Fixed income securities.                             $     (1) $      (2)
                         -    Other assets.                                              28         29
                         -    Contractholder funds.                                     (21)         -
                    STATEMENT OF OPERATIONS
                    - Changes in fair value are reported as follows:
                         -    Realized capital gains and losses.                                        $     (2) $     (1) $
(1)
                         -    Life and annuity contract benefits.                                            (26)       86
(32)
-----------------------------------------------------------------------------------------------------------------------------------

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

     The contractual amounts and fair values of off-balance-sheet financial instruments at December 31 are as follows:

                                                                2003                   2002
                                                        --------------------    --------------------
                                                        CONTRACTUAL    FAIR     CONTRACTUAL    FAIR
(IN MILLIONS)                                             AMOUNT       VALUE      AMOUNT       VALUE
                                                        -----------    -----    -----------   ------
Commitments to invest                                   $       118    $   -    $        51   $    -
Private placement commitments                                    43        -             69        -
Commitments to extend mortgage loans                             67        1             62        1
Credit guarantees                                                87        -             29       (1)

     Except for credit guarantees, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.

     Commitments to invest generally represent commitments to acquire financial interests or instruments. The Company enters into these agreements to allow for additional participation in certain limited partnership investments. Because the equity investments in the limited partnerships are not actively traded, it is not practical to estimate the fair value of these commitments.

     Private placement commitments represent conditional commitments to purchase private placement debt and equity securities at a specified future date. The
Company regularly enters into these agreements in the normal course of business.
The fair value of these commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final.

     Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The
Company enters these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. Commitments to extend mortgage loans, which are secured by the underlying properties, are valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.

     Credit guarantees represent conditional commitments included in certain fixed income securities owned by the Company. These commitments provide for obligations to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of credit events for the referenced entities. The
Company enters into these transactions in order to achieve higher yields than direct investment in referenced entities. The fees for assuming the conditional commitments are reflected in the interest receipts reported in net investment income over the lives of the contracts. The fair value of the credit guarantees are estimates of the conditional commitments only and are calculated using quoted

                                       28



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

market prices or valuation models, which incorporate external market data.

     In the event of bankruptcy or other default of the referenced entities, the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, is the fair value of the subject fixed income securities, which totaled $87 million at December 31, 2003. The Company includes the impact of credit guarantees in its analysis of credit risk, and the referenced credits were current to their contractual terms at December 31, 2003.

8. RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS AND CONTRACTHOLDER FUNDS

     At December 31, the reserve for life-contingent contract benefits consists of the following:

     (IN MILLIONS)                                                         2003        2002
                                                                         ---------   --------
     Immediate annuities:
       Structured settlement annuities                                   $   5,989   $  5,683
       Other immediate annuities                                             2,376      2,138
     Traditional Life                                                        1,822      1,692
     Other                                                                     293        220
                                                                         ---------   --------
     Total reserve for life-contingent contract benefits                 $  10,480   $  9,733
                                                                         =========   ========

     The following table highlights the key assumptions generally used in calculating the reserve for life-contingent contract benefits:

                                                                         INTEREST             ESTIMATION
          PRODUCT                          MORTALITY                       RATE                 METHOD
--------------------------------   -----------------------------    -----------------    ---------------------
Structured settlement annuities    U.S. population with             Interest rate        Present value of
                                   projected calendar year          assumptions range    contractually
                                   improvements; age setbacks       from 5.5% to 11.7%   specified future
                                   for impaired lives grading to                         benefits
                                   standard

Other immediate annuities          1983 group annuity mortality     Interest rate        Present value of
                                   table                            assumptions range    expected future
                                                                    from 1.9% to 11.5%   benefits based on
                                                                                         historical experience

Traditional life                   Actual company experience        Interest rate        Net level premium
                                   plus loading                     assumptions range    reserve method
                                                                    from 4.0% to 11.3%   using the
                                                                                         Company's
                                                                                         withdrawal
                                                                                         experience rates

Other                              Actual company experience                             Unearned premium;
                                   plus loading                                          additional contract
                                                                                         reserves as for
                                                                                         traditional life

     To the extent the unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve has been recorded for certain immediate annuities with life contingencies. A liability of $932 million and $797 million is included in the reserve for life-contingent contract benefits with respect to this deficiency as of December 31, 2003 and 2002, respectively. The offset to this liability is recorded as a reduction of the unrealized net capital gains included in accumulated other comprehensive income.

                                       29



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     At December 31, contractholder funds consists of the following:

(IN MILLIONS)                                           2003         2002
                                                     ----------   ----------
Interest-sensitive life                              $    6,459   $    6,037
Investment contracts:
  Fixed annuities                                        28,524       23,781
  Guaranteed investment contracts                         1,066        1,903
  Funding agreements                                      7,250        5,199
  Other investment contacts                               1,615        1,938
                                                     ----------   ----------
   Total contractholder funds                        $   44,914   $   38,858
                                                     ==========   ==========

     The following table highlights the key contract provisions that determine contractholder funds:

         PRODUCT                           INTEREST RATE                  WITHDRAWAL/SURRENDER CHARGES
-------------------------------   ----------------------------------   ------------------------------------------
Interest-sensitive life           Interest rates credited range        Either a percentage of account balance or
                                  from 2.0% to 7.25%                   dollar amount grading off generally over
                                                                        20 years

Fixed annuities                   Interest rates credited range        Either a declining or a level percentage
                                  from 1.3% to 10.2% for               charge generally over nine years or less.
                                  immediate annuities and 0% to        Additionally, approximately 25% of fixed
                                  15.5% for fixed annuities (which     annuities are subject to market value
                                  include equity-indexed annuities     adjustment for discretionary withdrawals.
                                  whose returns are indexed to the
                                  S&P 500)

Guaranteed investment contracts   Interest rates credited range        Generally not subject to discretionary
                                  from 2.95% to 8.45%                  withdrawal

Funding agreements                Interest rates credited range        Not applicable
                                  from 1.1% to 7.1% (excluding
                                  currency-swapped medium-term
                                  notes)

Other investment contracts        Interest rates credited range        Not applicable
                                  from 1.0% to 7.9%

     Contractholder funds include funding agreements sold to VIEs issuing medium-term notes. The VIEs, Allstate Life Funding, LLC and Allstate Life Global
Funding II, are used exclusively for the Company's funding agreements supporting medium-term note programs.

     Contractholder funds activity for the years ended December 31 is as follows:

(IN MILLIONS)                                           2003         2002
                                                     ----------   ----------
Balance, beginning of year                           $   38,858   $   32,301
  Deposits                                                9,841        8,917
  Interest credited to contractholder funds               1,764        1,691
  Benefits and withdrawals                               (2,692)      (2,522)
  Maturities of institutional products                   (2,163)      (1,056)
  Contract charges                                         (561)        (520)
  Transfers (to) from Separate Accounts                    (416)        (474)
  Fair value adjustments for institutional products         131          363
  Other adjustments                                         152          158
                                                     ----------   ----------
Balance, end of year                                 $   44,914   $   38,858
                                                     ==========   ==========

9. REINSURANCE

     The Company reinsures certain of its risks to other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. These agreements result in the passing of the agreed-upon percentage of risk to the

                                       30



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.

     For discussion of reinsurance agreements with related parties, see Note 5.

     The Company ceded 90%, 80% or 60% of the mortality risk on certain life policies, depending upon the issue year and product, to a pool of fourteen unaffiliated reinsurers. In November 1998, the Company began ceding mortality risk on new business in excess of $2 million per life for individual coverage.
For business sold prior to November 1998, the Company ceded mortality risk in excess of $1 million per life for individual coverage. As of December 31, 2003, $176.91 billion of life insurance in force was ceded to other companies.

     The Company had a contract to assume 100% of all insurance written by Sears
Life Insurance Company ("SLIC"). This agreement was terminated effective
December 31, 2003. The Company assumed $85 million, $76 million and $64 million in premiums from SLIC for the years ended December 31, 2003, 2002 and 2001, respectively.

     On January 2, 2001, the Company acquired blocks of business from American
Maturity via coinsurance contracts. Pursuant to the terms of the coinsurance contracts, the Company assumed: variable annuities, market value adjusted annuities, equity-indexed annuities, fixed annuities, and immediate annuities.
The Company received assets consisting primarily of cash, investments and accrued investment income with a fair value in an amount equal to the corresponding assumed reserves for life contingent contract benefits and contractholder funds.

     In addition, the Company has a modified coinsurance contract with Alpine to cede 50% of certain variable annuity business issued on or after May 1, 1999 under a distribution agreement with PNC. This agreement is continuous but may be terminated by either party with 120 days notice.

     The Company has entered into reinsurance agreements in conjunction with the disposition of certain blocks of business.

     The effects of reinsurance on premiums and contract charges for the years ended December 31 are as follows:

(IN MILLIONS)                                                2003          2002          2001
                                                          ----------    ----------    ----------
PREMIUMS AND CONTRACT CHARGES
Direct                                                    $    2,140    $    2,150    $    2,085
Assumed
  Affiliate                                                       19            43            41
  Non-affiliate                                                   90            76            64
Ceded--non-affiliate                                            (418)         (393)         (323)
                                                          ----------    ----------    ----------
  Premiums and contract charges, net of reinsurance       $    1,831    $    1,876    $    1,867
                                                          ==========    ==========    ==========

     The effects of reinsurance on contract benefits for the years ended
December 31 are as follows:

(IN MILLIONS)                                                2003          2002          2001
                                                          ----------    ----------    ----------
CONTRACT BENEFITS
Direct                                                    $    1,880    $    1,881    $    1,693
Assumed
  Affiliate                                                        4            11            36
  Non-affiliate                                                   47            38            33
Ceded--non-affiliate                                            (336)         (387)         (277)
                                                          ----------    ----------    ----------
  Contract benefits, net of reinsurance                   $    1,595    $    1,543    $    1,485
                                                          ==========    ==========    ==========

     Reinsurance recoverables, net in the Company's Consolidated Statements of Financial Position were $1.19 billion and $1.05 billion, at December 31, 2003 and 2002, respectively. The reinsurance recoverable and reinsurance payable balances pertaining to related party reinsurance agreements were not material at December 31, 2003 and 2002. No single reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contract.

                                       31



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. DEFERRED POLICY ACQUISITION COSTS

     Deferred policy acquisition costs for the years ended December 31 are as follows:

(IN MILLIONS)                                                2003          2002          2001
                                                          ----------    ----------    ----------
BALANCE, BEGINNING OF YEAR                                $    2,915    $    2,997    $    2,926
Acquisition costs deferred                                       732           666           637
Amortization charged to income                                  (479)         (418)         (365)
Effect of unrealized gains and losses                             34          (330)         (201)
                                                          ----------    ----------    ----------
BALANCE, END OF YEAR                                      $    3,202    $    2,915    $    2,997
                                                          ==========    ==========    ==========

     Amortization charged to income includes $46 million, $2 million and $17 million in 2003, 2002 and 2001, respectively, due to realized capital gains and losses.

11. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES

     The Company leases certain office facilities and computer equipment. Total rent expense for all leases was $2 million, $2 million and $3 million in 2003, 2002 and 2001, respectively.

     Minimum rental commitments under noncancelable operating leases with an initial or remaining term of more than one year as of December 31, 2003 are as follows:

(IN MILLIONS)

     2004                                      $       1
     2005                                              1
     2006                                              -
     2007                                              -
     2008                                              -
     Thereafter                                        -
                                               ---------
                                               $       2
                                               =========

GUARANTY FUNDS

     Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in a particular state. The Company's expenses related to these funds have been immaterial.

GUARANTEES

     The Company owns certain fixed income securities that obligate the Company to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of specified credit events for the referenced entities. Additionally, the Company has written credit default swaps that obligate the Company to make a payment upon the occurrence of specified credit events. In the event all such specified credit events were to occur, the Company's maximum amount at risk on these fixed income securities and written credit default swaps, as measured by the par value and notional value, respectively, was $132 million at December 31, 2003. The obligations associated with these fixed income securities and written credit default swaps expire at various times during the next seven years.

     Lincoln Benefit Life Company ("LBL"), a wholly owned subsidiary of ALIC, has issued universal life insurance contracts to third parties who finance the premium payments on the universal life insurance contracts through a commercial paper program. LBL has issued a repayment guarantee on the outstanding commercial paper balance that is fully collateralized by the cash surrender value of the universal life insurance contracts. At December 31, 2003, the amount due under the commercial paper program is $300 million and the cash surrender value of the policies is $306 million. The repayment guarantee expires
April 30, 2006.

     In the normal course of business, the Company provides standard indemnifications to counterparties in contracts in connection with numerous transactions, including indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits.
The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not

                                       32



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Because the obligated amounts of the indemnifications are not explicitly stated in many cases, the maximum amount of the obligation under such indemnifications is not determinable.
Historically, the Company has not made any material payments pursuant to these obligations.

     Pursuant to their respective bylaws, the Company and its subsidiaries indemnify their respective directors, officers and other individuals serving at the request of the Company as a director or officer or in a similar capacity in another entity for liabilities and expenses arising from litigation in specified circumstances. Since these indemnifications are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount due under these indemnifications.

     The aggregate liability balance related to all guarantees was not material as of December 31, 2003.

REGULATION

     The Company is subject to changing social, economic and regulatory conditions. Recent state and federal regulatory initiatives and proceedings have included efforts to remove barriers preventing banks from engaging in the securities and insurance businesses, change tax laws affecting the taxation of insurance companies and the tax treatment of insurance products or competing non-insurance products that may impact the relative desirability of various personal investment products and otherwise expand overall regulation of insurance products and the insurance industry. The ultimate changes and eventual effects of these initiatives on the Company's business, if any, are uncertain.

LEGAL PROCEEDINGS

     Legal proceedings involving Allstate agencies and AIC may impact the Company, even when the Company is not directly involved, because the Company sells its products through a variety of distribution channels including Allstate agencies. Consequently, information about the more significant of these proceedings is provided below.

     AIC is defending various lawsuits involving worker classification issues.
These lawsuits include a number of putative class actions and one certified class action challenging the overtime exemption claimed by AIC under the Fair
Labor Standards Act or state wage and hour laws. These class actions mirror similar lawsuits filed recently against other carriers in the industry and other employers. A putative nationwide class action filed by former employee agents also includes a worker classification issue; these agents are challenging certain amendments to the Agents Pension Plan and are seeking to have exclusive agent independent contractors treated as employees for benefit purposes. AIC has been vigorously defending these and various other worker classification lawsuits. The outcome of these disputes is currently uncertain.

     AIC is also defending certain matters relating to its agency program reorganization announced in 1999. These matters include an investigation by the U.S. Department of Labor and a lawsuit filed in December 2001 by the U.S. Equal
Employment Opportunity Commission ("EEOC") with respect to allegations of retaliation under the Age Discrimination in Employment Act, the Americans with Disabilities Act and Title VII of the Civil Rights Act of 1964. A putative nationwide class action has also been filed by former employee agents alleging various violations of ERISA, breach of contract and age discrimination. AIC has been vigorously defending these lawsuits and other matters related to its agency program reorganization. In addition, AIC is defending certain matters relating to its life agency program reorganization announced in 2000. These matters include an investigation by the EEOC with respect to allegations of age discrimination and retaliation. AIC is cooperating fully with the agency investigation and will continue to vigorously defend these and other claims related to the life agency program reorganization. The outcome of these disputes is currently uncertain.

     The Company is defending various lawsuits and regulatory proceedings that allege that it engaged in business or sales practices inconsistent with state or federal law. The Company has been vigorously defending these matters, but their outcome is currently uncertain.

     Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of an increasing number of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts. This litigation is based on a variety of issues including insurance and claim settlement practices.
The outcome of these disputes is currently unpredictable. However, at this time, based on their present status, it is the opinion of management that the ultimate liability, if any, in one or more of these other actions in excess of

                                       33



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

12. INCOME TAXES

     ALIC and its eligible domestic subsidiaries (the "Allstate Life Group") join with the Corporation (the "Allstate Group") in the filing of a consolidated federal income tax return and are party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing
Agreement, the Allstate Life Group pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Allstate Life Group in the consolidated federal income tax return. Effectively, this results in the Allstate Life
Group's annual income tax provision being computed, with adjustments, as if the Allstate Life Group filed a separate return. Certain domestic subsidiaries are not eligible to join in the consolidated federal income tax return and file separate tax returns.

     The Internal Revenue Service ("IRS") has completed its review of the Corporation's federal income tax returns through the 1996 tax year. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or results of operations of the Company.

     The components of the deferred income tax assets and liabilities at December 31 are as follows:

(IN MILLIONS)                                           2003         2002
                                                     ----------   ----------
DEFERRED ASSETS
Life and annuity reserves                            $      666   $      601
Other assets                                                150          185
                                                     ----------   ----------
  Total deferred assets                                     816          786
DEFERRED LIABILITIES
Deferred policy acquisition costs                        (1,003)        (938)
Unrealized net capital gains                               (567)        (566)
Other liabilities                                           (25)          10
                                                     ----------   ----------
  Total deferred liabilities                             (1,595)      (1,494)
                                                     ----------   ----------
   Net deferred liability                            $     (779)  $     (708)
                                                     ==========   ==========

     Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved. There were no valuation allowances on deferred tax assets at December 31, 2003 and 2002.

     The components of income tax expense for the years ended December 31 are as follows:

(IN MILLIONS)                                                2003          2002          2001
                                                          ----------    ----------    ----------
Current                                                   $       86    $      142    $      156
Deferred                                                          76           (85)           23
                                                          ----------    ----------    ----------
Total income tax expense                                  $      162    $       57    $      179
                                                          ==========    ==========    ==========

     The Company paid income taxes of $161 million, $116 million and $116 million in 2003, 2002 and 2001, respectively. The Company had a current income tax asset of $24 million and a current income tax liability of $50 million at December 31, 2003 and 2002, respectively.

     A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the years ended December 31 is as follows:

                                                             2003          2002          2001
                                                          ----------    ----------    ----------
Statutory federal income tax rate                               35.0%         35.0%         35.0%
Adjustment to prior year tax liabilities                         2.4         (12.9)            -
Dividends received deduction                                    (2.6)         (4.0)         (2.4)
Other                                                            1.1           0.9          (0.2)
                                                          ----------    ----------    ----------
  Effective income tax rate                                     35.9%         19.0%         32.4%
                                                          ==========    ==========    ==========

                                       34



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Adjustments for prior year tax liabilities were an increase in expense of $11 million and a decrease in expense of $39 million in 2003 and 2002, respectively, which primarily resulted from Internal Revenue Service developments and reconciliation of deferred taxes.

     Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 2003, approximately $94 million, will result in federal income taxes payable of $33 million if distributed by the Company. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since 1983.

13. CAPITAL STRUCTURE

DEBT OUTSTANDING

     The Company was determined to be the primary beneficiary of a previously unconsolidated structured investment security considered a VIE under FIN 46. As a result, the VIE was consolidated in 2003 resulting in an increase in debt of $45 million in the consolidated financial statements. The underlying debt of the structured investment security VIE is zero coupon and matures in 2007.

PREFERRED STOCK

     The Company has one series of non-voting, redeemable preferred stock.
Redeemable preferred stock--Series A was issued to The Northbrook Corporation, a subsidiary of AIC, which is redeemable at the option of the Company at any time five years after the issuance date at a price of $100 per share plus cumulative accrued and unpaid dividends. If the Company is liquidated or dissolved, holders of the preferred stock will be entitled to payments of $100 per share plus cumulative accrued and unpaid dividends.

     For redeemable preferred stock--Series A, the Company's Board of Directors declares and pays a cash dividend from time to time, but not more frequently than quarterly. The dividend is based on the three month LIBOR rate. Dividends of $2 million, $3 million and $5 million were paid during 2003, 2002, and 2001, respectively. There were no accrued and unpaid dividends for Series A preferred stock at December 31, 2003.

     Redeemable preferred stock--Series A subscriptions receivable resulted from the Company's issuance of additional shares to The Northbrook Corporation in return for $14 million in cash, which was received on January 14, 2002.

     On December 28, 2001 AIC made a capital contribution to ALIC of all of the issued and outstanding ALIC Redeemable preferred stock--Series B, resulting in an increase in additional capital paid-in of $117 million.

     For redeemable preferred stock--Series B, cash dividends of 6.9% per annum were payable annually in arrears on the last business day of each year to the shareholder of record on the immediately preceding business day. Dividends of $8 million were paid during 2001.

                                       35



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. STATUTORY FINANCIAL INFORMATION

     The following table reconciles consolidated net income for the years ended
December 31, and consolidated shareholder's equity at December 31, as reported herein in conformity with GAAP with total statutory net income and capital and surplus of ALIC and its insurance subsidiaries, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:

                                                                     NET INCOME                    SHAREHOLDER'S EQUITY
                                                       --------------------------------------    ------------------------
(IN MILLIONS)                                             2003          2002          2001          2003          2002
                                                       ----------    ----------    ----------    ----------    ----------
Balance per GAAP                                       $      278    $      245    $      368    $    6,429    $    6,362
Undistributed net income of certain subsidiaries               (3)           18             7             -             -
Unrealized gain/loss on fixed income securities                 -             -             -        (3,253)       (3,082)
Deferred policy acquisition costs                            (250)         (248)         (291)       (3,202)       (2,915)
Deferred income taxes                                          75             7            18           980         1,325
Employee benefits                                              25             6             8            20           (18)
Reserves and non-admitted assets                              397            46           112         1,932         1,255
Separate Accounts                                               -             -             -           401           396
Other                                                          87            42             5           253           (78)
                                                       ----------    ----------    ----------    ----------    ----------
Balance per statutory accounting practices             $      609    $      116    $      227    $    3,560    $    3,245
                                                       ==========    ==========    ==========    ==========    ==========

     ALIC and each of its insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile.
Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules.
Permitted statutory accounting practices encompass all accounting practices not so prescribed.

     All states require domiciled insurance companies to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual ("Codification"), subject to any deviations prescribed or permitted by the applicable insurance commissioner and/or director.

DIVIDENDS

     The ability of ALIC to pay dividends is dependent on business conditions, income, cash requirements of ALIC, receipt of dividends from its subsidiaries and other relevant factors. The payment of shareholder dividends by ALIC to AIC without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months.

     In the twelve-month period beginning January 1, 2003, ALIC paid dividends of $201 million, which was less than the maximum amount allowed under Illinois insurance law without the prior approval of the Illinois Department of Insurance
("IL DOI") based on 2002 formula amounts. Based on 2003 ALIC statutory net income, the maximum amount of dividends ALIC will be able to pay without prior
IL DOI approval at a given point in time during 2004 is $551 million, less dividends paid during the preceding twelve months measured at that point in time.

RISK-BASED CAPITAL

     The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital ("RBC"). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. At December
31, 2003, RBC for ALIC and each of its insurance subsidiaries was above levels that would require regulatory action.

15. BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT PLANS

     Defined benefit pension plans, sponsored by AIC, cover most full-time employees, certain part-time employees and employee-agents. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. A cash balance formula was added to the Allstate Retirement
Plan effective January 1, 2003. All eligible employees hired before August 1,
2002 were provided with a one-time opportunity to choose between the cash

                                       36



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

balance formula and the final average pay formula. The cash balance formula applies to all eligible employees hired after August 1, 2002. AIC's funding policy for the pension plans is to make annual contributions in accordance with regulations under the Internal Revenue Code and in accordance with generally accepted actuarial principles. The allocated cost to the Company included in net income for the pension plans in 2003 and 2002 was $22 million and $11 million, respectively, while the allocated benefit to the Company included in net income in 2001 was $1 million.

     AIC also provides certain health care and life insurance subsidies for employees hired before January 1, 2003 when they retire. Qualified employees may become eligible for these benefits if they retire in accordance with AIC's established retirement policy and are continuously insured under AIC's group plans or other approved plans in accordance with the plan's participation requirements. AIC shares the cost of the retiree medical benefits with retirees based on years of service, with AIC's share being subject to a 5% limit on annual medical cost inflation after retirement. AIC has the right to modify or terminate these plans. The allocated cost to the Company included in net income was $6 million, $6 million and $5 million for postretirement benefits other than pension plans in 2003, 2002 and 2001, respectively.

PROFIT SHARING PLANS

     Employees of AIC are eligible to become members of The Savings and Profit
Sharing Fund of Allstate Employees ("Allstate Plan"). The Corporation's contributions are based on the Corporation's matching obligation and performance. The Company's allocation of profit sharing expense from the Corporation was $13 million, $15 million, and $5 million in 2003, 2002 and 2001, respectively.

16. OTHER COMPREHENSIVE INCOME

     The components of other comprehensive income on a pre-tax and after-tax basis for the years ended December 31 are as follows:

                                                  2003                          2002                          2001
                                        ---------------------------   ---------------------------   ---------------------------
(IN MILLIONS)                           PRETAX    TAX     AFTER-TAX   PRETAX    TAX     AFTER-TAX   PRETAX    TAX     AFTER-TAX
                                        ------   ------   ---------   ------   ------   ---------   ------   ------   ---------
UNREALIZED CAPITAL GAINS AND LOSSES
Unrealized holding gains (losses)
  arising during the period             $  (46)  $   16   $     (30)  $  167   $  (58)  $     109   $ (109)  $   38   $     (71)
Less: reclassification adjustment          (43)      15         (28)    (479)     168        (311)    (232)      81        (151)
                                        ------   ------   ---------   ------   ------   ---------   ------   ------   ---------
Unrealized net capital gains (losses)       (3)       1          (2)     646     (226)        420      123      (43)         80

Cumulative effect of change in
  accounting for derivative and
  embedded derivative financial
  instruments                                -        -           -        -        -           -       (1)       -          (1)
Net gains (losses) on derivatives
  arising during the period                  -        -           -       (6)       2          (4)      (1)       -          (1)
Less: reclassification adjustment
  for derivative instruments                (5)       2          (3)       -        -           -        4       (2)          2
                                        ------   ------   ---------   ------   ------   ---------   ------   ------   ---------
Net gains (losses) on derivative
  instruments                                5       (2)          3       (6)       2          (4)      (6)       2          (4)
                                        ------   ------   ---------   ------   ------   ---------   ------   ------   ---------
Unrealized net capital gains (losses)
  and net gains (losses) on derivative
  instruments                                2       (1)          1      640     (224)        416      117      (41)         76

UNREALIZED FOREIGN CURRENCY
  TRANSLATION ADJUSTMENTS                    -        -           -       (1)       -          (1)       3       (1)          2
                                        ------   ------   ---------   ------   ------   ---------   ------   ------   ---------
Other comprehensive income              $    2   $   (1)  $       1   $  639   $ (224)  $     415   $  120   $  (42)  $      78
                                        ======   ======   =========   ======   ======   =========   ======   ======   =========

                                       37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. QUARTERLY RESULTS (UNAUDITED)

                                                 FIRST QUARTER       SECOND QUARTER      THIRD QUARTER       FOURTH QUARTER
                                              -------------------   -----------------  ------------------   -----------------
(IN MILLIONS)                                   2003       2002      2003      2002     2003       2002      2003      2002
                                              ---------   -------   -------   -------  -------   --------   --------  -------
Revenues                                      $   1,244   $ 1,069   $ 1,143   $ 1,193  $ 1,203   $  1,002   $  1,239  $ 1,168
Income before cumulative effect of
  change in accounting principle, after-tax          39        87        85       107      119          4         48       47
Net income                                           39        87        85       107      119          4         35       47

                                       38

                          PART I. FINANCIAL INFORMATION
                          ITEM 1. FINANCIAL STATEMENTS

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                              SEPTEMBER 30,                   SEPTEMBER 30,
                                                                      ------------------------------  ------------------------------
(IN MILLIONS)                                                             2004            2003            2004            2003
                                                                      --------------  --------------  --------------  --------------
                                                                               (UNAUDITED)                     (UNAUDITED)
REVENUES
Premiums                                                              $         141   $         204   $         443   $         725
Contract charges                                                                244             214             714             642
Net investment income                                                           828             775           2,406           2,295
Realized capital gains and losses                                               (52)             10            (147)            (72)
                                                                      --------------  --------------  --------------  --------------
                                                                              1,161           1,203           3,416           3,590
COSTS AND EXPENSES
Contract benefits                                                               332             351             981           1,196
Interest credited to contractholder funds                                       485             447           1,397           1,319
Amortization of deferred policy acquisition costs                               126              98             350             355
Operating costs and expenses                                                    104             122             329             361
                                                                      --------------  --------------  --------------  --------------
                                                                              1,047           1,018           3,057           3,231

Loss on disposition of operations                                                --             (13)            (17)            (13)
                                                                      --------------  --------------  --------------  --------------

INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND CUMULATIVE
   EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, AFTER-TAX                          114             172             342             346

Income tax expense                                                               38              53             120             103
                                                                      --------------  --------------  --------------  --------------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE,
   AFTER-TAX                                                                     76             119             222             243

Cumulative effect of change in accounting principle, after-tax                   --              --            (175)             --
                                                                      --------------  --------------  --------------  --------------

NET INCOME                                                            $          76   $         119   $          47   $         243
                                                                      ==============  ==============  ==============  ==============

            See notes to condensed consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


(IN MILLIONS, EXCEPT PAR VALUE DATA)                                                              SEPTEMBER 30,      DECEMBER 31,
                                                                                                      2004               2003
                                                                                                 ----------------  -----------------
                                                                                                   (UNAUDITED)
ASSETS
Investments
   Fixed income securities, at fair value (amortized cost $53,946 and $48,401)                   $        57,360   $         51,578
   Mortgage loans                                                                                          7,240              6,354
   Equity securities                                                                                         285                164
   Short-term                                                                                              1,995                765
   Policy loans                                                                                              705                686
   Other                                                                                                     523                442
                                                                                                 ----------------  -----------------
     Total investments                                                                                    68,108             59,989

Cash                                                                                                         218                121
Deferred policy acquisition costs                                                                          3,039              3,202
Reinsurance recoverables, net                                                                              1,399              1,185
Accrued investment income                                                                                    610                567
Other assets                                                                                                 495                323
Separate Accounts                                                                                         13,313             13,425
                                                                                                 ----------------  -----------------
   TOTAL ASSETS                                                                                  $        87,182   $         78,812
                                                                                                 ================  =================
LIABILITIES
Contractholder funds                                                                             $        51,376   $         44,914
Reserve for life-contingent contract benefits                                                             11,010             10,480
Unearned premiums                                                                                             31                 32
Payable to affiliates, net                                                                                    63                114
Other liabilities and accrued expenses                                                                     4,492              2,594
Deferred income taxes                                                                                        609                779
Long-term debt                                                                                               110                 45
Separate Accounts                                                                                         13,313             13,425
                                                                                                 ----------------  -----------------
   TOTAL LIABILITIES                                                                                      81,004             72,383
                                                                                                 ----------------  -----------------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 5)

SHAREHOLDER'S EQUITY
Redeemable preferred stock - series A, $100 par value, 1.5 million shares
  authorized, 49,230 and 815,460 shares issued and outstanding                                                 5                 82
Redeemable preferred stock - series B, $100 par value, 1.5 million shares authorized, none issued
Common stock, $227 par value, 23,800 shares authorized and outstanding                                         5                  5
Additional capital paid-in                                                                                 1,077              1,067
Retained income                                                                                            4,069              4,222
Accumulated other comprehensive income:
     Unrealized net capital gains and losses and net gains and losses on derivative financial
        instruments                                                                                        1,022              1,053
                                                                                                 ----------------  -----------------

   TOTAL ACCUMULATED OTHER COMPREHENSIVE INCOME                                                            1,022              1,053
                                                                                                 ----------------  -----------------

   TOTAL SHAREHOLDER'S EQUITY                                                                              6,178              6,429
                                                                                                 ----------------  -----------------

   TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                                    $        87,182   $         78,812
                                                                                                 ================  =================

           See notes to condensed consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                         NINE MONTHS ENDED
                                                                                                           SEPTEMBER 30,
                                                                                                 -----------------------------------
(IN MILLIONS)                                                                                         2004               2003
                                                                                                 ----------------  -----------------
                                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                                       $            47   $            243
   Adjustments to reconcile net income to net cash provided by operating activities:
     Amortization and other non-cash items                                                                  (104)              (127)
     Realized capital gains and losses                                                                       147                 72
     Cumulative effect of change in accounting principle                                                     175                 --
     Interest credited to contractholder funds                                                             1,397              1,319
     Changes in:
        Contract benefit and other insurance reserves                                                       (185)                30
        Unearned premiums                                                                                      2                  3
        Deferred policy acquisition costs                                                                   (227)              (186)
        Reinsurance recoverables, net                                                                       (131)              (101)
        Income taxes payable                                                                                 (26)                42
        Other operating assets and liabilities                                                               (54)               150
                                                                                                 ----------------  -----------------
          Net cash provided by operating activities                                                        1,041              1,445
                                                                                                 ----------------  -----------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales
   Fixed income securities                                                                                 6,306              6,171
   Equity securities                                                                                         159                 63
Investment collections
   Fixed income securities                                                                                 3,264              3,495
   Mortgage loans                                                                                            525                506
Investment purchases
   Fixed income securities                                                                               (14,315)           (14,786)
   Equity securities                                                                                        (225)               (32)
   Mortgage loans                                                                                         (1,422)              (866)
Change in short-term investments, net                                                                         16                321
Change in other investments, net                                                                             (81)               (35)
                                                                                                 ----------------  -----------------
          Net cash used in investing activities                                                           (5,773)            (5,163)
                                                                                                 ----------------  -----------------
CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of mandatorily redeemable preferred stock                                                         (13)               (11)
Contractholder fund deposits                                                                               9,722              7,492
Contractholder fund withdrawals                                                                           (4,680)            (3,889)
Dividends paid                                                                                              (200)               (27)
                                                                                                 ----------------  -----------------
          Net cash provided by financing activities                                                        4,829              3,565
                                                                                                 ----------------  -----------------
NET INCREASE (DECREASE) IN CASH                                                                               97               (153)
CASH AT BEGINNING OF THE PERIOD                                                                              121                252
                                                                                                 ----------------  -----------------
CASH AT END OF PERIOD                                                                            $           218   $             99
                                                                                                 ================  =================

           See notes to condensed consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.   BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements include the accounts of Allstate Life Insurance Company ("ALIC") and its wholly owned subsidiaries (together with ALIC, the "Company"). ALIC is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation").

     The condensed consolidated financial statements and notes as of September 30, 2004, and for the three-month and nine-month periods ended September 30, 2004 and 2003 are unaudited. The condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals), which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods. These condensed consolidated financial statements and notes should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

     To conform to the 2004 presentation, certain amounts in the prior year's condensed consolidated financial statements and notes have been reclassified.

     Equity securities include common stocks, non-redeemable preferred stocks and limited partnership interests. Common stocks and non-redeemable preferred stocks had a carrying value of $153 million and $83 million, and cost of $147 million and $79 million at September 30, 2004 and December 31, 2003, respectively. Investments in limited partnership interests had a carrying value of $132 million and $81 million at September 30, 2004 and December 31, 2003, respectively.

     Non-cash investment exchanges and modifications, which primarily reflect refinancings of fixed income securities and mergers completed with equity securities, totaled $38 million for both the nine months ended September 30, 2004 and 2003.

     In August 2004, the boards of directors of ALIC and Glenbrook Life and Annuity Company ("GLAC") approved the merger of GLAC, a consolidated wholly owned subsidiary of ALIC, into ALIC, expected to be effective January 1, 2005. ALIC will be the surviving legal entity and GLAC will cease to exist as an independent entity. ALIC and GLAC expect to receive all required regulatory approvals.

ADOPTED ACCOUNTING STANDARDS

STATEMENT OF POSITION NO. 03-1, "ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS" ("SOP 03-1")

     On January 1, 2004, the Company adopted SOP 03-1. The major provisions of the SOP affecting the Company require:

     - Establishment of reserves primarily related to death benefit and income benefit guarantees provided under variable annuity contracts;

     - Deferral of sales inducements that meet certain criteria, and amortization using the same method used for deferred policy acquisition costs ("DAC"); and

     - Reporting and measuring assets and liabilities of certain separate accounts products as investments and contractholder funds rather than as separate accounts assets and liabilities when specified criteria are present.

     EFFECTS OF ADOPTION

     The cumulative effect of the change in accounting principle from implementing SOP 03-1 was a loss of $175 million, after-tax ($269 million, pre-tax). It was comprised of an increase in benefits reserves (primarily for variable annuity contracts) of $145 million, pre-tax, and a reduction in DAC and deferred sales inducements ("DSI") of $124 million, pre-tax.

     The SOP requires consideration of a range of potential results to estimate the cost of variable annuity death benefits and income benefits, which generally necessitates the use of stochastic modeling techniques. To maintain consistency with the assumptions used in the establishment of reserves for variable annuity guarantees, the Company utilized the results of this stochastic modeling to estimate expected gross profits, which form the basis for determining the amortization of DAC and DSI. This new modeling approach resulted in a lower estimate of expected gross profits, and therefore resulted in a write-down of DAC and DSI.

     In 2004, DSI and related amortization is classified within the Condensed Consolidated Statements of Financial Position and Operations as other assets and interest credited to contractholder funds, respectively. The amounts are provided below.

     The Company reclassified $204 million of separate accounts assets and liabilities to investments and contractholder funds, respectively.

     LIABILITIES FOR CONTRACT GUARANTEES

     The Company offers various guarantees to variable contractholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (death benefits), upon annuitization (income benefits), or at specified dates during the accumulation period (accumulation benefits). To manage the risk associated with a portion of its minimum guaranteed death and income benefits, the Company acquired reinsurance for policies issued prior to January 1, 2000. Additionally, the Company hedges death benefits for substantially all contracts issued since January 1, 2003 and accumulation benefits for all contracts issued.

     The table below presents information regarding the Company's variable contracts with guarantees. The Company's variable annuity contracts may offer more than one type of guarantee in each contract; therefore, the sum of amounts listed exceeds the total account balances of variable annuity contracts' separate accounts with guarantees.


($ IN MILLIONS)                                                                   SEPTEMBER 30,
                                                                                       2004
                                                                                 -----------------
IN THE EVENT OF DEATH
   Account value                                                                 $         13,056
   Net amount at risk (1)                                                        $          2,398
   Average attained age of contractholders                                               63 years

AT ANNUITIZATION
   Account value                                                                 $          3,626
   Net amount at risk (2)                                                        $             86
   Weighted average waiting period until annuitization options available                  7 years

ACCUMULATION AT SPECIFIED DATES
   Account value                                                                 $            377
   Net amount at risk (3)                                                        $             --
   Weighted average waiting period until guarantee date                                  11 years

     (1) Defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.
     (2) Defined as the present value of the minimum guaranteed annuity payments determined in accordance with the terms of the contract in excess of the current account balance.
     (3) Defined as the present value of the guaranteed minimum accumulation balance in excess of the current account balance.

-------------------------

     Account balances of variable contracts' separate accounts with guarantees were invested as follows:

(IN MILLIONS)                                                             SEPTEMBER 30, 2004
                                                                         ---------------------
Equity securities (including mutual funds)                               $             12,384
Cash and cash equivalents                                                                 672
                                                                         ---------------------
Total variable contracts' separate account assets with guarantees        $             13,056
                                                                         =====================

     The following table summarizes the liabilities for guarantees:

(IN MILLIONS)                                               LIABILITY FOR     LIABILITY FOR
                                           LIABILITY FOR      GUARANTEES       GUARANTEES
                                             GUARANTEES       RELATED TO       RELATED TO
                                          RELATED TO DEATH     INCOME         ACCUMULATION
                                              BENEFITS        BENEFITS          BENEFITS              TOTAL
                                         ----------------- -----------------  ----------------  -----------------

Balance at January 1, 2004               $            118  $             41   $            --   $            159
   Less reinsurance recoverables                      (12)               (2)               --                (14)
                                         ----------------- -----------------  ----------------  -----------------
Net balance at January 1, 2004                        106                39                --                145
Incurred guaranteed benefits                           30                 5                 1                 36
Paid guarantee benefits                               (49)               --                --                (49)
                                         ----------------- -----------------  ----------------  -----------------
   Net change                                         (19)                5                 1                (13)
Net balance at September 30, 2004                      87                44                 1                132
   Plus reinsurance recoverables                       10                --                --                 10
                                         ----------------- -----------------  ----------------  -----------------
Balance, September 30, 2004 (1)          $             97  $             44   $             1   $            142
                                         ================= =================  ================  =================

     (1) Included in the total reserve balance are reserves for variable annuity death benefits of $81 million, variable annuity income benefits of $17 million, variable annuity accumulation benefits of $1 million and other guarantees of $43 million.

-------------------------

     The liability for death and income benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges. For guarantees related to death benefits, benefits represent the current guaranteed minimum death benefit payments in excess of the current account balance. For guarantees related to income benefits, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.

     Projected benefits and contract charges used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based on factors such as the extent of benefit to the potential annuitant, eligibility conditions and the annuitant's attained age. The liability for guarantees will be re-evaluated periodically, and adjustments will be made to the liability balance through a charge or credit to contract benefits.

     Guarantees related to accumulation benefits are considered to be derivative financial instruments; therefore, the liability for accumulation benefits is established based on its fair value.

     DEFERRED SALES INDUCEMENTS

     Costs related to sales inducements offered on sales to new customers, principally on investment contracts and primarily in the form of additional credits to the customer's account value or enhancements to interest credited for a specified period, which are beyond amounts currently being credited to existing contracts, are deferred and recorded as other assets. All other sales inducements are expensed as incurred and included in interest credited to contractholder funds on the Condensed Consolidated Statements of Operations. DSI is amortized to income using the same methodology and assumptions as DAC, and included in interest credited to contractholder funds. DSI is periodically reviewed for recoverability and written down when necessary.

     DSI activity for the nine months ended September 30, 2004 was as follows:

(IN MILLIONS)

Balance, January 1, 2004                                $             99
Sales inducements deferred                                            40
Amortization charged to income                                       (26)
Effects of unrealized gains and losses                                 6
                                                        -----------------
Balance, September 30, 2004                             $            119
                                                        =================

EMERGING ISSUES TASK FORCE ISSUE NO. 03-1, "THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS" ("EITF 03-1") AND FSP EITF 03-1-1, "EFFECTIVE DATE OF PARAGRAPHS 10-20 OF EITF ISSUE NO. 03-1, THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS" ("FSP EITF 03-1-1")

     In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF 03-1, which was to be effective for fiscal periods beginning after June 15, 2004. EITF 03-1 requires that when the fair value of an investment security is less than its carrying value an impairment exists for which a determination must be made as to whether the impairment is temporary or other-than-temporary. An impairment loss should be recognized equal to the difference between the investment's carrying value and its fair value when an impairment is other-than-temporary. Subsequent to an other-than temporary impairment loss, a debt security should be accounted for in accordance with Statement of Position No. 03-3, "Accounting for Loans and Certain Debt Securities Acquired in a Transfer", which allows the accretion of the discount between the carrying value and expected value of a security if the amount and timing of the receipt of the expected cash flows is reasonably estimable. EITF 03-1 also indicates that although not presumptive, a pattern of selling investments prior to the forecasted recovery may call into question an investor's intent to hold the security until it recovers in value or otherwise matures.

     The EITF 03-1 impairment model applies to all investment securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and to investment securities accounted for under the cost method. The final consensus on EITF 03-1 included additional disclosure requirements incremental to those adopted by the Company effective December 31, 2003 that will be effective December 31, 2004. In September 2004, the FASB issued FSP EITF Issue 03-1-1, which deferred the effective date of the impairment measurement and recognition provisions contained in paragraphs 10-20 of EITF 03-1 until proposed FSP EITF 03-1-a is issued. (See Pending Accounting Standard.)

PENDING AND RECENTLY ISSUED ACCOUNTING STANDARDS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS ("AICPA") TECHNICAL PRACTICE AID ("TPA") RE. SOP 03-1

     In September 2004, the staff of the AICPA, aided by industry experts, issued a set of technical questions and answers on financial accounting and reporting issues related to SOP 03-1 that will be included in the AICPA's TPAs. The TPA addresses a number of issues related to SOP 03-1 including when it is necessary to establish a liability in addition to the account balance for certain contracts that meet the definition of an insurance contract and have amounts assessed against the contractholder in a manner that is expected to result in profits in earlier years and losses in subsequent years from the insurance benefit function. The Company is in the process of evaluating the impact of the TPA. The impact of the TPA is not expected to be material to the Company's Condensed Consolidated Statements of Operations or Financial Position.

FSP EITF ISSUE 03-1-a, "IMPLEMENTATION GUIDANCE FOR THE APPLICATION OF PARAGRAPH
   16 OF EITF ISSUE NO. 03-1, "THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS" ("FSP EITF ISSUE 03-1-a").

     In September 2004, the FASB issued proposed FSP EITF 03-1-a, that addresses the application of paragraph 16 of EITF Issue 03-1 to debt securities that are impaired because of increases in interest rates, and/or credit sector spread. Thereafter, in connection with its decision to defer the effective date of paragraphs 10-20 of EITF 03-1 through the issuance of FSP EITF Issue 03-1-1, the FASB requested from its constituents information about both the issues set forth in FSP EITF 03-1-a as well as the issues that arose during the FSP EITF 03-1-b, "EFFECTIVE DATE OF PARAGRAPH 16 OF EITF ISSUE NO. 03-1, THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS", comment letter process.

     Due to the uncertainty as to how all of the relevant outstanding issues will be resolved, the Company is unable to determine the impact of adopting paragraphs 10-20 of EITF 03-1 until final implementation guidance is issued. Adoption of paragraphs 10-20 of EITF 03-1 may have a material impact on the Company's Condensed Consolidated Statements of Operation but is not expected to have a material impact on the Company's Condensed Consolidated Statements of Financial Position since fluctuations in fair value are already recorded in accumulated other comprehensive income.

2.   DISPOSITION

     The Company disposed of the majority of its direct response distribution business in the first quarter of 2004 and is in the process of disposing of its remaining direct response distribution business. In connection with those disposal activities, the Company recorded a loss on disposition of $17 million pre-tax ($11 million after-tax) for the nine months ended September 30, 2004.

3.   REINSURANCE

     The effects of reinsurance on premiums and contract charges are as follows:

                                                                  THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                     SEPTEMBER 30,                   SEPTEMBER 30,
                                                             ------------------------------  ------------------------------
(IN MILLIONS)                                                    2004            2003            2004            2003
                                                             --------------  --------------  --------------  --------------
PREMIUMS AND CONTRACT CHARGES
Direct                                                       $         516   $         487   $       1,541   $       1,591
Assumed
   Affiliate                                                             4               4              13              15
   Non-affiliate                                                         2              22               6              66
Ceded-non-affiliate                                                   (137)            (95)           (403)           (305)
                                                             --------------  --------------  --------------  --------------

     Premiums and contract charges, net of reinsurance       $         385   $         418   $       1,157   $       1,367
                                                             ==============  ==============  ==============  ==============

     The effects of reinsurance on contract benefits are as follows:

                                                           THREE MONTHS ENDED               NINE MONTHS ENDED
                                                              SEPTEMBER 30,                   SEPTEMBER 30,
                                                      ------------------------------  ------------------------------
(IN MILLIONS)                                             2004            2003            2004            2003
                                                      --------------  --------------  --------------  --------------
CONTRACT BENEFITS
Direct                                                $         430   $         426   $       1,261   $       1,409
Assumed
   Affiliate                                                      3               2              10               4
   Non-affiliate                                                  1              14               4              34
Ceded-non-affiliate                                            (102)            (91)           (294)           (251)
                                                      --------------  --------------  --------------  --------------
     Contract benefits, net of reinsurance            $         332   $         351   $         981   $       1,196
                                                      ==============  ==============  ==============  ==============

     For the nine-month period ended September 30, 2004, income tax expense on the Condensed Consolidated Statement of Operations includes $6 million of expense related to the write-off of a tax receivable resulting from the termination of a reinsurance agreement with a nonconsolidated affiliate that does not file with ALIC in the consolidated tax return.

4.   DEBT

     As of September 30, 2004, debt includes $64 million of mandatorily redeemable preferred stock ("preferred stock") that was reclassified to long-term debt during the second quarter of 2004 in accordance with the provisions of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The reclassification occurred as a result of changes to contractual arrangements between the Company and the holders of the preferred stock resulting in the preferred stock becoming mandatorily redeemable. As of December 31, 2003, the balance of the preferred stock subject to reclassification amounted to $77 million. During the first nine months of 2004, $13 million of this mandatorily redeemable preferred stock was redeemed.

5.   GUARANTEES AND CONTINGENT LIABILITIES

     GUARANTEES

     The Company owns certain fixed income securities that obligate the Company to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of specified credit events for the referenced entities. In the event all such specified credit events were to occur, the Company's maximum amount at risk on these fixed income securities, as measured by the par value, was $90 million at September 30, 2004. The obligations associated with these fixed income securities expire at various times during the next seven years.

     Lincoln Benefit Life Company ("LBL"), a wholly owned subsidiary of ALIC, has issued universal life insurance contracts to third parties who finance the premium payments on the universal life insurance contracts through a commercial paper program. LBL has issued a repayment guarantee on the outstanding commercial paper balance that is fully collateralized by the cash surrender value of the universal life insurance contracts. At September 30, 2004, the amount due under the commercial paper program is $302 million and the cash surrender value of the policies is $309 million. The repayment guarantee expires April 30, 2006.

     In the normal course of business, the Company provides standard indemnifications to counterparties in contracts in connection with numerous transactions, including indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Because the obligated amounts of the indemnifications are not explicitly stated in many cases, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

     The aggregate liability balance related to all guarantees was not material as of September 30, 2004.

REGULATION

     The Company is subject to changing social, economic and regulatory conditions. Recent state and federal regulatory initiatives and proceedings have included efforts to remove barriers preventing banks from engaging in the securities and insurance businesses, change tax laws affecting the taxation of insurance companies and the tax treatment of insurance products or competing non-insurance products that may impact the relative desirability of various personal investment products and otherwise expand overall regulation of insurance products and the insurance industry. The ultimate changes and eventual effects of these initiatives on the Company's business, if any, are uncertain.

     Regulatory bodies have contacted the Company and have requested information relating to variable insurance products, including such areas as market timing and late trading and sales practices. The Company believes that these inquiries are similar to those made to many financial services companies as part of an industry-wide investigation by various regulatory agencies into the practices, policies and procedures relating to variable insurance products sales and subaccount trading practices. The Company has and will continue to respond to these information requests and investigations. The Company at the present time is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's consolidated financial position.

LEGAL PROCEEDINGS

BACKGROUND

     The Company and certain of its affiliates are named as defendants in a number of lawsuits and other legal proceedings arising out of various aspects of its business. As background to the "Proceedings" sub-section below, please note the following:

     - These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including but not limited to, the underlying facts of each matter, novel legal issues, variations between jurisdictions in which matters are being litigated, differences in applicable laws and judicial interpretations, the length of time before many of these matters might be resolved by settlement or through litigation and, in some cases, the timing of their resolutions relative to other similar cases brought against other companies, the fact that some of these matters are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined, the fact that some of these matters involve multi-state class actions in which the applicable law(s) for the claims at issue is in dispute and therefore unclear, and the current challenging legal environment faced by large corporations and insurance companies.

     - In these matters, plaintiffs seek a variety of remedies including equitable relief in the form of injunctive and other remedies and monetary relief in the form of contractual and extra-contractual damages. In some cases, the monetary damages sought include punitive or treble damages or are not specified. Often more specific information beyond the type of relief sought is not available because plaintiffs have not requested more specific relief in their court pleadings. In those cases where plaintiffs have made a specific demand for monetary damages, they often specify damages just below a jurisdictional limit regardless of the facts of the case. This represents the maximum they can seek without risking removal from state court to federal court. In our experience, monetary demands in plaintiffs' court pleadings bear little relation to the ultimate loss, if any, to the Company.

     - For the reasons specified above, it is not possible to make meaningful estimates of the amount or range of loss that could result from these matters at this time. The Company reviews these matters on an on-going basis and follows the provisions of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, the Company bases its decisions on its assessment of the ultimate outcome following all appeals.

     - In the opinion of the Company's management, while some of these matters may be material to the Company's operating results for any particular period if an unfavorable outcome results, none will have a material adverse effect on the consolidated financial condition of the Company.

PROCEEDINGS

     Legal proceedings involving Allstate agencies and AIC may impact the Company, even when the Company is not directly involved, because the Company sells its products through a variety of distribution channels including Allstate agencies. Consequently, information about the more significant of these proceedings is provided below.

     AIC is defending various lawsuits involving worker classification issues. A putative nationwide class action filed by former employee agents includes a worker classification issue; these agents are challenging certain amendments to the Agents Pension Plan and are seeking to have exclusive agent independent contractors treated as employees for benefit purposes. This matter was dismissed with prejudice in late March 2004 by the trial court but will be the subject of further proceedings on appeal. AIC has been vigorously defending this and various other worker classification lawsuits. The outcome of these disputes is currently uncertain.

     AIC is defending certain matters relating to its agency program reorganization announced in 1999. These matters include a lawsuit filed in December 2001 by the U.S. Equal Employment Opportunity Commission ("EEOC") alleging retaliation under federal civil rights laws, a class action filed in August 2001 by former employee agents alleging retaliation and age discrimination under the Age Discrimination in Employment Act, breach of contract and ERISA violations, and a lawsuit filed in October 2004 by the EEOC alleging age discrimination with respect to a policy limiting the rehire of agents affected by the agency program reorganization. AIC is also defending another action, in which a class was certified in June 2004, filed by former employee agents who terminated their employment prior to the agency program reorganization. These plaintiffs have asserted claims under ERISA and for constructive discharge, and are seeking the benefits provided in connection with the reorganization. AIC has asked the court to reconsider its class certification ruling. In late March 2004, in the first EEOC lawsuit and class action lawsuit, the trial court issued a memorandum and order that, among other things, certified classes of agents, including a mandatory class of agents who had signed a release, for purposes of effecting the court's declaratory judgment that the release is voidable at the option of the release signer. The court also ordered that an agent who voids the release must return to AIC "any and all benefits received by the [agent] in exchange for signing the release." The court also "concluded that, on the undisputed facts of record, there is no basis for claims of age discrimination." The EEOC and plaintiffs have asked the court to clarify and/or reconsider its memorandum and order. The case otherwise remains pending. A putative nationwide class action has also been filed by former employee agents alleging various violations of ERISA. This matter was dismissed with prejudice in late March 2004 by the trial court but will be the subject of further proceedings on appeal. In these matters, plaintiffs seek compensatory and punitive damages, and equitable relief. AIC has been vigorously defending these lawsuits and other matters related to its agency program reorganization. In addition, AIC is defending certain matters relating to its life agency program reorganization announced in 2000. These matters include an investigation by the EEOC with respect to allegations of age discrimination and retaliation. AIC is cooperating fully with the agency investigation and will continue to vigorously defend these and other claims related to the life agency program reorganization. The outcome of these disputes is currently uncertain.

     The Company is defending various lawsuits and regulatory proceedings that allege that it engaged in business or sales practices inconsistent with state or federal law. In addition, the Company is defending a number of lawsuits brought by plaintiffs challenging trading restrictions the Company adopted in an effort to limit market-timing activity in its variable annuity sub-accounts. In one case, plaintiffs' motion for summary judgment on their breach of contract claims was granted and the matter will proceed to trial on damages pending the Company's request for an interlocutory appeal. In these various lawsuits, plaintiffs seek a variety of remedies including monetary and equitable relief. The Company has been vigorously defending these matters, but their outcome is currently uncertain.

OTHER MATTERS

     The Corporation and its affiliates, including the Company, have received interrogatories and demands to produce information from several regulatory and enforcement authorities. These authorities are seeking information relevant to on-going investigations into the possible violation of antitrust or insurance laws by unnamed parties and, in particular, are seeking information as to whether any person engaged in activities for the purpose of price fixing, market allocation, or bid rigging. Published press reports have indicated that numerous demands of this nature have been sent to insurance companies as part of industry-wide investigations. The Corporation intends to cooperate fully with these and any similar requests for information.

     Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of a number of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts. This litigation is based on a variety of issues including insurance and claim settlement practices. The outcome of these disputes is currently unpredictable. However, at this time, based on their present status, it is the opinion of management that the ultimate liability, if any, in one or more of these other actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

6.   OTHER COMPREHENSIVE INCOME

     The components of other comprehensive income on a pretax and after-tax basis are as follows:

                                                                                   THREE MONTHS ENDED
                                                                                      SEPTEMBER 30,
                                                      ------------------------------------------------------------------------------
                                                                      2004                                    2003
                                                      --------------------------------------  --------------------------------------
(IN MILLIONS)                                           PRETAX         TAX         AFTER-       PRETAX         TAX        AFTER-
                                                                                    TAX                                     TAX
                                                      ------------  -----------  -----------  ------------ ------------ ------------
UNREALIZED NET CAPITAL GAINS AND LOSSES AND NET
   GAINS AND LOSSES ON DERIVATIVE FINANCIAL
   INSTRUMENTS
Unrealized holding gains (losses) arising during
   the period                                         $       494   $     (173)  $      321   $      (315) $       110  $      (205)
Less: reclassification adjustments                            (52)          18          (34)           11           (4)           7
                                                      ------------  -----------  -----------  ------------ ------------ ------------
Unrealized net capital gains (losses)                         546         (191)         355          (326)         114         (212)
                                                      ------------  -----------  -----------  ------------ ------------ ------------
Net gains (losses) on derivative financial                     --           --           --            --           --           --
   instruments arising during the period
Less: reclassification adjustments                             (1)           1           --            --           --           --
                                                      ------------  -----------  -----------  ------------ ------------ ------------
Net gains (losses) on derivative financial                      1           (1)          --            --           --           --
   instruments
                                                      ------------  -----------  -----------  ------------ ------------ ------------
Other comprehensive income (loss)                     $       547   $     (192)         355   $      (326) $       114         (212)
                                                      ============  ===========               ============ ============
Net income                                                                               76                                     119
                                                                                 -----------                            ------------
Comprehensive income (loss)                                                      $      431                             $       (93)
                                                                                 ===========                            ============
                                                                                    NINE MONTHS ENDED
                                                                                      SEPTEMBER 30,
                                                      ------------------------------------------------------------------------------
                                                                      2004                                    2003
                                                      --------------------------------------  --------------------------------------
(IN MILLIONS)                                           PRETAX         TAX         AFTER-       PRETAX         TAX        AFTER-
                                                                                    TAX                                     TAX
                                                      ------------  -----------  -----------  ------------ ------------ ------------
UNREALIZED NET CAPITAL GAINS AND LOSSES AND NET
   GAINS AND LOSSES ON DERIVATIVE FINANCIAL
   INSTRUMENTS
Unrealized holding gains (losses) arising during
   the period                                         $      (156)  $       54   $     (102)  $       205  $       (72) $       133
Less: reclassification adjustments                           (107)          37          (70)          (51)          18          (33)
                                                      ------------  -----------  -----------  ------------ ------------ ------------
Unrealized net capital gains (losses)                         (49)          17          (32)          256          (90)         166
                                                      ------------  -----------  -----------  ------------ ------------ ------------
Net gains (losses) on derivative financial                     --           --           --            --           --           --
   instruments arising during the period
Less: reclassification adjustments                             (2)           1           (1)           (1)          --           (1)
                                                      ------------  -----------  -----------  ------------ ------------ ------------
Net gains (losses) on derivative financial                      2           (1)           1             1           --            1
   instruments
                                                      ------------  -----------  -----------  ------------ ------------ ------------
Other comprehensive income (loss)                     $       (47)  $       16          (31)  $       257  $       (90)         167
                                                      ============  ===========               ============ ============
Net income                                                                               47                                     243
                                                                                 -----------                            ------------
Comprehensive income                                                             $       16                             $       410
                                                                                 ===========                            ============

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Allstate Life Insurance Company:

     We have reviewed the accompanying condensed consolidated statement of financial position of Allstate Life Insurance Company and subsidiaries (the "Company") as of September 30, 2004, and the related condensed consolidated statements of operations for the three-month and nine-month periods ended September 30, 2004 and 2003, and the condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2004 and 2003. These interim financial statements are the responsibility of the Company's management.

     We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

     We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Allstate Life Insurance Company and subsidiaries as of December 31, 2003, and the related consolidated statements of operations and comprehensive income, shareholder's equity, and cash flows for the year then ended, not presented herein. In our report dated February 4, 2004, which report includes an explanatory paragraph as to changes in the Company's methods of accounting for embedded derivatives in modified coinsurance agreements and variable interest entities in 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2003 is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.


/s/ Deloitte & Touche LLP
------------------------
Chicago, Illinois
November 10, 2004

                             ---------------------------------------------------
                             ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
                             AND FOR THE PERIODS ENDED DECEMBER 31, 2003
                             AND DECEMBER 31, 2002, AND INDEPENDENT
                             AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholder of Allstate Life Insurance Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Financial Advisors Separate Account I (the "Account") as of December 31, 2003, the related statements of operations for the period then ended and the statements of changes in net assets for each of the periods in the two year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2003 by correspondence with the Account's custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise the Allstate Financial Advisors Separate Account I as of December 31, 2003, the results of operations for the period then ended for each of the individual sub-accounts and the changes in their net assets for each of the periods in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the Account merged with Northbrook Life Variable Annuity Account and Northbrook Life Variable Annuity Account II on January 1, 2003. The 2002 statements of changes in net assets of the Account were restated to reflect the combination.


/s/ Deloitte & Touche LLP

Chicago, Illinois
April 12, 2004

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                 AIM Variable      AIM Variable    AIM Variable     AIM Variable      AIM Variable     AIM Variable
                                   Insurance        Insurance       Insurance        Insurance         Insurance        Insurance
                                     Funds            Funds           Funds            Funds             Funds            Funds
                                  Sub-Account      Sub-Account     Sub-Account      Sub-Account       Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                   AIM V. I.                                         AIM V. I.                          AIM V. I.
                                    Capital         AIM V. I.     AIM V. I. Dent    Diversified        AIM V. I.      International
                                 Appreciation      Core Equity     Demographics        Income           Growth           Growth
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $    33,541,482  $     2,904,307  $        12,782  $     1,488,943  $    17,975,174  $     1,312,582
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $    33,541,482  $     2,904,307  $        12,782  $     1,488,943  $    17,975,174  $     1,312,582
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $    33,506,680  $     2,904,307  $        12,782  $     1,488,943  $    17,938,497  $     1,312,582
Contracts in payout
   (annuitization) period                34,802                -                -                -           36,677                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $    33,541,482  $     2,904,307  $        12,782  $     1,488,943  $    17,975,174  $     1,312,582
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      1,576,197          138,697            2,453          168,814        1,212,082           81,832
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $    35,590,905  $     3,118,157  $        12,643  $     1,558,102  $    20,117,962  $     1,442,104
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          5.44  $          8.01  $         11.27  $         11.00  $          4.18  $          8.50
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.48  $          8.15  $         11.27  $         11.09  $         10.13  $          8.65
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                        Alliance         Alliance
                                                   AIM Variable    AIM Variable     AIM Variable       Bernstein        Bernstein
                                 AIM Variable       Insurance       Insurance        Insurance          Variable         Variable
                                   Insurance          Funds           Funds            Funds            Product          Product
                                     Funds          Series II       Series II        Series II        Series Fund      Series Fund
                                  Sub-Account      Sub-Account     Sub-Account      Sub-Account       Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                    AIM V. I.                                            Alliance
                                                                     Capital         AIM V. I.          Alliance        Bernstein
                                   AIM V. I.        AIM V. I.      Appreciation       Premier          Bernstein         Growth &
                                 Premier Equity   Basic Value II        II           Equity II           Growth           Income
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $    51,384,168  $     7,386,036  $     4,592,142  $     2,358,115  $    31,863,113  $   207,152,036
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $    51,384,168  $     7,386,036  $     4,592,142  $     2,358,115  $    31,863,113  $   207,152,036
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $    51,384,168  $     7,386,036  $     4,592,142  $     2,358,115  $    31,827,327  $   207,134,645
Contracts in payout
   (annuitization) period                     -                -                -                -           35,786           17,391
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $    51,384,168  $     7,386,036  $     4,592,142  $     2,358,115  $    31,863,113  $   207,152,036
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      2,539,998          696,139          217,020          117,086        2,021,771        9,581,500
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $    60,906,676  $     6,717,169  $     4,257,608  $     2,177,491  $    32,528,814  $   196,616,219
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          5.81  $         12.81  $         12.16  $         11.68  $          5.57  $          9.33
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.02  $         12.92  $         12.27  $         11.78  $         12.48  $         12.31
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                   Alliance         Alliance
                                   Bernstein        Bernstein         Fidelity         Fidelity         Fidelity         Fidelity
                                   Variable          Variable         Variable         Variable         Variable         Variable
                                    Product          Product         Insurance        Insurance        Insurance        Insurance
                                  Series Fund      Series Fund     Products Fund    Products Fund    Products Fund    Products Fund
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                     Alliance
                                   Alliance         Bernstein
                                   Bernstein        Small Cap                                           VIP High
                                 Premier Growth       Value        VIP Contrafund     VIP Growth         Income       VIP Index 500
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $    42,433,191  $    13,600,943  $     6,105,592  $     5,050,877  $     1,461,039  $     6,981,285
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $    42,433,191  $    13,600,943  $     6,105,592  $     5,050,877  $     1,461,039  $     6,981,285
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $    42,431,935  $    13,600,943  $     6,105,592  $     5,050,877  $     1,461,039  $     6,981,285
Contracts in payout
   (annuitization) period                 1,256                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $    42,433,191  $    13,600,943  $     6,105,592  $     5,050,877  $     1,461,039  $     6,981,285
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      1,989,367          940,591          263,969          162,722          210,221           55,350
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $    49,085,029  $    12,079,845  $     5,416,030  $     5,691,241  $     1,370,690  $     6,781,508
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          5.27  $         13.52  $         10.28  $          7.90  $          8.55  $          8.31
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.51  $         13.64  $         10.46  $          8.04  $          8.70  $          8.46
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                     Fidelity         Fidelity         Fidelity
                                                                     Variable         Variable         Variable        Franklin
                                   Fidelity          Fidelity        Insurance        Insurance        Insurance       Templeton
                                   Variable          Variable      Products Fund    Products Fund    Products Fund      Variable
                                   Insurance        Insurance         (Service         (Service         (Service       Insurance
                                 Products Fund    Products Fund       Class 2)         Class 2)         Class 2)     Products Trust
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account     Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                        VIP         VIP Investment                      Franklin
                                                                   Equity-Income      Grade Bond      VIP Overseas     Growth and
                                 VIP Investment                       (Service         (Service         (Service         Income
                                   Grade Bond      VIP Overseas       Class 2)         Class 2)         Class 2)       Securities
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $     5,069,868  $     1,784,135  $         2,169  $        24,991  $         6,888  $       759,402
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $     5,069,868  $     1,784,135  $         2,169  $        24,991  $         6,888  $       759,402
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $     5,069,868  $     1,784,135  $         2,169  $        24,991  $         6,888  $       759,402
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $     5,069,868  $     1,784,135  $         2,169  $        24,991  $         6,888  $       759,402
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                        371,419          114,441               94            1,851              444           53,068
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $     4,771,416  $     1,777,535  $         1,939  $        24,334  $         6,178  $       697,719
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         13.17  $          8.87  $         11.44  $         11.15  $         12.14  $         13.38
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         13.41  $          9.03  $         11.44  $         11.15  $         12.14  $         13.48
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                   Franklin         Franklin        Franklin          Franklin
                                   Templeton        Templeton       Templeton         Templeton          Janus
                                   Variable          Variable        Variable          Variable       Aspen Series        Lazard
                                   Insurance        Insurance       Insurance         Insurance         (Service        Retirement
                                 Products Trust   Products Trust  Products Trust    Products Trust      Shares)        Series, Inc.
                                  Sub-Account      Sub-Account     Sub-Account       Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                   Franklin                          Templeton                       International
                                   Small Cap                        Developing        Templeton          Value
                                     Value        Mutual Shares      Markets           Foreign          (Service         Emerging
                                  Securities        Securities      Securities        Securities        Shares)          Markets
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $       338,737  $       856,680  $        74,489  $       357,041  $        32,989  $         7,323
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $       338,737  $       856,680  $        74,489  $       357,041  $        32,989  $         7,323
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $       338,737  $       856,680  $        74,489  $       357,041  $        32,989  $         7,323
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $       338,737  $       856,680  $        74,489  $       357,041  $        32,989  $         7,323
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                         26,735           57,534           10,506           29,170            2,761              683
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $       307,188  $       803,482  $        64,004  $       331,537  $        30,494  $         4,440
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         14.48  $         12.61  $         16.80  $         13.52  $         13.42  $         17.68
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         14.65  $         12.77  $         16.98  $         13.68  $         13.42  $         17.68
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                 LSA Variable     LSA Variable     LSA Variable      LSA Variable    LSA Variable     LSA Variable
                                 Series Trust     Series Trust     Series Trust      Series Trust    Series Trust     Series Trust
                                  Sub-Account      Sub-Account      Sub-Account       Sub-Account     Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                 LSA Aggressive                        LSA                            LSA Capital          LSA
                                     Growth        LSA Balanced     Basic Value     LSA Blue Chip    Appreciation    Capital Growth
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $     7,698,207  $     6,084,961  $     2,523,457  $     2,239,215  $     2,761,516  $     4,431,834
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $     7,698,207  $     6,084,961  $     2,523,457  $     2,239,215  $     2,761,516  $     4,431,834
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $     5,473,823  $         8,779  $         8,139  $        16,300  $        16,516  $         1,494
Contracts in payout
   (annuitization) period                 1,884                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                            2,222,500        6,076,182        2,515,318        2,222,915        2,745,000        4,430,340
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $     7,698,207  $     6,084,961  $     2,523,457  $     2,239,215  $     2,761,516  $     4,431,834
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                        865,940          593,655          250,841          251,880          301,805          520,168
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $     6,902,450  $     5,938,281  $     2,507,380  $     2,516,133  $     3,016,462  $     5,213,891
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          9.85  $         10.43  $         11.62  $         10.06  $         11.44  $          9.99
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.59  $         10.43  $         11.62  $         10.06  $         11.44  $          9.99
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                       MFS Variable
                                 LSA Variable     LSA Variable     LSA Variable     LSA Variable     LSA Variable       Insurance
                                 Series Trust     Series Trust     Series Trust     Series Trust     Series Trust         Trust
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                      LSA
                                  Diversified      LSA Emerging         LSA              LSA              LSA
                                    Mid Cap       Growth Equity    Equity Growth    Mid Cap Value     Value Equity       MFS Bond
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $     3,242,984  $     4,294,714  $     3,908,673  $     3,436,611  $     5,998,238  $     2,793,304
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $     3,242,984  $     4,294,714  $     3,908,673  $     3,436,611  $     5,998,238  $     2,793,304
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $        10,780  $         8,379  $         9,173  $         2,411  $         7,079  $     2,793,304
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                            3,232,204        4,286,335        3,899,500        3,461,200        5,991,159                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $     3,242,984  $     4,294,714  $     3,908,673  $     3,463,611  $     5,998,238  $     2,793,304
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                        301,673          617,944          523,249          261,602          564,806          229,147
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $     3,015,816  $     6,201,115  $     5,233,736  $     2,649,012  $     5,723,630  $     2,646,187
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         12.38  $         10.91  $          9.33  $         15.04  $         10.90  $         13.15
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         12.38  $         10.91  $          9.33  $         15.04  $         10.90  $         13.38
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                                    MFS Variable     MFS Variable
                                                                                      Insurance        Insurance     Morgan Stanley
                                 MFS Variable      MFS Variable     MFS Variable        Trust            Trust          Variable
                                   Insurance        Insurance        Insurance         (Service         (Service       Investment
                                     Trust            Trust            Trust            Class)           Class)          Series
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account     Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                       MFS New
                                                                                      Discovery      MFS Utilities
                                      MFS         MFS Investors       MFS New          (Service         (Service       Aggressive
                                  High Income         Trust          Discovery          Class)           Class)          Equity
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $       782,803  $     2,398,288  $     3,315,071  $         5,079  $           115  $    40,215,397
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $       782,803  $     2,398,288  $     3,315,071  $         5,079  $           115  $    40,215,397
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $       782,803  $     2,398,288  $     3,315,071  $         5,079  $           115  $    40,184,924
Contracts in payout
   (annuitization) period                     -                -                -                -                -           30,473
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $       782,803  $     2,398,288  $     3,315,071  $         5,079  $           115  $    40,215,397
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                         78,516          146,774          237,469              367                7        4,053,971
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $       738,760  $     2,533,352  $     3,426,111  $         5,230  $           103  $    53,361,713
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         10.93  $          7.94  $         12.35  $         11.34  $         10.21  $          6.08
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.12  $          8.08  $         12.57  $         11.34  $         10.21  $          9.41
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                 Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                    Variable         Variable         Variable         Variable         Variable         Variable
                                   Investment       Investment       Investment       Investment       Investment      Investment
                                     Series           Series           Series           Series           Series          Series
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                                         Global
                                    Dividend                          European          Global          Dividend
                                     Growth           Equity           Growth         Advantage          Growth         High Yield
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $   820,639,080  $   588,664,393  $   187,302,093  $    24,223,535  $   209,033,340  $    54,253,596
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $   820,639,080  $   588,664,393  $   187,302,093  $    24,223,535  $   209,033,340  $    54,253,596
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $   816,154,512  $   586,619,553  $   186,732,734  $    24,187,535  $   208,183,909  $    54,021,272
Contracts in payout
   (annuitization) period             4,484,568        2,044,840          569,359           36,000          849,431          232,324
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $   820,639,080  $   588,664,393  $   187,302,093  $    24,223,535  $   209,033,340  $    54,253,596
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                     60,474,508       27,065,030       11,296,869        3,318,292       16,369,095       45,977,624
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $ 1,705,183,482  $   872,305,459  $   187,940,941  $    29,392,067  $   198,508,842  $    91,709,654
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          9.41  $          6.20  $          7.33  $          6.40  $         10.28  $          4.25
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         35.09  $         79.71  $         34.14  $          7.59  $         19.91  $         15.42
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                 Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                    Variable         Variable         Variable         Variable         Variable         Variable
                                   Investment       Investment       Investment       Investment       Investment       Investment
                                     Series           Series           Series           Series           Series           Series
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                      Limited                                            Quality
                                 Income Builder    Information        Duration       Money Market    Pacific Growth    Income Plus
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $    49,256,169  $     4,836,908  $    61,419,633  $   237,222,386  $    22,979,375  $   340,872,162
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $    49,256,169  $     4,836,908  $    61,419,633  $   237,222,386  $    22,979,375  $   340,872,162
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $    49,184,578  $     4,836,908  $    61,413,487  $   235,834,985  $    22,924,701  $   337,907,871
Contracts in payout
   (annuitization) period                71,591                -            6,146        1,387,401           54,674        2,964,291
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $    49,256,169  $     4,836,908  $    61,419,633  $   237,222,386  $    22,979,375  $   340,872,162
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      4,485,990        1,007,689        6,135,828      237,222,386        5,773,712       31,768,142
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $    48,803,364  $     4,508,304  $    62,154,031  $   237,222,386  $    25,016,909  $   334,164,351
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         10.81  $          4.60  $         10.68  $          9.86  $          3.92  $         11.10
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         14.43  $         11.46  $         11.69  $         23.04  $          8.14  $         30.92
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                                   Morgan Stanley    Morgan Stanley   Morgan Stanley
                                                                                      Variable          Variable         Variable
                                Morgan Stanley   Morgan Stanley    Morgan Stanley    Investment        Investment       Investment
                                   Variable         Variable          Variable         Series            Series           Series
                                  Investment       Investment        Investment       (Class Y          (Class Y         (Class Y
                                    Series           Series            Series          Shares)           Shares)          Shares)
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account       Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                      Aggressive         Dividend
                                                                                        Equity            Growth           Equity
                                                                                       (Class Y          (Class Y         (Class Y
                                S&P 500 Index      Strategist        Utilities         Shares)           Shares)          Shares)
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $   127,914,358  $   366,548,791  $   165,008,970  $    25,091,166  $   114,227,344  $    98,664,916
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $   127,914,358  $   366,548,791  $   165,008,970  $    25,091,166  $   114,227,344  $    98,664,916
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $   127,603,974  $   364,834,431  $   163,698,443  $    25,089,281  $   114,219,360  $    98,659,999
Contracts in payout
   (annuitization) period               310,384        1,714,360        1,310,527            1,885            7,984            4,917
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $   127,914,358  $   366,548,791  $   165,008,970  $    25,091,166  $   114,227,344  $    98,664,916
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                     12,577,616       23,894,967       13,169,112        2,544,743        8,430,062        4,542,584
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $   127,958,702  $   352,667,539  $   207,882,136  $    25,786,456  $   108,015,454  $   113,156,292
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          7.44  $          9.25  $          6.37  $          5.85  $          9.26  $          5.89
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $          9.86  $         37.78  $         22.34  $         12.23  $         12.26  $         11.88
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                   Variable         Variable         Variable         Variable         Variable         Variable
                                  Investment        Investment       Investment       Investment       Investment       Investment
                                    Series            Series           Series           Series           Series           Series
                                   (Class Y          (Class Y         (Class Y         (Class Y         (Class Y         (Class Y
                                    Shares)          Shares)          Shares)          Shares)          Shares)          Shares)
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                   European           Global           Global
                                    Growth          Advantage     Dividend Growth     High Yield     Income Builder    Information
                                   (Class Y          (Class Y         (Class Y         (Class Y         (Class Y         (Class Y
                                    Shares)          Shares)          Shares)          Shares)          Shares)          Shares)
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $    35,784,953  $     9,194,190  $    46,679,829  $    33,806,498  $    40,657,582  $    13,028,213
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $    35,784,953  $     9,194,190  $    46,679,829  $    33,806,498  $    40,657,582  $    13,028,213
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $    35,784,953  $     9,194,190  $    46,679,829  $    33,806,498  $    40,657,582  $    13,025,701
Contracts in payout
   (annuitization) period                     -                -                -                -                -            2,512
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $    35,784,953  $     9,194,190  $    46,679,829  $    33,806,498  $    40,657,582  $    13,028,213
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      2,168,785        1,264,675        3,681,374       28,649,574        3,713,021        2,731,282
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $    35,505,554  $     9,950,092  $    40,722,297  $    34,626,533  $    37,716,287  $    12,270,485
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          7.19  $          6.27  $         10.07  $          5.11  $         10.19  $          4.55
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         12.69  $         12.60  $         12.97  $         12.03  $         11.67  $         14.96
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                   Variable         Variable         Variable         Variable         Variable         Variable
                                  Investment        Investment       Investment      Investment       Investment       Investment
                                    Series            Series           Series          Series           Series           Series
                                   (Class Y          (Class Y         (Class Y        (Class Y         (Class Y         (Class Y
                                    Shares)          Shares)          Shares)          Shares)          Shares)          Shares)
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                    Limited                                            Quality
                                   Duration        Money Market    Pacific Growth    Income Plus      S&P 500 Index      Strategist
                                   (Class Y          (Class Y         (Class Y         (Class Y          (Class Y         (Class Y
                                    Shares)          Shares)          Shares)          Shares)           Shares)          Shares)
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $   120,622,818  $    90,996,494  $     7,364,292  $   136,406,124  $   127,060,639  $    87,272,377
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $   120,622,818  $    90,996,494  $     7,364,292  $   136,406,124  $   127,060,639  $    87,272,377
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $   120,622,818  $    90,996,494  $     7,364,292  $   136,145,839  $   127,060,639  $    87,244,393
Contracts in payout
   (annuitization) period                     -                -                -          260,285                -           27,984
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $   120,622,818  $    90,996,494  $     7,364,292  $   136,406,124  $   127,060,639  $    87,272,377
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                     12,062,282       90,996,494        1,883,451       12,736,333       12,567,818        5,696,630
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $   122,028,483  $    90,996,494  $     6,956,423  $   133,534,174  $   120,243,640  $    82,214,789
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          9.93  $          9.73  $          4.89  $         10.22  $          7.23  $          9.03
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.15  $         10.37  $         13.94  $         12.84  $         12.11  $         12.03
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                Morgan Stanley
                                   Variable
                                  Investment
                                    Series         Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer
                                   (Class Y          Variable         Variable         Variable         Variable         Variable
                                    Shares)       Account Funds    Account Funds    Account Funds    Account Funds    Account Funds
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                                                       Oppenheimer
                                   Utilities                        Oppenheimer      Oppenheimer                       Main Street
                                   (Class Y        Oppenheimer        Capital           Global        Oppenheimer       Small Cap
                                    Shares)            Bond         Appreciation      Securities      High Income         Growth
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $    25,294,915  $     4,894,145  $     6,527,395  $     5,790,956  $     1,547,704  $     3,423,442
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $    25,294,915  $     4,894,145  $     6,527,395  $     5,790,956  $     1,547,704  $     3,423,442
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $    25,282,098  $     4,894,145  $     6,527,395  $     5,790,956  $     1,547,704  $     3,423,442
Contracts in payout
   (annuitization) period                12,817                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $    25,294,915  $     4,894,145  $     6,527,395  $     5,790,956  $     1,547,704  $     3,423,442
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      2,018,748          428,559          188,109          230,899          179,757          254,720
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $    32,269,043  $     4,713,901  $     7,237,118  $     5,586,481  $     1,501,603  $     2,795,177
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          5.86  $         12.47  $         10.06  $         13.61  $         11.17  $         14.63
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.51  $         12.69  $         10.24  $         13.86  $         11.37  $         14.89
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                  Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer
                                    Variable         Variable         Variable         Variable         Variable         Variable
                                 Account Funds    Account Funds    Account Funds    Account Funds    Account Funds    Account Funds
                                (Service Class   (Service Class   (Service Class   (Service Class   (Service Class   (Service Class
                                    ("SC"))          ("SC"))          ("SC"))          ("SC"))          ("SC"))          ("SC"))
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                   Oppenheimer      Oppenheimer                                        Oppenheimer
                                  Oppenheimer        Capital           Global        Oppenheimer      Oppenheimer      Main Street
                                  Aggressive       Appreciation      Securities          High             Main          Small Cap
                                  Growth (SC)         (SC)              (SC)         Income (SC)      Street (SC)      Growth (SC)
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $        70,489  $       332,965  $       101,582  $       198,261  $       345,452  $       280,132
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $        70,489  $       332,965  $       101,582  $       198,261  $       345,452  $       280,132
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $        70,489  $       332,965  $       101,582  $       198,261  $       345,452  $       280,132
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $        70,489  $       332,965  $       101,582  $       198,261  $       345,452  $       280,132
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                          1,929            9,643            4,070           23,107           18,086           20,905
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $        69,877  $       317,447  $        91,228  $       192,701  $       327,465  $       258,755
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         12.38  $         12.23  $         14.20  $         12.95  $         12.56  $         14.05
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         12.47  $         12.32  $         14.32  $         13.04  $         12.71  $         14.75
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                 Oppenheimer       Oppenheimer
                                   Variable         Variable
                                Account Funds     Account Funds   PIMCO Advisors   PIMCO Advisors   PIMCO Variable   PIMCO Variable
                                (Service Class    (Service Class     Variable         Variable        Insurance        Insurance
                                    ("SC"))           ("SC"))     Insurance Trust  Insurance Trust      Trust            Trust
                                  Sub-Account       Sub-Account     Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                  Oppenheimer
                                    Multiple       Oppenheimer                           PEA
                                   Strategies       Strategic          OpCap         Science and
                                      (SC)          Bond (SC)        Small Cap        Technology      Foreign Bond     Money Market
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $       244,536  $       349,475  $         1,425  $           549  $         1,696  $        13,921
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $       244,536  $       349,475  $         1,425  $           549  $         1,696  $        13,921
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $       244,536  $       349,475  $         1,425  $           549  $         1,696  $        13,921
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $       244,536  $       349,475  $         1,425  $           549  $         1,696  $        13,921
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                         15,409           68,124               46              280              169           13,921
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $       234,400  $       339,162  $         1,249  $           525  $         1,690  $        13,921
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         13.02  $         12.11  $         13.05  $         12.55  $         10.81  $          9.93
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         13.18  $         12.21  $         13.05  $         12.55  $         10.81  $          9.93
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                PIMCO Variable
                                  Insurance           Putnam           Putnam           Putnam           Putnam           Putnam
                                    Trust         Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust
                                 Sub-Account       Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                  VT The George          VT
                                    PIMCO          Putnam Fund      Global Asset    VT Growth and      VT Health
                                Total Return        of Boston        Allocation         Income          Sciences      VT High Yield
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $         1,220  $     4,859,799  $        61,584  $    48,212,408  $       105,398  $       431,437
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $         1,220  $     4,859,799  $        61,584  $    48,212,408  $       105,398  $       431,437
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $         1,220  $     4,859,799  $        61,584  $    48,212,408  $       105,398  $       431,437
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $         1,220  $     4,859,799  $        61,584  $    48,212,408  $       105,398  $       431,437
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                            118          446,673            4,579        2,072,760            9,608           54,337
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $         1,216  $     4,583,965  $        57,255  $    44,767,709  $        98,953  $       376,064
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         11.09  $         11.24  $         12.40  $          9.20  $         11.24  $         12.84
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.09  $         12.16  $         12.51  $         13.59  $         11.37  $         13.43
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                    Putnam            Putnam           Putnam           Putnam           Putnam           Putnam
                                Variable Trust    Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust
                                  Sub-Account       Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                        VT
                                                       VT          International
                                                  International      Growth and                            VT             VT New
                                   VT Income          Equity           Income        VT Investors     Money Market    Opportunities
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $       200,978  $    70,507,555  $         4,259  $       853,069  $        53,938  $       122,170
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $       200,978  $    70,507,555  $         4,259  $       853,069  $        53,938  $       122,170
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $       200,978  $    70,457,108  $         4,259  $       853,069  $        53,938  $       122,170
Contracts in payout
   (annuitization) period                     -           50,447                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $       200,978  $    70,507,555  $         4,259  $       853,069  $        53,938  $       122,170
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                         15,652        5,486,969              377           95,743           53,938            8,022
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $       197,079  $    67,445,513  $         3,518  $       779,859  $        53,938  $       119,573
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         10.43  $          7.14  $         12.55  $         12.09  $          9.75  $         13.42
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         10.51  $         13.47  $         12.55  $         13.07  $          9.91  $         13.58
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                    Putnam           Putnam           Putnam           Putnam            Putnam           Putnam
                                Variable Trust   Variable Trust   Variable Trust   Variable Trust    Variable Trust   Variable Trust
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account       Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                    VT Utilities
                                                                   VT Small Cap      Growth and
                                 VT New Value      VT Research        Value            Income           VT Vista        VT Voyager
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $         8,145  $         6,829  $    39,107,614  $        33,264  $        84,523  $    48,115,607
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $         8,145  $         6,829  $    39,107,614  $        33,264  $        84,523  $    48,115,607
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $         8,145  $         6,829  $    39,105,101  $        33,264  $        84,523  $    48,083,601
Contracts in payout
   (annuitization) period                     -                -            2,513                -                -           32,006
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $         8,145  $         6,829  $    39,107,614  $        33,264  $        84,523  $    48,115,607
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                            571              645        2,158,257            2,920            8,065        1,853,452
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $         7,565  $         6,507  $    28,764,711  $        29,588  $        81,833  $    55,485,821
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         14.51  $         13.15  $         10.64  $         14.07  $         13.49  $          5.45
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         14.51  $         13.15  $         11.81  $         14.14  $         13.65  $         12.48
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                Salomon Brothers
                                    Rydex           Variable        STI Classic      STI Classic      STI Classic     STI Classic
                                Variable Trust    Series Funds     Variable Trust   Variable Trust   Variable Trust  Variable Trust
                                 Sub-Account      Sub-Account       Sub-Account      Sub-Account      Sub-Account     Sub-Account
                                --------------- ----------------  ---------------  ---------------  ---------------  ---------------
                                                                                                           STI
                                                    Variable        STI Capital      STI Growth &     International   STI Investment
                                  Rydex OTC         All Cap         Appreciation        Income            Equity         Grade Bond
                                --------------- ----------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $            51  $         5,799  $       253,766  $       116,659  $           991  $       116,442
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $            51  $         5,799  $       253,766  $       116,659  $           991  $       116,442
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $            51  $         5,799  $       253,766  $       116,659  $           991  $       116,442
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $            51  $         5,799  $       253,766  $       116,659  $           991  $       116,442
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                              4              371           16,468           11,550              105           11,338
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $            51  $         5,255  $       240,163  $       107,928  $           963  $       116,215
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         11.71  $         11.26  $         10.70  $         11.32  $         12.26  $          9.99
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.71  $         11.26  $         10.75  $         11.36  $         12.27  $         10.03
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                                    The Universal    The Universal    The Universal
                                  STI Classic      STI Classic      STI Classic     Institutional    Institutional    Institutional
                                 Variable Trust   Variable Trust   Variable Trust    Funds, Inc.      Funds, Inc.      Funds, Inc.
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                        STI
                                      STI         STI Small Cap     Value Income     UIF Emerging         UIF
                                 Mid-Cap Equity    Value Equity        Stock        Markets Equity   Equity Growth    UIF High Yield
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $       131,347  $        84,840  $        38,544  $    33,517,013  $    56,334,263  $       326,201
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $       131,347  $        84,840  $        38,544  $    33,517,013  $    56,334,263  $       326,201
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $       131,347  $        84,840  $        38,544  $    33,382,194  $    56,320,480  $       326,201
Contracts in payout
   (annuitization) period                     -                -                -          134,819           13,783                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $       131,347  $        84,840  $        38,544  $    33,517,013  $    56,334,263  $       326,201
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                         12,839            5,732            3,059        3,707,634        4,408,002           46,009
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $       123,249  $        75,871  $        35,123  $    29,350,978  $    69,428,782  $       279,498
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         11.41  $         12.18  $         11.23  $          7.64  $          5.94  $         11.85
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.44  $         12.23  $         11.25  $         13.06  $         10.95  $         11.85
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                     The Universal    The Universal
                                 The Universal    The Universal    The Universal    The Universal    Institutional    Institutional
                                 Institutional    Institutional    Institutional    Institutional     Funds, Inc.      Funds, Inc.
                                  Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.       (Class II)       (Class II)
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                      UIF                                                             UIF Emerging     UIF Emerging
                                 International         UIF              UIF            UIF U.S.       Markets Debt    Markets Equity
                                    Magnum        Mid Cap Growth   Mid Cap Value     Real Estate       (Class II)       (Class II)
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $    28,528,771  $    26,112,011  $   113,886,269  $    61,625,979  $     2,333,019  $     4,042,710
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $    28,528,771  $    26,112,011  $   113,886,269  $    61,625,979  $     2,333,019  $     4,042,710
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $    28,441,414  $    26,110,755  $   113,824,506  $    61,481,550  $     2,333,019  $     4,042,710
Contracts in payout
   (annuitization) period                87,357            1,256           61,763          144,429                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $    28,528,771  $    26,112,011  $   113,886,269  $    61,625,979  $     2,333,019  $     4,042,710
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                      2,881,694        3,064,790        7,679,452        3,955,454          258,650          447,202
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $    27,478,716  $    21,861,311  $   100,705,904  $    49,917,984  $     2,214,493  $     3,509,431
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $          7.31  $         10.10  $          8.90  $         12.08  $         11.22  $         14.78
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         10.55  $         12.09  $         12.31  $         18.77  $         13.96  $         14.91
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                 The Universal    The Universal    The Universal    The Universal    The Universal    The Universal
                                 Institutional    Institutional    Institutional    Institutional    Institutional    Institutional
                                  Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.
                                  (Class II)        (Class II)       (Class II)       (Class II)       (Class II)       (Class II)
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                                          UIF              UIF
                                 UIF Equity and        UIF           UIF Global          UIF         Small Company     U.S. Mid Cap
                                    Income        Equity Growth      Franchise      Mid Cap Growth       Growth           Value
                                  (Class II)        (Class II)       (Class II)       (Class II)       (Class II)       (Class II)
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $     6,494,199  $     7,030,189  $     9,257,072  $    10,261,922  $    11,025,848  $    18,124,207
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $     6,494,199  $     7,030,189  $     9,257,072  $    10,261,922  $    11,025,848  $    18,124,207
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $     6,494,199  $     7,030,189  $     9,257,072  $    10,261,922  $    11,025,848  $    18,124,207
Contracts in payout
   (annuitization) period                     -                -                -                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $     6,494,199  $     7,030,189  $     9,257,072  $    10,261,922  $    11,025,848  $    18,124,207
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                        557,921          551,387          750,168        1,204,451          822,824        1,223,782
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $     6,037,018  $     6,565,566  $     8,424,241  $     9,374,958  $    10,277,740  $    16,294,107
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         11.52  $         11.61  $         12.14  $         13.00  $         13.50  $         13.29
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         11.62  $         11.71  $         12.25  $         13.12  $         13.62  $         13.41
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                       Van Kampen
                                 The Universal      Van Kampen       Van Kampen       Van Kampen       Van Kampen          Life
                                 Institutional         Life             Life             Life             Life          Investment
                                  Funds, Inc.       Investment       Investment       Investment       Investment         Trust
                                  (Class II)          Trust            Trust            Trust            Trust          (Class II)
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                   UIF U.S.                                                                           LIT Aggressive
                                  Real Estate                       LIT Emerging                          LIT             Growth
                                  (Class II)       LIT Comstock        Growth       LIT Government    Money Market      (Class II)
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $     9,333,893  $    62,969,023  $    95,881,127  $     1,491,153  $     2,988,509  $     3,686,760
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total assets                $     9,333,893  $    62,969,023  $    95,881,127  $     1,491,153  $     2,988,509  $     3,686,760
                                ===============  ===============  ===============  ===============  ===============  ===============
NET ASSETS
Accumulation units              $     9,333,893  $    62,703,243  $    95,784,555  $     1,491,153  $     2,988,509  $     3,686,760
Contracts in payout
   (annuitization) period                     -          265,780           96,572                -                -                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -                -                -                -
                                ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Total net assets            $     9,333,893  $    62,969,023  $    95,881,127  $     1,491,153  $     2,988,509  $     3,686,760
                                ===============  ===============  ===============  ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                        600,637        5,345,418        3,944,102          156,142        2,988,509          871,574
                                ===============  ===============  ===============  ===============  ===============  ===============
Cost of investments             $     8,492,060  $    54,402,566  $   135,792,694  $     1,472,332  $     2,988,509  $     3,454,075
                                ===============  ===============  ===============  ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         12.67  $         10.30  $          4.28  $         10.62  $         10.60  $         12.75
                                ===============  ===============  ===============  ===============  ===============  ===============
    Highest                     $         14.60  $         12.38  $         12.13  $         10.69  $         10.79  $         12.86
                                ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENT OF NET ASSETS
DECEMBER 31, 2003
---------------------------------------------------------------------------------

                                  Van Kampen       Van Kampen       Van Kampen
                                     Life             Life             Life
                                  Investment        Investment       Investment
                                     Trust            Trust            Trust
                                  (Class II)        (Class II)       (Class II)
                                  Sub-Account      Sub-Account      Sub-Account
                                ---------------  ---------------  ---------------
                                                   LIT Emerging    LIT Growth and
                                 LIT Comstock         Growth           Income
                                  (Class II)        (Class II)       (Class II)
                                ---------------  ---------------  ---------------
ASSETS
Investments at fair value       $   137,393,163  $    45,747,914  $    28,597,862
                                ---------------  ---------------  ---------------
    Total assets                $   137,393,163  $    45,747,914  $    28,597,862
                                ===============  ===============  ===============
NET ASSETS
Accumulation units              $   137,390,651  $    45,745,401  $    28,597,862
Contracts in payout
   (annuitization) period                 2,512            2,513                -
Retained in Allstate Financial
   Advisors Separate Account I
   by Allstate Life Insurance
   Company                                    -                -                -
                                ---------------  ---------------  ---------------
    Total net assets            $   137,393,163  $    45,747,914  $    28,597,862
                                ===============  ===============  ===============
FUND SHARE INFORMATION
Number of shares                     11,693,035        1,890,410        1,679,264
                                ===============  ===============  ===============
Cost of investments             $   115,698,504  $    46,265,858  $    25,938,738
                                ===============  ===============  ===============
ACCUMULATION UNIT FAIR VALUE
    Lowest                      $         10.24  $          6.66  $         11.38
                                ===============  ===============  ===============
    Highest                     $         12.53  $         11.85  $         13.44
                                ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                          AIM Variable    AIM Variable   AIM Variable   AIM Variable  AIM Variable  AIM Variable
                                            Insurance      Insurance      Insurance      Insurance     Insurance     Insurance
                                              Funds          Funds          Funds          Funds         Funds         Funds
                                           Sub-Account    Sub-Account    Sub-Account    Sub-Account   Sub-Account   Sub-Account
                                       ---------------------------------------------------------------------------------------------

                                            AIM V. I.                                    AIM V. I.                   AIM V. I.
                                             Capital       AIM V. I.    AIM V. I. Dent  Diversified    AIM V. I.   International
                                          Appreciation    Core Equity    Demographics      Income       Growth        Growth
                                       ---------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $          -   $     26,190   $        -   $     89,498    $           -   $     6,311
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk             (437,806)       (30,017)        (133)       (14,855)        (220,841)      (13,649)
    Administrative expense                  (28,440)        (2,515)          (9)        (1,234)         (14,276)       (1,133)
                                       ------------   ------------   ----------   ------------    -------------   -----------

    Net investment income (loss)           (466,246)        (6,342)        (142)        73,409         (235,117)       (8,471)
                                       ------------   ------------   ----------   ------------    -------------   -----------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                  28,297,978        390,479          348        255,545       14,917,626       189,850
    Cost of investments sold             29,872,133        509,661          406        261,083       15,925,038       256,885
                                       ------------   ------------   ----------   ------------    -------------   -----------

      Realized gains (losses)
        on fund shares                   (1,574,155)      (119,182)         (58)        (5,538)      (1,007,412)      (67,035)

Realized gain distributions                       -              -            -              -                -             -
                                       ------------   ------------   ----------   ------------    -------------   -----------

    Net realized gains (losses)          (1,574,155)      (119,182)         (58)        (5,538)      (1,007,412)      (67,035)

Change in unrealized gains (losses)       9,272,620        653,459        2,957         22,099        4,958,675       359,526
                                       ------------   ------------   ----------   ------------    -------------   -----------

    Net realized and unrealized
      gains (losses) on investments       7,698,465        534,277        2,899         16,561        3,951,263       292,491
                                       ------------   ------------   ----------   ------------    -------------   -----------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $  7,232,219   $    527,935   $    2,757   $     89,970    $   3,716,146   $   284,020
                                       ============   ============   ==========   ============    =============   ===========

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Alliance     Alliance
                                                       AIM Variable      AIM Variable   AIM Variable    Bernstein    Bernstein
                                     AIM Variable        Insurance         Insurance      Insurance      Variable     Variable
                                       Insurance           Funds             Funds          Funds         Product      Product
                                         Funds           Series II         Series II      Series II     Series Fund  Series Fund
                                      Sub-Account       Sub-Account       Sub-Account    Sub-Account    Sub-Account  Sub-Account
                                 ---------------------------------------------------------------------------------------------------

                                                                           AIM V. I.                                  Alliance
                                                                            Capital        AIM V. I.     Alliance    Bernstein
                                       AIM V. I.        AIM V. I.         Appreciation      Premier     Bernstein     Growth &
                                    Premier Equity  Basic Value II (a)       II (a)      Equity II (a)  Growth (b)   Income (c)
                                 ---------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $    142,542   $          -   $           -   $     4,583   $          -   $   1,354,057
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk             (726,142)       (28,248)        (18,360)      (11,321)      (287,267)     (2,484,211)
    Administrative expense                  (47,862)        (3,377)         (2,221)       (1,378)       (20,497)       (167,390)
                                       ------------   ------------   -------------   -----------   ------------   -------------

    Net investment income (loss)           (631,462)       (31,625)        (20,581)       (8,116)      (307,764)     (1,297,544)
                                       ------------   ------------   -------------   -----------   ------------   -------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                  12,333,029        216,277         478,205       414,117     18,067,253      90,564,792
    Cost of investments sold             16,038,980        206,631         451,746       412,001     18,821,975      94,052,346
                                       ------------   ------------   -------------   -----------   ------------   -------------

      Realized gains (losses)
        on fund shares                   (3,705,951)         9,646          26,459         2,116       (754,722)     (3,487,554)

Realized gain distributions                       -              -               -             -              -               -
                                       ------------   ------------   -------------   -----------   ------------   -------------

    Net realized gains (losses)          (3,705,951)         9,646          26,459         2,116       (754,722)     (3,487,554)

Change in unrealized gains (losses)      14,392,736        668,867         334,534       180,624      6,204,345      48,940,333
                                       ------------   ------------   -------------   -----------   ------------   -------------

    Net realized and unrealized
      gains (losses) on investments      10,686,785        678,513         360,993       182,740      5,449,623      45,452,779
                                       ------------   ------------   -------------   -----------   ------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $ 10,055,323   $    646,888   $     340,412   $   174,624   $  5,141,859   $  44,155,235
                                       ============   ============   =============   ===========   ============   =============

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(b) Previously known as Alliance Growth
(c) Previously known as Alliance Growth & Income

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                     Alliance         Alliance
                                    Bernstein        Bernstein       Fidelity       Fidelity        Fidelity         Fidelity
                                     Variable         Variable       Variable       Variable        Variable         Variable
                                     Product          Product        Insurance      Insurance      Insurance        Insurance
                                   Series Fund      Series Fund    Products Fund  Products Fund  Products Fund    Products Fund
                                   Sub-Account      Sub-Account     Sub-Account    Sub-Account
                               -------------------------------------------------------------------------------------------------

                                                      Alliance
                                     Alliance        Bernstein
                                 Bernstein Premier   Small Cap                                    VIP High
                                    Growth (d)        Value (a)   VIP Contrafund    VIP Growth     Income       VIP Index 500
                               ----------------------------------------------------------------------------  --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $           -   $      6,883   $     20,149   $     10,098  $     55,993   $     71,781
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk           (524,169)       (56,406)       (57,680)       (48,855)      (12,656)       (63,223)
    Administrative expense                (35,759)        (6,572)        (4,742)        (4,045)       (1,051)        (5,266)
                                    -------------   ------------   ------------   ------------  ------------   ------------

    Net investment income (loss)         (559,928)       (56,095)       (42,273)       (42,802)       42,286          3,292
                                    -------------   ------------   ------------   ------------  ------------   ------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                14,156,147        174,606        718,823        574,538        91,447      1,131,747
    Cost of investments sold           18,132,152        164,028        769,769        792,686        95,226      1,356,018
                                    -------------   ------------   ------------   ------------  ------------   ------------

      Realized gains (losses)
        on fund shares                 (3,976,005)        10,578        (50,946)      (218,148)       (3,779)      (224,271)

Realized gain distributions                     -         18,246              -              -             -              -
                                    -------------   ------------   ------------   ------------  ------------   ------------

    Net realized gains (losses)        (3,976,005)        28,824        (50,946)      (218,148)       (3,779)      (224,271)

Change in unrealized gains (losses)    11,330,452      1,521,098      1,278,599      1,359,961       190,651      1,500,936
                                    -------------   ------------   ------------   ------------  ------------   ------------

    Net realized and unrealized
      gains (losses) on investments     7,354,447      1,549,922      1,227,653      1,141,813       186,872      1,276,665
                                    -------------   ------------   ------------   ------------  ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $   6,794,519   $  1,493,827   $  1,185,380   $  1,099,011  $    229,158   $  1,279,957
                                    =============   ============   ============   ============  ============   ============

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(d) Previously known as Alliance Premier Growth

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                                                        Fidelity        Fidelity      Fidelity
                                                                        Variable        Variable      Variable        Franklin
                                       Fidelity         Fidelity       Insurance       Insurance      Insurance      Templeton
                                       Variable         Variable     Products Fund   Products Fund  Products Fund     Variable
                                       Insurance       Insurance        (Service        (Service       (Service      Insurance
                                     Products Fund   Products Fund      Class 2)        Class 2)       Class 2)    Products Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account    Sub-Account    Sub-Account
                                     -----------------------------------------------------------------------------------------------

                                                                          VIP        VIP Investment                   Franklin
                                                                     Equity-Income     Grade Bond   VIP Overseas     Growth and
                                     VIP Investment                     (Service        (Service      (Service         Income
                                       Grade Bond     VIP Overseas      Class 2)         Class 2)     Class 2)     Securities (e)
                                     -----------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $    202,341   $     10,760   $     128   $      4,943      $       17   $          -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk              (59,611)       (15,955)        (92)          (944)            (55)        (1,833)
    Administrative expense                   (5,026)        (1,339)         (7)           (67)             (4)          (247)
                                       ------------   ------------   ---------   ------------      ----------   ------------

    Net investment income (loss)            137,704         (6,534)         29          3,932             (42)        (2,080)
                                       ------------   ------------   ---------   ------------      ----------   ------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                   1,624,577        181,460       6,719        130,061              98         10,985
    Cost of investments sold              1,571,998        235,796       6,557        128,451             104         10,517
                                       ------------   ------------   ---------   ------------      ----------   ------------

      Realized gains (losses)
        on fund shares                       52,579        (54,336)        162          1,610              (6)           468

Realized gain distributions                  71,194              -           -          1,806               -              -
                                       ------------   ------------   ---------   ------------      ----------   ------------

    Net realized gains (losses)             123,773        (54,336)        162          3,416              (6)           468

Change in unrealized gains (losses)         (77,765)       562,541       1,268         (4,060)          1,541         61,683
                                       ------------   ------------   ---------   ------------      ----------   ------------

    Net realized and unrealized
      gains (losses) on investments          46,008        508,205       1,430           (644)          1,535         62,151
                                       ------------   ------------   ---------   ------------      ----------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $    183,712   $    501,671   $   1,459   $      3,288      $    1,493   $     60,071
                                       ============   ============   =========   ============      ==========   ============

(e) For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                      Franklin         Franklin        Franklin         Franklin
                                      Templeton       Templeton       Templeton        Templeton          Janus           Janus
                                      Variable         Variable        Variable         Variable       Aspen Series    Aspen Series
                                      Insurance       Insurance       Insurance        Insurance         (Service        (Service
                                    Products Trust  Products Trust  Products Trust   Products Trust      Shares)         Shares)
                                     Sub-Account     Sub-Account     Sub-Account      Sub-Account      Sub-Account     Sub-Account
                                 ---------------------------------------------------------------------------------------------------

                                      Franklin                        Templeton                       International      Worldwide
                                      Small Cap                       Developing       Templeton          Value           Growth
                                        Value       Mutual Shares       Markets         Foreign          (Service        (Service
                                    Securities (e)  Securities (e)  Securities (e)   Securities (e)    Shares) (f)        Shares)
                                 ---------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $         -   $           -   $           -   $           -    $         58   $         51
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                (989)         (2,329)           (292)           (979)           (186)           (94)
    Administrative expense                    (122)           (284)            (34)           (110)            (13)            (6)
                                       -----------   -------------   -------------   -------------    ------------   ------------

    Net investment income (loss)            (1,111)         (2,613)           (326)         (1,089)           (141)           (49)
                                       -----------   -------------   -------------   -------------    ------------   ------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                     13,484          19,737           2,331          11,687             207          9,993
    Cost of investments sold                12,854          18,973           2,034          11,484             220         10,535
                                       -----------   -------------   -------------   -------------    ------------   ------------

      Realized gains (losses)
        on fund shares                         630             764             297             203             (13)          (542)

Realized gain distributions                      -               -               -               -               -              -
                                       -----------   -------------   -------------   -------------    ------------   ------------

    Net realized gains (losses)                630             764             297             203             (13)          (542)

Change in unrealized gains (losses)         31,549          53,198          10,485          25,504           3,814          1,825
                                       -----------   -------------   -------------   -------------    ------------   ------------

    Net realized and unrealized
      gains (losses) on investments         32,179          53,962          10,782          25,707           3,801          1,283
                                       -----------   -------------   -------------   -------------    ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $    31,068   $      51,349   $      10,456   $      24,618    $      3,660   $      1,234
                                       ===========   =============   =============   =============    ============   ============


(e) For the period beginning July 15, 2003 and ended December 31, 2003
(f) Previously known as Global Value (Service Shares)

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                          Lazard
                                        Retirement    LSA Variable    LSA Variable    LSA Variable   LSA Variable    LSA Variable
                                       Series, Inc.   Series Trust    Series Trust    Series Trust   Series Trust    Series Trust
                                        Sub-Account   Sub-Account     Sub-Account     Sub-Account    Sub-Account     Sub-Account
                                   -------------------------------------------------------------------------------------------------

                                         Emerging    LSA Aggressive                      LSA                         LSA Capital
                                          Markets        Growth       LSA Balanced   Basic Value    LSA Blue Chip    Appreciation
                                   -------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $        3   $           -   $       66,521   $          -    $       417   $         -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                (81)        (64,008)             (96)           (80)          (187)         (203)
    Administrative expense                     (6)         (3,840)              (7)            (5)           (13)          (15)
                                       ----------   -------------   --------------   ------------    -----------   -----------

    Net investment income (loss)              (84)        (67,848)          66,418            (85)           217          (218)
                                       ----------   -------------   --------------   ------------    -----------   -----------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                       462         905,185              354            118          2,036         1,513
    Cost of investments sold                  383         863,199              382            118          2,306         1,787
                                       ----------   -------------   --------------   ------------    -----------   -----------

      Realized gains (losses)
        on fund shares                         79          41,986              (28)             -           (270)         (274)

Realized gain distributions                     -               -               30              -              -             -
                                       ----------   -------------   --------------   ------------    -----------   -----------

    Net realized gains (losses)                79          41,986                2              -           (270)         (274)

Change in unrealized gains (losses)         2,500       1,874,478        1,309,334        631,795        450,797       643,083
                                       ----------   -------------   --------------   ------------    -----------   -----------

    Net realized and unrealized
      gains (losses) on investments         2,579       1,916,464        1,309,336        631,795        450,527       642,809
                                       ----------   -------------   --------------   ------------    -----------   -----------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $    2,495   $   1,848,616   $    1,375,754   $    631,710    $   450,744   $   642,591
                                       ==========   =============   ==============   ============    ===========   ===========

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                     LSA Variable    LSA Variable   LSA Variable    LSA Variable   LSA Variable       LSA Variable
                                     Series Trust    Series Trust   Series Trust    Series Trust   Series Trust       Series Trust
                                      Sub-Account     Sub-Account    Sub-Account     Sub-Account    Sub-Account        Sub-Account
                                   ------------------------------------------------------------------------------------------------

                                                         LSA            LSA
                                     LSA Capital     Disciplined    Diversified     LSA Emerging          LSA               LSA
                                     Growth (g)       Equity (h)      Mid Cap      Growth Equity    Equity Growth (i) Mid Cap Value
                                   ------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $     8,467   $          13   $     2,081   $             -    $          -   $       2,641
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk              (18)            (27)         (117)              (82)            (85)            (28)
    Administrative expense                   (1)             (2)           (8)               (6)             (5)             (2)
                                    -----------   -------------   -----------   ---------------    ------------   -------------

    Net investment income (loss)          8,448             (16)        1,956               (88)            (90)          2,611
                                    -----------   -------------   -----------   ---------------    ------------   -------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                      26           6,127           160             1,094              91              32
    Cost of investments sold                 31       3,377,089           163             1,447              89              33
                                    -----------   -------------   -----------   ---------------    ------------   -------------

      Realized gains (losses)
        on fund shares                       (5)     (3,370,962)           (3)             (353)              2              (1)

Realized gain distributions                   -               -             -                 -               -         130,004
                                    -----------   -------------   -----------   ---------------    ------------   -------------

    Net realized gains (losses)              (5)     (3,370,962)           (3)             (353)              2         130,003

Change in unrealized gains (losses)     835,884       3,682,249       798,712         1,371,530         742,678         853,023
                                    -----------   -------------   -----------   ---------------    ------------   -------------

    Net realized and unrealized
      gains (losses) on investments     835,879         311,287       798,709         1,371,177         742,680         983,026
                                    -----------   -------------   -----------   ---------------    ------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $   844,327   $     311,271   $   800,665   $     1,371,089    $    742,590   $     985,637
                                    ===========   =============   ===========   ===============    ============   =============


(g) Previously known as LSA Growth Equity
(h) On April 30, 2003, LSA Disciplined Equity merged into LSA Equity Growth
(i) Previously known as LSA Focused Equity

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                                           MFS Variable  MFS Variable   MFS Variable  MFS Variable  MFS Variable
                                           LSA Variable     Insurance     Insurance      Insurance     Insurance     Insurance
                                           Series Trust       Trust         Trust          Trust         Trust     (Service Class)
                                            Sub-Account    Sub-Account   Sub-Account    Sub-Account   Sub-Account    Sub-Account
                                       -------------------------------------------------------------------------------------
                                                                                                                       MFS New
                                               LSA                           MFS       MFS Investors     MFS New      Discovery
                                           Value Equity      MFS Bond    High Income       Trust        Discovery  (Service Class)
                                       -----------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $     78,571   $      143,808   $     24,994   $     12,936   $          -   $         -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                  (85)         (29,933)        (7,249)       (23,736)       (32,435)          (62)
    Administrative expense                       (6)          (2,511)          (599)        (1,985)        (2,678)           (4)
                                       ------------   --------------   ------------   ------------   ------------   -----------

    Net investment income (loss)             78,480          111,364         17,146        (12,785)       (35,113)          (66)
                                       ------------   --------------   ------------   ------------   ------------   -----------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                          90          695,403         77,112        189,202        407,854            72
    Cost of investments sold                    101          665,768         77,890        237,989        549,333            89
                                       ------------   --------------   ------------   ------------   ------------   -----------

      Realized gains (losses)
        on fund shares                          (11)          29,635           (778)       (48,787)      (141,479)          (17)

Realized gain distributions                       -                -              -              -              -             -
                                       ------------   --------------   ------------   ------------   ------------   -----------

    Net realized gains (losses)                 (11)          29,635           (778)       (48,787)      (141,479)          (17)

Change in unrealized gains (losses)       1,321,299           47,270         77,101        446,307        910,936         1,298
                                       ------------   --------------   ------------   ------------   ------------   -----------

    Net realized and unrealized
      gains (losses) on investments       1,321,288           76,905         76,323        397,520        769,457         1,281
                                       ------------   --------------   ------------   ------------   ------------   -----------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $  1,399,768   $      188,269   $     93,469   $    384,735   $    734,344   $     1,215
                                       ============   ==============   ============   ============   ============   ===========


See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                           MFS Variable
                                             Insurance          Morgan Stanley          Morgan Stanley         Morgan Stanley
                                               Trust                Variable               Variable               Variable
                                            (Service              Investment              Investment             Investment
                                             Class)                 Series                  Series                 Series
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                          MFS Utilities
                                            (Service               Aggressive              Dividend
                                             Class)                  Equity                 Growth                 Equity
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $                  2   $              2,880   $         14,821,330   $          2,173,847
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                           (1)              (519,336)           (10,100,932)            (7,571,982)
    Administrative expense                                -                (37,809)              (753,830)              (551,951)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                          1               (554,265)             3,966,568             (5,950,086)
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                                   1             15,824,842            202,853,328            154,043,057
    Cost of investments sold                              2             23,387,343            163,618,376            255,940,005
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                                   (1)            (7,562,501)            39,234,952           (101,896,948)

Realized gain distributions                               -                      -                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                          (1)            (7,562,501)            39,234,952           (101,896,948)

Change in unrealized gains (losses)                      29             16,409,763            135,729,451            216,938,677
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments                      28              8,847,262            174,964,403            115,041,729
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $                 29   $          8,292,997   $        178,930,971   $        109,091,643
                                       ====================   ====================   ====================   ====================
                                       35

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                           Morgan Stanley        Morgan Stanley
                                              Variable              Variable
                                             Investment            Investment
                                               Series                Series
                                            Sub-Account            Sub-Account
                                       --------------------   --------------------

                                             European                 Global
                                              Growth                Advantage
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $          1,584,107   $            241,739
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                   (2,243,384)              (298,430)
    Administrative expense                         (166,737)               (21,795)
                                       --------------------   --------------------

    Net investment income (loss)                   (826,014)               (78,486)
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                          77,187,639             23,115,959
    Cost of investments sold                     86,835,353             26,152,727
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                           (9,647,714)            (3,036,768)

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                  (9,647,714)            (3,036,768)

Change in unrealized gains (losses)              51,641,657              8,848,892
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments              41,993,943              5,812,124
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $         41,167,929   $          5,733,638
                                       ====================   ====================

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                          Morgan Stanley         Morgan Stanley         Morgan Stanley         Morgan Stanley
                                             Variable               Variable               Variable               Variable
                                            Investment             Investment             Investment             Investment
                                              Series                 Series                 Series                 Series
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                              Global
                                             Dividend
                                              Growth               High Yield           Income Builder          Information
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $          3,802,963   $          4,956,396   $          1,489,956   $                  -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                   (2,455,239)              (659,538)              (629,669)               (41,717)
    Administrative expense                         (184,735)               (48,080)               (46,621)                (3,052)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                  1,162,989              4,248,778                813,666                (44,769)
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                         151,731,204             69,560,201             17,452,228              9,739,412
    Cost of investments sold                    160,225,940            103,745,756             18,911,499              9,628,942
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                           (8,494,736)           (34,185,555)            (1,459,271)               110,470

Realized gain distributions                               -                      -                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                  (8,494,736)           (34,185,555)            (1,459,271)               110,470

Change in unrealized gains (losses)              58,039,750             41,547,202              8,906,070              1,291,252
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments              49,545,014              7,361,647              7,446,799              1,401,722
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $         50,708,003   $         11,610,425   $          8,260,465   $          1,356,953
                                       ====================   ====================   ====================   ====================
                                       36

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                          Morgan Stanley         Morgan Stanley
                                             Variable               Variable
                                            Investment             Investment
                                              Series                 Series
                                           Sub-Account            Sub-Account
                                       --------------------   --------------------

                                             Limited
                                             Duration             Money Market
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $          2,648,877   $          2,119,956
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                     (938,768)            (4,064,721)
    Administrative expense                          (70,493)              (300,205)
                                       --------------------   --------------------

    Net investment income (loss)                  1,639,616             (2,244,970)
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                          58,920,320            892,844,950
    Cost of investments sold                     59,148,449            892,844,950
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                             (228,129)                     -

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                    (228,129)                     -

Change in unrealized gains (losses)                (894,667)                     -
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments              (1,122,796)                     -
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $            516,820   $         (2,244,970)
                                       ====================   ====================

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                          Morgan Stanley         Morgan Stanley         Morgan Stanley         Morgan Stanley
                                             Variable               Variable               Variable               Variable
                                            Investment             Investment             Investment             Investment
                                              Series                 Series                 Series                 Series
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                                                    Quality
                                          Pacific Growth          Income Plus           S&P 500 Index            Strategist
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $                  -   $         20,981,068   $          1,175,947   $          5,928,844
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                     (252,635)            (4,880,361)            (1,537,023)            (4,574,842)
    Administrative expense                          (18,581)              (365,822)              (112,441)              (333,607)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                   (271,216)            15,734,885               (473,517)             1,020,395
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                          44,915,144            212,833,774             91,026,166             81,422,776
    Cost of investments sold                     44,308,994            210,880,028            106,123,438             88,406,218
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                              606,150              1,953,746            (15,097,272)            (6,983,442)

Realized gain distributions                               -                      -                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                     606,150              1,953,746            (15,097,272)            (6,983,442)

Change in unrealized gains (losses)               4,802,671              7,217,356             42,462,912             82,409,928
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments               5,408,821              9,171,102             27,365,640             75,426,486
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $          5,137,605   $         24,905,987   $         26,892,123   $         76,446,881
                                       ====================   ====================   ====================   ====================
                                       37

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                                                Morgan Stanley
                                                                   Variable
                                          Morgan Stanley          Investment
                                             Variable               Series
                                            Investment             (Class Y
                                              Series                Shares)
                                           Sub-Account            Sub-Account
                                       --------------------   --------------------

                                                                   Aggressive
                                                                     Equity
                                                                    (Class Y
                                            Utilities                Shares)
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $          4,881,020   $                  -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                   (2,149,991)              (342,614)
    Administrative expense                         (161,546)               (21,857)
                                       --------------------   --------------------

    Net investment income (loss)                  2,569,483               (364,471)
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                          71,303,054             18,522,712
    Cost of investments sold                     93,949,422             21,123,245
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                          (22,646,368)            (2,600,533)

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                 (22,646,368)            (2,600,533)

Change in unrealized gains (losses)              43,704,994              7,822,795
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments              21,058,626              5,222,262
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $         23,628,109   $          4,857,791
                                       ====================   ====================

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                          Morgan Stanley         Morgan Stanley         Morgan Stanley         Morgan Stanley
                                             Variable               Variable               Variable               Variable
                                            Investment             Investment             Investment             Investment
                                              Series                 Series                 Series                 Series
                                             (Class Y               (Class Y               (Class Y               (Class Y
                                             Shares)                Shares)                Shares)                Shares)
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                             Dividend                                      European                Global
                                              Growth                 Equity                 Growth                Advantage
                                             (Class Y               (Class Y               (Class Y               (Class Y
                                              Shares)                Shares)                Shares)                Shares)
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $          1,509,829   $            111,058   $            174,540   $             53,576
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                   (1,374,924)            (1,263,843)              (423,916)              (101,941)
    Administrative expense                          (90,620)               (83,294)               (27,312)                (6,658)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                     44,285             (1,236,079)              (276,688)               (55,023)
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                          10,250,964              9,035,272             88,127,452                850,244
    Cost of investments sold                     11,260,207             12,129,857             87,807,963              1,153,285
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                           (1,009,243)            (3,094,585)               319,489               (303,041)

Realized gain distributions                               -                      -                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                  (1,009,243)            (3,094,585)               319,489               (303,041)

Change in unrealized gains (losses)              21,715,571             19,845,435              8,065,950              2,054,132
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments              20,706,328             16,750,850              8,385,439              1,751,091
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $         20,750,613   $         15,514,771   $          8,108,751   $          1,696,068
                                       ====================   ====================   ====================   ====================
                                       38

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                          Morgan Stanley         Morgan Stanley
                                             Variable               Variable
                                            Investment             Investment
                                              Series                 Series
                                             (Class Y               (Class Y
                                             Shares)                Shares)
                                           Sub-Account            Sub-Account
                                       --------------------   --------------------

                                              Global
                                         Dividend Growth           High Yield
                                            (Class Y                (Class Y
                                             Shares)                 Shares)
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $            547,199   $          1,994,018
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                     (479,317)              (352,602)
    Administrative expense                          (31,708)               (23,980)
                                       --------------------   --------------------

    Net investment income (loss)                     36,174              1,617,436
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                           3,172,542              6,192,053
    Cost of investments sold                      3,236,901              6,914,006
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                              (64,359)              (721,953)

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                     (64,359)              (721,953)

Change in unrealized gains (losses)               8,828,168              3,651,472
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments               8,763,809              2,929,519
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $          8,799,983   $          4,546,955
                                       ====================   ====================

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                          Morgan Stanley         Morgan Stanley         Morgan Stanley         Morgan Stanley
                                             Variable               Variable               Variable               Variable
                                            Investment             Investment             Investment             Investment
                                              Series                 Series                 Series                 Series
                                             (Class Y               (Class Y               (Class Y               (Class Y
                                             Shares)                Shares)                Shares)                Shares)
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                                                                           Limited
                                          Income Builder          Information              Duration             Money Market
                                             (Class Y               (Class Y               (Class Y               (Class Y
                                              Shares)                Shares)                Shares)                Shares)
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $            783,973   $                  -   $          3,783,430   $            443,488
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                     (375,830)              (136,517)            (1,718,512)            (1,638,118)
    Administrative expense                          (25,431)                (9,070)              (111,843)              (108,538)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                    382,712               (145,587)             1,953,075             (1,303,168)
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                           3,147,732              1,742,644             26,724,026            403,270,602
    Cost of investments sold                      3,141,152              2,188,370             26,872,841            403,270,602
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                                6,580               (445,726)              (148,815)                     -

Realized gain distributions                               -                      -                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                       6,580               (445,726)              (148,815)                     -

Change in unrealized gains (losses)               4,281,235              4,341,652             (1,595,577)                     -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments               4,287,815              3,895,926             (1,744,392)                     -
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $          4,670,527   $          3,750,339   $            208,683   $         (1,303,168)
                                       ====================   ====================   ====================   ====================
                                       39

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                          Morgan Stanley         Morgan Stanley
                                             Variable               Variable
                                            Investment             Investment
                                              Series                 Series
                                             (Class Y               (Class Y
                                              Shares)                Shares)
                                           Sub-Account            Sub-Account
                                       --------------------   --------------------

                                                                     Quality
                                          Pacific Growth          Income Plus
                                             (Class Y               (Class Y
                                              Shares)                Shares)
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $                  -   $          7,012,472
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                      (88,181)            (2,049,488)
    Administrative expense                           (5,941)              (134,218)
                                       --------------------   --------------------

    Net investment income (loss)                    (94,122)             4,828,766
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                         143,863,443             37,830,026
    Cost of investments sold                    141,787,909             37,481,618
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                            2,075,534                348,408

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                   2,075,534                348,408

Change in unrealized gains (losses)               1,227,490              2,196,274
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments               3,303,024              2,544,682
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $          3,208,902   $          7,373,448
                                       ====================   ====================

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                   Morgan Stanley   Morgan Stanley    Morgan Stanley
                                      Variable         Variable          Variable
                                     Investment       Investment        Investment
                                       Series           Series            Series       Oppenheimer     Oppenheimer    Oppenheimer
                                      (Class Y         (Class Y          (Class Y        Variable        Variable       Variable
                                       Shares)          Shares)           Shares)     Account Funds   Account Funds  Account Funds
                                    Sub-Account      Sub-Account       Sub-Account     Sub-Account     Sub-Account    Sub-Account
                                 --------------------------------------------------------------------------------------------------

                                   S&P 500 Index      Strategist        Utilities                       Oppenheimer    Oppenheimer
                                      (Class Y         (Class Y          (Class Y      Oppenheimer         Capital         Global
                                       Shares)          Shares)           Shares)         Bond          Appreciation    Securities
                                 ---------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $     776,610   $    1,034,788   $     607,678   $     326,357   $       20,134   $     34,331
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk         (1,408,436)      (1,076,311)       (339,178)        (62,735)         (64,548)       (54,931)
    Administrative expense                (95,059)         (70,728)        (22,433)         (5,226)          (5,376)        (4,583)
                                    -------------   --------------   -------------   -------------   --------------   ------------

    Net investment income (loss)         (726,885)        (112,251)        246,067         258,396          (49,790)       (25,183)
                                    -------------   --------------   -------------   -------------   --------------   ------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                11,461,314        7,112,036       3,141,575       5,397,649          636,239        774,433
    Cost of investments sold           12,914,078        7,608,036       4,567,970       5,284,152          892,017      1,050,888
                                    -------------   --------------   -------------   -------------   --------------   ------------

      Realized gains (losses)
        on fund shares                 (1,452,764)        (496,000)     (1,426,395)        113,497         (255,778)      (276,455)

Realized gain distributions                     -                -               -               -                -              -
                                    -------------   --------------   -------------   -------------   --------------   ------------

    Net realized gains (losses)        (1,452,764)        (496,000)     (1,426,395)        113,497         (255,778)      (276,455)

Change in unrealized gains (losses)    23,609,209       15,682,854       4,371,245        (119,325)       1,711,456      1,955,099
                                    -------------   --------------   -------------   -------------   --------------   ------------

    Net realized and unrealized
      gains (losses) on investments    22,156,445       15,186,854       2,944,850          (5,828)       1,455,678      1,678,644
                                    -------------   --------------   -------------   -------------   --------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $  21,429,560   $   15,074,603   $   3,190,917   $     252,568   $    1,405,888   $  1,653,461
                                    =============   ==============   =============   =============   ==============   ============

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                                                   Oppenheimer     Oppenheimer      Oppenheimer     Oppenheimer
                                                                     Variable        Variable        Variable        Variable
                                 Oppenheimer      Oppenheimer     Account Funds   Account Funds    Account Funds   Account Funds
                                   Variable         Variable      (Service Class  (Service Class   (Service Class  (Service Class
                                Account Funds    Account Funds       ("SC"))         ("SC"))          ("SC"))         ("SC"))
                                 Sub-Account      Sub-Account      Sub-Account     Sub-Account      Sub-Account     Sub-Account
                              ------------------------------------------------------------------------------------------------------

                                                  Oppenheimer                      Oppenheimer       Oppenheimer
                                                  Main Street      Oppenheimer       Capital           Global        Oppenheimer
                                 Oppenheimer       Small Cap        Aggressive     Appreciation      Securities          High
                                 High Income         Growth      Growth (SC) (e)     (SC) (e)         (SC) (e)     Income (SC) (e)
                              ------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $     78,040   $          -   $        -   $          -    $           -   $           -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk          (14,910)       (29,860)        (169)          (492)            (231)           (346)
    Administrative expense               (1,234)        (2,510)         (27)           (70)             (37)            (46)
                                   ------------   ------------   ----------   ------------    -------------   -------------

    Net investment income (loss)         61,896        (32,370)        (196)          (562)            (268)           (392)
                                   ------------   ------------   ----------   ------------    -------------   -------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                 220,793        363,619       17,094            409            3,449             991
    Cost of investments sold            238,713        381,555       16,912            400            3,155             945
                                   ------------   ------------   ----------   ------------    -------------   -------------

      Realized gains (losses)
        on fund shares                  (17,920)       (17,936)         182              9              294              46

Realized gain distributions                   -              -            -              -                -               -
                                   ------------   ------------   ----------   ------------    -------------   -------------

    Net realized gains (losses)         (17,920)       (17,936)         182              9              294              46

Change in unrealized gains (losses)     201,698        969,142          612         15,518           10,354           5,560
                                   ------------   ------------   ----------   ------------    -------------   -------------

    Net realized and unrealized
      gains (losses) on investments     183,778        951,206          794         15,527           10,648           5,606
                                   ------------   ------------   ----------   ------------    -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $    245,674   $    918,836   $      598   $     14,965    $      10,380   $       5,214
                                   ============   ============   ==========   ============    =============   =============

(e) For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                           Oppenheimer            Oppenheimer            Oppenheimer            Oppenheimer
                                             Variable               Variable               Variable               Variable
                                          Account Funds          Account Funds          Account Funds          Account Funds
                                          (Service Class         (Service Class         (Service Class         (Service Class
                                             ("SC"))                ("SC"))                ("SC"))                ("SC"))
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                                                  Oppenheimer            Oppenheimer
                                           Oppenheimer            Main Street              Multiple             Oppenheimer
                                               Main                Small Cap              Strategies             Strategic
                                         Street (SC) (e)          Growth (SC)              (SC) (e)            Bond (SC) (e)
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $                  -   $                  -   $                  -   $                  -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                         (607)                  (801)                  (447)                  (742)
    Administrative expense                              (82)                   (98)                   (61)                   (98)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                       (689)                  (899)                  (508)                  (840)
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                               3,606                  6,782                  3,185                  3,617
    Cost of investments sold                          3,502                  6,223                  3,132                  3,596
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                                  104                    559                     53                     21

Realized gain distributions                               -                      -                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                         104                    559                     53                     21

Change in unrealized gains (losses)                  17,987                 22,478                 10,136                 10,313
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments                  18,091                 23,037                 10,189                 10,334
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $             17,402   $             22,138   $              9,681   $              9,494
                                       ====================   ====================   ====================   ====================
                                       42

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                          PIMCO Advisors         PIMCO Advisors
                                             Variable               Variable
                                        Insurance Trust (j)   (Insurance Trust (j)
                                            Sub-Account            Sub-Account
                                       --------------------   --------------------

                                                                      PEA
                                              OpCap               Science and
                                          Small Cap (k)          Technology (l)
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $                  -   $                  -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                          (15)                   (10)
    Administrative expense                               (1)                     -
                                       --------------------   --------------------

    Net investment income (loss)                        (16)                   (10)
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                                  19                    724
    Cost of investments sold                             21                    909
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                                   (2)                  (185)

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                          (2)                  (185)

Change in unrealized gains (losses)                     400                    537
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments                     398                    352
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $                382   $                342
                                       ====================   ====================

(e) For the period beginning July 15, 2003 and ended December 31, 2003
(j) Previously known as OCC Accumulation Trust
(k) Previously known as OCC Small Cap
(l) Previously known as OCC Science and Technology

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                   PIMCO Variable  PIMCO Variable  PIMCO Variable
                                     Insurance       Insurance       Insurance         Putnam           Putnam          Putnam
                                       Trust           Trust           Trust       Variable Trust   Variable Trust  Variable Trust
                                    Sub-Account     Sub-Account     Sub-Account     Sub-Account      Sub-Account     Sub-Account
                                  -------------------------------------------------------------------------------------------------

                                                                                   VT The George          VT
                                                                       PIMCO        Putnam Fund      Global Asset    VT Growth and
                                    Foreign Bond    Money Market    Total Return   of Boston (a)    Allocation (e)      Income
                                  -------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $       765   $        74   $         934   $            -   $          -   $        640,758
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk            (401)         (154)           (394)         (22,887)          (258)          (584,945)
    Administrative expense                 (28)          (11)            (28)          (2,651)           (33)           (40,242)
                                   -----------   -----------   -------------   --------------   ------------   ----------------

    Net investment income (loss)           336           (91)            512          (25,538)          (291)            15,571
                                   -----------   -----------   -------------   --------------   ------------   ----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                108,297         3,903         108,927          491,623            430         41,071,397
    Cost of investments sold           105,688         3,903         107,021          480,462            415         41,327,184
                                   -----------   -----------   -------------   --------------   ------------   ----------------

      Realized gains (losses)
        on fund shares                   2,609             -           1,906           11,161             15           (255,787)

Realized gain distributions                  -             -               9                -              -                  -
                                   -----------   -----------   -------------   --------------   ------------   ----------------

    Net realized gains (losses)          2,609             -           1,915           11,161             15           (255,787)

Change in unrealized gains (losses)     (1,278)            -            (769)         275,834          4,329          9,812,407
                                   -----------   -----------   -------------   --------------   ------------   ----------------

    Net realized and unrealized
      gains (losses) on investments      1,331             -           1,146          286,995          4,344          9,556,620
                                   -----------   -----------   -------------   --------------   ------------   ----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $     1,667   $       (91)  $       1,658   $      261,457   $      4,053   $      9,572,191
                                   ===========   ===========   =============   ==============   ============   ================

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(e) For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                   Putnam           Putnam           Putnam           Putnam          Putnam           Putnam
                               Variable Trust   Variable Trust   Variable Trust   Variable Trust  Variable Trust   Variable Trust
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account     Sub-Account      Sub-Account
                               ----------------------------------------------------------------------------------------------------

                                                                                        VT         International
                                 VT Health                                         International    Growth and
                                Sciences (e)    VT High Yield    VT Income (e)       Equity (m)        Income      VT Investors (a)
                               -----------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $       -   $     13,681   $          -   $       466,545    $         52   $             -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk          (424)        (4,042)          (713)         (897,782)            (49)           (4,415)
    Administrative expense               (40)          (308)           (96)          (60,449)             (4)             (483)
                                   ---------   ------------   ------------   ---------------    ------------   ---------------

    Net investment income (loss)        (464)         9,331           (809)         (491,686)             (1)           (4,898)
                                   ---------   ------------   ------------   ---------------    ------------   ---------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                  451          7,209          1,288        78,168,082              89            58,303
    Cost of investments sold             444          6,937          1,271        78,720,486              85            55,938
                                   ---------   ------------   ------------   ---------------    ------------   ---------------

      Realized gains (losses)
        on fund shares                     7            272             17          (552,404)              4             2,365

Realized gain distributions                -              -              -                 -               -                 -
                                   ---------   ------------   ------------   ---------------    ------------   ---------------

    Net realized gains (losses)            7            272             17          (552,404)              4             2,365

Change in unrealized gains (losses)    6,445         51,972          3,899        16,354,238           1,128            73,210
                                   ---------   ------------   ------------   ---------------    ------------   ---------------

    Net realized and unrealized
      gains (losses) on investments    6,452         52,244          3,916        15,801,834           1,132            75,575
                                   ---------   ------------   ------------   ---------------    ------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $   5,988   $     61,575   $      3,107   $    15,310,148    $      1,131   $        70,677
                                   =========   ============   ============   ===============    ============   ===============

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(e) For the period beginning July 15, 2003 and ended December 31, 2003
(m) Previously known as VT International Growth

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                      Putnam           Putnam           Putnam          Putnam           Putnam          Putnam
                                  Variable Trust   Variable Trust   Variable Trust  Variable Trust   Variable Trust  Variable Trust
                                   Sub-Account      Sub-Account      Sub-Account     Sub-Account      Sub-Account     Sub-Account
                                 ---------------------------------------------------------------------------------------------------
                                                                                                                     VT Utilities
                                        VT            VT New                                          VT Small Cap     Growth and
                                   Money Market  Opportunities (e)   VT New Value     VT Research         Value        Income (e)
                                 ---------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $        20   $           -   $            -   $           -   $        97,947   $          -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk             (62)           (202)             (19)            (14)         (481,093)          (139)
    Administrative expense                  (9)            (23)              (2)             (2)          (30,279)           (20)
                                   -----------   -------------   --------------   -------------   ---------------   ------------

    Net investment income (loss)           (51)           (225)             (21)            (16)         (413,425)          (159)
                                   -----------   -------------   --------------   -------------   ---------------   ------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                 14,890             222               18           4,559        62,195,634            796
    Cost of investments sold            14,890             221               18           4,523        60,717,888            751
                                   -----------   -------------   --------------   -------------   ---------------   ------------

      Realized gains (losses)
        on fund shares                       -               1                -              36         1,477,746             45

Realized gain distributions                  -               -                -               -                 -              -
                                   -----------   -------------   --------------   -------------   ---------------   ------------

    Net realized gains (losses)              -               1                -              36         1,477,746             45

Change in unrealized gains (losses)          -           2,597              580             322        12,006,502          3,676
                                   -----------   -------------   --------------   -------------   ---------------   ------------

    Net realized and unrealized
      gains (losses) on investments          -           2,598              580             358        13,484,248          3,721
                                   -----------   -------------   --------------   -------------   ---------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $       (51)  $       2,373   $          559   $         342   $    13,070,823   $      3,562
                                   ===========   =============   ==============   =============   ===============   ============


(e) For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                                                                  Salomon Brothers
                                     Putnam           Putnam           Rydex         Variable        STI Classic     STI Classic
                                  Variable Trust   Variable Trust  Variable Trust  Series Funds    Variable Trust   Variable Trust
                                   Sub-Account      Sub-Account     Sub-Account    Sub-Account       Sub-Account     Sub-Account
                                  -------------------------------------------------------------------------------------------------

                                                                                    Variable        STI Capital     STI Growth &
                                   VT Vista (e)      VT Voyager      Rydex OTC     All Cap (n)    Appreciation (e)   Income (e)
                                  -------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $          -   $       140,577   $        -   $       13      $          -   $         322
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk             (242)         (635,949)           -          (68)             (834)           (263)
    Administrative expense                  (30)          (42,896)           -           (4)              (89)            (40)
                                   ------------   ---------------   ----------   ----------      ------------   -------------

    Net investment income (loss)           (272)         (538,268)           -          (59)             (923)             19
                                   ------------   ---------------   ----------   ----------      ------------   -------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                  26,206        30,505,995            1          100               883           1,979
    Cost of investments sold             24,893        33,474,061            2          107               864           1,906
                                   ------------   ---------------   ----------   ----------      ------------   -------------

      Realized gains (losses)
        on fund shares                    1,313        (2,968,066)          (1)          (7)               19              73

Realized gain distributions                   -                 -            -            -                 -               -
                                   ------------   ---------------   ----------   ----------      ------------   -------------

    Net realized gains (losses)           1,313        (2,968,066)          (1)          (7)               19              73

Change in unrealized gains (losses)       2,690        12,021,298           16        1,629            13,603           8,731
                                   ------------   ---------------   ----------   ----------      ------------   -------------

    Net realized and unrealized
      gains (losses) on investments       4,003         9,053,232           15        1,622            13,622           8,804
                                   ------------   ---------------   ----------   ----------      ------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $      3,731   $     8,514,964   $       15   $    1,563      $     12,699   $       8,823
                                   ============   ===============   ==========   ==========      ============   =============


(e) For the period beginning July 15, 2003 and ended December 31, 2003
(n) Previously known as Capital

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     The Universal
                              STI Classic      STI Classic        STI Classic        STI Classic      STI Classic    Institutional
                             Variable Trust   Variable Trust     Variable Trust     Variable Trust   Variable Trust   Funds, Inc.
                              Sub-Account      Sub-Account        Sub-Account        Sub-Account      Sub-Account     Sub-Account
                             -------------------------------------------------------------------------------------------------------

                                  STI                                                                    STI
                             International    STI Investment          STI           STI Small Cap    Value Income     UIF Emerging
                               Equity (e)     Grade Bond (e)   Mid-Cap Equity (e)  Value Equity (e)    Stock (e)     Markets Equity
                             -------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $       -   $        747   $         431   $         116        $      205   $             -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk             -           (297)           (292)           (235)             (144)         (377,111)
    Administrative expense                 -            (40)            (42)            (33)              (20)          (25,163)
                                   ---------   ------------   -------------   -------------        ----------   ---------------

    Net investment income (loss)           -            410              97            (152)               41          (402,274)
                                   ---------   ------------   -------------   -------------        ----------   ---------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                    -            801           3,561           2,439            11,024       243,830,198
    Cost of investments sold               -            793           3,210           2,196            10,972       241,861,851
                                   ---------   ------------   -------------   -------------        ----------   ---------------

      Realized gains (losses)
        on fund shares                     -              8             351             243                52         1,968,347

Realized gain distributions                -              -               -               -                 -                 -
                                   ---------   ------------   -------------   -------------        ----------   ---------------

    Net realized gains (losses)            -              8             351             243                52         1,968,347

Change in unrealized gains (losses)       28            227           8,098           8,969             3,421         9,951,847
                                   ---------   ------------   -------------   -------------        ----------   ---------------

    Net realized and unrealized
      gains (losses) on investments       28            235           8,449           9,212             3,473        11,920,194
                                   ---------   ------------   -------------   -------------        ----------   ---------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $      28   $        645   $       8,546   $       9,060        $    3,514   $    11,517,920
                                   =========   ============   =============   =============        ==========   ===============



(e) For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                       The Universal   The Universal   The Universal  The Universal    The Universal  The Universal
                                       Institutional   Institutional   Institutional  Institutional    Institutional  Institutional
                                        Funds, Inc.     Funds, Inc.     Funds, Inc.    Funds, Inc.      Funds, Inc.    Funds, Inc.
                                        Sub-Account     Sub-Account     Sub-Account    Sub-Account      Sub-Account    Sub-Account
                                    ------------------------------------------------------------------------------------------------

                                                                            UIF
                                            UIF                        International        UIF             UIF         UIF U.S.
                                       Equity Growth   UIF High Yield      Magnum     Mid Cap Growth   Mid Cap Value   Real Estate
                                    ------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $           -   $       -   $       32,219   $          -  $            -   $            -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk              (734,039)     (3,545)        (346,688)      (255,706)     (1,397,330)        (788,631)
    Administrative expense                   (50,536)       (251)         (23,579)       (16,083)        (89,583)         (52,233)
                                       -------------   ---------   --------------   ------------  --------------   --------------

    Net investment income (loss)            (784,575)     (3,796)        (338,048)      (271,789)     (1,486,913)        (840,864)
                                       -------------   ---------   --------------   ------------  --------------   --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                   19,343,383       4,858       05,974,820     41,013,507      85,438,550       92,223,592
    Cost of investments sold              26,913,427       4,536       04,304,240     40,112,475      85,182,768       89,559,290
                                       -------------   ---------   --------------   ------------  --------------   --------------

      Realized gains (losses)
        on fund shares                    (7,570,044)        322        1,670,580        901,032         255,782        2,664,302

Realized gain distributions                        -           -                -              -               -                -
                                       -------------   ---------   --------------   ------------  --------------   --------------

    Net realized gains (losses)           (7,570,044)        322        1,670,580        901,032         255,782        2,664,302

Change in unrealized gains (losses)       18,904,775      53,246        6,293,183      4,776,780      31,834,886       14,372,353
                                       -------------   ---------   --------------   ------------  --------------   --------------

    Net realized and unrealized
      gains (losses) on investments       11,334,731      53,568        7,963,763      5,677,812      32,090,668       17,036,655
                                       -------------   ---------   --------------   ------------  --------------   --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $  10,550,156   $  49,772   $    7,625,715   $  5,406,023  $   30,603,755   $   16,195,791
                                       =============   =========   ==============   ============  ==============   ==============

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                    The Universal    The Universal   The Universal   The Universal   The Universal   The Universal
                                    Institutional    Institutional   Institutional   Institutional   Institutional   Institutional
                                     Funds, Inc.      Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.
                                      (Class II)       (Class II)      (Class II)      (Class II)      (Class II)      (Class II)
                                     Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                   ------------------------------------------------------------------------------------------

                                      UIF Active
                                    International     UIF Emerging    UIF Emerging   UIF Equity and       UIF          UIF Global
                                      Allocation      Markets Debt   Markets Equity      Income      Equity Growth     Franchise
                                    (Class II) (o)   (Class II) (a)  (Class II) (a)  (Class II) (a)  (Class II) (a)  (Class II) (a)
                                   ------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $      31,272   $            -   $           -   $     28,680  $          -   $          -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk            (7,104)          (9,019)        (16,054)       (30,663)      (31,912)       (32,413)
    Administrative expense                  (838)          (1,045)         (1,822)        (3,527)       (3,745)        (3,736)
                                   -------------   --------------   -------------   ------------  ------------   ------------

    Net investment income (loss)          23,330          (10,064)        (17,876)        (5,510)      (35,657)       (36,149)
                                   -------------   --------------   -------------   ------------  ------------   ------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                1,903,797          120,039         248,713        569,659       503,502        521,114
    Cost of investments sold           1,797,742          117,437         224,450        562,271       482,695        497,371
                                   -------------   --------------   -------------   ------------  ------------   ------------

      Realized gains (losses)
        on fund shares                   106,055            2,602          24,263          7,388        20,807         23,743

Realized gain distributions                    -                -               -         16,435             -         12,565
                                   -------------   --------------   -------------   ------------  ------------   ------------

    Net realized gains (losses)          106,055            2,602          24,263         23,823        20,807         36,308

Change in unrealized gains (losses)            -          118,526         533,279        457,181       464,623        832,831
                                   -------------   --------------   -------------   ------------  ------------   ------------

    Net realized and unrealized
      gains (losses) on investments      106,055          121,128         557,542        481,004       485,430        869,139
                                   -------------   --------------   -------------   ------------  ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $     129,385   $      111,064   $     539,666   $    475,494  $    449,773   $    832,990
                                   =============   ==============   =============   ============  ============   ============


(a) For the period beginning May 1, 2003 and ended December 31, 2003
(o) For the period beginning May 1, 2003 and ended October 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                          The Universal          The Universal          The Universal          The Universal
                                          Institutional          Institutional          Institutional          Institutional
                                           Funds, Inc.            Funds, Inc.            Funds, Inc.            Funds, Inc.
                                            (Class II)             (Class II)             (Class II)             (Class II)
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                                                      UIF                    UIF
                                               UIF               Small Company           U.S. Mid Cap             UIF U.S.
                                          Mid Cap Growth             Growth                 Value               Real Estate
                                          (Class II) (a)         (Class II) (a)         (Class II) (a)         (Class II) (a)
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $                  -   $                  -   $                  -   $                  -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                      (48,542)               (46,447)               (80,114)               (43,847)
    Administrative expense                           (5,567)                (5,450)                (9,270)                (5,048)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                    (54,109)               (51,897)               (89,384)               (48,895)
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                             574,586                208,729                419,787                330,973
    Cost of investments sold                        533,389                199,658                397,094                307,687
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                               41,197                  9,071                 22,693                 23,286

Realized gain distributions                               -                181,361                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                      41,197                190,432                 22,693                 23,286

Change in unrealized gains (losses)                 886,964                748,108              1,830,100                841,833
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments                 928,161                938,540              1,852,793                865,119
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $            874,052   $            886,643   $          1,763,409   $            816,224
                                       ====================   ====================   ====================   ====================
                                       50

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                            Van Kampen             Van Kampen
                                               Life                   Life
                                            Investment             Investment
                                              Trust                  Trust
                                           Sub-Account            Sub-Account
                                       --------------------   --------------------

                                                                  LIT Emerging
                                           LIT Comstock              Growth
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $            321,420   $                  -
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                     (540,099)            (1,290,607)
    Administrative expense                          (39,073)               (90,380)
                                       --------------------   --------------------

    Net investment income (loss)                   (257,752)            (1,380,987)
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                          37,441,380             78,091,098
    Cost of investments sold                     36,068,434             94,870,154
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                            1,372,946            (16,779,056)

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                   1,372,946            (16,779,056)

Change in unrealized gains (losses)              10,051,964             38,351,461
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments              11,424,910             21,572,405
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $         11,167,158   $         20,191,418
                                       ====================   ====================

(a) For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                                                                          Van Kampen             Van Kampen
                                            Van Kampen             Van Kampen                Life                   Life
                                               Life                   Life                Investment             Investment
                                            Investment             Investment               Trust                  Trust
                                              Trust                  Trust                (Class II)             (Class II)
                                           Sub-Account            Sub-Account            Sub-Account            Sub-Account
                                       --------------------   --------------------   --------------------   --------------------

                                                                                        LIT Aggressive
                                                                       LIT                   Growth              LIT Comstock
                                          LIT Government          Money Market          (Class II) (a)           (Class II)
                                       --------------------   --------------------   --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $             67,849   $             21,419   $                  -   $            414,394
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                      (17,689)               (43,912)               (14,451)            (1,237,401)
    Administrative expense                           (1,470)                (3,658)                (1,720)               (86,546)
                                       --------------------   --------------------   --------------------   --------------------

    Net investment income (loss)                     48,690                (26,151)               (16,171)              (909,553)
                                       --------------------   --------------------   --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                             565,167              3,613,672                 62,505              9,441,860
    Cost of investments sold                        567,755              3,613,672                 59,630              8,914,528
                                       --------------------   --------------------   --------------------   --------------------

      Realized gains (losses)
        on fund shares                               (2,588)                     -                  2,875                527,332

Realized gain distributions                               -                      -                      -                      -
                                       --------------------   --------------------   --------------------   --------------------

    Net realized gains (losses)                      (2,588)                     -                  2,875                527,332

Change in unrealized gains (losses)                 (45,330)                     -                232,685             22,205,550
                                       --------------------   --------------------   --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments                 (47,918)                     -                235,560             22,732,882
                                       --------------------   --------------------   --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $                772   $            (26,151)  $            219,389   $         21,823,329
                                       ====================   ====================   ====================   ====================
                                       51


STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------

                                            Van Kampen             Van Kampen
                                               Life                   Life
                                            Investment             Investment
                                              Trust                  Trust
                                            (Class II)             (Class II)
                                           Sub-Account            Sub-Account
                                       --------------------   --------------------

                                           LIT Emerging          LIT Growth and
                                              Growth                 Income
                                            (Class II)             (Class II)
                                       --------------------   --------------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $                  -   $                 37
Charges from Allstate Life
  Insurance Company:
    Mortality and expense risk                     (552,663)              (120,158)
    Administrative expense                          (35,495)               (14,109)
                                       --------------------   --------------------

    Net investment income (loss)                   (588,158)              (134,230)
                                       --------------------   --------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales                           4,086,929                523,633
    Cost of investments sold                      4,769,087                507,331
                                       --------------------   --------------------

      Realized gains (losses)
        on fund shares                             (682,158)                16,302

Realized gain distributions                               -                      -
                                       --------------------   --------------------

    Net realized gains (losses)                    (682,158)                16,302

Change in unrealized gains (losses)               8,482,824              2,659,641
                                       --------------------   --------------------

    Net realized and unrealized
      gains (losses) on investments               7,800,666              2,675,943
                                       --------------------   --------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                      $          7,212,508   $          2,541,713
                                       ====================   ====================

(a) For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                        AIM Variable                          AIM Variable
                                                      Insurance Funds                       Insurance Funds
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                          AIM V. I.
                                                    Capital Appreciation                 AIM V. I. Core Equity
                                             ----------------------------------    ----------------------------------
                                                  2003                2002              2003                2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (466,246)   $      (416,151)   $        (6,342)   $       (25,859)
Net realized gains (losses)                       (1,574,155)        (3,139,057)          (119,182)          (229,480)
Change in unrealized gains (losses)                9,272,620         (4,440,492)           653,459           (274,335)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 7,232,219         (7,995,700)           527,935           (529,674)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,892,559          5,409,059             96,911            385,905
Benefit payments                                    (223,177)          (579,614)           (31,277)          (118,666)
Payments on termination                           (1,699,005)        (1,573,029)          (206,142)          (233,307)
Contract maintenance charge                          (15,196)           (12,763)            (3,141)            (2,795)
Transfers among the sub-accounts
   and with the Fixed Account - net                2,549,926          3,163,311            108,153            338,188
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      2,505,107          6,406,964            (35,496)           369,325
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  9,737,326         (1,588,736)           492,439           (160,349)

NET ASSETS AT BEGINNING OF PERIOD                 23,804,156         25,392,892          2,411,868          2,572,217
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    33,541,482    $    23,804,156    $     2,904,307    $     2,411,868
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       4,794,812          3,787,168            363,994            323,463
         Units Issued                              8,032,480          3,575,340             69,171            259,704
         Units Redeemed                           (7,518,486)        (2,567,696)           (76,207)          (219,173)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              5,308,806          4,794,812            356,958            363,994
                                             ===============    ===============    ===============    ===============
                                       52

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        AIM Variable
                                                      Insurance Funds
                                                        Sub-Account
                                             ----------------------------------
                                                AIM V. I. Dent Demographics
                                             ----------------------------------
                                                  2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (142)   $          (216)
Net realized gains (losses)                              (58)            (3,474)
Change in unrealized gains (losses)                    2,957             (3,378)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     2,757             (7,068)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                 276             14,356
Benefit payments                                           -                  -
Payments on termination                                    -             (1,155)
Contract maintenance charge                              (29)               (10)
Transfers among the sub-accounts
   and with the Fixed Account - net                    2,031             (4,725)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                          2,278              8,466
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                      5,035              1,398

NET ASSETS AT BEGINNING OF PERIOD                      7,747              6,349
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        12,782    $         7,747
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             931                510
         Units Issued                                    227              1,521
         Units Redeemed                                  (23)            (1,100)
                                             ---------------    ---------------
   Units outstanding at end of period                  1,135                931
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                         AIM Variable                         AIM Variable
                                                       Insurance Funds                      Insurance Funds
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                          AIM V. I.
                                                     Diversified Income                     AIM V. I. Growth
                                             ----------------------------------    ----------------------------------
                                                   2003              2002               2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        73,409    $        66,686    $      (235,117)   $      (177,340)
Net realized gains (losses)                           (5,538)           (10,769)        (1,007,412)        (1,412,835)
Change in unrealized gains (losses)                   22,099            (43,356)         4,958,675         (2,742,611)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    89,970             12,561          3,716,146         (4,332,786)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             111,635            142,813          1,349,391          3,335,813
Benefit payments                                           -            (30,596)          (212,123)          (256,291)
Payments on termination                              (74,908)           (50,364)        (1,179,505)          (504,467)
Contract maintenance charge                             (683)              (499)            (5,933)            (4,596)
Transfers among the sub-accounts
   and with the Fixed Account - net                  326,103            270,155          3,821,141            981,572
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        362,147            331,509          3,772,971          3,552,031
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    452,117            344,070          7,489,117           (780,755)

NET ASSETS AT BEGINNING OF PERIOD                  1,036,826            692,756         10,486,057         11,266,812
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     1,488,943    $     1,036,826    $    17,975,174    $    10,486,057
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         101,019             68,158          3,080,683          2,274,547
         Units Issued                                 60,344             92,460          5,180,050          1,687,994
         Units Redeemed                              (26,832)           (59,599)        (4,151,360)          (881,858)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                134,531            101,019          4,109,373          3,080,683
                                             ===============    ===============    ===============    ===============
                                       53

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        AIM Variable
                                                     Insurance Funds
                                                        Sub-Account
                                             ----------------------------------
                                                          AIM V. I.
                                                    International Growth
                                             ----------------------------------
                                                   2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        (8,471)   $        (8,940)
Net realized gains (losses)                          (67,035)           (73,665)
Change in unrealized gains (losses)                  359,526           (148,277)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   284,020           (230,882)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              49,522            211,412
Benefit payments                                     (30,679)              (546)
Payments on termination                              (70,046)          (194,442)
Contract maintenance charge                           (1,580)            (1,573)
Transfers among the sub-accounts
   and with the Fixed Account - net                  (24,103)           174,226
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        (76,886)           189,077
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    207,134            (41,805)

NET ASSETS AT BEGINNING OF PERIOD                  1,105,448          1,147,253
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     1,312,582    $     1,105,448
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         163,158            140,931
         Units Issued                                 17,190             71,510
         Units Redeemed                              (28,274)           (49,283)
                                             ---------------    ---------------
   Units outstanding at end of period                152,074            163,158
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                        AIM Variable                     AIM Variable Insurance
                                                      Insurance Funds                        Funds Series II
                                                        Sub-Account                            Sub-Account
                                             ----------------------------------    ----------------------------------
                                                  AIM V. I. Premier Equity              AIM V. I. Basic Value II
                                             ----------------------------------    ----------------------------------
                                                   2003               2002             2003 (a)           2002 (a)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (631,462)   $      (677,883)   $       (31,625)   $             -
Net realized gains (losses)                       (3,705,951)        (5,450,943)             9,646                  -
Change in unrealized gains (losses)               14,392,736        (15,288,252)           668,867                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                10,055,323        (21,417,078)           646,888                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,335,617          8,777,456          5,371,425                  -
Benefit payments                                  (1,179,750)        (1,060,679)                 -                  -
Payments on termination                           (3,184,238)        (3,414,752)           (14,469)                 -
Contract maintenance charge                          (23,402)           (23,507)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net               (1,121,323)         1,886,227          1,382,192                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     (4,173,096)         6,164,745          6,739,148                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  5,882,227        (15,252,333)         7,386,036                  -

NET ASSETS AT BEGINNING OF PERIOD                 45,501,941         60,754,274                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    51,384,168    $    45,501,941    $     7,386,036    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       9,117,264          8,445,264                  -                  -
         Units Issued                              1,830,500          7,260,806            596,735                  -
         Units Redeemed                           (2,620,336)        (6,588,806)           (23,453)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              8,327,428          9,117,264            573,282                  -
                                             ===============    ===============    ===============    ===============
                                       54

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                  AIM Variable Insurance
                                                      Funds Series II
                                                        Sub-Account
                                             ----------------------------------
                                                     AIM V. I. Capital
                                                      Appreciation II
                                             ----------------------------------
                                                 2003 (a)          2002 (a)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (20,581)   $             -
Net realized gains (losses)                           26,459                  -
Change in unrealized gains (losses)                  334,534                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   340,412                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           3,131,768                  -
Benefit payments                                           -                  -
Payments on termination                              (14,452)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                1,134,414                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      4,251,730                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  4,592,142                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     4,592,142    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                427,104                  -
         Units Redeemed                              (51,703)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                375,401                  -
                                             ===============    ===============

(a)  For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                                                                Alliance
                                                    AIM Variable Insurance                 Bernstein Variable
                                                       Funds Series II                    Product Series Fund
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                          AIM V. I.                             Alliance
                                                      Premier Equity II                   Bernstein Growth (b)
                                             ----------------------------------    ----------------------------------
                                                 2003 (a)           2002 (a)             2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        (8,116)   $             -    $      (307,764)   $      (221,211)
Net realized gains (losses)                            2,116                  -           (754,722)        (2,372,755)
Change in unrealized gains (losses)                  180,624                  -          6,204,345         (2,394,870)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   174,624                  -          5,141,859         (4,988,836)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,650,391                  -          6,251,945          2,601,739
Benefit payments                                           -                  -           (151,755)          (222,612)
Payments on termination                              (18,404)                 -         (1,201,367)          (861,782)
Contract maintenance charge                                -                  -             (7,237)            (5,995)
Transfers among the sub-accounts
   and with the Fixed Account - net                  551,504                  -          9,656,370           (166,046)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      2,183,491                  -         14,547,956          1,345,304
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  2,358,115                  -         19,689,815         (3,643,532)

NET ASSETS AT BEGINNING OF PERIOD                          -                  -         12,173,298         15,816,830
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     2,358,115    $             -    $    31,863,113    $    12,173,298
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -          2,805,447          2,582,313
         Units Issued                                206,417                  -          6,854,035          1,604,044
         Units Redeemed                               (5,687)                 -         (4,872,391)        (1,380,910)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                200,730                  -          4,787,091          2,805,447
                                             ===============    ===============    ===============    ===============
                                       55

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        Alliance
                                                   Bernstein Variable
                                                  Product Series Fund
                                                       Sub-Account
                                             ----------------------------------
                                                     Alliance Bernstein
                                                     Growth & Income (c)
                                             ----------------------------------
                                                   2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (1,297,544)   $    (1,497,686)
Net realized gains (losses)                       (3,487,554)        (5,643,100)
Change in unrealized gains (losses)               48,940,333        (34,470,607)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                44,155,235        (41,611,393)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          20,198,104         28,480,716
Benefit payments                                  (2,744,775)        (2,388,973)
Payments on termination                          (11,213,638)       (12,108,471)
Contract maintenance charge                          (68,548)           (56,384)
Transfers among the sub-accounts
   and with the Fixed Account - net               21,179,308         18,300,916
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     27,350,451         32,227,804
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 71,505,686         (9,383,589)

NET ASSETS AT BEGINNING OF PERIOD                135,646,350        145,029,939
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   207,152,036    $   135,646,350
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      17,354,280         14,041,524
         Units Issued                             18,915,883         13,457,161
         Units Redeemed                          (16,182,257)       (10,144,405)
                                             ---------------    ---------------
   Units outstanding at end of period             20,087,906         17,354,280
                                             ===============    ===============

(a)  For the period beginning May 1, 2003 and ended December 31, 2003
(b)  Previously known as Alliance Growth
(c)  Previously known as Alliance Growth & Income
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                           Alliance                             Alliance
                                                     Bernstein Variable                    Bernstein Variable
                                                     Product Series Fund                   Product Series Fund
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                          Alliance                         Alliance Bernstein
                                                Bernstein Premier Growth (d)                 Small Cap Value
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)           2003 (a)           2002 (a)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (559,928)   $      (512,854)   $       (56,095)   $             -
Net realized gains (losses)                       (3,976,005)        (5,975,064)            28,824                  -
Change in unrealized gains (losses)               11,330,452         (6,357,494)         1,521,098                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 6,794,519        (12,845,412)         1,493,827                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           6,311,454          4,340,525          9,094,024                  -
Benefit payments                                    (321,154)          (802,149)                 -                  -
Payments on termination                           (2,708,047)        (2,619,789)           (35,837)                 -
Contract maintenance charge                          (15,664)           (15,552)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                3,336,606          2,846,376          3,048,929                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      6,603,195          3,749,411         12,107,116                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 13,397,714         (9,096,001)        13,600,943                  -

NET ASSETS AT BEGINNING OF PERIOD                 29,035,477         38,131,478                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    42,433,191    $    29,035,477    $    13,600,943    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       6,459,359          5,849,767                  -                  -
         Units Issued                              4,132,906          3,703,421          1,053,014                  -
         Units Redeemed                           (3,440,296)        (3,093,829)           (52,663)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              7,151,969          6,459,359          1,000,351                  -
                                             ===============    ===============    ===============    ===============
                                       56

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                     Fidelity Variable
                                                  Insurance Products Fund
                                                         Sub-Account
                                             ----------------------------------
                                                        VIP Contrafund
                                             ----------------------------------
                                                   2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (42,273)   $       (24,624)
Net realized gains (losses)                          (50,946)          (156,902)
Change in unrealized gains (losses)                1,278,599           (320,016)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,185,380           (501,542)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             456,480            869,768
Benefit payments                                     (49,013)            (5,038)
Payments on termination                             (334,213)          (487,867)
Contract maintenance charge                           (4,837)            (3,626)
Transfers among the sub-accounts
   and with the Fixed Account - net                  921,033            624,290
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        989,450            997,527
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  2,174,830            495,985

NET ASSETS AT BEGINNING OF PERIOD                  3,930,762          3,434,777
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     6,105,592    $     3,930,762
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         477,692            373,502
         Units Issued                                235,879            301,811
         Units Redeemed                             (128,276)          (197,621)
                                             ---------------    ---------------
   Units outstanding at end of period                585,295            477,692
                                             ===============    ===============

(a)  For the period beginning May 1, 2003 and ended December 31, 2003
(d)  Previously known as Alliance Premier Growth
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                      Fidelity Variable                     Fidelity Variable
                                                   Insurance Products Fund               Insurance Products Fund
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                         VIP Growth                         VIP High Income
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (42,802)   $       (45,048)   $        42,286    $        51,364
Net realized gains (losses)                         (218,148)          (495,830)            (3,779)           (38,670)
Change in unrealized gains (losses)                1,359,961         (1,076,459)           190,651                108
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,099,011         (1,617,337)           229,158             12,802
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             332,398            605,863            166,490            106,346
Benefit payments                                     (10,976)          (160,718)                 -               (586)
Payments on termination                             (259,260)          (406,431)           (49,553)           (54,160)
Contract maintenance charge                           (6,044)            (5,966)              (805)              (523)
Transfers among the sub-accounts
   and with the Fixed Account - net                  452,623            507,175            419,016             83,745
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        508,741            539,923            535,148            134,822
                                             ---------------    ---------------    ---------------    ---------------
Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  1,607,752         (1,077,414)           764,306            147,624

NET ASSETS AT BEGINNING OF PERIOD                  3,443,125          4,520,539            696,733            549,109
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     5,050,877    $     3,443,125    $     1,461,039    $       696,733
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         562,988            509,882            100,794             81,090
         Units Issued                                176,004            416,824             86,093             51,651
         Units Redeemed                             (108,981)          (363,718)           (18,600)           (31,947)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                630,011            562,988            168,287            100,794
                                             ===============    ===============    ===============    ===============
                                       57

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                      Fidelity Variable
                                                  Insurance Products Fund
                                                        Sub-Account
                                             ----------------------------------
                                                       VIP Index 500
                                             ----------------------------------
                                                   2003              2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $         3,292    $        (8,154)
Net realized gains (losses)                         (224,271)          (317,756)
Change in unrealized gains (losses)                1,500,936           (922,276)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,279,957         (1,248,186)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             629,785          1,170,111
Benefit payments                                     (10,831)           (65,061)
Payments on termination                             (305,081)          (478,946)
Contract maintenance charge                           (5,235)            (4,353)
Transfers among the sub-accounts
   and with the Fixed Account - net                  939,701            800,191
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      1,248,339          1,421,942
                                             ---------------    ---------------
Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  2,528,296            173,756

NET ASSETS AT BEGINNING OF PERIOD                  4,452,989          4,279,233
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     6,981,285    $     4,452,989
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         668,633            493,459
         Units Issued                                360,265            579,970
         Units Redeemed                             (201,416)          (404,796)
                                             ---------------    ---------------
   Units outstanding at end of period                827,482            668,633
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                      Fidelity Variable                    Fidelity Variable
                                                   Insurance Products Fund              Insurance Products Fund
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                  VIP Investment Grade Bond                   VIP Overseas
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       137,704    $        73,432    $        (6,534)   $        (7,439)
Net realized gains (losses)                          123,773             28,186            (54,336)          (108,261)
Change in unrealized gains (losses)                  (77,765)           260,488            562,541           (202,979)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   183,712            362,106            501,671           (318,679)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             452,778            665,152             53,912            149,950
Benefit payments                                           -            (39,789)              (592)           (42,078)
Payments on termination                             (311,319)          (167,701)           (73,355)           (96,987)
Contract maintenance charge                           (3,455)            (2,396)            (1,511)            (1,431)
Transfers among the sub-accounts
   and with the Fixed Account - net                 (329,273)         1,106,258            137,920            167,285
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                       (191,269)         1,561,524            116,374            176,739
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     (7,557)         1,923,630            618,045           (141,940)

NET ASSETS AT BEGINNING OF PERIOD                  5,077,425          3,153,795          1,166,090          1,308,030
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     5,069,868    $     5,077,425    $     1,784,135    $     1,166,090
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         394,043            266,533            183,200            161,755
         Units Issued                                132,490            255,908             46,632            102,863
         Units Redeemed                             (147,768)          (128,398)           (31,821)           (81,418)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                378,765            394,043            198,011            183,200
                                             ===============    ===============    ===============    ===============
                                       58

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                     Fidelity Variable
                                                  Insurance Products Fund
                                                     (Service Class 2)
                                                        Sub-Account
                                             ----------------------------------
                                                     VIP Equity-Income
                                                     (Service Class 2)
                                             ----------------------------------
                                                   2003              2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $            29    $           (81)
Net realized gains (losses)                              162               (997)
Change in unrealized gains (losses)                    1,268             (1,047)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     1,459             (2,125)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                  96             13,042
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                              (23)                (6)
Transfers among the sub-accounts
   and with the Fixed Account - net                   (6,585)            (4,397)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         (6,512)             8,639
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     (5,053)             6,514

NET ASSETS AT BEGINNING OF PERIOD                      7,222                708
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         2,169    $         7,222
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             809                 65
         Units Issued                                     12              1,294
         Units Redeemed                                 (631)              (550)
                                             ---------------    ---------------
   Units outstanding at end of period                    190                809
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                     Fidelity Variable                     Fidelity Variable
                                                   Insurance Products Fund               Insurance Products Fund
                                                      (Service Class 2)                    (Service Class 2)
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                 VIP Investment Grade Bond                    VIP Overseas
                                                     (Service Class 2)                     (Service Class 2)
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $         3,932    $          (241)   $           (42)   $           (30)
Net realized gains (losses)                            3,416                  4                 (6)                (7)
Change in unrealized gains (losses)                   (4,060)             4,742              1,541               (810)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     3,288              4,505              1,493               (847)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               4,662             96,362                 48                361
Benefit payments                                           -                  -                  -                  -
Payments on termination                                    -                  -                  -                  -
Contract maintenance charge                              (77)               (45)               (15)                (4)
Transfers among the sub-accounts
   and with the Fixed Account - net                 (112,033)            19,108              2,206              3,054
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                       (107,448)           115,425              2,239              3,411
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                   (104,160)           119,930              3,732              2,564

NET ASSETS AT BEGINNING OF PERIOD                    129,151              9,221              3,156                592
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        24,991    $       129,151    $         6,888    $         3,156
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                          11,973                927                366                 54
         Units Issued                                  2,027             11,070                205                315
         Units Redeemed                              (11,759)               (24)                (4)                (3)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                  2,241             11,973                567                366
                                             ===============    ===============    ===============    ===============
                                       59

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                         Franklin
                                                    Templeton Variable
                                                 Insurance Products Trust
                                                        Sub-Account
                                             ----------------------------------
                                                    Franklin Growth and
                                                     Income Securities
                                             ----------------------------------
                                                 2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        (2,080)   $             -
Net realized gains (losses)                              468                  -
Change in unrealized gains (losses)                   61,683                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    60,071                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             515,397                  -
Benefit payments                                           -                  -
Payments on termination                               (2,596)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  186,530                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        699,331                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    759,402                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       759,402    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                 59,285                  -
         Units Redeemed                               (2,742)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                 56,543                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                           Franklin                             Franklin
                                                      Templeton Variable                   Templeton Variable
                                                   Insurance Products Trust             Insurance Products Trust
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                     Franklin Small Cap
                                                      Value Securities                  Mutual Shares Securities
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)           2003 (e)           2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        (1,111)   $             -    $        (2,613)   $             -
Net realized gains (losses)                              630                  -                764                  -
Change in unrealized gains (losses)                   31,549                  -             53,198                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    31,068                  -             51,349                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             190,900                  -            510,675                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                 (367)                 -               (878)                 -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  117,136                  -            295,534                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        307,669                  -            805,331                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    338,737                  -            856,680                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       338,737    $             -    $       856,680    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                  -                  -
         Units Issued                                 23,592                  -             70,583                  -
         Units Redeemed                                 (349)                 -             (3,138)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                 23,243                  -             67,445                  -
                                             ===============    ===============    ===============    ===============
                                       60

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                          Franklin
                                                     Templeton Variable
                                                  Insurance Products Trust
                                                        Sub-Account
                                             ----------------------------------
                                                    Templeton Developing
                                                     Markets Securities
                                             ----------------------------------
                                                 2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (326)   $             -
Net realized gains (losses)                              297                  -
Change in unrealized gains (losses)                   10,485                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    10,456                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              55,983                  -
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                    8,050                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         64,033                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     74,489                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        74,489    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                  4,537                  -
         Units Redeemed                                 (121)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                  4,416                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                          Franklin
                                                      Templeton Variable                   Janus Aspen Series
                                                   Insurance Products Trust                 (Service Shares)
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                          Templeton                       International Value
                                                      Foreign Securities                  (Service Shares) (f)
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)            2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        (1,089)   $             -    $          (141)   $           (37)
Net realized gains (losses)                              203                  -                (13)                 2
Change in unrealized gains (losses)                   25,504                  -              3,814             (1,319)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    24,618                  -              3,660             (1,354)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             194,579                  -                  -              7,000
Benefit payments                                           -                  -                  -                  -
Payments on termination                                  (33)                 -                  -                  -
Contract maintenance charge                                -                  -                (10)                 -
Transfers among the sub-accounts
   and with the Fixed Account - net                  137,877                  -             21,127              2,566
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        332,423                  -             21,117              9,566
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    357,041                  -             24,777              8,212

NET ASSETS AT BEGINNING OF PERIOD                          -                  -              8,212                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       357,041    $             -    $        32,989    $         8,212
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                804                  -
         Units Issued                                 27,126                  -              1,656                804
         Units Redeemed                                 (856)                 -                 (1)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                 26,270                  -              2,459                804
                                             ===============    ===============    ===============    ===============
                                       61

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                     Janus Aspen Series
                                                      (Service Shares)
                                                         Sub-Account
                                             ----------------------------------
                                                      Worldwide Growth
                                                      (Service Shares)
                                             ----------------------------------
                                                  2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (49)   $           (43)
Net realized gains (losses)                             (542)              (470)
Change in unrealized gains (losses)                    1,825             (1,825)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     1,234             (2,338)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                   -              8,989
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                              (15)                (2)
Transfers among the sub-accounts
   and with the Fixed Account - net                   (9,881)             2,013
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         (9,896)            11,000
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     (8,662)             8,662

NET ASSETS AT BEGINNING OF PERIOD                      8,662                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $             -    $         8,662
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                           1,048                  -
         Units Issued                                      -              1,212
         Units Redeemed                               (1,048)              (164)
                                             ---------------    ---------------
   Units outstanding at end of period                      -              1,048
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003
(f)  Previously known as Global Value (Service Shares)

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                           Lazard
                                                   Retirement Series, Inc.             LSA Variable Series Trust
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                      Emerging Markets                    LSA Aggressive Growth
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (84)   $           (50)   $       (67,848)   $       (11,442)
Net realized gains (losses)                               79                  9             41,986            (24,884)
Change in unrealized gains (losses)                    2,500               (167)         1,874,478           (921,418)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     2,495               (208)         1,848,616           (957,744)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                  36                466            874,938            685,786
Benefit payments                                           -                  -             (6,632)                 -
Payments on termination                                    -                  -           (178,520)           (13,605)
Contract maintenance charge                              (14)                (7)              (840)              (105)
Transfers among the sub-accounts
   and with the Fixed Account - net                     (370)               (41)         1,648,841          1,451,413
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                           (348)               418          2,337,787          2,123,489
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                      2,147                210          4,186,403          1,165,745

NET ASSETS AT BEGINNING OF PERIOD                      5,176              4,966          3,511,804          2,346,059
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         7,323    $         5,176    $     7,698,207    $     3,511,804
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             441                411            260,282                310
         Units Issued                                      3                 35            406,502          1,074,471
         Units Redeemed                                  (30)                (5)          (118,345)          (814,499)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                    414                441            548,439            260,282
                                             ===============    ===============    ===============    ===============
                                       62

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                 LSA Variable Series Trust
                                                        Sub-Account
                                             ----------------------------------
                                                       LSA Balanced
                                             ----------------------------------
                                                   2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        66,418    $        38,912
Net realized gains (losses)                                2             24,454
Change in unrealized gains (losses)                1,309,334         (1,117,904)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,375,754         (1,054,538)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               1,694              4,660
Benefit payments                                           -                  -
Payments on termination                                    -             (1,593)
Contract maintenance charge                              (24)               (10)
Transfers among the sub-accounts
   and with the Fixed Account - net                     (235)             1,125
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                          1,435              4,182
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  1,377,189         (1,050,356)

NET ASSETS AT BEGINNING OF PERIOD                  4,707,772          5,758,128
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     6,084,961    $     4,707,772
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             693                285
         Units Issued                                    177                606
         Units Redeemed                                  (29)              (198)
                                             ---------------    ---------------
   Units outstanding at end of period                    841                693
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  LSA Variable Series Trust            LSA Variable Series Trust
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                       LSA Basic Value                       LSA Blue Chip
                                             ----------------------------------    ----------------------------------
                                                   2003               2002              2003                2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (85)   $           (89)   $           217    $          (215)
Net realized gains (losses)                                -             (1,392)              (270)            (1,944)
Change in unrealized gains (losses)                  631,795           (523,321)           450,797           (632,941)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   631,710           (524,802)           450,744           (635,100)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               2,154             10,453              2,886             14,572
Benefit payments                                           -                  -                  -                  -
Payments on termination                                    -                  -                  -             (2,169)
Contract maintenance charge                              (22)               (11)               (57)               (26)
Transfers among the sub-accounts
   and with the Fixed Account - net                      (16)            (5,568)            (1,694)              (728)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                          2,116              4,874              1,135             11,649
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    633,826           (519,928)           451,879           (623,451)

NET ASSETS AT BEGINNING OF PERIOD                  1,889,631          2,409,559          1,787,336          2,410,787
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     2,523,457    $     1,889,631    $     2,239,215    $     1,787,336
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             497                153              1,512                516
         Units Issued                                    211              1,045                324              2,008
         Units Redeemed                                   (8)              (701)              (216)            (1,012)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                    700                497              1,620              1,512
                                             ===============    ===============    ===============    ===============
                                       63

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                 LSA Variable Series Trust
                                                        Sub-Account
                                             ----------------------------------
                                                  LSA Capital Appreciation
                                             ----------------------------------
                                                   2003              2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (218)   $          (194)
Net realized gains (losses)                             (274)               (43)
Change in unrealized gains (losses)                  643,083           (850,475)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   642,591           (850,712)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                 948              7,881
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                              (38)               (25)
Transfers among the sub-accounts
   and with the Fixed Account - net                   (1,244)             4,949
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                           (334)            12,805
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    642,257           (837,907)

NET ASSETS AT BEGINNING OF PERIOD                  2,119,259          2,957,166
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     2,761,516    $     2,119,259
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                           1,488                407
         Units Issued                                     93              1,092
         Units Redeemed                                 (137)               (11)
                                             ---------------    ---------------
   Units outstanding at end of period                  1,444              1,488
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                 LSA Variable Series Trust             LSA Variable Series Trust
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                                                                  LSA
                                                    LSA Capital Growth (g)               Disciplined Equity (h)
                                             ----------------------------------    ----------------------------------
                                                   2003               2002              2003                2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $         8,448    $         1,347    $           (16)   $        31,455
Net realized gains (losses)                               (5)                (4)        (3,370,962)              (967)
Change in unrealized gains (losses)                  835,884         (1,157,204)         3,682,249         (2,245,216)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   844,327         (1,155,861)           311,271         (2,214,728)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                  60                727                 28              5,937
Benefit payments                                           -                  -                  -                  -
Payments on termination                                    -                  -                  -                  -
Contract maintenance charge                              (11)                (5)                (6)                (7)
Transfers among the sub-accounts
   and with the Fixed Account - net                       39                195             (6,107)            (4,217)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                             88                917             (6,085)             1,713
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -         (6,857,769)                 -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    844,415         (1,154,944)        (6,552,583)        (2,213,015)

NET ASSETS AT BEGINNING OF PERIOD                  3,587,419          4,742,363          6,552,583          8,765,598
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     4,431,834    $     3,587,419    $             -    $     6,552,583
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             140                 45                715                579
         Units Issued                                     11                100                  3                743
         Units Redeemed                                   (2)                (5)              (718)              (607)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                    149                140                  -                715
                                             ===============    ===============    ===============    ===============
                                       64

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                  LSA Variable Series Trust
                                                        Sub-Account
                                             ----------------------------------
                                                            LSA
                                                    Diversified Mid Cap
                                             ----------------------------------
                                                   2003              2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $         1,956    $         2,192
Net realized gains (losses)                               (3)                (9)
Change in unrealized gains (losses)                  798,712           (583,974)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   800,665           (581,791)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               1,488              3,788
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                              (24)               (19)
Transfers among the sub-accounts
   and with the Fixed Account - net                      (12)                65
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                          1,452              3,834
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    802,117           (577,957)

NET ASSETS AT BEGINNING OF PERIOD                  2,440,867          3,018,824
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     3,242,984    $     2,440,867
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             739                408
         Units Issued                                    139                343
         Units Redeemed                                   (7)               (12)
                                             ---------------    ---------------
   Units outstanding at end of period                    871                739
                                             ===============    ===============

(g)  Previously known as LSA Growth Equity
(h)  On April 30, 2003, LSA Disciplined Equity merged into LSA Equity Growth

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                 LSA Variable Series Trust             LSA Variable Series Trust
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                 LSA Emerging Growth Equity               LSA Equity Growth (i)
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (88)   $          (108)   $           (90)   $           (16)
Net realized gains (losses)                             (353)              (790)                 2                 (3)
Change in unrealized gains (losses)                1,371,530         (2,106,878)           742,678         (1,341,931)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,371,089         (2,107,776)           742,590         (1,341,950)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                  60                677                464                831
Benefit payments                                           -                  -                  -                  -
Payments on termination                                    -             (1,685)                 -                  -
Contract maintenance charge                              (22)               (10)               (14)                (4)
Transfers among the sub-accounts
   and with the Fixed Account - net                    1,237              1,297              6,151                157
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                          1,275                279              6,601                984
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  1,372,364         (2,107,497)           749,191         (1,340,966)

NET ASSETS AT BEGINNING OF PERIOD                  2,922,350          5,029,847          3,159,482          4,500,448
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     4,294,714    $     2,922,350    $     3,908,673    $     3,159,482
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             687                728                163                 56
         Units Issued                                    208                182                821                113
         Units Redeemed                                 (127)              (223)                (1)                (6)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                    768                687                983                163
                                             ===============    ===============    ===============    ===============
                                       65

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                 LSA Variable Series Trust
                                                        Sub-Account
                                             ----------------------------------
                                                     LSA Mid Cap Value
                                             ----------------------------------
                                                   2003              2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $         2,611    $         5,196
Net realized gains (losses)                          130,003                 (3)
Change in unrealized gains (losses)                  853,023           (205,967)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   985,637           (200,774)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                   -              1,920
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                               (5)                (1)
Transfers among the sub-accounts
   and with the Fixed Account - net                        -                 90
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                             (5)             2,009
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    985,632           (198,765)

NET ASSETS AT BEGINNING OF PERIOD                  2,477,979          2,676,744
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     3,463,611    $     2,477,979
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             161                  -
         Units Issued                                      -                164
         Units Redeemed                                   (1)                (3)
                                             ---------------    ---------------
   Units outstanding at end of period                    160                161
                                             ===============    ===============

(i)  Previously known as LSA Focused Equity

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                                                             MFS Variable
                                                 LSA Variable Series Trust                  Insurance Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                     LSA Value Equity                           MFS Bond
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        78,480    $           (70)   $       111,364    $        81,991
Net realized gains (losses)                              (11)              (272)            29,635                773
Change in unrealized gains (losses)                1,321,299         (1,309,941)            47,270             70,837
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,399,768         (1,310,283)           188,269            153,601
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                  84                387            137,598            436,085
Benefit payments                                           -                  -                  -             (2,718)
Payments on termination                                    -             (2,548)          (266,896)          (146,520)
Contract maintenance charge                               (8)                (6)            (1,743)            (1,065)
Transfers among the sub-accounts
   and with the Fixed Account - net                        5                165            473,199            428,997
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                             81             (2,002)           342,158            714,779
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  1,399,849         (1,312,285)           530,427            868,380

NET ASSETS AT BEGINNING OF PERIOD                  4,598,389          5,910,674          2,262,877          1,394,497
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     5,998,238    $     4,598,389    $     2,793,304    $     2,262,877
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             640                851            182,896            121,177
         Units Issued                                      9                 57             93,020            131,140
         Units Redeemed                                    -               (268)           (66,764)           (69,421)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                    649                640            209,152            182,896
                                             ===============    ===============    ===============    ===============
                                       66

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                       MFS Variable
                                                     Insurance Trust
                                                        Sub-Account
                                             ----------------------------------
                                                       MFS High Income
                                             ----------------------------------
                                                  2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        17,146    $        24,372
Net realized gains (losses)                             (778)            (8,290)
Change in unrealized gains (losses)                   77,101            (11,736)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    93,469              4,346
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              55,577             57,067
Benefit payments                                           -                  -
Payments on termination                              (37,453)           (46,051)
Contract maintenance charge                             (410)              (289)
Transfers among the sub-accounts
   and with the Fixed Account - net                  224,856             90,562
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        242,570            101,289
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    336,039            105,635

NET ASSETS AT BEGINNING OF PERIOD                    446,764            341,129
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       782,803    $       446,764
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                          46,854             36,229
         Units Issued                                 32,234             32,652
         Units Redeemed                               (8,448)           (22,027)
                                             ---------------    ---------------
   Units outstanding at end of period                 70,640             46,854
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                        MFS Variable                         MFS Variable
                                                       Insurance Trust                      Insurance Trust
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                    MFS Investors Trust                    MFS New Discovery
                                             ----------------------------------    ----------------------------------
                                                  2003               2002                2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (12,785)   $       (14,199)   $       (35,113)   $       (35,838)
Net realized gains (losses)                          (48,787)           (89,531)          (141,479)          (149,687)
Change in unrealized gains (losses)                  446,307           (393,124)           910,936           (939,179)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   384,735           (496,854)           734,344         (1,124,704)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              82,635            321,116            161,010            543,357
Benefit payments                                     (10,144)           (88,477)           (20,925)           (36,921)
Payments on termination                             (154,884)          (127,607)          (161,237)          (191,960)
Contract maintenance charge                           (1,908)            (1,727)            (3,174)            (2,650)
Transfers among the sub-accounts
   and with the Fixed Account - net                  291,789            355,372            225,373            362,166
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        207,488            458,677            201,047            673,992
                                             ---------------    ---------------    ---------------    ---------------
Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    592,223            (38,177)           935,391           (450,712)

NET ASSETS AT BEGINNING OF PERIOD                  1,806,065          1,844,242          2,379,680          2,830,392
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     2,398,288    $     1,806,065    $     3,315,071    $     2,379,680
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         270,113            215,156            250,614            201,082
         Units Issued                                 65,343            203,814             69,691            182,154
         Units Redeemed                              (37,824)          (148,857)           (55,741)          (132,622)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                297,632            270,113            264,564            250,614
                                             ===============    ===============    ===============    ===============
                                       67

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        MFS Variable
                                                      Insurance Trust
                                                      (Service Class)
                                                        Sub-Account
                                             ----------------------------------
                                                     MFS New Discovery
                                                      (Service Class)
                                             ----------------------------------
                                                   2003              2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (66)   $          (103)
Net realized gains (losses)                              (17)            (1,738)
Change in unrealized gains (losses)                    1,298             (1,459)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     1,215             (3,300)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                   3              7,350
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                               (8)                (6)
Transfers among the sub-accounts
   and with the Fixed Account - net                       (2)            (1,000)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                             (7)             6,344
                                             ---------------    ---------------
Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                      1,208              3,044

NET ASSETS AT BEGINNING OF PERIOD                      3,871                827
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         5,079    $         3,871
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             448                 64
         Units Issued                                      -                968
         Units Redeemed                                    -               (584)
                                             ---------------    ---------------
   Units outstanding at end of period                    448                448
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                       MFS Variable
                                                      Insurance Trust                   Morgan Stanley Variable
                                                      (Service Class)                      Investment Series
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                      MFS Utilities
                                                      (Service Class)                     Aggressive Equity
                                             ----------------------------------    ----------------------------------
                                                   2003              2002                2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $             1    $             1    $      (554,265)   $      (594,300)
Net realized gains (losses)                               (1)                (1)        (7,562,501)       (10,693,474)
Change in unrealized gains (losses)                       29                (16)        16,409,763         (2,558,580)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                        29                (16)         8,292,997        (13,846,354)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                   -                  -            151,983            435,401
Benefit payments                                           -                  -           (514,475)          (821,318)
Payments on termination                                    -                  -         (3,128,224)        (5,214,894)
Contract maintenance charge                                -                 (1)           (33,309)           (40,540)
Transfers among the sub-accounts
   and with the Fixed Account - net                        -                103         (2,297,966)        (9,184,266)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                              -                102         (5,821,991)       (14,825,617)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                         29                 86          2,471,006        (28,671,971)

NET ASSETS AT BEGINNING OF PERIOD                         86                  -         37,744,391         66,416,362
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $           115    $            86    $    40,215,397    $    37,744,391
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                              11                  -          5,098,597          6,802,351
         Units Issued                                      -                 15          1,541,531            921,897
         Units Redeemed                                    -                 (4)        (2,249,526)        (2,625,651)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                     11                 11          4,390,602          5,098,597
                                             ===============    ===============    ===============    ===============
                                       68

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                   Morgan Stanley Variable
                                                      Investment Series
                                                         Sub-Account
                                             ----------------------------------
                                                       Capital Growth
                                             ----------------------------------
                                                 2003 (q)         2002 (p) (q)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $             -    $      (546,651)
Net realized gains (losses)                                -        (42,209,425)
Change in unrealized gains (losses)                        -         31,338,180
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                         -        (11,417,896)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                   -            145,405
Benefit payments                                           -         (1,257,451)
Payments on termination                                    -         (6,644,712)
Contract maintenance charge                                -            (32,670)
Transfers among the sub-accounts
   and with the Fixed Account - net                        -        (77,469,775)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                              -        (85,259,203)
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                          -        (96,677,099)

NET ASSETS AT BEGINNING OF PERIOD                          -         96,677,099
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $             -    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -          4,700,747
         Units Issued                                      -            426,069
         Units Redeemed                                    -         (5,126,816)
                                             ---------------    ---------------
   Units outstanding at end of period                      -                  -
                                             ===============    ===============

(q)  On August 31, 2002, Capital Growth merged into Money Market
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                   Morgan Stanley Variable              Morgan Stanley Variable
                                                      Investment Series                    Investment Series
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                       Dividend Growth                           Equity
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)             2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $     3,966,568    $     5,695,378    $    (5,950,086)   $    (8,246,816)
Net realized gains (losses)                       39,234,952         40,787,166       (101,896,948)      (136,699,540)
Change in unrealized gains (losses)              135,729,451       (255,032,965)       216,938,677        (54,042,305)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                               178,930,971       (208,550,421)       109,091,643       (198,988,661)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,399,558          2,646,596            925,560          1,566,712
Benefit payments                                 (22,749,550)       (29,055,707)       (14,117,664)       (17,395,259)
Payments on termination                         (101,580,897)      (126,718,025)       (72,801,259)       (88,853,767)
Contract maintenance charge                         (512,299)          (612,067)          (396,946)          (487,310)
Transfers among the sub-accounts
   and with the Fixed Account - net              (13,875,148)       (57,031,968)       (29,635,100)       (78,794,195)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                   (137,318,336)      (210,771,171)      (116,025,409)      (183,963,819)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts
   retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 41,612,635       (419,321,592)        (6,933,766)      (382,952,480)

NET ASSETS AT BEGINNING OF PERIOD                779,026,445      1,198,348,037        595,598,159        978,550,639
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   820,639,080    $   779,026,445    $   588,664,393    $   595,598,159
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      31,946,324         38,546,868         20,268,369         24,147,859
         Units Issued                              6,181,701          5,633,421          2,705,444          3,796,017
         Units Redeemed                          (10,753,507)       (12,233,965)        (5,647,473)        (7,675,507)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period             27,374,518         31,946,324         17,326,340         20,268,369
                                             ===============    ===============    ===============    ===============
                                       69

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable
                                                    Investment Series
                                                        Sub-Account
                                             ----------------------------------
                                                      European Growth
                                             ----------------------------------
                                                   2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (826,014)   $       131,661
Net realized gains (losses)                       (9,647,714)       (95,017,526)
Change in unrealized gains (losses)               51,641,657         39,529,627
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                41,167,929        (55,356,238)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             309,030          8,546,300
Benefit payments                                  (4,396,340)        (5,879,988)
Payments on termination                          (24,189,125)       (35,646,201)
Contract maintenance charge                         (113,187)          (142,023)
Transfers among the sub-accounts
   and with the Fixed Account - net               (8,062,316)       (27,707,373)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                    (36,451,938)       (60,829,285)
                                             ---------------    ---------------

Increase (decrease) in amounts
   retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  4,715,991       (116,185,523)

NET ASSETS AT BEGINNING OF PERIOD                182,586,102        298,771,625
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   187,302,093    $   182,586,102
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       8,623,434         10,421,819
         Units Issued                              4,648,314         46,512,166
         Units Redeemed                           (6,071,597)       (48,310,551)
                                             ---------------    ---------------
   Units outstanding at end of period              7,200,152          8,623,434
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable              Morgan Stanley Variable
                                                    Investment Series                      Investment Series
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                                                                 Global
                                                      Global Advantage                      Dividend Growth
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)             2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (78,486)   $      (174,627)   $     1,162,989    $       833,640
Net realized gains (losses)                       (3,036,768)        (8,241,630)        (8,494,736)       (13,672,103)
Change in unrealized gains (losses)                8,848,892          1,322,149         58,039,750        (20,716,022)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 5,733,638         (7,094,108)        50,708,003        (33,554,485)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              31,362             94,056            460,789            629,756
Benefit payments                                    (422,668)          (627,890)        (4,851,504)        (7,126,506)
Payments on termination                           (2,129,891)        (3,100,539)       (25,197,790)       (29,652,361)
Contract maintenance charge                          (17,305)           (20,416)          (120,963)          (141,026)
Transfers among the sub-accounts
   and with the Fixed Account - net                 (493,036)        (5,556,976)        (2,134,071)        (9,460,184)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     (3,031,538)        (9,211,765)       (31,843,539)       (45,750,321)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  2,702,100        (16,305,873)        18,864,464        (79,304,806)

NET ASSETS AT BEGINNING OF PERIOD                 21,521,435         37,827,308        190,168,876        269,473,682
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    24,223,535    $    21,521,435    $   209,033,340    $   190,168,876
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       3,702,308          5,072,993         13,562,484         16,304,723
         Units Issued                              3,849,119          1,494,639          9,594,992          3,817,656
         Units Redeemed                           (4,321,533)        (2,865,324)       (11,549,698)        (6,559,895)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              3,229,894          3,702,308         11,607,778         13,562,484
                                             ===============    ===============    ===============    ===============
                                       70

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                  Morgan Stanley Variable
                                                     Investment Series
                                                         Sub-Account
                                             ----------------------------------
                                                        High Yield
                                             ----------------------------------
                                                  2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $     4,248,778    $     8,898,783
Net realized gains (losses)                      (34,185,555)       (55,753,613)
Change in unrealized gains (losses)               41,547,202         42,108,939
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                11,610,425         (4,745,891)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             270,562             98,575
Benefit payments                                  (1,627,056)        (1,715,075)
Payments on termination                           (7,384,040)        (8,036,441)
Contract maintenance charge                          (38,597)           (41,536)
Transfers among the sub-accounts
   and with the Fixed Account - net                7,916,881         (4,134,753)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                       (862,250)       (13,829,230)
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 10,748,175        (18,575,121)

NET ASSETS AT BEGINNING OF PERIOD                 43,505,421         62,080,542
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    54,253,596    $    43,505,421
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       4,837,528          6,228,687
         Units Issued                             16,781,594          5,083,144
         Units Redeemed                          (16,722,846)        (6,474,303)
                                             ---------------    ---------------
   Units outstanding at end of period              4,896,276          4,837,528
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable               Morgan Stanley Variable
                                                     Investment Series                     Investment Series
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                       Income Builder                         Information
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)            2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       813,666    $     1,480,504    $       (44,769)   $        (9,907)
Net realized gains (losses)                       (1,459,271)        (2,150,617)           110,470         (1,376,851)
Change in unrealized gains (losses)                8,906,070         (4,589,526)         1,291,252           (393,340)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 8,260,465         (5,259,639)         1,356,953         (1,780,098)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             149,498            349,017             63,351            119,996
Benefit payments                                  (1,485,697)        (1,775,094)           (61,327)           (41,487)
Payments on termination                           (6,274,531)        (6,127,759)          (311,147)          (283,297)
Contract maintenance charge                          (28,258)           (29,477)            (1,952)            (1,695)
Transfers among the sub-accounts
   and with the Fixed Account - net                1,540,387           (353,865)         1,830,215           (398,297)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     (6,098,601)        (7,937,178)         1,519,140           (604,780)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  2,161,864        (13,196,817)         2,876,093         (2,384,878)

NET ASSETS AT BEGINNING OF PERIOD                 47,094,305         60,291,122          1,960,815          4,345,693
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    49,256,169    $    47,094,305    $     4,836,908    $     1,960,815
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       4,059,365          4,727,531            663,998            830,416
         Units Issued                              1,541,342          1,284,254          3,219,839          1,347,995
         Units Redeemed                           (2,010,803)        (1,952,420)        (2,847,523)        (1,514,413)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              3,589,904          4,059,365          1,036,314            663,998
                                             ===============    ===============    ===============    ===============
                                       71

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                   Morgan Stanley Variable
                                                      Investment Series
                                                         Sub-Account
                                             ----------------------------------
                                                      Limited Duration
                                             ----------------------------------
                                                  2003              2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $     1,639,616    $     1,023,330
Net realized gains (losses)                         (228,129)           294,060
Change in unrealized gains (losses)                 (894,667)           (21,940)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   516,820          1,295,450
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,712,830          4,605,164
Benefit payments                                    (982,624)          (613,539)
Payments on termination                          (13,714,102)       (17,061,151)
Contract maintenance charge                          (33,664)           (19,465)
Transfers among the sub-accounts
   and with the Fixed Account - net                4,629,673         56,373,977
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     (8,387,887)        43,284,986
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 (7,871,067)        44,580,436

NET ASSETS AT BEGINNING OF PERIOD                 69,290,700         24,710,264
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    61,419,633    $    69,290,700
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       6,130,118          2,240,144
         Units Issued                              6,130,468         27,774,747
         Units Redeemed                           (6,868,188)       (23,884,773)
                                             ---------------    ---------------
   Units outstanding at end of period              5,392,398          6,130,118
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable               Morgan Stanley Variable
                                                     Investment Series                     Investment Series
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                        Money Market                         Pacific Growth
                                             ----------------------------------    ----------------------------------
                                                  2003              2002 (p)             2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (2,244,970)   $      (352,027)   $      (271,216)   $      (395,429)
Net realized gains (losses)                                -                  -            606,150         (1,742,638)
Change in unrealized gains (losses)                        -                  -          4,802,671           (470,962)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                (2,244,970)          (352,027)         5,137,605         (2,609,029)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           3,331,423         19,528,404            165,361          3,542,434
Benefit payments                                  (8,764,697)       (12,927,940)          (280,436)          (473,361)
Payments on termination                         (102,230,881)      (155,039,032)        (2,646,488)        (3,283,591)
Contract maintenance charge                         (158,959)          (172,170)           (15,399)           (18,886)
Transfers among the sub-accounts
   and with the Fixed Account - net              (54,716,892)       118,336,770          2,299,585         (9,253,222)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                   (162,540,006)       (30,273,968)          (477,377)        (9,486,626)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS               (164,784,976)       (30,625,995)         4,660,228        (12,095,655)

NET ASSETS AT BEGINNING OF PERIOD                402,007,362        432,633,357         18,319,147         30,414,802
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   237,222,386    $   402,007,362    $    22,979,375    $    18,319,147
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      28,381,661         30,239,360          5,625,183          7,159,251
         Units Issued                            152,248,316        199,348,791         21,184,235        175,766,604
         Units Redeemed                         (163,753,821)      (201,206,490)       (21,311,049)      (177,300,672)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period             16,876,156         28,381,661          5,498,369          5,625,183
                                             ===============    ===============    ===============    ===============
                                       72

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                  Morgan Stanley Variable
                                                     Investment Series
                                                        Sub-Account
                                             ----------------------------------
                                                    Quality Income Plus
                                             ----------------------------------
                                                  2003              2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    15,734,885    $    19,068,028
Net realized gains (losses)                        1,953,746         (1,374,454)
Change in unrealized gains (losses)                7,217,356         (2,140,241)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                24,905,987         15,553,333
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             813,220          2,007,502
Benefit payments                                 (14,121,631)       (12,985,405)
Payments on termination                          (57,096,831)       (53,831,653)
Contract maintenance charge                         (181,155)          (189,547)
Transfers among the sub-accounts
   and with the Fixed Account - net              (11,163,307)        21,490,259
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                    (81,749,704)       (43,508,844)
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                (56,843,717)       (27,955,511)

NET ASSETS AT BEGINNING OF PERIOD                397,715,879        425,671,390
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   340,872,162    $   397,715,879
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      19,077,647         20,923,915
         Units Issued                             12,286,616          7,740,497
         Units Redeemed                          (15,799,834)        (9,586,765)
                                             ---------------    ---------------
   Units outstanding at end of period             15,564,429         19,077,647
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable               Morgan Stanley Variable
                                                     Investment Series                     Investment Series
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                       S&P 500 Index                           Strategist
                                             ----------------------------------    ----------------------------------
                                                  2003              2002 (p)            2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (473,517)   $      (571,996)   $     1,020,395    $       623,251
Net realized gains (losses)                      (15,097,272)       (12,919,160)        (6,983,442)       (14,605,494)
Change in unrealized gains (losses)               42,462,912        (22,594,477)        82,409,928        (36,917,370)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                26,892,123        (36,085,633)        76,446,881        (50,899,613)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             831,805          1,860,370            646,209          1,083,124
Benefit payments                                  (2,320,259)        (2,725,639)       (10,907,990)       (12,901,316)
Payments on termination                          (10,383,334)       (13,488,215)       (46,232,870)       (52,497,057)
Contract maintenance charge                          (72,171)           (79,313)          (191,439)          (219,105)
Transfers among the sub-accounts
   and with the Fixed Account - net                8,357,214         (1,467,027)        (5,143,744)       (27,269,012)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     (3,586,745)       (15,899,824)       (61,829,834)       (91,803,366)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 23,305,378        (51,985,457)        14,617,047       (142,702,979)

NET ASSETS AT BEGINNING OF PERIOD                104,608,980        156,594,437        351,931,744        494,634,723
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   127,914,358    $   104,608,980    $   366,548,791    $   351,931,744
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      13,650,304         15,542,034         16,777,896         20,191,972
         Units Issued                             13,447,449          4,889,622          1,729,116          2,621,467
         Units Redeemed                          (13,818,945)        (6,781,352)        (3,923,169)        (6,035,543)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period             13,278,808         13,650,304         14,583,843         16,777,896
                                             ===============    ===============    ===============    ===============
                                       73

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                 Morgan Stanley Variable
                                                    Investment Series
                                                        Sub-Account
                                             ----------------------------------
                                                         Utilities
                                             ----------------------------------
                                                  2003              2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $     2,569,483    $     3,650,996
Net realized gains (losses)                      (22,646,368)       (33,054,355)
Change in unrealized gains (losses)               43,704,994        (40,534,265)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                23,628,109        (69,937,624)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             412,126            554,598
Benefit payments                                  (6,282,434)        (8,973,628)
Payments on termination                          (21,332,880)       (30,083,233)
Contract maintenance charge                         (108,615)          (138,370)
Transfers among the sub-accounts
   and with the Fixed Account - net              (10,830,103)       (21,653,110)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                    (38,141,906)       (60,293,743)
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                (14,513,797)      (130,231,367)

NET ASSETS AT BEGINNING OF PERIOD                179,522,767        309,754,134
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   165,008,970    $   179,522,767
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      11,241,901         14,350,719
         Units Issued                              3,389,613          4,787,663
         Units Redeemed                           (5,432,303)        (7,896,481)
                                             ---------------    ---------------
   Units outstanding at end of period              9,199,211         11,241,901
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account IA, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable                Morgan Stanley Variable
                                                     Investment Series                      Investment Series
                                                     (Class Y Shares)                       (Class Y Shares)
                                                        Sub-Account                            Sub-Account
                                             ----------------------------------    ----------------------------------
                                                     Aggressive Equity                       Capital Growth
                                                      (Class Y Shares)                      (Class Y Shares)
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)            2003 (r)        2002 (p) (r)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (364,471)   $      (278,582)   $             -    $       (66,077)
Net realized gains (losses)                       (2,600,533)        (1,303,535)                 -         (2,525,504)
Change in unrealized gains (losses)                7,822,795         (3,464,653)                 -          1,643,550
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 4,857,791         (5,046,770)                 -           (948,031)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           3,139,760          4,294,161                  -          1,475,761
Benefit payments                                    (161,768)          (251,616)                 -            (41,274)
Payments on termination                           (1,028,102)        (1,038,406)                 -           (256,347)
Contract maintenance charge                          (12,346)            (9,310)                 -             (1,068)
Transfers among the sub-accounts
   and with the Fixed Account - net                1,069,628            749,126                  -         (6,701,235)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      3,007,172          3,743,955                  -         (5,524,163)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  7,864,963         (1,302,815)                 -         (6,472,194)

NET ASSETS AT BEGINNING OF PERIOD                 17,226,203         18,529,018                  -          6,472,194
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    25,091,166    $    17,226,203    $             -    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       3,298,105          2,711,846                  -            919,083
         Units Issued                              3,906,909          1,744,256                  -            601,841
         Units Redeemed                           (3,536,184)        (1,157,997)                 -         (1,520,924)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              3,668,830          3,298,105                  -                  -
                                             ===============    ===============    ===============    ===============
                                       74

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                  Morgan Stanley Variable
                                                     Investment Series
                                                     (Class Y Shares)
                                                        Sub-Account
                                             ----------------------------------
                                                      Dividend Growth
                                                     (Class Y Shares)
                                             ----------------------------------
                                                   2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        44,285    $       112,033
Net realized gains (losses)                       (1,009,243)        (3,466,135)
Change in unrealized gains (losses)               21,715,571        (13,398,412)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                20,750,613        (16,752,514)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          18,865,457         19,186,568
Benefit payments                                  (1,818,871)          (803,478)
Payments on termination                           (4,791,262)        (3,248,989)
Contract maintenance charge                          (26,152)           (18,328)
Transfers among the sub-accounts
   and with the Fixed Account - net               12,324,813         11,557,182
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     24,553,985         26,672,955
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 45,304,598          9,920,441

NET ASSETS AT BEGINNING OF PERIOD                 68,922,746         59,002,305
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   114,227,344    $    68,922,746
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       8,696,023          5,969,986
         Units Issued                              5,479,911          8,871,801
         Units Redeemed                           (3,005,447)        (6,145,764)
                                             ---------------    ---------------
   Units outstanding at end of period             11,170,487          8,696,023
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.
(r) On August 31, 2002, Capital Growth (Class Y Shares) merged into Money Market (Class Y Shares)

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable               Morgan Stanley Variable
                                                     Investment Series                     Investment Series
                                                      (Class Y Shares)                      (Class Y Shares)
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                           Equity                           European Growth
                                                      (Class Y Shares)                     (Class Y Shares)
                                             ----------------------------------    ----------------------------------
                                                  2003              2002 (p)            2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (1,236,079)   $      (932,432)   $      (276,688)   $         7,155
Net realized gains (losses)                       (3,094,585)        (4,140,719)           319,489           (967,255)
Change in unrealized gains (losses)               19,845,435        (11,579,603)         8,065,950         (2,531,834)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                15,514,771        (16,652,754)         8,108,751         (3,491,934)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          15,358,243         17,599,855          5,719,569          7,867,161
Benefit payments                                  (1,169,816)        (1,046,188)          (438,807)          (242,319)
Payments on termination                           (3,873,167)        (3,296,821)        (1,486,705)        (4,335,415)
Contract maintenance charge                          (26,793)           (21,714)            (9,191)            (6,670)
Transfers among the sub-accounts
   and with the Fixed Account - net                9,029,597          6,651,905          2,136,641          1,422,928
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     19,318,064         19,887,037          5,921,507          4,705,685
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 34,832,835          3,234,283         14,030,258          1,213,751

NET ASSETS AT BEGINNING OF PERIOD                 63,832,081         60,597,798         21,754,695         20,540,944
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    98,664,916    $    63,832,081    $    35,784,953    $    21,754,695
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      11,901,051          8,802,736          3,700,311          2,730,305
         Units Issued                              5,331,030          6,639,712         15,405,881         25,268,953
         Units Redeemed                           (3,107,263)        (3,541,397)       (14,682,319)       (24,298,947)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period             14,124,818         11,901,051          4,423,874          3,700,311
                                             ===============    ===============    ===============    ===============
                                       75

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                  Morgan Stanley Variable
                                                     Investment Series
                                                      (Class Y Shares)
                                                        Sub-Account
                                             ----------------------------------
                                                      Global Advantage
                                                      (Class Y Shares)
                                             ----------------------------------
                                                    2003            2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (55,023)   $       (56,393)
Net realized gains (losses)                         (303,041)          (620,104)
Change in unrealized gains (losses)                2,054,132           (700,975)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,696,068         (1,377,472)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,315,546            975,627
Benefit payments                                     (88,362)           (83,613)
Payments on termination                             (305,610)          (540,088)
Contract maintenance charge                           (2,227)            (2,158)
Transfers among the sub-accounts
   and with the Fixed Account - net                1,366,889            385,096
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      2,286,236            734,864
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  3,982,304           (642,608)

NET ASSETS AT BEGINNING OF PERIOD                  5,211,886          5,854,494
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     9,194,190    $     5,211,886
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       1,032,992            916,797
         Units Issued                                433,983            897,014
         Units Redeemed                             (190,862)          (780,819)
                                             ---------------    ---------------
   Units outstanding at end of period              1,276,113          1,032,992
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable               Morgan Stanley Variable
                                                     Investment Series                     Investment Series
                                                     (Class Y Shares)                      (Class Y Shares)
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                   Global Dividend Growth                      High Yield
                                                      (Class Y Shares)                      (Class Y Shares)
                                             ----------------------------------    ----------------------------------
                                                 2003              2002 (p)              2003            2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        36,174    $         9,231    $     1,617,436    $     1,411,053
Net realized gains (losses)                          (64,359)          (246,603)          (721,953)          (674,605)
Change in unrealized gains (losses)                8,828,168         (2,550,826)         3,651,472         (1,469,549)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 8,799,983         (2,788,198)         4,546,955           (733,101)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          10,124,159          7,978,336          9,532,747          3,543,251
Benefit payments                                    (600,911)          (207,229)          (284,116)          (324,274)
Payments on termination                           (1,426,306)          (620,561)          (955,059)          (274,434)
Contract maintenance charge                           (7,330)            (3,248)            (4,308)            (1,775)
Transfers among the sub-accounts
   and with the Fixed Account - net                9,169,580          5,904,423         10,331,482          2,341,595
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     17,259,192         13,051,721         18,620,746          5,284,363
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 26,059,175         10,263,523         23,167,701          4,551,262

NET ASSETS AT BEGINNING OF PERIOD                 20,620,654         10,357,131         10,638,797          6,087,535
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    46,679,829    $    20,620,654    $    33,806,498    $    10,638,797
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       2,606,955          1,126,525          2,432,734          1,280,977
         Units Issued                              2,348,398          2,218,108          4,567,849          1,954,173
         Units Redeemed                             (625,795)          (737,678)        (1,695,658)          (802,416)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              4,329,558          2,606,955          5,304,925          2,432,734
                                             ===============    ===============    ===============    ===============
                                       76

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                  Morgan Stanley Variable
                                                     Investment Series
                                                     (Class Y Shares)
                                                        Sub-Account
                                             ----------------------------------
                                                       Income Builder
                                                      (Class Y Shares)
                                             ----------------------------------
                                                   2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       382,712    $       284,799
Net realized gains (losses)                            6,580           (174,399)
Change in unrealized gains (losses)                4,281,235         (1,143,814)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 4,670,527         (1,033,414)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           7,790,480          4,796,452
Benefit payments                                    (275,004)          (186,107)
Payments on termination                           (2,145,549)          (513,148)
Contract maintenance charge                           (4,462)            (2,317)
Transfers among the sub-accounts
   and with the Fixed Account - net               17,220,662          3,239,590
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     22,586,127          7,334,470
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 27,256,654          6,301,056

NET ASSETS AT BEGINNING OF PERIOD                 13,400,928          7,099,872
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    40,657,582    $    13,400,928
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       1,481,949            709,159
         Units Issued                              3,252,754          1,314,125
         Units Redeemed                           (1,016,488)          (541,335)
                                             ---------------    ---------------
   Units outstanding at end of period              3,718,215          1,481,949
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                   Morgan Stanley Variable                 Morgan Stanley Variable
                                                      Investment Series                      Investment Series
                                                       (Class Y Shares)                      (Class Y Shares)
                                                         Sub-Account                            Sub-Account
                                             ----------------------------------    ----------------------------------
                                                         Information                         Limited Duration
                                                       (Class Y Shares)                      (Class Y Shares)
                                             ----------------------------------    ----------------------------------
                                                  2003              2002 (p)            2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (145,587)   $       (37,338)   $     1,953,075    $       727,634
Net realized gains (losses)                         (445,726)        (2,003,220)          (148,815)           229,845
Change in unrealized gains (losses)                4,341,652         (1,853,335)        (1,595,577)            50,924
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 3,750,339         (3,893,893)           208,683          1,008,403
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           3,225,880          2,003,807         25,796,774         22,286,809
Benefit payments                                     (46,282)           (98,471)        (1,523,087)          (814,968)
Payments on termination                             (341,351)          (209,112)        (9,714,395)        (7,176,145)
Contract maintenance charge                           (3,191)            (2,334)           (17,539)            (6,036)
Transfers among the sub-accounts
   and with the Fixed Account - net                1,399,099           (112,201)        34,891,425         33,339,290
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      4,234,155          1,581,689         49,433,178         47,628,950
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  7,984,494         (2,312,204)        49,641,861         48,637,353

NET ASSETS AT BEGINNING OF PERIOD                  5,043,719          7,355,923         70,980,957         22,343,604
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    13,028,213    $     5,043,719    $   120,622,818    $    70,980,957
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       1,666,789          1,378,017          6,502,356          2,087,334
         Units Issued                              1,168,068          1,622,881          9,337,125         11,054,564
         Units Redeemed                             (563,629)        (1,334,109)        (4,580,583)        (6,639,542)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              2,271,228          1,666,789         11,258,898          6,502,356
                                             ===============    ===============    ===============    ===============
                                       77

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                   Morgan Stanley Variable
                                                      Investment Series
                                                       (Class Y Shares)
                                                         Sub-Account
                                             ----------------------------------
                                                        Money Market
                                                      (Class Y Shares)
                                             ----------------------------------
                                                  2003              2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (1,303,168)   $      (681,689)
Net realized gains (losses)                                -                  -
Change in unrealized gains (losses)                        -                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                (1,303,168)          (681,689)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          41,709,845         63,515,776
Benefit payments                                  (1,643,995)        (1,192,309)
Payments on termination                          (34,026,335)       (41,889,996)
Contract maintenance charge                          (28,029)           (16,173)
Transfers among the sub-accounts
   and with the Fixed Account - net              (45,125,147)        14,460,780
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                    (39,113,661)        34,878,078
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                (40,416,829)        34,196,389

NET ASSETS AT BEGINNING OF PERIOD                131,413,323         97,216,934
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    90,996,494    $   131,413,323
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      12,744,404          9,368,740
         Units Issued                             44,235,460         61,260,187
         Units Redeemed                          (47,996,305)       (57,884,523)
                                             ---------------    ---------------
   Units outstanding at end of period              8,983,559         12,744,404
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                  Morgan Stanley Variable               Morgan Stanley Variable
                                                     Investment Series                     Investment Series
                                                      (Class Y Shares)                     (Class Y Shares)
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                      Pacific Growth                     Quality Income Plus
                                                     (Class Y Shares)                      (Class Y Shares)
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)             2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (94,122)   $       (57,013)   $     4,828,766    $     3,156,360
Net realized gains (losses)                        2,075,534            923,587            348,408            (76,977)
Change in unrealized gains (losses)                1,227,490           (467,808)         2,196,274            124,968
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 3,208,902            398,766          7,373,448          3,204,351
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           2,527,313          1,796,411         23,683,497         22,100,171
Benefit payments                                      (2,595)           (25,602)        (1,819,684)          (926,600)
Payments on termination                           (1,843,070)        (3,218,915)       (12,151,005)        (5,337,706)
Contract maintenance charge                           (1,489)              (846)           (23,076)           (12,170)
Transfers among the sub-accounts
   and with the Fixed Account - net                  855,824          2,040,695         20,213,205         27,174,843
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      1,535,983            591,743         29,902,937         42,998,538
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  4,744,885            990,509         37,276,385         46,202,889

NET ASSETS AT BEGINNING OF PERIOD                  2,619,407          1,628,898         99,129,739         52,926,850
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     7,364,292    $     2,619,407    $   136,406,124    $    99,129,739
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         631,464            293,211          8,406,234          4,636,882
         Units Issued                             34,394,313         22,774,203          7,430,559          8,036,039
         Units Redeemed                          (33,859,526)       (22,435,950)        (4,573,020)        (4,266,687)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              1,166,251            631,464         11,263,773          8,406,234
                                             ===============    ===============    ===============    ===============
                                       78

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                   Morgan Stanley Variable
                                                      Investment Series
                                                       (Class Y Shares)
                                                         Sub-Account
                                             ----------------------------------
                                                       S&P 500 Index
                                                      (Class Y Shares)
                                             ----------------------------------
                                                  2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (726,885)   $      (413,819)
Net realized gains (losses)                       (1,452,764)        (1,606,699)
Change in unrealized gains (losses)               23,609,209        (13,034,731)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                21,429,560        (15,055,249)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          31,264,904         22,098,750
Benefit payments                                  (1,039,439)          (838,852)
Payments on termination                           (4,673,744)        (2,429,965)
Contract maintenance charge                          (28,459)           (17,363)
Transfers among the sub-accounts
   and with the Fixed Account - net               18,199,035         12,599,213
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     43,722,297         31,411,783
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 65,151,857         16,356,534

NET ASSETS AT BEGINNING OF PERIOD                 61,908,782         45,552,248
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   127,060,639    $    61,908,782
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      10,380,429          5,852,765
         Units Issued                              7,761,234          7,115,577
         Units Redeemed                           (2,834,987)        (2,587,913)
                                             ---------------    ---------------
   Units outstanding at end of period             15,306,676         10,380,429
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                   Morgan Stanley Variable              Morgan Stanley Variable
                                                      Investment Series                    Investment Series
                                                       (Class Y Shares)                    (Class Y Shares)
                                                          Sub-Account                         Sub-Account
                                             ----------------------------------    ----------------------------------
                                                         Strategist                            Utilities
                                                      (Class Y Shares)                      (Class Y Shares)
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)             2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (112,251)   $      (132,403)   $       246,067    $       267,987
Net realized gains (losses)                         (496,000)        (1,377,769)        (1,426,395)        (3,073,173)
Change in unrealized gains (losses)               15,682,854         (5,239,997)         4,371,245         (3,553,599)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                15,074,603         (6,750,169)         3,190,917         (6,358,785)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          12,828,276         13,112,905          2,328,921          3,728,034
Benefit payments                                  (1,701,447)          (753,078)          (470,521)          (459,994)
Payments on termination                           (2,835,508)        (2,431,964)        (1,139,156)        (1,092,398)
Contract maintenance charge                          (21,460)           (15,097)            (7,218)            (6,617)
Transfers among the sub-accounts
   and with the Fixed Account - net                8,133,585          5,839,192          1,738,888           (170,274)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     16,403,446         15,751,958          2,450,914          1,998,751
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 31,478,049          9,001,789          5,641,831         (4,360,034)

NET ASSETS AT BEGINNING OF PERIOD                 55,794,328         46,792,539         19,653,084         24,013,118
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    87,272,377    $    55,794,328    $    25,294,915    $    19,653,084
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       7,215,885          5,356,482          3,517,621          3,256,726
         Units Issued                              3,114,281          3,850,522          1,170,455          1,958,429
         Units Redeemed                           (1,467,408)        (1,991,119)          (950,205)        (1,697,534)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              8,862,758          7,215,885          3,737,871          3,517,621
                                             ===============    ===============    ===============    ===============
                                       79

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        Oppenheimer
                                                   Variable Account Funds
                                                         Sub-Account
                                             ----------------------------------
                                                      Oppenheimer Bond
                                             ----------------------------------
                                                   2003              2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       258,396    $       348,246
Net realized gains (losses)                          113,497             11,237
Change in unrealized gains (losses)                 (119,325)           161,855
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   252,568            521,338
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             319,091            637,203
Benefit payments                                     (91,127)           (33,196)
Payments on termination                           (4,523,566)          (627,946)
Contract maintenance charge                           (3,203)            (2,360)
Transfers among the sub-accounts
   and with the Fixed Account - net                  205,774          2,914,093
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     (4,093,031)         2,887,794
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 (3,840,463)         3,409,132

NET ASSETS AT BEGINNING OF PERIOD                  8,734,608          5,325,476
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     4,894,145    $     8,734,608
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         726,360            477,018
         Units Issued                                147,740            527,920
         Units Redeemed                             (487,612)          (278,578)
                                             ---------------    ---------------
   Units outstanding at end of period                386,488            726,360
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                        Oppenheimer                           Oppenheimer
                                                   Variable Account Funds                Variable Account Funds
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                        Oppenheimer                            Oppenheimer
                                                    Capital Appreciation                    Global Securities
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (49,790)   $       (46,575)   $       (25,183)   $       (45,001)
Net realized gains (losses)                         (255,778)          (852,622)          (276,455)          (540,813)
Change in unrealized gains (losses)                1,711,456         (1,332,546)         1,955,099         (1,032,633)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 1,405,888         (2,231,743)         1,653,461         (1,618,447)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             240,306            916,593            165,767            745,684
Benefit payments                                     (18,061)           (71,757)           (19,569)           (83,481)
Payments on termination                             (363,974)          (863,723)          (408,192)        (1,159,223)
Contract maintenance charge                           (6,683)            (6,030)            (5,230)            (4,788)
Transfers among the sub-accounts
   and with the Fixed Account - net                  367,442             11,031              2,323            499,197
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        219,030            (13,886)          (264,901)            (2,611)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  1,624,918         (2,245,629)         1,388,560         (1,621,058)

NET ASSETS AT BEGINNING OF PERIOD                  4,902,477          7,148,106          4,402,396          6,023,454
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     6,527,395    $     4,902,477    $     5,790,956    $     4,402,396
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         620,146            652,728            449,504            472,644
         Units Issued                                135,339            371,528             77,970            255,586
         Units Redeemed                             (116,436)          (404,110)          (108,626)          (278,726)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                639,049            620,146            418,848            449,504
                                             ===============    ===============    ===============    ===============
                                       80

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        Oppenheimer
                                                   Variable Account Funds
                                                         Sub-Account
                                             ----------------------------------
                                                   Oppenheimer High Income
                                             ----------------------------------
                                                   2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        61,896    $       122,494
Net realized gains (losses)                          (17,920)          (106,921)
Change in unrealized gains (losses)                  201,698            (79,484)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   245,674            (63,911)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             112,686            237,616
Benefit payments                                     (40,611)                 -
Payments on termination                              (85,653)           (65,360)
Contract maintenance charge                           (1,043)              (735)
Transfers among the sub-accounts
   and with the Fixed Account - net                  254,970           (363,745)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        240,349           (192,224)
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    486,023           (256,135)

NET ASSETS AT BEGINNING OF PERIOD                  1,061,681          1,317,816
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     1,547,704    $     1,061,681
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         114,555            136,928
         Units Issued                                 50,640             68,723
         Units Redeemed                              (28,643)           (91,096)
                                             ---------------    ---------------
   Units outstanding at end of period                136,552            114,555
                                             ===============    ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                                                               Oppenheimer
                                                         Oppenheimer                     Variable Account Funds
                                                    Variable Account Funds               (Service Class ("SC"))
                                                          Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                   Oppenheimer Main Street                    Oppenheimer
                                                      Small Cap Growth                   Aggressive Growth (SC)
                                             ----------------------------------    ----------------------------------
                                                   2003               2002            2003 (e)           2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (32,370)   $       (28,981)   $          (196)   $             -
Net realized gains (losses)                          (17,936)           (34,293)               182                  -
Change in unrealized gains (losses)                  969,142           (366,059)               612                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   918,836           (429,333)               598                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             297,499            470,471             30,325                  -
Benefit payments                                      (2,458)           (31,165)                 -                  -
Payments on termination                             (168,971)          (400,361)            (1,056)                 -
Contract maintenance charge                           (3,380)            (2,822)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  303,979            480,140             40,622                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        426,669            516,263             69,891                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  1,345,505             86,930             70,489                  -

NET ASSETS AT BEGINNING OF PERIOD                  2,077,937          1,991,007                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     3,423,442    $     2,077,937    $        70,489    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         199,203            158,771                  -                  -
         Units Issued                                 78,103            150,309              5,776                  -
         Units Redeemed                              (46,975)          (109,877)              (112)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                230,331            199,203              5,664                  -
                                             ===============    ===============    ===============    ===============
                                       81

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                         Oppenheimer
                                                    Variable Account Funds
                                                    (Service Class ("SC"))
                                                         Sub-Account
                                             ----------------------------------
                                                    Oppenheimer Capital
                                                      Appreciation (SC)
                                             ----------------------------------
                                                2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (562)   $             -
Net realized gains (losses)                                9                  -
Change in unrealized gains (losses)                   15,518                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    14,965                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             203,869                  -
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  114,131                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        318,000                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    332,965                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       332,965    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                 27,125                  -
         Units Redeemed                                  (63)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                 27,062                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                         Oppenheimer                           Oppenheimer
                                                   Variable Account Funds                Variable Account Funds
                                                   (Service Class ("SC"))                (Service Class ("SC"))
                                                        Sub-Account                            Sub-Account
                                             ----------------------------------    ----------------------------------
                                                    Oppenheimer Global                         Oppenheimer
                                                      Securities (SC)                        High Income (SC)
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)          2003 (e)            2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (268)   $             -    $          (392)   $             -
Net realized gains (losses)                              294                  -                 46                  -
Change in unrealized gains (losses)                   10,354                  -              5,560                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    10,380                  -              5,214                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              60,258                  -            147,116                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                               (1,227)                 -               (640)                 -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                   32,171                  -             46,571                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         91,202                  -            193,047                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    101,582                  -            198,261                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       101,582    $             -    $       198,261    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                  -                  -
         Units Issued                                  7,927                  -             15,674                  -
         Units Redeemed                                 (821)                 -               (411)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                  7,106                  -             15,263                  -
                                             ===============    ===============    ===============    ===============
                                       82

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        Oppenheimer
                                                  Variable Account Funds
                                                  (Service Class ("SC"))
                                                        Sub-Account
                                             ----------------------------------
                                                       Oppenheimer
                                                     Main Street (SC)
                                             ----------------------------------
                                                 2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (689)   $             -
Net realized gains (losses)                              104                  -
Change in unrealized gains (losses)                   17,987                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    17,402                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             203,979                  -
Benefit payments                                           -                  -
Payments on termination                                 (172)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  124,243                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        328,050                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    345,452                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       345,452    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                 28,446                  -
         Units Redeemed                               (1,152)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                 27,294                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                         Oppenheimer                           Oppenheimer
                                                   Variable Account Funds                Variable Account Funds
                                                   (Service Class ("SC"))                (Service Class ("SC"))
                                                        Sub-Account                            Sub-Account
                                             ---------------------------------     ----------------------------------
                                                   Oppenheimer Main Street                 Oppenheimer Multiple
                                                    Small Cap Growth (SC)                     Strategies (SC)
                                             ---------------------------------     ----------------------------------
                                                  2003               2002              2003 (e)           2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (899)   $          (147)   $          (508)   $             -
Net realized gains (losses)                              559               (263)                53                  -
Change in unrealized gains (losses)                   22,478             (1,502)            10,136                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    22,138             (1,912)             9,681                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             146,319              8,126            141,508                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                 (273)                 -                (87)                 -
Contract maintenance charge                              (21)               (13)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  103,492             (1,414)            93,434                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        249,517              6,699            234,855                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    271,655              4,787            244,536                  -

NET ASSETS AT BEGINNING OF PERIOD                      8,477              3,690                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       280,132    $         8,477    $       244,536    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             857                309                  -                  -
         Units Issued                                 18,437                704             18,846                  -
         Units Redeemed                                 (198)              (156)              (223)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                 19,096                857             18,623                  -
                                             ===============    ===============    ===============    ===============
                                       83

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                         Oppenheimer
                                                   Variable Account Funds
                                                  (Service Class ("SC"))
                                                        Sub-Account
                                             ----------------------------------
                                                         Oppenheimer
                                                     Strategic Bond (SC)
                                             ----------------------------------
                                                 2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (840)   $             -
Net realized gains (losses)                               21                  -
Change in unrealized gains (losses)                   10,313                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     9,494                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             236,608                  -
Benefit payments                                           -                  -
Payments on termination                                  (97)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  103,470                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        339,981                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    349,475                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       349,475    $             -
                                             ---------------    ---------------

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                 31,002                  -
         Units Redeemed                               (2,309)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                 28,693                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                       PIMCO Advisors                         PIMCO Advisors
                                                  Variable Insurance Trust              Variable Insurance Trust
                                                      Sub-Account (j)                         Sub-Account (j)
                                             ----------------------------------    ----------------------------------
                                                                                                  PEA
                                                    OpCap Small Cap (k)                Science and Technology (l)
                                             ----------------------------------    ----------------------------------
                                                  2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (16)   $           (10)   $           (10)   $           (28)
Net realized gains (losses)                               (2)                71               (185)              (488)
Change in unrealized gains (losses)                      400               (280)               537             (1,032)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                       382               (219)               342             (1,548)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                 252                452                  2                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                   (1)                 -                  -             (1,154)
Contract maintenance charge                               (6)                (3)                (3)                (6)
Transfers among the sub-accounts
   and with the Fixed Account - net                        -                100               (713)             1,073
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                            245                549               (714)               (87)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                        627                330               (372)            (1,635)

NET ASSETS AT BEGINNING OF PERIOD                        798                468                921              2,556
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         1,425    $           798    $           549    $           921
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                              86                 39                118                163
         Units Issued                                     24                 50                  -                 94
         Units Redeemed                                   (1)                (3)               (74)              (139)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                    109                 86                 44                118
                                             ===============    ===============    ===============    ===============
                                       84

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                      PIMCO Variable
                                                     Insurance Trust
                                                       Sub-Account
                                             ----------------------------------
                                                       Foreign Bond
                                             ----------------------------------
                                                  2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           336    $           601
Net realized gains (losses)                            2,609                403
Change in unrealized gains (losses)                   (1,278)             1,290
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     1,667              2,294
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                  72             95,582
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                              (21)                (7)
Transfers among the sub-accounts
   and with the Fixed Account - net                 (107,705)             9,068
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                       (107,654)           104,643
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                   (105,987)           106,937

NET ASSETS AT BEGINNING OF PERIOD                    107,683                746
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         1,696    $       107,683
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                          10,036                 74
         Units Issued                                     22              9,990
         Units Redeemed                               (9,901)               (28)
                                             ---------------    ---------------
   Units outstanding at end of period                    157             10,036
                                             ===============    ===============

(j)  Previously known as OCC Accumulation Trust
(k)  Previously known as OCC Small Cap
(l)  Previously known as OCC Science and Technology

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                       PIMCO Variable                        PIMCO Variable
                                                      Insurance Trust                       Insurance Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                        Money Market                       PIMCO Total Return
                                             ----------------------------------    ----------------------------------
                                                  2003               2002               2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (91)   $            (9)   $           512    $           795
Net realized gains (losses)                                -                  -              1,915              1,312
Change in unrealized gains (losses)                        -                  -               (769)               792
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                       (91)                (9)             1,658              2,899
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               2,238              3,728                  -             95,250
Benefit payments                                           -                  -                  -                  -
Payments on termination                                    -             (1,602)                 -                  -
Contract maintenance charge                              (52)               (18)               (18)                (7)
Transfers among the sub-accounts
   and with the Fixed Account - net                    4,940              1,061           (108,350)             9,130
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                          7,126              3,169           (108,368)           104,373
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                      7,035              3,160           (106,710)           107,272

NET ASSETS AT BEGINNING OF PERIOD                      6,886              3,726            107,930                658
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        13,921    $         6,886    $         1,220    $       107,930
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             688                372             10,070                 66
         Units Issued                                  1,489                497                 19             10,030
         Units Redeemed                                 (775)              (181)            (9,979)               (26)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                  1,402                688                110             10,070
                                             ===============    ===============    ===============    ===============
                                       85

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                   Putnam Variable Trust
                                                        Sub-Account
                                             ----------------------------------
                                                       VT The George
                                                   Putnam Fund of Boston
                                             ----------------------------------
                                                 2003 (a)          2002 (a)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (25,538)   $             -
Net realized gains (losses)                           11,161                  -
Change in unrealized gains (losses)                  275,834                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   261,457                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           2,722,032                  -
Benefit payments                                           -                  -
Payments on termination                              (50,287)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                1,926,597                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      4,598,342                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  4,859,799                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     4,859,799    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                471,658                  -
         Units Redeemed                              (43,237)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                428,421                  -
                                             ===============    ===============

(a)  For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                   Putnam Variable Trust                 Putnam Variable Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                             VT
                                                  Global Asset Allocation                 VT Growth and Income
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)            2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (291)   $             -    $        15,571    $       (25,456)
Net realized gains (losses)                               15                  -           (255,787)        (2,022,477)
Change in unrealized gains (losses)                    4,329                  -          9,812,407         (5,525,965)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     4,053                  -          9,572,191         (7,573,898)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              50,874                  -          4,994,278          6,399,453
Benefit payments                                           -                  -         (1,057,563)          (762,707)
Payments on termination                                 (199)                 -         (2,486,386)        (1,932,839)
Contract maintenance charge                                -                  -            (14,168)           (11,175)
Transfers among the sub-accounts
   and with the Fixed Account - net                    6,856                  -          6,495,505          6,371,252
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         57,531                  -          7,931,666         10,063,984
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     61,584                  -         17,503,857          2,490,086

NET ASSETS AT BEGINNING OF PERIOD                          -                  -         30,708,551         28,218,465
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        61,584    $             -    $    48,212,408    $    30,708,551
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -          3,946,392          2,888,212
         Units Issued                                  4,964                  -          7,573,766          4,738,363
         Units Redeemed                                  (17)                 -         (6,673,055)        (3,680,183)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                  4,947                  -          4,847,103          3,946,392
                                             ===============    ===============    ===============    ===============
                                       86

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                   Putnam Variable Trust
                                                        Sub-Account
                                             ----------------------------------
                                                    VT Health Sciences
                                             ----------------------------------
                                                 2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (464)   $             -
Net realized gains (losses)                                7                  -
Change in unrealized gains (losses)                    6,445                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     5,988                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              70,621                  -
Benefit payments                                           -                  -
Payments on termination                                  (45)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                   28,834                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         99,410                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    105,398                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       105,398    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                  9,363                  -
         Units Redeemed                                   (4)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                  9,359                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                   Putnam Variable Trust                 Putnam Variable Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                       VT High Yield                           VT Income
                                             ----------------------------------    ----------------------------------
                                                  2003               2002              2003 (e)           2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $         9,331    $           859    $          (809)   $             -
Net realized gains (losses)                              272                (20)                17                  -
Change in unrealized gains (losses)                   51,972              3,278              3,899                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    61,575              4,117              3,107                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              52,582            101,569            150,864                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                 (190)                 -               (679)                 -
Contract maintenance charge                              (28)               (17)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  199,217              7,886             47,686                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        251,581            109,438            197,871                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    313,156            113,555            200,978                  -

NET ASSETS AT BEGINNING OF PERIOD                    118,281              4,726                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       431,437    $       118,281    $       200,978    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                          11,478                448                  -                  -
         Units Issued                                 23,973             11,052             19,855                  -
         Units Redeemed                               (2,152)               (22)              (668)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                 33,299             11,478             19,187                  -
                                             ===============    ===============    ===============    ===============
                                       87

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                    Putnam Variable Trust
                                                        Sub-Account
                                             ----------------------------------
                                                             VT
                                                  International Equity (m)
                                             ----------------------------------
                                                   2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (491,686)   $      (412,326)
Net realized gains (losses)                         (552,404)          (293,994)
Change in unrealized gains (losses)               16,354,238         (6,378,509)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                15,310,148         (7,084,829)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           8,156,994         24,038,059
Benefit payments                                    (316,506)          (698,513)
Payments on termination                           (3,023,585)        (9,574,265)
Contract maintenance charge                          (23,122)           (17,617)
Transfers among the sub-accounts
   and with the Fixed Account - net                2,389,923          2,622,468
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      7,183,704         16,370,132
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 22,493,852          9,285,303

NET ASSETS AT BEGINNING OF PERIOD                 48,013,703         38,728,400
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    70,507,555    $    48,013,703
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       8,208,707          5,411,453
         Units Issued                             14,605,361         54,844,975
         Units Redeemed                          (13,786,475)       (52,047,721)
                                             ---------------    ---------------
   Units outstanding at end of period              9,027,593          8,208,707
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003
(m)  Previously known as VT International Growth
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                   Putnam Variable Trust                 Putnam Variable Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                     VT International
                                                     Growth and Income                        VT Investors
                                             ----------------------------------    ----------------------------------
                                                  2003               2002              2003 (a)           2002 (a)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $            (1)   $           (35)   $        (4,898)   $             -
Net realized gains (losses)                                4                  -              2,365                  -
Change in unrealized gains (losses)                    1,128               (520)            73,210                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     1,131               (555)            70,677                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                   -                  -            531,650                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                    -                  -             (6,832)                 -
Contract maintenance charge                               (6)                (5)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                      (21)               (41)           257,574                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                            (27)               (46)           782,392                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                      1,104               (601)           853,069                  -

NET ASSETS AT BEGINNING OF PERIOD                      3,155              3,756                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         4,259    $         3,155    $       853,069    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             341                345                  -                  -
         Units Issued                                      4                  3             76,175                  -
         Units Redeemed                                   (6)                (7)            (6,801)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                    339                341             69,374                  -
                                             ===============    ===============    ===============    ===============
                                       88

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                    Putnam Variable Trust
                                                         Sub-Account
                                             ----------------------------------
                                                      VT Money Market
                                             ----------------------------------
                                                   2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (51)   $             -
Net realized gains (losses)                                -                  -
Change in unrealized gains (losses)                        -                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                       (51)                 -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              16,378                  -
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                   37,611                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         53,989                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     53,938                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        53,938    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                  6,946                  -
         Units Redeemed                               (1,496)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                  5,450                  -
                                             ===============    ===============


(a)  For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                   Putnam Variable Trust                 Putnam Variable Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                    VT New Opportunities                      VT New Value
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)             2003              2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (225)   $             -    $           (21)   $             -
Net realized gains (losses)                                1                  -                  -                  -
Change in unrealized gains (losses)                    2,597                  -                580                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     2,373                  -                559                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              84,326                  -                  -                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                  (32)                 -                  -                  -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                   35,503                  -              7,586                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        119,797                  -              7,586                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    122,170                  -              8,145                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       122,170    $             -    $         8,145    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                  -                  -
         Units Issued                                  9,866                  -                561                  -
         Units Redeemed                                 (794)                 -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                  9,072                  -                561                  -
                                             ===============    ===============    ===============    ===============
                                       89

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                    Putnam Variable Trust
                                                         Sub-Account
                                             ----------------------------------
                                                         VT Research
                                             ----------------------------------
                                                   2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (16)   $             -
Net realized gains (losses)                               36                  -
Change in unrealized gains (losses)                      322                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                       342                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               3,600                  -
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                    2,887                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                          6,487                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                      6,829                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         6,829    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                    883                  -
         Units Redeemed                                 (364)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                    519                  -
                                             ===============    ===============


(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                   Putnam Variable Trust                 Putnam Variable Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                                                              VT Utilities
                                                     VT Small Cap Value                    Growth and Income
                                             ----------------------------------    ----------------------------------
                                                  2003            2002 (p) (s)         2003 (e)           2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (413,425)   $      (124,595)   $          (159)   $             -
Net realized gains (losses)                        1,477,746           (543,483)                45                  -
Change in unrealized gains (losses)               12,006,502         (1,663,599)             3,676                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                13,070,823         (2,331,677)             3,562                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           3,446,446          7,444,395             27,348                  -
Benefit payments                                    (153,122)           (19,431)                 -                  -
Payments on termination                           (1,852,846)          (317,148)              (640)                 -
Contract maintenance charge                           (8,355)            (1,612)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                4,410,963         15,419,178              2,994                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      5,843,086         22,525,382             29,702                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 18,913,909         20,193,705             33,264                  -

NET ASSETS AT BEGINNING OF PERIOD                 20,193,705                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    39,107,614    $    20,193,705    $        33,264    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       2,768,948                  -                  -                  -
         Units Issued                             12,865,275          5,424,196              2,407                  -
         Units Redeemed                          (11,990,716)        (2,655,248)               (49)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              3,643,507          2,768,948              2,358                  -
                                             ===============    ===============    ===============    ===============
                                       90

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                   Putnam Variable Trust
                                                        Sub-Account
                                             ----------------------------------

                                                          VT Vista
                                             ----------------------------------
                                                 2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (272)   $             -
Net realized gains (losses)                            1,313                  -
Change in unrealized gains (losses)                    2,690                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     3,731                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              80,937                  -
Benefit payments                                           -                  -
Payments on termination                                 (232)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                       87                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         80,792                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     84,523                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        84,523    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                  8,164                  -
         Units Redeemed                               (1,929)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                  6,235                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.
(s)  For the period beginning May 1, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                   Putnam Variable Trust                  Rydex Variable Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                        VT Voyager                             Rydex OTC
                                             ----------------------------------    ----------------------------------
                                                  2003              2002 (p)             2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (538,268)   $      (353,765)   $             -    $           (13)
Net realized gains (losses)                       (2,968,066)        (4,292,392)                (1)              (704)
Change in unrealized gains (losses)               12,021,298         (6,766,961)                16                (16)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 8,514,964        (11,413,118)                15               (733)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           5,692,829          7,638,105                  -              1,689
Benefit payments                                    (278,913)          (417,588)                 -                  -
Payments on termination                           (2,646,135)        (1,869,200)                 -                  -
Contract maintenance charge                          (17,359)           (15,188)                 -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                2,455,184          5,883,190                  1               (921)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      5,205,606         11,219,319                  1                768
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 13,720,570           (193,799)                16                 35

NET ASSETS AT BEGINNING OF PERIOD                 34,395,037         34,588,836                 35                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    48,115,607    $    34,395,037    $            51    $            35
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       7,477,187          5,484,854                  4                  -
         Units Issued                              8,370,932          5,856,428                  -                142
         Units Redeemed                           (7,982,585)        (3,864,095)                 -               (138)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              7,865,534          7,477,187                  4                  4
                                             ===============    ===============    ===============    ===============
                                       91

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                           Salomon
                                                     Brothers Variable
                                                        Series Funds
                                                        Sub-Account
                                             ----------------------------------
                                                    Variable All Cap (n)
                                             ----------------------------------
                                                  2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           (59)   $           (50)
Net realized gains (losses)                               (7)               (10)
Change in unrealized gains (losses)                    1,629             (1,403)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     1,563             (1,463)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                  72                332
Benefit payments                                           -                  -
Payments on termination                                    -                  -
Contract maintenance charge                               (6)                (4)
Transfers among the sub-accounts
   and with the Fixed Account - net                      (28)               124
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                             38                452
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                      1,601             (1,011)

NET ASSETS AT BEGINNING OF PERIOD                      4,198              5,209
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $         5,799    $         4,198
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             511                468
         Units Issued                                      8                 47
         Units Redeemed                                   (4)                (4)
                                             ---------------    ---------------
   Units outstanding at end of period                    515                511
                                             ===============    ===============

(n)  Previously known as Capital
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                 STI Classic Variable Trust            STI Classic Variable Trust
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                  STI Capital Appreciation                STI Growth & Income
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)           2003 (e)           2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (923)   $             -    $            19    $             -
Net realized gains (losses)                               19                  -                 73                  -
Change in unrealized gains (losses)                   13,603                  -              8,731                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    12,699                  -              8,823                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                             144,017                  -             46,223                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                  (91)                 -               (640)                 -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                   97,141                  -             62,253                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        241,067                  -            107,836                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    253,766                  -            116,659                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       253,766    $             -    $       116,659    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
     period                                                -                  -                  -                  -
         Units Issued                                 24,951                  -             10,623                  -
         Units Redeemed                               (1,276)                 -               (342)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                 23,675                  -             10,281                  -
                                             ===============    ===============    ===============    ===============
                                       92

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                 STI Classic Variable Trust
                                                        Sub-Account
                                             ----------------------------------
                                                             STI
                                                    International Equity
                                             ----------------------------------
                                                2003 (e)           2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $             -    $             -
Net realized gains (losses)                                -                  -
Change in unrealized gains (losses)                       28                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                        28                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                                   -                  -
Benefit payments                                           -                  -
Payments on termination                                 (104)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                    1,067                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                            963                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                        991                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $           991    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
     period                                                -                  -
         Units Issued                                     87                  -
         Units Redeemed                                   (6)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                     81                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                  STI Classic Variable Trust            STI Classic Variable Trust
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                  STI Investment Grade Bond                 STI Mid-Cap Equity
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)            2003 (e)          2002 (e)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $           410    $             -    $            97    $             -
Net realized gains (losses)                                8                  -                351                  -
Change in unrealized gains (losses)                      227                  -              8,098                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                       645                  -              8,546                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              73,153                  -             79,693                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                                 (480)                 -                  -                  -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                   43,124                  -             43,108                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        115,797                  -            122,801                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    116,442                  -            131,347                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       116,442    $             -    $       131,347    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                  -                  -
         Units Issued                                 11,684                  -             11,536                  -
         Units Redeemed                                  (51)                 -                (42)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                 11,633                  -             11,494                  -
                                             ===============    ===============    ===============    ===============
                                       93

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                 STI Classic Variable Trust
                                                         Sub-Account
                                             ----------------------------------
                                                 STI Small Cap Value Equity
                                             ----------------------------------
                                                  2003 (e)          2002 (e)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $          (152)   $             -
Net realized gains (losses)                              243                  -
Change in unrealized gains (losses)                    8,969                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     9,060                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              40,929                  -
Benefit payments                                           -                  -
Payments on termination                                 (659)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                   35,510                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         75,780                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     84,840                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        84,840    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                  7,596                  -
         Units Redeemed                                 (653)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                  6,943                  -
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------

                                                                                             The Universal
                                                 STI Classic Variable Trust            Institutional Funds, Inc.
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                            STI
                                                     Value Income Stock                UIF Emerging Markets Equity
                                             ----------------------------------    ----------------------------------
                                                 2003 (e)           2002 (e)            2003              2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $            41    $             -    $      (402,274)   $      (338,590)
Net realized gains (losses)                               52                  -          1,968,347         (1,271,613)
Change in unrealized gains (losses)                    3,421                  -          9,951,847           (439,302)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                     3,514                  -         11,517,920         (2,049,505)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              32,697                  -          1,465,997          3,687,715
Benefit payments                                           -                  -           (234,929)          (291,169)
Payments on termination                                 (640)                 -         (1,336,257)        (3,022,905)
Contract maintenance charge                                -                  -            (13,979)           (12,157)
Transfers among the sub-accounts
   and with the Fixed Account - net                    2,973                  -            546,435          6,811,603
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                         35,030                  -            427,267          7,173,087
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                     38,544                  -         11,945,187          5,123,582

NET ASSETS AT BEGINNING OF PERIOD                          -                  -         21,571,826         16,448,244
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $        38,544    $             -    $    33,517,013    $    21,571,826
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -          3,527,641          2,295,907
         Units Issued                                  3,488                  -         40,625,662         43,804,688
         Units Redeemed                                  (61)                 -        (40,451,774)       (42,572,954)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                  3,427                  -          3,701,529          3,527,641
                                             ===============    ===============    ===============    ===============
                                       94

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                       The Universal
                                                 Institutional Funds, Inc.
                                                        Sub-Account
                                             ----------------------------------
                                                     UIF Equity Growth
                                             ----------------------------------
                                                   2003             2002 (p)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (784,575)   $      (818,211)
Net realized gains (losses)                       (7,570,044)        (8,633,548)
Change in unrealized gains (losses)               18,904,775        (12,074,507)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                10,550,156        (21,526,266)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,332,912          2,489,217
Benefit payments                                  (1,131,646)          (750,474)
Payments on termination                           (4,152,530)        (5,310,256)
Contract maintenance charge                          (30,459)           (34,495)
Transfers among the sub-accounts
   and with the Fixed Account - net                2,166,207         (3,359,565)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     (1,815,516)        (6,965,573)
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  8,734,640        (28,491,839)

NET ASSETS AT BEGINNING OF PERIOD                 47,599,623         76,091,462
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    56,334,263    $    47,599,623
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       7,462,039          8,236,135
         Units Issued                              2,795,881          2,288,996
         Units Redeemed                           (2,939,404)        (3,063,092)
                                             ---------------    ---------------
   Units outstanding at end of period              7,318,516          7,462,039
                                             ===============    ===============

(e)  For the period beginning July 15, 2003 and ended December 31, 2003
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                       The Universal                         The Universal
                                                 Institutional Funds, Inc.              Institutional Funds, Inc.
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                                                                  UIF
                                                       UIF High Yield                     International Magnum
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        (3,796)   $        10,325    $      (338,048)   $       (98,393)
Net realized gains (losses)                              322               (317)         1,670,580           (408,573)
Change in unrealized gains (losses)                   53,246             (6,212)         6,293,183         (1,644,978)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                    49,772              3,796          7,625,715         (2,151,944)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               1,698            100,151          1,106,327          8,685,600
Benefit payments                                           -                  -           (278,424)          (393,207)
Payments on termination                                    -             (2,707)        (1,805,815)        (2,748,963)
Contract maintenance charge                              (29)               (12)           (10,898)           (10,431)
Transfers among the sub-accounts
   and with the Fixed Account - net                  163,418              5,821          2,804,101         (4,065,044)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        165,087            103,253          1,815,291          1,467,955
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    214,859            107,049          9,441,006           (683,989)

NET ASSETS AT BEGINNING OF PERIOD                    111,342              4,293         19,087,765         19,771,754
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $       326,201    $       111,342    $    28,528,771    $    19,087,765
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                          11,634                410          2,992,918          2,501,671
         Units Issued                                 16,003             11,697         37,116,116         32,252,510
         Units Redeemed                                 (110)              (473)       (36,533,085)       (31,761,263)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                 27,527             11,634          3,575,949          2,992,918
                                             ===============    ===============    ===============    ===============
                                       95

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                       The Universal
                                                  Institutional Funds, Inc.
                                                        Sub-Account
                                             ----------------------------------
                                                     UIF Mid Cap Growth
                                             ----------------------------------
                                                  2003            2002 (p) (s)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (271,789)   $       (36,711)
Net realized gains (losses)                          901,032             11,940
Change in unrealized gains (losses)                4,776,780           (526,080)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 5,406,023           (550,851)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           2,615,947          3,570,891
Benefit payments                                     (45,772)           (40,069)
Payments on termination                           (1,107,052)           (53,428)
Contract maintenance charge                           (4,580)              (224)
Transfers among the sub-accounts
   and with the Fixed Account - net               12,703,433          3,617,693
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     14,161,976          7,094,863
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 19,567,999          6,544,012

NET ASSETS AT BEGINNING OF PERIOD                  6,544,012                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    26,112,011    $     6,544,012
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         894,727                  -
         Units Issued                              9,473,810          3,817,453
         Units Redeemed                           (7,809,530)        (2,922,726)
                                             ---------------    ---------------
   Units outstanding at end of period              2,559,007            894,727
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.
(s)  For the period beginning May 1, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                       The Universal                          The Universal
                                                  Institutional Funds, Inc.              Institutional Funds, Inc.
                                                        Sub-Account                            Sub-Account
                                             ----------------------------------    ----------------------------------
                                                      UIF Mid Cap Value                   UIF U.S. Real Estate
                                             ----------------------------------    ----------------------------------
                                                   2003             2002 (p)             2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (1,486,913)   $    (1,170,829)   $      (840,864)   $       793,614
Net realized gains (losses)                          255,782         (5,305,644)         2,664,302            637,881
Change in unrealized gains (losses)               31,834,886        (19,271,179)        14,372,353         (3,541,619)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                30,603,755        (25,747,652)        16,195,791         (2,110,124)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           3,508,748         20,765,233          2,321,398          7,492,392
Benefit payments                                    (955,420)        (1,057,872)        (1,005,978)          (537,893)
Payments on termination                           (5,873,680)        (4,800,788)        (4,534,066)        (3,345,959)
Contract maintenance charge                          (34,986)           (25,132)           (22,313)           (16,173)
Transfers among the sub-accounts
   and with the Fixed Account - net               11,216,606         23,190,427          4,633,158         14,700,264
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      7,861,268         38,071,868          1,392,199         18,292,631
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 38,465,023         12,324,216         17,587,990         16,182,507

NET ASSETS AT BEGINNING OF PERIOD                 75,421,246         63,097,030         44,037,989         27,855,482
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   113,886,269    $    75,421,246    $    61,625,979    $    44,037,989
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      10,940,690          6,471,585          3,777,522          2,301,020
         Units Issued                             17,593,565         16,860,794         11,332,008          9,074,255
         Units Redeemed                          (16,675,200)       (12,391,689)       (11,227,354)        (7,597,753)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period             11,859,055         10,940,690          3,882,176          3,777,522
                                             ===============    ===============    ===============    ===============
                                       96

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                               The Universal Institutional
                                                  Funds, Inc. (Class II)
                                                        Sub-Account
                                             ----------------------------------
                                                   UIF Active International
                                                     Allocation (Class II)
                                             ----------------------------------
                                                 2003 (o)           2002 (o)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        23,330    $             -
Net realized gains (losses)                          106,055                  -
Change in unrealized gains (losses)                        -                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   129,385                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,273,265                  -
Benefit payments                                           -                  -
Payments on termination                              (13,618)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net               (1,389,032)                 -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                       (129,385)                 -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                          -                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $             -    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                170,207                  -
         Units Redeemed                             (170,207)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                      -                  -
                                             ===============    ===============

(o)  For the period beginning May 1, 2003 and ended October 31, 2003
(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                The Universal Institutional            The Universal Institutional
                                                    Funds, Inc. (Class II)               Funds, Inc. (Class II)
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                        UIF Emerging                          UIF Emerging
                                                   Markets Debt (Class II)             Markets Equity (Class II)
                                             ----------------------------------    ----------------------------------
                                                 2003 (a)           2002 (a)           2003 (a)          2002 (a)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (10,064)   $             -    $       (17,876)   $             -
Net realized gains (losses)                            2,602                  -             24,263                  -
Change in unrealized gains (losses)                  118,526                  -            533,279                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   111,064                  -            539,666                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,614,039                  -          2,608,320                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                               (4,843)                 -             (7,043)                 -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  612,759                  -            901,767                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      2,221,955                  -          3,503,044                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  2,333,019                  -          4,042,710                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     2,333,019    $             -    $     4,042,710    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                  -                  -
         Units Issued                                218,781                  -            301,317                  -
         Units Redeemed                              (12,870)                 -            (29,235)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                205,911                  -            272,082                  -
                                             ===============    ===============    ===============    ===============
                                       97

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                The Universal Institutional
                                                   Funds, Inc. (Class II)
                                                        Sub-Account
                                             ----------------------------------
                                                        UIF Equity and
                                                      Income (Class II)
                                             ----------------------------------
                                                2003 (a)            2002 (a)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        (5,510)   $             -
Net realized gains (losses)                           23,823                  -
Change in unrealized gains (losses)                  457,181                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   475,494                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           4,688,295                  -
Benefit payments                                     (50,452)                 -
Payments on termination                              (35,134)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                1,415,996                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      6,018,705                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  6,494,199                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     6,494,199    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                592,278                  -
         Units Redeemed                              (31,659)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                560,619                  -
                                             ===============    ===============

(a) For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                The Universal Institutional           The Universal Institutional
                                                   Funds, Inc. (Class II)               Funds, Inc. (Class II)
                                                        Sub-Account                            Sub-Account
                                             ----------------------------------    ----------------------------------
                                                            UIF                                UIF Global
                                                  Equity Growth (Class II)                Franchise (Class II)
                                             ----------------------------------    ----------------------------------
                                                 2003 (a)           2002 (a)           2003 (a)           2002 (a)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (35,657)   $             -    $       (36,149)   $             -
Net realized gains (losses)                           20,807                  -             36,308                  -
Change in unrealized gains (losses)                  464,623                  -            832,831                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   449,773                  -            832,990                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           5,193,665                  -          6,558,012                  -
Benefit payments                                           -                  -                  -                  -
Payments on termination                              (39,123)                 -            (27,410)                 -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                1,425,874                  -          1,893,480                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      6,580,416                  -          8,424,082                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  7,030,189                  -          9,257,072                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     7,030,189    $             -    $     9,257,072    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                  -                  -
         Units Issued                                673,037                  -            822,730                  -
         Units Redeemed                              (71,078)                 -            (64,463)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                601,959                  -            758,267                  -
                                             ===============    ===============    ===============    ===============
                                       98

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                The Universal Institutional
                                                   Funds, Inc. (Class II)
                                                        Sub-Account
                                             ----------------------------------
                                                            UIF
                                                  Mid Cap Growth (Class II)
                                             ----------------------------------
                                                2003 (a)            2002 (a)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (54,109)   $             -
Net realized gains (losses)                           41,197                  -
Change in unrealized gains (losses)                  886,964                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   874,052                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           7,322,535                  -
Benefit payments                                           -                  -
Payments on termination                              (47,931)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                2,113,266                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      9,387,870                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 10,261,922                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    10,261,922    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                891,430                  -
         Units Redeemed                             (106,180)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                785,250                  -
                                             ===============    ===============

(a) For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                 The Universal Institutional         The Universal Institutional
                                                    Funds, Inc. (Class II)              Funds, Inc. (Class II)
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                     UIF Small Company                      UIF U.S. Mid Cap
                                                      Growth (Class II)                     Value (Class II)
                                             ----------------------------------    ----------------------------------
                                                 2003 (a)           2002 (a)           2003 (a)           2002 (a)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (51,897)   $             -    $       (89,384)   $             -
Net realized gains (losses)                          190,432                  -             22,693                  -
Change in unrealized gains (losses)                  748,108                  -          1,830,100                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   886,643                  -          1,763,409                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           7,721,748                  -         12,547,868                  -
Benefit payments                                      (5,167)                 -             (5,063)                 -
Payments on termination                              (36,994)                 -            (78,597)                 -
Contract maintenance charge                                -                  -                  -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                2,459,618                  -          3,896,590                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     10,139,205                  -         16,360,798                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 11,025,848                  -         18,124,207                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    11,025,848    $             -    $    18,124,207    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -                  -                  -
         Units Issued                                844,610                  -          1,430,131                  -
         Units Redeemed                              (32,405)                 -            (73,678)                 -
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                812,205                  -          1,356,453                  -
                                             ===============    ===============    ===============    ===============
                                       99

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                 The Universal Institutional
                                                   Funds, Inc. (Class II)
                                                        Sub-Account
                                             ----------------------------------
                                                          UIF U.S.
                                                   Real Estate (Class II)
                                             ----------------------------------
                                                 2003 (a)          2002 (a)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (48,895)   $             -
Net realized gains (losses)                           23,286                  -
Change in unrealized gains (losses)                  841,833                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   816,224                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           6,247,338                  -
Benefit payments                                           -                  -
Payments on termination                              (32,334)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                2,302,665                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      8,517,669                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  9,333,893                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     9,333,893    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                811,979                  -
         Units Redeemed                              (80,835)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                731,144                  -
                                             ===============    ===============

(a)  For the period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                       Van Kampen Life                      Van Kampen Life
                                                       Investment Trust                    Investment Trust
                                                         Sub-Account                          Sub-Account
                                             ----------------------------------    ----------------------------------
                                                        LIT Comstock                       LIT Domestic Income
                                             ----------------------------------    ----------------------------------
                                                   2003               2002               2003             2002 (t)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (257,752)   $      (135,117)   $             -    $        54,866
Net realized gains (losses)                        1,372,946           (496,142)                 -            (34,418)
Change in unrealized gains (losses)               10,051,964         (1,405,972)                 -            (25,597)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                11,167,158         (2,037,231)                 -             (5,149)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           3,281,608          4,686,295                  -             88,379
Benefit payments                                    (112,608)           (34,986)                 -                  -
Payments on termination                           (3,764,646)          (733,731)                 -            (20,063)
Contract maintenance charge                          (19,723)            (6,539)                 -               (113)
Transfers among the sub-accounts
   and with the Fixed Account - net               29,256,770         18,033,120                  -           (809,297)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     28,641,401         21,944,159                  -           (741,094)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 39,808,559         19,906,928                  -           (746,243)

NET ASSETS AT BEGINNING OF PERIOD                 23,160,464          3,253,536                  -            746,243
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    62,969,023    $    23,160,464    $             -    $             -
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       2,807,188            271,535                  -             65,168
         Units Issued                              9,605,936          3,781,940                  -             36,378
         Units Redeemed                           (6,437,237)        (1,246,287)                 -           (101,546)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period              5,975,887          2,807,188                  -                  -
                                             ===============    ===============    ===============    ===============
                                       100

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                      Van Kampen Life
                                                     Investment Trust
                                                         Sub-Account
                                             ----------------------------------
                                                     LIT Emerging Growth
                                             ----------------------------------
                                                   2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $    (1,380,987)   $    (1,377,797)
Net realized gains (losses)                      (16,779,056)       (38,043,661)
Change in unrealized gains (losses)               38,351,461         (9,784,649)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                20,191,418        (49,206,107)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           1,233,393          3,924,887
Benefit payments                                  (1,295,881)        (1,616,652)
Payments on termination                           (7,500,061)       (11,076,917)
Contract maintenance charge                          (80,227)           (94,053)
Transfers among the sub-accounts
   and with the Fixed Account - net               (2,643,741)       (23,221,709)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                    (10,286,517)       (32,084,444)
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  9,904,901        (81,290,551)

NET ASSETS AT BEGINNING OF PERIOD                 85,976,226        167,266,777
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    95,881,127    $    85,976,226
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      12,789,050         15,662,344
         Units Issued                             10,268,355          8,753,490
         Units Redeemed                          (11,374,655)       (11,626,784)
                                             ---------------    ---------------
   Units outstanding at end of period             11,682,750         12,789,050
                                             ===============    ===============

(t)  On May 1, 2002, LIT Domestic Income merged into LIT Government

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                      Van Kampen Life                       Van Kampen Life
                                                      Investment Trust                      Investment Trust
                                                        Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                       LIT Government                       LIT Money Market
                                             ----------------------------------    ----------------------------------
                                                  2003              2002 (s)             2003               2002
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $        48,690    $        (9,351)   $       (26,151)   $        (3,965)
Net realized gains (losses)                           (2,588)             7,085                  -                  -
Change in unrealized gains (losses)                  (45,330)            64,151                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                       772             61,885            (26,151)            (3,965)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                              84,706             66,961            424,407            946,370
Benefit payments                                           -             (1,312)                 -                (66)
Payments on termination                              (81,596)           (54,147)          (889,453)          (589,145)
Contract maintenance charge                           (1,309)              (433)            (9,944)            (7,230)
Transfers among the sub-accounts
   and with the Fixed Account - net                  192,894          1,222,732           (709,123)           820,425
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                        194,695          1,233,801         (1,184,113)         1,170,354
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                    195,467          1,295,686         (1,210,264)         1,166,389

NET ASSETS AT BEGINNING OF PERIOD                  1,295,686                  -          4,198,773          3,032,384
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     1,491,153    $     1,295,686    $     2,988,509    $     4,198,773
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                         121,786                  -            387,151            279,441
         Units Issued                                 82,749            172,934            271,807            472,392
         Units Redeemed                              (64,967)           (51,148)          (381,419)          (364,682)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period                139,568            121,786            277,539            387,151
                                             ===============    ===============    ===============    ===============
                                       101

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        Van Kampen
                                                      Life Investment
                                                      Trust (Class II)
                                                        Sub-Account
                                             ----------------------------------
                                                       LIT Aggressive
                                                      Growth (Class II)
                                             ----------------------------------
                                                 2003 (a)           2002 (a)
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $       (16,171)   $             -
Net realized gains (losses)                            2,875                  -
Change in unrealized gains (losses)                  232,685                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                   219,389                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                           2,640,616                  -
Benefit payments                                           -                  -
Payments on termination                               (8,520)                 -
Contract maintenance charge                                -                  -
Transfers among the sub-accounts
   and with the Fixed Account - net                  835,275                  -
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                      3,467,371                  -
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                  3,686,760                  -

NET ASSETS AT BEGINNING OF PERIOD                          -                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $     3,686,760    $             -
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                               -                  -
         Units Issued                                296,142                  -
         Units Redeemed                               (8,601)                 -
                                             ---------------    ---------------
   Units outstanding at end of period                287,541                  -
                                             ===============    ===============

(a)  For the period beginning May 1, 2003 and ended December 31, 2003
(s)  For the period beginning May 1, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------

                                                         Van Kampen                            Van Kampen
                                                      Life Investment                       Life Investment
                                                      Trust (Class II)                      Trust (Class II)
                                                         Sub-Account                           Sub-Account
                                             ----------------------------------    ----------------------------------
                                                                                             LIT Emerging
                                                   LIT Comstock (Class II)                 Growth (Class II)
                                             ----------------------------------    ----------------------------------
                                                  2003            2002 (p) (s)           2003             2002 (p)
                                             ---------------    ---------------    ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (909,553)   $      (208,769)   $      (588,158)   $      (391,938)
Net realized gains (losses)                          527,332            (89,354)          (682,158)          (650,601)
Change in unrealized gains (losses)               22,205,550           (510,891)         8,482,824         (8,457,947)
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from operations                                21,823,329           (809,014)         7,212,508         (9,500,486)
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          43,824,914         16,723,518         10,416,361         10,913,748
Benefit payments                                    (793,736)           (84,215)          (237,976)          (486,630)
Payments on termination                           (2,467,782)          (384,138)        (1,148,954)          (747,486)
Contract maintenance charge                          (14,804)            (1,252)           (12,663)            (6,828)
Transfers among the sub-accounts
   and with the Fixed Account - net               36,259,338         23,317,005          5,077,063          6,934,526
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     76,807,930         39,570,918         14,093,831         16,607,330
                                             ---------------    ---------------    ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -                  -                  -
                                             ---------------    ---------------    ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 98,631,259         38,761,904         21,306,339          7,106,844

NET ASSETS AT BEGINNING OF PERIOD                 38,761,904                  -         24,441,575         17,334,731
                                             ---------------    ---------------    ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $   137,393,163    $    38,761,904    $    45,747,914    $    24,441,575
                                             ===============    ===============    ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       4,820,965                  -          4,520,479          2,120,331
         Units Issued                              9,858,734          5,705,466          2,526,237          3,941,389
         Units Redeemed                           (2,213,952)          (884,501)          (987,173)        (1,541,241)
                                             ---------------    ---------------    ---------------    ---------------
   Units outstanding at end of period             12,465,747          4,820,965          6,059,543          4,520,479
                                             ===============    ===============    ===============    ===============
                                       102

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------

                                                        Van Kampen
                                                     Life Investment
                                                     Trust (Class II)
                                                        Sub-Account
                                             ----------------------------------
                                                      LIT Growth and
                                                     Income (Class II)
                                             ----------------------------------
                                                  2003               2002
                                             ---------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $      (134,230)   $           (68)
Net realized gains (losses)                           16,302             (1,329)
Change in unrealized gains (losses)                2,659,641               (517)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from operations                                 2,541,713             (1,914)
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                          18,342,662             10,894
Benefit payments                                     (31,939)                 -
Payments on termination                             (100,557)                 -
Contract maintenance charge                              (22)                (6)
Transfers among the sub-accounts
   and with the Fixed Account - net                7,841,451             (4,420)
                                             ---------------    ---------------

Increase (decrease) in net assets
   from contract transactions                     26,051,595              6,468
                                             ---------------    ---------------

Increase (decrease) in amounts retained in
   Allstate Financial Advisors
   Separate Account I                                      -                  -
                                             ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                 28,593,308              4,554

NET ASSETS AT BEGINNING OF PERIOD                      4,554                  -
                                             ---------------    ---------------

NET ASSETS AT END OF PERIOD                  $    28,597,862    $         4,554
                                             ===============    ===============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                             503                  -
         Units Issued                              2,456,467              1,288
         Units Redeemed                             (147,941)              (785)
                                             ---------------    ---------------
   Units outstanding at end of period              2,309,029                503
                                             ===============    ===============

(p) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II, as disclosed in Note 3 to the financial statements.
(s)  For the period beginning May 1, 2002 and ended December 31, 2002

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Allstate Financial Advisors Separate Account I (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company ("Allstate"). The assets of the Account are legally segregated from those of Allstate. Allstate is wholly owned by Allstate Insurance Company, which is wholly owned by The Allstate Corporation. On September 11, 2002, the boards of directors of Allstate and Northbrook Life Insurance Company ("Northbrook Life") approved the merger of Northbrook Life into Allstate, which was effective January 1, 2003 (the "NLIC Merger"). In conjunction with the merger, the Northbrook Variable Annuity Account and Northbrook Variable Annuity Account II, Separate Accounts of Northbrook Life, merged with the Account. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     Allstate sells three variable annuity contracts, SelectDirections, the Preferred Client Variable Annuity, and the Allstate Advisor (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any contract provisions wherein Allstate contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

     AIM VARIABLE INSURANCE FUNDS                            FIDELITY VARIABLE INSURANCE PRODUCTS FUND
        AIM V.I. Capital Appreciation                         (CONTINUED)
        AIM V.I. Core Equity                                     VIP Growth
        AIM V.I. Dent Demographics                               VIP High Income
        AIM V.I. Diversified Income                              VIP Index 500
        AIM V.I. Growth                                          VIP Investment Grade Bond
        AIM V.I. International Growth                            VIP Overseas
        AIM V.I. Premier Equity                              FIDELITY VARIABLE INSURANCE PRODUCTS FUND
     AIM VARIABLE INSURANCE FUNDS SERIES II                   (SERVICE CLASS 2)
        AIM V.I. Basic Value II                                  VIP Equity-Income (Service Class 2)
        AIM V.I. Capital Appreciation II                         VIP Investment Grade Bond (Service
        AIM V.I. Premier Equity II                                 Class 2)
     ALLIANCEBERNSTEIN VARIABLE PRODUCT SERIES                   VIP Overseas (Service Class 2)
      FUND                                                   FRANKLIN TEMPLETON VARIABLE INSURANCE
        AllianceBernstein Growth (Previously known            PRODUCTS TRUST
            as Alliance Growth)                                  Franklin Growth and Income Securities
        AllianceBernstein Growth & Income                        Franklin Small Cap Value Securities
            (Previously known as Alliance Growth &               Mutual Shares Securities
            Income)                                              Templeton Developing Markets Securities
        AllianceBernstein Premier Growth                         Templeton Foreign Securities
            (Previously known as Alliance Premier           JANUS ASPEN SERIES (SERVICE SHARES)
            Growth)                                              International Value (Service Shares)
        AllianceBernstein Small Cap Value                          (Previously known as Global Value (Service
     FIDELITY VARIABLE INSURANCE PRODUCTS FUND                     Shares))
        VIP Contrafund

--------------------------------------------------------------------------------

     JANUS ASPEN SERIES (SERVICE SHARES)                    MORGAN STANLEY VARIABLE INVESTMENT SERIES
      (CONTINUED)                                             (CLASS Y SHARES) (CONTINUED)
        Worldwide Growth (Service Shares)                       Capital Growth (Class Y Shares) (Merged
     LAZARD RETIREMENT SERIES, INC.                               into Money Market (Class Y Shares) on
        Emerging Markets                                          August 31, 2002)
     LSA VARIABLE SERIES TRUST                                  Dividend Growth (Class Y Shares)
        LSA Aggressive Growth                                   Equity (Class Y Shares)
        LSA Balanced                                            European Growth (Class Y Shares)
        LSA Basic Value                                         Global Advantage (Class Y Shares)
        LSA Blue Chip                                           Global Dividend Growth (Class Y Shares)
        LSA Capital Appreciation                                High Yield (Class Y Shares)
        LSA Capital Growth (Previously known as                 Income Builder (Class Y Shares)
           LSA Growth Equity)                                   Information (Class Y Shares)
        LSA Disciplined Equity (Merged with LSA                 Limited Duration (Class Y Shares)
           Equity Growth on April 30, 2003)                     Money Market (Class Y Shares)
        LSA Diversified Mid Cap                                 Pacific Growth (Class Y Shares)
        LSA Emerging Growth Equity                              Quality Income Plus (Class Y Shares)
        LSA Equity Growth (Previously known as                  S&P 500 Index (Class Y Shares)
           LSA Focused Equity)                                  Strategist (Class Y Shares)
        LSA Mid Cap Value                                       Utilities (Class Y Shares)
        LSA Value Equity                                    OPPENHEIMER VARIABLE ACCOUNT FUNDS
     MFS VARIABLE INSURANCE TRUST                               Oppenheimer Bond
        MFS Bond                                                Oppenheimer Capital Appreciation
        MFS High Income                                         Oppenheimer Global Securities
        MFS Investors Trust                                     Oppenheimer High Income
        MFS New Discovery                                       Oppenheimer Main Street Small Cap
     MFS VARIABLE INSURANCE TRUST (SERVICE                        Growth
      CLASS)                                                OPPENHEIMER VARIABLE ACCOUNT FUNDS
        MFS New Discovery (Service Class)                     (SERVICE CLASS)
        MFS Utilities (Service Class)                           Oppenheimer Aggressive Growth (SC)
     MORGAN STANLEY VARIABLE INVESTMENT SERIES                  Oppenheimer Capital Appreciation (SC)
        Aggressive Equity                                       Oppenheimer Global Securities (SC)
        Capital Growth (Merged into Money Market                Oppenheimer High Income (SC)
          on August 31, 2002)                                   Oppenheimer International Growth (SC)*
        Dividend Growth                                         Oppenheimer Main Street (SC)
        Equity                                                  Oppenheimer Main Street Small Cap Growth
        European Growth                                           (SC)
        Global Advantage                                        Oppenheimer Multiple Strategies (SC)
        Global Dividend Growth                                  Oppenheimer Strategic Bond (SC)
        High Yield                                          PIMCO ADVISORS VARIABLE INSURANCE TRUST
        Income Builder                                        (PREVIOUSLY OCC ACCUMULATION TRUST)
        Information                                             OpCap Small Cap (Previously know as OCC
        Limited Duration                                          Small Cap)
        Money Market                                            PEA Science and Technology (Previously
        Pacific Growth                                            known as OCC Science and Technology)
        Quality Income Plus                                 PIMCO VARIABLE INSURANCE TRUST
        S&P 500 Index                                           Foreign Bond
        Strategist                                              Money Market
        Utilities                                               PIMCO Total Return
     MORGAN STANLEY VARIABLE INVESTMENT SERIES              PUTNAM VARIABLE TRUST
      (CLASS Y SHARES)                                          VT The George Putnam Fund of Boston
        Aggressive Equity (Class Y Shares)                      VT Global Asset Allocation
                                                                VT Growth and Income
                                                                VT Health Sciences

--------------------------------------------------------------------------------

     PUTNAM VARIABLE TRUST (CONTINUED)                      THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
        VT High Yield                                         (CONTINUED)
        VT Income                                               UIF High Yield
        VT International Equity (previously known as            UIF International Magnum
           VT International Growth)                             UIF Mid Cap Growth
        VT International Growth and Income                      UIF Mid Cap Value
        VT Investors                                            UIF U.S. Real Estate
        VT Money Market                                     THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
        VT New Opportunities                                  (CLASS II)
        VT New Value                                            UIF Active International Allocation (Class II)
        VT Research                                               (Closed on 10/31/03)
        VT Small Cap Value                                      UIF Emerging Markets Debt (Class II)
        VT Utilities Growth and Income                          UIF Emerging Markets Equity (Class II)
        VT Vista                                                UIF Equity and Income (Class II)
        VT Voyager                                              UIF Equity Growth (Class II)
     RYDEX VARIABLE TRUST                                       UIF Global Franchise (Class II)
        Rydex OTC                                               UIF Mid Cap Growth (Class II)
     SALOMON BROTHERS VARIABLE SERIES FUNDS                     UIF Small Company Growth (Class II)
        Variable All Cap (Previously known as                   UIF U.S. Mid Cap Value (Class II)
            Capital)                                            UIF U.S. Real Estate (Class II)
     STI CLASSIC VARIABLE TRUST                             VAN KAMPEN LIFE INVESTMENT TRUST
        STI Capital Appreciation                                LIT Comstock
        STI Growth & Income                                     LIT Domestic Income (Merged into LIT
        STI International Equity                                  Government on May 1, 2002)
        STI Investment Grade Bond                               LIT Emerging Growth
        STI Mid-Cap Equity                                      LIT Government
        STI Small Cap Value Equity                              LIT Money Market
        STI Value Income Stock                              VAN KAMPEN LIFE INVESTMENT TRUST (CLASS II)
     THE UNIVERSAL INSTITUTIONAL FUNDS, INC.                    LIT Aggressive Growth (Class II)
        UIF Emerging Markets Equity                             LIT Comstock (Class II)
        UIF Equity Growth                                       LIT Emerging Growth (Class II)
                                                                LIT Growth and Income (Class II)

        * Fund was available, but had no net assets at December 31, 2003

     The net assets are affected by the investment results of each fund, transactions by contractholders and certain contract expenses (see Note 3). The accompanying financial statements include only contractholders' purchase payments applicable to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the general account of Allstate.

     A contractholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

--------------------------------------------------------------------------------

     Allstate provides insurance and administrative services to the contractholders for a fee. Allstate also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Allstate has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

     The LSA Variable Series Trust ("Trust") is managed by LSA Asset Management, LLC (the "Manager"), a wholly owned subsidiary of Allstate, pursuant to an investment management agreement with the Trust. The Manager is entitled to receive a management fee from the Trust. Fees are payable monthly at an annual rate as a percentage of average daily net assets ranging from 0.80% to 1.05%.

     Allstate has made investments in the funds of the Trust in order to establish and enhance the diversification of the funds within the Trust. Since Allstate did not purchase a variable annuity contract, no units were assigned to its interests and the expenses described in Note 4 are not deducted from Allstate's investment in the Trust. Additionally, such investments are not reflected in the financial highlights in Note 6.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on net asset values of the Funds, which value their investment securities at fair value. The difference between cost and net asset value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

     REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Distributions of net realized gains earned by the Funds are recorded on the Funds' ex-distribution date.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in Section 817(h) of the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub account is required to satisfy the diversification requirements of Section 817(h). The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. As such, the operations of the Account are included in the tax return of Allstate. Allstate is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account, as the Account did not generate taxable income. Earnings and realized capital gains of the Account attributable to the contractholders are excluded in the determination of federal income tax liability of Allstate.

     USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Certain previously reported amounts have been reclassified to conform with the current period presentation.

3.   MERGER

     Allstate and Northbrook Life consummated the NLIC Merger on January 1, 2003. Allstate is the surviving legal entity and Northbrook Life ceased to exist as an independent entity as a result of the NLIC Merger. In conjunction with the NLIC Merger, the Northbrook Variable Annuity Account ("VA") and Northbrook Variable Annuity Account II ("VA II") merged with the Account. Collectively, the Account, VA, and VA II are referred to as the "Separate Accounts". The fixed accounts of VA and VA II also merged on January 1, 2003 with the Fixed Account maintained by Allstate.

--------------------------------------------------------------------------------

     At the time of the NLIC Merger, the VA, VA II and the Account offered 11, 53, and 58 variable sub-accounts, respectively. The eleven sub-accounts offered by VA were invested in the same underlying funds as eleven of the sub-accounts offered by VA II. Additionally, five sub-accounts offered by VA II were invested in the same underlying funds as five of the sub-accounts offered by the Account. Upon completion of the NLIC Merger, the Account offered 107 sub-accounts giving effect to the combination of consistent underlying Funds investments.

     The NLIC Merger of the Separate Accounts, including the combination of overlapping sub-accounts, required no adjustments and did not change the number of units and accumulation unit values of the contractholders' interests in the sub-accounts. Additionally, the contracts and related fee structures offered through the VA and VA II did not change as a result of the merger with the Account. Fees previously assessed by Northbrook Life are being assessed by Allstate subsequent to December 31, 2002. The table below presents the net assets applicable to the sub-accounts giving effect to the NLIC Merger as of December 31, 2002.

     The 2002 statements of changes in net assets for the Account have been restated to reflect the combined operations, capital transactions, and units outstanding data of the Separate Accounts. Additionally, the 2002 and 2001 financial highlights contained in Note 6 have been restated to reflect the combination.

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

                   PRESENTATION OF NET ASSETS OF SUB-ACCOUNTS
                        GIVING EFFECT TO THE NLIC MERGER
                                 JANUARY 1, 2003

                                                                       Pre-Merger                                 Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                             Allstate Financial                                                Allstate Financial
                                             Advisors Separate    Northbrook Variable   Northbrook Variable    Advisors Separate
Sub-Account                                      Account I          Annuity Account      Annuity Account II        Account I
----------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds
      AIM V. I. Capital Appreciation        $          2,649,338  $                  -  $         21,154,818  $         23,804,156
      AIM V. I. Core Equity                            2,411,868                                                         2,411,868
      AIM V. I. Dent Demographics                          7,747                                                             7,747
      AIM V. I. Diversified Income                     1,036,826                                                         1,036,826
      AIM V. I. Growth                                                                            10,486,057            10,486,057
      AIM V. I. International Growth                   1,105,448                                                         1,105,448
      AIM V. I. Premier Equity                         1,966,890                                  43,535,051            45,501,941

Alliance Variable Product Series Fund
      Alliance Growth                                                                             12,173,298            12,173,298
      Alliance Growth & Income                                                                   135,646,350           135,646,350
      Alliance Premier Growth                                                                     29,035,477            29,035,477

Fidelity Variable Insurance Products Fund
      VIP Contrafund                                   3,930,762                                                         3,930,762
      VIP Growth                                       3,443,125                                                         3,443,125
      VIP High Income                                    696,733                                                           696,733
      VIP Index 500                                    4,452,989                                                         4,452,989
      VIP Investment Grade Bond                        5,077,425                                                         5,077,425
      VIP Overseas                                     1,166,090                                                         1,166,090

Fidelity Variable Insurance Products Fund
  (Service Class 2)
      VIP Equity-Income (Service Class 2)                  7,222                                                             7,222
      VIP Investment Grade Bond
         (Service Class 2)                               129,151                                                           129,151
      VIP Overseas (Service Class 2)                       3,156                                                             3,156

Janus Aspen Series (Service Shares)
      Global Value (Service Shares)                        8,212                                                             8,212
      Worldwide Growth (Service Shares)                    8,662                                                             8,662

Lazard Retirement Series, Inc.
      Emerging Markets                                     5,176                                                             5,176

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

             PRESENTATION OF NET ASSETS OF SUB-ACCOUNTS (CONTINUED)
                        GIVING EFFECT TO THE NLIC MERGER
                                 JANUARY 1, 2003

                                                                       Pre-Merger                                 Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                             Allstate Financial                                                Allstate Financial
                                             Advisors Separate    Northbrook Variable   Northbrook Variable    Advisors Separate
Sub-Account                                      Account I          Annuity Account      Annuity Account II        Account I
----------------------------------------------------------------------------------------------------------------------------------
LSA Variable Series Trust
      LSA Aggressive Growth                 $          1,609,732  $                  -  $          1,902,072  $          3,511,804
      LSA Balanced                                     4,707,772                                                         4,707,772
      LSA Basic Value                                  1,889,631                                                         1,889,631
      LSA Blue Chip                                    1,787,336                                                         1,787,336
      LSA Capital Appreciation                         2,119,259                                                         2,119,259
      LSA Disciplined Equity                           6,552,583                                                         6,552,583
      LSA Diversified Mid Cap                          2,440,867                                                         2,440,867
      LSA Emerging Growth Equity                       2,922,350                                                         2,922,350
      LSA Focused Equity                               3,159,482                                                         3,159,482
      LSA Growth Equity                                3,587,419                                                         3,587,419
      LSA Mid Cap Value                                2,477,979                                                         2,477,979
      LSA Value Equity                                 4,598,389                                                         4,598,389

MFS Variable Insurance Trust
      MFS Bond                                         2,262,877                                                         2,262,877
      MFS High Income                                    446,764                                                           446,764
      MFS Investors Trust                              1,806,065                                                         1,806,065
      MFS New Discovery                                2,379,680                                                         2,379,680

MFS Variable Insurance Trust (Service
  Class)
      MFS New Discovery (Service Class)                    3,871                                                             3,871
      MFS Utilities (Service Class)                           86                                                                86

Morgan Stanley Variable Investment Series
      Aggressive Equity                                                                           37,744,391            37,744,391
      Dividend Growth                                                       16,175,433           762,851,012           779,026,445
      Equity                                                                23,039,815           572,558,344           595,598,159
      European Growth                                                        3,838,954           178,747,148           182,586,102
      Global Advantage                                                               -            21,521,435            21,521,435
      Global Dividend Growth                                                 2,248,250           187,920,626           190,168,876
      High Yield                                                             2,422,542            41,082,879            43,505,421
      Income Builder                                                           255,457            46,838,848            47,094,305
      Information                                                                                  1,960,815             1,960,815
      Limited Duration                                                                            69,290,700            69,290,700
      Money Market                                                          10,387,894           391,619,468           402,007,362
      Pacific Growth                                                           291,483            18,027,664            18,319,147
      Quality Income Plus                                                    9,139,207           388,576,672           397,715,879
      S&P 500 Index                                                                              104,608,980           104,608,980
      Strategist                                                            15,900,893           336,030,851           351,931,744
      Utilities                                                              4,484,266           175,038,501           179,522,767

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

             PRESENTATION OF NET ASSETS OF SUB-ACCOUNTS (CONTINUED)
                        GIVING EFFECT TO THE NLIC MERGER
                                 JANUARY 1, 2003

                                                                       Pre-Merger                                 Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                             Allstate Financial                                                Allstate Financial
                                             Advisors Separate    Northbrook Variable   Northbrook Variable    Advisors Separate
Sub-Account                                      Account I          Annuity Account      Annuity Account II        Account I
----------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Variable Investment Series
  (Class Y Shares)
      Aggressive Equity (Class Y Shares)    $                  -  $                  -  $         17,226,203  $         17,226,203
      Dividend Growth (Class Y Shares)                                                            68,922,746            68,922,746
      Equity (Class Y Shares)                                                                     63,832,081            63,832,081
      European Growth (Class Y Shares)                                                            21,754,695            21,754,695
      Global Advantage (Class Y Shares)                                                            5,211,886             5,211,886
      Global Dividend Growth
        (Class Y Shares)                                                                          20,620,654            20,620,654
      High Yield (Class Y Shares)                                                                 10,638,797            10,638,797
      Income Builder (Class Y Shares)                                                             13,400,928            13,400,928
      Information (Class Y Shares)                                                                 5,043,719             5,043,719
      Limited Duration (Class Y Shares)                                                           70,980,957            70,980,957
      Money Market (Class Y Shares)                                                              131,413,323           131,413,323
      Pacific Growth (Class Y Shares)                                                              2,619,407             2,619,407
      Quality Income Plus
        (Class Y Shares)                                                                          99,129,739            99,129,739
      S&P 500 Index (Class Y Shares)                                                              61,908,782            61,908,782
      Strategist (Class Y Shares)                                                                 55,794,328            55,794,328
      Utilities (Class Y Shares)                                                                  19,653,084            19,653,084

OCC Accumulation Trust
      OCC Science and Technology                             921                                                               921
      OCC Small Cap                                          798                                                               798

Oppenheimer Variable Account Funds
      Oppenheimer Bond                                 8,734,608                                                         8,734,608
      Oppenheimer Capital Appreciation                 4,902,477                                                         4,902,477
      Oppenheimer Global Securities                    4,402,396                                                         4,402,396
      Oppenheimer High Income                          1,061,681                                                         1,061,681
      Oppenheimer Main Street Small Cap
        Growth                                         2,077,937                                                         2,077,937

Oppenheimer Variable Account Funds
  (Service Class ("SC"))
      Oppenheimer Main Street Small Cap
        Growth (SC)                                        8,477                                                             8,477

PIMCO Variable Insurance Trust
      Foreign Bond                                       107,683                                                           107,683
      Money Market                                         6,886                                                             6,886
      Total Return                                       107,930                                                           107,930

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

             PRESENTATION OF NET ASSETS OF SUB-ACCOUNTS (CONTINUED)
                        GIVING EFFECT TO THE NLIC MERGER
                                 JANUARY 1, 2003

                                                                       Pre-Merger                                 Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                             Allstate Financial                                                Allstate Financial
                                             Advisors Separate    Northbrook Variable   Northbrook Variable    Advisors Separate
Sub-Account                                      Account I          Annuity Account      Annuity Account II        Account I
----------------------------------------------------------------------------------------------------------------------------------
Putnam Variable Trust
      VT Growth and Income                  $                  -  $                  -  $         30,708,551  $         30,708,551
      VT High Yield                                      118,281                                                           118,281
      VT International Growth                                                                     48,013,703            48,013,703
      VT International Growth and Income                   3,155                                                             3,155
      VT Small Cap Value                                                                          20,193,705            20,193,705
      VT Voyager                                                                                  34,395,037            34,395,037

Rydex Variable Trust
      Rydex OTC                                               35                                                                35

Salomon Brothers Variable Series Funds
      Capital                                              4,198                                                             4,198

The Universal Institutional Funds, Inc.
      UIF Emerging Markets Equity                                                                 21,571,826            21,571,826
      UIF Equity Growth                                                                           47,599,623            47,599,623
      UIF International Magnum                                                                    19,087,765            19,087,765
      UIF Mid Cap Growth                                                                           6,544,012             6,544,012
      UIF Mid Cap Value                                                                           75,421,246            75,421,246
      UIF U.S. Real Estate                                                                        44,037,989            44,037,989
      Van Kampen UIF High Yield                          111,342                                                           111,342

Van Kampen Life Investment Trust
      LIT Comstock                                     3,456,420                                  19,704,044            23,160,464
      LIT Emerging Growth                              3,060,577                                  82,915,649            85,976,226
      LIT Government                                   1,295,686                                                         1,295,686
      LIT Money Market                                 4,198,773                                                         4,198,773

Van Kampen Life Investment Trust (Class II)
      LIT Comstock (Class II)                                                                     38,761,904            38,761,904
      LIT Emerging Growth (Class II)                                                              24,441,575            24,441,575
      LIT Growth and Income (Class II)                     4,554                                                             4,554
                                            --------------------  --------------------  --------------------  --------------------

         TOTAL NET ASSETS                   $        106,523,777  $         88,184,194  $      4,769,899,415  $      4,964,607,386
                                            ====================  ====================  ====================  ====================

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

     On March 12, 2004, the Board of Directors of Allstate approved the merger of the Allstate Life Insurance Company Separate Account A ("Separate Account A") into the Account (the "Prospective Merger"). Allstate will consummate the Propsective Merger on May 1, 2004. Collectively, the Account, and the Separate Account A are referred to as the "Separate Accounts".

     At December 31, 2003, the Separate Account A and the Account offered 51 and 149 variable sub-accounts, respectively. Thirty-eight of the sub-accounts offered by the Separate Account A were invested in the same underlying funds as 38 of the sub-accounts offered by the Account. Upon completion of the Prospective Merger on May 1, 2004, the Account will offer 162 sub-accounts giving effect to the combination of consistent underlying Funds investments.

     The Prospective Merger of the Separate Accounts, including the combination of overlapping sub-accounts, will require no adjustments and will not change the number of units and accumulation unit fair values of the policyholders' interests in the sub-accounts. Additionally, the policies and related fee structures offered through the Account will not change as a result of the Merger. The following table presents a listing of the net assets applicable to the sub-accounts giving effect to the Prospective Merger as of December 31, 2003.

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

      PRO FORMA SCHEDULE OF THE PROSPECTIVE MERGER OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                                  Pre-Merger                       Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                                        Allstate           Allstate Life            Allstate
                                                                   Financial Advisors    Insurance Company     Financial Advisors
Sub-Account                                                        Separate Account I    Separate Account A    Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds
      AIM V. I. Capital Appreciation                              $         33,541,482  $                  -  $         33,541,482
      AIM V. I. Core Equity                                                  2,904,307                     -             2,904,307
      AIM V. I. Dent Demographics                                               12,782                     -                12,782
      AIM V. I. Diversified Income                                           1,488,943                     -             1,488,943
      AIM V. I. Global Utilities                                            17,975,174                     -            17,975,174
      AIM V. I. International Growth                                         1,312,582                     -             1,312,582
      AIM V. I. Premier Equity                                              51,384,168                     -            51,384,168

AIM Variable Insurance Funds Series II
      AIM V. I. Basic Value II                                               7,386,036                     -             7,386,036
      AIM V. I. Capital Appreciation II                                      4,592,142                     -             4,592,142
      AIM V. I. Premier Equity II                                            2,358,115                     -             2,358,115

AllianceBernstein Variable Product Series Fund
      AllianceBernstein Growth                                              31,863,113                     -            31,863,113
      AllianceBernstein Growth & Income                                    207,152,036                     -           207,152,036
      AllianceBernstein Premier Growth                                      42,433,191                     -            42,433,191
      AllianceBernstein Small Cap Value                                     13,600,943                     -            13,600,943

Fidelity Variable Insurance Products Fund
      VIP Contrafund                                                         6,105,592                     -             6,105,592
      VIP Growth                                                             5,050,877                     -             5,050,877
      VIP High Income                                                        1,461,039                     -             1,461,039
      VIP Index 500                                                          6,981,285                     -             6,981,285
      VIP Investment Grade Bond                                              5,069,868                     -             5,069,868
      VIP Overseas                                                           1,784,135                     -             1,784,135

Fidelity Variable Insurance Products Fund (Service Class 2)
      VIP Equity-Income (Service Class 2)                                        2,169                     -                 2,169
      VIP Investment Grade Bond (Service Class 2)                               24,991                     -                24,991
      VIP Overseas (Service Class 2)                                             6,888                     -                 6,888

Franklin Templeton Variable Insurance Products Trust
      Franklin Growth and Income Securities                                    759,402            37,132,163            37,891,565
      Franklin Small Cap                                                             -             3,451,732             3,451,732
      Franklin Small Cap Value Securities                                      338,737            20,237,104            20,575,841
      Mutual Shares Securities                                                 856,680            31,176,488            32,033,168
      Templeton Developing Markets Securities                                   74,489             6,824,462             6,898,951
      Templeton Foreign Securities                                             357,041            11,704,410            12,061,451
      Templeton Global Income Securities                                             -             2,737,267             2,737,267

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

      PRO FORMA SCHEDULE OF THE PROSPECTIVE MERGER OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                                  Pre-Merger                       Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                                        Allstate           Allstate Life            Allstate
                                                                   Financial Advisors    Insurance Company     Financial Advisors
Sub-Account                                                        Separate Account I    Separate Account A    Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series (Service Shares)
      International Value (Service Shares)                        $             32,989  $                  -  $             32,989

Lazard Retirement Series, Inc.
      Emerging Markets                                                           7,323                     -                 7,323

LSA Variable Series Trust
      LSA Aggressive Growth                                                  7,698,207             5,817,848            13,516,055
      LSA Balanced                                                           6,084,961                     -             6,084,961
      LSA Basic Value                                                        2,523,457                     -             2,523,457
      LSA Blue Chip                                                          2,239,215                     -             2,239,215
      LSA Capital Appreciation                                               2,761,516                     -             2,761,516
      LSA Capital Growth                                                     4,431,834                     -             4,431,834
      LSA Diversified Mid Cap                                                3,242,984                     -             3,242,984
      LSA Emerging Growth Equity                                             4,294,714                     -             4,294,714
      LSA Equity Growth                                                      3,908,673             3,545,799             7,454,472
      LSA Mid Cap Value                                                      3,463,611            11,269,986            14,733,597
      LSA Value Equity                                                       5,998,238                     -             5,998,238

MFS Variable Insurance Trust
      MFS Bond                                                               2,793,304                     -             2,793,304
      MFS High Income                                                          782,803                     -               782,803
      MFS Investors Trust                                                    2,398,288                     -             2,398,288
      MFS New Discovery                                                      3,315,071                     -             3,315,071

MFS Variable Insurance Trust (Service Class)
      MFS New Discovery (Service Class)                                          5,079                     -                 5,079
      MFS Utilities (Service Class)                                                115                     -                   115

Morgan Stanley Variable Investment Series
      Aggressive Equity                                                     40,215,397                     -            40,215,397
      Dividend Growth                                                      820,639,080                     -           820,639,080
      Equity                                                               588,664,393                     -           588,664,393
      European Growth                                                      187,302,093                     -           187,302,093
      Global Advantage                                                      24,223,535                     -            24,223,535
      Global Dividend Growth                                               209,033,340                     -           209,033,340
      High Yield                                                            54,253,596                     -            54,253,596
      Income Builder                                                        49,256,169                     -            49,256,169
      Information                                                            4,836,908                     -             4,836,908
      Limited Duration                                                      61,419,633                     -            61,419,633
      Money Market                                                         237,222,386                     -           237,222,386
      Pacific Growth                                                        22,979,375                     -            22,979,375

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

      PRO FORMA SCHEDULE OF THE PROSPECTIVE MERGER OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                                  Pre-Merger                       Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                                        Allstate           Allstate Life            Allstate
                                                                   Financial Advisors    Insurance Company     Financial Advisors
Sub-Account                                                        Separate Account I    Separate Account A    Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Variable Investment Series (continued)
      Quality Income Plus                                         $        340,872,162  $                  -  $        340,872,162
      S&P 500 Index                                                        127,914,358                     -           127,914,358
      Strategist                                                           366,548,791                     -           366,548,791
      Utilities                                                            165,008,970                     -           165,008,970

Morgan Stanley Variable Investment Series (Class Y Shares)
      Aggressive Equity (Class Y Shares)                                    25,091,166                     -            25,091,166
      Dividend Growth (Class Y Shares)                                     114,227,344                     -           114,227,344
      Equity (Class Y Shares)                                               98,664,916                     -            98,664,916
      European Growth (Class Y Shares)                                      35,784,953                     -            35,784,953
      Global Advantage (Class Y Shares)                                      9,194,190                     -             9,194,190
      Global Dividend Growth (Class Y Shares)                               46,679,829                     -            46,679,829
      High Yield (Class Y Shares)                                           33,806,498                     -            33,806,498
      Income Builder (Class Y Shares)                                       40,657,582                     -            40,657,582
      Information (Class Y Shares)                                          13,028,213                     -            13,028,213
      Limited Duration (Class Y Shares)                                    120,622,818                     -           120,622,818
      Money Market (Class Y Shares)                                         90,996,494                     -            90,996,494
      Pacific Growth (Class Y Shares)                                        7,364,292                     -             7,364,292
      Quality Income Plus (Class Y Shares)                                 136,406,124                     -           136,406,124
      S&P 500 Index (Class Y Shares)                                       127,060,639                     -           127,060,639
      Strategist (Class Y Shares)                                           87,272,377                     -            87,272,377
      Utilities (Class Y Shares)                                            25,294,915                     -            25,294,915

Oppenheimer Variable Account Funds
      Oppenheimer Bond                                                       4,894,145                     -             4,894,145
      Oppenheimer Capital Appreciation                                       6,527,395                     -             6,527,395
      Oppenheimer Global Securities                                          5,790,956                     -             5,790,956
      Oppenheimer High Income                                                1,547,704                     -             1,547,704
      Oppenheimer Main Street Small Cap Growth                               3,423,442                     -             3,423,442

Oppenheimer Variable Account Funds (Service Class ("SC"))
      Oppenheimer Aggressive Growth (SC)                                        70,489             7,124,927             7,195,416
      Oppenheimer Capital Appreciation (SC)                                    332,965            14,863,083            15,196,048
      Oppenheimer Global Securities (SC)                                       101,582            13,382,794            13,484,376
      Oppenheimer High Income (SC)                                             198,261            13,816,732            14,014,993
      Oppenheimer Main Street (SC)                                             345,452            35,963,363            36,308,815
      Oppenheimer Main Street Small Cap Growth (SC)                            280,132            14,999,373            15,279,505
      Oppenheimer Multiple Strategies (SC)                                     244,536            17,413,379            17,657,915
      Oppenheimer Strategic Bond (SC)                                          349,475            32,018,300            32,367,775

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

      PRO FORMA SCHEDULE OF THE PROSPECTIVE MERGER OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                                  Pre-Merger                       Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                                        Allstate           Allstate Life            Allstate
                                                                   Financial Advisors    Insurance Company     Financial Advisors
Sub-Account                                                        Separate Account I    Separate Account A    Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
PIMCO Advisors Variable Insurance Trust
      OpCap Small Cap                                             $              1,425  $                  -  $              1,425
      PEA Science and Technology                                                   549                     -                   549

PIMCO Variable Insurance Trust
      Foreign Bond                                                               1,696                     -                 1,696
      Money Market                                                              13,921                     -                13,921
      PIMCO Total Return                                                         1,220                     -                 1,220

Putnam Variable Trust
      VT American Government Income                                                  -            83,024,615            83,024,615
      VT Capital Appreciation                                                        -            15,652,558            15,652,558
      VT Capital Opportunities                                                       -             1,360,644             1,360,644
      VT Discovery Growth                                                            -            19,925,067            19,925,067
      VT Diversified Income                                                          -            91,661,844            91,661,844
      VT Equity Income                                                               -             9,460,206             9,460,206
      VT The George Putnam Fund of Boston                                    4,859,799           201,856,112           206,715,911
      VT Global Asset Allocation                                                61,584            23,833,989            23,895,573
      VT Global Equity                                                               -            57,064,982            57,064,982
      VT Growth and Income                                                  48,212,408           573,008,661           621,221,069
      VT Growth Opportunities                                                        -            28,238,487            28,238,487
      VT Health Sciences                                                       105,398            81,050,078            81,155,476
      VT High Yield                                                            431,437            99,939,891           100,371,328
      VT Income                                                                200,978           198,373,066           198,574,044
      VT International Equity                                               70,507,555           149,694,802           220,202,357
      VT International Growth and Income                                         4,259            38,735,134            38,739,393
      VT International New Opportunities                                             -            27,875,145            27,875,145
      VT Investors                                                             853,069           175,307,083           176,160,152
      VT Mid Cap Value                                                               -             2,665,658             2,665,658
      VT Money Market                                                           53,938            84,878,424            84,932,362
      VT New Opportunities                                                     122,170           132,007,405           132,129,575
      VT New Value                                                               8,145           115,014,269           115,022,414
      VT OTC & Emerging Growth                                                       -            34,595,330            34,595,330
      VT Research                                                                6,829           108,184,220           108,191,049
      VT Small Cap Value                                                    39,107,614           113,163,350           152,270,964
      VT Utilities Growth and Income                                            33,264            40,076,228            40,109,492
      VT Vista                                                                  84,523            85,633,372            85,717,895
      VT Voyager                                                            48,115,607           344,692,792           392,808,399

Rydex Variable Trust
      Rydex OTC                                                                     51                     -                    51

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

      PRO FORMA SCHEDULE OF THE PROSPECTIVE MERGER OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                                  Pre-Merger                       Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                                        Allstate           Allstate Life            Allstate
                                                                   Financial Advisors    Insurance Company     Financial Advisors
Sub-Account                                                        Separate Account I    Separate Account A    Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Variable Series Funds, Inc.
      Variable All Cap                                            $              5,799  $                  -  $              5,799

STI Classic Varible Trust
      STI Capital Appreciation                                                 253,766                     -               253,766
      STI Growth & Income                                                      116,659                     -               116,659
      STI International Equity                                                     991                     -                   991
      STI Investment Grade Bond                                                116,442                     -               116,442
      STI Mid-Cap Equity                                                       131,347                     -               131,347
      STI Small Cap Value Equity                                                84,840                     -                84,840
      STI Value Income Stock                                                    38,544                     -                38,544

The Universal Institutional Funds, Inc.
      UIF Emerging Markets Equity                                           33,517,013                     -            33,517,013
      UIF Equity Growth                                                     56,334,263                     -            56,334,263
      UIF High Yield                                                           326,201                     -               326,201
      UIF International Magnum                                              28,528,771                     -            28,528,771
      UIF Mid Cap Growth                                                    26,112,011                     -            26,112,011
      UIF Mid Cap Value                                                    113,886,269                     -           113,886,269
      UIF U. S. Real Estate                                                 61,625,979                     -            61,625,979

The Universal Institutional Funds, Inc. (Class II)
      UIF Emerging Markets Debts (Class II)                                  2,333,019             1,963,110             4,296,129
      UIF Emerging Markets Equity (Class II)                                 4,042,710                     -             4,042,710
      UIF Equity and Income (Class II)                                       6,494,199                     -             6,494,199
      UIF Equity Growth (Class II)                                           7,030,189                     -             7,030,189
      UIF Global Franchise (Class II)                                        9,257,072                     -             9,257,072
      UIF Mid Cap Growth (Class II)                                         10,261,922                     -            10,261,922
      UIF Small Company Growth (Class II)                                   11,025,848             3,036,254            14,062,102
      UIF U.S. Mid Cap Value (Class II)                                     18,124,207                     -            18,124,207
      UIF U.S. Real Estate (Class II)                                        9,333,893             9,232,681            18,566,574

Van Kampen Life Investment Trust
      LIT Comstock                                                          62,969,023                     -            62,969,023
      LIT Emerging Growth                                                   95,881,127                     -            95,881,127
      LIT Government                                                         1,491,153                     -             1,491,153
      LIT Money Market                                                       2,988,509                     -             2,988,509

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

      PRO FORMA SCHEDULE OF THE PROSPECTIVE MERGER OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                                  Pre-Merger                       Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                                        Allstate           Allstate Life            Allstate
                                                                   Financial Advisors    Insurance Company     Financial Advisors
Sub-Account                                                        Separate Account I    Separate Account A    Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
Van Kampen Life investment Trust (Class II)
      LIT Aggressive Growth (Class II)                            $          3,686,760  $                  -  $          3,686,760
      LIT Comstock (Class II)                                              137,393,163                     -           137,393,163
      LIT Emerging Growth (Class II)                                        45,747,914             8,658,238            54,406,152
      LIT Growth and Income (Class II)                                      28,597,862            27,799,801            56,397,663
                                                                  --------------------  --------------------  --------------------

        TOTAL NET ASSETS                                          $      5,830,034,563  $      3,271,142,706  $      9,101,177,269
                                                                  ====================  ====================  ====================

--------------------------------------------------------------------------------

4.   EXPENSES

     MORTALITY AND EXPENSE RISK CHARGE - Allstate assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate ranging from 0.60% to 2.50% per annum of the daily net assets of the Account, based on the Contract and rider options selected. The mortality and expense risk charge is recognized as a reduction in accumulation unit values. The mortality and expense risk charge covers insurance benefits available with the Contracts and certain expenses of the Contracts. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the Contracts. Allstate guarantees that the amount of this charge will not increase over the life of the Contracts. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge.

     ADMINISTRATIVE EXPENSE CHARGE - Allstate deducts administrative expense charges daily at a rate ranging from 0% to 0.19% per annum of the average daily net assets of the Account. The contract will specify which rate applies. The administrative expense charge is recognized as a reduction in accumulation unit values.

     CONTRACT MAINTENANCE CHARGE - Allstate deducts an annual maintenance charge of $30 or $35, depending upon the contract, on each contract anniversary and guarantees that this charge will not increase over the life of the contract. This charge will be waived if certain conditions are met. The contract maintenance charge is recognized as redemption of units.

     WITHDRAWAL CHARGE - In the event of withdrawal of the account value during a specified period, a withdrawal charge may be imposed. The withdrawal charge varies by contract and ranges from 1%-7% in the first year of the contract and declines to 0% in various years as defined in the contract. The Preferred Client Variable Annuity does not charge a withdrawal charge. These amounts are included in payments on terminations but are remitted to Allstate.

--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS

     The cost of purchases of investments for the year ended December 31, 2003 were as follows:

                                                                                     Purchases
                                                                                  ---------------
Investments in the AIM Variable Insurance Funds Sub-Accounts:
      AIM V. I. Capital Appreciation                                              $    30,336,839
      AIM V. I. Core Equity                                                               348,641
      AIM V. I. Dent Demographics                                                           2,484
      AIM V. I. Diversified Income                                                        691,100
      AIM V. I. Growth                                                                 18,455,479
      AIM V. I. International Growth                                                      104,493
      AIM V. I. Premier Equity                                                          7,528,471

Investments in the AIM Variable Insurance Funds Series II Sub-Accounts:
      AIM V.I. Basic Value II (a)                                                       6,923,800
      AIM V.I. Capital Appreciation II (a)                                              4,709,354
      AIM V.I. Premier Equity II (a)                                                    2,589,492

Investments in the AllianceBernstein Variable Product Series Sub-Accounts:
      AllianceBernstein Growth (b)                                                     32,307,445
      AllianceBernstein Growth & Income (c)                                           116,617,700
      AllianceBernstein Premier Growth (d)                                             20,199,415
      AllianceBernstein Small Cap Value (a)                                            12,243,873

Investments in the Fidelity Variable Insurance Products Fund Sub-Accounts:
      VIP Contrafund                                                                    1,666,000
      VIP Growth                                                                        1,040,477
      VIP High Income                                                                     668,881
      VIP Index 500                                                                     2,383,378
      VIP Investment Grade Bond                                                         1,642,205
      VIP Overseas                                                                        291,300

Investments in the Fidelity Variable Insurance Products Fund (Service
  Class 2) Sub-Accounts:
      VIP Equity-Income (Service Class 2)                                                     236
      VIP Investment Grade Bond (Service Class 2)                                          28,351
      VIP Overseas (Service Class 2)                                                        2,296

Investments in the Franklin Templeton Variable Insurance Products Trust
  Sub-Accounts:
      Franklin Growth and Income Securities (e)                                           708,237
      Franklin Small Cap Value Securities (e)                                             320,041
      Mutual Shares Securities (e)                                                        822,454
      Templeton Developing Markets Securities (e)                                          66,037
      Templeton Foreign Securities (e)                                                    343,021

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(b) Previously known as Alliance Growth
(c) Previously known as Alliance Growth & Income
(d) Previously known as Alliance Premier Growth
(e) For the period beginning July 15, 2003 and ended December 31, 2003

--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                     Purchases
                                                                                  ---------------
Investments in the Janus Aspen Series (Service Shares) Sub-Accounts:
      International Value (Service Shares) (f)                                    $        21,182
      Worldwide Growth (Service Shares)                                                        48

Investments in the Lazard Retirement Series, Inc. Sub-Account:
      Emerging Markets                                                                         32

Investments in the LSA Variable Series Trust Sub-Accounts:
      LSA Aggressive Growth                                                             3,175,124
      LSA Balanced                                                                         68,236
      LSA Basic Value                                                                       2,149
      LSA Blue Chip                                                                         3,389
      LSA Capital Appreciation                                                                961
      LSA Capital Growth (g)                                                                8,562
      LSA Disciplined Equity (h)                                                               26
      LSA Diversified Mid Cap                                                               3,568
      LSA Emerging Growth Equity                                                            2,280
      LSA Equity Growth (i)                                                                 6,601
      LSA Mid Cap Value                                                                   132,643
      LSA Value Equity                                                                     78,651

Investments in the MFS Variable Insurance Trust Sub-Accounts:
      MFS Bond                                                                          1,148,925
      MFS High Income                                                                     336,828
      MFS Investors Trust                                                                 383,905
      MFS New Discovery                                                                   573,789

Investments in the MFS Variable Insurance Trust (Service Class)
  Sub-Account:
      MFS Utilities (Service Class)                                                             2

Investments in the Morgan Stanley Variable Investment Series
  Sub-Accounts:
      Aggressive Equity                                                                 9,448,585
      Dividend Growth                                                                  69,501,559
      Equity                                                                           32,067,561
      European Growth                                                                  39,909,688
      Global Advantage                                                                 20,005,935
      Global Dividend Growth                                                          121,050,654
      High Yield                                                                       72,946,729
      Income Builder                                                                   12,167,293
      Information                                                                      11,213,784

(f) Previously known as Global Value (Service Shares)
(g) Previously known as LSA Growth Equity
(h) On April 30, 2003, LSA Disciplined Equity merged into LSA Equity Growth
(i) Previously known as LSA Focused Equity

--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                     Purchases
                                                                                  ---------------
Investments in the Morgan Stanley Variable Investment Series
  Sub-Accounts (continued):
      Limited Duration                                                            $    52,172,049
      Money Market                                                                    728,059,974
      Pacific Growth                                                                   44,166,552
      Quality Income Plus                                                             146,818,954
      S&P 500 Index                                                                    86,965,905
      Strategist                                                                       20,613,337
      Utilities                                                                        35,730,631

Investments in the Morgan Stanley Variable Investment Series (Class Y
  Shares) Sub-Accounts:
      Aggressive Equity (Class Y Shares)                                               21,165,413
      Dividend Growth (Class Y Shares)                                                 34,849,235
      Equity (Class Y Shares)                                                          27,117,255
      European Growth (Class Y Shares)                                                 93,772,270
      Global Advantage (Class Y Shares)                                                 3,081,458
      Global Dividend Growth (Class Y Shares)                                          20,467,908
      High Yield (Class Y Shares)                                                      26,430,235
      Income Builder (Class Y Shares)                                                  26,116,571
      Information (Class Y Shares)                                                      5,831,212
      Limited Duration (Class Y Shares)                                                78,110,278
      Money Market (Class Y Shares)                                                   362,853,773
      Pacific Growth (Class Y Shares)                                                 145,305,303
      Quality Income Plus (Class Y Shares)                                             72,561,729
      S&P 500 Index (Class Y Shares)                                                   54,456,726
      Strategist (Class Y Shares)                                                      23,403,230
      Utilities (Class Y Shares)                                                        5,838,557

Investments in the Oppenheimer Variable Account Funds Sub-Accounts:
      Oppenheimer Bond                                                                  1,563,014
      Oppenheimer Capital Appreciation                                                    805,479
      Oppenheimer Global Securities                                                       484,349
      Oppenheimer High Income                                                             523,038
      Oppenheimer Main Street Small Cap Growth                                            757,917

Investments in the Oppenheimer Variable Account Funds (Service
  Class ("SC")) Sub-Accounts:
      Oppenheimer Aggressive Growth (SC) (e)                                               86,788
      Oppenheimer Capital Appreciation (SC) (e)                                           317,846
      Oppenheimer Global Securities (SC) (e)                                               94,384
      Oppenheimer High Income (SC) (e)                                                    193,647
      Oppenheimer Main Street (SC) (e)                                                    330,967
      Oppenheimer Main Street Small Cap Growth (SC)                                       255,401
      Oppenheimer Multiple Strategies (SC) (e)                                            237,530
      Oppenheimer Strategic Bond (SC) (e)                                                 342,757

(e) For the period beginning July 15, 2003 and ended December 31, 2003

--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                     Purchases
                                                                                  ---------------
Investments in the PIMCO Advisors Variable Insurance Trust Sub-Account (j):
      OpCap Small Cap (k)                                                         $           249

Investments in the PIMCO Variable Insurance Trust Sub-Accounts:
      Foreign Bond                                                                            980
      Money Market                                                                         10,938
      PIMCO Total Return                                                                    1,080

Investments in the Putnam Variable Trust Sub-Accounts:
      VT The George Putnam Fund of Boston (a)                                           5,064,427
      VT Global Asset Allocation (e)                                                       57,670
      VT Growth and Income                                                             49,018,634
      VT Health and Sciences (e)                                                           99,398
      VT High Yield                                                                       268,121
      VT Income (e)                                                                       198,350
      VT International Equity (m)                                                      84,860,100
      VT International Growth and Income                                                       61
      VT Investors (a)                                                                    835,797
      VT Money Market                                                                      68,828
      VT New Opportunities (e)                                                            119,795
      VT New Value                                                                          7,583
      VT Research                                                                          11,030
      VT Small Cap Value                                                               67,625,294
      VT Utilities Growth and Income (e)                                                   30,339
      VT Vista (e)                                                                        106,726
      VT Voyager                                                                       35,173,332

Investments in the Salomon Brothers Variable Series Funds Sub-Account:
      Variable All Cap (n)                                                                     78

Investment in the STI Classic Variable Trust Sub-Accounts:
      STI Capital Appreciation (e)                                                        241,026
      STI Growth & Income (e)                                                             109,834
      STI International Equity (e)                                                            962
      STI Investment Grade Bond (e)                                                       117,008
      STI Mid-Cap Equity (e)                                                              126,459
      STI Small Cap Value Equity (e)                                                       78,066
      STI Value Income Stock (e)                                                           46,094

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(e) For the period beginning July 15, 2003 and ended December 31, 2003
(j) Previously known as OCC Accumulation Trust
(k) Previously known as OCC Small Cap
(m) Previously known as VT International Growth
(n) Previously known as Capital

--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                     Purchases
                                                                                  ---------------
Investments in The Universal Institutional Funds, Inc. Sub-Accounts:
      UIF Emerging Markets Equity                                                 $   243,855,189
      UIF Equity Growth                                                                16,743,293
      UIF High Yield                                                                      166,149
      UIF International Magnum                                                        207,452,064
      UIF Mid Cap Growth                                                               54,903,695
      UIF Mid Cap Value                                                                91,812,906
      UIF U.S. Real Estate                                                             92,774,926

Investments in The Universal Institutional Funds, Inc. (Class II) Sub-Accounts:
      UIF Active International Allocation (Class II) (o)                                1,797,743
      UIF Emerging Markets Debt (Class II) (a)                                          2,331,929
      UIF Emerging Markets Equity (Class II) (a)                                        3,733,880
      UIF Equity and Income (Class II) (a)                                              6,599,288
      UIF Equity Growth (Class II) (a)                                                  7,048,261
      UIF Global Franchise (Class II) (a)                                               8,921,612
      UIF Mid Cap Growth (Class II) (a)                                                 9,908,347
      UIF Small Company Growth (Class II) (a)                                          10,477,398
      UIF U.S. Mid Cap Value (Class II) (a)                                            16,691,201
      UIF U.S. Real Estate (Class II) (a)                                               8,799,748

Investments in the Van Kampen Life Investment Trust Sub-Accounts:
      LIT Comstock                                                                     65,825,030
      LIT Emerging Growth                                                              66,423,594
      LIT Government                                                                      808,553
      LIT Money Market                                                                  2,403,408

Investments in the Van Kampen Life Investment Trust (Class II) Sub-Accounts:
      LIT Aggressive Growth (Class II) (a)                                              3,513,705
      LIT Comstock (Class II)                                                          85,340,237
      LIT Emerging Growth (Class II)                                                   17,592,603
      LIT Growth and Income (Class II)                                                 26,440,998
                                                                                  ---------------

                                                                                  $ 4,075,825,877
                                                                                  ===============

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(o) For the period beginning May 1, 2003 and ended October 31, 2003

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS

     Allstate offers multiple variable annuity contracts through this Account that have unique combinations of features and fees that are assessed to the contractholders. Differences in these fee structures result in various contract expense rates and accumulation unit fair values which in turn result in various expense and total return ratios.

     In the table below, the units, the range of lowest to highest accumulation unit fair values, the net assets, the investment income ratio, the range of lowest to highest expense ratios assessed by Allstate and the corresponding range of total return is presented for each rider option of the sub-accounts that had outstanding units during the period. These ranges of lowest to highest accumulation unit fair values and total return are based on the product groupings that represent lowest and highest expense ratio amounts. Therefore, some individual contract ratios are not within the ranges presented. The range of the lowest and highest unit fair values disclosed in the Statement of Net Assets may differ from the values disclosed herein because the values in the Statement of Net Assets represent the absolute lowest and highest values without consideration of the corresponding expense ratios.

     As discussed in Note 4, the expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of daily net assets. The amount deducted is based upon the product and the number and magnitude of rider options selected by each contractholder. This results in several accumulation unit fair values for each sub-account based upon those choices.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

          * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests.

          ** EXPENSE RATIO - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and administration expense charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying fund have been excluded.

          *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units.

               Since the total return for periods less than one year has not been annualized, the difference between the lowest and the highest total return in the range may be broader if one or both of the total returns relate to a product which was introduced during the reporting year.

               The 2002 and 2001 financial highlights have been restated to reflect the combination of Allstate Financial Advisors Separate Account I, Northbrook Variable Annuity Account, and Northbrook Variable Annuity Account II.

               Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment     Expense Ratio**     Total Return***
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*  Lowest to Highest   Lowest to Highest
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the AIM Variable
  Insurance Funds Sub-Accounts:
    AIM V. I. Capital Appreciation
       2003                           5,309  $   6.63 - $  10.23   $   33,541            0.00%   0.70% -    2.30%   26.54% -  28.62%
       2002                           4,795      5.15 -     8.09       23,804            0.00    0.70  -    2.30   -24.88  - -19.13
       2001                           3,787      6.86 -     9.21       25,393            0.00    0.70  -    2.20   -23.82  -  -7.94
    AIM V. I. Core Equity
       2003                             357      8.01 -     8.15        2,904            0.99    1.25  -    1.65    22.39  -  22.88
       2002                             364      6.54 -     6.63        2,412            0.35    1.25  -    1.65   -16.97  - -16.63
       2001                             323      7.88 -     7.96        2,572            0.07    1.25  -    1.65   -24.11  - -23.80

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the AIM
  Variable Insurance Funds
  Sub-Accounts (continued):
    AIM V. I. Dent
      Demographics
       2003                               1  $  11.27 - $  11.27   $       13            0.00% 1.50%   -    1.50%   35.41% -  35.41%
       2002                               1      8.32 -     8.32            8            0.00  1.50    -    1.50   -33.22  - -33.22
       2001 (u)                           1     12.46 -    12.46            6            0.00  1.50    -    1.50    24.59  -  24.59
    AIM V. I. Diversified
      Income
       2003                             135     11.00 -    11.09        1,489            7.09  1.25    -    1.45     7.67  -   7.88
       2002                             101     10.21 -    10.28        1,037            9.05  1.25    -    1.45     0.83  -   1.03
       2001                              68     10.13 -    10.18          693            9.05  1.25    -    1.45     2.09  -   2.30
    AIM V. I. Growth
       2003                           4,109      4.83 -     7.63       17,975            0.00  0.70    -    2.20    28.39  -  30.32
       2002                           3,081      3.70 -     5.94       10,486            0.00  0.70    -    2.20   -32.48  - -31.45
       2001                           2,275      5.40 -     8.80       11,267            0.26  0.70    -    2.20   -34.35  - -11.96
    AIM V. I. International
      Growth
       2003                             152      8.50 -     8.65        1,313            0.52  1.25    -    1.65    26.95  -  27.46
       2002                             163      6.70 -     6.79        1,105            0.64  1.25    -    1.65   -17.06  - -16.72
       2001                             141      8.07 -     8.15        1,147            0.42  1.25    -    1.65   -24.79  - -24.49
    AIM V. I. Premier
      Equity
       2003                           8,327      6.49 -     7.80       51,384            0.29  0.70    -    2.20    22.36  -  24.21
       2002                           9,117      5.23 -     6.37       45,502            0.39  0.70    -    2.20   -31.78  - -30.75
       2001                           8,445      7.55 -     9.34       60,754            0.17  0.70    -    2.20   -13.18  -  -6.61

Investments in the AIM Variable
  Insurance Funds Series II
  Sub-Accounts:
    AIM V. I. Basic
      Value II
       2003 (a)                         573     12.81 -    12.92        7,386            0.00  1.29    -    2.59    28.08  -  29.22
    AIM V. I. Capital
      Appreciation II
       2003 (a)                         375     12.16 -    12.27        4,592            0.00  1.29    -    2.59    21.60  -  22.68
    AIM V. I. Premier
      Equity II
       2003 (a)                         201     11.68 -    11.78        2,358            0.39  1.29    -    2.59    16.81  -  17.85

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(u) For the period beginning October 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the
  AllianceBernstein Variable
  Product Series Fund
  Sub-Accounts:
    AllianceBernstein
      Growth (b)
       2003                           4,787  $   6.18 - $  12.37   $   31,863            0.00% 0.70%   -    2.59%   23.69% -  33.76%
       2002                           2,805      4.62 -     6.39       12,173            0.00  0.70    -    2.20   -29.83  - -28.77
       2001                           2,582      6.49 -     9.10       15,817            0.22  0.70    -    2.20   -35.14  -  -8.99
    AllianceBernstein
      Growth & Income (c)
       2003                          20,088     11.83 -    12.20      207,152            0.79  0.70    -    2.59    22.04  -  31.26
       2002                          17,354      8.05 -     9.01      135,646            0.58  0.70    -    2.30   -22.81  - -19.52
       2001                          14,042      9.49 -    11.68      145,030            0.47  0.70    -    2.20    -5.10  -  -0.55
    AllianceBernstein
      Premier Growth (d)
       2003                           7,152      6.01 -    11.41       42,433            0.00  0.70    -    2.59    14.10  -  22.51
       2002                           6,459      4.91 -     6.28       29,035            0.00  0.70    -    2.20   -32.35  - -31.32
       2001                           5,850      7.14 -     9.29       38,131            0.00  0.70    -    2.20   -17.98  -  -7.12
    AllianceBernstein
      Small Cap Value
       2003 (a)                       1,000     13.52 -    13.64       13,601            0.10  1.29    -    2.59    35.21  -  36.42

Investments in the Fidelity
  Variable Insurance Products
  Fund Sub-Accounts:
    VIP Contrafund
       2003                             585     10.28 -    10.46        6,106            0.40  1.25    -    1.65    26.36  -  26.87
       2002                             478      8.14 -     8.25        3,931            0.80  1.25    -    1.65   -10.83  - -10.48
       2001                             374      9.12 -     9.21        3,435            0.42  1.25    -    1.65   -13.69  - -13.34
    VIP Growth
       2003                             630      7.90 -     8.04        5,051            0.24  1.25    -    1.65    30.68  -  31.20
       2002                             563      6.04 -     6.13        3,443            0.25  1.25    -    1.65   -31.25  - -30.98
       2001                             510      8.79 -     8.88        4,521            0.05  1.25    -    1.65   -19.01  - -18.68
    VIP High Income
       2003                             168      8.55 -     8.70        1,461            5.19  1.25    -    1.65   -14.50  -  25.69
       2002                             101      6.88 -     6.92          697            9.55  1.25    -    1.45     1.95  -   2.16
       2001                              81      6.71 -     6.78          549            8.48  1.25    -    1.65   -32.87  - -12.84

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(b) Previously known as Alliance Growth
(c) Previously known as Alliance Growth & Income
(d) Previously known as Alliance Premier Growth

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Fidelity
  Variable Insurance Products
  Fund Sub-Accounts
  (continued):
    VIP Index 500
      2003                              827  $   8.31 - $   8.46   $    6,981            1.26% 1.25%   -    1.65%   26.31% -  26.82%
      2002                              669      6.58 -     6.67        4,453            1.16  1.25    -    1.65   -23.52  - -23.22
      2001                              493      8.60 -     8.69        4,279            0.69  1.25    -    1.65   -13.55  - -13.20
    VIP Investment Grade
     Bond
      2003                              379     13.17 -    13.41        5,070            3.99  1.25    -    1.65     3.48  -   3.90
      2002                              394     12.73 -    12.90        5,077            3.02  1.25    -    1.65     8.54  -   8.97
      2001                              267     11.73 -    11.84        3,154            2.84  1.25    -    1.65     6.68  -   7.11
    VIP Overseas
      2003                              198      8.87 -     9.03        1,784            0.73  1.25    -    1.65   -11.32  -  41.59
      2002                              183      6.33 -     6.37        1,166            0.80  1.25    -    1.45   -21.43  - -21.27
      2001                              162      8.02 -     8.10        1,308            3.42  1.25    -    1.65   -22.47  - -22.15

Investments in the Fidelity
  Variable Insurance Products
  Fund (Service Class 2)
  Sub-Accounts:
    VIP Equity-Income
     (Service Class 2)
       2003                              <1     11.44 -    11.44            2            2.73  1.50    -    1.50    28.08  -  28.08
       2002                               1      8.93 -     8.93            7            0.53  1.50    -    1.50   -18.40  - -18.40
       2001 (u)                          <1     10.94 -    10.94            1            0.00  1.50    -    1.50     9.41  -   9.41
    VIP Investment Grade
     Bond (Service
     Class 2)
       2003                               2     11.15 -    11.15           25            6.41  1.50    -    1.50     3.37  -   3.37
       2002                              12     10.79 -    10.79          129            0.62  1.50    -    1.50     8.44  -   8.44
       2001 (u)                           1      9.95 -     9.95            9            0.00  1.50    -    1.50    -0.53  -  -0.53
    VIP Overseas
     (Service Class 2)
       2003                               1     12.14 -    12.14            7            0.34  1.50    -    1.50    40.89  -  40.89
       2002                              <1      8.62 -     8.62            3            0.85  1.50    -    1.50   -21.65  - -21.65
       2001 (u)                          <1     11.00 -    11.00            1            0.00  1.50    -    1.50     9.98  -   9.98

(u) For the period beginning October 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Franklin
  Templeton Variable
  Insurance Products Trust
  Sub-Accounts:
    Franklin Growth and
      Income Securities
       2003 (e)                          57  $  13.38 - $  13.48   $      759            0.00% 1.29%   -    1.89%   33.76% -  34.75%
    Franklin Small Cap
      Value Securities
       2003 (e)                          23     14.48 -    14.65          339            0.00  1.29    -    2.34    44.80  -  46.53
    Mutual Shares
      Securities
       2003 (e)                          67     12.61 -    12.77          857            0.00  1.29    -    2.34    26.15  -  27.65
    Templeton Developing
      Markets Securities
       2003 (e)                           4     16.80 -    16.98           74            0.00  1.29    -    2.14    68.02  -  69.79
    Templeton Foreign
      Securities
       2003 (e)                          26     13.52 -    13.68          357            0.00  1.29    -    2.34    35.22  -  36.83

Investments in the Janus
  Aspen Series (Service
  Shares) Sub-Accounts:
    International Value
      (Service Shares) (f)
       2003                               2     13.42 -    13.42           33            0.28  1.50    -    1.50    31.39  -  31.39
       2002                               1     10.21 -    10.21            8            0.93  1.50    -    1.50     2.10  -   2.10
       2001 (u) (v)                       -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00
    Worldwide Growth
      (Service Shares)
       2003                               -       N/A -      N/A            -            1.18  1.50    -    1.50      N/A  -    N/A
       2002                               1      8.27 -     8.27            9            1.27  1.50    -    1.50   -17.35  - -17.35
       2001 (u) (v)                       -       N/A -      N/A            -            0.00  1.50    -    1.50      N/A  -    N/A

(e) For the period beginning July 15, 2003 and ended December 31, 2003
(f) Previously known as Global Value (Service Shares)
(u) For the period beginning October 1, 2001 and ended December 31, 2001
(v) Although available in 2001, there was no activity until 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Lazard
  Retirement Series, Inc.
  Sub-Account:
    Emerging Markets
       2003                             < 1  $  17.68 - $  17.68   $        7            0.05% 1.50%   -    1.50%   50.65% -  50.65%
       2002                             < 1     11.73 -    11.73            5            0.61  1.50    -    1.50    -2.98  -  -2.98
       2001 (u)                         < 1     12.09 -    12.09            5            0.81  1.50    -    1.50    20.95  -  20.95

Investments in the LSA
  Variable Series Trust
  Sub-Accounts:
    LSA Aggressive
       Growth
       2003                             548      9.85 -    10.08        5,476            0.00  0.83    -    2.20    35.68  -  37.55
       2002                             260      7.26 -     7.33        1,909            0.00  0.83    -    2.20   -27.40  - -26.73
       2001 (u)                         < 1     11.48 -    11.48            4            0.00  1.50    -    1.50    14.82  -  14.82
    LSA Balanced
       2003                               1     10.43 -    10.43            9            1.23  1.50    -    1.50    27.29  -  27.29
       2002                               1      8.20 -     8.20            6            1.22  1.50    -    1.50   -19.53  - -19.53
       2001                             < 1     10.19 -    10.19            3            1.87  1.50    -    1.50     1.86  -   1.86
    LSA Basic Value
       2003                               1     11.62 -    11.62            8            0.00  1.50    -    1.50    31.42  -  31.42
       2002                             < 1      8.84 -     8.84            4            0.00  1.50    -    1.50   -22.88  - -22.88
       2001 (u)                         < 1     11.46 -    11.46            2            0.03  1.50    -    1.50    14.64  -  14.64
    LSA Blue Chip
       2003                               2     10.06 -    10.06           16            0.02  1.50    -    1.50    23.36  -  23.36
       2002                               2      8.16 -     8.16           12            0.00  1.50    -    1.50   -27.30  - -27.30
       2001 (u)                           1     11.22 -    11.22            6            0.00  1.50    -    1.50    12.22  -  12.22
    LSA Capital Appreciation
       2003                               1     11.44 -    11.44           17            0.00  1.50    -    1.50    28.39  -  28.39
       2002                               1      8.91 -     8.91           13            0.00  1.50    -    1.50   -29.73  - -29.73
       2001 (u)                         < 1     12.68 -    12.68            5            0.00  1.50    -    1.50    26.82  -  26.82
    LSA Capital Growth (g)
       2003                             < 1      9.99 -     9.99            1            0.21  1.50    -    1.50    21.69  -  21.69
       2002                             < 1      8.21 -     8.21            1            0.03  1.50    -    1.50   -25.51  - -25.51
       2001                             < 1     11.02 -    11.02          < 1            0.00  1.50    -    1.50    10.24  -  10.24
    LSA Disciplined Equity
       2003 (h)                           -      8.50 -     8.50            -            0.00  1.50    -    1.50     4.23  -   4.23
       2002                               1      8.16 -     8.16            6            0.41  1.50    -    1.50   -26.38  - -26.38
       2001                               1     11.08 -    11.08            6            0.22  1.50    -    1.50    10.83  -  10.83

(g) Previously known as LSA Growth Equity
(h) On April 30, 2003, LSA Disciplined Equity merged into LSA Equity Growth
(u) For the period beginning October 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the LSA
  Variable Series Trust
  Sub-Accounts (continued):
    LSA Diversified Mid Cap
       2003                               1  $  12.38 - $  12.38   $       11            0.07% 1.50%   -    1.50%   30.81% -  30.81%
       2002                               1      9.47 -     9.47            7            0.08  1.50    -    1.50   -20.46  - -20.46
       2001 (u)                         < 1     11.90 -    11.90            5            0.13  1.50    -    1.50    19.01  -  19.01
    LSA Emerging Growth
      Equity
       2003                               1     10.91 -    10.91            8            0.00  1.50    -    1.50    44.73  -  44.73
       2002                               1      7.54 -     7.54            5            0.00  1.50    -    1.50   -42.77  - -42.77
       2001                               1     13.17 -    13.17           10            0.03  1.50    -    1.50    31.69  -  31.69
    LSA Equity Growth (i)
       2003                               1      9.33 -     9.33            9            0.00  1.50    -    1.50    21.62  -  21.62
       2002                             < 1      7.67 -     7.67            1            0.00  1.50    -    1.50   -30.87  - -30.87
       2001                             < 1     11.10 -    11.10            1            0.06  1.50    -    1.50    11.02  -  11.02
    LSA Mid Cap Value
       2003                             < 1     15.04 -    15.04            2            0.09  1.50    -    1.50    37.68  -  37.68
       2002                             < 1     10.92 -    10.92            2            0.20  1.50    -    1.50     9.21  -   9.21
       2001 (u) (v)                       -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00
    LSA Value Equity
       2003                               1     10.90 -    10.90            7            1.48  1.50    -    1.50    28.49  -  28.49
       2002                               1      8.49 -     8.49            5            0.00  1.50    -    1.50   -23.34  - -23.34
       2001                               1     11.07 -    11.07            9            0.49  1.50    -    1.50    10.71  -  10.71

Investments in the MFS
  Variable Insurance Trust
  Sub-Accounts:
    MFS Bond
       2003                             209     13.15 -    13.38        2,793            5.69  1.25    -    1.65     7.55  -   7.98
       2002                             183     12.22 -    12.39        2,263            5.84  1.25    -    1.65     7.14  -   7.57
       2001                             121     11.41 -    11.52        1,394            4.58  1.25    -    1.65     6.92  -   7.35
    MFS High Income
       2003                              71     10.93 -    11.12          783            4.07  1.25    -    1.65    16.03  -  16.49
       2002                              47      9.42 -     9.55          447            7.56  1.25    -    1.65     0.89  -   1.29
       2001                              36      9.33 -     9.42          341            6.88  1.25    -    1.65     0.39  -   0.80
    MFS Investors Trust
       2003                             298      7.94 -     8.08        2,398            0.62  1.25    -    1.65    20.15  -  20.63
       2002                             270      6.60 -     6.70        1,806            0.60  1.25    -    1.65   -33.95  - -21.95
       2001                             215      8.54 -     8.58        1,844            0.43  1.25    -    1.45   -17.17  - -17.00

(i) Previously known as LSA Focused Equity
(u) For the period beginning October 1, 2001 and ended December 31, 2001
(v) Although available in 2001, there was no activity until 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the MFS
  Variable Insurance Trust
  Sub-Accounts (continued):
    MFS New Discovery
       2003                             265  $  12.35 - $  12.57   $    3,315            0.00% 1.25%   -    1.65%   31.53% -  32.06%
       2002                             251      9.39 -     9.52        2,380            0.00  1.25    -    1.65   -32.75  - -32.48
       2001                             201     13.96 -    14.09        2,830            0.00  1.25    -    1.65    -6.59  -  -6.22

Investments in the MFS
  Variable Insurance Trust
  (Service Class)
  Sub-Accounts:
    MFS New Discovery
      (Service Class)
       2003                             < 1     11.34 -    11.34            5            0.00  1.50    -    1.50    31.43  -  31.43
       2002                             < 1      8.63 -     8.63            4            0.00  1.50    -    1.50   -32.83  - -32.83
       2001 (u)                         < 1     12.85 -    12.85            1            0.00  1.50    -    1.50    28.50  -  28.50
    MFS Utilities (Service Class)
       2003                             < 1     10.21 -    10.21          < 1            1.99  1.50    -    1.50    33.54  -  33.54
       2002                             < 1      7.64 -     7.64          < 1            2.33  1.50    -    1.50   -23.57  - -23.57
       2001 (u) (v)                       -       N/A -      N/A            -            0.00  1.50    -    1.50      N/A  -    N/A

Investments in the Morgan
  Stanley Variable Investment
  Series Sub-Accounts:
    Aggressive Equity
       2003                           4,391      6.65 -     6.89       40,215            0.01  0.70    -    2.05    23.50  -  25.18
       2002                           5,099      5.38 -     5.50       37,744            0.31  0.70    -    2.05   -24.18  - -23.14
       2001                           6,802      7.10 -     7.16       66,416            0.32  0.70    -    2.05   -29.02  - -28.96
    Capital Growth
       2002 (q)                           -       N/A -      N/A            -            0.48  0.70    -    2.05      N/A  -    N/A
       2001                           4,701      7.45 -     7.78       96,677            0.54  0.70    -    2.05   -26.83  - -25.52
    Dividend Growth
       2003                          27,375      9.81 -    10.83      820,639            1.85  0.70    -    2.05    25.30  -  27.00
       2002                          31,946      7.83 -     8.53      779,026            2.00  0.70    -    2.05   -19.68  - -18.59
       2001                          38,547      9.75 -    10.48    1,198,348            1.85  0.70    -    2.05    -5.87  -  -2.55
    Equity
       2003                          17,326      6.30 -     6.74      588,664            0.37  0.70    -    2.05    20.31  -  21.95
       2002                          20,268      5.16 -     5.60      595,598            0.35  0.70    -    2.05   -22.82  - -21.76
       2001                          24,148      6.60 -     7.25      978,551            0.48  0.70    -    2.05   -27.45  - -27.38
    European Growth
       2003                           7,200      8.12 -     8.16      187,302            0.86  0.70    -    2.05    26.41  -  28.13
       2002                           8,623      6.34 -     6.45      182,586            1.46  0.70    -    2.05   -22.96  - -21.91
       2001                          10,422      8.11 -     8.38      298,772            1.11  0.70    -    2.05   -18.33  - -16.22

(q) On August 31, 2002, Capital Growth merged into Money Market
(u) For the period beginning October 1, 2001 and ended December 31, 2001
(v) Although available in 2001, there was no activity until 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Morgan
  Stanley Variable Investment
  Series Sub-Accounts
  (continued):
    Global Advantage
       2003                           3,230  $   6.72 - $   7.39   $   24,224            1.06% 0.70%   -    2.05%   28.46% -  30.20%
       2002                           3,702      5.16 -     5.75       21,521            0.83  0.70    -    2.05   -22.42  - -21.37
       2001                           5,073      6.56 -     7.41       37,827            0.63  0.70    -    2.05   -25.89  - -23.87
    Global Dividend Growth
       2003                          11,608     10.51 -    11.29      209,033            1.91  0.70    -    2.05    29.39  -  31.15
       2002                          13,562      8.12 -     8.61      190,169            1.80  0.70    -    2.05   -14.29  - -13.13
       2001                          16,305      9.48 -     9.91      269,474            2.70  0.70    -    2.05    -6.91  -  -5.24
    High Yield
       2003                           4,896      5.15 -     7.05       54,254           10.14  0.70    -    2.05    25.14  -  26.84
       2002                           4,838      4.06 -     5.63       43,505           18.30  0.70    -    2.05    -9.02  -  -7.78
       2001                           6,229      4.40 -     6.19       62,081           18.08  0.70    -    2.05   -38.08  - -34.21
    Income Builder
       2003                           3,590     11.03 -    11.67       49,256            3.09  0.70    -    2.05    18.39  -  20.00
       2002                           4,059      9.32 -     9.72       47,094            4.20  0.70    -    2.05    -8.29  -  -6.82
       2001                           4,728     10.06 -    10.60       60,291            4.71  0.70    -    1.85     0.63  -   6.02
    Information
       2003                           1,036      4.72 -    11.46        4,837            0.00  0.83    -    2.05    57.81  -  59.75
       2002                             664      2.99 -     7.17        1,961            0.94  0.83    -    2.05   -44.24  - -28.27
       2001                             830      5.24 -     5.37        4,346            0.20  1.28    -    2.05   -47.60  - -46.33
    Limited Duration
       2003                           5,392     10.68 -    11.69       61,420            4.05  0.70    -    2.05     0.15  -   1.51
       2002                           6,130     10.66 -    11.51       69,291            3.58  0.70    -    2.05     1.94  -   3.33
       2001                           2,240     10.46 -    11.14       24,710            4.23  0.70    -    2.05     4.61  -   5.98
    Money Market
       2003                          16,876      9.98 -    10.89      237,222            0.66  0.70    -    2.05    -1.37  -  -0.03
       2002                          28,382     10.12 -    10.89      402,007            1.31  0.70    -    2.05     0.63  -   1.21
       2001                          30,239     10.19 -    10.82      432,633            4.04  0.70    -    2.05     1.94  -   3.17
    Pacific Growth
       2003                           5,498      4.84 -     6.48       22,979            0.00  0.70    -    2.05    27.02  -  28.74
       2002                           5,625      3.76 -     5.10       18,319            0.00  0.70    -    2.05   -24.43  - -23.40
       2001                           7,159      4.90 -     6.75       30,415            1.88  0.70    -    2.05   -32.47  - -27.93
    Quality Income Plus
       2003                          15,564     11.81 -    13.58      340,872            5.68  0.70    -    2.05     6.25  -   7.69
       2002                          19,078     11.11 -    12.61      397,716            6.01  0.70    -    2.05     3.37  -   4.78
       2001                          20,924     10.75 -    12.04      425,671            6.02  0.70    -    2.05     7.51  -   8.80
    S&P 500 Index
       2003                          13,279      8.08 -     8.16      127,914            1.01  0.70    -    2.05    25.26  -  26.96
       2002                          13,650      6.36 -     6.51      104,609            1.01  0.70    -    2.05   -24.06  - -23.03
       2001                          15,542      8.27 -     8.58      156,594            0.90  0.70    -    2.05   -14.22  - -12.85

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Morgan
  Stanley Variable Investment
  Series Sub-Accounts
  (continued):
    Strategist
       2003                          14,584  $   9.68 - $  10.41   $  366,549            1.65% 0.70%   -    2.05%   23.68% -  25.36%
       2002                          16,778      7.82 -     8.30      351,932            1.54  0.70    -    2.05   -11.72  - -10.52
       2001                          20,192      8.86 -     9.28      494,635            2.47  0.70    -    2.05   -11.39  - -10.81
    Utilities
       2003                           9,199      6.41 -     6.58      165,009            2.83  0.70    -    2.05    14.96  -  16.53
       2002                          11,242      5.57 -     5.65      179,523            2.79  0.70    -    2.05   -24.43  - -23.40
       2001                          14,351      7.37 -     7.37      309,754            2.17  0.70    -    2.05   -26.27  - -26.26

Investments in the Morgan
  Stanley Variable Investment
  Series (Class Y Shares)
  Sub-Accounts:
    Aggressive Equity
      (Class Y Shares)
       2003                           3,669     12.13 -    12.23       25,091            0.00  1.29    -    2.59    21.26  -  22.34
       2002                           3,298      5.19 -     6.91       17,226            0.10  1.35    -    2.20   -24.52  - -23.87
       2001                           2,712      6.82 -     9.16       18,529            0.33  1.35    -    2.20   -29.58  -  -8.43
    Capital Growth
      (Class Y Shares)
       2002 (r)                           -       N/A -      N/A            -            0.27  1.35    -    2.20      N/A  -    N/A
       2001                             919      7.04 -     8.80        6,472            0.55  1.35    -    2.20   -27.48  - -12.03
    Dividend Growth
      (Class Y Shares)
       2003                          11,170     12.15 -    12.26      114,227            1.65  1.29    -    2.59    21.52  -  22.60
       2002                           8,696      7.42 -     8.04       68,923            1.99  1.35    -    2.20   -20.02  - -19.33
       2001                           5,970      9.28 -     9.97       59,002            1.79  1.35    -    2.20    -7.18  -  -6.70
    Equity (Class Y Shares)
       2003                          14,125     11.78 -    11.88       98,665            0.14  1.29    -    2.59    17.80  -  18.84
       2002                          11,901      5.31 -     8.10       63,832            0.19  1.35    -    2.30   -22.50  - -19.01
       2001                           8,803      6.86 -     9.19       60,598            0.31  1.35    -    2.20   -28.05  -  -8.10
    European Growth
      (Class Y Shares)
       2003                           4,424     12.58 -    12.69       35,785            0.61  1.29    -    2.59    25.79  -  26.90
       2002                           3,700      5.76 -     8.05       21,755            1.85  1.35    -    2.30   -22.58  - -19.50
       2001                           2,730      7.44 -     9.53       20,541            1.21  1.35    -    2.20   -19.03  -  -4.74
    Global Advantage
      (Class Y Shares)
       2003                           1,276     12.49 -    12.60        9,194            0.74  1.29    -    2.59    24.92  -  26.03
       2002                           1,033      4.95 -     8.06        5,212            0.66  1.35    -    2.30   -22.00  - -19.42
       2001                             917      6.35 -     8.95        5,854            0.62  1.35    -    2.20   -24.57  - -10.52

(r) On August 31, 2002, Capital Growth (Class Y Shares) merged into Money Market (Class Y Shares)

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Morgan
  Stanley Variable Investment
  Series (Class Y Shares)
  Sub-Accounts (continued):
    Global Dividend Growth
      (Class Y Shares)
       2003                           4,330  $  12.86 - $  12.97   $   46,680            1.63% 1.29%   -    2.59%   28.57% -  29.71%
       2002                           2,607      7.89 -     8.13       20,621            1.86  1.35    -    2.30   -18.74  - -13.89
       2001                           1,127      9.17 -     9.66       10,357            2.50  1.35    -    2.20    -7.71  -  -3.44
    High Yield
      (Class Y Shares)
       2003                           5,305     11.23 -    11.33       33,806            8.97  1.29    -    2.59    12.32  -  13.31
       2002                           2,433      4.14 -     9.10       10,639           18.51  1.35    -    2.30    -8.99  -  -8.60
       2001                           1,281      4.53 -     7.69        6,088           21.82  1.35    -    2.20   -34.81  - -23.06
    Income Builder
      (Class Y Shares)
       2003                           3,718     11.56 -    11.67       40,658            2.90  1.29    -    2.59    15.63  -  16.66
       2002                           1,482      8.88 -     9.17       13,401            4.48  1.35    -    2.30   -11.23  -  -9.19
       2001                             709      9.60 -    10.10        7,100            4.76  1.35    -    2.20    -4.03  -   0.73
    Information
      (Class Y Shares)
       2003                           2,271     14.83 -    14.96       13,028            0.00  1.29    -    2.59    48.33  -  49.65
       2002                           1,667      2.92 -     7.43        5,044            1.07  1.35    -    2.30   -44.05  - -25.69
       2001                           1,378      5.23 -     8.91        7,356            0.18  1.35    -    2.20   -43.76  - -10.94
    Limited Duration
      (Class Y Shares)
       2003                          11,259      9.93 -    10.02      120,623            3.95  1.29    -    2.59    -0.70  -   0.18
       2002                           6,502     10.12 -    11.09       70,981            3.13  1.35    -    2.30     1.22  -   2.41
       2001                           2,087     10.25 -    10.82       22,344            3.47  1.35    -    2.20     2.47  -   5.06
    Money Market
      (Class Y Shares)
       2003                           8,984      9.85 -     9.94       90,996            0.40  1.29    -    2.59    -1.52  -  -0.64
       2002                          12,744      9.92 -    10.46      131,413            1.01  1.35    -    2.30    -0.78  -  -0.27
       2001                           9,369     10.02 -    10.49       97,217            3.35  1.35    -    2.20     0.22  -   2.25
    Pacific Growth
      (Class Y Shares)
       2003                           1,166     13.83 -    13.94        7,364            0.00  1.29    -    2.44    38.35  -  39.43
       2002                             631      3.94 -     6.09        2,619            0.00  1.35    -    2.20   -25.23  - -24.59
       2001                             293      5.22 -     8.14        1,629            3.73  1.35    -    2.20   -28.24  - -18.60
    Quality Income Plus
      (Class Y Shares)
       2003                          11,264     10.22 -    10.31      136,406            5.95  1.29    -    2.59     2.20  -   3.11
       2002                           8,406     10.33 -    12.04       99,130            5.73  1.35    -    2.30     3.28  -   3.85
       2001                           4,637     10.39 -    11.59       52,927            5.34  1.35    -    2.20     3.89  -   7.85

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Morgan
  Stanley Variable Investment
  Series (Class Y Shares)
  Sub-Accounts (continued):
    S&P 500 Index
      (Class Y Shares)
       2003                          15,307  $  12.01 - $  12.11   $  127,061            0.82% 1.29%   -    2.59%   20.07% -  21.14%
       2002                          10,380      5.90 -     7.13       61,909            0.94  1.35    -    2.20   -24.35  - -23.71
       2001                           5,853      7.73 -     9.42       45,552            0.86  1.35    -    2.20   -13.71  -  -5.81
    Strategist
      (Class Y Shares)
       2003                           8,863     11.93 -    12.03       87,272            1.45  1.29    -    2.59    19.28  -  20.34
       2002                           7,216      7.78 -     8.89       55,794            1.43  1.35    -    2.30   -11.32  - -11.06
       2001                           5,356      8.77 -     9.50       46,793            2.47  1.35    -    2.20   -11.61  -  -4.97
    Utilities
      (Class Y Shares)
       2003                           3,738     11.40 -    11.51       25,295            2.70  1.29    -    2.59    14.04  -  15.05
       2002                           3,518      5.61 -     6.23       19,653            2.81  1.35    -    2.20   -24.76  - -24.11
       2001                           3,257      7.40 -     8.28       24,013            2.20  1.35    -    2.20   -26.98  - -17.17

Investments in the Oppenheimer
  Variable Account Funds
  Sub-Accounts:
    Oppenheimer Bond
       2003                             386     12.47 -    12.69        4,894            4.79  1.25    -    1.65     5.03  -   5.45
       2002                             726     11.87 -    12.04        8,735            6.14  1.25    -    1.65     7.29  -   7.72
       2001                             477     11.07 -    11.17        5,325            5.83  1.25    -    1.65     6.01  -   6.44
    Oppenheimer Capital
      Appreciation
       2003                             639     10.06 -    10.24        6,527            0.35  1.25    -    1.65    28.80  -  29.32
       2002                             620      7.81 -     7.92        4,902            0.64  1.25    -    1.65   -28.06  - -27.77
       2001                             653     10.86 -    10.96        7,148            0.47  1.25    -    1.65   -14.02  - -13.67
    Oppenheimer Global
      Securities
       2003                             419     13.61 -    13.86        5,791            0.67  1.25    -    1.65    40.68  -  41.25
       2002                             450      9.68 -     9.81        4,402            0.60  1.25    -    1.65   -23.41  - -23.10
       2001                             473     12.64 -    12.76        6,023            0.51  1.25    -    1.65   -13.49  - -13.14
    Oppenheimer High
      Income
       2003                             137     11.17 -    11.37        1,548            5.98  1.25    -    1.65    11.67  -  22.42
       2002                             115      9.22 -     9.28        1,062           11.89  1.25    -    1.45    -3.80  -  -3.61
       2001                             137      9.59 -     9.63        1,318            7.52  1.25    -    1.45     0.49  -   0.69

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Oppenheimer
  Variable Account Funds
  Sub-Accounts (continued):
    Oppenheimer Main Street
      Small Cap Growth
       2003                             230  $  14.63 - $  14.89   $    3,423            0.00% 1.25%   -    1.65%   42.00% -  42.57%
       2002                             199     10.30 -    10.44        2,078            0.00  1.25    -    1.65   -17.13  - -16.79
       2001                             159     12.43 -    12.55        1,991            0.00  1.25    -    1.65    -2.00  -  -1.61

Investments in the Oppenheimer
  Variable Account Funds
  (Service Class ("SC"))
  Sub-Accounts:
    Oppenheimer Aggressive
      Growth (SC)
       2003 (e)                           6     12.38 -    12.47           70            0.00  1.29    -    1.84    23.84  -  24.68
    Oppenheimer Capital
      Appreciation (SC)
       2003 (e)                          27     12.23 -    12.32          333            0.00  1.29    -    2.34    22.35  -  23.23
    Oppenheimer Global
      Securities (SC)
       2003 (e)                           7     14.20 -    14.32          102            0.00  1.29    -    1.99    42.00  -  43.23
    Oppenheimer High
      Income (SC)
       2003 (e)                          15     12.95 -    13.04          198            0.00  1.29    -    1.89    29.46  -  30.39
    Oppenheimer Main
      Street (SC)
       2003 (e)                          27     12.56 -    12.71          345            0.00  1.29    -    2.34    25.63  -  27.13
    Oppenheimer Main Street
      Small Cap Growth (SC)
       2003                              19     14.65 -    14.75          280            0.00  1.29    -    1.89    46.50  -  47.55
       2002                               1      9.89 -     9.89            8            0.00  1.50    -    1.50   -17.19  - -17.19
       2001 (u)                         < 1     11.94 -    11.94            4            0.00  1.50    -    1.50    19.40  -  19.40
    Oppenheimer Multiple
      Strategies (SC)
       2003 (e)                          19     13.02 -    13.18          245            0.00  1.29    -    2.34    30.21  -  31.76
    Oppenheimer Strategic
      Bond (SC)
       2003 (e)                          29     12.11 -    12.21          349            0.00  1.29    -    1.99    21.08  -  22.13

(e) For the period beginning July 15, 2003 and ended December 31, 2003
(u) For the period beginning October 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the PIMCO
  Advisors Variable Insurance
  Trust Sub-Account (j):
    OpCap Small Cap (k)
       2003                             < 1  $  13.05 - $  13.05   $        1            0.00% 1.50%   -    1.50%   40.52% -  40.52%
       2002                             < 1      9.29 -     9.29            1            0.00  1.50    -    1.50   -22.81  - -22.81
       2001(u)                          < 1     12.03 -    12.03          < 1            0.00  1.50    -    1.50    20.33  -  20.33
    PEA Science and
      Technology (l)
       2003                             < 1     12.55 -    12.55            1            0.00  1.50    -    1.50    60.89  -  60.89
       2002                             < 1      7.80 -     7.80            1            0.00  1.50    -    1.50   -50.34  - -50.34
       2001(u)                          < 1     15.70 -    15.70            3            0.00  1.50    -    1.50    57.03  -  57.03

Investments in the PIMCO
  Variable Insurance Trust
  Sub-Accounts:
    Foreign Bond
       2003                             < 1     10.81 -    10.81            2            1.40  1.50    -    1.50     0.72  -   0.72
       2002                              10     10.73 -    10.73          108            1.96  1.50    -    1.50     6.58  -   6.58
       2001 (u)                         < 1     10.07 -    10.07            1            0.80  1.50    -    1.50     0.68  -   0.68
    Money Market
       2003                               1      9.93 -     9.93           14            0.71  1.50    -    1.50    -0.79  -  -0.79
       2002                               1     10.01 -    10.01            7            1.68  1.50    -    1.50    -0.12  -  -0.12
       2001 (u)                         < 1     10.02 -    10.02            4            0.70  1.50    -    1.50     0.17  -   0.17
    PIMCO Total Return
       2003                             < 1     11.09 -    11.09            1            1.71  1.50    -    1.50     3.46  -   3.46
       2002                              10     10.72 -    10.72          108            2.31  1.50    -    1.50     7.45  -   7.45
       2001 (u)                         < 1      9.97 -     9.97            1            2.43  1.50    -    1.50    -0.25  -  -0.25

Investments in the Putnam
  Variable Trust Sub-Accounts:
    VT The George Putnam
      Fund of Boston
       2003 (a)                         428     11.24 -    12.16        4,860            0.00  1.29    -    2.59    12.42  -  21.58
    VT Global Asset Allocation
       2003 (e)                           5     12.40 -    12.51           62            0.00  1.29    -    1.99    24.02  -  25.10
    VT Growth and Income
       2003                           4,847     10.49 -    12.22       48,212            1.62  0.70    -    2.44    22.22  -  26.49
       2002                           3,946      8.15 -     8.29       30,709            1.59  0.70    -    2.30   -19.55  - -18.46
       2001                           2,888      9.42 -    10.31       28,218            1.20  0.70    -    2.20    -5.76  -   3.07

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(e) For the period beginning July 15, 2003 and ended December 31, 2003
(j) Previously known as OCC Accumulation Trust
(k) Previously known as OCC Small Cap
(l) Previously known as OCC Science and Technology
(u) For the period beginning October 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Putnam
  Variable Trust
  Sub-Accounts (continued):
    VT Health Sciences
       2003 (e)                           9  $  11.24 - $  11.37   $      105            0.00% 1.29%   -    2.34%   12.39% -  13.73%
    VT High Yield
       2003                              33     13.33 -    13.43          431            4.98  1.29    -    1.89    33.33  -  34.28
       2002                              11     10.31 -    10.31          118            2.38  1.50    -    1.50    -2.21  -  -2.21
       2001 (u)                         < 1     10.54 -    10.54            5            0.00  1.50    -    1.50     5.38  -   5.38
    VT Income
       2003 (e)                          19     10.43 -    10.51          201            0.00  1.29    -    1.89     4.30  -   5.07
    VT International Equity (m)
       2003                           9,028      7.76 -    12.58       70,508            0.79  0.70    -    2.59    25.77  -  27.63
       2002                           8,209      6.08 -     8.05       48,014            0.75  0.70    -    2.30   -19.46  - -18.24
       2001                           5,411      7.44 -     9.15       38,728            0.22  0.70    -    2.20   -21.17  -  -8.50
    VT International Growth
      and Income
       2003                             < 1     12.55 -    12.55            4            1.40  1.50    -    1.50    35.78  -  35.78
       2002                             < 1      9.24 -     9.24            3            0.52  1.50    -    1.50   -15.06  - -15.06
       2001 (u)                         < 1     10.88 -    10.88            4            0.00  1.50    -    1.50     8.79  -   8.79
    VT Investors
       2003 (a)                          69     12.09 -    12.18          853            0.00  1.29    -    2.44    20.89  -  21.84
    VT Money Market
       2003                               5      9.75 -     9.91           54            0.07  1.29    -    2.69    -2.45  -  -0.86
       2002 (w)                           -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00
       2001 (w)                           -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00
    VT New Opportunities
       2003 (e)                           9     13.42 -    13.58          122            0.00  1.29    -    2.34    34.20  -  35.80
    VT New Value
       2003                               1     14.51 -    14.51            8            0.00  2.14    -    2.14    45.11  -  45.11
       2002 (w)                           -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00
       2001 (w)                           -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00
    VT Research
       2003                               1     13.15 -    13.15            7            0.00  1.49    -    1.49    31.48  -  31.48
       2002 (w)                           -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00
       2001 (w)                           -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(e) For the period beginning July 15, 2003 and ended December 31, 2003
(m) Previously known as VT International Growth
(v) Although available in 2001, there was no activity until 2002
(w) Although available in 2001 and 2002, there was no activity until 2003

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Putnam
  Variable Trust
  Sub-Accounts (continued):
    VT Small Cap Value
       2003                           3,644  $  10.91 - $  10.95   $   39,108            0.33% 0.70%   -    2.30%    9.54% -  48.60%
       2002 (s)                       2,769      7.34 -     7.50       20,194            0.00  0.70    -    2.20   -26.60  - -25.03
    VT Utilities Growth and
      Income
       2003 (e)                           2     14.07 -    14.14           33            0.00  1.29    -    1.79    40.74  -  41.45
    VT Vista
       2003 (e)                           6     13.49 -    13.65           85            0.00  1.29    -    2.34    34.85  -  36.46
    VT Voyager
       2003                           7,866      5.96 -    11.65       48,116            0.34  0.70    -    2.59    16.48  -  24.04
       2002                           7,477      4.80 -     7.94       34,395            0.59  0.70    -    2.30   -27.04  - -20.58
       2001                           5,485      6.58 -     9.09       34,589            0.00  0.70    -    2.20   -22.95  -  -9.13

Investments in the Rydex
  Variable Trust
  Sub-Account:
    Rydex OTC
       2003                             < 1     11.71 -    11.71          < 1            0.00  1.50    -    1.50    43.24  -  43.24
       2002                             < 1      8.18 -     8.18          < 1            0.00  1.50    -    1.50   -18.23  - -18.23
       2001 (u) (v)                       -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00

Investments in the Salomon
  Brothers Variable Series
  Funds Sub-Account:
    Variable All Cap (n)
       2003                               1     11.26 -    11.26            6            0.26  1.50    -    1.50    36.95  -  36.95
       2002                               1      8.22 -     8.22            4            0.45  1.50    -    1.50   -26.18  - -26.18
       2001 (u)                         < 1     11.14 -    11.14            5            1.34  1.50    -    1.50    11.37  -  11.37

(e) For the period beginning July 15, 2003 and ended December 31, 2003
(n) Previously known as Capital
(s) For the period beginning May 1, 2002 and ended December 31, 2002
(u) For the period beginning October 1, 2001 and ended December 31, 2001
(v) Although available in 2001, there was no activity until 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the STI
  Classic Variable Trust
  Sub-Accounts:
    STI Capital Appreciation
       2003 (e)                          24  $  10.70 - $  10.75   $      254            0.00% 1.29%   -    2.34%    6.96% -   7.49%
    STI Growth & Income
       2003 (e)                          10     11.32 -    11.36          117            0.55  1.29    -    1.89    13.25  -  13.56
    STI International Equity
       2003 (e)                         < 1     12.26 -    12.27            1            0.00  1.29    -    1.49    22.55  -  22.67
    STI Investment Grade
      Bond
       2003 (e)                          12      9.99 -    10.03          116            1.28  1.29    -    1.99    -0.07  -   0.26
    STI Mid-Cap Equity
       2003 (e)                          11     11.41 -    11.44          131            0.66  1.29    -    1.89    14.06  -  14.38
    STI Small Cap Value
      Equity
       2003 (e)                           7     12.18 -    12.23           85            0.27  1.29    -    2.14    21.84  -  22.33
    STI Value Income Stock
       2003 (e)                           3     11.23 -    11.25           39            1.06  1.49    -    1.89    12.31  -  12.52

Investments in The Universal
  Institutional Funds, Inc.
  Sub-Accounts:
    UIF Emerging Markets
      Equity
       2003                           3,702      7.71 -    12.70       33,517            0.00  0.70    -    2.20    46.42  -  48.63
       2002                           3,528      5.19 -     8.68       21,572            0.00  0.70    -    2.20   -10.88  -  -9.54
       2001                           2,296      5.74 -     9.74       16,448            0.00  0.70    -    2.20   -42.63  -  -2.64
    UIF Equity Growth
       2003                           7,319      6.73 -     8.28       56,334            0.00  0.70    -    2.20    22.21  -  24.06
       2002                           7,462      5.42 -     6.78       47,600            0.15  0.70    -    2.20   -29.44  - -28.37
       2001                           8,236      7.57 -     9.60       76,091            0.00  0.70    -    2.20   -15.71  -  -3.96
    UIF High Yield
       2003                              28     11.85 -    11.85          326            0.00  1.50    -    1.50    23.83  -  23.83
       2002                              12      9.57 -     9.57          111           18.80  1.50    -    1.50    -8.66  -  -8.66
       2001 (u)                         < 1     10.48 -    10.48            4           22.64  1.50    -    1.50     4.78  -   4.78
    UIF International
      Magnum
       2003                           3,576      7.82 -    10.06       28,529            0.14  0.70    -    2.20    24.62  -  26.53
       2002                           2,993      6.18 -     7.38       19,088            1.10  0.70    -    2.20   -18.63  - -17.39
       2001                           2,502      7.49 -     9.07       19,772            0.51  0.70    -    2.20   -25.14  -  -9.31

(e) For the period beginning July 15, 2003 and ended December 31, 2003
(u) For the period beginning October 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in The Universal
  Institutional Funds, Inc.
  Sub-Accounts (continued):
    UIF Mid Cap Growth
       2003                           2,559  $  10.36 - $  10.49   $   26,112            0.00% 0.70%   -    2.30%   38.51% -  40.78%
       2002 (s)                         895      7.36 -     7.57        6,544            0.00  0.70    -    2.30   -26.42  - -24.29
    UIF Mid Cap Value
       2003                          11,859     10.67 -    11.17      113,886            0.00  0.70    -    2.30    38.26  -  40.52
       2002                          10,941      7.71 -     7.95       75,421            0.00  0.70    -    2.30   -28.53  - -22.85
       2001                           6,472      9.83 -    11.13       63,097            0.00  0.70    -    2.20    -3.83  -  -1.74
    UIF U.S. Real Estate
       2003                           3,882     12.08 -    18.77       61,626            0.00  0.70    -    2.30    35.28  -  37.50
       2002                           3,778      8.93 -    13.65       44,038            3.91  0.70    -    2.30   -10.71  -  -2.15
       2001                           2,301     10.22 -    13.95       27,855            4.53  0.70    -    2.20     2.25  -  39.49

Investments in The Universal
  Institutional Funds, Inc.
  (Class II) Sub-Accounts:
    UIF Active International
       Allocation (Class II)
       2003 (o)                           -     11.79 -    11.87            -            0.00  1.29    -    2.69    17.94  -  18.75
    UIF Emerging Markets
      Debt (Class II)
       2003 (a)                         206     11.22 -    13.96        2,333            0.00  1.29    -    2.59    12.19  -  39.60
    UIF Emerging Markets
      Equity (Class II)
       2003 (a)                         272     14.78 -    14.91        4,043            0.00  1.29    -    2.59    47.81  -  49.12
    UIF Equity and Income
      (Class II)
       2003 (a)                         561     11.52 -    11.62        6,494            0.88  1.29    -    2.59    15.19  -  16.22
    UIF Equity Growth
      (Class II)
       2003 (a)                         602     11.61 -    11.71        7,030            0.00  1.29    -    2.59    16.11  -  17.15
    UIF Global Franchise
      (Class II)
       2003 (a)                         758     12.14 -    12.25        9,257            0.00  1.29    -    2.59    21.43  -  22.51

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(o) For the period beginning May 1, 2003 and ended October 31, 2003
(s) For the period beginning May 1, 2002 and ended December 31, 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in The Universal
  Institutional Funds, Inc.
  (Class II) Sub-Accounts
  (continued):
    UIF Mid Cap Growth
      (Class II)
       2003 (a)                         785  $  13.00 - $  13.12   $   10,262            0.00% 1.29%   -    2.59%   30.00% -  31.16%
    UIF Small Company
      Growth (Class II)
       2003 (a)                         812     13.50 -    13.62       11,026            0.00  1.29    -    2.59    35.01  -  36.21
    UIF U.S. Mid Cap
      Value (Class II)
       2003 (a)                       1,356     13.29 -    13.41       18,124            0.00  1.29    -    2.59    32.90  -  34.08
    UIF U.S. Real Estate
      (Class II)
       2003 (a)                         731     12.67 -    12.79        9,334            0.00  1.29    -    2.59    26.72  -  27.85

Investments in the Van Kampen
  Life Investment Trust
  Sub-Accounts:
    LIT Comstock
       2003                           5,976     10.36 -    10.54       62,969            0.75  0.70    -    2.30    27.98  -  30.08
       2002                           2,807      8.09 -     8.10       23,160            0.77  0.70    -    2.30   -19.06  - -18.99
       2001                             272     11.89 -    12.00        3,254            0.00  1.25    -    1.65    -4.06  -  -3.68
    LIT Domestic Income
       2002 (t)                           -       N/A -      N/A            -           15.62  1.25    -    1.65      N/A  -    N/A
       2001                              65     11.36 -    11.47          746            4.74  1.25    -    1.65     8.16  -   8.60
    LIT Emerging Growth
       2003                          11,683      5.15 -     9.36       95,881            0.00  0.70    -    2.30    24.42  -  26.46
       2002                          12,789      4.07 -     7.52       85,976            0.35  0.70    -    2.30   -32.96  - -24.80
       2001                          15,662      6.07 -     6.60      167,267            0.06  0.70    -    2.05   -33.99  - -31.97
    LIT Government
       2003                             140     10.62 -    10.69        1,491            4.87  1.25    -    1.65     0.08  -   0.48
       2002 (s)                         122     10.61 -    10.64        1,296            0.00  1.25    -    1.65     6.14  -   6.43
    LIT Money Market
       2003                             278     10.60 -    10.79        2,989            0.60  1.25    -    1.65    -1.07  -  -0.68
       2002                             387     10.72 -    10.86        4,199            1.25  1.25    -    1.65    -0.44  -  -0.04
       2001                             279     10.76 -    10.87        3,032            3.48  1.25    -    1.65     1.98  -   2.39

(a) For the period beginning May 1, 2003 and ended December 31, 2003
(s) For the period beginning May 1, 2002 and ended December 31, 2002
(t) On May 1, 2002, LIT Domestic Income merged into LIT Government

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                At December 31,                          For the year ended December 31,
                                   ------------------------------------------  -----------------------------------------------------
                                                Accumulation
                                    Units      Unit Fair Value     Net Assets    Investment         Expense              Total
                                    (000s)    Lowest to Highest      (000s)     Income Ratio*       Ratio**            Return***
                                   --------  -------------------   ----------  --------------  -----------------   -----------------
Investments in the Van Kampen
  Life Investment Trust
  (Class II) Sub-Accounts
    LIT Aggressive Growth
      (Class II)
       2003 (a)                         288  $  12.75 - $  12.86   $    3,687            0.00% 1.29%   -    2.59%   27.50% -  28.64%
    LIT Comstock (Class II)
       2003                          12,466     12.42 -    12.53      137,393            0.47  1.29    -    2.59    24.15  -  25.25
       2002 (s)                       4,821      8.01 -     8.05       38,762            0.00  1.35    -    2.20   -19.92  - -19.46
    LIT Emerging Growth
      (Class II)
       2003                           6,060     11.75 -    11.85       45,748            0.00  1.29    -    2.59    17.49  -  18.53
       2002                           4,520      5.39 -     5.76       24,442            0.05  1.35    -    2.20   -34.12  - -33.56
       2001 (x)                       2,120      8.11 -     8.74       17,335            0.00  1.35    -    2.20   -18.94  - -12.60
    LIT Growth and Income
      (Class II)
       2003                           2,309     12.31 -    12.42       28,598            0.00  1.29    -    2.59    23.14  -  24.23
       2002                               1      9.05 -     9.05            5            1.05  1.50    -    1.50    -9.50  -  -9.50
       2001 (u)                           -         - -        -            -            0.00  0.00    -    0.00     0.00  -   0.00

(a) For period beginning May 1, 2003 and ended December 31, 2003
(s) For the period beginning May 1, 2002 and ended December 31, 2002
(u) For the period beginning October 1, 2001 and ended December 31, 2001
(x) For the period beginning May 17, 2001 and ended December 31, 2001

                         -------------------------------------------------------
                         ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I CONDENSED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004 AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 (UNAUDITED)

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                   AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                    Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                      Funds           Funds           Funds           Funds           Funds           Funds
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                    AIM V. I.                                       AIM V. I.
                                    AIM V. I.        Capital        AIM V. I.     AIM V. I. Dent   Diversified      AIM V. I.
                                   Basic Value     Appreciation    Core Equity     Demographics       Income          Growth
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $        8,248  $   32,113,379  $    2,818,594  $       12,347  $    1,648,386  $   16,328,841
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $        8,248  $   32,113,379  $    2,818,594  $       12,347  $    1,648,386  $   16,328,841
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $        8,248  $   32,083,951  $    2,818,594  $       12,347  $    1,648,386  $   16,297,357
Contracts in payout
  (annuitization) period                       -          29,428               -               -               -          31,484
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $        8,248  $   32,113,379  $    2,818,594  $       12,347  $    1,648,386  $   16,328,841
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                           773       1,557,390         132,765           2,465         180,152       1,125,351
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $        8,384  $   34,925,225  $    2,973,087  $       12,701  $    1,653,370  $   18,430,059
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $         9.77  $         6.39  $         8.02  $        10.71  $        11.28  $         4.70
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $         9.77  $         9.75  $         8.19  $        10.71  $        11.40  $         7.35
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                                                                   AIM Variable    AIM Variable    AIM Variable
                                   AIM Variable    AIM Variable    AIM Variable     Insurance       Insurance       Insurance
                                    Insurance       Insurance       Insurance         Funds           Funds           Funds
                                      Funds           Funds           Funds         Series II       Series II       Series II
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                                                                    AIM V. I.
                                    AIM V. I.       AIM V. I.                                        Capital        AIM V. I.
                                  International      Mid Cap        AIM V. I.       AIM V. I.      Appreciation      Mid Cap
                                      Growth       Core Equity    Premier Equity  Basic Value II        II        Core Equity II
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $    1,397,715  $    1,310,028  $   44,246,063  $   15,018,862  $    5,752,590  $      749,666
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $    1,397,715  $    1,310,028  $   44,246,063  $   15,018,862  $    5,752,590  $      749,666
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $    1,397,715  $    1,310,028  $   44,246,063  $   15,018,862  $    5,752,590  $      749,666
Contracts in payout
  (annuitization) period                       -               -               -               -               -               -
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $    1,397,715  $    1,310,028  $   44,246,063  $   15,018,862  $    5,752,590  $      749,666
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                        80,886         103,233       2,243,715       1,416,874         281,163          59,450
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $    1,421,091  $    1,298,291  $   53,402,508  $   14,582,489  $    5,653,458  $      741,790
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $         9.05  $        10.02  $         6.30  $        12.55  $        11.53  $        10.00
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $         9.23  $        10.06  $         9.31  $        12.78  $        11.75  $        10.04
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)                                          Alliance        Alliance        Alliance        Alliance
                                   AIM Variable     Bernstein       Bernstein       Bernstein       Bernstein        Fidelity
                                    Insurance        Variable        Variable        Variable        Variable        Variable
                                      Funds          Product         Product         Product         Product        Insurance
                                    Series II      Series Fund     Series Fund     Series Fund     Series Fund    Products Fund
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                                     Alliance                        Alliance
                                    AIM V. I.        Alliance       Bernstein        Alliance       Bernstein
                                     Premier        Bernstein        Growth &       Bernstein       Small Cap
                                    Equity II         Growth          Income      Premier Growth      Value       VIP Contrafund
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $    3,183,027  $   41,187,209  $  207,868,086  $   40,108,117  $   20,285,952  $    7,099,364
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $    3,183,027  $   41,187,209  $  207,868,086  $   40,108,117  $   20,285,952  $    7,099,364
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $    3,183,027  $   41,155,456  $  207,841,098  $   40,107,357  $   20,285,952  $    7,099,364
Contracts in payout
  (annuitization) period                       -          31,753          26,988             760               -               -
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $    3,183,027  $   41,187,209  $  207,868,086  $   40,108,117  $   20,285,952  $    7,099,364
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                       162,482       2,570,987       9,522,129       1,914,469       1,347,904         291,196
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $    3,126,853  $   41,796,390  $  197,898,081  $   46,460,394  $   18,226,021  $    6,141,883
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        11.14  $         6.25  $        11.97  $         5.87  $        14.15  $        10.74
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        11.35  $        12.33  $        12.17  $        10.99  $        14.42  $        10.96
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Fidelity
(unaudited)                                                                                                          Variable
                                     Fidelity        Fidelity        Fidelity        Fidelity        Fidelity       Insurance
                                     Variable        Variable        Variable        Variable        Variable     Products Fund
                                    Insurance       Insurance       Insurance       Insurance       Insurance        (Service
                                  Products Fund   Products Fund   Products Fund   Products Fund   Products Fund      Class 2)
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                                                                                       VIP
                                                                                                                  Equity-Income
                                                     VIP High                     VIP Investment                     (Service
                                    VIP Growth        Income      VIP Index 500     Grade Bond     VIP Overseas      Class 2)
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $    5,065,710  $    1,851,696  $    7,252,234  $    5,559,886  $    1,799,581  $        2,236
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $    5,065,710  $    1,851,696  $    7,252,234  $    5,559,886  $    1,799,581  $        2,236
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $    5,065,710  $    1,851,696  $    7,252,234  $    5,559,886  $    1,799,581  $        2,236
Contracts in payout
  (annuitization) period                       -               -               -               -               -               -
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $    5,065,710  $    1,851,696  $    7,252,234  $    5,559,886  $    1,799,581  $        2,236
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                       171,661         276,786          57,466         424,419         117,389              97
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $    5,913,311  $    1,804,742  $    7,101,248  $    5,452,638  $    1,823,909  $        2,009
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $         7.43  $         8.94  $         8.32  $        13.44  $         8.71  $        11.52
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $         7.59  $         9.03  $         8.49  $        13.72  $         8.89  $        11.52
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------
                                     Fidelity        Fidelity
(unaudited)                          Variable        Variable        Franklin        Franklin        Franklin        Franklin
                                    Insurance       Insurance       Templeton       Templeton       Templeton       Templeton
                                  Products Fund   Products Fund      Variable        Variable        Variable        Variable
                                     (Service        (Service       Insurance       Insurance       Insurance       Insurance
                                     Class 2)        Class 2)     Products Trust  Products Trust  Products Trust  Products Trust
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                  VIP Investment                     Franklin
                                    Grade Bond     VIP Overseas     Growth and                       Franklin
                                     (Service        (Service         Income         Franklin         Income         Franklin
                                     Class 2)        Class 2)       Securities     High Income      Securities      Small Cap
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $       25,146  $        6,788  $   64,002,692  $    5,148,188  $   13,153,279  $    3,263,999
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $       25,146  $        6,788  $   64,002,692  $    5,148,188  $   13,153,279  $    3,263,999
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $       25,146  $        6,788  $   63,862,954  $    5,148,188  $   13,140,975  $    3,263,999
Contracts in payout
  (annuitization) period                       -               -         139,738               -          12,304               -
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $       25,146  $        6,788  $   64,002,692  $    5,148,188  $   13,153,279  $    3,263,999
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                         1,943             446       4,435,391         777,672         898,448         184,720
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $       25,478  $        6,208  $   59,544,313  $    5,047,684  $   12,792,105  $    2,476,707
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        11.36  $        11.91  $        13.44  $        10.27  $        10.50  $        15.38
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        11.36  $        11.91  $        13.80  $        10.32  $        10.56  $        15.70
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)                          Franklin        Franklin        Franklin        Franklin        Franklin        Franklin
                                    Templeton       Templeton       Templeton       Templeton       Templeton       Templeton
                                     Variable        Variable        Variable        Variable        Variable        Variable
                                    Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                  Products Trust  Products Trust  Products Trust  Products Trust  Products Trust  Products Trust
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                               Franklin Templeton
                                    Small Cap                                       Developing       Templeton       Templeton
                                      Value       Franklin U.S.   Mutual Shares      Markets         Foreign      Global Income
                                    Securities      Government      Securities      Securities      Securities      Securities
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $   31,910,238  $    3,836,056  $   60,101,793  $   11,571,292  $   23,908,629  $    2,868,617
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $   31,910,238  $    3,836,056  $   60,101,793  $   11,571,292  $   23,908,629  $    2,868,617
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $   31,884,239  $    3,836,056  $   59,927,192  $   11,571,292  $   23,908,629  $    2,821,646
Contracts in payout
  (annuitization) period                  25,999               -         174,601               -               -          46,971
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $   31,910,238  $    3,836,056  $   60,101,793  $   11,571,292  $   23,908,629  $    2,868,617
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                     2,282,564         301,103       3,923,094       1,536,692       1,893,003         202,158
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $   26,720,815  $    3,815,321  $   55,942,184  $   10,227,953  $   22,011,262  $    2,902,821
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        15.62  $        10.17  $        10.14  $        17.77  $        10.19  $        13.08
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        16.04  $        10.23  $        12.76  $        18.21  $        13.76  $        13.37
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                                      Janus
                                                   Aspen Series       Lazard       MFS Variable    MFS Variable    MFS Variable
                                      Janus          (Service       Retirement      Insurance       Insurance       Insurance
                                   Aspen Series      Shares)       Series, Inc.       Trust           Trust           Trust
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                   Foreign Stock
                                     Capital         (Service        Emerging                          MFS        MFS Investors
                                   Appreciation      Shares)         Markets         MFS Bond      High Income        Trust
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $       16,885  $       34,476  $        8,009  $    3,371,108  $      989,775  $    2,604,494
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $       16,885  $       34,476  $        8,009  $    3,371,108  $      989,775  $    2,604,494
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $       16,885  $       34,476  $        8,009  $    3,371,108  $      989,775  $    2,604,494
Contracts in payout
  (annuitization) period                       -               -               -               -               -               -
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $       16,885  $       34,476  $        8,009  $    3,371,108  $      989,775  $    2,604,494
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                           772           2,732             682         281,865          99,275         159,394
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $       16,552  $       30,186  $        4,466  $    3,282,618  $      944,268  $    2,724,247
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        10.15  $        14.03  $        19.26  $        13.55  $        11.32  $         7.89
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        10.15  $        14.03  $        19.26  $        13.83  $        11.56  $         8.05
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited) MFS Variable MFS Variable
                                                    Insurance       Insurance     Morgan Stanley  Morgan Stanley  Morgan Stanley
                                   MFS Variable       Trust           Trust          Variable        Variable        Variable
                                    Insurance        (Service        (Service       Investment      Investment      Investment
                                      Trust           Class)          Class)          Series          Series          Series
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                     MFS New
                             Discovery MFS Utilities
                                     MFS New         (Service        (Service       Aggressive       Dividend
                                    Discovery         Class)          Class)          Equity          Growth          Equity
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $    3,096,928  $        4,669  $          129  $   34,780,560  $  693,010,558  $  491,348,569
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $    3,096,928  $        4,669  $          129  $   34,780,560  $  693,010,558  $  491,348,569
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $    3,096,928  $        4,669  $          129  $   34,739,856  $  688,006,700  $  489,240,138
Contracts in payout
  (annuitization) period                       -               -               -          40,704       5,003,858       2,108,431
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $    3,096,928  $        4,669  $          129  $   34,780,560  $  693,010,558  $  491,348,569
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                       238,042             362               7       3,488,522      51,106,973      22,621,941
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $    3,416,727  $        5,171  $          103  $   44,828,676  $1,609,574,363  $  725,593,109
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        11.36  $        10.43  $        11.36  $         6.58  $         9.74  $         6.25
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        11.60  $        10.43  $        11.36  $         6.89  $        10.87  $         6.63
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                     Variable        Variable        Variable        Variable        Variable        Variable
                                    Investment      Investment      Investment      Investment      Investment      Investment
                                      Series          Series          Series          Series          Series          Series
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                                      Global
                                     European         Global         Dividend
                                      Growth        Advantage         Growth        High Yield    Income Builder   Information
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $  153,636,164  $   20,984,194  $  187,634,450  $   46,776,747  $   45,235,177  $    3,880,021
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $  153,636,164  $   20,984,194  $  187,634,450  $   46,776,747  $   45,235,177  $    3,880,021
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $  153,137,098  $   20,984,194  $  186,590,432  $   46,557,426  $   45,186,105  $    3,880,021
Contracts in payout
  (annuitization) period                 499,066               -       1,044,018         219,321          49,072               -
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $  153,636,164  $   20,984,194  $  187,634,450  $   46,776,747  $   45,235,177  $    3,880,021
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                     9,572,347       2,906,398      14,534,039      39,641,311       4,086,285         917,263
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $  160,475,341  $   25,774,097  $  177,536,692  $   75,246,302  $   44,609,648  $    4,208,893
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $         7.87  $         6.64  $        10.62  $         5.43  $        11.23  $         4.10
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $         7.91  $         7.22  $        11.53  $         7.36  $        12.00  $        10.03
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                     Variable        Variable        Variable        Variable        Variable        Variable
                                    Investment      Investment      Investment      Investment      Investment      Investment
                                      Series          Series          Series          Series          Series          Series
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                     Limited                         Quality
                                     Duration      Money Market    Income Plus    S&P 500 Index     Strategist      Utilities
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $   52,056,480  $  182,921,183  $  288,942,392  $  117,640,980  $  318,948,548  $  149,241,028
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $   52,056,480  $  182,921,183  $  288,942,392  $  117,640,980  $  318,948,548  $  149,241,028
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $   52,018,991  $  181,956,169  $  285,980,257  $  117,031,247  $  316,602,985  $  147,809,828
Contracts in payout
  (annuitization) period                  37,489         965,014       2,962,135         609,733       2,345,563       1,431,200
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $   52,056,480  $  182,921,183  $  288,942,392  $  117,640,980  $  318,948,548  $  149,241,028
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                     5,306,471     182,921,183      27,105,290      11,533,429      20,590,610      11,221,130
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $   53,442,995  $  182,921,183  $  286,011,524  $  118,512,123  $  305,041,336  $  176,609,162
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        10.64  $         9.88  $        12.05  $         8.14  $         9.76  $         6.83
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        11.76  $        10.88  $        14.00  $         8.14  $        10.61  $         7.09
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------
                                  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
(unaudited)                          Variable        Variable        Variable        Variable        Variable        Variable
                                    Investment      Investment      Investment      Investment      Investment      Investment
                                      Series          Series          Series          Series          Series          Series
                                     (Class Y        (Class Y        (Class Y        (Class Y        (Class Y        (Class Y
                                     Shares)         Shares)         Shares)         Shares)         Shares)         Shares)
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                    Aggressive       Dividend                        European         Global          Global
                                      Equity          Growth          Equity          Growth        Advantage     Dividend Growth
                                     (Class Y        (Class Y        (Class Y        (Class Y        (Class Y        (Class Y
                                     Shares)         Shares)         Shares)         Shares)         Shares)         Shares)
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $   23,891,345  $  124,952,493  $  102,126,779  $   36,150,981  $   10,030,406  $   57,567,817
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $   23,891,345  $  124,952,493  $  102,126,779  $   36,150,981  $   10,030,406  $   57,567,817
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $   23,890,181  $  124,929,902  $  102,122,125  $   36,150,981  $   10,030,406  $   57,567,817
Contracts in payout
  (annuitization) period                   1,164          22,591           4,654               -               -               -
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $   23,891,345  $  124,952,493  $  102,126,779  $   36,150,981  $   10,030,406  $   57,567,817
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                     2,415,707       9,228,397       4,717,172       2,263,681       1,396,993       4,490,469
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $   24,442,294  $  119,469,457  $  114,619,486  $   37,128,320  $   10,870,055  $   51,757,359
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        11.93  $        12.00  $        11.51  $        12.06  $        12.13  $        12.92
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        12.15  $        12.23  $        11.73  $        12.29  $        12.36  $        13.17
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------
                                  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
(unaudited)                          Variable        Variable        Variable        Variable        Variable        Variable
                                    Investment      Investment      Investment      Investment      Investment      Investment
                                      Series          Series          Series          Series          Series          Series
                                     (Class Y        (Class Y        (Class Y        (Class Y        (Class Y        (Class Y
                                     Shares)         Shares)         Shares)         Shares)         Shares)         Shares)
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                                                     Limited                         Quality
                                    High Yield    Income Builder   Information       Duration      Money Market    Income Plus
                                     (Class Y        (Class Y        (Class Y        (Class Y        (Class Y        (Class Y
                                     Shares)         Shares)         Shares)         Shares)         Shares)         Shares)
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $   35,838,002  $   43,483,872  $   11,351,670  $  119,229,440  $   89,898,025  $  163,988,643
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $   35,838,002  $   43,483,872  $   11,351,670  $  119,229,440  $   89,898,025  $  163,988,643
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $   35,838,002  $   43,483,872  $   11,350,308  $  119,201,595  $   89,898,025  $  163,726,286
Contracts in payout
  (annuitization) period                       -               -           1,362          27,845               -         262,357
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $   35,838,002  $   43,483,872  $   11,351,670  $  119,229,440  $   89,898,025  $  163,988,643
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                    30,371,188       3,938,757       2,702,779      12,178,697      89,898,025      15,412,466
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $   36,468,490  $   40,671,298  $   12,186,803  $  122,622,463  $   89,898,025  $  162,356,239
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        11.65  $        11.70  $        12.81  $         9.82  $         9.69  $        10.37
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        11.87  $        11.92  $        13.05  $        10.00  $         9.87  $        10.56
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------
                                  Morgan Stanley  Morgan Stanley  Morgan Stanley
(unaudited)                         Variable Variable Variable Investment
                                    Investment Investment
                                      Series          Series          Series       Oppernheimer    Oppernheimer    Oppernheimer
                                     (Class Y        (Class Y        (Class Y        Variable        Variable        Variable
                                     Shares)         Shares)         Shares)      Account Funds   Account Funds   Account Funds
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                  S&P 500 Index     Strategist      Utilities                      Oppenheimer     Oppenheimer
                                     (Class Y        (Class Y        (Class Y      Oppenheimer       Capital          Global
                                     Shares)         Shares)         Shares)           Bond        Appreciation     Securities
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $  137,306,671  $   89,788,448  $   26,479,750  $    5,333,430  $    6,698,411  $    5,849,132
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $  137,306,671  $   89,788,448  $   26,479,750  $    5,333,430  $    6,698,411  $    5,849,132
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $  137,306,671  $   89,747,487  $   26,467,313  $    5,333,430  $    6,698,411  $    5,849,132
Contracts in payout
  (annuitization) period                       -          40,961          12,437               -               -               -
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $  137,306,671  $   89,788,448  $   26,479,750  $    5,333,430  $    6,698,411  $    5,849,132
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                    13,541,092       5,804,037       1,992,457         470,320         196,665         230,462
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $  131,021,998  $   84,455,421  $   31,071,868  $    5,191,318  $    7,487,146  $    5,597,776
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        11.90  $        11.96  $        12.07  $        12.81  $         9.78  $        13.78
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        12.13  $        12.18  $        12.30  $        13.08  $         9.99  $        14.07
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------
(unaudited)                                                          Oppenheimer
                                                                     Oppenheimer
                                                                     Oppenheimer
                                                                     Oppenheimer
                                                                     Variable
                                                                     Variable
                                                                     Variable
                                                                     Variable
                                   Oppernheimer    Oppernheimer    Account Funds   Account Funds   Account Funds   Account Funds
                                     Variable        Variable     (Service Class  (Service Class  (Service Class  (Service Class
                                   Account Funds   Account Funds      ("SC"))         ("SC"))         ("SC"))         ("SC"))
                                    Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                    Oppenheimer                                     Oppenheimer     Oppenheimer
                                                    Main Street     Oppenheimer                       Capital         Global
                                    Oppenheimer      Small Cap      Aggressive      Oppenheimer    Appreciation     Securities
                                    High Income       Growth        Growth (SC)    Balanced (SC)       (SC)            (SC)
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $    2,033,059  $    3,883,040  $   11,299,817  $   31,219,768  $   31,875,719  $   23,164,312
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $    2,033,059  $    3,883,040  $   11,299,817  $   31,219,768  $   31,875,719  $   23,164,312
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $    2,033,059  $    3,883,040  $   11,299,817  $   31,198,767  $   31,875,719  $   23,145,669
Contracts in payout
  (annuitization) period                       -               -               -          21,001               -          18,643
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $    2,033,059  $    3,883,040  $   11,299,817  $   31,219,768  $   31,875,719  $   23,164,312
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                       239,465         276,964         291,082       1,948,799         941,676         917,762
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $    2,000,117  $    3,152,465  $   10,448,641  $   29,535,160  $   31,738,744  $   21,048,176
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        11.60  $        15.07  $        12.81  $        12.97  $        11.75  $        14.17
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        11.84  $        15.39  $        13.12  $        13.30  $        11.99  $        14.51
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)                          Oppenheimer Oppenheimer Oppenheimer
                                     Oppenheimer Variable Variable Variable
                                     Variable
                                  Account Funds   Account Funds   Account Funds   Account Funds   PIMCO Advisors  PIMCO Advisors
                                  (Service Class  (Service Class  (Service Class  (Service Class     Variable        Variable
                                     ("SC")) ("SC")) ("SC")) ("SC")) Insurance
                                   Trust Insurance Trust Sub-Account Sub-Account
                                   Sub-Account Sub-Account Sub-Account
                                   Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                                   Oppenheimer
                 Oppenheimer Oppenheimer Main Street Oppenheimer
                                       High            Main         Small Cap       Strategic                         OpCap
                                   Income (SC)     Street (SC)     Growth (SC)      Bond (SC)     OpCap Balanced    Small Cap
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $   27,486,551  $   50,864,687  $   23,788,144  $   67,914,631  $        9,227  $        1,656
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $   27,486,551  $   50,864,687  $   23,788,144  $   67,914,631  $        9,227  $        1,656
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $   27,422,575  $   50,864,687  $   23,788,144  $   67,695,731  $        9,227  $        1,656
Contracts in payout
  (annuitization) period                  63,976               -               -         218,900               -               -
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $   27,486,551  $   50,864,687  $   23,788,144  $   67,914,631  $        9,227  $        1,656
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                     3,249,001       2,671,465       1,704,022      13,448,442             898              52
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $   26,633,969  $   47,018,378  $   21,119,476  $   66,225,116  $        8,942  $        1,420
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        13.23  $        12.30  $        14.85  $        12.19  $        10.26  $        13.46
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        13.56  $        12.64  $        15.22  $        12.52  $        10.26  $        13.46
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------
(unaudited)

           PIMCO Advisors PIMCO Variable PIMCO Variable PIMCO Variable
                                     Variable       Insurance       Insurance       Insurance         Putnam          Putnam
                                  Insurance Trust     Trust           Trust           Trust       Variable Trust  Variable Trust
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                       PEA                                                          VT American
                                   Science and                                         PIMCO         Government     VT Capital
                                    Technology     Foreign Bond    Money Market    Total Return       Income       Appreciation
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $          448  $        1,775  $       16,753  $        1,270  $   68,613,728  $   15,278,970
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $          448  $        1,775  $       16,753  $        1,270  $   68,613,728  $   15,278,970
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $          448  $        1,775  $       16,753  $        1,270  $   68,221,638  $   15,278,970
Contracts in payout
  (annuitization) period                       -               -               -               -         392,090               -
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $          448  $        1,775  $       16,753  $        1,270  $   68,613,728  $   15,278,970
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                           287             175          16,753             120       5,884,539       1,999,865
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $          538  $        1,747  $       16,753  $        1,240  $   69,206,845  $   14,403,076
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $         9.87  $        10.98  $         9.87  $        11.35  $        11.93  $         7.10
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $         9.87  $        10.98  $         9.87  $        11.35  $        13.04  $         7.49
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                      Putnam          Putnam          Putnam          Putnam          Putnam          Putnam
                                  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                                                                   VT The George        VT
                                    VT Capital     VT Discovery   VT Diversified        VT         Putnam Fund     Global Asset
                                  Opportunities       Growth          Income      Equity Income     of Boston       Allocation
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $    2,678,968  $   17,660,562  $   89,908,044  $   17,104,391  $  218,456,269  $   28,136,467
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $    2,678,968  $   17,660,562  $   89,908,044  $   17,104,391  $  218,456,269  $   28,136,467
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $    2,678,968  $   17,650,370  $   89,643,139  $   17,104,391  $  217,870,622  $   27,951,572
Contracts in payout
  (annuitization) period                       -          10,192         264,905               -         585,647         184,895
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $    2,678,968  $   17,660,562  $   89,908,044  $   17,104,391  $  218,456,269  $   28,136,467
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                       204,190       4,013,764      10,170,593       1,389,471      20,041,860       2,115,524
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $    2,552,342  $   16,479,839  $   90,200,358  $   16,029,812  $  206,649,711  $   29,179,627
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        13.24  $         4.13  $        12.67  $        12.02  $        11.30  $         9.69
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        13.44  $         4.35  $        13.57  $        12.26  $        11.97  $        12.31
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                      Putnam          Putnam          Putnam          Putnam          Putnam          Putnam
                                  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                        VT        VT Growth and     VT Growth       VT Health
                                  Global Equity       Income      Opportunities      Sciences     VT High Yield     VT Income
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $   53,106,844  $  600,969,854  $   25,441,895  $   76,282,118  $   95,189,910  $  200,447,427
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $   53,106,844  $  600,969,854  $   25,441,895  $   76,282,118  $   95,189,910  $  200,447,427
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $   53,042,386  $  600,156,103  $   25,417,127  $   76,240,656  $   95,042,719  $  199,828,594
Contracts in payout
  (annuitization) period                  64,458         813,751          24,768          41,462         147,191         618,833
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $   53,106,844  $  600,969,854  $   25,441,895  $   76,282,118  $   95,189,910  $  200,447,427
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                     5,797,690      25,704,442       5,875,726       7,043,594      12,314,348      15,684,462
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $   91,406,284  $  610,639,765  $   39,098,185  $   83,605,094  $   94,986,479  $  196,434,662
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $         4.93  $        10.65  $         3.77  $        10.64  $        12.63  $        10.52
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $         6.57  $        13.38  $         4.03  $        10.89  $        13.77  $        12.93
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                      Putnam          Putnam          Putnam          Putnam          Putnam          Putnam
                                  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                        VT              VT
                                        VT        International   International
                                  International     Growth and         New                              VT              VT
                                      Equity          Income      Opportunities    VT Investors   Mid Cap Value    Money Market
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $  219,070,906  $   41,904,357  $   26,872,436  $  163,436,920  $    5,917,580  $   90,726,707
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $  219,070,906  $   41,904,357  $   26,872,436  $  163,436,920  $    5,917,580  $   90,726,707
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $  218,905,232  $   41,869,318  $   26,872,035  $  163,108,541  $    5,917,580  $   90,038,219
Contracts in payout
  (annuitization) period                 165,674          35,039             401         328,379               -         688,488
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $  219,070,906  $   41,904,357  $   26,872,436  $  163,436,920  $    5,917,580  $   90,726,707
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                    17,114,915       3,548,210       2,436,304      18,281,535         451,379      90,726,707
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $  241,776,682  $   40,678,984  $   32,220,799  $  224,051,109  $    5,575,335  $   90,726,707
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $         7.81  $         9.17  $         5.03  $         6.67  $        12.91  $         9.61
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        12.47  $        10.27  $         7.06  $        11.96  $        13.16  $        10.87
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                      Putnam          Putnam          Putnam          Putnam          Putnam          Putnam
                                  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                                     VT OTC &                                      VT Utilities
                                      VT New                         Emerging                      VT Small Cap     Growth and
                                  Opportunities    VT New Value       Growth       VT Research        Value           Income
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $  119,351,925  $  126,858,752  $   30,426,867  $   99,189,784  $  156,596,431  $   44,112,093
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $  119,351,925  $  126,858,752  $   30,426,867  $   99,189,784  $  156,596,431  $   44,112,093
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $  119,312,503  $  126,704,723  $   30,296,434  $   98,939,117  $  156,523,795  $   43,963,753
Contracts in payout
  (annuitization) period                  39,422         154,029         130,433         250,667          72,636         148,340
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $  119,351,925  $  126,858,752  $   30,426,867  $   99,189,784  $  156,596,431  $   44,112,093
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                     7,994,101       8,554,198       5,851,321       9,611,413       7,818,094       3,645,628
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $  220,723,189  $  109,227,995  $   63,474,393  $  116,950,773  $  110,763,217  $   51,334,719
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $         6.03  $        13.85  $         1.78  $         8.06  $        11.94  $         8.69
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        12.83  $        14.85  $         3.36  $        12.44  $        12.04  $        14.82
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                                                                     Salomon
                                                                                     Salomon
                                                                                     Brothers
                                                                                     Brothers
                                                                                     Variable
                                                                                     Variable
                                      Putnam          Putnam          Rydex           Series          Series       STI Classic
                                  Variable Trust  Variable Trust  Variable Trust    Funds Inc.      Funds Inc.    Variable Trust
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                                                                     Variable      STI Capital
                                     VT Vista       VT Voyager      Rydex OTC       Investors        All Cap       Appreciation
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $   86,522,803  $  366,220,884  $           48  $        7,210  $        5,783  $      511,372
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $   86,522,803  $  366,220,884  $           48  $        7,210  $        5,783  $      511,372
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $   86,475,548  $  365,987,694  $           48  $        7,210  $        5,783  $      511,372
Contracts in payout
  (annuitization) period                  47,255         233,190               -               -               -               -
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $   86,522,803  $  366,220,884  $           48  $        7,210  $        5,783  $      511,372
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                     7,923,334      14,648,835               4             560             370          33,577
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $  120,510,723  $  566,551,660  $           51  $        7,098  $        5,248  $      509,030
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $         7.69  $         5.72  $        11.06  $        10.09  $        11.13  $        10.39
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        13.71  $        11.61  $        11.06  $        10.09  $        11.13  $        10.52
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                   STI Classic     STI Classic     STI Classic     STI Classic     STI Classic     STI Classic
                                  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                       STI
                                   STI Growth &   International   STI Investment       STI        STI Small Cap     STI Value
                                      Income          Equity        Grade Bond    Mid-Cap Equity   Value Equity    Income Stock
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $      819,625  $       25,156  $      896,402  $      357,733  $      520,519  $      582,338
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $      819,625  $       25,156  $      896,402  $      357,733  $      520,519  $      582,338
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $      819,625  $       25,156  $      896,402  $      357,733  $      520,519  $      582,338
Contracts in payout
  (annuitization) period                       -               -               -               -               -               -
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $      819,625  $       25,156  $      896,402  $      357,733  $      520,519  $      582,338
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                        78,433           2,601          87,029          33,940          32,210          43,983
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $      800,241  $       25,273  $      888,711  $      344,869  $      485,235  $      564,000
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        11.56  $        12.58  $        10.13  $        11.61  $        13.12  $        11.71
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        11.69  $        12.68  $        10.22  $        11.73  $        13.26  $        11.84
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                  The Universal   The Universal   The Universal   The Universal   The Universal   The Universal
                                  Institutional   Institutional   Institutional   Institutional   Institutional   Institutional
                                   Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                    Van Kampen      Van Kampen                    Van Kampen UIF                    Van Kampen
                                   UIF Emerging        UIF          Van Kampen    International   Van Kampen UIF     UIF U.S.
                                  Markets Equity  Equity Growth   UIF High Yield      Magnum      Mid Cap Growth  Mid Cap Value
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $   37,469,977  $   66,220,250  $      340,757  $   29,926,839  $   32,318,073  $  128,988,850
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $   37,469,977  $   66,220,250  $      340,757  $   29,926,839  $   32,318,073  $  128,988,850
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $   37,348,353  $   66,206,344  $      340,757  $   29,840,525  $   32,317,242  $  128,901,548
Contracts in payout
  (annuitization) period                 121,624          13,906               -          86,314             831          87,302
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $   37,469,977  $   66,220,250  $      340,757  $   29,926,839  $   32,318,073  $  128,988,850
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                     3,977,705       5,301,861          48,472       3,041,345       3,532,030       8,441,679
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $   33,129,373  $   78,442,546  $      296,468  $   29,681,653  $   27,505,017  $  114,454,668
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $         8.05  $         6.55  $        12.39  $         7.96  $        11.07  $        10.16
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        12.27  $         9.77  $        12.39  $        10.12  $        11.07  $        11.46
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                                  The Universal   The Universal   The Universal   The Universal   The Universal
                                  The Universal   Institutional   Institutional   Institutional   Institutional   Institutional
                                  Institutional    Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.
                                   Funds, Inc.      (Class II)      (Class II)      (Class II)      (Class II)      (Class II)
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                    Van Kampen      Van Kampen      Van Kampen                      Van Kampen
                                    Van Kampen     UIF Emerging    UIF Emerging   UIF Equity and  Van Kampen UIF    UIF Global
                                     UIF U.S.      Markets Debt   Markets Equity      Income      Equity Growth     Franchise
                                   Real Estate      (Class II)      (Class II)      (Class II)      (Class II)      (Class II)
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $   64,183,801  $   13,485,533  $    6,751,289  $   15,722,547  $   13,356,630  $   24,091,996
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $   64,183,801  $   13,485,533  $    6,751,289  $   15,722,547  $   13,356,630  $   24,091,996
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $   64,075,234  $   13,482,671  $    6,751,289  $   15,703,899  $   13,356,630  $   24,070,547
Contracts in payout
  (annuitization) period                 108,567           2,862               -          18,648               -          21,449
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $   64,183,801  $   13,485,533  $    6,751,289  $   15,722,547  $   13,356,630  $   24,091,996
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                     3,669,743       1,611,175         717,459       1,308,032       1,073,684       1,941,337
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $   48,411,187  $   13,778,057  $    6,109,902  $   14,999,450  $   13,237,832  $   23,578,026
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        13.83  $        11.64  $        15.23  $        11.67  $        11.12  $         9.96
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        21.74  $        14.01  $        15.48  $        11.89  $        11.33  $        11.97
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                  The Universal   The Universal   The Universal   The Universal     Van Kampen      Van Kampen
                                  Institutional   Institutional   Institutional   Institutional        Life            Life
                                   Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.      Investment      Investment
                                    (Class II)      (Class II)      (Class II)      (Class II)        Trust           Trust
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                  Van Kampen UIF Van Kampen UIF
                                  Van Kampen Van Kampen UIF Small Company U.S.
                                  Mid Cap UIF U.S.
                                  Mid Cap Growth      Growth          Value        Real Estate                      LIT Emerging
                                    (Class II)      (Class II)      (Class II)      (Class II)     LIT Comstock       Growth
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $   16,364,940  $   20,967,498  $   31,779,994  $   48,809,286  $   89,266,735  $   80,201,749
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $   16,364,940  $   20,967,498  $   31,779,994  $   48,809,286  $   89,266,735  $   80,201,749
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $   16,364,940  $   20,967,498  $   31,779,994  $   48,764,105  $   89,015,684  $   80,107,478
Contracts in payout
  (annuitization) period                       -               -               -          45,181         251,051          94,271
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $   16,364,940  $   20,967,498  $   31,779,994  $   48,809,286  $   89,266,735  $   80,201,749
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                     1,790,475       1,500,895       2,083,934       2,803,520       7,112,887       3,385,469
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $   14,725,379  $   19,499,454  $   29,355,573  $   43,063,043  $   78,240,460  $  116,025,240
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        13.68  $        13.88  $        10.21  $        14.72  $        10.96  $         4.99
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        13.93  $        14.15  $        13.42  $        16.36  $        11.28  $         8.96
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

(unaudited)                                                         Van Kampen      Van Kampen      Van Kampen      Van Kampen
                                    Van Kampen      Van Kampen         Life            Life            Life            Life
                                       Life            Life         Investment      Investment      Investment      Investment
                                    Investment      Investment        Trust           Trust           Trust           Trust
                                      Trust           Trust         (Class II)      (Class II)      (Class II)      (Class II)
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  --------------
                                                                  LIT Aggressive                   LIT Emerging   LIT Growth and
                                                        LIT           Growth       LIT Comstock       Growth          Income
                                  LIT Government   Money Market     (Class II)      (Class II)      (Class II)      (Class II)
                                  --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $    1,918,505  $    2,919,455  $   18,830,530  $  199,149,838  $   56,982,113  $   93,470,001
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total assets                    $    1,918,505  $    2,919,455  $   18,830,530  $  199,149,838  $   56,982,113  $   93,470,001
                                  ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                $    1,918,505  $    2,919,455  $   18,829,322  $  199,127,032  $   56,980,608  $   93,271,168
Contracts in payout
  (annuitization) period                       -               -           1,208          22,806           1,505         198,833
                                  --------------  --------------  --------------  --------------  --------------  --------------

  Total net assets                $    1,918,505  $    2,919,455  $   18,830,530  $  199,149,838  $   56,982,113  $   93,470,001
                                  ==============  ==============  ==============  ==============  ==============  ==============

FUND SHARE INFORMATION
  Number of shares                       204,096       2,919,455       4,309,046      15,906,537       2,420,651       5,338,093
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Cost of investments             $    1,919,200  $    2,919,455  $   18,328,242  $  168,959,551  $   58,417,645  $   86,086,410
                                  ==============  ==============  ==============  ==============  ==============  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $        10.84  $        10.52  $        10.09  $        10.43  $        11.10  $        13.42
                                  ==============  ==============  ==============  ==============  ==============  ==============

  Highest                         $        10.94  $        10.74  $        12.92  $        13.07  $        11.38  $        13.79
                                  ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
------------------------------------------------

(unaudited)                         Van Kampen
                                       Life
                                    Investment
                                       Trust
                                    (Class II)
                                   Sub-Account
                                  --------------
                                       LIT
                                  Money Market
                                   (Class II)
                                  --------------
ASSETS
Investments at fair value         $   14,079,845
                                  --------------

  Total assets                    $   14,079,845
                                  ==============

NET ASSETS
Accumulation units                $   13,980,364
Contracts in payout
  (annuitization) period 99,481
                                  --------------

  Total net assets                $   14,079,845
                                  ==============

FUND SHARE INFORMATION
  Number of shares                    14,079,845
                                  ==============

  Cost of investments             $   14,079,845
                                  ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                          $         9.83
                                  ==============

  Highest                         $         9.93
                                  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                     AIM Variable     AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                      Insurance        Insurance       Insurance       Insurance       Insurance       Insurance
                                        Funds            Funds           Funds           Funds           Funds           Funds
                                     Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    ---------------  --------------  --------------  --------------  --------------  --------------
                                                        AIM V. I.                                      AIM V. I.
                                       AIM V. I.        Capital        AIM V. I.     AIM V. I. Dent   Diversified      AIM V. I.
                                    Basic Value (a)   Appreciation    Core Equity     Demographics      Income          Growth
                                    ---------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $             -  $            -  $            -  $            -  $            -  $            -
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                    (48)       (387,497)        (26,534)           (135)        (14,012)       (203,598)
  Administrative expense                         (3)        (25,005)         (2,216)            (10)         (1,170)        (13,313)
                                    ---------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)                (51)       (412,502)        (28,750)           (145)        (15,182)       (216,911)
                                    ---------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                            63      17,581,530         299,932             133         205,369      22,997,461
  Cost of investments sold                       64      17,887,443         321,650             132         210,093      23,463,428
                                    ---------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                             (1)       (305,913)        (21,718)              1          (4,724)       (465,967)

Realized gain distributions                       -               -               -               -               -               -
                                    ---------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)                  (1)       (305,913)        (21,718)              1          (4,724)       (465,967)
Change in unrealized gains (losses)            (137)       (762,423)         59,356            (493)         64,175          41,570
                                    ---------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments            (138)     (1,068,336)         37,638            (492)         59,451        (424,397)
                                    ---------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $          (189) $   (1,480,838) $        8,888  $         (637) $       44,269  $     (641,308)
                                    ===============  ==============  ==============  ==============  ==============  ==============

(a) For period beginning April 30, 2004 and ended September 30, 2004

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                                                      AIM Variable    AIM Variable    AIM Variable
                                     AIM Variable    AIM Variable     AIM Variable     Insurance       Insurance       Insurance
                                      Insurance       Insurance        Insurance         Funds           Funds           Funds
                                        Funds           Funds            Funds         Series II       Series II       Series II
                                     Sub-Account     Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    --------------  ---------------  --------------  --------------  --------------  --------------
                                                                                                       AIM V. I.
                                       AIM V. I.       AIM V. I.                                        Capital        AIM V. I.
                                    International       Mid Cap        AIM V. I.       AIM V. I.      Appreciation    Mid Cap Core
                                        Growth      Core Equity (a)  Premier Equity  Basic Value II        II        Equity II (a)
                                    --------------  ---------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $            -  $             -  $            -  $            -  $            -  $            -
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk               (12,427)          (5,135)       (552,166)       (138,104)        (62,844)         (2,548)
  Administrative expense                    (1,033)            (332)        (36,291)        (16,820)         (7,873)           (304)
                                    --------------  ---------------  --------------  --------------  --------------  --------------
    Net investment income (loss)           (13,460)          (5,467)       (588,457)       (154,924)        (70,717)         (2,852)
                                    --------------  ---------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                       93,151        5,671,395      25,696,544       1,219,587         491,784          47,659
  Cost of investments sold                  98,116        5,662,419      27,325,774       1,150,056         477,888          48,776
                                    --------------  ---------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                        (4,965)           8,976      (1,629,230)         69,531          13,896          (1,117)

Realized gain distributions                      -                -               -               -               -               -
                                    --------------  ---------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)             (4,965)           8,976      (1,629,230)         69,531          13,896          (1,117)
Change in unrealized gains (losses)        106,146           11,739         366,063        (232,494)       (235,403)          7,876
                                    --------------  ---------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments        101,181           20,715      (1,263,167)       (162,963)       (221,507)          6,759
                                    --------------  ---------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $       87,721  $        15,248  $   (1,851,624) $     (317,887) $     (292,224) $        3,907
                                    ==============  ===============  ==============  ==============  ==============  ==============

(a) For period beginning April 30, 2004 and ended September 30, 2004

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                        Alliance        Alliance        Alliance        Alliance
                                      AIM Variable     Bernstein       Bernstein       Bernstein       Bernstein        Fidelity
                                       Insurance        Variable        Variable        Variable        Variable        Variable
                                         Funds          Product         Product         Product         Product        Insurance
                                       Series II      Series Fund     Series Fund     Series Fund     Series Fund    Products Fund
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                        Alliance                        Alliance
                                       AIM V. I.        Alliance       Bernstein        Alliance       Bernstein
                                        Premier        Bernstein        Growth &       Bernstein       Small Cap
                                       Equity II         Growth          Income      Premier Growth      Value       VIP Contrafund
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $            -  $            -  $    1,568,389  $            -  $       15,046  $       21,396
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                (35,334)       (443,862)     (2,431,062)       (481,302)       (212,622)        (59,857)
  Administrative expense                     (4,112)        (36,395)       (175,600)        (36,309)        (25,280)         (4,929)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)            (39,446)       (480,257)     (1,038,273)       (517,611)       (222,856)        (43,390)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                       619,774      19,170,700      39,102,951      16,974,180       1,086,370         654,779
  Cost of investments sold                  586,018      19,113,692      36,879,126      18,152,534         983,359         579,002
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                         33,756          57,008       2,223,825      (1,178,354)        103,011          75,777

Realized gain distributions                       -               -               -               -         451,392               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)              33,756          57,008       2,223,825      (1,178,354)        554,403          75,777
Change in unrealized gains (losses)        (124,451)         56,521        (565,811)        299,561         538,832         267,919
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments         (90,695)        113,529       1,658,014        (878,793)      1,093,235         343,696
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $     (130,141) $     (366,728) $      619,741  $   (1,396,404) $      870,379  $      300,306
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                                                                                        Fidelity
                                                                                                                        Variable
                                        Fidelity        Fidelity        Fidelity        Fidelity        Fidelity       Insurance
                                        Variable        Variable        Variable        Variable        Variable     Products Fund
                                       Insurance       Insurance       Insurance       Insurance       Insurance        (Service
                                     Products Fund   Products Fund   Products Fund   Products Fund   Products Fund      Class 2)
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                                                                           VIP
                                                                                                                     Equity-Income
                                                        VIP High                     VIP Investment                     (Service
                                       VIP Growth        Income      VIP Index 500     Grade Bond     VIP Overseas      Class 2)
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $       13,500  $      123,540  $       92,354  $      211,824  $       20,810  $           31
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                (47,688)        (15,197)        (64,599)        (47,193)        (16,278)            (23)
  Administrative expense                     (3,944)         (1,261)         (5,373)         (3,970)         (1,367)             (2)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)            (38,132)        107,082          22,382         160,661           3,165               6
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                       751,217         145,753         906,695       1,099,953         218,246              42
  Cost of investments sold                  824,092         145,933         862,033       1,104,237         220,410              38
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                        (72,875)           (180)         44,662          (4,284)         (2,164)              4

Realized gain distributions                       -               -               -         152,365               -               8
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)             (72,875)           (180)         44,662         148,081          (2,164)             12
Change in unrealized gains (losses)        (207,238)        (43,395)        (48,792)       (191,205)        (30,928)             (2)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments        (280,113)        (43,575)         (4,130)        (43,124)        (33,092)             10
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $     (318,245) $       63,507  $       18,252  $      117,537  $      (29,927) $           16
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                        Fidelity        Fidelity
                                        Variable        Variable        Franklin        Franklin        Franklin        Franklin
                                       Insurance       Insurance       Templeton       Templeton       Templeton       Templeton
                                     Products Fund   Products Fund      Variable        Variable        Variable        Variable
                                        (Service        (Service       Insurance       Insurance       Insurance       Insurance
                                        Class 2)        Class 2)     Products Trust  Products Trust  Products Trust  Products Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                     VIP Investment                     Franklin
                                       Grade Bond     VIP Overseas     Growth and                       Franklin
                                        (Service        (Service         Income      Franklin High       Income         Franklin
                                        Class 2)        Class 2)     Securities (b)    Income (a)    Securities (a)    Small Cap
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $        1,018  $           71  $    1,463,345  $       85,454  $       54,394  $            -
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                   (261)            (73)       (576,062)        (18,001)        (31,781)        (36,130)
  Administrative expense                        (19)             (5)        (75,948)         (1,998)         (3,521)         (4,724)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)                738              (7)        811,335          65,455          19,092         (40,854)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                         1,028              79       5,195,531      14,875,384       1,848,991         457,975
  Cost of investments sold                    1,057              72       4,761,557      14,830,697       1,830,372         342,731
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                            (29)              7         433,974          44,687          18,619         115,244

Realized gain distributions                     759               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)                 730               7         433,974          44,687          18,619         115,244
Change in unrealized gains (losses)            (988)           (130)       (138,778)        100,505         361,173         (61,984)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments            (258)           (123)        295,196         145,192         379,792          53,260
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $          480  $         (130) $    1,106,531  $      210,647  $      398,884  $       12,406
                                     ==============  ==============  ==============  ==============  ==============  ==============

(a) For period beginning April 30, 2004 and ended September 30, 2004 (b) Amounts have been restated to reflect the combination of Allstate Financial
     Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                        Franklin        Franklin        Franklin        Franklin        Franklin        Franklin
                                       Templeton       Templeton       Templeton       Templeton       Templeton       Templeton
                                        Variable        Variable        Variable        Variable        Variable        Variable
                                       Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                     Products Trust  Products Trust  Products Trust  Products Trust  Products Trust  Products Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                               Franklin Templeton
                                       Small Cap                                       Developing      Templeton       Templeton
                                         Value       Franklin U.S.   Mutual Shares      Markets         Foreign      Global Income
                                     Securities (b)  Government (a)  Securities (b)  Securities (b)  Securities (b)    Securities
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $       53,021  $       20,205  $      377,564  $      170,320  $      193,390  $      311,498
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk               (301,735)         (7,190)       (501,684)       (101,852)       (193,428)        (30,165)
  Administrative expense                    (38,950)         (1,030)        (64,782)        (12,938)        (24,507)         (3,973)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)           (287,664)         11,985        (188,902)         55,530         (24,545)        277,360
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                     4,895,442         188,126       5,590,869       3,189,317       7,252,680         507,985
  Cost of investments sold                4,451,987         187,248       5,187,584       2,891,050       7,078,334         493,578
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                        443,455             878         403,285         298,267         174,346          14,407

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)             443,455             878         403,285         298,267         174,346          14,407
Change in unrealized gains (losses)       2,140,826          20,735         833,105         312,859         363,188        (214,274)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments       2,584,281          21,613       1,236,390         611,126         537,534        (199,867)
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $    2,296,617  $       33,598  $    1,047,488  $      666,656  $      512,989  $       77,493
                                     ==============  ==============  ==============  ==============  ==============  ==============

(a) For period beginning April 30, 2004 and ended September 30, 2004 (b) Amounts have been restated to reflect the combination of Allstate Financial
     Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                          Janus
                               Aspen Series Lazard
                                         Janus          (Service     Retirement    LSA Variable    LSA Variable    LSA Variable
                                      Aspen Series       Shares)    Series, Inc.   Series Trust    Series Trust    Series Trust
                                      Sub-Account      Sub-Account  Sub-Account    Sub-Account     Sub-Account     Sub-Account
                                    ----------------  ------------  ------------  --------------  --------------  --------------
                                                      Foreign Stock
                                       Capital          (Service      Emerging    LSA Aggressive       LSA             LSA
                                    Appreciation (a)   Shares) (c)     Markets    Growth (b) (d)   Balanced (e)   Basic Value (f)
                                    ----------------  ------------  ------------  --------------  --------------  ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $             17  $         65  $         52  $            -  $           10  $             -
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                     (97)         (365)          (79)        (66,808)            (42)             (39)
  Administrative expense                          (7)          (26)           (6)         (6,231)             (3)              (3)
                                    ----------------  ------------  ------------  --------------  --------------  ---------------
    Net investment income (loss)                 (87)         (326)          (33)        (73,039)            (35)             (42)
                                    ----------------  ------------  ------------  --------------  --------------  ---------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                            109           424            79      13,737,561           9,036            8,452
  Cost of investments sold                       110           372            47      12,529,093           8,773            7,242
                                    ----------------  ------------  ------------  --------------  --------------  ---------------

    Realized gains (losses)
      on fund shares                              (1)           52            32       1,208,468             263            1,210

Realized gain distributions                        -             -             -         835,047             378                9
                                    ----------------  ------------  ------------  --------------  --------------  ---------------
    Net realized gains (losses)                   (1)           52            32       2,043,515             641            1,219
Change in unrealized gains (losses)              332         1,796           660      (1,730,478)           (505)          (1,062)
                                    ----------------  ------------  ------------  --------------  --------------  ---------------
    Net realized and unrealized
      gains (losses) on investments              331         1,848           692         313,037             136              157
                                    ----------------  ------------  ------------  --------------  --------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $            244  $      1,522  $        659  $      239,998  $          101  $           115
                                    ================  ============  ============  ==============  ==============  ===============

(a) For period beginning April 30, 2004 and ended September 30, 2004 (b) Amounts have been restated to reflect the combination of Allstate Financial
     Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(c) Previously known as International Value (Service Shares) (d) On April 30, 2004, LSA Aggressive Growth merged into Van Kampen LIT
     Aggressive Growth (Class II)
(e) On April 30, 2004, LSA Balanced merged into OpCap Balanced (f) On April 30, 2004, LSA Basic Value merged into AIM V. I. Basic Value

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                     LSA Variable    LSA Variable    LSA Variable  LSA Variable     LSA Variable     LSA Variable
                                     Series Trust    Series Trust    Series Trust  Series Trust     Series Trust     Series Trust
                                     Sub-Account     Sub-Account     Sub-Account   Sub-Account      Sub-Account      Sub-Account
                                    -------------  ----------------  ------------  ------------  -----------------  --------------
                                                                                       LSA
                                         LSA         LSA Capital     LSA Capital    Diversified     LSA Emerging      LSA Equity
                                    Blue Chip (g)  Appreciation (h)   Growth (i)    Mid Cap (j)  Growth Equity (k)  Growth (b) (l)
                                    -------------  ----------------  ------------  ------------  -----------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $           -  $              -  $          -  $          1  $               -  $            -
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                  (77)              (79)           (7)          (52)               (41)        (23,560)
  Administrative expense                       (5)               (6)            -            (4)                (3)         (2,924)
                                    -------------  ----------------  ------------  ------------  -----------------  --------------
    Net investment income (loss)              (82)              (85)           (7)          (55)               (44)        (26,484)
                                    -------------  ----------------  ------------  ------------  -----------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                      16,221            16,817         1,525        10,940              8,877       5,811,667
  Cost of investments sold                 15,907            16,473         1,484        10,090              8,432       5,517,425
                                    -------------  ----------------  ------------  ------------  -----------------  --------------

    Realized gains (losses)
      on fund shares                          314               344            41           850                445         294,242

Realized gain distributions                     -                 -             -           523                  -               -
                                    -------------  ----------------  ------------  ------------  -----------------  --------------
    Net realized gains (losses)               314               344            41         1,373                445         294,242
Change in unrealized gains (losses)          (581)              (54)          (29)       (1,303)                40        (286,727)
                                    -------------  ----------------  ------------  ------------  -----------------  --------------
    Net realized and unrealized
      gains (losses) on investments          (267)              290            12            70                485           7,515
                                    -------------  ----------------  ------------  ------------  -----------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $        (349) $            205  $          5  $         15  $             441  $      (18,969)
                                    =============  ================  ============  ============  =================  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(g)  On April 30, 2004, LSA Blue Chip merged into Van Kampen UIF Equity Growth
     (h) On April 30, 2004, LSA Capital Appreciation merged into Capital Appreciation
(i)  On April 30, 2004, LSA Capital Growth merged into Van Kampen UIF Equity
     Growth
(j) On April 30, 2004, LSA Diversified Mid Cap merged into Van Kampen UIF U.S. Mid Cap Value
(k) On April 30, 2004, LSA Emerging Growth Equity merged into Van Kampen LIT Aggressive Growth (Class II)
(l)  On April 30, 2004, LSA Equity Growth merged into Van Kampen UIF Equity
     Growth

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                                        MFS Variable   MFS Variable    MFS Variable   MFS Variable
                                       LSA Variable     LSA Variable     Insurance       Insurance      Insurance      Insurance
                                       Series Trust     Series Trust       Trust           Trust          Trust          Trust
                                       Sub-Account      Sub-Account     Sub-Account     Sub-Account    Sub-Account    Sub-Account
                                    -----------------  --------------  -------------  --------------  -------------  --------------
                                         LSA Mid         LSA Value                         MFS        MFS Investors     MFS New
                                    Cap Value (b) (m)    Equity (n)       MFS Bond      High Income       Trust        Discovery
                                    -----------------  --------------  -------------  --------------  -------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $        4,519     $           14  $     187,547  $       41,545  $      15,681  $            -
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk               (68,366)               (34)       (27,838)         (8,323)       (22,732)        (29,743)
  Administrative expense                    (8,452)                (2)        (2,323)           (670)        (1,877)         (2,450)
                                    --------------     --------------  -------------  --------------  -------------  --------------
    Net investment income (loss)           (72,299)               (22)       157,386          32,552         (8,928)        (32,193)
                                    --------------     --------------  -------------  --------------  -------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                   15,584,114              7,141        404,246          95,125        242,805         344,106
  Cost of investments sold              15,259,122              6,822        404,662          92,559        259,822         369,533
                                    --------------     --------------  -------------  --------------  -------------  --------------

    Realized gains (losses)
      on fund shares                       324,992                319           (416)          2,566        (17,017)        (25,427)

Realized gain distributions                751,492                  -              -               -              -               -
                                    --------------     --------------  -------------  --------------  -------------  --------------
    Net realized gains (losses)          1,076,484                319           (416)          2,566        (17,017)        (25,427)
Change in unrealized gains (losses)     (1,065,295)              (293)       (58,627)          1,464         15,310        (208,757)
                                    --------------     --------------  -------------  --------------  -------------  --------------
    Net realized and unrealized
      gains (losses) on investments         11,189                 26        (59,043)          4,030         (1,707)       (234,184)
                                    --------------     --------------  -------------  --------------  -------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $      (61,110)    $            4  $      98,343  $       36,582  $     (10,635) $     (266,377)
                                    ==============     ==============  =============  ==============  =============  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(m) On April 30, 2004, LSA Mid Cap Value merged into Van Kampen UIF U.S. Mid Cap Value
(n)  On April 30, 2004, LSA Value Equity merged into Investors

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                      MFS Variable    MFS Variable
                                       Insurance       Insurance     Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                         Trust           Trust          Variable        Variable        Variable        Variable
                                        (Service        (Service       Investment      Investment      Investment      Investment
                                         Class)          Class)          Series          Series          Series          Series
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                        MFS New
                                       Discovery     MFS Utilities
                                        (Service        (Service       Aggressive       Dividend                        European
                                         Class)          Class)          Equity          Growth          Equity          Growth
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $            -  $            2  $        3,830  $    7,109,680  $            -  $    1,985,312
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                    (52)              -        (387,703)     (7,470,917)     (5,355,568)     (1,694,598)
  Administrative expense                         (3)              -         (28,187)       (556,023)       (389,091)       (125,669)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)                (55)              2        (412,060)       (917,260)     (5,744,659)        165,045
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                            56               -      15,201,493     152,796,743     112,147,878      40,365,494
  Cost of investments sold                       60               -      18,152,152     121,278,309     161,961,527      39,781,254
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                             (4)              -      (2,950,659)     31,518,434     (49,813,649)        584,240

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)                  (4)              -      (2,950,659)     31,518,434     (49,813,649)        584,240
Change in unrealized gains (losses)            (351)             12       3,098,198     (32,019,403)     49,396,526      (6,200,329)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments            (355)             12         147,539        (500,969)       (417,123)     (5,616,089)
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $         (410) $           14  $     (264,521) $   (1,418,229) $   (6,161,782) $   (5,451,044)
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                     Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                        Variable        Variable        Variable        Variable        Variable        Variable
                                       Investment      Investment      Investment      Investment      Investment      Investment
                                         Series          Series          Series          Series          Series          Series
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                         Global
                                         Global         Dividend                                                         Limited
                                       Advantage         Growth        High Yield    Income Builder   Information       Duration
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $       99,770  $    2,986,274  $    2,865,553  $    1,159,725  $            -  $    1,789,563
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk               (237,302)     (1,999,514)       (490,337)       (479,284)        (47,855)       (576,141)
  Administrative expense                    (17,314)       (149,915)        (35,794)        (35,394)         (3,497)        (43,209)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)           (154,846)        836,845       2,339,422         645,047         (51,352)      1,170,213
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                     6,203,129      36,696,676      21,713,462      10,573,406       5,430,821      31,674,520
  Cost of investments sold                6,808,349      33,843,907      30,722,634      10,347,530       5,440,773      32,169,866
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                       (605,220)      2,852,769      (9,009,172)        225,876          (9,952)       (495,346)

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)            (605,220)      2,852,769      (9,009,172)        225,876          (9,952)       (495,346)
Change in unrealized gains (losses)         378,630        (426,741)      8,986,502         172,725        (657,475)       (652,117)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments        (226,590)      2,426,028         (22,670)        398,601        (667,427)     (1,147,463)
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $     (381,436) $    3,262,873  $    2,316,752  $    1,043,648  $     (718,779) $       22,750
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                     Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                        Variable        Variable        Variable        Variable        Variable        Variable
                                       Investment      Investment      Investment      Investment      Investment      Investment
                                         Series          Series          Series          Series          Series          Series
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                         Pacific         Quality
                                      Money Market     Growth (o)      Income Plus   S&P 500 Index     Strategist      Utilities
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $      976,486  $            -  $   13,048,253  $    1,199,010  $    4,766,634  $    3,007,182
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk             (1,938,892)        (90,935)     (3,056,883)     (1,284,088)     (3,378,711)     (1,511,064)
  Administrative expense                   (143,029)         (6,658)       (228,740)        (93,915)       (245,641)       (113,351)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)         (1,105,435)        (97,593)      9,762,630        (178,993)      1,142,282       1,382,767
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                   281,311,801      29,411,047     109,509,159      49,204,963      65,621,449      31,532,827
  Cost of investments sold              281,311,801      29,393,769     108,086,218      48,134,343      62,095,508      38,016,048
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                              -          17,278       1,422,941       1,070,620       3,525,941      (6,483,221)

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)                   -          17,278       1,422,941       1,070,620       3,525,941      (6,483,221)
Change in unrealized gains (losses)               -       2,037,535      (3,776,943)       (826,799)         25,960      15,505,032
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments               -       2,054,813      (2,354,002)        243,821       3,551,901       9,021,811
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $   (1,105,435) $    1,957,220  $    7,408,628  $       64,828  $    4,694,183  $   10,404,578
                                     ==============  ==============  ==============  ==============  ==============  ==============

(o) For period beginning January 1, 2004 and ended April 30, 2004

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                    Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley   Morgan Stanley
                                       Variable        Variable        Variable        Variable        Variable         Variable
                                      Investment      Investment      Investment      Investment      Investment       Investment
                                        Series          Series          Series          Series          Series           Series
                                       (Class Y        (Class Y        (Class Y        (Class Y        (Class Y         (Class Y
                                       Shares)         Shares)         Shares)         Shares)         Shares)          Shares)
                                     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account      Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  ---------------
                                      Aggressive       Dividend                        European         Global          Global
                                        Equity          Growth          Equity          Growth        Advantage     Dividend Growth
                                       (Class Y        (Class Y        (Class Y        (Class Y        (Class Y        (Class Y
                                       Shares)         Shares)         Shares)         Shares)         Shares)         Shares)
                                    --------------  --------------  --------------  --------------  --------------  ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $            -  $      958,154  $            -  $      377,763  $       29,632  $       772,188
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk              (294,564)     (1,442,387)     (1,204,040)       (445,993)       (122,665)        (654,896)
  Administrative expense                   (20,411)       (108,364)        (89,560)        (33,164)         (9,290)         (50,779)
                                    --------------  --------------  --------------  --------------  --------------  ---------------
    Net investment income (loss)          (314,975)       (592,597)     (1,293,600)       (101,394)       (102,323)          66,513
                                    --------------  --------------  --------------  --------------  --------------  ---------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                    3,714,399      11,753,822      15,038,538       8,475,999       1,010,467        4,072,552
  Cost of investments sold               3,775,236      11,193,725      17,314,118       8,443,870       1,093,249        3,546,533
                                    --------------  --------------  --------------  --------------  --------------  ---------------

    Realized gains (losses)
      on fund shares                       (60,837)        560,097      (2,275,580)         32,129         (82,782)         526,019

Realized gain distributions                      -               -               -               -               -                -
                                    --------------  --------------  --------------  --------------  --------------  ---------------
    Net realized gains (losses)            (60,837)        560,097      (2,275,580)         32,129         (82,782)         526,019
Change in unrealized gains (losses)        144,343        (728,854)      1,998,669      (1,256,738)        (83,747)        (147,074)
                                    --------------  --------------  --------------  --------------  --------------  ---------------
    Net realized and unrealized
      gains (losses) on investments         83,506        (168,757)       (276,911)     (1,224,609)       (166,529)         378,945
                                    --------------  --------------  --------------  --------------  --------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $     (231,469) $     (761,354) $   (1,570,511) $   (1,326,003) $     (268,852) $       445,458
                                    ==============  ==============  ==============  ==============  ==============  ===============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                     Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                        Variable        Variable        Variable        Variable        Variable        Variable
                                       Investment      Investment      Investment      Investment      Investment      Investment
                                         Series          Series          Series          Series          Series          Series
                                        (Class Y        (Class Y        (Class Y        (Class Y        (Class Y        (Class Y
                                        Shares)         Shares)         Shares)         Shares)         Shares)         Shares)
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                                        Limited
                                       High Yield    Income Builder   Information       Duration      Money Market   Pacific Growth
                                       (Class Y        (Class Y        (Class Y        (Class Y        (Class Y        (Class Y
                                        Shares) Shares) Shares) Shares) Shares)
Shares) (o)
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $    1,984,503  $    1,003,524  $            -  $    3,700,210  $      261,760  $            -
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk               (433,469)       (521,352)       (156,309)     (1,531,339)       (955,990)        (39,417)
  Administrative expense                    (35,241)        (40,274)        (11,798)       (116,299)        (76,800)         (3,071)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)          1,515,793         441,898        (168,107)      2,052,572        (771,030)        (42,488)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                     8,474,003       5,851,838       1,766,240      29,005,437      74,426,271       8,822,389
  Cost of investments sold                8,732,904       5,437,424       1,815,520      29,649,744      74,426,271       7,719,297
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                       (258,901)        414,414         (49,280)       (644,307)              -       1,103,092

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)            (258,901)        414,414         (49,280)       (644,307)              -       1,103,092
Change in unrealized gains (losses)         189,548        (128,720)     (1,592,860)     (1,987,357)              -        (407,869)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments         (69,353)        285,694      (1,642,140)     (2,631,664)              -         695,223
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $    1,446,440  $      727,592  $   (1,810,247) $     (579,092) $     (771,030) $      652,735
                                     ==============  ==============  ==============  ==============  ==============  ==============

(o) For period beginning January 1, 2004 and ended April 30, 2004

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
           Morgan Stanley Morgan Stanley Morgan Stanley Morgan Stanley
                       Variable Variable Variable Variable
                   Investment Investment Investment Investment
                                         Series          Series          Series          Series       Oppernheimer    Oppernheimer
                                        (Class Y        (Class Y        (Class Y        (Class Y        Variable        Variable
                                        Shares)         Shares)         Shares)         Shares)      Account Funds   Account Funds
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                        Quality
                                      Income Plus    S&P 500 Index     Strategist      Utilities                       Oppenheimer
                                        (Class Y        (Class Y        (Class Y        (Class Y      Oppenheimer       Capital
                                        Shares)         Shares)         Shares)         Shares)           Bond        Appreciation
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $    5,891,674  $    1,132,599  $    1,111,484  $      465,309  $      235,448  $       21,107
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk             (1,728,958)     (1,637,847)     (1,072,523)       (306,592)        (46,213)        (61,119)
  Administrative expense                   (130,750)       (127,758)        (77,471)        (21,732)         (3,828)         (5,059)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)          4,031,966        (633,006)        (38,510)        136,985         185,407         (45,071)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                    21,895,210      12,686,220       9,105,281       3,388,179         429,869         448,492
  Cost of investments sold               21,834,033      11,955,428       8,572,019       4,274,687         427,941         503,370
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                         61,177         730,792         533,262        (886,508)          1,928         (54,878)

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)              61,177         730,792         533,262        (886,508)          1,928         (54,878)
Change in unrealized gains (losses)      (1,239,546)       (532,326)        275,439       2,382,009         (38,132)        (79,012)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments      (1,178,369)        198,466         808,701       1,495,501         (36,204)       (133,890)
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $    2,853,597  $     (434,540) $      770,191  $    1,632,486  $      149,203  $     (178,961)
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                                                       Oppenheimer     Oppenheimer     Oppenheimer
                                                                                        Variable        Variable        Variable
                                      Oppernheimer    Oppernheimer    Oppernheimer   Account Funds   Account Funds   Account Funds
                                        Variable        Variable        Variable     (Service Class  (Service Class  (Service Class
                                     Account Funds   Account Funds   Account Funds      ("SC"))         ("SC"))         ("SC"))
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                       Oppenheimer                                     Oppenheimer
                                      Oppenheimer                      Main Street     Oppenheimer     Oppenheimer       Capital
                                         Global       Oppenheimer      Small Cap       Aggressive       Balanced      Appreciation
                                       Securities     High Income        Growth      Growth (SC) (b)  (SC) (b) (p)      (SC) (b)
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $       75,008  $      107,039  $            -  $            -  $      207,647  $       55,357
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                (52,739)        (16,378)        (32,344)       (106,167)       (271,992)       (300,208)
  Administrative expense                     (4,395)         (1,344)         (2,716)        (13,814)        (35,679)        (38,565)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)             17,874          89,317         (35,060)       (119,981)       (100,024)       (283,416)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                       472,975         132,130         264,927       1,182,137       1,707,724       5,585,807
  Cost of investments sold                  454,806         134,038         216,156       1,098,638       1,579,351       5,455,322
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                         18,169          (1,908)         48,771          83,499         128,373         130,485

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)              18,169          (1,908)         48,771          83,499         128,373         130,485
Change in unrealized gains (losses)          46,880         (13,159)        102,311         441,777         170,535        (851,083)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments          65,049         (15,067)        151,082         525,276         298,908        (720,598)
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $       82,923  $       74,250  $      116,022  $      405,295  $      198,884  $   (1,004,014)
                                     ==============  ==============  ==============  ==============  ==============  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(p)  Previously known as Oppenheimer Multiple Strategies (SC)

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                      Oppenheimer     Oppenheimer     Oppenheimer     Oppenheimer     Oppenheimer
                                        Variable        Variable        Variable        Variable        Variable
                                     Account Funds   Account Funds   Account Funds   Account Funds   Account Funds   PIMCO Advisors
                                     (Service Class  (Service Class  (Service Class  (Service Class  (Service Class     Variable
                                        ("SC")) ("SC")) ("SC")) ("SC")) ("SC"))
                                      Insurance Trust Sub-Account Sub-Account
                                      Sub-Account Sub-Account Sub-Account
                                      Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                      Oppenheimer                                      Oppenheimer
                                         Global       Oppenheimer      Oppenheimer     Main Street     Oppenheimer
                                       Securities         High            Main         Small Cap       Strategic         OpCap
                                        (SC) (b)     Income (SC) (b) Street (SC) (b) Growth (SC) (b) Bond (SC) (b)    Balanced (a)
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $      218,897  $    1,100,940  $      290,195  $            -  $    2,080,848  $            -
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk               (224,007)       (229,353)       (492,543)       (216,860)       (539,770)            (53)
  Administrative expense                    (29,087)        (29,935)        (63,453)        (28,044)        (70,766)             (3)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)            (34,197)        841,652        (265,801)       (244,904)      1,470,312             (56)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                     3,166,410       3,424,921       5,015,753       5,334,491       4,142,036              56
  Cost of investments sold                3,024,049       3,290,863       4,518,206       4,963,499       4,061,885              56
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                        142,361         134,058         497,547         370,992          80,151               -

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)             142,361         134,058         497,547         370,992          80,151               -
Change in unrealized gains (losses)         (83,339)        (78,106)       (777,463)        319,309        (118,080)            285
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments          59,022          55,952        (279,916)        690,301         (37,929)            285
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $       24,825  $      897,604  $     (545,717) $      445,397  $    1,432,383  $          229
                                     ==============  ==============  ==============  ==============  ==============  ==============

(a) For period beginning April 30, 2004 and ended September 30, 2004 (b) Amounts have been restated to reflect the combination of Allstate Financial
     Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                     PIMCO Advisors  PIMCO Advisors  PIMCO Variable  PIMCO Variable  PIMCO Variable
                                        Variable        Variable       Insurance       Insurance       Insurance         Putnam
                                     Insurance Trust Insurance Trust     Trust           Trust           Trust       Variable Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                          PEA                                                          VT American
                                         OpCap        Science and                                         PIMCO        Government
                                       Small Cap       Technology     Foreign Bond    Money Market    Total Return       Income
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $            1  $            -  $           25  $           79  $           16  $    2,851,382
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                    (16)             (6)            (19)           (160)            (13)       (768,705)
  Administrative expense                          -               -               -             (11)              -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)                (15)             (6)              6             (92)              3       2,082,677
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                            18               4              20             457              14      20,139,590
  Cost of investments sold                       16               5              20             457              14      20,249,686
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                              2              (1)              -               -               -        (110,096)

Realized gain distributions                       -               -               -               -               -       1,166,183
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)                   2              (1)              -               -               -       1,056,087
Change in unrealized gains (losses)              59            (114)             22               -              26      (2,367,782)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments              61            (115)             22               -              26      (1,311,695)
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $           46  $         (121) $           28  $          (92) $           29  $      770,982
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                         Putnam          Putnam          Putnam          Putnam          Putnam          Putnam
                                     Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                                                                      VT The George
                                       VT Capital      VT Capital     VT Discovery   VT Diversified        VT         Putnam Fund
                                      Appreciation   Opportunities       Growth          Income      Equity Income   of Boston (b)
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $            -  $            -  $            -  $    8,534,042  $            -  $    4,101,175
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk               (162,471)        (21,713)       (196,907)       (920,583)       (138,581)     (2,153,698)
  Administrative expense                          -               -               -               -               -         (55,130)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)           (162,471)        (21,713)       (196,907)      7,613,459        (138,581)      1,892,347
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                     2,037,841         452,915       2,219,058      11,376,986       1,047,387      19,761,167
  Cost of investments sold                1,947,077         434,347       1,971,163      11,503,531         980,324      18,711,271
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                         90,764          18,568         247,895        (126,545)         67,063       1,049,896

Realized gain distributions                       -          21,785               -               -          16,993               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)              90,764          40,353         247,895        (126,545)         84,056       1,049,896
Change in unrealized gains (losses)          69,428          33,818      (1,147,394)     (3,781,719)        194,155        (762,668)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments         160,192          74,171        (899,499)     (3,908,264)        278,211         287,228
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $       (2,279) $       52,458  $   (1,096,406) $    3,705,195  $      139,630  $    2,179,575
                                     ==============  ==============  ==============  ==============  ==============  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                     Putnam          Putnam          Putnam          Putnam          Putnam           Putnam
                                 Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust   Variable Trust
                                  Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account       Sub-Account
                                 --------------  --------------  --------------  --------------  --------------  -----------------
                                       VT
                                  Global Asset         VT        VT Growth and     VT Growth       VT Health
                                 Allocation (b)  Global Equity     Income (b)    Opportunities    Sciences (b)   VT High Yield (b)
                                 --------------  --------------  --------------  --------------  --------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                        $      747,853  $    1,134,308  $    9,863,263  $            -  $      145,698  $       7,995,851
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk           (269,702)       (555,059)     (6,257,485)       (285,444)       (815,134)          (999,245)
  Administrative expense                 (8,732)              -        (103,959)              -         (11,333)           (34,400)
                                 --------------  --------------  --------------  --------------  --------------  -----------------
    Net investment income
      (loss)                            469,419         579,249       3,501,819        (285,444)       (680,769)         6,962,206
                                 --------------  --------------  --------------  --------------  --------------  -----------------

NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON
  INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                 2,376,740       5,954,894      70,232,347       3,706,570       9,882,625         35,154,668
  Cost of investments sold            2,473,420      10,289,498      70,657,936       5,510,848      10,650,106         35,030,272
                                 --------------  --------------  --------------  --------------  --------------  -----------------

    Realized gains (losses)
      on fund shares                    (96,680)     (4,334,604)       (425,589)     (1,804,278)       (767,481)           124,396

Realized gain distributions                   -               -               -               -               -                  -
                                 --------------  --------------  --------------  --------------  --------------  -----------------
    Net realized gains (losses)         (96,680)     (4,334,604)       (425,589)     (1,804,278)       (767,481)           124,396
Change in unrealized gains
  (losses)                             (187,265)      4,141,309       3,378,584         213,940        (288,732)        (2,486,000)
                                 --------------  --------------  --------------  --------------  --------------  -----------------
    Net realized and unrealized
      gains (losses) on
      investments                      (283,945)       (193,295)      2,952,995      (1,590,338)     (1,056,213)        (2,361,604)
                                 --------------  --------------  --------------  --------------  --------------  -----------------

INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS         $      185,474  $      385,954  $    6,454,814  $   (1,875,782) $   (1,736,982) $       4,600,602
                                 ==============  ==============  ==============  ==============  ==============  =================

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                     Putnam          Putnam          Putnam          Putnam           Putnam           Putnam
                                 Variable Trust  Variable Trust  Variable Trust  Variable Trust   Variable Trust   Variable Trust
                                  Sub-Account     Sub-Account     Sub-Account     Sub-Account       Sub-Account      Sub-Account
                                 --------------  --------------  --------------  --------------  ---------------   --------------
                                                                       VT              VT
                                                       VT         International   International
                                                  International    Growth and         New                                VT
                                 VT Income (b)     Equity (b)      Income (b)    Opportunities   VT Investors (b)  Mid Cap Value
                                 --------------  --------------  --------------  --------------  ----------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                        $    8,098,922  $    3,322,174  $      521,040  $      277,444  $        810,880  $            -
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk         (2,065,335)     (2,387,725)       (408,971)       (283,095)       (1,719,268)        (46,516)
  Administrative expense                (60,291)        (89,771)             (3)              -           (12,245)              -
                                 --------------  --------------  --------------  --------------  ----------------  --------------
    Net investment income
      (loss)                          5,973,296         844,678         112,066          (5,651)         (920,633)        (46,516)
                                 --------------  --------------  --------------  --------------  ----------------  --------------

NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON
  INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                31,726,383      30,728,380       5,511,324       2,906,823        18,019,205         639,348
  Cost of investments sold           31,431,297      32,203,408       5,463,675       3,505,777        24,403,862         610,886
                                 --------------  --------------  --------------  --------------  ----------------  --------------

    Realized gains (losses)
      on fund shares                    295,086      (1,475,028)         47,649        (598,954)       (6,384,657)         28,462

Realized gain distributions                   -               -               -               -                 -          21,131
                                 --------------  --------------  --------------  --------------  ----------------  --------------
    Net realized gains (losses)         295,086      (1,475,028)         47,649        (598,954)       (6,384,657)         49,593
Change in unrealized gains
  (losses)                           (1,390,460)        557,442       1,640,498         383,223         7,001,491          91,146
                                 --------------  --------------  --------------  --------------  ----------------  --------------
    Net realized and unrealized
      gains (losses) on
      investments                    (1,095,374)       (917,586)      1,688,147        (215,731)          616,834         140,739
                                 --------------  --------------  --------------  --------------  ----------------  --------------

INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS         $    4,877,922  $      (72,908) $    1,800,213  $     (221,382) $       (303,799) $       94,223
                                 ==============  ==============  ==============  ==============  ================  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                        Putnam         Putnam           Putnam           Putnam          Putnam          Putnam
                                    Variable Trust Variable Trust   Variable Trust   Variable Trust  Variable Trust  Variable Trust
                                     Sub-Account    Sub-Account      Sub-Account      Sub-Account     Sub-Account     Sub-Account
                                    -------------- -------------- ------------------ --------------  --------------- --------------
                                                                                        VT OTC &
                                       VT Money        VT New         VT New            Emerging                      VT Small Cap
                                      Market (b)   Opportunities(b)  Value (b)           Growth      VT Research (b)   Value (b)
                                    -------------- -------------- ------------------ --------------  --------------- --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $      301,349 $            -   $    1,039,261   $            -  $            -  $      564,002
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk              (852,855)    (1,318,183)      (1,248,713)        (339,610)     (1,072,172)     (1,674,990)
  Administrative expense                   (40,665)       (14,792)         (20,800)               -         (12,007)        (30,891)
                                    -------------- --------------   --------------   --------------  --------------  --------------
    Net investment income (loss)          (592,171)    (1,332,975)        (230,252)        (339,610)     (1,084,179)     (1,141,879)
                                    -------------- --------------   --------------   --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                   75,053,247     19,116,160       10,882,228        3,828,226      16,128,451      27,476,190
  Cost of investments sold              75,053,247     31,972,799        9,587,501        7,483,884      17,644,241      20,579,827
                                    -------------- --------------   --------------   --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                             -    (12,856,639)       1,294,727       (3,655,658)     (1,515,790)      6,896,363

Realized gain distributions                      -              -                -                -               -               -
                                    -------------- --------------   --------------   --------------  --------------  --------------
    Net realized gains (losses)                  -    (12,856,639)       1,294,727       (3,655,658)     (1,515,790)      6,896,363
Change in unrealized gains (losses)              -     10,180,380        3,196,432        1,791,904      (1,025,694)      8,302,927
                                    -------------- --------------   --------------   --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments              -     (2,676,259)       4,491,159       (1,863,754)     (2,541,484)     15,199,290
                                    -------------- --------------   --------------   --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $     (592,171)$   (4,009,234)  $    4,260,907   $   (2,203,364) $   (3,625,663) $   14,057,411
                                    ============== ==============   ==============   ==============  ==============  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                                                                         Salomon         Salomon
                                                                                                        Brothers        Brothers
                                                                                                        Variable        Variable
                                         Putnam          Putnam          Putnam          Rydex           Series          Series
                                     Variable Trust  Variable Trust  Variable Trust  Variable Trust    Funds Inc.      Funds Inc.
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                      VT Utilities
                                       Growth and                                                                       Variable
                                       Income (b)     VT Vista (b)   VT Voyager (b)    Rydex OTC     Investors (a)      All Cap
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $      932,206  $            -  $      968,174  $            -  $            -  $            2
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk               (423,005)       (905,269)     (4,009,299)              -             (43)            (62)
  Administrative expense                     (6,724)        (16,583)       (111,947)              -              (3)             (5)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)            502,477        (921,852)     (3,153,072)              -             (46)            (65)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                     5,506,908       9,859,808      50,072,258               -              42              64
  Cost of investments sold                6,734,742      13,852,690      69,095,937               -              42              58
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                     (1,227,834)     (3,992,882)    (19,023,679)              -               -               6

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)          (1,227,834)     (3,992,882)    (19,023,679)              -               -               6
Change in unrealized gains (losses)       3,779,948       7,472,213       4,470,070              (3)            113              (9)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments       2,552,114       3,479,331     (14,553,609)             (3)            113              (3)
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $    3,054,591  $    2,557,479  $  (17,706,681) $           (3) $           67  $          (68)
                                     ==============  ==============  ==============  ==============  ==============  ==============

(a) For period beginning April 30, 2004 and ended September 30, 2004 (b) Amounts have been restated to reflect the combination of Allstate Financial
     Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                      STI Classic     STI Classic     STI Classic     STI Classic     STI Classic     STI Classic
                                     Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                          STI
                                      STI Capital     STI Growth &   International   STI Investment       STI        STI Small Cap
                                      Appreciation       Income          Equity        Grade Bond    Mid-Cap Equity   Value Equity
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $            -  $        2,838  $          404  $       13,204  $        1,628  $          976
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                 (5,093)         (5,127)           (149)         (5,757)         (3,188)         (3,262)
  Administrative expense                       (593)           (693)            (18)           (748)           (407)           (458)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)             (5,686)         (2,982)            237           6,699          (1,967)         (2,744)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                        50,503          40,733           2,010          54,216          19,796          45,621
  Cost of investments sold                   48,181          40,024           2,010          54,906          18,675          43,671
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                          2,322             709               -            (690)          1,121           1,950

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)               2,322             709               -            (690)          1,121           1,950
Change in unrealized gains (losses)         (11,261)         10,654            (145)          7,465           4,765          26,314
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments          (8,939)         11,363            (145)          6,775           5,886          28,264
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $      (14,625) $        8,381  $           92  $       13,474  $        3,919  $       25,520
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                               The Universal     The Universal     The Universal     The Universal   The Universal
                              STI Classic      Institutional     Institutional     Institutional     Institutional   Institutional
                            Variable Trust      Funds, Inc.       Funds, Inc.       Funds, Inc.       Funds, Inc.     Funds, Inc.
                              Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account     Sub-Account
                            --------------  ------------------  --------------  ------------------  --------------  --------------
                                                Van Kampen        Van Kampen                        Van Kampen UIF  Van Kampen UIF
                               STI Value       UIF Emerging       UIF Equity         Van Kampen      International      Mid Cap
                             Income Stock   Markets Equity (q)  Growth (b) (r)   UIF High Yield (s)   Magnum (t)      Growth (u)
                            --------------  ------------------  --------------  ------------------  --------------  --------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                   $        3,562  $          254,078  $      118,267  $           20,382  $      858,818  $            -
Charges from Allstate Life
  Insurance Company:
  Mortality and expense
    risk                            (3,208)           (414,888)       (670,252)             (3,478)       (329,004)       (354,486)
  Administrative expense              (417)            (27,417)        (49,857)               (247)        (22,074)        (22,770)
                            --------------  ------------------  --------------  ------------------  --------------  --------------
    Net investment income
     (loss)                            (63)           (188,227)       (601,842)             16,657         507,740        (377,256)
                            --------------  ------------------  --------------  ------------------  --------------  --------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS Realized gains (losses) on
  fund shares:
  Proceeds from sales               49,389          18,879,004      18,848,302               3,956      17,971,416      19,900,570
  Cost of investments
    sold                            48,567          17,917,964      21,637,274               3,410      17,417,468      18,495,607
                            --------------  ------------------  --------------  ------------------  --------------  --------------

    Realized gains
      (losses) on fund
      shares                           822             961,040      (2,788,972)                546         553,948       1,404,963

Realized gain distributions              -                   -               -                   -               -               -
                            --------------  ------------------  --------------  ------------------  --------------  --------------
    Net realized gains
      (losses)                         822             961,040      (2,788,972)                546         553,948       1,404,963
Change in unrealized
  gains (losses)                    14,916             174,569         872,223              (2,413)       (804,869)        562,358
                            --------------  ------------------  --------------  ------------------  --------------  --------------
    Net realized and
      unrealized gains
      (losses) on
      investments                   15,738           1,135,609      (1,916,749)             (1,867)       (250,921)      1,967,321
                            --------------  ------------------  --------------  ------------------  --------------  --------------

INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS                $       15,675  $          947,382  $   (2,518,591) $           14,790  $      256,819  $    1,590,065
                            ==============  ==================  ==============  ==================  ==============  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(q) Previously known as UIF Emerging Markets Equity (r) Previously known as UIF Equity Growth (s) Previously known as UIF High Yield (t) Previously known as UIF International Magnum (u) Previously known as UIF Mid Cap Growth

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                                      The Universal   The Universal   The Universal   The Universal
                                     The Universal   The Universal    Institutional   Institutional   Institutional   Institutional
                                     Institutional   Institutional     Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.
                                      Funds, Inc.     Funds, Inc.      (Class II)      (Class II)      (Class II)      (Class II)
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                       Van Kampen      Van Kampen      Van Kampen
                                       Van Kampen      Van Kampen     UIF Emerging    UIF Emerging   UIF Equity and  Van Kampen UIF
                                    UIF U.S. Mid Cap    UIF U.S.      Markets Debt   Markets Equity      Income      Equity Growth
                                     Value (b) (v) Real Estate (w) (Class II)
(b) (Class II) (y) (Class II) (z) (Class II) (aa)
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $       31,103  $    1,043,435  $      765,096  $       43,827  $            -  $       13,771
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk             (1,434,196)       (705,489)        (97,362)        (67,681)       (109,970)       (115,584)
  Administrative expense                    (97,864)        (46,493)        (12,331)         (8,154)        (13,476)        (14,169)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)         (1,500,957)        291,453         655,403         (32,008)       (123,446)       (115,982)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                    31,146,236      19,975,700       1,632,642         921,953       1,490,621       2,056,929
  Cost of investments sold               28,775,426      17,003,620       1,625,549         835,927       1,409,921       2,027,909
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                      2,370,810       2,972,080           7,093          86,026          80,700          29,020

Realized gain distributions                       -       1,214,711         357,959               -           8,342               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)           2,370,810       4,186,791         365,052          86,026          89,042          29,020
Change in unrealized gains (losses)       1,353,818       4,064,619        (539,426)        108,107         265,914        (345,826)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments       3,724,628       8,251,410        (174,374)        194,133         354,956        (316,806)
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $    2,223,671  $    8,542,863  $      481,029  $      162,125  $      231,510  $     (432,788)
                                     ==============  ==============  ==============  ==============  ==============  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(v) Previously known as UIF Mid Cap Value (w) Previously known as UIF U. S. Real Estate
(x) Previously known as UIF Emerging Markets Debt (Class II) (y) Previously known as UIF Emerging Markets Equity (Class II) (z) Previously known as UIF Equity and Income (Class II) (aa) Previously known as UIF Equity Growth (Class II)

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                         The Universal     The Universal      The Universal     The Universal      The Universal       Van Kampen
                         Institutional     Institutional      Institutional     Institutional      Institutional          Life
                          Funds, Inc.       Funds, Inc.        Funds, Inc.       Funds, Inc.        Funds, Inc.        Investment
                          (Class II)         (Class II)        (Class II)         (Class II)        (Class II)           Trust
                          Sub-Account       Sub-Account        Sub-Account       Sub-Account        Sub-Account       Sub-Account
                      -------------------  --------------  -------------------  --------------  -------------------  --------------
                          Van Kampen                         Van Kampen UIF     Van Kampen UIF      Van Kampen
                          UIF Global       Van Kampen UIF     Small Company      U.S. Mid Cap        UIF U.S.
                           Franchise Mid Cap Growth Growth Value Real Estate
                      (Class II) (b) (ab) (Class II) (ac) (Class II) (b) (ad)
                      (Class II) (ae) (Class II) (b) (af) LIT Comstock
                      -------------------  --------------  -------------------  --------------  -------------------  --------------
NET INVESTMENT
  INCOME (LOSS)
Dividends             $                 -  $            -  $                 -  $        2,051  $           651,771  $      731,569
Charges from Allstate
  Life
  Insurance Company:
  Mortality and
    expense risk                 (200,259)       (170,715)            (215,721)       (303,362)            (371,702)       (779,752)
  Administrative
    expense                       (23,912)        (19,832)             (26,062)        (36,000)             (46,821)        (57,147)
                      -------------------  --------------  -------------------  --------------  -------------------  --------------
    Net investment
      income (loss)              (224,171)       (190,547)            (241,783)       (337,311)             233,248        (105,330)
                      -------------------  --------------  -------------------  --------------  -------------------  --------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Realized gains
  (losses) on fund shares: Proceeds from
    sales                       1,126,177       1,813,776            1,816,738       2,062,302            4,469,107      28,250,060
  Cost of
    investments
    sold                        1,060,846       1,678,004            1,711,046       1,921,738            4,105,109      25,919,276
                      -------------------  --------------  -------------------  --------------  -------------------  --------------

    Realized gains
      (losses) on
      fund shares                  65,331         135,772              105,692         140,564              363,998       2,330,784

Realized gain
  distributions                         -               -              123,402               -              768,207               -
                      -------------------  --------------  -------------------  --------------  -------------------  --------------
    Net realized
      gains (losses)               65,331         135,772              229,094         140,564            1,132,205       2,330,784
Change in unrealized
  gains (losses)                 (318,861)        752,596              543,204         594,321            3,695,922       2,459,818
                      -------------------  --------------  -------------------  --------------  -------------------  --------------
    Net realized and
      unrealized
      gains (losses)
      on investments             (253,530)        888,368              772,298         734,885            4,828,127       4,790,602
                      -------------------  --------------  -------------------  --------------  -------------------  --------------

INCREASE (DECREASE)
  IN NET ASSETS FROM
  OPERATIONS          $          (477,701) $      697,821  $           530,515  $      397,574  $         5,061,375  $    4,685,272
                      ===================  ==============  ===================  ==============  ===================  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(ab) Previously known as UIF Global Franchise (Class II) (ac) Previously known as UIF Mid Cap Growth (Class II) (ad) Previously known as UIF Small Company Growth (Class II) (ae) Previously known as UIF U. S. Mid Cap Value (Class
     II) (af) Previously known as UIF U. S. Real Estate (Class II)

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                                                       Van Kampen      Van Kampen      Van Kampen
                                       Van Kampen      Van Kampen      Van Kampen         Life            Life            Life
                                          Life            Life            Life         Investment      Investment      Investment
                                       Investment      Investment      Investment        Trust           Trust           Trust
                                         Trust           Trust           Trust         (Class II)      (Class II)      (Class II)
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                                     LIT Aggressive                   LIT Emerging
                                      LIT Emerging                        LIT            Growth       LIT Comstock       Growth
                                         Growth      LIT Government   Money Market   (Class II) (b)    (Class II)    (Class II) (b)
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $            -  $       78,510  $       14,441  $            -  $    1,250,484  $            -
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk               (952,973)        (15,023)        (28,700)       (143,560)     (2,069,098)       (698,268)
  Administrative expense                    (66,788)         (1,247)         (2,363)        (15,208)       (175,017)        (59,212)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net investment income (loss)         (1,019,761)         62,240         (16,622)       (158,768)       (993,631)       (757,480)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                    52,098,069         154,949       2,019,903       4,268,297      14,906,461       7,277,641
  Cost of investments sold               58,469,462         159,040       2,019,903       4,261,566      12,656,361       7,367,146
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                     (6,371,393)         (4,091)              -           6,731       2,250,100         (89,505)

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)          (6,371,393)         (4,091)              -           6,731       2,250,100         (89,505)
Change in unrealized gains (losses)       4,088,076         (19,516)              -         269,603       8,495,628      (1,577,257)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments      (2,283,317)        (23,607)              -         276,334      10,745,728      (1,666,762)
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $   (3,303,078) $       38,633  $      (16,622) $      117,566  $    9,752,097  $   (2,424,242)
                                     ==============  ==============  ==============  ==============  ==============  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                         Van Kampen          Van Kampen
                                            Life                Life
                                         Investment          Investment
                                           Trust               Trust
                                         (Class II)          (Class II)
                                        Sub-Account         Sub-Account
                                     ------------------   ------------------
                                       LIT Growth and           LIT
                                           Income           Money Market
                                       (Class II) (b)    (Class II) (a) (b)
                                     ------------------   ------------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $          527,614   $           20,555
Charges from Allstate Life
  Insurance Company:
  Mortality and expense risk                   (894,840)             (62,631)
  Administrative expense                       (110,685)              (8,282)
                                     ------------------   ------------------
    Net investment income (loss)               (477,911)             (50,358)
                                     ------------------   ------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                        10,179,225            2,453,683
  Cost of investments sold                    9,299,369            2,453,683
                                     ------------------   ------------------

    Realized gains (losses)
      on fund shares                            879,856                    -

Realized gain distributions                           -                    -
                                     ------------------   ------------------
    Net realized gains (losses)                 879,856                    -
Change in unrealized gains (losses)           1,427,658                    -
                                     ------------------   ------------------
    Net realized and unrealized
      gains (losses) on investments           2,307,514                    -
                                     ------------------   ------------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $        1,829,603   $          (50,358)
                                     ==================   ==================

(a) For period beginning April 30, 2004 and ended September 30, 2004 (b) Amounts have been restated to reflect the combination of Allstate Financial
     Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                        AIM Variable     AIM Variable   AIM Variable    AIM Variable    AIM Variable   AIM Variable
                                          Insurance        Insurance      Insurance       Insurance       Insurance      Insurance
                                            Funds            Funds          Funds           Funds           Funds          Funds
                                         Sub-Account      Sub-Account    Sub-Account     Sub-Account     Sub-Account    Sub-Account
                                       ---------------   ------------   ------------   --------------   ------------   ------------
                                                           AIM V. I.                                     AIM V. I.
                                          AIM V. I.         Capital       AIM V. I.    AIM V. I. Dent   Diversified      AIM V. I.
                                       Basic Value (a)   Appreciation    Core Equity    Demographics      Income          Growth
                                       ---------------   ------------   ------------   --------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)           $           (51)  $   (412,502)  $    (28,750)  $         (145)  $    (15,182)  $   (216,911)
Net realized gains (losses)                         (1)      (305,913)       (21,718)               1         (4,724)      (465,967)
Change in unrealized gains (losses)               (137)      (762,423)        59,356             (493)        64,175         41,570
                                       ---------------   ------------   ------------   --------------   ------------   ------------
Increase (decrease) in net assets
  from operations                                 (189)    (1,480,838)         8,888             (637)        44,269       (641,308)
                                       ---------------   ------------   ------------   --------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                           210        399,840        104,112              207         95,499        151,635
Benefit payments                                     -       (168,202)             -                -              -       (147,404)
Payments on termination                              -     (2,178,860)      (103,785)               -        (72,431)    (1,680,316)
Contract maintenance charge                         (3)       (11,315)        (2,470)              (9)          (559)        (4,902)
Transfers among the sub-accounts
  and with the Fixed Account - net               8,230      2,011,272        (92,458)               4         92,665        675,962
                                       ---------------   ------------   ------------   --------------   ------------   ------------
Increase (decrease) in net assets
  from contract transactions                     8,437         52,735        (94,601)             202        115,174     (1,005,025)
                                       ---------------   ------------   ------------   --------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                8,248     (1,428,103)       (85,713)            (435)       159,443     (1,646,333)

NET ASSETS AT BEGINNING OF PERIOD                    -     33,541,482      2,904,307           12,782      1,488,943     17,975,174
                                       ---------------   ------------   ------------   --------------   ------------   ------------
NET ASSETS AT END OF PERIOD            $         8,248   $ 32,113,379   $  2,818,594   $       12,347   $  1,648,386   $ 16,328,841
                                       ===============   ============   ============   ==============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                           -      5,308,806        356,958            1,135        134,531      4,109,373
    Units issued                                   846      3,471,372         26,494               19         30,857      6,489,155
    Units redeemed                                  (2)    (3,491,879)       (38,356)              (1)       (20,466)    (6,736,174)
                                       ---------------   ------------   ------------   --------------   ------------   ------------
  Units outstanding at end of period               844      5,288,299        345,096            1,153        144,922      3,862,354
                                       ===============   ============   ============   ==============   ============   ============

(a) For period beginning April 30, 2004 and ended September 30, 2004

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                                                       AIM Variable   AIM Variable  AIM Variable
                                       AIM Variable   AIM Variable     AIM Variable      Insurance      Insurance     Insurance
                                         Insurance      Insurance        Insurance         Funds          Funds         Funds
                                           Funds          Funds            Funds         Series II      Series II     Series II
                                        Sub-Account    Sub-Account      Sub-Account     Sub-Account    Sub-Account   Sub-Account
                                      -------------  ---------------  --------------  --------------  ------------  -------------
                                                                                                        AIM V. I.
                                        AIM V. I.       AIM V. I.                                        Capital      AIM V. I.
                                      International      Mid Cap         AIM V. I.       AIM V. I.    Appreciation  Mid Cap Core
                                         Growth      Core Equity (a)  Premier Equity  Basic Value II       II       Equity II (a)
                                      -------------  ---------------  --------------  --------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $     (13,460) $        (5,467) $     (588,457) $     (154,924) $    (70,717) $      (2,852)
Net realized gains (losses)                  (4,965)           8,976      (1,629,230)         69,531        13,896         (1,117)
Change in unrealized gains (losses)         106,146           11,739         366,063        (232,494)     (235,403)         7,876
                                      -------------  ---------------  --------------  --------------  ------------  -------------
Increase (decrease) in net assets
  from operations                            87,721           15,248      (1,851,624)       (317,887)     (292,224)         3,907
                                      -------------  ---------------  --------------  --------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                     58,366           23,859         270,616       6,395,287       942,992        498,570
Benefit payments                             (1,825)               -        (524,596)        (57,920)       (5,405)             -
Payments on termination                     (39,441)         (41,671)     (3,374,245)       (162,656)      (80,981)           (40)
Contract maintenance charge                  (1,306)            (172)        (15,914)        (18,717)      (11,054)          (312)
Transfers among the sub-accounts
  and with the Fixed Account - net          (18,382)       1,312,764      (1,642,342)      1,794,719       607,120        247,541
                                      -------------  ---------------  --------------  --------------  ------------  -------------
Increase (decrease) in net assets
  from contract transactions                 (2,588)       1,294,780      (5,286,481)      7,950,713     1,452,672        745,759
                                      -------------  ---------------  --------------  --------------  ------------  -------------

INCREASE (DECREASE) IN NET ASSETS            85,133        1,310,028      (7,138,105)      7,632,826     1,160,448        749,666

NET ASSETS AT BEGINNING OF PERIOD         1,312,582                -      51,384,168       7,386,036     4,592,142              -
                                      -------------  ---------------  --------------  --------------  ------------  -------------
NET ASSETS AT END OF PERIOD           $   1,397,715  $     1,310,028  $   44,246,063  $   15,018,862  $  5,752,590  $     749,666
                                      =============  ===============  ==============  ==============  ============  =============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  152,074                -       8,327,428         573,282       375,401              -
    Units issued                             10,863          758,329       3,620,482         802,995       213,952        102,573
    Units redeemed                          (11,144)        (627,892)     (4,525,421)       (194,026)      (96,845)       (27,768)
                                      -------------  ---------------  --------------  --------------  ------------  -------------
  Units outstanding at end of period        151,793          130,437       7,422,489       1,182,251       492,508         74,805
                                      =============  ===============  ==============  ==============  ============  =============

(a) For period beginning April 30, 2004 and ended September 30, 2004

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                       Alliance        Alliance        Alliance        Alliance
                                       AIM Variable    Bernstein       Bernstein       Bernstein       Bernstein       Fidelity
                                         Insurance     Variable        Variable        Variable        Variable        Variable
                                           Funds        Product         Product         Product         Product        Insurance
                                         Series II    Series Fund     Series Fund     Series Fund     Series Fund    Products Fund
                                        Sub-Account   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                       ------------   ------------   -------------   --------------   ------------   --------------
                                                                       Alliance                         Alliance
                                         AIM V. I.      Alliance       Bernstein        Alliance        Bernstein
                                          Premier       Bernstein      Growth &         Bernstein       Small Cap
                                         Equity II       Growth         Income       Premier Growth       Value      VIP Contrafund
                                       ------------   ------------   -------------   --------------   ------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)           $    (39,446)  $   (480,257)  $  (1,038,273)  $     (517,611)  $   (222,856)  $      (43,390)
Net realized gains (losses)                  33,756         57,008       2,223,825       (1,178,354)       554,403           75,777
Change in unrealized gains (losses)        (124,451)        56,521        (565,811)         299,561        538,832          267,919
                                       ------------   ------------   -------------   --------------   ------------   --------------
Increase (decrease) in net assets
  from operations                          (130,141)      (366,728)        619,741       (1,396,404)       870,379          300,306
                                       ------------   ------------   -------------   --------------   ------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                    877,528      2,889,931      10,039,919        1,862,328      3,334,757          208,892
Benefit payments                            (28,661)      (386,823)     (2,529,799)        (573,847)       (24,406)         (12,471)
Payments on termination                     (30,337)    (2,325,308)    (12,426,709)      (2,676,035)      (334,127)        (344,621)
Contract maintenance charge                  (5,664)       (28,835)       (105,542)         (25,287)       (40,381)          (4,157)
Transfers among the sub-accounts
  and with the Fixed Account - net          142,187      9,541,859       5,118,440          484,171      2,878,787          845,823
                                       ------------   ------------   -------------   --------------   ------------   --------------
Increase (decrease) in net assets
  from contract transactions                955,053      9,690,824          96,309         (928,670)     5,814,630          693,466
                                       ------------   ------------   -------------   --------------   ------------   --------------

INCREASE (DECREASE) IN NET ASSETS           824,912      9,324,096         716,050       (2,325,074)     6,685,009          993,772

NET ASSETS AT BEGINNING OF PERIOD         2,358,115     31,863,113     207,152,036       42,433,191     13,600,943        6,105,592
                                       ------------   ------------   -------------   --------------   ------------   --------------
NET ASSETS AT END OF PERIOD            $  3,183,027   $ 41,187,209   $ 207,868,086   $   40,108,117   $ 20,285,952   $    7,099,364
                                       ============   ============   =============   ==============   ============   ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  200,730      4,787,091      20,087,906        7,151,969      1,000,351          585,295
    Units issued                            169,584      5,110,509       4,956,394        3,186,299        602,186          144,353
    Units redeemed                          (87,717)    (3,956,295)     (5,163,470)      (3,596,471)      (185,800)         (79,979)
                                       ------------   ------------   -------------   --------------   ------------   --------------
  Units outstanding at end of period        282,597      5,941,305      19,880,830        6,741,797      1,416,737          649,669
                                       ============   ============   =============   ==============   ============   ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                                                                                    Fidelity
                                                                                                                    Variable
                                        Fidelity       Fidelity       Fidelity       Fidelity        Fidelity       Insurance
                                        Variable       Variable       Variable       Variable        Variable     Products Fund
                                        Insurance      Insurance      Insurance      Insurance       Insurance      (Service
                                      Products Fund  Products Fund  Products Fund  Products Fund   Products Fund    Class 2)
                                       Sub-Account    Sub-Account    Sub-Account    Sub-Account     Sub-Account    Sub-Account
                                      -------------  -------------  -------------  --------------  -------------  -------------
                                                                                                                       VIP
                                                                                                                  Equity-Income
                                                       VIP High                    VIP Investment                   (Service
                                        VIP Growth      Income      VIP Index 500    Grade Bond     VIP Overseas    Class 2)
                                      -------------  -------------  -------------  --------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $     (38,132) $     107,082  $      22,382  $      160,661  $       3,165  $           6
Net realized gains (losses)                 (72,875)          (180)        44,662         148,081         (2,164)            12
Change in unrealized gains (losses)        (207,238)       (43,395)       (48,792)       (191,205)       (30,928)            (2)
                                      -------------  -------------  -------------  --------------  -------------  -------------
Increase (decrease) in net assets
  from operations                          (318,245)        63,507         18,252         117,537        (29,927)            16
                                      -------------  -------------  -------------  --------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                    284,445         65,213        216,683         122,749         68,925             72
Benefit payments                            (52,026)       (27,023)       (36,983)        (15,088)        (4,075)             -
Payments on termination                    (213,164)       (80,030)      (456,414)       (315,447)       (85,698)             -
Contract maintenance charge                  (4,865)          (776)        (4,450)         (2,151)        (1,250)           (10)
Transfers among the sub-accounts
  and with the Fixed Account - net          318,688        369,766        533,861         582,418         67,471            (11)
                                      -------------  -------------  -------------  --------------  -------------  -------------
Increase (decrease) in net assets
  from contract transactions                333,078        327,150        252,697         372,481         45,373             51
                                      -------------  -------------  -------------  --------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS            14,833        390,657        270,949         490,018         15,446             67

NET ASSETS AT BEGINNING OF PERIOD         5,050,877      1,461,039      6,981,285       5,069,868      1,784,135          2,169
                                      -------------  -------------  -------------  --------------  -------------  -------------
NET ASSETS AT END OF PERIOD           $   5,065,710  $   1,851,696  $   7,252,234  $    5,559,886  $   1,799,581  $       2,236
                                      =============  =============  =============  ==============  =============  =============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  630,011        168,287        827,482         378,765        198,011            190
    Units issued                            148,841         57,067        162,993         125,756         31,223              6
    Units redeemed                         (109,286)       (19,688)      (134,001)        (98,350)       (26,369)            (2)
                                      -------------  -------------  -------------  --------------  -------------  -------------
  Units outstanding at end of period        669,566        205,666        856,474         406,171        202,865            194
                                      =============  =============  =============  ==============  =============  =============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                        Fidelity        Fidelity
                                        Variable        Variable        Franklin        Franklin        Franklin        Franklin
                                        Insurance       Insurance       Templeton       Templeton       Templeton       Templeton
                                      Products Fund   Products Fund     Variable        Variable        Variable        Variable
                                        (Service        (Service        Insurance       Insurance       Insurance       Insurance
                                        Class 2)        Class 2)     Products Trust  Products Trust  Products Trust  Products Trust
                                       Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                      --------------  -------------  --------------  --------------  --------------  --------------
                                      VIP Investment                    Franklin
                                        Grade Bond     VIP Overseas    Growth and                       Franklin
                                         (Service        (Service        Income      Franklin High       Income         Franklin
                                         Class 2)        Class 2)    Securities (b)   Income (a)     Securities (a)     Small Cap
                                      --------------  -------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $          738  $          (7) $      811,335  $       65,455  $       19,092  $      (40,854)
Net realized gains (losses)                      730              7         433,974          44,687          18,619         115,244
Change in unrealized gains (losses)             (988)          (130)       (138,778)        100,505         361,173         (61,984)
                                      --------------  -------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from operations                                480           (130)      1,106,531         210,647         398,884          12,406
                                      --------------  -------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                         459             36      20,098,270       3,587,839       5,483,401          24,335
Benefit payments                                   -              -        (478,914)              -             (13)        (10,278)
Payments on termination                         (705)             -      (1,107,562)         (4,859)       (192,428)        (60,309)
Contract maintenance charge                      (87)            (4)       (104,128)           (465)           (995)         (9,500)
Transfers among the sub-accounts
  and with the Fixed Account - net                 8             (2)      6,596,930       1,355,026       7,464,430        (144,387)
                                      --------------  -------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from contract transactions                    (325)            30      25,004,596       4,937,541      12,754,395        (200,139)
                                      --------------  -------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS                155           (100)     26,111,127       5,148,188      13,153,279        (187,733)

NET ASSETS AT BEGINNING OF PERIOD             24,991          6,888      37,891,565               -               -       3,451,732
                                      --------------  -------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD           $       25,146  $       6,788  $   64,002,692  $    5,148,188  $   13,153,279  $    3,263,999
                                      ==============  =============  ==============  ==============  ==============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                     2,241            567       2,823,760               -               -         221,657
    Units issued                                  42              3       2,475,078       2,372,779       1,508,738          18,402
    Units redeemed                               (70)             -        (633,729)     (1,872,902)       (261,364)        (30,792)
                                      --------------  -------------  --------------  --------------  --------------  --------------
  Units outstanding at end of period           2,213            570       4,665,109         499,877       1,247,374         209,267
                                      ==============  =============  ==============  ==============  ==============  ==============

(a) For period beginning April 30, 2004 and ended September 30, 2004 (b) Amounts have been restated to reflect the combination of Allstate Financial
     Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                        Franklin        Franklin        Franklin        Franklin        Franklin        Franklin
                                        Templeton       Templeton       Templeton       Templeton       Templeton       Templeton
                                        Variable        Variable        Variable        Variable        Variable        Variable
                                        Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                     Products Trust  Products Trust  Products Trust  Products Trust  Products Trust  Products Trust
                                       Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                        Franklin                                        Templeton
                                        Small Cap                                      Developing       Templeton      Templeton
                                          Value       Franklin U.S.   Mutual Shares      Markets         Foreign     Global Income
                                     Securities (b)  Government (a)  Securities (b)  Securities (b)  Securities (b)   Securities
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $     (287,664) $       11,985  $     (188,902) $       55,530  $      (24,545) $      277,360
Net realized gains (losses)                 443,455             878         403,285         298,267         174,346          14,407
Change in unrealized gains (losses)       2,140,826          20,735         833,105         312,859         363,188        (214,274)
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from operations                         2,296,617          33,598       1,047,488         666,656         512,989          77,493
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  6,410,045       3,082,086      17,873,249       2,402,326       6,303,012          14,582
Benefit payments                           (276,816)              -        (725,539)        (21,869)        (68,317)         (9,436)
Payments on termination                    (706,302)         (5,542)     (1,091,180)       (257,128)       (317,590)       (114,333)
Contract maintenance charge                 (63,165)            (50)        (92,479)        (16,470)        (34,354)         (9,210)
Transfers among the sub-accounts
  and with the Fixed Account - net        3,674,018         725,964      11,057,086       1,898,826       5,451,438         172,254
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from contract transactions              9,037,780       3,802,458      27,021,137       4,005,685      11,334,189          53,857
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS        11,334,397       3,836,056      28,068,625       4,672,341      11,847,178         131,350

NET ASSETS AT BEGINNING OF PERIOD        20,575,841               -      32,033,168       6,898,951      12,061,451       2,737,267
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD          $   31,910,238  $    3,836,056  $   60,101,793  $   11,571,292  $   23,908,629  $    2,868,617
                                     ==============  ==============  ==============  ==============  ==============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                1,410,474               -       2,520,635         408,407         885,476         211,899
    Units issued                          1,018,938         405,118       3,145,657         441,551       1,654,105          45,728
    Units redeemed                         (426,406)        (29,730)       (964,710)       (210,052)       (718,630)        (41,615)
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of
    period                                2,003,006         375,388       4,701,582         639,906       1,820,951         216,012
                                     ==============  ==============  ==============  ==============  ==============  ==============

(a) For period beginning April 30, 2004 and ended September 30, 2004 (b) Amounts have been restated to reflect the combination of Allstate Financial
     Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                            Janus
                               Aspen Series Lazard
                                            Janus         (Service      Retirement   LSA Variable   LSA Variable   LSA Variable
                                        Aspen Series       Shares)     Series, Inc.  Series Trust   Series Trust   Series Trust
                                         Sub-Account     Sub-Account   Sub-Account    Sub-Account    Sub-Account    Sub-Account
                                      ----------------  -------------  -----------  --------------  ------------  ---------------
                                                        Foreign Stock
                                           Capital        (Service      Emerging    LSA Aggressive      LSA             LSA
                                      Appreciation (a)   Shares) (c)     Markets    Growth (d) (b)  Balanced (e)  Basic Value (f)
                                      ----------------  -------------  -----------  --------------  ------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $            (87) $        (326) $       (33) $      (73,039) $        (35) $           (42)
Net realized gains (losses)                         (1)            52           32       2,043,515           641            1,219
Change in unrealized gains (losses)                332          1,796          660      (1,730,478)         (505)          (1,062)
                                      ----------------  -------------  -----------  --------------  ------------  ---------------
Increase (decrease) in net assets
  from operations                                  244          1,522          659         239,998           101              115
                                      ----------------  -------------  -----------  --------------  ------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                            20              -           27         936,590           120              168
Benefit payments                                     -              -            -         (44,925)            -                -
Payments on termination                              -              -            -        (270,953)         (140)            (173)
Contract maintenance charge                          -            (35)          (1)         (6,293)           (7)              (6)
Transfers among the sub-accounts
  and with the Fixed Account - net              16,621              -            1     (14,370,472)   (6,085,035)      (2,523,561)
                                      ----------------  -------------  -----------  --------------  ------------  ---------------
Increase (decrease) in net assets
  from contract transactions                    16,641            (35)          27     (13,756,053)   (6,085,062)      (2,523,572)
                                      ----------------  -------------  -----------  --------------  ------------  ---------------

INCREASE (DECREASE) IN NET ASSETS               16,885          1,487          686     (13,516,055)   (6,084,961)      (2,523,457)

NET ASSETS AT BEGINNING OF PERIOD                    -         32,989        7,323      13,516,055     6,084,961        2,523,457
                                      ----------------  -------------  -----------  --------------  ------------  ---------------
NET ASSETS AT END OF PERIOD           $         16,885  $      34,476  $     8,009  $            -  $          -  $             -
                                      ================  =============  ===========  ==============  ============  ===============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                           -          2,459          414         996,090           841              700
    Units issued                                 1,665              -            2         197,238            11               14
    Units redeemed                                  (1)            (2)           -      (1,193,328)         (852)            (714)
                                      ----------------  -------------  -----------  --------------  ------------  ---------------
  Units outstanding at end of period             1,664          2,457          416               -             -                -
                                      ================  =============  ===========  ==============  ============  ===============

(a) For period beginning April 30, 2004 and ended September 30, 2004 (b) Amounts have been restated to reflect the combination of Allstate Financial
     Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(c) Previously known as International Value (Service Shares) (d) On April 30, 2004, LSA Aggressive Growth merged into Van Kampen LIT
     Aggressive Growth (Class II)
(e) On April 30, 2004, LSA Balanced merged into OpCap Balanced (f) On April 30, 2004, LSA Basic Value merged into AIM V. I. Basic Value

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                     LSA Variable     LSA Variable    LSA Variable  LSA Variable    LSA Variable      LSA Variable
                                     Series Trust     Series Trust    Series Trust  Series Trust    Series Trust      Series Trust
                                      Sub-Account      Sub-Account     Sub-Account   Sub-Account     Sub-Account       Sub-Account
                                     -------------  ----------------  ------------  ------------  -----------------  --------------
                                                                                         LSA                               LSA
                                          LSA          LSA Capital     LSA Capital   Diversified    LSA Emerging         Equity
                                     Blue Chip (g)  Appreciation (h)   Growth (i)    Mid Cap (j)  Growth Equity (k)  Growth (b) (l)
                                     -------------  ----------------  ------------  ------------  -----------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $         (82) $            (85) $         (7) $        (55) $             (44) $      (26,484)
Net realized gains (losses)                    314               344            41         1,373                445         294,242
Change in unrealized gains (losses)           (581)              (54)          (29)       (1,303)                40        (286,727)
                                     -------------  ----------------  ------------  ------------  -----------------  --------------
Increase (decrease) in net assets
  from operations                             (349)              205             5            15                441         (18,969)
                                     -------------  ----------------  ------------  ------------  -----------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                       212                16            20            96                 20       1,701,116
Benefit payments                                 -                 -             -             -                  -         (22,732)
Payments on termination                       (227)              (90)            -          (127)                 -         (13,391)
Contract maintenance charge                    (21)              (15)           (5)           (4)                (5)         (2,645)
Transfers among the sub-accounts
  and with the Fixed Account - net      (2,238,830)       (2,761,632)   (4,431,854)   (3,242,964)        (4,295,170)     (9,097,851)
                                     -------------  ----------------  ------------  ------------  -----------------  --------------
Increase (decrease) in net assets
  from contract transactions            (2,238,866)       (2,761,721)   (4,431,839)   (3,242,999)        (4,295,155)     (7,435,503)
                                     -------------  ----------------  ------------  ------------  -----------------  --------------

INCREASE (DECREASE) IN NET ASSETS       (2,239,215)       (2,761,516)   (4,431,834)   (3,242,984)        (4,294,714)     (7,454,472)

NET ASSETS AT BEGINNING OF PERIOD        2,239,215         2,761,516     4,431,834     3,242,984          4,294,714       7,454,472
                                     -------------  ----------------  ------------  ------------  -----------------  --------------
NET ASSETS AT END OF PERIOD          $           -  $              -  $          -  $          -  $               -  $            -
                                     =============  ================  ============  ============  =================  ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   1,620             1,444           149           871                768         292,879
    Units issued                                21                 1             2             8                  2         193,086
    Units redeemed                          (1,641)           (1,445)         (151)         (879)              (770)       (485,965)
                                     -------------  ----------------  ------------  ------------  -----------------  --------------
  Units outstanding at end of
    period                                       -                 -             -             -                  -               -
                                     =============  ================  ============  ============  =================  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(g)  On April 30, 2004, LSA Blue Chip merged into Van Kampen UIF Equity Growth
     (h) On April 30, 2004, LSA Capital Appreciation merged into Capital Appreciation
(i)  On April 30, 2004, LSA Capital Growth merged into Van Kampen UIF Equity
     Growth
(j) On April 30, 2004, LSA Diversified Mid Cap merged into Van Kampen UIF U.S. Mid Cap Value
(k) On April 30, 2004, LSA Emerging Growth Equity merged into Van Kampen LIT Aggressive Growth (Class II)
(l)  On April 30, 2004, LSA Equity Growth merged into Van Kampen UIF Equity
     Growth

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                                       MFS Variable  MFS Variable  MFS Variable   MFS Variable
                                        LSA Variable     LSA Variable    Insurance     Insurance     Insurance      Insurance
                                        Series Trust     Series Trust      Trust         Trust         Trust          Trust
                                         Sub-Account      Sub-Account   Sub-Account   Sub-Account   Sub-Account    Sub-Account
                                      -----------------  ------------  ------------  ------------  -------------  ------------
                                           LSA Mid         LSA Value                      MFS      MFS Investors     MFS New
                                      Cap Value (b) (m)   Equity (n)     MFS Bond     High Income      Trust        Discovery
                                      -----------------  ------------  ------------  ------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $         (72,299) $        (22) $    157,386  $     32,552  $      (8,928) $    (32,193)
Net realized gains (losses)                   1,076,484           319          (416)        2,566        (17,017)      (25,427)
Change in unrealized gains (losses)          (1,065,295)         (293)      (58,627)        1,464         15,310      (208,757)
                                      -----------------  ------------  ------------  ------------  -------------  ------------
Increase (decrease) in net assets
  from operations                               (61,110)            4        98,343        36,582        (10,635)     (266,377)
                                      -----------------  ------------  ------------  ------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                      2,894,853            28        54,448         8,274         38,581        89,612
Benefit payments                                (29,352)            -        (7,624)            -         (3,680)         (724)
Payments on termination                         (58,443)            -      (233,644)      (75,978)      (136,194)     (177,823)
Contract maintenance charge                      (8,474)           (3)       (1,421)         (384)        (1,559)       (2,673)
Transfers among the sub-accounts
  and with the Fixed Account - net          (17,471,071)   (5,998,267)      667,702       238,478        319,693       139,842
                                      -----------------  ------------  ------------  ------------  -------------  ------------
Increase (decrease) in net assets
  from contract transactions                (14,672,487)   (5,998,242)      479,461       170,390        216,841        48,234
                                      -----------------  ------------  ------------  ------------  -------------  ------------

INCREASE (DECREASE) IN NET ASSETS           (14,733,597)   (5,998,238)      577,804       206,972        206,206      (218,143)

NET ASSETS AT BEGINNING OF PERIOD            14,733,597     5,998,238     2,793,304       782,803      2,398,288     3,315,071
                                      -----------------  ------------  ------------  ------------  -------------  ------------
NET ASSETS AT END OF PERIOD           $               -  $          -  $  3,371,108  $    989,775  $   2,604,494  $  3,096,928
                                      =================  ============  ============  ============  =============  ============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      744,204           649       209,152        70,640        297,632       264,564
    Units issued                                293,213             3        70,844        25,534         63,370        36,401
    Units redeemed                           (1,037,417)         (652)      (35,567)      (10,100)       (36,382)      (33,081)
                                      -----------------  ------------  ------------  ------------  -------------  ------------
  Units outstanding at end of period                  -             -       244,429        86,074        324,620       267,884
                                      =================  ============  ============  ============  =============  ============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(m) On April 30, 2004, LSA Mid Cap Value merged into Van Kampen UIF U.S. Mid Cap Value
(n)  On April 30, 2004, LSA Value Equity merged into Investors

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                      MFS Variable  MFS Variable
                                        Insurance     Insurance   Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                          Trust         Trust        Variable        Variable        Variable        Variable
                                        (Service      (Service      Investment      Investment      Investment      Investment
                                         Class)        Class)         Series          Series          Series          Series
                                       Sub-Account   Sub-Account    Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                      ------------  ------------- --------------  --------------  --------------  --------------
                                         MFS New
                                        Discovery   MFS Utilities
                                        (Service      (Service      Aggressive       Dividend                        European
                                         Class)        Class)         Equity          Growth          Equity          Growth
                                      ------------  ------------- --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $        (55) $           2 $     (412,060) $     (917,260) $   (5,744,659) $      165,045
Net realized gains (losses)                     (4)             -     (2,950,659)     31,518,434     (49,813,649)        584,240
Change in unrealized gains (losses)           (351)            12      3,098,198     (32,019,403)     49,396,526      (6,200,329)
                                      ------------  ------------- --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from operations                             (410)            14       (264,521)     (1,418,229)     (6,161,782)     (5,451,044)
                                      ------------  ------------- --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                         -              -        177,138         680,762         402,774         194,706
Benefit payments                                 -              -       (323,445)    (15,131,852)    (10,696,148)     (3,142,995)
Payments on termination                          -              -     (3,726,685)    (96,581,200)    (58,331,679)    (20,556,806)
Contract maintenance charge                      -              -        (22,809)       (343,877)       (259,369)        (78,172)
Transfers among the sub-accounts
  and with the Fixed Account - net               -              -     (1,274,515)    (14,834,126)    (22,269,620)     (4,631,618)
                                      ------------  ------------- --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from contract transactions                     -              -     (5,170,316)   (126,210,293)    (91,154,042)    (28,214,885)
                                      ------------  ------------- --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS             (410)            14     (5,434,837)   (127,628,522)    (97,315,824)    (33,665,929)

NET ASSETS AT BEGINNING OF PERIOD            5,079            115     40,215,397     820,639,080     588,664,393     187,302,093
                                      ------------  ------------- --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD           $      4,669  $         129 $   34,780,560  $  693,010,558  $  491,348,569  $  153,636,164
                                      ============  ============= ==============  ==============  ==============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                     448             11      4,390,602      27,374,518      17,326,340       7,200,152
    Units issued                                 -              -      1,276,446       2,275,293       1,357,551         879,079
    Units redeemed                               -              -     (1,830,306)     (5,938,868)     (3,524,327)     (1,834,753)
                                      ------------  ------------- --------------  --------------  --------------  --------------
  Units outstanding at end of period           448             11      3,836,742      23,710,943      15,159,564       6,244,478
                                      ============  ============= ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                     Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                        Variable        Variable        Variable        Variable        Variable        Variable
                                       Investment      Investment      Investment      Investment      Investment      Investment
                                         Series          Series          Series          Series          Series          Series
                                       Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                         Global
                                         Global         Dividend                                                         Limited
                                        Advantage        Growth        High Yield    Income Builder    Information      Duration
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $     (154,846) $      836,845  $    2,339,422  $      645,047  $      (51,352) $    1,170,213
Net realized gains (losses)                (605,220)      2,852,769      (9,009,172)        225,876          (9,952)       (495,346)
Change in unrealized gains (losses)         378,630        (426,741)      8,986,502         172,725        (657,475)       (652,117)
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from operations                          (381,436)      3,262,873       2,316,752       1,043,648        (718,779)         22,750
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                     48,287         354,653          92,736          59,487          14,362         342,758
Benefit payments                           (416,793)     (3,917,567)       (923,062)     (1,077,849)        (35,628)       (808,868)
Payments on termination                  (1,924,516)    (26,251,894)     (5,943,999)     (5,528,695)       (907,205)     (8,413,842)
Contract maintenance charge                 (12,821)        (87,411)        (26,247)        (20,014)         (1,959)        (21,208)
Transfers among the sub-accounts
  and with the Fixed Account - net         (552,062)      5,240,456      (2,993,029)      1,502,431         692,322        (484,743)
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from contract transactions             (2,857,905)    (24,661,763)     (9,793,601)     (5,064,640)       (238,108)     (9,385,903)
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS        (3,239,341)    (21,398,890)     (7,476,849)     (4,020,992)       (956,887)     (9,363,153)

NET ASSETS AT BEGINNING OF PERIOD        24,223,535     209,033,340      54,253,596      49,256,169       4,836,908      61,419,633
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD          $   20,984,194  $  187,634,450  $   46,776,747  $   45,235,177  $    3,880,021  $   52,056,480
                                     ==============  ==============  ==============  ==============  ==============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                3,229,894      11,607,778       4,896,276       3,589,904       1,036,314       5,392,398
    Units issued                            533,331       1,408,007       1,499,247         731,133       1,272,032       2,893,149
    Units redeemed                         (905,893)     (2,649,096)     (2,333,821)     (1,072,663)     (1,354,308)     (3,718,417)
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of
    period                                2,857,332      10,366,689       4,061,702       3,248,374         954,038       4,567,130
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                     Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                        Variable        Variable        Variable        Variable        Variable        Variable
                                       Investment      Investment      Investment      Investment      Investment      Investment
                                         Series          Series          Series          Series          Series          Series
                                       Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                         Pacific         Quality
                                      Money Market     Growth (o)      Income Plus    S&P 500 Index    Strategist       Utilities
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $   (1,105,435) $      (97,593) $    9,762,630  $     (178,993) $    1,142,282  $    1,382,767
Net realized gains (losses)                       -          17,278       1,422,941       1,070,620       3,525,941      (6,483,221)
Change in unrealized gains (losses)               -       2,037,535      (3,776,943)       (826,799)         25,960      15,505,032
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from operations                        (1,105,435)      1,957,220       7,408,628          64,828       4,694,183      10,404,578
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  1,741,397          31,528         266,506         340,722         356,359         101,215
Benefit payments                        (15,643,888)       (300,483)     (7,708,740)     (2,594,913)     (8,750,261)     (4,967,734)
Payments on termination                 (46,753,427)     (1,142,936)    (40,605,558)    (12,331,708)    (43,089,562)    (15,824,367)
Contract maintenance charge                 (81,366)         (4,904)       (107,444)        (55,093)       (129,145)        (69,818)
Transfers among the sub-accounts
  and with the Fixed Account - net        7,541,516     (23,519,800)    (11,183,162)      4,302,786        (681,817)     (5,411,816)
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from contract transactions            (53,195,768)    (24,936,595)    (59,338,398)    (10,338,206)    (52,294,426)    (26,172,520)
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS       (54,301,203)    (22,979,375)    (51,929,770)    (10,273,378)    (47,600,243)    (15,767,942)

NET ASSETS AT BEGINNING OF PERIOD       237,222,386      22,979,375     340,872,162     127,914,358     366,548,791     165,008,970
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD          $  182,921,183  $            -  $  288,942,392  $  117,640,980  $  318,948,548  $  149,241,028
                                     ==============  ==============  ==============  ==============  ==============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                               16,876,156       5,498,369      15,564,429      13,278,808      14,583,843       9,199,211
    Units issued                         42,996,129       1,820,998       4,337,810       5,609,368       1,193,167         537,067
    Units redeemed                      (46,824,743)     (7,319,367)     (6,902,558)     (6,676,487)     (2,881,969)     (1,871,590)
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of
    period                               13,047,542               -      12,999,681      12,211,689      12,895,041       7,864,688
                                     ==============  ==============  ==============  ==============  ==============  ==============

(o) For period beginning January 1, 2004 and ended April 30, 2004

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                    Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                       Variable        Variable        Variable        Variable        Variable        Variable
                                      Investment      Investment      Investment      Investment      Investment      Investment
                                        Series          Series          Series          Series          Series          Series
                                       (Class Y        (Class Y        (Class Y        (Class Y        (Class Y        (Class Y
                                        Shares)         Shares)         Shares)         Shares)         Shares)         Shares)
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  ---------------
                                      Aggressive       Dividend                        European         Global          Global
                                        Equity          Growth          Equity          Growth         Advantage    Dividend Growth
                                       (Class Y        (Class Y        (Class Y        (Class Y        (Class Y        (Class Y
                                        Shares)         Shares)         Shares)         Shares)         Shares)         Shares)
                                    --------------  --------------  --------------  --------------  --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)        $     (314,975) $     (592,597) $   (1,293,600) $     (101,394) $     (102,323) $        66,513
Net realized gains (losses)                (60,837)        560,097      (2,275,580)         32,129         (82,782)         526,019
Change in unrealized gains (losses)        144,343        (728,854)      1,998,669      (1,256,738)        (83,747)        (147,074)
                                    --------------  --------------  --------------  --------------  --------------  ---------------
Increase (decrease) in net assets
  from operations                         (231,469)       (761,354)     (1,570,511)     (1,326,003)       (268,852)         445,458
                                    --------------  --------------  --------------  --------------  --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                   921,067      13,752,593      13,349,041       1,757,547         738,092        3,949,967
Benefit payments                          (275,143)     (1,024,666)     (1,475,829)       (261,856)        (87,556)        (243,616)
Payments on termination                   (824,756)     (5,309,610)     (3,865,985)     (4,633,120)       (300,846)      (2,072,365)
Contract maintenance charge                (16,511)        (72,046)        (68,727)        (22,670)         (7,732)         (40,146)
Transfers among the sub-accounts
  and with the Fixed Account - net        (773,009)      4,140,232      (2,906,126)      4,852,130         763,110        8,848,690
                                    --------------  --------------  --------------  --------------  --------------  ---------------
Increase (decrease) in net assets
  from contract transactions              (968,352)     11,486,503       5,032,374       1,692,031       1,105,068       10,442,530
                                    --------------  --------------  --------------  --------------  --------------  ---------------

INCREASE (DECREASE) IN NET ASSETS       (1,199,821)     10,725,149       3,461,863         366,028         836,216       10,887,988

NET ASSETS AT BEGINNING OF PERIOD       25,091,166     114,227,344      98,664,916      35,784,953       9,194,190       46,679,829
                                    --------------  --------------  --------------  --------------  --------------  ---------------
NET ASSETS AT END OF PERIOD         $   23,891,345  $  124,952,493  $  102,126,779  $   36,150,981  $   10,030,406  $    57,567,817
                                    ==============  ==============  ==============  ==============  ==============  ===============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                            3,668,830      11,170,487      14,124,818       4,423,874       1,276,113        4,329,558
    Units issued                           462,614       2,591,416       2,387,167       5,343,809         246,882        1,550,760
    Units redeemed                        (703,015)     (1,750,553)     (2,610,327)     (5,296,429)       (168,330)        (680,134)
                                    --------------  --------------  --------------  --------------  --------------  ---------------
  Units outstanding at end
    of period                            3,428,429      12,011,350      13,901,658       4,471,254       1,354,665        5,200,184
                                    ==============  ==============  ==============  ==============  ==============  ===============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                     Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                        Variable        Variable        Variable        Variable        Variable        Variable
                                       Investment      Investment      Investment      Investment      Investment      Investment
                                         Series          Series          Series          Series          Series          Series
                                        (Class Y        (Class Y        (Class Y        (Class Y        (Class Y        (Class Y
                                         Shares)         Shares)         Shares)         Shares)         Shares)         Shares)
                                       Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                                         Limited
                                       High Yield    Income Builder    Information      Duration      Money Market   Pacific Growth
                                        (Class Y        (Class Y        (Class Y        (Class Y        (Class Y        (Class Y
                                         Shares) Shares) Shares) Shares) Shares)
Shares) (o)
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $    1,515,793  $      441,898  $     (168,107) $    2,052,572  $     (771,029) $      (42,488)
Net realized gains (losses)                (258,901)        414,414         (49,280)       (644,307)              -       1,103,092
Change in unrealized gains (losses)         189,548        (128,720)     (1,592,860)     (1,987,357)             (1)       (407,869)
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from operations                         1,446,440         727,592      (1,810,247)       (579,092)       (771,030)        652,735
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  5,447,209       3,013,246         489,563      10,938,765      23,638,574         284,985
Benefit payments                           (242,613)       (364,233)       (128,618)     (1,387,838)     (4,019,724)         (6,208)
Payments on termination                  (3,652,152)     (3,538,662)       (578,452)     (6,505,257)    (11,542,472)       (127,696)
Contract maintenance charge                 (29,229)        (19,073)        (12,368)        (88,352)        (46,847)           (548)
Transfers among the sub-accounts
  and with the Fixed Account - net         (938,151)      3,007,420         363,579      (3,771,604)     (8,356,970)     (8,167,560)
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from contract transactions                585,064       2,098,698         133,704        (814,286)       (327,439)     (8,017,027)
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS         2,031,504       2,826,290      (1,676,543)     (1,393,378)     (1,098,469)     (7,364,292)

NET ASSETS AT BEGINNING OF PERIOD        33,806,498      40,657,582      13,028,213     120,622,818      90,996,494       7,364,292
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD          $   35,838,002  $   43,483,872  $   11,351,670  $  119,229,440  $   89,898,025  $            -
                                     ==============  ==============  ==============  ==============  ==============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                5,304,925       3,718,215       2,271,228      11,258,898       8,983,559       1,166,251
    Units issued                          1,077,186         792,996         353,805       3,567,137      19,467,017       9,717,343
    Units redeemed                       (1,466,213)       (623,819)       (438,553)     (3,519,976)    (19,435,955)    (10,883,594)
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of
    period                                4,915,898       3,887,392       2,186,480      11,306,059       9,014,621               -
                                     ==============  ==============  ==============  ==============  ==============  ==============

(o) For period beginning January 1, 2004 and ended April 30, 2004

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                      Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                         Variable        Variable        Variable        Variable
                   Investment Investment Investment Investment
                                          Series          Series          Series          Series      Oppernheimer   Oppernheimer
                                         (Class Y        (Class Y        (Class Y        (Class Y       Variable       Variable
                                          Shares) Shares) Shares) Shares)
                                        Account Funds Account Funds Sub-Account
                                        Sub-Account Sub-Account Sub-Account
                                        Sub-Account Sub-Account
                                      --------------  --------------  --------------  --------------  -------------  -------------
                                          Quality
                                        Income Plus    S&P 500 Index    Strategist       Utilities                    Oppenheimer
                                         (Class Y        (Class Y        (Class Y        (Class Y      Oppenheimer      Capital
                                          Shares) Shares) Shares) Shares) Bond
Appreciation
                                      --------------  --------------  --------------  --------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $    4,031,966  $     (633,006) $      (38,510) $      136,985  $     185,407  $     (45,071)
Net realized gains (losses)                   61,177         730,792         533,262        (886,508)         1,928        (54,878)
Change in unrealized gains (losses)       (1,239,546)       (532,326)        275,439       2,382,009        (38,132)       (79,012)
                                      --------------  --------------  --------------  --------------  -------------  -------------
Increase (decrease) in net assets
  from operations                          2,853,597        (434,540)        770,191       1,632,486        149,203       (178,961)
                                      --------------  --------------  --------------  --------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  24,236,694       8,994,182       3,730,036         683,377         90,306        204,104
Benefit payments                          (2,861,547)     (1,026,926)     (1,287,698)       (390,549)        (8,209)        (7,174)
Payments on termination                   (7,604,747)     (5,522,284)     (3,337,195)     (1,106,831)      (368,558)      (334,053)
Contract maintenance charge                  (68,621)       (119,729)        (42,298)        (15,220)        (2,279)        (5,378)
Transfers among the sub-accounts
  and with the Fixed Account - net        11,027,143       8,355,329       2,683,035         381,572        578,822        492,478
                                      --------------  --------------  --------------  --------------  -------------  -------------
Increase (decrease) in net assets
  from contract transactions              24,728,922      10,680,572       1,745,880        (447,651)       290,082        349,977
                                      --------------  --------------  --------------  --------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS         27,582,519      10,246,032       2,516,071       1,184,835        439,285        171,016

NET ASSETS AT BEGINNING OF PERIOD        136,406,124     127,060,639      87,272,377      25,294,915      4,894,145      6,527,395
                                      --------------  --------------  --------------  --------------  -------------  -------------
NET ASSETS AT END OF PERIOD           $  163,988,643  $  137,306,671  $   89,788,448  $   26,479,750  $   5,333,430  $   6,698,411
                                      ==============  ==============  ==============  ==============  =============  =============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                11,263,773      15,306,676       8,862,758       3,737,871        386,488        639,049
    Units issued                           4,945,811       2,725,586       1,193,356         364,689         70,089         93,293
    Units redeemed                        (2,547,484)     (1,992,247)     (1,126,198)       (507,606)       (47,623)       (59,616)
                                      --------------  --------------  --------------  --------------  -------------  -------------
  Units outstanding at end of period      13,662,100      16,040,015       8,929,916       3,594,954        408,954        672,726
                                      ==============  ==============  ==============  ==============  =============  =============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                                                     Oppenheimer      Oppenheimer     Oppenheimer
                                                                                      Variable         Variable        Variable
                                      Oppernheimer   Oppernheimer   Oppernheimer    Account Funds    Account Funds   Account Funds
                                        Variable       Variable       Variable     (Service Class   (Service Class  (Service Class
                                      Account Funds  Account Funds  Account Funds      ("SC"))          ("SC"))         ("SC"))
                                       Sub-Account    Sub-Account    Sub-Account     Sub-Account      Sub-Account     Sub-Account
                                      -------------  -------------  -------------  ---------------  --------------  --------------
                                                                     Oppenheimer                                      Oppenheimer
                                       Oppenheimer                   Main Street     Oppenheimer      Oppenheimer       Capital
                                         Global       Oppenheimer     Small Cap      Aggressive        Balanced      Appreciation
                                       Securities     High Income      Growth      Growth (SC) (b)    (SC) (b) (p)     (SC) (b)
                                      -------------  -------------  -------------  ---------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $      17,874  $      89,317  $     (35,060) $      (119,981) $     (100,024) $     (283,416)
Net realized gains (losses)                  18,169         (1,908)        48,771           83,499         128,373         130,485
Change in unrealized gains (losses)          46,880        (13,159)       102,311          441,777         170,535        (851,083)
                                      -------------  -------------  -------------  ---------------  --------------  --------------
Increase (decrease) in net assets
  from operations                            82,923         74,250        116,022          405,295         198,884      (1,004,014)
                                      -------------  -------------  -------------  ---------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                    192,591         28,967        145,182        2,320,195       6,599,596      12,758,213
Benefit payments                             (4,207)          (854)        (6,199)          (6,606)        (40,905)       (311,687)
Payments on termination                    (349,118)      (140,119)      (165,715)        (342,159)       (693,866)       (499,233)
Contract maintenance charge                  (4,559)          (964)        (2,972)         (24,114)        (51,036)        (30,144)
Transfers among the sub-accounts
  and with the Fixed Account - net          140,546        524,075        373,280        1,751,790       7,549,180       5,766,536
                                      -------------  -------------  -------------  ---------------  --------------  --------------
Increase (decrease) in net assets
  from contract transactions                (24,747)       411,105        343,576        3,699,106      13,362,969      17,683,685
                                      -------------  -------------  -------------  ---------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS            58,176        485,355        459,598        4,104,401      13,561,853      16,679,671

NET ASSETS AT BEGINNING OF PERIOD         5,790,956      1,547,704      3,423,442        7,195,416      17,657,915      15,196,048
                                      -------------  -------------  -------------  ---------------  --------------  --------------
NET ASSETS AT END OF PERIOD           $   5,849,132  $   2,033,059  $   3,883,040  $    11,299,817  $   31,219,768  $   31,875,719
                                      =============  =============  =============  ===============  ==============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  418,848        136,552        230,331          579,511       1,345,753       1,236,462
    Units issued                             40,586         52,125         46,367          448,050       1,197,621       2,009,592
    Units redeemed                          (42,634)       (16,291)       (23,791)        (160,249)       (180,305)       (574,273)
                                      -------------  -------------  -------------  ---------------  --------------  --------------
  Units outstanding at end of period        416,800        172,386        252,907          867,312       2,363,069       2,671,781
                                      =============  =============  =============  ===============  ==============  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(p)  Previously known as Oppenheimer Multiple Strategies (SC)

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                   Oppenheimer     Oppenheimer      Oppenheimer      Oppenheimer      Oppenheimer
                                    Variable        Variable         Variable         Variable         Variable
                                  Account Funds   Account Funds    Account Funds    Account Funds    Account Funds  PIMCO Advisors
                                 (Service Class  (Service Class   (Service Class   (Service Class   (Service Class     Variable
                                     ("SC")) ("SC")) ("SC")) ("SC")) ("SC"))
                                   Insurance Trust Sub-Account Sub-Account
                                   Sub-Account Sub-Account Sub-Account
                                   Sub-Account
                                 --------------  ---------------  ---------------  ---------------  --------------  ---------------
                                   Oppenheimer                                       Oppenheimer
                                     Global        Oppenheimer      Oppenheimer      Main Street      Oppenheimer
                                   Securities         High             Main           Small Cap        Strategic         OpCap
                                    (SC) (b)     Income (SC) (b)  Street (SC) (b)  Growth (SC) (b)   Bond (SC) (b)   Balanced (a)
                                 --------------  ---------------  ---------------  ---------------  --------------  ---------------
INCREASE (DECREASE) IN
  NET ASSETS FROM OPERATIONS
Net investment income (loss)     $      (34,197) $       841,652  $      (265,801) $      (244,904) $    1,470,312  $           (56)
Net realized gains (losses)             142,361          134,058          497,547          370,992          80,151                -
Change in unrealized
  gains (losses)                        (83,339)         (78,106)        (777,463)         319,309        (118,080)             285
                                 --------------  ---------------  ---------------  ---------------  --------------  ---------------
Increase (decrease) in net
  assets from operations                 24,825          897,604         (545,717)         445,397       1,432,383              229
                                 --------------  ---------------  ---------------  ---------------  --------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                              6,144,486        9,888,765       12,474,907        4,550,920      21,002,939              150
Benefit payments                       (259,153)         (80,649)        (301,216)         (72,250)       (381,015)               -
Payments on termination                (356,460)        (585,509)        (971,690)        (407,569)     (1,349,082)               -
Contract maintenance charge             (37,799)         (36,447)        (105,817)         (50,947)        (81,699)              (4)
Transfers among the sub-accounts
  and with the Fixed
  Account - net                       4,164,037        3,387,794        4,005,405        4,043,088      14,923,330            8,852
                                 --------------  ---------------  ---------------  ---------------  --------------  ---------------
Increase (decrease) in
  net assets from
  contract transactions               9,655,111       12,573,954       15,101,589        8,063,242      34,114,473            8,998
                                 --------------  ---------------  ---------------  ---------------  --------------  ---------------

INCREASE (DECREASE) IN
  NET ASSETS                          9,679,936       13,471,558       14,555,872        8,508,639      35,546,856            9,227

NET ASSETS AT BEGINNING
  OF PERIOD                          13,484,376       14,014,993       36,308,815       15,279,505      32,367,775                -
                                 --------------  ---------------  ---------------  ---------------  --------------  ---------------
NET ASSETS AT END OF PERIOD      $   23,164,312  $    27,486,551  $    50,864,687  $    23,788,144  $   67,914,631  $         9,227
                                 ==============  ===============  ===============  ===============  ==============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period                 945,333        1,079,445        2,868,687        1,040,197       2,661,693                -
    Units issued                        937,908        1,307,753        1,708,478        1,025,212       3,348,519              900
    Units redeemed                     (276,431)        (346,714)        (524,279)        (491,948)       (550,866)               -
                                 --------------  ---------------  ---------------  ---------------  --------------  ---------------
  Units outstanding at end
    of period                         1,606,810        2,040,484        4,052,886        1,573,461       5,459,346              900
                                 ==============  ===============  ===============  ===============  ==============  ===============

(a) For period beginning April 30, 2004 and ended September 30, 2004 (b) Amounts have been restated to reflect the combination of Allstate Financial
     Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                   PIMCO Advisors   PIMCO Advisors   PIMCO Variable  PIMCO Variable  PIMCO Variable
                                      Variable         Variable         Insurance       Insurance       Insurance        Putnam
                                   Insurance Trust  Insurance Trust       Trust           Trust           Trust      Variable Trust
                                     Sub-Account      Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                   ---------------  ---------------  --------------  --------------  --------------  --------------
                                                          PEA                                                          VT American
                                        OpCap         Science and                                         PIMCO        Government
                                      Small Cap       Technology      Foreign Bond    Money Market    Total Return       Income
                                   ---------------  ---------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)       $           (15) $            (6) $            6  $          (92) $            3  $    2,082,677
Net realized gains (losses)                      2               (1)              -               -               -       1,056,087
Change in unrealized gains
  (losses)                                      59             (114)             22               -              26      (2,367,782)
                                   ---------------  ---------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from operations                               46             (121)             28             (92)             29         770,982
                                   ---------------  ---------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                       189                -              54             216               -         390,093
Benefit payments                                 -                -               -               -               -        (969,693)
Payments on termination                          -                -               -            (295)              -      (5,147,124)
Contract maintenance charge                     (4)               -              (4)             (9)             (2)        (83,881)
Transfers among the sub-accounts
  and with the Fixed
  Account - net                                  -               20               1           3,012              23      (9,371,264)
                                   ---------------  ---------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from contract transactions                   185               20              51           2,924              21     (15,181,869)
                                   ---------------  ---------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS              231             (101)             79           2,832              50     (14,410,887)

NET ASSETS AT BEGINNING OF PERIOD            1,425              549           1,696          13,921           1,220      83,024,615
                                   ---------------  ---------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD        $         1,656  $           448  $        1,775  $       16,753  $        1,270  $   68,613,728
                                   ===============  ===============  ==============  ==============  ==============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                  109               44             157           1,402             110       6,916,063
    Units issued                                14                2               5             326               2         588,683
    Units redeemed                               -               (1)              -             (30)              -      (1,843,627)
                                   ---------------  ---------------  --------------  --------------  --------------  --------------
  Units outstanding at end
    of period                                  123               45             162           1,698             112       5,661,119
                                   ===============  ===============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
------------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                         Putnam          Putnam          Putnam          Putnam          Putnam          Putnam
                                     Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                       Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                                                                      VT The George
                                       VT Capital      VT Capital     VT Discovery   VT Diversified        VT          Putnam Fund
                                      Appreciation    Opportunities      Growth          Income       Equity Income   of Boston (b)
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $     (162,471) $      (21,713) $     (196,907) $    7,613,459  $     (138,581) $    1,892,347
Net realized gains (losses)                  90,764          40,353         247,895        (126,545)         84,056       1,049,896
Change in unrealized gains (losses)          69,428          33,818      (1,147,394)     (3,781,719)        194,155        (762,668)
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from operations                            (2,279)         52,458      (1,096,406)      3,705,195         139,630       2,179,575
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                     45,097           4,602         204,324         150,860         105,130      14,171,270
Benefit payments                            (99,505)              -        (145,295)     (1,474,403)        (65,799)     (2,478,747)
Payments on termination                    (669,825)       (110,260)       (902,484)     (5,490,857)       (771,499)    (12,035,975)
Contract maintenance charge                 (22,932)         (4,136)        (36,984)        (88,817)        (20,047)       (264,166)
Transfers among the sub-accounts
  and with the Fixed Account - net          375,856       1,375,660        (287,660)      1,444,222       8,256,770      10,168,401
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from contract transactions               (371,309)      1,265,866      (1,168,099)     (5,458,995)      7,504,555       9,560,783
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS          (373,588)      1,318,324      (2,264,505)     (1,753,800)      7,644,185      11,740,358

NET ASSETS AT BEGINNING OF PERIOD        15,652,558       1,360,644      19,925,067      91,661,844       9,460,206     206,715,911
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD          $   15,278,970  $    2,678,968  $   17,660,562  $   89,908,044  $   17,104,391  $  218,456,269
                                     ==============  ==============  ==============  ==============  ==============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                2,142,408         105,298       4,414,466       7,447,263         785,589      19,241,611
    Units issued                            249,503         136,089         490,595         763,787         818,969       3,554,166
    Units redeemed                         (303,817)        (40,401)       (753,187)     (1,201,042)       (198,382)     (2,829,899)
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of
    period                                2,088,094         200,986       4,151,874       7,010,008       1,406,176      19,965,878
                                     ==============  ==============  ==============  ==============  ==============  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                      Putnam          Putnam          Putnam          Putnam          Putnam           Putnam
                                  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust   Variable Trust
                                    Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account      Sub-Account
                                  --------------  --------------  --------------  --------------  --------------  -----------------
                                        VT
                                   Global Asset         VT         VT Growth and     VT Growth       VT Health
                                  Allocation (b)   Global Equity    Income (b)     Opportunities   Sciences (b)   VT High Yield (b)
                                  --------------  --------------  --------------  --------------  --------------  -----------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)      $      469,419  $      579,249  $    3,501,819  $     (285,444) $     (680,769) $       6,962,206
Net realized gains (losses)              (96,680)     (4,334,604)       (425,589)     (1,804,278)       (767,481)           124,396
Change in unrealized
  gains (losses)                        (187,265)      4,141,309       3,378,584         213,940        (288,732)        (2,486,000)
                                  --------------  --------------  --------------  --------------  --------------  -----------------
Increase (decrease) in net assets
  from operations                        185,474         385,954       6,454,814      (1,875,782)     (1,736,982)         4,600,602
                                  --------------  --------------  --------------  --------------  --------------  -----------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                               1,834,478         139,290      12,603,853         262,858       2,312,051          8,807,812
Benefit payments                        (109,453)       (726,571)     (7,335,761)       (298,966)       (656,619)        (1,331,202)
Payments on termination               (1,049,137)     (3,223,670)    (32,474,769)     (1,312,602)     (3,989,445)        (8,506,689)
Contract maintenance charge              (37,358)        (84,913)       (761,963)        (46,026)       (139,774)          (118,830)
Transfers among the sub-accounts
  and with the Fixed
  Account - net                        3,416,890        (448,228)      1,262,611         473,926        (662,589)        (8,633,111)
                                  --------------  --------------  --------------  --------------  --------------  -----------------
Increase (decrease) in net assets
  from contract transactions           4,055,420      (4,344,092)    (26,706,029)       (920,810)     (3,136,376)        (9,782,020)
                                  --------------  --------------  --------------  --------------  --------------  -----------------

INCREASE (DECREASE) IN NET ASSETS      4,240,894      (3,958,138)    (20,251,215)     (2,796,592)     (4,873,358)        (5,181,418)

NET ASSETS AT BEGINNING OF PERIOD     23,895,573      57,064,982     621,221,069      28,238,487      81,155,476        100,371,328
                                  --------------  --------------  --------------  --------------  --------------  -----------------
NET ASSETS AT END OF PERIOD       $   28,136,467  $   53,106,844  $  600,969,854  $   25,441,895  $   76,282,118  $      95,189,910
                                  ==============  ==============  ==============  ==============  ==============  =================

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                          2,429,076       8,402,139      65,333,304       6,714,327       7,855,738          8,620,367
    Units issued                         644,250         357,640       5,735,793         907,847         794,799          2,524,847
    Units redeemed                      (288,092)       (982,958)     (9,012,870)     (1,140,080)     (1,127,746)        (3,430,143)
                                  --------------  --------------  --------------  --------------  --------------  -----------------
  Units outstanding at end
    of period                          2,785,234       7,776,821      62,056,227       6,482,094       7,522,791          7,715,071
                                  ==============  ==============  ==============  ==============  ==============  =================

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                       Putnam          Putnam          Putnam          Putnam           Putnam           Putnam
                                   Variable Trust  Variable Trust  Variable Trust  Variable Trust   Variable Trust   Variable Trust
                                     Sub-Account     Sub-Account     Sub-Account     Sub-Account      Sub-Account      Sub-Account
                                   --------------  --------------  --------------  --------------  ----------------  --------------
                                                                         VT              VT
                                                         VT         International   International
                                                    International    Growth and          New                               VT
                                    VT Income (b)    Equity (b)      Income (b)     Opportunities  VT Investors (b)   Mid Cap Value
                                   --------------  --------------  --------------  --------------  ----------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)       $    5,973,296  $      844,678  $      112,066  $       (5,651) $       (920,633) $      (46,516)
Net realized gains (losses)               295,086      (1,475,028)         47,649        (598,954)       (6,384,657)         49,593
Change in unrealized gains
  (losses)                             (1,390,460)        557,442       1,640,498         383,223         7,001,491          91,146
                                   --------------  --------------  --------------  --------------  ----------------  --------------
Increase (decrease) in net assets
  from operations                       4,877,922         (72,908)      1,800,213        (221,382)         (303,799)         94,223
                                   --------------  --------------  --------------  --------------  ----------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                               11,924,263       7,861,875          81,902         348,887         1,348,148          52,251
Benefit payments                       (2,584,903)     (2,022,945)       (522,547)       (182,565)       (2,175,887)         (1,399)
Payments on termination               (11,789,277)    (11,437,291)     (1,972,288)     (1,283,833)       (8,766,716)       (216,213)
Contract maintenance charge              (268,948)       (305,199)        (64,071)        (60,505)         (249,010)         (6,806)
Transfers among the sub-accounts
  and with the Fixed
  Account - net                          (285,674)      4,845,017       3,841,755         396,689        (2,575,968)      3,329,866
                                   --------------  --------------  --------------  --------------  ----------------  --------------
Increase (decrease) in net assets
  from contract transactions           (3,004,539)     (1,058,543)      1,364,751        (781,327)      (12,419,433)      3,157,699
                                   --------------  --------------  --------------  --------------  ----------------  --------------

INCREASE (DECREASE) IN NET ASSETS       1,873,383      (1,131,451)      3,164,964      (1,002,709)      (12,723,232)      3,251,922

NET ASSETS AT BEGINNING OF PERIOD     198,574,044     220,202,357      38,739,393      27,875,145       176,160,152       2,665,658
                                   --------------  --------------  --------------  --------------  ----------------  --------------
NET ASSETS AT END OF PERIOD        $  200,447,427  $  219,070,906  $   41,904,357  $   26,872,436  $    163,436,920  $    5,917,580
                                   ==============  ==============  ==============  ==============  ================  ==============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                          16,918,492      24,057,659       3,946,447       3,722,653        25,682,566         208,350
    Units issued                        3,412,924       3,929,985         823,463         368,130         1,034,259         331,643
    Units redeemed                     (3,509,259)     (4,360,260)       (690,400)       (467,477)       (2,961,838)        (86,766)
                                   --------------  --------------  --------------  --------------  ----------------  --------------
  Units outstanding at end
    of period                          16,822,157      23,627,384       4,079,510       3,623,306        23,754,987         453,227
                                   ==============  ==============  ==============  ==============  ================  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                   Putnam           Putnam             Putnam           Putnam          Putnam           Putnam
                               Variable Trust   Variable Trust     Variable Trust   Variable Trust  Variable Trust   Variable Trust
                                 Sub-Account      Sub-Account        Sub-Account      Sub-Account     Sub-Account      Sub-Account
                               --------------  -----------------  ----------------  --------------  ---------------  --------------
                                                                                       VT OTC &
                                  VT Money          VT New                             Emerging                       VT Small Cap
                                  Market (b)   Opportunities (b)  VT New Value (b)      Growth      VT Research (b)     Value (b)
                               --------------  -----------------  ----------------  --------------  ---------------  --------------
INCREASE (DECREASE) IN
  NET ASSETS FROM OPERATIONS
Net investment income (loss)   $     (592,171) $      (1,332,975) $       (230,252) $     (339,610) $    (1,084,179) $   (1,141,879)
Net realized gains (losses)                 -        (12,856,639)        1,294,727      (3,655,658)      (1,515,790)      6,896,363
Change in unrealized
  gains (losses)                            -         10,180,380         3,196,432       1,791,904       (1,025,694)      8,302,927
                               --------------  -----------------  ----------------  --------------  ---------------  --------------
Increase (decrease) in
  net assets from operations         (592,171)        (4,009,234)        4,260,907      (2,203,364)      (3,625,663)     14,057,411
                               --------------  -----------------  ----------------  --------------  ---------------  --------------
INCREASE (DECREASE) IN
  NET ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                           18,607,894          2,471,344         6,184,423         229,791        3,435,895       1,105,923
Benefit payments                   (6,677,670)        (1,336,630)       (1,165,297)       (266,530)      (1,021,362)     (1,098,466)
Payments on termination           (21,559,478)        (6,396,551)       (6,553,505)     (1,525,802)      (5,372,425)     (9,024,316)
Contract maintenance charge          (106,961)          (235,746)         (178,183)        (67,544)        (153,358)       (167,190)
Transfers among the
  sub-accounts
  and with the Fixed
  Account - net                    16,122,731         (3,270,833)        9,287,993        (335,014)      (2,264,352)       (547,895)
                               --------------  -----------------  ----------------  --------------  ---------------  --------------
Increase (decrease) in
  net assets from contract
  transactions                      6,386,516         (8,768,416)        7,575,431      (1,965,099)      (5,375,602)     (9,731,944)
                               --------------  -----------------  ----------------  --------------  ---------------  --------------

INCREASE (DECREASE) IN
  NET ASSETS                        5,794,345        (12,777,650)       11,836,338      (4,168,463)      (9,001,265)      4,325,467

NET ASSETS AT BEGINNING
  OF PERIOD                        84,932,362        132,129,575       115,022,414      34,595,330      108,191,049     152,270,964
                               --------------  -----------------  ----------------  --------------  ---------------  --------------
NET ASSETS AT END OF PERIOD    $   90,726,707  $     119,351,925  $    126,858,752  $   30,426,867  $    99,189,784  $  156,596,431
                               ==============  =================  ================  ==============  ===============  ==============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period             8,105,737         20,300,740         9,235,243       9,069,827       12,609,793      10,164,476
    Units issued                   11,886,142          1,436,152         1,797,569         846,067        1,226,345       1,718,188
    Units redeemed                (11,154,157)        (3,089,892)       (1,317,338)     (1,316,738)      (1,949,896)     (2,304,933)
                               --------------  -----------------  ----------------  --------------  ---------------  --------------
  Units outstanding at
    end of period                   8,837,722         18,647,000         9,715,474       8,599,156       11,886,242       9,577,731
                               ==============  =================  ================  ==============  ===============  ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                                                                         Salomon       Salomon
                                                                                                        Brothers      Brothers
                                                                                                        Variable      Variable
                                          Putnam          Putnam          Putnam           Rydex         Series        Series
                                      Variable Trust  Variable Trust  Variable Trust  Variable Trust   Funds Inc.    Funds Inc.
                                        Sub-Account     Sub-Account     Sub-Account     Sub-Account    Sub-Account   Sub-Account
                                      --------------  --------------  --------------  --------------  -------------  -----------
                                       VT Utilities
                                        Growth and                                                                    Variable
                                        Income (b)     VT Vista (b)   VT Voyager (b)     Rydex OTC    Investors (a)    All Cap
                                      --------------  --------------  --------------  --------------  -------------  -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $      502,477  $     (921,852) $   (3,153,072) $            -  $         (46) $       (65)
Net realized gains (losses)               (1,227,834)     (3,992,882)    (19,023,679)              -              -            6
Change in unrealized gains (losses)        3,779,948       7,472,213       4,470,070              (3)           113           (9)
                                      --------------  --------------  --------------  --------------  -------------  -----------
Increase (decrease) in net assets
  from operations                          3,054,591       2,557,479     (17,706,681)             (3)            67          (68)
                                      --------------  --------------  --------------  --------------  -------------  -----------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                   2,017,090       2,150,790      12,898,802               -             35           54
Benefit payments                            (619,197)       (971,747)     (3,864,968)              -              -            -
Payments on termination                   (2,119,643)     (4,259,021)    (20,544,576)              -              -            -
Contract maintenance charge                  (48,988)       (150,853)       (604,106)              -              -           (2)
Transfers among the sub-accounts
  and with the Fixed Account - net         1,718,748       1,478,260       3,234,014               -          7,108            -
                                      --------------  --------------  --------------  --------------  -------------  -----------
Increase (decrease) in net assets
  from contract transactions                 948,010      (1,752,571)     (8,880,834)              -          7,143           52
                                      --------------  --------------  --------------  --------------  -------------  -----------

INCREASE (DECREASE) IN NET ASSETS          4,002,601         804,908     (26,587,515)             (3)         7,210          (16)

NET ASSETS AT BEGINNING OF PERIOD         40,109,492      85,717,895     392,808,399              51              -        5,799
                                      --------------  --------------  --------------  --------------  -------------  -----------
NET ASSETS AT END OF PERIOD           $   44,112,093  $   86,522,803  $  366,220,884  $           48  $       7,210  $     5,783
                                      ==============  ==============  ==============  ==============  =============  ===========

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 4,725,957      11,475,072      51,673,651               4              -          515
    Units issued                             698,879       1,278,673       6,639,453               -            714            5
    Units redeemed                          (717,880)     (1,666,919)     (8,840,528)              -              -            -
                                      --------------  --------------  --------------  --------------  -------------  -----------
  Units outstanding at end of period       4,706,956      11,086,826      49,472,576               4            714          520
                                      ==============  ==============  ==============  ==============  =============  ===========

(a)  For period beginning April 30, 2004 and ended September 30, 2004

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                        STI Classic     STI Classic     STI Classic    STI Classic     STI Classic    STI Classic
                                      Variable Trust  Variable Trust  Variable Trust Variable Trust  Variable Trust Variable Trust
                                        Sub-Account     Sub-Account     Sub-Account    Sub-Account     Sub-Account    Sub-Account
                                      --------------  --------------  -------------- --------------  -------------- --------------
                                                                           STI
                                        STI Capital    STI Growth &    International STI Investment        STI       STI Small Cap
                                       Appreciation       Income          Equity       Grade Bond    Mid-Cap Equity  Value Equity
                                      --------------  --------------  -------------- --------------  -------------- --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $       (5,686) $       (2,982) $          237 $        6,699  $       (1,967)$       (2,744)
Net realized gains (losses)                    2,322             709               -           (690)          1,121          1,950
Change in unrealized gains (losses)          (11,261)         10,654            (145)         7,465           4,765         26,314
                                      --------------  --------------  -------------- --------------  -------------- --------------
Increase (decrease) in net assets
  from operations                            (14,625)          8,381              92         13,474           3,919         25,520
                                      --------------  --------------  -------------- --------------  -------------- --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                     201,471         602,922          16,884        555,914         165,285        359,362
Benefit payments                                   -               -               -              -               -              -
Payments on termination                      (24,040)        (13,804)           (263)       (21,869)         (6,127)        (9,171)
Contract maintenance charge                     (850)           (276)              -           (487)           (301)          (203)
Transfers among the sub-accounts
  and with the Fixed Account - net            95,650         105,743           7,452        232,928          63,610         60,171
                                      --------------  --------------  -------------- --------------  -------------- --------------
Increase (decrease) in net assets
  from contract transactions                 272,231         694,585          24,073        766,486         222,467        410,159
                                      --------------  --------------  -------------- --------------  -------------- --------------

INCREASE (DECREASE) IN NET ASSETS            257,606         702,966          24,165        779,960         226,386        435,679

NET ASSETS AT BEGINNING OF PERIOD            253,766         116,659             991        116,442         131,347         84,840
                                      --------------  --------------  -------------- --------------  -------------- --------------
NET ASSETS AT END OF PERIOD           $      511,372  $      819,625  $       25,156 $      896,402  $      357,733 $      520,519
                                      ==============  ==============  ============== ==============  ============== ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                    23,675          10,281              81         11,633          11,494          6,943
    Units issued                              29,614          62,817           2,103         82,039          20,587         34,922
    Units redeemed                            (4,397)         (2,697)           (190)        (5,571)         (1,437)        (2,491)
                                      --------------  --------------  -------------- --------------  -------------- --------------
  Units outstanding at end of period          48,892          70,401           1,994         88,101          30,644         39,374
                                      ==============  ==============  ============== ==============  ============== ==============

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                              The Universal      The Universal       The Universal    The Universal  The Universal
                              STI Classic     Institutional      Institutional       Institutional    Institutional  Institutional
                            Variable Trust     Funds, Inc.        Funds, Inc.         Funds, Inc.      Funds, Inc.    Funds, Inc.
                              Sub-Account      Sub-Account        Sub-Account         Sub-Account      Sub-Account    Sub-Account
                            --------------  ------------------  ----------------  ------------------  -------------- --------------
                                               Van Kampen         Van Kampen                          Van Kampen UIF Van Kampen UIF
                               STI Value      UIF Emerging            UIF            Van Kampen        International     Mid Cap
                             Income Stock   Markets Equity (q)  Equity Growth (r) UIF High Yield (s)     Magnum (t)     Growth (u)
                            --------------  ------------------  ----------------  ------------------  -------------- --------------
INCREASE (DECREASE)
  IN NET ASSETS
  FROM OPERATIONS
Net investment income
  (loss)                    $          (63) $         (188,227) $       (601,842) $           16,657  $      507,740 $     (377,256)
Net realized gains
  (losses)                             822             961,040        (2,788,972)                546         553,948      1,404,963
Change in unrealized
  gains (losses)                    14,916             174,569           872,223              (2,413)       (804,869)       562,358
                            --------------  ------------------  ----------------  ------------------  -------------- --------------
Increase (decrease) in
  net assets from
  operations                        15,675             947,382        (2,518,591)             14,790         256,819      1,590,065
                            --------------  ------------------  ----------------  ------------------  -------------- --------------
INCREASE (DECREASE) IN
  NET ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                           498,289             346,045           460,301                  36         476,288        596,101
Benefit payments                         -            (302,613)         (874,499)                  -        (245,228)      (121,420)
Payments on termination            (35,161)         (3,611,322)       (4,939,236)               (242)     (2,660,768)    (2,398,489)
Contract maintenance charge           (114)            (13,111)          (33,652)                (28)        (10,070)        (7,827)
Transfers among the
  sub-accounts and with the
  Fixed Account - net               65,105           6,586,583        17,791,664                   -       3,581,027      6,547,632
                            --------------  ------------------  ----------------  ------------------  -------------- --------------
Increase (decrease) in net
  assets from contract
  transactions                     528,119           3,005,582        12,404,578                (234)      1,141,249      4,615,997
                            --------------  ------------------  ----------------  ------------------  -------------- --------------

INCREASE (DECREASE) IN NET
  ASSETS                           543,794           3,952,964         9,885,987              14,556       1,398,068      6,206,062

NET ASSETS AT BEGINNING OF
  PERIOD                            38,544          33,517,013        56,334,263             326,201      28,528,771     26,112,011
                            --------------  ------------------  ----------------  ------------------  -------------- --------------
NET ASSETS AT END OF PERIOD $      582,338  $       37,469,977  $     66,220,250  $          340,757  $   29,926,839 $   32,318,073
                            ==============  ==================  ================  ==================  ============== ==============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period              3,427           3,701,529         7,318,516              27,527       3,575,949      2,559,007
    Units issued                    49,993           2,687,050         3,981,856                   3       2,615,560      2,744,459
    Units redeemed                  (4,022)         (2,398,427)       (2,689,793)                (23)     (2,468,172)    (2,318,287)
                            --------------  ------------------  ----------------  ------------------  -------------- --------------
  Units outstanding at end
    of period                       49,398           3,990,152         8,610,579              27,507       3,723,337      2,985,179
                            ==============  ==================  ================  ==================  ============== ==============

(q) Previously known as UIF Emerging Markets Equity (r) Previously known as UIF Equity Growth (s) Previously known as UIF High Yield (t) Previously known as UIF International Magnum (u) Previously known as UIF Mid Cap Growth

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                                  The Universal     The Universal   The Universal   The Universal
                              The Universal    The Universal      Institutional     Institutional   Institutional   Institutional
                              Institutional    Institutional       Funds, Inc.       Funds, Inc.     Funds, Inc.     Funds, Inc.
                               Funds, Inc.      Funds, Inc.        (Class II)        (Class II)      (Class II)      (Class II)
                               Sub-Account      Sub-Account        Sub-Account       Sub-Account     Sub-Account     Sub-Account
                            ----------------  ---------------  -----------------   --------------  --------------  ----------------
                                                                   Van Kampen        Van Kampen      Van Kampen
                               Van Kampen       Van Kampen        UIF Emerging      UIF Emerging   UIF Equity and  Van Kampen UIF
                            UIF U.S. Mid Cap     UIF U.S.         Markets Debt     Markets Equity      Income       Equity Growth
                              Value (b) (v) Real Estate (w) (Class II) (b) (x)
(Class II) (y) (Class II) (z) (Class II) (aa)
                            ----------------  ---------------  -----------------   --------------  --------------  ----------------
INCREASE (DECREASE)
  IN NET ASSETS FROM
  OPERATIONS
Net investment income
  (loss)                    $     (1,500,957) $       291,453  $         655,403   $      (32,008) $     (123,446) $       (115,982)
Net realized gains (losses)        2,370,810        4,186,791            365,052           86,026          89,042            29,020
Change in unrealized gains
  (losses)                         1,353,818        4,064,619           (539,426)         108,107         265,914          (345,826)
                            ----------------  ---------------  -----------------   --------------  --------------  ----------------
Increase (decrease) in net
  assets from operations           2,223,671        8,542,863            481,029          162,125         231,510          (432,788)
                            ----------------  ---------------  -----------------   --------------  --------------  ----------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                           1,071,660          435,945          6,592,907        1,646,339       6,528,267         4,310,357
Benefit payments                  (1,098,077)      (1,069,770)          (217,200)        (213,196)       (133,867)          (24,247)
Payments on termination           (6,978,251)      (4,993,363)          (175,060)         (60,012)       (139,690)         (171,047)
Contract maintenance charge          (54,369)         (18,914)           (12,178)         (12,066)        (13,816)          (23,101)
Transfers among the
  sub-accounts and with the
  Fixed Account - net             19,937,947         (338,939)         2,519,906        1,185,389       2,755,944         2,667,267
                            ----------------  ---------------  -----------------   --------------  --------------  ----------------
Increase (decrease) in net
  assets from contract
  transactions                    12,878,910       (5,985,041)         8,708,375        2,546,454       8,996,838         6,759,229
                            ----------------  ---------------  -----------------   --------------  --------------  ----------------

INCREASE (DECREASE) IN NET
  ASSETS                          15,102,581        2,557,822          9,189,404        2,708,579       9,228,348         6,326,441

NET ASSETS AT BEGINNING OF
  PERIOD                         113,886,269       61,625,979          4,296,129        4,042,710       6,494,199         7,030,189
                            ----------------  ---------------  -----------------   --------------  --------------  ----------------
NET ASSETS AT END OF PERIOD $    128,988,850  $    64,183,801  $      13,485,533   $    6,751,289  $   15,722,547  $     13,356,630
                            ================  ===============  =================   ==============  ==============  ================

UNITS OUTSTANDING
  Units outstanding at
    beginning of period           11,859,055        3,882,176            347,124          272,082         560,619           601,959
    Units issued                   5,560,576        1,122,349            854,123          256,761         991,642           906,557
    Units redeemed                (4,299,136)      (1,487,318)          (162,198)         (89,930)       (165,746)         (283,359)
                            ----------------  ---------------  -----------------   --------------  --------------  ----------------
  Units outstanding at end
    of period                     13,120,495        3,517,207          1,039,049          438,913       1,386,515         1,225,157
                            ================  ===============  =================   ==============  ==============  ================

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(v) Previously known as UIF Mid Cap Value (w) Previously known as UIF U. S. Real Estate
(x) Previously known as UIF Emerging Markets Debt (Class II) (y) Previously known as UIF Emerging Markets Equity (Class II) (z) Previously known as UIF Equity and Income (Class II) (aa) Previously known as UIF Equity Growth (Class II)

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
------------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                             The Universal     The Universal     The Universal     The Universal     The Universal     Van Kampen
                             Institutional     Institutional     Institutional     Institutional     Institutional        Life
                              Funds, Inc.       Funds, Inc.       Funds, Inc.       Funds, Inc.       Funds, Inc.      Investment
                              (Class II)        (Class II)        (Class II)        (Class II)        (Class II)          Trust
                              Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account      Sub-Account
                          ------------------  --------------  ------------------  --------------  ------------------- -------------
                              Van Kampen                        Van Kampen UIF    Van Kampen UIF      Van Kampen
                              UIF Global       Van Kampen UIF    Small Company     U.S. Mid Cap        UIF U.S.
                               Franchise Mid Cap Growth Growth Value Real Estate
                          (Class II) (b) (ab) (Class II) (ac) (Class II) (b)
                          (ad) (Class II) (ae) (Class II) (b) (af) LIT Comstock
                          ------------------  --------------  ------------------  --------------  ------------------- -------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS
Net investment income
  (loss)                  $         (224,171) $     (190,547) $         (241,783) $     (337,311) $           233,248 $    (105,330)
Net realized gains
  (losses)                            65,331         135,772             229,094         140,564            1,132,205     2,330,784
Change in unrealized
  gains (losses)                    (318,861)        752,596             543,204         594,321            3,695,922     2,459,818
                          ------------------  --------------  ------------------  --------------  ------------------- -------------
Increase (decrease) in
  net assets from
  operations                        (477,701)        697,821             530,515         397,574            5,061,375     4,685,272
                          ------------------  --------------  ------------------  --------------  ------------------- -------------
INCREASE (DECREASE) IN
  NET ASSETS FROM
  CONTRACT TRANSACTIONS
Deposits                          10,463,949       3,358,672           3,926,938       8,434,237           18,608,549     1,648,085
Benefit payments                    (102,691)       (105,230)           (169,950)       (159,590)            (105,703)   (1,431,552)
Payments on termination             (261,111)       (372,972)           (307,156)       (502,395)            (861,642)   (8,399,131)
Contract maintenance
  charge                             (22,736)        (33,500)            (40,459)        (56,759)             (59,197)      (28,450)
Transfers among the
  sub-accounts and with
  the Fixed Account - net          5,235,214       2,558,227           2,965,508       5,542,720            7,599,330    29,823,488
                          ------------------  --------------  ------------------  --------------  ------------------- -------------
Increase (decrease) in
  net assets from
  contract transactions           15,312,625       5,405,197           6,374,881      13,258,213           25,181,337    21,612,440
                          ------------------  --------------  ------------------  --------------  ------------------- -------------

INCREASE (DECREASE) IN
  NET ASSETS                      14,834,924       6,103,018           6,905,396      13,655,787           30,242,712    26,297,712

NET ASSETS AT BEGINNING
  OF PERIOD                        9,257,072      10,261,922          14,062,102      18,124,207           18,566,574    62,969,023
                          ------------------  --------------  ------------------  --------------  ------------------- -------------
NET ASSETS AT END OF
  PERIOD                  $       24,091,996  $   16,364,940  $       20,967,498  $   31,779,994  $        48,809,286 $  89,266,735
                          ==================  ==============  ==================  ==============  =================== =============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period              758,267         785,250           1,035,679       1,356,453            1,366,099     5,975,887
    Units issued                   1,516,081         658,030             664,384       1,409,954            2,261,584     6,152,221
    Units redeemed                  (232,143)       (260,188)           (208,202)       (349,525)            (523,819)   (4,150,339)
                          ------------------  --------------  ------------------  --------------  ------------------- -------------
  Units outstanding at
    end of period                  2,042,205       1,183,092           1,491,861       2,416,882            3,103,864     7,977,769
                          ==================  ==============  ==================  ==============  =================== =============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(ab) Previously known as UIF Global Franchise (Class II) (ac) Previously known as UIF Mid Cap Growth (Class II) (ad) Previously known as UIF Small Company Growth (Class II) (ae) Previously known as UIF U. S. Mid Cap Value (Class
     II) (af) Previously known as UIF U. S. Real Estate (Class II)

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                                                                        Van Kampen      Van Kampen     Van Kampen
                                       Van Kampen       Van Kampen      Van Kampen         Life            Life           Life
                                          Life             Life            Life         Investment      Investment     Investment
                                       Investment       Investment      Investment         Trust           Trust          Trust
                                          Trust            Trust           Trust        (Class II)      (Class II)     (Class II)
                                       Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account    Sub-Account
                                      --------------  --------------  --------------  --------------  -------------- --------------
                                                                                      LIT Aggressive                  LIT Emerging
                                      LIT Emerging                          LIT           Growth       LIT Comstock      Growth
                                         Growth       LIT Government   Money Market   (Class II) (b)    (Class II)   (Class II) (b)
                                      --------------  --------------  --------------  --------------  -------------- --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $   (1,019,761) $       62,240  $      (16,622) $     (158,768) $     (993,631)$     (757,480)
Net realized gains (losses)               (6,371,393)         (4,091)              -           6,731       2,250,100        (89,505)
Change in unrealized gains (losses)        4,088,076         (19,516)              -         269,603       8,495,628     (1,577,257)
                                      --------------  --------------  --------------  --------------  -------------- --------------
Increase (decrease) in net assets
  from operations                         (3,303,078)         38,633         (16,622)        117,566       9,752,097     (2,424,242)
                                      --------------  --------------  --------------  --------------  -------------- --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                     385,913          61,594         193,510       1,588,220      28,131,186      5,783,030
Benefit payments                            (992,534)         (1,504)         (6,782)        (47,321)     (1,480,582)      (408,542)
Payments on termination                   (7,623,971)        (74,004)       (470,100)       (365,736)     (4,714,323)    (1,854,034)
Contract maintenance charge                  (54,095)           (835)         (8,871)        (23,834)       (161,545)       (64,981)
Transfers among the sub-accounts
  and with the Fixed Account - net        (4,091,613)        403,468         239,811      13,874,875      30,229,842      1,544,730
                                      --------------  --------------  --------------  --------------  -------------- --------------
Increase (decrease) in net assets
  from contract transactions             (12,376,300)        388,719         (52,432)     15,026,204      52,004,578      5,000,203
                                      --------------  --------------  --------------  --------------  -------------- --------------

INCREASE (DECREASE) IN NET ASSETS        (15,679,378)        427,352         (69,054)     15,143,770      61,756,675      2,575,961

NET ASSETS AT BEGINNING OF PERIOD         95,881,127       1,491,153       2,988,509       3,686,760     137,393,163     54,406,152
                                      --------------  --------------  --------------  --------------  -------------- --------------
NET ASSETS AT END OF PERIOD           $   80,201,749  $    1,918,505  $    2,919,455  $   18,830,530  $  199,149,838 $   56,982,113
                                      ==============  ==============  ==============  ==============  ============== ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                11,682,750         139,568         277,539         287,541      12,465,747      6,796,226
    Units issued                           4,862,178          53,717         197,093       2,058,074       6,936,982      1,383,821
    Units redeemed                        (6,322,092)        (17,726)       (201,830)       (594,045)     (2,574,671)    (1,131,878)
                                      --------------  --------------  --------------  --------------  -------------- --------------
  Units outstanding at end of period      10,222,836         175,559         272,802       1,751,570      16,828,058      7,048,169
                                      ==============  ==============  ==============  ==============  ============== ==============

(b) Amounts have been restated to reflect the combination of Allstate Financial Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)
                                        Van Kampen        Van Kampen
                                           Life              Life
                                        Investment        Investment
                                           Trust             Trust
                                        (Class II)        (Class II)
                                        Sub-Account       Sub-Account
                                      --------------  ------------------
                                      LIT Growth and          LIT
                                          Income         Money Market
                                      (Class II) (b)  (Class II) (a) (b)
                                      --------------  ------------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $     (477,911) $          (50,358)
Net realized gains (losses)                  879,856                   -
Change in unrealized gains (losses)        1,427,658                   -
                                      --------------  ------------------
Increase (decrease) in net assets
  from operations                          1,829,603             (50,358)
                                      --------------  ------------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  27,788,879          11,768,919
Benefit payments                            (806,858)           (689,170)
Payments on termination                   (1,846,038)           (248,418)
Contract maintenance charge                 (148,511)               (643)
Transfers among the sub-accounts
  and with the Fixed Account - net        10,255,263           3,299,515
                                      --------------  ------------------
Increase (decrease) in net assets
  from contract transactions              35,242,735          14,130,203
                                      --------------  ------------------

INCREASE (DECREASE) IN NET ASSETS         37,072,338          14,079,845

NET ASSETS AT BEGINNING OF PERIOD         56,397,663                   -
                                      --------------  ------------------
NET ASSETS AT END OF PERIOD           $   93,470,001  $       14,079,845
                                      ==============  ==================

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 4,387,313                   -
    Units issued                           4,120,164           2,022,260
    Units redeemed                        (1,394,164)           (600,956)
                                      --------------  ------------------
  Units outstanding at end of period       7,113,313           1,421,304
                                      ==============  ==================

(a) For period beginning April 30, 2004 and ended September 30, 2004 (b) Amounts have been restated to reflect the combination of Allstate Financial
     Advisors Separate Account I and Allstate Life Insurance Company Separate Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

                 ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)
--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION

     Allstate Financial Advisors Separate Account I (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company ("Allstate Life"). The assets of the Account are legally segregated from those of Allstate Life. Allstate Life is wholly owned by Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

     These condensed financial statements and notes as of September 30, 2004 and for the nine-month period ended September 30, 2004 are unaudited. The condensed financial statements reflect all adjustments (consisting of normal recurring accruals), which are, in the opinion of management, necessary for the fair presentation of the financial position. These condensed financial statements and notes should be read in conjunction with the Allstate Financial Advisors Separate Account I and the Allstate Life Insurance Company Separate Account A audited financial statements and notes for the period ended December 31, 2003. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.

     Allstate Life sells the following variable annuity contracts, collectively the Contracts, through the Account:

          SelectDirections                     Putnam Allstate Advisor
          Preferred Client Variable Annuity    Putnam Allstate Advisor Apex
          Allstate Advisor                     Putnam Allstate Advisor Plus
          Allstate Advisor Plus                Putnam Allstate Advisor Preferred
          Allstate Advisor Preferred



     The deposits are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any Contract provisions wherein Allstate Life contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

     AIM VARIABLE INSURANCE FUNDS                    FIDELITY VARIABLE INSURANCE PRODUCTS FUND
        AIM V.I. Basic Value                            VIP Contrafund
        AIM V.I. Capital Appreciation                   VIP Growth
        AIM V.I. Core Equity                            VIP High Income
        AIM V.I. Dent Demographics                      VIP Index 500
        AIM V.I. Diversified Income                     VIP Investment Grade Bond
        AIM V.I. Growth                                 VIP Overseas
        AIM V.I. International Growth                FIDELITY VARIABLE INSURANCE PRODUCTS FUND (SERVICE CLASS 2)
        AIM V.I. Mid Cap Core Equity                    VIP Equity-Income (Service Class 2)
        AIM V.I. Premier Equity                         VIP Investment Grade Bond (Service Class 2)
     AIM VARIABLE INSURANCE FUNDS SERIES II             VIP Overseas (Service Class 2)
        AIM V.I. Basic Value II                      FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
        AIM V.I. Capital Appreciation II                Franklin Growth and Income Securities
        AIM V.I. Mid Cap Core Equity II                 Franklin High Income
        AIM V.I. Premier Equity II                      Franklin Income Securities
     ALLIANCEBERNSTEIN VARIABLE PRODUCT SERIES FUND     Franklin Small Cap
        AllianceBernstein Growth                        Franklin Small Cap Value Securities
        AllianceBernstein Growth & Income               Franklin US Government
        AllianceBernstein Premier Growth                Mutual Shares Securities
        AllianceBernstein Small Cap Value               Templeton Developing Markets Securities
                                                        Templeton Foreign Securities
                                                        Templeton Global Income Securities

                 ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)
--------------------------------------------------------------------------------

JANUS ASPEN SERIES                                                           MORGAN STANLEY VARIABLE INVESTMENT SERIES
   Capital Appreciation                                                            (CLASS Y SHARES)
JANUS ASPEN SERIES (SERVICE SHARES)                                             Aggressive Equity (Class Y Shares)
   Worldwide Growth (Service Shares)*                                           Dividend Growth (Class Y Shares)
   Foreign Stock (Previously known as International Value)                      Equity (Class Y Shares)
LAZARD RETIREMENT SERIES, INC.                                                  European Growth (Class Y Shares)
   Emerging Markets                                                             Global Advantage (Class Y Shares)
LSA VARIABLE SERIES TRUST                                                       Global Dividend Growth (Class Y Shares)
   LSA Aggressive Growth (Merged into Van Kampen LIT Aggressive Growth          High Yield (Class Y Shares)
      (Class II))                                                               Income Builder (Class Y Shares)
   LSA Balanced (Merged into OpCap Balanced)                                    Information (Class Y Shares)
   LSA Basic Value (Merged into AIM V.I. Basic Value)                           Limited Duration (Class Y Shares)
   LSA Blue Chip (Merged into Van Kampen UIF Equity Growth)                     Money Market (Class Y Shares)
   LSA Capital Appreciation (Merged into Capital Appreciation)                  Pacific Growth (Class Y Shares)
   LSA Capital Growth (Merged into Van Kampen UIF Equity Growth)                   (Closed on 4/30/2004)
   LSA Diversified Mid Cap (Merged into Van Kampen UIF U.S. Mid Cap Value)      Quality Income Plus (Class Y Shares)
   LSA Emerging Growth Equity (Van Kampen LIT Aggressive Growth                 S&P 500 Index (Class Y Shares)
      (Class II)) Strategist (Class Y Shares) LSA Equity Growth (Merged into Van
   Kampen UIF Equity Growth) Utilities (Class Y Shares) LSA Mid Cap Value
   (Merged into Van Kampen UIF U.S. Mid Cap Value) OPPENHEIMER VARIABLE ACCOUNT
   FUNDS LSA Value Equity (Merged into Investors) Oppenheimer Bond
MFS VARIABLE INSURANCE TRUST                                                    Oppenheimer Capital Appreciation
   MFS Bond                                                                     Oppenheimer Global Securities
   MFS High Income                                                              Oppenheimer High Income
   MFS Investors Trust                                                          Oppenheimer Main Street Small Cap Growth
   MFS New Discovery                                                         OPPENHEIMER VARIABLE ACCOUNT FUNDS
MFS VARIABLE INSURANCE TRUST (SERVICE CLASS) (SERVICE CLASS ("SC")) MFS New
   Discovery (Service Class) Oppenheimer Aggressive Growth (SC) MFS Utilities
   (Service Class) Oppenheimer Balanced (SC) (Previously known as
MORGAN STANLEY VARIABLE INVESTMENT SERIES                                          Oppenheimmer Multiple Strategies (SC))
   Aggressive Equity                                                            Oppenheimer Capital Appreciation (SC)
   Dividend Growth                                                              Oppenheimer Global Securities (SC)
   Equity                                                                       Oppenheimer High Income (SC)
   European Growth                                                              Oppenheimer Main Street (SC)
   Global Advantage                                                             Oppenheimer Main Street Small Cap Growth (SC)
   Global Dividend Growth                                                       Oppenheimer Strategic Bond (SC)
   High Yield                                                                PIMCO ADVISORS VARIABLE INSURANCE TRUST
   Income Builder                                                               OpCap Balanced
   Information                                                                  OpCap Small Cap
   Limited Duration                                                             PEA Science and Technology
   Money Market                                                              PIMCO VARIABLE INSURANCE TRUST
   Pacific Growth (Closed on 4/30/2004)                                         Foreign Bond
   Quality Income Plus                                                          Money Market
   S&P 500 Index                                                                PIMCO Total Return
   Strategist                                                                PUTNAM VARIABLE TRUST
   Utilities                                                                    VT American Government Income
                                                                                VT Capital Appreciation
                                                                                VT Capital Opportunities
                                                                                VT Discovery Growth
                                                                                VT Diversified Income
                                                                                VT Equity Income
                                                                                VT The George Putnam Fund of Boston

                 ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)
-------------------------------------------------------------------------------

   VT Global Asset Allocation                            THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (CLASS II)
   VT Growth & Income                                       Van Kampen UIF Emerging Market Debt (Class II)
   VT Global Equity                                            (Previously known as UIF Emerging Markets Debt (Class II))
   VT Growth Opportunities                                  Van Kampen UIF Emerging Markets Equity (Class II)
   VT Health Sciences                                          (Previously know as UIF Emerging Markets Equity (Class II))
   VT High Yield                                            Van Kampen UIF Equity and Income (Class II)
   VT Income                                                   (Previously known as UIF Equity and Income (Class II))
   VT International Equity                                  Van Kampen UIF Equity Growth (Class II)
   VT International Growth and Income                          (Previously known as UIF Equity Growth (Class II))
   VT International New Opportunities                       Van Kampen UIF Global Franchise (Class II)
   VT Investors                                                (Previously known as UIF Global Franchise (Class II))
   VT Mid Cap Value                                         Van Kampen UIF Mid Cap Growth (Class II)
   VT Money Market                                             (Previously known as UIF Mid Cap Growth (Class II))
   VT New Opportunities                                     Van Kampen UIF Small Company Growth (Class II)
   VT New Value                                                (Previously known as UIF Small Company Growth (Class II))
   VT OTC & Emerging Growth                                 Van Kampen UIF U.S. Mid Cap Value (Class II)
   VT Research                                                 (Previously known as UIF U.S. Mid Cap Value (Class II))
   VT Small Cap Value                                       Van Kampen UIF U.S. Real Estate (Class II)
   VT Utilities Growth and Income                              (Previously known as UIF U.S. Real Estate (Class II))
   VT Vista                                              VAN KAMPEN LIFE INVESTMENT TRUST
   VT Voyager                                               LIT Comstock
RYDEX VARIABLE TRUST                                        LIT Emerging Growth
   Rydex OTC                                                LIT Government
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.                LIT Money Market
   Investors                                             VAN KAMPEN LIFE INVESTMENT TRUST (CLASS II)
   Variable All Cap                                         LIT Aggressive Growth (Class II)
STI CLASSIC VARIABLE TRUST                                  LIT Comstock (Class II)
   STI Capital Appreciation                                 LIT Emerging Growth (Class II)
   STI Growth & Income                                      LIT Growth and Income (Class II)
   STI International Equity                                 LIT Money Market (Class II)
   STI Investment Grade Bond
   STI Mid-Cap Equity
   STI Small Cap Value Equity
   STI Value Income Stock
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
   Van Kampen UIF Emerging Markets Equity
      (Previously known as UIF Emerging Market Equity)
   Van Kampen UIF Equity Growth
      (Previously know as UIF Equity Growth)
   Van Kampen UIF High Yield
       (Previously known as UIF High Yield)
   Van Kampen UIF International Magnum
       (Previously know as UIF International Magnum)
   Van Kampen UIF Mid Cap Growth
       (Previously known as UIF Mid Cap Growth)
   Van Kampen UIF U. S. Mid Cap Value
       (Previously known as UIF Mid Cap Value)
   Van Kampen UIF U. S. Real Estate
       (Previously known as UIF U. S. Real Estate)

        *Fund was available, but had no net assets at September 30, 2004

                 ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)
--------------------------------------------------------------------------------

     Allstate Life also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Allstate Life has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

2.   MERGERS

     SEPARATE ACCOUNTS

     On March 12, 2004, the Board of Directors of Allstate approved the merger of the Allstate Life Insurance Company Separate Account A ("Separate Account A") into the Account. Allstate consummated the merger on May 1, 2004. Collectively, the Account, and the Separate Account A are referred to as the "Separate Accounts".

     At December 31, 2003, the Separate Account A and the Account offered 51 and 149 variable sub-accounts, respectively. Thirty-eight of the sub-accounts offered by the Separate Account A were invested in the same underlying funds as 38 of the sub-accounts offered by the Account. Upon completion of the merger on May 1, 2004, the Account offered 162 sub-accounts giving effect to the combination of sub-accounts invested in the same underlying mutual funds.

     In accordance with Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations", the statements of operations and statements of changes in net assets of the Account are presented as if the merger occurred on January 1, 2004.

     The merger of the Separate Accounts, including the combination of overlapping sub-accounts, required no adjustments and did not change the number of units and accumulation unit fair values of the contractholders' interests in the sub-accounts. Additionally, the contracts and related fee structures offered through the Account will not change as a result of the merger. The following table presents a listing of the net assets applicable to the sub-accounts giving effect to the merger as of May 1, 2004.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2. MERGERS (CONTINUED)

                           NET ASSETS OF SUB-ACCOUNTS
                 GIVING EFFECT TO THE SEPARATE ACCOUNT A MERGER
                                   MAY 1, 2004

                                                                              Pre-Merger                        Post-Merger
--------------------------------------------------------------------------------------------------------------------------------
                                                                    Allstate             Allstate Life             Allstate
                                                               Financial Advisors      Insurance Company     Financial Advisors
SUB-ACCOUNT                                                    Separate Account I     Separate Account A     Separate Account I
--------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds
      AIM V. I. Basic Value                                   $              8,242   $                  -   $              8,242
      AIM V. I. Capital Appreciation                                    32,630,079                      -             32,630,079
      AIM V. I. Core Equity                                              3,021,912                      -              3,021,912
      AIM V. I. Dent Demographics                                           12,653                      -                 12,653
      AIM V. I. Diversified Income                                       1,516,652                      -              1,516,652
      AIM V. I. Growth                                                  17,270,565                      -             17,270,565
      AIM V. I. International Growth                                     1,370,301                      -              1,370,301
      AIM V. I. Premier Equity                                          48,045,546                      -             48,045,546

AIM Variable Insurance Funds Series II
      AIM V. I. Basic Value II                                          11,772,940                      -             11,772,940
      AIM V. I. Capital Appreciation II                                  5,696,176                      -              5,696,176
      AIM V. I. Premier Equity II                                        2,652,840                      -              2,652,840

AllianceBernstein Variable Product Series Fund
      AllianceBernstein Growth                                          39,015,731                      -             39,015,731
      AllianceBernstein Growth & Income                                213,268,800                      -            213,268,800
      AllianceBernstein Premier Growth                                  41,288,116                      -             41,288,116
      AllianceBernstein Small Cap Value                                 17,565,146                      -             17,565,146

Fidelity Variable Insurance Products Fund
      VIP Contrafund                                                     6,628,328                      -              6,628,328
      VIP Growth                                                         5,178,401                      -              5,178,401
      VIP High Income                                                    1,712,032                      -              1,712,032
      VIP Index 500                                                      7,096,160                      -              7,096,160
      VIP Investment Grade Bond                                          5,234,179                      -              5,234,179
      VIP Overseas                                                       1,840,334                      -              1,840,334

Fidelity Variable Insurance Products Fund (Service Class 2)
      VIP Equity-Income (Service Class 2)                                    2,183                      -                  2,183
      VIP Investment Grade Bond (Service Class 2)                           24,283                      -                 24,283
      VIP Overseas (Service Class 2)                                         6,965                      -                  6,965

Franklin Templeton Variable Insurance Products Trust
      Franklin Growth and Income Securities                              2,308,633             51,363,390             53,672,023
      Franklin Small Cap                                                         -              3,307,120              3,307,120
      Franklin Small Cap Value Securities                                  912,549             26,051,526             26,964,075
      Mutual Shares Securities                                           2,593,089             41,745,564             44,338,653
      Templeton Developing Markets Securities                              119,588              8,168,318              8,287,906

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2. MERGERS (CONTINUED)

                           NET ASSETS OF SUB-ACCOUNTS
                 GIVING EFFECT TO THE SEPARATE ACCOUNT A MERGER
                                   MAY 1, 2004

                                                                              Pre-Merger                        Post-Merger
--------------------------------------------------------------------------------------------------------------------------------
                                                                    Allstate             Allstate Life             Allstate
                                                               Financial Advisors      Insurance Company     Financial Advisors
SUB-ACCOUNT                                                    Separate Account I     Separate Account A     Separate Account I
--------------------------------------------------------------------------------------------------------------------------------
Franklin Templeton Variable Insurance Products
      Trust (Continued)
      Templeton Foreign Securities                            $            864,724   $         15,088,867   $         15,953,591
      Templeton Global Income Securities                                         -              2,706,362              2,706,362

Janus Aspen Series
      Capital Appreciation                                                  16,632                      -                 16,632

Janus Aspen Series (Service Shares)
      Foreign Stock (Service Shares)                                        34,577                      -                 34,577

Lazard Retirement Series, Inc.
      Emerging Markets                                                       7,345                      -                  7,345

MFS Variable Insurance Trust
      MFS Bond                                                           3,165,377                      -              3,165,377
      MFS High Income                                                      887,801                      -                887,801
      MFS Investors Trust                                                2,454,366                      -              2,454,366
      MFS New Discovery                                                  3,291,568                      -              3,291,568

MFS Variable Insurance Trust (Service Class)
      MFS New Discovery (Service Class)                                      4,996                      -                  4,996
      MFS Utilities (Service Class)                                            118                      -                    118

Morgan Stanley Variable Investment Series
      Aggressive Equity                                                 37,635,854                      -             37,635,854
      Dividend Growth                                                  761,416,650                      -            761,416,650
      Equity                                                           542,283,302                      -            542,283,302
      European Growth                                                  171,555,402                      -            171,555,402
      Global Advantage                                                  23,318,853                      -             23,318,853
      Global Dividend Growth                                           206,473,203                      -            206,473,203
      High Yield                                                        50,222,526                      -             50,222,526
      Income Builder                                                    47,749,106                      -             47,749,106
      Information                                                        4,430,203                      -              4,430,203
      Limited Duration                                                  57,881,842                      -             57,881,842
      Money Market                                                     206,073,641                      -            206,073,641
      Quality Income Plus                                              312,187,318                      -            312,187,318
      S&P 500 Index                                                    124,928,370                      -            124,928,370
      Strategist                                                       342,428,663                      -            342,428,663
      Utilities                                                        153,342,800                      -            153,342,800

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2. MERGERS (CONTINUED)

                           NET ASSETS OF SUB-ACCOUNTS
                 GIVING EFFECT TO THE SEPARATE ACCOUNT A MERGER
                                   MAY 1, 2004

                                                                              Pre-Merger                        Post-Merger
--------------------------------------------------------------------------------------------------------------------------------
                                                                    Allstate             Allstate Life             Allstate
                                                               Financial Advisors      Insurance Company     Financial Advisors
SUB-ACCOUNT                                                    Separate Account I     Separate Account A     Separate Account I
--------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Variable Investment Series (Class Y Shares)
      Aggressive Equity (Class Y Shares)                      $         24,004,226   $                  -   $         24,004,226
      Dividend Growth (Class Y Shares)                                 120,421,750                      -            120,421,750
      Equity (Class Y Shares)                                           99,138,191                      -             99,138,191
      European Growth (Class Y Shares)                                  36,598,965                      -             36,598,965
      Global Advantage (Class Y Shares)                                 10,191,769                      -             10,191,769
      Global Dividend Growth (Class Y Shares)                           54,241,452                      -             54,241,452
      High Yield (Class Y Shares)                                       36,253,168                      -             36,253,168
      Income Builder (Class Y Shares)                                   43,446,521                      -             43,446,521
      Information (Class Y Shares)                                      12,226,723                      -             12,226,723
      Limited Duration (Class Y Shares)                                126,210,492                      -            126,210,492
      Money Market (Class Y Shares)                                     77,708,847                      -             77,708,847
      Quality Income Plus (Class Y Shares)                             143,849,245                      -            143,849,245
      S&P 500 Index (Class Y Shares)                                   134,219,364                      -            134,219,364
      Strategist (Class Y Shares)                                       89,403,498                      -             89,403,498
      Utilities (Class Y Shares)                                        25,832,140                      -             25,832,140

Oppenheimer Variable Account Funds
      Oppenheimer Bond                                                   5,116,127                      -              5,116,127
      Oppenheimer Capital Appreciation                                   6,675,181                      -              6,675,181
      Oppenheimer Global Securities                                      5,888,651                      -              5,888,651
      Oppenheimer High Income                                            1,805,333                      -              1,805,333
      Oppenheimer Main Street Small Cap Growth                           3,555,026                      -              3,555,026

Oppenheimer Variable Account Funds (Service Class ("SC"))
      Oppenheimer Aggressive Growth (SC)                                   313,183              9,356,358              9,669,541
      Oppenheimer Balanced (SC)                                            841,019             23,623,330             24,464,349
      Oppenheimer Capital Appreciation (SC)                              1,062,009             26,921,997             27,984,006
      Oppenheimer Global Securities (SC)                                   281,453             20,167,127             20,448,580
      Oppenheimer High Income (SC)                                       1,002,184             19,847,486             20,849,670
      Oppenheimer Main Street (SC)                                       1,386,991             42,493,564             43,880,555
      Oppenheimer Main Street Small Cap Growth (SC)                        549,334             18,492,518             19,041,852
      Oppenheimer Strategic Bond (SC)                                    1,466,191             46,300,117             47,766,308

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2. MERGERS (CONTINUED)

                           NET ASSETS OF SUB-ACCOUNTS
                 GIVING EFFECT TO THE SEPARATE ACCOUNT A MERGER
                                   MAY 1, 2004

                                                                              Pre-Merger                        Post-Merger
--------------------------------------------------------------------------------------------------------------------------------
                                                                    Allstate             Allstate Life             Allstate
                                                               Financial Advisors      Insurance Company     Financial Advisors
SUB-ACCOUNT                                                    Separate Account I     Separate Account A     Separate Account I
--------------------------------------------------------------------------------------------------------------------------------
PIMCO Advisors Variable Insurance Trust
      OpCap Balanced                                          $              8,852   $                  -   $              8,852
      OpCap Small Cap                                                        1,547                      -                  1,547
      PEA Science and Technology                                               508                      -                    508

PIMCO Variable Insurance Trust
      Foreign Bond                                                           1,730                      -                  1,730
      Money Market                                                          14,875                      -                 14,875
      PIMCO Total Return                                                     1,219                      -                  1,219

Putnam Variable Trust
      VT American Government Income                                              -             73,563,470             73,563,470
      VT Capital Appreciation                                                    -             15,851,891             15,851,891
      VT Capital Opportunities                                                   -              2,058,603              2,058,603
      VT Discovery Growth                                                        -             18,960,613             18,960,613
      VT Diversified Income                                                      -             91,676,550             91,676,550
      VT Equity Income                                                           -             13,742,925             13,742,925
      VT The George Putnam Fund of Boston                                8,568,945            203,651,524            212,220,469
      VT Global Asset Allocation                                            81,144             25,592,527             25,673,671
      VT Global Equity                                                           -             54,941,478             54,941,478
      VT Growth and Income                                              46,932,478            569,187,416            616,119,894
      VT Growth Opportunities                                                    -             27,045,083             27,045,083
      VT Health Sciences                                                   116,281             81,719,297             81,835,578
      VT High Yield                                                        634,962             96,580,803             97,215,765
      VT Income                                                            357,864            200,342,974            200,700,838
      VT International Equity                                           71,451,626            147,975,189            219,426,815
      VT International Growth and Income                                     4,338             40,405,745             40,410,083
      VT International New Opportunities                                         -             27,631,421             27,631,421
      VT Investors                                                         910,619            168,653,036            169,563,655
      VT Mid Cap Value                                                           -              4,547,062              4,547,062
      VT Money Market                                                      381,415             72,434,016             72,815,431
      VT New Opportunities                                                 181,818            130,290,772            130,472,590
      VT New Value                                                         135,137            118,405,681            118,540,818
      VT OTC & Emerging Growth                                                   -             33,416,187             33,416,187
      VT Research                                                           37,961            106,216,300            106,254,261
      VT Small Cap Value                                                41,302,045            113,482,331            154,784,376
      VT Utilities Growth and Income                                        93,077             40,545,046             40,638,123
      VT Vista                                                             111,086             87,092,601             87,203,687
      VT Voyager                                                        47,298,446            337,642,341            384,940,787

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2. MERGERS (CONTINUED)

                           NET ASSETS OF SUB-ACCOUNTS
                 GIVING EFFECT TO THE SEPARATE ACCOUNT A MERGER
                                   MAY 1, 2004

                                                                              Pre-Merger                        Post-Merger
--------------------------------------------------------------------------------------------------------------------------------
                                                                    Allstate             Allstate Life             Allstate
                                                               Financial Advisors      Insurance Company     Financial Advisors
SUB-ACCOUNT                                                    Separate Account I     Separate Account A     Separate Account I
--------------------------------------------------------------------------------------------------------------------------------
Rydex Variable Trust
      Rydex OTC                                               $                 48   $                  -   $                 48

Salomon Brothers Variable Series Funds, Inc.
      Investors                                                              7,108                      -                  7,108
      Variable All Cap                                                       5,806                      -                  5,806

STI Classic Varible Trust
      STI Capital Appreciation                                             417,062                      -                417,062
      STI Growth & Income                                                  446,138                      -                446,138
      STI International Equity                                              11,842                      -                 11,842
      STI Investment Grade Bond                                            497,587                      -                497,587
      STI Mid-Cap Equity                                                   300,396                      -                300,396
      STI Small Cap Value Equity                                           351,261                      -                351,261
      STI Value Income Stock                                               308,561                      -                308,561

The Universal Institutional Funds, Inc.
      Van Kampen UIF Emerging Markets Equity                            37,420,451                      -             37,420,451
      Van Kampen UIF Equity Growth                                      56,614,487              5,455,811             62,070,298
      Van Kampen UIF High Yield                                            328,444                      -                328,444
      Van Kampen UIF International Magnum                               29,622,410                      -             29,622,410
      Van Kampen UIF Mid Cap Growth                                     30,221,750                      -             30,221,750
      Van Kampen UIF Mid Cap Value                                     114,825,148             14,815,732            129,640,880
      Van Kampen UIF U. S. Real Estate                                  57,979,726                      -             57,979,726

The Universal Institutional Funds, Inc. (Class II)
      Van Kampen UIF Emerging Markets Debts (Class II)                   4,065,142              3,789,410              7,854,552
      Van Kampen UIF Emerging Markets Equity (Class II)                  5,725,825                      -              5,725,825
      Van Kampen UIF Equity and Income (Class II)                        8,247,475                      -              8,247,475
      Van Kampen UIF Equity Growth (Class II)                            9,345,326                      -              9,345,326
      Van Kampen UIF Global Franchise (Class II)                        15,872,369                528,521             16,400,890
      Van Kampen UIF Mid Cap Growth (Class II)                          14,067,842                      -             14,067,842
      Van Kampen UIF Small Company Growth (Class II)                    14,377,754              4,054,549             18,432,303
      Van Kampen UIF U.S. Mid Cap Value (Class II)                      24,642,839                      -             24,642,839
      Van Kampen UIF U.S. Real Estate (Class II)                        13,988,887             15,175,525             29,164,412

Van Kampen Life Investment Trust
      LIT Comstock                                                      74,184,553                      -             74,184,553
      LIT Emerging Growth                                               88,453,207                      -             88,453,207
      LIT Government                                                     1,620,237                      -              1,620,237
      LIT Money Market                                                   3,352,627                      -              3,352,627

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2. MERGERS (CONTINUED)

                           NET ASSETS OF SUB-ACCOUNTS
                 GIVING EFFECT TO THE SEPARATE ACCOUNT A MERGER
                                   MAY 1, 2004

                                                                              Pre-Merger                        Post-Merger
--------------------------------------------------------------------------------------------------------------------------------
                                                                    Allstate             Allstate Life             Allstate
                                                               Financial Advisors      Insurance Company     Financial Advisors
SUB-ACCOUNT                                                    Separate Account I     Separate Account A     Separate Account I
--------------------------------------------------------------------------------------------------------------------------------
Van Kampen Life investment Trust (Class II)
      LIT Aggressive Growth (Class II)                        $         10,592,813   $          7,185,479   $         17,778,292
      LIT Comstock (Class II)                                          165,300,139                      -            165,300,139
      LIT Emerging Growth (Class II)                                    45,450,130             11,276,875             56,727,005
      LIT Growth and Income (Class II)                                  39,645,201             38,251,135             77,896,336
      LIT Money Market (Class II)                                          801,053              4,053,379              4,854,432
                                                              --------------------   --------------------   --------------------

          TOTAL NET ASSETS                                    $      5,672,856,310   $      3,363,872,942   $      9,036,729,252
                                                              ====================   ====================   ====================

                 ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)

GLENBROOK LIFE AND ALLSTATE LIFE

In August 2004, the Boards of Directors of Allstate Life and Glenbrook Life and Annuity Company ("Glenbrook Life") approved the merger of Glenbrook Life into Allstate Life (the "Merger"). Glenbrook Life and Allstate Life will consummate the Merger on January 1, 2005. Allstate Life is the surviving legal entity and Glenbrook Life will no longer exist as an independent entity as a result of the Merger. In conjunction with the Merger, the Account will merge with Glenbrook Life Multi-Manager Variable Account ("Multi-Manager VA") and Glenbrook Life and Annuity Company Separate Account A ("Separate Account A"). Collectively, the Account, Multi-Manager VA and Separate Account A are referred to as the "Separate Accounts". The Fixed Account of Glenbrook Life will also be merged on January 1, 2005 with the fixed account maintained by Allstate Life.

At September 30, 2004, the Account, Multi-Manager VA and Separate Account A offered 154, 94 and 36 variable sub-accounts, respectively. Forty-three sub-accounts offered by the Account were invested in the same underlying funds as 43 of the sub-accounts offered by Multi-Manager VA. Thirteen of the sub-accounts offered by Separate Account A were invested in the same underlying funds as 13 of the sub-accounts offered by the Account. Upon completion of the merger on January 1, 2005, the Account will offer 228 sub-accounts giving effect to the combination of sub-accounts invested in the same underlying mutual funds.

The merger of the Separate Accounts, including the combination of overlapping sub-accounts, will require no adjustments and will not change the number of units or accumulation unit values of the contractholders' interests in the sub-accounts. Additionally, the contracts and related fee structures offered through the Separate Accounts will not change as a result of the merger. The table below presents a pro-forma listing of the net assets applicable to the sub-accounts giving effect to the Merger as of September 30, 2004.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2. MERGERS (CONTINUED)

                  PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                               SEPTEMBER 30, 2004

                                                                          Pre-Merger                                Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                         Allstate         Glenbrook Life    Glenbrook Life and       Allstate
                                                    Financial Advisors    Multi-Manager      Annuity Company    Financial Advisors
SUB-ACCOUNT                                         Separate Account I   Variable Account   Separate Account A  Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds
      AIM V. I. Aggressive Growth                   $                -  $           64,157  $       26,747,170  $       26,811,327
      AIM V. I. Balanced                                             -           4,577,055          54,561,164          59,138,219
      AIM V. I. Basic Value                                      8,248                   -          30,584,363          30,592,611
      AIM V. I. Blue Chip                                            -                   -          23,049,024          23,049,024
      AIM V. I. Capital Appreciation                        32,113,379          12,010,442          81,814,396         125,938,217
      AIM V. I. Capital Development                                  -                   -          20,703,341          20,703,341
      AIM V. I. Core Equity                                  2,818,594           3,429,405         113,607,844         119,855,843
      AIM V. I. Dent Demographics                               12,347               5,492          11,488,726          11,506,565
      AIM V. I. Diversified Income                           1,648,386           1,285,308          27,564,215          30,497,909
      AIM V. I. Government Securities                                -             685,736          42,509,929          43,195,665
      AIM V. I. Growth                                      16,328,841           2,386,597          60,813,463          79,528,901
      AIM V. I. High Yield                                           -           1,762,579          17,521,634          19,284,213
      AIM V. I. International Growth                         1,397,715             115,350          39,774,469          41,287,534
      AIM V. I. Mid Cap Core Equity                          1,310,028                   -          20,367,080          21,677,108
      AIM V. I. Money Market                                         -                   -          27,842,907          27,842,907
      AIM V. I. Premier Equity                              44,246,063           6,674,646         117,275,412         168,196,121
      INVESCO VIF - Technology                                       -                   -           6,644,079           6,644,079
      INVESCO VIF - Utilities                                        -              19,085          10,420,253          10,439,338

AIM Variable Insurance Funds Series II
      AIM V. I. Aggressive Growth Series II                          -                   -             541,339             541,339
      AIM V. I. Balanced Series II                                   -                   -           1,961,226           1,961,226
      AIM V. I. Basic Value Series II                       15,018,862                   -           2,808,269          17,827,131
      AIM V. I. Blue Chip Series II                                  -                   -           1,003,017           1,003,017
      AIM V. I. Capital Appreciation Series II               5,752,590                   -             863,180           6,615,770
      AIM V. I. Capital Development Series II                        -                   -             373,753             373,753
      AIM V. I. Core Equity Series II                                -                   -             465,991             465,991
      AIM V. I. Dent Demographics Series II                          -                   -             280,024             280,024
      AIM V. I. Diversified Income Series II                         -                   -             717,580             717,580
      AIM V. I. Government Securities Series II                      -                   -           2,493,900           2,493,900
      AIM V. I. Growth Series II                                     -                   -             303,351             303,351
      AIM V. I. High Yield Series II                                 -                   -             792,569             792,569
      AIM V. I. International Growth Series II                       -                   -             588,760             588,760
      AIM V. I. Mid Cap Core Equity Series II                  749,666                   -           1,584,795           2,334,461
      AIM V. I. Money Market Series II                               -                   -           6,756,657           6,756,657
      AIM V. I. Premier Equity Series II                     3,183,027                   -             478,682           3,661,709
      INVESCO VIF - Technology Series II                             -                   -             128,471             128,471
      INVESCO VIF - Utilities Series II                              -                   -             392,687             392,687

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2. MERGERS (CONTINUED)

                  PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                               SEPTEMBER 30, 2004

                                                                          Pre-Merger                                Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                         Allstate         Glenbrook Life    Glenbrook Life and       Allstate
                                                    Financial Advisors     Multi-Manager     Annuity Company    Financial Advisors
SUB-ACCOUNT                                         Separate Account I   Variable Account   Separate Account A  Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Variable Proeduct Series Fund
    AllianceBernstein Growth                        $       41,187,209  $                -  $                -  $       41,187,209
    AllianceBernstein Growth & Income                      207,868,086                   -                   -         207,868,086
    AllianceBernstein Premier Growth                        40,108,117                   -                   -          40,108,117
    AllianceBernstein Small Cap Value                       20,285,952                   -                   -          20,285,952

American Century Variable Portfolios, Inc.
      American Century VP Balanced                                   -              77,292                   -              77,292
      American Century VP International                              -              55,260                   -              55,260

Dreyfus Socially Responsible Growth Fund, Inc.
      Dreyfus Socially Responsible Growth Fund                       -             261,848                   -             261,848

Dreyfus Stock Index Fund
      Dreyfus Stock Index Fund                                       -           2,038,374                   -           2,038,374

Dreyfus Variable Investment Fund
      VIF Growth & Income                                            -             351,150                   -             351,150
      VIF Money Market                                               -           1,225,817                   -           1,225,817
      VIF Small Company Stock                                        -              75,909                   -              75,909

Federated Insurance Series
      Federated Prime Money Fund II                                  -          10,050,112                   -          10,050,112

Fidelity Variable Insurance Products Fund
      VIP Contrafund                                         7,099,364           6,347,779                   -          13,447,143
      VIP Equity-Income                                              -           5,673,682                   -           5,673,682
      VIP Growth                                             5,065,710           5,446,352                   -          10,512,062
      VIP High Income                                        1,851,696           2,360,734                   -           4,212,430
      VIP Index 500                                          7,252,234           6,391,675                   -          13,643,909
      VIP Investment Grade Bond                              5,559,886                   -                   -           5,559,886
      VIP Overseas                                           1,799,581             870,624                   -           2,670,205

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2. MERGERS (CONTINUED)

                  PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                               SEPTEMBER 30, 2004

                                                                           Pre-Merger                              Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                         Allstate         Glenbrook Life    Glenbrook Life and       Allstate
                                                    Financial Advisors    Multi-Manager      Annuity Company    Financial Advisors
SUB-ACCOUNT                                         Separate Account I   Variable Account   Separate Account A  Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance Products Fund
      (Service Class 2)
      VIP Asset Manager Growth (Service Class 2)    $                -  $           29,554  $                -  $           29,554
      VIP Contrafund (Service Class 2)                               -           1,295,858                   -           1,295,858
      VIP Equity-Income (Service Class 2)                        2,236           3,210,530                   -           3,212,766
      VIP Growth (Service Class 2)                                   -             791,444                   -             791,444
      VIP High Income (Service Class 2)                              -           1,293,469                   -           1,293,469
      VIP Index 500 (Service Class 2)                                -           1,727,473                   -           1,727,473
      VIP Investment Grade Bond (Service Class 2)               25,146                   -                   -              25,146
      VIP Overseas (Service Class 2)                             6,788              54,314                   -              61,102

Franklin Templeton Variable Insurance
      Products Trust
      Franklin Growth and Income Securities                 64,002,692                   -                   -          64,002,692
      Franklin High Income                                   5,148,188                   -                   -           5,148,188
      Franklin Income Securities                            13,153,279                   -                   -          13,153,279
      Franklin Small Cap                                     3,263,999             366,118                   -           3,630,117
      Franklin Small Cap Value Securities                   31,910,238                   -                   -          31,910,238
      Franklin Technology Securiteis                         3,836,056                   -                   -           3,836,056
      Mutual Shares Securities                              60,101,793           1,433,241                   -          61,535,034
      Templeton Developing Markets Securities               11,571,292              35,366                   -          11,606,658
      Templeton Foreign Securities                          23,908,629             290,739                   -          24,199,368
      Templeton Global Income Securities                     2,868,617           1,668,267                   -           4,536,884
      Templeton Growth Securities                                    -           6,291,174                   -           6,291,174

Goldman Sachs Variable Insurance Trust
      VIT Capital Growth                                             -              75,741                   -              75,741
      VIT CORE Small Cap Equity                                      -             404,609                   -             404,609
      VIT CORE U.S. Equity                                           -             313,811                   -             313,811
      VIT Growth and Income                                          -               8,170                   -               8,170
      VIT International Equity                                       -              27,744                   -              27,744
      VIT Mid Cap Value                                              -               8,352                   -               8,352

Janus Aspen Series
      Capital Appreciation                                      16,885                   -                   -              16,885

Janus Aspen Series (Service Shares)
      Foreign Stock                                             34,476                   -                   -              34,476

Lazard Retirement Series, Inc
      Emerging Markets                                           8,009                   -                   -               8,009

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2. MERGERS (CONTINUED)

                  PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                               SEPTEMBER 30, 2004

                                                                          Pre-Merger                               Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                         Allstate         Glenbrook Life    Glenbrook Life and       Allstate
                                                    Financial Advisors    Multi-Manager      Annuity Company    Financial Advisors
SUB-ACCOUNT                                         Separate Account I   Variable Account   Separate Account A  Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
MFS Variable Insurance Trust
      MFS Bond                                      $        3,371,108  $                -  $                -  $        3,371,108
      MFS Emerging Growth                                            -           2,712,949                   -           2,712,949
      MFS High Income                                          989,775                   -                   -             989,775
      MFS Investors Trust                                    2,604,494             964,163                   -           3,568,657
      MFS New Discovery                                      3,096,928             502,336                   -           3,599,264
      MFS Research                                                   -           1,863,890                   -           1,863,890
      MFS Utilities                                                  -             102,040                   -             102,040

MFS Variable Insurance Trust (Service Class)
      MFS Emerging Growth (Service Class)                            -             626,348                   -             626,348
      MFS Investors Trust (Service Class)                            -             723,971                   -             723,971
      MFS New Discovery (Service Class)                          4,669             943,009                   -             947,678
      MFS Research (Service Class)                                   -             385,592                   -             385,592
      MFS Utilities (Service Class)                                129             555,237                   -             555,366

Morgan Stanley Variable Investment Series
      Aggressive Equity                                     34,780,560                   -                   -          34,780,560
      Dividend Growth                                      693,010,558                   -                   -         693,010,558
      Equity                                               491,348,569                   -                   -         491,348,569
      European Growth                                      153,636,164                   -                   -         153,636,164
      Global Advantage                                      20,984,194                   -                   -          20,984,194
      Global Dividend Growth                               187,634,450                   -                   -         187,634,450
      High Yield                                            46,776,747                   -                   -          46,776,747
      Income Builder                                        45,235,177                   -                   -          45,235,177
      Information                                            3,880,021                   -                   -           3,880,021
      Limited Duration                                      52,056,480                   -                   -          52,056,480
      Money Market                                         182,921,183                   -                   -         182,921,183
      Quality Income Plus                                  288,942,392                   -                   -         288,942,392
      S&P 500 Index                                        117,640,980                   -                   -         117,640,980
      Strategist                                           318,948,548                   -                   -         318,948,548
      Utilities                                            149,241,028                   -                   -         149,241,028

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2. MERGERS (CONTINUED)

                  PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                               SEPTEMBER 30, 2004

                                                                           Pre-Merger                             Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                         Allstate         Glenbrook Life    Glenbrook Life and       Allstate
                                                    Financial Advisors    Multi-Manager      Annuity Company    Financial Advisors
SUB-ACCOUNT                                         Separate Account I   Variable Account   Separate Account A  Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Variable Investment Series
      (Class Y Shares)
      Aggressive Equity (Class Y Shares)            $       23,891,345  $                -  $                -  $       23,891,345
      Dividend Growth (Class Y Shares)                     124,952,493                   -                   -         124,952,493
      Equity (Class Y Shares)                              102,126,779                   -                   -         102,126,779
      European Growth (Class Y Shares)                      36,150,981                   -                   -          36,150,981
      Global Advantage (Class Y Shares)                     10,030,406                   -                   -          10,030,406
      Global Dividend Growth (Class Y Shares)               57,567,817                   -                   -          57,567,817
      High Yield (Class Y Shares)                           35,838,002                   -                   -          35,838,002
      Income Builder (Class Y Shares)                       43,483,872                   -                   -          43,483,872
      Information (Class Y Shares)                          11,351,670                   -                   -          11,351,670
      Limited Duration (Class Y Shares)                    119,229,440                   -                   -         119,229,440
      Money Market (Class Y Shares)                         89,898,025                   -                   -          89,898,025
      Quality Income Plus (Class Y Shares)                 163,988,643                   -                   -         163,988,643
      S&P 500 Index (Class Y Shares)                       137,306,671                   -                   -         137,306,671
      Strategist                                            89,788,448                   -                   -          89,788,448
      Utilities                                             26,479,750                   -                   -          26,479,750

Neuberger & Berman Advisers Management Trust
      AMT Guardian                                                   -               8,907                   -               8,907
      AMT Mid-Cap Growth                                             -              25,130                   -              25,130
      AMT Partners                                                   -             124,980                   -             124,980

Oppenheimer Variable Account Funds
      Oppenheimer Aggressive Growth                                  -           2,747,568                   -           2,747,568
      Oppenheimer Bond                                       5,333,430                   -                   -           5,333,430
      Oppenheimer Balanced                                           -          11,712,732                   -          11,712,732
      Oppenheimer Capital Appreciation                       6,698,411           7,470,071                   -          14,168,482
      Oppenheimer Global Securities                          5,849,132           4,269,499                   -          10,118,631
      Oppenheimer High Income                                2,033,059                   -                   -           2,033,059
      Oppenheimer Main Street                                        -          10,278,188                   -          10,278,188
      Oppenheimer Main Street Small Cap Growth               3,883,040                   -                   -           3,883,040
      Oppenheimer Strategic Bond                                     -           7,673,503                   -           7,673,503

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2. MERGERS (CONTINUED)

                  PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                               SEPTEMBER 30, 2004

                                                                            Pre-Merger                              Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                         Allstate         Glenbrook Life    Glenbrook Life and       Allstate
                                                    Financial Advisors    Multi-Manager      Annuity Company    Financial Advisors
SUB-ACCOUNT                                         Separate Account I   Variable Account   Separate Account A  Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds
      (Service Class("SC"))
      Oppenheimer Aggressive Growth (SC)            $       11,299,817  $                -  $                -  $       11,299,817
      Oppenheimer Balanced (SC)                             31,219,768                   -                   -          31,219,768
      Oppenheimer Capital Appreciation (SC)                 31,875,719                   -                   -          31,875,719
      Oppenheimer Global Securities (SC)                    23,164,312                   -                   -          23,164,312
      Oppenheimer High Income (SC)                          27,486,551                   -                   -          27,486,551
      Oppenheimer Main Street (SC)                          50,864,687                   -                   -          50,864,687
      Oppenheimer Main Street Small Cap Growth (SC)         23,788,144                   -                   -          23,788,144
      Oppenheimer Strategic Bond (SC)                       67,914,631                   -                   -          67,914,631

PIMCO Advisors Variable Insurance Trust
      OpCap Balanced                                             9,227                   -                   -               9,227
      OpCap Small Cap                                            1,656                   -                   -               1,656
      PEA Science and Technology                                   448                   -                   -                 448

PIMCO Variable Insurance Trust
      Foreign Bond                                               1,775                   -                   -               1,775
      Money Market                                              16,753                   -                   -              16,753
      PIMCO Total Return                                         1,270                   -                   -               1,270

Putnam Variable Trust
      VT American Government Income                         68,613,728                   -                   -          68,613,728
      VT Capital Appreciation                               15,278,970                   -                   -          15,278,970
      VT Capital Opportunities                               2,678,968                   -                   -           2,678,968
      VT Discovery Growth                                   17,660,562             771,758                   -          18,432,320
      VT Diversified Income                                 89,908,044           1,166,395                   -          91,074,439
      VT Equity Income                                      17,104,391                   -                   -          17,104,391
      VT The George Putnam Fund of Boston                  218,456,269                   -                   -         218,456,269
      VT Global Asset Allocation                            28,136,467                   -                   -          28,136,467
      VT Global Equity                                      53,106,844                   -                   -          53,106,844
      VT Growth and Income                                 600,969,854             594,600                   -         601,564,454
      VT Growth Opportunities                               25,441,895             151,137                   -          25,593,032
      VT Health Sciences                                    76,282,118             702,654                   -          76,984,772
      VT High Yield                                         95,189,910                   -                   -          95,189,910
      VT Income                                            200,447,427                   -                   -         200,447,427
      VT International Equity                              219,070,906              10,918                   -         219,081,824
      VT International Growth and Income                    41,904,357                   -                   -          41,904,357
      VT International New Opportunities                    26,872,436                   -                   -          26,872,436

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2. MERGERS (CONTINUED)

                  PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                               SEPTEMBER 30, 2004

                                                                            Pre-Merger                             Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                         Allstate         Glenbrook Life    Glenbrook Life and       Allstate
                                                    Financial Advisors    Multi-Manager      Annuity Company    Financial Advisors
SUB-ACCOUNT                                         Separate Account I   Variable Account   Separate Account A  Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
Putnam Variable Trust (continued)
      VT Investors                                  $      163,436,920  $                -  $                -  $      163,436,920
      VT Mid Cap Value                                       5,917,580                   -                   -           5,917,580
      VT Money Market                                       90,726,707                   -                   -          90,726,707
      VT New Opportunities                                 119,351,925                   -                   -         119,351,925
      VT New Value                                         126,858,752             689,900                   -         127,548,652
      VT OTC & Emerging Growth                              30,426,867                   -                   -          30,426,867
      VT Research                                           99,189,784              70,863                   -          99,260,647
      VT Small Cap Value                                   156,596,431                   -                   -         156,596,431
      VT Utilities Growth and Income                        44,112,093                   -                   -          44,112,093
      VT Vista                                              86,522,803                   -                   -          86,522,803
      VT Voyager                                           366,220,884                   -                   -         366,220,884

Rydex Variable Trust
      Rydex OTC                                                     48                   -                   -                  48

Salomon Brothers Variable Series Funds Inc.
      Investors                                                  7,210                   -                   -               7,210
      Variable All Cap                                           5,783                   -                   -               5,783

Scudder Variable Series I
      21st Century Growth                                            -             719,468                   -             719,468
      Balanced                                                       -           2,759,485                   -           2,759,485
      Bond                                                           -           1,347,175                   -           1,347,175
      Capital Growth                                                 -           1,936,456                   -           1,936,456
      Global Discovery                                               -           1,562,328                   -           1,562,328
      Growth and Income                                              -           1,402,687                   -           1,402,687
      International                                                  -             681,779                   -             681,779
      Money Market                                                   -             992,399                   -             992,399

Scudder Variable Series II
      Growth                                                         -             785,423                   -             785,423

STI Classic Variable Trust
      STI Capital Appreciation                                 511,372          41,748,064                   -          42,259,436
      STI Growth & Income                                      819,625           4,014,908                   -           4,834,533
      STI International Equity                                  25,156           5,612,712                   -           5,637,868
      STI Investment Grade Bond                                896,402          15,128,758                   -          16,025,160
      STI Mid-Cap Equity                                       357,733          11,692,043                   -          12,049,776
      STI Small Cap Value Equity                               520,519          10,383,881                   -          10,904,400
      STI Value Income Stock                                   582,338          34,595,611                   -          35,177,949

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2. MERGERS (CONTINUED)

                  PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                               SEPTEMBER 30, 2004

                                                                            Pre-Merger                             Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                                         Allstate         Glenbrook Life    Glenbrook Life and       Allstate
                                                    Financial Advisors    Multi-Manager      Annuity Company    Financial Advisors
SUB-ACCOUNT                                         Separate Account I   Variable Account   Separate Account A  Separate Account I
----------------------------------------------------------------------------------------------------------------------------------
The Universal Institutional Funds, Inc.
      Van Kampen UIF Emerging Markets Equity        $       37,469,977  $                -  $                -  $       37,469,977
      Van Kampen UIF Equity Growth                          66,220,250             413,360                   -          66,633,610
      Van Kampen UIF Fixed Income                                    -           2,933,736                   -           2,933,736
      Van Kampen UIF Global Value Equity                             -              37,931                   -              37,931
      Van Kampen UIF High Yield                                340,757                   -                   -             340,757
      Van Kampen UIF International Magnum                   29,926,839                   -                   -          29,926,839
      Van Kampen UIF Mid Cap Growth                         32,318,073                   -                   -          32,318,073
      Van Kampen UIF U.S. Mid Cap Value                    128,988,850             731,090                   -         129,719,940
      Van Kampen UIF U.S. Real Estate                       64,183,801             156,821                   -          64,340,622
      Van Kampen UIF Value                                           -             301,809                   -             301,809

The Universal Institutional Funds, Inc. (Class II)
      Van Kampen UIF Emerging Markets Debt
        (Class II)                                          13,485,533                   -                   -          13,485,533
      Van Kampen UIF Emerging Markets Equity
        (Class II)                                           6,751,289                   -                   -           6,751,289
      Van Kampen UIF Equity and Income (Class II)           15,722,547                   -                   -          15,722,547
      Van Kampen UIF Equity Growth (Class II)               13,356,630                   -                   -          13,356,630
      Van Kampen UIF Global Franchise (Class II)            24,091,996                   -                   -          24,091,996
      Van Kampen UIF Mid Cap Growth (Class II)              16,364,940                   -                   -          16,364,940
      Van Kampen UIF Small Company Growth (Class II)        20,967,498                   -                   -          20,967,498
      Van Kampen UIF U.S. Mid Cap Value (Class II)          31,779,994                   -                   -          31,779,994
      Van Kampen UIF U.S. Real Estate (Class II)            48,809,286                   -                   -          48,809,286

Van Kampen Life Investement Trust
      LIT Comstock                                          89,266,735                   -                   -          89,266,735
      LIT Emerging Growth                                   80,201,749                   -                   -          80,201,749
      LIT Government                                         1,918,505                   -                   -           1,918,505
      LIT Money Market                                       2,919,455                   -                   -           2,919,455

Van Kampen Life Investment Trust (Class II)
      LIT Aggressive Growth (Class II)                      18,830,530                   -                   -          18,830,530
      LIT Comstock (Class II)                              199,149,838                   -                   -         199,149,838
      LIT Emerging Growth (Class II)                        56,982,113                   -                   -          56,982,113
      LIT Gorwth and Income (Class II)                      93,470,001                   -                   -          93,470,001
      LIT Money Market (Class II)                           14,079,845                   -                   -          14,079,845
                                                    ------------------  ------------------  ------------------  ------------------

          TOTAL NET ASSETS                          $    9,040,961,339  $      291,354,696  $      755,823,720  $   10,088,139,755
                                                    ==================  ==================  ==================  ==================

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

3. PURCHASES OF INVESTMENTS

   The cost of purchases of investments for the nine months ended September 30, 2004 were as follows:

                                                                                      Purchases
                                                                                  ------------------
Investments in the AIM Variable Insurance Funds Sub-Accounts:
      AIM V. I. Basic Value (a)                                                   $            8,448
      AIM V. I. Capital Appreciation                                                      17,221,764
      AIM V. I. Core Equity                                                                  176,580
      AIM V. I. Dent Demographics                                                                190
      AIM V. I. Diversified Income                                                           305,362
      AIM V. I. Growth                                                                    21,775,525
      AIM V. I. International Growth                                                          77,103
      AIM V. I. Mid Cap Core Equity (a)                                                    6,960,710
      AIM V. I. Premier Equity                                                            19,821,606

Investments in the AIM Variable Insurance Funds Series II Sub-Accounts:
      AIM V.I. Basic Value II                                                              9,015,375
      AIM V.I. Capital Appreciation II                                                     1,873,738
      AIM V. I. Mid Cap Core Equity II (a)                                                   790,566
      AIM V.I. Premier Equity II                                                           1,535,381

Investments in the AllianceBernstein Variable Product Series Sub-Accounts:
      AllianceBernstein Growth                                                            28,381,268
      AllianceBernstein Growth & Income                                                   38,160,988
      AllianceBernstein Premier Growth                                                    15,527,899
      AllianceBernstein Small Cap Value                                                    7,129,535

Investments in the Fidelity Variable Insurance Products Fund Sub-Accounts:
      VIP Contrafund                                                                       1,304,854
      VIP Growth                                                                           1,046,162
      VIP High Income                                                                        579,985
      VIP Index 500                                                                        1,181,774
      VIP Investment Grade Bond                                                            1,785,459
      VIP Overseas                                                                           266,784

Investments in the Fidelity Variable Insurance Products Fund (Service
    Class 2) Sub-Accounts:
      VIP Equity-Income (Service Class 2)                                                        108
      VIP Investment Grade Bond (Service Class 2)                                              2,201
      VIP Overseas (Service Class 2)                                                             101

Investments in the Franklin Templeton Variable Insurance Products Trust
    Sub-Accounts:
      Franklin Growth and Income Securities                                               31,011,462
      Franklin High Income (a)                                                            19,878,382
      Franklin Income Securities (a)                                                      14,622,478

(a) For period beginning April 30, 2004 and ended September 30, 2004

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

3. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                      Purchases
                                                                                  ------------------
Investments in the Franklin Templeton Variable Insurance Products Trust
    Sub-Accounts (continued):
      Franklin Small Cap                                                          $          216,983
      Franklin Small Cap Value Securities                                                 13,645,560
      Franklin U.S. Government (a)                                                         4,002,569
      Mutual Shares Securities                                                            32,423,105
      Templeton Developing Markets Securities                                              7,250,533
      Templeton Foreign Securities                                                        18,562,324
      Templeton Global Income Securities                                                     839,202

Investments in the Janus Aspen Series Sub-Account:
      Capital Appreciation (a)                                                                16,662

Investments in the Janus Aspen Series (Service Shares) Sub-Account:
      Foreign Stock (Service Shares) (c)                                                          64

Investments in the Lazard Retirement Series, Inc. Sub-Account:
      Emerging Markets                                                                            73

Investments in the LSA Variable Series Trust Sub-Accounts:
      LSA Aggressive Growth (d)                                                            2,966,015
      LSA Balanced (e)                                                                           500
      LSA Basic Value (f)                                                                        166
      LSA Blue Chip (g)                                                                          187
      LSA Capital Appreciation (h)                                                                11
      LSA Capital Growth (i)                                                                      19
      LSA Diversified Mid Cap (j)                                                                613
      LSA Emerging Growth Equity (k)                                                              12
      LSA Equity Growth (l)                                                                2,249,179
      LSA Mid Cap Value (m)                                                                5,052,020
      LSA Value Equity (n)                                                                        35

(a) For period beginning April 30, 2004 and ended September 30, 2004 (c) Previously known as International Value (Service Shares) (d) On April 30, 2004, LSA Aggressive Growth merged into Van Kampen LIT
     Aggressive Growth (Class II)
(e) On April 30, 2004, LSA Balanced merged into OpCap Balanced (f) On April 30, 2004, LSA Basic Value merged into AIM V. I. Basic Value (g) On April 30, 2004, LSA Blue Chip merged into Van Kampen UIF Equity Growth (h) On April 30, 2004, LSA Capital Appreciation merged into Capital
     Appreciation
(i)  On April 30, 2004, LSA Capital Growth merged into Van Kampen UIF Equity
     Growth
(j) On April 30, 2004, LSA Diversified Mid Cap merged into Van Kampen UIF U.S. Mid Cap Value
(k) On April 30, 2004, LSA Emerging Growth Equity merged into Van Kampen LIT Aggressive Growth (Class II)
(l)  On April 30, 2004, LSA Equity Growth merged into Van Kampen UIF Equity
     Growth
(m) On April 30, 2004, LSA Mid Cap Value merged into Van Kampen UIF U.S. Mid Cap Value
(n)  On April 30, 2004, LSA Value Equity merged into Investors

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

3. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                      Purchases
                                                                                  ------------------
Investments in the MFS Variable Insurance Trust Sub-Accounts:
      MFS Bond                                                                    $        1,041,092
      MFS High Income                                                                        298,068
      MFS Investors Trust                                                                    450,718
      MFS New Discovery                                                                      360,148

Investments in the MFS Variable Insurance Trust (Service Class)
    Sub-Accounts:
      MFS Utilities (Service Class)                                                                1

Investments in the Morgan Stanley Variable Investment Series
    Sub-Accounts:
      Aggressive Equity                                                                    9,619,115
      Dividend Growth                                                                     25,669,191
      Equity                                                                              15,249,177
      European Growth                                                                     12,315,654
      Global Advantage                                                                     3,190,378
      Global Dividend Growth                                                              12,871,758
      High Yield                                                                          14,259,282
      Income Builder                                                                       6,153,813
      Information                                                                          5,141,361
      Limited Duration                                                                    23,458,830
      Money Market                                                                       227,010,598
      Pacific Growth (o)                                                                   4,376,860
      Quality Income Plus                                                                 59,933,392
      S&P 500 Index                                                                       38,687,764
      Strategist                                                                          14,469,305
      Utilities                                                                            6,743,074

Investments in the Morgan Stanley Variable Investment Series (Class Y
    Shares) Sub-Accounts:
      Aggressive Equity (Class Y Shares)                                                   2,431,073
      Dividend Growth (Class Y Shares)                                                    22,647,728
      Equity (Class Y Shares)                                                             18,777,313
      European Growth (Class Y Shares)                                                    10,066,637
      Global Advantage (Class Y Shares)                                                    2,013,212
      Global Dividend Growth (Class Y Shares)                                             14,581,595
      High Yield (Class Y Shares)                                                         10,574,860
      Income Builder (Class Y Shares)                                                      8,392,436
      Information (Class Y Shares)                                                         1,731,838
      Limited Duration (Class Y Shares)                                                   30,243,723

(o) For period beginning January 1, 2004 and ended April 30, 2004

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

3. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                      Purchases
                                                                                  ------------------
Investments in the Morgan Stanley Variable Investment Series (Class Y
    Shares) Sub-Accounts (continued):
      Money Market (Class Y Shares)                                               $       73,327,801
      Pacific Growth (Class Y Shares) (o)                                                    762,874
      Quality Income Plus (Class Y Shares)                                                50,656,097
      S&P 500 Index (Class Y Shares)                                                      22,733,786
      Strategist (Class Y Shares)                                                         10,812,651
      Utilities (Class Y Shares)                                                           3,077,512

Investments in the Oppenheimer Variable Account Funds Sub-Accounts:
      Oppenheimer Bond                                                                       905,359
      Oppenheimer Capital Appreciation                                                       753,398
      Oppenheimer Global Securities                                                          466,102
      Oppenheimer High Income                                                                632,551
      Oppenheimer Main Street Small Cap Growth                                               573,444

Investments in the Oppenheimer Variable Account Funds (Service
    Class ("SC")) Sub-Accounts:
      Oppenheimer Aggressive Growth (SC)                                                   4,761,263
      Oppenheimer Balanced (SC) (p)                                                       14,970,668
      Oppenheimer Capital Appreciation (SC)                                               22,986,077
      Oppenheimer Global Securities (SC)                                                  12,787,323
      Oppenheimer High Income (SC)                                                        16,840,528
      Oppenheimer Main Street (SC)                                                        19,851,542
      Oppenheimer Main Street Small Cap Growth (SC)                                       13,152,829
      Oppenheimer Strategic Bond (SC)                                                     39,726,821

Investments in the PIMCO Advisors Variable Insurance Trust
    Sub-Accounts:
      OpCap Balanced (a)                                                                       8,997
      OpCap Small Cap                                                                            187
      PEA Science and Technology                                                                  18

Investments in the PIMCO Variable Insurance Trust Sub-Accounts:
      Foreign Bond                                                                                77
      Money Market                                                                             3,288
      PIMCO Total Return                                                                          37

Investments in the Putnam Variable Trust Sub-Accounts:
      VT American Government Income                                                        8,206,582
      VT Capital Appreciation                                                              1,504,061

(a) For period beginning April 30, 2004 and ended September 30, 2004 (o) For period beginning January 1, 2004 and ended April 30, 2004 (p) Previously known as Oppenheimer Multiple Strategies (SC)

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

3. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                      Purchases
                                                                                  ------------------
Investments in the Putnam Variable Trust Sub-Accounts (continued):
      VT Capital Opportunities                                                    $        1,718,853
      VT Discovery Growth                                                                    854,052
      VT Diversified Income                                                               13,531,451
      VT Equity Income                                                                     8,430,354
      VT The George Putnam Fund of Boston                                                 31,214,297
      VT Global Asset Allocation                                                           6,901,579
      VT Global Equity                                                                     2,190,051
      VT Growth and Income                                                                47,028,137
      VT Growth Opportunities                                                              2,500,316
      VT Health and Sciences                                                               6,065,480
      VT High Yield                                                                       32,334,854
      VT Income                                                                           34,695,139
      VT International Equity                                                             30,514,515
      VT International Growth and Income                                                   6,988,141
      VT International New Opportunities                                                   2,119,844
      VT Investors                                                                         4,679,138
      VT Mid Cap Value                                                                     3,771,662
      VT Money Market                                                                     80,847,591
      VT New Opportunities                                                                 9,014,768
      VT New Value                                                                        18,227,406
      VT OTC & Emerging Growth                                                             1,523,517
      VT Research                                                                          9,668,671
      VT Small Cap Value                                                                  16,602,367
      VT Utilities Growth and Income                                                       6,957,396
      VT Vista                                                                             7,185,386
      VT Voyager                                                                          38,038,353

Investments in the Salomon Brothers Variable Series Funds Sub-Accounts:
      Investors (a)                                                                            7,140
      Variable All Cap                                                                            51

Investment in the STI Classic Variable Trust Sub-Accounts:
      STI Capital Appreciation                                                               317,049
      STI Growth & Income                                                                    732,335
      STI International Equity                                                                26,321
      STI Investment Grade Bond                                                              827,402
      STI Mid-Cap Equity                                                                     240,295
      STI Small Cap Value Equity                                                             453,036
      STI Value Income Stock                                                                 577,444

(a) For period beginning April 30, 2004 and ended September 30, 2004

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

3. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                      Purchases
                                                                                  ------------------
Investments in The Universal Institutional Funds, Inc. Sub-Accounts:
      Van Kampen UIF Emerging Markets Equity (q)                                  $       21,696,358
      Van Kampen UIF Equity Growth (r)                                                    30,651,038
      Van Kampen UIF High Yield (s)                                                           20,380
      Van Kampen UIF International Magnum (t)                                             19,620,405
      Van Kampen UIF Mid Cap Growth (u)                                                   24,139,312
      Van Kampen UIF Mid Cap Value (v)                                                    42,524,190
      Van Kampen UIF U.S. Real Estate (w)                                                 15,496,823

Investments in The Universal Institutional Funds, Inc. (Class II) Sub-Accounts:
      Van Kampen UIF Emerging Markets Debt (Class II) (x)                                 11,354,379
      Van Kampen UIF Emerging Markets Equity (Class II) (y)                                3,436,398
      Van Kampen UIF Equity and Income (Class II) (z)                                     10,372,354
      Van Kampen UIF Equity Growth (Class II) (aa)                                         8,700,176
      Van Kampen UIF Global Franchise (Class II) (ab)                                     16,214,630
      Van Kampen UIF Mid Cap Growth (Class II) (ac)                                        7,028,426
      Van Kampen UIF Small Company Growth (Class II) (ad)                                  8,073,238
      Van Kampen UIF U.S. Mid Cap Value (Class II) (ae)                                   14,983,204
      Van Kampen UIF U.S. Real Estate (Class II) (af)                                     30,651,900

Investments in the Van Kampen Life Investment Trust Sub-Accounts:
      LIT Comstock                                                                        49,757,170
      LIT Emerging Growth                                                                 38,702,008
      LIT Government                                                                         605,908
      LIT Money Market                                                                     1,950,849

(q) Previously known as UIF Emerging Markets Equity (r) Previously known as UIF Equity Growth (s) Previously known as UIF High Yield (t) Previously known as UIF International Magnum (u) Previously known as UIF Mid Cap Growth (v) Previously known as UIF Mid Cap Value (w) Previously known as UIF U. S. Real Estate (x) Previously known as UIF Emerging Markets Debt (Class II) (y) Previously known as UIF Emerging Markets Equity (Class II) (z) Previously known as UIF Equity and Income (Class II) (aa) Previously known as UIF Equity Growth (Class II) (ab) Previously known as UIF Global Franchise (Class II) (ac) Previously known as UIF Mid Cap Growth (Class II) (ad) Previously known as UIF Small Company Growth (Class II) (ae) Previously known as UIF U. S. Mid Cap Value (Class II) (af) Previously known as UIF U. S. Real Estate (Class II)

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

3. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                      Purchases
                                                                                  ------------------
Investments in the Van Kampen Life Investment Trust (Class II) Sub-Accounts:
      LIT Aggressive Growth (Class II)                                            $       19,135,734
      LIT Comstock (Class II)                                                             65,917,406
      LIT Emerging Growth (Class II)                                                      11,520,365
      LIT Growth and Income (Class II)                                                    44,944,050
      LIT Money Market (Class II) (a)                                                     16,533,528
                                                                                  ------------------

                                                                                  $    2,190,744,110
                                                                                  ==================

(a) For period beginning April 30, 2004 and ended September 30, 2004

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NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4. FINANCIAL HIGHLIGHTS

     Allstate offers multiple variable annuity contracts through this Account that have unique combinations of features and fees that are assessed to the contractholders. Differences in these fee structures result in various contract expense rates and accumulation unit fair values which in turn result in various expense and total return ratios.

     In the table below, the units, the range of lowest to highest accumulation unit fair values, net assets, the investment income ratio, the range of lowest to highest expense ratios assessed by Allstate and the corresponding range of total return is presented for each rider option of the sub-accounts that had outstanding units during the period. These ranges of lowest to highest unit fair values and total return are based on the product groupings that represent lowest and highest expense ratio amounts. Therefore, some individual contract ratios are not within the ranges presented.

     The expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of daily net assets. The amount deducted is based upon the product and the number and magnitude of rider options selected by each contract holder. This results in several accumulation unit values for each sub-account based upon those choices.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

         * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests.

        ** EXPENSE RATIO - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and contract administration charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contract holder accounts through the redemption of units and expenses of the underlying fund have been excluded.

       *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the Account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

           Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.

                                           At September 30, 2004                  For the nine months ended September 30, 2004
                                     ---------------------------------------    ---------------------------------------------------
                                                Accumulation
                                     Units     Unit Fair Value    Net Assets     Investment    Expense Ratio**     Total Return***
                                     (000s)    Lowest to Highest    (000s)      Income Ratio*  Lowest to Highest  Lowest to Highest
                                     ------    -----------------  ----------    -------------  -----------------  -----------------
Investments in the AIM Variable
 Insurance Funds Sub-Accounts:
    AIM V. I. Basic Value (a)             1    $  9.77 - $ 9.77   $        8           0.00%     1.50% -  1.50%   -2.28% -  -2.28%
    AIM V. I. Capital Appreciation    5,288       6.39 -   9.75       32,113           0.00      0.70  -  2.30    -4.78  -  -3.61
    AIM V. I. Core Equity               345       8.02 -   8.19        2,819           0.00      1.25  -  1.65     0.14  -   0.44
    AIM V. I. Dent Demographics           1      10.71 -  10.71           12           0.00      1.50  -  1.50    -4.92  -  -4.92
    AIM V. I. Diversified Income        145      11.28 -  11.40        1,648           0.00      1.25  -  1.45     2.62  -   2.78
    AIM V. I. Growth                  3,862       4.70 -   7.35       16,329           0.00      0.70  -  2.20    -3.76  -  -2.67


(a) For period beginning April 30, 2004 and ended September 30, 2004

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NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4. FINANCIAL HIGHLIGHTS (CONTINUED)

                                              At September 30, 2004          For the nine months ended September 30, 2004
                                      -------------------------------------- ---------------------------------------------
                                                 Accumulation
                                       Units   Unit Fair Value   Net Assets    Investment     Expense          Total
                                      (000s)  Lowest to Highest   (000s)     Income Ratio*     Ratio**       Return***
                                      ------  -----------------  ----------  -------------  ------------- ----------------
Investments in the AIM
 Variable Insurance Funds
 Sub-Accounts (continued):
    AIM V. I. International
      Growth                             152   $ 9.05 - $ 9.23   $   1,398           0.00%  1.25% - 1.65%   6.41% -  6.73%
    AIM V. I. Mid Cap Core
      Equity (a)                         130    10.02 -  10.06       1,310           0.00   1.28  - 2.20    0.18  -  0.57
    AIM V. I. Premier Equity           7,422     6.30 -   9.31      44,246           0.00   0.70  - 2.20   -4.13  - -3.03

Investments in the AIM Variable
 Insurance Funds Series II
 Sub Accounts:
    AIM V. I. Basic Value II           1,182    12.55 -  12.78      15,019           0.00   1.29  - 2.59   -2.04  - -1.06
    AIM V. I. Capital
      Appreciation II                    493    11.53 -  11.75       5,753           0.00   1.29  - 2.59   -5.19  - -4.24
    AIM V. I. Mid Cap Core
      Equity II (a)                       75    10.00 -  10.04         750           0.00   1.29  - 2.24    0.01  -  0.41
    AIM V. I. Premier
      Equity II                          283    11.14 -  11.35       3,183           0.00   1.29  - 2.59   -4.62  - -3.67

Investments in the Alliance
 Bernstein Variable Product
 Series Fund Sub Accounts:
    AllianceBernstein
      Growth                           5,941     6.25 -  12.33      41,187           0.00   0.70  - 2.59   -0.33  -  1.12
    AllianceBernstein
      Growth and Income               19,881    11.97 -  12.17     207,868           0.76   0.70  - 2.59   -0.26  -  1.18
    AllianceBernstein
      Premier Growth                   6,742     5.87 -  10.99      40,108           0.00   0.70  - 2.59   -3.69  - -2.30
    AllianceBernstein
      Small Cap Value                  1,417    14.15 -  14.42      20,286           0.09   1.29  - 2.59    4.66  -  5.70

Investments in the Fidelity
 Variable Insurance Products
 Fund Sub-Accounts:
    VIP Contrafund                       650    10.74 -  10.96       7,099           0.32   1.25  - 1.65    4.46  -  4.77
    VIP Growth                           670     7.43 -   7.59       5,066           0.27   1.25  - 1.65   -5.87  - -5.58
    VIP High Income                      206     8.94 -   9.03       1,852           7.46   1.25  - 1.45    3.61  -  3.76
    VIP Index 500                        856     8.32 -   8.49       7,252           1.30   1.25  - 1.65    0.10  -  0.40
    VIP Investment Grade
      Bond                               406    13.44 -  13.72       5,560           3.99   1.25  - 1.65    2.01  -  2.31
    VIP Overseas                         203     8.71 -   8.89       1,800           1.16   1.25  - 1.65  -12.91  - -1.50

(a) For period beginning April 30, 2004 and ended September 30, 2004

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NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4. FINANCIAL HIGHLIGHTS (CONTINUED)

                                        At September 30, 2004              For the nine months ended September 30, 2004
                             ------------------------------------------   -----------------------------------------------
                                             Accumulation
                                Units      Unit Fair Value   Net Assets    Investment      Expense             Total
                               (000s)     Lowest to Highest    (000s)     Income Ratio*     Ratio**           Return***
                             -----------  -----------------  ----------   -------------  -------------     --------------
Investments in the Fidelity
 Variable Insurance Products
 Fund (Service Class 2)
 Sub-Accounts:
    VIP Equity-Income
      (Service Class 2)               <1  $ 11.52 - $ 11.52   $      2          1.41%    1.50% - 1.50%     0.73% -  0.73%
    VIP Investment Grade
      Bond (Service Class 2)           2    11.36 -   11.36         25          4.06     1.50  - 1.50      1.92  -  1.92
    VIP Overseas (Service
      Class 2)                         1    11.91 -   11.91          7          1.04     1.50  - 1.50     -1.88  - -1.88

Investments in the Franklin
 Templeton Variable
 Insurance Products Trust
 Sub-Accounts:
    Franklin Growth and
      Income Securities            4,665    13.44 -   13.80     64,003          2.87     1.29  - 2.69      1.36  -  2.44
    Franklin High Income (a)         500    10.27 -   10.32      5,148          3.32     1.28  - 2.44      2.66  -  3.16
    Franklin Income
      Securities (a)               1,247    10.50 -   10.56     13,153          0.83     1.28  - 2.54      5.01  -  5.58
    Franklin Small Cap               209    15.38 -   15.70      3,264          0.00     1.29  - 2.34     -0.40  -  0.40
    Franklin Small Cap Value
      Securities                   2,003    15.62 -   16.04     31,910          0.20     1.29  - 2.69      8.31  -  9.47
    Franklin U.S.
      Government (a)                 375    10.17 -   10.23      3,836          1.05     1.29  - 2.69      1.66  -  2.27
    Mutual Shares Securities       4,702    10.14 -   12.76     60,102          0.82     1.28  - 2.69      1.37  -  1.60
    Templeton Developing
      Markets Securities             640    17.77 -   18.21     11,571          1.84     1.29  - 2.59      6.21  -  7.27
    Templeton Foreign
      Securities                   1,821    10.19 -   13.76     23,909          1.08     1.28  - 2.69      1.93  - 37.61
    Templeton Global Income
      Securities                     216    13.08 -   13.37      2,869         11.11     1.29  - 2.39      2.23  -  3.09

Investments in the Janus
 Aspen Series Sub-Account:
    Capital Appreciation (a)           2    10.15 -   10.15         17          0.20     1.50  - 1.50      1.46  -  1.46

(a) For period beginning April 30, 2004 and ended September 30, 2004

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NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4. FINANCIAL HIGHLIGHTS (CONTINUED)

                                        At September 30, 2004                    For the nine months ended September 30, 2004
                           -----------------------------------------------     ------------------------------------------------
                                            Accumulation
                              Units       Unit Fair Value     Net Assets        Investment          Expense            Total
                             (000s)      Lowest to Highest      (000s)         Income Ratio*        Ratio**          Return***
                           -----------   -----------------   -------------     -------------     -------------    -------------
Investments in the Janus
 Aspen Series (Service
 Shares) Sub-Account:
    Foreign Stock (Service
    Shares) (c)                      2   $ 14.03 - $ 14.03   $          34              0.19%    1.50% - 1.50%    4.61% - 4.61%

Investments in the Lazard
 Retirement Series, Inc.
 Sub-Account:
    Emerging Markets                <1     19.26 -   19.26               8              0.68     1.50  - 1.50     8.98  - 8.98

Investments in the LSA Variable Series Trust Sub-Accounts:
    LSA Aggressive
      Growth (d)                     -       N/A -     N/A               -              0.00     0.83  - 2.20     N/A   -  N/A
    LSA Balanced (e)                 -       N/A -     N/A               -              0.00     1.50  - 1.50     N/A   -  N/A
    LSA Basic Value (f)              -       N/A -     N/A               -              0.00     1.50  - 1.50     N/A   -  N/A
    LSA Blue Chip (g)                -       N/A -     N/A               -              0.00     1.50  - 1.50     N/A   -  N/A
    LSA Capital
      Appreciation (h)               -       N/A -     N/A               -              0.00     1.50  - 1.50     N/A   -  N/A
    LSA Capital Growth (i)           -       N/A -     N/A               -              0.00     1.50  - 1.50     N/A   -  N/A
    LSA Diversified
      Mid Cap (j)                    -       N/A -     N/A               -              0.00     1.50  - 1.50     N/A   -  N/A
    LSA Emerging Growth
      Equity (k)                     -       N/A -     N/A               -              0.00     1.50  - 1.50     N/A   -  N/A
    LSA Equity Growth (l)            -       N/A -     N/A               -              0.00     1.50  - 1.50     N/A   -  N/A
    LSA Mid Cap Value (m)            -       N/A -     N/A               -              0.06     1.50  - 1.50     N/A   -  N/A
    LSA Value Equity (n)             -       N/A -     N/A               -              0.00     1.50  - 1.50     N/A   -  N/A

(c) Previously known as International Value (Service Shares) (d) On April 30, 2004, LSA Aggressive Growth merged into Van Kampen LIT
     Aggressive Growth (Class II)
(e) On April 30, 2004, LSA Balanced merged into OpCap Balanced (f) On April 30, 2004, LSA Basic Value merged into AIM V. I. Basic Value (g) On April 30, 2004, LSA Blue Chip merged into Van Kampen UIF Equity Growth (h) On April 30, 2004, LSA Capital Appreciation merged into Capital
     Appreciation
(i)  On April 30, 2004, LSA Capital Growth merged into Van Kampen UIF Equity
     Growth
(j) On April 30, 2004, LSA Diversified Mid Cap merged into Van Kampen UIF U.S. Mid Cap Value
(k) On April 30, 2004, LSA Emerging Growth Equity merged into Van Kampen LIT Aggressive Growth (Class II)
(l)  On April 30, 2004, LSA Equity Growth merged into Van Kampen UIF Equity
     Growth
(m) On April 30, 2004, LSA Mid Cap Value merged into Van Kampen UIF U.S. Mid Cap Value
(n)  On April 30, 2004, LSA Value Equity merged into Investors

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NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4. FINANCIAL HIGHLIGHTS (CONTINUED)

                                       At September 30, 2004                          For the nine months ended September 30, 2004
                             -----------------------------------------------      -------------------------------------------------
                                             Accumulation
                                Units       Unit Fair Value     Net Assets         Investment         Expense           Total
                                (000s)     Lowest to Highest      (000s)          Income Ratio*       Ratio**          Return***
                             -----------   -----------------   -------------      -------------    -------------   ----------------
Investments in the MFS
 Variable Insurance Trust
 Sub-Accounts:
    MFS Bond                         244   $ 13.55 - $ 13.83   $       3,371               6.08%   1.25% - 1.65%    3.04% -   3.35%
    MFS High Income                   86     11.32 -   11.56             990               4.69    1.25  - 1.65     3.65  -   3.96
    MFS Investors Trust              325      7.89 -    8.05           2,604               0.63    1.25  - 1.65    -0.60  -  -0.30
    MFS New Discovery                268     11.36 -   11.60           3,097               0.00    1.25  - 1.65    -7.67  -  -7.95

Investments in the MFS
 Variable Insurance Trust
 (Service Class)
 Sub-Accounts:
    MFS New Discovery
      (Service Class)                 <1     10.43 -   10.43               5              0.00     1.50  - 1.50    -8.05  -  -8.05
    MFS Utilities (Service
      Class)                          <1     11.36 -   11.36              <1              1.64     1.50  - 1.50    11.33  -  11.33

Investments in the Morgan
 Stanley Variable Investment
 Series Sub-Accounts:
    Aggressive Equity              3,837      6.58 -    6.89          34,781              0.01     0.70  - 2.05    -1.02  -  -0.01
    Dividend Growth               23,711      9.74 -   10.87         693,011              0.94     0.70  - 2.05    -0.65  -   0.36
    Equity                        15,160      6.25 -    6.63         491,349              0.00     0.70  - 2.05    -1.66  -  -0.66
    European Growth                6,244      7.87 -    7.91         153,636              1.16     0.70  - 2.05    -3.53  -  -2.55
    Global Advantage               2,857      6.64 -    7.22          20,984              0.44     0.70  - 2.05    -2.18  -  -1.19
    Global Dividend Growth        10,367     10.62 -   11.53         187,634              1.51     0.70  - 2.05     1.05  -   2.07
    High Yield                     4,062      5.43 -    7.36          46,777              5.67     0.70  - 2.05     4.34  -   5.40
    Income Builder                 3,248     11.23 -   12.00          45,235              2.45     0.70  - 2.05     1.78  -   2.81
    Information                      954      4.10 -   10.03           3,880              0.00     0.83  - 2.05   -13.22  - -12.42
    Limited Duration               4,567     10.64 -   11.76          52,056              3.15     0.70  - 2.05    -0.41  -   0.60
    Money Market                  13,048      9.88 -   10.88         182,921              0.46     0.70  - 2.05    -1.03  -  -0.02
    Pacific Growth (o)                 -       N/A -     N/A               -              0.00     0.70  - 2.05      N/A  -    N/A
    Quality Income Plus           13,000     12.05 -   14.00         288,942              4.14     0.70  - 2.05     2.05  -   3.08
    S&P 500 Index                 12,212      8.14 -    8.14         117,641              0.98     0.70  - 2.05    -0.28  -   0.73
    Strategist                    12,895      9.76 -   10.61         318,949              1.39     0.70  - 2.05     0.85  -   1.87
    Utilities                      7,865      6.83 -    7.09         149,241              1.91     0.70  - 2.05     6.60  -   7.68

(o) For period beginning January 1, 2004 and ended April 30, 2004

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NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4. FINANCIAL HIGHLIGHTS (CONTINUED)

                                         At September 30, 2004               For the nine months ended September 30, 2004
                                ---------------------------------------  ----------------------------------------------------
                                           Accumulation
                                 Units    Unit Fair Value    Net Assets   Investment         Expense             Total
                                (000s)   Lowest to Highest     (000s)    Income Ratio*       Ratio**            Return***
                                ------   -----------------   ----------  -------------    -------------     -----------------
Investments in the Morgan
 Stanley Variable Investment
 Series (Class Y Shares)
 Sub-Accounts:
    Aggressive Equity
      (Class Y Shares)           3,428   $ 11.93 - $ 12.15   $   23,891          0.00%    1.29% - 2.59%     -1.65%  -  -0.67%
    Dividend Growth
      (Class Y Shares)          12,011     12.00 -   12.23      124,952          0.80     1.29  - 2.59      -1.25   -  -0.27
    Equity (Class Y Shares)     13,902     11.51 -   11.73      102,127          0.00     1.29  - 2.59      -2.26   -  -1.29
    European Growth
      (Class Y Shares)           4,471     12.06 -   12.29       36,151          1.05     1.29  - 2.59      -4.12   -  -3.16
    Global Advantage
      (Class Y Shares)           1,355     12.13 -   12.36       10,030          0.31     1.29  - 2.59      -1.92   -  -2.88
    Global Dividend Growth
      (Class Y Shares)           5,200     12.92 -   13.17       57,568          1.48     1.29  - 2.59       0.50   -   1.51
    High Yield (Class Y
      Shares)                    4,916     11.65 -   11.87       35,838          5.70     1.29  - 2.59       3.69   -   4.73
    Income Builder (Class Y
      Shares)                    3,887     11.70 -   11.92       43,484          2.39     1.29  - 2.59       1.16   -   2.17
    Information (Class Y
      Shares)                    2,186     12.81 -   13.05       11,352          0.00     1.29  - 2.59     -12.80   - -13.66
    Limited Duration
      (Class Y Shares)          11,306      9.82 -   10.00      119,229          3.09     1.29  - 2.59      -1.12   -  -0.13
    Money Market (Class Y
      Shares)                    9,015      9.69 -    9.87       89,898          0.29     1.29  - 2.59      -1.64   -  -0.65
    Pacific Growth (Class Y
      Shares) (o)                    -       N/A -     N/A            -          0.00     1.29  - 2.44        N/A   -    N/A
    Quality Income Plus
      (Class Y Shares)          13,662     10.37 -   10.56      163,989          3.92     1.29  - 2.59       1.43   -   2.44
    S&P 500 Index (Class Y
      Shares)                   16,040     11.90 -   12.13      137,307          0.86     1.29  - 2.59      -0.85   -   0.14
    Strategist (Class Y Shares)  8,930     11.96 -   12.18       89,788          1.26     1.29  - 2.59       0.23   -   1.23
    Utilities (Class Y Shares)   3,595     12.07 -   12.30       26,480          1.80     1.29  - 2.59       5.87   -   6.92

Investments in the Oppenheimer
 Variable Account Funds
 Sub-Accounts:
    Oppenheimer Bond               409     12.81 -   13.08        5,333          4.60     1.25  - 1.65       2.75   -   3.06
    Oppenheimer Capital
      Appreciation                 673      9.78 -    9.99        6,698          0.32     1.25  - 1.65      -2.74   -  -2.45

(o) For period beginning January 1, 2004 and ended April 30, 2004

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NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4. FINANCIAL HIGHLIGHTS (CONTINUED)

                                            At September 30, 2004                    For the nine months ended September 30, 2004
                               -----------------------------------------------  ---------------------------------------------------
                                               Accumulation
                                 Units        Unit Fair Value      Net Assets     Investment        Expense             Total
                                 (000s)      Lowest to Highest       (000s)      Income Ratio*       Ratio**           Return***
                               -----------   -----------------   -------------  -------------    --------------    ----------------
Investments in the Oppenheimer
 Variable Account Funds
 Sub-Accounts (continued):
    Oppenheimer Global
      Securities                       417   $ 13.78 - $ 14.07   $       5,849           1.29%   1.25%  - 1.65%    1.23%  -   1.53%
    Oppenheimer High
      Income                           172     11.60 -   11.84           2,033           5.98    1.25   - 1.65     3.84   -   4.15
    Oppenheimer Main Street
      Small Cap Growth                 253     15.07 -   15.39           3,883           0.00    1.25   - 1.65     3.04   -   3.34

Investments in the Oppenheimer
 Variable Account Funds
 (Service Class ("SC"))
 Sub-Accounts:
    Oppenheimer Aggressive
      Growth (SC)                      867     12.81 -   13.12          11,300           0.00    1.29   - 2.54     4.21   -   5.21
    Oppenheimer Balanced
      (SC) (p)                       2,363     12.97 -   13.30          31,220           0.85    1.29   - 2.59     0.92   -  29.71
    Oppenheimer Capital
      Appreciation (SC)              2,672     11.75 -   11.99          31,876           0.24    1.29   - 2.69    -3.73   -  -2.69
    Oppenheimer Global
      Securities (SC)                1,607     14.17 -   14.51          23,164           1.19    1.29   - 2.54     1.31   -  41.69
    Oppenheimer High
      Income (SC)                    2,040     13.23 -   13.56          27,487           5.31    1.29   - 2.59     3.99   -  32.26
    Oppenheimer Main
      Street (SC)                    4,053     12.30 -   12.64          50,865           0.67    1.29   - 2.69    -1.64   -  -0.58
    Oppenheimer Main Street
      Small Cap Growth (SC)          1,573     14.85 -   15.22          23,788           0.00    1.29   - 2.59     2.15   -   3.17
    Oppenheimer Strategic
      Bond (SC)                      5,459     12.19 -   12.52          67,915           4.15    1.29   - 2.69     1.42   -   2.51

Investments in the PIMCO
 Advisors Variable Insurance
 Trust Sub Accounts:
    OpCap Balanced (a)                   1     10.26 -   10.26               9           0.00    1.50   - 1.50     2.56   -   2.56
    OpCap Small Cap                     <1     13.46 -   13.46               2           0.06    1.50   - 1.50     3.14   -   3.14
    PEA Science and
      Technology                        <1      9.87 -    9.87              <1           0.00    1.50   - 1.50   -21.31   - -21.31

(a) For period beginning April 30, 2004 and ended September 30, 2004 (p) Previously known as Oppenheimer Multiple Strategies (SC)

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4. FINANCIAL HIGHLIGHTS (CONTINUED)

                                        At September 30, 2004                   For the nine months ended September 30, 2004
                             --------------------------------------------    --------------------------------------------------
                                             Accumulation
                                Units       Unit Fair Value    Net Assets     Investment          Expense            Total
                               (000s)      Lowest to Highest    (000s)       Income Ratio*        Ratio**           Return***
                             -----------   -----------------   ---------     -------------    --------------   ----------------
Investments in the PIMCO
 Variable Insurance Trust
 Sub-Accounts:
    Foreign Bond                      <1   $ 10.98 - $ 10.98   $       2             1.44%    1.50% - 1.50%     1.59%  -  1.59%
    Money Market                       2      9.87 -    9.87          17             0.52     1.50  - 1.50     -0.61   - -0.61
    PIMCO Total Return                <1     11.35 -   11.35           1             1.29     1.50  - 1.50      2.34   -  2.34

Investments in the Putnam
 Variable Trust Sub-Accounts
    VT American
      Government Income            5,661     11.93 -   13.04      68,614             3.76     0.80  - 2.15      0.57   -  1.61
    VT Capital Appreciation        2,088      7.10 -    7.49      15,279             0.00     0.80  - 2.15     -0.44   -  0.59
    VT Capital Opportunities         201     13.24 -   13.44       2,679             0.00     0.80  - 1.80      2.79   -  3.57
    VT Discovery Growth            4,152      4.13 -    4.35      17,661             0.00     0.80  - 2.15     -6.30   - -5.33
    VT Diversified Income          7,010     12.67 -   13.57      89,908             9.40     0.80  - 2.15      3.57   -  4.64
    VT Equity Income               1,406     12.02 -   12.26      17,104             0.00     0.80  - 2.15      1.42   - 20.22
    VT The George Putnam
      Fund of Boston              19,966     11.30 -   11.97     218,456             1.93     0.80  - 2.69      0.05   -  1.51
    VT Global Asset
      Allocation                   2,785      9.69 -   12.31      28,136             2.87     0.80  - 2.59     -0.15   -  1.22
    VT Global Equity               7,777      4.93 -    6.57      53,107             2.06     0.80  - 2.15      0.05   -  1.08
    VT Growth and Income          62,056     10.65 -   13.38     600,970             1.61     0.70  - 2.69      0.05   -  1.58
    VT Growth Opportunities        6,482      3.77 -    4.03      25,442             0.00     0.80  - 2.15     -6.23   - -7.19
    VT Health Sciences             7,523     10.64 -   10.89      76,282             0.19     0.80  - 2.49     -2.95   - -1.69
    VT High Yield                  7,715     12.63 -   13.77      95,190             8.18     0.80  - 2.59      5.51   - 37.69
    VT Income                     16,822     10.52 -   12.93     200,447             4.06     0.80  - 2.59      3.00   -  5.18
    VT International Equity       23,627      7.81 -   12.47     219,071             1.51     0.70  - 2.59     -0.86   -  0.58
    VT International Growth
      and Income                   4,080      9.17 -   10.27      41,904             1.29     0.80  - 2.15      4.05   -  5.12
    VT International New
      Opportunities                3,623      5.03 -    7.06      26,872             1.01     0.80  - 2.15     -1.36   - -0.34
    VT Investors                  23,755      6.67 -   11.96     163,437             0.48     0.80  - 2.44     -1.04   -  0.20
    VT Mid Cap Value                 453     12.91 -   13.16       5,918             0.00     0.80  - 2.15      1.43   -  2.48
    VT Money Market                8,838      9.61 -   10.87      90,727             0.34     0.80  - 2.59     -3.88   - -0.23
    VT New Opportunities          18,647      6.03 -   12.83     119,352             0.00     0.80  - 2.69     -3.95   - -2.56
    VT New Value                   9,715     13.85 -   14.85     126,859             0.86     0.80  - 2.59      4.20   - 48.49
    VT OTC & Emerging
      Growth                       8,599      1.78 -    3.36      30,427             0.00     0.80  - 2.10     -7.11   - -6.19
    VT Research                   11,886      8.06 -   12.44      99,190             0.00     0.80  - 2.49     -4.28   - -3.04
    VT Small Cap Value             9,578     11.94 -   12.04     156,596             0.37     0.70  - 2.30      9.01   - 10.35
    VT Utilities Growth
      and Income                   4,707      8.69 -   14.82      44,112             2.21     0.80  - 2.69      6.47   -  8.01
    VT Vista                      11,087      7.69 -   13.71      86,523             0.00     0.80  - 2.69      2.09   -  3.57
    VT Voyager                    49,473      5.72 -   11.61     366,221             0.48     0.70  - 2.69     -5.41   - -3.97

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At September 30, 2004                     For the nine months ended September 30, 2004
                             -----------------------------------------------      -------------------------------------------------
                                              Accumulation
                                Units       Unit Fair Value     Net Assets         Investment        Expense             Total
                               (000s)      Lowest to Highest      (000s)          Income Ratio*       Ratio**          Return***
                             -----------   -----------------   -------------      -------------    -------------    ---------------
Investments in the Rydex
 Variable Trust
 Sub-Account:
    Rydex OTC                         <1   $ 11.06 - $ 11.06   $          <1              0.00%    1.50% - 1.50%    -5.56% - -5.56%

Investments in the Salomon
 Brothers Variable Series
 Funds Inc. Sub-Accounts:
    Investors (a)                      1     10.09 -   10.09               7              0.00     1.50  - 1.50      0.94  -  0.94
    Variable All Cap                   1     11.13 -   11.13               6              0.03     1.50  - 1.50     -1.15  - -1.15

Investments in the STI Classic Variable Trust Sub-Accounts:
    STI Capital Appreciation          49     10.39 -   10.52             511              0.00     1.29  - 2.34     -2.12  - -2.90
    STI Growth & Income               70     11.56 -   11.69             820              0.61     1.29  - 2.19      2.94  - 15.62
    STI International Equity           2     12.58 -   12.68              25              3.09     1.29  - 1.89      3.34  - 25.83
    STI Investment Grade
      Bond                            88     10.13 -   10.22             896              2.61     1.29  - 2.04      1.26  -  1.94
    STI Mid-Cap Equity                31     11.61 -   11.73             358              0.67     1.29  - 2.09      2.54  - 16.14
    STI Small Cap Value
      Equity                          39     13.12 -   13.26             521              0.32     1.29  - 2.14      7.68  -  8.38
    STI Value Income Stock            49     11.71 -   11.84             582              1.15     1.29  - 2.19     17.07  - 18.37

Investments in The Universal
 Institutional Funds, Inc.
 Sub-Accounts:
    Van Kampen UIF Emerging
      Markets Equity (q)           3,990      8.05 -   12.27          37,470              0.72     0.70  - 2.20      3.22  -  4.40
    Van Kampen UIF Equity
      Growth (r)                   8,611      6.55 -    9.77          66,220              0.19     0.70  - 2.69     -2.30  - -2.62
    Van Kampen UIF High
      Yield (s)                       28     12.39 -   12.39             341              6.11     1.50  - 1.50      4.54  -  4.54
    Van Kampen UIF
      International
      Magnum (t)                   3,723      7.96 -   10.12          29,927              2.94     0.70  - 2.20      0.62  -  1.78

(a) For period beginning April 30, 2004 and ended September 30, 2004 (q) Previously known as UIF Emerging Markets Equity (r) Previously known as UIF Equity Growth (s) Previously known as UIF High Yield (t) Previously known as UIF International Magnum

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4. FINANCIAL HIGHLIGHTS (CONTINUED)

                                            At September 30, 2004               For the nine months ended September 30, 2004
                                   -----------------------------------------    ---------------------------------------------
                                                 Accumulation
                                     Units     Unit Fair Value    Net Assets     Investment       Expense           Total
                                    (000s)    Lowest to Highest     (000s)      Income Ratio*      Ratio**        Return***
                                   --------   -----------------   ----------    -------------   -------------   -------------
Investments in The Universal
 Institutional Funds, Inc.
 Sub-Accounts (continued):
    Van Kampen UIF Mid
      Cap Growth (u)                2,985   $ 11.07 - $ 11.07   $   32,318            0.00%   0.70% - 2.30%    6.83% -  5.54%
    Van Kampen UIF U.S.
      Mid Cap Value (v)            13,120     10.16 -   11.46      128,989            0.03    0.70  - 2.69     1.62  -  2.52
    Van Kampen UIF Real
      Estate (w)                    3,517     13.83 -   21.74       64,184            1.66    0.70  - 2.30    14.47  - 15.87

Investments in The Universal
 Institutional Funds, Inc.
 (Class II) Sub-Accounts:
    Van Kampen UIF Emerging
      Markets Debt
      (Class II) (x)                1,039     11.64 -   14.01       13,486            8.61    1.29  - 2.59     2.87  - 40.07
    Van Kampen UIF Emerging
      Markets Equity
      (Class II) (y)                  439     15.23 -   15.48        6,751            0.81    1.29  - 2.44     2.92  -  3.82
    Van Kampen UIF Equity
      and Income
      (Class II) (z)                1,387     11.67 -   11.89       15,723            0.00    1.29  - 2.59     1.34  -  2.35
    Van Kampen UIF Equity
      Growth (Class II) (aa)        1,225     11.12 -   11.33       13,357            0.14    1.29  - 2.59    -3.25  - -4.21
    Van Kampen UIF Global
      Franchise (Class II) (ab)     2,042      9.96 -   11.97       24,092            0.00    1.29  - 2.59    -1.39  - -0.41
    Van Kampen UIF Mid Cap
      Growth (Class II) (ac)        1,183     13.68 -   13.93       16,365            0.00    1.29  - 2.59     5.19  -  6.24
    Van Kampen UIF Small
      Company Growth
      (Class II) (ad)               1,492     13.88 -   14.15       20,967            0.00    1.29  - 2.59     2.84  -  3.87

(u) Previously known as UIF Mid Cap Growth (v) Previously known as UIF Mid Cap Value (w) Previously known as UIF U. S. Real Estate
(x) Previously known as UIF Emerging Markets Debt (Class II) (y) Previously known as UIF Emerging Markets Equity (Class II) (z) Previously known as UIF Equity and Income (Class II) (aa) Previously known as UIF Equity Growth (Class
II) (ab) Previously known as UIF Global Franchise (Class II) (ac) Previously known as UIF Mid Cap Growth (Class II) (ad) Previously known as UIF Small Company Growth (Class II)

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4. FINANCIAL HIGHLIGHTS (CONTINUED)

                                          At September 30, 2004                       For the nine months ended September 30, 2004
                                ------------------------------------------        -------------------------------------------------
                                              Accumulation
                                  Units      Unit Fair Value    Net Assets         Investment        Expense             Total
                                 (000s)     Lowest to Highest     (000s)          Income Ratio*       Ratio**           Return***
                                ---------   -----------------   ----------        -------------    -------------    ---------------
Investments in The Universal
 Institutional Funds, Inc.
 (Class II) Sub-Accounts
 (Continued):
    Van Kampen UIF U.S. Mid
      Cap Value (Class II) (ae)     2,417   $ 10.21 - $ 13.42   $   31,780                0.01%    1.29% - 2.59%     0.98% -  2.14%
    Van Kampen UIF U.S. Real
      Estate (Class II) (af)        3,104     14.72 -   16.36       48,809                1.93     1.29  - 2.69     15.12  - 63.62

Investments in the Van Kampen
 Life Investment Trust
 Sub-Accounts:
    LIT Comstock                    7,978     10.96 -   11.28       89,267                0.96     0.70  - 2.30      5.78  -  7.08
    LIT Emerging Growth            10,223      4.99 -    8.96       80,202                0.00     0.70  - 2.30     -4.23  - -3.06
    LIT Government                    176     10.84 -   10.94        1,919                4.61     1.25  - 1.65      2.02  -  2.33
    LIT Money Market                  273     10.52 -   10.74        2,919                0.49     1.25  - 1.65     -0.77  - -0.48

Investments in the Van Kampen
 Life Investment Trust
 (Class II) Sub-Accounts
    LIT Aggressive Growth
      (Class II)                    1,752     10.09 -   12.92       18,831                0.00     0.70  - 2.59      0.86  -  1.30
    LIT Comstock (Class II)        16,828     10.43 -   13.07      199,150                0.74     1.29  - 2.59      4.29  -  5.30
    LIT Emerging Growth
      (Class II)                    7,048     11.10 -   11.38       56,982                0.00     1.29  - 2.59     -4.62  - -3.67
    LIT Growth and Income
      (Class II)                    7,113     13.42 -   13.79       93,470                0.70     1.29  - 2.69      1.50  - 37.85
    LIT Money Market
      (Class II)                    1,421      9.83 -    9.93       14,080                0.29     1.10  - 2.59     -1.68  - -0.70

(ae) Previously known as UIF U. S. Mid Cap Value (Class II) (af) Previously known as UIF U. S. Real Estate (Class II)

                         -------------------------------------------------------
                         GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT
                         FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND FOR THE PERIODS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002, AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Glenbrook Life and Annuity Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Glenbrook Life Multi-Manager Variable Account (the "Account") as of December 31, 2003, the related statements of operations for the period then ended and the statements of changes in net assets for each of the periods in the two year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2003 by correspondence with the Account's custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise the Glenbrook Life Multi-Manager Variable Account as of December 31, 2003, the results of operations for the period then ended for each of the individual sub-accounts and the changes in their net assets for each of the periods in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP


Chicago, Illinois
March 31, 2004

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                            AIM Variable Insurance Funds Sub-Accounts
                                 -------------------------------------------------------------------------------------------------
                                     AIM V. I.
                                    Aggressive           AIM V. I.       AIM V. I. Capital       AIM V. I.        AIM V. I. Dent
                                      Growth             Balanced          Appreciation         Core Equity        Demographics
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $          74,754   $       4,094,218   $       3,861,372   $       3,002,124   $           6,437
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $          74,754   $       4,094,218   $       3,861,372   $       3,002,124   $           6,437
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $          74,754   $       4,094,218   $       3,861,372   $       3,002,124   $           6,437
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $          74,754   $       4,094,218   $       3,861,372   $       3,002,124   $           6,437
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                          7,059             409,832             181,455             143,368               1,235
                                 =================   =================   =================   =================   =================
   Cost of investments           $          71,536   $       4,589,322   $       5,386,883   $       3,635,790   $           6,638
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $            8.11   $            7.49   $            5.58   $            6.22   $            7.58
                                 =================   =================   =================   =================   =================
   Highest                       $            8.22   $           10.50   $           11.98   $           11.21   $            7.68
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                              AIM Variable Insurance Funds Sub-Accounts
                                 -------------------------------------------------------------------------------------------------
                                     AIM V. I.                              AIM V. I.
                                    Diversified      AIM V. I. Global       Government           AIM V. I.        AIM V. I. High
                                      Income             Utilities          Securities            Growth               Yield
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $       1,278,976   $          17,475   $         775,116   $       2,376,164   $         701,804
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $       1,278,976   $          17,475   $         775,116   $       2,376,164   $         701,804
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $       1,278,976   $          17,475   $         775,116   $       2,376,164   $         701,804
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $       1,278,976   $          17,475   $         775,116   $       2,376,164   $         701,804
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                        145,009               1,566              63,378             160,227             117,555
                                 =================   =================   =================   =================   =================
   Cost of investments           $       1,303,944   $          32,604   $         771,813   $       3,838,203   $         727,413
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $           10.68   $            8.35   $           11.70   $            4.29   $            9.13
                                 =================   =================   =================   =================   =================
   Highest                       $           11.04   $            8.92   $           12.66   $            8.12   $           12.36
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 Dreyfus Socially
                                                                                                                   Responsible
                                     AIM Variable Insurance Funds              American Century Variable         Growth Fund, Inc.
                                             Sub-Accounts                    Portfolios, Inc. Sub-Accounts         Sub-Account
                                 -------------------------------------   -------------------------------------   -----------------
                                     AIM V. I.                                American           American         Dreyfus Socially
                                   International     AIM V. I. Premier        Century            Century            Responsible
                                      Growth              Equity            VP Balanced      VP International       Growth Fund
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $         126,200   $       5,327,055   $          84,643   $          89,593   $         319,704
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $         126,200   $       5,327,055   $          84,643   $          89,593   $         319,704
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $         126,200   $       5,272,522   $          84,643   $          89,593   $         319,704
Contracts in payout
   (annuitization) period                        -              54,533                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $         126,200   $       5,327,055   $          84,643   $          89,593   $         319,704
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                          7,868             263,325              12,558              13,934              13,439
                                 =================   =================   =================   =================   =================
   Cost of investments           $         166,611   $       7,124,338   $          90,935   $         154,586   $         399,450
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $            9.37   $            6.20   $           12.58   $           10.46   $            5.55
                                 =================   =================   =================   =================   =================
   Highest                       $           10.16   $           10.51   $           12.66   $           10.52   $           10.33
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                   Dreyfus Stock                                                                     Federated
                                    Index Fund                           Dreyfus Variable                        Insurance Series
                                    Sub-Account                    Investment Fund Sub-Accounts                     Sub-Account
                                 -----------------   ---------------------------------------------------------   -----------------
                                                            VIF                 VIF                 VIF
                                   Dreyfus Stock        Growth and             Money           Small Company      Federated Prime
                                    Index Fund            Income              Market               Stock           Money Fund II
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $       2,329,338   $         398,468   $       1,570,462   $          69,649   $       6,937,319
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $       2,329,338   $         398,468   $       1,570,462   $          69,649   $       6,937,319
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $       2,329,338   $         398,468   $       1,570,462   $          69,649   $       6,937,319
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $       2,329,338   $         398,468   $       1,570,462   $          69,649   $       6,937,319
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                         81,961              19,765           1,570,462               3,424           6,937,319
                                 =================   =================   =================   =================   =================
   Cost of investments           $       2,341,475   $         411,562   $       1,570,462   $          50,443   $       6,937,319
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $            7.35   $            7.94   $            9.91   $           13.05   $            9.85
                                 =================   =================   =================   =================   =================
   Highest                       $           11.48   $           11.06   $           11.67   $           13.50   $           10.79
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                      Fidelity Variable Insurance Products Fund Sub-Accounts
                                 -------------------------------------------------------------------------------------------------
                                                        VIP Equity-                              VIP High
                                  VIP Contrafund          Income            VIP Growth            Income           VIP Index 500
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $       5,380,622   $       4,735,166   $       4,616,073   $       2,020,370   $       3,340,950
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $       5,380,622   $       4,735,166   $       4,616,073   $       2,020,370   $       3,340,950
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $       5,299,383   $       4,690,498   $       4,616,073   $       2,020,370   $       3,340,950
Contracts in payout
   (annuitization) period                   81,239              44,668                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $       5,380,622   $       4,735,166   $       4,616,073   $       2,020,370   $       3,340,950
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                        232,625             204,278             148,714             290,701              26,488
                                 =================   =================   =================   =================   =================
   Cost of investments           $       5,447,991   $       4,622,194   $       6,620,124   $       2,105,187   $       3,740,334
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $            8.98   $           10.20   $            6.09   $            9.18   $            7.37
                                 =================   =================   =================   =================   =================
   Highest                       $           15.74   $           12.49   $           12.87   $            9.60   $            7.75
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                 Fidelity Variable
                                     Insurance
                                   Products Fund
                                    Sub-Accounts       Fidelity Variable Insurance Products Fund (Service Class 2) Sub-Accounts
                                 -----------------   -----------------------------------------------------------------------------
                                                         VIP Asset
                                                          Manager         VIP Contrafund        VIP Equity-         VIP Growth
                                                      Growth (Service        (Service         Income (Service        (Service
                                   VIP Overseas          Class 2)            Class 2)            Class 2)            Class 2)
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $         573,329   $          31,137   $       1,256,102   $       3,336,055   $         892,230
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $         573,329   $          31,137   $       1,256,102   $       3,336,055   $         892,230
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $         573,329   $          31,137   $       1,256,102   $       3,336,055   $         892,230
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $         573,329   $          31,137   $       1,256,102   $       3,336,055   $         892,230
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                         36,775               2,554              54,780             145,299              29,044
                                 =================   =================   =================   =================   =================
   Cost of investments           $         721,556   $          28,440   $       1,069,411   $       2,974,848   $         830,485
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $            7.17   $            9.51   $           10.53   $            9.69   $            7.70
                                 =================   =================   =================   =================   =================
   Highest                       $            7.44   $            9.57   $           12.83   $           12.22   $           11.12
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                      Franklin Templeton
                                            Fidelity Variable Insurance Products                      Variable Insurance
                                            Fund (Service Class 2) Sub-Accounts                   Products Trust Sub-Accounts
                                 ---------------------------------------------------------   -------------------------------------
                                     VIP High          VIP Index 500       VIP Overseas
                                  Income (Service        (Service            (Service            Franklin          Mutual Shares
                                     Class 2)            Class 2)            Class 2)            Small Cap          Securities
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $       1,202,441   $       1,786,588   $          49,712   $         347,547   $       1,258,339
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $       1,202,441   $       1,786,588   $          49,712   $         347,547   $       1,258,339
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $       1,202,441   $       1,786,588   $          49,712   $         347,547   $       1,258,339
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $       1,202,441   $       1,786,588   $          49,712   $         347,547   $       1,258,339
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                        175,028              14,257               3,207              19,940              84,509
                                 =================   =================   =================   =================   =================
   Cost of investments           $       1,033,880   $       1,728,887   $          43,331   $         303,406   $       1,127,969
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $           11.33   $            8.62   $            8.85   $            6.43   $           10.42
                                 =================   =================   =================   =================   =================
   Highest                       $           12.95   $           11.43   $           12.85   $           16.81   $           16.10
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Goldman Sachs
                                                                                                                     Variable
                                                                                                                  Insurance Trust
                                       Franklin Templeton Variable Insurance Products Trust Sub-Accounts           Sub-Accounts
                                 -----------------------------------------------------------------------------   -----------------
                                     Templeton
                                    Developing           Templeton           Templeton           Templeton
                                      Markets             Foreign          Global Income          Growth            VIT Capital
                                    Securities          Securities          Securities          Securities            Growth
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $          33,070   $         303,461   $         628,975   $       1,025,837   $          77,782
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $          33,070   $         303,461   $         628,975   $       1,025,837   $          77,782
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $          33,070   $         303,461   $         628,975   $       1,025,837   $          77,782
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $          33,070   $         303,461   $         628,975   $       1,025,837   $          77,782
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                          4,664              24,793              40,790              91,674               8,111
                                 =================   =================   =================   =================   =================
   Cost of investments           $          26,235   $         268,483   $         509,670   $         967,339   $          93,849
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $           13.93   $            8.26   $           14.86   $           10.05   $            6.68
                                 =================   =================   =================   =================   =================
   Highest                       $           16.13   $           10.91   $           16.69   $           13.96   $            9.85
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                        Goldman Sachs Variable Insurance Trust Sub-Accounts
                                 -------------------------------------------------------------------------------------------------
                                     VIT CORE                                                       VIT
                                     Small Cap           VIT CORE           VIT Growth         International        VIT Mid Cap
                                      Equity            U.S. Equity         and Income            Equity               Value
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $         413,884   $         314,673   $           7,620   $          20,068   $           7,556
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $         413,884   $         314,673   $           7,620   $          20,068   $           7,556
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $         413,884   $         314,673   $           7,620   $          20,068   $           7,556
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $         413,884   $         314,673   $           7,620   $          20,068   $           7,556
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                         31,862              28,816                 762               2,119                 565
                                 =================   =================   =================   =================   =================
   Cost of investments           $         311,582   $         326,875   $           8,457   $          28,675   $           6,071
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $           11.87   $            7.46   $            9.31   $            9.94   $           16.73
                                 =================   =================   =================   =================   =================
   Highest                       $           15.59   $           10.34   $            9.31   $           10.05   $           16.73
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                       LSA Variable                                      MFS Variable
                                                 Series Trust Sub-Accounts                        Insurance Trust Sub-Accounts
                                 ---------------------------------------------------------   -------------------------------------
                                    LSA Capital       LSA Diversified       LSA Equity         MFS Emerging        MFS Investors
                                      Growth              Mid Cap             Growth              Growth               Trust
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $         172,363   $             223   $          96,250   $       2,391,176   $         736,644
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $         172,363   $             223   $          96,250   $       2,391,176   $         736,644
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $         172,363   $             223   $          96,250   $       2,391,176   $         736,644
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $         172,363   $             223   $          96,250   $       2,391,176   $         736,644
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                         20,230                  21              12,885             154,170              45,082
                                 =================   =================   =================   =================   =================
   Cost of investments           $         149,530   $             171   $          89,275   $       4,052,637   $         810,508
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $            7.93   $           10.18   $            7.57   $            4.41   $            7.44
                                 =================   =================   =================   =================   =================
   Highest                       $            9.56   $           10.18   $            8.80   $           11.10   $            8.83
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                 MFS Variable Insurance Trust
                                         MFS Variable Insurance Trust Sub-Accounts               (Service Class) Sub-Accounts
                                 ---------------------------------------------------------   -------------------------------------
                                                                                               MFS Emerging        MFS Investors
                                      MFS New                                                     Growth               Trust
                                     Discovery         MFS Research        MFS Utilities      (Service Class)     (Service Class)
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $         489,057   $       1,577,921   $          14,735   $         669,465   $         764,732
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $         489,057   $       1,577,921   $          14,735   $         669,465   $         764,732
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $         489,057   $       1,577,921   $          14,735   $         669,465   $         764,732
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $         489,057   $       1,577,921   $          14,735   $         669,465   $         764,732
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                         35,033             118,196                 924              43,444              47,031
                                 =================   =================   =================   =================   =================
   Cost of investments           $         447,833   $       2,143,101   $          12,841   $         689,340   $         735,918
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $            7.89   $            6.07   $            9.24   $            6.73   $            8.16
                                 =================   =================   =================   =================   =================
   Highest                       $           15.87   $            7.77   $            9.31   $           10.62   $           10.75
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                 MFS Variable Insurance                           Neuberger & Berman Advisers
                                             Trust (Service Class) Sub-Accounts                  Management Trust Sub-Accounts
                                 ---------------------------------------------------------   -------------------------------------
                                        MFS
                                   New Discovery       MFS Research        MFS Utilities                                AMT
                                     (Service            (Service            (Service               AMT               Mid-Cap
                                      Class)              Class)              Class)             Guardian             Growth
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $       1,025,651   $         396,711   $         613,520   $           6,960   $          24,704
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $       1,025,651   $         396,711   $         613,520   $           6,960   $          24,704
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $       1,025,651   $         396,711   $         613,520   $           6,960   $          24,704
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $       1,025,651   $         396,711   $         613,520   $           6,960   $          24,704
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                         74,054              29,828              38,659                 498               1,611
                                 =================   =================   =================   =================   =================
   Cost of investments           $         906,771   $         392,319   $         594,592   $           7,696   $          38,853
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $            8.40   $            7.60   $            7.57   $           11.07   $           10.87
                                 =================   =================   =================   =================   =================
   Highest                       $           11.60   $           10.84   $           10.31   $           11.07   $           11.12
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                   Neuberger &
                                 Berman Advisers
                                 Management Trust
                                    Sub-Account                     Oppenheimer Variable Account Funds Sub-Accounts
                                 -----------------   -----------------------------------------------------------------------------
                                                        Oppenheimer         Oppenheimer         Oppenheimer
                                        AMT             Aggressive            Capital             Global            Oppenheimer
                                     Partners             Growth           Appreciation         Securities          Main Street
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $         120,678   $       2,230,577   $       6,706,746   $       3,302,913   $       8,580,059
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $         120,678   $       2,230,577   $       6,706,746   $       3,302,913   $       8,580,059
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $         120,678   $       2,230,577   $       6,706,746   $       3,302,913   $       8,580,059
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $         120,678   $       2,230,577   $       6,706,746   $       3,302,913   $       8,580,059
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                          7,836              60,762             193,278             131,695             446,878
                                 =================   =================   =================   =================   =================
   Cost of investments           $         142,299   $       2,876,915   $       6,875,002   $       3,172,779   $       8,750,698
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $           10.25   $            4.12   $            7.10   $            8.77   $            7.67
                                 =================   =================   =================   =================   =================
   Highest                       $           10.25   $           10.16   $           11.36   $           13.36   $           11.45
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                         Oppenheimer Variable
                                      Account Funds Sub-Accounts                    Putnam Variable Trust Sub-Accounts
                                 -------------------------------------   ---------------------------------------------------------
                                    Oppenheimer         Oppenheimer
                                     Multiple            Strategic         VT Discovery       VT Diversified         VT Growth
                                    Strategies             Bond               Growth              Income            and Income
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $       5,749,796   $       6,133,992   $         844,455   $       1,116,642   $         579,228
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $       5,749,796   $       6,133,992   $         844,455   $       1,116,642   $         579,228
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $       5,749,796   $       6,133,992   $         844,455   $       1,116,642   $         579,228
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $       5,749,796   $       6,133,992   $         844,455   $       1,116,642   $         579,228
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                        361,168           1,214,652             182,782             120,849              24,902
                                 =================   =================   =================   =================   =================
   Cost of investments           $       5,255,727   $       5,486,784   $         818,197   $       1,014,680   $         557,901
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $           10.33   $           12.45   $            7.19   $           12.09   $            9.19
                                 =================   =================   =================   =================   =================
   Highest                       $           12.14   $           13.25   $           11.67   $           12.56   $            9.94
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                Putnam Variable Trust Sub-Accounts
                                 -------------------------------------------------------------------------------------------------
                                     VT Growth           VT Health       VT International           VT                  VT
                                   Opportunities         Sciences             Equity             New Value           Research
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $         159,474   $         698,520   $          11,142   $         691,618   $          77,002
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $         159,474   $         698,520   $          11,142   $         691,618   $          77,002
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $         159,474   $         698,520   $          11,142   $         691,618   $          77,002
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $         159,474   $         698,520   $          11,142   $         691,618   $          77,002
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                         34,744              63,676                 867              48,467               7,278
                                 =================   =================   =================   =================   =================
   Cost of investments           $         153,840   $         702,912   $           8,932   $         576,614   $          65,229
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $            6.76   $            8.75   $           10.66   $           10.28   $           10.27
                                 =================   =================   =================   =================   =================
   Highest                       $           10.30   $           10.10   $           12.18   $           12.85   $           11.44
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                STI Classic Variable Trus Sub-Accounts
                                 -------------------------------------------------------------------------------------------------
                                    STI Capital         STI Growth       STI International    STI Investment        STI Mid-Cap
                                   Appreciation          & Income             Equity            Grade Bond            Equity
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $       4,114,203   $       2,806,340   $         373,114   $       5,124,264   $       1,692,673
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $       4,114,203   $       2,806,340   $         373,114   $       5,124,264   $       1,692,673
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $       4,114,203   $       2,806,340   $         373,114   $       5,124,264   $       1,692,673
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $       4,114,203   $       2,806,340   $         373,114   $       5,124,264   $       1,692,673
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                        266,983             277,855              39,567             498,955             165,462
                                 =================   =================   =================   =================   =================
   Cost of investments           $       4,136,737   $       2,765,105   $         344,764   $       5,037,251   $       1,663,428
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $            7.73   $            8.83   $            8.38   $           10.66   $            7.87
                                 =================   =================   =================   =================   =================
   Highest                       $           10.89   $           11.37   $           12.13   $           12.44   $           11.66
                                 =================   =================   =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                         STI Classic Variable
                                          Trust Sub-Accounts                The Universal Institutional Funds, Inc. Sub-Accounts
                                 -------------------------------------   ---------------------------------------------------------
                                                         STI Value          Van Kampen          Van Kampen          Van Kampen
                                   STI Small Cap          Income            UIF Equity           UIF Fixed          UIF Global
                                   Value Equity            Stock              Growth              Income           Value Equity
                                 -----------------   -----------------   -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $       4,051,745   $       2,172,630   $         166,294   $       2,267,335   $          37,788
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total assets                  $       4,051,745   $       2,172,630   $         166,294   $       2,267,335   $          37,788
                                 =================   =================   =================   =================   =================

NET ASSETS
Accumulation units               $       4,051,745   $       2,172,630   $         166,294   $       2,267,335   $          37,788
Contracts in payout
   (annuitization) period                        -                   -                   -                   -                   -
                                 -----------------   -----------------   -----------------   -----------------   -----------------
   Total net assets              $       4,051,745   $       2,172,630   $         166,294   $       2,267,335   $          37,788
                                 =================   =================   =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                        273,767             172,431              13,012             196,476               2,978
                                 =================   =================   =================   =================   =================
   Cost of investments           $       2,965,940   $       2,059,943   $         214,649   $       2,204,708   $          35,857
                                 =================   =================   =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $           14.36   $            9.36   $            5.87   $           10.77   $            9.56
                                 =================   =================   =================   =================   =================
   Highest                       $           19.03   $           11.52   $            9.73   $           12.87   $           11.39
                                 =================   =================   =================   =================   =================

See notes to financial statements.

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
STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------

                                   The Universal Institutional Funds, Inc. Sub-Accounts
                                 ---------------------------------------------------------
                                    Van Kampen          Van Kampen
                                    UIF Mid Cap        UIF U.S. Real        Van Kampen
                                       Value              Estate             UIF Value
                                 -----------------   -----------------   -----------------
ASSETS
Investments at fair value        $         722,113   $         158,147   $         277,334
                                 -----------------   -----------------   -----------------
   Total assets                  $         722,113   $         158,147   $         277,334
                                 =================   =================   =================

NET ASSETS
Accumulation units               $         722,113   $         158,147   $         277,334
Contracts in payout
   (annuitization) period                        -                   -                   -
                                 -----------------   -----------------   -----------------
   Total net assets              $         722,113   $         158,147   $         277,334
                                 =================   =================   =================

FUND SHARE INFORMATION
   Number of shares                         48,693              10,151              21,042
                                 =================   =================   =================
   Cost of investments           $         644,356   $         128,478   $         245,683
                                 =================   =================   =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                        $            9.32   $           12.22   $            9.70
                                 =================   =================   =================
   Highest                       $           13.64   $           12.25   $           12.30
                                 =================   =================   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                  AIM Variable Insurance Funds Sub-Accounts
                                         -----------------------------------------------------------------------------------------
                                            AIM V. I.
                                           Aggressive          AIM V. I.     AIM V. I. Capital       AIM V. I.      AIM V. I. Dent
                                             Growth            Balanced        Appreciation         Core Equity      Demographics
                                         ---------------   ---------------   -----------------   ---------------   ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $             -   $        75,792   $               -   $        27,252   $             -
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                       (985)          (52,532)            (47,123)          (36,828)             (100)
   Administrative expense                            (68)           (3,870)             (3,437)           (2,705)               (5)
                                         ---------------   ---------------   -----------------   ---------------   ---------------

      Net investment income (loss)                (1,053)           19,390             (50,560)         (12,281)             (105)
                                         ---------------   ---------------   -----------------   ---------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                            17,329           572,838             557,745           404,129             1,206
   Cost of investments sold                       21,822           709,797             961,753           589,827             1,485
                                         ---------------   ---------------   -----------------   ---------------   ---------------

      Realized gains (losses) on fund
         shares                                   (4,493)         (136,959)           (404,008)         (185,698)             (279)

Realized gain distributions                            -                 -                   -                 -                 -
                                         ---------------   ---------------   -----------------   ---------------   ---------------

      Net realized gains (losses)                 (4,493)         (136,959)           (404,008)         (185,698)             (279)

Change in unrealized gains (losses)               19,556           652,489           1,303,393           754,960             2,211
                                         ---------------   ---------------   -----------------   ---------------   ---------------
      Net realized and unrealized gains
         (losses) on investments                  15,063           515,530             899,385           569,262             1,932
                                         ---------------   ---------------   -----------------   ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                       $        14,010   $       534,920   $         848,825   $       556,981   $         1,827
                                         ===============   ===============   =================   ===============   ===============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                     AIM Variable Insurance Funds Sub-Accounts
                                         ------- ---------------------------------------------------------------------------------
                                             AIM V. I.                            AIM V. I.
                                            Diversified    AIM V. I. Global       Government         AIM V. I.      AIM V. I. High
                                              Income           Utilities          Securities          Growth             Yield
                                         ---------------   -----------------   ---------------   ---------------   ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $        77,857   $             611   $        18,459   $             -   $        46,804
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                    (14,401)               (194)           (9,859)          (29,331)           (8,034)
   Administrative expense                         (1,233)                (16)             (818)           (2,098)             (595)
                                         ---------------   -----------------   ---------------   ---------------   ---------------

      Net investment income (loss)                62,223                 401             7,782           (31,429)           38,175
                                         ---------------   -----------------   ---------------   ---------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                            79,041                 216           147,538           369,524            60,245
   Cost of investments sold                       85,703                 456           142,593           766,977            67,874
                                         ---------------   -----------------   ---------------   ---------------   ---------------

      Realized gains (losses) on fund
         shares                                   (6,662)               (240)            4,945          (397,453)           (7,629)

Realized gain distributions                            -                   -               279                 -                 -
                                         ---------------   -----------------   ---------------   ---------------   ---------------

      Net realized gains (losses)                 (6,662)               (240)            5,224          (397,453)           (7,629)

Change in unrealized gains (losses)               37,084               2,434           (15,245)          972,327           107,166
                                         ---------------   -----------------   ---------------   ---------------   ---------------
      Net realized and unrealized gains
         (losses) on investments                  30,422               2,194           (10,021)          574,874            99,537
                                         ---------------   -----------------   ---------------   ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                       $        92,645   $           2,595   $        (2,239)  $       543,445   $       137,712
                                         ===============   =================   ===============   ===============   ===============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Dreyfus Socially
                                                                                                                      Responsible
                                            AIM Variable Insurance Funds          American Century Variable        Growth Fund, Inc.
                                                   Sub-Accounts                 Portfolios, Inc. Sub-Accounts         Sub-Account
                                         ---------------------------------   -----------------------------------   ----------------
                                            AIM V. I.         AIM V. I.         American           American        Dreyfus Socially
                                          International        Premier           Century            Century           Responsible
                                             Growth            Equity          VP Balanced     VP International       Growth Fund
                                         ---------------   ---------------   ---------------   -----------------   ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $           603   $        14,753   $         3,511   $             568   $           327
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                     (1,459)          (64,613)           (1,482)             (1,033)           (3,809)
   Administrative expense                           (116)           (4,765)             (111)                (77)             (273)
                                         ---------------   ---------------   ---------------   -----------------   ---------------

      Net investment income (loss)                  (972)          (54,625)            1,918                (542)           (3,755)
                                         ---------------   ---------------   ---------------   -----------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                            29,366           576,999            61,770               1,670            28,655
   Cost of investments sold                       45,447           937,623            69,383               3,082            44,416
                                         ---------------   ---------------   ---------------   -----------------   ---------------

      Realized gains (losses) on fund
         shares                                  (16,081)         (360,624)           (7,613)             (1,412)          (15,761)

Realized gain distributions                            -                 -                 -                   -                 -
                                         ---------------   ---------------   ---------------   -----------------   ---------------

      Net realized gains (losses)                (16,081)         (360,624)           (7,613)             (1,412)          (15,761)

Change in unrealized gains (losses)               46,167         1,421,781            24,208              18,567            79,479
                                         ---------------   ---------------   ---------------   -----------------   ---------------
      Net realized and unrealized gains
         (losses) on investments                  30,086         1,061,157            16,595              17,155            63,718
                                         ---------------   ---------------   ---------------   -----------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                       $        29,114   $     1,006,532   $        18,513   $          16,613   $        59,963
                                         ===============   ===============   ===============   =================   ===============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                          Dreyfus Stock                                                              Federated
                                           Index Fund                  Dreyfus Variable Investment                Insurance Series
                                           Sub-Account                      Fund Sub-Accounts                       Sub-Account
                                         ---------------   ---------------------------------------------------   -----------------
                                                                VIF                VIF              VIF
                                          Dreyfus Stock      Growth and           Money         Small Company     Federated Prime
                                            Index Fund         Income             Market            Stock          Money Fund II
                                         ---------------   ---------------   ---------------   ---------------   -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $        30,801   $         2,975   $        14,919   $            71   $          57,091
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                    (27,641)           (4,566)          (27,374)             (818)           (110,574)
   Administrative expense                         (2,064)             (357)           (2,051)              (60)             (8,201)
                                         ---------------   ---------------   ---------------   ---------------   -----------------

      Net investment income (loss)                 1,096            (1,948)          (14,506)             (807)            (61,684)
                                         ---------------   ---------------   ---------------   ---------------   -----------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                           363,169           104,124         1,698,009             6,126           3,864,738
   Cost of investments sold                      450,049           122,038         1,698,009             5,028           3,864,738
                                         ---------------   ---------------   ---------------   ---------------   -----------------

      Realized gains (losses) on fund
         shares                                  (86,880)          (17,914)                -             1,098                   -

Realized gain distributions                            -                 -                 -                 -                   -
                                         ---------------   ---------------   ---------------   ---------------   -----------------

      Net realized gains (losses)                (86,880)          (17,914)                -             1,098                   -

Change in unrealized gains (losses)              576,619           101,147                 -            21,793                   -
                                         ---------------   ---------------   ---------------   ---------------   -----------------
      Net realized and unrealized gains
         (losses) on investments                 489,739            83,233                 -            22,891                   -
                                         ---------------   ---------------   ---------------   ---------------   -----------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                       $       490,835   $        81,285   $       (14,506)  $        22,084   $         (61,684)
                                         ===============   ===============   ===============   ===============   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------------

                                                          Fidelity Variable Insurance Products Fund Sub-Accounts
                                         -----------------------------------------------------------------------------------------
                                                             VIP Equity-                          VIP High
                                         VIP Contrafund        Income           VIP Growth         Income          VIP Index 500
                                         ---------------   ---------------   ---------------   ---------------   -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $        21,691   $        75,791   $        11,349   $       106,384   $          46,664
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                    (60,489)          (51,436)          (52,610)          (20,211)            (38,871)
   Administrative expense                         (4,645)           (4,101)           (4,104)           (1,685)             (3,007)
                                         ---------------   ---------------   ---------------   ---------------   -----------------

      Net investment income (loss)               (43,443)           20,254           (45,365)           84,488               4,786
                                         ---------------   ---------------   ---------------   ---------------   -----------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                           570,182           685,781           569,495           188,785             480,698
   Cost of investments sold                      693,214           838,121           997,600           237,838             659,701
                                         ---------------   ---------------   ---------------   ---------------   -----------------

      Realized gains (losses) on fund
         shares                                 (123,032)         (152,340)         (428,105)          (49,053)           (179,003)

Realized gain distributions                            -                 -                 -                 -                   -
                                         ---------------   ---------------   ---------------   ---------------   -----------------

      Net realized gains (losses)               (123,032)         (152,340)         (428,105)          (49,053)           (179,003)

Change in unrealized gains (losses)            1,287,296         1,182,332         1,592,790           339,104             889,068
                                         ---------------   ---------------   ---------------   ---------------   -----------------
      Net realized and unrealized gains
          (losses) on investments              1,164,264         1,029,992         1,164,685           290,051             710,065
                                         ---------------   ---------------   ---------------   ---------------   -----------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                       $     1,120,821   $     1,050,246   $     1,119,320   $       374,539   $         714,851
                                         ===============   ===============   ===============   ===============   =================

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------

                                      Fidelity Variable
                                          Insurance
                                        Products Fund
                                         Sub-Accounts     Fidelity Variable Insurance Products Fund (Service Class 2) Sub-Accounts
                                      -----------------   ------------------------------------------------------------------------
                                                             VIP Asset
                                                              Manager         VIP Contrafund       VIP Equity-       VIP Growth
                                                           Growth (Service       (Service       Income (Service       (Service
                                         VIP Overseas         Class 2)           Class 2)           Class 2)          Class 2)
                                      ------------------  ----------------   ----------------   ---------------    ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                             $            4,279  $            585   $          2,977   $        43,202    $           733
Charges from Glenbrook Life and
   Annuity Company:
   Mortality and expense risk                     (6,249)             (329)           (14,613)          (38,339)            (9,598)
   Administrative expense                           (477)              (24)            (1,018)           (2,674)              (689)
                                      ------------------  ----------------   ----------------   ---------------    ---------------

      Net investment income (loss)                (2,447)              232            (12,654)            2,189             (9,554)
                                      ------------------  ----------------   ----------------   ---------------    ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
   shares:
   Proceeds from sales                            95,701             8,314             66,384           424,737            159,439
   Cost of investments sold                      163,635             9,184             66,141           499,405            201,298
                                      ------------------  ----------------   ----------------   ---------------    ---------------

      Realized gains (losses) on fund
         shares                                  (67,934)             (870)               243           (74,668)           (41,859)

Realized gain distributions                            -                 -                  -                 -                  -
                                      ------------------  ----------------   ----------------   ---------------    ---------------

      Net realized gains (losses)                (67,934)             (870)               243           (74,668)           (41,859)

Change in unrealized gains (losses)              238,164             4,826            261,062           766,431            235,669
                                      ------------------  ----------------   ----------------   ---------------    ---------------
      Net realized and unrealized
         gains (losses) on
         investments                             170,230             3,956            261,305           691,763            193,810
                                      ------------------  ----------------   ----------------   ---------------    ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                    $          167,783  $          4,188   $        248,651   $       693,952    $       184,256
                                      ==================  ================   ================   ===============    ===============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Franklin Templeton
                                                 Fidelity Variable Insurance Products                   Variable Insurance
                                                 Fund (Service Class 2) Sub-Accounts               Products Trust Sub-Accounts
                                         ----------------------------------------------------   -----------------------------------
                                             VIP High       VIP Index 500      VIP Overseas                           Franklin
                                         Income (Service       (Service          (Service          Franklin          Technology
                                             Class 2)          Class 2)          Class 2)       Small Cap (a)      Securities (a)
                                         ----------------  ----------------  ----------------  ----------------   ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $        56,120   $        19,727   $           248   $              -   $              -
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                    (13,585)          (21,909)             (561)            (3,520)               (26)
   Administrative expense                           (947)           (1,513)              (40)              (256)                (1)
                                         ---------------   ---------------   ---------------   ----------------   ----------------

      Net investment income (loss)                41,588            (3,695)             (353)            (3,776)               (27)
                                         ---------------   ---------------   ---------------   ----------------   ----------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                           105,612           265,303            10,151             21,225              6,553
   Cost of investments sold                       99,018           325,359            14,080             21,750              7,244
                                         ---------------   ---------------   ---------------   ----------------   ----------------

      Realized gains (losses) on fund
         shares                                    6,594           (60,056)           (3,929)              (525)              (691)

Realized gain distributions                            -                 -                 -                  -                  -
                                         ---------------   ---------------   ---------------   ----------------   ----------------

      Net realized gains (losses)                  6,594           (60,056)           (3,929)              (525)              (691)

Change in unrealized gains (losses)              154,122           416,153            18,064             85,593              1,238
                                         ---------------   ---------------   ---------------   ----------------   ----------------
      Net realized and unrealized gains
         (losses) on investments                 160,716           356,097            14,135             85,068                547
                                         ---------------   ---------------   ---------------   ----------------   ----------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                       $       202,304   $       352,402   $        13,782   $         81,292   $            520
                                         ===============   ===============   ===============   ================   ================

(a) On April 30, 2003, Franklin Technology Securities merged into Franklin Small Cap

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------

                                                    Franklin Templeton Variable Insurance Products Trust Sub-Accounts
                                        -------------------------------------------------------------------------------------------
                                                              Templeton
                                                              Developing         Templeton          Templeton          Templeton
                                         Mutual Shares         Markets            Foreign         Global Income         Growth
                                           Securities         Securities         Securities         Securities        Securities
                                        ----------------   ----------------   ----------------   ---------------   ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $          9,780   $            153   $          3,795   $        39,990   $        13,106
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                    (12,698)              (213)            (2,949)           (7,410)          (12,015)
   Administrative expense                           (946)               (14)              (212)             (535)             (830)
                                        ----------------   ----------------   ----------------   ---------------   ---------------

      Net investment income (loss)                (3,864)               (74)               634            32,045               261
                                        ----------------   ----------------   ----------------   ---------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                            44,004                218             33,183           153,548           108,706
   Cost of investments sold                       44,915                184             43,082           130,567           131,262
                                        ----------------   ----------------   ----------------   ---------------   ---------------

      Realized gains (losses) on fund
         shares                                     (911)                34             (9,899)           22,981           (22,556)

Realized gain distributions                            -                  -                  -                 -                 -
                                        ----------------   ----------------   ----------------   ---------------   ---------------

      Net realized gains (losses)                   (911)                34             (9,899)           22,981           (22,556)

Change in unrealized gains (losses)              218,788              6,575             73,977            46,078           258,675
                                        ----------------   ----------------   ----------------   ---------------   ---------------
      Net realized and unrealized gains
         (losses) on investments                 217,877              6,609             64,078            69,059           236,119
                                        ----------------   ----------------   ----------------   ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $        214,013   $          6,535   $         64,712   $       101,104   $       236,380
                                        ================   ================   ================   ===============   ===============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------

                                                            Goldman Sachs Variable Insurance Trust Sub-Accounts
                                        -------------------------------------------------------------------------------------------
                                                               VIT CORE                                                  VIT
                                          VIT Capital         Small Cap           VIT CORE          VIT Growth      International
                                             Growth             Equity          U.S. Equity         and Income          Equity
                                        ----------------   ----------------   ----------------   ---------------   ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $            189   $            812   $          1,996   $            90   $           688
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                     (1,022)            (4,979)            (3,793)              (99)             (246)
   Administrative expense                            (69)              (341)              (255)               (7)              (16)
                                        ----------------   ----------------   ----------------   ---------------   ---------------

      Net investment income (loss)                  (902)            (4,508)            (2,052)              (16)              426
                                        ----------------   ----------------   ----------------   ---------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                             1,947             48,886             23,610               114             1,644
   Cost of investments sold                        2,685             44,093             29,211               147             2,895
                                        ----------------   ----------------   ----------------   ---------------   ---------------

      Realized gains (losses) on fund
         shares                                     (738)             4,793             (5,601)              (33)           (1,251)

Realized gain distributions                            -             11,964                  -                 -                 -
                                        ----------------   ----------------   ----------------   ---------------   ---------------

      Net realized gains (losses)                   (738)            16,757             (5,601)              (33)           (1,251)

Change in unrealized gains (losses)               15,551            118,195             72,826             1,444             5,976
                                        ----------------   ----------------   ----------------   ---------------   ---------------
      Net realized and unrealized gains
         (losses) on investments                  14,813            134,952             67,225             1,411             4,725
                                        ----------------   ----------------   ----------------   ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $         13,911   $        130,444   $         65,173   $         1,395   $         5,151
                                        ================   ================   ================   ===============   ===============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------------------------

                                         Goldman Sachs
                                            Variable                                                               MFS Variable
                                        Insurance Trust                                                           Insurance Trust
                                          Sub-Accounts             LSA Variable Series Trust Sub-Accounts          Sub-Accounts
                                        ---------------   -----------------------------------------------------   ---------------
                                          VIT Mid Cap       LSA Capital      LSA Diversified       LSA Equity      MFS Emerging
                                             Value           Growth (b)        Mid Cap (c)         Growth (d)         Growth
                                        ---------------   ---------------   -----------------   ---------------   ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $            59   $           325   $               -   $             -   $             -
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                       (82)           (1,509)                 (2)             (812)          (28,395)
   Administrative expense                            (7)             (111)                  -               (58)           (2,219)
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Net investment income (loss)                  (30)           (1,295)                 (2)             (870)          (30,614)
                                        ---------------   ---------------   -----------------   ---------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                               92             3,366                   1             8,452           392,962
   Cost of investments sold                          86             3,302                   1             9,419           781,296
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Realized gains (losses) on fund
         shares                                       6                64                   -              (967)         (388,334)

Realized gain distributions                          77                 -                   -                 -                 -
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Net realized gains (losses)                    83                64                   -              (967)         (388,334)

Change in unrealized gains (losses)               1,537            25,163                  52            12,880           974,173
                                        ---------------   ---------------   -----------------   ---------------   ---------------
      Net realized and unrealized gains
         (losses) on investments                  1,620            25,227                  52            11,913           585,839
                                        ---------------   ---------------   -----------------   ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $         1,590   $        23,932   $              50   $        11,043   $       555,225
                                        ===============   ===============   =================   ===============   ===============

(b) Previously known as LSA Growth Equity

(c) For period beginning May 1, 2003 and ended December 31, 2003

(d) Previously known as LSA Focused Equity

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   MFS Variable
                                                                                                                  Insurance Trust
                                                                                                                  (Service Class)
                                                   MFS Variable Insurance Trust Sub-Accounts                       Sub-Accounts
                                        -----------------------------------------------------------------------   ---------------
                                                                                                                    MFS Emerging
                                          MFS Investors        MFS New                                            Growth (Service
                                              Trust           Discovery       MFS Research        MFS Utilities       Class)
                                        ---------------   ---------------   -----------------   ---------------   ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $         4,558   $             -   $           9,613   $           297   $             -
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                    (8,710)           (4,937)            (19,443)             (196)           (8,412)
   Administrative expense                          (685)             (378)             (1,430)              (14)             (566)
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Net investment income (loss)               (4,837)           (5,315)            (11,260)               87            (8,978)
                                        ---------------   ---------------   -----------------   ---------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                          158,226            16,560             148,849             5,355            59,114
   Cost of investments sold                     201,348            18,650             240,722             6,558            71,259
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Realized gains (losses) on fund
         shares                                 (43,122)           (2,090)            (91,873)           (1,203)          (12,145)

Realized gain distributions                           -                 -                   -                 -                 -
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Net realized gains (losses)               (43,122)           (2,090)            (91,873)           (1,203)          (12,145)

Change in unrealized gains (losses)             175,092           116,091             402,844             4,686           159,443
                                        ---------------   ---------------   -----------------   ---------------   ---------------
      Net realized and unrealized gains
         (losses) on investments                131,970           114,001             310,971             3,483           147,298
                                        ---------------   ---------------   -----------------   ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $       127,133   $       108,686   $         299,711   $         3,570   $       138,320
                                        ===============   ===============   =================   ===============   ===============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                    Neuberger &
                                                                                                                  Berman Advisers
                                                                                                                    Management
                                                                                                                      Trust
                                                MFS Variable Insurance Trust (Service Class) Sub-Accounts          Sub-Accounts
                                        -----------------------------------------------------------------------   ---------------
                                                                MFS
                                         MFS Investors     New Discovery      MFS Research       MFS Utilities
                                        Trust (Service       (Service           (Service           (Service            AMT
                                            Class)            Class)             Class)             Class)           Guardian
                                        ---------------   ---------------   -----------------   ---------------   ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $         3,204   $             -   $           1,395   $        11,028   $            56
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                   (10,051)          (12,256)             (4,964)           (7,124)              (97)
   Administrative expense                          (690)             (844)               (348)             (513)               (7)
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Net investment income (loss)               (7,537)          (13,100)             (3,917)            3,391               (48)
                                        ---------------   ---------------   -----------------   ---------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                           56,900            54,891              31,192            91,401             1,300
   Cost of investments sold                      63,828            58,935              37,982           103,516             1,700
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Realized gains (losses) on fund
         shares                                  (6,928)           (4,044)             (6,790)          (12,115)             (400)

Realized gain distributions                           -                 -                   -                 -                 -
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Net realized gains (losses)                (6,928)           (4,044)             (6,790)          (12,115)             (400)

Change in unrealized gains (losses)             143,279           251,786              81,951           158,595             2,150
                                        ---------------   ---------------   -----------------   ---------------   ---------------
      Net realized and unrealized gains
         (losses) on investments                136,351           247,742              75,161           146,480             1,750
                                        ---------------   ---------------   -----------------   ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $       128,814   $       234,642   $          71,244   $       149,871   $         1,702
                                        ===============   ===============   =================   ===============   ===============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------------------------

                                           Neuberger & Berman Advisers
                                          Management Trust Sub-Accounts        Oppenheimer Variable Account Funds Sub-Accounts
                                        ---------------------------------   -----------------------------------------------------
                                              AMT                              Oppenheimer        Oppenheimer
                                            Mid-Cap            AMT             Aggressive           Capital           Global
                                            Growth           Partners            Growth           Appreciation      Securities
                                        ---------------   ---------------   -----------------   ---------------   ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $             -   $             -   $               -   $        22,020   $        21,090
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                      (307)           (1,663)            (28,450)          (77,460)          (35,068)
   Administrative expense                           (21)             (112)             (2,100)           (5,770)           (2,724)
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Net investment income (loss)                 (328)           (1,775)            (30,550)          (61,210)          (16,702)
                                        ---------------   ---------------   -----------------   ---------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                              349            15,019             362,595           753,793           543,195
   Cost of investments sold                         641            18,952             587,846           968,318           703,237
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Realized gains (losses) on fund
         shares                                    (292)           (3,933)           (225,251)         (214,525)         (160,042)

Realized gain distributions                           -                 -                   -                 -                 -
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Net realized gains (losses)                  (292)           (3,933)           (225,251)         (214,525)         (160,042)

Change in unrealized gains (losses)               5,735            37,827             694,778         1,776,703         1,146,521
                                        ---------------   ---------------   -----------------   ---------------   ---------------
      Net realized and unrealized gains
         (losses) on investments                  5,443            33,894             469,527         1,562,178           986,479
                                        ---------------   ---------------   -----------------   ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $         5,115   $        32,119   $         438,977   $     1,500,968   $       969,777
                                        ===============   ===============   =================   ===============   ===============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                         Putnam Variable
                                          Oppenheimer Variable Account Funds Sub-Accounts               Trust Sub-Accounts
                                        -----------------------------------------------------   ---------------------------------
                                                           Oppenheimer         Oppenheimer
                                          Oppenheimer        Multiple           Strategic        VT Discovery     VT Diversified
                                        Main Street (e)     Strategies            Bond            Growth (f)          Income
                                        ---------------   ---------------   -----------------   ---------------   ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $        71,189   $       148,965   $         340,292   $             -   $       100,947
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                   (97,591)          (69,962)            (76,847)          (10,186)          (16,526)
   Administrative expense                        (7,453)           (5,201)             (5,730)             (726)           (1,141)
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Net investment income (loss)              (33,855)           73,802             257,715           (10,912)           83,280
                                        ---------------   ---------------   -----------------   ---------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                          955,958           812,970           1,384,647            63,340           328,116
   Cost of investments sold                   1,186,090           846,528           1,335,509            74,751           315,064
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Realized gains (losses) on fund
         shares                                (230,132)          (33,558)             49,138           (11,411)           13,052

Realized gain distributions                           -                 -                   -                 -                 -
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Net realized gains (losses)              (230,132)          (33,558)             49,138           (11,411)           13,052

Change in unrealized gains (losses)           1,965,046         1,065,726             551,897           215,230            93,215
                                        ---------------   ---------------   -----------------   ---------------   ---------------
      Net realized and unrealized gains
         (losses) on investments              1,734,914         1,032,168             601,035           203,819           106,267
                                        ---------------   ---------------   -----------------   ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $     1,701,059   $     1,105,970   $         858,750   $       192,907   $       189,547
                                        ===============   ===============   =================   ===============   ===============

(e) Previously known as Oppenheimer Main Street Growth & Income

(f) Previously known as VT Voyager II


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------------------------

                                                                   Putnam Variable Trust Sub-Accounts
                                        ----------------------------------------------------------------------------------------
                                           VT Growth         VT Growth          VT Health       VT International        VT
                                           and Income      Opportunities        Sciences           Equity (g)        New Value
                                        ---------------   ---------------   -----------------   ---------------   ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $         8,618   $             -   $           3,487   $            80   $         6,535
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                    (6,693)           (1,960)             (9,025)             (130)           (7,919)
   Administrative expense                          (488)             (130)               (640)               (3)             (563)
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Net investment income (loss)                1,437            (2,090)             (6,178)              (53)           (1,947)
                                        ---------------   ---------------   -----------------   ---------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                           49,022             5,489              69,446             1,148            75,382
   Cost of investments sold                      57,442             5,813              79,548             1,104            74,242
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Realized gains (losses) on fund
         shares                                  (8,420)             (324)            (10,102)               44             1,140

Realized gain distributions                           -                 -                   -                 -                 -
                                        ---------------   ---------------   -----------------   ---------------   ---------------

      Net realized gains (losses)                (8,420)             (324)            (10,102)               44             1,140

Change in unrealized gains (losses)             122,302            27,736             115,107             2,390           166,422
                                        ---------------   ---------------   -----------------   ---------------   ---------------
      Net realized and unrealized gains
         (losses) on investments                113,882            27,412             105,005             2,434           167,562
                                        ---------------   ---------------   -----------------   ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $       115,319   $        25,322   $          98,827   $         2,381   $       165,615
                                        ===============   ===============   =================   ===============   ===============

(g) Previously known as VT International Growth


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------------------------

                                        Putnam Variable
                                             Trust
                                          Sub-Accounts                   STI Classic Variable Trust Sub-Accounts
                                        ---------------   -----------------------------------------------------------------------
                                              VT            STI Capital        STI Growth     STI International   STI Investment
                                           Research        Appreciation         & Income            Equity          Grade Bond
                                        ---------------   ---------------   ---------------   -----------------   ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $           185   $             -   $        20,503   $           2,408   $       202,359
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                      (976)          (52,478)          (32,504)             (4,019)          (77,238)
   Administrative expense                           (37)           (3,801)           (2,449)               (308)           (5,538)
                                        ---------------   ---------------   ---------------   -----------------   ---------------

      Net investment income (loss)                 (828)          (56,279)          (14,450)             (1,919)          119,583
                                        ---------------   ---------------   ---------------   -----------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                           22,318           429,582           303,951              73,884         2,011,865
   Cost of investments sold                      22,771           496,565           363,874              92,679         1,970,844
                                        ---------------   ---------------   ---------------   -----------------   ---------------

      Realized gains (losses) on fund
         shares                                    (453)          (66,983)          (59,923)            (18,795)           41,021

Realized gain distributions                           -                 -                 -                   -                 -
                                        ---------------   ---------------   ---------------   -----------------   ---------------

      Net realized gains (losses)                  (453)          (66,983)          (59,923)            (18,795)           41,021

Change in unrealized gains (losses)              15,774           721,897           630,152             119,585           (58,662)
                                        ---------------   ---------------   ---------------   -----------------   ---------------
      Net realized and unrealized gains
         (losses) on investments                 15,321           654,914           570,229             100,790           (17,641)
                                        ---------------   ---------------   ---------------   -----------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $        14,493   $       598,635   $       555,779   $          98,871   $       101,942
                                        ===============   ===============   ===============   =================   ===============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                   The Universal Institutional
                                               STI Classic Variable Trust Sub-Accounts              Funds, Inc. Sub-Accounts
                                        -----------------------------------------------------   ---------------------------------
                                                                                 STI Value        Van Kampen        Van Kampen
                                          STI Mid-Cap       STI Small Cap         Income          UIF Equity         UIF Fixed
                                             Equity         Value Equity          Stock             Growth            Income
                                        ---------------   -----------------   ---------------   ---------------   ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $         8,888   $          18,397   $        29,142   $             -   $         1,109
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                   (19,939)            (43,355)          (25,855)           (2,146)          (25,091)
   Administrative expense                        (1,416)             (3,240)           (1,893)             (151)           (1,820)
                                        ---------------   -----------------   ---------------   ---------------   ---------------

      Net investment income (loss)              (12,467)            (28,198)            1,394            (2,297)          (25,802)
                                        ---------------   -----------------   ---------------   ---------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                          228,466             421,290           192,146            14,721           112,283
   Cost of investments sold                     281,961             395,573           220,490            20,680           111,289
                                        ---------------   -----------------   ---------------   ---------------   ---------------

      Realized gains (losses) on fund
         shares                                 (53,495)             25,717           (28,344)           (5,959)              994

Realized gain distributions                           -                   -                 -                 -            14,051
                                        ---------------   -----------------   ---------------   ---------------   ---------------

      Net realized gains (losses)               (53,495)             25,717           (28,344)           (5,959)           15,045

Change in unrealized gains (losses)             429,797           1,074,530           408,274            39,973            66,512
                                        ---------------   -----------------   ---------------   ---------------   ---------------
      Net realized and unrealized gains
         (losses) on investments                376,302           1,100,247           379,930            34,014            81,557
                                        ---------------   -----------------   ---------------   ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $       363,835   $       1,072,049   $       381,324   $        31,717   $        55,755
                                        ===============   =================   ===============   ===============   ===============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------

                                                   The Universal Institutional Funds, Inc. Sub-Accounts
                                         -----------------------------------------------------------------------
                                            Van Kampen         Van Kampen        Van Kampen
                                         UIF Global Value      UIF Mid Cap        UIF U.S.          Van Kampen
                                              Equity            Value (h)        Real Estate        UIF Value
                                         -----------------   ---------------   ---------------   ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $               -   $             -   $             -   $             -
Charges from Glenbrook Life and Annuity
   Company:
   Mortality and expense risk                         (446)           (7,417)           (1,246)           (3,268)
   Administrative expense                              (35)             (551)              (90)             (224)
                                         -----------------   ---------------   ---------------   ---------------

      Net investment income (loss)                    (481)           (7,968)           (1,336)           (3,492)
                                         -----------------   ---------------   ---------------   ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
   Proceeds from sales                              10,459            64,494            21,403            12,761
   Cost of investments sold                         14,035            76,883            19,007            13,650
                                         -----------------   ---------------   ---------------   ---------------

      Realized gains (losses) on fund
         shares                                     (3,576)          (12,389)            2,396              (889)

Realized gain distributions                              -                 -                 -                 -
                                         -----------------   ---------------   ---------------   ---------------

      Net realized gains (losses)                   (3,576)          (12,389)            2,396              (889)

Change in unrealized gains (losses)                 11,314           210,224            29,837            69,889
                                         -----------------   ---------------   ---------------   ---------------
      Net realized and unrealized gains
         (losses) on investments                     7,738           197,835            32,233            69,000
                                         -----------------   ---------------   ---------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                       $           7,257   $       189,867   $        30,897   $        65,508
                                         =================   ===============   ===============   ===============

(h) Previously known as Van Kampen UIF Mid Cap Core


See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                  AIM Variable Insurance Funds Sub-Accounts
                                        ------------------------------------------------------------------------------------------
                                                AIM V. I.
                                             Aggressive Growth             AIM V. I. Balanced      AIM V. I. Capital Appreciation
                                        --------------------------   ---------------------------   -------------------------------
                                            2003           2002           2003           2002           2003            2002
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)            $    (1,053)  $     (1,093)  $     19,390   $     43,864   $      (50,560)  $      (61,684)
Net realized gains (losses)                  (4,493)        (3,411)      (136,959)      (268,000)        (404,008)        (692,067)
Change in unrealized gains (losses)          19,556        (18,724)       652,489       (628,541)       1,303,393         (541,646)
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from operations                            14,010        (23,228)       534,920       (852,677)         848,825       (1,295,397)
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                          -         91,264        100,724        312,761           39,346          139,207
Benefit payments                                  -              -        (45,606)       (78,455)         (31,693)         (16,753)
Payments on termination                     (10,197)       (32,972)      (312,990)      (393,950)        (215,528)        (345,275)
Contract maintenance charge                     (15)           (13)        (2,267)        (2,178)          (2,938)          (3,428)
Transfers among the sub-accounts
  and with the Fixed Account - net           (2,467)         8,961         43,021        435,105          (89,341)        (278,043)
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from contract transactions                (12,679)        67,240       (217,118)       273,283         (300,154)        (504,292)
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS             1,331         44,012        317,802       (579,394)         548,671       (1,799,689)

NET ASSETS AT BEGINNING OF PERIOD            73,423         29,411      3,776,416      4,355,810        3,312,701        5,112,390
                                        -----------   ------------   ------------   ------------   --------------   --------------
NET ASSETS AT END OF PERIOD             $    74,754   $     73,423   $  4,094,218   $  3,776,416   $    3,861,372   $    3,312,701
                                        ===========   ============   ============   ============   ==============   ==============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                11,008          3,419        475,162        440,039          465,404          529,933
    Units issued                                470         11,863         48,042        200,177           41,111           64,778
    Units redeemed                           (2,329)        (4,274)       (71,906)      (165,054)         (73,525)        (129,307)
                                        -----------   ------------   ------------   ------------   --------------   --------------
  Units outstanding at end of period          9,149         11,008        451,298        475,162          432,990          465,404
                                        ===========   ============   ============   ============   ==============   ==============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                              AIM Variable Insurance Funds Sub-Accounts
                                        ------------------------------------------------------------------------------------------
                                                                           AIM V. I. Dent
                                           AIM V. I. Core Equity            Demographics              AIM V. I. Diversified Income
                                        --------------------------   ---------------------------   -------------------------------
                                           2003           2002           2003           2002           2003            2002
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)            $   (12,281)  $    (37,674)  $       (105)  $       (127)  $       62,223   $       80,376
Net realized gains (losses)                (185,698)      (371,135)          (279)          (467)          (6,662)          (7,426)
Change in unrealized gains (losses)         754,960       (213,825)         2,211         (2,350)          37,084          (38,755)
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from operations                           556,981       (622,634)         1,827         (2,944)          92,645           34,195
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                      7,628         80,426              -              -           11,972          839,850
Benefit payments                             (2,074)       (71,171)             -              -                -           (5,988)
Payments on termination                    (168,122)      (323,811)        (1,011)        (2,011)         (39,765)          (8,770)
Contract maintenance charge                  (1,877)        (2,247)             -             (4)            (115)            (104)
Transfers among the sub-accounts
  and with the Fixed Account - net          (98,026)      (243,686)           (85)         1,843           57,844          121,899
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from contract transactions               (262,471)      (560,489)        (1,096)          (172)          29,936          946,887
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS           294,510     (1,183,123)           731         (3,116)         122,581          981,082

NET ASSETS AT BEGINNING OF PERIOD         2,707,614      3,890,737          5,706          8,822        1,156,395          175,313
                                        -----------   ------------   ------------   ------------   --------------   --------------
NET ASSETS AT END OF PERIOD             $ 3,002,124   $  2,707,614   $      6,437   $      5,706   $    1,278,976   $    1,156,395
                                        ===========   ============   ============   ============   ==============   ==============

UNITS OUTSTANDING
   Units outstanding at beginning
     of period                              370,015        439,775          1,014          1,044          113,411           17,546
     Units issued                            14,388         47,661              2            389            9,483          104,441
     Units redeemed                         (47,138)      (117,421)          (170)          (419)          (6,652)          (8,576)
                                        -----------   ------------   ------------   ------------   --------------   --------------
   Units outstanding at end of period       337,265        370,015            846          1,014          116,242          113,411
                                        ===========   ============   ============   ============   ==============   ==============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                  AIM Variable Insurance Funds Sub-Accounts
                                        ------------------------------------------------------------------------------------------
                                        AIM V. I. Global Utilities   AIM V. I. Government Securities        AIM V. I. Growth
                                        --------------------------   -------------------------------   ---------------------------
                                           2003           2002           2003              2002            2003           2002
                                        -----------   ------------   --------------   --------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)            $       401   $        293   $        7,782   $        6,466   $    (31,429)  $    (37,925)
Net realized gains (losses)                    (240)          (223)           5,224           19,019       (397,453)      (534,349)
Change in unrealized gains (losses)           2,434         (5,453)         (15,245)          13,712        972,327       (465,035)
                                        -----------   ------------   --------------   --------------   ------------   ------------
Increase (decrease) in net assets
  from operations                             2,595         (5,383)          (2,239)          39,197        543,445     (1,037,309)
                                        -----------   ------------   --------------   --------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                          -              -                -            7,069         20,524         44,242
Benefit payments                                  -              -                -          (10,855)       (18,344)       (42,729)
Payments on termination                           -              -          (96,344)         (74,454)      (180,789)      (226,163)
Contract maintenance charge                     (10)           (11)            (206)            (175)        (2,078)        (2,411)
Transfers among the sub-accounts
  and with the Fixed Account - net                -              -          118,211          379,602         32,343        (61,538)
                                        -----------   ------------   --------------   --------------   ------------   ------------
Increase (decrease) in net assets
  from contract transactions                    (10)           (11)          21,661          301,187       (148,344)      (288,599)
                                        -----------   ------------   --------------   --------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS             2,585         (5,394)          19,422          340,384        395,101     (1,325,908)

NET ASSETS AT BEGINNING OF PERIOD            14,890         20,284          755,694          415,310      1,981,063      3,306,971
                                        -----------   ------------   --------------   --------------   ------------   ------------
NET ASSETS AT END OF PERIOD             $    17,475   $     14,890   $      775,116   $      755,694   $  2,376,164   $  1,981,063
                                        ===========   ============   ==============   ==============   ============   ============

UNITS OUTSTANDING
   Units outstanding at beginning
     of period                                1,981          1,983           62,015           36,218        402,857        457,834
     Units issued                                 -              -           14,937           79,640         36,463        213,937
     Units redeemed                              (1)            (2)         (13,172)         (53,843)       (64,121)      (268,914)
                                        -----------   ------------   --------------   --------------   ------------   ------------
   Units outstanding at end of period         1,980          1,981           63,780           62,015        375,199        402,857
                                        ===========   ============   ==============   ==============   ============   ============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                 AIM Variable Insurance Funds Sub-Accounts
                                        ------------------------------------------------------------------------------------------
                                           AIM V. I. High Yield      AIM V. I. International Growth     AIM V. I. Premier Equity
                                        --------------------------   -------------------------------   ---------------------------
                                            2003          2002            2003             2002            2003           2002
                                        -----------   ------------   --------------   --------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)            $    38,175   $     (8,091)  $         (972)  $       (1,122)  $    (54,625)  $    (68,850)
Net realized gains (losses)                  (7,629)       (67,593)         (16,081)          (9,776)      (360,624)      (983,907)
Change in unrealized gains (losses)         107,166         27,100           46,167          (13,701)     1,421,781     (1,372,229)
                                        -----------   ------------   --------------   --------------   ------------   ------------
Increase (decrease) in net assets
  from operations                           137,712        (48,584)          29,114          (24,599)     1,006,532     (2,424,986)
                                        -----------   ------------   --------------   --------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                      6,530         28,975                -                -         26,829        246,702
Benefit payments                            (10,483)       (10,767)          (5,454)               -        (49,826)      (142,962)
Payments on termination                     (22,799)       (65,665)         (14,006)          (6,420)      (297,198)      (472,515)
Contract maintenance charge                    (309)          (247)            (153)            (168)        (3,431)        (3,910)
Transfers among the sub-accounts
  and with the Fixed Account - net           81,331         35,214            7,839           (8,702)        38,201       (368,038)
                                        -----------   ------------   --------------   --------------   ------------   ------------
Increase (decrease) in net assets
  from contract transactions                 54,270        (12,490)         (11,774)         (15,290)      (285,425)      (740,723)
                                        -----------   ------------   --------------   --------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS           191,982        (61,074)          17,340          (39,889)       721,107     (3,165,709)

NET ASSETS AT BEGINNING OF PERIOD           509,822        570,896          108,860          148,749      4,605,948      7,771,657
                                        -----------   ------------   --------------   --------------   ------------   ------------
NET ASSETS AT END OF PERIOD             $   701,804   $    509,822   $      126,200   $      108,860   $  5,327,055   $  4,605,948
                                        ===========   ============   ==============   ==============   ============   ============

UNITS OUTSTANDING
   Units outstanding at beginning
     of period                               63,528         67,184           14,463           16,893        667,834        757,407
     Units issued                            11,240         27,337            1,941              944         45,029        142,446
     Units redeemed                          (5,825)       (30,993)          (3,311)          (3,374)       (83,256)      (232,019)
                                        -----------   ------------   --------------   --------------   ------------   ------------
   Units outstanding at end of period        68,943         63,528           13,093           14,463        629,607        667,834
                                        ===========   ============   ==============   ==============   ============   ============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                    Dreyfus Socially Responsible
                                        American Century Variable Portfolios, Inc. Sub-Accounts     Growth Fund, Inc. Sub-Account
                                        --------------------------------------------------------   -------------------------------
                                             American Century                American Century             Dreyfus Socially
                                               VP Balanced                   VP International          Responsible Growth Fund
                                        --------------------------   ---------------------------   -------------------------------
                                           2003           2002           2003           2002           2003              2002
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)            $     1,918   $      1,657   $       (542)  $       (589)  $       (3,755)  $       (3,591)
Net realized gains (losses)                  (7,613)       (13,341)        (1,412)       (30,146)         (15,761)         (21,404)
Change in unrealized gains (losses)          24,208         (6,718)        18,567          5,906           79,479          (83,671)
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from operations                            18,513        (18,402)        16,613        (24,829)          59,963         (108,666)
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                          -              -             88             80           16,200          117,534
Benefit payments                                  -              -              -              -                -           (4,709)
Payments on termination                     (34,798)        (6,378)          (554)        (9,095)         (16,096)         (21,589)
Contract maintenance charge                     (46)           (73)           (11)           (12)            (107)            (108)
Transfers among the sub-accounts
  and with the Fixed Account - net          (12,661)        (3,573)             5        (20,206)             330           13,308
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from contract transactions                (47,505)       (10,024)          (472)       (29,233)             327          104,436
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS           (28,992)       (28,426)        16,141        (54,062)          60,290           (4,230)

NET ASSETS AT BEGINNING OF PERIOD           113,635        142,061         73,452        127,514          259,414          263,644
                                        -----------   ------------   ------------   ------------   --------------   --------------
NET ASSETS AT END OF PERIOD             $    84,643   $    113,635   $     89,593   $     73,452   $      319,704   $      259,414
                                        ===========   ============   ============   ============   ==============   ==============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                10,622         11,837          8,619         11,744           39,461           25,858
    Units issued                              1,233          3,418             10              8            5,930           18,101
    Units redeemed                           (5,142)        (4,633)           (63)        (3,133)          (6,023)          (4,498)
                                        -----------   ------------   ------------   ------------   --------------   --------------
  Units outstanding at end of period          6,713         10,622          8,566          8,619           39,368           39,461
                                        ===========   ============   ============   ============   ==============   ==============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                        Dreyfus Stock Index Fund
                                               Sub-Account                    Dreyfus Variable Investment Fund Sub-Accounts
                                        --------------------------   -------------------------------------------------------------
                                         Dreyfus Stock Index Fund       VIF Growth and Income            VIF Money Market
                                        --------------------------   ---------------------------   -------------------------------
                                           2003           2002           2003           2002            2003             2002
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)            $     1,096   $       (561)  $     (1,948)  $     (3,168)  $      (14,506)  $       (3,834)
Net realized gains (losses)                 (86,880)      (151,502)       (17,914)       (28,299)               -                -
Change in unrealized gains (losses)         576,619       (427,992)       101,147       (102,279)               -                -
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from operations                           490,835       (580,055)        81,285       (133,746)         (14,506)          (3,834)
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                     30,166        549,863         31,377         32,285           81,397          384,209
Benefit payments                            (18,469)       (35,468)        (7,837)             -          (28,102)               -
Payments on termination                    (162,038)      (163,477)       (31,350)       (55,228)      (1,133,104)        (715,901)
Contract maintenance charge                  (1,520)        (1,303)          (322)          (276)            (923)            (620)
Transfers among the sub-accounts
  and with the Fixed Account - net           83,095        140,640        (15,044)          (887)          13,925        1,376,010
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from contract transactions                (68,766)       490,255        (23,176)       (24,106)      (1,066,807)       1,043,698
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS           422,069        (89,800)        58,109       (157,852)      (1,081,313)       1,039,864

NET ASSETS AT BEGINNING OF PERIOD         1,907,269      1,997,069        340,359        498,211        2,651,775        1,611,911
                                        -----------   ------------   ------------   ------------   --------------   --------------
NET ASSETS AT END OF PERIOD             $ 2,329,338   $  1,907,269   $    398,468   $    340,359   $    1,570,462   $    2,651,775
                                        ===========   ============   ============   ============   ==============   ==============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                               248,777        185,002         42,476         45,351          241,851          146,458
    Units issued                             41,540        130,448         13,726          9,200           57,939          402,706
    Units redeemed                          (46,544)       (66,673)       (15,601)       (12,075)        (150,838)        (307,313)
                                        -----------   ------------   ------------   ------------   --------------   --------------
  Units outstanding at end of period        243,773        248,777         40,601         42,476          148,952          241,851
                                        ===========   ============   ============   ============   ==============   ==============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                        Dreyfus Variable Investment     Federated Insurance Series     Fidelity Variable Insurance
                                             Fund Sub-Accounts                 Sub-Account                Products Sub-Accounts
                                        ----------------------------   -----------------------------   ---------------------------
                                          VIF Small Company Stock      Federated Prime Money Fund II         VIP Contrafund
                                        ----------------------------   -----------------------------   ---------------------------
                                            2003           2002            2003            2002            2003           2002
                                        ------------   -------------   ------------   --------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)            $       (807)  $        (705)  $    (61,684)  $       (6,326)  $    (43,443)  $    (26,817)
Net realized gains (losses)                    1,098             204              -                -       (123,032)      (306,695)
Change in unrealized gains (losses)           21,793         (12,677)             -                -      1,287,296       (241,604)
                                        ------------   -------------   ------------   --------------   ------------   ------------
Increase (decrease) in net assets
  from operations                             22,084         (13,178)       (61,684)          (6,326)     1,120,821       (575,116)
                                        ------------   -------------   ------------   --------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                           -               -          5,104          384,654         18,089         30,959
Benefit payments                                   -               -       (506,828)        (112,487)       (54,442)       (58,109)
Payments on termination                       (5,207)         (5,393)    (1,423,483)      (1,579,817)      (260,832)      (397,857)
Contract maintenance charge                      (55)            (61)        (2,521)          (1,936)        (3,190)        (3,506)
Transfers among the sub-accounts
  and with the Fixed Account - net             6,358              (1)       402,446        4,632,706        139,526       (275,848)
                                        ------------   -------------   ------------   --------------   ------------   ------------
Increase (decrease) in net assets
  from contract transactions                   1,096          (5,455)    (1,525,282)       3,323,120       (160,849)      (704,361)
                                        ------------   -------------   ------------   --------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS             23,180         (18,633)    (1,586,966)       3,316,794        959,972     (1,279,477)

NET ASSETS AT BEGINNING OF PERIOD             46,469          65,102      8,524,285        5,207,491      4,420,650      5,700,127
                                        ------------   -------------   ------------   --------------   ------------   ------------
NET ASSETS AT END OF PERIOD             $     69,649   $      46,469   $  6,937,319   $    8,524,285   $  5,380,622   $  4,420,650
                                        ============   =============   ============   ==============   ============   ============
UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                  4,953           5,483        813,509          493,659        451,303        519,828
    Units issued                                 739               -        362,504        1,281,184         37,399         51,754
    Units redeemed                              (403)           (530)      (509,886)        (961,334)       (53,536)      (120,279)
                                        ------------   -------------   ------------   --------------   ------------   ------------
  Units outstanding at end of
    period                                     5,289           4,953        666,127          813,509        435,166        451,303
                                        ============   =============   ============   ==============   ============   ============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                         Fidelity Variable Insurance Products Fund Sub-Accounts
                                        ------------------------------------------------------------------------------------------
                                             VIP Equity-Income                 VIP Growth                   VIP High Income
                                        ----------------------------   -----------------------------   ---------------------------
                                            2003           2002            2003           2002             2003           2002
                                        ------------   -------------   ------------   --------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)            $     20,254   $      21,100   $    (45,365)  $      (58,688)  $     84,488   $    126,576
Net realized gains (losses)                 (152,340)       (181,585)      (428,105)      (1,035,530)       (49,053)      (212,196)
Change in unrealized gains (losses)        1,182,332        (870,307)     1,592,790         (989,777)       339,104        106,485
                                        ------------   -------------   ------------   --------------   ------------   ------------
Increase (decrease) in net assets
  from operations                          1,050,246      (1,030,792)     1,119,320       (2,083,995)       374,539         20,865
                                        ------------   -------------   ------------   --------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                       9,552         241,258         13,679           72,162          6,875         68,012
Benefit payments                             (34,103)        (45,350)       (52,025)         (24,449)       (14,002)        (3,969)
Payments on termination                     (348,078)       (321,319)      (270,322)        (405,947)       (86,234)      (145,618)
Contract maintenance charge                   (2,257)         (2,423)        (3,247)          (3,799)          (686)          (530)
Transfers among the sub-accounts
  and with the Fixed Account - net           102,816        (210,502)       (74,192)        (591,016)       455,584        (61,639)
                                        ------------   -------------   ------------   --------------   ------------   ------------
Increase (decrease) in net assets
  from contract transactions                (272,070)       (338,336)      (386,107)        (953,049)       361,537       (143,744)
                                        ------------   -------------   ------------   --------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS            778,176      (1,369,128)       733,213       (3,037,044)       736,076       (122,879)

NET ASSETS AT BEGINNING OF PERIOD          3,956,990       5,326,118      3,882,860        6,919,904      1,284,294      1,407,173
                                        ------------   -------------   ------------   --------------   ------------   ------------
NET ASSETS AT END OF PERIOD             $  4,735,166   $   3,956,990   $  4,616,073   $    3,882,860   $  2,020,370   $  1,284,294
                                        ============   =============   ============   ==============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                438,888         482,054        543,411          661,859        169,789        190,110
    Units issued                              41,223          92,022         21,277           56,673         64,291         44,484
    Units redeemed                           (71,397)       (135,188)       (70,795)        (175,121)       (21,649)       (64,805)
                                        ------------   -------------   ------------   --------------   ------------   ------------
  Units outstanding at end of period         408,714         438,888        493,893          543,411        212,431        169,789
                                        ============   =============   ============   ==============   ============   ============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                          Fidelity Variable
                                                                                                       Insurance Products Fund
                                         Fidelity Variable Insurance Products Fund Sub-Accounts     (Service Class 2) Sub-Accounts
                                        --------------------------------------------------------   -------------------------------
                                                                                                      VIP Asset Manager Growth
                                               VIP Index 500                   VIP Overseas              (Service Class 2)
                                        --------------------------   ---------------------------   -------------------------------
                                            2003          2002           2003           2002            2003            2002
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)            $     4,786   $        302   $     (2,447)  $     (3,423)  $          232   $           60
Net realized gains (losses)                (179,003)      (231,413)       (67,934)      (115,905)            (870)          (2,187)
Change in unrealized gains (losses)         889,068       (702,023)       238,164        (36,852)           4,826           (2,596)
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from operations                           714,851       (933,134)       167,783       (156,180)           4,188           (4,723)
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                     29,821        131,764          1,036         47,777                -           22,567
Benefit payments                            (53,373)      (249,272)       (10,630)             -                -                -
Payments on termination                    (217,452)      (200,181)       (42,870)       (31,450)          (6,168)          (8,071)
Contract maintenance charge                  (1,568)        (1,789)          (357)          (440)             (10)              (8)
Transfers among the sub-accounts
  and with the Fixed Account - net          (43,416)       (37,257)       (29,217)      (120,684)          12,010           (4,372)
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from contract transactions               (285,988)      (356,735)       (82,038)      (104,797)           5,832           10,116
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS           428,863     (1,289,869)        85,745       (260,977)          10,020            5,393

NET ASSETS AT BEGINNING OF PERIOD         2,912,087      4,201,956        487,584        748,561           21,117           15,724
                                        -----------   ------------   ------------   ------------   --------------   --------------
NET ASSETS AT END OF PERIOD             $ 3,340,950   $  2,912,087   $    573,329   $    487,584   $       31,137   $       21,117
                                        ===========   ============   ============   ============   ==============   ==============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                               482,186        532,748         94,862        114,724            2,682            1,656
    Units issued                             27,823         70,629          1,435         14,328            1,360            3,096
    Units redeemed                          (72,664)      (121,191)       (17,281)       (34,190)            (783)          (2,070)
                                        -----------   ------------   ------------   ------------   --------------   --------------
  Units outstanding at end of period        437,345        482,186         79,016         94,862            3,259            2,682
                                        ===========   ============   ============   ============   ==============   ==============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                  Fidelity Variable Insurance Products Fund (Service Class 2) Sub-Accounts
                                        ------------------------------------------------------------------------------------------
                                              VIP Contrafund              VIP Equity-Income                  VIP Growth
                                             (Service Class 2)            (Service Class 2)               (Service Class 2)
                                        --------------------------   ---------------------------   -------------------------------
                                           2003           2002           2003           2002            2003             2002
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)            $   (12,654)  $     (7,741)  $      2,189   $    (10,634)  $       (9,554)  $       (8,501)
Net realized gains (losses)                     243         (7,656)       (74,668)       (49,905)         (41,859)         (59,868)
Change in unrealized gains (losses)         261,062        (79,457)       766,431       (416,572)         235,669         (168,897)
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from operations                           248,651        (94,854)       693,952       (477,111)         184,256         (237,266)
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                     16,216        157,392         68,531        755,392           22,951          179,969
Benefit payments                               (163)        (3,405)          (220)       (78,480)               -          (47,444)
Payments on termination                     (44,965)       (25,893)      (218,356)      (204,893)         (39,924)         (48,173)
Contract maintenance charge                    (344)          (235)          (979)          (533)            (452)            (226)
Transfers among the sub-accounts
  and with the Fixed Account - net          169,608        421,726        349,692      1,314,764           87,067          418,290
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from contract transactions                140,352        549,585        198,668      1,786,250           69,642          502,416
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS           389,003        454,731        892,620      1,309,139          253,898          265,150

NET ASSETS AT BEGINNING OF PERIOD           867,099        412,368      2,443,435      1,134,296          638,332          373,182
                                        -----------   ------------   ------------   ------------   --------------   --------------
NET ASSETS AT END OF PERIOD             $ 1,256,102   $    867,099   $  3,336,055   $  2,443,435   $      892,230   $      638,332
                                        ===========   ============   ============   ============   ==============   ==============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                               102,713         43,504        318,019        121,181          105,596           42,475
    Units issued                             21,289         73,698         87,756        284,033           32,695          106,083
    Units redeemed                           (6,453)       (14,489)       (67,792)       (87,195)         (24,849)         (42,962)
                                        -----------   ------------   ------------   ------------   --------------   --------------
  Units outstanding at end of period        117,549        102,713        337,983        318,019          113,442          105,596
                                        ===========   ============   ============   ============   ==============   ==============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                 Fidelity Variable Insurance Products Fund (Service Class 2) Sub-Accounts
                                        ------------------------------------------------------------------------------------------
                                             VIP High Income                VIP Index 500                  VIP Overseas
                                            (Service Class 2)             (Service Class 2)              (Service Class 2)
                                        --------------------------   ---------------------------   -------------------------------
                                            2003          2002           2003           2002            2003             2002
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)            $    41,588   $     14,438   $     (3,695)  $    (10,468)  $         (353)  $         (446)
Net realized gains (losses)                   6,594        (14,502)       (60,056)       (80,218)          (3,929)          (2,921)
Change in unrealized gains (losses)         154,122         19,237        416,153       (335,036)          18,064          (10,074)
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from operations                           202,304         19,173        352,402       (425,722)          13,782          (13,441)
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                     54,120        165,090         11,552        279,278                -           10,614
Benefit payments                             (1,576)             -              -        (14,158)               -                -
Payments on termination                     (22,326)       (27,476)      (149,949)      (191,993)          (1,956)          (2,938)
Contract maintenance charge                     (90)           (58)          (573)          (378)             (35)             (14)
Transfers among the sub-accounts
  and with the Fixed Account - net          335,798        316,177         57,406        862,404           (6,558)          11,250
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from contract transactions                365,926        453,733        (81,564)       935,153           (8,549)          18,912
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS           568,230        472,906        270,838        509,431            5,233            5,471

NET ASSETS AT BEGINNING OF PERIOD           634,211        161,305      1,515,750      1,006,319           44,479           39,008
                                        -----------   ------------   ------------   ------------   --------------   --------------
NET ASSETS AT END OF PERIOD             $ 1,202,441   $    634,211   $  1,786,588   $  1,515,750   $       49,712   $       44,479
                                        ===========   ============   ============   ============   ==============   ==============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                69,269         17,924        218,562        111,014            6,416            4,549
    Units issued                             49,082         66,209         21,894        215,931              155            8,477
    Units redeemed                          (13,481)       (14,864)       (36,230)      (108,383)          (1,517)          (6,610)
                                        -----------   ------------   ------------   ------------   --------------   --------------
  Units outstanding at end of period        104,870         69,269        204,226        218,562            5,054            6,416
                                        ===========   ============   ============   ============   ==============   ==============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                                 Franklin Templeton Variable Insurance Products Trust Sub-Accounts
                                          -------------------------------------------------------------------------------
                                          Franklin Global
                                            Health Care
                                            Securities           Franklin Small Cap       Franklin Technology Securities
                                          ---------------   ---------------------------   -------------------------------
                                              2002 (i)        2003 (a)       2002 (i)        2003 (a)          2002
                                          ---------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)              $           (97)  $     (3,776)  $     (1,735)  $          (27)  $          (66)
Net realized gains (losses)                        (1,585)          (525)        (4,460)            (691)            (155)
Change in unrealized gains (losses)                  (252)        85,593        (44,720)           1,238           (2,073)
                                          ---------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from operations                                  (1,934)        81,292        (50,915)             520           (2,294)
                                          ---------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                           19,669          1,423         31,655                3              757
Benefit payments                                        -         (1,001)          (540)               -                -
Payments on termination                                 -         (6,092)        (7,691)            (694)          (1,022)
Contract maintenance charge                             -           (121)           (84)              (1)              (5)
Transfers among the sub-accounts
  and with the Fixed Account - net                (25,338)        89,572        107,315           (4,882)           2,788
                                          ---------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from contract transactions                       (5,669)        83,781        130,655           (5,574)           2,518
                                          ---------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS                  (7,603)       165,073         79,740           (5,054)             224

NET ASSETS AT BEGINNING OF PERIOD                   7,603        182,474        102,734            5,054            4,830
                                          ---------------   ------------   ------------   --------------   --------------
NET ASSETS AT END OF PERIOD                $            -   $    347,547   $    182,474   $            -   $        5,054
                                          ===============   ============   ============   ==============   ==============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                         775         25,497          8,528              984              609
    Units issued                                    3,289         18,823         20,481              470              728
    Units redeemed                                 (4,064)        (7,776)        (3,512)          (1,454)            (353)
                                          ---------------   ------------   ------------   --------------   --------------
  Units outstanding at end of period                    -         36,544         25,497                -              984
                                          ===============   ============   ============   ==============   ==============

(a) On April 30, 2003, Franklin Technology Securities merged into Franklin Small Cap

(i) On April 30, 2002, Franklin Global Health Care Securities merged into Franklin Small Cap

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                        Franklin Templeton Variable Insurance Products Trust Sub-Accounts
                                        ------------------------------------------------------------------------------------------
                                                                        Templeton Developing
                                         Mutual Shares Securities        Markets Securities         Templeton Foreign Securities
                                        --------------------------   ---------------------------   -------------------------------
                                           2003           2002           2003           2002            2003             2002
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)            $    (3,864)  $     (2,942)  $        (74)  $        (20)  $          634   $          110
Net realized gains (losses)                    (911)         2,046             34              1           (9,899)          (4,238)
Change in unrealized gains (losses)         218,788        (79,789)         6,575            260           73,977          (18,841)
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from operations                           214,013        (80,685)         6,535            241           64,712          (22,969)
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                    140,236        110,636              -              -                -           33,379
Benefit payments                             (8,329)        (5,090)             -              -           (7,923)               -
Payments on termination                     (23,588)       (30,518)             -              -          (12,414)            (922)
Contract maintenance charge                    (279)          (122)             -              -              (87)             (64)
Transfers among the sub-accounts
  and with the Fixed Account - net          221,819        359,449         19,441          6,853          126,981           51,035
                                        -----------   ------------   ------------   ------------   --------------   --------------
Increase (decrease) in net assets
  from contract transactions                329,859        434,355         19,441          6,853          106,557           83,428
                                        -----------   ------------   ------------   ------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS           543,872        353,670         25,976          7,094          171,269           60,459

NET ASSETS AT BEGINNING OF PERIOD           714,467        360,797          7,094              -          132,192           71,733
                                        -----------   ------------   ------------   ------------   --------------   --------------
NET ASSETS AT END OF PERIOD             $ 1,258,339   $    714,467   $     33,070   $      7,094   $      303,461   $      132,192
                                        ===========   ============   ============   ============   ==============   ==============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                76,838         31,851            767              -           18,772            8,050
    Units issued                             40,399         56,273          1,453            767           20,851           12,146
    Units redeemed                           (5,426)       (11,286)            (1)             -           (6,904)          (1,424)
                                        -----------   ------------   ------------   ------------   --------------   --------------
  Units outstanding at end of period        111,811         76,838          2,219            767           32,719           18,772
                                        ===========   ============   ============   ============   ==============   ==============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                        Franklin Templeton                              Goldman Sachs Variable
                                        Variable Insurance Products Trust Sub-Accounts                Insurance Trust Sub-Accounts
                                        ----------------------------------------------------------    ----------------------------
                                              Templeton Global
                                              Income Securities        Templeton Growth Securities         VIT Capital Growth
                                        ---------------------------    ---------------------------    ----------------------------
                                            2003           2002            2003           2002            2003            2002
                                        ------------   ------------    ------------   ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)            $     32,045   $     (1,890)   $        261   $      4,282    $       (902)   $     (2,044)
Net realized gains (losses)                   22,981          5,110         (22,556)          (904)           (738)        (49,448)
Change in unrealized gains (losses)           46,078         64,133         258,675       (130,760)         15,551          (8,570)
                                        ------------   ------------    ------------   ------------    ------------    ------------
Increase (decrease) in net assets
  from operations                            101,104         67,353         236,380       (127,382)         13,911         (60,062)
                                        ------------   ------------    ------------   ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                       5,700          4,442           7,090         75,500             550          13,517
Benefit payments                                   -              -               -              -               -               -
Payments on termination                      (32,661)       (12,571)        (47,435)       (18,172)            (30)         (5,121)
Contract maintenance charge                     (335)          (228)           (451)          (324)            (96)            (84)
Transfers among the sub-accounts
  and with the Fixed Account - net            94,667        147,670         151,588        251,248            (737)        (90,382)
                                        ------------   ------------    ------------   ------------    ------------    ------------
Increase (decrease) in net assets
  from contract transactions                  67,371        139,313         110,792        308,252            (313)        (82,070)
                                        ------------   ------------    ------------   ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS            168,475        206,666         347,172        180,870          13,598        (142,132)

NET ASSETS AT BEGINNING OF PERIOD            460,500        253,834         678,665        497,795          64,184         206,316
                                        ------------   ------------    ------------   ------------    ------------    ------------
NET ASSETS AT END OF PERIOD             $    628,975   $    460,500    $  1,025,837   $    678,665    $     77,782    $     64,184
                                        ============   ============    ============   ============    ============    ============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                                 34,510         22,479          74,169         40,019           9,896          20,601
    Units issued                              15,326         17,551          23,500         46,097              84          11,941
    Units redeemed                           (10,490)        (5,520)        (10,088)       (11,947)           (103)        (22,646)
                                        ------------   ------------    ------------   ------------    ------------    ------------
  Units outstanding at end of period          39,346         34,510          87,581         74,169           9,877           9,896
                                        ============   ============    ============   ============    ============    ============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------

                                                           Goldman Sachs Variable Insurance Trust Sub-Accounts
                                                ------------------------------------------------------------------------
                                                 VIT CORE
                                                Large Cap
                                                  Growth         VIT CORE Small Cap Equity        VIT CORE U.S. Equity
                                                ----------    ------------------------------    ------------------------
                                                  2002 (j)        2003             2002            2003          2002
                                                ----------    -------------    -------------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                    $       (2)   $      (4,508)   $      (3,972)   $   (2,052)   $   (2,380)
Net realized gains (losses)                         (2,911)          16,757            1,843        (5,601)      (16,139)
Change in unrealized gains (losses)                  2,906          118,195          (53,662)       72,826       (45,079)
                                                ----------    -------------    -------------    ----------    ----------
Increase (decrease) in net assets
  from operations                                       (7)         130,444          (55,791)       65,173       (63,598)
                                                ----------    -------------    -------------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS

Deposits                                                 -           27,792           47,576        30,661        33,416
Benefit payments                                         -           (1,596)         (21,845)            -       (13,162)
Payments on termination                                  -          (30,401)         (19,356)      (19,047)      (20,493)
Contract maintenance charge                              -             (201)            (152)         (216)         (185)
Transfers among the sub-accounts
  and with the Fixed Account - net                  (3,662)           9,261           26,692        30,116        14,325
                                                ----------    -------------    -------------    ----------    ----------
Increase (decrease) in net assets
  from contract transactions                        (3,662)           4,855           32,915        41,514        13,901
                                                ----------    -------------    -------------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS                   (3,669)         135,299          (22,876)      106,687       (49,697)

NET ASSETS AT BEGINNING OF PERIOD                    3,669          278,585          301,461       207,986       257,683
                                                ----------    -------------    -------------    ----------    ----------
NET ASSETS AT END OF PERIOD                     $        -    $     413,884    $     278,585    $  314,673    $  207,986
                                                ==========    =============    =============    ==========    ==========

UNITS OUTSTANDING
  Units outstanding at beginning of period             409           28,999           25,383        28,745        26,240
    Units issued                                         -            5,440            8,832         8,124         7,292
    Units redeemed                                    (409)          (4,044)          (5,216)       (2,350)       (4,787)
                                                ----------    -------------    -------------    ----------    ----------
  Units outstanding at end of period                     -           30,395           28,999        34,519        28,745
                                                ==========    =============    =============    ==========    ==========

(j) For the period beginning January 1, 2002 and ended on April 30, 2002

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------

                                                             Goldman Sachs Variable Insurance Trust Sub-Accounts
                                                ---------------------------------------------------------------------------
                                                     VIT
                                                Global Income        VIT Growth and Income         VIT International Equity
                                                -------------    ------------------------------    ------------------------
                                                   2002 (j)          2003             2002            2003           2002
                                                -------------    -------------    -------------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                    $         (71)   $         (16)   $         (40)   $      426    $      (76)
Net realized gains (losses)                            (1,871)             (33)          (1,295)       (1,251)         (204)
Change in unrealized gains (losses)                     3,122            1,444               93         5,976        (3,686)
                                                -------------    -------------    -------------    ----------    ----------
Increase (decrease) in net assets
  from operations                                       1,180            1,395           (1,242)        5,151        (3,966)
                                                -------------    -------------    -------------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS

Deposits                                                  661                -                -             -             -
Benefit payments                                            -                -                -             -             -
Payments on termination                                     -                -           (4,585)       (1,382)            -
Contract maintenance charge                                 -              (11)             (14)           (8)           (8)
Transfers among the sub-accounts
  and with the Fixed Account - net                   (154,598)               1                -             -            (5)
                                                -------------    -------------    -------------    ----------    ----------
Increase (decrease) in net assets
  from contract transactions                         (153,937)             (10)          (4,599)       (1,390)          (13)
                                                -------------    -------------    -------------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS                    (152,757)           1,385           (5,841)        3,761        (3,979)

NET ASSETS AT BEGINNING OF PERIOD                     152,757            6,235           12,076        16,307        20,286
                                                -------------    -------------    -------------    ----------    ----------
NET ASSETS AT END OF PERIOD                     $           -    $       7,620    $       6,235    $   20,068    $   16,307
                                                =============    =============    =============    ==========    ==========

UNITS OUTSTANDING
  Units outstanding at beginning of period             14,148              820            1,386         2,183         2,184
    Units issued                                        3,542                -                -             -             -
    Units redeemed                                    (17,690)              (1)            (566)         (166)           (1)
                                                -------------    -------------    -------------    ----------    ----------
  Units outstanding at end of period                        -              819              820         2,017         2,183
                                                =============    =============    =============    ==========    ==========

(j) For the period beginning January 1, 2002 and ended on April 30, 2002

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                     Goldman Sachs Variable
                                                   Insurance Trust Sub-Accounts          LSA Variable Series Trust Sub-Accounts
                                                   ----------------------------    -----------------------------------------------
                                                                                                                   LSA Diversified
                                                        VIT Mid Cap Value             LSA Capital Growth (b)           Mid Cap
                                                   ----------------------------    ----------------------------    ---------------
                                                       2003            2002            2003            2002            2003 (C)
                                                   ------------    ------------    ------------    ------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                       $        (30)   $        (23)   $     (1,295)   $       (254)   $            (2)
Net realized gains (losses)                                  83              23              64             115                  -
Change in unrealized gains (losses)                       1,537            (381)         25,163          (2,570)                52
                                                   ------------    ------------    ------------    ------------    ---------------
Increase (decrease) in net assets
  from operations                                         1,590            (381)         23,932          (2,709)                50
                                                   ------------    ------------    ------------    ------------    ---------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                                      -               -          89,175          31,619                  -
Benefit payments                                              -               -               -               -                  -
Payments on termination                                       -               -          (1,888)              -                  -
Contract maintenance charge                                  (6)             (6)            (38)              -                  -
Transfers among the sub-accounts
  and with the Fixed Account - net                            -               -          22,134           5,670                173
                                                   ------------    ------------    ------------    ------------    ---------------
Increase (decrease) in net assets
  from contract transactions                                 (6)             (6)        109,383          37,289                173
                                                   ------------    ------------    ------------    ------------    ---------------

INCREASE (DECREASE) IN NET ASSETS                         1,584            (387)        133,315          34,580                223

NET ASSETS AT BEGINNING OF PERIOD                         5,972           6,359          39,048           4,468                  -
                                                   ------------    ------------    ------------    ------------    ---------------

NET ASSETS AT END OF PERIOD                        $      7,556    $      5,972    $    172,363    $     39,048    $           223
                                                   ============    ============    ============    ============    ===============

UNITS OUTSTANDING
  Units outstanding at beginning of period                  452             452           5,862             507                  -
    Units issued                                              -               -          16,455           5,357                 22
    Units redeemed                                            -               -            (888)             (2)                 -
                                                   ------------    ------------    ------------    ------------    ---------------
  Units outstanding at end of period                        452             452          21,429           5,862                 22
                                                   ============    ============    ============    ============    ===============

(b) Previously known as LSA Growth Equity

(c) For period beginning May 1, 2003 and ended December 31, 2003

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------------

                                                 LSA Variable Series
                                                 Trust Sub-Accounts              MFS Variable Insurance Trust Sub-Accounts
                                               ------------------------    ----------------------------------------------------
                                                 LSA Equity Growth (d)       MFS Emerging Growth          MFS Investors Trust
                                               ------------------------    ------------------------    ------------------------
                                                  2003          2002          2003          2002          2003          2002
                                               ----------    ----------    ----------    ----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                   $     (870)   $     (330)   $  (30,614)   $  (37,926)   $   (4,837)   $   (6,435)
Net realized gains (losses)                          (967)         (857)     (388,334)     (568,728)      (43,122)      (63,426)
Change in unrealized gains (losses)                12,880        (6,180)      974,173      (636,966)      175,092      (148,017)
                                               ----------    ----------    ----------    ----------    ----------    ----------
Increase (decrease) in net assets
  from operations                                  11,043        (7,367)      555,225    (1,243,620)      127,133      (217,878)
                                               ----------    ----------    ----------    ----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                           51,952         8,973        29,324       105,358         3,234        66,127
Benefit payments                                   (1,243)            -       (10,072)      (46,398)      (10,039)      (14,284)
Payments on termination                            (1,907)       (4,329)     (241,284)     (205,951)      (85,609)      (42,626)
Contract maintenance charge                           (46)          (14)       (1,866)       (2,124)         (451)         (462)
Transfers among the sub-accounts
  and with the Fixed Account - net                  9,059        20,969       (35,602)     (125,444)       27,029       (81,470)
                                               ----------    ----------    ----------    ----------    ----------    ----------
Increase (decrease) in net assets
  from contract transactions                       57,815        25,599      (259,500)     (274,559)      (65,836)      (72,715)
                                               ----------    ----------    ----------    ----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS                  68,858        18,232       295,725    (1,518,179)       61,297      (290,593)

NET ASSETS AT BEGINNING                            27,392         9,160     2,095,451     3,613,630       675,347       965,940
  OF PERIOD
                                               ----------    ----------    ----------    ----------    ----------    ----------
NET ASSETS AT END OF PERIOD                    $   96,250    $   27,392    $2,391,176    $2,095,451    $  736,644    $  675,347
                                               ==========    ==========    ==========    ==========    ==========    ==========
UNITS OUTSTANDING
  Units outstanding at beginning of period          4,242         1,008       330,758       361,187        96,230       105,912
    Units issued                                    9,193         4,032        21,911        46,173        10,800        21,117
    Units redeemed                                 (1,124)         (798)      (55,966)      (76,602)      (19,478)      (30,799)
                                               ----------    ----------    ----------    ----------    ----------    ----------
  Units outstanding at end of period               12,311         4,242       296,703       330,758        87,552        96,230
                                               ==========    ==========    ==========    ==========    ==========    ==========

(d) Previously known as LSA Focused Equity

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------------

                                                                  MFS Variable Insurance Trust Sub-Accounts
                                               --------------------------------------------------------------------------------
                                                  MFS New Discovery               MFS Research               MFS Utilities
                                               ------------------------    ------------------------    ------------------------
                                                  2003          2002          2003          2002          2003         2002
                                               ----------    ----------    ----------    ----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                   $   (5,315)   $   (4,268)   $  (11,260)   $  (19,310)   $       87    $      (33)
Net realized gains (losses)                        (2,090)      (47,264)      (91,873)     (168,165)       (1,203)         (101)
Change in unrealized gains (losses)               116,091       (79,718)      402,844      (308,424)        4,686        (3,058)
                                               ----------    ----------    ----------    ----------    ----------    ----------
Increase (decrease) in net assets
  from operations                                 108,686      (131,250)      299,711      (495,899)        3,570        (3,192)
                                               ----------    ----------    ----------    ----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                            4,522        10,084         3,481        23,596             -         5,867
Benefit payments                                        -        (5,426)      (10,436)      (16,146)       (4,866)            -
Payments on termination                           (10,164)      (27,179)      (81,170)     (109,442)         (271)         (271)
Contract maintenance charge                          (141)         (124)         (691)         (834)          (12)          (13)
Transfers among the sub-accounts
  and with the Fixed Account - net                102,852        58,453         4,819       (41,678)           (1)        6,597
                                               ----------    ----------    ----------    ----------    ----------    ----------
Increase (decrease) in net assets
  from contract transactions                       97,069        35,808       (83,997)     (144,504)       (5,150)       12,180
                                               ----------    ----------    ----------    ----------    ----------    ----------

INCREASE (DECREASE) IN NET ASSETS                 205,755       (95,442)      215,714      (640,403)       (1,580)        8,988

NET ASSETS AT BEGINNING OF PERIOD                 283,302       378,744     1,362,207     2,002,610        16,315         7,327
                                               ----------    ----------    ----------    ----------    ----------    ----------

NET ASSETS AT END OF PERIOD                    $  489,057    $  283,302    $1,577,921    $1,362,207    $   14,735    $   16,315
                                               ==========    ==========    ==========    ==========    ==========    ==========

UNITS OUTSTANDING
  Units outstanding at beginning of period         27,297        23,639       232,666       252,999         2,352           804
    Units issued                                   12,711        15,876         8,238        26,554             -         2,394
    Units redeemed                                 (1,072)      (12,218)      (21,805)      (46,887)         (763)         (846)
                                               ----------    ----------    ----------    ----------    ----------    ----------
  Units outstanding at end of period               38,936        27,297       219,099       232,666         1,589         2,352
                                               ==========    ==========    ==========    ==========    ==========    ==========

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------------

                                                           MFS Variable Insurance Trust (Service Class) Sub-Accounts
                                               --------------------------------------------------------------------------------
                                                     MFS Emerging                MFS Investors                 MFS New
                                                Growth (Service Class)       Trust (Service Class)     Discovery (Service Class)
                                               ------------------------    ------------------------    ------------------------
                                                  2003          2002          2003          2002          2003          2002
                                               ----------    ----------    ----------    ----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                   $   (8,978)   $   (8,297)   $   (7,537)   $   (6,279)   $  (13,100)   $   (7,091)
Net realized gains (losses)                       (12,145)      (49,022)       (6,928)      (35,775)       (4,044)      (24,226)
Change in unrealized gains (losses)               159,443      (171,459)      143,279      (110,482)      251,786      (147,261)
                                               ----------    ----------    ----------    ----------    ----------    ----------
Increase (decrease) in net assets
  from operations                                 138,320      (228,778)      128,814      (152,536)      234,642      (178,578)
                                               ----------    ----------    ----------    ----------    ----------    ----------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                               38        55,079           650       113,579         4,008       211,571
Benefit payments                                        -             -             -             -             -             -
Payments on termination                           (34,483)      (32,918)      (30,583)      (16,289)      (23,337)      (87,991)
Contract maintenance charge                          (256)         (124)         (332)         (106)         (207)          (99)
Transfers among the sub-accounts
  and with the Fixed Account - net                 69,896       227,073        34,561       286,263       141,201       564,497
                                               ----------    ----------    ----------    ----------    ----------    ----------

Increase (decrease) in net assets
  from contract transactions                       35,195       249,110         4,296       383,447       121,665       687,978
                                               ----------    ----------    ----------    ----------    ----------    ----------

INCREASE (DECREASE) IN NET ASSETS                 173,515        20,332       133,110       230,911       356,307       509,400

NET ASSETS AT BEGINNING OF PERIOD                 495,950       475,618       631,622       400,711       669,344       159,944
                                               ----------    ----------    ----------    ----------    ----------    ----------

NET ASSETS AT END OF PERIOD                    $  669,465    $  495,950    $  764,732    $  631,622    $1,025,651    $  669,344
                                               ==========    ==========    ==========    ==========    ==========    ==========

UNITS OUTSTANDING
  Units outstanding at beginning of period         92,767        57,887        91,310        45,156       102,903        16,517
    Units issued                                   14,606        69,071        12,808        87,045        27,334       110,282
    Units redeemed                                 (9,411)      (34,191)      (11,996)      (40,891)      (10,029)      (23,896)
                                               ----------    ----------    ----------    ----------    ----------    ----------
  Units outstanding at end of period               97,962        92,767        92,122        91,310       120,208       102,903
                                               ==========    ==========    ==========    ==========    ==========    ==========

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                          Neuberger & Berman
                                                                                                          Advisers Management
                                          MFS Variable Insurance Trust (Service Class) Sub-Accounts       Trust Sub-Accounts
                                          ----------------------------------------------------------  ---------------------------
                                          MFS Research (Service Class) MFS Utilities (Service Class)         AMT Guardian
                                          ---------------------------- -----------------------------  ---------------------------
                                              2003           2002           2003           2002           2003           2002
                                          ------------   ------------   ------------    ------------  ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)              $     (3,917)  $     (4,479)  $      3,391    $      6,115  $        (48)  $        (86)
Net realized gains (losses)                     (6,790)       (19,986)       (12,115)        (73,115)         (400)        (1,326)
Change in unrealized gains (losses)             81,951        (75,308)       158,595         (92,559)        2,150         (1,986)
                                          ------------   ------------   ------------    ------------  ------------   ------------
Increase (decrease) in net assets
  from operations                               71,244        (99,773)       149,871        (159,559)        1,702         (3,398)
                                          ------------   ------------   ------------    ------------  ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                         6,119         32,137         17,779          84,704             -              -
Benefit payments                                     -        (18,699)        (2,479)         (6,366)            -              -
Payments on termination                         (5,605)       (16,796)       (32,753)        (16,386)       (1,200)        (5,651)
Contract maintenance charge                       (164)          (112)          (150)            (94)            -             (4)
Transfers among the sub-accounts
  and with the Fixed Account - net              (4,532)       231,569         40,899          35,026             -              -
                                          ------------   ------------   ------------    ------------  ------------   ------------

Increase (decrease) in net assets
  from contract transactions                    (4,182)       228,099         23,296          96,884        (1,200)        (5,655)
                                          ------------   ------------   ------------    ------------  ------------   ------------

INCREASE (DECREASE) IN NET ASSETS               67,062        128,326        173,167         (62,675)          502         (9,053)

NET ASSETS AT BEGINNING OF PERIOD              329,649        201,323        440,353         503,028         6,458         15,511
                                          ------------   ------------   ------------    ------------  ------------   ------------

NET ASSETS AT END OF PERIOD               $    396,711   $    329,649   $    613,520    $    440,353  $      6,960   $      6,458
                                          ============   ============   ============    ============  ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      52,321         23,833         75,372          66,720           756          1,315
    Units issued                                 3,763         42,202         14,162          50,634             -              -
    Units redeemed                              (4,703)       (13,714)       (11,243)        (41,982)         (127)          (559)
                                          ------------   ------------   ------------    ------------  ------------   ------------
  Units outstanding at end of period            51,381         52,321         78,291          75,372           629            756
                                          ============   ============   ============    ============  ============   ============

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                      Oppenheimer Variable Account
                                          Neuberger & Berman Advisers Management Trust Sub-Accounts         Funds Sub-Accounts
                                          ---------------------------------------------------------   ----------------------------
                                                                                                               Oppenheimer
                                               AMT Mid-Cap Growth               AMT Partners                Aggressive Growth
                                          ---------------------------   ----------------------------  ----------------------------
                                              2003           2002           2003           2002           2003            2002
                                          ------------   ------------   ------------   -------------  ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)              $       (328)  $       (444)  $     (1,775)  $     (1,390)  $    (30,550)   $    (16,738)
Net realized gains (losses)                       (292)       (10,102)        (3,933)       (14,022)      (225,251)       (324,488)
Change in unrealized gains (losses)              5,735         (1,507)        37,827        (24,342)       694,778        (368,454)
                                          ------------   ------------   ------------   ------------   ------------    ------------
Increase (decrease) in net assets
  from operations                                5,115        (12,053)        32,119        (39,754)       438,977        (709,680)
                                          ------------   ------------   ------------   ------------   ------------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                            15              -          2,576            400         26,245         363,646
Benefit payments                                     -         (3,806)             -        (14,728)       (27,128)        (14,488)
Payments on termination                              -         (6,256)       (12,774)        (5,761)      (156,222)       (158,752)
Contract maintenance charge                        (35)           (34)           (35)           (46)        (1,192)         (1,240)
Transfers among the sub-accounts
  and with the Fixed Account - net                   -              -            304         (7,089)       (23,661)        521,947
                                          ------------   ------------   ------------   ------------   ------------    ------------

Increase (decrease) in net assets
  from contract transactions                       (20)       (10,096)        (9,929)       (27,224)      (181,958)        711,113
                                          ------------   ------------   ------------   ------------   ------------    ------------

INCREASE (DECREASE) IN NET ASSETS                5,095        (22,149)        22,190        (66,978)       257,019           1,433

NET ASSETS AT BEGINNING OF PERIOD               19,609         41,758         98,488        165,466      1,973,558       1,972,125
                                          ------------   ------------   ------------   ------------   ------------    ------------

NET ASSETS AT END OF PERIOD               $     24,704   $     19,609   $    120,678   $     98,488   $  2,230,577    $  1,973,558
                                          ============   ============   ============   ============   ============    ============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                       2,267          3,352         12,781         16,031        361,077         261,438
    Units issued                                     -              -            362             38         28,239         202,125
    Units redeemed                                  (3)        (1,085)        (1,365)        (3,288)       (62,155)       (102,486)
                                          ------------   ------------   ------------   ------------   ------------    ------------
  Units outstanding at end of period             2,264          2,267         11,778         12,781        327,161         361,077
                                          ============   ============   ============   ============   ============    ============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                               Oppenheimer Variable Account Funds Sub-Accounts
                                          ---------------------------------------------------------------------------------------
                                                  Oppenheimer                   Oppenheimer                   Oppenheimer
                                             Capital Appreciation            Global Securities               Main Street (e)
                                          ---------------------------   ---------------------------   ---------------------------
                                              2003           2002           2003           2002           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)              $    (61,210)  $    (46,415)  $    (16,702)  $    (23,445)  $    (33,855)  $    (52,416)
Net realized gains (losses)                   (214,525)      (377,234)      (160,042)      (194,861)      (230,132)      (489,037)
Change in unrealized gains (losses)          1,776,703     (1,375,580)     1,146,521       (536,796)     1,965,046     (1,282,675)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                            1,500,968     (1,799,229)       969,777       (755,102)     1,701,059     (1,824,128)
                                          ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                       122,826      1,091,379         17,743        209,095         36,595        701,215
Benefit payments                               (52,346)       (23,546)       (10,783)        (7,794)       (34,565)      (116,208)
Payments on termination                       (418,353)      (508,363)      (177,753)      (147,211)      (518,581)      (618,241)
Contract maintenance charge                     (3,220)        (2,315)          (913)          (892)        (4,576)        (4,458)
Transfers among the sub-accounts
  and with the Fixed Account - net             378,506      1,610,816        (50,034)       287,771        448,705        635,829
                                          ------------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
  from contract transactions                    27,413      2,167,971       (221,740)       340,969        (72,422)       598,137
                                          ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS            1,528,381        368,742        748,037       (414,133)     1,628,637     (1,225,991)

NET ASSETS AT BEGINNING OF PERIOD            5,178,365      4,809,623      2,554,876      2,969,009      6,951,422      8,177,413
                                          ------------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD               $  6,706,746   $  5,178,365   $  3,302,913   $  2,554,876   $  8,580,059   $  6,951,422
                                          ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                     779,189        512,901        306,445        266,290      1,002,779        957,677
    Units issued                               117,672        495,131         34,684        131,702        122,052        383,580
    Units redeemed                            (115,065)      (228,843)       (56,477)       (91,547)      (135,943)      (338,478)
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period           781,796        779,189        284,652        306,445        988,888      1,002,779
                                          ============   ============   ============   ============   ============   ============

(e) Previously known as Oppenheimer Main Street Growth & Income

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,

----------------------------------------------------------------------------------------------------------------------------------

                                                                                                             Putnam Variable
                                               Oppenheimer Variable Account Funds Sub-Accounts              Trust Sub-Accounts
                                        ------------------------------------------------------------  ----------------------------
                                        Oppenheimer Multiple Strategies  Oppenheimer Strategic Bond      VT Discovery Growth (f)
                                        -------------------------------  ---------------------------  ----------------------------
                                            2003               2002           2003           2002           2003           2002
                                        ------------       ------------  ------------   ------------  -------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)            $     73,802       $     70,531  $    257,715   $    198,327   $    (10,912)  $     (8,752)
Net realized gains (losses)                  (33,558)           (52,993)       49,138        (24,155)       (11,411)       (27,156)
Change in unrealized gains (losses)        1,065,726           (510,913)      551,897         81,305        215,230       (178,981)
                                        ------------       ------------  ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                          1,105,970           (493,375)      858,750        255,477        192,907       (214,889)
                                        ------------       ------------  ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                      64,197            497,289       150,174        719,491          2,001        204,141
Benefit payments                            (203,758)          (103,423)      (42,359)       (57,828)          (138)             -
Payments on termination                     (349,491)          (299,029)     (459,895)      (353,441)       (41,079)       (63,897)
Contract maintenance charge                   (1,998)            (1,567)       (1,782)        (1,064)          (267)          (187)
Transfers among the sub-accounts
  and with the Fixed Account - net           567,990          1,708,143       456,248      1,931,658         90,141        318,132
                                        ------------       ------------  ------------   ------------   ------------   ------------

Increase (decrease) in net assets
  from contract transactions                  76,940          1,801,413       102,386      2,238,816         50,658        458,189
                                        ------------       ------------  ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS          1,182,910          1,308,038       961,136      2,494,293        243,565        243,300

NET ASSETS AT BEGINNING OF PERIOD          4,566,886          3,258,848     5,172,856      2,678,563        600,890        357,590
                                        ------------       ------------  ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD             $  5,749,796       $  4,566,886  $  6,133,992   $  5,172,856   $    844,455   $    600,890
                                        ============       ============  ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                   513,599            316,206       469,876        255,897        105,712         44,411
    Units issued                              94,747            313,362       139,900        363,405         24,644         92,623
    Units redeemed                           (80,875)          (115,969)     (131,046)      (149,426)       (16,666)       (31,322)
                                        ------------       ------------  ------------   ------------   ------------   ------------
  Units outstanding at end of period         527,471            513,599       478,730        469,876        113,690        105,712
                                        ============       ============  ============   ============   ============   ============

(f) Previously known as VT Voyager II

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                                    Putnam Variable Trust Sub-Accounts
                                          ---------------------------------------------------------------------------------------
                                             VT Diversified Income          VT Growth and Income        VT Growth Opportunities
                                          ---------------------------   ---------------------------   ---------------------------
                                              2003           2002           2003           2002           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)              $     83,280   $     38,099   $      1,437   $      1,178   $     (2,090)  $     (1,545)
Net realized gains (losses)                     13,052         (2,426)        (8,420)       (44,658)          (324)       (19,276)
Change in unrealized gains (losses)             93,215          6,666        122,302        (88,314)        27,736        (18,740)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                              189,547         42,339        115,319       (131,794)        25,322        (39,561)
                                          ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                         6,650         35,949         13,349         45,425          5,500         48,740
Benefit payments                                (6,421)             -              -        (17,181)             -              -
Payments on termination                        (63,046)       (28,193)       (41,514)       (36,034)        (2,026)        (2,045)
Contract maintenance charge                       (225)          (189)          (208)          (193)           (91)           (36)
Transfers among the sub-accounts
  and with the Fixed Account - net             (86,707)       544,124         31,809         55,372         27,976         34,851
                                          ------------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
  from contract transactions                  (149,749)       551,691          3,436         47,389         31,359         81,510
                                          ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS               39,798        594,030        118,755        (84,405)        56,681         41,949

NET ASSETS AT BEGINNING OF PERIOD            1,076,844        482,814        460,473        544,878        102,793         60,844
                                          ------------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD               $  1,116,642   $  1,076,844   $    579,228   $    460,473   $    159,474   $    102,793
                                          ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                     102,535         47,836         62,525         59,133         17,192          7,551
    Units issued                                17,086         82,549          5,754         56,362          5,123         17,050
    Units redeemed                             (29,642)       (27,850)        (5,668)       (52,970)          (456)        (7,409)
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period            89,979        102,535         62,611         62,525         21,859         17,192
                                          ============   ============   ============   ============   ============   ============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                                    Putnam Variable Trust Sub-Accounts
                                          ---------------------------------------------------------------------------------------
                                               VT Health Sciences       VT International Equity (g)          VT New Value
                                          ---------------------------   ---------------------------   ---------------------------
                                              2003           2002           2003           2002           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)              $     (6,178)  $     (9,294)  $        (53)  $        (39)  $     (1,947)  $     (3,103)
Net realized gains (losses)                    (10,102)       (35,224)            44             (7)         1,140        (22,936)
Change in unrealized gains (losses)            115,107       (113,653)         2,390           (180)       166,422        (54,921)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                               98,827       (158,171)         2,381           (226)       165,615        (80,960)
                                          ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                         1,048        137,782            585          3,323         16,471        145,788
Benefit payments                                  (283)        (1,088)             -              -              -         (2,435)
Payments on termination                        (37,015)       (98,002)          (868)          (450)       (22,393)       (36,876)
Contract maintenance charge                       (230)          (205)           (12)             -           (193)           (85)
Transfers among the sub-accounts
  and with the Fixed Account - net              24,988        318,902          1,480          4,929         82,389        182,452
                                          ------------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
  from contract transactions                   (11,492)       357,389          1,185          7,802         76,274        288,844
                                          ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS               87,335        199,218          3,566          7,576        241,889        207,884

NET ASSETS AT BEGINNING OF PERIOD              611,185        411,967          7,576              -        449,729        241,845
                                          ------------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD               $    698,520   $    611,185   $     11,142   $      7,576   $    691,618   $    449,729
                                          ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      80,530         42,533            823              -         54,998         25,106
    Units issued                                 8,190         65,430         15,280          1,001         22,062         56,715
    Units redeemed                              (9,803)       (27,433)       (15,143)          (178)       (12,524)       (26,823)
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period            78,917         80,530            960            823         64,536         54,998
                                          ============   ============   ============   ============   ============   ============

(g) Previously known as VT International Growth

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                Putnam Variable
                                               Trust Sub-Accounts               STI Classic Variable Trust Sub-Accounts
                                          ---------------------------   ---------------------------------------------------------
                                                  VT Research            STI Capital Appreciation         STI Growth & Income
                                          ---------------------------   ---------------------------   ---------------------------
                                              2003           2002           2003           2002           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)              $       (828)  $       (355)  $    (56,279)  $    (37,195)  $    (14,450)  $    (17,935)
Net realized gains (losses)                       (453)        (1,277)       (66,983)       (29,688)       (59,923)       (79,529)
Change in unrealized gains (losses)             15,774         (4,063)       721,897       (565,954)       630,152       (525,975)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                               14,493         (5,695)       598,635       (632,837)       555,779       (623,439)
                                          ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                             -         43,653         56,931        625,366          8,242        328,372
Benefit payments                                     -              -        (53,786)       (50,145)       (33,810)       (23,359)
Payments on termination                         (7,275)        (9,415)      (197,423)      (173,651)      (174,136)      (107,234)
Contract maintenance charge                        (55)            (7)        (2,183)        (1,264)        (1,258)        (1,124)
Transfers among the sub-accounts
  and with the Fixed Account - net              13,130         25,081         29,134      2,127,842         87,914        406,637
                                          ------------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
  from contract transactions                     5,800         59,312       (167,327)     2,528,148       (113,048)       603,292
                                          ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS               20,293         53,617        431,308      1,895,311        442,731        (20,147)

NET ASSETS AT BEGINNING OF PERIOD               56,709          3,092      3,682,895      1,787,584      2,363,609      2,383,756
                                          ------------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD               $     77,002   $     56,709   $  4,114,203   $  3,682,895   $  2,806,340   $  2,363,609
                                          ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                       6,538            257        493,749        180,181        308,981        241,852
    Units issued                                 3,193          7,646         34,839        402,031         21,756        132,929
    Units redeemed                              (2,569)        (1,365)       (54,882)       (88,463)       (36,886)       (65,800)
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period             7,162          6,538        473,706        493,749        293,851        308,981
                                          ============   ============   ============   ============   ============   ============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                                 STI Classic Variable Trust Sub-Accounts
                                          ---------------------------------------------------------------------------------------
                                            STI International Equity     STI Investment Grade Bond        STI Mid-Cap Equity
                                          ---------------------------   ---------------------------   ---------------------------
                                              2003           2002           2003           2002           2002           2001
                                          ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)              $     (1,919)  $     (4,146)  $    119,583   $    124,414   $    (12,467)  $    (17,068)
Net realized gains (losses)                    (18,795)       (18,025)        41,021          2,393        (53,495)       (77,345)
Change in unrealized gains (losses)            119,585        (45,135)       (58,662)       137,755        429,797       (302,571)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                               98,871        (67,306)       101,942        264,562        363,835       (396,984)
                                          ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                        10,337         39,607         60,877        382,679         42,447        405,872
Benefit payments                                (3,143)        (1,495)      (121,849)       (35,414)       (17,173)        (2,883)
Payments on termination                        (37,601)       (47,629)      (389,616)      (324,321)      (111,093)       (70,922)
Contract maintenance charge                       (141)          (106)        (1,938)        (1,134)          (816)          (555)
Transfers among the sub-accounts
  and with the Fixed Account - net              (1,987)       152,516       (217,054)     3,161,516        114,707        553,562
                                          ------------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
  from contract transactions                   (32,535)       142,893       (669,580)     3,183,326         28,072        885,074
                                          ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS               66,336         75,587       (567,638)     3,447,888        391,907        488,090

NET ASSETS AT BEGINNING OF PERIOD              306,778        231,191      5,691,902      2,244,014      1,300,766        812,676
                                          ------------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD               $    373,114   $    306,778   $  5,124,264   $  5,691,902   $  1,692,673   $  1,300,766
                                          ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      47,579         29,258        500,706        204,655        188,175         86,297
    Units issued                                 5,879         34,708        121,553        422,933         40,011        151,153
    Units redeemed                             (10,965)       (16,387)      (182,370)      (126,882)       (36,594)       (49,275)
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period            42,493         47,579        439,889        500,706        191,592        188,175
                                          ============   ============   ============   ============   ============   ============

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------

                                                                STI Classic Variable Trust Sub-Accounts
                                               ------------------------------------------------------------------------
                                               STI Quality
                                               Growth Stock       STI Small Cap Equity         STI Value Income Stock
                                               ------------   ---------------------------   ---------------------------
                                                 2002 (k)         2003           2002           2003           2002
                                               ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                   $    (14,779)  $    (28,198)  $    (19,636)  $      1,394   $      1,479
Net realized gains (losses)                        (612,048)        25,717         12,666        (28,344)       (48,114)
Change in unrealized gains (losses)                 302,139      1,074,530       (132,640)       408,274       (287,281)
                                               ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                                  (324,688)     1,072,049       (139,610)       381,324       (333,916)
                                               ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                             89,169         75,392        529,380         18,030        307,155
Benefit payments                                    (14,199)       (23,129)        (1,029)        (6,813)        (7,016)
Payments on termination                             (84,858)      (167,030)       (79,084)      (109,848)       (43,556)
Contract maintenance charge                            (678)        (1,542)          (946)        (1,076)          (802)
Transfers among the sub-accounts
  and with the Fixed Account - net               (1,023,183)       212,052      1,053,048         99,631        575,811
                                               ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
  from contract transactions                     (1,033,749)        95,743      1,501,369            (76)       831,592
                                               ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                (1,358,437)     1,167,792      1,361,759        381,248        497,676

NET ASSETS AT BEGINNING OF PERIOD                 1,358,437      2,883,953      1,522,194      1,791,382      1,293,706
                                               ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                    $          -   $  4,051,745   $  2,883,953   $  2,172,630   $  1,791,382
                                               ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of period          178,852        236,109        115,262        220,251        128,855
    Units issued                                     61,892         40,089        170,904         20,762        130,863
    Units redeemed                                 (240,744)       (32,123)       (50,057)       (20,544)       (39,467)
                                               ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period                      -        244,075        236,109        220,469        220,251
                                               ============   ============   ============   ============   ============

(k) For the period beginning January 1, 2002 and ended September 6, 2002

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------
                                                           The Universal Institutional Funds, Inc. Sub-Accounts
                                          ---------------------------------------------------------------------------------------
                                                 Van Kampen UIF                Van Kampen UIF               Van Kampen UIF
                                                 Equity Growth                  Fixed Income              Global Value Equity
                                          ---------------------------   ---------------------------   ---------------------------
                                              2003           2002           2003           2002           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)              $     (2,297)  $     (2,151)  $    (25,802)  $     35,581   $       (481)  $         26
Net realized gains (losses)                     (5,959)        (6,919)        15,045         11,817         (3,576)           317
Change in unrealized gains (losses)             39,973        (47,596)        66,512          4,459         11,314         (8,548)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                               31,717        (56,666)        55,755         51,857          7,257         (8,205)
                                          ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                         8,050         36,502        217,836        496,456             17         14,524
Benefit payments                                     -              -        (16,635)             -              -              -
Payments on termination                        (11,979)       (13,495)       (57,940)       (58,829)        (9,938)          (524)
Contract maintenance charge                       (105)          (111)          (466)          (121)           (49)           (34)
Transfers among the sub-accounts
  and with the Fixed Account - net                (332)         7,918        670,295        631,768             (7)        12,308
                                          ------------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
  from contract transactions                    (4,366)        30,814        813,090      1,069,274         (9,977)        26,274
                                          ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS               27,351        (25,852)       868,845      1,121,131         (2,720)        18,069

NET ASSETS AT BEGINNING OF PERIOD              138,943        164,795      1,398,490        277,359         40,508         22,439
                                          ------------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD               $    166,294   $    138,943   $  2,267,335   $  1,398,490   $     37,788   $     40,508
                                          ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      20,693         17,182        125,749         25,804          5,026          2,159
    Units issued                                   916          5,102         87,812        131,272              -          2,937
    Units redeemed                              (1,370)        (1,591)       (15,701)       (31,327)        (1,240)           (70)
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period            20,239         20,693        197,860        125,749          3,786          5,026
                                          ============   ============   ============   ============   ============   ============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                           The Universal Institutional Funds, Inc. Sub-Accounts
                                          ---------------------------------------------------------------------------------------
                                                Van Kampen UIF                Van Kampen UIF                Van Kampen UIF
                                             International Magnum            Mid Cap Value (h)             U.S. Real Estate
                                          ---------------------------   ---------------------------   ---------------------------
                                              2003           2002           2003           2002           2003           2002
                                          ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)              $          -   $        (19)  $     (7,968)  $     (5,987)  $     (1,336)  $        124
Net realized gains (losses)                          -         (2,191)       (12,389)       (11,958)         2,396             69
Change in unrealized gains (losses)                  -          2,132        210,224       (127,663)        29,837           (168)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                                    -            (78)       189,867       (145,608)        30,897             25
                                          ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                             -              -         87,814        121,424          5,484              -
Benefit payments                                     -              -         (8,749)             -              -              -
Payments on termination                              -         (5,430)       (28,514)       (50,446)       (11,710)             -
Contract maintenance charge                          -              -           (499)          (323)             -              -
Transfers among the sub-accounts
  and with the Fixed Account - net                   -              -         47,003        124,117        128,182          5,269
                                          ------------   ------------   ------------   ------------   ------------   ------------

Increase (decrease) in net assets
  from contract transactions                         -         (5,430)        97,055        194,772        121,956          5,269
                                          ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                    -         (5,508)       286,922         49,164        152,853          5,294

NET ASSETS AT BEGINNING OF PERIOD                    -          5,508        435,191        386,027          5,294              -
                                          ------------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD               $          -   $          -   $    722,113   $    435,191   $    158,147   $      5,294
                                          ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                           -            625         56,334         32,834            590              -
    Units issued                                     -              -         19,261         31,818         17,861            590
    Units redeemed                                   -           (625)        (7,186)        (8,318)        (5,538)             -
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period                 -              -         68,409         56,334         12,913            590
                                          ============   ============   ============   ============   ============   ============

(h) Previously known as Van Kampen UIF Mid Cap Core

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------

                                               The Universal Institutional
                                                Funds, Inc. Sub-Accounts
                                               ---------------------------
                                                  Van Kampen UIF Value
                                               ---------------------------
                                                   2003           2002
                                               ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                   $     (3,492)  $     (1,272)
Net realized gains (losses)                            (889)        (4,189)
Change in unrealized gains (losses)                  69,889        (50,854)
                                               ------------   ------------
Increase (decrease) in net assets
  from operations                                    65,508        (56,315)
                                               ------------   ------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                             13,927         36,474
Benefit payments                                          -        (19,063)
Payments on termination                              (9,140)       (29,601)
Contract maintenance charge                            (192)          (165)
Transfers among the sub-accounts
  and with the Fixed Account - net                   14,188         18,662
                                               ------------   ------------

Increase (decrease) in net assets
  from contract transactions                         18,783          6,307
                                               ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                    84,291        (50,008)

NET ASSETS AT BEGINNING OF PERIOD                   193,043        243,051
                                               ------------   ------------

NET ASSETS AT END OF PERIOD                    $    277,334   $    193,043
                                               ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of period           22,049         20,577
    Units issued                                      3,165          7,308
    Units redeemed                                     (958)        (5,836)
                                               ------------   ------------
  Units outstanding at end of period                 24,256         22,049
                                               ============   ============

See notes to financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Glenbrook Life Multi-Manager Variable Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Glenbrook Life and Annuity Company ("Glenbrook Life"). The assets of the Account are legally segregated from those of Glenbrook Life. Glenbrook Life is wholly owned by Allstate Life Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     Glenbrook Life issued five variable annuity contracts, Enhanced Allstate(R) Provider, Allstate(R) Provider, Allstate(R) Provider Ultra, Allstate(R) Provider Advantage, and Allstate(R) Provider Extra (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. The Account accepts additional deposits from existing contractholders, but is closed to new customers. Absent any Contract provisions wherein Glenbrook Life contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

     AIM VARIABLE INSURANCE FUNDS                       FIDELITY VARIABLE INSURANCE PRODUCTS FUND
          AIM V.I. Aggressive Growth                      (CONTINUED)
          AIM V.I. Balanced                                  VIP Equity-Income
          AIM V.I. Capital Appreciation                      VIP Growth
          AIM V.I. Core Equity                               VIP High Income
          AIM V.I. Dent Demographics                         VIP Index 500
          AIM V.I. Diversified Income                        VIP Overseas
          AIM V.I. Global Utilities                     FIDELITY VARIABLE INSURANCE PRODUCTS FUND (SERVICE
          AIM V.I. Government Securities                  CLASS 2)
          AIM V.I. Growth                                    VIP Asset Manager Growth (Service Class 2)
          AIM V.I. High Yield                                VIP Contrafund (Service Class 2)
          AIM V.I. International Growth                      VIP Equity-Income (Service Class 2)
          AIM V.I. Premier Equity                            VIP Growth (Service Class 2)
     AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.              VIP High Income (Service Class 2)
          American Century VP Balanced                       VIP Index 500 (Service Class 2)
          American Century VP International                  VIP Overseas (Service Class 2)
     DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.     FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
          Dreyfus Socially Responsible Growth Fund        TRUST
     DREYFUS STOCK INDEX FUND                                Franklin Global Health Care Securities (Merged into
          Dreyfus Stock Index Fund                               Franklin Small Cap on April 30, 2002)
     DREYFUS VARIABLE INVESTMENT FUND                        Franklin Small Cap
          VIF Growth and Income                              Franklin Technology Securities (Merged into
          VIF Money Market                                       Franklin Small Cap on April 30, 2003)
          VIF Small Company Stock                            Mutual Shares Securities
     FEDERATED INSURANCE SERIES                              Templeton Developing Markets Securities
          Federated Prime Money Fund II                      Templeton Foreign Securities
     FIDELITY VARIABLE INSURANCE PRODUCTS FUND               Templeton Global Income Securities
          VIP Contrafund                                     Templeton Growth Securities

--------------------------------------------------------------------------------
1.   ORGANIZATION (CONTINUED)

     GOLDMAN SACHS VARIABLE INSURANCE TRUST             OPPENHEIMER VARIABLE ACCOUNT FUNDS
          VIT Capital Growth                              (CONTINUED)
          VIT CORE Large Cap Growth (Closed April 30,        Oppenheimer Main Street  (formerly known as
              2002)                                             Oppenheimer Main Street Growth & Income)
          VIT CORE Small Cap Equity                          Oppenheimer Multiple Strategies
          VIT CORE U.S. Equity                               Oppenheimer Strategic Bond
          VIT Global Income (Closed April 30, 2002)     PUTNAM VARIABLE TRUST
          VIT Growth and Income                              VT Discovery Growth (formerly known as VT
          VIT International Equity                              Voyager II)
          VIT Mid Cap Value                                  VT Diversified Income
     LSA VARIABLE SERIES TRUST                               VT Growth and Income
          LSA Capital Growth (formerly known as LSA          VT Growth Opportunities
              Growth Equity)                                 VT Health Sciences
          LSA Diversified Mid Cap                            VT International Equity (formerly known as VT
          LSA Equity Growth (formerly known as Focused       International Growth)
              Equity)                                        VT New Value
     MFS VARIABLE INSURANCE TRUST                            VT Research
          MFS Emerging Growth                           STI CLASSIC VARIABLE TRUST
          MFS Investors Trust                                STI Capital Appreciation
          MFS New Discovery                                  STI Growth & Income
          MFS Research                                       STI International Equity
          MFS Utilities                                      STI Investment Grade Bond
     MFS VARIABLE INSURANCE TRUST (SERVICE CLASS)            STI Mid-Cap Equity
          MFS Emerging Growth (Service Class)                STI Quality Growth Stock (Closed September 6,
          MFS Investors Trust (Service Class)                   2002)
          MFS New Discovery (Service Class)                  STI Small Cap Value Equity
          MFS Research (Service Class)                       STI Value Income Stock
          MFS Utilities (Service Class)                 THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
     NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST            Van Kampen UIF Equity Growth
          AMT Guardian                                       Van Kampen UIF Fixed Income
          AMT Mid-Cap Growth                                 Van Kampen UIF Global Value Equity
          AMT Partners                                       Van Kampen UIF International Magnum *
     OPPENHEIMER VARIABLE ACCOUNT FUNDS                      Van Kampen UIF Mid Cap Value (Previously
          Oppenheimer Aggressive Growth                         known as Van Kampen UIF Mid Cap Core)
          Oppenheimer Capital Appreciation                   Van Kampen UIF U.S. Real Estate
          Oppenheimer Global Securities                      Van Kampen UIF Value

        *Fund was available, but had no activity as of December 31, 2003.

     The net assets are affected by the investment results of each fund, transactions by contractholders and certain contract expenses (see Note 4). The accompanying financial statements include only contractholders' purchase payments applicable to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the general account of Glenbrook Life.

     A contractholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

--------------------------------------------------------------------------------
1.   ORGANIZATION (CONTINUED)
     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

     Glenbrook Life provides insurance and administrative services to the contractholders for a fee. Glenbrook Life also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Glenbrook Life has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

      The LSA Variable Series Trust ("Trust") is managed by LSA Asset Management, LLC (the "Manager"), a wholly owned subsidiary of Allstate, pursuant to an investment management agreement with the Trust. The Manager is entitled to receive a management fee from the Trust. Fees are payable monthly at an annual rate as a percentage of average daily net assets at 0.85% for LSA Capital Growth, 0.90% for LSA Diversified Mid Cap , and 0.95% for LSA Equity Growth.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on net asset values of the Funds, which value their investment securities at fair value. The difference between cost and net asset value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

     REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Distributions of net realized gains earned by the Funds are recorded on the Funds' ex-distribution date.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in Section 817(h) of the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub account is required to satisfy the diversification requirements of Section 817(h). The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. As such, the operations of the Account are included in the tax return of Glenbrook Life. Glenbrook Life is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account, as the Account did not generate taxable income. Earnings and realized capital gains of the Account attributable to the contractholders are excluded in the determination of federal income tax liability of Glenbrook Life.

     USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

--------------------------------------------------------------------------------

3.   MERGER

     On March 10, 2004, the Board of Directors of Glenbrook Life approved the merger of the Glenbrook Life Scudder Variable Account A ("Scudder Account") and the Glenbrook Life and Annuity Company Variable Annuity Account ("Variable Annuity Account") into the Account (the "Merger"). Glenbrook Life will consummate the Merger on May 1, 2004. Collectively, the Account, Scudder Account, and the Variable Annuity Account are referred to as the "Separate Accounts".

     At December 31, 2003, the Scudder Account, Variable Annuity Account and the Account offered 9, 38 and 88 variable sub-accounts, respectively. The 38 sub-accounts offered by the Variable Annuity Account were invested in the same underlying funds as 38 of the sub accounts offered by the Account. Upon completion of the merger on May 1, 2004, the Account will offer 97 sub-accounts giving effect to the combination of consistent underlying Funds investments.

     The merger of the Separate Accounts, including the combination of overlapping sub-accounts, will require no adjustments and will not change the number of units and accumulation unit values of the contractholders' interests in the sub-accounts. Additionally, the contracts and related fee structures offered through the Account will not change as a result of the Merger. The following table presents a listing of the net assets applicable to the sub-accounts giving effect to the Merger as of December 31, 2003.

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

                  PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                      Pre-Merger                                    Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                               Glenbrook Life                              Glenbrook Life and      Glenbrook Life
                                               Multi-Manager    Glenbrook Life Scudder       Annuity Company        Multi-Manager
SUB-ACCOUNT                                   Variable Account    Variable Account A    Variable Annuity Account  Variable Account
----------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds
     AIM V. I. Aggressive Growth              $         74,754  $                    -  $                      -  $         74,754
     AIM V. I. Balanced                              4,094,218                       -                   819,004         4,913,222
     AIM V. I. Capital Appreciation                  3,861,372                       -                11,309,710        15,171,082
     AIM V. I. Core Equity                           3,002,124                       -                 1,064,165         4,066,289
     AIM V. I. Dent Demographics                         6,437                       -                         -             6,437
     AIM V. I. Diversified Income                    1,278,976                       -                         -         1,278,976
     AIM V. I. Global Utilities                         17,475                       -                         -            17,475
     AIM V. I. Government Securities                   775,116                       -                         -           775,116
     AIM V. I. Growth                                2,376,164                       -                   481,715         2,857,879
     AIM V. I. High Yield                              701,804                       -                 1,127,937         1,829,741
     AIM V. I. International Growth                    126,200                       -                         -           126,200
     AIM V. I. Premier Equity                        5,327,055                       -                 2,762,247         8,089,302

American Century Variable Portfolios, Inc.
     American Century VP Balanced                       84,643                       -                         -            84,643
     American Century VP International                  89,593                       -                         -            89,593

Dreyfus Socially Responsible Growth Fund, Inc.
     Dreyfus Socially Responsible Growth Fund          319,704                       -                         -           319,704

Dreyfus Stock Index Fund
     Dreyfus Stock Index Fund                        2,329,338                       -                         -         2,329,338

Dreyfus Variable Investment Fund
     VIF Growth & Income                               398,468                       -                         -           398,468
     VIF Money Market                                1,570,462                       -                         -         1,570,462
     VIF Small Company Stock                            69,649                       -                         -            69,649

Federated Insurance Series
     Federated Prime Money Fund II                   6,937,319                       -                 6,328,665        13,265,984

Fidelity Variable Insurance Products Fund
     VIP Contrafund                                  5,380,622                       -                 1,436,940         6,817,562
     VIP Equity-Income                               4,735,166                       -                 1,409,011         6,144,177
     VIP Growth                                      4,616,073                       -                 1,858,465         6,474,538
     VIP High Income                                 2,020,370                       -                   347,926         2,368,296
     VIP Index 500                                   3,340,950                       -                 2,915,799         6,256,749
     VIP Overseas                                      573,329                       -                   392,578           965,907

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

                  PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                      Pre-Merger                                     Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                               Glenbrook Life                              Glenbrook Life and      Glenbrook Life
                                                Multi-Manager   Glenbrook Life Scudder       Annuity Company        Multi-Manager
SUB-ACCOUNT                                   Variable Account    Variable Account A    Variable Annuity Account  Variable Account
----------------------------------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance Products Fund
  (Service Class 2)
     VIP Asset Manager Growth (Service
       Class 2)                                         31,137                       -                         -            31,137
     VIP Contrafund (Service Class 2)                1,256,102                       -                         -         1,256,102
     VIP Equity-Income (Service Class 2)             3,336,055                       -                         -         3,336,055
     VIP Growth (Service Class 2)                      892,230                       -                         -           892,230
     VIP High Income (Service Class 2)               1,202,441                       -                         -         1,202,441
     VIP Index 500 (Service Class 2)                 1,786,588                       -                         -         1,786,588
     VIP Overseas (Service Class 2)                     49,712                       -                         -            49,712

Franklin Templeton Variable Insurance
  Products Trust
     Franklin Small Cap                                347,547                       -                         -           347,547
     Mutual Shares Securities                        1,258,339                       -                         -         1,258,339
     Templeton Developing Markets Securities            33,070                       -                         -            33,070
     Templeton Foreign Securities                      303,461                       -                         -           303,461
     Templeton Global Income Securities                628,975                       -                   768,954         1,397,929
     Templeton Growth Securities                     1,025,837                       -                 5,300,479         6,326,316

Goldman Sachs Variable Insurance Trust
     VIT Capital Growth                                 77,782                       -                         -            77,782
     VIT CORE Small Cap Equity                         413,884                       -                         -           413,884
     VIT CORE U.S. Equity                              314,673                       -                         -           314,673
     VIT Growth and Income                               7,620                       -                         -             7,620
     VIT International Equity                           20,068                       -                         -            20,068
     VIT Mid Cap Value                                   7,556                       -                         -             7,556

LSA Variable Series Trust
     LSA Capital Growth Fund                           172,363                       -                         -           172,363
     LSA Diversified Mid Cap                               223                       -                         -               223
     LSA Equity Growth                                  96,250                       -                         -            96,250

MFS Variable Insurance Trust
     MFS Emerging Growth                             2,391,176                       -                   842,244         3,233,420
     MFS Investors Trust                               736,644                       -                   259,946           996,590
     MFS New Discovery                                 489,057                       -                    75,247           564,304
     MFS Research                                    1,577,921                       -                   556,088         2,134,009
     MFS Utilities                                      14,735                       -                    59,333            74,068

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

                  PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                      Pre-Merger                                     Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                               Glenbrook Life                              Glenbrook Life and      Glenbrook Life
                                                Multi-Manager   Glenbrook Life Scudder       Annuity Company        Multi-Manager
SUB-ACCOUNT                                   Variable Account    Variable Account A    Variable Annuity Account  Variable Account
----------------------------------------------------------------------------------------------------------------------------------
MFS Variable Insurance Trust (Service Class)
     MFS Emerging Growth (Service Class)               669,465                       -                         -           669,465
     MFS Investors Trust (Service Class)               764,732                       -                         -           764,732
     MFS New Discovery (Service Class)               1,025,651                       -                         -         1,025,651
     MFS Research (Service Class)                      396,711                       -                         -           396,711
     MFS Utilities (Service Class)                     613,520                       -                         -           613,520

Neuberger & Berman Advisers Management Trust
     AMT Guardian                                        6,960                       -                         -             6,960
     AMT Mid-Cap Growth                                 24,704                       -                         -            24,704
     AMT Partners                                      120,678                       -                         -           120,678

Oppenheimer Variable Account Funds
     Oppenheimer Aggressive Growth                   2,230,577                       -                   510,146         2,740,723
     Oppenheimer Capital Appreciation                6,706,746                       -                 1,174,909         7,881,655
     Oppenheimer Global Securities                   3,302,913                       -                 1,391,192         4,694,105
     Oppenheimer Main Street                         8,580,059                       -                 2,541,435        11,121,494
     Oppenheimer Multiple Strategies                 5,749,796                       -                 6,474,185        12,223,981
     Oppenheimer Strategic Bond                      6,133,992                       -                 2,508,901         8,642,893

Putnam Variable Trust
     VT Discovery Growth                               844,455                       -                         -           844,455
     VT Diversified Income                           1,116,642                       -                   111,256         1,227,898
     VT Growth and Income                              579,228                       -                    38,535           617,763
     VT Growth Opportunities                           159,474                       -                    24,870           184,344
     VT Health Sciences                                698,520                       -                    64,315           762,835
     VT International Equity                            11,142                       -                         -            11,142
     VT New Value                                      691,618                       -                    25,866           717,484
     VT Research                                        77,002                       -                         -            77,002

Scudder Variable Series I
     Balanced                                                -               3,237,017                         -         3,237,017
     Bond                                                    -               1,383,149                         -         1,383,149
     Capital Growth                                          -               2,026,920                         -         2,026,920
     Global Discovery                                        -               1,577,600                         -         1,577,600
     Growth and Income                                       -               1,569,589                         -         1,569,589
     International                                           -                 915,939                         -           915,939
     Money Market                                            -               1,593,166                         -         1,593,166
     21st Century Growth                                     -                 657,152                         -           657,152

Scudder Variable Series II
     Growth                                                  -                 841,556                         -           841,556

--------------------------------------------------------------------------------

3.   MERGER (CONTINUED)

                  PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                                DECEMBER 31, 2003

                                                                      Pre-Merger                                    Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                               Glenbrook Life                              Glenbrook Life and      Glenbrook Life
                                                Multi-Manager   Glenbrook Life Scudder       Annuity Company        Multi-Manager
SUB-ACCOUNT                                   Variable Account    Variable Account A    Variable Annuity Account  Variable Account
----------------------------------------------------------------------------------------------------------------------------------
STI Classic Variable Trust
     STI Capital Appreciation                        4,114,203                       -                47,386,083        51,500,286
     STI Growth & Income                             2,806,340                       -                 1,128,155         3,934,495
     STI International Equity                          373,114                       -                 6,244,770         6,617,884
     STI Investment Grade Bond                       5,124,264                       -                13,826,045        18,950,309
     STI Mid-Cap Equity                              1,692,673                       -                12,264,454        13,957,127
     STI Small Cap Value Equity                      4,051,745                       -                 6,909,691        10,961,436
     STI Value Income Stock                          2,172,630                       -                38,138,755        40,311,385

The Universal Institutional Funds, Inc.
     Van Kampen UIF Equity Growth                      166,294                       -                         -           166,294
     Van Kampen UIF Fixed Income                     2,267,335                       -                         -         2,267,335
     Van Kampen UIF Global Value Equity                 37,788                       -                         -            37,788
     Van Kampen UIF Mid Cap Value                      722,113                       -                         -           722,113
     Van Kampen UIF U.S. Real Estate                   158,147                       -                         -           158,147
     Van Kampen UIF Value                              277,334                       -                         -           277,334
                                              ----------------  ----------------------  ------------------------  ----------------
         TOTAL NET ASSETS                     $    137,047,392  $           13,802,088  $            180,880,016  $    331,729,496
                                              ================  ======================  ========================  ================

--------------------------------------------------------------------------------

4.   EXPENSES

     MORTALITY AND EXPENSE RISK CHARGE - Glenbrook Life assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate ranging from 1.05% to 1.95% per annum of the daily net assets of the Account, based on the Contract and rider options selected. The mortality and expense risk charge is recognized as a reduction in accumulation unit values. The mortality and expense risk charge covers insurance benefits available with the Contracts and certain expenses of the Contracts. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the Contracts. Glenbrook Life guarantees that the amount of this charge will not increase over the life of the Contracts. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge. Glenbrook Life guarantees that the amount of this charge will not increase over the lives of the Contracts.

     ADMINISTRATIVE EXPENSE CHARGE - Glenbrook Life deducts administrative expense charges daily at a rate equal to .10% per annum of the average daily net assets of the Account. Glenbrook Life guarantees that the amount of this charge will not increase over the lives of the Contracts. The administrative expense charge is recognized as a reduction in accumulation unit values.

     CONTRACT MAINTENANCE CHARGE - Glenbrook Life deducts an annual maintenance charge of $35 on each Contract anniversary and guarantees that this charge will not increase over the lives of the Contracts. This charge will be waived if certain conditions are met. The contract maintenance charge is recognized as redemption of units.

     WITHDRAWAL CHARGE - In the event of withdrawal of the account value during a specified period, a withdrawal charge may be imposed. The withdrawal charge ranges from 6% to 8% in the early years of the Contract and declines to 0% after a specified period depending upon the Contract. These amounts are included in payments on terminations but are remitted to Glenbrook Life.

--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS

     The cost of purchases of investments for the year ended December 31, 2003 were as follows:

                                                                         Purchases
                                                                        ------------
Investments in the AIM Variable Insurance Funds Sub-Accounts:
     AIM V. I. Aggressive Growth                                        $      3,597
     AIM V. I. Balanced                                                      375,110
     AIM V. I. Capital Appreciation                                          207,031
     AIM V. I. Core Equity                                                   129,377
     AIM V. I. Dent Demographics                                                   5
     AIM V. I. Diversified Income                                            171,200
     AIM V. I. Global Utilities                                                  607
     AIM V. I. Government Securities                                         177,260
     AIM V. I. Growth                                                        189,751
     AIM V. I. High Yield                                                    152,690
     AIM V. I. International Growth                                           16,620
     AIM V. I. Premier Equity                                                236,949

Investments in the American Century Variable Portfolios, Inc
  Sub-Accounts:
     American Century VP Balanced                                             16,183
     American Century VP International                                           656

Investments in the Dreyfus Socially Responsible Growth Fund, Inc.
  Sub-Account:
     Dreyfus Socially Responsible Growth Fund                                 25,227

Investments in the Dreyfus Stock Index Fund Sub-Account:
     Dreyfus Stock Index Fund                                                295,499

Investments in the Dreyfus Variable Investment Fund Sub-Accounts:
     VIF Growth & Income                                                      79,000
     VIF Money Market                                                        616,697
     VIF Small Company Stock                                                   6,415

Investments in the Federated Insurance Series Sub-Account:
     Federated Prime Money Fund II                                         2,277,772

Investments in the Fidelity Variable Insurance Products Fund
  Sub-Accounts:
     VIP Contrafund                                                          365,889
     VIP Equity-Income                                                       433,965
     VIP Growth                                                              138,023
     VIP High Income                                                         634,810
     VIP Index 500                                                           199,497
     VIP Overseas                                                             11,216

--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                         Purchases
                                                                        ------------
Investments in the Fidelity Variable Insurance Products Fund
  (Service Class 2) Sub-Accounts:
     VIP Asset Manager Growth (Service Class 2)                         $     14,378
     VIP Contrafund (Service Class 2)                                        194,081
     VIP Equity-Income (Service Class 2)                                     625,594
     VIP Growth (Service Class 2)                                            219,528
     VIP High Income (Service Class 2)                                       513,126
     VIP Index 500 (Service Class 2)                                         180,043
     VIP Overseas (Service Class 2)                                            1,249

Investments in the Franklin Templeton Variable Insurance Products
  Trust Sub-Accounts:
     Franklin Small Cap (a)                                                  101,230
     Franklin Technology Securities (a)                                          952
     Mutual Shares Securities                                                369,999
     Templeton Developing Markets Securities                                  19,585
     Templeton Foreign Securities                                            140,373
     Templeton Global Income Securities                                      252,964
     Templeton Growth Securities                                             219,759

Investments in the Goldman Sachs Variable Insurance Trust
  Sub-Accounts:
     VIT Capital Growth                                                          732
     VIT CORE Small Cap Equity                                                61,197
     VIT CORE U.S. Equity                                                     63,072
     VIT Growth and Income                                                        87
     VIT International Equity                                                    680
     VIT Mid Cap Value                                                           134

Investments in the LSA Variable Series Trust Sub-Accounts:
     LSA Capital Growth (b)                                                  111,454
     LSA Diversified Mid Cap (c)                                                 172
     LSA Equity Growth (d)                                                    65,397

Investments in the MFS Variable Insurance Trust Sub-Accounts:
     MFS Emerging Growth                                                     102,848
     MFS Investors Trust                                                      87,554
     MFS New Discovery                                                       108,314
     MFS Research                                                             53,592
     MFS Utilities                                                               292

(a) On April 30, 2003, Franklin Technology Securities merged into Franklin Small Cap

(b) Previously known as LSA Growth Equity

(c) For period beginning May 1, 2003 and ended December 31, 2003

(d) Previously known as LSA Focused Equity

--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                         Purchases
                                                                        ------------
Investments in the MFS Variable Insurance Trust (Service Class)
  Sub-Accounts:
     MFS Emerging Growth (Service Class)                                $     85,330
     MFS Investors Trust (Service Class)                                      53,659
     MFS New Discovery (Service Class)                                       163,455
     MFS Research (Service Class)                                             23,093
     MFS Utilities (Service Class)                                           118,087

Investments in the Neuberger & Berman Advisers Management Trust
  Sub-Accounts:
     AMT Guardian                                                                 53
     AMT Partners                                                              3,314

Investments in the Oppenheimer Variable Account Funds Sub-Accounts:
     Oppenheimer Aggressive Growth                                           150,087
     Oppenheimer Capital Appreciation                                        719,996
     Oppenheimer Global Securities                                           304,753
     Oppenheimer Main Street (e)                                             849,681
     Oppenheimer Multiple Strategies                                         963,711
     Oppenheimer Strategic Bond                                            1,744,747

Investments in the Putnam Variable Trust Sub-Accounts:
     VT Discovery Growth (f)                                                 103,085
     VT Diversified Income                                                   261,648
     VT Growth and Income                                                     53,895
     VT Growth Opportunities                                                  34,759
     VT Health Sciences                                                       51,776
     VT International Equity (g)                                               2,280
     VT New Value                                                            149,709
     VT Research                                                              27,291

(e) Previously known as Oppenheimer Main Street Growth & Income

(f) Previously known as VT Voyager II

(g) Previously known as VT International Growth

--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                         Purchases
                                                                        ------------
Investments in the STI Classic Variable Trust Sub-Accounts:
     STI Capital Appreciation                                           $    205,976
     STI Growth & Income                                                     176,453
     STI International Equity                                                 39,430
     STI Investment Grade Bond                                             1,461,868
     STI Mid-Cap Equity                                                      244,071
     STI Small Cap Value Equity                                              488,835
     STI Value Income Stock                                                  193,463

Investments in The Universal Institutional Funds, Inc. Sub-Accounts:
     Van Kampen UIF Equity Growth                                              8,058
     Van Kampen UIF Fixed Income                                             913,621
     Van Kampen UIF Global Value Equity                                            1
     Van Kampen UIF Mid Cap Value (h)                                        153,581
     Van Kampen UIF U.S. Real Estate                                         142,023
     Van Kampen UIF Value                                                     28,052
                                                                        ------------

                                                                        $ 20,189,273
                                                                        ============

(h) Previously known as Van Kampen UIF Mid Cap Core

--------------------------------------------------------------------------------
6.   FINANCIAL HIGHLIGHTS

     Glenbrook Life offers multiple variable annuity contracts through this Account that have unique combinations of features and fees that are assessed to the contractholders. Differences in these fee structures result in various contract expense rates and accumulation unit fair values which in turn result in various expense and total return ratios.

     In the table below, the units, the range of lowest to highest accumulation unit fair values, net assets, the investment income ratio, the range of lowest to highest expense ratios assessed by Glenbrook Life and the corresponding range of total return is presented for each rider option of the sub-accounts that had outstanding units during the period. These ranges of lowest to highest accumulation unit fair values and total return are based on the product groupings that represent lowest and highest expense ratio amounts. Therefore, some individual contract ratios are not within the ranges presented. The range of the lowest and highest unit fair values disclosed in the Statement of Net Assets may differ from the values disclosed herein because the values in the Statement of Net Assets represent the absolute lowest and highest values without consideration of the corresponding expense ratios.

     As discussed in Note 4, the expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of daily net assets. The amount deducted is based upon the product and the number and magnitude of rider options selected by each contractholder. This results in several accumulation unit values for each sub-account based upon those choices.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

        * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests.

        ** EXPENSE RATIO - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and administrative expense charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying fund have been excluded.

        *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units.

             Since the total return for periods less than one year has not been annualized, the difference between the lowest and the highest total return in the range may be broader if one or both of the total returns relate to a product which was introduced during the reporting year.

             Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  ----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  ------------------
     Investments in the AIM Variable
       Insurance Funds Sub-Accounts:
         AIM V. I. Aggressive Growth
           2003                              9  $  8.11 - $  8.22  $       75           0.00%  1.35 %-  1.85 %    24.33 %-   24.97 %
           2002                             11     6.52 -    6.57          73           0.00   1.35  -  1.85     -24.10  -  -23.71
           2001 (l)                          3     8.59 -    8.62          29           0.00   1.35  -  1.85     -14.11  -  -13.82
         AIM V. I. Balanced
           2003                            451     8.45 -    9.90       4,094           1.93   1.15  -  1.85      14.21  -   15.03
           2002                            475     7.40 -    8.61       3,776           2.53   1.15  -  1.85     -18.63  -  -18.05
           2001                            440     9.09 -   10.50       4,356           1.97   1.15  -  1.85     -12.44  -   -9.10

     (l)  For the period beginning May 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  -----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  -------------------
     Investments in the AIM Variable
       Insurance Funds
       Sub-Accounts (continued):
         AIM V. I. Capital
           Appreciation
             2003                          433  $  8.16 - $ 10.42  $    3,861         0.00 %   1.15 %-  1.85 %    27.13 %-   28.04 %
             2002                          465     6.42 -    8.14       3,313         0.00     1.15  -  1.85     -25.76  -  -25.22
             2001                          530     8.64 -   10.88       5,112         0.00     1.15  -  1.85     -24.16  -  -13.58
         AIM V. I. Core Equity
             2003                          337     8.57 -    9.98       3,002         0.95     1.15  -  1.85      22.12  -   23.00
             2002                          370     7.02 -    8.11       2,708         0.30     1.15  -  1.85     -17.15  -  -16.55
             2001                          440     8.47 -    9.72       3,891         0.05     1.15  -  1.85     -23.72  -  -15.32
         AIM V. I. Dent
           Demographics
             2003                            1     7.58 -    7.68           6         0.00     1.35  -  1.85      34.93  -   35.61
             2002                            1     5.62 -    5.66           6         0.00     1.35  -  1.85     -33.46  -  -33.12
             2001 (l)                        1     8.44 -    8.47           9         0.00     1.35  -  1.85     -15.59  -  -15.30
         AIM V. I. Diversified
           Income
             2003                          116    10.86 -   11.04       1,279         6.39     1.15  -  1.85       7.22  -    7.99
             2002                          113    10.13 -   10.22       1,156        13.31     1.15  -  1.85       0.41  -    1.13
             2001                           18    10.09 -   10.10         175         6.29     1.15  -  1.85       0.92  -    2.40
         AIM V. I. Global Utilities
             2003                            2     8.35 -    8.92          17         3.78     1.35  -  1.37      17.42  -   17.44
             2002                            2     7.11 -    7.59          15         2.97     1.35  -  1.37     -26.55  -  -26.53
             2001                            2    10.30 -   10.34          20         1.19     1.35  -  1.45     -28.90  -    2.97
         AIM V. I. Government
           Securities
             2003                           64    11.70 -   12.22         775         2.41     1.15  -  1.65      -0.58  -   -0.09
             2002                           62    11.77 -   12.23         756         2.36     1.15  -  1.65       8.34  -   17.73
             2001                           36    11.29 -   11.69         415         2.06     1.15  -  1.45       4.87  -    5.19
         AIM V. I. Growth
             2003                          375     7.19 -    7.30       2,376         0.00     1.15  -  1.85      28.81  -   29.74
             2002                          403     5.55 -    5.67       1,981         0.00     1.15  -  1.85     -32.25  -  -31.76
             2001                          458     8.13 -    8.37       3,307         0.21     1.15  -  1.85     -34.65  -  -16.33
         AIM V. I. High Yield
             2003                           69     9.99 -   10.93         702         7.73     1.15  -  1.85      25.67  -   26.58
             2002                           64     7.89 -    8.70         510         0.00     1.15  -  1.85      -7.58  -   -6.91
             2001                           67     8.48 -    9.41         571        15.34     1.15  -  1.85      -6.09  -   -5.88

     (l)  For the period beginning May 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  -----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  -------------------
     Investments in the AIM Variable
       Insurance Funds
       Sub-Accounts (continued):
         AIM V. I. International
           Growth
             2003                           13  $  9.37 - $  9.58  $      126         0.51 %   1.15 %-  1.59 %    27.03 %-   27.59 %
             2002                           14     7.37 -    7.51         109         0.55     1.15  -  1.59     -17.01  -  -16.64
             2001                           17     6.25 -    9.01         149         0.31     1.15  -  1.65     -37.45  -  -24.41
         AIM V. I. Premier
           Equity
             2003                          630     7.41 -    9.20       5,327         0.30     1.15  -  1.85      22.77  -   23.65
             2002                          668     6.04 -    7.44       4,606         0.30     1.15  -  1.85     -31.55  -  -31.06
             2001                          757     8.82 -   10.79       7,772         0.13     1.15  -  1.85     -13.57  -  -11.77

     Investments in the American
       Century Variable Portfolios,
       Inc. Sub-Accounts:
         American Century VP
           Balanced
             2003                            7    12.58 -   12.66          85         3.54     1.35  -  1.45      17.74  -   17.86
             2002                           11    10.69 -   10.75         114         2.80     1.35  -  1.45     -10.86  -  -10.77
             2001                           12    11.99 -   12.04         142         3.62     1.35  -  1.45      -4.94  -   -4.84
         American Century VP
           International
             2003                            9    10.46 -   10.52          90         0.70     1.35  -  1.45      22.72  -   22.84
             2002                            9     8.52 -    8.57          73         0.88     1.35  -  1.45     -21.52  -  -21.44
             2001                           12    10.86 -   10.91         128         0.09     1.35  -  1.45     -30.20  -  -30.13

     Investments in the Dreyfus
       Socially Responsible
       Growth Fund, Inc.
       Sub-Account:
         Dreyfus Socially
           Responsible Growth
           Fund
             2003                           39     5.55 -    8.48         320         0.11     1.15  -  1.65      23.94  -   24.56
             2002                           39     4.48 -    6.81         259         0.27     1.15  -  1.65     -30.11  -  -29.76
             2001                           26     6.41 -    9.69         264         0.06     1.15  -  1.65     -35.90  -  -23.47

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  -----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  -------------------
     Investments in the Dreyfus
       Stock Index Fund
       Sub-Account:
         Dreyfus Stock Index
           Fund
             2003                          244  $  8.66 - $  9.83  $    2,329         1.45 %   1.15 %-  1.85 %    25.99 %-   26.90 %
             2002                          249     6.87 -    7.75       1,907         1.46     1.15  -  1.85     -23.80  -  -23.25
             2001                          185     9.02 -   10.10       1,997         1.52     1.15  -  1.85     -13.19  -   -9.82

     Investments in the Dreyfus
       Variable Investment Fund
       Sub-Accounts:
         VIF Growth & Income
             2003                           41     8.31 -   10.19         398         0.81     1.15  -  1.85      24.23  -   25.12
             2002                           42     6.69 -    8.15         340         0.60     1.15  -  1.85     -33.13  -  -26.18
             2001                           45     8.68 -   11.04         498         0.46     1.15  -  1.65     -13.17  -   -6.93
         VIF Money Market
             2003                          149     9.93 -   11.19       1,570         0.71     1.15  -  1.85      -1.17  -   -0.45
             2002                          242    10.05 -   11.25       2,652         1.38     1.15  -  1.85      -0.41  -    0.30
             2001                          146    10.09 -   11.21       1,612         3.00     1.15  -  1.85       0.90  -   12.11
         VIF Small Company
           Stock
             2003                            5    13.13 -   13.35          70         0.12     1.35  -  1.59      40.69  -   41.02
             2002                            5     9.49 -    9.67          46         0.24     1.15  -  1.59     -20.98  -  -20.63
             2001                            5    12.01 -   12.18          65         0.07     1.15  -  1.59      -3.10  -   -2.67

     Investments in the Federated
       Insurance Series
       Sub-Accounts:
         Federated Prime
           Money Fund II
             2003                          666     9.91 -   10.79       6,937         0.74     1.15  -  1.85      -1.18  -   -0.47
             2002                          814     9.93 -   10.84       8,524         1.46     1.15  -  2.05      -0.68  -    0.24
             2001                          494    10.00 -   10.82       5,207         3.33     1.15  -  2.05       0.02  -    2.57

     Investments in the Fidelity
       Variable Insurance Products
       Fund Sub-Accounts:
         VIP Contrafund
           2003                            435     8.98 -   13.06       5,381         0.44     1.15  -  1.65      26.36  -   27.00
           2002                            451     7.11 -   10.28       4,421         0.89     1.15  -  1.65     -10.83  -  -10.39
           2001                            520     7.97 -   11.47       5,700         0.75     1.15  -  1.65     -13.69  -  -13.25

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  -----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  -------------------
     Investments in the Fidelity
       Variable Insurance
       Products Fund
       Sub-Accounts (continued):
         VIP Equity-Income
             2003                          409  $ 10.20 - $ 11.74  $    4,735         1.74 %   1.15 %-  1.65 %    28.20 %-   28.84 %
             2002                          439     7.96 -    9.11       3,957         1.85     1.15  -  1.65     -18.31  -  -17.90
             2001                          482     9.74 -   11.10       5,326         1.45     1.15  -  1.65      -6.52  -   -6.05
         VIP Growth
             2003                          494     6.09 -    9.90       4,616         0.27     1.15  -  1.65      30.68  -   31.33
             2002                          543     4.66 -    7.54       3,883         0.27     1.15  -  1.65     -31.25  -  -30.91
             2001                          662     6.78 -   10.91       6,920         0.07     1.15  -  1.65     -19.01  -  -18.60
         VIP High Income
             2003                          212     9.18 -    9.60       2,020         6.44     1.15  -  1.65      25.18  -   25.81
             2002                          170     7.34 -    7.63       1,284        10.70     1.15  -  1.65       1.75  -    2.26
             2001                          190     7.21 -    7.46       1,407        12.18     1.15  -  1.65     -13.18  -  -12.75
         VIP Index 500
             2003                          437     7.37 -    7.75       3,341         1.49     1.15  -  1.65      26.31  -   26.94
             2002                          482     5.84 -    6.11       2,912         1.34     1.15  -  1.65     -23.52  -  -23.14
             2001                          533     7.63 -    7.94       4,202         0.89     1.15  -  1.65     -13.55  -  -13.11
         VIP Overseas
             2003                           79     7.29 -    7.44         573         0.81     1.15  -  1.65      41.03  -   41.73
             2002                           95     5.14 -    5.28         488         0.89     1.15  -  1.65     -21.59  -  -21.19
             2001                          115     6.53 -    6.73         749         5.16     1.15  -  1.65     -22.47  -  -22.07

     Investments in the Fidelity
       Variable Insurance Products
       Fund (Service Class 2)
       Sub-Accounts:
         VIP Asset Manager
           Growth (Service
           Class 2)
             2003                            3     9.51 -    9.57          31         2.24     1.35  -  1.60      21.06  -   21.37
             2002                            3     7.85 -    7.89          21         1.99     1.35  -  1.60     -21.47  -  -16.96
             2001 (l)                        2     9.48 -    9.50          16         0.00     1.35  -  1.60      -5.19  -   -5.03
         VIP Contrafund
           (Service Class 2)
             2003                          118    10.67 -   12.68       1,256         0.28     1.35  -  2.05      25.57  -   26.47
             2002                          103     8.44 -   10.10         867         0.51     1.35  -  2.05     -11.46  -  -10.83
             2001 (l)                       44     9.46 -   11.41         412         0.00     1.35  -  2.05      -5.35  -   14.09

     (l)  For the period beginning May 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  -----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  -------------------
     Investments in the Fidelity
       Variable Insurance Products
       Fund (Service Class 2)
       Sub-Accounts:
         VIP Equity-Income
           (Service Class 2)
             2003                          338  $  9.82 - $ 12.08  $    3,336         1.50 %   1.35 %-  2.05 %    27.37 %-   28.27 %
             2002                          318     7.66 -    9.48       2,443         1.27     1.35  -  2.05     -18.27  -   -5.17
             2001 (l)                      121     9.34 -    9.37       1,134         0.00     1.35  -  1.85      -6.61  -   -6.30
         VIP Growth (Service
           Class 2)
             2003                          113     7.70 -    7.80         892         0.10     1.35  -  1.85      30.09  -   30.75
             2002                          106     5.92 -    5.97         638         0.11     1.35  -  1.85     -31.59  -  -31.24
             2001 (l)                       42     8.65 -    8.68         373         0.00     1.35  -  1.85     -13.49  -  -13.19
         VIP High Income
           (Service Class 2)
             2003                          105    11.33 -   11.49       1,202         6.11     1.35  -  1.85      24.41  -   25.04
             2002                           69     9.11 -    9.19         634         5.30     1.35  -  1.85       1.39  -    1.90
             2001 (l)                       18     8.99 -    9.02         161         0.00     1.35  -  1.85     -10.14  -   -9.84
         VIP Index 500
           (Service Class 2)
             2003                          204     8.62 -    8.74       1,787         1.19     1.35  -  1.85      25.72  -   26.36
             2002                          219     6.86 -    6.92       1,516         1.01     1.35  -  1.85     -23.88  -  -23.50
             2001 (l)                      111     9.01 -    9.04       1,006         0.00     1.35  -  1.85      -9.90  -   -9.59
         VIP Overseas
           (Service Class 2)
             2003                            5     8.85 -    8.91          50         0.53     1.35  -  1.60      40.75  -   41.11
             2002                            6     6.29 -    6.31          44         0.76     1.35  -  1.60     -21.73  -  -21.53
             2001 (l)                        5     8.03 -    8.05          39         0.00     1.35  -  1.60     -19.68  -  -19.55

     Investments in the Franklin
       Templeton Variable
       Insurance Products
       Trust Sub-Accounts:
         Franklin Global Health
           Care Securities
             2002 (i)                        -      N/A -     N/A           -         0.00     1.35  -  1.85        N/A  -     N/A
             2001 (l)                        1     9.78 -    9.82           8         0.00     1.35  -  1.85      -2.16  -   -1.82

     (i) On April 30, 2002, Franklin Global Health Care Securities merged into Franklin Small Cap

     (l)  For the period beginning May 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  -----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  -------------------
     Investments in the Franklin
       Templeton Variable
       Insurance Products Trust
       Sub-Accounts (continued):
         Franklin Small Cap
             2003 (a)                       37  $  8.73 - $ 16.81  $      348         0.00 %   1.15 %-  1.85 %    34.71 %-   35.68 %
             2002 (i)                       25     6.48 -   12.39         182         0.28     1.15  -  1.85     -30.01  -  -29.50
             2001                            9     9.25 -   17.57         103         0.12     1.15  -  1.85     -16.22  -   -7.46
         Franklin Technology
           Securities
             2003 (a)                        -     4.78 -    4.80           -         0.00     1.35  -  1.60       9.12  -    9.21
             2002                            1     4.38 -    4.40           5         0.00     1.35  -  1.60     -44.80  -  -44.66
             2001 (l)                        1     7.93 -    7.94           5         0.00     1.35  -  1.60     -20.71  -  -20.58
         Mutual Shares
           Securities
             2003                          112    10.42 -   16.10       1,258         0.99     1.15  -  1.85      22.83  -   23.72
             2002                           77     8.48 -   13.02         714         0.95     1.15  -  1.85     -13.44  -  -12.82
             2001                           32     9.80 -   14.93         361         1.18     1.15  -  1.85      -2.00  -   49.31
         Templeton Developing
           Markets Securities
             2003                            2    13.93 -   16.13          33         0.76     1.60  -  1.75      50.55  -   61.28
             2002                            1     9.25 -    9.25           7         0.00     1.60  -  1.60      -7.46  -   -7.46
             2001 (l) (m)                    -        - -       -           -         0.00     0.00  -  0.00       0.00  -    0.00
         Templeton Foreign
           Securities
             2003                           33     9.07 -    9.50         303         1.74     1.15  -  1.85      29.77  -   30.70
             2002                           19     6.99 -    7.27         132         1.51     1.15  -  1.85     -20.07  -  -19.49
             2001                            8     8.75 -    9.03          72         2.22     1.15  -  1.85     -16.96  -  -12.54
         Templeton Global
           Income Securities
             2003                           39    14.86 -   16.69         629         7.34     1.15  -  1.85      20.17  -   21.04
             2002                           35    12.36 -   13.79         461         0.92     1.15  -  1.85      19.76  -   23.62
             2001                           22    10.52 -   11.51         254         3.30     1.15  -  1.65       1.06  -    5.16
         Templeton Growth
           Securities
             2003                           88    10.05 -   13.96       1,026         1.54     1.15  -  1.85      29.69  -   30.63
             2002                           74     7.75 -   10.69         679         2.14     1.15  -  1.85     -20.00  -  -19.42
             2001                           40     9.68 -   13.26         498         2.17     1.15  -  1.85      -3.17  -   -2.45

     (a) On April 30, 2003, Franklin Technology Securities merged into Franklin Small Cap

     (i) On April 30, 2002, Franklin Global Health Care Securities merged into Franklin Small Cap

     (l)  For the period beginning May 1, 2001 and ended December 31, 2001

     (m)  Although available in 2001, there was no activity until 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  -----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  -------------------
     Investments in the Goldman
       Sachs Variable Insurance
       Trust Sub-Accounts
         VIT Capital Growth
             2003                           10  $  6.68 - $  9.85  $       78         0.27 %   1.15 %-  1.65 %    21.71 %-   22.32 %
             2002                           10     5.49 -    8.05          64         0.10     1.15  -  1.65     -25.57  -  -25.20
             2001                           21     7.37 -   10.76         206         0.73     1.15  -  1.65     -15.87  -  -15.45
         VIT CORE Large Cap
           Growth
             2002 (j)                        -      N/A -     N/A           -         0.00     1.59  -  1.59        N/A  -     N/A
             2001                          < 1     8.97 -    8.97           4         0.01     1.59  -  1.59     -22.02  -  -22.02
         VIT CORE Small Cap
           Equity
             2003                           30    12.11 -   15.59         414         0.23     1.15  -  1.85      43.31  -   44.34
             2002                           29     8.45 -   10.80         279         0.29     1.15  -  1.85     -16.54  -  -15.94
             2001                           25    10.13 -   12.85         301         0.32     1.15  -  1.85       1.29  -    3.33
         VIT CORE U.S. Equity
             2003                           35     8.75 -   10.34         315         0.76     1.15  -  1.85      27.08  -   28.00
             2002                           29     6.89 -    8.08         208         0.57     1.15  -  1.85     -23.34  -  -22.79
             2001                           26     8.98 -   10.47         258         0.42     1.15  -  1.85     -10.15  -    4.66
         VIT Global Income
             2002 (j)                        -      N/A -     N/A           -         0.00     1.15  -  1.85        N/A  -     N/A
             2001                           14    10.17 -   11.09         153         7.02     1.15  -  1.85       1.73  -    3.60
         VIT Growth and Income
             2003                            1     9.31 -    9.31           8         1.30     1.59  -  1.59      22.40  -   22.40
             2002                            1     7.60 -    7.60           6         1.09     1.59  -  1.59     -12.74  -  -12.74
             2001                            1     8.71 -    8.83          12         0.30     1.15  -  1.59     -10.78  -  -10.38
         VIT International Equity
             2003                            2     9.94 -   10.05          20         3.78     1.37  -  1.59      33.36  -   33.65
             2002                            2     7.45 -    7.59          16         1.09     1.15  -  1.59     -19.63  -  -19.27
             2001                            2     9.27 -    9.40          20         1.46     1.15  -  1.59     -23.49  -  -23.15
         VIT Mid Cap Value
             2003                          < 1    16.73 -   16.73           8         0.87     1.37  -  1.37      26.65  -   26.65
             2002                          < 1    13.21 -   13.21           6         1.05     1.37  -  1.37      -5.99  -   -5.99
             2001                          < 1    14.06 -   14.06           6         2.19     1.37  -  1.37      10.52  -   10.52

     (j)  For the period beginning January 1, 2002 and ended on April 30, 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  -----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  -------------------
     Investments in the LSA
       Variable Series Trust
       Sub-Accounts:
         LSA Capital Growth (b)
             2003                           21  $  7.93 - $  8.04  $      172         0.31 %   1.35 %-  1.85 %    21.25 %-   21.87 %
             2002                            6     6.54 -    6.60          39         0.09     1.35  -  1.85     -34.01  -  -25.77
             2001 (l)                        1     8.82 -    8.82           4         0.00     1.85  -  1.85     -11.85  -  -11.85
         LSA Diversified Mid Cap
             2003 (c)                      < 1    10.18 -   10.18         < 1         0.00     1.45  -  1.45       1.82  -    1.82
         LSA Equity Growth (d)
             2003                           12     7.57 -    7.68          96         0.00     1.35  -  1.85      21.19  -   21.81
             2002                            4     6.25 -    6.30          27         0.00     1.35  -  1.85     -31.12  -  -30.76
             2001 (l)                        1     9.07 -    9.10           9         0.00     1.35  -  1.85      -9.28  -   -8.98

     Investments in the MFS
       Variable Insurance Trust
       Sub-Accounts:
         MFS Emerging Growth
             2003                          297     4.41 -    9.20       2,391         0.00     1.15  -  1.65      28.10  -   28.74
             2002                          331     3.44 -    7.15       2,095         0.00     1.15  -  1.65     -34.85  -  -34.52
             2001                          361     5.29 -   10.91       3,614         0.00     1.15  -  1.65     -34.58  -  -34.25
         MFS Investors Trust
             2003                           88     7.44 -    8.83         737         0.65     1.15  -  1.65      20.15  -   20.75
             2002                           96     6.19 -    7.31         675         0.57     1.15  -  1.65     -22.26  -  -21.87
             2001                          106     7.97 -    9.36         966         0.14     1.15  -  1.65     -17.34  -  -16.92
         MFS Limited Maturity
             2001 (n)                        -      N/A -     N/A           -         0.00     0.00  -  0.00        N/A  -     N/A
         MFS New Discovery
             2003                           39     9.38 -   15.87         489         0.00     1.15  -  1.75      31.40  -   32.19
             2002                           27     7.14 -   12.00         283         0.00     1.15  -  1.75     -32.41  -  -28.58
             2001                           24     8.92 -   17.76         379         2.54     1.15  -  1.65     -10.77  -   -6.12
         MFS Research
             2003                          219     6.07 -    7.77       1,578         0.65     1.15  -  1.65      22.67  -   23.28
             2002                          233     4.95 -    6.30       1,362         0.26     1.15  -  1.65     -25.77  -  -25.40
             2001                          253     6.67 -    8.44       2,003         1.30     1.15  -  1.65     -22.55  -  -22.16

     (b)  Previously known as LSA Growth Equity
     (c)  For period beginning May 1, 2003 and ended December 31, 2003
     (d)  Previously known as LSA Focused Equity
     (l)  For the period beginning May 1, 2001 and ended December 31, 2001
     (n)  For the period beginning October 22, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  -----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  -------------------
     Investments in the MFS
       Variable Insurance Trust
       Sub-Accounts (continued):
         MFS Utilities
             2003                            2  $  9.24 - $  9.31  $       15         1.91 %   1.37 %-  1.69 %    33.62 %-   34.05 %
             2002                            2     6.92 -    6.95          16         1.30     1.37  -  1.69     -30.82  -  -23.78
             2001 (l)                        1     9.12 -    9.12           7         0.00     1.47  -  1.47      -8.84  -   -8.84
     Investments in the MFS
       Variable Insurance Trust
       (Service Class)
       Sub-Accounts:
         MFS Emerging Growth
           (Service Class)
             2003                           98     6.73 -    6.82         669         0.00     1.35  -  1.85      27.53  -   28.18
             2002                           93     5.28 -    5.32         496         0.00     1.35  -  1.85     -35.08  -  -34.75
             2001 (l)                       58     8.13 -    8.16         476         0.00     1.35  -  1.85     -18.70  -  -18.42
         MFS Investors Trust
           (Service Class)
             2003                           92     8.16 -    8.27         765         0.46     1.35  -  1.85      19.58  -   20.19
             2002                           91     6.82 -    6.88         632         0.48     1.35  -  1.85     -22.61  -  -22.22
             2001 (l)                       45     8.81 -    8.84         401         0.00     1.35  -  1.85     -11.87  -  -11.57
         MFS New Discovery
           (Service Class)
             2003                          120     8.40 -    8.52       1,026         0.00     1.35  -  1.85      30.97  -   31.63
             2002                          103     6.42 -    6.47         669         0.00     1.35  -  1.85     -33.07  -  -32.72
             2001 (l)                       17     9.59 -    9.62         160         0.00     1.35  -  1.85      -4.14  -   -3.81
         MFS Research
           (Service Class)
             2003                           51     7.60 -    7.71         397         0.38     1.35  -  1.85      22.07  -   22.69
             2002                           52     6.23 -    6.28         330         0.11     1.35  -  1.85     -26.11  -  -25.74
             2001 (l)                       24     8.43 -    8.46         201         0.00     1.35  -  1.85     -15.70  -  -15.42
         MFS Utilities
           (Service Class)
             2003                           78     7.57 -    7.68         614         2.09     1.35  -  1.85      33.07  -   33.74
             2002                           75     5.69 -    5.74         440         2.97     1.35  -  1.85     -24.33  -  -23.94
             2001 (l)                       67     7.52 -    7.55         503         0.00     1.35  -  1.85     -24.80  -  -24.54

     (l)  For the period beginning May 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  -----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  -------------------
     Investments in the Neuberger
       & Berman Advisers
       Management Trust
       Sub-Accounts:
         AMT Guardian
             2003                            1  $ 11.07 - $ 11.07  $        7         0.83 %   1.59 %-  1.59 %    29.68 %-   29.68 %
             2002                            1     8.54 -    8.54           6         0.76     1.59  -  1.59     -27.61  -  -27.61
             2001                            1    11.79 -   11.88          16         0.46     1.37  -  1.59      -3.07  -   18.75
         AMT Mid-Cap Growth
             2003                            2    10.87 -   11.12          25         0.00     1.15  -  1.59      26.05  -   26.61
             2002                            2     8.63 -    8.78          20         0.00     1.15  -  1.59     -30.46  -  -30.15
             2001                            3    12.40 -   12.58          42         0.01     1.15  -  1.59     -25.84  -  -25.51
         AMT Partners
             2003                           12    10.25 -   10.25         121         0.00     1.59  -  1.59      32.96  -   32.96
             2002                           13     7.71 -    7.71          98         0.58     1.59  -  1.59     -25.34  -  -25.34
             2001                           16    10.32 -   10.32         165         0.38     1.59  -  1.59      -4.37  -   -4.37

     Investments in the Oppenheimer
       Variable Account Funds
       Sub-Accounts:
         Oppenheimer Aggressive
           Growth
             2003                          327     7.26 -    7.69       2,231         0.00     1.15  -  1.85      23.27  -   24.16
             2002                          361     5.84 -    6.24       1,974         0.64     1.15  -  1.85     -29.13  -  -28.62
             2001                          261     8.19 -    8.80       1,972         0.74     1.15  -  1.85     -32.06  -  -11.97
         Oppenheimer Capital
           Appreciation
             2003                          782     9.67 -   11.23       6,707         0.37     1.15  -  2.05      28.26  -   29.45
             2002                          779     7.47 -    8.75       5,178         0.59     1.15  -  2.05     -27.70  -  -12.48
             2001                          513     8.66 -   10.33       4,810         0.39     1.15  -  1.85     -13.58  -  -13.37
         Oppenheimer Global
           Securities
             2003                          285     9.96 -   12.89       3,303         0.72     1.15  -  1.85      40.38  -   41.39
             2002                          306     7.09 -    9.12       2,555         0.56     1.15  -  1.85     -23.58  -  -23.03
             2001                          266     9.28 -   11.85       2,969         0.53     1.15  -  1.85     -13.05  -   -7.18
         Oppenheimer Main
           Street (e)
             2003                          989     8.68 -    9.06       8,580         0.92     1.15  -  1.85      24.38  -   25.27
             2002                        1,003     6.93 -    7.28       6,951         0.78     1.15  -  1.85     -20.30  -  -19.73
             2001                          958     8.64 -    9.14       8,177         0.43     1.15  -  1.85     -11.19  -   -8.60

     (e)  Previously known as Oppenheimer Main Street Growth & Income

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  -----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  -------------------
     Investments in the Oppenheimer
       Variable Account Funds
       Sub-Accounts (continued):
         Oppenheimer Multiple
          Strategies
           2003                            527  $ 10.33 - $ 11.60  $    5,750         2.89 %   1.15 %-  1.85 %    22.65 %-   23.53 %
           2002                            514     8.42 -    9.39       4,567         3.27     1.15  -  1.85     -12.06  -  -11.43
           2001                            316     9.58 -   10.60       3,259         2.20     1.15  -  1.85      -4.23  -    1.04
         Oppenheimer Strategic
          Bond
           2003                            479    12.48 -   13.25       6,134         6.02     1.15  -  1.85      15.89  -   16.72
           2002                            470    10.77 -   11.35       5,173         6.54     1.15  -  1.85       5.46  -    6.21
           2001                            256    10.22 -   10.69       2,679         1.74     1.15  -  1.85       2.15  -    3.64

     Investments in the Putnam
       Variable Trust
       Sub-Accounts:
         VT Discovery Growth (f)
           2003                            114     7.19 -    7.29         844         0.00     1.35  -  1.85      29.56  -   30.22
           2002                            106     5.55 -    5.60         601         0.00     1.35  -  1.85     -30.88  -  -30.53
           2001 (l)                         44     8.03 -    8.06         358         0.00     1.35  -  1.85     -19.67  -  -19.40
         VT Diversified Income
           2003                             90    12.24 -   12.34       1,117         9.20     1.25  -  1.85      17.83  -   18.56
           2002                            103    10.32 -   10.47       1,077         6.40     1.25  -  1.85       3.21  -    4.69
           2001 (l)                         48    10.09 -   10.11         483         0.00     1.35  -  1.60       0.89  -    1.06
         VT Growth and Income
           2003                             63     9.26 -    9.86         579         1.66     1.35  -  1.75      25.17  -   25.66
           2002                             63     7.30 -    7.37         460         0.00     1.35  -  1.85     -20.49  -  -20.08
           2001 (l)                         59     9.19 -    9.91         545         0.00     1.25  -  1.85      -8.14  -   -0.93
         VT Growth Opportunities
           2003                             22     6.81 -   10.24         159         0.00     1.35  -  1.80      20.84  -   21.40
           2002                             17     5.61 -    8.48         103         1.80     1.35  -  1.80     -15.25  -  -30.44
           2001 (l)                          8     8.05 -    8.06          61         0.00     1.35  -  1.60     -19.49  -  -19.35
         VT Health Sciences
           2003                             79     9.01 -    9.99         699         0.53     1.25  -  2.05      15.96  -   16.92
           2002                             81     7.71 -    8.61         611         0.00     1.25  -  2.05     -21.98  -  -21.33
           2001 (l)                         43     9.80 -   11.04         412         0.00     1.25  -  2.05      -2.01  -   10.37

     (f)  Previously known as VT Voyager II

     (l)  For the period beginning May 1, 2001 and ended December 31, 2001

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  -----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  -------------------
     Investments in the Putnam
       Variable Trust
       Sub-Accounts (continued):
         VT International Equity (g)
           2003                              1  $ 12.11 - $ 12.18  $       11         0.85 %   1.35 %-  1.60 %    26.47 %-   26.79 %
           2002                              1     9.58 -    9.61           8         0.00     1.35  -  1.60      -4.24  -   -3.93
           2001 (l) (m)                      -        - -       -           -         0.00     0.00  -  0.00       0.00  -    0.00
         VT New Value
           2003                             65    10.28 -   11.04         692         1.15     1.25  -  1.85       2.77  -   30.83
           2002                             55     8.44 -    9.82         450         0.87     1.25  -  1.80     -16.65  -   -1.81
           2001 (l)                         25    10.12 -   11.85         242         0.00     1.25  -  1.80       1.24  -   18.48
         VT Research
           2003                              7    11.37 -   11.44          77         0.28     1.35  -  1.60      23.32  -   23.63
           2002                              7     9.22 -    9.25          57         0.19     1.35  -  1.60      -7.77  -   -7.47
           2001 (l)                        < 1    12.05 -   12.05           3         0.00     1.60  -  1.60      20.48  -   20.48

     Investments in the STI Classic
       Variable Trust
       Sub-Accounts:
         STI Capital
          Appreciation
           2003                            474     8.43 -    9.14       4,114         0.00     1.15  -  1.85      16.26  -   17.09
           2002                            494     7.25 -    7.80       3,683         0.00     1.15  -  1.85     -23.33  -  -22.78
           2001                            180     9.46 -   10.11       1,788         2.04     1.15  -  1.85      -6.43  -   -5.40
         STI Growth & Income
           2003                            294     9.12 -    9.89       2,806         0.79     1.15  -  1.85      24.15  -   25.04
           2002                            309     7.34 -    7.91       2,364         0.71     1.15  -  1.85     -22.06  -  -21.50
           2001                            242     9.42 -   10.07       2,384         0.47     1.15  -  1.85      -6.65  -   -5.79
         STI International
          Equity
           2003                             42     8.67 -   12.13         373         0.71     1.15  -  1.80      34.84  -   35.75
           2002                             48     6.39 -    9.00         307         0.00     1.15  -  1.80     -19.52  -  -10.04
           2001                             29     7.75 -    7.94         231         0.10     1.15  -  1.65     -18.76  -  -18.35
         STI Investment Grade
          Bond
           2003                            440    11.03 -   12.44       5,124         3.74     1.15  -  1.85       1.60  -    2.33
           2002                            501    10.86 -   12.16       5,692         4.61     1.15  -  1.85       5.41  -    6.17
           2001                            205    10.30 -   11.45       2,244         4.18     1.15  -  1.85       3.02  -    7.93
         STI Mid-Cap Equity
           2003                            192     8.48 -   11.52       1,693         0.59     1.15  -  2.05      27.07  -   28.24
           2002                            188     6.61 -    9.07       1,301         0.00     1.15  -  2.05     -29.92  -  -29.27
           2001                             86     9.35 -   12.94         813        10.25     1.15  -  2.05       1.54  -   29.42

     (g)  Previously known as VT International Growth
     (l)  For the period beginning May 1, 2001 and ended December 31, 2001
     (m)  Although available in 2001, there was no activity until 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  -----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  -------------------
     Investments in the STI
       Classic Variable Trust
       Sub-Accounts (continued):
         STI Quality Growth Stock
           2002 (o)                          -        N/A -   N/A  $        -         0.00 %    1.60 %-  1.60 %     N/A %-     N/A %
           2001                            179       7.01 -  7.70       1,358         0.02      1.15  -  1.65    -20.02  -  -19.62
         STI Small Cap Value
          Equity
           2003                            244      15.87 - 19.03       4,052         0.53      1.15  -  2.05     35.60  -   36.86
           2002                            236      11.70 - 13.90       2,884         0.65      1.15  -  2.05     -3.22  -   -2.33
           2001                            115      12.09 - 14.23       1,522         1.13      1.15  -  2.05     20.08  -   20.91
         STI Value Income
          Stock
           2003                            220      10.08 - 11.39       2,173         1.47      1.15  -  2.05     20.60  -   21.71
           2002                            220       8.29 -  9.45       1,791         1.56      1.15  -  2.05    -17.94  -   -5.55
           2001                            129       9.51 - 10.10       1,294         1.58      1.15  -  1.85     -4.91  -   -2.27

     Investments in The Universal
       Institutional Funds, Inc.
       Sub-Accounts:
         Van Kampen UIF
          Equity Growth
           2003                             20       5.87 -  9.73         166         0.00      1.15  -  1.65     22.88  -   23.50
           2002                             21       4.77 -  7.88         139         0.18      1.15  -  1.65    -29.05  -  -28.69
           2001                             17       6.73 - 11.05         165         0.00      1.15  -  1.65    -16.51  -  -16.09
         Van Kampen UIF
          Fixed Income
           2003                            198      11.27 - 12.87       2,267         0.06      1.15  -  1.65      2.70  -   28.67
           2002                            126      10.98 - 11.07       1,398         5.84      1.35  -  1.85      5.34  -    5.88
           2001                             26      10.42 - 10.46         277         6.23      1.35  -  1.85      4.20  -    4.55
         Van Kampen UIF Global
          Value Equity
           2003                              4       9.56 - 11.39          38         0.00      1.15  -  1.85     26.58  -   27.49
           2002                              5       7.55 -  8.94          41         1.64      1.15  -  1.85    -18.41  -  -17.82
           2001                              2       9.26 - 10.87          22         1.21      1.15  -  1.85     -8.11  -   -7.42
         Van Kampen UIF
          International Magnum
           2003                              -          - -     -           -         0.00      0.00  -  0.00      0.00  -    0.00
           2002                              -          - -     -           -         0.00      0.00  -  0.00      0.00  -    0.00
           2001                              1       8.82 -  8.82           6         0.47      1.37  -  1.37    -20.40  -  -20.40

     (o)  For the period beginning January 1, 2002 and ended September 6, 2002

--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   At December 31,                      For the year ended December 31,
                                        -------------------------------------  -----------------------------------------------------
                                                  Accumulation
                                        Units    Unit Fair Value   Net Assets   Investment     Expense Ratio**     Total Return***
                                        (000s)  Lowest to Highest    (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                        ------  -----------------  ----------  -------------  -----------------  -------------------
     Investments in The Universal
       Institutional Funds, Inc.
       Sub-Accounts (continued):
         Van Kampen UIF
          Mid Cap Value (h)
           2003                             68  $  9.37 - $ 13.64  $      722         0.00 %    1.15 %-  1.85 %   38.89 %-   39.89 %
           2002                             56     6.75 -    9.75         435         0.00      1.15  -  1.85    -29.36  -  -28.85
           2001                             33     9.55 -   13.71         386         0.00      1.15  -  1.85     -4.48  -   -4.26
         Van Kampen UIF U.S.
          Real Estate
           2003                             13    12.22 -   12.25         158         0.00      1.45  -  1.60     22.50  -   36.25
           2002                              1     8.97 -    8.97           5         4.87      1.60  -  1.60    -10.32  -  -10.32
           2001 (m)                          -        - -       -           -         0.00      0.00  -  0.00      0.00  -    0.00
         Van Kampen UIF
          Value
           2003                             24    11.83 -   12.30         277         0.00      1.15  -  1.65     31.89  -   32.55
           2002                             22     8.97 -    9.28         193         0.98      1.15  -  1.65    -23.43  -  -23.05
           2001                             21    11.72 -   12.06         243         1.07      1.15  -  1.65      1.10  -   17.18

     (h)  Previously known as Van Kampen UIF Mid Cap Core

     (m)  Although available in 2001, there was no activity until 2002

                       ---------------------------------------------------------
                       GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT
                       CONDENSED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004 AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 (UNAUDITED)

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                      AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                       Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                         Funds           Funds           Funds           Funds           Funds           Funds
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                        AIM V. I.                       AIM V. I.                                      AIM V. I.
                                       Aggressive       AIM V. I.       Capital        AIM V. I.     AIM V. I. Dent   Diversified
                                         Growth         Balanced      Appreciation    Core Equity     Demographics       Income
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $       64,157  $    4,577,055  $   12,010,442  $    3,429,405  $        5,492  $    1,285,308
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $       64,157  $    4,577,055  $   12,010,442  $    3,429,405  $        5,492  $    1,285,308
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $       64,157  $    4,577,055  $   12,010,442  $    3,429,405  $        5,492  $    1,285,308
Contracts in payout
  (annuitization) period                          -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $       64,157  $    4,577,055  $   12,010,442  $    3,429,405  $        5,492  $    1,285,308
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                            6,104         455,882         582,466         161,536           1,096         140,471
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $       61,403  $    5,078,635  $   18,327,699  $    4,256,962  $        5,861  $    1,256,476
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $         7.93  $         8.37  $         7.79  $         8.57  $         7.19  $        11.11
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $         8.07  $         9.86  $        10.01  $        10.03  $         7.31  $        11.35
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                      AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                       Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                         Funds           Funds           Funds           Funds           Funds           Funds
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                        AIM V. I.                                      AIM V. I.
                                       Government      AIM V. I.       AIM V. I.     International     AIM V. I.     INVESCO VIF -
                                       Securities        Growth        High Yield        Growth      Premier Equity    Utilities
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $      685,736  $    2,386,597  $    1,762,579  $      115,350  $    6,674,646  $       19,085
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $      685,736  $    2,386,597  $    1,762,579  $      115,350  $    6,674,646  $       19,085
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $      685,736  $    2,386,597  $    1,762,579  $      115,350  $    6,627,332  $       19,085
Contracts in payout
  (annuitization) period                          -               -               -               -          47,314               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $      685,736  $    2,386,597  $    1,762,579  $      115,350  $    6,674,646  $       19,085
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                           54,991         164,479         278,009           6,675         338,471           1,379
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $      672,388  $    4,094,208  $    1,938,029  $      136,014  $    9,501,809  $       17,429
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $        11.79  $         6.98  $        10.52  $         9.97  $         7.13  $        10.89
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $        12.35  $         7.04  $        11.45  $        10.23  $         8.89  $        10.89
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)                             American        American        Dreyfus
                                        Century         Century         Socially                        Dreyfus
                                        Variable        Variable      Responsible                       Variable
                                       Portfolios      Portfolios        Growth      Dreyfus Stock     Investment      Investment
                                          Inc             Inc          Fund, Inc.      Index Fund         Fund            Fund
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                        American        Dreyfus
                                        American        Century         Socially
                                        Century            VP         Responsible    Dreyfus Stock    VIF Growth &        VIF
                                      VP Balanced    International    Growth Fund      Index Fund        Income       Money Market
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $       77,292  $       55,260  $      261,848  $    2,038,374  $      351,150  $    1,225,817
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $       77,292  $       55,260  $      261,848  $    2,038,374  $      351,150  $    1,225,817
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $       77,292  $       55,260  $      261,848  $    2,038,374  $      351,150  $    1,225,817
Contracts in payout
  (annuitization) period                          -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $       77,292  $       55,260  $      261,848  $    2,038,374  $      351,150  $    1,225,817
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                           11,300           8,568          11,282          71,497          17,852       1,225,817
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $       82,076  $       95,476  $      326,475  $    2,032,706  $      373,553  $    1,225,817
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $        12.84  $        10.43  $         5.35  $         8.65  $         8.05  $         9.84
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $        12.93  $        10.51  $         8.20  $         9.88  $         9.93  $        11.15
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                        Dreyfus                        Fidelity        Fidelity        Fidelity        Fidelity
                                       Variable        Federated       Variable        Variable        Variable        Variable
                                      Investment       Insurance       Insurance       Insurance       Insurance       Insurance
                                         Fund           Series       Products Fund   Products Fund   Products Fund   Products Fund
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                       Federated
                                       VIF Small         Prime                            VIP                          VIP High
                                     Company Stock   Money Fund II   VIP Contrafund  Equity-Income    VIP Growth        Income
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $       75,909  $   10,050,112  $    6,347,779  $    5,673,682  $    5,446,352  $    2,360,734
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $       75,909  $   10,050,112  $    6,347,779  $    5,673,682  $    5,446,352  $    2,360,734
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $       75,909  $   10,049,121  $    6,271,306  $    5,633,098  $    5,446,352  $    2,360,734
Contracts in payout
  (annuitization) period                          -             991          76,473          40,584               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $       75,909  $   10,050,112  $    6,347,779  $    5,673,682  $    5,446,352  $    2,360,734
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                            3,503      10,050,112         260,368         244,345         184,560         352,875
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $       52,487  $   10,050,112  $    6,099,444  $    5,531,337  $    8,218,748  $    2,493,422
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $        14.06  $         9.82  $         9.38  $        10.29  $         5.74  $         9.50
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $        14.43  $        10.75  $        13.69  $        11.88  $         9.35  $         9.97
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       Fidelity        Fidelity        Fidelity        Fidelity
(unaudited)                                                            Variable        Variable        Variable        Variable
                                       Fidelity        Fidelity        Insurance       Insurance       Insurance       Insurance
                                       Variable        Variable      Products Fund   Products Fund   Products Fund   Products Fund
                                       Insurance       Insurance       (Service        (Service        (Service        (Service
                                     Products Fund   Products Fund     Class 2)        Class 2)        Class 2)        Class 2)
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                        VIP Asset                          VIP
                                                                     Manager Growth  VIP Contrafund   Equity-Income    VIP Growth
                                                                       (Service        (Service         (Service       (Service
                                     VIP Index 500   VIP Overseas       Class 2)        Class 2)        Class 2)        Class 2)
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $    6,391,675  $      870,624  $       29,554  $    1,295,858  $    3,210,530  $      791,444
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $    6,391,675  $      870,624  $       29,554  $    1,295,858  $    3,210,530  $      791,444
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $    6,391,675  $      870,624  $       29,554  $    1,295,858  $    3,210,530  $      791,444
Contracts in payout
  (annuitization) period                          -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $    6,391,675  $      870,624  $       29,554  $    1,295,858  $    3,210,530  $      791,444
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                           50,647          56,792           2,515          53,659         139,710          27,123
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $    7,195,876  $    1,081,844  $       28,064  $    1,065,546  $    2,886,617  $      778,083
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $         7.38  $         7.19  $         9.24  $        10.96  $         9.74  $         7.22
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $         7.79  $         7.31  $         9.32  $        11.15  $         9.91  $         7.35
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

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
CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
                                        Fidelity        Fidelity        Fidelity
(unaudited)                             Variable        Variable        Variable        Franklin        Franklin        Franklin
                                       Insurance       Insurance       Insurance       Templeton       Templeton       Templeton
                                     Products Fund   Products Fund   Products Fund      Variable        Variable        Variable
                                        (Service        (Service        (Service       Insurance       Insurance       Insurance
                                        Class 2)        Class 2)        Class 2)     Products Trust  Products Trust  Products Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                        VIP High                                                                       Templeton
                                         Income      VIP Index 500    VIP Overseas                                    Developing
                                        (Service        (Service        (Service        Franklin     Mutual Shares      Markets
                                        Class 2)        Class 2)        Class 2)       Small Cap       Securities      Securities
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $    1,293,469  $    1,727,473  $       54,314  $      366,118  $    1,433,241  $       35,366
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $    1,293,469  $    1,727,473  $       54,314  $      366,118  $    1,433,241  $       35,366
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $    1,293,469  $    1,727,473  $       54,314  $      366,118  $    1,433,241  $       35,366
Contracts in payout
  (annuitization) period                          -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $    1,293,469  $    1,727,473  $       54,314  $      366,118  $    1,433,241  $       35,366
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                          195,980          13,784           3,566          20,720          93,554           4,697
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $    1,179,150  $    1,673,328  $       49,310  $      321,903  $    1,274,018  $       26,523
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $        11.68  $         8.60  $         8.75  $         8.72  $        10.65  $        14.91
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $        11.88  $         8.75  $        12.51  $        16.90  $        16.56  $        17.24
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

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
CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)                            Franklin        Franklin        Franklin
                                       Templeton       Templeton       Templeton     Goldman Sachs   Goldman Sachs   Goldman Sachs
                                       Variable        Variable        Variable        Variable        Variable        Variable
                                       Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                     Products Trust  Products Trust  Products Trust      Trust           Trust           Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                       Templeton       Templeton        Templeton                      VIT CORE
                                        Foreign      Global Income       Growth           VIT          Small Cap     VIT CORE U.S.
                                      Securities      Securities       Securities    Capital Growth     Equity          Equity
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $      290,739  $    1,668,267  $    6,291,174  $       75,741  $      404,609  $      313,811
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $      290,739  $    1,668,267  $    6,291,174  $       75,741  $      404,609  $      313,811
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $      290,739  $    1,668,267  $    6,291,174  $       75,741  $      404,609  $      313,811
Contracts in payout
  (annuitization) period                          -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $      290,739  $    1,668,267  $    6,291,174  $       75,741  $      404,609  $      313,811
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                           23,020         117,566         545,635           7,939          29,882          27,335
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $      251,727  $    1,507,689  $    6,519,807  $       91,793  $      291,849  $      310,061
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $         9.33  $        15.25  $        10.33  $         6.56  $        12.45  $         9.07
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $         9.82  $        17.22  $        14.43  $         9.71  $        16.11  $        10.78
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                     Goldman Sachs   Goldman Sachs   Goldman Sachs
                                       Variable        Variable        Variable      MFS Variable    MFS Variable    MFS Variable
                                       Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                         Trust           Trust           Trust           Trust           Trust           Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                         VIT
                                     VIT Growth and  International        VIT        MFS Emerging    MFS Investors      MFS New
                                        Income          Equity       Mid Cap Value      Growth           Trust         Discovery
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $        8,170  $       27,744  $        8,352  $    2,712,949  $      964,163  $      502,336
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $        8,170  $       27,744  $        8,352  $    2,712,949  $      964,163  $      502,336
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $        8,170  $       27,744  $        8,352  $    2,712,949  $      964,163  $      502,336
Contracts in payout
  (annuitization) period                          -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $        8,170  $       27,744  $        8,352  $    2,712,949  $      964,163  $      502,336
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                              752           2,967             559         176,855          59,006          38,611
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $        8,349  $       36,953  $        6,008  $    4,773,317  $    1,075,840  $      493,554
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $         9.99  $         9.70  $        18.50  $         4.31  $         7.40  $         8.63
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $         9.99  $         9.95  $        18.50  $         9.02  $         8.81  $        14.66
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)                                                           MFS Variable    MFS Variable    MFS Variable    MFS Variable
                                                                       Insurance       Insurance       Insurance       Insurance
                                     MFS Variable    MFS Variable        Trust           Trust           Trust           Trust
                                       Insurance       Insurance       (Service        (Service        (Service        (Service
                                         Trust           Trust          Class)          Class)          Class)          Class)
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                     MFS Emerging    MFS Investors      MFS New
                                                                        Growth           Trust         Discovery     MFS Research
                                                                       (Service        (Service        (Service        (Service
                                      MFS Research    MFS Utilities      Class)          Class)          Class)          Class)
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $    1,863,890  $      102,040  $      626,348  $      723,971  $      943,009  $      385,592
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $    1,863,890  $      102,040  $      626,348  $      723,971  $      943,009  $      385,592
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $    1,863,890  $      102,040  $      626,348  $      723,971  $      943,009  $      385,592
Contracts in payout
  (annuitization) period                          -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $    1,863,890  $      102,040  $      626,348  $      723,971  $      943,009  $      385,592
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                          137,556           5,762          41,180          44,525          73,215          28,562
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $    2,526,124  $       83,205  $      652,954  $      696,857  $      905,470  $      375,057
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $         6.15  $        10.29  $         6.55  $         8.08  $         7.71  $         7.68
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $         7.90  $        10.40  $         6.67  $         8.22  $         7.84  $         7.81
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

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
CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
------------------------------------------------------------------------------------------------------------------------------------

(unaudited)                           MFS Variable     Neuberger &     Neuberger &     Neuberger &
                                        Insurance        Berman          Berman          Berman
                                          Trust         Advisors        Advisors        Advisors      Oppernheimer     Oppenheimer
                                        (Service       Management      Management      Management       Variable        Variable
                                         Class)           Trust           Trust           Trust       Account Funds   Account Funds
                                       Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                      MFS Utilities                                                   Oppenheimer
                                        (Service                          AMT                          Aggressive      Oppenheimer
                                         Class)       AMT Guardian   Mid-Cap Growth   AMT Partners       Growth         Balanced
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $      555,237  $        8,907  $       25,130  $      124,980  $    2,747,568  $   11,712,732
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $      555,237  $        8,907  $       25,130  $      124,980  $    2,747,568  $   11,712,732
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $      555,237  $        8,907  $       25,130  $      124,980  $    2,747,568  $   11,661,458
Contracts in payout
  (annuitization) period                          -               -               -               -               -          51,274
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $      555,237  $        8,907  $       25,130  $      124,980  $    2,747,568  $   11,712,732
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                           31,512             610           1,591           7,667          70,288         727,951
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $      483,013  $        9,185  $       38,354  $      139,235  $    3,629,600  $   11,181,320
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $         8.41  $        11.43  $        11.07  $        10.72  $         7.66  $        10.40
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $         8.56  $        11.43  $        11.36  $        10.72  $         8.08  $        11.74
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

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
CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                     Oppernheimer    Oppernheimer    Oppernheimer    Oppernheimer
                                       Variable        Variable        Variable        Variable         Putnam          Putnam
                                     Account Funds   Account Funds   Account Funds   Account Funds   Variable Trust  Variable Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                      Oppenheimer     Oppenheimer
                                        Capital         Global        Oppenheimer     Oppenheimer    VT Discovery    VT Diversified
                                     Appreciation     Securities      Main Street    Strategic Bond     Growth          Income
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $    7,470,071  $    4,269,499  $   10,278,188  $    7,673,503  $      771,758  $    1,166,395
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $    7,470,071  $    4,269,499  $   10,278,188  $    7,673,503  $      771,758  $    1,166,395
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $    7,459,831  $    4,269,499  $   10,278,188  $    7,673,503  $      771,758  $    1,166,395
Contracts in payout
  (annuitization) period                     10,240               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $    7,470,071  $    4,269,499  $   10,278,188  $    7,673,503  $      771,758  $    1,166,395
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                          219,321         168,223         536,720       1,543,964         175,400         131,945
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $    7,999,404  $    4,215,308  $   10,706,465  $    7,083,855  $      786,363  $    1,119,959
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $         7.76  $        10.06  $         8.66  $        12.76  $         6.76  $        12.72
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $         9.44  $        13.10  $         8.99  $        13.62  $         6.87  $        12.81
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

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
CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                         Putnam          Putnam          Putnam          Putnam          Putnam          Putnam
                                     Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                                          VT
                                     VT Growth and     VT Growth       VT Health     International
                                        Income       Opportunities     Sciences         Equity        VT New Value    VT Research
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $      594,600  $      151,137  $      702,654  $       10,918  $      689,900  $       70,863
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $      594,600  $      151,137  $      702,654  $       10,918  $      689,900  $       70,863
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $      594,600  $      151,137  $      702,654  $       10,918  $      689,900  $       70,863
Contracts in payout
  (annuitization) period                          -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $      594,600  $      151,137  $      702,654  $       10,918  $      689,900  $       70,863
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                           25,432          34,905          64,880             853          46,521           6,867
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $      568,804  $      154,534  $      714,991  $        8,919  $      555,632  $       61,597
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $         9.36  $         8.00  $         8.53  $        12.10  $        10.62  $        10.96
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $         9.93  $         9.53  $         8.83  $        12.19  $        11.46  $        11.05
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                        Scudder         Scudder         Scudder         Scudder         Scudder         Scudder
                                        Variable        Variable        Variable        Variable        Variable        Variable
                                        Series I        Series I        Series I        Series I        Series I        Series I
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                      21st Century                                                       Global        Growth and
                                         Growth         Balanced          Bond       Capital Growth     Discovery        Income
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $      719,468  $    2,759,485  $    1,347,175  $    1,936,456  $    1,562,328  $    1,402,687
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $      719,468  $    2,759,485  $    1,347,175  $    1,936,456  $    1,562,328  $    1,402,687
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $      719,468  $    2,739,201  $    1,335,569  $    1,930,553  $    1,562,328  $    1,402,687
Contracts in payout
  (annuitization) period                          -          20,284          11,606           5,903               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $      719,468  $    2,759,485  $    1,347,175  $    1,936,456  $    1,562,328  $    1,402,687
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                          156,747         248,602         191,632         133,090         144,794         165,216
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $      956,541  $    2,931,372  $    1,324,016  $    2,292,285  $    1,506,776  $    1,365,769
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $         7.42  $        10.89  $        12.99  $         9.05  $        15.29  $         8.67
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $         7.46  $        10.96  $        13.06  $         9.11  $        15.38  $         8.72
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                        Scudder         Scudder         Scudder
                                       Variable        Variable        Variable       STI Classic     STI Classic     STI Classic
                                       Series I        Series I        Series II     Variable Trust  Variable Trust  Variable Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                                                                          STI
                                                                                      STI Capital     STI Growth &   International
                                     International   Money Market       Growth       Appreciation        Income         Equity
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $      681,779  $      992,399  $      785,423  $   41,748,064  $    4,014,908  $    5,612,712
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $      681,779  $      992,399  $      785,423  $   41,748,064  $    4,014,908  $    5,612,712
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $      679,051  $      992,399  $      785,423  $   41,710,073  $    4,014,908  $    5,612,712
Contracts in payout
  (annuitization) period                      2,728               -               -          37,991               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $      681,779  $      992,399  $      785,423  $   41,748,064  $    4,014,908  $    5,612,712
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                           82,340         992,399          43,562       2,741,173         384,202         580,425
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $      787,800  $      992,399  $      809,634  $   45,962,493  $    3,822,924  $    6,450,365
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $         8.78  $        11.43  $         7.08  $         8.22  $         9.34  $         8.97
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $         8.83  $        11.49  $         7.12  $         8.95  $        10.19  $         9.54
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                                                                                     The Universal   The Universal
                                      STI Classic     STI Classic     STI Classic     STI Classic    Institutional   Institutional
                                     Variable Trust  Variable Trust  Variable Trust  Variable Trust   Funds, Inc.     Funds, Inc.
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                     STI Investment       STI        STI Small Cap     STI Value     Van Kampen UIF  Van Kampen UIF
                                      Grade Bond     Mid-Cap Equity  Value Equity    Income Stock    Equity Growth   Fixed Income
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $   15,128,758  $   11,692,043  $   10,383,881  $   34,595,611  $      413,360  $    2,933,736
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $   15,128,758  $   11,692,043  $   10,383,881  $   34,595,611  $      413,360  $    2,933,736
                                     ==============  ==============  ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $   15,128,758  $   11,692,043  $   10,383,881  $   34,507,535  $      413,360  $    2,933,736
Contracts in payout
  (annuitization) period                          -               -               -          88,076               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $   15,128,758  $   11,692,043  $   10,383,881  $   34,595,611  $      413,360  $    2,933,736
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                        1,468,811       1,109,302         642,567       2,612,962          33,095         256,670
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Cost of investments                $   14,874,623  $   13,027,855  $    6,652,813  $   35,590,774  $      467,287  $    2,900,081
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $        11.20  $         8.71  $        15.50  $         9.80  $         9.44  $        11.47
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $        12.70  $         9.37  $        20.65  $        10.61  $         9.81  $        13.16
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------

(unaudited)

                                     The Universal   The Universal   The Universal   The Universal
                                     Institutional   Institutional   Institutional   Institutional
                                      Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------
                                       Van Kampen      Van Kampen      Van Kampen
                                       UIF Global       UIF U.S.        UIF U.S.       Van Kampen
                                      Value Equity    Mid Cap Value    Real Estate      UIF Value
                                     --------------  --------------  --------------  --------------
ASSETS
Investments at fair value            $       37,931  $      731,090  $      156,821  $      301,809
                                     --------------  --------------  --------------  --------------
  Total assets                       $       37,931  $      731,090  $      156,821  $      301,809
                                     ==============  ==============  ==============  ==============

NET ASSETS
Accumulation units                   $       37,931  $      731,090  $      156,821  $      301,809
Contracts in payout
  (annuitization) period                          -               -               -               -
                                     --------------  --------------  --------------  --------------
  Total net assets                   $       37,931  $      731,090  $      156,821  $      301,809
                                     ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
  Number of shares                            2,954          47,846           8,966          22,274
                                     ==============  ==============  ==============  ==============
  Cost of investments                $       35,578  $      636,653  $      116,750  $      263,968
                                     ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
  Lowest                             $         9.61  $         9.53  $        14.06  $        12.54
                                     ==============  ==============  ==============  ==============
  Highest                            $        11.52  $        13.94  $        21.19  $        13.08
                                     ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                    AIM Variable  AIM Variable    AIM Variable      AIM Variable    AIM Variable    AIM Variable
                                     Insurance     Insuranfce      Insurance         Insurance       Insurance       Insurance
                                       Funds         Funds           Funds             Funds           Funds           Funds
                                     Sub-Account   Sub-Account    Sub-Account       Sub-Account     Sub-Account     Sub-Account
                                    ------------  ------------  ----------------  ---------------  --------------  --------------
                                      AIM V. I.                     AIM V. I.                                         AIM V. I.
                                     Aggressive     AIM V. I.       Capital          AIM V. I.     AIM V. I. Dent   Diversified
                                       Growth     Balanced (a)  Appreciation (a)  Core Equity (a)   Demographics       Income
                                    ------------  ------------  ----------------  ---------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $          -  $          -  $              -  $             -  $            -  $            -
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk                (796)      (49,450)         (135,238)         (38,028)            (74)        (11,259)
  Administrative expense                     (54)       (3,681)          (10,212)          (2,847)             (4)           (968)
                                    ------------  ------------  ----------------  ---------------  --------------  --------------

    Net investment income (loss)            (850)      (53,131)         (145,450)         (40,875)            (78)        (12,227)
                                    ------------  ------------  ----------------  ---------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                     10,009       685,092         2,869,597          765,652             832          85,308
  Cost of investments sold                10,133       782,271         4,268,265          899,258             885          92,450
                                    ------------  ------------  ----------------  ---------------  --------------  --------------

    Realized gains (losses)
      on fund shares                        (124)      (97,179)       (1,398,668)        (133,606)            (53)         (7,142)

Realized gain distributions                    -             -                 -                -               -               -
                                    ------------  ------------  ----------------  ---------------  --------------  --------------

    Net realized gains (losses)             (124)      (97,179)       (1,398,668)        (133,606)            (53)         (7,142)

Change in unrealized gains (losses)         (463)      121,659           977,546          188,788            (167)         53,800
                                    ------------  ------------  ----------------  ---------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments         (587)       24,480          (421,122)          55,182            (220)         46,658
                                    ------------  ------------  ----------------  ---------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $     (1,437) $    (28,651) $       (566,572) $        14,307  $         (298) $       34,431
                                    ============  ============  ================  ===============  ==============  ==============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                     AIM Variable   AIM Variable  AIM Variable   AIM Variable    AIM Variable      AIM Variable
                                      Insurance      Insurance     Insurance      Insurance       Insurance         Insurance
                                        Funds          Funds         Funds          Funds           Funds             Funds
                                      Sub-Account   Sub-Account   Sub-Account    Sub-Account     Sub-Account       Sub-Account
                                     -------------  ------------  ------------  --------------  --------------  ------------------
                                      AIM V. I.      AIM V. I.                                    AIM V. I.
                                        Global       Government    AIM V. I.      AIM V. I.     International       AIM V. I.
                                     Utilities (b)   Securities    Growth (a)   High Yield (a)     Growth       Premier Equity (a)
                                     -------------  ------------  ------------  --------------  --------------  ------------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $         594  $          -  $          -  $            -  $            -  $                -
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk                   (74)       (6,633)      (27,611)        (17,595)         (1,178)            (73,959)
  Administrative expense                        (6)         (554)       (2,008)         (1,327)            (94)             (5,543)
                                     -------------  ------------  ------------  --------------  --------------  ------------------

    Net investment income (loss)               514        (7,187)      (29,619)        (18,922)         (1,272)            (79,502)
                                     -------------  ------------  ------------  --------------  --------------  ------------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                       17,607       140,439       498,659         257,399          22,173           1,445,564
  Cost of investments sold                  33,185       137,486       800,929         296,440          33,335           2,046,686
                                     -------------  ------------  ------------  --------------  --------------  ------------------

    Realized gains (losses)
      on fund shares                       (15,578)        2,953      (302,270)        (39,041)        (11,162)           (601,122)

Realized gain distributions                      -             -             -               -               -                   -
                                     -------------  ------------  ------------  --------------  --------------  ------------------

    Net realized gains (losses)            (15,578)        2,953      (302,270)        (39,041)        (11,162)           (601,122)

Change in unrealized gains (losses)         15,129        10,044       247,676         146,207          19,747             415,309
                                     -------------  ------------  ------------  --------------  --------------  ------------------
    Net realized and unrealized
      gains (losses) on investments           (449)       12,997       (54,594)        107,166           8,585            (185,813)
                                     -------------  ------------  ------------  --------------  --------------  ------------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $          65  $      5,810  $    (84,213) $       88,244  $        7,313  $         (265,315)
                                     =============  ============  ============  ==============  ==============  ==================

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(b) On April 30, 2004, AIM V.I. Global Utilities merged into INVESCO VIF - Utilities

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)                                             American        American        Dreyfus
                                                        Century         Century         Socially                        Dreyfus
                                      AIM Variable      Variable        Variable      Responsible                       Variable
                                       Insurance       Portfolios      Portfolios        Growth      Dreyfus Stock     Investment
                                         Funds            Inc             Inc          Fund, Inc.      Index Fund         Fund
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                        American       Dreyfus
                                                        American        Century        Socially
                                     INVESCO VIF -      Century            VP         Responsible    Dreyfus Stock    VIF Growth &
                                     Utilities (c)    VP Balanced    International    Growth Fund      Index Fund        Income
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $            -  $        1,395  $          502  $           20  $       15,687  $        1,581
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk                    (95)           (823)           (858)         (3,221)        (22,704)         (3,627)
  Administrative expense                         (8)            (63)            (64)           (232)         (1,695)           (283)
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net investment income (loss)               (103)            509            (420)         (3,433)         (8,712)         (2,329)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                           140           9,785          33,644          52,167         465,331          46,797
  Cost of investments sold                      123          10,251          59,656          74,959         474,922          46,472
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                             17            (466)        (26,012)        (22,792)         (9,591)            325

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net realized gains (losses)                  17            (466)        (26,012)        (22,792)         (9,591)            325

Change in unrealized gains (losses)           1,656           1,508          24,777          15,119          17,804          (9,309)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments           1,673           1,042          (1,235)         (7,673)          8,213          (8,984)
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $        1,570  $        1,551  $       (1,655) $      (11,106) $         (499) $      (11,313)
                                     ==============  ==============  ==============  ==============  ==============  ==============

(c) For period beginning April 30, 2004 and ended September 30, 2004

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                        Dreyfus         Dreyfus                         Fidelity        Fidelity        Fidelity
                                        Variable        Variable       Federated        Variable        Variable        Variable
                                       Investment      Investment      Insurance       Insurance       Insurance       Insurance
                                          Fund            Fund           Series      Products Fund   Products Fund   Products Fund
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                       Federated                          VIP
                                          VIF          VIF Small      Prime Money         VIP        Equity-Income
                                      Money Market   Company Stock    Fund II (a)    Contrafund (a)       (a)        VIP Growth (a)
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $        6,554  $            -  $       50,897  $       23,468  $       95,852  $       16,603
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk                (13,494)           (757)       (108,857)        (64,046)        (55,742)        (58,545)
  Administrative expense                     (1,010)            (56)         (8,242)         (4,913)         (4,430)         (4,551)
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net investment income (loss)             (7,950)           (813)        (66,202)        (45,491)         35,680         (46,493)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS

Realized gains (losses) on fund
  shares:
  Proceeds from sales                       688,452           1,539       5,725,782       1,117,340       1,221,228         899,921
  Cost of investments sold                  688,452           1,093       5,725,782       1,100,494       1,191,904       1,328,258
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                              -             446               -          16,846          29,324        (428,337)

Realized gain distributions                       -               -               -               -          22,898               -
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net realized gains (losses)                   -             446               -          16,846          52,222        (428,337)

Change in unrealized gains (losses)               -           4,216               -         331,375         (27,968)        131,679
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments               -           4,662               -         348,221          24,254        (296,658)
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $       (7,950) $        3,849  $      (66,202) $      302,730  $       59,934  $     (343,151)
                                     ==============  ==============  ==============  ==============  ==============  ==============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Fidelity        Fidelity        Fidelity
(unaudited)                                                                             Variable        Variable        Variable
                                        Fidelity        Fidelity        Fidelity       Insurance       Insurance       Insurance
                                        Variable        Variable        Variable     Products Fund   Products Fund   Products Fund
                                       Insurance       Insurance       Insurance        (Service        (Service        (Service
                                     Products Fund   Products Fund   Products Fund      Class 2)        Class 2)        Class 2)
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                                        VIP Asset                          VIP
                                                                                     Manager Growth  VIP Contrafund  Equity-Income
                                        VIP High          VIP             VIP           (Service        (Service        (Service
                                       Income (a)    Index 500 (a)    Overseas (a)      Class 2)        Class 2)        Class 2)
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $      196,616  $       85,398  $       11,257  $          663  $        2,730  $       47,827
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk                (21,316)        (63,426)         (9,027)           (306)        (13,525)        (35,403)
  Administrative expense                     (1,764)         (4,892)           (695)            (22)           (944)         (2,470)
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net investment income (loss)            173,536          17,080           1,535             335         (11,739)          9,954
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                       327,957         789,034         159,396           1,098         127,382         388,922
  Cost of investments sold                  376,264         896,459         200,088           1,036         105,740         352,758
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                        (48,307)       (107,425)        (40,692)             62          21,642          36,164

Realized gain distributions                       -               -               -               -               -          12,464
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net realized gains (losses)             (48,307)       (107,425)        (40,692)             62          21,642          48,628

Change in unrealized gains (losses)         (39,674)         99,617          25,626          (1,207)         43,621         (37,295)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments         (87,981)         (7,808)        (15,066)         (1,145)         65,263          11,333
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $       85,555  $        9,272  $      (13,531) $         (810) $       53,524  $       21,287
                                     ==============  ==============  ==============  ==============  ==============  ==============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
                                        Fidelity        Fidelity        Fidelity        Fidelity
(unaudited)                             Variable        Variable        Variable        Variable        Franklin        Franklin
                                       Insurance       Insurance       Insurance       Insurance       Templeton       Templeton
                                     Products Fund   Products Fund   Products Fund   Products Fund      Variable        Variable
                                        (Service        (Service        (Service        (Service       Insurance       Insurance
                                        Class 2)        Class 2)        Class 2)        Class 2)     Products Trust  Products Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                        VIP High
                                       VIP Growth        Income      VIP Index 500    VIP Overseas
                                        (Service        (Service        (Service        (Service        Franklin     Mutual Shares
                                        Class 2)        Class 2)        Class 2)        Class 2)       Small Cap       Securities
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $        1,152  $       99,583  $       20,509  $          509  $            -  $       10,733
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk                 (9,018)        (13,013)        (19,227)           (552)         (3,768)        (13,601)
  Administrative expense                       (644)           (925)         (1,325)            (40)           (275)         (1,024)
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net investment income (loss)             (8,510)         85,645             (43)            (83)         (4,043)         (3,892)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund
  shares:
  Proceeds from sales                        80,896         115,624          96,582           2,101          40,935          81,052
  Cost of investments sold                   76,283         107,765          93,072           1,884          36,244          73,506
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                          4,613           7,859           3,510             217           4,691           7,546

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net realized gains (losses)               4,613           7,859           3,510             217           4,691           7,546

Change in unrealized gains (losses)         (48,386)        (54,243)         (3,557)         (1,376)             74          28,854
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments         (43,773)        (46,384)            (47)         (1,159)          4,765          36,400
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $      (52,283) $       39,261  $          (90) $       (1,242) $          722  $       32,508
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                        Franklin         Franklin       Franklin        Franklin
                                       Templeton        Templeton      Templeton       Templeton     Goldman Sachs   Goldman Sachs
                                        Variable         Variable       Variable        Variable        Variable        Variable
                                       Insurance        Insurance      Insurance       Insurance       Insurance       Insurance
                                     Products Trust  Products Trust  Products Trust  Products Trust      Trust           Trust
                                      Sub-Account      Sub-Account    Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                       Templeton
                                       Developing       Templeton      Templeton       Templeton                        VIT CORE
                                        Markets          Foreign     Global Income       Growth           VIT          Small Cap
                                       Securities      Securities    Securities (a)  Securities (a)  Capital Growth     Equity
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $          627  $        3,195  $      182,418  $       75,283  $            -  $            -
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk                   (400)         (3,135)        (16,512)        (64,447)           (860)         (4,359)
  Administrative expense                        (25)           (223)         (1,218)         (4,775)            (59)           (302)
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net investment income (loss)                202            (163)        164,688           6,061            (919)         (4,661)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                           426          28,990         167,077         957,725           2,218          27,205
  Cost of investments sold                      335          23,075         140,792       1,017,631           2,608          20,463
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                             91           5,915          26,285         (59,906)           (390)          6,742

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net realized gains (losses)                  91           5,915          26,285         (59,906)           (390)          6,742

Change in unrealized gains (losses)           2,007           4,035        (146,991)        241,160              16          10,457
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments           2,098           9,950        (120,706)        181,254            (374)         17,199
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $        2,300  $        9,787  $       43,982  $      187,315  $       (1,293) $       12,538
                                     ==============  ==============  ==============  ==============  ==============  ==============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                     Goldman Sachs   Goldman Sachs   Goldman Sachs   Goldman Sachs
                                        Variable        Variable        Variable        Variable
                                       Insurance       Insurance       Insurance       Insurance      LSA Variable    LSA Variable
                                         Trust           Trust           Trust           Trust        Series Trust    Series Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                          VIT                                             LSA
                                     VIT CORE U.S.   VIT Growth and  International        VIT         LSA Capital     Diversified
                                         Equity          Income          Equity      Mid Cap Value     Growth (d)     Mid Cap (e)
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $            -  $            -  $            -  $            -  $            -  $            -
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk                 (3,487)            (86)           (275)            (74)           (773)             (1)
  Administrative expense                       (237)             (6)            (21)             (6)            (58)              -
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net investment income (loss)             (3,724)            (92)           (296)            (80)           (831)             (1)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                        20,313              99           1,108              80         174,904             224
  Cost of investments sold                   20,293             108           1,264              63         150,439             182
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                             20              (9)           (156)             17          24,465              42

Realized gain distributions                       -               -               -               -               -              11
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net realized gains (losses)                  20              (9)           (156)             17          24,465              53

Change in unrealized gains (losses)          15,951             659            (603)            859         (22,834)            (52)
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments          15,971             650            (759)            876           1,631               1
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $       12,247  $          558  $       (1,055) $          796  $          800  $            -
                                     ==============  ==============  ==============  ==============  ==============  ==============

(d) On April 30, 2004, LSA Capital Growth merged into Van Kampen UIF Equity
    Growth
(e) On April 30, 2004, LSA Diversified Mid Cap merged into Van Kampen UIF U.S. Mid Cap Value

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                                     MFS Variable    MFS Variable    MFS Variable    MFS Variable    MFS Variable
                                   LSA Variable       Insurance       Insurance       Insurance       Insurance       Insurance
                                   Series Trust         Trust           Trust           Trust           Trust           Trust
                                   Sub-Account        Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                -----------------   --------------  --------------  --------------  --------------  --------------
                                       LSA           MFS Emerging    MFS Investors      MFS New          MFS             MFS
                                Equity Growth (f)     Growth (a)       Trust (a)     Discovery (a)   Research (a)    Utilities (a)
                                -----------------   --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                       $               -   $            -  $        6,226  $            -  $       21,291  $        1,214
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk                 (435)         (29,379)         (9,451)         (5,357)        (20,449)           (848)
  Administrative expense                      (32)          (2,280)           (735)           (406)         (1,505)            (65)
                                -----------------   --------------  --------------  --------------  --------------  --------------

    Net investment income
      (loss)                                 (467)         (31,659)         (3,960)         (5,763)           (663)            301
                                -----------------   --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED
    GAINS (LOSSES) ON
    INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                      96,212          531,300          85,304          73,694         361,895          12,847
  Cost of investments sold                 89,697          944,736          98,236          70,816         491,846          11,851
                                -----------------   --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                        6,515         (413,436)        (12,932)          2,878        (129,951)            996

Realized gain distributions                     -                -               -               -               -               -
                                -----------------   --------------  --------------  --------------  --------------  --------------

    Net realized gains
      (losses)                              6,515         (413,436)        (12,932)          2,878        (129,951)            996

Change in unrealized gains
  (losses)                                 (6,974)         383,586          12,852         (40,777)        163,418           8,793
                                -----------------   --------------  --------------  --------------  --------------  --------------
    Net realized and
      unrealized gains
      (losses) on investments                (459)         (29,850)            (80)        (37,899)         33,467           9,789
                                -----------------   --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS        $            (926)  $      (61,509) $       (4,040) $      (43,662) $       32,804  $       10,090
                                =================   ==============  ==============  ==============  ==============  ==============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

(f)  On April 30, 2004, LSA Equity Growth merged into Van Kampen UIF Equity
     Growth

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                      MFS Variable    MFS Variable    MFS Variable    MFS Variable    MFS Variable    Neuberger &
                                       Insurance       Insurance       Insurance       Insurance       Insurance         Berman
                                         Trust           Trust           Trust           Trust           Trust          Advisors
                                        (Service        (Service        (Service        (Service        (Service       Management
                                         Class)          Class)          Class)          Class)          Class)          Trust
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                      MFS Emerging   MFS Investors      MFS New
                                         Growth          Trust         Discovery      MFS Research   MFS Utilities
                                        (Service        (Service        (Service        (Service        (Service
                                         Class)          Class)          Class)          Class)          Class)       AMT Guardian
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $            -  $        3,375  $            -  $        3,654  $        6,909  $            -
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk                 (7,334)         (8,166)        (11,184)         (4,182)         (5,547)           (109)
  Administrative expense                       (492)           (563)           (773)           (294)           (390)             (6)
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net investment income (loss)             (7,826)         (5,354)        (11,957)           (822)            972            (115)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                        44,952          74,748          88,501          36,738         176,161             512
  Cost of investments sold                   45,774          72,962          85,351          36,521         171,406             526
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                           (822)          1,786           3,150             217           4,755             (14)

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net realized gains (losses)                (822)          1,786           3,150             217           4,755             (14)

Change in unrealized gains (losses)          (6,730)         (1,700)        (81,342)          6,142          53,296             457
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments          (7,552)             86         (78,192)          6,359          58,051             443
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $      (15,378) $       (5,268) $      (90,149) $        5,537  $       59,023  $          328
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
(unaudited)                        Neuberger &    Neuberger &
                                     Berman          Berman
                                    Advisors        Advisors      Oppernheimer      Oppenheimer       Oppernheimer    Oppernheimer
                                   Management      Management       Variable          Variable          Variable        Variable
                                     Trust           Trust       Account Funds     Account Funds     Account Funds   Account Funds
                                  Sub-Account     Sub-Account     Sub-Account       Sub-Account       Sub-Account     Sub-Account
                                 --------------  --------------  --------------  ----------------  ----------------  --------------

                                                                   Oppenheimer                       Oppenheimer      Oppenheimer
                                      AMT                          Aggressive      Oppenheimer         Capital          Global
                                 Mid-Cap Growth   AMT Partners     Growth (a)    Balanced (a) (g)  Appreciation (a)  Securities (a)
                                 --------------  --------------  --------------  ----------------  ----------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                        $            -  $            -  $            -  $        125,868  $         25,240  $       58,997
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk               (245)         (1,365)        (28,158)         (119,399)          (78,108)        (43,924)
  Administrative expense                    (19)            (92)         (2,083)           (9,055)           (5,862)         (3,396)
                                 --------------  --------------  --------------  ----------------  ----------------  --------------

    Net investment income (loss)           (264)         (1,457)        (30,241)           (2,586)          (58,730)         11,677
                                 --------------  --------------  --------------  ----------------  ----------------  --------------

NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                       291           2,653         250,902         1,631,375           904,669         680,934
  Cost of investments sold                  499           3,064         351,761         1,598,678           983,186         712,540
                                 --------------  --------------  --------------  ----------------  ----------------  --------------

    Realized gains (losses)
      on fund shares                       (208)           (411)       (100,859)           32,697           (78,517)        (31,606)

Realized gain distributions                   -               -               -                 -                 -               -
                                 --------------  --------------  --------------  ----------------  ----------------  --------------

    Net realized gains (losses)            (208)           (411)       (100,859)           32,697           (78,517)        (31,606)

Change in unrealized gains
  (losses)                                  926           7,366         275,651            76,205           (73,020)         72,826
                                 --------------  --------------  --------------  ----------------  ----------------  --------------
    Net realized and unrealized
      gains (losses) on
      investments                           718           6,955         174,792           108,902          (151,537)         41,220
                                 --------------  --------------  --------------  ----------------  ----------------  --------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS         $          454  $        5,498  $      144,551  $        106,316  $       (210,267) $       52,897
                                 ==============  ==============  ==============  ================  ================  ==============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(g) Previously known as Oppenheimer Multiple Strategies

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                    Oppernheimer    Oppernheimer
                                      Variable        Variable         Putnam          Putnam          Putnam          Putnam
                                   Account Funds   Account Funds   Variable Trust  Variable Trust  Variable Trust   Variable Trust
                                    Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account      Sub-Account
                                  ---------------  --------------  --------------  --------------  --------------  ----------------
                                                    Oppenheimer
                                   Oppenheimer       Strategic      VT Discovery   VT Diversified  VT Growth and      VT Growth
                                  Main Street (a)     Bond (a)         Growth        Income (a)      Income (a)    Opportunities (a)
                                  ---------------  --------------  --------------  --------------  --------------  ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                         $        92,264  $      425,700  $            -  $      117,630  $        9,413  $              -
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk             (105,708)        (82,137)         (8,621)        (12,716)         (6,055)           (1,932)
  Administrative expense                   (8,079)         (6,172)           (616)           (891)           (447)             (130)
                                  ---------------  --------------  --------------  --------------  --------------  ----------------

    Net investment income (loss)          (21,523)        337,391          (9,237)        104,023           2,911            (2,062)
                                  ---------------  --------------  --------------  --------------  --------------  ----------------

NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                   1,365,357       1,677,921          45,795         254,710          55,195            25,529
  Cost of investments sold              1,444,320       1,555,732          44,165         247,172          52,671            24,960
                                  ---------------  --------------  --------------  --------------  --------------  ----------------

    Realized gains (losses)
      on fund shares                      (78,963)        122,189           1,630           7,538           2,524               569

Realized gain distributions                     -               -               -               -               -                 -
                                  ---------------  --------------  --------------  --------------  --------------  ----------------

    Net realized gains (losses)           (78,963)        122,189           1,630           7,538           2,524               569

Change in unrealized gains
  (losses)                                 58,633        (256,400)        (40,863)        (65,033)          1,056           (11,210)
                                  ---------------  --------------  --------------  --------------  --------------  ----------------
    Net realized and unrealized
      gains (losses) on
      investments                         (20,330)       (134,211)        (39,233)        (57,495)          3,580           (10,641)
                                  ---------------  --------------  --------------  --------------  --------------  ----------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS          $       (41,853) $      203,180  $      (48,470) $       46,528  $        6,491  $        (12,703)
                                  ===============  ==============  ==============  ==============  ==============  ================

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                                                                                        Scudder         Scudder
                                         Putnam          Putnam          Putnam          Putnam         Variable        Variable
                                     Variable Trust  Variable Trust  Variable Trust  Variable Trust     Series I        Series I
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------

                                                           VT
                                        VT Health     International        VT                         21st Century
                                      Sciences (a)       Equity       New Value (a)   VT Research        Growth         Balanced
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $        1,353  $          169  $        6,092  $            -  $            -  $       51,692
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk                 (7,753)           (116)         (7,367)           (805)         (2,302)         (9,464)
  Administrative expense                       (556)             (6)           (524)            (44)         (1,568)         (6,605)
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net investment income (loss)             (6,956)             47          (1,799)           (849)         (3,870)         35,623
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                        97,664             817          74,656           4,525         359,736       1,034,349
  Cost of investments sold                   95,169             653          61,705           3,829         345,462       1,056,250
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Realized gains (losses)
      on fund shares                          2,495             164          12,951             696          14,274         (21,901)

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized gains (losses)               2,495             164          12,951             696          14,274         (21,901)

Change in unrealized gains (losses)         (11,580)           (212)         13,980          (2,507)        (42,800)          5,070
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net realized and unrealized
      gains (losses) on investments          (9,085)            (48)         26,931          (1,811)        (28,526)        (16,831)
                                     --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $      (16,041) $           (1) $       25,132  $       (2,660) $      (32,396) $       18,792
                                     ==============  ==============  ==============  ==============  ==============  ==============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                         Scudder         Scudder         Scudder         Scudder         Scudder         Scudder
                                        Variable        Variable        Variable        Variable        Variable        Variable
                                        Series I        Series I        Series I        Series I        Series I        Series I
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                         Global       Growth and
                                          Bond       Capital Growth    Discovery         Income       International   Money Market
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $       51,505  $       11,014  $        4,406  $       13,839  $        9,709  $        6,949
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk                 (4,175)         (6,547)         (5,302)         (5,222)         (2,461)         (4,378)
  Administrative expense                     (2,975)         (4,554)         (3,695)         (3,775)         (1,679)         (3,017)
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net investment income (loss)             44,355             (87)         (4,591)          4,842           5,569            (446)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                       382,908         502,124       1,180,355       1,033,542         351,219       2,833,919
  Cost of investments sold                  375,611         544,532       1,076,776         962,115         328,662       2,833,919
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                          7,297         (42,408)        103,579          71,427          22,557               -

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net realized gains (losses)               7,297         (42,408)        103,579          71,427          22,557               -

Change in unrealized gains (losses)         (10,587)         34,224         (41,554)        (78,597)        (16,747)              -
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments          (3,290)         (8,184)         62,025          (7,170)          5,810               -
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $       41,065  $       (8,271) $       57,434  $       (2,328) $       11,379  $         (446)
                                     ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                        Scudder
                                        Variable       STI Classic     STI Classic     STI Classic     STI Classic     STI Classic
                                        Series II    Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                       Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------- --------------  --------------  --------------  --------------
                                                                                          STI
                                                       STI Capital    STI Growth &    International  STI Investment    STI Mid-Cap
                                         Growth     Appreciation (a)   Income (a)      Equity (a)    Grade Bond (a)    Equity (a)
                                     --------------  --------------- --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $        2,279  $            -  $       18,689  $       97,134  $      441,680  $       62,415
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk                 (2,650)       (463,267)        (39,664)        (59,722)       (167,333)       (126,992)
  Administrative expense                     (1,848)        (35,601)         (3,010)         (4,586)        (12,669)         (9,740)
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net investment income (loss)             (2,219)       (498,868)        (23,985)         32,826         261,678         (74,317)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                       197,714       9,572,171         457,303       1,459,018       4,494,452       2,884,835
  Cost of investments sold                  187,683      10,172,159         441,250       1,692,329       4,443,664       3,302,721
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                         10,031        (599,988)         16,053        (233,311)         50,788        (417,886)

Realized gain distributions                       -               -               -               -               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net realized gains (losses)              10,031        (599,988)         16,053        (233,311)         50,788        (417,886)

Change in unrealized gains (losses)         (31,087)        104,520         114,218         399,868         (19,739)        778,964
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments         (21,056)       (495,468)        130,271         166,557          31,049         361,078
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $      (23,275) $     (994,336) $      106,286  $      199,383  $      292,727  $      286,761
                                     ==============  ==============  ==============  ==============  ==============  ==============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                                                      The Universal   The Universal   The Universal   The Universal
                                      STI Classic      STI Classic    Institutional   Institutional   Institutional   Institutional
                                    Variable Trust   Variable Trust    Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.
                                      Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    ---------------  --------------- --------------  --------------  --------------  --------------

                                                        STI Value                                      Van Kampen      Van Kampen
                                     STI Small Cap       Income      Van Kampen UIF  Van Kampen UIF    UIF Global     UIF U.S. Mid
                                    Value Equity (a)    Stock (a)     Equity Growth   Fixed Income    Value Equity    Cap Value (h)
                                    ----------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $       24,323  $      366,450  $          743  $      105,310  $          291  $          172
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk               (105,527)       (368,171)         (3,212)        (26,712)           (382)         (7,211)
  Administrative expense                     (8,014)        (28,450)           (232)         (1,986)            (31)           (540)
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net investment income (loss)            (89,218)        (30,171)         (2,701)         76,612            (122)         (7,579)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                     1,920,003       8,322,002          19,150         126,807             566          39,796
  Cost of investments sold                1,239,935       8,616,625          20,976         124,335             539          34,847
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Realized gains (losses)
      on fund shares                        680,068        (294,623)         (1,826)          2,472              27           4,949

Realized gain distributions                       -               -               -           6,340               -               -
                                     --------------  --------------  --------------  --------------  --------------  --------------

    Net realized gains (losses)             680,068        (294,623)         (1,826)          8,812              27           4,949

Change in unrealized gains (losses)         267,660       2,179,315          (5,572)        (28,971)            422          16,679
                                     --------------  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
      gains (losses) on investments         947,728       1,884,692          (7,398)        (20,159)            449          21,628
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $      858,510  $    1,854,521  $      (10,099) $       56,453  $          327  $       14,049
                                     ==============  ==============  ==============  ==============  ==============  ==============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(h) Previously known as Van Kampen UIF Mid Cap Value

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                      The Universal   The Universal
                                      Institutional   Institutional
                                       Funds, Inc.    Funds, Inc.
                                       Sub-Account    Sub-Account
                                     --------------  --------------

                                       Van Kampen
                                        UIF U.S.       Van Kampen
                                       Real Estate      UIF Value
                                     --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $        2,578  $        2,921
Charges from Glenbrook Life
  and Annuity Company:
  Mortality and expense risk                 (1,577)         (3,147)
  Administrative expense                       (115)           (216)
                                     --------------  --------------

    Net investment income (loss)                886            (442)
                                     --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                        31,842          14,384
  Cost of investments sold                   24,068          12,358
                                     --------------  --------------

    Realized gains (losses)
      on fund shares                          7,774           2,026

Realized gain distributions                   3,001           9,254
                                     --------------  --------------

    Net realized gains (losses)              10,775          11,280

Change in unrealized gains (losses)          10,401           6,189
                                     --------------  --------------
    Net realized and unrealized
      gains (losses) on investments          21,176          17,469
                                     --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $       22,062  $       17,027
                                     ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                              AIM Variable     AIM Variable      AIM Variable     AIM Variable     AIM Variable     AIM Variable
                                Insurance        Insurance         Insurance        Insurance        Insurance        Insurance
                                  Funds            Funds             Funds            Funds            Funds            Funds
                               Sub-Account      Sub-Account       Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------  ---------------  ----------------  ---------------  ---------------  ---------------
                                AIM V. I.                         AIM V. I.                                           AIM V. I.
                               Aggressive        AIM V. I.         Capital          AIM V. I.     AIM V. I. Dent     Diversified
                                 Growth        Balanced (a)    Appreciation (a)  Core Equity (a)   Demographics        Income
                             ---------------  ---------------  ----------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $          (850) $       (53,131) $       (145,450) $       (40,875) $           (78) $       (12,227)
Net realized gains (losses)             (124)         (97,179)       (1,398,668)        (133,606)             (53)          (7,142)
Change in unrealized gains
  (losses)                              (463)         121,659           977,546          188,788             (167)          53,800
                             ---------------  ---------------  ----------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from operations              (1,437)         (28,651)         (566,572)          14,307             (298)          34,431
                             ---------------  ---------------  ----------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                                   -           13,309            11,190           38,003                -                -
Benefit payments                           -         (147,136)         (141,026)         (28,453)               -                -
Payments on termination               (9,148)        (341,659)       (1,741,971)        (450,716)            (758)         (51,571)
Contract maintenance charge              (11)          (1,735)           (4,745)          (1,498)               -             (103)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                     (1)         169,705          (717,516)        (208,527)             111           23,575
                             ---------------  ---------------  ----------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                        (9,160)        (307,516)       (2,594,068)        (651,191)            (647)         (28,099)
                             ---------------  ---------------  ----------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                             (10,597)        (336,167)       (3,160,640)        (636,884)            (945)           6,332

NET ASSETS AT BEGINNING OF
  PERIOD                              74,754        4,913,222        15,171,082        4,066,289            6,437        1,278,976
                             ---------------  ---------------  ----------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD  $        64,157  $     4,577,055  $     12,010,442  $     3,429,405  $         5,492  $     1,285,308
                             ===============  ===============  ================  ===============  ===============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period                9,149          555,169         1,658,952          501,771              846          116,242
    Units issued                           -           49,543            26,404           10,598               15            4,083
    Units redeemed                    (1,136)         (81,777)         (313,384)         (83,571)            (101)          (6,741)
                             ---------------  ---------------  ----------------  ---------------  ---------------  ---------------
  Units outstanding at end
    of period                          8,013          522,935         1,371,972          428,798              760          113,584
                             ===============  ===============  ================  ===============  ===============  ===============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                              AIM Variable     AIM Variable     AIM Variable     AIM Variable     AIM Variable      AIM Variable
                                Insurance        Insurance        Insurance        Insurance        Insurance         Insurance
                                  Funds            Funds            Funds            Funds            Funds             Funds
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account       Sub-Account
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------
                                AIM V. I.        AIM V. I.                                          AIM V. I.
                                 Global         Government        AIM V. I.         AIM V. I.     International       AIM V. I.
                              Utilities (b)     Securities       Growth (a)      High Yield (a)      Growth       Premier Equity (a)
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $           514  $        (7,187) $       (29,619) $       (18,922) $        (1,272) $         (79,502)
Net realized gains (losses)          (15,578)           2,953         (302,270)         (39,041)         (11,162)          (601,122)
Change in unrealized gains
  (losses)                            15,129           10,044          247,676          146,207           19,747            415,309
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------
Increase (decrease) in net
  assets from operations                  65            5,810          (84,213)          88,244            7,313           (265,315)
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                                   -           25,000            1,924            1,041                -              4,553
Benefit payments                           -           (6,499)         (66,694)         (12,334)               -           (206,381)
Payments on termination                    -          (82,269)        (276,028)        (130,097)         (20,762)          (670,382)
Contract maintenance charge                -             (129)          (1,675)            (390)            (123)            (2,897)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                (17,540)         (31,293)         (44,596)         (13,626)           2,722           (274,234)
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------
Increase (decrease) in net
  assets from contract
  transactions                       (17,540)         (95,190)        (387,069)        (155,406)         (18,163)        (1,149,341)
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------

INCREASE (DECREASE) IN NET
  ASSETS                             (17,475)         (89,380)        (471,282)         (67,162)         (10,850)        (1,414,656)

NET ASSETS AT BEGINNING OF
  PERIOD                              17,475          775,116        2,857,879        1,829,741          126,200          8,089,302
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------
NET ASSETS AT END OF PERIOD  $             -  $       685,736  $     2,386,597  $     1,762,579  $       115,350  $       6,674,646
                             ===============  ===============  ===============  ===============  ===============  =================

UNITS OUTSTANDING
  Units outstanding at
    beginning of period                1,980           63,780          487,934          187,157           13,093          1,099,634
    Units issued                           -            3,548           18,454            8,141              278             49,341
    Units redeemed                    (1,980)         (11,309)         (88,644)         (24,195)          (2,207)          (211,785)
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------
  Units outstanding at end
    of period                              -           56,019          417,744          171,103           11,164            937,190
                             ===============  ===============  ===============  ===============  ===============  =================

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(b) On April 30, 2004, AIM V.I. Global Utilities merged into INVESCO VIF - Utilities

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------------------------------------
                                                 American         American          Dreyfus
(unaudited)                                       Century          Century         Socially                           Dreyfus
                              AIM Variable       Variable         Variable        Responsible                        Variable
                                Insurance       Portfolios       Portfolios         Growth        Dreyfus Stock     Investment
                                  Funds             Inc              Inc          Fund, Inc.       Index Fund          Fund
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                  American          Dreyfus
                                                  American         Century         Socially
                              INVESCO VIF -       Century            VP           Responsible     Dreyfus Stock    VIF Growth &
                              Utilities (c)     VP Balanced     International     Growth Fund      Index Fund         Income
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $          (103) $           509  $          (420) $        (3,433) $        (8,712) $        (2,329)
Net realized gains (losses)               17             (466)         (26,012)         (22,792)          (9,591)             325
Change in unrealized gains
  (losses)                             1,656            1,508           24,777           15,119           17,804           (9,309)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from operations               1,570            1,551           (1,655)         (11,106)            (499)         (11,313)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                                   -                -               48              300           11,383               96
Benefit payments                           -                -                -                -          (21,201)         (11,618)
Payments on termination                    -           (8,827)          (3,161)         (16,013)        (297,898)         (29,901)
Contract maintenance charge              (11)             (44)             (12)             (85)          (1,259)            (252)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                 17,526              (31)         (29,553)         (30,952)          18,510            5,670
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                        17,515           (8,902)         (32,678)         (46,750)        (290,465)         (36,005)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                              19,085           (7,351)         (34,333)         (57,856)        (290,964)         (47,318)

NET ASSETS AT BEGINNING OF
  PERIOD                                   -           84,643           89,593          319,704        2,329,338          398,468
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD  $        19,085  $        77,292  $        55,260  $       261,848  $     2,038,374  $       351,150
                             ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period                    -            6,713            8,566           39,368          243,773           40,601
    Units issued                       3,509                -                5              244           20,020            1,967
    Units redeemed                    (1,756)            (708)          (3,274)          (5,584)         (47,023)          (5,744)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Units outstanding at end
    of period                          1,753            6,005            5,297           34,028          216,770           36,824
                             ===============  ===============  ===============  ===============  ===============  ===============

(c) For period beginning April 30, 2004 and ended September 30, 2004

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------------------------------------

(unaudited)                      Dreyfus          Dreyfus                          Fidelity         Fidelity         Fidelity
                                Variable         Variable         Federated        Variable         Variable         Variable
                               Investment       Investment        Insurance        Insurance        Insurance        Insurance
                                  Fund             Fund            Series        Products Fund    Products Fund    Products Fund
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                  Federated                           VIP
                                   VIF           VIF Small       Prime Money          VIP         Equity-Income
                              Money Market     Company Stock     Fund II (a)     Contrafund (a)        (a)         VIP Growth (a)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $        (7,950) $          (813) $       (66,202) $       (45,491) $        35,680  $       (46,493)
Net realized gains (losses)                -              446                -           16,846           52,222         (428,337)
Change in unrealized gains
  (losses)                                 -            4,216                -          331,375          (27,968)         131,679
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from operations              (7,950)           3,849          (66,202)         302,730           59,934         (343,151)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                              12,226                -           35,157            6,213           12,401           34,726
Benefit payments                    (475,374)               -         (208,510)        (181,735)        (182,762)         (82,290)
Payments on termination             (548,842)          (1,862)      (3,699,440)        (785,035)        (833,674)        (621,846)
Contract maintenance charge             (762)             (50)          (2,268)          (2,957)          (1,984)          (2,751)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                676,057            4,323          725,391          191,001          475,590          (12,874)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                      (336,695)           2,411       (3,149,670)        (772,513)        (530,429)        (685,035)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                            (344,645)           6,260       (3,215,872)        (469,783)        (470,495)      (1,028,186)

NET ASSETS AT BEGINNING OF
  PERIOD                           1,570,462           69,649       13,265,984        6,817,562        6,144,177        6,474,538
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD  $     1,225,817  $        75,909  $    10,050,112  $     6,347,779  $     5,673,682  $     5,446,352
                             ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period              148,952            5,289        1,183,030          591,019          540,191          785,982
    Units issued                      98,355              227          485,044           40,205           68,054           25,784
    Units redeemed                  (130,457)             (55)        (760,943)        (110,209)        (115,431)        (110,525)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Units outstanding at end
    of period                        116,850            5,461          907,131          521,015          492,814          701,241
                             ===============  ===============  ===============  ===============  ===============  ===============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------------------------------------
                                                                                   Fidelity         Fidelity         Fidelity
(unaudited)                                                                        Variable         Variable         Variable
                                Fidelity         Fidelity         Fidelity         Insurance        Insurance        Insurance
                                Variable         Variable         Variable       Products Fund    Products Fund    Products Fund
                                Insurance        Insurance        Insurance        (Service         (Service         (Service
                              Products Fund    Products Fund    Products Fund      Class 2)         Class 2)         Class 2)
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                   VIP Asset                            VIP
                                                                                Manager Growth   VIP Contrafund    Equity-Income
                                VIP High            VIP              VIP           (Service        (Service          (Service
                               Income (a)      Index 500 (a)    Overseas (a)       Class 2)         Class 2)         Class 2)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $       173,536  $        17,080  $         1,535  $           335  $       (11,739) $         9,954
Net realized gains (losses)          (48,307)        (107,425)         (40,692)              62           21,642           48,628
Change in unrealized gains
  (losses)                           (39,674)          99,617           25,626           (1,207)          43,621          (37,295)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from operations              85,555            9,272          (13,531)            (810)          53,524           21,287
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                               1,817           34,610               60                -           36,371           28,329
Benefit payments                      (2,060)        (158,289)         (10,345)               -          (46,308)         (88,024)
Payments on termination             (279,655)        (395,965)        (134,469)            (706)         (50,727)        (159,861)
Contract maintenance charge             (575)          (1,844)            (382)              (6)            (265)            (686)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                187,356          647,142           63,384              (61)          47,161           73,430
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                       (93,117)         125,654          (81,752)            (773)         (13,768)        (146,812)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                              (7,562)         134,926          (95,283)          (1,583)          39,756         (125,525)

NET ASSETS AT BEGINNING OF
  PERIOD                           2,368,296        6,256,749          965,907           31,137        1,256,102        3,336,055
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD  $     2,360,734  $     6,391,675  $       870,624  $        29,554  $     1,295,858  $     3,210,530
                             ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period              251,180          822,211          131,713            3,259          117,549          337,983
    Units issued                      45,664          122,748           10,900                -           12,223           31,681
    Units redeemed                   (55,705)        (107,082)         (21,699)             (82)         (13,481)         (46,729)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Units outstanding at end
    of period                        241,139          837,877          120,914            3,177          116,291          322,935
                             ===============  ===============  ===============  ===============  ===============  ===============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------------------------------------
                                Fidelity         Fidelity         Fidelity         Fidelity
(unaudited)                     Variable         Variable         Variable         Variable         Franklin         Franklin
                                Insurance        Insurance        Insurance        Insurance        Templeton        Templeton
                              Products Fund    Products Fund    Products Fund    Products Fund      Variable         Variable
                                (Service         (Service         (Service         (Service         Insurance        Insurance
                                Class 2)         Class 2)         Class 2)         Class 2)      Products Trust   Products Trust
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                 VIP High
                               VIP Growth         Income        VIP Index 500    VIP Overseas
                                (Service         (Service         (Service         (Service         Franklin       Mutual Shares
                                Class 2)         Class 2)         Class 2)         Class 2)         Small Cap       Securities
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $        (8,510) $        85,645  $           (43) $           (83) $        (4,043) $        (3,892)
Net realized gains (losses)            4,613            7,859            3,510              217            4,691            7,546
Change in unrealized gains
  (losses)                           (48,386)         (54,243)          (3,557)          (1,376)              74           28,854
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from operations             (52,283)          39,261              (90)          (1,242)             722           32,508
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                               2,220                -           10,732                -                -            1,144
Benefit payments                      (3,095)         (32,378)         (23,989)               -           (7,967)          (7,683)
Payments on termination              (57,776)         (36,354)         (43,340)               -          (17,849)         (45,388)
Contract maintenance charge             (301)            (106)            (401)             (33)             (88)            (197)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                 10,449          120,605           (2,027)           5,877           43,753          194,518
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                       (48,503)          51,767          (59,025)           5,844           17,849          142,394
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                            (100,786)          91,028          (59,115)           4,602           18,571          174,902

NET ASSETS AT BEGINNING OF
  PERIOD                             892,230        1,202,441        1,786,588           49,712          347,547        1,258,339
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD  $       791,444  $     1,293,469  $     1,727,473  $        54,314  $       366,118  $     1,433,241
                             ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period              113,442          104,870          204,226            5,054           36,544          111,811
    Units issued                       3,513           15,753            2,810              705            5,718           22,660
    Units redeemed                    (9,854)         (11,422)          (9,581)            (171)          (4,216)          (9,051)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Units outstanding at end
    of period                        107,101          109,201          197,455            5,588           38,046          125,420
                             ===============  ===============  ===============  ===============  ===============  ===============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------------------------------------

(unaudited)                     Franklin         Franklin         Franklin         Franklin
                                Templeton        Templeton        Templeton        Templeton      Goldman Sachs    Goldman Sachs
                                Variable         Variable         Variable         Variable         Variable         Variable
                                Insurance        Insurance        Insurance        Insurance        Insurance        Insurance
                             Products Trust   Products Trust   Products Trust   Products Trust        Trust            Trust
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                Templeton
                               Developing        Templeton        Templeton        Templeton                         VIT CORE
                                 Markets          Foreign       Global Income       Growth             VIT           Small Cap
                               Securities       Securities     Securities (a)   Securities (a)   Capital Growth       Equity
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $           202  $          (163) $       164,688  $         6,061  $          (919) $        (4,661)
Net realized gains (losses)               91            5,915           26,285          (59,906)            (390)           6,742
Change in unrealized gains
  (losses)                             2,007            4,035         (146,991)         241,160               16           10,457
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from operations               2,300            9,787           43,982          187,315           (1,293)          12,538
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                                   -                -           10,900          245,150                -              653
Benefit payments                           -           (8,198)         (25,570)         (44,308)            (369)               -
Payments on termination                    -          (17,150)         (76,218)        (804,190)            (306)          (4,960)
Contract maintenance charge               (4)             (82)            (354)          (1,303)             (68)            (165)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                      -            2,921          317,598          382,194               (5)         (17,341)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                            (4)         (22,509)         226,356         (222,457)            (748)         (21,813)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                               2,296          (12,722)         270,338          (35,142)          (2,041)          (9,275)

NET ASSETS AT BEGINNING OF
  PERIOD                              33,070          303,461        1,397,929        6,326,316           77,782          413,884
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD  $        35,366  $       290,739  $     1,668,267  $     6,291,174  $        75,741  $       404,609
                             ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period                2,219           32,719           85,828          470,983            9,877           30,395
    Units issued                           -              344           24,039           60,025                -               64
    Units redeemed                         -           (2,696)          (9,268)         (68,108)             (92)          (1,770)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Units outstanding at end
    of period                          2,219           30,367          100,599          462,900            9,785           28,689
                             ===============  ===============  ===============  ===============  ===============  ===============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                              Goldman Sachs    Goldman Sachs    Goldman Sachs    Goldman Sachs
                                Variable         Variable         Variable         Variable
                                Insurance        Insurance        Insurance        Insurance      LSA Variable     LSA Variable
                                  Trust            Trust            Trust            Trust        Series Trust     Series Trust
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                     VIT                                                LSA
                              VIT CORE U.S.    VIT Growth and   International         VIT          LSA Capital      Diversified
                                 Equity           Income           Equity        Mid Cap Value     Growth (d)       Mid Cap (e)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $        (3,724) $           (92) $          (296) $           (80) $          (831) $            (1)
Net realized gains (losses)               20               (9)            (156)              17           24,465               53
Change in unrealized gains
  (losses)                            15,951              659             (603)             859          (22,834)             (52)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from operations              12,247              558           (1,055)             796              800                -
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                                 300                -                -                -            1,025                -
Benefit payments                        (406)               -                -                -                -                -
Payments on termination              (14,476)               -             (817)               -             (985)               -
Contract maintenance charge             (175)              (8)               -                -              (16)              (4)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                  1,648                -            9,548                -         (173,187)            (219)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                       (13,109)              (8)           8,731                -         (173,163)            (223)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                                (862)             550            7,676              796         (172,363)            (223)

NET ASSETS AT BEGINNING OF
  PERIOD                             314,673            7,620           20,068            7,556          172,363              223
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD  $       313,811  $         8,170  $        27,744  $         8,352  $             -  $             -
                             ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period               34,519              819            2,017              452           21,429               22
    Units issued                         123                -              903                -              125                -
    Units redeemed                    (1,505)              (1)             (83)               -          (21,554)             (22)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Units outstanding at end
    of period                         33,137              818            2,837              452                -                -
                             ===============  ===============  ===============  ===============  ===============  ===============

(d) On April 30, 2004, LSA Capital Growth merged into Van Kampen UIF Equity
    Growth
(e) On April 30, 2004, LSA Diversified Mid Cap merged into Van Kampen UIF U.S. Mid Cap Value

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                                  MFS Variable     MFS Variable    MFS Variable     MFS Variable     MFS Variable
                               LSA Variable        Insurance        Insurance       Insurance        Insurance        Insurance
                               Series Trust          Trust            Trust           Trust            Trust            Trust
                                Sub-Account       Sub-Account      Sub-Account     Sub-Account      Sub-Account      Sub-Account
                             -----------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                   LSA            MFS Emerging    MFS Investors       MFS New            MFS              MFS
                             Equity Growth (f)     Growth (a)       Trust (a)       Discovery (a)    Research (a)    Utilities (a)
                             -----------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $            (467) $       (31,659) $        (3,960) $        (5,763) $          (663) $           301
Net realized gains (losses)              6,515         (413,436)         (12,932)           2,878         (129,951)             996
Change in unrealized gains
  (losses)                              (6,974)         383,586           12,852          (40,777)         163,418            8,793
                             -----------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from operations                  (926)         (61,509)          (4,040)         (43,662)          32,804           10,090
                             -----------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                                   385            3,210              205              906            2,565                -
Benefit payments                             -          (48,316)         (16,413)          (5,430)          (3,255)               -
Payments on termination                   (452)        (289,566)         (42,782)         (10,216)        (176,129)          (1,000)
Contract maintenance charge                (13)          (1,765)            (409)            (143)            (634)             (30)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                  (95,244)        (122,525)          31,012           (3,423)        (125,470)          18,912
                             -----------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                         (95,324)        (458,962)         (28,387)         (18,306)        (302,923)          17,882
                             -----------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                               (96,250)        (520,471)         (32,427)         (61,968)        (270,119)          27,972

NET ASSETS AT BEGINNING OF
  PERIOD                                96,250        3,233,420          996,590          564,304        2,134,009           74,068
                             -----------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD  $               -  $     2,712,949  $       964,163  $       502,336  $     1,863,890  $       102,040
                             =================  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period                 12,311          483,642          121,463           46,892          306,043            7,960
    Units issued                            61           14,390            7,337            5,560            5,760            2,882
    Units redeemed                     (12,372)         (88,009)         (10,879)          (6,716)         (48,616)          (1,016)
                             -----------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Units outstanding at end
    of period                                -          410,023          117,921           45,736          263,187            9,826
                             =================  ===============  ===============  ===============  ===============  ===============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(f) On April 30, 2004, LSA Equity Growth merged into Van Kampen UIF Equity
    Growth

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------------------------------------

(unaudited)                   MFS Variable     MFS Variable     MFS Variable     MFS Variable     MFS Variable      Neuberger &
                                Insurance        Insurance        Insurance        Insurance        Insurance         Berman
                                  Trust            Trust            Trust            Trust            Trust          Advisors
                                (Service         (Service         (Service         (Service         (Service        Management
                                 Class)           Class)           Class)           Class)           Class)            Trust
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                              MFS Emerging     MFS Investors       MFS New
                                 Growth            Trust          Discovery      MFS Research     MFS Utilities
                                (Service         (Service         (Service         (Service         (Service
                                 Class)           Class)           Class)           Class)           Class)        AMT Guardian
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $        (7,826) $        (5,354) $       (11,957) $          (822) $           972  $          (115)
Net realized gains (losses)             (822)           1,786            3,150              217            4,755              (14)
Change in unrealized gains
  (losses)                            (6,730)          (1,700)         (81,342)           6,142           53,296              457
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from operations             (15,378)          (5,268)         (90,149)           5,537           59,023              328
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                                   -              583            1,798                -              900                -
Benefit payments                           -           (8,443)         (20,864)         (17,509)            (608)               -
Payments on termination              (14,223)         (19,353)         (15,805)          (1,966)         (55,986)            (400)
Contract maintenance charge             (160)            (270)            (162)             (98)             (96)               -
Transfers among the
  sub-accounts and with the
  Fixed Account - net                (13,356)          (8,010)          42,540            2,917          (61,516)           2,019
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                       (27,739)         (35,493)           7,507          (16,656)        (117,306)           1,619
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                             (43,117)         (40,761)         (82,642)         (11,119)         (58,283)           1,947

NET ASSETS AT BEGINNING OF
  PERIOD                             669,465          764,732        1,025,651          396,711          613,520            6,960
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD  $       626,348  $       723,971  $       943,009  $       385,592  $       555,237  $         8,907
                             ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period               97,962           92,122          120,208           51,381           78,291              629
    Units issued                       1,373            5,150           12,632            2,103            7,309              150
    Units redeemed                    (5,476)          (9,452)         (12,632)          (4,192)         (22,105)               -
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Units outstanding at end
    of period                         93,859           87,820          120,208           49,292           63,495              779
                             ===============  ===============  ===============  ===============  ===============  ===============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)                    Neuberger &      Neuberger &
                                 Berman           Berman
                                Advisors         Advisors       Oppernheimer      Oppenheimer      Oppernheimer     Oppernheimer
                               Management       Management        Variable         Variable          Variable         Variable
                                  Trust            Trust        Account Funds    Account Funds     Account Funds    Account Funds
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account       Sub-Account      Sub-Account
                             ---------------  ---------------  ---------------  ----------------  ----------------  ---------------
                                                                  Oppenheimer                       Oppenheimer      Oppenheimer
                                   AMT                            Aggressive      Oppenheimer         Capital          Global
                             Mid-Cap Growth    AMT Partners       Growth (a)    Balanced (g) (a)  Appreciation (a)  Securities (a)
                             ---------------  ---------------  ---------------  ----------------  ----------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $          (264) $        (1,457) $       (30,241) $         (2,586) $        (58,730) $        11,677
Net realized gains (losses)             (208)            (411)        (100,859)           32,697           (78,517)         (31,606)
Change in unrealized gains
  (losses)                               926            7,366          275,651            76,205           (73,020)          72,826
                             ---------------  ---------------  ---------------  ----------------  ----------------  ---------------
Increase (decrease) in net
  assets from operations                 454            5,498          144,551           106,316          (210,267)          52,897
                             ---------------  ---------------  ---------------  ----------------  ----------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                                   -                -            5,143           121,663            49,844           14,407
Benefit payments                           -                -           (1,637)          (88,644)         (116,936)         (50,085)
Payments on termination                    -             (101)        (163,306)       (1,172,621)         (466,139)        (445,645)
Contract maintenance charge              (28)             (43)          (1,122)           (2,525)           (2,757)          (1,034)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                      -           (1,052)          23,216           524,562           334,671            4,854
                             ---------------  ---------------  ---------------  ----------------  ----------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                           (28)          (1,196)        (137,706)         (617,565)         (201,317)        (477,503)
                             ---------------  ---------------  ---------------  ----------------  ----------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                                 426            4,302            6,845          (511,249)         (411,584)        (424,606)

NET ASSETS AT BEGINNING OF
  PERIOD                              24,704          120,678        2,740,723        12,223,981         7,881,655        4,694,105
                             ---------------  ---------------  ---------------  ----------------  ----------------  ---------------
NET ASSETS AT END OF PERIOD  $        25,130  $       124,980  $     2,747,568  $     11,712,732  $      7,470,071  $     4,269,499
                             ===============  ===============  ===============  ================  ================  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period                2,264           11,778          431,201         1,032,197           942,115          437,641
    Units issued                           -                -           14,934            89,177            98,047           23,996
    Units redeemed                        (3)            (116)         (32,161)         (137,172)         (120,793)         (69,630)
                             ---------------  ---------------  ---------------  ----------------  ----------------  ---------------
  Units outstanding at end
    of period                          2,261           11,662          413,974           984,202           919,369          392,007
                             ===============  ===============  ===============  ================  ================  ===============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(g) Previously known as Oppenheimer Multiple Strategies

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                              Oppernheimer     Oppernheimer
                                Variable         Variable          Putnam           Putnam           Putnam            Putnam
                              Account Funds    Account Funds    Variable Trust   Variable Trust   Variable Trust   Variable Trust
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account       Sub-Account
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------
                                                Oppenheimer
                               Oppenheimer       Strategic      VT Discovery     VT Diversified   VT Growth and       VT Growth
                             Main Street (a)      Bond (a)         Growth         Income (a)       Income (a)     Opportunities (a)
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $       (21,523) $       337,391  $        (9,237) $       104,023  $         2,911  $          (2,062)
Net realized gains (losses)          (78,963)         122,189            1,630            7,538            2,524                569
Change in unrealized gains
  (losses)                            58,633         (256,400)         (40,863)         (65,033)           1,056            (11,210)
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------
Increase (decrease) in net
  assets from operations             (41,853)         203,180          (48,470)          46,528            6,491            (12,703)
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                              62,945           51,537              212            1,324                -                  -
Benefit payments                    (163,124)         (71,513)          (4,966)         (19,999)               -                  -
Payments on termination             (862,230)        (594,818)         (23,282)         (70,112)         (45,357)            (1,801)
Contract maintenance charge           (3,904)          (2,001)            (191)            (155)            (184)               (73)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                164,860         (555,775)           4,000          (19,089)          15,887            (18,630)
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------
Increase (decrease) in net
  assets from contract
  transactions                      (801,453)      (1,172,570)         (24,227)        (108,031)         (29,654)           (20,504)
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------

INCREASE (DECREASE) IN NET
  ASSETS                            (843,306)        (969,390)         (72,697)         (61,503)         (23,163)           (33,207)

NET ASSETS AT BEGINNING OF
  PERIOD                          11,121,494        8,642,893          844,455        1,227,898          617,763            184,344
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------

NET ASSETS AT END OF PERIOD  $    10,278,188  $     7,673,503  $       771,758  $     1,166,395  $       594,600  $         151,137
                             ===============  ===============  ===============  ===============  ===============  =================

UNITS OUTSTANDING
  Units outstanding at
    beginning of period            1,307,149          668,356          113,690           99,113           66,488             24,768
    Units issued                      72,503           48,859            2,454           10,668            2,332                552
    Units redeemed                  (169,347)        (137,895)          (5,786)         (19,324)          (5,442)            (3,127)
                             ---------------  ---------------  ---------------  ---------------  ---------------  -----------------
  Units outstanding at end
    of period                      1,210,305          579,320          110,358           90,457           63,378             22,193
                             ===============  ===============  ===============  ===============  ===============  =================

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                                                                                     Scudder          Scudder
                                 Putnam           Putnam           Putnam           Putnam          Variable         Variable
                             Variable Trust   Variable Trust   Variable Trust   Variable Trust      Series I         Series I
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                    VT
                                VT Health      International         VT                           21st Century
                              Sciences (a)        Equity        New Value (a)     VT Research        Growth          Balanced
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $        (6,956) $            47  $        (1,799) $          (849) $        (3,870) $        35,623
Net realized gains (losses)            2,495              164           12,951              696           14,274          (21,901)
Change in unrealized gains
  (losses)                           (11,580)            (212)          13,980           (2,507)         (42,800)           5,070
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from operations             (16,041)              (1)          25,132           (2,660)         (32,396)          18,792
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                                 216              483              991                -           12,714           22,332
Benefit payments                     (19,403)               -             (593)               -                -           (4,459)
Payments on termination              (12,933)            (693)         (18,695)          (3,640)         (23,798)        (349,518)
Contract maintenance charge             (167)             (11)            (131)             (47)               -                -
Transfers among the
  sub-accounts and with the
  Fixed Account - net                (11,853)              (2)         (34,288)             208          105,796         (164,679)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                       (44,140)            (223)         (52,716)          (3,479)          94,712         (496,324)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                             (60,181)            (224)         (27,584)          (6,139)          62,316         (477,532)

NET ASSETS AT BEGINNING OF
  PERIOD                             762,835           11,142          717,484           77,002          657,152        3,237,017
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD  $       702,654  $        10,918  $       689,900  $        70,863  $       719,468  $     2,759,485
                             ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period               86,078              960           66,888            7,162           84,129          297,339
    Units issued                       8,445               39            1,391               20           58,705           48,711
    Units redeemed                   (13,431)             (66)          (6,239)            (361)         (46,209)         (93,770)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Units outstanding at end
    of period                         81,092              933           62,040            6,821           96,625          252,280
                             ===============  ===============  ===============  ===============  ===============  ===============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                 Scudder          Scudder          Scudder          Scudder          Scudder          Scudder
                                Variable         Variable         Variable         Variable         Variable         Variable
                                Series I         Series I         Series I         Series I         Series I         Series I
                               Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                   Global         Growth and
                                  Bond        Capital Growth      Discovery         Income        International    Money Market
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $        44,355  $           (87) $        (4,591) $         4,842  $         5,569  $          (446)
Net realized gains (losses)            7,297          (42,408)         103,579           71,427           22,557                -
Change in unrealized gains
  (losses)                           (10,587)          34,224          (41,554)         (78,597)         (16,747)               -
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
  assets from operations              41,065           (8,271)          57,434           (2,328)          11,379             (446)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                              32,095           26,761           30,404           45,960           17,969              684
Benefit payments                     (95,218)          (1,669)         (90,513)         (70,803)            (482)          (1,357)
Payments on termination             (122,516)         (66,709)         (90,417)         (61,913)         (69,583)        (697,559)
Contract maintenance charge                -                -                -                -                -                -
Transfers among the
  sub-accounts and with the
  Fixed Account - net                108,600          (40,576)          77,820          (77,818)        (193,443)          97,911
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                       (77,039)         (82,193)         (72,706)        (164,574)        (245,539)        (600,321)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                             (35,974)         (90,464)         (15,272)        (166,902)        (234,160)        (600,767)

NET ASSETS AT BEGINNING OF
  PERIOD                           1,383,149        2,026,920        1,577,600        1,569,589          915,939        1,593,166
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD  $     1,347,175  $     1,936,456  $     1,562,328  $     1,402,687  $       681,779  $       992,399
                             ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period              109,557          222,387          106,498          180,413          104,954          138,851
    Units issued                      23,746           50,399           85,172          114,832           13,040          213,703
    Units redeemed                   (30,062)         (59,725)         (89,904)        (134,211)         (40,606)        (265,973)
                             ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Units outstanding at end
    of period                        103,241          213,061          101,766          161,034           77,388           86,581
                             ===============  ===============  ===============  ===============  ===============  ===============

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                 Scudder
                                Variable        STI Classic       STI Classic      STI Classic      STI Classic      STI Classic
                                Series II     Variable Trust    Variable Trust   Variable Trust   Variable Trust   Variable Trust
                               Sub-Account      Sub-Account       Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ---------------  ----------------  ---------------  ---------------  ---------------  ---------------
                                                                                      STI
                                                 STI Capital      STI Growth &    International    STI Investment    STI Mid-Cap
                                 Growth       Appreciation (a)     Income (a)       Equity (a)     Grade Bond (a)     Equity (a)
                             ---------------  ----------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $        (2,219) $       (498,868) $       (23,985) $        32,826  $       261,678  $       (74,317)
Net realized gains (losses)           10,031          (599,988)          16,053         (233,311)          50,788         (417,886)
Change in unrealized gains
  (losses)                           (31,087)          104,520          114,218          399,868          (19,739)         778,964
                             ---------------  ----------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from operations             (23,275)         (994,336)         106,286          199,383          292,727          286,761
                             ---------------  ----------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                              13,300           107,022           18,050           11,278            7,169           74,433
Benefit payments                        (513)         (754,752)        (101,315)         (38,847)        (343,934)        (163,819)
Payments on termination              (27,312)       (7,111,525)        (207,679)      (1,091,286)      (2,453,336)      (2,270,430)
Contract maintenance charge                -           (12,705)          (1,090)          (1,413)          (3,403)          (3,232)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                (18,333)         (985,926)         266,161          (84,287)      (1,320,774)        (188,797)
                             ---------------  ----------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                       (32,858)       (8,757,886)         (25,873)      (1,204,555)      (4,114,278)      (2,551,845)
                             ---------------  ----------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                             (56,133)       (9,752,222)          80,413       (1,005,172)      (3,821,551)      (2,265,084)

NET ASSETS AT BEGINNING OF
  PERIOD                             841,556        51,500,286        3,934,495        6,617,884       18,950,309       13,957,127
                             ---------------  ----------------  ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD  $       785,423  $     41,748,064  $     4,014,908  $     5,612,712  $    15,128,758  $    11,692,043
                             ===============  ================  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period              115,072         2,795,622          416,381          582,659        1,407,276        1,022,113
    Units issued                      23,085            63,563           43,938           32,245           32,717           27,760
    Units redeemed                   (27,584)         (513,648)         (46,232)        (132,599)        (333,823)        (201,938)
                             ---------------  ----------------  ---------------  ---------------  ---------------  ---------------
  Units outstanding at end
    of period                        110,573         2,345,537          414,087          482,305        1,106,170          847,935
                             ===============  ================  ===============  ===============  ===============  ===============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                                                 The Universal    The Universal    The Universal    The Universal
                                STI Classic      STI Classic     Institutional    Institutional    Institutional    Institutional
                              Variable Trust   Variable Trust     Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             ----------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                  STI Value                                         Van Kampen       Van Kampen
                               STI Small Cap       Income       Van Kampen UIF   Van Kampen UIF     UIF Global      UIF U.S. Mid
                             Value Equity (a)     Stock (a)      Equity Growth    Fixed Income     Value Equity     Cap Value (h)
                             ----------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $        (89,218) $       (30,171) $        (2,701) $        76,612  $          (122) $        (7,579)
Net realized gains (losses)           680,068         (294,623)          (1,826)           8,812               27            4,949
Change in unrealized gains
  (losses)                            267,660        2,179,315           (5,572)         (28,971)             422           16,679
                             ----------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from operations              858,510        1,854,521          (10,099)          56,453              327           14,049
                             ----------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                               23,453           88,218            1,183            1,500                -            1,858
Benefit payments                      (97,812)        (612,323)            (342)               -                -             (566)
Payments on termination            (1,265,256)      (6,145,830)         (13,906)         (77,889)            (154)         (12,698)
Contract maintenance charge            (2,554)         (10,396)            (112)            (307)             (30)            (400)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                 (93,896)        (889,964)         270,342          686,644                -            6,734
                             ----------------  ---------------  ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                     (1,436,065)      (7,570,295)         257,165          609,948             (184)          (5,072)
                             ----------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                             (577,555)      (5,715,774)         247,066          666,401              143            8,977

NET ASSETS AT BEGINNING OF
  PERIOD                           10,961,436       40,311,385          166,294        2,267,335           37,788          722,113
                             ----------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD  $     10,383,881  $    34,595,611  $       413,360  $     2,933,736  $        37,931  $       731,090
                             ================  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period               719,997        2,449,978           20,239          197,860            3,786           68,409
    Units issued                       31,778           63,019           27,271           69,478                -            3,025
    Units redeemed                   (124,056)        (500,362)          (1,607)         (16,546)             (17)          (3,511)
                             ----------------  ---------------  ---------------  ---------------  ---------------  ---------------
  Units outstanding at end
    of period                         627,719        2,012,635           45,903          250,792            3,769           67,923
                             ================  ===============  ===============  ===============  ===============  ===============

(a) Amounts have been restated to reflect the combination of Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life Multi-Manager Variable Account, and Glenbrook Life Scudder Variable Account A as if it occurred on January 1, 2004, as disclosed in Note 2 to the condensed financial statements.
(h) Previously known as Van Kampen UIF Mid Cap Value

See notes to condensed financial statements.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------------------------------------

                              The Universal    The Universal
(unaudited)                   Institutional    Institutional
                               Funds, Inc.      Funds, Inc.
                               Sub-Account      Sub-Account
                             ---------------  ---------------
                               Van Kampen
                                 UIF U.S.       Van Kampen
                               Real Estate       UIF Value
                             ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS
Net investment income (loss) $           886  $          (442)
Net realized gains (losses)           10,775           11,280
Change in unrealized gains
  (losses)                            10,401            6,189
                             ---------------  ---------------
Increase (decrease) in net
  assets from operations              22,062           17,027
                             ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM CONTRACT
  TRANSACTIONS
Deposits                                   -              300
Benefit payments                      (7,179)               -
Payments on termination              (23,058)          (2,498)
Contract maintenance charge               (7)            (156)
Transfers among the
  sub-accounts and with the
  Fixed Account - net                  6,856            9,802
                             ---------------  ---------------
Increase (decrease) in net
  assets from contract
  transactions                       (23,388)           7,448
                             ---------------  ---------------

INCREASE (DECREASE) IN NET
  ASSETS                              (1,326)          24,475

NET ASSETS AT BEGINNING OF
  PERIOD                             158,147          277,334
                             ---------------  ---------------
NET ASSETS AT END OF PERIOD  $       156,821  $       301,809
                             ===============  ===============

UNITS OUTSTANDING
  Units outstanding at
    beginning of period               12,913           24,256
    Units issued                       1,032            1,800
    Units redeemed                    (2,926)          (1,130)
                             ---------------  ---------------
  Units outstanding at end
    of period                         11,019           24,926
                             ===============  ===============

See notes to condensed financial statements.

                  GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

Glenbrook Life Multi-Manager Variable Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Glenbrook Life and Annuity Company ("Glenbrook Life"). The assets of the Account are legally segregated from those of Glenbrook Life. Glenbrook Life is wholly owned by Allstate Life Insurance Company ("Allstate Life"), a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

These condensed financial statements and notes as of September 30, 2004 and for the nine-month period ended September 30, 2004 are unaudited. The condensed financial statements reflect all adjustments (consisting of normal recurring accruals), which are, in the opinion of management, necessary for the fair presentation of the financial position. These condensed financial statements and notes should be read in conjunction with the Glenbrook Life Multi-Manager Variable Account, the Glenbrook Life Scudder Variable Account A and the Glenbrook Life and Annuity Company Variable Annuity Account audited financial statements and notes for the period ended December 31, 2003. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.

Glenbrook Life issued the following variable annuity contracts, collectively the Contracts, through the Account:

          Enhanced Allstate(R) Provider
          Allstate(R) Provider
          Allstate(R) Provider Ultra
          Allstate(R) Provider Advantage
          Allstate(R) Provider Extra
          STI Classic Variable
          Scudder Horizon Advantage

The deposits are invested at the direction of the contractholders in the sub-accounts that comprise the Account. The Account accepts additional deposits from existing contractholders, but is closed to new customers. Absent any Contract provisions wherein Glenbrook Life contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

AIM VARIABLE INSURANCE FUNDS                                            DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND
    AIM V.I. Aggressive Growth                                              Dreyfus Socially Responsible Growth Fund
    AIM V.I. Balanced                                                   DREYFUS STOCK INDEX FUND
    AIM V.I. Capital Appreciation                                           Dreyfus Stock Index Fund
    AIM V.I. Core Equity                                                DREYFUS VARIABLE INVESTMENT FUND
    AIM V.I. Dent Demographics                                              VIF Growth & Income
    AIM V.I. Diversified Income                                             VIF Money Market
    AIM V.I. Global Utilities (Merged into INVESCO VIF - Utilities)         VIF Small Company Stock
    AIM V.I. Government Securities                                      FEDERATED INSURANCE SERIES
    AIM V.I. Growth                                                         Federated Prime Money Fund II
    AIM V.I. High Yield                                                 FIDELITY VARIABLE INSURANCE PRODUCTS FUND
    AIM V.I. International Growth                                           VIP Contrafund
    AIM V.I. Premier Equity                                                 VIP Equity-Income
    INVESCO VIF - Utilities                                                 VIP Growth
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.                                  VIP High Income
    American Century VP Balanced                                            VIP Index 500
    American Century VP International                                       VIP Overseas

                  GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)
--------------------------------------------------------------------------------

FIDELITY VARIABLE INSURANCE PRODUCTS FUND (SERVICE CLASS 2)                 Oppenheimer Global Securities
    VIP Asset Manager Growth (Service Class 2)                              Oppenheimer Main Street
    VIP Contrafund (Service Class 2)                                        Oppenheimer Strategic Bond
    VIP Equity-Income (Service Class 2)                                 PUTNAM VARIABLE TRUST
    VIP Growth (Service Class 2)                                            VT Discovery Growth
    VIP High Income (Service Class 2)                                       VT Diversified Income
    VIP Index 500 (Service Class 2)                                         VT Growth and Income
    VIP Overseas (Service Class 2)                                          VT Growth Opportunities
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST                        VT Health Sciences
    Franklin Small Cap                                                      VT International Equity
    Mutual Shares Securities                                                VT New Value
    Templeton Developing Markets Securities                                 VT Research
    Templeton Foreign Securities                                        SCUDDER VARIABLE SERIES I
    Templeton Global Income Securities                                      21st Century Growth
    Templeton Growth Securities                                             Balanced
GOLDMAN SACHS VARIABLE INSURANCE TRUST                                      Bond
    VIT Capital Growth                                                      Capital Growth
    VIT CORE Small Cap Equity                                               Global Discovery
    VIT CORE U.S. Equity                                                    Growth and Income
    VIT Growth and Income                                                   International
    VIT International Equity                                                Money Market
    VIT Mid Cap Value                                                   SCUDDER VARIABLE SERIES II
LSA VARIABLE SERIES TRUST                                                   Growth
    LSA Diversified Mid Cap (Merged into Van Kampen UIF Equity Growth)  STI CLASSIC VARIABLE TRUST
    LSA Equity Growth (Merged into Van Kampen UIF U. S. Mid CapValue)       STI Capital Appreciation
    LSA Capital Growth (Merged into Van Kampen UIF Equity Growth)           STI Growth & Income
MFS VARIABLE INSURANCE TRUST                                                STI International Equity
    MFS Emerging Growth                                                     STI Investment Grade Bond
    MFS Investors Trust                                                     STI Mid-Cap Equity
    MFS New Discovery                                                       STI Small Cap Value Equity
    MFS Research                                                            STI Value Income Stock
    MFS Utilities                                                       THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
MFS VARIABLE INSURANCE TRUST (SERVICE CLASS)                                Van Kampen UIF Equity Growth
    MFS Emerging Growth (Service Class)                                     Van Kampen UIF Fixed Income
    MFS Investors Trust (Service Class)                                     Van Kampen UIF Global Value Equity
    MFS New Discovery (Service Class)                                       Van Kampen UIF International Magnum
    MFS Research (Service Class)                                            Van Kampen UIF U. S. Mid Cap Value
    MFS Utilities (Service Class)                                              (Previously known as Van Kampen Mid Cap Value)
MORGAN STANLEY VARIABLE INVESTMENT SERIES                                   Van Kampen UIF U. S. Real Estate
    Dividend Growth                                                         Van Kampen UIF Value
    Utilities                                                               Van Kampen UIF Mid Cap Value
NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST
    AMT Guardian
    AMT Mid-Cap Growth
    AMT Partners
OPPENHEIMER VARIABLE ACCOUNT FUNDS
    Oppenheimer Aggressive Growth
    Oppenheimer Balanced
    Oppenheimer Capital Appreciation

                  GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)
--------------------------------------------------------------------------------

Glenbrook Life also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Glenbrook Life has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

2.   MERGERS

SEPARATE ACCOUNTS

On March 10, 2004, the Board of Directors of Glenbrook Life approved the merger of Glenbrook Life Scudder Variable Account A ("Scudder Account") and the Glenbrook Life and Annuity Company Variable Annuity Account ("Variable Annuity Account") into the Account. The merger was consummated on May 1, 2004. Collectively, the Account, Scudder Account and the Variable Annuity Account are referred to as the "Glenbrook Accounts."

Prior to the merger, the Scudder Account, Variable Annuity Account and the Account offered 9, 38 and 88 variable sub-accounts, respectively. The 38 sub-accounts offered by the Variable Annuity Account were invested in the same underlying funds as 38 of the sub-accounts offered by the Account. Upon completion of the merger on May 1, 2004, the Account offered 97 sub-accounts after giving effect to the combination of sub-accounts invested in the same underlying mutual funds.

In accordance with Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations", the statements of operations and statements of changes in net assets of the Account are presented as if the merger occurred on January 1, 2004.

The merger of the Glenbrook Accounts, including the combination of overlapping sub-accounts, required no adjustments and did not change the number of units or accumulation unit values of the contractholders' interests in the sub-accounts. Additionally, the contracts and related fee structures offered through the Account did not change as a result of the merger.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2.   MERGERS (CONTINUED)

                                                    NET ASSETS OF SUB-ACCOUNTS
                             GIVING EFFECT TO THE SCUDDER ACCOUNT AND VARIABLE ANNUITY ACCOUNT MERGER
                                                            MAY 1, 2004

                                                                       Pre-Merger                                    Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                           Glenbrook Life                                 Glenbrook Life and       Glenbrook Life
                                            Multi-Manager    Glenbrook Life Scudder         Annuity Company         Multi-Manager
SUB-ACCOUNT                              Variable Account      Variable Account A      Variable Annuity Account   Variable Account
----------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds
   AIM V.I. Aggressive Growth            $         73,922   $                      -       $                  -   $         73,922
   AIM V.I. Balanced                            4,114,910                          -                    870,638          4,985,548
   AIM V.I. Capital Appreciation                3,503,112                          -                  9,973,591         13,476,703
   AIM V.I. Core Equity                         2,781,027                          -                  1,017,463          3,798,490
   AIM V.I. Dent Demographics                       6,017                          -                          -              6,017
   AIM V.I. Diversified Income                  1,295,021                          -                          -          1,295,021
   AIM V.I. Government Securities                 769,029                          -                          -            769,029
   AIM V.I. Growth                              2,177,768                          -                    434,578          2,612,346
   AIM V.I. High Yield                            692,033                          -                  1,080,102          1,772,135
   AIM V.I. International Growth                  129,204                          -                          -            129,204
   AIM V.I. Premier Equity                      4,940,684                          -                  2,407,617          7,348,301
   INVESCO VIF - Utilities                         17,554                          -                          -             17,554

American Century Variable Portfolios, Inc
   American Century VP Balanced                    83,958                          -                          -             83,958
   American Century VP International               89,971                          -                          -             89,971

Dreyfus Socially Responsible Growth
   Fund, Inc.
   Dreyfus Socially Responsible Growth
      Fund                                        316,358                          -                          -            316,358

Dreyfus Stock Index Fund
   Dreyfus Stock Index Fund                     2,303,789                          -                          -          2,303,789

Dreyfus Variable Investment Fund
   VIF Growth & Income                            383,643                          -                          -            383,643
   VIF Money Market                             1,279,048                          -                          -          1,279,048
   VIF Small Company Stock                         72,615                          -                          -             72,615

Federated Insurance Series
   Federated Prime Money Fund II                6,512,417                          -                  4,503,813         11,016,230

Fidelity Variable Insurance Products
   Fund
   VIP Contrafund                               5,395,199                          -                  1,110,600          6,505,799
   VIP Equity-Income                            4,499,672                          -                  1,339,630          5,839,302
   VIP Growth                                   4,297,595                          -                  1,733,554          6,031,149
   VIP High Income                              1,994,472                          -                    334,441          2,328,913
   VIP Index 500                                3,258,978                          -                  3,333,818          6,592,796
   VIP Overseas                                   589,623                          -                    337,605            927,228

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2.   MERGERS (CONTINUED)

                                                    NET ASSETS OF SUB-ACCOUNTS
                             GIVING EFFECT TO THE SCUDDER ACCOUNT AND VARIABLE ANNUITY ACCOUNT MERGER
                                                            MAY 1, 2004

                                                                       Pre-Merger                                    Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                           Glenbrook Life                                 Glenbrook Life and       Glenbrook Life
                                            Multi-Manager    Glenbrook Life Scudder         Annuity Company         Multi-Manager
SUB-ACCOUNT                              Variable Account      Variable Account A      Variable Annuity Account   Variable Account
----------------------------------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance Products
   Fund (Service Class 2)
   VIP Asset Manager Growth (Service
      Class 2)                           $         31,164   $                      -   $                      -   $         31,164
   VIP Contrafund (Service Class 2)             1,246,371                          -                          -          1,246,371
   VIP Equity-Income (Service Class 2)          3,285,008                          -                          -          3,285,008
   VIP Growth (Service Class 2)                   855,410                          -                          -            855,410
   VIP High Income (Service Class 2)            1,260,428                          -                          -          1,260,428
   VIP Index 500 (Service Class 2)              1,749,751                          -                          -          1,749,751
   VIP Overseas (Service Class 2)                  55,311                          -                          -             55,311

Franklin Templeton Variable Insurance
   Products Trust
   Franklin Small Cap                             372,232                          -                          -            372,232
   Mutual Shares Securities                     1,374,597                          -                          -          1,374,597
   Templeton Developing Markets
      Securities                                   33,068                          -                          -             33,068
   Templeton Foreign Securities                   293,231                          -                          -            293,231
   Templeton Global Income Securities             732,829                          -                    852,830          1,585,659
   Templeton Growth Securities                  1,259,057                          -                  5,176,081          6,435,138

Goldman Sachs Variable Insurance Trust
   VIT Capital Growth                              77,708                          -                          -             77,708
   VIT CORE Small Cap Equity                      388,091                          -                          -            388,091
   VIT CORE U.S. Equity                           318,518                          -                          -            318,518
   VIT Growth and Income                            7,754                          -                          -              7,754
   VIT International Equity                        28,145                          -                          -             28,145
   VIT Mid Cap Value                                7,815                          -                          -              7,815

MFS Variable Insurance Trust
   MFS Emerging Growth                          2,258,548                          -                    811,776          3,070,324
   MFS Investors Trust                            730,653                          -                    243,982            974,635
   MFS New Discovery                              467,806                          -                     77,185            544,991
   MFS Research                                 1,431,750                          -                    543,645          1,975,395
   MFS Utilities                                   15,108                          -                     64,082             79,190

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2.   MERGERS (CONTINUED)

                                                    NET ASSETS OF SUB-ACCOUNTS
                             GIVING EFFECT TO THE SCUDDER ACCOUNT AND VARIABLE ANNUITY ACCOUNT MERGER
                                                            MAY 1, 2004

                                                                       Pre-Merger                                    Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                           Glenbrook Life                                 Glenbrook Life and       Glenbrook Life
                                            Multi-Manager    Glenbrook Life Scudder         Annuity Company         Multi-Manager
SUB-ACCOUNT                              Variable Account      Variable Account A      Variable Annuity Account   Variable Account
----------------------------------------------------------------------------------------------------------------------------------
MFS Variable Insurance Trust (Service
   Class)
   MFS Emerging Growth (Service Class)   $        654,806   $                      -   $                      -   $        654,806
   MFS Investors Trust (Service Class)            768,474                          -                          -            768,474
   MFS New Discovery (Service Class)            1,047,881                          -                          -          1,047,881
   MFS Research (Service Class)                   397,567                          -                          -            397,567
   MFS Utilities (Service Class)                  495,842                          -                          -            495,842

Neuberger & Berman Advisers Management
   Trust
   AMT Guardian                                     6,592                          -                          -              6,592
   AMT Mid-Cap Growth                              24,588                          -                          -             24,588
   AMT Partners                                   120,819                          -                          -            120,819

Oppenheimer Variable Account Funds
   Oppenheimer Aggressive Growth                2,292,547                          -                    533,314          2,825,861
   Oppenheimer Capital Appreciation             6,540,339                          -                  1,282,297          7,822,636
   Oppenheimer Global Securities                3,283,559                          -                  1,341,057          4,624,616
   Oppenheimer Main Street                      8,343,716                          -                  2,335,537         10,679,253
   Oppenheimer Multiple Strategies              5,972,555                          -                  6,147,798         12,120,353
   Oppenheimer Strategic Bond                   5,992,433                          -                  2,325,742          8,318,175

Putnam Variable Trust
   VT Discovery Growth                            820,880                          -                          -            820,880
   VT Diversified Income                        1,103,078                          -                     87,485          1,190,563
   VT Growth and Income                           546,999                          -                     32,229            579,228
   VT Growth Opportunities                        153,415                          -                     23,943            177,358
   VT Health Sciences                             702,656                          -                     64,033            766,689
   VT International Equity                         11,154                          -                          -             11,154
   VT New Value                                   655,968                          -                     25,043            681,011
   VT Research                                     74,193                          -                          -             74,193

Scudder Variable Series I
   21st Century Growth                                  -                    662,188                          -            662,188
   Balanced                                             -                  2,948,452                          -          2,948,452
   Bond                                                 -                  1,276,127                          -          1,276,127
   Capital Growth                                       -                  2,014,669                          -          2,014,669
   Global Discovery                                     -                  1,679,862                          -          1,679,862
   Growth and Income                                    -                  1,732,823                          -          1,732,823
   International                                        -                    732,789                          -            732,789
   Money Market                                         -                  1,336,337                          -          1,336,337

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2.   MERGERS (CONTINUED)

                                                    NET ASSETS OF SUB-ACCOUNTS
                             GIVING EFFECT TO THE SCUDDER ACCOUNT AND VARIABLE ANNUITY ACCOUNT MERGER
                                                            MAY 1, 2004

                                                                       Pre-Merger                                    Post-Merger
----------------------------------------------------------------------------------------------------------------------------------
                                           Glenbrook Life                                 Glenbrook Life and       Glenbrook Life
                                            Multi-Manager    Glenbrook Life Scudder         Annuity Company         Multi-Manager
SUB-ACCOUNT                              Variable Account      Variable Account A      Variable Annuity Account   Variable Account
----------------------------------------------------------------------------------------------------------------------------------
Scudder Variable Series II
   Growth                                $              -   $                831,316   $                      -   $        831,316

STI Classic Variable Trust
   STI Capital Appreciation                     3,952,005                          -                 43,828,353         47,780,358
   STI Growth & Income                          2,780,178                          -                  1,236,741          4,016,919
   STI International Equity                       363,623                          -                  5,690,476          6,054,099
   STI Investment Grade Bond                    4,637,641                          -                 12,238,715         16,876,356
   STI Mid-Cap Equity                           1,645,810                          -                 11,240,674         12,886,484
   STI Small Cap Value Equity                   4,086,203                          -                  6,425,370         10,511,573
   STI Value Income Stock                       2,119,371                          -                 35,906,831         38,026,202

The Universal Institutional Funds,
   Inc.
   Van Kampen UIF Equity Growth                   431,176                          -                          -            431,176
   Van Kampen UIF Fixed Income                  2,600,189                          -                          -          2,600,189
   Van Kampen UIF Global Value Equity              38,364                          -                          -             38,364
   Van Kampen UIF Mid Cap Value                   718,527                          -                          -            718,527
   Van Kampen UIF U.S. Real Estate                142,552                          -                          -            142,552
   Van Kampen UIF Value                           292,225                          -                          -            292,225
                                         ----------------   ------------------------   ------------------------   ----------------

      TOTAL NET ASSETS                   $    133,675,897   $             13,214,563   $            167,012,669   $    313,903,128
                                         ================   ========================   ========================   ================

                  GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

                     NOTES TO CONDENSED FINANCIAL STATEMENTS

                                   (UNAUDITED)
--------------------------------------------------------------------------------

GLENBROOK LIFE AND ALLSTATE LIFE

In August 2004, the Boards of Directors of Glenbrook Life and Allstate Life approved the merger of Glenbrook Life into Allstate Life (the "Merger"). Glenbrook Life and Allstate Life will consummate the Merger on January 1, 2005. Allstate Life is the surviving legal entity and Glenbrook Life will no longer exist as an independent entity as a result of the Merger. In conjunction with the Merger, the Account and Glenbrook Life and Annuity Company Separate Account A ("Separate Account A") will merge with Allstate Financial Advisors Separate Account I ("AFA I") and will be accounted for as a pooling of interests under SFAS 141. Collectively, the Account, Separate Account A and AFA I are referred to as the "Separate Accounts". The Fixed Account will also be merged on January 1, 2005 with the fixed account maintained by Allstate Life.

At September 30, 2004, the Account, Separate Account A and AFA I offered 94, 36 and 154 variable sub-accounts, respectively. Forty-three sub-accounts offered by the Account were invested in the same underlying funds as 43 of the sub-accounts offered by AFA I. Thirteen of the sub-accounts offered by Separate Account A were invested in the same underlying funds as 13 of the sub-accounts offered by the Account. Upon completion of the merger on January 1, 2005, AFA I will offer 228 sub-accounts after giving effect to the combination of sub-accounts invested in the same underlying mutual funds.

The merger of the Separate Accounts, including the combination of overlapping sub-accounts, will require no adjustments and will not change the number of units or accumulation unit values of the contractholders' interests in the sub-accounts. Additionally, the contracts and related fee structures offered through the Account and Separate Account A will not change as a result of the merger with AFA I. Subsequent to December 31, 2004, Allstate Life will assess all fees previously assessed by Glenbrook Life. The table below presents a pro-forma listing of the net assets applicable to the sub-accounts giving effect to the Merger as of September 30, 2004.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2.   MERGERS (CONTINUED)

                                          PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                                                       SEPTEMBER 30, 2004

                                                                         Pre-Merger                               Post-Merger
--------------------------------------------------------------------------------------------------------------------------------
                                                  Glenbrook Life         Allstate        Glenbrook Life and        Allstate
                                                   Multi-Manager    Financial Advisors     Annuity Company    Financial Advisors
SUB-ACCOUNT                                      Variable Account   Separate Account I   Separate Account A   Separate Account I
--------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds
   AIM V. I. Aggressive Growth                   $         64,157   $                -   $       26,747,170   $       26,811,327
   AIM V. I. Balanced                                   4,577,055                    -           54,561,164           59,138,219
   AIM V. I. Capital Appreciation                      12,010,442           32,113,379           81,814,396          125,938,217
   AIM V. I. Core Equity                                3,429,405            2,818,594          113,607,844          119,855,843
   AIM V. I. Dent Demographics                              5,492               12,347           11,488,726           11,506,565
   AIM V. I. Diversified Income                         1,285,308            1,648,386           27,564,215           30,497,909
   AIM V. I. Government Securities                        685,736                    -           42,509,929           43,195,665
   AIM V. I. Growth                                     2,386,597           16,328,841           60,813,463           79,528,901
   AIM V. I. High Yield                                 1,762,579                    -           17,521,634           19,284,213
   AIM V. I. International Growth                         115,350            1,397,715           39,774,469           41,287,534
   AIM V. I. Premier Equity                             6,674,646           44,246,063          117,275,412          168,196,121
   INVESCO VIF - Utilities                                 19,085                    -           10,420,253           10,439,338

American Century Variable Portfolios, Inc.
   American Century VP Balanced                            77,292                    -                    -               77,292
   American Century VP International                       55,260                    -                    -               55,260

Dreyfus Socially Responsible Growth Fund, Inc.
   Dreyfus Socially Responsible Growth Fund               261,848                    -                    -              261,848

Dreyfus Stock Index Fund
   Dreyfus Stock Index Fund                             2,038,374                    -                    -            2,038,374

Dreyfus Variable Investment Fund
   VIF Growth & Income                                    351,150                    -                    -              351,150
   VIF Money Market                                     1,225,817                    -                    -            1,225,817
   VIF Small Company Stock                                 75,909                    -                    -               75,909

Federated Insurance Series
   Federated Prime Money Fund II                       10,050,112                    -                    -           10,050,112

Fidelity Variable Insurance Products Fund
   VIP Contrafund                                       6,347,779            7,099,364                    -           13,447,143
   VIP Equity-Income                                    5,673,682                    -                    -            5,673,682
   VIP Growth                                           5,446,352            5,065,710                    -           10,512,062
   VIP High Income                                      2,360,734            1,851,696                    -            4,212,430
   VIP Index 500                                        6,391,675            7,252,234                    -           13,643,909
   VIP Overseas                                           870,624            1,799,581                    -            2,670,205

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2.   MERGERS (CONTINUED)

                                          PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                                                       SEPTEMBER 30, 2004

                                                                         Pre-Merger                               Post-Merger
--------------------------------------------------------------------------------------------------------------------------------
                                                  Glenbrook Life         Allstate        Glenbrook Life and        Allstate
                                                   Multi-Manager    Financial Advisors     Annuity Company    Financial Advisors
SUB-ACCOUNT                                      Variable Account   Separate Account I   Separate Account A   Separate Account I
--------------------------------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance Products Fund
  (Service Class 2)
   VIP Asset Manager Growth (Service Class 2)    $         29,554   $                -   $                -   $           29,554
   VIP Contrafund (Service Class 2)                     1,295,858                    -                    -            1,295,858
   VIP Equity-Income (Service Class 2)                  3,210,530                2,236                    -            3,212,766
   VIP Growth (Service Class 2)                           791,444                    -                    -              791,444
   VIP High Income (Service Class 2)                    1,293,469                    -                    -            1,293,469
   VIP Index 500 (Service Class 2)                      1,727,473                    -                    -            1,727,473
   VIP Overseas (Service Class 2)                          54,314                6,788                    -               61,102

Franklin Templeton Variable Insurance Products
  Trust
   Franklin Small Cap                                     366,118            3,263,999                    -            3,630,117
   Mutual Shares Securities                             1,433,241           60,101,793                    -           61,535,034
   Templeton Developing Markets Securities                 35,366           11,571,292                    -           11,606,658
   Templeton Foreign Securities                           290,739           23,908,629                    -           24,199,368
   Templeton Global Income Securities                   1,668,267            2,868,617                    -            4,536,884
   Templeton Growth Securities                          6,291,174                    -                    -            6,291,174

Goldman Sachs Variable Insurance Trust
   VIT Capital Growth                                      75,741                    -                    -               75,741
   VIT CORE Small Cap Equity                              404,609                    -                    -              404,609
   VIT CORE U.S. Equity                                   313,811                    -                    -              313,811
   VIT Growth and Income                                    8,170                    -                    -                8,170
   VIT International Equity                                27,744                    -                    -               27,744
   VIT Mid Cap Value                                        8,352                    -                    -                8,352

MFS Variable Insurance Trust
   MFS Emerging Growth                                  2,712,949                    -                    -            2,712,949
   MFS Investors Trust                                    964,163            2,604,494                    -            3,568,657
   MFS New Discovery                                      502,336            3,096,928                    -            3,599,264
   MFS Research                                         1,863,890                    -                    -            1,863,890
   MFS Utilities                                          102,040                    -                    -              102,040

MFS Variable Insurance Trust (Service Class)
   MFS Emerging Growth (Service Class)                    626,348                    -                    -              626,348
   MFS Investors Trust (Service Class)                    723,971                    -                    -              723,971
   MFS New Discovery (Service Class)                      943,009                4,669                    -              947,678
   MFS Research (Service Class)                           385,592                    -                    -              385,592
   MFS Utilities (Service Class)                          555,237                  129                    -              555,366

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2.   MERGERS (CONTINUED)

                                          PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                                                       SEPTEMBER 30, 2004

                                                                         Pre-Merger                               Post-Merger
--------------------------------------------------------------------------------------------------------------------------------
                                                  Glenbrook Life         Allstate        Glenbrook Life and        Allstate
                                                   Multi-Manager    Financial Advisors     Annuity Company    Financial Advisors
SUB-ACCOUNT                                      Variable Account   Separate Account I   Separate Account A   Separate Account I
--------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman Advisers Management Trust
   AMT Guardian                                  $          8,907   $                -   $                -   $            8,907
   AMT Mid-Cap Growth                                      25,130                    -                    -               25,130
   AMT Partners                                           124,980                    -                    -              124,980

Oppenheimer Variable Account Funds
   Oppenheimer Aggressive Growth                        2,747,568                    -                    -            2,747,568
   Oppenheimer Balanced                                11,712,732                    -                    -           11,712,732
   Oppenheimer Capital Appreciation                     7,470,071            6,698,411                    -           14,168,482
   Oppenheimer Global Securities                        4,269,499            5,849,132                    -           10,118,631
   Oppenheimer Main Street                             10,278,188                    -                    -           10,278,188
   Oppenheimer Strategic Bond                           7,673,503                    -                    -            7,673,503

Putnam Variable Trust
   VT Discovery Growth                                    771,758           17,660,562                    -           18,432,320
   VT Diversified Income                                1,166,395           89,908,044                    -           91,074,439
   VT Growth and Income                                   594,600          600,969,854                    -          601,564,454
   VT Growth Opportunities                                151,137           25,441,895                    -           25,593,032
   VT Health Sciences                                     702,654           76,282,118                    -           76,984,772
   VT International Equity                                 10,918          219,070,906                    -          219,081,824
   VT New Value                                           689,900          126,858,752                    -          127,548,652
   VT Research                                             70,863           99,189,784                    -           99,260,647

Scudder Variable Series I
   21st Century Growth                                    719,468                    -                    -              719,468
   Balanced                                             2,759,485                    -                    -            2,759,485
   Bond                                                 1,347,175                    -                    -            1,347,175
   Capital Growth                                       1,936,456                    -                    -            1,936,456
   Global Discovery                                     1,562,328                    -                    -            1,562,328
   Growth and Income                                    1,402,687                    -                    -            1,402,687
   International                                          681,779                    -                    -              681,779
   Money Market                                           992,399                    -                    -              992,399

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2.   MERGERS (CONTINUED)

                                          PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                                                       SEPTEMBER 30, 2004

                                                                         Pre-Merger                               Post-Merger
--------------------------------------------------------------------------------------------------------------------------------
                                                  Glenbrook Life         Allstate        Glenbrook Life and        Allstate
                                                   Multi-Manager    Financial Advisors     Annuity Company    Financial Advisors
SUB-ACCOUNT                                      Variable Account   Separate Account I   Separate Account A   Separate Account I
--------------------------------------------------------------------------------------------------------------------------------
Scudder Variable Series II
   Growth                                        $        785,423   $                -   $                -   $          785,423

STI Classic Variable Trust
   STI Capital Appreciation                            41,748,064              511,372                    -           42,259,436
   STI Growth & Income                                  4,014,908              819,625                    -            4,834,533
   STI International Equity                             5,612,712               25,156                    -            5,637,868
   STI Investment Grade Bond                           15,128,758              896,402                    -           16,025,160
   STI Mid-Cap Equity                                  11,692,043              357,733                    -           12,049,776
   STI Small Cap Value Equity                          10,383,881              520,519                    -           10,904,400
   STI Value Income Stock                              34,595,611              582,338                    -           35,177,949

The Universal Institutional Funds, Inc.
   Van Kampen UIF Equity Growth                           413,360           66,220,250                    -           66,633,610
   Van Kampen UIF Fixed Income                          2,933,736                    -                    -            2,933,736
   Van Kampen UIF Global Value Equity                      37,931                    -                    -               37,931
   Van Kampen UIF U.S. Mid Cap Value                      731,090          128,988,850                    -          129,719,940
   Van Kampen UIF U.S. Real Estate                        156,821           64,183,801                    -           64,340,622
   Van Kampen UIF Value                                   301,809                    -                    -              301,809

The remaining Sub-Accounts                                      -        7,280,862,351          151,725,045        7,432,587,396
                                                 ----------------   ------------------   ------------------   ------------------

      TOTAL NET ASSETS                           $    291,354,696   $    9,040,961,339   $      755,823,720   $   10,088,139,755
                                                 ================   ==================   ==================   ==================

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

3.   PURCHASES OF INVESTMENTS

     The cost of purchases of investments for the nine months ended September 30, 2004 were as follows:

                                                                                     Purchases
                                                                                   --------------
Investments in the AIM Variable Insurance Funds Sub-Accounts:
       AIM V. I. Aggressive Growth                                                 $            -
       AIM V. I. Balanced                                                                 324,446
       AIM V. I. Capital Appreciation                                                     130,079
       AIM V. I. Core Equity                                                               73,585
       AIM V. I. Dent Demographics                                                            108
       AIM V. I. Diversified Income                                                        44,983
       AIM V. I. Global Utilities (b)                                                         581
       AIM V. I. Government Securities                                                     38,061
       AIM V. I. Growth                                                                    81,970
       AIM V. I. High Yield                                                                83,072
       AIM V. I. International Growth                                                       2,738
       AIM V. I. Premier Equity                                                           216,722
       INVESCO VIF - Utilities (c)                                                         17,552

Investments in the American Century Variable Portfolios, Inc
   Sub-Accounts:
       American Century VP Balanced                                                         1,392
       American Century VP International                                                      545

Investments in the Dreyfus Socially Responsible Growth Fund, Inc.
   Sub-Account:
       Dreyfus Socially Responsible Growth Fund                                             1,984

Investments in the Dreyfus Stock Index Fund Sub-Account:
       Dreyfus Stock Index Fund                                                           166,153

Investments in the Dreyfus Variable Investment Fund Sub-Accounts:
       VIF Growth & Income                                                                  8,463
       VIF Money Market                                                                   343,807
       VIF Small Company Stock                                                              3,137

Investments in the Federated Insurance Series Sub-Account:
       Federated Prime Money Fund II
                                                                                        2,509,909

Investments in the Fidelity Variable Insurance Products Fund
   Sub-Accounts:
       VIP Contrafund                                                                     299,336
       VIP Equity-Income                                                                  749,378
       VIP Growth                                                                         168,394
       VIP High Income                                                                    408,375
       VIP Index 500                                                                      931,767
       VIP Overseas                                                                        79,180

(b) On April 30, 2004, AIM V.I. Global Utilities merged into INVESCO VIF - Utilities
(c) For period beginning April 30, 2004 and ended September 30, 2004

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

3.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                     Purchases
                                                                                   --------------
Investments in the Fidelity Variable Insurance Products Fund
    (Service Class 2) Sub-Accounts:
        VIP Asset Manager Growth (Service Class 2)                                 $          659
        VIP Contrafund (Service Class 2)                                                  101,875
        VIP Equity-Income (Service Class 2)                                               264,527
        VIP Growth (Service Class 2)                                                       23,882
        VIP High Income (Service Class 2)                                                 253,036
        VIP Index 500 (Service Class 2)                                                    37,513
        VIP Overseas (Service Class 2)                                                      7,863

Investments in the Franklin Templeton Variable Insurance Products
    Trust Sub-Accounts:
        Franklin Small Cap (a)                                                             54,742
        Mutual Shares Securities                                                          219,554
        Templeton Developing Markets Securities                                               623
        Templeton Foreign Securities                                                        6,319
        Templeton Global Income Securities                                                558,122
        Templeton Growth Securities                                                       741,329

Investments in the Goldman Sachs Variable Insurance Trust
    Sub-Accounts:
        VIT Capital Growth                                                                    551
        VIT CORE Small Cap Equity                                                             729
        VIT CORE U.S. Equity                                                                3,480
        VIT Growth and Income                                                                   -
        VIT International Equity                                                            9,543
        VIT Mid Cap Value                                                                       -

Investments in the LSA Variable Series Trust Sub-Accounts:
        LSA Capital Growth (d)                                                                909
        LSA Diversified Mid Cap (e)                                                            10
        LSA Equity Growth (f)                                                                 422

Investments in the MFS Variable Insurance Trust Sub-Accounts:
        MFS Emerging Growth                                                                40,679
        MFS Investors Trust                                                                52,956
        MFS New Discovery                                                                  49,625
        MFS Research                                                                       58,309
        MFS Utilities                                                                      31,028

(d) On April 30, 2004, LSA Capital Growth merged into Van Kampen UIF Equity
    Growth
(e) On April 30, 2004, LSA Diversified Mid Cap merged into Van Kampen UIF U.S. Mid Cap Value
(f) On April 30, 2004, LSA Equity Growth merged into Van Kampen UIF Equity
    Growth

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

3.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                     Purchases
                                                                                   --------------
Investments in the MFS Variable Insurance Trust (Service Class)
    Sub-Accounts:
        MFS Emerging Growth (Service Class)                                        $        9,388
        MFS Investors Trust (Service Class)                                                33,901
        MFS New Discovery (Service Class)                                                  84,051
        MFS Research (Service Class)                                                       19,260
        MFS Utilities (Service Class)                                                      59,828

Investments in the Neuberger & Berman Advisers Management Trust
    Sub-Accounts:
        AMT Guardian                                                                        2,016
        AMT Mid-Cap Growth                                                                      -
        AMT Partners                                                                            -

Investments in the Oppenheimer Variable Account Funds Sub-Accounts:
        Oppenheimer Aggressive Growth                                                      82,954
        Oppenheimer Balanced (g)                                                        1,011,225
        Oppenheimer Capital Appreciation                                                  644,620
        Oppenheimer Global Securities                                                     215,107
        Oppenheimer Main Street                                                           542,381
        Oppenheimer Strategic Bond                                                        842,742

Investments in the Putnam Variable Trust Sub-Accounts:
        VT Discovery Growth                                                                12,332
        VT Diversified Income                                                             250,702
        VT Growth and Income                                                               28,452
        VT Growth Opportunities                                                             2,964
        VT Health Sciences                                                                 46,567
        VT International Equity                                                               640
        VT New Value                                                                       20,142
        VT Research                                                                           196

Investments in the Scudder Variable Series I Sub Accounts:
        21st Century Growth                                                               450,577
        Balanced                                                                          573,646
        Bond                                                                              350,224
        Capital Growth                                                                    419,843
        Global Discovery                                                                1,103,058
        Growth and Income                                                                 873,811
        International                                                                     111,250
        Money Market                                                                    2,233,152


(g) Previously known as Oppenheimer Multiple Strategies

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

3.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                     Purchases
                                                                                   --------------
Investments in the Scudder Variable Series II Sub Account:
        Growth                                                                     $      162,637

Investments in the STI Classic Variable Trust Sub-Accounts:
        STI Capital Appreciation                                                          315,418
        STI Growth & Income                                                               407,447
        STI International Equity                                                          287,290
        STI Investment Grade Bond                                                         641,852
        STI Mid-Cap Equity                                                                258,672
        STI Small Cap Value Equity                                                        394,719
        STI Value Income Stock                                                            721,536

Investments in The Universal Institutional Funds, Inc. Sub-Accounts:
        Van Kampen UIF Equity Growth                                                      273,614
        Van Kampen UIF Fixed Income                                                       819,707
        Van Kampen UIF Global Value Equity                                                    260
        Van Kampen UIF Mid Cap Value (h)                                                   27,144
        Van Kampen UIF U.S. Real Estate                                                    12,341
        Van Kampen UIF Value                                                               30,644
                                                                                   --------------

                                                                                   $   23,582,312
                                                                                   ==============

(h) Previously known as Van Kampen UIF Mid Cap Value

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4.   FINANCIAL HIGHLIGHTS

     Glenbrook Life offers multiple variable annuity contracts through this Account that have unique combinations of features and fees that are assessed to the contractholders. Differences in these fee structures result in various contract expense rates and accumulation unit fair values which in turn result in various expense and total return ratios.

     In the table below, the units, the range of lowest to highest accumulation unit fair values, net assets, the investment income ratio, the range of lowest to highest expense ratios assessed by Glenbrook Life and the corresponding range of total return is presented for each rider option of the sub-accounts that had outstanding units during the period. These ranges of lowest to highest accumulation unit fair values and total return are based on the product groupings that represent lowest and highest expense ratio amounts. Therefore, some individual contract ratios are not within the ranges presented. The range of the lowest and highest unit fair values disclosed in the Statement of Net Assets may differ from the values disclosed herein because the values in the Statement of Net Assets represent the absolute lowest and highest values without consideration of the corresponding expense ratios.

     The expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of daily net assets. The amount deducted is based upon the product and the number and magnitude of rider options selected by each contractholder. This results in several accumulation unit values for each sub-account based upon those choices.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

        * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests.

       ** EXPENSE RATIO - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and administrative expense charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying fund have been excluded.

      *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units.

          Since the total return for periods less than one year has not been annualized, the difference between the lowest and the highest total return in the range may be broader if one or both of the total returns relate to a product which was introduced during the reporting year.

          Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

                                               At September 30, 2004                 For the nine months ended September 30, 2004
                                     ----------------------------------------------------------------------------------------------
                                                 Accumulation
                                      Units     Unit Fair Value    Net Assets     Investment     Expense Ratio**   Total Return***
                                     (000s)    Lowest to Highest     (000s)     Income Ratio*   Lowest to Highest Lowest to Highest
                                     --------- ------------------ ------------  -------------   ----------------- -----------------

Investments in the AIM Variable
    Insurance Funds Sub-Accounts:
        AIM V. I. Aggressive Growth       8   $ 7.93    -   $   8.07   $      64  0.00%  1.35%  -     1.85%    -2.13%   -   -1.76%
        AIM V. I. Balanced              523     8.37    -       9.86       4,577  0.00   1.15   -     1.85     -0.89    -   -0.36
        AIM V. I. Capital
           Appreciation               1,372     7.79    -      10.01      12,010  0.00   1.15   -     1.85     -4.45    -   -3.93
        AIM V. I. Core Equity           429     8.57    -      10.03       3,429  0.00   1.15   -     1.85     -0.02    -    0.52
        AIM V. I. Dent
           Demographics                   1     7.19    -       7.31           5  0.00   1.35   -     1.85     -5.17    -   -4.81

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                               At September 30, 2004                 For the nine months ended September 30, 2004
                                    -----------------------------------------------------------------------------------------------
                                                Accumulation
                                      Units    Unit Fair Value    Net Assets    Investment     Expense Ratio**    Total Return***
                                     (000s)   Lowest to Highest     (000s)    Income Ratio*   Lowest to Highest   Lowest to Highest
                                    --------- -----------------  ------------ --------------- -----------------  -----------------
Investments in the AIM Variable
    Insurance Funds
    Sub-Accounts (continued):
        AIM V. I. Diversified
           Income                   114   $  11.11    -   $  11.35   $   1,285     0.00%   1.15%   -    1.85%    2.30%   -    2.85%
        AIM V. I. Global
           Utilities (b)              -         NA    -         NA           -     6.80    1.35    -    1.37       NA    -      NA
        AIM V. I. Government
           Securities                56      11.79    -      12.35         686     0.00    1.15    -    1.65     0.71    -    1.09
        AIM V. I. Growth            418       6.98    -       7.04       2,387     0.00    1.15    -    1.85    -3.52    -   -3.00
        AIM V. I. High Yield        171      10.52    -      11.45       1,763     0.00    1.15    -    1.85     4.72    -    5.29
        AIM V. I. International
           Growth                    11       9.97    -      10.23         115     0.00    1.15    -    1.59     6.46    -    6.81
        AIM V. I. Premier
           Equity                   937       7.13    -       8.89       6,675     0.00    1.15    -    1.85    -3.87    -   -3.36
        INVESCO VIF -
           Utilities (c)              2      10.89    -      10.89          19     0.00    1.35    -    1.37     8.86    -    8.87

Investments in the American
    Century Variable Portfolios,
    Inc. Sub-Accounts:
        American Century VP
           Balanced                   6      12.84    -      12.93          77     1.72    1.35    -    1.45     2.03    -    2.11
        American Century VP
           International              5      10.43    -      10.51          55     0.69    1.35    -    1.45    -0.24    -   -0.16

Investments in the Dreyfus
    Socially Responsible
    Growth Fund, Inc.
    Sub-Account:
        Dreyfus Socially
           Responsible Growth
           Fund                      34       5.35    -       8.20         262     0.01    1.15    -    1.65    -3.63    -   -3.27

Investments in the Dreyfus
    Stock Index Fund
    Sub-Account:
        Dreyfus Stock Index
           Fund                     217       8.65    -       9.88       2,038     0.72    1.15    -    1.85    -0.05    -    0.49


(b) On April 30, 2004, AIM V.I. Global Utilities merged into INVESCO VIF - Utilities
(c)  For period beginning April 30, 2004 and ended September 30, 2004

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT
NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                               At September 30, 2004                 For the nine months ended September 30, 2004
                                 --------------------------------------------------------------------------------------------------
                                              Accumulation
                                  Units     Unit Fair Value    Net Assets   Investment      Expense Ratio**      Total Return***
                                  (000s)   Lowest to Highest    (000s)      Income Ratio*  Lowest to Highest     Lowest to Highest
                                 -------- -----------------  ------------  ------------- ------------------   -------------------
Investments in the Dreyfus
    Variable Investment Fund
    Sub-Accounts:
        VIF Growth & Income          37   $   8.05    -   $   9.93   $      351   0.42%  1.15%   -   1.85%    -3.14%   -   -2.62%
        VIF Money Market            117       9.84           11.15        1,226   0.47   1.15    -   1.85     -0.91    -   -0.37
        VIF Small Company Stock       5      14.06    -      14.43           76   0.00   1.15    -   1.59      5.28    -   44.26

Investments in the Federated
    Insurance Series
    Sub-Accounts:
        Federated Prime
           Money Fund II            907       9.82    -      10.75       10,050   0.44   1.15    -   1.85     -0.92    -   -0.39

Investments in the Fidelity
    Variable Insurance Products
    Fund Sub-Accounts:
        VIP Contrafund              521       9.38    -      13.69        6,348   0.36   1.15    -   1.65      4.46    -    4.85
        VIP Equity-Income           493      10.29    -      11.88        5,674   1.62   1.15    -   1.65      0.82    -    1.20
        VIP Growth                  701       5.74    -       9.35        5,446   0.28   1.15    -   1.65     -5.87    -   -5.51
        VIP High Income             241       9.50    -       9.97        2,361   8.32   1.15    -   1.65      3.45    -    3.84
        VIP Index 500               838       7.38    -       7.79        6,392   1.35   1.15    -   1.65      0.10    -    0.47
        VIP Overseas                121       7.19    -       7.31          871   1.23   1.15    -   1.65     -1.79    -   -1.42

Investments in the Fidelity
    Variable Insurance Products
    Fund (Service Class 2)
    Sub-Accounts:
        VIP Asset Manager
           Growth (Service
           Class 2)                   3       9.24    -       9.32           30   2.18   1.35    -   1.60     -2.75    -   -2.57
        VIP Contrafund
           (Service Class 2)        116      10.96    -      11.15        1,296   0.21   1.35    -   1.85      4.08    -    4.48
        VIP Equity-Income
           (Service Class 2)        323       9.74    -       9.91        3,211   1.46   1.35    -   1.85      0.46    -    0.85
        VIP Growth (Service
           Class 2)                 107       7.22    -       7.35          791   0.14   1.35    -   1.85     -6.22    -   -5.86
        VIP High Income
           (Service Class 2)        109      11.68    -      11.88        1,293   7.98   1.35    -   1.85      3.03    -    3.42
        VIP Index 500
           (Service Class 2)        197       8.60    -       8.75        1,727   1.17   1.35    -   1.85      0.13    -    0.25
        VIP Overseas
           (Service Class 2)          6       8.75    -      12.51           54   0.98   1.35    -   1.80     -1.77    -   25.08


GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                               At September 30, 2004                 For the nine months ended September 30, 2004
                                    -----------------------------------------------------------------------------------------------
                                                  Accumulation
                                      Units     Unit Fair Value    Net Assets   Investment      Expense Ratio**    Total Return***
                                     (000s)    Lowest to Highest     (000s)     Income Ratio*  Lowest to Highest  Lowest to Highest
                                    ---------  -----------------   ------------ -------------  -----------------  -----------------
Investments in the Franklin
    Templeton Variable
    Insurance Products
    Trust Sub-Accounts:
        Franklin Small Cap                  38   $  8.72    -  $ 16.90   $    366    0.00%   1.15%   -   1.85%  -0.03%   -    0.51%
        Mutual Shares
           Securities                      125     10.65    -    16.56      1,433    0.80    1.15    -   1.85    2.26    -    2.81
        Templeton Developing
           Markets Securities                2     14.91    -    17.24         35    1.83    1.60    -   1.75    6.89    -    7.01
        Templeton Foreign
           Securities                       30      9.33    -     9.82        291    1.08    1.15    -   1.85    2.87    -    3.43
        Templeton Global
           Income Securities               101     15.25    -    17.22      1,668    1.90    1.15    -   1.85    2.65    -    3.21
        Templeton Growth
           Securities                      463     10.33    -    14.43      6,291    1.19    1.15    -   1.85    2.82    -    3.38

Investments in the Goldman
    Sachs Variable Insurance
    Trust Sub-Accounts:
        VIT Capital Growth                  10      6.56    -     9.71         76    0.00    1.15    -   1.65   -1.37    -   -1.74
        VIT CORE Small Cap
           Equity                           29     12.45    -    16.11        405    0.00    1.15    -   1.85    2.79    -    3.34
        VIT CORE U.S. Equity                33      9.07    -    10.78        314    0.00    1.15    -   1.85    3.67    -    4.23
        VIT Growth and Income                1      9.99    -     9.99          8    0.00    1.59    -   1.59    7.32    -    7.32
        VIT International Equity             3      9.70    -     9.95         28    0.00    1.15    -   1.59   -2.44    -   -0.48
        VIT Mid Cap Value                   <1     18.50    -    18.50          8    0.00    1.37    -   1.37   10.53    -   10.53

Investments in the LSA
    Variable Series Trust
    Sub-Accounts:
        LSA Capital Growth (d)               -        NA    -       NA          -    0.00    1.35    -   1.85      NA    -      NA
        LSA Diversified
           Mid Cap (e)                       -        NA    -       NA          -    0.00    1.45    -   1.45      NA    -      NA
        LSA Equity Growth (f)                -        NA    -       NA          -    0.00    1.35    -   1.85      NA    -      NA

Investments in the MFS
    Variable Insurance Trust
    Sub-Accounts:
        MFS Emerging Growth                410      4.31    -     9.02      2,713    0.00    1.15    -   1.65   -2.31    -   -1.94




(d)  On April 30, 2004, LSA Capital Growth merged into Van Kampen UIF Equity
     Growth
(e) On April 30, 2004, LSA Diversified Mid Cap merged into Van Kampen UIF U.S. Mid Cap Value
(f)  On April 30, 2004, LSA Equity Growth merged into Van Kampen UIF Equity
     Growth

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
------------------------------------------------------------------------------

4.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                               At September 30, 2004                 For the nine months ended September 30, 2004
                                   -----------------------------------------------------------------------------------------------
                                               Accumulation
                                    Units     Unit Fair Value   Net Assets       Investment    Expense Ratio**    Total Return***
                                    (000s)   Lowest to Highest    (000s)       Income Ratio*  Lowest to Highest   Lowest to Highest
                                   --------  -----------------  ---------   ---------------   -----------------   ----------------
Investments in the MFS
    Variable Insurance Trust
    Sub-Accounts (continued):
        MFS Investors Trust          118   $   7.40    -   $   8.81   $     964   0.64%     1.15%   -  1.65%    -0.60%   -   -0.22%
        MFS New Discovery             46       8.63    -      14.66         502   0.00      1.15    -  1.75     -8.02    -   -7.60
        MFS Research                 263       6.15    -       7.90       1,864   1.07      1.15    -  1.65      1.34    -    1.72
        MFS Utilities                 10      10.29    -      10.40         102   1.38      1.35    -  1.69     11.34    -   11.62

Investments in the MFS
    Variable Insurance Trust
    (Service Class)
    Sub-Accounts:
        MFS Emerging Growth
           (Service Class)            94       6.55    -       6.67         626   0.00      1.35    -  1.85     -2.67    -   -2.30
        MFS Investors Trust
           (Service Class)            88       8.08    -       8.22         724   0.45      1.35    -  1.85     -0.96    -   -0.58
        MFS New Discovery
           (Service Class)           120       7.71    -       7.84         943   0.00      1.35    -  1.85     -8.30    -   -7.95
        MFS Research
           (Service Class)            49       7.68    -       7.81         386   0.93      1.35    -  1.85      1.02    -    1.40
        MFS Utilities
           (Service Class)            63       8.41    -       8.56         555   1.18      1.35    -  1.85     11.03    -   11.45

Investments in the Neuberger
    & Berman Advisers
    Management Trust
    Sub-Accounts:
        AMT Guardian                   1      11.43    -      11.43           9   0.00      1.59    -  1.59      3.27    -    3.27
        AMT Mid-Cap Growth             2      11.07    -      11.36          25   0.00      1.15    -  1.59      1.78    -    2.12
        AMT Partners                  12      10.72    -      10.72         125   0.00      1.59    -  1.59      4.59    -    4.59

Investments in the Oppenheimer
    Variable Account Funds
    Sub-Accounts:
        Oppenheimer Aggressive
           Growth                    414       7.66    -       8.08       2,748   0.00      1.15    -  1.85      5.01    -    5.57
        Oppenheimer
           Balanced (g)              984      10.40    -      11.74      11,713   1.05      1.15    -  1.85      0.69    -    1.23
        Oppenheimer Capital
           Appreciation              919       7.76    -       9.44       7,470   0.33      1.15    -  1.85     -2.90    -   -2.38
        Oppenheimer Global
           Securities                392      10.06    -      13.10       4,269   1.32      1.15    -  1.85      1.06    -    1.61




(g)  Previously known as Oppenheimer Multiple Strategies

GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

4.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                               At September 30, 2004                 For the nine months ended September 30, 2004
                                     ---------------------------------------------------------------------------------------------
                                                 Accumulation
                                     Units     Unit Fair Value  Net Assets     Investment    Expense Ratio**     Total Return***
                                     (000s)   Lowest to Highest   (000s)      Income Ratio*  Lowest to Highest   Lowest to Highest
                                    -------   ----------------- ------------- -------------  -----------------   -----------------
Investments in the Oppenheimer
    Variable Account Funds
    Sub-Accounts (continued):
        Oppenheimer Main
           Street                     1,210   $   8.66    -   $  8.99  $  10,278   0.86%   1.15%   -   1.85%   -0.81%   -   -0.28%
        Oppenheimer Strategic
           Bond                         579      12.76    -     13.62      7,674   5.22    1.15    -   1.85     2.23    -    2.78

Investments in the Putnam
    Variable Trust
    Sub-Accounts:
        VT Discovery Growth             110       6.76    -      6.87        772   0.00    1.35    -   1.85    -6.08    -   -5.73
        VT Diversified Income            90      12.72    -     12.81      1,166   9.83    1.35    -   1.85     3.81    -    4.21
        VT Growth and Income             63       9.36    -      9.93        595   1.55    1.35    -   1.75     0.79    -    1.08
        VT Growth Opportunities          22       8.00    -      9.53        151   0.00    1.35    -   1.80    -6.94    -   -6.61
        VT Health Sciences               81       8.53    -      8.83        703   0.18    1.25    -   1.85    -2.47    -   -2.02
        VT International Equity           1      12.10    -     12.19         11   1.53    1.35    -   1.60    -0.11    -    0.08
        VT New Value                     62      10.62    -     11.46        690   0.87    1.25    -   1.85     3.37    -    3.85
        VT Research                       7      10.96    -     11.05         71   0.00    1.35    -   1.60    -3.63    -   -3.45

   Scudder Variable Series I
    Sub-Accounts:
        21st Century Growth              97       7.42    -      7.46        719   0.00    0.70    -   0.80    -4.75    -   -4.68
        Balanced                        252      10.89    -     10.96      2,759   1.72    0.70    -   0.80     0.42    -    0.49
        Bond                            103      12.99    -     13.06      1,347   3.77    0.70    -   0.80     3.28    -    3.36
        Capital Growth                  213       9.05    -      9.11      1,936   0.56    0.70    -   0.80    -0.33    -   -0.26
        Global Discovery                102      15.29    -     15.38      1,562   0.28    0.70    -   0.80     3.60    -    3.67
        Growth and Income               161       8.67    -      8.72      1,403   0.93    0.70    -   0.80     0.07    -    0.15
        International                    77       8.78    -      8.83        682   1.22    0.70    -   0.80     0.96    -    1.03
        Money Market                     87      11.43    -     11.49        992   0.54    0.70    -   0.80    -0.07    -    0.00

Scudder Variable Series II
    Sub-Accounts:
        Growth                          111       7.08    -      7.12        785   0.28    0.70    -   0.80    -2.92    -   -2.84

Investments in the STI Classic
    Variable Trust
    Sub-Accounts:
        STI Capital
           Appreciation               2,346       8.22    -      8.95     41,748   0.00    1.15    -   1.85    -2.54    -   -2.02
        STI Growth & Income             414       9.34    -     10.19      4,015   0.47    1.15    -   1.85     2.50    -    3.05
        STI International
           Equity                       482       8.97    -      9.54      5,613   1.59    1.15    -   1.85    -4.63    -    3.45


GLENBROOK LIFE MULTI-MANAGER VARIABLE ACCOUNT

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
-------------------------------------------------------------------------------

4.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                               At September 30, 2004            For the nine months ended September 30, 2004
                                   --------------------------------------------------------------------------------------------
                                             Accumulation
                                   Units    Unit Fair Value   Net Assets     Investment     Expense Ratio**    Total Return***
                                   (000s)  Lowest to Highest   (000s)       Income Ratio*  Lowest to Highest  Lowest to Highest
                                   ------  -----------------  -----------   -------------  -----------------  -----------------
Investments in the STI
    Classic Variable Trust
    Sub-Accounts (continued):
        STI Investment Grade
           Bond                     1,106   $  11.20    -   $  12.70   $ 15,129    2.59%   1.15%   -   1.85%   1.50%   -    2.05%
        STI Mid-Cap Equity            848       8.71    -       9.37     11,692    0.49    1.15    -   1.85    2.11    -    2.66
        STI Small Cap Value
           Equity                     628      15.50    -      20.65     10,384    0.23    1.15    -   1.85    7.92    -    8.50
        STI Value Income
           Stock                    2,013       9.80    -      10.61     34,596    0.98    1.15    -   1.85    4.66    -    5.22

Investments in The Universal
    Institutional Funds, Inc.
    Sub-Accounts:
        Van Kampen UIF
           Equity Growth               46       9.44    -       9.81        413    0.26    1.15    -   1.85   -2.94    -   -1.94
        Van Kampen UIF
           Fixed Income               251      11.47    -      13.16      2,934    4.05    1.15    -   1.85    1.76    -    2.31
        Van Kampen UIF Global
           Value Equity                 4       9.61    -      11.52         38    0.77    1.15    -   1.85    0.53    -    1.07
        Van Kampen UIF U.S.
           Mid Cap Value (h)           68       9.53    -      13.94        731    0.02    1.15    -   1.85    1.63    -    2.18
        Van Kampen UIF U.S.
           Real Estate                 11      14.06    -      21.19        157    1.64    1.15    -   1.60   15.08    -  111.86
        Van Kampen UIF
           Value                       25      12.54    -      13.08        302    1.01    1.15    -   1.65    5.99    -    6.38



(h)  Previously known as Van Kampen UIF Mid Cap Value

                      ----------------------------------------------------------
                      GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
                      AND FOR THE PERIODS ENDED DECEMBER 31, 2003
                      AND DECEMBER 31, 2002, AND INDEPENDENT
                      AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholder of Glenbrook Life and Annuity Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Glenbrook Life and Annuity Company Separate Account A (the "Account") as of December 31, 2003, the related statements of operations for the period then ended and the statements of changes in net assets for each of the periods in the two year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2003 by correspondence with the Account's custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise the Glenbrook Life and Annuity Company Separate Account A as of December 31, 2003, the results of operations for the period then ended for each of the individual sub-accounts and the changes in their net assets for each of the periods in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Chicago, Illinois
March 31, 2004

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------------

                                                          AIM Variable Insurance Funds Sub-Accounts
                                      ---------------------------------------------------------------------------------
                                        AIM V. I.
                                       Aggressive       AIM V. I.       AIM V. I.       AIM V. I.     AIM V. I. Capital
                                         Growth         Balanced       Basic Value      Blue Chip       Appreciation
                                      -------------   -------------   -------------   -------------   -----------------
ASSETS
Investments at fair value             $  29,939,107   $  56,527,876   $  27,023,571   $  25,059,278   $      95,793,436
                                      -------------   -------------   -------------   -------------   -----------------
  Total assets                        $  29,939,107   $  56,527,876   $  27,023,571   $  25,059,278   $      95,793,436
                                      =============   =============   =============   =============   =================

NET ASSETS
Accumulation units                    $  29,901,097   $  56,362,080   $  26,986,573   $  25,026,065   $      95,588,626
Contracts in payout (annuitization)
  period                                     38,010         165,796          36,998          33,213             204,810
                                      -------------   -------------   -------------   -------------   -----------------
  Total net assets                    $  29,939,107   $  56,527,876   $  27,023,571   $  25,059,278   $      95,793,436
                                      =============   =============   =============   =============   =================

FUND SHARE INFORMATION
  Number of shares                        2,827,111       5,658,446       2,535,044       3,814,198           4,501,571
                                      =============   =============   =============   =============   =================
  Cost of investments                 $  38,243,627   $  64,676,067   $  23,913,628   $  30,310,565   $     106,982,216
                                      =============   =============   =============   =============   =================

ACCUMULATION UNIT FAIR VALUE
  Lowest                              $        6.24   $        7.83   $       11.26   $        6.01   $            6.13
                                      =============   =============   =============   =============   =================
  Highest                             $       10.75   $       10.44   $       11.41   $        6.13   $           13.49
                                      =============   =============   =============   =============   =================

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------

                                                             AIM Variable Insurance Funds Sub-Accounts
                                      ----------------------------------------------------------------------------------------
                                                                                              AIM V. I.
                                      AIM V. I. Capital       AIM V. I.    AIM V. I. Dent    Diversified     AIM V. I. Global
                                         Development         Core Equity    Demographics       Income           Utilities
                                      -----------------   --------------   --------------   --------------   -----------------
ASSETS
Investments at fair value             $      19,886,570   $  126,828,991   $   12,818,683   $   29,612,390   $      10,345,898
                                      -----------------   --------------   --------------   --------------   -----------------
   Total assets                       $      19,886,570   $  126,828,991   $   12,818,683   $   29,612,390   $      10,345,898
                                      =================   ==============   ==============   ==============   =================

NET ASSETS
Accumulation units                    $      19,847,119   $  126,447,688   $   12,818,683   $   29,543,611   $      10,315,336
Contracts in payout (annuitization)
  period                                         39,451          381,303                -           68,779              30,562
                                      -----------------   --------------   --------------   --------------   -----------------
  Total net assets                    $      19,886,570   $  126,828,991   $   12,818,683   $   29,612,390   $      10,345,898
                                      =================   ==============   ==============   ==============   =================

FUND SHARE INFORMATION
  Number of shares                            1,564,640        6,056,781        2,460,400        3,357,414             927,052
                                      =================   ==============   ==============   ==============   =================
  Cost of investments                 $      17,904,270   $  140,195,003   $   19,392,883   $   32,622,196   $      15,684,937
                                      =================   ==============   ==============   ==============   =================

ACCUMULATION UNIT FAIR VALUE
  Lowest                              $            9.34   $         6.60   $         4.77   $        10.41   $            5.76
                                      =================   ==============   ==============   ==============   =================
  Highest                             $           12.95   $        15.77   $         5.04   $        12.80   $           12.04
                                      =================   ==============   ==============   ==============   =================

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
-------------------------------------------------------------------------------------------------------------------------

                                                           AIM Variable Insurance Funds Sub-Accounts
                                      -----------------------------------------------------------------------------------
                                        AIM V. I.                                          AIM V. I.
                                        Government       AIM V. I.        AIM V. I.      International     AIM V. I. Mid
                                        Securities        Growth          High Yield        Growth        Cap Core Equity
                                      --------------   --------------   --------------   --------------   ---------------
ASSETS
Investments at fair value             $   51,794,095   $   70,576,007   $   18,380,697   $   40,880,071   $    17,193,225
                                      --------------   --------------   --------------   --------------   ---------------
  Total assets                        $   51,794,095   $   70,576,007   $   18,380,697   $   40,880,071   $    17,193,225
                                      ==============   ==============   ==============   ==============   ===============

NET ASSETS
Accumulation units                    $   51,676,621   $   70,381,741   $   18,315,874   $   40,824,519   $    17,193,225
Contracts in payout (annuitization)
  period                                     117,474          194,266           64,823           55,552                 -
                                      --------------   --------------   --------------   --------------   ---------------
  Total net assets                    $   51,794,095   $   70,576,007   $   18,380,697   $   40,880,071   $    17,193,225
                                      ==============   ==============   ==============   ==============   ===============

FUND SHARE INFORMATION
  Number of shares                         4,235,004        4,759,002        3,078,844        2,548,633         1,425,641
                                      ==============   ==============   ==============   ==============   ===============
  Cost of investments                 $   49,996,837   $  116,641,608   $   20,038,795   $   45,388,835   $    15,019,390
                                      ==============   ==============   ==============   ==============   ===============

ACCUMULATION UNIT FAIR VALUE
  Lowest                              $        11.95   $         4.37   $         8.61   $         6.66   $         12.42
                                      ==============   ==============   ==============   ==============   ===============
  Highest                             $        13.71   $        11.35   $         9.27   $        12.67   $         12.58
                                      ==============   ==============   ==============   ==============   ===============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------

                                                                                             AIM Variable Insurance
                                         AIM Variable Insurance Funds Sub-Accounts        Funds Series II Sub-Accounts
                                      ------------------------------------------------   -------------------------------
                                                                                           AIM V. I.
                                        AIM V. I.      AIM V. I. New      AIM V. I.        Aggressive       AIM V. I.
                                       Money Market     Technology      Premier Equity     Growth II       Balanced II
                                      --------------   --------------   --------------   --------------   --------------
ASSETS
Investments at fair value             $   38,377,640   $    7,993,792   $  139,715,570   $      549,443   $    1,729,916
                                      --------------   --------------   --------------   --------------   --------------
  Total assets                        $   38,377,640   $    7,993,792   $  139,715,570   $      549,443   $    1,729,916
                                      ==============   ==============   ==============   ==============   ==============

NET ASSETS
Accumulation units                    $   38,368,910   $    7,993,792   $  139,462,068   $      549,443   $    1,729,916
Contracts in payout (annuitization)
  period                                       8,730                -          253,502                -                -
                                      --------------   --------------   --------------   --------------   --------------
  Total net assets                    $   38,377,640   $    7,993,792   $  139,715,570   $      549,443   $    1,729,916
                                      ==============   ==============   ==============   ==============   ==============

FUND SHARE INFORMATION
  Number of shares                        38,377,640        2,270,964        6,906,355           52,080          173,861
                                      ==============   ==============   ==============   ==============   ==============
  Cost of investments                 $   38,377,640   $   21,539,703   $  179,830,750   $      496,149   $    1,577,007
                                      ==============   ==============   ==============   ==============   ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                              $        10.27   $         2.93   $         6.18   $         9.90   $         9.35
                                      ==============   ==============   ==============   ==============   ==============
  Highest                             $        12.09   $         8.61   $        13.88   $        10.04   $         9.50
                                      ==============   ==============   ==============   ==============   ==============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
-------------------------------------------------------------------------------------------------------------------------

                                                      AIM Variable Insurance Funds Series II Sub-Accounts
                                      -----------------------------------------------------------------------------------
                                                                           AIM V. I.        AIM V. I.
                                        AIM V. I.      AIM V. I. New        Capital          Capital         AIM V. I.
                                      Basic Value II   Blue Chip II     Appreciation II   Development II   Core Equity II
                                      --------------   --------------   ---------------   --------------   --------------
ASSETS
Investments at fair value             $    2,524,114   $      950,525   $       825,605   $      319,444   $      356,767
                                      --------------   --------------   ---------------   --------------   --------------
  Total assets                        $    2,524,114   $      950,525   $       825,605   $      319,444   $      356,767
                                      ==============   ==============   ===============   ==============   ==============

NET ASSETS
Accumulation units                    $    2,524,114   $      950,525   $       825,605   $      319,444   $      356,767
Contracts in payout (annuitization)
  period                                           -                -                 -                -                -
                                      --------------   --------------   ---------------   --------------   --------------
  Total net assets                    $    2,524,114   $      950,525   $       825,605   $      319,444   $      356,767
                                      ==============   ==============   ===============   ==============   ==============

FUND SHARE INFORMATION
  Number of shares                           237,900          145,340            39,017           25,272           17,111
                                      ==============   ==============   ===============   ==============   ==============
  Cost of investments                 $    2,178,060   $      851,401   $       729,436   $      273,268   $      318,981
                                      ==============   ==============   ===============   ==============   ==============

ACCUMULATION UNIT FAIR VALUE
  Lowest                              $         9.92   $         9.36   $          9.36   $        10.17   $        10.04
                                      ==============   ==============   ===============   ==============   ==============
  Highest                             $        10.08   $         9.51   $          9.50   $        10.31   $        10.18
                                      ==============   ==============   ===============   ==============   ==============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------

                                                  AIM Variable Insurance Funds Series II Sub-Accounts
                                      ----------------------------------------------------------------------------
                                         AIM V. I.       AIM V. I.      AIM V. I.      AIM V. I.
                                           Dent         Diversified      Global        Government      AIM V. I.
                                      Demographics II    Income II     Utilities II   Securities II    Growth II
                                      ---------------   ------------   ------------   -------------   ------------
ASSETS
Investments at fair value             $       296,579   $    567,138   $    282,680   $   2,400,734   $    351,375
                                      ---------------   ------------   ------------   -------------   ------------
  Total assets                        $       296,579   $    567,138   $    282,680   $   2,400,734   $    351,375
                                      ===============   ============   ============   =============   ============

NET ASSETS

Accumulation units                    $       296,579   $    567,138   $    282,680   $   2,400,734   $    351,375
Contracts in payout (annuitization)
  period                                            -              -              -               -              -
                                      ---------------   ------------   ------------   -------------   ------------
  Total net assets                    $       296,579   $    567,138   $    282,680   $   2,400,734   $    351,375
                                      ===============   ============   ============   =============   ============

FUND SHARE INFORMATION
  Number of shares                             57,144         64,594         25,375         197,267         23,822
                                      ===============   ============   ============   =============   ============
  Cost of investments                 $       254,390   $    575,795   $    263,717   $   2,419,602   $    300,034
                                      ===============   ============   ============   =============   ============

ACCUMULATION UNIT FAIR VALUE
  Lowest                              $          8.93   $      10.62   $       9.13   $       10.57   $       8.66
                                      ===============   ============   ============   =============   ============
  Highest                             $          9.06   $      10.78   $       9.23   $       10.74   $       8.78
                                      ===============   ============   ============   =============   ============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------

                                                  AIM Variable Insurance Funds Series II Sub-Accounts
                                      ---------------------------------------------------------------------------
                                                        AIM V. I.       AIM V. I.      AIM V. I.      AIM V. I.
                                        AIM V. I.     International   Mid Cap Core      Money            New
                                      High Yield II     Growth II      Equity II      Market II     Technology II
                                      -------------   -------------   ------------   ------------   -------------
ASSETS
Investments at fair value             $     613,473   $     391,693   $  1,419,096   $  1,819,634   $      86,514
                                      -------------   -------------   ------------   ------------   -------------
  Total assets                        $     613,473   $     391,693   $  1,419,096   $  1,819,634   $      86,514
                                      =============   =============   ============   ============   =============

NET ASSETS
Accumulation units                    $     613,473   $     391,693   $  1,419,096   $  1,819,634   $      86,514
Contracts in payout (annuitization)
  period                                          -               -              -              -               -
                                      -------------   -------------   ------------   ------------   -------------
  Total net assets                    $     613,473   $     391,693   $  1,419,096   $  1,819,634   $      86,514
                                      =============   =============   ============   ============   =============

FUND SHARE INFORMATION
  Number of shares                          103,105          24,542        118,160      1,819,634          24,648
                                      =============   =============   ============   ============   =============
  Cost of investments                 $     571,586   $     331,034   $  1,228,416   $  1,819,634   $      77,234
                                      =============   =============   ============   ============   =============

ACCUMULATION UNIT FAIR VALUE
  Lowest                              $       11.59   $       10.39   $      10.84   $       9.72   $        8.82
                                      =============   =============   ============   ============   =============
  Highest                             $       11.74   $       10.54   $      10.99   $       9.86   $        8.94
                                      =============   =============   ============   ============   =============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2003
-----------------------------------------------------

                                       AIM Variable
                                         Insurance
                                      Funds Series II
                                       Sub-Accounts
                                      ---------------
                                         AIM V. I.
                                          Premier
                                         Equity II
                                      ---------------
ASSETS
Investments at fair value             $       513,317
                                      ---------------
  Total assets                        $       513,317
                                      ===============

NET ASSETS
Accumulation units                    $       513,317
Contracts in payout (annuitization)
  period                                            -
                                      ---------------
  Total net assets                    $       513,317
                                      ===============

FUND SHARE INFORMATION
  Number of shares                             25,487
                                      ===============
  Cost of investments                 $       442,643
                                      ===============

ACCUMULATION UNIT FAIR VALUE
  Lowest                              $          8.30
                                      ===============
  Highest                             $          8.46
                                      ===============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------------------

                                                                    AIM Variable Insurance Funds Sub-Accounts
                                                -----------------------------------------------------------------------------
                                                 AIM V. I.
                                                 Aggressive     AIM V. I.      AIM V. I.      AIM V. I.     AIM V. I. Capital
                                                   Growth       Balanced      Basic Value     Blue Chip       Appreciation
                                                ------------   ------------   ------------   ------------   -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                       $          -   $  1,047,997   $      8,035   $          -   $               -
Charges from Glenbrook Life and Annuity
  Company:
  Mortality and expense risk                        (337,045)      (653,306)      (251,424)      (272,790)         (1,141,823)
  Administrative expense                             (26,770)       (52,398)       (19,325)       (21,227)            (88,303)
                                                ------------   ------------   ------------   ------------   -----------------

    Net investment income (loss)                    (363,815)       342,293       (262,714)      (294,017)         (1,230,126)
                                                ------------   ------------   ------------   ------------   -----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                              4,977,114      8,777,196      4,136,499      3,808,794          29,526,593
  Cost of investments sold                         7,677,905     11,107,825      4,705,621      5,520,140          35,914,122
                                                ------------   ------------   ------------   ------------   -----------------

    Realized gains (losses) on fund shares        (2,700,791)    (2,330,629)      (569,122)    (1,711,346)         (6,387,529)

Realized gain distributions                                -              -              -              -                   -
                                                ------------   ------------   ------------   ------------   -----------------

    Net realized gains (losses)                   (2,700,791)    (2,330,629)      (569,122)    (1,711,346)         (6,387,529)

Change in unrealized gains (losses)                9,059,600      9,278,013      6,389,857      6,511,119          29,216,465
                                                ------------   ------------   ------------   ------------   -----------------

    Net realized and unrealized gains
      (losses) on investments                      6,358,809      6,947,384      5,820,735      4,799,773          22,828,936
                                                ------------   ------------   ------------   ------------   -----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                               $  5,994,994   $  7,289,677   $  5,558,021   $  4,505,756   $      21,598,810
                                                ============   ============   ============   ============   =================

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------------------------------------------------------

                                                                     AIM Variable Insurance Funds Sub-Accounts
                                             ----------------------------------------------------------------------------------
                                                                                                  AIM V. I.
                                             AIM V. I. Capital    AIM V. I.     AIM V. I. Dent   Diversified    AIM V. I. Global
                                                Development      Core Equity     Demographics      Income          Utilities
                                             -----------------   ------------   --------------   ------------   ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                    $               -   $  1,164,889   $            -   $  1,815,570   $        362,479
Charges from Glenbrook Life and Annuity
  Company:
  Mortality and expense risk                          (206,304)    (1,491,402)        (137,113)      (380,728)          (125,233)
  Administrative expense                               (16,177)      (117,083)         (10,779)       (30,052)            (9,827)
                                             -----------------   ------------   --------------   ------------   ----------------

    Net investment income (loss)                      (222,481)      (443,596)        (147,892)     1,404,790            227,419
                                             -----------------   ------------   --------------   ------------   ----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                3,378,342     21,618,551        1,920,548      8,194,087          2,648,543
  Cost of investments sold                           3,780,555     27,120,732        3,517,400      9,000,655          4,298,723
                                             -----------------   ------------   --------------   ------------   ----------------

    Realized gains (losses) on fund shares            (402,213)    (5,502,181)      (1,596,852)      (806,568)        (1,650,180)

Realized gain distributions                                  -              -                -              -                  -
                                             -----------------   ------------   --------------   ------------   ----------------

    Net realized gains (losses)                       (402,213)    (5,502,181)      (1,596,852)      (806,568)        (1,650,180)

Change in unrealized gains (losses)                  5,386,405     30,030,852        4,991,545      1,621,398          2,952,249
                                             -----------------   ------------   --------------   ------------   ----------------

    Net realized and unrealized gains
      (losses) on investments                        4,984,192     24,528,671        3,394,693        814,830          1,302,069
                                             -----------------   ------------   --------------   ------------   ----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                            $       4,761,711   $ 24,085,075   $    3,246,801   $  2,219,620   $      1,529,488
                                             =================   ============   ==============   ============   ================

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------------

                                                               AIM Variable Insurance Funds Sub-Accounts
                                             -----------------------------------------------------------------------------
                                              AIM V. I.                                        AIM V. I.       AIM V. I.
                                              Government       AIM V. I.      AIM V. I.      International   Mid Cap Core
                                              Securities        Growth        High Yield        Growth          Equity
                                             -------------   -------------   -------------   -------------   -------------
NET INVESTMENT INCOME (LOSS)
Dividends                                    $   1,258,612   $           -   $   1,226,738   $     197,846   $           -
Charges from Glenbrook Life and Annuity
  Company:
  Mortality and expense risk                      (796,295)       (823,634)       (200,494)       (489,591)       (164,791)
  Administrative expense                           (63,271)        (65,022)        (15,957)        (37,742)        (12,809)
                                             -------------   -------------   -------------   -------------   -------------

    Net investment income (loss)                   399,046        (888,656)      1,010,287        (329,487)       (177,600)
                                             -------------   -------------   -------------   -------------   -------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                           28,390,442      12,610,206       4,643,275      70,364,866       2,216,502
  Cost of investments sold                      26,933,129      23,971,726       5,210,216      72,742,460       2,256,405
                                             -------------   -------------   -------------   -------------   -------------

    Realized gains (losses) on fund shares       1,457,313     (11,361,520)       (566,941)     (2,377,594)        (39,903)

Realized gain distributions                         19,025               -               -               -         100,231
                                             -------------   -------------   -------------   -------------   -------------

    Net realized gains (losses)                  1,476,338     (11,361,520)       (566,941)     (2,377,594)         60,328

Change in unrealized gains (losses)             (2,213,034)     29,042,017       3,209,348      12,286,916       3,128,980
                                             -------------   -------------   -------------   -------------   -------------

    Net realized and unrealized gains
      (losses) on investments                     (736,696)     17,680,497       2,642,407       9,909,322       3,189,308
                                             -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                            $    (337,650)  $  16,791,841   $   3,652,694   $   9,579,835   $   3,011,708
                                             =============   =============   =============   =============   =============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                     AIM Variable Insurance
                                                 AIM Variable Insurance Funds Sub-Accounts        Funds Series II Sub-Accounts
                                             --------------------------------------------------   -----------------------------
                                                                                                   AIM V. I.
                                               AIM V. I.      AIM V. I. New   AIM V. I. Premier    Aggressive       AIM V. I.
                                              Money Market     Technology          Equity          Growth II       Balanced II
                                             --------------   -------------   -----------------   -------------   -------------
NET INVESTMENT INCOME (LOSS)
Dividends                                    $      308,512   $           -   $         390,233   $           -   $      30,918
Charges from Glenbrook Life and Annuity
  Company:
  Mortality and expense risk                       (664,575)        (84,027)         (1,672,274)         (5,875)        (16,593)
  Administrative expense                            (51,997)         (6,571)           (131,917)           (367)         (1,139)
                                             --------------   -------------   -----------------   -------------   -------------

    Net investment income (loss)                   (408,060)        (90,598)         (1,413,958)         (6,242)         13,186
                                             --------------   -------------   -----------------   -------------   -------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                           119,794,456       1,997,183          24,900,696         845,219         127,844
  Cost of investments sold                      119,794,456       6,597,243          36,126,876         845,204         124,041
                                             --------------   -------------   -----------------   -------------   -------------

    Realized gains (losses) on fund shares                -      (4,600,060)        (11,226,180)             15           3,803

Realized gain distributions                               -               -                   -               -               -
                                             --------------   -------------   -----------------   -------------   -------------

    Net realized gains (losses)                           -      (4,600,060)        (11,226,180)             15           3,803

Change in unrealized gains (losses)                       -       7,286,160          40,272,721          80,290         176,122
                                             --------------   -------------   -----------------   -------------   -------------

    Net realized and unrealized gains
      (losses) on investments                             -       2,686,100          29,046,541          80,305         179,925
                                             --------------   -------------   -----------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                            $     (408,060)  $   2,595,502   $      27,632,583   $      74,063   $     193,111
                                             ==============   =============   =================   =============   =============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------------------------

                                                           AIM Variable Insurance Funds Series II Sub-Accounts
                                         ----------------------------------------------------------------------------------------
                                                                               AIM V. I.
                                         AIM V. I. Basic   AIM V. I. Blue       Capital       AIM V. I. Capital   AIM V. I. Core
                                            Value II          Chip II       Appreciation II    Development II       Equity II
                                         ---------------   --------------   ---------------   -----------------   ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $             -   $            -   $             -   $               -   $         2,926
Charges from Glenbrook Life and Annuity
  Company:
  Mortality and expense risk                     (22,030)          (6,679)           (7,261)             (3,240)           (2,955)
  Administrative expense                          (1,474)            (482)             (451)               (226)             (199)
                                         ---------------   --------------   ---------------   -----------------   ---------------

    Net investment income (loss)                 (23,504)          (7,161)           (7,712)             (3,466)             (228)
                                         ---------------   --------------   ---------------   -----------------   ---------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                            583,901        1,046,044            77,083              23,476            23,251
  Cost of investments sold                       587,301        1,039,597            80,381              28,563            23,817
                                         ---------------   --------------   ---------------   -----------------   ---------------

    Realized gains (losses) on fund
      shares                                      (3,400)           6,447            (3,298)             (5,087)             (566)

Realized gain distributions                            -                -                 -                   -                 -
                                         ---------------   --------------   ---------------   -----------------   ---------------

    Net realized gains (losses)                   (3,400)           6,447            (3,298)             (5,087)             (566)

Change in unrealized gains (losses)              457,750          112,886           127,748              75,857            47,788
                                         ---------------   --------------   ---------------   -----------------   ---------------

    Net realized and unrealized gains
      (losses) on investments                    454,350          119,333           124,450              70,770            47,222
                                         ---------------   --------------   ---------------   -----------------   ---------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                        $       430,846   $      112,172   $       116,738   $          67,304   $        46,994
                                         ===============   ==============   ===============   =================   ===============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------------------------------------------------

                                                         AIM Variable Insurance Funds Series II Sub-Accounts
                                             ----------------------------------------------------------------------------
                                                                AIM V. I.                        AIM V. I.
                                             AIM V. I. Dent    Diversified   AIM V. I. Global    Government     AIM V. I.
                                             Demographics II    Income II      Utilities II     Securities II   Growth II
                                             ---------------   -----------   ----------------   -------------   ---------
NET INVESTMENT INCOME (LOSS)
Dividends                                    $             -   $    32,961   $          9,303   $      54,626   $       -
Charges from Glenbrook Life and Annuity
  Company:
  Mortality and expense risk                          (2,407)       (4,986)            (1,911)        (29,913)     (3,728)
  Administrative expense                                (174)         (363)              (136)         (2,118)       (269)
                                             ---------------   -----------   ----------------   -------------   ---------

    Net investment income (loss)                      (2,581)       27,612              7,256          22,595      (3,997)
                                             ---------------   -----------   ----------------   -------------   ---------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                 23,490        51,621            302,303       4,964,432      30,008
  Cost of investments sold                            21,962        49,569            299,012       4,962,447      30,150
                                             ---------------   -----------   ----------------   -------------   ---------

    Realized gains (losses) on fund shares             1,528         2,052              3,291           1,985        (142)

Realized gain distributions                                -             -                  -             849           -
                                             ---------------   -----------   ----------------   -------------   ---------

    Net realized gains (losses)                        1,528         2,052              3,291           2,834        (142)

Change in unrealized gains (losses)                   52,361        (5,952)            17,345         (35,857)     73,432
                                             ---------------   -----------   ----------------   -------------   ---------

    Net realized and unrealized gains
      (losses) on investments                         53,889        (3,900)            20,636         (33,023)     73,290
                                             ---------------   -----------   ----------------   -------------   ---------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                            $        51,308   $    23,712   $         27,892   $     (10,428)  $  69,293
                                             ===============   ===========   ================   =============   =========

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------------------

                                                           AIM Variable Insurance Funds Series II Sub-Accounts
                                             --------------------------------------------------------------------------------
                                                                AIM V. I.     AIM V. I. Mid
                                             AIM V. I. High   International     Cap Core      AIM V. I. Money   AIM V. I. New
                                                Yield II        Growth II       Equity II        Market II      Technology II
                                             --------------   -------------   -------------   ---------------   -------------
NET INVESTMENT INCOME (LOSS)
Dividends                                    $       40,105   $       1,158   $           -   $        12,869   $           -
Charges from Glenbrook Life and Annuity
  Company:
  Mortality and expense risk                         (5,107)        (22,438)        (12,830)          (51,449)           (854)
  Administrative expense                               (368)         (1,593)           (862)           (3,648)            (56)
                                             --------------   -------------   -------------   ---------------   -------------

    Net investment income (loss)                     34,630         (22,873)        (13,692)          (42,228)           (910)
                                             --------------   -------------   -------------   ---------------   -------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                             1,291,786      69,774,395         162,174        81,080,515         533,675
  Cost of investments sold                        1,281,561      68,992,161         174,493        81,080,515         516,749
                                             --------------   -------------   -------------   ---------------   -------------

    Realized gains (losses) on fund shares           10,225         782,234         (12,319)                -          16,926

Realized gain distributions                               -               -           8,158                 -               -
                                             --------------   -------------   -------------   ---------------   -------------

    Net realized gains (losses)                      10,225         782,234          (4,161)                -          16,926

Change in unrealized gains (losses)                  38,714          66,410         221,443                 -          13,744
                                             --------------   -------------   -------------   ---------------   -------------

    Net realized and unrealized gains
      (losses) on investments                        48,939         848,644         217,282                 -          30,670
                                             --------------   -------------   -------------   ---------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                            $       83,569   $     825,771   $     203,590   $       (42,228)  $      29,760
                                             ==============   =============   =============   ===============   =============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------

                                               AIM Variable
                                                 Insurance
                                              Funds Series II
                                               Sub-Accounts
                                             -----------------
                                             AIM V. I. Premier
                                                 Equity II
                                             -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                    $           1,103
Charges from Glenbrook Life and Annuity
  Company:
  Mortality and expense risk                            (5,746)
  Administrative expense                                  (402)
                                             -----------------

    Net investment income (loss)                        (5,045)
                                             -----------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                   57,235
  Cost of investments sold                              58,469
                                             -----------------

    Realized gains (losses) on fund shares              (1,234)

Realized gain distributions                                  -
                                             -----------------

    Net realized gains (losses)                         (1,234)

Change in unrealized gains (losses)                     94,896
                                             -----------------

    Net realized and unrealized gains
      (losses) on investments                           93,662
                                             -----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                            $          88,617
                                             =================

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                  AIM Variable Insurance Funds Sub-Accounts
                                            ---------------------------------------------------------------------------------------
                                            AIM V. I. Aggressive Growth       AIM V. I. Balanced           AIM V. I. Basic Value
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                $   (363,815)  $   (451,762)  $    342,293   $    603,609   $   (262,714)  $   (199,894)
Net realized gains (losses)                   (2,700,791)    (3,863,329)    (2,330,629)    (3,771,447)      (569,122)      (855,333)
Change in unrealized gains (losses)            9,059,600     (5,043,020)     9,278,013    (10,012,907)     6,389,857     (3,581,981)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                              5,994,994     (9,358,111)     7,289,677    (13,180,745)     5,558,021     (4,637,208)
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                         147,757      1,218,614        168,001      1,235,404         69,933      2,209,955
Benefit payments                                (367,588)      (352,377)    (1,517,804)    (1,921,378)      (219,920)      (314,941)
Payments on termination                       (2,204,754)    (2,516,411)    (4,290,263)    (5,168,428)    (2,306,097)    (1,140,728)
Contract maintenance charge                      (16,759)       (19,098)       (22,790)       (24,687)        (7,464)        (3,998)
Transfers among the sub-accounts
  and with the Fixed Account - net              (575,560)    (1,912,911)     2,636,458       (372,721)     7,526,570     14,265,061
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from contract transactions                  (3,016,904)    (3,582,183)    (3,026,398)    (6,251,810)     5,063,022     15,015,349
                                            ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS              2,978,090    (12,940,294)     4,263,279    (19,432,555)    10,621,043     10,378,141

NET ASSETS AT BEGINNING OF PERIOD             26,961,017     39,901,311     52,264,597     71,697,152     16,402,528      6,024,387
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS AT END OF PERIOD                 $ 29,939,107   $ 26,961,017   $ 56,527,876   $ 52,264,597   $ 27,023,571   $ 16,402,528
                                            ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of period     3,574,599      4,044,883      6,010,239      6,747,204      1,907,524        537,834
    Units issued                                 498,457        748,961        984,890      1,500,082      1,283,199      2,238,771
    Units redeemed                              (899,481)    (1,219,245)    (1,320,678)    (2,237,047)      (805,892)      (869,081)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period           3,173,575      3,574,599      5,674,451      6,010,239      2,384,831      1,907,524
                                            ============   ============   ============   ============   ============   ============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                  AIM Variable Insurance Funds Sub-Accounts
                                            ---------------------------------------------------------------------------------------
                                                                               AIM V. I. Capital            AIM V. I. Capital
                                                AIM V. I. Blue Chip              Appreciation                   Development
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                $   (294,017)  $   (338,462)  $ (1,230,126)  $ (1,577,668)  $   (222,481)  $   (239,580)
Net realized gains (losses)                   (1,711,346)    (3,470,914)    (6,387,529)   (13,797,572)      (402,213)      (585,497)
Change in unrealized gains (losses)            6,511,119     (4,482,268)    29,216,465    (18,974,421)     5,386,405     (3,724,443)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                              4,505,756     (8,291,644)    21,598,810    (34,349,661)     4,761,711     (4,549,520)
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                          52,762        873,392        251,174      1,103,073         21,976        746,530
Benefit payments                                (396,785)      (505,230)    (1,820,500)    (2,166,321)      (269,553)      (262,248)
Payments on termination                       (1,644,799)    (1,768,740)    (8,634,287)   (10,040,137)    (1,222,989)    (1,735,228)
Contract maintenance charge                      (13,586)       (14,420)       (55,023)       (62,814)        (6,267)        (6,449)
Transfers among the sub-accounts
  and with the Fixed Account - net             2,912,480        519,786     (2,840,629)    (9,930,839)     2,005,708      2,066,412
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from contract transactions                     910,072       (895,212)   (13,099,265)   (21,097,038)       528,875        809,017
                                            ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS              5,415,828     (9,186,856)     8,499,545    (55,446,699)     5,290,586     (3,740,503)

NET ASSETS AT BEGINNING OF PERIOD             19,643,450     28,830,306     87,293,891    142,740,590     14,595,984     18,336,487
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS AT END OF PERIOD                 $ 25,059,278   $ 19,643,450   $ 95,793,436   $ 87,293,891   $ 19,886,570   $ 14,595,984
                                            ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of period     3,991,951      4,265,729     10,040,943     12,150,515      1,635,974      1,603,305
    Units issued                               1,269,032      1,302,808      2,714,697      3,912,860        572,831        895,973
    Units redeemed                            (1,132,835)    (1,576,586)    (4,061,045)    (6,022,432)      (537,151)      (863,304)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period           4,128,148      3,991,951      8,694,595     10,040,943      1,671,654      1,635,974
                                            ============   ============   ============   ============   ============   ============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                AIM Variable Insurance Funds Sub-Accounts
                                      ---------------------------------------------------------------------------------------------
                                          AIM V. I. Core Equity        AIM V. I. Dent Demographics     AIM V. I. Diversified Income
                                      -----------------------------   -----------------------------   -----------------------------
                                          2003            2002            2003            2002            2003            2002
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $    (443,596)  $  (1,548,810)  $    (147,892)  $    (178,070)  $   1,404,790   $   1,893,072
Net realized gains (losses)              (5,502,181)     (9,357,855)     (1,596,852)     (3,744,887)       (806,568)     (1,009,890)
Change in unrealized gains (losses)      30,030,852     (16,558,772)      4,991,545      (1,510,475)      1,621,398        (681,608)
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                        24,085,075     (27,465,437)      3,246,801      (5,433,432)      2,219,620         201,574
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                    242,880         852,544          17,695         217,214         292,032         467,502
Benefit payments                         (2,719,985)     (3,808,172)       (137,607)       (150,780)       (785,492)       (850,840)
Payments on termination                 (10,920,803)    (12,605,751)       (721,718)     (1,054,792)     (4,145,314)     (2,794,211)
Contract maintenance charge                 (66,491)        (75,273)         (7,373)         (8,231)        (10,115)         (9,276)
Transfers among the sub-accounts
  and with the Fixed Account - net       (2,525,663)    (11,918,802)      1,105,609      (1,772,707)      2,468,762       1,452,327
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions            (15,990,062)    (27,555,454)        256,606      (2,769,296)     (2,180,127)     (1,734,498)
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS         8,095,013     (55,020,891)      3,503,407      (8,202,728)         39,493      (1,532,924)

NET ASSETS AT BEGINNING OF PERIOD       118,733,978     173,754,869       9,315,276      17,518,004      29,572,897      31,105,821
                                      -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD           $ 126,828,991   $ 118,733,978   $  12,818,683   $   9,315,276   $  29,612,390   $  29,572,897
                                      =============   =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                            12,685,251      15,351,894       2,597,916       3,266,521       2,775,565       2,912,251
    Units issued                          1,078,386       2,260,914         679,800         397,925         827,542         947,710
    Units redeemed                       (2,636,679)     (4,927,557)       (641,957)     (1,066,530)       (999,657)     (1,084,396)
                                      -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of period     11,126,958      12,685,251       2,635,759       2,597,916       2,603,450       2,775,565
                                      =============   =============   =============   =============   =============   =============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                   AIM Variable Insurance Funds Sub-Accounts
                                            ---------------------------------------------------------------------------------------
                                                                              AIM V. I. Government
                                             AIM V. I. Global Utilities            Securities                AIM V. I. Growth
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                $    227,419   $    172,398   $    399,046   $    551,804   $   (888,656)  $ (1,175,199)
Net realized gains (losses)                   (1,650,180)    (3,049,436)     1,476,338        428,857    (11,361,520)   (19,660,641)
Change in unrealized gains (losses)            2,952,249     (1,765,147)    (2,213,034)     3,225,294     29,042,017    (14,054,565)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                              1,529,488     (4,642,185)      (337,650)     4,205,955     16,791,841    (34,890,405)
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                          24,818         22,086        233,306        740,599        204,681        706,547
Benefit payments                                (193,953)      (479,596)    (2,552,028)      (675,971)    (1,366,485)    (1,710,770)
Payments on termination                       (1,225,594)    (1,396,854)    (8,655,902)    (5,067,169)    (6,545,298)    (7,801,835)
Contract maintenance charge                       (5,636)        (6,982)       (21,952)       (14,871)       (42,661)       (49,957)
Transfers among the sub-accounts
  and with the Fixed Account - net               (57,586)    (1,577,275)    (5,941,586)    28,779,230     (1,756,841)    (8,985,827)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from contract transactions                  (1,457,951)    (3,438,621)   (16,938,162)    23,761,818     (9,506,604)   (17,841,842)
                                            ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                 71,537     (8,080,806)   (17,275,812)    27,967,773      7,285,237    (52,732,247)

NET ASSETS AT BEGINNING OF PERIOD             10,274,361     18,355,167     69,069,907     41,102,134     63,290,770    116,023,017
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS AT END OF PERIOD                 $ 10,345,898   $ 10,274,361   $ 51,794,095   $ 69,069,907   $ 70,576,007   $ 63,290,770
                                            ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of period     1,348,323      1,756,597      5,423,073      3,486,107     10,401,632     12,909,200
    Units issued                                 277,503        582,387      1,424,666      3,636,641        804,257      1,336,155
    Units redeemed                              (452,705)      (990,661)    (2,755,920)    (1,699,675)    (2,136,164)    (3,843,723)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period           1,173,121      1,348,323      4,091,819      5,423,073      9,069,725     10,401,632
                                            ============   ============   ============   ============   ============   ============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                    AIM Variable Insurance Funds Sub-Accounts
                                            ---------------------------------------------------------------------------------------
                                                                            AIM V. I. International        AIM V. I. Mid Cap Core
                                               AIM V. I. High Yield                 Growth                         Equity
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                $  1,010,287   $   (184,621)  $   (329,487)  $   (387,015)  $   (177,600)  $   (112,738)
Net realized gains (losses)                     (566,941)    (1,826,501)    (2,377,594)    (5,672,735)        60,328       (186,777)
Change in unrealized gains (losses)            3,209,348        920,127     12,286,916     (2,143,653)     3,128,980     (1,091,543)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                              3,652,694     (1,090,995)     9,579,835     (8,203,403)     3,011,708     (1,391,058)
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                          29,524        269,694        100,156        527,955        124,671      1,042,320
Benefit payments                                (525,353)      (120,185)      (679,229)      (924,312)      (232,022)      (123,018)
Payments on termination                       (2,134,613)    (1,519,772)    (4,237,003)    (3,943,089)      (941,205)      (539,057)
Contract maintenance charge                       (6,633)        (4,710)       (19,594)       (22,477)        (3,976)        (2,312)
Transfers among the sub-accounts
  and with the Fixed Account - net             4,460,576        776,193     (1,627,575)    (4,135,382)     4,626,175      8,234,032
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from contract transactions                   1,823,501       (598,780)    (6,463,245)    (8,497,305)     3,573,643      8,611,965
                                            ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS              5,476,195     (1,689,775)     3,116,590    (16,700,708)     6,585,351      7,220,907

NET ASSETS AT BEGINNING OF PERIOD             12,904,502     14,594,277     37,763,481     54,464,189     10,607,874      3,386,967
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS AT END OF PERIOD                 $ 18,380,697   $ 12,904,502   $ 40,880,071   $ 37,763,481   $ 17,193,225   $ 10,607,874
                                            ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of period     1,852,732      1,943,274      4,690,478      5,562,603      1,065,243        298,190
    Units issued                               1,155,098        663,687     12,239,574      7,305,925        680,577      1,114,783
    Units redeemed                              (919,306)      (754,229)   (12,858,107)    (8,178,050)      (370,819)      (347,730)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period           2,088,524      1,852,732      4,071,945      4,690,478      1,375,001      1,065,243
                                            ============   ============   ============   ============   ============   ============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                    AIM Variable Insurance Funds Sub-Accounts
                                      ---------------------------------------------------------------------------------------------
                                         AIM V. I. Money Market         AIM V. I. New Technology         AIM V. I. Premier Equity
                                      -----------------------------   -----------------------------   -----------------------------
                                          2003            2002            2003            2002            2003            2002
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)          $    (408,060)  $    (129,281)  $     (90,598)  $    (107,692)  $  (1,413,958)  $  (1,916,970)
Net realized gains (losses)                       -               -      (4,600,060)     (6,031,345)    (11,226,180)    (17,947,171)
Change in unrealized gains (losses)               -               -       7,286,160         944,298      40,272,721     (51,552,948)
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from operations                          (408,060)       (129,281)      2,595,502      (5,194,739)     27,632,583     (71,417,089)
                                      -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                  3,081,890       4,008,649          38,758         147,681         336,353       1,730,803
Benefit payments                         (1,937,789)     (2,220,344)        (64,635)        (62,183)     (2,553,838)     (4,234,945)
Payments on termination                 (24,758,668)    (21,845,931)       (392,348)       (481,682)    (13,128,435)    (16,353,691)
Contract maintenance charge                 (17,716)        (16,880)         (4,878)         (5,502)        (89,544)       (106,233)
Transfers among the sub-accounts
  and with the Fixed Account - net       (1,928,341)     18,312,829         401,277        (598,355)     (4,994,502)    (20,199,599)
                                      -------------   -------------   -------------   -------------   -------------   -------------
Increase (decrease) in net assets
  from contract transactions            (25,560,624)     (1,761,677)        (21,826)     (1,000,041)    (20,429,966)    (39,163,665)
                                      -------------   -------------   -------------   -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS       (25,968,684)     (1,890,958)      2,573,676      (6,194,780)      7,202,617    (110,580,754)

NET ASSETS AT BEGINNING OF PERIOD        64,346,324      66,237,282       5,420,116      11,614,896     132,512,953     243,093,707
                                      -------------   -------------   -------------   -------------   -------------   -------------
NET ASSETS AT END OF PERIOD           $  38,377,640   $  64,346,324   $   7,993,792   $   5,420,116   $ 139,715,570   $ 132,512,953
                                      =============   =============   =============   =============   =============   =============

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                             5,698,374       5,843,413       1,369,800       1,591,157      15,736,413      19,727,925
    Units issued                         12,785,918      16,594,284         428,195         244,373       1,034,120       2,349,719
    Units redeemed                      (15,068,798)    (16,739,323)       (524,190)       (465,730)     (3,170,850)     (6,341,231)
                                      -------------   -------------   -------------   -------------   -------------   -------------
  Units outstanding at end of period      3,415,494       5,698,374       1,273,805       1,369,800      13,599,683      15,736,413
                                      =============   =============   =============   =============   =============   =============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                              AIM Variable Insurance Funds Series II Sub-Accounts
                                            ---------------------------------------------------------------------------------------
                                               AIM V. I. Aggressive
                                                     Growth II               AIM V. I. Balanced II        AIM V. I. Basic Value II
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                $     (6,242)  $     (7,106)  $     13,186   $      6,605   $    (23,504)  $     (7,361)
Net realized gains (losses)                           15        (97,580)         3,803         (1,521)        (3,400)       (39,207)
Change in unrealized gains (losses)               80,290        (26,996)       176,122        (23,212)       457,750       (111,696)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                                 74,063       (131,682)       193,111        (18,128)       430,846       (158,264)
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                         137,494        282,490        798,156        209,138      1,080,438        991,052
Benefit payments                                 (15,560)             -              -              -        (14,879)          (456)
Payments on termination                          (14,405)          (635)       (64,125)        (6,517)      (445,035)       (20,450)
Contract maintenance charge                            -              -              -              -              -              -
Transfers among the sub-accounts
  and with the Fixed Account - net               115,334        102,344        464,814        153,467        609,119         51,743
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
    from contract transactions                   222,863        384,199      1,198,845        356,088      1,229,643      1,021,889
                                            ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                296,926        252,517      1,391,956        337,960      1,660,489        863,625

NET ASSETS AT BEGINNING OF PERIOD                252,517              -        337,960              -        863,625              -
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS AT END OF PERIOD                 $    549,443   $    252,517   $  1,729,916   $    337,960   $  2,524,114   $    863,625
                                            ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of period        31,486              -         40,859              -        113,018              -
    Units issued                                 135,854      4,456,475        185,739         42,745        263,910        138,845
    Units redeemed                              (112,171)    (4,424,989)       (43,502)        (1,886)      (125,181)       (25,827)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period              55,169         31,486        183,096         40,859        251,747        113,018
                                            ============   ============   ============   ============   ============   ============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                              AIM Variable Insurance Funds Series II Sub-Accounts
                                            ---------------------------------------------------------------------------------------
                                                                               AIM V. I. Capital             AIM V. I. Capital
                                              AIM V. I. Blue Chip II            Appreciation II                Development II
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                $     (7,161)  $     (1,090)  $     (7,712)  $     (2,239)  $     (3,466)  $     (1,515)
Net realized gains (losses)                        6,447         (3,533)        (3,298)        (1,610)        (5,087)        (6,654)
Change in unrealized gains (losses)              112,886        (13,762)       127,748        (31,580)        75,857        (29,682)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                                112,172        (18,385)       116,738        (35,429)        67,304        (37,851)
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                         290,083        127,463        316,919        278,372         27,335        203,484
Benefit payments                                       -              -        (16,118)             -              -              -
Payments on termination                          (90,472)        (1,499)        (6,923)        (2,005)          (397)          (767)
Contract maintenance charge                            -              -              -              -              -              -
Transfers among the sub-accounts
  and with the Fixed Account - net               408,856        122,307        147,243         26,808         52,615          7,721
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from contract transactions                     608,467        248,271        441,121        303,175         79,553        210,438
                                            ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                720,639        229,886        557,859        267,746        146,857        172,587

NET ASSETS AT BEGINNING OF PERIOD                229,886              -        267,746              -        172,587              -
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS AT END OF PERIOD                 $    950,525   $    229,886   $    825,605   $    267,746   $    319,444   $    172,587
                                            ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of period        29,831              -         36,090              -         22,358              -
    Units issued                                 309,088         33,447         67,700         37,195         34,009         28,107
    Units redeemed                              (238,552)        (3,616)       (16,175)        (1,105)       (25,238)        (5,749)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period             100,367         29,831         87,615         36,090         31,129         22,358
                                            ============   ============   ============   ============   ============   ============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                              AIM Variable Insurance Funds Series II Sub-Accounts
                                            ---------------------------------------------------------------------------------------
                                                                                AIM V. I. Dent             AIM V. I. Diversified
                                             AIM V. I. Core Equity II           Demographics II                  Income II
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                $       (228)  $       (637)  $     (2,581)  $       (485)  $     27,612   $      5,347
Net realized gains (losses)                         (566)        (3,802)         1,528         (3,574)         2,052             (4)
Change in unrealized gains (losses)               47,788        (10,002)        52,361        (10,171)        (5,952)        (2,705)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                                 46,994        (14,441)        51,308        (14,230)        23,712          2,638
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                         150,100        113,452         70,151         59,430        113,310         48,417
Benefit payments                                       -              -              -              -              -           (441)
Payments on termination                           (9,665)       (12,567)       (22,382)          (462)       (34,403)        (1,158)
Contract maintenance charge                            -              -              -              -              -              -
Transfers among the sub-accounts
  and with the Fixed Account - net                60,637         22,257        105,460         47,304        388,260         26,803
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from contract transactions                     201,072        123,142        153,229        106,272        467,167         73,621
                                            ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                248,066        108,701        204,537         92,042        490,879         76,259

NET ASSETS AT BEGINNING OF PERIOD                108,701              -         92,042              -         76,259              -
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS AT END OF PERIOD                 $    356,767   $    108,701   $    296,579   $     92,042   $    567,138   $     76,259
                                            ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of period        13,113              -         13,786              -          7,626              -
    Units issued                                  33,513         17,465         36,980         15,531         52,382          7,825
    Units redeemed                               (11,399)        (4,352)       (17,871)        (1,745)        (7,153)          (199)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period              35,227         13,113         32,895         13,786         52,855          7,626
                                            ============   ============   ============   ============   ============   ============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                              AIM Variable Insurance Funds Series II Sub-Accounts
                                            ---------------------------------------------------------------------------------------
                                                 AIM V. I. Global             AIM V. I. Government
                                                   Utilities II                   Securities II             AIM V. I. Growth II
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                $      7,256   $      2,308   $     22,595   $     25,918   $     (3,997)  $     (1,246)
Net realized gains (losses)                        3,291             (3)         2,834          2,286           (142)        (3,064)
Change in unrealized gains (losses)               17,345          1,618        (35,857)        16,989         73,432        (22,090)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                                 27,892          3,923        (10,428)        45,193         69,293        (26,400)
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                          40,881         44,263      1,919,127      1,159,765         23,714        117,742
Benefit payments                                       -              -              -           (443)             -              -
Payments on termination                         (140,697)             -       (547,664)       (29,664)        (8,055)        (8,341)
Contract maintenance charge                            -              -              -              -              -              -
Transfers among the sub-accounts
  and with the Fixed Account - net               275,069         31,349       (832,618)       697,466         65,038        118,384
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from contract transactions                     175,253         75,612        538,845      1,827,124         80,697        227,785
                                            ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                203,145         79,535        528,417      1,872,317        149,990        201,385

NET ASSETS AT BEGINNING OF PERIOD                 79,535              -      1,872,317              -        201,385              -
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS AT END OF PERIOD                 $    282,680   $     79,535   $  2,400,734   $  1,872,317   $    351,375   $    201,385
                                            ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of period        10,127              -        174,012              -         29,673              -
    Units issued                                 158,696         10,127        580,521        186,240         36,630         32,023
    Units redeemed                              (138,057)             -       (530,126)       (12,228)       (26,134)        (2,350)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period              30,766         10,127        224,407        174,012         40,169         29,673
                                            ============   ============   ============   ============   ============   ============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                              AIM Variable Insurance Funds Series II Sub-Accounts
                                            ---------------------------------------------------------------------------------------
                                                                            AIM V. I. International       AIM V. I. Mid Cap Core
                                              AIM V. I. High Yield II              Growth II                    Equity II
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                $     34,630   $       (634)  $    (22,873)  $    (12,297)  $    (13,692)  $     (4,504)
Net realized gains (losses)                       10,225         (2,277)       782,234      1,364,811         (4,161)        (7,867)
Change in unrealized gains (losses)               38,714          3,173         66,410         (5,750)       221,443        (30,764)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                                 83,569            262        825,771      1,346,764        203,590        (43,135)
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                         288,780         39,460        266,530         52,396        275,176        584,937
Benefit payments                                       -              -        (14,261)             -        (16,046)          (457)
Payments on termination                          (15,995)          (264)    (2,602,627)          (349)       (41,358)        (2,968)
Contract maintenance charge                            -              -              -              -              -              -
Transfers among the sub-accounts
  and with the Fixed Account - net               125,830         91,831      1,855,661     (1,338,192)       398,258         61,099
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from contract transactions                     398,615        131,027       (494,697)    (1,286,145)       616,030        642,611
                                            ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                482,184        131,289        331,074         60,619        819,620        599,476

NET ASSETS AT BEGINNING OF PERIOD                131,289              -         60,619              -        599,476              -
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS AT END OF PERIOD                 $    613,473   $    131,289   $    391,693   $     60,619   $  1,419,096   $    599,476
                                            ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of period        14,122              -          7,323              -         68,613              -
    Units issued                                 211,477         16,888      8,514,360     20,881,535        100,816         75,275
    Units redeemed                              (173,120)        (2,766)    (8,484,299)   (20,874,212)       (39,583)        (6,662)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period              52,479         14,122         37,384          7,323        129,846         68,613
                                            ============   ============   ============   ============   ============   ============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                              AIM Variable Insurance Funds Series II Sub-Accounts
                                            ---------------------------------------------------------------------------------------
                                             AIM V. I. Money Market II    AIM V. I. New Technology II   AIM V. I. Premier Equity II
                                            ---------------------------   ---------------------------   ---------------------------
                                                2003           2002           2003           2002           2003           2002
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)                $    (42,228)  $    (21,197)  $       (910)  $       (103)  $     (5,045)  $     (1,183)
Net realized gains (losses)                            -              -         16,926           (225)        (1,234)       (22,930)
Change in unrealized gains (losses)                    -              -         13,744         (4,465)        94,896        (24,222)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from operations                                (42,228)       (21,197)        29,760         (4,793)        88,617        (48,335)
                                            ------------   ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                      11,116,238     20,258,408         31,067         18,782        100,115        286,016
Benefit payments                                       -              -              -              -              -              -
Payments on termination                      (16,957,903)   (13,960,823)        (8,007)          (491)       (15,062)        (3,574)
Contract maintenance charge                            -              -              -              -              -              -
Transfers among the sub-accounts
  and with the Fixed Account - net               111,825      1,315,314         20,434           (238)       103,076          2,464
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets
  from contract transactions                  (5,729,840)     7,612,899         43,494         18,053        188,129        284,906
                                            ------------   ------------   ------------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS             (5,772,068)     7,591,702         73,254         13,260        276,746        236,571

NET ASSETS AT BEGINNING OF PERIOD              7,591,702              -         13,260              -        236,571              -
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS AT END OF PERIOD                 $  1,819,634   $  7,591,702   $     86,514   $     13,260   $    513,317   $    236,571
                                            ============   ============   ============   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of period       763,817              -          2,230              -         34,562              -
    Units issued                               8,017,120     24,766,673         68,507          2,311         59,419         48,054
    Units redeemed                            (8,595,674)   (24,002,856)       (60,990)           (81)       (32,965)       (13,492)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units outstanding at end of period             185,263        763,817          9,747          2,230         61,016         34,562
                                            ============   ============   ============   ============   ============   ============

See notes to financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
1.  ORGANIZATION

    Glenbrook Life and Annuity Company Separate Account A (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Glenbrook Life and Annuity Company ("Glenbrook Life"). The assets of the Account are legally segregated from those of Glenbrook Life. Glenbrook Life is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Glenbrook Life issues four variable annuity contracts, the AIM Lifetime Plus(sm), AIM Lifetime Plus(sm) II, the AIM Lifetime Enhanced Choice, and the AIM Lifetime America Variable Annuity Series (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any Contract provisions wherein Glenbrook Life contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

       AIM VARIABLE INSURANCE FUNDS
          AIM V.I. Aggressive Growth
          AIM V.I. Balanced
          AIM V.I. Basic Value
          AIM V.I. Blue Chip
          AIM V.I. Capital Appreciation
          AIM V.I. Capital Development
          AIM V.I. Core Equity
          AIM V.I. Dent Demographics
          AIM V.I. Diversified Income
          AIM V.I. Global Utilities
          AIM V.I. Government Securities
          AIM V.I. Growth
          AIM V.I. High Yield
          AIM V.I. International Growth
          AIM V.I. Mid Cap Core Equity
          AIM V.I. Money Market
          AIM V.I. New Technology
          AIM V.I. Premier Equity

       AIM VARIABLE INSURANCE FUNDS SERIES II
          AIM V. I. Aggressive Growth II
          AIM V. I. Balanced II
          AIM V. I. Basic Value II
          AIM V. I. Blue Chip II
          AIM V. I. Capital Appreciation II
          AIM V. I. Capital Development II
          AIM V. I. Core Equity II
          AIM V. I. Dent Demographics II
          AIM V. I. Diversified Income II
          AIM V. I. Global Utilities II
          AIM V. I. Government Securities II
          AIM V. I. Growth II
          AIM V. I. High Yield II
          AIM V. I. International Growth II
          AIM V. I. Mid Cap Core Equity II
          AIM V. I. Money Market II
          AIM V. I. New Technology II
          AIM V. I. Premier Equity II

--------------------------------------------------------------------------------
1.  ORGANIZATION

    The net assets are affected by the investment results of each fund, transactions by contractholders and certain contract expenses (see Note 3). The accompanying financial statements include only contractholders' purchase payments applicable to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the general account of Glenbrook Life.

    A contractholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

    Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

    Glenbrook Life provides insurance and administrative services to the contractholders for a fee. Glenbrook Life also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Glenbrook Life has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on net asset values of the Funds, which value their investment securities at fair value. The difference between cost and net asset value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

    INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

    REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Distributions of net realized gains earned by the Funds are recorded on the Funds' ex-distribution date.

    FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in Section 817(h) of the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub account is required to satisfy the diversification requirements of Section 817(h). The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. As such, the operations of the Account are included in the tax return of Glenbrook Life. Glenbrook Life is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account, as the Account did not generate taxable income. Earnings and realized capital gains of the Account attributable to the contractholders are excluded in the determination of federal income tax liability of Glenbrook Life.

    USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

--------------------------------------------------------------------------------

3.  EXPENSES

    MORTALITY AND EXPENSE RISK CHARGE - Glenbrook Life assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate ranging from 1.00% to 2.30% per annum of the daily net assets of the Account, based on the Contracts and rider options selected. The mortality and expense risk charge is recognized as a reduction in the accumulation unit values. The mortality and expense risk charge covers insurance benefits available with the Contracts and certain expenses of the Contracts. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the Contracts. Glenbrook Life guarantees that the amount of this charge will not increase over the life of the Contracts. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge. Glenbrook Life guarantees that the amount of this charge will not increase over the life of the Contracts.

    ADMINISTRATIVE EXPENSE CHARGE - Glenbrook Life deducts administrative expense charges daily at a rate equal to .10% per annum of the average daily net assets of the Account. Glenbrook Life guarantees that the amount of this charge will not increase over the life of the Contracts. The administrative expense charge is recognized as a reduction in the accumulation unit values.

    CONTRACT MAINTENANCE CHARGE - Glenbrook Life deducts an annual maintenance charge of $35 on each contract anniversary and guarantees that this charge will not increase over the life of the Contracts. This charge will be waived if certain conditions are met. The contract maintenance charge is recognized as redemption of units.

    WITHDRAWAL CHARGE - In the event of withdrawal of the account value during a specified period, a withdrawal charge may be imposed. The withdrawal charge ranges from 6% to 8% in the early years of the Contract and declines to 0% after a specified period depending upon the Contract. These amounts are included in payments on terminations but are remitted to Glenbrook Life.

--------------------------------------------------------------------------------

4.  PURCHASES OF INVESTMENTS

    The cost of purchases of investments for the year ended December 31, 2003 were as follows:

                                                                             Purchases
                                                                          ---------------
Investments in the AIM Variable Insurance Funds Sub-Accounts:
     AIM V. I. Aggressive Growth                                          $     1,596,395
     AIM V. I. Balanced                                                         6,093,091
     AIM V. I. Basic Value                                                      8,936,807
     AIM V. I. Blue Chip                                                        4,424,849
     AIM V. I. Capital Appreciation                                            15,197,203
     AIM V. I. Capital Development                                              3,684,736
     AIM V. I. Core Equity                                                      5,184,892
     AIM V. I. Dent Demographics                                                2,029,261
     AIM V. I. Diversified Income                                               7,418,750
     AIM V. I. Global Utilities                                                 1,418,012
     AIM V. I. Government Securities                                           11,870,350
     AIM V. I. Growth                                                           2,214,946
     AIM V. I. High Yield                                                       7,477,064
     AIM V. I. International Growth                                            63,572,134
     AIM V. I. Mid Cap Core Equity                                              5,712,775
     AIM V. I. Money Market                                                    93,825,772
     AIM V. I. New Technology                                                   1,884,759
     AIM V. I. Premier Equity                                                   3,056,772

Investments in the AIM Variable Insurance Funds Series II Sub-Accounts:
     AIM V. I. Aggressive Growth II                                             1,061,840
     AIM V. I. Balanced II                                                      1,339,876
     AIM V. I. Basic Value II                                                   1,790,040
     AIM V. I. Blue Chip II                                                     1,647,349
     AIM V. I. Capital Appreciation II                                            510,491
     AIM V. I. Capital Development II                                              99,563
     AIM V. I. Core Equity II                                                     224,095
     AIM V. I. Dent Demographics II                                               174,138
     AIM V. I. Diversified Income II                                              546,401
     AIM V. I. Global Utilities II                                                484,812
     AIM V. I. Government Securities II                                         5,526,721
     AIM V. I. Growth II                                                          106,709
     AIM V. I. High Yield II                                                    1,725,031
     AIM V. I. International Growth II                                         69,256,826
     AIM V. I. Mid Cap Core Equity II                                             772,669
     AIM V. I. Money Market II                                                 75,308,447
     AIM V. I. New Technology II                                                  576,259
     AIM V. I. Premier Equity II                                                  240,319
                                                                          ---------------

                                                                          $   406,990,154
                                                                          ===============

--------------------------------------------------------------------------------

5.  FINANCIAL HIGHLIGHTS

    Glenbrook Life offers multiple variable annuity contracts through this Account that have unique combinations of features and fees that are assessed to the contractholders. Differences in these fee structures result in various contract expense rates and accumulation unit fair values which in turn result in various expense and total return ratios.

    In the table below, the units, the range of lowest to highest accumulation unit fair values, net assets, the investment income ratio, the range of lowest to highest expense ratios assessed by Glenbrook Life and the corresponding range of total return is presented for each rider option of the sub-accounts that had outstanding units during the period. These ranges of lowest to highest unit fair values and total return are based on the product groupings that represent lowest and highest expense ratio amounts. Therefore, some individual contract ratios are not within the ranges presented. The range of the lowest and highest unit fair values disclosed in the Statement of Net Assets may differ from the values disclosed herein because the values in the Statement of Net Assets represent the absolute lowest and highest values without consideration of the corresponding expense ratios.

    As discussed in Note 3, the expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of daily net assets. The amount deducted is based upon the product and the number and magnitude of rider options selected by each contract holder. This results in several accumulation unit values for each sub-account based upon those choices.

    ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

       * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests.

       ** EXPENSE RATIO - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and contract administration charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying fund have been excluded.

       *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units.

            Since the total return for periods less than one year has not been annualized, the difference between the lowest and the highest total return in the range may be broader if one or both of the total returns relate to a product which was introduced during the reporting year.

            Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.

                                                 At December 31,                          For the year ended December 31,
                                    -----------------------------------------  ----------------------------------------------------
                                                 Accumulation
                                      Units     Unit Fair Value    Net Assets   Investment      Expense Ratio**    Total Return***
                                     (000s)    Lowest to Highest     (000s)    Income Ratio*   Lowest to Highest  Lowest to Highest
                                    --------  -------------------  ----------  -------------   -----------------  -----------------
Investments in the AIM Variable
  Insurance Funds Sub-Accounts:
    AIM V. I. Aggressive Growth
      2003                            3,174   $  6.24 - $   10.75  $   29,939        0.00%       1.10% -  1.70%    24.54% -   25.29%
      2002                            3,575      5.01 -      8.58      26,961        0.00        1.10  -  1.70    -23.97  -  -23.51
      2001                            4,045      6.58 -     11.21      39,901        0.00        1.10  -  1.70    -27.32  -  -26.88
    AIM V. I. Balanced
      2003                            5,674      7.83 -     10.44      56,528        1.93        1.10  -  1.70     14.40  -   15.09
      2002                            6,010      6.85 -      9.07      52,265        2.31        1.10  -  1.70    -18.50  -  -18.01
      2001                            6,747      8.40 -     11.07      71,697        1.84        1.10  -  1.70    -12.93  -  -12.40

--------------------------------------------------------------------------------

5.  FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 At December 31,                          For the year ended December 31,
                                    -----------------------------------------  ----------------------------------------------------
                                                 Accumulation
                                      Units     Unit Fair Value    Net Assets   Investment      Expense Ratio**    Total Return***
                                     (000s)    Lowest to Highest     (000s)    Income Ratio*   Lowest to Highest  Lowest to Highest
                                    -------- --------------------  ----------  -------------   -----------------  -----------------
Investments in the AIM
  Variable Insurance Funds
  Sub-Accounts (continued):
    AIM V. I. Basic Value
      2003                            2,385  $  11.26 - $   11.41  $   27,024        0.04%       1.10% -  1.70%    31.38% -  32.17%
      2002                            1,908      8.57 -      8.63      16,403        0.00        1.10  -  1.70    -23.46  - -23.00
      2001 (a)                          538     11.19 -     11.21       6,024        0.20        1.10  -  1.70     11.93  -  12.10
    AIM V. I. Blue Chip
      2003                            4,128      6.03 -      6.13      25,059        0.00        1.10  -  1.70     23.04  -  23.78
      2002                            3,992      4.90 -      4.95      19,643        0.00        1.10  -  1.70    -27.41  - -26.97
      2001                            4,266      6.75 -      6.78      28,830        0.02        1.10  -  1.70    -23.39  - -23.85
    AIM V. I. Capital
     Appreciation
      2003                            8,695      6.13 -     10.12      95,793        0.00        1.10  -  1.70     27.34  -  28.10
      2002                           10,041      4.81 -      7.90      87,294        0.00        1.10  -  1.70    -25.63  - -25.18
      2001                           12,151      6.47 -     10.56     142,741        0.00        1.10  -  1.70    -24.58  - -24.13
    AIM V. I. Capital
       Development
      2003                            1,672      9.34 -     12.95      19,887        0.00        1.10  -  1.70     33.08  -  33.88
      2002                            1,636      7.02 -      9.67      14,596        0.00        1.10  -  1.70    -22.68  - -22.22
      2001                            1,603      9.07 -     12.44      18,336        0.00        1.10  -  1.70     -9.64  -  -9.10
    AIM V. I. Core Equity
      2003                           11,127      6.60 -     10.28     126,829        0.95        1.10  -  1.70     22.32  -  23.06
      2002                           12,685      5.40 -      8.35     118,734        0.30        1.10  -  1.70    -17.01  - -16.51
      2001                           15,352      6.50 -     10.01     173,755        0.04        1.10  -  1.70    -24.14  - -23.68
    AIM V. I. Dent
     Demographics
      2003                            2,636      4.86 -      5.00      12,819        0.00        1.10  -  1.70     35.15  -  35.97
      2002                            2,598      3.58 -      3.70       9,315        0.00        1.10  -  1.70    -33.35  - -32.94
      2001                            3,267      5.33 -      5.55      17,518        0.00        1.10  -  1.70    -33.07  - -32.66
    AIM V. I. Diversified
     Income
      2003                            2,603     10.68 -     11.24      29,612        6.14        1.10  -  1.70      7.40  -   8.05
      2002                            2,776      9.89 -     10.46      29,573        7.60        1.10  -  1.70      0.57  -   1.18
      2001                            2,912      9.77 -     10.40      31,106        7.21        1.10  -  1.70      1.84  -   2.45
    AIM V. I. Global Utilities
      2003                            1,173      5.76 -      8.53      10,346        3.52        1.10  -  1.70     17.03  -  17.73
      2002                            1,348      4.92 -      7.24      10,274        2.53        1.10  -  1.70    -26.79  - -26.35
      2001                            1,757      6.72 -      9.83      18,355        1.24        1.10  -  1.70    -29.15  - -28.72

(a) For the Period Beginning October 1, 2001 and Ended December 31, 2001

--------------------------------------------------------------------------------

5.  FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 At December 31,                          For the year ended December 31,
                                    -----------------------------------------  ----------------------------------------------------
                                                 Accumulation
                                      Units     Unit Fair Value    Net Assets   Investment      Expense Ratio**    Total Return***
                                     (000s)    Lowest to Highest     (000s)    Income Ratio*   Lowest to Highest  Lowest to Highest
                                    -------- --------------------  ----------  -------------   -----------------  -----------------
Investments in the AIM
  Variable Insurance Funds
    Sub-Accounts (continued):
      AIM V. I. Government
       Securities
        2003                         40,912  $  11.95 - $   12.62  $   51,794        2.08%       1.10% -  1.70%    -0.63% -  -0.04%
        2002                          5,423     12.03 -     12.63      69,070        2.31        1.10  -  1.70      7.75  -   8.40
        2001                          3,486     11.17 -     11.65      41,102        3.68        1.10  -  1.70      4.61  -   5.24
      AIM V. I. Growth
        2003                          9,070      4.37 -      7.21      70,576        0.00        1.10  -  1.70     29.03  -  29.81
        2002                         10,402      3.38 -      5.55      63,290        0.00        1.10  -  1.70    -32.14  - -31.73
        2001                         12,909      4.99 -      8.13     116,023        0.19        1.10  -  1.70    -35.01  - -34.61
      AIM V. I. High Yield
        2003                          2,089      8.83 -      9.21      18,381        7.84        1.10  -  1.70     25.88  -  26.64
        2002                          1,853      6.97 -      7.32      12,905        0.00        1.10  -  1.70     -7.43  -  -6.87
        2001                          1,943      7.49 -      7.90      14,594       12.93        1.10  -  1.70     -6.04  -  -6.61
      AIM V. I. International
       Growth
        2003                          4,072      6.66 -      8.69      40,880        0.50        1.10  -  1.70     26.89  -  27.65
        2002                          4,690      5.25 -      6.81      37,763        0.57        1.10  -  1.70    -17.10  - -16.60
        2001                          5,563      6.33 -      8.17      54,464        0.28        1.10  -  1.70    -24.83  - -24.37
      AIM V. I. Mid Cap Core
       Equity
        2003                          1,375     12.42 -     12.58      17,193        0.00        1.10  -  1.70     25.17  -  25.92
        2002                          1,065      9.92 -      9.99      10,608        0.00        1.10  -  1.70    -12.60  - -12.07
        2001                            298     11.35 -     11.37       3,387        0.23        1.10  -  1.70     13.50  -  13.67
      AIM V. I. Money Market
        2003                          3,415     10.27 -     11.30      38,378        0.60        1.10  -  1.70     -1.12  -  -0.52
        2002                          5,698     10.39 -     11.36      64,346        1.16        1.10  -  1.70     -0.52  -   0.08
        2001                          5,843     10.44 -     11.36      66,237        3.58        1.10  -  1.70      1.87  -   2.48
      AIM V. I. New
       Technology
        2003                          1,274      2.93 -      8.61       7,994        0.00        1.10  -  1.70     49.82  -  50.72
        2002                          1,370      1.95 -      5.71       5,420        0.00        1.10  -  1.70    -46.06  - -45.73
        2001                          1,591      3.62 -     10.52      11,615        1.82        1.10  -  1.70    -48.36  - -48.05
      AIM V. I. Premier Equity
        2003                         13,600      6.18 -      9.40     139,716        0.29        1.10  -  1.70     22.97  -  23.71
        2002                         15,736      5.03 -      7.60     132,513        0.29        1.10  -  1.70    -31.44  - -31.02
        2001                         19,728      7.33 -     11.02     243,094        0.12        1.10  -  1.70    -14.05  - -13.53

(a) For the Period Beginning October 1, 2001 and Ended December 31, 2001

--------------------------------------------------------------------------------

5.  FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 At December 31,                          For the year ended December 31,
                                    -----------------------------------------  ----------------------------------------------------
                                                 Accumulation
                                      Units     Unit Fair Value    Net Assets   Investment      Expense Ratio**    Total Return***
                                     (000s)    Lowest to Highest     (000s)    Income Ratio*   Lowest to Highest  Lowest to Highest
                                    -------- --------------------  ----------  -------------   -----------------  -----------------
Investments in the AIM Variable
  Insurance Funds Series II
    Sub-Accounts:
      AIM V. I. Aggressive
       Growth II
        2003                             55  $   9.90 - $   10.04  $      549        0.00%       1.30% -  2.00%    23.82% -  24.71%
        2002                             31      8.00 -      8.05         253        0.00        1.30  -  2.00    -20.01  - -19.50
      AIM V. I. Balanced II
        2003                            183      9.35 -      9.50       1,730        2.99        1.30  -  2.10     -6.50  -  14.64
        2002                             41      8.23 -      8.29         338        5.20        1.30  -  2.00    -17.69  - -17.14
      AIM V. I. Basic Value II
        2003                            252      9.92 -     10.08       2,524        0.00        1.30  -  2.10     -0.79  -  31.56
        2002                            113      7.61 -      7.66         864        0.00        1.30  -  2.00    -23.90  - -23.35
      AIM V. I. Blue Chip II
        2003                            100      9.36 -      9.51         951        0.00        1.30  -  2.10     -6.40  -  23.19
        2002                             30      7.67 -      7.72         230        0.00        1.30  -  2.00    -23.32  - -22.83
      AIM V. I. Capital
       Appreciation II
        2003                             88      9.36 -      9.50         826        0.00        1.30  -  2.00     26.60  -  27.50
        2002                             36      7.40 -      7.45         268        0.00        1.30  -  2.00    -26.03  - -25.50
      AIM V. I. Capital
       Development II
        2003                             31     10.17 -     10.31         319        0.00        1.30  -  2.00     32.35  -  33.29
        2002                             22      7.68 -      7.74         173        0.00        1.30  -  2.00    -23.18  - -22.63
      AIM V. I. Core Equity II
        2003                             35     10.04 -     10.18         357        1.26        1.30  -  2.00     21.67  -  22.54
        2002                             13      8.25 -      8.31         109        0.73        1.30  -  2.00    -17.48  - -16.89
      AIM V. I. Dent
       Demographics II
        2003                             33      8.93 -      9.06         297        0.00        1.30  -  2.00    -10.67  -  35.52
        2002                             14      6.66 -      6.69          92        0.00        1.30  -  1.70    -33.41  - -33.14
      AIM V. I. Diversiied
       Income II
        2003                             53     10.62 -     10.78         567       10.25        1.30  -  2.10      6.18  -   7.60
        2002                              8      9.97 -     10.02          76       14.95        1.30  -  1.90     -0.33  -   0.22
      AIM V. I. Global Utilities II
        2003                             31      9.13 -      9.23         283        5.14        1.30  -  1.85     -8.68  -  17.39
        2002                             10      7.84 -      7.86          80        6.44        1.30  -  1.60    -21.59  - -21.38
      AIM V. I. Government
       Securities II
        2003                            224     10.57 -     10.74       2,401        2.56        1.30  -  2.10     -0.39  -   5.68
        2002                            174     10.71 -     10.78       1,872        3.61        1.30  -  2.00      7.07  -   7.83

--------------------------------------------------------------------------------

5.  FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 At December 31,                          For the year ended December 31,
                                    -----------------------------------------  ----------------------------------------------------
                                                 Accumulation
                                      Units     Unit Fair Value    Net Assets   Investment      Expense Ratio**    Total Return***
                                     (000s)    Lowest to Highest     (000s)    Income Ratio*   Lowest to Highest  Lowest to Highest
                                    -------- --------------------  ----------  -------------   -----------------  -----------------
Investments in the AIM Variable
  Insurance Funds Series II
  Sub-Accounts (continued):
    AIM V. I. Growth II
      2003                               40  $   8.66 - $    8.78  $      351        0.00%       1.30% -  2.00%    28.26% -   29.18%
      2002                               30      6.75 -      6.80         201        0.00        1.30  -  2.00    -32.49  -  -32.01
    AIM V. I. High Yield II
      2003                               52     11.59 -     11.74         613       10.77        1.30  -  2.00     25.33  -   26.23
      2002                               14      9.24 -      9.30         131        0.00        1.30  -  2.00     -7.55  -   -6.96
    AIM V. I. International
     Growth II
      2003                               37     10.39 -     10.54         392        0.51        1.30  -  2.00      3.88  -   26.93
      2002                                7      8.25 -      8.30          61       36.64        1.30  -  1.90    -17.49  -  -16.98
    AIM V. I. Mid Cap Core
     Equity II
      2003                              130     10.84 -     10.99       1,419        0.00        1.30  -  2.00     24.52  -   25.41
      2002                               69      8.70 -      8.76         599        0.00        1.30  -  2.00    -12.98  -  -12.36
    AIM V. I. Money Market II
      2003                              185      9.72 -      9.86       1,820        0.27        1.30  -  2.00     -1.68  -   -0.98
      2002                              764      9.89 -      9.96       7,592        0.76        1.30  -  2.00     -1.11  -   -0.41
    AIM V. I. New
     Technology II
      2003                               10      8.82 -      8.94          87        0.00        1.30  -  2.00    -11.81  -   49.98
      2002                                2      5.94 -      5.96          13        0.00        1.30  -  1.70    -40.62  -  -40.40
    AIM V. I. Premier Equity II
      2003                               61      8.30 -      8.46         513        0.29        1.30  -  2.20    -16.95  -   23.21
      2002                               35      6.82 -      6.87         237        0.77        1.30  -  1.90    -31.77  -  -31.35

                      ----------------------------------------------------------
                      GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A CONDENSED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004 AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 (UNAUDITED)

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------

(unaudited)
                               AIM Variable    AIM Variable    AIM Variable    AIM Variable   AIM Variable     AIM Variable
                                 Insurance      Insurance       Insurance       Insurance       Insurance       Insurance
                                   Funds          Funds           Funds           Funds           Funds           Funds
                                Sub-Account    Sub-Account     Sub-Account     Sub-Account     Sub-Account      Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------
                                 AIM V.I.                                                         AIM V.I.      AIM V.I.
                                Aggressive        AIM V.I.        AIM V.I.       AIM V.I.         Capital       Capital
                                  Growth         Balanced       Basic Value     Blue Chip      Appreciation    Development
                              --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value     $   26,747,170  $   54,561,164  $   30,584,363  $   23,049,024  $   81,814,396  $   20,703,341
                              --------------  --------------  --------------  --------------  --------------  --------------
    Total assets              $   26,747,170  $   54,561,164  $   30,584,363  $   23,049,024  $   81,814,396  $   20,703,341
                              ==============  ==============  ==============  ==============  ==============  ==============
NET ASSETS
Accumulation units            $   26,716,802  $   54,447,220  $   30,553,363  $   23,020,844  $   81,668,735  $   20,668,692
Contracts in payout
   (annuitization) period             30,368         113,944          31,000          28,180         145,661          34,649
                              --------------  --------------  --------------  --------------  --------------  --------------
    Total net assets          $   26,747,170  $   54,561,164  $   30,584,363  $   23,049,024  $   81,814,396  $   20,703,341
                              ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
Number of shares                   2,544,926       5,434,379       2,866,388       3,624,060       3,967,720       1,598,714
                              ==============  ==============  ==============  ==============  ==============  ==============
Cost of investments           $   34,263,750  $   61,656,345  $   27,936,802  $   28,392,402  $   94,435,436  $   18,754,560
                              ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
    Lowest                    $         6.11  $         7.77  $        11.12  $         5.76  $         5.86  $         9.39
                              ==============  ==============  ==============  ==============  ==============  ==============
    Highest                   $        10.58  $        10.41  $        11.33  $         5.89  $         9.72  $        13.09
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------

(unaudited)
                               AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                 Insurance      Insurance        Insurance      Insurance       Insurance      Insurance
                                   Funds          Funds            Funds          Funds          Funds            Funds
                                Sub-Account    Sub-Account      Sub-Account    Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------
                                                                 AIM V.I.        AIM V.I.
                                 AIM V.I.      AIM V.I. Dent   Diversified      Government       AIM V.I.        AIM V.I.
                               Core Equity     Demographics       Income        Securities        Growth        High Yield
                              --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value     $  113,607,844  $   11,488,726  $   27,564,215  $   42,509,929  $   60,813,463  $   17,521,634
                              --------------  --------------  --------------  --------------  --------------  --------------
    Total assets              $  113,607,844  $   11,488,726  $   27,564,215  $   42,509,929  $   60,813,463  $   17,521,634
                              ==============  ==============  ==============  ==============  ==============  ==============
NET ASSETS
Accumulation units            $  113,280,479  $   11,488,726  $   27,488,553  $   42,422,216  $   60,658,826  $   17,471,757
Contracts in payout
   (annuitization) period            327,365              --          75,662          87,713         154,637          49,877
                              --------------  --------------  --------------  --------------  --------------  --------------
    Total net assets          $  113,607,844  $   11,488,726  $   27,564,215  $   42,509,929  $   60,813,463  $   17,521,634
                              ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
Number of shares                   5,351,288       2,293,159       3,012,483       3,408,976       4,191,142       2,763,665
                              ==============  ==============  ==============  ==============  ==============  ==============
Cost of investments           $  124,404,583  $   17,718,285  $   29,024,983  $   40,340,236  $  102,668,099  $   17,895,933
                              ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
    Lowest                    $         6.61  $         4.64  $        10.99  $        12.04  $         4.22  $         9.30
                              ==============  ==============  ==============  ==============  ==============  ==============
    Highest                   $        10.34  $         4.75  $        11.51  $        12.77  $         6.99  $         9.66
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------

(unaudited)
                               AIM Variable    AIM Variable   AIM Variable     AIM Variable    AIM Variable    AIM Variable
                                Insurance       Insurance      Insurance        Insurance       Insurance       Insurance
                                  Funds           Funds          Funds            Funds           Funds            Funds
                               Sub-Account     Sub-Account     Sub-Account      Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------
                                  AIM V.I.      AIM V.I.
                               International     Mid Cap         AIM V.I.        AIM V.I.      INVESCO VIF -   INVESCO VIF -
                                  Growth       Core Equity     Money Market   Premier Equity    Technology      Utilities
                              --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value     $   39,774,469  $   20,367,080  $   27,842,907  $  117,275,412  $    6,644,079  $   10,420,253
                              --------------  --------------  --------------  --------------  --------------  --------------
    Total assets              $   39,774,469  $   20,367,080  $   27,842,907  $  117,275,412  $    6,644,079  $   10,420,253
                              ==============  ==============  ==============  ==============  ==============  ==============
NET ASSETS
Accumulation units            $   39,720,121  $   20,365,863  $   27,791,701  $  117,075,222  $    6,644,079  $   10,407,342
Contracts in payout
   (annuitization) period             54,348           1,217          51,206         200,190              --          12,911
                              --------------  --------------  --------------  --------------  --------------  --------------
    Total net assets          $   39,774,469  $   20,367,080  $   27,842,907  $  117,275,412  $    6,644,079  $   10,420,253
                              ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
Number of shares                   2,301,763       1,604,971      27,842,907       5,947,029         619,783         752,908
                              ==============  ==============  ==============  ==============  ==============  ==============
Cost of investments           $   40,918,362  $   17,610,095  $   27,842,907  $  155,439,939  $    6,873,366  $    9,528,116
                              ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
    Lowest                    $         7.09  $        12.90  $        10.18  $         5.95  $         9.60  $        10.87
                              ==============  ==============  ==============  ==============  ==============  ==============
    Highest                   $         9.29  $        13.13  $        11.25  $         9.09  $         9.62  $        10.90
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------

(unaudited)
                               AIM Variable    AIM Variable    AIM Variable   AIM Variable    AIM Variable    AIM Variable
                                 Insurance      Insurance       Insurance      Insurance        Insurance      Insurance
                                   Funds          Funds            Funds         Funds            Funds           Funds
                                 Series II      Series II        Series II      Series II       Series II       Series II
                                Sub-Account    Sub-Account      Sub-Account    Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------
                                  AIM V.I.                                                        Capital       AIM V.I.
                                Aggressive        AIM V.I.       AIM V.I.        AIM V.I.      Appreciation      Capital
                                 Growth II      Balanced II   Basic Value II   Blue Chip II          II       Development II
                              --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value     $      541,339  $    1,961,226  $    2,808,269  $    1,003,017  $      863,180  $      373,753
                              --------------  --------------  --------------  --------------  --------------  --------------
    Total assets              $      541,339  $    1,961,226  $    2,808,269  $    1,003,017  $      863,180  $      373,753
                              ==============  ==============  ==============  ==============  ==============  ==============
NET ASSETS
Accumulation units            $      541,339  $    1,961,226  $    2,808,269  $    1,003,017  $      863,180  $      373,753
Contracts in payout
   (annuitization) period                 --              --              --              --              --              --
                              --------------  --------------  --------------  --------------  --------------  --------------
    Total net assets          $      541,339  $    1,961,226  $    2,808,269  $    1,003,017  $      863,180  $      373,753
                              ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
Number of shares                      51,803         196,516         264,931         158,957          42,189          29,063
                              ==============  ==============  ==============  ==============  ==============  ==============
Cost of investments           $      500,245  $    1,811,014  $    2,510,545  $      954,545  $      813,173  $      324,543
                              ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
    Lowest                    $         9.66  $         9.23  $         9.76  $         8.89  $         8.92  $        10.19
                              ==============  ==============  ==============  ==============  ==============  ==============
    Highest                   $         9.85  $         9.43  $         9.98  $         9.08  $         9.10  $        10.39
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------

(unaudited)
                               AIM Variable    AIM Variable    AIM Variable   AIM Variable    AIM Variable     AIM Variable
                                 Insurance      Insurance       Insurance      Insurance       Insurance       Insurance
                                   Funds          Funds           Funds           Funds           Funds           Funds
                                 Series II      Series II       Series II       Series II       Series II       Series II
                                Sub-Account    Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------
                                               AIM V.I. Dent      AIM V.I.       AIM V.I.
                                 AIM V.I.      Demographics     Diversified     Government       AIM V.I.        AIM V.I.
                              Core Equity II        II           Income II     Securities II    Growth II     High Yield II
                              --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value     $      465,991  $      280,024  $      717,580  $    2,493,900  $      303,351  $      792,569
                              --------------  --------------  --------------  --------------  --------------  --------------
    Total assets              $      465,991  $      280,024  $      717,580  $    2,493,900  $      303,351  $      792,569
                              ==============  ==============  ==============  ==============  ==============  ==============
NET ASSETS
Accumulation units            $      465,991  $      280,024  $      717,580  $    2,493,900  $      303,351  $      792,569
Contracts in payout
   (annuitization) period                 --              --              --              --              --              --
                              --------------  --------------  --------------  --------------  --------------  --------------
    Total net assets          $      465,991  $      280,024  $      717,580  $    2,493,900  $      303,351  $      792,569
                              ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
Number of shares                      22,085          56,230          79,029         201,446          21,051         125,605
                              ==============  ==============  ==============  ==============  ==============  ==============
Cost of investments           $      427,536  $      257,976  $      704,089  $    2,469,728  $      269,716  $      712,869
                              ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
    Lowest                    $        10.01  $         8.44  $        10.81  $        10.58  $         8.33  $        12.10
                              ==============  ==============  ==============  ==============  ==============  ==============
    Highest                   $        10.21  $         8.61  $        11.04  $        10.82  $         8.50  $        12.33
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF NET ASSETS
SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------

(unaudited)
                               AIM Variable   AIM Variable     AIM Variable    AIM Variable    AIM Variable     AIM Variable
                                Insurance      Insurance        Insurance       Insurance       Insurance        Insurance
                                  Funds           Funds           Funds          Funds             Funds           Funds
                                Series II       Series II       Series II       Series II        Series II       Series II
                               Sub-Account     Sub-Account     Sub-Account     Sub-Account      Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------
                                  AIM V.I.        AIM V.I.       AIM V.I.        AIM V.I.
                               International      Mid Cap         Money          Premier       INVESCO VIF -   INVESCO VIF -
                                 Growth II    Core Equity II    Market II       Equity II     Technology II    Utilities II
                              --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value     $      588,760  $    1,584,795  $    6,756,657  $      478,682  $      128,471  $      392,687
                              --------------  --------------  --------------  --------------  --------------  --------------
    Total assets              $      588,760  $    1,584,795  $    6,756,657  $      478,682  $      128,471  $      392,687
                              ==============  ==============  ==============  ==============  ==============  ==============
NET ASSETS
Accumulation units            $      588,760  $    1,584,795  $    6,756,657  $      478,682  $      128,471  $      392,687
Contracts in payout
   (annuitization) period                 --              --              --              --              --              --
                              --------------  --------------  --------------  --------------  --------------  --------------
    Total net assets          $      588,760  $    1,584,795  $    6,756,657  $      478,682  $      128,471  $      392,687
                              ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
Number of shares                      34,290         125,678       6,756,657          24,435          12,007          28,414
                              ==============  ==============  ==============  ==============  ==============  ==============
Cost of investments           $      497,459  $    1,346,616  $    6,756,657  $      430,129  $      132,970  $      359,738
                              ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT FAIR VALUE
    Lowest                    $        11.01  $        11.21  $         9.51  $         7.94  $         9.57  $        10.86
                              ==============  ==============  ==============  ==============  ==============  ==============
    Highest                   $        11.23  $        11.43  $         9.78  $         8.15  $         9.60  $        10.88
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                     AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                      Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                        Funds           Funds           Funds           Funds           Funds           Funds
                                     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  --------------
                                       AIM V. I.                                                       AIM V. I.       AIM V. I.
                                      Aggressive      AIM V. I.       AIM V. I.       AIM V. I.        Capital         Capital
                                        Growth         Balanced      Basic Value      Blue Chip      Appreciation    Development
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $            -  $            -  $            -  $            -  $            -  $            -
Charges from Glenbrook Life and
  Annuity Company:
  Mortality and expense risk              (272,652)       (531,075)       (291,812)       (240,021)       (863,747)       (200,353)
  Administrative expense                   (21,625)        (42,488)        (22,525)        (18,546)        (66,817)        (15,764)
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Net investment income (loss)         (294,277)       (573,563)       (314,337)       (258,567)       (930,564)       (216,117)
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                    3,824,434       6,702,633       3,615,051       3,451,766      12,837,147       3,405,685
  Cost of investments sold               4,793,311       7,481,420       3,224,929       4,174,343      14,145,766       3,037,854
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Realized gains (losses)
       on fund shares                     (968,877)       (778,787)        390,122        (722,577)     (1,308,619)        367,831

Change in unrealized gains (losses)        787,941       1,053,009        (462,381)        (92,090)     (1,432,260)        (33,520)
                                    --------------  --------------  --------------  --------------  --------------  --------------
     Net realized and unrealized
       gains (losses) on
       investments                        (180,936)        274,222         (72,259)       (814,667)     (2,740,879)        334,311
                                    --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $     (475,213) $     (299,341) $     (386,596) $   (1,073,234) $   (3,671,443) $      118,194
                                    ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                     AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                      Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                        Funds           Funds           Funds           Funds           Funds           Funds
                                     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  --------------
                                                                       AIM V. I.       AIM V. I.       AIM V. I.
                                       AIM V. I.    AIM V. I. Dent    Diversified       Global        Government       AIM V. I.
                                      Core Equity    Demographics       Income       Utilities (a)    Securities        Growth
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $            -  $            -  $            -  $      340,243  $            -  $            -
Charges from Glenbrook Life and
  Annuity Company:
  Mortality and expense risk            (1,155,330)       (120,288)       (271,746)        (43,689)       (429,659)       (635,146)
  Administrative expense                   (90,794)         (9,469)        (21,514)         (3,437)        (34,220)        (50,140)
                                    --------------  --------------  --------------  --------------  --------------  --------------

    Net investment income (loss)        (1,246,124)       (129,757)       (293,260)        293,117        (463,879)       (685,286)
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                   16,746,225       1,750,427       6,161,225      10,608,115      12,878,001       9,497,196
  Cost of investments sold              17,558,547       2,580,709       6,686,249      16,203,254      12,384,800      15,073,494
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Realized gains (losses)
       on fund shares                     (812,322)       (830,282)       (525,024)     (5,595,139)        493,201      (5,576,298)

Change in unrealized gains (losses)      2,569,273         344,642       1,549,039       5,339,038         372,436       4,210,965
                                    --------------  --------------  --------------  --------------  --------------  --------------
     Net realized and unrealized
       gains (losses) on
       investments                       1,756,951        (485,640)      1,024,015        (256,101)        865,637      (1,365,333)
                                    --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $      510,827  $     (615,397) $      730,755  $       37,016  $      401,758  $   (2,050,619)
                                    ==============  ==============  ==============  ==============  ==============  ==============

(a) On April 30, 2004, AIM V.I. Global Utilities merged into INVESCO VIF - Utilities

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------

(unaudited)

                                     AIM Variable    AIM Variable    AIM Variable    AIM Variable     AIM Variable   AIM Variable
                                       Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                         Funds           Funds           Funds           Funds           Funds           Funds
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  --------------
                                                       AIM V. I.       AIM V. I.
                                       AIM V. I.     International      Mid Cap        AIM V. I.    AIM V. I. New      AIM V. I.
                                      High Yield        Growth        Core Equity    Money Market   Technology (b)  Premier Equity
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $            -  $            -  $            -  $      115,374  $            -  $            -
Charges from Glenbrook Life and
  Annuity Company:
  Mortality and expense risk              (169,626)       (393,572)       (185,335)       (295,524)        (35,370)     (1,217,325)
  Administrative expense                   (13,465)        (30,404)        (14,415)        (23,375)         (2,797)        (96,509)
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Net investment income (loss)         (183,091)       (423,976)       (199,750)       (203,525)        (38,167)     (1,313,834)
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                    3,978,617       6,352,669       2,522,197      21,013,431       8,223,880      20,217,731
  Cost of investments sold               4,231,076       6,717,368       2,174,423      21,013,431      22,320,702      25,310,977
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Realized gains (losses)
       on fund shares                     (252,459)       (364,699)        347,774               -     (14,096,822)     (5,093,246)

Change in unrealized gains (losses)      1,283,798       3,364,871         583,150               -      13,545,912       1,950,653
                                    --------------  --------------  --------------  --------------  --------------  --------------
     Net realized and unrealized
       gains (losses) on
       investments                       1,031,339       3,000,172         930,924               -        (550,910)     (3,142,593)
                                    --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $      848,248  $    2,576,196  $      731,174  $     (203,525) $     (589,077) $   (4,456,427)
                                    ==============  ==============  ==============  ==============  ==============  ==============

(b) On April 30, 2004, AIM V.I. New Technology merged into INVESCO VIF - Technology

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                                                     AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                     AIM Variable     AIM Variable    Insurance        Insurance       Insurance       Insurance
                                       Insurance       Insurance        Funds            Funds           Funds           Funds
                                         Funds           Funds        Series II        Series II       Series II       Series II
                                      Sub-Account     Sub-Account    Sub-Account      Sub-Account     Sub-Account     Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  --------------
                                                                       AIM V. I.
                                     INVESCO VIF -   INVESCO VIF -    Aggressive       AIM V. I.       AIM V. I.       AIM V. I.
                                    Technology (c)   Utilities (c)     Growth II      Balanced II   Basic Value II   Blue Chip II
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $            -  $            -  $            -  $            -  $            -  $            -
Charges from Glenbrook Life and
  Annuity Company:
  Mortality and expense risk               (37,941)        (53,687)         (6,732)        (20,914)        (31,642)        (10,776)
  Administrative expense                    (2,985)         (4,207)           (416)         (1,412)         (2,107)           (756)
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Net investment income (loss)          (40,926)        (57,894)         (7,148)        (22,326)        (33,749)        (11,532)
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                      977,023         798,799          11,923         123,483         287,659         165,992
  Cost of investments sold                 994,025         777,716          54,658          67,460         253,068         153,173
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Realized gains (losses)
       on fund shares                      (17,002)         21,083         (42,735)         56,023          34,591          12,819

Change in unrealized gains (losses)       (229,287)        892,137         (12,201)         (2,697)        (48,328)        (50,651)
                                    --------------  --------------  --------------  --------------  --------------  --------------
     Net realized and unrealized
       gains (losses) on
       investments                        (246,289)        913,220         (54,936)         53,326         (13,737)        (37,832)
                                    --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $     (287,215) $      855,326  $      (62,084) $       31,000  $      (47,486) $      (49,364)
                                    ==============  ==============  ==============  ==============  ==============  ==============

(c) For period beginning April 30, 2004 and ended September 30, 2004

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                      Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                        Funds           Funds           Funds           Funds           Funds           Funds
                                      Series II       Series II       Series II       Series II       Series II       Series II
                                     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                   --------------  --------------  --------------  --------------  --------------  ----------------
                                       Capital        AIM V. I.                    AIM V. I. Dent     AIM V. I.        AIM V. I.
                                    Appreciation       Capital        AIM V. I.     Demographics     Diversified        Global
                                         II        Development II  Core Equity II        II           Income II     Utilities II (d)
                                   --------------  --------------  --------------  --------------  --------------  ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $            -  $            -  $            -  $            -  $            -  $         10,444
Charges from Glenbrook Life and
  Annuity Company:
  Mortality and expense risk              (10,582)         (3,971)         (4,671)         (3,318)         (7,375)           (1,464)
  Administrative expense                     (664)           (274)           (322)           (227)           (497)             (101)
                                   --------------  --------------  --------------  --------------  --------------  ----------------

     Net investment income (loss)         (11,246)         (4,245)         (4,993)         (3,545)         (7,872)            8,879
                                   --------------  --------------  --------------  --------------  --------------  ----------------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                     131,163           5,298          26,392          53,476          31,514           331,163
  Cost of investments sold                118,544           4,576          23,977          45,360          31,522           321,420
                                   --------------  --------------  --------------  --------------  --------------  ----------------

     Realized gains (losses)
       on fund shares                      12,619             722           2,415           8,116              (8)            9,743

Change in unrealized gains
  (losses)                                (46,161)          3,035             670         (20,141)         22,148           (18,963)
                                   --------------  --------------  --------------  --------------  --------------  ----------------
     Net realized and unrealized
       gains (losses) on
       investments                        (33,542)          3,757           3,085         (12,025)         22,140            (9,220)
                                   --------------  --------------  --------------  --------------  --------------  ----------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $      (44,788) $         (488) $       (1,908) $      (15,570) $       14,268  $           (341)
                                   ==============  ==============  ==============  ==============  ==============  ================

(d) On April 30, 2004, AIM V.I. Global Utilities II merged into INVESCO VIF - Utilities II

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                     AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                       Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                         Funds           Funds           Funds           Funds           Funds           Funds
                                       Series II       Series II       Series II       Series II       Series II       Series II
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  --------------
                                       AIM V. I.                                       AIM V. I.       AIM V. I.       AIM V. I.
                                      Government       AIM V. I.       AIM V. I.     International      Mid Cap          Money
                                     Securities II     Growth II     High Yield II     Growth II    Core Equity II     Market II
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $            -  $            -  $            -  $            -  $            -  $        7,057
Charges from Glenbrook Life and
  Annuity Company:
  Mortality and expense risk               (27,720)         (3,528)         (7,882)         (6,003)        (17,765)        (21,176)
  Administrative expense                    (1,961)           (250)           (541)           (400)         (1,189)         (1,506)
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Net investment income (loss)          (29,681)         (3,778)         (8,423)         (6,403)        (18,954)        (15,625)
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
  Proceeds from sales                      490,377          75,412         158,219          21,218         184,055       6,848,638
  Cost of investments sold                 491,839          64,560         153,846          17,627         157,699       6,848,638
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Realized gains (losses)
       on fund shares                       (1,462)         10,852           4,373           3,591          26,356               -

Change in unrealized gains (losses)         43,040         (17,707)         37,814          30,641          47,499               -
                                    --------------  --------------  --------------  --------------  --------------  --------------
     Net realized and unrealized
       gains (losses) on
       investments                          41,578          (6,855)         42,187          34,232          73,855               -
                                    --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $       11,897  $      (10,633) $       33,764  $       27,829  $       54,901  $      (15,625)
                                    ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------

(unaudited)
                                                          AIM Variable       AIM Variable       AIM Variable       AIM Variable
                                                            Insurance          Insurance          Insurance          Insurance
                                                              Funds              Funds              Funds              Funds
                                                            Series II          Series II          Series II          Series II
                                                           Sub-Account        Sub-Account        Sub-Account        Sub-Account
                                                        -----------------  -----------------  -----------------  -----------------
                                                                               AIM V. I.
                                                          AIM V. I. New         Premier         INVESCO VIF -      INVESCO VIF -
                                                        Technology II (e)      Equity II      Technology II (c)   Utilities II (c)
                                                        -----------------  -----------------  -----------------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                                               $               -  $               -  $               -  $               -
Charges from Glenbrook Life and Annuity Company:
  Mortality and expense risk                                         (550)            (5,487)              (838)            (2,170)
  Administrative expense                                              (35)              (370)               (54)              (151)
                                                        -----------------  -----------------  -----------------  -----------------

     Net investment income (loss)                                    (585)            (5,857)              (892)            (2,321)
                                                        -----------------  -----------------  -----------------  -----------------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                             129,697             54,891              4,358             11,257
  Cost of investments sold                                        130,803             45,247              4,334             10,961
                                                        -----------------  -----------------  -----------------  -----------------

     Realized gains (losses) on fund shares                        (1,106)             9,644                 24                296

Change in unrealized gains (losses)                                (9,280)           (22,121)            (4,499)            32,950
                                                        -----------------  -----------------  -----------------  -----------------
     Net realized and unrealized gains
          (losses) on investments                                 (10,386)           (12,477)            (4,475)            33,246
                                                        -----------------  -----------------  -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                                       $         (10,971) $         (18,334) $          (5,367) $          30,925
                                                        =================  =================  =================  =================

(c) For period beginning April 30, 2004 and ended September 30, 2004
(e) On April 30, 2004, AIM V.I. New Technology II merged into INVESCO VIF - Technology II

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------

(unaudited)                          AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                      Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                        Funds           Funds           Funds           Funds           Funds           Funds
                                     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  --------------
                                       AIM V. I.                                                       AIM V. I.      AIM V. I.
                                      Aggressive      AIM V. I.       AIM V. I.       AIM V. I.        Capital         Capital
                                        Growth         Balanced       Basic Value     Blue Chip      Appreciation    Development
                                    --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)        $     (294,277) $     (573,563) $     (314,337) $     (258,567) $     (930,564) $     (216,117)
Net realized gains (losses)               (968,877)       (778,787)        390,122        (722,577)     (1,308,619)        367,831
Change in unrealized gains (losses)        787,941       1,053,009        (462,381)        (92,090)     (1,432,260)        (33,520)
                                    --------------  --------------  --------------  --------------  --------------  --------------

Increase (decrease) in net assets
  from operations                         (475,213)       (299,341)       (386,596)     (1,073,234)     (3,671,443)        118,194
                                    --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                    85,070         234,108          79,431          73,204         127,263          20,159
Benefit payments                          (439,021)     (1,728,907)       (280,774)       (593,325)     (2,027,833)       (618,599)
Payments on termination                 (1,745,386)     (3,435,652)     (2,436,417)     (1,526,731)     (7,654,290)     (1,273,216)
Contract maintenance charge                (11,975)        (17,993)         (8,014)        (10,064)        (39,016)         (5,603)
Transfers among the sub-accounts
  and with the Fixed Account - net        (605,412)      3,281,073       6,593,162       1,119,896        (713,721)      2,575,836
                                    --------------  --------------  --------------  --------------  --------------  --------------

Increase (decrease) in net assets
  from contract transactions            (2,716,724)     (1,667,371)      3,947,388        (937,020)    (10,307,597)        698,577
                                    --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS       (3,191,937)     (1,966,712)      3,560,792      (2,010,254)    (13,979,040)        816,771

NET ASSETS AT BEGINNING OF PERIOD       29,939,107      56,527,876      27,023,571      25,059,278      95,793,436      19,886,570
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD         $   26,747,170  $   54,561,164  $   30,584,363  $   23,049,024  $   81,814,396  $   20,703,341
                                    ==============  ==============  ==============  ==============  ==============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                               3,173,575       5,674,451       2,384,831       4,128,148       8,694,595       1,671,654
      Units issued                         191,499         685,143         821,091         545,315         490,586         432,704
      Units redeemed                      (486,800)       (849,951)       (481,668)       (709,557)     (1,369,122)       (385,997)
                                    --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of
    period                               2,878,274       5,509,643       2,724,254       3,963,906       7,816,059       1,718,361
                                    ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------

(unaudited)                          AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                      Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                        Funds           Funds           Funds           Funds           Funds           Funds
                                     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  --------------
                                                                       AIM V. I.      AIM V. I.       AIM V. I.
                                      AIM V. I.     AIM V. I. Dent   Diversified        Global        Government       AIM V. I.
                                     Core Equity     Demographics       Income      Utilities (a)     Securities         Growth
                                    --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)        $   (1,246,124) $     (129,757) $     (293,260) $      293,117  $     (463,879) $     (685,286)
Net realized gains (losses)               (812,322)       (830,282)       (525,024)     (5,595,139)        493,201      (5,576,298)
Change in unrealized gains (losses)      2,569,273         344,642       1,549,039       5,339,038         372,436       4,210,965
                                    --------------  --------------  --------------  --------------  --------------  --------------

Increase (decrease) in net assets
  from operations                          510,827        (615,397)        730,755          37,016         401,758      (2,050,619)
                                    --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                   123,244          27,457         136,413          21,208         176,435          84,676
Benefit payments                        (2,930,200)       (173,760)     (1,095,473)       (100,962)       (926,132)     (1,415,887)
Payments on termination                 (8,749,908)       (668,103)     (2,611,546)       (204,535)     (3,507,502)     (5,096,519)
Contract maintenance charge                (48,504)         (6,144)         (6,971)         (1,746)        (11,201)        (30,490)
Transfers among the sub-accounts
  and with the Fixed Account - net      (2,126,606)        105,990         798,647     (10,096,879)     (5,417,524)     (1,253,705)
                                    --------------  --------------  --------------  --------------  --------------  --------------

Increase (decrease) in net assets
  from contract transactions           (13,731,974)       (714,560)     (2,778,930)    (10,382,914)     (9,685,924)     (7,711,925)
                                    --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS      (13,221,147)     (1,329,957)     (2,048,175)    (10,345,898)     (9,284,166)     (9,762,544)

NET ASSETS AT BEGINNING OF PERIOD      126,828,991      12,818,683      29,612,390      10,345,898      51,794,095      70,576,007
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD         $  113,607,844  $   11,488,726  $   27,564,215  $            -  $   42,509,929  $   60,813,463
                                    ==============  ==============  ==============  ==============  ==============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                              11,126,958       2,635,759       2,603,450       1,173,121       4,091,819       9,069,725
      Units issued                         505,306         222,648         440,394           3,356         593,956         372,241
      Units redeemed                    (1,632,460)       (373,770)       (668,520)     (1,176,477)     (1,358,958)     (1,295,496)
                                    --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of
    period                               9,999,804       2,484,637       2,375,324               -       3,326,817       8,146,470
                                    ==============  ==============  ==============  ==============  ==============  ==============

(a) On April 30, 2004, AIM V.I. Global Utilities merged into INVESCO VIF - Utilities

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------

(unaudited)                          AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                      Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                        Funds           Funds           Funds           Funds           Funds           Funds
                                     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  --------------
                                                      AIM V. I.        AIM V. I.
                                       AIM V. I.    International       Mid Cap        AIM V. I.    AIM V. I. New     AIM V. I.
                                      High Yield       Growth         Core Equity    Money Market   Technology (b)  Premier Equity
                                    --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)        $     (183,091) $     (423,976) $     (199,750) $     (203,525) $      (38,167) $   (1,313,834)
Net realized gains (losses)               (252,459)       (364,699)        347,774               -     (14,096,822)     (5,093,246)
Change in unrealized gains (losses)      1,283,798       3,364,871         583,150               -      13,545,912       1,950,653
                                    --------------  --------------  --------------  --------------  --------------  --------------

Increase (decrease) in net assets
  from operations                          848,248       2,576,196         731,174        (203,525)       (589,077)     (4,456,427)
                                    --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                    44,014          49,854          15,410          67,513          11,193         162,547
Benefit payments                          (681,267)       (722,548)       (398,236)     (6,221,211)        (44,381)     (2,656,745)
Payments on termination                 (1,300,339)     (3,838,404)     (1,539,716)    (10,291,144)       (277,690)     (9,082,228)
Contract maintenance charge                 (5,168)        (14,982)         (4,264)         (8,616)         (2,109)        (63,722)
Transfers among the sub-accounts
  and with the Fixed Account - net         235,449         844,282       4,369,487       6,122,250      (7,091,728)     (6,343,583)
                                    --------------  --------------  --------------  --------------  --------------  --------------

Increase (decrease) in net assets
  from contract transactions            (1,707,311)     (3,681,798)      2,442,681     (10,331,208)     (7,404,715)    (17,983,731)
                                    --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS         (859,063)     (1,105,602)      3,173,855     (10,534,733)     (7,993,792)    (22,440,158)

NET ASSETS AT BEGINNING OF PERIOD       18,380,697      40,880,071      17,193,225      38,377,640       7,993,792     139,715,570
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD         $   17,521,634  $   39,774,469  $   20,367,080  $   27,842,907  $            -  $  117,275,412
                                    ==============  ==============  ==============  ==============  ==============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                               2,088,524       4,071,945       1,375,001       3,415,494       1,273,805      13,599,683
      Units issued                         315,508         424,037         490,429       3,109,037           2,651         429,360
      Units redeemed                      (510,334)       (744,247)       (301,365)     (4,032,542)     (1,276,456)     (2,104,640)
                                    --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of
    period                               1,893,698       3,751,735       1,564,065       2,491,989               -      11,924,403
                                    ==============  ==============  ==============  ==============  ==============  ==============

(b) On April 30, 2004, AIM V.I. New Technology merged into INVESCO VIF - Technology

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------

                                                                     AIM Variable    AIM Variable    AIM Variable    AIM Variable
(unaudited)                          AIM Variable    AIM Variable     Insurance       Insurance       Insurance       Insurance
                                      Insurance       Insurance         Funds           Funds           Funds           Funds
                                        Funds           Funds         Series II       Series II       Series II       Series II
                                     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  --------------
                                                                      AIM V. I.
                                    INVESCO VIF -   INVESCO VIF -     Aggressive      AIM V. I.       AIM V. I.       AIM V. I.
                                    Technology (c)  Utilities (c)     Growth II      Balanced II    Basic Value II   Blue Chip II
                                    --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)        $      (40,926) $      (57,894) $       (7,148) $      (22,326) $      (33,749) $      (11,532)
Net realized gains (losses)                (17,002)         21,083         (42,735)         56,023          34,591          12,819
Change in unrealized gains (losses)       (229,287)        892,137         (12,201)         (2,697)        (48,328)        (50,651)
                                    --------------  --------------  --------------  --------------  --------------  --------------

Increase (decrease) in net assets
  from operations                         (287,215)        855,326         (62,084)         31,000         (47,486)        (49,364)
                                    --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                     4,039           2,765          16,751         118,120         225,906          74,772
Benefit payments                           (43,347)        (62,698)              -          (2,907)        (19,745)           (622)
Payments on termination                   (429,228)       (320,514)           (593)        (46,758)        (74,173)         (8,335)
Contract maintenance charge                 (1,763)         (2,107)              -               -               -               -
Transfers among the sub-accounts
  and with the Fixed Account - net       7,401,593       9,947,481          37,822         131,855         199,653          36,041
                                    --------------  --------------  --------------  --------------  --------------  --------------

Increase (decrease) in net assets
  from contract transactions             6,931,294       9,564,927          53,980         200,310         331,641         101,856
                                    --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS        6,644,079      10,420,253          (8,104)        231,310         284,155          52,492

NET ASSETS AT BEGINNING OF PERIOD                -               -         549,443       1,729,916       2,524,114         950,525
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD         $    6,644,079  $   10,420,253  $      541,339  $    1,961,226  $    2,808,269  $    1,003,017
                                    ==============  ==============  ==============  ==============  ==============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                       -               -          55,169         183,096         251,747         100,367
      Units issued                       1,545,128       2,049,978           3,802          33,455          56,873          20,456
      Units redeemed                      (853,822)     (1,092,814)         (3,397)         (7,144)        (24,793)         (9,714)
                                    --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of
    period                                 691,306         957,164          55,574         209,407         283,827         111,109
                                    ==============  ==============  ==============  ==============  ==============  ==============

(c) For period beginning April 30, 2004 and ended September 30, 2004

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------

                                    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
(unaudited)                          Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                       Funds           Funds           Funds           Funds           Funds           Funds
                                     Series II       Series II       Series II       Series II       Series II       Series II
                                    Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                   --------------  --------------  --------------  --------------  --------------  ----------------
                                      Capital        AIM V. I.                     AIM V. I. Dent    AIM V. I.        AIM V. I.
                                    Appreciation      Capital        AIM V. I.      Demographics    Diversified         Global
                                         II        Development II  Core Equity II        II          Income II     Utilities II (d)
                                   --------------  --------------  --------------  --------------  --------------  ----------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)       $      (11,246) $       (4,245) $       (4,993) $       (3,545) $       (7,872) $          8,879
Net realized gains (losses)                12,619             722           2,415           8,116              (8)            9,743
Change in unrealized gains
  (losses)                                (46,161)          3,035             670         (20,141)         22,148           (18,963)
                                   --------------  --------------  --------------  --------------  --------------  ----------------

Increase (decrease) in net assets
  from operations                         (44,788)           (488)         (1,908)        (15,570)         14,268              (341)
                                   --------------  --------------  --------------  --------------  --------------  ----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                   20,259          22,567         100,650           8,656          46,610             2,694
Benefit payments                                -               -               -               -               -                 -
Payments on termination                    (7,591)           (790)        (11,050)         (1,605)        (13,371)           (3,315)
Contract maintenance charge                     -               -               -               -               -                 -
Transfers among the sub-accounts
  and with the Fixed Account - net         69,695          33,020          21,532          (8,036)        102,935          (281,718)
                                   --------------  --------------  --------------  --------------  --------------  ----------------

Increase (decrease) in net assets
  from contract transactions               82,363          54,797         111,132            (985)        136,174          (282,339)
                                   --------------  --------------  --------------  --------------  --------------  ----------------

INCREASE (DECREASE) IN NET ASSETS          37,575          54,309         109,224         (16,555)        150,442          (282,680)

NET ASSETS AT BEGINNING OF PERIOD         825,605         319,444         356,767         296,579         567,138           282,680
                                   --------------  --------------  --------------  --------------  --------------  ----------------
NET ASSETS AT END OF PERIOD        $      863,180  $      373,753  $      465,991  $      280,024  $      717,580  $              -
                                   ==============  ==============  ==============  ==============  ==============  ================

UNITS OUTSTANDING
  Units outstanding at beginning
    of period                              87,615          31,129          35,227          32,895          52,855            30,766
      Units issued                         18,623           6,744          12,969           6,122          16,280            39,761
      Units redeemed                      (10,307)         (1,666)         (2,249)         (6,252)         (3,654)          (70,527)
                                   --------------  --------------  --------------  --------------  --------------  ----------------
  Units outstanding at end of
    period                                 95,931          36,207          45,947          32,765          65,481                 -
                                   ==============  ==============  ==============  ==============  ==============  ================

(d) On April 30, 2004, AIM V.I. Global Utilities II merged into INVESCO VIF - Utilities II

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------------------------------------

                                     AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
(unaudited)                           Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                                        Funds           Funds           Funds           Funds           Funds           Funds
                                      Series II       Series II       Series II       Series II       Series II       Series II
                                     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  --------------
                                      AIM V. I.                                       AIM V. I.       AIM V. I.       AIM V. I.
                                      Government      AIM V. I.       AIM V. I.     International      Mid Cap          Money
                                    Securities II     Growth II     High Yield II     Growth II     Core Equity II    Market II
                                    --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)        $      (29,681) $       (3,778) $       (8,423) $       (6,403) $      (18,954) $      (15,625)
Net realized gains (losses)                 (1,462)         10,852           4,373           3,591          26,356               -
Change in unrealized gains (losses)         43,040         (17,707)         37,814          30,641          47,499               -
                                    --------------  --------------  --------------  --------------  --------------  --------------

Increase (decrease) in net assets
  from operations                           11,897         (10,633)         33,764          27,829          54,901         (15,625)
                                    --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                   188,442          14,082          44,619          46,611          72,548           8,245
Benefit payments                                 -               -               -               -         (15,363)       (141,834)
Payments on termination                   (272,052)         (4,384)        (13,008)        (12,733)        (70,775)     (9,081,211)
Contract maintenance charge                      -               -               -               -               -               -
Transfers among the sub-accounts
  and with the Fixed Account - net         164,879         (47,089)        113,721         135,360         124,388      14,167,448
                                    --------------  --------------  --------------  --------------  --------------  --------------

Increase (decrease) in net assets
  from contract transactions                81,269         (37,391)        145,332         169,238         110,798       4,952,648
                                    --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS           93,166         (48,024)        179,096         197,067         165,699       4,937,023

NET ASSETS AT BEGINNING OF PERIOD        2,400,734         351,375         613,473         391,693       1,419,096       1,819,634
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD         $    2,493,900  $      303,351  $      792,569  $      588,760  $    1,584,795  $    6,756,657
                                    ==============  ==============  ==============  ==============  ==============  ==============

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                 224,407          40,169          52,479          37,384         129,846         185,263
      Units issued                          60,267           3,919          27,540          17,775          24,318       1,496,886
      Units redeemed                       (52,856)         (8,178)        (15,325)         (2,281)        (14,363)       (987,753)
                                    --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of
    period                                 231,818          35,910          64,694          52,878         139,801         694,396
                                    ==============  ==============  ==============  ==============  ==============  ==============

See notes to condensed financial statements.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

CONDENSED STATEMENTS OF CHANGES IN NET ASSETS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
--------------------------------------------------------------------------------------------------------------

                                      AIM Variable       AIM Variable       AIM Variable       AIM Variable
(unaudited)                             Insurance          Insurance          Insurance          Insurance
                                          Funds              Funds              Funds              Funds
                                        Series II          Series II          Series II          Series II
                                       Sub-Account        Sub-Account        Sub-Account        Sub-Account
                                    -----------------  -----------------  -----------------  -----------------
                                                           AIM V. I.
                                      AIM V. I. New         Premier         INVESCO VIF -       INVESCO VIF -
                                    Technology II (e)      Equity II      Technology II (c)   Utilities II (c)
                                    -----------------  -----------------  -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)        $            (585) $          (5,857) $            (892) $          (2,321)
Net realized gains (losses)                    (1,106)             9,644                 24                296
Change in unrealized gains (losses)            (9,280)           (22,121)            (4,499)            32,950
                                    -----------------  -----------------  -----------------  -----------------

Increase (decrease) in net assets
  from operations                             (10,971)           (18,334)            (5,367)            30,925
                                    -----------------  -----------------  -----------------  -----------------

INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                        2,477                569                  -             10,000
Benefit payments                                    -            (44,052)                 -                  -
Payments on termination                             -             (5,257)                 -             (8,727)
Contract maintenance charge                         -                  -                  -                  -
Transfers among the sub-accounts
  and with the Fixed Account - net            (78,020)            32,439            133,838            360,489
                                    -----------------  -----------------  -----------------  -----------------

Increase (decrease) in net assets
  from contract transactions                  (75,543)           (16,301)           133,838            361,762
                                    -----------------  -----------------  -----------------  -----------------

INCREASE (DECREASE) IN NET ASSETS             (86,514)           (34,635)           128,471            392,687

NET ASSETS AT BEGINNING OF PERIOD              86,514            513,317                  -                  -
                                    -----------------  -----------------  -----------------  -----------------

NET ASSETS AT END OF PERIOD         $               -  $         478,682  $         128,471  $         392,687
                                    =================  =================  =================  =================

UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                      9,747             61,016                  -                  -
      Units issued                             21,928              4,673             26,828             70,728
      Units redeemed                          (31,675)            (6,469)           (13,420)           (34,608)
                                    -----------------  -----------------  -----------------  -----------------
  Units outstanding at end of
    period                                          -             59,220             13,408             36,120
                                    =================  =================  =================  =================

(c) For period beginning April 30, 2004 and ended September 30, 2004
(e) On April 30, 2004, AIM V.I. New Technology II merged into INVESCO VIF - Technology II

See notes to condensed financial statements.

              GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

     Glenbrook Life and Annuity Company Separate Account A (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Glenbrook Life and Annuity Company ("Glenbrook Life"). The assets of the Account are legally segregated from those of Glenbrook Life. Glenbrook Life is wholly owned by Allstate Life Insurance Company ("Allstate Life"), a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

     These condensed financial statements and notes as of September 30, 2004 and for the nine-month period ended September 30, 2004 are unaudited. The condensed financial statements reflect all adjustments (consisting of normal recurring accruals), which are, in the opinion of management, necessary for the fair presentation of the financial position. These condensed financial statements and notes should be read in conjunction with the Glenbrook Life and Annuity Company Separate Account A audited financial statements and notes for the period ended December 31, 2003. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.

     Glenbrook Life issued the following variable annuity contracts, collectively the Contracts, through the Account:

          AIM Lifetime Enhanced Choice
          AIM Lifetime America Variable Annuity Series

     The deposits are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Absent any Contract provisions wherein Glenbrook Life contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

     AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Aggressive Growth
        AIM V.I. Balanced
        AIM V.I. Basic Value
        AIM V.I. Blue Chip
        AIM V.I. Capital Appreciation
        AIM V.I. Capital Development
        AIM V.I. Core Equity
        AIM V.I. Dent Demographics
        AIM V.I. Diversified Income
        AIM V.I. Global Utilities (Merged into INVESCO VIF - Utilities) AIM V.I. Government Securities
        AIM V.I. Growth
        AIM V.I. High Yield
        AIM V.I. International Growth
        AIM V.I. Mid Cap Core Equity
        AIM V.I. Money Market
        AIM V.I. New Technology (Merged into INVESCO VIF - Technology) AIM V.I. Premier Equity
        INVESCO VIF - Technology
        INVESCO VIF - Utilities

    AIM VARIABLE INSURANCE FUNDS SERIES II
        AIM V.I. Aggressive Growth II
        AIM V.I. Balanced II
        AIM V.I. Basic Value II
        AIM V.I. Blue Chip II
        AIM V.I. Capital Appreciation II
        AIM V.I. Capital Development II
        AIM V.I. Core Equity II
        AIM V.I. Dent Demographics II
        AIM V.I. Diversified Income II
        AIM V.I. Global Utilities II (Merged into INVESCO VIF - Utilities II) AIM V.I. Government Securities II
        AIM V.I. Growth II
        AIM V.I. High Yield II
        AIM V.I. International Growth II
        AIM V.I. Mid Cap Core Equity II
        AIM V.I. Money Market II
        AIM V.I. New Technology II (Merged into INVESCO VIF - Technology II) AIM V.I. Premier Equity II
        INVESCO VIF - Technology II
        INVESCO VIF - Utilities II

              GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)
--------------------------------------------------------------------------------

     Glenbrook Life also maintains a fixed account ("Fixed Account"), to which contractholders may direct their deposits and receive a fixed rate of return. Glenbrook Life has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

2.   MERGER

     GLENBROOK LIFE AND ALLSTATE LIFE

     On August 2004, the Boards of Directors of Glenbrook Life and Allstate Life approved the merger of Glenbrook Life into Allstate Life (the "Merger"). Glenbrook Life and Allstate Life will consummate the Merger on January 1, 2005. Allstate Life is the surviving legal entity and Glenbrook Life will no longer exist as an independent entity as a result of the Merger. In conjunction with the Merger, the Account and Glenbrook Life Multi-Manager Variable Account ("Multi-Manager") will merge with Allstate Financial Advisors Separate Account I ("AFA I") and will be accounted for as a pooling of interests under Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations". Collectively, the Account, Multi-Manager and AFA I are referred to as the "Separate Accounts". The Fixed Account will also be merged on January 1, 2005 with the fixed account maintained by Allstate Life.

     At September 30, 2004, the Account, Multi-Manager and AFA I offered 36, 94 and 154 variable sub-accounts, respectively. Thirteen sub-accounts offered by the Account were invested in the same underlying funds as 13 of the sub-accounts offered by AFA I. Forty-three of the sub-accounts offered by Multi-Manager were invested in the same underlying funds as 43 of the sub-accounts offered by the Account. Upon completion of the merger on January 1, 2005, AFA I will offer 228 sub-accounts after giving effect to the combination of sub-accounts invested in the same underlying mutual funds.

     The merger of the Separate Accounts, including the combination of overlapping sub-accounts, will require no adjustments and will not change the number of units or accumulation unit values of the contractholders' interests in the sub-accounts. Additionally, the contracts and related fee structures offered through the Account and Separate Account A will not change as a result of the merger with AFA I. Subsequent to December 31, 2004, Allstate Life will assess all fees previously assessed by Glenbrook Life. The table below presents a pro-forma listing of the net assets applicable to the sub-accounts giving effect to the Merger as of September 30, 2004.

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
--------------------------------------------------------------------------------

2.   MERGERS (CONTINUED)

                                         PRO FORMA SCHEDULE OF SUB-ACCOUNT NET ASSETS
                                                      SEPTEMBER 30, 2004

                                                                       Pre-Merger                             Post-Merger
-----------------------------------------------------------------------------------------------------------------------------
                                               Glenbrook Life and    Glenbrook Life         Allstate            Allstate
                                                Annuity Company      Multi-Manager     Financial Advisors  Financial Advisors
SUB-ACCOUNT                                    Separate Account A   Variable Account   Separate Account I  Separate Account I
-----------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds
     AIM V. I. Aggressive Growth               $       26,747,170  $           64,157  $                -  $       26,811,327
     AIM V. I. Balanced                                54,561,164           4,577,055                   -          59,138,219
     AIM V. I. Basic Value                             30,584,363                   -               8,248          30,592,611
     AIM V. I. Blue Chip                               23,049,024                   -                   -          23,049,024
     AIM V. I. Capital Appreciation                    81,814,396          12,010,442          32,113,379         125,938,217
     AIM V. I. Capital Development                     20,703,341                   -                   -          20,703,341
     AIM V. I. Core Equity                            113,607,844           3,429,405           2,818,594         119,855,843
     AIM V. I. Dent Demographics                       11,488,726               5,492              12,347          11,506,565
     AIM V. I. Diversified Income                      27,564,215           1,285,308           1,648,386          30,497,909
     AIM V. I. Government Securities                   42,509,929             685,736                   -          43,195,665
     AIM V. I. Growth                                  60,813,463           2,386,597          16,328,841          79,528,901
     AIM V. I. High Yield                              17,521,634           1,762,579                   -          19,284,213
     AIM V. I. International Growth                    39,774,469             115,350           1,397,715          41,287,534
     AIM V. I. Mid Cap Core Equity                     20,367,080                   -           1,310,028          21,677,108
     AIM V. I. Money Market                            27,842,907                   -                   -          27,842,907
     AIM V. I. Premier Equity                         117,275,412           6,674,646          44,246,063         168,196,121
     INVESCO VIF - Technology                           6,644,079                   -                   -           6,644,079
     INVESCO VIF - Utilities                           10,420,253              19,085                   -          10,439,338

AIM Variable Insurance Funds Series II
     AIM V. I. Aggressive Growth Series II                541,339                   -                   -             541,339
     AIM V. I. Balanced Series II                       1,961,226                   -                   -           1,961,226
     AIM V. I. Basic Value Series II                    2,808,269                   -          15,018,862          17,827,131
     AIM V. I. Blue Chip Series II                      1,003,017                   -                   -           1,003,017
     AIM V. I. Capital Appreciation Series II             863,180                   -           5,752,590           6,615,770
     AIM V. I. Capital Development Series II              373,753                   -                   -             373,753
     AIM V. I. Core Equity Series II                      465,991                   -                   -             465,991
     AIM V. I. Dent Demographics Series II                280,024                   -                   -             280,024
     AIM V. I. Diversified Income Series II               717,580                   -                   -             717,580
     AIM V. I. Government Securities Series II          2,493,900                   -                   -           2,493,900
     AIM V. I. Growth Series II                           303,351                   -                   -             303,351
     AIM V. I. High Yield Series II                       792,569                   -                   -             792,569
     AIM V. I. International Growth Series II             588,760                   -                   -             588,760
     AIM V. I. Mid Cap Core Equity Series II            1,584,795                   -             749,666           2,334,461
     AIM V. I. Money Market Series II                   6,756,657                   -                   -           6,756,657
     AIM V. I. Premier Equity Series II                   478,682                   -           3,183,027           3,661,709
     INVESCO VIF - Technology Series II                   128,471                   -                   -             128,471
     INVESCO VIF - Utilities Series II                    392,687                   -                   -             392,687

The remaining Sub-Accounts                                      -         258,338,844       8,916,373,593       9,174,712,437
                                               ------------------  ------------------  ------------------  ------------------

       TOTAL NET ASSETS                        $      755,823,720  $      291,354,696  $    9,040,961,339      10,088,139,755
                                               ==================  ==================  ==================  ==================

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)
--------------------------------------------------------------------------------

3.   PURCHASES OF INVESTMENTS

     The cost of purchases of investments for the nine months ended September 30, 2004 were as follows:

                                                                            Purchases
                                                                        ----------------
Investments in the AIM Variable Insurance Funds Sub-Accounts:
     AIM V. I. Aggressive Growth                                        $        813,435
     AIM V. I. Balanced                                                        4,461,698
     AIM V. I. Basic Value                                                     7,248,103
     AIM V. I. Blue Chip                                                       2,256,180
     AIM V. I. Capital Appreciation                                            1,598,986
     AIM V. I. Capital Development                                             3,888,144
     AIM V. I. Core Equity                                                     1,768,127
     AIM V. I. Dent Demographics                                                 906,110
     AIM V. I. Diversified Income                                              3,089,036
     AIM V. I. Global Utilities (a)                                              518,317
     AIM V. I. Government Securities                                           2,728,198
     AIM V. I. Growth                                                          1,099,986
     AIM V. I. High Yield                                                      2,088,215
     AIM V. I. International Growth                                            2,246,895
     AIM V. I. Mid Cap Core Equity                                             4,765,129
     AIM V. I. Money Market                                                   10,478,697
     AIM V. I. New Technology (b)                                                780,998
     AIM V. I. Premier Equity                                                    920,167
     INVESCO VIF - Technology (c)                                              7,867,390
     INVESCO VIF -Utilities (c)                                               10,305,832

Investments in the AIM Variable Insurance Funds Series II Sub-Accounts:
     AIM V. I. Aggressive Growth II                                               58,754
     AIM V. I. Balanced II                                                       301,467
     AIM V. I. Basic Value II                                                    585,553
     AIM V. I. Blue Chip II                                                      256,316
     AIM V. I. Capital Appreciation II                                           202,280
     AIM V. I. Capital Development II                                             55,851
     AIM V. I. Core Equity II                                                    132,531
     AIM V. I. Dent Demographics II                                               48,945
     AIM V. I. Diversified Income II                                             159,816
     AIM V. I. Global Utilities II (d)                                            57,704
     AIM V. I. Government Securities II                                          541,965
     AIM V. I. Growth II                                                          34,243
     AIM V. I. High Yield II                                                     295,129
     AIM V. I. International Growth II                                           184,052

(a) On April 30, 2004, AIM V.I. Global Utilities merged into INVESCO VIF - Utilities
(b) On April 30, 2004, AIM V.I. New Technology merged into INVESCO VIF - Technology
(c) For period beginning April 30, 2004 and ended September 30, 2004
(d) On April 30, 2004, AIM V.I. Global Utilities II merged into INVESCO VIF - Utilities II

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)
--------------------------------------------------------------------------------

3.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                            Purchases
                                                                        ----------------
Investments in the AIM Variable Insurance Funds Series II
  Sub-Accounts (continued):
     AIM V. I. Mid Cap Core Equity II                                   $        275,899
     AIM V. I. Money Market II                                                11,785,661
     AIM V. I. New Technology II (e)                                              53,569
     AIM V. I. Premier Equity II                                                  32,733
     INVESCO VIF - Technology II (c)                                             137,304
     INVESCO VIF -Utilities II (c)                                               370,700
                                                                        ----------------

                                                                        $     85,400,113
                                                                        ================

(c) For period beginning April 30, 2004 and ended September 30, 2004
(e) On April 30, 2004, AIM V.I. New Technology II merged into INVESCO VIF - Technology II

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)
--------------------------------------------------------------------------------

4.   FINANCIAL HIGHLIGHTS

     Glenbrook Life offers multiple variable annuity contracts through this Account that have unique combinations of features and fees that are assessed to the contractholders. Differences in these fee structures result in various contract expense rates and accumulation unit fair values which in turn result in various expense and total return ratios.

     In the table below, the units, the range of lowest to highest accumulation unit fair values, net assets, the investment income ratio, the range of lowest to highest expense ratios assessed by Glenbrook Life and the corresponding range of total return is presented for each rider option of the sub-accounts that had outstanding units during the period. These ranges of lowest to highest unit fair values and total return are based on the product groupings that represent lowest and highest expense ratio amounts. Therefore, some individual contract ratios are not within the ranges presented. The range of the lowest and highest unit fair values disclosed in the Statement of Net Assets may differ from the values disclosed herein because the values in the Statement of Net Assets represent the absolute lowest and highest values without consideration of the corresponding expense ratios.

     The expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of daily net assets. The amount deducted is based upon the product and the number and magnitude of rider options selected by each contractholder. This results in several accumulation unit values for each sub-account based upon those choices.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

          * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests.

          ** EXPENSE RATIO - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and contract administration charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying fund have been excluded.

          *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units.

               Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.

                                              At September 30, 2004               For the nine months ended September 30, 2004
                                 --------------------------------------------  ---------------------------------------------------
                                                 Accumulation
                                    Units       Unit Fair Value    Net Assets   Investment     Expense Ratio**    Total Return***
                                    (000s)     Lowest to Highest     (000s)    Income Ratio* Lowest to Highest   Lowest to Highest
                                 ------------ -------------------- ----------  ------------  ------------------  -----------------
Investments in the AIM Variable
  Insurance Funds Sub-Accounts:
    AIM V. I. Aggressive
      Growth                            2,878 $   6.11  -  $ 10.58 $   26,747          0.00%    1.10%  -   1.70%   -2.01% -  -1.57%
    AIM V. I. Balanced                  5,510     7.77  -    10.41     54,561          0.00     1.10   -   1.70    -0.77  -  -0.32
    AIM V. I. Basic Value               2,724    11.12  -    11.33     30,584          0.00     1.10   -   1.70    -1.17  -  -0.73
    AIM V. I. Blue Chip                 3,964     5.76  -     5.89     23,049          0.00     1.10   -   1.70    -4.42  -  -3.99

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)
--------------------------------------------------------------------------------

4.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                            At September 30, 2004               For the nine months ended September 30, 2004
                              -------------------------------------------  -----------------------------------------------------
                                             Accumulation
                                Units       Unit Fair Value    Net Assets   Investment    Expense Ratio**     Total Return***
                                (000s)     Lowest to Highest     (000s)    Income Ratio* Lowest to Highest   Lowest to Highest
                              ---------- --------------------  ----------  ------------  ------------------  -------------------
Investments in the AIM
   Variable Insurance Funds
   Sub-Accounts (continued):
      AIM V. I. Capital
         Appreciation              7,816 $   5.86  -  $  9.72  $   81,814          0.00%   1.10%   -   1.70%   -4.33%   -  -3.90%
      AIM V. I. Capital
         Development               1,718     9.39  -    13.09      20,703          0.00    1.10    -   1.70     0.60    -   1.05
      AIM V. I. Core
         Equity                   10,000     6.61  -    10.34     113,608          0.00    1.10    -   1.70     0.10    -   0.55
      AIM V. I. Dent
         Demographics              2,485     4.64  -     4.75      11,489          0.00    1.10    -   1.70    -5.06    -  -4.63
      AIM V. I. Diversified
         Income                    2,375    10.99  -    11.51      27,564          0.00    1.10    -   1.70     2.43    -   2.89
      AIM V. I. Global
         Utilities (a)                 -      N/A  -      N/A           -          6.58    1.10    -   1.70      N/A    -    N/A
      AIM V. I. Government
         Securities                3,327    12.04  -    12.77      42,510          0.00    1.10    -   1.70     0.67    -   1.13
      AIM V. I. Growth             8,146     4.22  -     6.99      60,813          0.00    1.10    -   1.70    -3.40    -  -2.96
      AIM V. I. High
         Yield                     1,894     9.30  -     9.66      17,522          0.00    1.10    -   1.70     4.86    -   5.33
      AIM V. I. International
         Growth                    3,752     7.09  -     9.29      39,774          0.00    1.10    -   1.70     6.37    -   6.85
      AIM V. I. Mid Cap Core
         Equity                    1,564    12.90  -    13.13      20,367          0.00    1.10    -   1.70     3.89    -   4.36
      AIM V. I. Money
         Market                    2,492    10.18  -    11.25      27,843          0.35    1.10    -   1.70    -0.89    -  -0.45
      AIM V. I. New
         Technology (b)                -      N/A  -      N/A           -          0.00    1.10    -   1.70      N/A    -    N/A
      AIM V. I. Premier
         Equity                   11,924     5.95  -     9.09     117,275          0.00    1.10    -   1.70    -3.75    -  -3.32
      INVESCO - VIF
         Technology (c)              691     9.60  -     9.62       6,644          0.00    1.10    -   1.70    -4.03    -  -3.78
      INVESCO - VIF
         Utilities (c)               957    10.87  -    10.90      10,420          0.00    1.10    -   1.70     8.71    -   8.99

(a) On April 30, 2004, AIM V.I. Global Utilities merged into INVESCO VIF - Utilities
(b) On April 30, 2004, AIM V.I. New Technology merged into INVESCO VIF - Technology
(c) For period beginning April 30, 2004 and ended September 30, 2004

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)
--------------------------------------------------------------------------------

4.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                              At September 30, 2004                For the nine months ended September 30, 2004
                                 -------------------------------------------- ----------------------------------------------------
                                              Accumulation
                                   Units     Unit Fair Value      Net Assets   Investment     Expense Ratio**     Total Return***
                                  (000s)    Lowest to Highest       (000s)    Income Ratio*  Lowest to Highest  Lowest to Highest
                                 -------- ----------------------  ----------- -------------  -----------------  ------------------
Investments in the AIM Variable
   Insurance Funds Series II
   Sub-Accounts:
      AIM V. I. Aggressive
         Growth II                     56 $   9.66   -  $   9.85  $       541          0.00%     1.30% -  2.00%   -2.44%  -  -1.91%
      AIM V. I.
         Balanced II                  209     9.23   -      9.43        1,961          0.00      1.30  -  2.10    -1.28   -  -0.68
      AIM V. I. Basic
         Value II                     284     9.76   -      9.98        2,808          0.00      1.30  -  2.10    -1.67   -  -1.07
      AIM V. I. Blue
         Chip II                      111     8.89   -      9.08        1,003          0.00      1.30  -  2.10    -5.04   -  -4.46
      AIM V. I. Capital
         Appreciation II               96     8.92   -      9.10          863          0.00      1.30  -  2.00    -4.76   -  -4.25
      AIM V. I. Capital
         Development II                36    10.19   -     10.39          374          0.00      1.30  -  2.00     0.21   -   0.75
      AIM V. I. Core
         Equity II                     46    10.01   -     10.21          466          0.00      1.30  -  2.00    -0.32   -   0.21
      AIM V. I. Dent
         Demographics II               33     8.44   -      8.61          280          0.00      1.30  -  2.00    -5.49   -  -4.98
      AIM V. I. Diversified
         Income II                     65    10.81   -     11.04          718          0.00      1.30  -  2.10     1.79   -   2.41
      AIM V. I. Global
         Utilities II (d)               -      N/A   -       N/A            -          7.39      1.30  -  1.85      N/A   -    N/A
      AIM V. I. Government
         Securities II                232    10.58   -     10.82        2,494          0.00      1.30  -  2.00     0.12   -   0.73
      AIM V. I. Growth II              36     8.33   -      8.50          303          0.00      1.30  -  2.00    -3.77   -  -3.26
      AIM V. I. High
         Yield II                      65    12.10   -     12.33          793          0.00      1.30  -  2.00     4.46   -   5.02
      AIM V. I. International
         Growth II                     53    11.01   -     11.23          589          0.00      1.30  -  2.00     5.97   -   6.53
      AIM V. I. Mid Cap Core
         Equity II                    140    11.21   -     11.43        1,585          0.00      1.30  -  2.00     3.42   -   3.97
      AIM V. I. Money
         Market II                    694     9.51   -      9.78        6,757          0.16      1.30  -  2.30    -4.85   -  -0.79
      AIM V. I. New
         Technology II (e)              -      N/A   -       N/A            -          0.00      1.30  -  2.00      N/A   -    N/A
      AIM V. I. Premier
         Equity II                     59     7.94   -      8.15          479          0.00      1.30  -  2.20    -4.34   -  -3.68
      INVESCO - VIF
         Technology II (c)             13     9.57   -      9.60          128          0.00      1.30  -  2.00    -4.33   -  -4.04

(c) For period beginning April 30, 2004 and ended September 30, 2004
(d) On April 30, 2004, AIM V.I. Global Utilities II merged into INVESCO VIF - Utilities II
(e) On April 30, 2004, AIM V.I. New Technology II merged into INVESCO VIF - Technology II

GLENBROOK LIFE AND ANNUITY COMPANY SEPARATE ACCOUNT A
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)
--------------------------------------------------------------------------------

4.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                            At September 30, 2004                  For the nine months ended September 30, 2004
                                                Accumulation
                                   Units       Unit Fair Value     Net Assets   Investment      Expense Ratio**     Total Return***
                                   (000s)     Lowest to Highest      (000s)    Income Ratio*  Lowest to Highest   Lowest to Highest
                                ----------  ---------------------  ----------  -------------  -----------------   -----------------
Investments in the AIM Variable
   Insurance Funds Series II
   Sub-Accounts (continued):
      INVESCO - VIF
         Utilities II (c)              36   $ 10.86  -  $ 10.88    $     393         0.00%    1.30%  -  1.85%      8.57%  -  8.83%

(c) For period beginning April 30, 2004 and ended September 30, 2004

                                     PART C
                                OTHER INFORMATION


24 (a) FINANCIAL STATEMENTS

The consolidated financial statements of Allstate Life Insurance Company and the financial statements of Allstate Financial Advisors Separate Account I, Glenbrook Life and Annuity Company Separate Account A and Glenbrook Life Multi-Manager Variable Account are contained in Part B of this Registration Statement.

(b) EXHIBITS


(1)(a) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing establishment of the Allstate Financial Advisors Separate Account I (Incorporated by reference to Registrant's Form N-4 Initial Registration Statement (File No. 333-77605) dated May 3, 1999.)

(1)(b) Resolution of the Board of Directors of Glenbrook Life and Annuity Company authorizing establishment of the Glenbrook Life Multi-Manager Variable Account (Incorporated herein by reference to initial registration statement (File No. 333-00999) dated February 12, 1996).

(1)(c) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing the consolidation of Glenbrook Life and Annuity Company Separate Glenbrook Life Multi-Manager Variable Account into Allstate Financial Advisors Separate Account I filed herewith.

(2) Not Applicable

(3) Form of Underwriting Agreement (Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant's registration statement (File No. 333-00999) dated August 22, 1996).

(4)(a) Form of Contract for the Glenbrook Provider Ultra Contract (Incorporated herein by reference to initial Form N-4 Registration Statement (File No. 333-55306) dated February 9, 2001).

(4)(b) Form of Enhanced Death Benefit Rider (Incorporated herein by reference to initial Form N-4 Registration Statement (File No. 333-55306) dated February 9,
2001).

(4)(c) Form of Income Benefit Rider (Incorporated herein by reference to initial Form N-4 Registration Statement (File No. 333-55306) dated February 9, 2001).

(4)(d) Form of Enhanced Earnings Death Benefit Rider (Incorporated herein by reference to initial Form N-4 Registration Statement (File No. 333-55306) dated February 9, 2001).

(4)(e) Form of Beneficiary Death Benefit Endorsement. (Incorporated herein by reference to Post-Effective Amendment No. 3 to registration statement (File No. 333-55306) dated April 30, 2002.)

(4)(f) Form of Contract Endorsement (reflecting Allstate as issuer) filed herewith.

(5)(a) Form of Application for the Glenbrook Provider Ultra Contract (Incorporated herein by reference to initial Form N-4 Registration Statement (File No. 333-55306) dated February 9, 2001).

(6)(a) Articles of Incorporation of Allstate Life Insurance Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant's Registration Statement (File No. 333-77605) dated April 24, 2001).

   (b) By-laws of Allstate Life Insurance Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant's Registration Statement (File No. 333-77605) dated April 24, 2001).

(7) Not Applicable.

(8) (a) Form of Participation Agreements (Incorporated by reference herein to Pre-Effective Amendment No. 2 and Post-Effective Amendment Nos. 4 and 7 to registration statement (File No. 333-00999) dated August 22, 1996, September 30, 1998 and January 24, 2000, respectively).

(8) (b) Participation Agreement Putnam Variable Trust (Incorporated by reference herein to Post Effective Amendment No. 2 to Registration Statement (File No. 333-55306 dated August 31, 2001).

(9)(a) Opinion and Consent of Michael J. Velotta, Vice President, Secretary and General Counsel of Glenbrook Life and Annuity Company (Incorporated herein by reference to initial Form N-4 Registration Statement (File No. 333-55306) dated February 9, 2001).

(9)(b) Opinion and Consent of Michael J. Velotta, Vice President, Secretary and General Counsel of Allstate Life Insurance Company (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement (File No. 333-55306) dated October 19, 2001.

(9)(c) Opinion and Consent of Michael J. Velotta, Vice President, Secretary and General Counsel of Glenbrook Life and Annuity Company (Incorporated herein by reference to Post Effective Amendment No. 2 to Registration Statement (File No. 333-55306) dated August 31, 2001).

(9)(d) Opinion and Consent of Michael J. Velotta, Vice President, Secretary and General Counsel of Glenbrook Life and Annuity Company (Incorporated herein by reference to Post Effective Amendment No. 5 to Registration Statement (File No. 333-55306) dated April 16, 2004).

(9)(e) Opinion and Consent of Counsel Re: Legality filed herewith.

(10)(a) Consent of Independent Registered Public Accounting Firm filed herewith

(11) Not applicable

(12) Not applicable

(13)(a) Performance Data Calculations (Incorporated herein by reference to Initial Form N-4 Registration Statement (File No. 333-55306) dated February 9,
2001).

(13)(b) Performance Data Calculations (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement (File No. 333-55306) dated April 19, 2001).

(14) Not Applicable.

(15) Letter re: unaudited interim financial information from Registered Public Accounting Firm filed herewith

(99)(a) Powers of Attorney for Michael J. Velotta, David A. Bird, Margaret G. Dyer, Marla G. Friedman, Edward M. Liddy, John C. Lounds, Robert W. Pike, Samuel
H. Pilch, Steven E. Shebik, Eric A. Simonson, Thomas J. Wilson, II and Kevin R. Slawin. (Incorporated herein by reference to initial Form S-3 Registration Statement (File No. 333-100068) filed September 25, 2002).

(99)(b) Powers of Attorney for Casey J. Sylla and Danny L. Hale (Incorporated herein by reference to initial Form S-3 Registration Statement (File No. 333-105208) dated May 13, 2003).

(99)(c) Merger Agreement and Articles of Merger between Glenbrook Life and Annuity Company and Allstate Life Insurance Company filed herewith.



25. DIRECTORS AND OFFICERS OF THE DEPOSITOR, Allstate Life Insurance Company

NAME AND PRINCIPAL                POSITION AND OFFICE WITH
BUSINESS ADDRESS*                 DEPOSITOR OF THE ACCOUNT

Casey Joseph Sylla                  Chairman of the Board, President
                                    and Director
David Andrew Bird                   Senior Vice President and Director
Marla Gay Friedman                  Senior Vice President
Danny Lyman Hale                    Director
Edward Michael Liddy                Director
John Carl Lounds                    Senior Vice President and Director
Robert William Pike                 Director
Steven Emil Shebik                  Senior Vice President, Chief Financial
                                    Officer and Director
Eric Allen Simonson                 Senior Vice President, Chief Investment
                                    Officer and Director
Kevin Rourke Slawin                 Senior Vice President and Director
Joseph V. Tripodi                   Senior Vice President and
                                    Chief Marketing Officer
Michael Joseph Velotta              Senior Vice President, General Counsel,
                                    Secretary and Director
Thomas Joseph Wilson, II            Director
Samuel Henry Pilch                  Group Vice President and Controller
Richard Lewis Baker                 Vice President
Michael B. Boyle                    Vice President
Karen Cassidy Gardner               Vice President
Anson J. Glacy, Jr.                 Vice President
Dennis Craig Gomez                  Vice President
Mary Jovita McGinn                  Vice President and Assistant Secretary
William Harrison Monie, Jr.         Vice President
John Eric Smith                     Vice President
Patricia Wright Wilson              Vice President
Bernard Eugene Wraith               Vice President
James Philip Zils                   Treasurer
Charles Calvin Baggs                Assistant Vice President
Karen Burckhardt                    Assistant Vice President
Errol Cramer                        Assistant Vice President and
                                    Appointed Actuary
Lawrence William Dahl               Assistant Vice President
Joanne Marie Derrig                 Assistant Vice President and
                                    Chief Privacy Officer
Sarah R. Donahue                    Assistant Vice President
Philip Emmanuele                    Assistant Vice President
Lisa J. Flanary                     Assistant Vice President
Douglas Ford Gaer                   Assistant Vice President
Gregory James Guidos                Assistant Vice President
Keith A. Hauschildt                 Assistant Vice President
Ronald A. Johnson                   Assistant Vice President
Teresa G. Logue                     Assistant Vice President
Maria D. McNitt                     Assistant Vice President
Barry Sajowitz Paul                 Assistant Vice President and
                                    Assistant Treasurer
John C. Pintozzi                    Assistant Vice President
Robert A. Shore                     Assistant Vice President
Mary Springberg                     Assistant Vice President
Timothy Nicholas Vander Pas         Assistant Vice President
Richard Zaharias                    Assistant Vice President
Laura R. Zimmerman                  Assistant Vice President
Doris J. Bryant                     Assistant Secretary
Paul N. Kierig                      Assistant Secretary
Sam DeFrank Assistant               Vice President - Tax Counsel
Nestor Almaria                      Authorized Representative
Lynn Cirrincione                    Authorized Representative
Robert Leslie Park                  Assistant Vice President and
                                    Chief Compliance Officer
Joseph Patrick Rath                 Assistant Vice President, Assistant General
                                    Counsel and Assistant Secretary
Dave Simek                          Authorized Representative
Robert E. Transon                   Assistant Vice President and
                                    Illustration Actuary


The principal business address of Mr. Bird and Mr. Monie is 1776 American Heritage Drive, Jacksonville, Florida 32224. The principal business address of Mr. Wraith, Mr. Dahl and Mr. Gaer is 2940 South 84th Street, Lincoln, Nebraska 68506. The principal business address of the remaining officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.






26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Incorporated herein by reference to Annual Report on Form 10-K, filed by the Allstate Corporation on March 11, 2004 (File No. 1-11840)



27. NUMBER OF CONTRACT OWNERS

As of December 1, 2004, there were 402 nonqualified contracts and 342 qualified contracts.


28. INDEMNIFICATION


The by-laws of both Allstate Life Insurance Company (Depositor) and ALFS, Inc. ("Distributor"), provide for the indemnification of its directors, officers and controlling persons, against expenses, judgments, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company, unless a court determines such person is entitled to such indemnity.


Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


29. PRINCIPAL UNDERWRITER, ALFS, INC.

(a) The Registrant's principal underwriter acts as principal underwriter for each of the following investment companies:

Allstate Assurance Company Separate Account B
Allstate Financial Advisors Separate Account I
Allstate Life Variable Life Separate Account A
Allstate Life of New York Separate Account A
Allstate Life of New York Variable Life Separate Account A
Charter National Variable Annuity Account
Charter National Variable Account
Intramerica Variable Annuity Account
Lincoln Benefit Life Variable Annuity Account
Lincoln Benefit Life Variable Account


(b) DIRECTORS AND OFFICERS OF THE UNDERWRITER, ALFS, INC.

Name and Principal                           Positions and Officers
Business Address*                            with Underwriter
of Each Such Person

John Eric Smith                              Director, President and Chief
                                             Executive Officer
Casey J. Sylla                               Director
Michael J. Velotta                           Director and Secretary
Marion Goll                                  Vice President, Treasurer and
                                             Financial Operations Principal
Joseph P. Rath                               Vice President, General Counsel and
                                             Secretary
Andrea J. Schur                              Vice President
Joanne M. Derrig                             Assistant Vice President and
                                             Chief Privacy Officer
Maribel V. Gerstner                          Assistant Vice President and
                                             Compliance Officer
William F. Emmons                            Assistant Secretary
Emma M. Kalaidijian                          Assistant Secretary
Barry S. Paul                                Assistant Treasurer
James P. Zils                                Assistant Treasurer
John E. Smith                                Chief Operations Officer

*The principal business address of Mr. Emmons is 2940 South 84th Street, Lincoln, Nebraska 68506. The principal address of the other foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.



(c) Compensation of ALFS, Inc.

None

30. LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Allstate Life Insurance Company, is located at
3100 Sanders Road, Northbrook, Illinois 60062


The Distributor, ALFS, Inc., is located at 3100 Sanders Road, Northbrook, Illinois 60062.


Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

31. MANAGEMENT SERVICES

None

32. UNDERTAKINGS

The Registrant undertakes to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either, as part of any application to purchase a contract offered by the prospectus, a toll-free number that an applicant can call to request a Statement of Additional Information or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information. Finally, the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.

REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL REVENUE CODE

The Company represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance ("ACLI") and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

REPRESENTATION REGARDING CONTRACT EXPENSES

Allstate Life Insurance Company represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company under the Contracts. Allstate Life Insurance Company bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for Allstate Life Insurance Company to earn a profit; the degree to which the Contracts include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectus(es), or otherwise.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Allstate Financial Advisors Separate Account I has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the Township of Northfield, State of Illinois on December 28, 2004.



                           ALLSTATE FINANCIAL ADVISORS
                               SEPARATE ACCOUNT I
                                  (REGISTRANT)

                       BY: ALLSTATE LIFE INSURANCE COMPANY
                                   (DEPOSITOR)



                            By:/s/ MICHAEL J. VELOTTA
                             ----------------------
                               Michael J. Velotta
                            Vice President, Secretary
                               and General Counsel




APursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 28th day of December, 2004.





*/CASEY J. SYLLA                   Director, Chairman of the Board and
----------------------             President (Principal Executive Officer)
Casey J. Sylla

/s/MICHAEL J. VELOTTA              Director, Senior Vice President, General
----------------------             Counsel and Secretary
Michael J. Velotta

*/DAVID A. BIRD                    Director and Senior Vice President
----------------------
David A. Bird

*/DANNY L. HALE                    Director
----------------------
Danny L. Hale

*/EDWARD M. LIDDY                  Director
-----------------------
Edward M. Liddy

*/JOHN C. LOUNDS                   Director and Senior Vice President
-----------------------
John C. Lounds

*/ROBERT W. PIKE                   Director
------------------------
Robert W, Pike

*/SAMUEL H. PILCH                  Controller and Group Vice President
------------------------             (Principal Accounting Officer)
Samuel H. Pilch

*/STEVEN E. SHEBIK                 Director, Senior Vice President and Chief
------------------------              Financial Officer
Steven E. Shebik                     (Principal Financial Officer)

*/ERIC A. SIMONSON                 Director, Senior Vice President and Chief
-------------------------             Investment Officer
Eric A. Simonson

*KEVIN R. SLAWIN                   Director and Senior Vice President
-----------------------
Kevin R. Slawin

*/THOMAS J. WILSON II              Director
-----------------------
Thomas J. Wilson II


*/ By Michael J. Velotta, pursuant to Power of Attorney filed previously or herewith.

                                  EXHIBIT INDEX

Exhibit                           Description

(1)(c) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing the consolidation of Glenbrook Life and Annuity Company Separate Glenbrook Life Multi-Manager Variable Account into Allstate Financial Advisors Separate Account I
(4)(f)  Form of Contract Endorsement
(9)(e)  Opinion and Consent of Counsel Re: Legality
(10)    Consent of Independent Registered Public Accounting Firm
(15) Letter re: unaudited interim financial information from Registered Public Accounting Firm
(99)(c) Merger Agreement and Articles of Merger between Glenbrook Life and Annuity Company and Allstate Life Insurance Company